Form 20-F
period 2002-06-30
ORBITAL ENGINE CORP LTD /WAA
filed 2003-01-14
CIK 880419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES         EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE         ACT OF 1934

  For the fiscal year ended June 30, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES         EXCHANGE ACT OF 1934

 For the transition period from                     to

Commission file number 1-10936

ORBITAL ENGINE CORPORATION LIMITED
Australian Company Number: 009 344 058

WESTERN AUSTRALIA, AUSTRALIA

1 WHIPPLE STREET, BALCATTA, 6021, AUSTRALIA

Securities registered or to be registered pursuant to Section 12(b) of the Act

Name of each exchange on which registered
Ordinary Shares	Australian Stock Exchange Limited
American Depositary Shares*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities registered or to be registered pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 355,387,361

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days YES  ☒  NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17  ☐  ITEM 18  ☒

*	Evidenced by American Depositary Receipts. Each American Depositary Share represents eight Ordinary Shares

EXHIBITS

(a)  Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(b)  Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)  The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)  Exhibits

10.1	Executive Service Agreement between Orbital Engine Corporation Limited and Peter Chapman Cook

10.2	Technical Transfer and Licence Agreement between Orbital Fluid Technologies Inc. and Delphi Automotive Systems LLC.*

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

CURRENCY OF PRESENTATION AND DEFINITIONS

“Orbital” means Orbital Engine Corporation Limited, a corporation incorporated under the laws of the State of Western Australia, Commonwealth of Australia and its consolidated subsidiaries.

See the Glossary at the end of this Annual Report for definitions of technical terms.

Orbital publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise specified or the context requires, references to the “US$” or “US Dollars” are to United States dollars and references to “$” or “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of Australian dollar amounts into United States dollars at the rate or rates indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, the “Noon Buying Rate”, for the dates specified. These translations should not be construed as representations that the A$ amounts actually represent the US$ amounts or could be converted into US$ at the conversion rate used.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including statements regarding the expected marketability and commercialisation of OCP Technology. This Annual Report also contains forward-looking statements about industry trends, regulatory developments, and trends in environmental law regarding, in particular, engine emissions standards in various countries, and other matters that may affect Orbital’s business. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond Orbital’s control. As a result, actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.

The factors that could cause this to occur include, among other things, the following:

•	changes in engine manufacturers’ preferences towards OCP Technology;
•	problems or delays in completing production testing of OCP Technology;
•	increased competition from existing or new engine technologies;
•	changes in engine emissions standards or other environmental laws in countries where Orbital licenses or plans to license OCP Technology;
•	changes in import laws or regulations in countries where Orbital licenses or plans to license OCP Technology;
•	a downturn in general economic conditions in industries where Orbital licenses or plans to license OCP Technology; and
•	the cost of any product liability or intellectual property suits against Orbital.

Orbital undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of the risks, uncertainties and other factors discussed above, such forward-looking statements should not be unduly relied upon.

PART 1

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3.     KEY INFORMATION

Exchange Rate Information

The following table sets forth, for the fiscal years indicated, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00. Orbital’s fiscal year ends on June 30 of each year.

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low

1998	$0.6208	$0.6804	$0.7537	$0.5867
1999	$0.6611	$0.6247	$0.6712	$0.5550
2000	$0.5971	$0.6238	$0.6703	$0.5685
2001	$0.5100	$0.5320	$0.5885	$0.4941
2002	$0.5628	$0.5240	$0.5748	$0.4841

(1) The average of the Noon Buying Rates on the last business day of each full month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
June 2002	$0.5748	$0.5583
July 2002	$0.5688	$0.5370
August 2002	$0.5534	$0.5280
September 2002	$0.5518	$0.5419
October 2002	$0.5585	$0.5422
November 2002	$0.5660	$0.5563

On December 31, 2002, the Noon Buying Rate was US$0.5625 per A$l.00.

The Australian dollar is convertible into US dollars at freely floating rates. Under the Banking (Foreign Exchange) Regulations, the Reserve Bank of Australia (the RBA) must approve in advance payments in and from Australia relating to:

•	the Government of Iraq or its agencies or its nationals;
•
the Embassy of the Federal Republic of Yugoslavia, the Consulate General of the Federal Republic of Yugoslavia, Nanodna Banka Jugoslavie (including Banque Nationale de Yugoslavie and certain other persons listed in the relevant instrument as known supporters of the former Milosevic regime of the Federal Republic of Yugoslavia);

•	authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies; or
•	the United Union for the Total Independence of Angola (UNITA) and its senior officials and their immediate families.

Restrictions also apply under the Charter of the United Nations (Anti-terrorism Measures) Regulations 2001 to transactions, accounts and assets relating to:

•	the Taliban or any undertaking owned or controlled by it;
•	Osama bin Laden, the Al-Qaida organisation and certain other persons and entities identified as being linked to terrorism.

Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect Orbital’s earnings, the book value of its assets and its shareholders’ equity as expressed in Australian and US dollars, and consequently may affect the market price for the American Depositary Shares (the “ADSs”). In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of Orbital’s ordinary shares on the ASX and, as a result, are likely to affect the market price of Orbital’s ADSs in the United States. See “Item 4. Information on the Company - Risk Factors – Fluctuations in exchange rates may have a material adverse effect on us”. Any fluctuations will also affect the conversion into US dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the ordinary shares represented by the ADSs.

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars, and a significant proportion of expenditure has been denominated in US dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. At December 31, 2002 Orbital did not have any outstanding hedging transactions but will seek to minimise currency exposure by engaging in hedging transactions, where appropriate, and by managing the currency position for funding, investments, revenue receipts and expenditures.

Orbital’s financial statements are prepared in accordance with Australian GAAP, which differs in material respects from US GAAP. See Note 34 to the Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated statement of earnings data for fiscal 2000, 2001 and 2002 and the selected consolidated balance sheet data as at June 30, 2001 and 2002 set forth below have been derived from Orbital’s audited financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. The selected consolidated statement of earnings data for fiscal 1998 and 1999 and the selected consolidated balance sheet data as at June 30, 1998, 1999 and 2000 set forth below have been derived from audited financial statements, which are not included herein. Such statements have been reported on by the Company’s auditors, KPMG.

ITEM 3.    KEY INFORMATION (Cont.)

Selected Financial Data

Amounts prepared in Accordance with Australian GAAP
(in 000’s except per Ordinary Share and ADS amounts)

	2002(1) US$	2002 A$	2001 A$	2000 A$	1999 A$	1998 A$
Statement of Earnings Data
Operating Revenue
Revenue from trading operations	28,682	50,964	57,610	49,221	51,251	52,592
Other revenue	561	996	4,041	2,126	14,704	9,501

Total operating revenue	29,243	51,960	61,651	51,347	65,955	62,093
Costs and expenses
Costs of products and services	(24,382)	(43,323)	(55,213)	(40,708)	(44,239)	(44,702)
Selling, general and administrative expenses	(19,424)	(34,512)	(33,806)	(23,521)	(25,294)	(11,112)

Total operating expenditure	(43,806)	(77,835)	(89,019)	(64,229)	(69,533)	(55,814)

Operating (loss)/profit before abnormal items and income tax	(14,562)	(25,875)	(27,368)	(12,882)	(3,578)	6,279
Abnormal expenses		—	—	—	(91,017)	(85,426)

Operating (loss) before income tax	(14,562)	(25,875)	(27,368)	(12,882)	(94,595)	(79,147)
Income tax credit/(expense) attributable to operating (loss)/profit, including abnormal tax write-offs	(507)	(901)	807	2,998	7,381	(9,603)
Outside equity interests in operating loss	—	—	(276)	(45)	—	—

Net (loss) after income tax	(15,069)	(26,776)	(26,837)	(9,929)	(87,214)	(88,750)

Dividends paid and payable	0	0	0	0	0	0
Earnings/(loss) per Ordinary Share (2)
— Basic and diluted (cents)	(4.24)	(7.54)	(7.59)	(3.06)	(26.93)	(27.43)
Dividends per A$1 ordinary share (cents)	0	0	0	0	0	0

Amounts prepared in Accordance with Australian GAAP
(in 000’s except per Ordinary Share and ADS amounts)

	2002(1) US$	2002 A$	2001 A$	2000 A$	1999 A$	1998 A$
Balance Sheet Data at period end

Total assets	25,350	45,042	111,789	198,720	237,683	314,655
Total long-term debt(3)	10,894	19,357	19,541	19,431	19,640	19,839
Net assets / liabilities	(7,150)	(12,705)	14,071	35,792	13,502	100,586
Total shareholders’ equity	(7,150)	(12,705)	14,071	35,792	13,502	100,586

Amounts prepared in Accordance with US GAAP (4)
(in 000’s except per Ordinary Share and ADS amounts)

	2002(1) US$	2002 A$	2001 A$	2000 A$	1999 A$	1998 A$
Statement of Earnings Data
Total Revenue	29,243	51,960	61,651	44,391	65,955	62,093
Net (loss)/income(5)	(14,460)	(25,693)	(26,160)	(19,933)	(13,533)	3,527
(Loss)/earnings per ordinary share(2)
— Basic and diluted (cents)	(4.07)	(7.24)	(7.40)	(6.14)	(4.18)	1.09
Earnings/(loss) per ADS
— Basic and diluted (cents)	(32.58)	(57.89)	(59.16)	(49.12)	(33.44)	8.72

Balance Sheet Data at period end
Total assets	25,077	44,558	104,993	191,231	235,722	229,762
Total long-term debt	10,894	19,357	19,541	19,431	19,640	19,839
Net Assets	(7,423)	(13,189)	10,760	32,587	16,475	29,807
Total shareholders’ equity	(7,423)	(13,189)	10,760	32,587	16,475	29,807

(1)	Balance Sheet and Profit and Loss items have been translated at the Noon Buying Rate on June 28, 2002 which was US$0.5628=A$1.00. Such translations are provided for information purposes only.

(2)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2002, there were 355,387,361 ordinary shares on issue.

(3)
The $19.357 million long-term debt includes non-current lease liabilities of $0.357 million. The remaining $19.0 million is outstanding under a loan facility with the State of Western Australia ($19.0 million for 2001, 2000, 1999 and 1998). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

(4)	For a discussion of the major differences between Australian GAAP and US GAAP, see Note 34 to the Consolidated Financial Statements.

(5)
Orbital has determined for purposes of the US GAAP reconciliation contained herein to treat all pre-production expenditure and start-up costs incurred in enhancing the OCP Technology as if they had been expensed as incurred. Such pre-production expenditure and start-up costs were, under Orbital’s accounting policy effective for the financial periods ended up to June 30, 1995, capitalised in the Australian GAAP financial statements. From July 1, 1995 all such expenditure is expensed as incurred in the Australian GAAP financial statements. The amounts previously capitalised for Australian GAAP reporting were written off on a straight line basis over the four years concluding 30 June 1999.

Risk Factors

•	The future fees we receive under license agreements may be substantially less than the fees received in recent years

One of Orbital’s sources of income is license fees earned from the sale of rights to use OCP Technology. License agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise OCP Technology. In the fiscal year ended June 30, 2002, fees and royalties earned for all activities (including system sales and engineering) from the fourteen current licensees accounted for approximately 88% of Orbital’s consolidated operating revenues. During the last three fiscal years, income from licensees accounted for approximately 89% of Orbital’s total consolidated revenues.

Orbital has already received a majority of the total lump sum fees due under its existing license agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating OCP Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional engineering or engine development services are provided. As a result, the remaining fees received by Orbital under existing license agreements may be substantially less than the fees received in recent years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us

The license agreements usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at December 31, 2002, six of Orbital’s fourteen current licensees have begun commercial production and sale of engines using OCP Technology. Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other license agreements.

Orbital may not be able to enter into additional license agreements with new customers. In addition, current licensees may choose not to commercially produce engines incorporating OCP Technology, and those who do may not succeed in selling these products to consumers. The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on Orbital’s business and results of operations.

•	We rely on a small number of key customers

Orbital relies on a small number of key customers for the majority of its revenues. Five customers accounted for 83% of total revenue in the last fiscal year. The loss of one or more of these customers (one of which accounted for 47% and another 27% of total revenue) could have a material adverse effect on Orbital’s business and results of operations.

•	We may not be able to successfully complete the production testing programs for the application of OCP Technology to customer engines

Orbital and its licensees engage in production testing programs, which typically last two to four years, for the application of OCP Technology to customer engines. These tests must be successfully completed before manufacturers will consider committing the large capital amounts needed to modify existing or build new engine manufacturing plants. Orbital generally receives engineering fees for undertaking these programs.

Orbital may not be able to complete these testing programs successfully or without unforeseen problems or delays. As a result there can be no certainty that products using OCP Technology will be introduced into the market or that Orbital will continue to receive engineering fees for performing these production programs.

•	The market may not accept OCP Technology

Many factors will influence whether Orbital’s licensees decide to produce engines commercially using OCP Technology. These include the cost of adapting existing facilities or building new manufacturing facilities, and the reliability and efficiency of OCP Technology. Manufacturers also will evaluate competing technologies and consider how government fuel economy and emissions standards in different countries may favour one technology over another. If manufacturers begin commercial production using OCP Technology, the number of engines sold will depend on market acceptance. Many of these factors are beyond Orbital’s control, but will ultimately affect the amount of royalties received. If licensees decide not to use OCP Technology commercially or consumers choose not to buy products incorporating OCP Technology, there would be a material adverse effect on Orbital’s business and results of operations.

•	We may not be able to fund the capital and working capital requirements necessary for our business

Orbital has needed significant capital amounts to conduct its business, although these costs are now minimal. Orbital has substantial on-going research and development costs and operating costs for the commercialisation of OCP Technology. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

•	We may not be able to protect our intellectual property rights

Orbital has obtained patents on many aspects of its OCP Technology, and has applied for additional patents on other aspects of this technology. Orbital’s success in part, may depend upon the ability to protect the technology and products under United States and foreign intellectual property laws.

Orbital is not a party to any present patent or intellectual property litigation, but in the future may be sued by other parties that claim OCP Technology infringes their patent rights or other rights, or may need to sue other parties to enforce its patent or other intellectual property rights. In the event of being sued by other parties, if proved, these claims could have a material adverse effect upon Orbital. Even if Orbital won any of these suits, the management time and legal expenses required to defend against these claims could have an adverse effect on Orbital’s future operating results. Orbital also has trade secrets and know-how, which are not patentable but are still important to Orbital’s business. Orbital seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect Orbital from unauthorised use or disclosure of its trade secrets and know-how.

•	Our share price may be volatile

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange have experienced historic volatility. In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On December 31, 2002, the closing price of Orbital’s ordinary shares on the ASX was A$0.135, a decrease of approximately 55% from the closing price of A$0.30 on June 28, 2002. The closing price of the ADSs on the New York Stock Exchange on December 31, 2002 was US$0.70, a decrease of approximately 48%, from the closing price of US$1.34 for the ADSs on June 28, 2002. See Item 9.—“Nature of Trading Market”.

•	A large product liability judgement could have a material adverse effect on us

Orbital is subject to business risk from product liability suits if third parties claim that defects in OCP Technology caused personal injury or other losses. Orbital may also be required to indemnify licensees for claims arising from alleged defects in products, which use OCP Technology or are designed or manufactured by Orbital. Licensees are, however, required to indemnify us from liabilities caused by defects in products not manufactured by Orbital.

Orbital believes that sufficient product liability insurance is held for the range of products and test engines currently provided to licensees but sufficient coverage may not be able to be obtained in the future, at affordable costs, or at all. Even if Orbital has such insurance, a judgement against us in a large product liability suit could have a material adverse effect on Orbital’s business or financial condition.

•	OCP Technology may not be able to compete successfully against other engine technologies

Orbital faces significant competition from automobile and engine manufacturers and engineering firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than Orbital.

Orbital’s commercial success depends upon whether OCP Technology can compete successfully against both existing and new engine technologies, including new technologies that are similar to OCP Technology. To achieve commercial success, OCP Technology will need to displace current four-stroke and two-stroke internal combustion engine technologies, which have a dominant market position. Four-stroke and two-stroke engines may continue to dominate the engine market, or they may be replaced by new technologies other than OCP Technology. Orbital’s competitors may develop products that are technically superior to Orbital’s products or more acceptable to the market. This could reduce available market share to Orbital or make OCP Technology less attractive or obsolete, which would have a material adverse effect on Orbital’s business.

•	Fluctuations in exchange rates may have a material adverse effect on us

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars, and a significant amount of expenditure is in US dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. At December 31, 2002, Orbital did not have any outstanding hedging transactions but will seek to minimise currency exposure by engaging in hedging transactions, where appropriate, and by managing the currency position for funding, investments, revenue receipts and expenditures. See “Exchange Rate Information” above.

•	We may not be able to comply with future governmental regulations

Products using OCP Technology must comply with many emissions, fuel economy and other regulations in the US and other countries. Based on internal testing, Orbital believes that products using OCP Technology will be able to meet current emissions and fuel economy standards in the countries that are Orbital’s most important markets. The effects of any future regulations on Orbital’s business or results of operations cannot be predicted. However, if Orbital were unable to comply with any material new regulations in the US or other key markets, this could delay the commercialisation of OCP Technology and have a material adverse effect on Orbital’s business and results of operations.

•	Classification as a “PFIC” would result in adverse tax treatment to our US shareholders

Under US federal tax laws, a foreign corporation is treated as a passive foreign investment company (“PFIC”) if 50% or more of its assets or 75% or more of its income is passive. Historically, Orbital has not been treated as a PFIC and currently believes that it is not a PFIC. This is, however, a factual determination made annually, which could change, based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were classified as a PFIC in any taxable year, a US holder of Ordinary Shares or ADSs would be subject to special rules. These rules are intended to reduce or eliminate any benefit from the deferral of US income tax that a US holder could derive if the foreign company does not distribute all of its earnings on a current basis. See Item 10.—“Taxation-United States Federal Income Taxation”.

•	Our shares may be de-listed from the New York Stock Exchange (“NYSE”)

In accordance with NYSE continued listing procedures, Orbital has received notification from the NYSE of its non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, Orbital has submitted a business plan to the Listings and Compliance Committee of the NYSE for approval. Preliminary indications are that the plan demonstrates likely compliance with the continued listing standards within an eighteen month period and is likely to be accepted by the Committee. The Committee’s formal response, which may include conditions for approval, is expected in the near future. If the plan is accepted, the Company will be subject to ongoing monitoring to ensure compliance. Should the Company not meet the specified criteria within the eighteen month period, it may be subject to NYSE trading suspension and possible de-listing. If the plan is not accepted, Orbital would be subject to NYSE trading suspension and possible de-listing.

The Company was also notified on October 21, 2002 of its non-compliance with the continued listing standard requiring an American Depositary Share (ADS) trading price of not less than US$1.00. In the event that at the expiration of a six-month cure period from receipt of that notification the Company has not attained both a US$1.00 ADS price and a US$1.00 average ADS price over the preceding 30 trading days, the NYSE may commence suspension and delisting procedures.

If an alternative market for trading in the Company’s ADSs was not available, this could have an adverse impact on the Company’s share price.

The Australian Stock Exchange (“ASX”) does not have the same continued listing standards and any delisting of Orbital shares by the NYSE would not impact on the Company’s listing on the ASX.

•	We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject

Orbital has a 50% interest in Synerject LLC, a joint venture with SiemensVDO Automotive. Refer to Item 4 – “Information on the Company – Strategic Alliances – Siemens”. Synerject has borrowings of approximately US$21 million from Siemens, half of which have been guaranteed by Orbital. The loan was due for repayment on September 30, 2002 and has subsequently been renegotiated to provide longer term financing of US$21 million until September 30, 2006. Orbital and Siemens VDO have agreed to restructure Synerject and it is anticipated that revised arrangements will be in place during the first quarter of calendar 2003. Refer Item 4 – “Events After the End of the Financial Year”.

Should Synerject default in its obligations under the loan arrangements, Orbital may be required to make payments pursuant to the guarantee. If Orbital has insufficient funds at that time to meet that obligation, it would be required to secure additional funding in order to continue its operations. Failure to secure such funding could result in Orbital becoming insolvent.

ITEM 4.     INFORMATION ON THE COMPANY

History And Development Of The Company

Orbital Engine Corporation Limited is incorporated as a public company in Australia and operates under the Corporations Act 2001. The Company’s domicile is Australia where its registered office and principal place of business is located at 1 Whipple Street, Balcatta, Western Australia (tel +61 8 9441 2311). The Company’s wholly owned United States operating subsidiary, Orbital Fluid Technologies Inc., is located at 201 Enterprise Drive, Newport News, Virginia.

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

	Class of Shares	Consolidated Entity Interest
		2002	2001
		%	%
Orbital Engine Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
— Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
— S T Management Limited	Ord	100	100
— OFT Australia Pty Ltd	Ord	100	100
— Orbital Australia Manufacturing Pty Ltd	Ord	100	100
— Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
— OEC Pty Ltd	Ord	100	100
— Investment Development Funding Pty Ltd	Ord	100	100
— Orbital Environmental Pty Ltd	Ord	100	100
— Power Investment Funding Pty Ltd	Ord	100	—
United States of America
— Orbital Holdings (USA) Inc.	Ord	100	100
— Orbital Engine Company (USA) Inc.	Ord	100	100
— Orbital Fluid Technologies Inc.	Ord	100	100
— Orbital SEFIS Company LLC	Ord	100	100
United Kingdom
— Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of engine technologies using air assisted gasoline direct injection, lean burn combustion and electronic control systems designed to improve the performance of internal combustion engines. These technologies are collectively called the Orbital Combustion Process or OCP Technology. Orbital aims to achieve, through license and supply agreements, significant market acceptance of engines incorporating OCP Technology in the automobile, marine, recreational and motorcycle markets.

Orbital’s beginnings date to the late 1960s, when Ralph Sarich, Orbital’s founder, began development of a rotary internal combustion engine called the Orbital Engine. Mr Sarich entered a partnership, known as the Sarich Design and Development Partnership, with two other individuals for the purpose of developing, patenting and marketing the Orbital Engine. In November 1972, the partnership entered into a joint venture with The Broken Hill Proprietary Company Limited (“BHP”), then one of Australia’s largest companies. Under that joint venture, in which each of the partnership and BHP had a 50% interest, Orbital Engine Company (Australia) Pty Ltd was established in January 1973, for the development and commercialisation of the Orbital Engine.

In 1978, the partnership assigned its interest in Orbital Engine Company (Australia) Pty Ltd to the Sarich Design and Development Unit Trust (“the Trust”). In 1984, the Trust publicly offered some of its interest in Orbital Engine Company (Australia) Pty Ltd through the listing on the Australian Stock Exchange (“ASX”) of the Sarich Technologies Trust (“STT”). In December 1988, STT was converted to an ASX listed company, Sarich Technologies Limited. In May 1989, BHP exchanged its 50% equity interest in Orbital Engine Company (Australia) Pty Ltd for a 35% shareholding in Sarich Technologies Limited, reflecting BHP’s rights to income under the original joint venture agreement with the partnership and certain debt owing from Orbital Engine Company (Australia) Pty Ltd to BHP. In November 1990, Sarich Technologies Limited changed its name to Orbital Engine Corporation Limited.

In the period between 1973 and 1983, Orbital established a team of engineers and technicians and developed fuel injection and combustion technology that enhanced the performance of the rotary Orbital Engine, culminating with General Motors Corporation entering into an agreement in 1983 to evaluate the Orbital Engine. During this period, Orbital recognised that its fuel injection and combustion technology could also be applied to a conventional two-stroke engine to reduce many of its shortcomings.

In 1983, Orbital determined that the application of its technology to two-stroke engines had the potential for greater commercial return and market acceptance than the rotary Orbital Engine due, among other things, to the commercial barrier of requiring completely new manufacturing processes and facilities to produce the rotary Orbital Engine. As a consequence, Orbital decided to cease development of the rotary Orbital Engine in favour of applying its fuel injection and combustion technology to two-stroke engines.

In December 1991, Orbital offered for sale 2,890,000 American Depositary Shares (“ADSs”) (representing 23,120,000 ordinary shares in Orbital) and BHP offered for sale 510,000 ADSs representing 4,080,000 ordinary shares in Orbital. These ADSs were listed on the NYSE at that time. (BHP reduced its shareholding to 9.5% in July/August 1998 and to nil in December 1999.)

In July and August 1998, Orbital was listed by local market makers on “over the counter” markets in Germany, with ordinary shares traded on the Frankfurt Stock Exchange and ADR’s traded on the Berlin Stock Exchange.

As of November 30, 2002, approximately 45% of Orbital’s outstanding shares were held in the form of ADSs traded on the New York Stock Exchange. See Item 9.—“Nature of Trading Market”.

Strategy

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets, especially the global automotive market. Orbital’s strategy is to actively participate in the commercialisation to reduce risks and advance the rate of adoption of OCP Technology. As part of this strategy Orbital has formed alliances with established industrial groups including Siemens Automotive, Delphi Automotive Systems and Lotus Engineering.

Orbital Combustion Process

The breakthrough in engine design achieved by Orbital is a stratified combustion process, which involves an air-assisted injection of fuel directly into the combustion chamber and uses electronic control of the fuel delivery, injection timing, ignition and other variables. The OCP combustion process and control is suitable for both two-stroke and four-stroke engines and has been applied successfully across a range of cylinder displacements from 50cc to greater than 500cc, including high operating engine speeds.

In a conventional engine, the fresh fuel/air mixture is prepared upstream of the cylinder (whether by carburettor or conventional EFI) and enters the cylinder during the intake stroke, with the intent of forming a homogenous mixture of air and fuel within the cylinder. The OCP systems allow a highly stratified combustion process to occur, containing the combustible fuel cloud to a small area within the cylinder, with the remainder of the air in the cylinder being not fuelled. This process, at light loads, allows the engines with OCP Technology to run very lean (in some cases, total engine operation is carried out without the use of an air intake throttle). Under high load conditions, the OCP systems tends to run more similar to a homogeneously charged engine, with good mixing of the fuel/air mixtures within the cylinder.

In the case of a two-stroke engine, this allows injection to occur after exhaust port closures at light loads, minimising the short-circuiting of fresh fuel/air mixture out of the exhaust port as occurs in conventional two-stroke engines. In the case of a four-stroke engine, this allows lean engine operation, significantly reducing the engine pumping work.

The combustion process itself, due to control of the air to fuel ratio gradient within the spray plume, allows clean and controlled combustion, resulting in further improvements in fuel economy and emission control.

Apart from the basic combustion process and the associated fuel and control system, Orbital has developed other technologies including catalyst systems, control systems, control hardware and control software for vehicle applications of engines using the OCP Technologies. In addition, for the two-stroke engines, Orbital has developed a special lubrication system and a unique scavenging system, which is designed to allow the two-stroke engine’s size to be reduced.

Sources of Income
(in 000’s of A$)

	Australia			North America			Europe			Asia			Total
	02	01	00	02	01	00	02	01	00	02	01	00	02	01	00
Licence fees	0	0	0	1,393	0	0	1,978	181	9,192	387	1,216	3,014	3,758	1,397	12,206
Royalties	0	0	0	2,469	3,467	1,541	160	0	0	64	70	0	2,693	3,537	1,541
Supply of Systems	0	0	0	34,910	37,045	17,289	220	0	0	618	894	248	35,748	37,939	17,537
Engineering *	1,231	2,296	2,249	2,903	4,465	7,338	2,987	7,702	7,462	1,789	1,026	888	8,910	15,489	17,937

	1,231	2,296	2,249	41,675	44,977	26,168	5,345	7,883	16,654	2,858	3,206	4,150	51,109	58,362	49,221

Other non-operating													851	3,289	2,126

TOTAL													51,960	61,651	51,347

* includes machine shop and small manufacturing, based in Australia.

The Orbital group earns revenues from the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

Orbital also earns revenues from the sale of fuel systems and other components made by Orbital through its joint ventures and from fees for the provision of consulting and engineering services to a growing international customer base. During the last three fiscal years Orbital spent approximately $30.34 million on research and development programs.

As at December 31, 2002, Orbital has 14 agreements, 13 to end users of technology and one to parties in a financing arrangement, that grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets. Orbital also has long term supply agreements with Mercury Marine for the supply of Orbital’s direct injection fuel systems, and with Bombardier Rotax for the supply of direct injection systems for personal watercraft.

At December 31, 2002 Orbital had 6 customers using OCP Technology in commercial production.

Currently the following agreements granting rights to Orbital’s OCP Technology are in place:

Agreements for Rights to OCP Technology

Date	Licensee	Market

September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

May 1996	Bombardier - Rotax GmbH	Marine and Recreational

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (1) (Joint Venture with Siemens Automotive Corporation)	Fuel Injection Systems

December 1997	Axiom Pty Ltd (2)	Non-Automotive

December 1998	PT Texmaco Perkasa Engineering Tbk	Automotive

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motocycles	Motorcycles

(1)	On November 16, 1998, Orbital announced an expansion of the Synerject Joint Venture to support motorcycle applications with air assisted direct injection and electronic fuel injected systems.
(2)	This license agreement is in relation to a financing arrangement. Further details are set out in Note 29(a) to the Consolidated Financial Statements incorporated herein by reference.

Although these license agreements differ in their specific terms, generally each license agreement defines the scope of access rights to the OCP Technology, including geographic regions, applications covered by the license agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the license and royalty periods, and confidentiality provisions. The license agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilise the OCP Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A license agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic OCP Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the license agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its license agreement with Orbital, the licensee would forfeit the license and technical disclosure fees paid through to the date of termination.

The license agreements generally provide for the payment to Orbital of fees upon the execution of the license agreement. These initial license fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the license agreements are not terminated. In addition, the license agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to OCP Technology.

Orbital currently relies upon a relatively small number of such license agreements for the majority of its revenues in any particular year and has received a significant amount of the license fees due under a number of its existing license agreements. During the three fiscal years ending June 30, 2002, Orbital earned payments of license and other income of $141.1 million, or approximately 89% of its revenues, from customers under its existing license agreements and related agreements (principally for supply of systems and for Orbital to provide engineering and testing services). The total amount of license fees payable to Orbital under the existing license agreements in future years may be substantially less than those earned in recent years unless there are expansions of these agreements. Additional license fees payable under the terms of the existing license agreements will depend upon, among other things, any expansions of the territories or applications covered by the license agreements, any technical disclosure made to the licensees, the provision of additional engineering or engine development services and the provision of additional engines meeting specified performance targets. If any additional license agreements are entered into, Orbital would expect to receive additional license fees under such agreements. In general, a majority of license fees would be received before any commercial production may commence and within three years of the execution of the license agreement.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the OCP Technology. Such royalties will usually be based on several factors, including a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. For example, Orbital would currently expect to receive a royalty of approximately US$35.00 to US$40.00 for each automotive two-stroke engine sold if a licensee were to sell such engines employing all relevant current and future OCP Technology to achieve lowest emissions for use in an intermediate-sized United States passenger car. Royalties for the non-automotive application of OCP Technology range from approximately US$6.00 for a small scooter to US$60.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with OCP Technology has only commenced in recent years. Production royalties of approximately A$2.69 million have been received by Orbital in the 2002 fiscal year compared to approximately A$3.52 million in 2001. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future.

Strategic Alliances

Siemens

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Siemens Automotive Corporation. At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology.

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter OEMs with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enables Synerject to provide both technical and program management services to the customer. Orbital believes that this expansion has the potential to expedite and grow market penetration in the motorcycle and scooter market by offering services and support that customers in this market segment may not have in-house. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (Direct Injection Technology), the first commercial motorcycle or scooter using Orbital’s DI technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motocycles each launched two motor scooter models incorporating Orbital’s direct injection technology.

During 1998 Orbital’s relationship with Siemens was expanded to create an alliance that facilitates the supply of complete integrated systems incorporating OCP technology to automotive customers. This capability is attractive in order to penetrate the automotive industry, as manufacturers are continuing to reduce the number of suppliers and rely more heavily on large companies that act as systems integrators. These system integrators source, validate, and coordinate the supply of the components of a system which may include the fuel rail assembly, electronic control unit, compressor, fuel pump and wiring harnesses. The system is then sold to the manufacturer as a complete unit.

Synerject is fully operational at their manufacturing facility located in Newport News, Virginia, and is manufacturing air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers. Synerject also supplies prototype direct fuel injection assemblies for automotive four-stroke and other programs.

In February 2001 Siemens announced that it was exploring a possible sale of its shareholding in Synerject. However, in May 2001 Siemens indicated that it had decided to remain as a substantial shareholder and indicated that it may reduce its shareholding to a position of holding up to a 20% interest. At the same time as this latter announcement, Orbital announced that it would consider reducing its 50% shareholding to accommodate customers and suppliers who wished to acquire a substantial shareholding. This restructure did not eventuate and the parties current intentions are to each maintain their 50% shareholdings.

At December 31, 2002, Orbital held a 50% interest in Synerject LLC and shared equal board representation with Siemens Automotive Corporation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held. Working capital for the joint venture is provided by loan funds from Siemens Capital Corporation. As part of this arrangement, Orbital has guaranteed 50% of the loan and lease obligations of Synerject. See Item 3 “Key Information – Risk Factors – We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject”.

Delphi Automotive Systems

On August 23, 2001, Orbital signed a Technical Transfer and Development Agreement with Delphi Automotive Systems to co-operate on market development and supply of direct fuel injection systems for worldwide automotive applications. Delphi and Orbital have in the recent past co-operated on a number of technical programs relating to Orbital’s air-assisted direct injection and combustion technology ranging from component development of Orbital’s spark plug injectors to systems integration activities on customer programs. Delphi, in conjunction with Orbital, is currently promoting OCP Technology to its key customers as well as more generally to the global automotive industry. An Orbital equipped vehicle incorporating Delphi’s engine management system is currently under construction for use as an evaluation vehicle by potential customers.

Lotus Engineering

During February 1998, Orbital established an alliance with Lotus Engineering. The memorandum of understanding for this alliance is largely non-binding and provides a basis for information sharing, future co-operation and expanded business dealings. The alliance enables the two companies to take advantage of each other’s facilities and equips Lotus with the capability to offer engineering expertise related to OCP technology.

Competition

Orbital’s success depends significantly upon its ability to maintain a competitive position in the development of OCP Technology in relation to other existing and emerging technologies and upon its ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and engineering firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the OCP Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

There is a difference between an individual engine design and the broad range of possibilities covered by the OCP Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating OCP Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the OCP Technology is required or being used. Under the terms of Orbital’s license agreements, royalties would be payable in such situations.

The main competition to the use of OCP Technology for four-stroke automotive applications is the current high pressure, single fluid, direct injection fuel system. OCP Technology provides both improved fuel economy and emissions when compared to current published high pressure, single fluid, direct injection fuel system data on multi cylinder engines. Management also believes Orbital’s total fuel system cost to be comparable to the high pressure, single fluid, direct injection fuel system.

Technology for the four-stroke engine that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, lean combustion and lean reduction catalysts. In late 1996, Mitsubishi and Toyota released a direct injected four-stroke engine into the Japanese market.

Other competition to engines employing OCP Technology may also include other lean burn engines, electric motors, gas turbine engines, solar power, hybrid vehicles and fuel cells and other concepts not known to Orbital. Based upon publicly available technical data on other engines, like electric or hybrid vehicles, Orbital believes that such engines may not be sufficiently advanced in terms of performance and cost to be considered a competitive alternative at present to the OCP Technology. Orbital believes the OCP Technology may be suitable for use in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various technologies, such as FICHT and IFP, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

Outboard Marine Corporation (OMC), which had purchased a controlling interest in FICHT GmbH, to have access to the FICHT direct injection technology (referred to above) developed by that company, filed for bankruptcy in December 2000. Subsequently, Bombardier Corporation, an existing licensee of Orbital and manufacturer of personal watercraft incorporating OCP Technology, acquired sompe of the assets of OMC, including the rights to use FICHT technology. Bombardier has commenced production of marine outboard engines incorporating FICHT technology, but continues to use OCP Technology in its personal watercraft.

Automotive

Four-Stroke

Orbital has agreements with a number of customers that provide for the application of OCP Technology to four-stroke engines.

Orbital offers its Automotive-Four stroke customers:

•	A direct injection, air assisted Fuel injection system as supplied by Synerject (the Orbital-Siemens joint venture);
•
A combustion system and process that enables the above fuel system to be run on four-stroke engines and achieve proposed exhaust emission levels in conjunction with fuel economy benefits (refer Table 1 below);

•	Engine control functions to enable the above to successfully operate in the fully operational, dynamic, vehicle applications (eg transient fuelling control, cold start routines);
•	Engineering services to support the above, or other engine technologies, plus application of the system to customer engines for feasibility assessments;
•	Complete system integration services through a strategic partnership agreement with Siemens VDO or Delphi Automotive Systems; and
•	Engineering services to customers through a strategic partnership with Lotus Plc.

The performance of Orbital technology has been demonstrated on a test vehicle which has been in Europe for evaluation by a number of manufacturers and vehicle manufacturing companies. The test vehicle is a standard Ford Mondeo powered by a 2.0 litre DOHC 4-stroke engine fitted with an Orbital direct injection system. Its performance was independently verified in October 1999 by RWTUV Fahrzeug GmbH, the technical body responsible for exhaust emissions in Germany and a number of car manufacturers and more recently by Johnson Matthey, a leading developer and supplier of catalytic systems to the automotive market. The latest results from the testing by Johnson Matthey are demonstrated in Table 1 below.

TABLE 1
VEHICLE TAILPIPE EMISSIONS INDEPENDENTLY MEASURED
ORBITAL DI VEHICLE EMISSIONS

	Hydrocarbon	Oxides of Nitrogen	Carbon Monoxide
	(HC)	(NOx)	(CO)
	(g/ km)	(g/km)	(g/km)
OCP DI	0.069	0.035	0.229
EURO 3	0.20	0.15	2.30
EURO 4	0.10	0.08	1.0

(MVEG-B Drive Cycle, 1360kg, 2 l disp, measured by Johnson Matthey, Royston 2/2000, Hydrothermally, continuously Lean, Aged (800’C) Underbody JM440/LC53 Catalyst)

This testing by Johnson Matthey and further testing by our customers has demonstrated that the vehicle has achieved the European Stage 4 emission limits due to take effect in the year 2005 and a 13% improvement in fuel economy over an identical vehicle fitted with a conventional fuel injection system.

Importantly these results were achieved with a catalyst system that is understood to be significantly lower in cost than that required by the alternative High Pressure Direct Injection (HPDI) systems. This is made possible by Orbital’s ability to control the pre-catalyst (engine out) pollutants emitted from the engine whilst maintaining a significant fuel economy improvement over the European emissions drive cycle. Continued development at Orbital has now achieved a 20% fuel economy advantage while still achieving the European Stage 4 emissions requirements.

Competing gasoline DI systems (HPDI) can achieve improvements in the fuel economy but one of the consequences has been an increase in the fundamental engine emission levels. Consequently they are more dependent on the lean NOx catalysts to control engine emissions and they require higher loadings of precious metals in the catalysts. This adds significantly to the cost of competing DI systems.

The increased dependence on lean NOx catalysts also adds to the technology risk facing HPDI systems. Lean NOx catalysts are not yet proven to have high levels of durability. They are highly susceptible to degradation with the level of sulphur in Australian, European and United States fuels.

Table 2 below illustrates the advantages the Orbital system offers by exhibiting lower exhaust emission levels over existing, conventional, manifold injected systems. (Results based on internal testing carried out by Orbital using the Euro III (2000) Test Cycle – Ford Mondeo Roadload, 1360 kg.)

TABLE 2
COMPARISON OF OCP DI AND MPI ENGINE OUT EMISSIONS

	OCP DI	Baseline MPFI
Hydrocarbons (HC)	1.67	1.605
Oxides of Nitrogen (NOx)	0.26	1.093

The very low raw emissions of Orbital’s DI system gives auto producers added flexibility in their choice of after-treatment system and provides the potential to deliver competitive fuel economy solutions with 3-way catalyst technology. In other words, producers would not have to use lean NOx trap catalysts, which are more expensive and have higher technical risks. Thus, Orbital provides a low-risk option for some customers and markets, such as the US, where the sulphur level in the fuel will inhibit the use of lean NOx trap systems in the near term. Producers would be able to adopt more advanced after-treatment systems as the technology, fuel quality and emissions standards evolve.

In Europe, where consumers are faced with high fuel prices and the Green political movement remains active, there is substantial demand for more fuel efficient automotive engines. In the United States, the Corporate Average Fuel Economy (CAFE) legislation mandates an average fuel economy requirement over the fleet of vehicles sold by each manufacturer. The growing popularity of light duty trucks, such as sport utility vehicles, pick ups and vans which account for more than 50% of all passenger vehicle sales has made it increasingly difficult for automakers to meet the CAFE standards. Orbital’s direct injection system is being demonstrated to be one of the most cost effective ways to achieve a significant fuel economy improvement in the USA and Europe.

In August 2001 Delphi Automotive Systems and Orbital entered into a Technical Transfer and Licence Agreement under which Delphi acquired the rights to manufacture and sell Orbital’s air-assisted direct fuel injection technology to licensed OEMs as part of Delphi’s complete fuel and engine management systems.

Delphi have taken an aggressive market entry with Orbital’s technology, directed at securing volume production contracts from their existing major automotive customers. Their initiatives include a demonstration vehicle, jointly developed with Orbital that will be available for customers from early calendar 2003.

The combination of Orbital’s advanced lean burn combustion system utilising air-assisted DI and Delphi’s EMS technology, will place Orbital and Delphi in a position to supply their customers with lean burn systems capable of meeting stringent US, European, Australian and Asian emissions standards using common EMS architecture and fuel system hardware.

The combination of DI into turbo charged, or super charged, engines may offer the greatest potential for efficiency improvement on engines.

Orbital’s air-assisted spray guided system has unique benefits on these engines, including its ability to decouple the fuel metering from the direct injection process. When combined with variable fuel metering pressure, there is a significant increase in the overall engine operating range. In addition, the central injection, spray guided combustion system allows the engine to operate with boosted inlet conditions at higher part-load, offering further reductions in fuel consumption, without increasing emissions.

With assistance from Delphi, Orbital will continue to further promote the benefits of OCP technology in automotive applications.

Two-Stroke

The Orbital Combustion Process when applied to conventional two-stroke cycle engine designs offers the ability for such engine designs to be considered viable alternatives to four-stroke cycle engines for emerging markets where the emissions requirements are less and there is potential for a greenfields engine plant.

By applying the gasoline direct fuel injection OCP Technology to two-stroke cycle engines the resultant “OCP engines” have, in tests conducted by Orbital, shown that the major shortcomings of two-stroke engine designs can be overcome. The poor fuel consumption and excessive exhaust emissions of conventional two-stroke engine designs have led to the almost total abandonment of such designs in automobiles.

Orbital believes the cost of manufacturing an OCP two-stroke engine can be lower than the cost of comparable four-stroke engines at comparable production volumes. This manufactured cost advantage comes about from the combined effect of lower investment cost, lower parts count and lower manufactured cost.

The five year duration Genesis trial involved the acquisition of 100 Ford Festiva production vehicles and the replacement of the standard 1.3 litre 4-stroke engine with a 1.2 litre 2-stroke engine fitted with Orbital’s air assisted direct injection technology. This trial drew to a close in 2000 after the fleet had accumulated in excess of 5.6 million kilometres with individual vehicles clocking more than 160,000 kilometres. Following decommissioning of the fleet, a sample of engines were thoroughly stripped and put through detailed measurements to confirm engine durability. This was additional to the data acquired during the fleet trial itself.

The final results were presented in a technical paper at the March 2000 Society of Automotive Engineers conference in Detroit. The measured benefits included improved fuel efficiency and reduced emissions. Fuel consumption was tested over a range of drive cycles and real world situations and the Orbital vehicle consistently achieved superior results. A like for like test found the improvement in fuel economy to be approximately 8-10%. The mechanical durability and reliability of the 2-stroke engines was found to be generally excellent, even where the engines had been subjected to extreme operating conditions. Also, market feedback was very positive with praise for the engine’s responsiveness and its power and torque performance. Even though the 2-stroke engine was approximately 10% smaller in capacity than the production engine, it generated approximately 19% more power and 25% more torque.

Orbital has designed a number of automotive OCP two stroke engines including: an 800cc 2 cylinder engine, a 1200cc 3 cylinder and a 2000cc 6 cylinder and has assisted in the design of customer engines up to and over a capacity of 3000cc.

While the principal feature of these engine designs is the use of direct fuel injection and the OCP, Orbital has developed a range of improvements in the areas of overall engine configuration and construction, engine lubrication and other aspects relevant to automotive use.

Orbital’s in-line six cylinder two-stroke engine has been showcased in the aXcess Australia car promoted globally as innovative Australian automotive technology.

The primary focus of Orbital’s business development activities for 2-stroke automotive applications is on the emerging markets of the Asia-Pacific region, China and Eastern Europe, with emphasis on new automotive manufacturers in particular. In contrast to established major automotive companies, which tend to be reluctant to shift away from existing 4-stroke production, manufacturers in emerging markets appear to be more willing to embrace OCP 2-stroke technology.

PT Texmaco Perkasa Engineering Tbk (“Texmaco”), a large and diversified industrial company based in Indonesia, entered into a license agreement with Orbital in December 1998 to manufacture a range of OCP two-stroke engines. Texmaco have installed both a 2-cylinder and 3-cylinder prototype engine to evaluation vehicles. They have completed the tooling of all major castings for the 3-cylinder engine and produced a number of sample components for machining trials. A prototype 2-cylinder engine has been supplied by Orbital and installed into a small people mover for feasibility trials, with positive initial results, including good fuel economy. This evaluation complements the existing 3-cylinder equipped vehicle that was running for over 2 years in the Indonesian environment.

Like all businesses in the region, Texmaco has been affected by economic and political changes and is currently controlled by an administrator appointed by the Indonesian Bank Restructuring Agency. The future of the program is dependent on a successful refinancing of Texmaco.

Venture Industries Inc (“Venture”), a US auto engineering and materials specialist, is leading a project to build a mass-produced, low-cost car in Russia. It has selected the OCP™ 2-stroke engine as a possible powerplant for the car, with annual production of up to 300,000 engines.

Venture is working with the City of Moscow and Russian car maker OAMA ZIL on the project, which would require an investment of US$250 million by the Russian proponents of the project. As well as supplying engines for the proposed car, it plans to sell OCP™ engines to other car manufacturers in the region. Currently the Russian parties are working to secure financing arrangements. Unless and until those financing arrangements are put in place, the project will not proceed.

As has been illustrated by the recent economic downturns in Indonesia and Russia, countries that have a desire to establish themselves as automotive producers may be subject to unpredictable political and economic instability. While being interested in establishing a foothold with the technology in such markets for the longer-term benefit, Orbital is generally cautious in such regions and will generally seek to obtain up-front payment before committing resources to engineering programs in these areas.

One of Orbital’s primary sources of income is the payment of license and royalty fees through the use of its patented and proprietary technology. Developing nations, in general, have a less developed system to enforce intellectual property rights. Orbital’s goal is therefore to be cautious in the way in which it transfers technology into such regions and to have ongoing involvement in components or elements considered strategically important. Where possible, Orbital endeavours to pursue patent protection for technologies that are particularly applicable to certain regions. Where this is not possible, Orbital endeavours to put confidentiality and other agreements such as engineering or development agreements into place to set down guidelines regarding confidentiality, ownership of improvements and modifications and the scope of use of Orbital’s information and technology.

The adoption of new or alternative technology in the automotive industry is driven by numerous factors both internal and external. External factors include competitive pressure, consumer demand and government legislation. Internal factors include cost, need for improved performance, product differentiation, level of fixed investment, model mix and perceived and actual risk. Orbital has little or no influence on internal and external factors.

Motorcycles and Scooters

Based on management estimates, the worldwide motorcycle and scooter market produces approximately 22 million units annually with a growth rate of approximately 5% per annum. In the less than 100cc engine displacement market, management estimates that the significant majority of the engines used for these applications are carburetted two-strokes due to their high power to displacement capability. However, while two-stroke engines are traditionally associated with performance, they are also associated with higher pollutant emissions. Emissions legislation relating to motorcycles and scooters is being proposed or implemented in a number of countries. In particular, in addition to existing or more stringent proposed emission levels, there are proposals to include the cold start as a part of the emission test drive cycle, proposals to review the drive cycles to include higher speed operation and proposals to include a high mileage emission durability requirement in several countries. Europe is now proposing On Board Diagnostics for any motorcycle with a displacement greater than 150cc from 2006/2007 to ensure high mileage emission capability. Deteriorating air quality and the proven impact on health in concentrated population areas has seen several Asian countries seeking to rapidly develop and establish legislation for automobiles and scooters. Some cities in China, for example, are in the process of banning “unclean 2 strokes” (Direct Injected 2 strokes are deemed as ‘clean’). Incentives for earlier introduction of product meeting the next level of emission requirements are now in the process of discussion and implementation in Europe.

Table 3 shows the emissions levels for proposed legislation in key markets as currently understood by Orbital. There are a range of drive cycles and specific requirements being proposed for each of the market segments.

TABLE 3
MOTORCYCLE EMISSION LEGISLATION

Region	Test Cycle (1)	Emissions Limits (g/km) (2)	Introduction Date
Europe	ECE 47 (<50cc)	3.0 HC + NOx 6.0 CO 1.2 HC + NOx 1.0 CO	EURO1 1999 EURO2 2002

	ECE 40 (>50cc)	4.0 HC 0.1 NOx 8.0 CO (2-Stroke)	EURO1 1999

		3.0HC 0.3 NOx 13.0 CO (4-Stroke)	EURO 1 1999

	ECE 40 (<150cc)	1.2HC 0.3NOx 5.5CO	EURO 2 2003 (for 2 and 4-stroke)

	ECE 40 (>150cc)	1.0 HC 0.3NOx 5.5CO	EURO 2 2003 (for 2 and 4-stroke)

	ECE 40 Modified with sample at t=0	0.8HC 0.15 NOx 2.0CO < 150 cc	Stage 3 (2-stroke/4 -stroke) 2006 (3)

	ECE 40 + EUDC with sample at t=0	0.3HC 0.15 NOx 2.0CO > 150cc	Incentive for early release prior to 2006

Taiwan	CNS	2.0 HC + NOx 3.5 CO	Current(4)

		1.0 HC + NOx 7.0 CO (2-Stroke)	2004

		2.0 HC + NOx 7.0 CO (4-Stroke)	2004
India	IDC	TA 2.0 HC + NOx 2.0 CO	2000

		CoP 2.4 HC + NOx 2.4 CO	2000

		1.5 HC + NOx 1.5 CO 1.25 HC + NOx 1.25 CO	2004(3) 2006(3)

(1)	ECE 47– Economic Commission for Europe Test Cycle: specifications for measures to be taken against air pollution caused by MOPEDS (scooters with maximum speed limited to less than 45 km per hour).
ECE 40 – Economic Commission for Europe Test Cycle: specification for measures to be taken against air pollution caused by motorcycles and motor tricycles.

CNS – Chinese National Standards
IDC – Indian Drive Cycle

(2)	TA – Type Approval
CoP – Conformity of Production

(3)
Under discussion. In relation to Europe, the EU Commission is to recommend to European Parliament and Council the test cycle, the in field conformity requirements (current proposal is for 30,000 km) and emissions limits by end of 2002 as defined by Directive 2002/51/EC of the European Parliament and of the Council of July 19, 2002, amending Directive 97/24/EC. In relation to India, based on discussions by Orbital management with Indian motorcycle manufacturers, it is expected that the 2004 and 2006 emissions standards (reference ARAI, Pune, India) will not be implemented until 2005 and 2009 respectively, with the introduction of more stringent emissions standards than currently proposed for the 2006 stage. The 2004 Indian emissions requirements are also expected to increase the in field conformity requirement.

(4)	Also includes a durability requirement of 15,000 km with emissions compliance

Orbital management expects that emissions requirements in China will soon be introduced as detailed in Table 4 below, however further delays in implementation may be possible.

TABLE 4
EXPECTED CHINA MOTORCYCLE EMISSION LEGISLATION

	Test Cycle	Emission Limits	Introduction Date
China	ECE 40	Euro 1 equivalent (HC + NOx not separate) 6,000 km endurance	TA Jan 2003 CoP Jul 2003

		Euro 2 equivalent 10,000 km endurance	TA Jan 2004 CoP Jul 2005

	ECE 47	Euro 1 equivalent 6,000 km endurance	TA Jan 2002 CoP Jan 2003

		Euro 2 Equivalent 10,000 km endurance	TA Jan 2005 CoP Jan 2006

In-house testing of Orbital’s direct injection (“DI”) motorcycle/scooter engines has consistently demonstrated the capability to meet current emissions regulations. Results from individual prototypes have been as low as 0.9 (HC + NOx) and 0.8 (CO). Addition of a small oxidizing catalyst can add further production margin and address future emissions requirements.

Management believes that Orbital’s DI system fitted to existing motorcycle engines offers no significant deterioration in vehicle performance normally associated with low emission solutions, and in fact offers enhanced drivability, retains the performance advantages of the two-stroke engine over the four-stroke, and also provides both a smooth engine operation without the irregular combustion associated with conventional two-stroke engines and significantly reduced visible exhaust smoke levels.

The direct injection system applied to scooters and motorcycles is similar to the systems Mercury Marine, Bombardier and Tohatsu currently have in production in the marine environment. This system utilises available components from automotive and emerging direct injection markets.

The benefits of employing Orbital technology were clearly outlined by Aprilia, a leading European scooter manufacturer, at the launch in 2000 of the SR 50 DITECHTM , the first commercial scooter using Orbital’s DI technology. Aprilia stated that its DITECHTM system is “a revolutionary technology bringing performance, record consumption and ultra-low emissions together in one engine”. Aprilia added that DITECHTM is a “giant stride forward in terms of performance and reduction of fuel consumption and pollution without compromising objectives such as simplicity, reliability, safety, character, power and, above all, riding pleasure”.

Aprilia stated in their SR50 product release documents that Ditech allows a 40% reduction in fuel consumption (ECE 47 drive cycle) and achieves an 80% reduction in pollutant emissions, whilst maintaining performance. With the release of the Scarabeo DITECHTM in 2001, Aprilia stated that the Scarabeo DITECHTM is the first two-stroke scooter in the world to achieve the EURO 2 emissions standards without a catalyst. During 2002 Aprilia implemented a new global sales strategy which resulted in DITECH SR50 scooter sales in several new countries, including Australia.

During the 2002 fiscal year, Piaggio, the largest producer of 2-wheeled vehicles in Europe, released two new products fitted with OCP Technology. The Gilera 50cc Pure Jet and Piaggio NRG 50cc Pure Jet are fitted with a high performance water-cooled Direct Injected engine delivering an economical fuel consumption down to 1.9l/100km. At the same time, these scooters comply with the stringent Euro II emissions standards. Piaggio have developed the “Pure Jet” brand name to market their products fitted with Orbital’s OCP Ttechnology.

Peugeot Motocycles released the Elystar 50cc TSDI and Looxor 50cc TSDI scooters in May 2002. Peugeot are recognized as an innovative producer of two wheeled vehicles and, coupled with their initial introduction of air assisted direct injection, introduced an integrated braking system on the Elystar models.

With China Hainan Sundiro Motorcycle Co Ltd (“Sundiro”) announcing their 50:50 Joint Venture with Honda Motor Company of Japan in December 2000, there has been a diversion of Sundiro’s engineering resources towards localizing Honda’s products and a subsequent realignment of their product strategy. This resulted in Sundiro discontinuing production of their proposed HI-JETER 50cc DI bike and the licensing arrangements with Orbital being terminated.

During fiscal 2002, two new OCP technology evaluation programs were secured with Asian motorcycle producers. In addition, other prospective manufacturers have purchased Aprilia DITECH scooters to assess the feasibility of OCP Technology for inclusion on their own products.

Orbital’s business development efforts in the motorcycle area are divided between growing OCP technology market share for European applications and pursuing new business in Asia.

Orbital continued to work proactively with its European customers and Synerject to assist with the launch of new customer models and to win new business. Activities included marketing OCP technology for use on higher engine capacity platforms and increasing the penetration of that technology on air-cooled 50cc applications.

In Asia, business development activities focused on countries such as Taiwan and India where forthcoming emissions standards will be implemented and where there is an interest in extending the life of existing investment in 2-stroke engine production lines.

Informal arrangements were put in place with the Siemens China Automotive group to assist Orbital and Synerject with the marketing and promotion of their direct and port injection products in China.

Throughout the year, the range of products offered to motorcycle customers was expanded to include OCP direct injection 4-stroke products developed by Orbital’s Automotive group and high value EMS engineering consultancy services.

OCP direct injection for 4-stroke technology has the potential to deliver fuel economy improvements of around 13% over existing 4-stroke carburetted engines, depending on the application, whilst complying with increasingly stringent emission standards. Initial interest in this product has been strong, particularly for developing countries with high gasoline prices and low average wages.

Orbital continues to offer engineering services to both regional motorcycle manufacturers and Tier 1 component suppliers to assist them in establishing local component supply infrastructure for Orbital’s technology in major Asian markets.

Orbital, either directly, or via Synerject, its joint venture with Siemens, presently has commercial agreements or Memorandums of Understanding with a number of motorcycle OEMs. Programs are also being conducted with other major motorcycle manufacturers to apply prototype Orbital DI fuel injection systems to motorcycles and scooters for evaluation.

Synerject now has the ability to service the entire motorcycle market, encompassing direct injection and port injection fuel systems for 2-stroke and 4-stroke models. This capacity makes Synerject one of the few companies able to meet most of the fuel system supply needs of its customers. Synerject services its motorcycle customers from premises in Toulouse, France. The Synerject premises are located near Siemens’ existing high volume manufacturing facilities. Synerject also has engineering staff close to customer premises to ensure that Synerject’s activities are closely aligned to the requirements of the customers. Synerject supports the Asian market and carries out the core technical development from premises in Balcatta, Western Australia. The Balcatta facilities are within the Orbital premises.

Marine and Recreation

In the marine and recreation market, the two-stroke engine is used in the majority of outboard, personal watercraft (PWC), snowmobile and other applications where high power to weight ratio performance is desirable. In recent years four-stroke outboard engines, PWCs, and snowmobiles are being marketed in addition to two-stroke models.

Emissions legislation for outboards and PWCs enacted in the USA in fiscal year 1997 calls for a progressive and linear reduction in emissions. Each succeeding model year requires a greater number of engines capable of improved emissions or implementation of technology capable of larger emissions reductions. The State of California has introduced an accelerated emission requirement, which called for 75% emission reduction in 2001 and further reductions in 2004. Orbital’s customers publicize that they are able to meet these requirements by incorporating the OCP technology into their engines, while at the same time improving fuel economy, reducing the tendency to stall, reducing smoke levels, providing better stability and improving starting, when compared to conventional (carbureted) two-stroke marine engines. The State of California has also introduced tighter emissions requirements for 2008.

Orbital supplies fuel systems (including hoses and filters), electronic controllers (including software), electronic oil pumps, and a range of engineering services to the marine and recreation market. The peak of Orbital sales in this market occurs during October to March, prior to the US summer, when the marine and recreation products of Orbital’s customers achieve their maximum sales.

Orbital’s three production customers, Mercury Marine, Bombardier-Rotax and Tohatsu, all expanded their product ranges utilizing Orbital technology in the 2002 financial year, despite challenging market conditions.

Mercury originally set the standard for clean 2-stroke outboards when it began producing Orbital-equipped models in 1996. In 2001 Mercury was recognised by the Bluewater Network, an environmental lobby group that has worked to ban conventional 2-stroke marine engines in many areas, with the first ever “Excellence in Environmental Engineering Award”. The citation praised Mercury for “taking the lead in the development of ultra-low emissions engines” and for its commitment to protecting the environment. Mercury has stated that it will cease production of all conventional 2-stroke outboard engines by 2006.

Mercury now produces seven engines in the OptiMaxTM line, ranging from 135 hp through to 250 hp, with the addition in 2002 of the 250XS performance outboard. Mercury also supplies OptiMaxTM engines to Bombardier for their sport boats. Along with fuel systems, Orbital also supplies a 7-port electronic oil pump (designed by Orbital) for all OptiMaxTM outboards. Orbital also supplies a single-port electronic oil pump for Mercury’s electronic fuel injected V-6 outboards.

Bombardier also expanded their OCP-powered line-up in 2002 with the introduction of the four-seater Sea-Doo LRVTM DI watercraft and the X20 wakeboard jet boat. Joining the Challenger 2000, the Utopia 185 and the Utopia 205, the X20 jet boat combines high performance with low emissions and low fuel consumption. The LRVTM DI model is the third OCP-equipped personal watercraft launched by Bombardier-Rotax since production commenced in 2000 with the Sea-Doo® GTX DI and Sea-Doo® RX DI. Bombardier is also advertising a fourth OCP-powered PWC for their 2003 model year, the Sea-Doo XP DITM watercraft.

The Sea-Doo® GTX DI personal watercraft continued to draw industry commendation. Watercraft World® magazine’s May issue contained results of their 2002 Elite Three-Seater Shootout, with the Sea-Doo® GTX DI (along with the Sea-Doo GTX) named “Best in Class” for 2002. In August 2001, Personal Watercraft Illustrated also named the Sea-Doo® RX DI as winner of their 2001 Enviro-Musclecraft Shootout.

Bombardier states that the fuel efficiency of their 2002 GTX DI watercraft has improved 23% for 2002 engines versus 2001 engines and the recommended fuel level has been reduced from 91 to 87 octane, resulting in further cost savings for the end user.

The Sea-DooTM watercraft includes a number of value-added features made possible by Orbital’s development of electronics and computer software applications. One example is the Learning Key, a specially encoded lanyard key designed for beginners and other inexperienced riders which restricts vehicle speed, winning praise from the National Transportation Safety Board in the United States. A second innovation is the detonation sensor, where Orbital software is designed to protect the engine from damage if, for example, incorrect fuel is used.

Tohatsu has continued to expand its TLDITM 3-cylinder outboard range in 2002 with the introduction of 40hp and 70hp models, bringing the total line-up to four. These models, together with the 50hp and 90hp TLDITM outboards are also marketed and sold under the Nissan brand name.

Mercury Marine and Bombardier Inc (through Bombardier Rotax GmbH), both existing licensees of Orbital, entered into long term supply agreements with Orbital in 1998. Mercury Marine and Bombardier Rotax are the world’s largest manufacturers of outboards and PWCs respectively. Whereas the existing license agreements grant certain intellectual property rights and provide certain technical assistance benefits to licensees, they do not normally cover specific commercial terms for the provision of engineering services and production components associated with commercialisation of OCP engines.

These supply agreements are important to the commercialisation of the OCP Technology as they define among other things the commercial terms for component supply and prices, engineering services, warranty, liability and confidentiality terms.

In the marine and recreation area, Orbital presently has license agreements with Brunswick Corporation (makers of Mercury and Mariner engines), BombardierRotax and Tohatsu Corporation.

Patent Protection

Orbital continues to actively investigate new technologies while also seeking to improve and enhance existing technology through continued research and development and product development, particularly in regard to OCP related technology. Orbital believes that patent protection of its technologies and processes is critical to its future financial performance and that its success depends upon its ability to protect its proprietary products and technology under United States and foreign patent laws and other intellectual property laws. Accordingly, Orbital has been, and intends to continue to be, active in securing and policing intellectual property rights for its proprietary products and technology.

As at December 31, 2002, Orbital had approximately 141 individual patent families with a total in excess of 655 patents and patent applications worldwide in over 30 countries. As of December 31, 2002 there were approximately 87 granted patents and 31 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurances that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

Orbital is not a party to any present litigation relating to patents, but it has in the past and may in the future receive allegations from other parties that the OCP engines or components or elements of such engines infringe patent rights or other rights of such other parties. In late 2000, Yamaha Motor Company and Sanshin Industries Limited brought action against one of Orbital’s customers, Bombardier Inc, manufacturer of Sea-DooTM personal watercraft (“PWC”). The action, which relates to certain US patents covering PWCs, including but not limited to those Sea-DooTM PWCs that apply Orbital products and technology, was settled in May 2002, on a confidential basis. Orbital was not a party to this action and is not aware of the terms of settlement between the parties, however is not aware of any adverse impact of the action on Orbital’s intellectual property rights as a consequence of the settlement.

Orbital is currently involved in one patent opposition proceeding before the European Patent Office where a third party has opposed the grant of a patent to Orbital. Opposition proceedings of this type typically relate to a specific patent in a specific country and therefore do not have a direct effect on patents or patent applications in other countries. However, in the event of a negative outcome in one country there is a possibility that the same reasoning or arguments that led to the negative outcome could be used in whole or in part in another country, possibly resulting in a material loss to Orbital. Orbital currently has no patent opposition proceedings before IP Australia (the Australian Patents Office).

Opposition proceedings differ from litigation over intellectual property rights in that:

•	typically the scope of grant of a patent is challenged;
•	issues of patent infringement or enforcement are not addressed; and
•	they are conducted before a national patent office, rather than a court.

As mentioned above, although Orbital is not a party to any present litigation relating to its patents, Orbital may in the future need to sue other parties for infringement of patent or other Intellectual Property rights relating to its OCP Technology. In the event of either being sued by other parties or suing other parties, the management time and legal expenses required to be devoted to these claims could have an adverse effect on Orbital’s future operating results, even if Orbital won any such suits.

Description of Property

Orbital has its principal facilities in Balcatta (Western Australia), Newport News (Virginia, United States of America) and Crowthorne (Berkshire, United Kingdom).

The Balcatta premises comprise two owned and three leased properties. Of the three leased properties, two are subject to lease agreements and the remaining property operates as a monthly tenancy. The leases for the properties subject to lease agreements expire on November 30, 2003 and April 9, 2007 with an option to renew for two further 3 year periods and 5 years respectively. Both leases are payable monthly in advance. Rental for the property under monthly tenancy is payable monthly in advance with one month’s notice of intention to vacate required by either party. Orbital is responsible for the costs of insurance, rates and taxes, and repairs and maintenance under each of the lease agreements.

The primary focus of the Balcatta facility is the preparation of engines utilising OCP Technology for the production validation process and research and development. Equipment includes twelve engine development test cells, four engine durability test cells, five vehicle emission chassis dynamometer cells, two outboard motor test tanks, one personal water craft test tank, four robot driven vehicle mileage accumulation chassis dynamometers, and one environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a state of the art computing system. The computing system supports a range of complex and data intensive engineering requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

The Balcatta facility also includes a number of fuel systems laboratories with high speed transient fuelling analysis equipment and environmental and durability test equipment. Also located at the Balcatta facility is a fully equipped foundry, metrology laboratory and machine shop, which includes four Computerised Numerical Control (“CNC”) lathes and four CNC machining centres, manufactures prototype engine and fuel system components.

Orbital Fluid Technologies Inc (“OFT”) leases office space from Synerject in Newport News, Virginia. This office space is leased on a monthly tenancy under a verbal arrangement with no set commitment period.

Orbital Engine Company (UK) Limited (“OECUK”) leases an office in Berkshire, United Kingdom for use as Orbital’s base for European marketing and licensee engineering support. Rentals under the lease, which expires in February 2003, are paid monthly in advance and are inclusive of rates, taxes, maintenance and utilities.

Under the terms of Orbital’s loan facilities with Westpac Banking Corporation and State Government of Western Australia, the assets of Orbital, including its plant and equipment (but excluding patents, licenses and technologies and research and development deposits), have been pledged to secure the level of borrowings under such facilities.

Events After the End of the Financial Year

On October 7, 2002 Orbital announced that, in accordance with New York Stock Exchange (“NYSE”) continued listing procedures, it had received notification from the NYSE of its non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, Orbital has submitted a business plan to the Listings and Compliance Committee of NYSE for approval. Preliminary indications are that the plan demonstrates likely compliance with the continued listing standards within an eighteen month period and is likely to be accepted by the Committee. The Committee’s formal response, which may include conditions for approval, is expected in the near future. If the plan is accepted, the Company will be subject to ongoing monitoring to ensure compliance. Should the Company not meet the specified criteria within the eighteen month period, it may be subject to NYSE trading suspension and possible de-listing. If the plan is not accepted, Orbital would be subject to NYSE trading suspension and possible de-listing.

The Company has also been notified by the NYSE on October 21, 2002 of its non-compliance with the continued listing standard requiring an ADS trading price of not less than US$1.00. In the event that at the expiration of a six-month cure period from receipt of that notification the Company has not attained both a US$1.00 ADS price and a US$1.00 average ADS price over the preceding 30 trading days, the NYSE may commence suspension and delisting procedures.

On October 16, 2002 the Company announced that the Hon. A S Peacock AC had advised that, due to other business commitments, he was unable to offer himself for re-election as a Director at the Company’s Annual General Meeting on October 24, 2002 and accordingly would cease to serve as a Director at the conclusion of that meeting.

Orbital and Siemens VDO have reached in-principle agreement on the terms of a restructuring and re-financing of Synerject, under which the scope of Synerject’s business will be broadened through the addition of Orbital’s marine and recreation systems business and a non-automotive systems business (Rotax) from the Siemens group.

Revised funding arrangements, which provide a credit facility of a maximum US$21 million, replace the line of credit facility which matured on September 30, 2002. The new facility expires on September 30, 2006 and decreases to a maximum of US$20 million on June 30, 2003 and to US$17 million on June 30, 2004. A further repayment schedule is to be negotiated in April 2004.

It is expected that the restructuring of Synerject will take place with effect from February 1, 2003. In addition to the transfer of the businesses referred to above, the restructuring is expected to include the contribution to members’ equity by each of Orbital and Siemens VDO of US$6.25 million of payables (US$12.5 million in total) owed by Synerject to them. In the event the restructuring does not occur, both Orbital and Siemens VDO have agreed not to request cash repayment of these amounts prior to July 1, 2003. Siemens VDO has also agreed not to request repayment prior to that date of a further US$2 million in payables owed to them by Synerject.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Orbital’s revenues are presently generated from fuel system sales, under licensing and licensing related agreements for the OCP Technology, contracts for engineering services, including engine development programs and interest and other income.

Because of the timing of receipt of fees due under Orbital’s license agreements, Orbital’s financial results have varied from period to period in the past and are expected to continue to experience such fluctuations in the future.

Unless otherwise indicated, all financial information in the following discussion is derived from Orbital’s Consolidated Financial Statements, included herein, prepared in accordance with Australian GAAP.

Recent Developments

As announced at the Company’s Annual General Meeting on October 24, 2002, in the quarter to September 30, 2002 system sales were up 32% over the same quarter in fiscal 2002 and underlying royalty income was up nearly A$400,000 against the corresponding quarter in fiscal 2002. The increase in royalty income in the September 2002 quarter may result from timing issues and there may not be a significant increase in total royalty income in the 2003 fiscal year.

Gross margins were almost 3 times that of the same quarter in the 2002 fiscal year, while EBIT (before Synerject) was over A$3.0 million better than in the corresponding period for fiscal 2002.

On December 20, 2002, the Company announced that it expected that it would incur a loss of about A$3 million for the half-year to December 31, 2002.

Critical Accounting Policies and Estimates

The following accounting policies and estimates of a critical nature have been adopted in preparing the financial statements of the Company:

Going Concern

In the financial statements for the year ended June 30, 2002, dated 29 August 2002 (refer Note 1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report), it was stated as follows:

“Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realization of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $26.776 million during the year ended 30 June 2002 and as at 30 June 2002 the carrying amount of the consolidated entity’s liabilities exceeded the carrying amount of assets by $12.705 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) At 30 June 2002 the consolidated entity had cash of $13.764 million.

(ii) Significant reorganization of the business structure has taken place during the year ended 30 June 2002. Staff numbers have been reduced by approximately 60 people during this period. This has resulted in a cash cost of $1.925 million during the financial year and will result in significant savings in future years. The Directors believe that there is sufficient cash to meet all anticipated company requirements for the forthcoming financial year ending 30 June 2003.

(iii) The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iv) Included in non-current liabilities at 30 June 2002 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. No interest accrues on this facility until such time as the loan becomes repayable.

(v) Orbital has a 50% interest in Synerject LLC. Synerject LLC has borrowings from Siemens Capital Corporation which have been guaranteed by Orbital. The loan, which is due for repayment at 30th September 2002, is currently being renegotiated and the Directors believe that the refinancing of this loan will be successful.”

Since the date of those financial statements (August 29, 2002) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a)        Points (ii) to (iv) above have not changed.

(b)        At November 30, 2002 the consolidated entity had cash of $7.816 million.

(c)        The loan referred to in point (v) above, of which 50% has been guaranteed by Orbital, has been renegotiated. The new facility expires on September 30, 2006 and decreases to a maximum of US$20 million on June 30, 2003 and to US$17 million on June 30, 2004. A further repayment schedule is to be negotiated in April 2004.

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.303 million at June 30, 2002 (A$Nil at June 30, 2001) and an expense for the financial year of A$0.303 million.

Provision for Product Warranty

Provision for product warranty is estimated based on a set percentage value in relation to the volumes of products sold and currently under warranty in the market place. The set percentage values have been determined based on rates used by similar organisations in similar markets, adjusted for claims history in relation to particular models and components. In general, back to back warranty agreements exist with component and product suppliers. Limited claims history exists as we have not had significant product volumes in the market place for more than 3 to 4 years. Warranty periods with current customers and products are in general for periods ranging from 1 to 4 years. Management believes that the accounting estimate related to product warranty provision is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine the adequacy of the provision. Therefore, the warranty provision is maintained at an amount management deems adequate to cover estimated product warranty expenses. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty provision. Provision for product warranty amounted to A$1.115 million at 30 June 2002 (A$0.819 million at 30 June 2001) and an expense for the 2002 financial year of A$0.296 million (2001: A$0.646 million).

Redundancy Expenses and Provision

During the year ended June 30, 2002 the Company expensed redundancy costs of A$3.778 million in relation to involuntary retrenchment of 71 staff. Management, marketing and administration staff accounted for 15 of these employees with the balance being engineers, technicians and operational staff. As at June 30, 2002, A$1.438 million had been paid and A$2.340 million was payable. Of the A$2.340 million payable, approximately A$1.5 million was paid in the week immediately following June 30, 2002.

Savings of approximately A$1.0 million in employee expenses for fiscal 2002 resulted from 28 of the redundancies which took place during November and December 2001. Total redundancies during fiscal 2002 are expected to reduce ongoing annual employee expenses by approximately A$4.7 million.

Reorganization costs

Due to continuing losses and under utilization of resources, management restructured the Company by downsizing the workforce through involuntary redundancies and relocating from leased office premises to buildings owned freehold.

During the year ended June 30, 2002 the Company incurred restructuring or reorganization costs of A$5.418 million (2001 A$2.572 million) which included A$3.778 million in redundancy expenses detailed above, plus A$1.150 million in surplus lease space provision and A$0.490 in write-off of leasehold improvements.

Savings of approximately A$0.230 million per annum until April 2007 are expected from the surplus lease space provision and approximately A$0.098 million per annum in amortization of leasehold improvements.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2002 by A$16.960 million to A$33.817 million at June 30, 2002 from A$16.857 million at June 30, 2001, while net timing difference expenses increased during fiscal 2002 by A$2.793 million to A$3.633 million at June 30, 2002 from A$0.840 million at June 30, 2001.

Australian income tax carry forward losses do not expire and can be carried forward indefinitely subject to;
i)        the Company and/or its controlled entities continuing to comply with the conditions for deductibility imposed by the law; and
ii)      the companies being able to satisfy the tests as set out in the new taxation Consolidations legislation recently enacted in Australia, which provides further tests in relation to transferring losses to a consolidated group and recouping losses within the group; and
iii0    no changes in tax legislation adversely affecting the relevant company and/or the consolidated entity in realizing the benefit.

Potential future income tax benefits have not been recognised as assets at June 30, 2002 because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$37.450 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately $111.45 million (US$58.381 million) (2001: $108.588 million (US$55.380 million)) are available to certain controlled entities in the United States and have not been recognized as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2002, the $111.45 million of tax carry forward losses available expire between the years 2008 and 2022.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately A$111.45 million. Approximately A$7.5 million of taxable income will be required prior to 2008 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and projections for future taxable income (if available) over the periods in which the tax carry forward losses are deductible, management are not in a position to state that it is more likely than not that the benefits of the carry forward losses will be realised in full.

Results of Operations Fiscal 2002 Compared with Fiscal 2001

Orbital’s operating loss after tax attributable to members was A$26.776 million for the year ended June 30, 2002 compared to A$26.837 million for the year ended June 30, 2001. The 2002 result includes a provision of A$6.4 million for the investment in Indonesian licensee Texmaco. The full year result comprised an operating loss in the second half of A$6.0 million, compared to A$14.4 million (before Texmaco provision) in the first half.

When compared to fiscal 2001, total revenue for fiscal 2002 declined by 15.7%, from A$61.651 million to A$51.960 million.

As a result of the difficult retail environment in the marine sector, system sales revenue, which accounted for 69% of total revenue for the 2002 year, decreased 6% from A$37.939 million to A$35.748 million. Similarly, royalty income, which is generally dependent on the timing of sales by the licensees rather than the timing of purchases of systems, decreased 31% from A$3.537 million in fiscal 2001 to A$2.693 million in fiscal 2002.

Licence income increased 168% from A$1.398 million in fiscal 2001 to A$3.758 million, principally as a consequence of the expanded licence agreements for Piaggio and Peugeot in the motorcycle sector.

Engineering services income, which accounted for 17% of total revenue for the 2002 year, decreased 40% from A$14.736 million in fiscal 2001 to A$8.765 million. A reduction in Synerject outsourcing demands (from A$5.564 million to A$1.853 million) was responsible for a significant proportion of the reduction, with the balance due principally to a depressed environment in the automotive engineering and development sector.

Other income decreased from A$4.041 million in fiscal 2001 to A$0.996 million in fiscal 2002. The decrease was mainly as a result of a decrease in asset sales in 2002 compared to 2001 and reduced interest receipts due to lower cash deposit balances.

Total costs and expenses decreased from A$89.019 million in fiscal 2001 to A$77.835 million in fiscal 2002. This decrease was due to the following:

•	The cost of products decreased 6% to A$33.227 million from A$35.532 million, reflecting reduced product sales.
•
Employee expenses decreased 12% to A$18.450 million as a result of savings from staff redundancies undertaken in fiscal 2001 and despite redundancy costs of A$3.778 million incurred for the 2002 fiscal year.

•	Other expenses from ordinary activities decreased 18% to A$16.095 million.
•	Orbital’s share of Synerject’s net loss declined 76% from A$12.834 million in fiscal 2001 to A$3.068 million in fiscal 2002 due to restructuring and improved performance of Synerject.

In part, these decreases were offset by a provision of A$6.446 million in fiscal 2002 (nil in fiscal 2001) against the investment in Indonesian licensee, Texmaco.

The income tax expense for fiscal 2002 was A$0.901 million, incorporating a prima facie income tax credit of A$7.161 million, offset by A$8.149 million for Australian tax losses and timing differences which have not been brought to account. The expense was reduced by an A$0.087 million overprovision of tax in the prior year.

Treatment of certain license revenue and marketing expenses included in the above and prior year results differ under Australian and US accounting standards. Under Australian standards, revenue of A$6.956 million was brought to account and expense of A$1.835 million has been recognised in fiscal 2000. In fiscal 2001 and fiscal 2002, further expenses of A$2.319 million per annum have been included in the results. Under US accounting standards these amounts were excluded from the US GAAP result. The US and Australian accounts will re-align during the 2003 fiscal year as additional expenditure is recognised under Australian accounting standards.

Results of Operations Fiscal 2001 Compared with Fiscal 2000

Orbital’s operating loss after tax attributable to members was A$26.837 million for the year ended June 30, 2001. This compares to A$9.929 million for the year ended June 30, 2000. The full year result comprised a first-half loss of A$16.2 million and a smaller second-half loss of A$10.6 million.

Significant to Orbital’s result for the year was the increased use of Orbital technology in the motorcycles and marine and recreation markets leading to a 21% increase in revenue in fiscal 2001, from A$51.347 million in 2000 to A$61.651 million in 2001.

System sales revenue, which accounted for 64% of total revenue for the year, increased by 116%, from A$17.537 million in fiscal 2000 to A$37.939 million in fiscal 2001. Royalty income also increased by 130% to A$3.537 million.

These increases were partly offset by a decrease in engineering services income of 8% to A$14.736 million and sharply reduced license income of A$1.398 million. This reduction in license income reflects the irregular timing of license payments. In fiscal 2001, two licensees, both in the marine and recreation industry, each contributed more than 10% of the total consolidated operating revenues. In aggregate, revenues from these two licensees accounted for approximately 71% of the consolidated operating revenues.

Total costs and expenses for fiscal 2001 increased from A$64.229 million in fiscal 2000 to A$89.019 million in fiscal 2001. This increase was due to the following:

•	The cost of products increased to A$35.352 million, reflecting the rapid growth in production volumes.
•	Employee expenses increased 7% to A$21.067 million mainly due to redundancy costs of A$1.872 million.
•	Other expenses from ordinary activities decreased 8% to A$19.697 million.
•
Orbital’s share of Synerject’s net loss was A$12.834 million in fiscal 2001, compared with A$5.335 million in fiscal 2000. Synerject is incurring significant costs associated with the start-up phase of its manufacturing operations. Those costs include engineering expenses relating to product launches and fixed overheads which are being allocated to low volumes during this period.

The income tax benefit for fiscal 2001 was A$0.807 million, incorporating a prima facie income tax credit of A$6.284 million, partially offset by A$5.731 million for Australian tax losses which have not been brought to account. The benefit was further increased by A$0.369 million being an overprovision of tax in the prior year.

Treatment of certain license revenue and marketing expenses included in the above and prior year results differ under Australian and US accounting standards. Under Australian standards, revenue of A$6.956 million was brought to account and expense of A$1.835 million has been recognised in fiscal 2000. In fiscal 2001, further expenses of A$2.319 million has been included in the result. Under US accounting standards these amounts were excluded from the US GAAP result. The US and Australian accounts will re-align over the next two years as additional expenditure is recognised under Australian accounting standards.

Synerject

Synerject, Orbital’s 50/50 joint venture with SiemensVDO, is fully operational at their manufacturing facility located in Newport News, Virginia, and is manufacturing air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers. Synerject also supplies prototype direct fuel injection assemblies for automotive four-stroke and other programs.

Synerject incurred a net loss in fiscal 2002 of US$3.664 million compared to US$13.392 million in fiscal 2001. The improvement resulted from major operational and structural changes in fiscal 2002, including price increases and cost reductions. Synerject benefited from increased motorcycle volumes as Piaggio and Peugeot Motocycles launched products in the second half of fiscal 2002.

Convertible Debentures

In July 1998, Orbital announced it had signed an agreement with an institutional investor to raise US$20 million for the provision of working capital. These funds were raised through the private placement of a 3% redeemable subordinated convertible debenture. This debenture was to be issued in two tranches of US$l0 million each, convertible into shares at any time within three years. The first tranche was received in August 1998. In January 1999 Orbital redeemed the US$20 million convertible debenture. Only US$10 million had been drawn down but the entire facility was extinguished. Key elements of the redemption were a 7.5% redemption premium on amounts drawn down and the issue of 375,000 options for Orbital’s American Depositary Receipts expiring on 15 January 2003. One third of these options are exercisable at US$3.00, one third at US$3.50 and the remainder at US$4.00. Costs associated with the redemption were almost completely offset by foreign exchange gains arising from the strengthening of the Australian dollar during the time Orbital held the funds.

Liquidity and Capital Resources

As at June 30, 2002, Orbital’s cash balance was A$13.764 million compared to A$32.735 million at June 30, 2001. At November 30, 2002, the cash balance was A$7.816 million.

For fiscal 2002 Orbital had net cash outflows from operations of A$13.606 million compared to A$12.410 million in fiscal 2001 and A$12.608 million in fiscal 2000. Net cash outflows occurred as a result of operating losses and expenditures associated with the Synerject joint venture. Net cash outflows from operations continued in fiscal 2002 at similar levels to 2001 as declines in revenues were offset by corresponding savings in operating cash expenditures principally due to savings from reduced employee expenses.

Research and development expenditures were A$5.392 million in fiscal 2002, A$11.318 million in fiscal 2001 and A$13.630 million in fiscal 2000. Research and development expenditures during fiscal years 2000, 2001 and 2002 were primarily in the area of application of OCP fuel injection technology to automotive four-stroke engines.

For fiscal 2002, Orbital had net cash used in financing activities of A$0.404 million (being finance lease payments), compared to A$4.728 million provided by financing activities in fiscal 2001 (primarily due to proceeds from the issue of shares). For fiscal 2000, Orbital’s net cash provided by financing activities was A$31.722 million.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2002 this facility was fully utilised by Orbital. Repayment of this facility is due:

•	in full on the date which is 25 years after the date on which the first advance was made (May 1989); or
•
if in any year prior to that date the aggregate number of OCP engines produced calculated, on a worldwide basis, exceeds 5,000,000, in equal annual payments each of one fifth of the loan, on 1 July in each year commencing 1 July following the year in which such production is achieved.

Interest is not payable on this facility until such time as the loan becomes payable, when interest will begin to accrue at the overdraft rate charged by the Commonwealth Trading Bank of Australia on overdrafts in excess of A$100,000.

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$2.169 million, of which A$0.542 million was drawn down at June 30, 2002. At June 30, 2001 available support facilities totalled A$2.215 million, of which A$0.521 million was drawn down.

Orbital used net cash in investing activities of A$3.911 million in fiscal 2002 compared to A$14.350 million in 2001 and net cash provided by investing activities of A$0.288 million in fiscal 2000. The significant changes between fiscal 2002 and fiscal 2001 resulted from reduced investment and advances to Synerject (2002 total A$4.645 million compared to 2001 total of A$16.495 million) and reduced interest receipts (2002 A$0.752 million compared to 2001 A$2.338 million). The significant changes between fiscal 2001 and fiscal 2000 resulted from increased investment and advances to Synerject (2001 total A$16.495 million compared to 2000 A$Nil.), increased interest receipts (2001 A$2.338 million compared to 2000 A$1.193 million) and reduced purchases of property, plant and equipment (2001 A$0.573 million compared to 2000 A$1.545 million).

Orbital’s existing cash balances are expected to be sufficient to fund the capital requirements of its existing operations and current business plans over the 2003 fiscal year. There was no capital expenditure contracted but not provided for as at June 30, 2002.

Synerject Loan Guarantee Commitments

Orbital has guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the 50/50 joint venture with SiemensVDO Automotive.

At June 30, 2002, Orbital’s obligation under this guarantee amounted to $20.361 million (US$11.459 million) [2001: $23.801 million (US$12.138 million)].

The existing loan arrangements for Synerject LLC have been renegotiated and longer term funding to September 30, 2006 has been agreed. Refer Item 4 – “Events After the End of the Financial Year”.

If the guarantee was called at any time, Orbital may have insufficient cash resources at that time to meet the guarantee amount and might need to secure additional funding. Failure to secure such additional funding could result in the Company’s insolvency.

Capital Expenditure

The company has planned capital expenditures of A$0.6 million for fiscal year 2003. In the event of a delay or a reduction in capital expenditure during fiscal 2003 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities.

Synerject and other Investing Activities

Synerject has required significant cash investment by Orbital during the 2001 (A$16.495 million) and 2002 (A$4.645 million) fiscal years, although it operated on a cash flow positive basis during the fourth quarter of fiscal 2002. Synerject’s budget for fiscal 2003 indicates that it expects to be cash flow positive in that period. Other investing activity receipts and payments are not forecast to be significant for fiscal 2003.

Capital Restructure

On October 30, 1995, shareholders approved two special resolutions to restructure Orbital’s share capital. The purpose of these resolutions was to reflect in the financial statements the cash consideration received from shareholders since inception, rather than the significant intangibles that have arisen solely as a result of a number of re-organisation and restructurings by the Orbital group. This restructure does not result in any change in the inherent value of the assets of Orbital, the number of shares on issue or the number of shares owned by existing shareholders. It is likely however, to have a significant impact on future profitability under AUS GAAP as a result of reduced future amortisation charges in respect of Patents, Licenses and Technologies. Orbital’s subsequent application to the Australian Federal Court to approve the restructure was discontinued by consent after discussions with the then Australian Securities Commission (“ASC”) (now Australian Securities and Investments Commission). The ASC granted Orbital relief under Section 313 of the Corporations Law from compliance with certain Australian Accounting Standards. The relief related to a part of Orbital’s share capital which is attributable to the Sarich Technologies Trust conversion. In December 1996, Orbital’s directors resolved to account for the matter as follows:

•
Accept the relief the ASC granted under Section 313 of the Corporations Law in relation to the Sarich Technologies Trust conversion, for A$52.5 million. This amount was transferred from Patents, Licenses and Technologies to the newly created “Capital Reduction Reserve”;

•
Amortise the remainder of the Patents, Licenses and Technologies balance arising from corporate restructurings, which did not arise from any cash expenditures, over the period January 1, 1996 to June 30, 1999. This policy is consistent with the amortisation of Patents, Licenses and Technologies arising from cash expenditures and has resulted in accumulated amortisation charges of A$183.583 million to June 30, 1999 and the inclusion of an amortisation charge of A$52.453 million in the financial report for the year ended June 30, 1999;

•	Concurrently, transfers for the same amount as the amortisation charges were made from retained losses to the Capital Reduction Reserve; and
•	Pending shareholder approval, at the appropriate time(s) the capital reduction will be effected by a transfer from the Share Capital Account to the Capital Reduction Reserve.

The amortisation of the remainder of the Patents, Licenses and Technologies balance arising from the corporate restructure which did not arise from cash expenditures has now been completed. In October 1999 shareholder approval was obtained to reduce the share capital of Orbital by applying the Capital Reduction Reserve of $236,083,315 against the Share Capital Account. Orbital’s directors believe this is a satisfactory resolution of the capital restructure as it ultimately achieves Orbital’s original objectives, whilst avoiding incurring additional costs in terms of legal fees and management time.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s license agreements, certain fees and royalty payments are, or will be, indexed to inflation. In general, inflation has had minimal effect on Orbital’s results of operations during the last three fiscal years.

Market Exposures

Refer to Item 11. – “Market Exposures” incorporated herein by reference.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

	Floating interest rate		Weighted Average
	A$’000		Interest rate %
	2002	2001	2002	2001
Financial Instruments
Cash	13,764	32,735	3.35	5.87

At June 30, 2002 and June 30, 2001 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

	Fair Value		Weighted Average
	A$’000		interest rate %
	2002	2001	2002	2001
Financial Instruments
Cash held in United States Dollars	2,043	11,187	1.16	5.16
Cash held in Great British Pounds	55	29	0	0
Cash held in Japanese Yen	85	61	0	0

At June 30, 2002 and June 30, 2001 Orbital did not have any foreign currency exchange sensitive derivative instruments.

Maturity Profile of Commercial Commitments

	At June 30, 2002
	Expected Maturity or Expiry Date
	2003	2004	2005	2006	2007	2014	Total
Contractual Obligations (A$’000s)
Finance Leases	252	252	145	—	—	—	649
Average Interest Rate	7.02%	7.02%	7.02%
Operating Leases	395	321	125	77	77		995
Long –Term Debt						19,000	19,000
Average Interest Rate						0%

Contingent Commitments
Standby letter of credit		444					444
Performance guarantees	69						69
Loan Guarantee for Synerject(1)	22,210						22,210

(1)
Maximum guarantee based on US$25m loan facility. As indicated at Item 4 – “Events After the End of the Financial Year”, the loan facility has been renegotiated to provide longer term financing until September 30, 2006.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Memorandum and Articles of Association, may be comprised of no fewer than three, nor more than twelve members. The present number of directors is four, of whom one is an executive director, as set out below.

On December 19, 2001, the Company announced the appointment of a new Chief Executive Officer, Mr Peter Cook, effective January 2002, and several changes to the Board of Directors. At that time, Mr John Beech and Mr Ken Johnsen resigned as executive Directors of the Company and the Hon. Andrew Peacock, AC was appointed a non-executive Director. Further changes were announced in May 2002, when Mr Alan Castleman and Mr Robert Forbes retired as non-executive Directors and Mr Kim Schlunke resigned as an executive Director. In October 2002 the Hon. Andrew Peacock, AC resigned as a non-executive Director.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
Ross William Kelly	Non Executive Chairman (1) (2)	December 21, 1995
Peter Chapman Cook	Chief Executive Officer and Managing Director	February 13, 2002
John Richard Marshall	Non Executive Director (1) (2) (3)	December 21, 1995
John Grahame Young	Non Executive Director (1) (2) (3)	November 13, 1985

(1)        Member of Audit Committee
(2)        Member of Remuneration Committee
(3)        Member of Nomination Committee

All Directors are members of the Finance Committee. Further details of each Director’s age, experience and remuneration are contained in Note 31 to the Consolidated Financial Statements incorporated herein by reference.

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience

John Bruce Abbott November 13, 2000
Corporate Solicitor and Joint Company Secretary.
Prior to joining Orbital, Mr. Abbott was employed for 11 years in a similar role with a listed public company. He is a qualified solicitor with over 20 years experience in commercial and taxation law.

Tom Peter Baskovich March 25, 1991
Director of Patents and Licensing.
Mr. Baskovich, a qualified mechanical engineer, has held a number of senior positions in the Patents and Licensing area. He is presently responsible for the management, development and licensing of Orbital’s substantial Intellectual Property portfolio and chairs Orbital’s Management Committee.

Deana Cesari April 12,1994
President – Marine & Recreation Division
Ms Cesari has been based in Newport News, Virginia, USA since 1999 and is responsible for Orbital’s Marine & Recreation division. Prior to her appointment in the United States, Ms. Cesari, a qualified accountant, was Company Secretary and Group Financial Controller.

Name and Date of Commencement (cont)	Position and Experience (cont)

Brian Anthony Fitzgerald February 22, 1982	Business Unit Leader – Motorcycles. Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for the motorcycle business unit.

Keith Halliwell August 14, 2000
Chief Financial Officer and Joint Company Secretary.
Mr. Halliwell has 16 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of a listed public company in Australia.

Rodney Alexander Houston August 15, 1988
Director of Engineering.
As a qualified mechanical engineer, Dr. Houston has significant experience in the automotive industry. He is based at the Company’s Balcatta facility and has overall responsibility for the engineering group.

Kenneth Noel Johnsen May 1, 1972
Business Development Director
Mr Johnsen was a Director of the Company from 1986 to 2001. He has held a number of senior positions within the Company both in Australia and the United States. He is currently responsible for the Group’s licensing affairs and business development strategies.

Christopher Mark Norman December 3, 1984
Chief Executive Officer – Synerject LLC.
Mr. Norman is a qualified electronics engineer. Since joining Orbital, he has held senior positions in Australia, Indonesia and the USA, where he previously headed Orbital’s Marine & Recreation Division. Mr Norman has been seconded to Synerject.

Compensation

Details of remuneration of Directors and the five most highly remunerated officers of the Company are contained in Note 28 to the Consolidated Financial Statements incorporated herein by reference.

For fiscal 2002 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$2.463 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2002 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.240 million.

Board Practices

The directors are subject to retirement by rotation, with one-third retiring each year (or the number nearest to one-third of the number of directors if not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting of shareholders following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board of Directors up to the total number permitted. Such directors hold office until the next Annual General Meeting of shareholders and may be re-elected by the shareholders at such meeting. The service agreement between the Company and the Chief Executive Officer, exhibited hereto, provides for a cash payment equal to one year’s remuneration in the event of termination by the Company other than by reason of the Chief Executive Officer’s serious misconduct or material breach of the agreement. No other director’s or officer’s service contract provides for benefits to such person upon termination.

The Board has established committees to assist in the execution of its responsibilities and to provide a framework for the management of the Orbital group, including a system of internal controls and the establishment of appropriate ethical standards.

The Audit Committee is responsible for giving the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies for inclusion in the financial report. Other responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

Members of the Audit Committee during the year were Mr. J G Young (Chairman), Mr. A J Castleman and Mr. R S Forbes. The external auditors, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. Current members of the Audit Committee are the non-Executive Directors, namely Mr. J G Young (Chairman), Mr. R W Kelly and Mr. J R Marshall.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board.

The Remuneration Committee has been established to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets as and when required. Current members are Mr. R W Kelly (Chairman), Mr. J R Marshall and Mr. J G Young.

Total remuneration for all non-executive Directors was last voted upon by shareholders at the Company’s 2001 Annual General Meeting and was increased by $150,000 to no greater than $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks.

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

	June 2002			June 2001			June 2000
	Aus	US	Eur	Aus	US	Eur	Aus	US	Eur
Category
Exec/Admin	39	5	1	57	6	5	60	6	3
Engineers	60	3	4	67	6	5	84	6	5
Technicians	39	—	—	53	—	—	82	—	—
Others	12	—	—	15	—	—	19	—	—

Total	150	8	5	192	12	10	245	12	8

Share Ownership

Details of share and option ownership by Directors and senior managers are as follows:

	Ordinary Shares	Options	Exercise Price A$	Expiry Date
Director
R W Kelly	60,045	—	—	—
P C Cook*	26,234	—	—	—
J R Marshall	25,214	—	—	—
J G Young	69,906	—	—	—

Senior Managers**
J B Abbott
T P Baskovich
D Cesari
B A Fitzgerald
K A Halliwell
R A Houston
K N Johnsen
C M Norman

*
Mr Cook has been offered 200,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2005 as detailed in “Executive Long Term Share Plan – 2002 Offer” below.

**
Share and option holdings of each senior manager have not been disclosed on an individual basis as each beneficially owns less than 1% of the relevant class and their individual holdings have not otherwise been publicly disclosed. As at December 31, 2002, senior managers and directors of Orbital held 211,400 options under the employee share option plan.

Employee Option Plan

At the 1996 Annual General Meeting of the Company shareholders approved amendments to the plan which grant the Directors the discretion to waive the requirement for employee options to be exercised within three months of cessation of employment in the event of retirement or a bona fide retrenchment of an employee. Any extension period cannot extend beyond the expiry date of the relevant options. In accordance with the revised plan, the following options were offered to eligible employees:

1997 Offer

Under the 1997 offer a total of 1,144,000 Series A options and 2,518,600 Series B options were issued to eligible employees. The 1997 Series A options are exercisable at $0.74, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 19, 2002. The 1997 Series B options are exercisable at $0.82, being the market price of the ordinary shares immediately prior to the date of offer of the options, only when the last sale price of fully paid shares in Orbital sold on the ASX over a five day period preceding the date of exercise is equal to or more than the appropriate hurdle price. 50% of the Series B options can be exercised when the hurdle price is $1.10 and 50% when the hurdle price is $1.30. The 1997 Series B options expired on September 19, 2002.

1998 Offer

Under the 1998 offer, a total of 1,052,000 Series A options and 808,200 Series B options were accepted by eligible employees. The 1998 Series A options are exercisable at $0.59, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 25, 2003. The 1998 Series B options are exercisable at $0.66, being the market price of the ordinary shares immediately prior to the date of offer of the options, only when the last sale price of fully paid shares in the Company sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $1.20. The 1998 Series B options expire on September 25, 2003.

1999 Offer

Under the 1999 offer, a total of 1,009,000 Series A options and 395,800 Series B options were accepted by eligible employees. The 1999 Series A options are exercisable at $0.53, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 23, 2004. The 1999 Series B options are exercisable at $0.59, being the market price of the ordinary shares immediately prior to the date of offer of the options, only when the last sale price of fully paid shares in the Company sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $0.90. The hurdle price for the 1999 Series B options was reached on December 3, 1999. The 1999 Series B options expire on September 23, 2004.

2000 Offer

Under the 2000 offer a total of 948,000 Series A options and 995,700 Series B options were offered to eligible employees. The 2000 Series A options are exercisable at $1.61, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 28, 2005. The 2000 Series B options are exercisable at $1.79, being the market price of the ordinary shares at the date of offer of the options, only when the last sale price of fully paid shares in Orbital sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $2.42. The 2000 Series B options expire on September 28, 2005.

As at December 31, 2002 there were 3,643,050 employee share plan options outstanding which are exercisable on the following bases:

Year	Number “A” Outstanding	Exercise Price $	Expiry Date	Number “B” Outstanding	Exercise Price $	Expiry Date	Total Outstanding
1998	512,500	0.59	25 September 2003	537,800	0.66	25 September 2003	1,050,300
1999	423,500	0.53	23 September 2004	254,550	0.59	23 September 2004	678,050
2000	932,000	1.61	28 September 2005	982,700	1.79	28 September 2005	1,914,700

	1,868,000			1,775,050			3,643,050

As at December 31, 2002, the number of ordinary shares that were subject to options issued under the plan was 1.02% of Orbital’s issued ordinary shares. In 2001, Orbital ceased to make further issues under the Employee Option Plan and introduced Employee Share Plans.

Employee Share Plan - 2001 Offer

The Company introduced two Employee Share Plans in 2001 to provide for eligible employees to be offered, at no cost, fully paid shares in the Company, rather than options. Under the No. 1 Plan, all eligible employees are offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before the date of offer) and under the No. 2 Plan employees are offered shares at the discretion of the Board. On November 21, 2001, a total of 351,041 and 187,566 fully paid ordinary shares were issued to employees under the No. 1 and No. 2 Plans respectively.

Orbital shall not offer or issue or grant any shares under the employee share plan if the number of shares the subject of the offer or issue or grant when aggregated with:

• Unissued	shares over which options (which remain outstanding and are then held by eligible employees or their nominees) have
been	granted under the employee option Plan; and
• Shares	issued during the previous five year period under the option plan and this Plan, would exceed five percent of the total number of ordinary shares of Orbital on issue at the time of the offer or issue or grant.

Executive Long Term Share Plan - 2001 Offer

At the Company’s Annual General Meeting on October 25, 2001, shareholders approved the participation of the then Executive Directors, Messrs Schlunke, Johnsen and Beech, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Executive Directors and eligible executives of the Company. Mr. Schlunke has been offered 100,000 fully paid ordinary shares and Mr. Johnsen and Mr. Beech have each been offered 70,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise 100 companies within the Australian Stock Exchange All Industrials Index with a similar market capitalisation to the Company. The comparison will be made over a three year “Performance Period” commencing on September 1, 2001 and ending on August 31, 2004.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Directors.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Percentile Ranking)	% of Shares offered granted to Executive
Up to the 50th percentile	0%
At the 50th percentile	50%
75th percentile or above	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile.

If the Company’s TSR is between the 50th and 75th percentile, an additional proportion of the offer will be granted for each percentile increase above the 50th percentile (on a straight-line basis). There is no increase in the percentage of shares being granted between the 75th and 90th TSR percentile ranking.

On cessation of employment, all shares that have been offered but not granted will lapse unless the Board decides that there is a Qualifying Reason to make some or all of the shares available. Qualifying Reasons are death, disability, ill health or redundancy. Where an executive ceases employment because of a Qualifying Reason, the Board will determine the number of shares, if any, to be granted and whether, and to what extent, the performance conditions will apply. In accordance with these provisions, the Board determined to grant to Mr Schlunke on the termination of his employment in July 2002, the 100,000 shares previously offered to him.

Shares that have not been granted at the end of the Performance Period will lapse.

Employee Share Plan - 2002 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2002 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On November 27, 2002, a total of 766,782 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2002 Offer

At the Company’s Annual General Meeting on October 24, 2002, shareholders approved the participation of the Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered 200,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise 100 companies (excluding resource companies) within the Australian Stock Exchange S&P 300 Accumulation Index with a similar market capitalisation to the Company. The comparison will be made over a three year “Performance Period” commencing on September 1, 2002 and ending on August 31, 2005.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Directors.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Percentile Ranking)	% of Shares offered granted to Executive
Up to the 50th percentile	0%
At the 50th percentile	50%
75th percentile or above	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile.

If the Company’s TSR is between the 50th and 75th percentile, an additional proportion of the offer will be granted for each percentile increase above the 50th percentile (on a straight-line basis). There is no increase in the percentage of shares being granted between the 75th and 90th TSR percentile ranking.

On cessation of employment, all shares that have been offered but not granted will lapse unless the Board decides that there is a Qualifying Reason to make some or all of the shares available. Qualifying Reasons are death, disability, ill health or redundancy. Where an executive ceases employment because of a Qualifying Reason, the Board will determine the number of shares, if any, to be granted and whether, and to what extent, the performance conditions will apply.

Shares that have not been granted at the end of the Performance Period will lapse.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of December 31, 2002, Orbital had issued and outstanding 356,505,014 fully paid ordinary shares and 3,643,050 options to acquire ordinary shares. All of the options were issued under the Orbital employee option plan and carry no voting rights until fully paid. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

As of December 31, 2002 there is no person known by Orbital to be the owner of more than five percent of any class of its voting securities. AMP Group and Commonwealth Bank Group each ceased to be a substantial shareholder (having greater than 5% of the Company’s issued capital) on 26 November 2001 and 3 July 2002 respectively. The Executive Officers and Directors of Orbital as a group own 651,163 ordinary shares which represent 0.18% of that class.

Major shareholders do not have different voting rights from other shareholders.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2002 (nil in both fiscal 2001 and 2000).

The aggregate amounts receivable from / payable to wholly owned controlled entities by the Company at November 30, 2002 and June 30 in each of the preceding three years are as follows:

	November 30, 2002(A$000’s)	2002 (A$000’s)	2001 (A$000’s)	2000 (A$000’s)
Receivables - Non-current	16,714	9,925	22,832	65,654
Borrowings - Non-current	18,599	15,619	16,623	13,056

During fiscal 2002, an interest expense amounting to A$0.631 million (fiscal 2001: A$0.931 million; fiscal 2000: A$0.888 million;) was recognised by the Company in relation to these loans. The interest rate charged during the year was between 3.93% and 4.96% (2001: 5.8% and 6.5%, 2000 : 6.8% and 7.6%).

Details of dealings with other related parties, being Synerject LLC, are as follows:

•	The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at November 30, 2002 and June 30 in each of the preceding three years are:

	November 30, 2002(A$000’s)	2002 (A$000’s)	2001 (A$000’s)	2000 (A$000’s)
Receivables - Current	—	—	2,069	1,478
- Non-current	10,954	10,222	3,508	—
Payables - Current	7,436	784	2,666	10,864

During fiscal 2002, the Orbital Group provided engineering services to Synerject LLC to the value of A$1.853 million (2001: A$5.564 million; 2000: A$5.595 million) and purchased goods and services from Synerject LLC to the value of A$27.482 million (2001: A$30.491 million; 2000: A$15.043 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.      FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-58 incorporated herein by reference.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2003 fiscal year.

ITEM 9.      THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York as depositary under a deposit agreement dated May 21, 2001. Each ADS represents eight ordinary shares. The ADSs are listed on the New York Stock Exchange Inc. (the “NYSE”), which is the principal market in the United States for the trading of ADSs. The ADSs trade on the NYSE under the symbol “OE”.

On October 7, 2002 Orbital announced that, in accordance with New York Stock Exchange (“NYSE”) continued listing procedures, it had received notification from the NYSE of its non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, Orbital has submitted a business plan to the Listings and Compliance Committee of NYSE for approval. Preliminary indications are that the plan demonstrates likely compliance with the continued listing standards within an eighteen month period and is likely to be accepted by the Committee. The Committee’s formal response, which may include conditions for approval, is expected in the near future. If the plan is accepted, the Company will be subject to ongoing monitoring to ensure compliance. Should the Company not meet the specified criteria within the eighteen month period, it may be subject to NYSE trading suspension and possible de-listing. If the plan is not accepted, Orbital would be subject to NYSE trading suspension and possible de-listing.

The Company has also been notified on October 21, 2002 of its non-compliance with the continued listing standard requiring an ADS trading price of not less than US$1.00. . In the event that at the expiration of a six-month cure period from receipt of that notification the Company has not attained both a US$1.00 ADS price and a US$1.00 average ADS price over the preceding 30 trading days, the NYSE may commence suspension and delisting procedures.

In July 1998 and August 1998 respectively, Orbital was listed by local market makers on “over the counter” markets in Germany with ordinary shares traded on the Frankfurt Stock Exchange and ADRs traded on the Berlin Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the NYSE.

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume

1997-98	Q1	A$	0.90		860,832	A$	0.71		2,043	US$	5.810		330,399	US$	4.130		30,699
	Q2	A$	0.87		412,814	A$	0.65	*	2,567	US$	5.190		273,600	US$	3.310	*	13,399
	Q3	A$	1.14		478,133	A$	0.69		1,262	US$	6.000		472,500	US$	3.560		21,399
	Q4	A$	1.20	*	783,411	A$	0.84		4,938	US$	6.375	*	668,399	US$	4.000		14,500

1998-99	Q1	A$	1.24	*	71,036,333	A$	0.63		27,302	US$	7.125	*	598,399	US$	2.875		25,500
	Q2	A$	0.86		2,452,852	A$	0.49		50,041	US$	4.500		346,800	US$	2.500		22,399
	Q3	A$	0.61		651,645	A$	0.39		15,867	US$	3.500		146,399	US$	2.060		24,800
	Q4	A$	0.47		1,405,293	A$	0.34	*	44,902	US$	2.500		230,600	US$	1.880	*	19,000

1999-00	Q1	A$	0.66		7,120,752	A$	0.40	*	28,524	US$	3.310		221,100	US$	2.190	*	9,500
	Q2	A$	1.08		33,647,197	A$	0.59		94,106	US$	5.250		524,199	US$	3.060		17,199
	Q3	A$	1.75		5,421,994	A$	0.74		69,336	US$	7.690		614,500	US$	3.630		26,000
	Q4	A$	2.00	*	4,253,149	A$	1.18		13,300	US$	8.940	*	583,800	US$	5.380		11,399

2000-01	Q1	A$	2.19		2,441,809	A$	1.62		150,333	US$	10.00	*	304,399	US$	6.810		21,600
	Q2	A$	2.43	*	1,280,999	A$	1.50		82,426	US$	9.750		194,199	US$	6.310		12,800
	Q3	A$	2.07		2,357,489	A$	1.15		206,319	US$	8.950		352,100	US$	4.400		5,399
	Q4	A$	1.23		6,645,552	A$	0.55	*	195,251	US$	4.750		267,500	US$	2.500	*	5,200

2001-02	Q1	A$	0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$	0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	$	A0.59		1,349,079	A$	0.345		35,528	US$	2.44		132,300	US$	1.52		2,899
	Q4	$	A0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800

June 2002		A$	0.38		6,000,000	A$	0.285		1	US$	1.97		61,399	US$	1.17		800
July 2002		A$	0.325		975,729	A$	0.255		68,130	US$	1.50		50,300	US$	1.01		3,100
Aug 2002		A$	0.29		512,946	A$	0.26		34,124	US$	1.40		46,699	US$	1.07		4,800
Sept 2002		A$	0.255		182,625	A$	0.20		3	US$	1.11		52,100	US$	0.81		899
Oct 2002		A$	0.21		1,117,000	A$	0.125		4	US$	0.90		82,100	US$	0.57		3,300
Nov 2002		A$	0.20		307,291	A$	0.145		1	US$	0.89		144,699	US$	0.60		6,600

*Denotes annual high and low market prices in the relevant year.

On December 31, 2002, the closing sale price of the ordinary shares on the ASX was A$0.135 per ordinary share and the closing sale price of the ADSs on the NYSE on December 31, 2002 was US$0.70 per ADS. On November 30, 2002, 20,076,481 ADSs, representing 160,611,848 ordinary shares, or approximately 45% of the outstanding ordinary shares, were outstanding and were held by 976 holders of record including nominee companies holding on behalf of beneficial shareholders.

ITEM 10.      ADDITIONAL INFORMATION

Memorandum and Articles (Constitution)

No objects and purposes of the Company are stated, or under Australian law required to be stated, in the Company’s Constitution.

Under the Company’s Constitution:

•	a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has, directly or indirectly, a material interest;

•	the maximum total of fees payable to Directors is required to be approved by the Company in general meeting;
•
the Directors may at any time exercise all the powers of the Company to borrow money, except to the extent that such powers are required by law or the Listing Rules of Australian Stock Exchange Limited to be exercised by the Company in general meeting;

•
a Director may not hold office in contravention of the Corporations Act 2001 (Aust.). Under that Act, a Director who turns 72 vacates that office at the conclusion of the Annual General Meeting (AGM) of the Company beginning next after the Director turns 72. A person who has turned 72 may, by special resolution of the Company, be appointed or re-appointed as a Director to hold office until the conclusion of the Company’s next AGM;

•	a Director is not required to have a share qualification.

The Company has fully paid ordinary shares on issue, as well as options issued under the Employee Option Plan (see Item 6. – “Share Ownership”). The options have no voting rights attached or rights to participate in any dividends. Dividends, as declared by Directors and which are only payable from profits, are payable on all fully paid ordinary shares equally. Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

At meetings of shareholders, each shareholder present in person or by proxy or representative has, on a show of hands, one vote and, on a poll, each shareholder present in person or by proxy or representative has one vote in respect of each fully paid share held by that shareholder. Nothing in the Company’s Constitution discriminates against any existing or prospective holder of shares in the Company as a result of such shareholder owning a substantial number of shares.

Changes to the rights of shareholders in relation to a particular class of shares may only be made with the consent in writing of the holders of three-quarters of the issued shares of that class or if authorised by a special resolution passed at a separate meeting of the holders of that class of share.

Details of requirements for Directors to stand for re-election are set out at “Item 6. – Board Practices”.

In accordance with the Company’s Constitution, any Director may whenever that Director thinks fit convene a general meeting of shareholders of the Company. The Directors must call and arrange to hold a general meeting on the signed written request of either members with at least 5% of the votes that may be cast at the general meeting or at least 100 members who are entitled to vote at the general meeting. The request must state any resolution to be proposed at the meeting. The Directors must call the meeting within 21 days after the request is given to the Company and the meeting is to be held not later than 2 months after the request is given to the Company.

Shareholders must be given at least 28 days written notice of a meeting of the Company’s shareholders, which notice may be given personally or by post and must set out:

• the	place, date and time of the meeting;
• the	general nature of the meeting’s business;
• the	resolution, if a special resolution is proposed; and
• a	shareholder’s rights to appoint a proxy.

The persons entitled to attend a general meeting of the Company shall be the shareholders (in person, by proxy or representative), the directors, the Company’s auditor and such other person or persons as the meeting may approve.

There are no limitations, either under the laws of Australia or under the Constitution of Orbital, to the right of non-residents to hold or vote ordinary shares.

Takeovers of Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975. The statute applies to any acquisition or proposed acquisition of 15% or more of the outstanding shares of an Australian company by one foreign person or group of associated foreign persons or any acquisition or proposed acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition or proposed acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

Material Contracts

Other than the Executive Service Agreement and the Technical Transfer and License Agreement disclosed as Exhibits 10.1 and 10.2 respectively and contracts entered into in the ordinary course of business, in the two years immediately prior to publication of this document, there have been no material contracts to which the Company or any member of the Orbital Group is a party.

Exchange Controls

Under existing Australian legislation, the Reserve Bank of Australia does not prohibit the import and export of funds, and generally no governmental permission is required for Orbital to move funds in and out of Australia. However, for the movement of funds to and from “tax havens”, as specified by current regulations, a tax clearance certificate must be obtained. The United States is not a declared tax haven. Accordingly, at the present time, remittances of any dividends, interest or other payments by Orbital to non-resident holders of Orbital’s securities in the United States are not restricted by exchange controls.

Taxation

The following is a summary of material United States federal income and Australian tax consequences of the ownership of ordinary shares or ADSs by US Holders. Except as otherwise noted, the statements of Australian and United States tax laws set out below are based on the laws in force, as of the date of this Annual Report, and are subject to any changes in United States or Australian law, and in any double taxation convention between the United States and Australia, occurring after that date possibly with retroactive effect.

In October 2001, a Protocol was signed to amend the double tax convention between Australia and the United States. The Protocol provides for reductions in withholding taxes on certain dividends, interest and royalties. In particular, no withholding tax will be chargeable in the source country on dividends payable to a listed public company from an 80% or more beneficially owned subsidiary. The rate of withholding tax on royalties will be reduced from 10% to 5%. The Protocol will come into force when both countries have formally ratified it. Upon entry into force, the Protocol will have effect for withholding tax purposes in relation to dividends, interest and royalties derived on or after the later of July 1, 2003 and the first day of the second month following the day on which the Protocol enters into force.

For purposes of this discussion, a US Holder is any beneficial owner of ADSs or ordinary shares that is:

• a	citizen or resident of the United States;
• a	corporation organised under the laws of the United States or any state;
• an	estate the income of which is subject to United States federal income tax without regard to its source; or
• a	trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or
more	United States persons have the authority to control all substantial decisions of the trust.

Australian Taxation

The following summary outlines the Australian income tax implications to non-resident holders of ADSs and ordinary shares who held ADSs or ordinary shares as capital assets. The summary is not exhaustive of all possible tax considerations, and holders of ADSs and ordinary shares are advised to satisfy themselves as to the overall tax consequences regarding the application of any relevant Double Taxation Agreement, by consulting their own tax advisers. The summary is based on legislation and case law applicable at the date of this report. Future legislative changes and developments in case law interpretation may impact upon the taxation position set out below.

Residency

A natural person will be a resident of Australia if that person has been in Australia for more than 183 days in a year of income, unless that person has a usual place of abode outside of Australia and does not intend to take up residency in Australia.

A corporation will be a resident of Australia if it is incorporated in Australia, or if not being incorporated in Australia, carries on business in Australia, and has either its central management and control in Australia, or its voting power is controlled by shareholders who are residents of Australia.

Taxation of Dividends

Dividends paid by an Australian resident corporation may be paid as franked or unfranked dividends. Australian corporations are required to provide shareholders with notices detailing the extent to which dividends are franked or unfranked, and the deduction, if any, of dividend withholding tax. To the extent to which those dividends are paid out of profits which have been subject to Australian company tax, they will be franked dividends. Fully franked dividends paid to a non-resident will be exempt from Australian dividend withholding tax. Unfranked or partially franked dividends will be subject to Australian dividend withholding tax to the extent the dividends are unfranked. The rate of withholding tax on dividends is discussed below.

Shareholders who elect to participate in a dividend reinvestment plan in effect elect to invest their dividends in an allotment of ordinary shares. As is the case with a cash dividend, the receipt of these additional ordinary shares will represent assessable income to an Australian resident shareholder, and will carry franking credits to the same extent as any cash dividend.

The Australian Government provides a taxation incentive in the form of 125% tax deduction for companies which incur expenditure on research and development activities. This incentive has contributed to Orbital’s past level of accumulated carry forward tax losses, which were available for off-set against future income. The availability of these carry forward losses has impacted the amount of tax Orbital has paid and accordingly, the ability of Orbital to pay franked dividends.

Bonus shares issued to existing shareholders out of a share capital account are not dividends for Australian income tax purposes, and are therefore not subject to dividend withholding tax.

Withholding Tax on Dividends

The double taxation treaty between Australia and the United States limits the Australian dividend withholding tax on the unfranked portion of dividends paid to a US resident who is beneficially entitled to the dividend to 15%, unless the shareholder carries on business in Australia through a permanent establishment, or performs independent personal services from a fixed base in Australia, and his share holding is effectively connected with the permanent establishment or fixed base, in which case a 30% withholding tax applies.

A withholding tax exemption is available where a dividend paid by the company is paid out of profits which include certain dividends received from foreign companies.

Capital Gains Tax (“CGT”)

The sale of ADSs and ordinary shares may be subject to Australian CGT where the ADSs or the ordinary shares are held by:

•	natural persons or corporations who are residents of Australia;
•
non-residents of Australia who, together with their associates, beneficially hold or, at any time during the five years prior to the sale, held 10% or more of the issued capital of the company, or options or rights to acquire ADSs or ordinary shares; or

•	non-residents and are used in carrying on a trade or business through a permanent establishment in Australia.

Australian CGT is generally payable upon the profit arising from the sale of assets acquired after September 19, 1985. For assets that are sold prior to September 21, 1999 the profit is calculated as the disposal proceeds less the costs, indexed for inflation for assets held for at least twelve months. Capital losses are not subject to indexation and can only be offset against capital gains.

For assets that are sold after September 21, 1999 the taxation treatment depends on whether the assets were sold by an individual or a company. Special rules also apply to Australian complying superannuation funds.

For assets that were acquired prior to September 21, 1999 by an individual, and held for at least one year, the individual taxpayer now has a choice of including in assessable income either:

•	50% of the profit on sale; or
•	100% of the difference between the disposal price and the indexed cost base as at September 30, 1999.

For assets acquired on or after September 21, 1999 by an individual, and held for at least one year, the individual will only be taxed on 50% of the difference between the disposal price and the original cost.

For assets that are sold after September 21, 1999, the capital gain is calculated as the disposal proceeds less the costs, indexed for inflation to September 30, 1999 for assets held for at least one year. Companies are not eligible for the 50% discount treatment.

Where the asset is held for less than one year, 100% of the gain will be assessable for both individuals and companies.

Assets acquired before September 19, 1985 generally remain free from tax. Capital losses are not available in respect of assets acquired before this date.

Ordinary shares issued to a shareholder who is a resident for Australian tax purposes, through participation in the dividend reinvestment plan will be deemed to be acquired when issued and will be subject to Australian CGT upon disposal as discussed above, regardless of the date of acquisition of the relevant original shares participating in the plan.

Stamp Duty

No Australian stamp duty will be payable on the issue or stock market transfer of an ADS, provided the ADS is registered on a register kept by or on behalf of the person who issued the ADS in the United States, and the ADS is registered on the register:

•	for at least six months before the transfer, or on or before March 14, 1997; or
•	since they were issued; and
•	the transfer of the ADS must be made by an order lodged with a broker who is a member of the New York or NASDAQ stock exchanges; or
•	be solely for the purpose of facilitating settlement of a transfer described above.

From July 1, 2001, no Australian stamp duty is payable on the transfer of Orbital’s ordinary shares.

United States Federal Income Taxation

The following is a summary of the material United States Federal income tax consequences resulting from the ownership and disposition of ADSs or ordinary shares by U.S. Holders. This summary applies only to holders who hold ADSs or ordinary shares as capital assets and does not apply to holders of ADSs or ordinary shares that are subject to special rules, such as holders that:

•	are generally exempt from United States Federal income tax,
•	actually or constructively own ten percent or more of the voting shares of the Company,
•	are dealers in ADSs or ordinary shares,
•	are traders in securities that elect to mark to market,
•	are banks or life insurance companies,
•	acquired ADSs or ordinary shares under employee share plans or otherwise as compensation,
•	are liable for alternative minimum tax,
•	hold ADSs or ordinary shares as part of a straddle or a hedging or conversion transaction, or
•	have a functional currency that is not the US dollar.

This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs or ordinary shares are advised to consult their tax advisers as to the

Australian, United States and other tax consequences resulting from the ownership and disposition of ADSs and ordinary shares, including state and local tax consequences.

For United States Federal income tax purposes, holders of ADSs will generally be treated as owners of the ordinary shares underlying such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the US Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution to be included in income of a US Holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the double taxation treaty between Australia and the United States and paid over to Australia will be creditable against the US Holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or, depending on the holder’s particular circumstances, “financial services income”.

It is possible that we are or will be at least 50% owned by persons treated as United States persons under the US tax code. Under Section 904(g) of the US tax code, dividends paid by a non-US corporation that is at least 50% owned by US persons may be treated as US source income rather than non-US source income for foreign tax credit purposes to the extent the non-US corporation has more than an insignificant amount of US source income. The effect of this rule, if applicable in future years, may be to treat a portion of the dividends paid by us as United States source income for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

Distributions of additional ordinary shares to US Holders with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company will generally not be subject to United States federal income tax.

US Holders of ADSs or ordinary shares that elect, under either the bonus share election plan or the dividend reinvestment plan, to receive additional ordinary shares at a discount rather than cash dividends will be treated for United States Federal income tax purposes as having received a dividend equal to the fair market value of the additional ordinary shares received.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a US Holder will recognise gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Generally the gain or loss will be capital gain or loss, will be long term capital gain or loss if the US Holder’s holding period for these ordinary shares or ADSs exceeds one year, and will be income or loss from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of an individual US Holder is generally subject to a maximum tax rate of 20%.

Passive Foreign Investment Company Rules

Orbital believes that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based upon future developments or changes in Orbital’s gross income or the value of its assets. Orbital believes that it has never previously been a PFIC. If Orbital were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. The US Holder would be treated as if such holder had realised the gain and any “excess distributions” rateably over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Exposures

Orbital is exposed to fluctuations in exchange rates including its sale and purchase commitments denominated in foreign currencies (principally United States dollars), cash held in foreign currencies (principally United States dollars) and the translation of net investments in foreign subsidiaries into Australian dollars.

Orbital enters into forward exchange contracts to hedge firm sale and purchase commitments denominated in foreign currencies (principally United States dollars) to minimise this exposure where possible.

The terms of these derivatives and commitments are rarely more than one year.

Risk positions arising from Orbital’s trading activities are monitored against board approved policies and strict guidelines set for external fund managers.

Refer also to Item 5. – “Interest Rate Sensitivity” incorporated herein by reference.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.      CONTROLS AND PROCEDURES

Orbital management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated Orbital’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (“the Evaluation Date”) and concluded that those controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.      [RESERVED]

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not Applicable

ITEM 18.      FINANCIAL STATEMENTS

See pages F-1 through F-61 incorporated herein by reference.

ITEM 19.      EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(b)	Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)   The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

10.1.	Executive Service Agreement between Orbital Engine Corporation Limited and Peter Chapman Cook

10.2	Technical Transfer and License Agreement between Orbital Fluid Technologies Inc. and Delphi Automotive Systems LLC.*

* Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“CO”	Carbon monoxide.

“Contracted Research and Development Expenditure”	Expenditure incurred by Orbital on research and development activities that have been funded by the investors of the Research and Development Syndicates

“Dilute”	See “Lean burn”—A dilute engine has a lean air to fuel ratio.

“Direct injection” or “DI”
In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“FICHT”
A direct injection system initially developed by Ficht GmbH and initially industrialised by Outboard Marine Corporation and Ficht GmbH. This system is single fluid and relies upon the transfer of kinetic energy from a moving armature to meter the fuel quantity.

“Four-stroke”
A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”
The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“HC”	The collective term to describe various compounds in exhaust emissions which contain hydrogen and carbon.

“Horsepower” or “(hp)”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“Hybrid vehicle”
A term to describe a vehicle that uses both an internal combustion engine and an electric motor. Usually a gasoline engine powers a generator which is used to charge the batteries which drive the electric motor.

GLOSSARY OF TECHNICAL TERMS (Cont.)

“IFP”
Institut Francais Du Petreole have developed and marketed an air assisted direct injection system. Pressure for the air injection is sourced from the crankcase of the two-stroke engine (in effect an extra port passage), and the injection into the combustion chamber is via a belt driven valve assembly.

“Lean burn”
Most auto engines operate at an air to fuel mass ratio of 14.7:1, i.e. 14.7 parts of air to 1 part of fuel. If the ratio of air to fuel in an operating engine increases substantially from this ratio, it is said to be “lean”.

“Naturally aspirated”	An engine that does not use a turbocharger or supercharger to pressurise its inlet air.

“NOx”	Used to collectively describe the two nitrogen compounds that are measured as exhaust pollutants (i.e. Nitrous Oxide (NO2) and Nitric Oxide (NO)).

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”
A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Pumping work”	The work consumed in an engine in drawing in fresh air, compressing it prior to combustion and expelling the burnt gases out of the exhaust.

“Scavenge”	In two-stroke engines, scavenging is the process where incoming fresh combustion air is used to force out or scavenge the burned gases from the combustion chamber into the exhaust port.

“Tailpipe emission”	The exhaust emissions of a vehicle as measured at the tailpipe after catalytic treatment, if any.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL ENGINE CORPORATION LIMITED (Registrant)

/s/ Keith Halliwell

Date: January 14, 2003	KEITH HALLIWELL Company Secretary and Chief Financial Officer

CERTIFICATIONS

I, Peter Chapman Cook, certify that:

1.	I have reviewed this annual report on Form 20-F of Orbital Engine Corporation Limited.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: January 14, 2003

/S/ PETER COOK
Chief Executive Officer

I, Keith Anthony Halliwell, certify that:

1.	I have reviewed this annual report on Form 20-F of Orbital Engine Corporation Limited.

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: January 14, 2003

/S/ KEITH HALLIWELL
Chief Financial Officer

ORBITAL ENGINE CORPORATION LIMITED

30 JUNE 2002

20F VERSION

Independent Auditors’ Report

The Board of Directors and Stockholders

Orbital Engine CorporationLimited

We have audited the accompanying consolidated balance sheets of Orbital Engine CorporationLimited and its controlled entities (“Orbital”) as of June 30, 2002 and 2001, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity/(deficit) for each of the years in the three-year period ended June 30, 2002, all expressed in Australian dollars. These consolidated financial statements are the responsibility of Orbital’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbital Engine Corporation Limited and its controlled entities as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended June 30, 2002 and stockholders’ equity as of June 30, 2002 and 2001, to the extent summarized in Note 35 to the consolidated financial statements.

/s/    KPMG

KPMG
Perth, Australia
Dated August 30, 2002, except as to note 1.2 which
is as of 9 January 2003

ORBITAL ENGINE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002	2001	2000
		(in thousands of A$)
System sales		35,748	37,939	17,537
Engineering services income		8,765	14,736	16,097
Royalty income		2,693	3,537	1,541
Licence income		3,758	1,398	12,206
Other revenues from ordinary activities	2	996	4,041	3,966

Total Revenue		51,960	61,651	51,347
Cost of system sales		(33,227)	(35,352)	(17,342)
Licence Costs		(477)	—	—

Gross margin and other revenues		18,256	26,299	34,005

Employee expenses	3.1	(18,450)	(21,067)	(19,724)
Borrowing costs	3.2	(72)	(69)	(389)
Provision for writedown in the carrying value of investments	3.3	(6,446)	—	—
Other expenses from ordinary activities	3.4	(16,095)	(19,697)	(21,439)

Total overhead expenses from ordinary activities		(41,063)	(40,833)	(41,552)
Share of net loss in business undertaking		(3,068)	(12,834)	(5,335)

Loss from ordinary activities before related income tax		(25,875)	(27,368)	(12,882)
Income tax (expense) / benefit relating to ordinary activities	4.1	(901)	807	2,998

Net loss after related income tax		(26,776)	(26,561)	(9,884)
Net profits attributable to outside equity interests		—	(276)	(45)

Total changes in equity from non-owner related transactions attributable to members of the parent entity	23	(26,776)	(26,837)	(9,929)

Basic loss per share (in cents)	5	(7.5)	(7.6)	(3.1)
Diluted loss per share (in cents)	5	(7.5)	(7.6)	(3.1)

Basic loss per ADS (in cents)	5	(60.3)	(60.7)	(24.5)
Diluted loss per ADS (in cents)	5	(60.3)	(60.7)	(24.5)

The consolidated statements of income are to be read in conjunction with the notes to the consolidated financial statements set out on pages F6 to F40.

ORBITAL ENGINE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2002

	Note	2002	2001
		(in thousands of A$)
CURRENT ASSETS
Cash	8	13,764	32,735
Receivables	9.1	6,904	10,647
Inventories	10	555	801
Other	11.1	971	2,426

TOTAL CURRENT ASSETS		22,194	46,609

NON-CURRENT ASSETS
Receivables	9.2	10,222	3,508
Investments	12	—	6,446
Property, plant & equipment	13	12,626	15,534
Deferred tax assets		—	2,627
Research and development syndication assets	14.1	—	36,158
Other	11.2	—	907

TOTAL NON-CURRENT ASSETS		22,848	65,180

TOTAL ASSETS		45,042	111,789

CURRENT LIABILITIES
Accounts payable	15.1	5,652	8,505
Interest-bearing liabilities	16.1	236	384
Current tax liabilities	4.3	52	390
Provisions	19.1	5,060	2,254
Other	20.1	2,268	3,978

TOTAL CURRENT LIABILITIES		13,268	15,511

NON-CURRENT LIABILITIES
Interest-bearing liabilities	16.2	357	541
Non interest-bearing liabilities	17	19,000	19,000
Deferred tax liabilities		—	2,375
Provisions	19.2	3,527	3,445
Research and development syndication liabilities	14.2	—	36,158
Other	20.2	21,595	20,688

TOTAL NON-CURRENT LIABILITIES		44,479	82,207

TOTAL LIABILITIES		57,747	97,718

NET ASSETS / (LIABILITIES)		(12,705)	14,071

EQUITY
Contributed equity	22	210,840	210,840
Accumulated losses	23	(223,545)	(196,769)

TOTAL EQUITY / (DEFICIT)		(12,705)	14,071

The consolidated balance sheets are to be read in conjunction with the notes to the consolidated financial statements set out on pages F6 to F40.

ORBITAL ENGINE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEAR ENDED 30 JUNE 2002

	2002	2001	2000
	(in thousands of A$)
Share Capital
Opening balance
— Ordinary shares fully paid	210,840	205,679	409,588
Transfer of capital reduction reserve	—	—	(236,083)
Additional shares issued
— Ordinary shares fully paid	—	5,161	32,670
Shares bought back	—	—	(496)

Closing balance	210,840	210,840	205,679

Accumulated Losses
Accumulated losses at the beginning of the year	(196,769)	(169,932)	(160,003)
Operating loss after income tax	(26,776)	(26,837)	(9,929)

Accumulated losses at the end of the year	(223,545)	(196,769)	(169,932)

Capital Reduction Reserve
Opening balance	—	—	(236,083)
Section 313 relief granted	—	—	236,083

Closing balance	—	—	—

Shareholders' equity/(deficit) attributable to members of the Company	(12,705)	14,071	35,747
Outside equity interest in controlled entities	—	—	45

Total Shareholders' Equity/(Deficit)	(12,705)	14,071	35,792

The consolidated statements of changes in shareholders’ equity/(deficit) are to be read in conjunction with the notes to the consolidated financial statements set out on pages F6 to F40.

ORBITAL ENGINE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002	2001	2000
		(in thousands of A$)
CASH FLOWS USED IN OPERATING ACTIVITIES
Cash receipts in the course of operations		52,849	60,290	51,148
Cash payments in the course of operations		(65,661)	(72,028)	(63,367)
Borrowing costs paid		—	—	(309)
Income taxes paid		(794)	(603)	—

Net cash (used in) operating activities	32.2	(13,606)	(12,341)	(12,528)

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Interest received		752	2,338	1,193
Proceeds from sale of property, plant & equipment		138	939	640
Payments for property, plant & equipment		(503)	(573)	(1,545)
Payments for minority interests	24(a)	—	(700)	—
Payments/receipts from investments in controlled entities (net of cash acquired)	30	347	141	—
Payments for investment in business undertaking		—	(8,324)	—
Advances to/ from business undertaking		(4,645)	(8,171)	—

Net cash provided by / (used in) investing activities		(3,911)	(14,350)	288

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Proceeds from issue of shares		—	5,161	32,670
Share buy-back		—	—	(496)
Finance lease payments		(404)	(433)	(452)

Net cash provided by/(used in) financing activities		(404)	4,728	31,722

Net increase/(decrease) in cash held		(17,921)	(21,963)	19,482
Cash at the beginning of the financial year		32,735	52,855	32,186
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(1,050)	1,843	1,187

Cash at the end of the financial year	32.1	13,764	32,735	52,855

The consolidated statements of cash flows are to be read in conjunction with the notes to the consolidated financial statements set out on pages F6 to F40.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The Directors consider that the following accounting policies applied by Orbital Engine Corporation Limited (“the Company”) and its controlled entities (“Orbital” or “the consolidated entity”), having regard to their activities, correctly present the Consolidated Statement of Income and Balance Sheet and reflect a true and fair view of their accounts.

Orbital is an Australian technology company specializing in proprietary internal combustion engine technologies primarily related to two-stroke engines and four-stroke engines. Orbital derives its income from the provision of engineering services and the sale of rights to its patents and know-how through license agreements that grant the licensee certain rights to manufacture, use and sell products utilizing Orbital’s technologies. The principal markets for the use of Orbital’s technologies are in automotive two-stroke, automotive four-stroke, motorcycles and scooters and marine and recreation.

1.1	Basis of Preparation and Differences between 20F Annual Report and Australian Generally Accepted Accounting Principles

For the purposes of filing in the United States of America the accompanying financial report is prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP).

To assist in comparison with United States Generally Accepted Accounting disclosures, the “Statements of Financial Performance” have been termed “Statements of Income”, the “Statements of Financial Position” have been termed “Balance Sheets” and additional “Statements of Changes in Shareholders Equity” have been included. Additional consolidated statements of income, changes in shareholders equity and cash flows for the year ended 30 June 2000 have been included.

A description of the nature of significant differences between AUS GAAP and United States Generally Accepted Accounting Principles (US GAAP) affecting Orbital is included in Note 34.

A reconciliation of the major differences between the AUS GAAP accounts and US GAAP accounts is included in Note 35.

Statements of Income adjusted for US GAAP reconciling items are included at Note 36.

1.2	Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realization of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $26.776 million during the year ended 30 June 2002 and as at 30 June 2002 the carrying amount of the consolidated entity’s liabilities exceeded the carrying amount of assets by $12.705 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i)	At 30 June 2002 the consolidated entity had cash of $13.764 million.

(ii)
Significant reorganization of the business structure has taken place during the year ended 30 June 2002. Staff numbers have been reduced by approximately 60 people during this period. This has resulted in a cash cost of $1.925 million during the financial year and will result in significant savings in future years. The Directors believe that there is sufficient cash to meet all anticipated company requirements for the forthcoming financial year ending 30 June 2003.

(iii)
The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.2	Basis of Going Concern (Continued)

(iv)
Included in non-current liabilities at 30 June 2002 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual installments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. No interest accrues on this facility until such time as the loan becomes repayable.

(v)
Orbital has a 50% interest in Synerject LLC. Synerject LLC has borrowings from Siemens Capital Corporation of which 50% has been guaranteed by Orbital. The loan, which was due for repayment at 30 September 2002, has been renegotiated (see below).

1.2.1	Basis of Going Concern updated from 29 August 2002 to the date of this report

Since the date of signing of the AUS GAAP financial statements (August 29, 2002) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a)	Points (ii) to (iv) above have not changed.

(b)	At 30 November 2002 the consolidated entity had cash of $7.816 million.

(c)
The loan referred to in point (v) above, of which 50% has been guaranteed by Orbital, has been renegotiated. The new facility expires on September 30, 2006 and decreases to a maximum of US$20 million on June 30, 2003 and to US$17 million on June 30, 2004. A further repayment schedule is to be negotiated in April 2004.

1.3	Changes in Accounting Policy and Restatement of Comparative Information

(a) Earnings per share

The consolidated entity has applied AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001.

This statement requires that basic and diluted earnings per share (“EPS”) for the comparative periods ended 30 June 2001 and 30 June 2000 be recalculated so that the basis of calculation used is consistent with that of the current period, and reported earnings per share be amended (where necessary). However, the adoption of this statement had no effect on the consolidated entity’s calculation of EPS for the prior periods ended 30 June 2001 and 2000.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.3	Changes in Accounting Policy and Restatement of Comparative Information(Continued)

(b) Segment reporting

The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: marine and recreation, motorcycles, automotive and engineering.

1.4	Principles of Consolidation

(a)	Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

1.5	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(a)	Revenue from Sale of Goods and Rendering of Services

Revenue from sale of goods (system sales) is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

Revenue from rendering services is recognised in the period in which the service is provided having regard to the stage of completion of the contract. Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications and/or other obligations.

(b)	Interest Income

Interest income is recognised as it accrues.

(c)	Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.14.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.6	Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

1.7	Recoverable Amount of Non-Current Assets valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

1.8	Investments

(a)	Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company’s financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b)	Business Undertakings

The consolidated entity’s interest in business undertakings is carried at cost, adjusted for the consolidated entity’s share of losses of the business undertaking.

(c)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 12).

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.     STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.9   Property, Plant and Equipment

(a)	Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of assets constructed by controlled entities includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads. Expenditure, including that on internally generated assets, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably.

(b)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.22% to 2.5%; Leasehold Improvements 6.67% to 50%; Plant and Equipment 6.67% to 50%. Leased assets 10% to 33.3%.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

(c)	Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits, in excess of the originally assessed performance of the asset, will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(d)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Leased Assets

Leases under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

(i)	Finance Leases
Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed.

(ii)	Operating Leases
Payments made under operating leases are expensed on a straight line basis over the term of the lease.

1.10  Research and Development Expenditure

Research and development costs are expensed as incurred.

1.11  Patents, Licences and Technologies

 Patents, licences and technology costs are expensed as incurred.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.12	Pre-production Expenditure

Pre-production costs represent costs incurred in enhancing the OCP technology to enable commercial production. Pre-production costs are expensed as incurred.

1.13   Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.14   Foreign Currency

(a)	Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

1.15   Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.16   Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.17   Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

1.       STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.18   Employee Entitlements

(a)	Wages, Salaries and Annual Leave

The provisions for employee entitlements to wages, salaries and annual leave represent present obligations resulting from employees’ services provided up to the balance date, calculated at discounted amounts based on current wage and salary rates including related on-costs.

(b)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(c)	Superannuation Plan

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 26.

1.19   Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.20   Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

1.21	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.22    Provision for Surplus Leased Space

Provision is made for rental payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001	2000
		(in thousands of A$)
2.	OTHER REVENUE FROM ORDINARY ACTIVITIES

	Marketing & engineering development fees	—	—	1,840
	Interest income from non-related parties	752	2,338	1,293
	Proceeds on sale of property, plant and equipment	138	939	626
	Other income	106	764	207

		996	4,041	3,966

	Profit/(loss) on sale of property, plant and equipment	(31)	46	(97)

3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1	Employee expenses

	Salaries, wages, superannuation and other employee payments	15,551	19,613	19,457
	Redundancy	3,778	1,872	—
	Net expense from movements in employee provisions	(879)	(418)	267

		18,450	21,067	19,724

3.2	Borrowing costs
	Finance charges on capitalised leases	72	69	80
	Interest paid to related business undertaking	—	—	269
	Convertible debenture	—	—	40

		72	69	389

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001	2000
		(in thousands of A$)
3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (CONTINUED)

3.3	Provision for diminution in the carrying value of non current assets
	Investment in PT Texmaco Perkasa Engineering TbK	6,446	—	—

3.4	Other expenses from ordinary activities	16,095	19,697	21,439

	Other expenses include the following individually significant and disclosable expenses:
	Depreciation and amortisation
	— Buildings	81	81	82
	— Leasehold improvements	218	264	262
	— Plant and equipment	2,220	2,422	2,274
	— Finance leased assets	233	271	404

		2,752	3,038	3,022

	Leasehold improvements written off	490	—	—
	Amounts set aside to provisions for write-down in carrying value of plant and equipment	—	700	—
	Amounts set aside to provisions for bad and doubtful debt	303	(11)	480
	Goodwill written off	—	379	—
	Net expense from movements in warranty provisions	296	646	70
	Net expense from movements in surplus lease space provision	1,150	—	—
	Net expense from movements in other provisions	—	—	(276)
	Net foreign exchange losses	(1,393)	1,903	746
	Operating lease payments—premises	408	419	913
	Operating lease payments—plant and equipment	550	801	379
	Prepaid marketing expenses—amortised	2,319	2,319	1,836
	Patent application, renewal and enforcement costs	1,221	1,635	1,150

3.5	Supplementary information on total overhead expenses from ordinary activities by function:
	Research and development expenditure (expensed as incurred)	5,392	11,318	13,630

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001	2000
		(in thousands of A$)
4.	TAXATION

4.1	Prima facie income tax credit / (expense)

	Calculated at 30% on the operating loss (2001: 34%, 2000: 36%)	7,763	9,305	4,638
	Increase / (decrease) in income tax credit due to non tax deductible items
	— Withholding tax	(656)	(173)	(415)
	— Depreciation and amortisation	(5)	(11)	(10)
	— Capital gain on sale of land	—	(58)	—
	— Purchased goodwill written off	—	(129)	—
	— Other (non-deductible)/non-assessable amounts	12	(27)	(84)
	— Research and development allowance	304	449	565
	— Non-assessable income	—	532	—
	— Recoupment of foreign tax credits	—	—	144

	Income tax credit on operating loss before individually significant income tax items	7,418	9,888	4,838

	Individually significant income tax items:
	— Non-resident controlled entities results not tax effected	(257)	(3,604)	(2,449)
	— Technology Investment Transactions
	— interest on restricted security deposit	—	—	(246)
	— royalty payment	—	—	501
	— Australian tax losses not brought to account	(5,125)	(5,731)	—
	— Provision against carrying value of investments	(1,934)	—	—
	— Other Australian timing differences not brought to account	(1,090)	—	—
	— Restatement of deferred tax balances due to change in company tax rate	—	(115)	123

		(8,406)	(9,450)	(2,071)

	Income tax (expense)/credit for current year	(988)	438	2,767
	Income tax over/(under) provided in prior year	87	369	231

	Income tax credit/(expense) on operating loss	(901)	807	2,998

(i)
Expenditure which qualifies as research and development under Australian legislation is entitled to a 125% tax deduction (150% prior to 20 August 1996), thereby creating a permanent difference being 25% (50% prior to 20 August 1996) of eligible expenditure incurred. Research and development expenditure in excess of the Company’s three year rolling average of eligible research and development expenditure may be entitled to a premium concessional tax deduction of 175%

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		Note	2002	2001	2000
			(in thousands of A$)
4.	TAXATION (CONTINUED)

4.2	Total income tax credit / (expense) is made up of:
	Current income tax provision		(80)	(693)	(759)
	Over/(under) provision in prior year		87	369	231
	Withholding tax paid		(116)	(173)	(415)
	Withholding tax payable		(540)	—	—
	Deferred income tax provision		2,375	1,044	3,535
	Future income tax benefit		(2,627)	260	406

			(901)	807	2,998

4.3	Current tax liabilities
	Provision for current income tax

	Movements during the year:
	Balance at beginning of year		390	528	—
	Addition through acquisition of controlled entities	30	347	141	—
	Income tax paid		(678)	(603)	—
	(Over)/under provision in prior year		(87)	(369)	(231)
	Current year's income tax expense on operating profit/(loss)		80	693	759

			52	390	528

4.4	Future income tax benefit not taken to account
	Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing difference is not assured beyond any reasonable doubt:

	Tax losses carried forward (30%)		10,145	5,057	—
	Net Timing differences (30%)		1,090	—	—

			11,235	5,057	—

	Unrealised losses on equity securities		1,934	—	—

The potential future income tax benefit will only be obtained if:
i.
the relevant company derives future assessable income of a nature and an amount sufficient to enable to the benefit to be realized, or the benefit can be utilized by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii.	the relevant company and/or the consolidated entity continues to comply with the conditions for deductability imposed by the law; and
iii.	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realizing the benefit.

USA
Tax carry forward losses of approximately $111.45 million (US$58.381 million) (2001: $108.588 million (US$55.380 million)) are available to certain controlled entities in the United States and have not been recognized as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2002, the $111.45 million of tax carry forward losses available expire between the years 2008 and 2022.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001	2000
		(in thousands of A$)
4.	TAXATION (CONTINUED)

4.6	Dividend Franking Account

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements and after deducting franking credits to be used in payment of the above dividends and those dividends required to be treated as interest expense:

	Class C—30% (2001: 30%, 2000: 34%)—franking credits	5,985	4,417	3,753

	The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

		2002	2001	2000
5.	EARNINGS / (LOSS) PER SHARE

	Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	355,077,797	353,720,361	324,685,590

	Weighted average number of ordinary and potential ordinary shares	363,738,011	363,161,706	331,265,860

Options to purchase ordinary shares held under the Employee Share Plan are included in calculating the weighted average number of potential ordinary shares. Refer to Note 22.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence the weighted average number of potential ordinary shares is not used in calculating the diluted earnings/(loss) per share.

One American Depository Share (ADS) is equivalent to eight (8) ordinary shares.

		2002	2001	2000
		(in thousands of A$)
6.	REMUNERATION OF AUDITORS

	Amounts received or due and receivable for audit services by:
	— Auditors of the Company—KPMG	135,000	150,000	135,000
	— Other KPMG member firms	—	—	17,234

		135,000	150,000	152,234

	Amounts received or due and receivable for other services by:
	— Auditors of the Company—KPMG	54,300	82,435	200,726
	— Other KPMG member firms	5,973	57,288	43,263

		60,273	139,723	243,989

	Total auditors' remuneration	195,273	289,723	396,223

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

7. SEGMENT REPORTING

7.1    Business Segments
	Marine & Recreation		Motorcycles		Automotive		Engineering		Eliminations		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
External segment revenue	40,769	43,043	4,741	7,616	4,732	5,538	867	2,165	—	—	51,109	58,362
Inter-segment revenue	—	—	—	—	—	—	8,532	14,722	(8,532)	(14,722)	—	—

Segment Revenue	40,769	43,043	4,741	7,616	4,732	5,538	9,399	16,887	(8,532)	(14,722)	51,109	58,362

Unallocated corporate revenues											851	3,289

Total Revenue											51,960	61,651

Segment Result	2,924	3,708	(1,551)	(1,811)	(3,475)	(4,983)	(5,693)	(5,185)	—	—	(7,795)	(8,271)

Unallocated corporate loss											3,148	3,691
Provision for diminution in carrying value of investment											6,446	—
Restructuring costs											5,418	2,572
Share of losses in related business undertaking											3,068	12,834

Net loss before related income tax											(25,875)	(27,368)
Income tax expense / (benefit)											901	(807)
Net loss attributable to outside equity interests											—	276

Net loss after tax attributable to members											(26,776)	(26,837)

Depreciation and amortisation	485	180	—	—	12	11	2,255	2,847	—	—	2,752	3,038
Prepaid marketing expenses—amortised	—	—	2,319	2,319	—	—	—	—	—	—	2,319	2,319
Other non-cash expenses	296	646	267	—	8	—	28	(11)	—	379	599	1,014

Specific segment non-cash expenses	781	826	2,586	2,319	20	11	2,283	2,836	—	379	5,670	6,371

Provision for diminution in carrying value of investments											6,446	—
Restructuring costs											1,640	700
Foreign exchange translation loss / (gain)											(1,393)	334

Non-cash expenses											12,363	7,405

In accordance with the provisions of AASB 1005 Segment Reporting (issued in August 2000), refer also note 1.3(b), comparative information for Business segments for the year ended 30 June 2000 is not reported as it is impractical to do so. For the year ended 30 June 2000 comparative purposes, additional disclosure than that required by AASB 1005 is included by Geographical segment at note 7.2 .

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

7.1    Business Segments (continued)

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Segment Assets	5,502	3,437	985	4,779	885	2,413	13,001	17,450	683	167	21,056	28,246

Unallocated assets
Cash											13,764	32,735
Receivables from / loans to related business											10,222	5,577
Investment in Texmaco											—	6,446
Security deposits											—	36,158
Future income tax benefit											—	2,627

Consolidated Total Assets											45,042	111,789

Segment Liabilities	2,956	4,679	450	412	242	239	4,821	6,359	1,499	1,715	9,968	13,404

Unallocated liabilities
Income tax liabilities											52	2,765
Borrowings											19,593	19,925
Unearned income and other provisions											6,539	5,073
Future put obligations											—	36,158
Liability for share of net asset deficiency in related business undertaking											21,595	20,393

Consolidated Total Liabilities											57,747	97,718

Consolidated Net Assets / (Liabilities)											(12,705)	14,071

Segment Acquisitions of Non current assets	9	60	—	—	—	39	494	1,031	—	3	503	1,133

Unallocated acquisitions
Investments in related business undertaking											—	8,324
Loan to related business undertaking											4,645	3,508

Consolidated Acquisitions of Non current assets											5,148	12,965

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

7.2    Geographic Segments

	North America		Europe		Asia		Australia		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
External segment revenue by location of customers	41,675	44,977	5,345	7,883	2,858	3,206	1,231	2,296	51,109	58,362

Segment Assets by location of assets	5,287	4,813	386	1,985	1,271	3,479	14,112	17,969	21,056	28,246

Acquisitions of Non current assets	9	60	—	39	—	—	494	1,034	503	1,133

	2002	2001	2000
	(in thousands of A$)
Revenue by geographical location of customers
United States of America	27,417	28,575	22,007
Canada	14,258	16,402	4,161
Europe	5,345	7,883	16,654
Asia	2,858	3,206	4,150
Australia	1,231	2,296	2,249
Unallocated to business segments—Australia	851	3,289	2,126

Total Revenue	51,960	61,651	51,347

Revenue by major customer ( > 10% total revenues)
United States of America	24,247	25,569	16,344
Canada	14,258	16,402	4,161

	38,505	41,971	20,505

Total long lived assets by location of assets
United States of America	275	762	1,285
Europe	4	29	13
Asia	—	—	—
Australia	12,347	14,743	17,734

	12,626	15,534	19,032
Indonesia—Investment in PT Texmaco.	—	6,446	6,446

	12,626	21,980	25,478

The principal countries included within the North America segment include the United States of America and Canada.
The principal countries included within the Europe segment include Germany, France, Italy, Sweden and Great Britain.
The principal countries included within the Asia segment include Japan, Taiwan, China and India.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001
		(in thousands of A$)
8.	CASH
	Cash at bank	58	793
	Cash at bank—US Dollars	2,043	11,187
	Cash at bank—Other foreign currencies	197	90
	At call deposits with financial institutions	5,195	1,517
	Bank bills	6,271	19,148

		13,764	32,735

9.	RECEIVABLES

9.1	Current
	Trade debtors	6,489	7,031
	Trade debtors—related business undertaking	—	2,069
	Less: Provision for doubtful trade debtors	(303)	—

		6,186	9,100
	Other debtors	718	1,547

		6,904	10,647

9.2	Non-Current
	Loans to related business undertaking	10,222	3,508

		10,222	3,508

10.	INVENTORIES
	Raw materials and stores—at cost	800	1,063
	Provision for obsolescence	(245)	(262)

		555	801

11.	OTHER ASSETS

11.1	Current
	Prepayments	971	2,426

11.2	Non-current
	Prepayments	—	483
	Other	—	424

		—	907

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		Note	2002	2001
			(in thousands of A$)
12.	INVESTMENTS

	Investment in PT Texmaco Perkasa Engineering Tbk—at cost		6,446	6,446
	Provision for diminution in the carrying value of investment		(6,446)	—

			—	6,446

The consolidated entity holds a 0.51% interest in PT Texmaco Perkasa Engineering Tbk, a company incorporated in Indonesia and listed on the Indonesian Stock Exchange. The principal activities of PT Texmaco Perkasa Engineering Tbk are the manufacture of industrial equipment and machinery including the development and manufacture of automotive and heavy vehicle engines.

The investment is carried at $Nil being the original cost of $6,446,467 less a provision for diminution in value of $6,446,467.

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to re-purchase Orbital’s shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debt / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		Note	2002	2001
			(in thousands of A$)
13.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At Directors' valuation 1996	13.1	1,091	1,091

	Buildings
	At Directors' valuation 1996		3,057	3,057
	Less: accumulated depreciation		(488)	(407)

		13.1	2,569	2,650

	Leasehold improvements
	At cost		3,895	4,005
	Less: accumulated depreciation		(3,895)	(2,825)

			—	1,180

	Plant and equipment
	At cost		23,348	31,491
	Less: accumulated depreciation		(15,004)	(21,928)

			8,344	9,563

	Leased assets
	At cost		853	1,387
	Less: accumulated amortisation		(300)	(455)

			553	932

	Capital works in progress
	At cost		69	118

	Total property, plant and equipment—net book value		12,626	15,534

	Reconciliations
	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land
	Carrying amount at beginning of year		1,091	1,733
	Additions		—	18
	Disposals		—	(660)

	Carrying amount at end of year		1,091	1,091

	Buildings
	Carrying amount at beginning of year		2,650	2,731
	Depreciation		(81)	(81)

	Carrying amount at end of year		2,569	2,650

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001
		In Thousands of A$
13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Reconciliations (continued)

	Leasehold improvements
	Carrying amount at beginning of year	1,180	1,434
	Additions	—	10
	Transfers to plant and equipment	(472)	—
	Disposals and write-offs	(490)	—
	Amortisation	(218)	(264)

	Carrying amount at end of year	—	1,180

	Plant and equipment
	Carrying amount at beginning of year	9,563	12,334
	Additions and work in progress transfers	552	581
	Transfer from leasehold improvements	472	—
	Disposals and provisions	(23)	(930)
	Depreciation	(2,220)	(2,422)

	Carrying amount at end of year	8,344	9,563

	Leased assets
	Carrying amount at beginning of year	932	631
	Additions	—	575
	Disposals	(146)	(3)
	Amortisation	(233)	(271)

	Carrying amount at end of year	553	932

	Capital works in progress
	Carrying amount at beginning of year	118	169
	Net transfers to property, plant and equipment	(49)	(51)

	Carrying amount at end of year	69	118

13.1	Interests in Land and Buildings—Australia

Directors’ Valuation

The value at 14 November 2001 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,660,441 (2001: $3,740,747). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

14.        RESEARCH AND DEVELOPMENT SYNDICATION ASSETS AND LIABILITIES

			2002	2001
			(in thousands of A$)
14.1	Non-Current Assets
	Research and development restricted security deposits		—	36,158

14.2	Non-Current Liabilities
	Future put obligations—research and development syndication		—	36,158

	Net research and development syndication assets		—	—

15.	ACCOUNTS PAYABLE

15.1	Current
	Trade creditors and accruals		4,868	5,839
	Trade creditors—related business undertaking		784	2,666

			5,652	8,505

16.	INTEREST BEARING LIABILITIES

16.1	Current
	Lease liabilities	25.3	236	384

16.2	Non-Current
	Lease liabilities	25.3	357	541

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

16.        INTEREST BEARING LIABILITIES (CONTINUED)

		2002	2001
		(in thousands of A$)
16.3	Financing Arrangements
	The consolidated entity has standby arrangements with banks to provide support

	Total facilities available
	Performance guarantee facility	69	69
	Corporate credit card facility	1,133	1,119
	Multi-option credit facility	850	850
	Letter of credit	444	490

		2,496	2,528

	Facilities utilised at balance date
	Performance guarantee facility	69	69
	Corporate credit card facility	154	129
	Multi-option credit facility	—	—
	Letter of credit	444	490

		667	688

	Facilities not utilised at balance date
	Performance guarantee facility	—	—
	Corporate credit card facility	979	990
	Multi-option credit facility	850	850
	Letter of credit	—	—

		1,829	1,840

These facilities have been arranged with the consolidated entity’s bankers with the general terms and conditions being set and agreed to from time to time. The standby letter of credit is a committed non-interest bearing facility, available to be drawn down until final expiration on 7 April 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents, licences and technologies and research and development deposits) has been granted to the Company’s banker for the establishment of credit facilities totalling $2,169,208 (2001: $2,215,196).

17.	NON INTEREST BEARING LIABILITIES

	Loans and advances—secured	19,000	19,000

The Government of Western Australia has provided the Company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

18.        AMOUNTS RECEIVABLE/PAYABLE IN FOREIGN CURRENCIES

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies at the year end exchange rate are as follows:

		WEIGHTED AVERAGE RATE		2002	2001
		2002	2001
				(in thousands of A$)
18.1	United States Dollars
	Amounts Receivable
	Current	0.5593	0.5105	6,397	6,391
	Non current	0.5628	—	2,665	—

	Amounts Payable
	Current	0.5628	0.5100	2,678	3,611

18.2	United Kingdom Pounds Sterling
	Amounts Receivable
	Current	0.3692	0.3623	8	14

	Amounts Payable
	Current	0.3632	0.3623	32	29

18.3	Euro Dollars
	Amounts Receivable
	Current	0.5832	0.6018	450	568

	Amounts Payable
	Current	0.5710	—	141	—

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

			2002	2001
			(in thousands of A$)
19.	PROVISIONS

19.1	Current
	Employee entitlements—including on-costs		1,544	2,209
	Redundancy		2,340	—
	Surplus lease space		1,150	—
	Other		26	45

			5,060	2,254

19.2	Non-Current
	Provision for product warranty		1,115	819
	Employee entitlements—including on-costs		1,657	1,871
	Other		755	755

			3,527	3,445

19.3	Aggregate Liability for employee entitlements		5,541	4,081

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Assumed rate of increase in wage and salary rates		4.00%	4.00%
	Discount rate		6.00%	6.00%
	Settlement term (years)		10	10

	Number of employees		No.	No.
	Number of employees at year end		163	214

20.	OTHER LIABILITIES

20.1	Current
	Unearned income		2,268	3,978

20.2	Non-Current
	Unearned income		—	295
	Liability for share of net asset deficiency in related business undertaking	21,27	21,595	20,393

			21,595	20,688

21.	INTERESTS IN RELATED BUSINESS UNDERTAKINGS

As at 30 June 2002, the consolidated entity holds a 50% interest in Synerject LLC.

The principal activity of Synerject LLC (a joint undertaking with Siemens Automotive Corporation) is to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating Orbital technology. In November 1998, the operations of Synerject LLC were expanded to enable Synerject to service motorcycle and scooter customers with air assisted direct injected systems. This includes engine management systems and all peripheral components and system integration services in addition to supply of the fuel rail assembly.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001
		(in thousands of A$)
22.	CONTRIBUTED EQUITY
	Issued and paid-up capital
	355,387,361 (2001: 354,698,274) ordinary shares, fully paid	210,840	210,840

	Ordinary Shares
	Balance at the beginning of year	210,840	205,679
	Shares issued:
	— Nil (2001: 4,521,699) shares issued pursuant to the exercise of employee options	—	5,087
	— 689,087 (2001: Nil) shares issued pursuant to employee share plans	—
	— 48,602 (2000: 56,227) shares issued pursuant to shareholders share purchase plan	—	74

		210,840	210,840

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

22.  CONTRIBUTED EQUITY (CONTINUED)

22.1    Employee Share Plan

The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under this plan.

	SERIES A			SERIES B
Year	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date	Total Outstanding
1997	492,000	0.74	19 Sep 2002	1,270,300	0.82	19 Sep 2002	1,762,300
1998	512,500	0.59	25 Sep 2003	533,600	0.66	25 Sep 2003	1,046,100
1999	415,500	0.53	23 Sep 2004	251,050	0.59	23 Sep 2004	666,550
2000	908,000	1.61	28 Sep 2005	967,700	1.79	28 Sep 2005	1,875,700

	2,328,000			3,022,650			5,350,650

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2002 was $0.30 (30 June 2001: $0.73). No options were issued during the year.

During the year the Company adopted new employee share plans. Under the No. 1 Plan each eligible employee was offered fully paid ordinary shares to the value of $1,000, while under the No. 2 Plan differing numbers of shares, based on seniority and length of service, were offered to eligible employees.

During the year there were 350,041 shares issued under the No. 1 Plan and 187,566 shares issued under the No. 2 Plan to non executive employees at a market value of $0.57. During the year, executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 151,480 shares issued under the No. 2 Plan at prevailing market rates. The Company also adopted an Executive Long Term Share Plan during the year. Under the Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 560,000 shares were offered to 12 executives. No shares were issued under the Executive Long Term Plan during the year.

22.2    Warrants

During the year ended 30 June 2000 the Company issued 375,000 warrants for Orbital’s American Depositary Receipts (one American Depositary Receipt represents eight fully paid ordinary shares) as part of the redemption of the convertible debenture issued in August 1998. These warrants may be exercised at any time before 15 January 2003 when they will expire. Of the total 375,000 warrants, one third are exerciseable at US$3.00, one third at US$3.50 and the remainder at US$4.00.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

		2002	2001	2000
		(in thousands of A$)
23.	ACCUMULATED LOSSES

	Accumulated losses at beginning of the year	196,769	169,930	160,001
	Net loss attributable to members of the parent entity	26,776	26,839	9,929

	Accumulated losses at end of the year	223,545	196,769	169,930

24.	OUTSIDE EQUITY INTERESTS

	Outside equity interest in controlled entities comprise:
	Interest in retained profits at the beginning of the financial year	—	45	—
	Interest in operating profit after tax	—	276	45
	Purchase during the year	—	(321)	—

	Total outside equity interests	—	—	45

(a)
On 29 June 2001 the consolidated entity purchased the minority interest in OEC Pty Ltd for $700,000 such that OEC Pty Ltd became a wholly owned controlled entity. The financial effect of this transaction is detailed below.

Cash consideration	—	700

Less: Fair value of net assets purchased
— Minority interest in controlled entity	—	321

Goodwill	—	379

Goodwill expensed in the statement of financial performance	—	(379)

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

			2002	2001
			(in thousands of A$)
25.	COMMITMENTS

25.1	Capital Expenditure Commitments

	Contracted for but not provided for		—	47

25.2	Operating Lease Commitments
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	— Not later than one year		548	1,115
	— Later than one year but not later than five years		447	2,293
	— Later than five years		—	250

			995	3,658

25.3	Finance Lease Commitments
	Finance lease rentals are payable as follows:
	— Not later than one year		252	434
	— Later than one year but not later than five years		397	594

			649	1,028
	— Less: Future lease finance charges		(56)	(103)

			593	925

	Lease liabilities provided for in the financial statements
	— Current	16.1	236	384
	— Non-current	16.2	357	541

	Total lease liabilities		593	925

The consolidated entity leases motor vehicles and equipment under finance leases expiring in 1 to 4 years. At the end of the lease term the consolidated entity has the option to replace the asset financed with a new asset or pay out the residual balance. The consolidated entity leases property under operating leases that expire in 1 to 7 years. Leases generally provide the consolidated entity with a right of renewal and allow for adjustment to the lease payments for movements in the Consumer Price Index.

26.      SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under the Superannuation Guarantee Levy from 1 July 1992, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

Orbital Holdings (USA) Inc. (a wholly controlled entity) has adopted a defined contribution plan that covers substantially all full time United States employees. The benefits provided under the plan are based on contributions made for and by each employee. Employees and the employer contribute various percentages of gross salary and wages.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

27.      CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallize.

27.1
Siemens Capital Corporation and Synerject LLC. entered into an agreement in June 1997 to provide loan funds for use as working capital for Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC.) entered into an agreement with Siemens Capital Corporation whereby Orbital has guaranteed 50% of the obligations of Synerject LLC arising under the loan agreement. The directors believe at 30 June 2002, this obligation amounted to $20.361 million (US$11.459 million) [2001: $23.801 million (US$12.138 million)].

27.2
The Company has provided A$21.595 million (30 June 2001: A$20.393 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens Capital Corporation, above.

27.3	There are no contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

28.      DIRECTORS AND EXECUTIVES REMUNERATION

28.1	Directors Remuneration
	2002	2001	2000
	A$	A$	A$
Total income received, or due and receivable, by all Directors of each entity in the consolidated entity from the Company, related bodies corporate or controlled entities (includes Directors' fees of $229,367 (2001: $232,000))	3,169,187	2,575,163	2,426,448

	No.	No.	No.
The number of Directors of each entity in the consolidated entity whose income from the Company, related bodies corporate or controlled entities is included in the above disclosure	16	14	14

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

28.	DIRECTORS AND EXECUTIVES REMUNERATION (CONTINUED)

28.2        Executives’ Remuneration

	2002	2001	2000
	A$	A$	A$
The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers involved in the management of the Company or consolidated entity.

Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income exceeds $100,000.	2,131,071	1,498,882	1,924,069

	No.	No.	No.
The number of executive officers whose income from the Company or related bodies corporate falls within the following bands:
$110,000 - $119,999	1	—	—
$140,000 - $149,999	2	—	1
$150,000 - $159,999	—	2	2
$160,000 - $169,999	—	—	1
$170,000 - $179,999	1	1	—
$180,000 - $189,999	—	1	—
$190,000 - $199,999	2	—	1
$210,000 - $219,999	—	—	1
$220,000 - $229,999	2	—	—
$230,000 - $239,999	—	1	1
$250,000 - $259,999	—	1	—
$340,000 - $349,999	—	1	—
$430,000 - $439,999	—	—	1
$700,000 - $710,999	1	—	1

	9	7	9

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

29.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Class of Shares	Consolidated Entity Interest
Orbital Engine Corporation Limited		2002%	2001%
Controlled Entities, incorporated and carrying on business in:
Australia
— Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
— S T Management Limited	Ord	100	100
— OFT Australia Pty Ltd	Ord	100	100
— Orbital Australia Manufacturing Pty Ltd	Ord	100	100
— Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
— OEC Pty Ltd	Ord	100	100
— Investment Development Funding Pty Ltd	Ord	100	100
— Power Investment Funding Pty Ltd	Ord	100	—
— Orbital Environmental Pty Ltd	Ord	100	100
— Orbital Employees Superannuation Fund Pty Ltd (b)	Ord	100	100
United States of America
— Orbital Holdings (USA) Inc.	Ord	100	100
— Orbital Engine Company (USA) Inc.	Ord	100	100
— Orbital Fluid Technologies Inc.	Ord	100	100
— Orbital SEFIS Company LLC	Ord	100	100
— Meteor I	Ord	100	100
United Kingdom
— Orbital Engine Company (UK) Ltd	Ord	100	100

(a)
Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialization arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.

(b)
Orbital Engine Corporation Limited owns 100% of the issued capital of Orbital Employees Superannuation Fund Pty Ltd (OESF) and must act in the best interest of members of the fund at all times. Accordingly, control does not exist and OESF is not consolidated.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

30.	ACQUISITION OF CONTROLLED ENTITIES

(a)
On 29 August 2001 the consolidated entity purchased 100% of the issued shares in Power investment Funding Pty Ltd, the special purpose company set up in relation to the OCP four-stroke (OCP-4S) research and development syndicate (refer Note 14). The operating results of this controlled entity have been included in consolidated results from this date.

(b)
On 30 May 2001 the consolidated entity purchased 100% of the issued shares in Investment Development Funding Pty Ltd, the special purpose company set up in relation to the Genesis research and development syndicate. The operating results of this controlled entity have been included in the consolidated results from this date.

	2002	2001
	$000's	$000's
Consideration:
Security Deposit	36,158	60,349
Less: Put obligation liability extinguished	(36,158)	(60,349)

	—	—

Fair value of net assets acquired:
Cash	347	141
Current income tax liability	(347)	(141)

	—	—

Inflow of cash	347	141

Goodwill on acquisition	—	—

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

31.  RELATED PARTIES

31.1    Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the financial year are Messrs R W Kelly, P C Cook, K C Schlunke, J W Beech, A J Castleman, R S Forbes, K N Johnsen, J R Marshall, A S Peacock and J G Young. Messrs Beech, Johnsen, Schlunke, Castleman and Forbes resigned as directors during the year.

Details of directors’ remuneration and retirement benefits are set out in Note 28.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interests subsisting at year end.

31.2    Controlled Entities

Details of interests in controlled entities are set out in Note 29. Details of dealings with controlled entities are set below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	2002	2001
	(in thousands of A$)
Receivables
Non-current	9,925	22,832

Borrowings
Non-current	15,619	16,623

During the year an interest expense amounting to $0.631 million (2001: $0.931 million) was recognised by the Company in relation to these loans. The interest rate charged during the year was between 3.93% and 4.96% (2001: 5.8% and 6.5%).

(b)	Transactions

(i)
During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

(ii)
Orbital Engine company (Australia) Pty Ltd charged a facility fee to Orbital Engine corporation Limited for the provision of office premises, computer and administration support of $341,139 for the year ended 30 June 2002, (30 June 2001: $341,139)

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

31.3	Other Related Parties – Business Undertakings

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to business undertakings by the consolidated entity at balance date are:

	2002	2001
	(in thousands of A$)
Receivables
Current	—	2,069
Non-current	10,222	3,508

	10,222	5,577

Payables
Current	784	2,666

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC $1.853 million (2001: $5.564 million) and purchased goods and services to the value of $27.482 million (2001: $30.491 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

32.	NOTES TO THE STATEMENTS OF CASH FLOWS

32.1	Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the statements of financial position as follows:

	2002	2001	2000
	(in thousands of A$)
Cash	13,764	32,735	52,855

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

32.  NOTES TO THE STATEMENTS OF CASH FLOWS (CONTINUED)

			2002	2001	2000
			(in thousands of A$)
32.2	Reconciliation of (loss) from ordinary activities after income tax to net cash (used in) operating activities
	(Loss) from ordinary activities after income tax		(26,776)	(26,561)	(9,884)
	Add/(less) items classified as investing/financing activities:
	Interest received	2	(752)	(2,338)	(1,193)
	Loss/(profit) on sale of property, plant and equipment	2	31	(46)	97
	Add/(less) non-cash items:
	Depreciation		2,519	2,767	2,618
	Amortisation of leased assets	3.4	233	271	404
	Leasehold improvements written off	3.4	490	—	—
	Goodwill written off	3.4	—	379	—
	Prepaid marketing expense	3.4	2,319	2,319	(5,121)
	Provision for doubtful debts	3.4	303	—	—
	Amounts set aside to provisions		1,464	1,346	61
	Finance charges on capitalised leases	3.2	72	69	80
	Share of losses in business undertaking		3,068	12,834	5,335
	Net foreign exchange (gains) / losses	3.4	(1,393)	334	(1,245)
	(Decrease) in net taxes payable		107	(1,583)	(3,112)
	Provision against carrying value of investments and receivables from subsidiaries		6,446	—	—

	Net cash (used in) operating activities before changes in assets and liabilities		(11,869)	(10,209)	(11,960)

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		1,371	4,092	1,245
	Decrease in inventories		246	161	241
	(Increase)/decrease in prepayments		(381)	156	161
	Decrease/(increase) in technology investment restricted security deposits		—	—	236
	Decrease/(increase) in other non-current assets		424	4	(414)
	(Decrease)/increase in trade creditors		(2,853)	(3,951)	(105)
	(Decrease) in unearned income		(2,005)	(2,176)	(1,932)
	(Decrease)/increase in employee provisions		1,461	(418)	—

			(1,737)	(2,132)	(568)

	Net cash (used in) operating activities		(13,606)	(12,341)	(12,528)

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

33.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

33.1	Foreign Exchange Risk

The consolidated entity enters into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year. As at 30 June 2002 no forward exchange contracts were held.

33.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised on the balance sheet, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

33.3	Interest Risk

Interest risk on bank accounts is carried at prevailing market rates. The weighted average effective interest rate for all bank accounts and cash deposits as at 30 June 2002 was 3.35% (2001: 5.87%).

Receivables and trade creditors are non-interest bearing.

Interest is charged on lease liabilities at prevailing market rates at the time of entering into the lease contract. The weighted average effective interest rate on lease liabilities as at 30 June 2002 was 7.02% (2001: 7.11%).

Employee entitlements to long service leave have been calculated using the average interest rates represented by the discount rates disclosed at Note 19.

All other financial assets and liabilities are not interest bearing.

33.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts of receivables, investments, trade creditors, employee entitlements and lease liabilities approximate net fair value.

The fair value of the Loan from the Government of Western Australia (Refer Note 17) is approximately $9.442 million discounted at 6% until final date for repayment.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

34.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial statements of Orbital Engine Corporation Limited have been prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP). The significant differences between AUS GAAP and US GAAP affecting the statements of income and shareholders’ equity are summarised below:

(a) Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

The Company adopted an employee share plan (the “Plan”) pursuant to which the Company’s Board of Directors may grant stock options to employees. The Plan authorizes grants of options to purchase shares of authorized but unissued common stock. Series A options are granted at a fixed amount to employees with at least one year of service. Series A options are granted with an exercise price equal to a 10% discount on the stock’s weighted average value during the period of 5 business days ending 5 business days before the date of offer. Series B options are granted to employees with at least one year of service with an allocation based on remuneration and years of service. Series B stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. All stock options have 5 year terms and are fully vested at the date of grant.

The per share weighted average fair value of stock options granted during 2001 and 2000 was $1.00 and $0.32 respectively on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2001 - expected dividend yield 0%, risk-free interest rate of 6.00% and an expected life of 5 years; 2000 - expected dividend yield 0%, risk-free interest rate of 6.05%, and an expected life of 5 years.

The Company applies APB 25 in accounting for its Plan under US GAAP and, accordingly compensation cost has been recognised for its stock options in the financial statements based on the difference between the exercise price and the market price of the stock on the date of grant. In addition, options with hurdle prices have been accounted for under variable plan accounting until the date the hurdle prices have been met. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 “Accounting for Stock Based Compensation”, Orbital’s net loss and loss per share would have been increased or decreased to the pro forma amounts indicated below:

		2002	2001	2000
		(in thousands of A$)
Net loss (US GAAP)	As reported	(25,693)	(26,160)	(19,933)
	Pro forma	(25,693)	(27,581)	(16,594)

		(in of Australian cents)
Loss per share	As reported	(7.24)	(7.40)	(6.14)
(Basic and diluted)	Pro forma	(7.24)	(7.80)	(5.11)

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

34.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(a) Accounting for Stock Based Compensation (Continued)

Stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at 30 June 1999	14,309,000	$1.01
Granted	1,533,600	$0.56
Exercised	(3,607,600)	$0.83
Forfeited	—	—
Reinstated	372,200	$1.19
Expired	(638,000)	$0.94

Balance at 30 June 2000	11,969,200	$1.02
Granted	2,039,700	$1.68
Exercised	(4,501,299)	$1.13
Forfeited	—	—
Reinstated	6,400	$1.34
Expired	(2,340,700)	$1.31

Balance at 30 June 2001	7,173,301	$1.04
Granted	—
Exercised	—
Forfeited	—
Expired	(1,822,651)	$1.02

Balance at 30 June 2002	5,350,650	$1.05

At 30 June 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.53 - $1.79 and 1.73 years, respectively.

At 30 June 2002, 2001 and 2000 the number of options exerciseable was 4,382,950, 6,175,201 and 10,069,500 respectively, and the weighted average exercise price of those options was $0.89, $0.92 and $0.96 respectively.

(b) Investments

Under AUS GAAP, the Company’s investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment was considered an available-for-sale security under Statement of Financial Accounting Standards No.115 “Accounting for Certain Investments in Debt and Equity Securities”, and was carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. During the year ended 30 June 2002 due to the debt / capital reconstruction being undertaken by the Texmaco group and the lack of a liquid market for its shares this investment is no longer considered to be an available-for-sale security under Statement of Financial Accounting Standards No.115.

During the year ended 30 June 2002, the carrying value of this investment was written down to $nil for both AUS GAAP and US GAAP reporting. In accordance with US GAAP reporting definitions this write down is considered to be an other than temporary decline in value.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

34.    SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(c)    Licence and Marketing Agreements

A difference totalling $2.319 million credit (2001: $2.319 million credit; 2000: $5.121 million debit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair value of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital’s operations. The capitalized pre-paid marketing expense has been amortized under Australian GAAP.

(d)    Interest received on Investments

Under AUS GAAP, interest received on investments has been classified in the statement of cash flows as an investing activity. Under US GAAP interest received on investments would be recorded as an operating activity.

(e)    Recent Changes to US GAAP

In June 2001, the FASB issued Statement of Financial Accounting Standards No.141 (SFAS 141), “Business Combinations,” and Statement of Financial Accounting Standards No.142 (SFAS 142), “Goodwill and Intangible Assets:’ SFAS 141 requires that the purchase method of accounting be used for all business combinations competed after 30 June 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually.

SFAS 142 will also require recognised intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No.144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognised intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

The Company is required to adopt the provisions of SFAS 141 and 142 on 1 July 2002, with the exception of the immediate requirement to use the purchase method of accounting for all business combinations completed after 30 June 2001. Retroactive application of SFAS 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after 30 June 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortized until 30 June 2002. The impact on Orbital of the adoption of SFAS 141 and 142 will be immaterial.

In June 2001, the FASB issued Statement of Financial Accounting Standards No.143 (SFAS 143), “Accounting for Asset Retirement Obligations”. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143 the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SPAS 143 will be effective for the Company as of 1 July 2002. The impact on Orbital of the adoption of SFAS 143 will be immaterial.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

34.    SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(e)    Recent Changes to US GAAP (Continued)

In August 2001, the FASB issued Statement of Financial Accounting Standards No.144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b ) Accounting Principles Board Opinion No.30 (Opinion 30) for the disposal of a segment of a business. SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

SFAS 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognised before they occur.

SFAS 144 will be effective for the Company as of 1 July 2002. The Company does not expect the adoption of SFAS 144 to have a significant impact on its financial report.

(f)    Additional disclosures regarding Carry forward income tax losses for US GAAP reporting purposes

Australia

Australian income tax carry forward losses do not expire and can be carried forward indefinitely subject to;
i)	the Company and/or its controlled entities continuing to comply with the conditions for deductibility imposed by the law; and
ii)
the companies being able to satisfy the tests as set out in the new taxation Consolidations legislation recently enacted in Australia, which provides further tests in relation to transferring losses to a consolidated group and recouping losses within the group; and

iii)	no changes in tax legislation adversely affecting the relevant company and/or the consolidated entity in realizing the benefit.

Potential future income tax benefits have not been recognized as assets at June 30, 2002 because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$37.450 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately $111.45 million (US$58.381 million) (2001: $108.588 million (US$55.380 million)) are available to certain controlled entities in the United States and have not been recognized as an asset because recovery is not virtually certain.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year, may subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2002, the $111.45 million of tax carry forward losses available expire between the years 2008 and 2022.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately A$111.45 million. Approximately A$7.5 million of taxable income will be required prior to 2008 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and projections for future taxable income (if available) over the periods in which the tax carry forward losses are deductible, management does not believe that it is more likely than not that the benefits of the carry forward losses will be realized.

(g)    Additional disclosures regarding Redundancy provision and expenses for US GAAP reporting purposes

During the year ended June 30, 2002 the Company expensed redundancy costs of A$3.778 million in relation to involuntary retrenchment of 71 staff. Management, marketing and administration staff accounted for 15 of these employees with the balance being engineers, technicians and operational staff. As at June 30, 2002, A$1.438 million had been paid and A$2.340 million was payable. Of the A$2.340 million provision approximately A$1.5 million was paid in the week immediately following June 30, 2002.

(h)    Additional disclosures regarding Reorganization costs

During the year ended June 30, 2002 the Company incurred restructuring or reorganization costs of A$5.418 million (30 June 2001 A$2.572 million) which included A$3.778 million in redundancy expenses detailed above, plus A$1.150 million in surplus lease space provision and A$0.490 million in write-off of leasehold improvements.

(i)    Additional disclosures regarding Investments in Related Business Undertaking

SYNERJECT LLC SUMMARY FINANCIAL DATA	2002	2001	2000
	(in thousands of A$)

Statement of Earnings Data*
Total revenue	45,350	43,625	22,596
Net loss	(6,510)	(26,259)	(19,186)

Balance Sheet Data at Year End*
Current assets	17,010	18,331	18,297
Property, plant and equipment	11,983	16,273	9,524
Intangibles	17,971	20,324	19,313

Total Assets	46,963	54,927	47,134
Current liabilities	12,232	35,167	22,271
Non current liabilities	64,790	46,275	39,154

Total Liabilities	77,022	81,441	61,425

Total Shareholders' deficit	(30,059)	(26,514)	(14,291)

* A convenience translation of Statement of Earnings and Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2002: US$0.5628 = A$1.00, 2001: US$0.5100 = A$1.00, 2000: US$0.5971 = A$1.00).

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

35.    RECONCILIATION OF ACCOUNTS TO US GAAP

	Note		2002	2001	2000
			(in thousands of A$)
Consolidated Statement of Income
Net loss reported using Australian GAAP			(26,776)	(26,837)	(9,929)
Stock compensation expense	34	(a)	(378)	(584)	(3,826)
Licence and marketing agreements	34	(c)	2,319	2,319	(5,121)
Net tax effects of US GAAP adjustments			(858)	(1,058)	(1,057)

Net loss according to US GAAP			(25,693)	(26,160)	(19,933)

Loss per ordinary share according to US GAAP (A cents)	(i	)
— Basic			(7.24)	(7.40)	(6.14)
— Diluted			(7.24)	(7.40)	(6.14)

Number of ordinary shares in calculation (000's)	(i	)
— Basic			355,078	353,720	324,686
— Effect of dilutive securities—stock options			—	—	—

— Diluted			355,078	353,720	324,686

(i)
The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation in 2002, 2001 and 2000 as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares in 2002 would have been 359,775,889.

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

35.	RECONCILIATION OF ACCOUNTS TO US GAAP (CONTINUED)

	Note	2002	2001
		(in thousands of A$)
Shareholders' Equity at Year End

Shareholders' equity reported using Australian GAAP		(12,705)	14,071

Tax effect of US GAAP adjustments		—	858
Licence and marketing agreements	34(c)	(484)	(2,802)
Investments	34(b)	—	(1,367)

Shareholders' equity according to US GAAP		(13,189)	10,760

Consolidated Balance Sheets
Total assets reported using Australian GAAP		45,042	111,789
Future income tax benefit written off/re-classified		—	(2,627)
Licence and marketing agreements	34(c)	(484)	(2,802)
Investments	34(b)	—	(1,367)

Total assets according to US GAAP		44,558	104,993

ORBITAL ENGINE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2002

36.	STATEMENTS OF INCOME ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

		2002	2001	2000
		(in thousands of A$)
Revenue
Revenue from operating activities
System sales		35,748	37,939	17,537
Engineering and manufacturing services		8,765	14,736	17,937
Licence income		3,758	1,398	5,250
Royalty income		2,693	3,537	1,541

		50,964	57,610	42,265
Other revenues from ordinary activities	2	996	4,041	2,126

Total revenue		51,960	61,651	44,391

Costs and expenses
Cost of system sales		33,227	35,352	17,342
Cost of engineering and manufacturing services and core product development		9,619	17,034	20,568
Licence costs		477	—	—
Provision for writedown in carrying value of investment		6,446	—	—
Selling, general and administration expenses		22,985	21,996	22,586
Borrowing costs	3.2	72	69	389
Net loss in relation to business undertaking and partnership		3,068	12,834	5,335

Total costs and expenses		75,894	87,285	66,220

Loss before income taxes		(23,934)	(25,634)	(21,829)

Income taxes		(1,759)	(250)	1,941
Outside equity interest in net income		—	(276)	(45)

Net loss attributable to members of the parent entity		(25,693)	(26,160)	(19,933)

SYNERJECT, LLC AND SUBSIDIARY

Consolidated Financial Statements

June 30, 2002, 2001 and 2000

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of operations, members’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

August 1, 2002, except as to note 11 which
  is as of December 20, 2002

SYNERJECT, LLC AND SUBSIDIARY

Consolidated Balance Sheets

June 30, 2002 and 2001

	2002	2001
Assets
Current assets:
Cash	$152,660	358,033
Trade accounts receivable, net of allowance for doubtful accounts of $234,632 in 2002 and $337,832 in 2001 (notes 2 and 9)	6,338,113	4,973,970
Inventories	2,083,813	2,844,642
Prepaid expenses and other assets (note 8)	998,238	1,172,168

Total current assets	9,572,824	9,348,813
Property, plant and equipment, net (note 6)	6,743,929	8,299,536
License agreements, net of accumulated amortization of $2,654,131 in 2002 and $2,396,767 in 2001	10,114,274	10,364,985

	$26,431,027	28,013,334

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable (notes 2 and 11)	$5,146,187	15,437,107
Accrued expenses and other liabilities	783,299	1,821,136
Current portion of long-term debt (note 4)	723,673	676,657
Line of credit (notes 3 and 11)	231,086	—

Total current liabilities	6,884,245	17,934,900
Accounts payable—noncurrent (notes 2 and 11)	14,500,000	—
Long-term debt, excluding current installments (note 4)	1,963,338	2,619,124
Line of credit (notes 3 and 11)	20,000,000	20,981,087

Total liabilities	43,347,583	41,535,111
Total members’ deficit	(16,916,556)	(13,521,777)

Commitments and subsequent events (notes 7 and 11)

	$26,431,027	28,013,334

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARY

Consolidated Statements of Operations

Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Revenues (note 2):
Net sales	$21,184,969	19,876,824	8,065,751
Engineering services revenue	4,337,686	2,372,557	5,426,505

	25,522,655	22,249,381	13,492,256

Costs and expenses (note 2):
Cost of goods sold	19,438,084	22,321,989	10,636,125
Engineering services expense	3,686,613	7,484,902	10,765,071
Selling, general and administrative expenses	3,849,485	4,175,164	2,553,517
Loss on disposal of property, plant and equipment	918,649	—	—

	27,892,831	33,982,055	23,954,713

Operating loss	(2,370,176)	(11,732,674)	(10,462,457)

Other income (expense):
Interest expense	(979,508)	(1,539,022)	(1,171,454)
Other	(314,330)	(120,450)	177,860

	(1,293,838)	(1,659,472)	(993,594)

Net loss	$(3,664,014)	(13,392,146)	(11,456,051)

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARY

Consolidated Statements of Members’ Equity (Deficit) and Comprehensive Loss

Years ended June 30, 2002, 2001 and 2000

	Members’ equity (deficit)			Accumulated other comprehensive income (loss)			Total members’ equity (deficit)
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 1999	$1,360,407	1,360,407	2,720,814	54,361	54,362	108,723	2,829,537
Comprehensive loss:
Net loss for the year	(5,728,025)	(5,728,026)	(11,456,051)	—	—	—	(11,456,051)
Foreign currency translation adjustment	—	—	—	46,863	46,864	93,727	93,727

Total comprehensive loss							(11,362,324)

Balances at June 30, 2000	(4,367,618)	(4,367,619)	(8,735,237)	101,224	101,226	202,450	(8,532,787)
Capital contribution	4,500,000	4,500,000	9,000,000	—	—	—	9,000,000
Comprehensive loss:
Net loss for the year	(6,696,073)	(6,696,073)	(13,392,146)	—	—	—	(13,392,146)
Foreign currency translation adjustment	—	—	—	(298,421)	(298,423)	(596,844)	(596,844)

Total comprehensive loss							(13,988,990)

Balances at June 30, 2001	(6,563,691)	(6,563,692)	(13,127,383)	(197,197)	(197,197)	(394,394)	(13,521,777)
Comprehensive loss:
Net loss for the year	(1,832,007)	(1,832,007)	(3,664,014)	—	—	—	(3,664,014)
Foreign currency translation adjustment	—	—	—	134,617	134,618	269,235	269,235

Total comprehensive loss							(3,394,779)

Balances at June 30, 2002	$(8,395,698)	(8,395,699)	(16,791,397)	(62,580)	(62,579)	(125,159)	(16,916,556)

See accompanying notes to consolidated financial statements

SYNERJECT, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:
Net loss	$(3,664,014)	(13,392,146)	(11,456,051)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,263,696	928,785	596,008
Amortization	792,563	699,936	729,397
Loss on disposal of property, plant and equipment	918,649	—	—
Foreign currency translation adjustments affecting operating activities	(375,364)	40,831	374,482
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(1,364,143)	4,100,757	1,731,225
Inventories	760,829	(2,328,378)	(512,962)
Prepaid expenses and other assets	173,930	(219,610)	(887,279)
Accounts payable	4,209,080	2,479,215	6,430,407
Accrued expenses	(1,037,841)	1,481,133	(33,261)

Total adjustments	5,341,399	7,182,669	8,428,017

Net cash provided by (used in) operating activities	1,677,385	(6,209,477)	(3,028,034)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(465,081)	(3,695,007)	(3,677,806)
Increase in expenditures for license agreement	(58,910)	(16,770)	(2,213,315)

Net cash used in investing activities	(523,991)	(3,711,777)	(5,891,121)

Cash flows from financing activities:
Net borrowings under line of credit	(749,997)	(2,398,198)	9,291,257
Proceeds from issuance of long-term debt	—	3,758,000	—
Principal payments on long-term debt	(608,770)	(462,219)	—
Capital contributions	—	9,000,000	—

Net cash provided by (used in) financing activities	(1,358,767)	9,897,583	9,291,257

Net increase (decrease) in cash	(205,373)	(23,671)	372,102
Cash at beginning of the year	358,033	381,704	9,602

Cash at end of the year	$152,660	358,033	381,704

Supplemental disclosure of cash flow information—
Cash paid during the year for interest	$965,752	1,511,854	1,157,138

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

(1)	Summary of Significant Accounting Policies

(a)	Organization and Description of Business

Synerject, LLC (Synerject or the Company), a Delaware limited liability company, was formed on June 25, 1997 to manufacture, distribute, and sell fuel rail assemblies incorporating charge delivery injectors, which deliver air and premetered quantities of gasoline directly into the combustion chambers of both two-stroke and four-stroke internal combustion engines.

The Company is the result of a Joint Venture and Limited Liability Company Agreement (the Agreement) between Siemens VDO Automotive Corporation (SVAC), formerly Siemens Automotive Corporation (SAC) and Orbital Fluid Technologies, Inc. (OFT), whereby each member owns 50% of the Company. SVAC is a wholly owned subsidiary of Siemens Aktiengesellschaft (Siemens AG), a corporation organized under the laws of the Federal Republic of Germany. OFT is a wholly owned subsidiary of Orbital Engine Corporation Limited (OECL), a corporation organized under the laws of West Australia.

Pursuant to the terms of the Agreement, allocation of net income (loss) will be to and among the members in accordance with their ownership percentages. Voting control of the Company’s board of directors is shared equally between SVAC and OFT.

The initial term of the Agreement is 20 years and is subject to renewal upon terms and conditions as shall be mutually agreed by SVAC and OFT.

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Siemens port injection technology.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of Synerject, LLC and its wholly owned subsidiary, Synerject Italy SRL and its branch, Synerject Toulouse (French Branch). All significant intercompany balances and transactions have been eliminated in consolidation. For the year ended June 30, 2002, Synerject Italy SRL was substantially inactive after the transfer of operations to Synerject Toulouse effective July 1, 2001.

(c)	Inventories

Inventories are stated at the lower of cost or market. Cost includes material, labor and applicable manufacturing overhead and is determined using standard costs, which approximate average costs.

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 years
Manufacturing machinery and equipment	10 years
Testing equipment	10 years
Tooling and motor vehicles	5 years
Office equipment	5 years
Computer equipment	5 years
Computer software	3 years

(e)	License Agreement

In June 1997, the Company entered into a license agreement with OFT for licensed technology. In November 1998, this license agreement was expanded, and the Company acquired the right to provide system integration services and products to the motorcycle market which utilizes direct injection technology. In September 1999, the Company obtained a license agreement with an affiliate of SVAC for the right to use Siemens Technology for systems integration for nonautomotive equipment. The license agreements are stated at cost, net of accumulated amortization. The cost of the license agreement with OFT is being amortized on a straight-line basis over the remaining portion of the 20-year initial term of the joint venture agreement. The cost of the license agreement with the affiliate of SVAC is being amortized on a straight-line basis over 10 years.

(f)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no income taxes related to the Company have been provided for in the accompanying financial statements.

Effective June 30, 2000, the subsidiary also elected to have its income or loss reported by the individual members on their income tax returns. The individual members will be entitled to a tax credit for foreign income taxes paid by the subsidiary; however, as of June 30, 2002, no foreign income taxes have been paid.

(g)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(h)	Translation of Foreign Currencies

The financial position and results of operations of the Company’s Italian subsidiary and French Branch are measured using the Euro as the functional currency. Assets and liabilities are translated at

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

the exchange rate in effect at the financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in accumulated other comprehensive loss in members’ equity (deficit).

(i)	Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards Board No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j)	Revenue Recognition

The Company recognizes revenue on sales after products are shipped and the customer takes ownership and assumes risk of loss. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain milestones.

(2)	Transactions with Related Parties

The Company purchases a substantial amount of its materials from SVAC. In addition, a substantial portion of the Company’s sales are made to OFT, who in turn sells to the ultimate customers. Included in accounts receivable at June 30, 2002 and 2001 are approximately $535,000 and $2,020,000, respectively, due from related parties. These receivables primarily relate to product sales and reimbursement of engineering services. Included in accounts payable at June 30, 2002 and 2001 are approximately $15,582,000 and $12,003,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including technical assistance.

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

A breakdown of these related party receivables and payables at June 30, 2002 and 2001 is as follows:

	2002	2001
Related party receivables:
SVAC and its affiliates	$30,000	23,000
OFT and its affiliates	505,000	1,997,000

	$535,000	2,020,000

Related party payables:
SVAC and its affiliates	$9,332,000	9,175,000
OFT and its affiliates	6,250,000	2,828,000

	$15,582,000	12,003,000

Also see note 11 regarding subsequent events.

(3)	Line of Credit

The Company has a master line of credit agreement with Siemens Capital Corporation, a related party. The maximum amount which can be borrowed under this agreement is $25,000,000. The agreement expires on September 30, 2002 and all amounts drawn on the line of credit are guaranteed by OECL (50%) and SVAC (50%).

Borrowings generally bear interest at LIBOR plus 6/8%. The total outstanding balance on the line of credit is $20,231,086 and $20,981,087 at June 30, 2002 and 2001, respectively.

Also see note 11 regarding subsequent events.

(4)	Long-Term Debt

Long-term debt consists of a $3,758,000 term loan from Siemens Financial Services, a related party, under an agreement dated October 2000, maturing in October 2005. Interest accrues at a rate of 8.99%. The term loan is payable in monthly installments of principal and interest of $77,992 and is secured by certain property, plant and equipment.

The aggregate maturities of long-term debt for each of the five years subsequent to June 30, 2002 are as follows: 2003, $723,673; 2004, $791,482; 2005, $865,644; and 2006, $306,212.

(5)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was $145,167, $126,595 and $78,970 for the years ended June 30, 2002, 2001 and 2000, respectively.

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

(6)	Property, Plant and Equipment

Property, plant and equipment consist of the following at June 30, 2002 and 2001:

	2002	2001
Leasehold improvements	$77,081	296,896
Manufacturing machinery and equipment	5,719,274	6,346,177
Testing equipment	560,851	618,205
Tooling	2,288,427	2,285,206
Office equipment	68,694	142,871
Computer equipment	176,531	217,086
Computer software	134,426	151,884
Motor vehicles	23,359	23,359
Construction in progress	243,947	123,912

	9,292,590	10,205,596
Less accumulated depreciation and amortization	2,548,661	1,906,060

	$6,743,929	8,299,536

(7)	Leases

The Company has signed several operating leases, primarily for office and manufacturing facilities and manufacturing machinery and equipment. These leases generally contain renewal options for a period of one year. Rental expense for the years ended June 30, 2002, 2001 and 2000 was approximately $1,391,000, $1,189,000 and $627,000, respectively. For the years ended June 30, 2002, 2001 and 2000, rental expense of approximately $608,000, $1,189,000 and $627,000, respectively, was related to Siemens Financial Services, a related party.

As of June 30, 2002, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

2003	$1,350,310
2004	913,971
2005	762,943
2006	622,410
2007	612,255
Thereafter	1,960,361

$6,222,250

(8)	Other Current Assets

Included in other current assets are Value Added Tax (VAT) refunds due from italian tax authorities of $797,558 and $978,071 at June 30, 2002 and 2001, respectively.

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

(9)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2002, 2001 and 2000 follows:

	2002	2001	2000
Allowance for doubtful accounts at beginning of year	$337,832	1,081,453	459,000
Additions charged to bad debt expense or net sales	374,900	—	622,453
Write-offs, net of recoveries charged against the allowance	(478,100)	(743,621)	—

Allowance for doubtful accounts at end of year	$234,632	337,832	1,081,453

(10)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, trade accounts receivable, accounts payable, accrued expenses and other liabilities: The carrying amounts approximate fair value because of the short maturity of these items.

Line of credit: The carrying amount approximates fair value, as the obligation has recently been renegotiated at similar terms and bears interest at a rate that fluctuates with the market.

Long-term debt, including current installments: It is not practicable to estimates the fair value of long-term debt since it is with a related party and due to the lack of quoted market prices for similar issues.

(11)	Subsequent Event

On December 20, 2002, the Company signed a new master line of credit agreement with SVAC, which replaced the existing line of credit facility with Siemens Capital Corporation, a related party, as described in note 3. The maximum amount which can be borrowed under the new agreement is $21,000,000. The maximum amount is reduced at June 30, 2003 by $1,000,000 and at June 30, 2004 by a further $3,000,000. In April 2004, SVAC and the Company will negotiate a subsequent repayment schedule. The new credit facility agreement expires no later than September 30, 2006, and 50% of all amounts drawn on the line of credit are guaranteed by OECL. Borrowings draw interest at LIBOR plus 6/8%. As a result of the new agreement, $20,000,000 of the amount owed under the line of credit as of June 30, 2002 is reported in the accompanying financial statements as a noncurrent liability.

(Continued)

SYNERJECT, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

June 30, 2002, 2001 and 2000

As of December 20, 2002, SVAC and OECL are in the process of restructuring the Agreement which is expected to include the transfer of certain businesses to Synerject and the contribution to members’ equity of $12,500,000 of payables owed to SVAC and OECL by Synerject. It is expected that this restructuring will be completed in January 2003. However, even if the restructuring is not completed, SVAC has agreed to not request cash repayment prior to July 1, 2003 of $6,250,000 of payables along with an additional $2,000,000 of payables owed to it by Synerject. Likewise, OECL has agreed to not request cash repayment prior to July 1, 2003 of $6,250,000 of payables owed to it by Synerject. As a result, $14,500,000 of accounts payable as of June 30, 2002 are reported in the accompanying financial statements as a noncurrent liability.

(Continued)

Certification
Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Orbital Engine Corporation Limited, a public company incorporated in Australia and registered in Western Australia (the “Company”), hereby certifies that:

The Annual Report on Form 20-F for the year ended June 30, 2002 (the “Report”) of the Company fully complies with the requirements of section 13(a) and 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 14, 2003	/s/ PETER CHAPMAN COOK
Name: Peter Chapman Cook Title: Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Certification
Pursuant to Section 906 of Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Orbital Engine Corporation Limited, a public company incorporated in Australia and registered in Western Australia (the “Company”), hereby certifies that:

The Annual Report on Form 20-F for the year ended June 30, 2002 (the “Report”) of the Company fully complies with the requirements of section 13(a) and 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 14, 2003	/S/ KEITH ANTHONY HALLIWELL
Name: Keith Anthony Halliwell Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.