Form 20-F
period 2003-06-30
ORBITAL ENGINE CORP LTD /WAA
filed 2003-12-12
CIK 880419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

Australian Company Number: 009 344 058

WESTERN AUSTRALIA, AUSTRALIA

1 WHIPPLE STREET, BALCATTA, 6021, AUSTRALIA

Securities registered or to be registered pursuant to Section 12(b) of the Act

Ordinary Shares	Name of each exchange on which registered
American Depositary Shares*	Australian Stock Exchange Limited New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities registered or to be registered pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 379,979,583

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    YES  ☒    NO  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ITEM 17  ☐    ITEM 18  ☒

*	Evidenced by American Depositary Receipts. Each American Depositary Share (“ADS”) represents forty Ordinary Shares. (Prior to May 9, 2003 each ADS represented eight Ordinary Shares.)

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

The factors that could cause this to occur include, among other things, the following:

•	changes in engine manufacturers’ preferences towards OCP Technology;

•	problems or delays in completing production testing of OCP Technology;

•	increased competition from existing or new engine technologies;

•	changes in engine emissions standards or other environmental laws in countries where Orbital licenses or plans to license OCP Technology;

•	changes in import laws or regulations in countries where Orbital licenses or plans to license OCP Technology;

•	difficulties in complying with the continued listing requirements of the NYSE or other regulators;

•	a downturn in general economic conditions in industries where Orbital licenses or plans to license OCP Technology; and

•	the cost of any product liability or intellectual property suits against Orbital.

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
1999	$0.6611	$0.6247	$0.6712	$0.5550
2000	$0.5971	$0.6238	$0.6703	$0.5685
2001	$0.5100	$0.5320	$0.5885	$0.4941
2002	$0.5628	$0.5240	$0.5748	$0.4841
2003	$0.6713	$0.5884	$0.6729	$0.5280

(1)	The average of the Noon Buying Rates on the last business day of each full month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
June 2003	$0.6729	$0.6564
July 2003	$0.6823	$0.6474
August 2003	$0.6593	$0.6390
September 2003	$0.6810	$0.6395
October 2003	$0.7077	$0.6814
November 2003	$0.7238	$0.6986

On December 4, 2003, the Noon Buying Rate was US$0.7336 per A$l.00.

The Australian dollar is convertible into US dollars at freely floating rates. There are currently no restrictions on the flow of Australian currency between Australia and the United States.

Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect Orbital’s earnings, the book value of its assets and its shareholders’ equity as expressed in Australian and US dollars, and consequently may affect the market price for the American Depositary Shares (the “ADSs”). In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of Orbital’s ordinary shares on the ASX and, as a result, are likely to affect the market price of Orbital’s ADSs in the United States. See “Item 3. Key Information - Risk Factors – Fluctuations in exchange rates may have a material adverse effect on us”. Any fluctuations will also affect the conversion into US dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the ordinary shares represented by the ADSs.

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars, and a significant proportion of expenditure has been denominated in US dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. At November 30, 2003 Orbital had outstanding hedging transactions to sell a total of US$950,000 at various times during the period to September 15, 2004 to cover exchange exposure on a portion of anticipated receipts during that period. Orbital will seek to minimise currency exposure by engaging in hedging transactions, where appropriate, and by managing the currency position for funding, investments, revenue receipts and expenditures.

Orbital’s financial statements are prepared in accordance with Australian GAAP, which differs in material respects from US GAAP. See Note 32 to the Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated statement of earnings data for fiscal 2001, 2002 and 2003 and the selected consolidated balance sheet data as at June 30, 2002 and 2003 set forth below have been derived from Orbital’s audited financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. The selected consolidated statement of earnings data for fiscal 1999 and 2000 and the selected consolidated balance sheet data as at June 30, 1999, 2000 and 2001 set forth below have been derived from audited financial statements, which are not included herein. Such statements have been reported on by the Company’s auditors, KPMG.

ITEM 3. KEY INFORMATION (Cont.)

Selected Financial Data

Amounts prepared in Accordance with Australian GAAP

(in 000’s except per Ordinary Share and ADS amounts)

	2003 (1) US$	2003 A$	2002 A$	2001 A$	2000 A$	1999 A$
Statement of Earnings Data

Operating Revenue
Revenue from trading operations	28,914	43,284	50,964	57,610	49,221	51,251
Other revenue	2,129	3,187	2,389	4,041	2,126	14,704

Total operating revenue	31,043	46,471	53,353	61,651	51,347	65,955

Costs and expenses
System purchases	(18,425)	(27,582)	(33,227)	(35,352)	(17,342)	(10,640)
Employee expenses	(7,328)	(10,971)	(18,450)	(21,067)	(19,724)	(23,597)
Selling and administration	(7,354)	(11,009)	(24,483)	(19,766)	(21,828)	(31,931)

	(33,107)	(49,562)	(76,160)	(76,185)	(58,894)	(66,168)

Share of net profit/(loss) of associate	902	1,351	(3,068)	(12,834)	(5,335)	(3,365)

Total operating expenditure	(32,205)	(48,211)	(79,228)	(89,019)	(64,229)	(69,533)

Operating (loss) before abnormal items and income tax	(1,162)	(1,740)	(25,875)	(27,368)	(12,882)	(3,578)
Abnormal expenses	—	—	—	—	—	(91,017)

Operating (loss) before income tax	(1,162)	(1,740)	(25,875)	(27,368)	(12,882)	(94,595)
Income tax credit/(expense) attributable to operating (loss) including abnormal tax write-offs	(84)	(125)	(901)	807	2,998	7,381

Outside equity interests in operating loss	—	—	—	(276)	(45)	—

Net (loss) after income tax	(1,246)	(1,865)	(26,776)	(26,837)	(9,929)	(87,214)

Change in Accounting Standard Adjustment to opening accumulated losses	(27)	(40)	—	—	—	—

Dividends paid and payable	—	—	—	—	—	—

(Loss) per Ordinary Share (2) - Basic and diluted (cents)	(0.35)	(0.52)	(7.54)	(7.59)	(3.06)	(26.93)

Dividends per ordinary share	—	—	—	—	—	—

Amounts prepared in Accordance with Australian GAAP

(in 000’s except per Ordinary Share and ADS amounts)

	2003 (1) US$	2003 A$	2002 A$	2001 A$	2000 A$	1999 A$
Balance Sheet Data at period end
Total assets	15,686	23,482	45,042	111,789	198,720	237,683
Short-term debt	95	142	236	384	298	447
Total long-term debt (3)	12,824	19,198	19,357	19,541	19,431	19,640
Net assets / liabilities	(8,005)	(11,983)	(12,705)	14,071	35,792	13,502
Total shareholders’ equity	(8,005)	(11,983)	(12,705)	14,071	35,792	13,502

Amounts prepared in Accordance with US GAAP (4)

(in 000’s except per Ordinary Share and ADS amounts)

	2003 (1) US$	2003 A$	2002 A$	2001 A$	2000 A$	1999 A$
Statement of Earnings Data
Total Revenue (5)	31,043	46,471	53,353	61,651	44,391	65,955
Net (loss) (6)	(1,119)	(1,675)	(25,693)	(26,160)	(19,933)	(13,533)

(Loss) per ordinary share (2)
- Basic and diluted (cents)	(0.31)	(0.47)	(7.24)	(7.40)	(6.14)	(4.18)
(Loss) per ADS
- Basic and diluted (cents)	(12.53)	(18.76)	(289.45)	(295.80)	(245.60)	(167.20)

Balance Sheet Data at period end
Total assets	15,686	23,482	44,558	104,993	191,231	235,722
Total long-term debt	12,824	19,198	19,357	19,541	19,431	19,640
Net Assets	(8,005)	(11,983)	(13,189)	10,760	32,587	16,475
Total shareholders’ equity	(8,005)	(11,983)	(13,189)	10,760	32,587	16,475

(1)	Balance Sheet and Profit and Loss items have been translated at the Westpac Banking Corporation Buying Rate on June 30, 2003 which was US$0.6680=A$1.00. Such translations are provided for information purposes only.
(2)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2003, there were 379,979,583 ordinary shares on issue.
(3)

The $19.198 million long-term debt includes non-current lease liabilities of A$0.198 million. The remaining A$19.0 million is outstanding under a loan facility with the State of Western Australia (A$19.0 million for

2002, 2001, 2000 and 1999). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

(4)	For a discussion of the major differences between Australian GAAP and US GAAP, see Note 32 to the Consolidated Financial Statements.
(5)	Revenue includes gross proceeds on sale of assets and foreign exchange gains recorded as revenue under Australian GAAP. These items do not constitute revenue under US GAAP. Details of these items are recorded in note 2 to the financial statements attached to this annual report.
(6)	Orbital has determined for purposes of the US GAAP reconciliation contained herein to treat all pre-production expenditure and start-up costs incurred in enhancing the OCP Technology as if they had been expensed as incurred. Such pre-production expenditure and start-up costs were, under Orbital’s accounting policy effective for the financial periods ended up to June 30, 1995, capitalised in the Australian GAAP financial statements. From July 1, 1995 all such expenditure has been expensed as incurred in the Australian GAAP financial statements. The amounts previously capitalised for Australian GAAP reporting were written off on a straight line basis over the four years concluding 30 June 1999.

Risk Factors

•	We have negative shareholders’ equity and a history of operating losses

Orbital has experienced operating losses over a number of years, as a result of which the Company’s net assets have been significantly reduced and the Company has negative shareholders’ equity. If we continue to incur such losses, we may not be able to continue our operations. For the reasons set out in Note 1.1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report, we believe that the Company is operating on a going concern basis.

•	The future fees we receive under agreements with Original Equipment Manufacturers (“OEMs”) may be substantially less than the fees received in recent years

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise OCP Technology. In the fiscal year ended June 30, 2003, revenue generated from the fourteen current licensed users of OCP technology accounted for approximately 78% of Orbital’s consolidated operating revenues. This revenue was generated primarily through system sales and engineering services. During the last three fiscal years, income from licensed users accounted for approximately 85% of Orbital’s total consolidated revenues.

Orbital has already received a majority of the total lump sum fees due under its existing license agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating OCP Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional engineering or engine development services are provided. As a result, the remaining fees received by Orbital under existing agreements may be substantially less than the fees received in prior years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at September 30, 2003, six of Orbital’s fourteen current licensed users have begun commercial production and sale of engines using OCP Technology. Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

Orbital may not be able to enter into additional agreements with new customers. In addition, current licensees may choose not to commercially produce engines incorporating OCP Technology, and those who do may not succeed in selling these products to consumers. The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on Orbital’s business and results of operations.

•	We rely on a small number of key customers

Orbital relies on a small number of key customers for the majority of its revenues. Seven customers accounted for 76% of total revenue (including system sales) in the last fiscal year. The loss of one or more of these customers (one of which accounted for 53% and another 13% of total revenue) could have a material adverse effect on Orbital’s business and results of operations. From April 1,2003, all system sales were transferred to Orbital’s 50% joint venture Synerject. The seven customers referred to above accounted for 42% of Orbital’s total revenue (excluding systems sales) in fiscal 2003.

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

Many factors will influence whether Orbital’s licensees decide to produce engines commercially using OCP Technology. These include the cost of adapting existing facilities or building new manufacturing facilities, the cost of producing each system and the reliability and efficiency of OCP Technology. Manufacturers also will evaluate competing technologies and consider how government fuel economy and emissions standards in different countries may favour one technology over another. If manufacturers begin commercial production using OCP Technology, the number of engines sold will depend on market acceptance. Many of these factors are beyond Orbital’s control, but will ultimately affect the amount of royalties received. If licensees decide not to use OCP Technology commercially or consumers choose not to buy products incorporating OCP Technology, there would be a material adverse effect on Orbital’s business and results of operations.

•	We may not be able to fund the capital and working capital requirements necessary for our business

Orbital has needed significant capital amounts to conduct its business, although these costs are now minimal. Orbital will incur on-going research and development costs and operating costs for the commercialisation of OCP Technology. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

•	We may not be able to protect our intellectual property rights

Orbital has obtained patents on many aspects of its OCP Technology, and has applied for additional patents on other aspects of this technology. Orbital’s success in part, may depend upon the ability to protect the technology and products under United States and foreign intellectual property laws.

Orbital is not a party to any present patent or intellectual property litigation, but in the future may be sued by other parties that claim OCP Technology infringes their patent rights or other rights, or may need to sue other parties to enforce its patent or other intellectual property rights. In the event of being sued by other parties, if proved, these claims could have a material adverse effect upon Orbital. Even if Orbital won any of these suits, the management time and legal expenses required to defend these claims could have an adverse effect on Orbital’s future operating results. Orbital also has trade secrets and know-how, which are not patentable but are still important to Orbital’s business. Orbital seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect Orbital from unauthorised use or disclosure of its trade secrets and know-how.

•	Our share price may be volatile

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New

York Stock Exchange have experienced historic volatility. In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On November 28, 2003, the closing price of Orbital’s ordinary shares on the ASX was A$0.165, an increase of approximately 32% from the closing price of A$0.125 on June 30, 2003. The closing price of the ADSs on the New York Stock Exchange on November 28, 2003 was US$4.51, an increase of approximately 31%, from the closing price of US$3.45 for the ADSs on June 30, 2003. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

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

Orbital’s commercial success depends upon whether OCP Technology can compete successfully against both existing and new engine technologies, including new technologies that are similar to OCP Technology. To achieve commercial success, OCP Technology will need to displace fuel injection systems used on current four-stroke and two-stroke internal combustion engine technologies, which have a dominant market position. Current four-stroke and two-stroke engine technologies may continue to dominate the engine market, or they may be replaced by new technologies other than OCP Technology. Orbital’s competitors may develop products that are technically superior to Orbital’s products or more acceptable to the market. This could reduce available market share to Orbital or make OCP Technology less attractive or obsolete, which would have a material adverse effect on Orbital’s business.

•	Fluctuations in exchange rates may have a material adverse effect on us

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars, and a significant amount of expenditure is in US dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. At November 30, 2003, Orbital had outstanding hedging transactions to sell a total of US$950,000 at various times during the period to September 15, 2004 to cover exchange exposure on a portion of anticipated receipts during that period. Orbital will seek to minimise currency exposure by engaging in hedging transactions, where appropriate, and by managing the currency position for funding, investments, revenue receipts and expenditures. See “Exchange Rate Information” above.

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

Under US federal tax laws, a foreign corporation is treated as a passive foreign investment company (“PFIC”) if 50% or more of its assets or 75% or more of its income is passive. Historically, Orbital has not been treated as a PFIC and currently believes that it is not a PFIC. This is, however, a factual determination made annually, which could change, based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were classified as a PFIC in any taxable year, a US holder of Ordinary Shares or ADSs would be subject to special rules. These rules are intended to reduce or eliminate any benefit from the deferral of US income tax that a US holder could derive if the foreign company does not distribute all of its earnings on a current basis. See Item 10. - “Additional Information – United States Federal Income Taxation”.

•	Our shares may be de-listed from the New York Stock Exchange (“NYSE”)

In accordance with NYSE continued listing procedures, Orbital received notification from the NYSE in September 2002 of Orbital’s non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, in December 2002 Orbital submitted a business plan to the Listings and Compliance Committee of the NYSE for approval. The Committee has determined that the plan demonstrates likely compliance with the continued listing standards within an eighteen month period, although the Company will be subject to ongoing monitoring to ensure compliance. Should the Company not meet the specified criteria within that period, it may be subject to NYSE trading suspension and possible de-listing from the NYSE.

The Company was also notified by the NYSE on October 21, 2002 of its non-compliance with the continued listing standard requiring a share trading price of not less than US$1.00. In May 2003, the Company effected a ratio change in its ADR program. Following that change, each ADS represents 40 underlying ordinary shares compared to 8 ordinary shares prior to the ratio change. As a consequence, the Orbital ADS trading price since the date of the change has been in excess of the US$1.00 level (Refer Item 9 – “Nature of Trading Market”). The Company was notified by the NYSE on September 24, 2003 that the Company is no longer considered below the US$1.00 trading price continued listing criterion, although it remains under review for its submitted business plan goals and objectives.

Should Orbital ADSs be de-listed from the NYSE and if an alternative market for trading in the Company’s ADSs was not available, this could have an adverse impact on the Company’s share price.

The Australian Stock Exchange (“ASX”) does not have the same continued listing standards and any delisting of Orbital shares by the NYSE by reason of non-compliance with these standards would not impact on the Company’s listing on the ASX.

•	We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject

Orbital has a 50% interest in Synerject LLC (“Synerject”), a joint venture with SiemensVDO Automotive. Refer to Item 4 – “Information on the Company – Strategic Alliances – Siemens”. Synerject has borrowings of approximately US$20 million from Siemens, half of which have been guaranteed by Orbital. The loan is due for repayment in full on September 30, 2006, provided agreed payments are made during the intervening period. These payments have been set having regard to the business restructure of Synerject which took effect from April 1, 2003.

Should Synerject default in its obligations under the loan arrangements, Orbital may be required to make payments pursuant to the guarantee. If Orbital has insufficient funds at that time to meet that obligation, it would be required to secure additional funding in order to continue its operations. Failure to secure such funding could result in Orbital becoming insolvent.

ITEM 4. INFORMATION ON THE COMPANY

History And Development Of The Company

Orbital Engine Corporation Limited is incorporated as a public company in Australia and operates under the Corporations Act 2001. The Company’s domicile is Australia where its registered office and principal place of business is located at 1 Whipple Street, Balcatta, Western Australia (tel +61 8 9441 2311). The Company’s wholly owned United States operating subsidiary, Orbital Fluid Technologies Inc., is located at 389 W. Hunters Creek Road, Lapeer, Michigan.

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

Orbital Engine Corporation Limited	Class of Shares	Consolidated Entity Interest
		2003	2002
		%	%
Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
- S T Management Limited	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide facilities for the design, manufacturing, development and testing of engines and powertrains.

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

In December 1991, Orbital offered for sale 2,890,000 American Depositary Shares (“ADSs”) (representing 23,120,000 ordinary shares in Orbital) and BHP offered for sale 510,000 ADSs representing 4,080,000 ordinary shares in Orbital. These ADSs were listed on the NYSE at that time. BHP reduced its shareholding to 9.5% in July/August 1998 and to nil in December 1999.

In July and August 1998, Orbital was listed by local market makers on “over the counter” markets in Germany, with the Company’s securities traded on the Frankfurt and Berlin Stock Exchanges.

As of October 31, 2003, approximately 40% of Orbital’s outstanding shares were held in the form of ADSs traded on the New York Stock Exchange. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Strategy

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets, especially the global automotive market. Orbital’s strategy is to, where appropriate, participate actively in the commercialisation to reduce risks and advance the rate of adoption of OCP Technology. An example of this strategy is Orbital’s investment in Synerject LLC, a 50:50 joint venture with Siemens VDO Automotive.

Orbital Combustion Process

The breakthrough in engine design achieved by Orbital is a stratified combustion process, which involves an air-assisted injection of fuel directly into the combustion chamber and uses electronic control of the fuel delivery, injection timing, ignition and other variables. The OCP fuel injection process and control is suitable for both two-stroke and four-stroke engines and has been applied successfully across a range of cylinder displacements from 50cc to greater than 500cc, and over a range of operating engine speeds.

In a conventional engine, the fresh fuel/air mixture is prepared upstream of the cylinder (whether by carburettor or conventional EFI) and enters the cylinder during the intake stroke, with the intent of forming a homogenous mixture of air and fuel within the cylinder. The OCP systems allow a highly stratified combustion process to occur, containing the combustible fuel cloud to a small area within the cylinder, with the remainder of the air in the cylinder being not fuelled. This process, at light loads, allows the engines with OCP Technology to run very lean (in some cases, total engine operation is carried out without the use of an air intake throttle). Under high load conditions, the OCP system tends to run more like a homogeneously charged engine, with good mixing of the fuel/air mixtures within the cylinder.

In the case of a two-stroke engine, the OCP system allows injection to occur after exhaust port closures at light loads, minimising the short-circuiting of fresh fuel/air mixture out of the exhaust port as occurs in conventional two-stroke engines. In the case of a four-stroke engine, this allows lean engine operation, significantly reducing the engine pumping work.

The combustion process itself, due to control of the air to fuel ratio gradient within the spray plume, allows clean and controlled combustion, resulting in further improvements in fuel economy and emissions control.

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

Sources of Income

(in 000’s of A$)

	Australia			North America			Europe			Asia			Total
	03	02	01	03	02	01	03	02	01	03	02	01	03	02	‘01
Supply of Systems	0	0	0	28,499	34,910	37,045	0	220	0	805	618	894	29,304	35,748	37,939
Engineering *	3,630	1,086	2,296	1,564	2,903	4,465	2,617	2,987	7,702	2,278	1,789	1,026	10,089	8,765	15,489
Royalties	0	0	0	1,978	2,469	3,467	1,126	160	0	88	64	70	3,192	2,693	3,537
Licence fees	0	0	0	0	1,393	0	0	1,978	181	699	387	1,216	699	3,758	1,397

	3,630	1,086	2,296	32,041	41,675	44,977	3,743	5,345	7,883	3,870	2,858	3,206	43,284	50,964	58,362

Other income from ordinary activities													3,187	2,389	3,289

TOTAL													46,471	53,353	61,651

*	includes machine shop and small manufacturing, based in Australia.

Orbital has earned revenues from the sale of fuel systems and other components made by Orbital through its joint ventures (principally the Company’s 50% shareholding in Synerject LLC) and from fees for the provision of consulting and engineering services to a growing international customer base. The marine and recreation fuel systems and components business was transferred to Synerject LLC with effect from April 1, 2003.

The Orbital group also earns revenues from royalties and the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at November 30, 2003, Orbital has 14 agreements, 13 to end users of technology or suppliers and one to parties in a financing arrangement, that grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At November 30, 2003 Orbital had 6 customers using OCP Technology in commercial production.

During the last three fiscal years Orbital spent approximately $8.57 million on research and development programs.

Currently the following agreements granting rights to Orbital’s OCP Technology are in place:

Agreements for Rights to OCP Technology

Date	Company	Market
September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

May 1996	Bombardier - Rotax GmbH	Marine and Recreational

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (1) (Joint Venture with Siemens Automotive Corporation)	Fuel Injection Systems

December 1997	Axiom Pty Ltd (2)	Non-Automotive

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motocycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

(1)	On November 16, 1998, Orbital announced an expansion of the Synerject Joint Venture to support motorcycle applications with air assisted direct injection and electronic fuel injected systems.
(2)	This license agreement is in relation to a financing arrangement. Further details are set out in Note 25(a) to the Consolidated Financial Statements incorporated herein by reference.

Although these license agreements differ in their specific terms, generally each license agreement defines the scope of access rights to the OCP Technology, including geographic regions, applications covered by the license agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the license and royalty periods, and confidentiality provisions. The license agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilise the OCP Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A license agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic OCP Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the license agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its license agreement with Orbital, the licensee would forfeit the license and any technical disclosure fees paid through to the date of termination.

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

Orbital currently relies upon a relatively small number of customers for the majority of its revenues in any particular year. During the three fiscal years ending June 30, 2003, Orbital earned revenue of $134 million, or approximately 85% of its revenues, from customers with existing license agreements and related agreements (principally for supply of systems manufactured by Synerject and for Orbital to provide engineering and testing services). The total amount of revenue payable to Orbital under the existing license agreements in future years may be substantially less than those earned in recent years unless there are expansions of these agreements. Additional revenue received under the terms of the existing agreements will depend upon, among other things, any expansions of the territories or applications covered by the license agreements, any technical disclosure made to the licensees, the provision of additional engineering or engine development services and the provision of additional engines meeting specified performance targets. If any additional license agreements are entered into, Orbital would expect to receive additional license fees under such agreements. In general, a majority of license fees would be received before any commercial production may commence and within three years of the execution of the license agreement.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the OCP Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. For example, Orbital would currently expect to receive a royalty of approximately US$35.00 to US$40.00 for each automotive two-stroke engine sold if a licensee were to sell such engines employing all relevant current and future OCP Technology to achieve lowest emissions for use in an intermediate-sized United States passenger car. Royalties for the non-automotive application of OCP Technology range from approximately US$6.00 for a small scooter to US$60.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with OCP Technology has only commenced in recent years. Production royalties of approximately A$3.19 million have been received by Orbital in the 2003 fiscal year compared to approximately A$2.69 million in 2002. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future.

Strategic Alliances

Siemens VDO Automotive Corporation (formerly Siemens Automotive Corporation)

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Siemens Automotive Corporation. At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology.

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter Original Equipment Manufacturers (“OEMs”) with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enables Synerject to provide both technical and program management services to the customer. Orbital believes that this expansion has the potential to expedite and grow market penetration in the motorcycle and scooter market by offering services and support that customers in this market segment may not have in-house. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (Direct Injection Technology), the first commercial motorcycle or scooter using Orbital’s DI technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motocycles each launched two motor scooter models incorporating Orbital’s direct injection technology. Peugeot launched its Jetforce scooter during the 2003 fiscal year.

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

Synerject has operations located in Newport News, Virginia and in Toulouse France. In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Siemens VDO’s non-automotive systems business which is now conducted in Toulouse.

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until 30 September 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject. As part of the restructuring arrangements, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them. The restructuring did not involve any cash contribution by the Company.

The strategic and operational implications of the above restructure can be summarized as follows:

•	Establishment of a direct supply arrangement between Synerject and customers in the marine and recreation sector similar to its supply arrangements to motorcycle customers.

•	Synerject has a wider portfolio of products to offer its customer base.

•	Synerject gains immediate revenue growth and enhanced future growth prospects.

•	Orbital reduces costs by closure of its US office.

•	Integration of the acquired businesses results in synergies for the benefit of Synerject.

•	Integration can be achieved by Synerject with no change in senior management.

•	Synerject increases equity by US$12.5 million and secures long-term finance reducing financial risk.

Orbital and Siemens-VDO Automotive each hold a 50% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held. Working capital for the joint venture is provided by loan funds from Siemens Capital Corporation. As part of this arrangement, Orbital has guaranteed 50% of the loan and lease obligations of Synerject. See Item 3 “Key Information – Risk Factors – We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject”.

Delphi Automotive Systems

In 2001, Orbital signed a Technical Transfer and Development Agreement with Delphi Automotive Systems to co-operate on market development and supply of direct fuel injection systems for worldwide automotive applications. As a result of the agreement, Orbital is able to offer to automotive Original Equipment Manufacturers (OEMs) the services of a Tier 1 supplier for the manufacture of OCP technology components.

Lotus

Orbital has an ongoing alliance with Lotus. The memoranda of understanding for this alliance are largely non-binding and provide a basis for information sharing, future co-operation and expanded business dealings. The alliance enables the two companies to take advantage of each other’s expertise to deliver vehicle and powertrain engineering services to third parties.

UCAL Fuel Systems

In February 2003, Orbital entered into a Technical Cooperation Agreement with UCAL Fuel Systems Ltd, a manufacturer of carburettors and fuel injection system components for the Indian motorcycle and automotive markets. Under the agreement UCAL has been granted the right to manufacture and supply certain components of Orbital’s direct injection fuel systems to the 2-stroke 2 and 3 wheeler motor vehicle market in India.

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

The main competition to the use of OCP Technology for four-stroke automotive applications is the current high pressure, single fluid, direct injection fuel systems being employed by Japanese and European vehicle manufacturers. OCP Technology provides both improved fuel economy and emissions when compared to current published high pressure, single fluid, direct injection fuel system data on multi cylinder engines. Management also believes Orbital’s total fuel system cost to be comparable to the high pressure, single fluid, direct injection fuel system.

Competitive technology for use on four-stroke engines to achieve fuel economy and reduced emissions that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, engine down sizing and cylinder de-activation. In late 1996, Mitsubishi and Toyota released a direct injected four-stroke engine into the Japanese market. More recently, a number of other companies, including Alfa Romeo, Renault, Peugeot, Volkswagen and DaimlerChrysler, have introduced models incorporating high pressure direct injection systems, primarily for sale in European markets.

Other competition to engines employing OCP Technology may also include other lean burn engines, variable valve timing, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Based upon publicly available technical data on other engines, like electric or hybrid vehicles, Orbital believes that such engines may not be sufficiently advanced in terms of performance and cost to be considered a competitive alternative at present to the OCP Technology. Some of these technologies would be complimentary to OCP. Orbital believes the OCP Technology may be suitable for use in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various DI technologies, such as FICHT and other high pressure single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

Outboard Marine Corporation (OMC), which had purchased a controlling interest in FICHT GmbH, to have access to the FICHT direct injection technology (referred to above) developed by that company, filed for bankruptcy in December 2000. Subsequently, Bombardier Corporation, an existing licensee of Orbital and manufacturer of personal watercraft incorporating OCP Technology, acquired some of the assets of OMC, including the rights to use FICHT technology. Bombardier has commenced production of marine outboard engines incorporating FICHT technology, but continues to use OCP Technology in its personal watercraft.

In August 2003, Bombardier announced that it had reached in principle agreement for the sale of its Recreational Productions Division which manufactures personal watercraft. The sale is expected to be concluded by the end of calendar 2003. The impact, if any, on Orbital of the sale is not yet known.

Automotive

Four-Stroke

Orbital has agreements with a number of customers that provide for the application of OCP Technology to four-stroke engines. Orbital is able to supply its customers through Synerject or the customer’s preferred supplier, with direct injected, air assisted fuel injection systems, to support production development.

OCP on a 4-stroke engine offers significant fuel economy benefits whilst satisfying the increasingly more stringent emissions requirements. The low engine out oxides of Nitrogen capability has the potential to offer lower cost after treatment systems compared to other technologies that can improve fuel efficiency.

The performance of Orbital technology has previously been demonstrated on a test vehicle which was in Europe for evaluation by a number of manufacturers and vehicle manufacturing companies. The test vehicle is a standard Ford Mondeo powered by a 2.0 litre DOHC 4-stroke engine fitted with an Orbital direct injection system. Its performance was independently verified in October 1999 by RWTUV Fahrzeug GmbH, the technical body responsible for exhaust emissions in Germany and a number of car manufacturers and subsequently by Johnson Matthey, a leading developer and supplier of catalytic systems to the automotive market. The results from the testing by Johnson Matthey are demonstrated in Table 1 below.

TABLE 1

VEHICLE TAILPIPE EMISSIONS INDEPENDENTLY MEASURED

ORBITAL DI VEHICLE EMISSIONS

	Hydrocarbon (HC)	Oxides of Nitrogen (NOx)	Carbon Monoxide (CO)
	(g/km)	(g/km)	(g/km)
OCP DI	0.069	0.035	0.229
EURO 3	0.20	0.15	2.30
EURO 4	0.10	0.08	1.0

(MVEG-B Drive Cycle, 1360kg, 2 l disp, measured by Johnson Matthey, Royston 2/2000, Hydrothermally, continuously Lean, Aged (800’C) Underbody JM440/LC53 Catalyst)

This testing by Johnson Matthey and further testing by our customers demonstrated that the vehicle achieved the European Stage 4 emission limits due to take effect in the year 2005 and a 13% improvement in fuel economy over an identical vehicle fitted with a conventional fuel injection system.

Importantly these results were achieved with a catalyst system that is understood to be significantly lower in cost than that required by the alternative High Pressure Direct Injection (HPDI) systems. This is made possible by Orbital’s ability to control the pre-catalyst (engine out) pollutants emitted from the engine whilst maintaining a significant fuel economy improvement over the European emissions drive cycle. Continued development at Orbital has now achieved a 20% fuel economy advantage under optimal conditions while still achieving the European Stage 4 emissions requirements.

Competing gasoline DI systems (HPDI) can achieve improvements in the fuel economy but one of the consequences has been an increase in the fundamental engine emission levels. Consequently they are more dependent on the lean NOx catalysts to control engine emissions and they require higher loadings of precious metals in the catalysts. This adds significantly to the cost of competing DI systems.

The increased dependence on lean NOx catalysts also adds to the technology risk facing HPDI systems. Lean NOx catalysts are not yet proven to have high levels of durability. They are highly susceptible to degradation with the high sulphur fuels typically available in the United States, Australia and elsewhere.

Table 2 below illustrates the advantages the Orbital system offers by exhibiting lower exhaust emission levels over existing, conventional, manifold injected systems. (Results based on internal testing carried out by Orbital using the Euro III (2000) Test Cycle – Ford Mondeo Roadload , 1360 kg.)

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

The worldwide emphasis on reduced vehicle fuel consumption together with the increasing availability of low sulphur fuels continue to be major drivers to the automotive producers’ desire to reap the full potential of direct gasoline fuel injection.

First generation, high-pressure systems, have failed to deliver significant on-road fuel economy benefits. Manufacturers are now investing in improved cylinder designs that locate the injector in the centre of the combustion chamber and which, when combined with low sulphur fuel, deliver much improved fuel economy.

This desire to adopt the next generation of direct injection (DI) technologies has created a renewed interest by original equipment manufacturers in considering Orbital’s low pressure air assisted DI technology for production applications. A recently completed extensive development and application program by Orbital for a European customer has confirmed that the Orbital direct injection technology when applied to optimised designs of 4-stroke engines continues to deliver benefits ahead of competing technologies.

This customer program involved designing a new 2-valve, 4-cylinder variant of an existing production engine featuring the close integration of Orbital’s direct fuel injection technology in the preferred configuration of a centralised injector. In addition to the design and analysis of the new cylinder head and ancillary systems, Orbital was responsible for all engine test and development activities including engine dynamometer development of emissions and full load performance, verification of operation and vehicle chassis dynamometer calibration of emissions, driveability and catalyst system development. The resulting demonstrator vehicle delivered a fuel economy improvement over the standard production vehicle of approximately 17% using the European drive cycle together with emissions below Euro IV levels.

Orbital continues to work with a number of automotive customers on programs which, if successful, could lead to future serial production. However, to date, no serial production commitments have been made.

Two-Stroke

The Orbital Combustion Process when applied to conventional two-stroke cycle engine designs offers the ability for such engine designs to be considered viable alternatives to four-stroke cycle engines in common use today in automobiles.

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

Two-stroke engines, because of their operating cycle, inherently have the capability of producing more power than conventional naturally aspirated four-stroke engines of the same engine displacement. This, together with the elimination of the need for complicated valve actuation mechanisms, results in an engine that can be simpler, have fewer components and be smaller and lighter than equivalent power four stroke engines.

Orbital believes the cost of manufacturing an OCP two-stroke engine is lower than the cost of comparable four-stroke engines at comparable production volumes. This manufactured cost advantage comes about from the combined effect of lower investment cost, lower parts count and lower manufactured cost.

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

The adoption of new or alternative technology in the automotive industry is driven by numerous factors both internal and external. External factors include competitive pressure, consumer demand and government legislation. Internal factors include cost, need for improved performance, product differentiation, level of fixed investment, model mix and perceived and actual risk. Orbital has little or no influence on internal and external factors. Currently, the use of

Orbital’s technology for 2-stroke automotive applications is not being actively marketed as potential manufacturers in emerging markets face unpredictable economic and political uncertainty. The use of the technology in these markets does however remain part of the Company’s product portfolio if required.

Motorcycles and Scooters

Based on management estimates, the worldwide motorcycle and scooter market produces approximately 24 million units annually with an anticipated growth rate in the order of 5% per annum. In the less than 100cc engine displacement market, management estimates that the significant majority of the engines used for these applications are carburetted two-strokes due to their high power to displacement capability. However, while two-stroke engines are traditionally associated with performance, they are also associated with higher pollutant emissions. Emissions legislation relating to motorcycles and scooters has been implemented or is being proposed in a number of countries. In particular, in addition to existing or more stringent proposed emission levels, many future emission standards will include the cold start as a part of the emission test drive cycle, reviews of drive cycles to include higher speed operation and a high mileage emission durability requirement. Europe is now proposing On Board Diagnostics for any motorcycle with a displacement greater than 150cc from 2006/2007 to ensure high mileage emission capability. Deteriorating air quality and the proven impact on health in concentrated population areas has seen several Asian countries seeking to rapidly develop and establish legislation for automobiles and scooters. Some cities in China, for example, are in the process of banning “unclean 2 strokes” (Direct Injected 2 strokes are deemed to be ‘clean’). Incentives for earlier introduction of product meeting the next level of emission requirements are now in the process of discussion and implementation in Europe.

Table 3 shows the emissions levels for proposed legislation in key markets as currently understood by Orbital. There are a range of drive cycles and specific requirements being proposed for each of the market segments.

TABLE 3

MOTORCYCLE EMISSION LEGISLATION

Region	Test Cycle (1)	Emissions Limits (g/km)	Introduction Date
Europe	ECE 47 (<50cc)	3.0 HC + NOx 6.0 CO	EURO1 1999
		1.2 HC + NOx 1.0 CO	EURO2 2002
	ECE 47 (<50 cc), with sample at t=0	1.2 HC + NOx 1.0 CO	EURO 3 2006 *
	ECE 40 (>50 cc)	4.0 HC 0.1 NOx 8.0 CO (2 stroke)	EURO1 1999
		3.0 HC 0.3 NOx 13.0 CO (4 stroke)	EURO1 1999
	ECE 40 (<150cc)	1.2 HC 0.3 NOx 5.5 CO	EURO 2 2003 (for 2 and 4 stroke)
	ECE 40 (>150cc)	1.0 HC 0.3 NOx 5.5 CO	EURO 2 2003 (for 2 and 4 stroke)
	ECE 40 Modified with sample at t=0	0.8HC 0.15 NOx 2.0CO < 150 cc	Stage 3 (2-stroke/4-stroke) 2006 * Incentive for early release prior to 2006.
	ECE 40 Modified with sample at t=0	0.3HC 0.15 NOx 2.0 CO > 150cc
Taiwan	CNS	2.0 HC + NOx 3.5 CO	Current
		1.0 HC + NOx 7.0 CO (2 stroke)	2004 *
		2.0 HC + NOx 7 .0 CO (4 stroke)	2004 *
India	IDC	TA 2.0 HC + NOx 2.0 CO	2000
		CoP 2.4 HC + NOx 2.4 CO	2000
		1.5 HC + NOx 1.5 CO	2005 *
		1.0 HC + NOx 1.0 CO	Not later than 2010 *

*	In field durability requirement
(1)	ECE 47– Economic Commission for Europe Test Cycle: specifications for measures to be taken against air pollution caused by MOPEDS (scooters with maximum speed limited to less than 45 km per hour).

ECE 40 – Economic Commission for Europe Test Cycle: specification for measures to be taken against air pollution caused by motorcycles and motor tricycles.

CNS – Chinese National Standards

IDC – Indian Drive Cycle

Orbital management expects that emissions requirements in China will be introduced but, at this stage, the actual implementation dates are uncertain.

In-house testing of Orbital’s direct injection (“DI”) motorcycle/scooter engines has consistently demonstrated the capability to meet current emissions regulations. Results from individual prototypes have been as low as 0.9 (HC + NOx) and 0.8 (CO). Addition of a small oxidizing catalyst can add further production margin and address future emissions requirements.

Based on tests conducted by Orbital, management believes that Orbital’s DI system fitted to existing motorcycle engines does not result in the reduced engine power normally associated with alternative low emission solutions. The Orbital DI system offers enhanced drivability, retains the performance advantages of the two-stroke engine over the four-stroke, and also provides both a smooth engine operation without the irregular combustion associated with conventional two-stroke engines and significantly reduced visible exhaust smoke levels.

The direct injection system applied to scooters and motorcycles is similar to the systems Mercury Marine, Bombardier and Tohatsu currently have in production in the marine environment. This system utilises available components from automotive and emerging direct injection markets.

The benefits of employing Orbital technology were outlined by Aprilia, a leading European scooter manufacturer, at the launch in 2000 of the SR 50 DITECH™, the first commercial scooter using Orbital’s DI technology. Aprilia stated that its DITECH™ system is “a revolutionary technology bringing performance, record consumption and ultra-low emissions together in one engine”. Aprilia added that DITECH™ is a “giant stride forward in terms of performance and reduction of fuel consumption and pollution without compromising objectives such as simplicity, reliability, safety, character, power and, above all, riding pleasure”.

Aprilia stated in their SR50 product release documents that Ditech allows a 40% reduction in fuel consumption (ECE 47 drive cycle) and achieves an 80% reduction in pollutant emissions, whilst maintaining performance. With the release of the Scarabeo DITECH™ in 2001, Aprilia stated that the Scarabeo DITECH™ is the first two-stroke scooter in the world to achieve the EURO 2 emissions standards without a catalyst. During 2002 Aprilia implemented a new global sales strategy which resulted in DITECH SR50 scooter sales in several new countries, including Australia.

During the 2002 fiscal year, Piaggio, the largest producer of 2-wheeled vehicles in Europe, and Peugeot Motocycles each released two new products fitted with OCP Technology. Peugeot’s “Jetforce” scooter was released for sale for the European 2003 summer market, bringing to seven the number of motorcycle models on the market incorporating Orbital’s direct injection technology.

Orbital’s business development efforts in the motorcycle area are divided between growing OCP technology market share for European applications and pursuing new business in Asia.

During the 2003 fiscal year, Orbital continued to work proactively with its European customers and Synerject to assist with the launch of new customer models and to win new business. Activities included marketing OCP technology for use on higher engine capacity platforms and increasing the penetration of that technology on 50cc applications.

Orbital continues to offer engineering services to both regional motorcycle manufacturers and Tier 1 component suppliers to assist them in establishing local component supply infrastructure for Orbital’s technology in major Asian markets.

Business development activities focused on India and Taiwan where forthcoming emissions standards will be implemented and where there is an interest in extending the life of existing investment in 2-stroke engine production lines.

In January 2003, Orbital entered in to a Technical Cooperation Agreement with UCAL Fuel Systems Limited, a manufacturer of carburettors and fuel injection system components for the Indian motorcycle and automotive markets. Under the agreement, UCAL has been granted the right to manufacture and supply components of Orbital’s OCP direct injection fuel system to the 2-stroke motorcycle market in India.

The agreement with UCAL is an important initial step for the adoption of Orbital technology by domestic Asian motorcycle manufacturers. UCAL and Orbital are working with leading Indian manufacturers to progress the adoption of the technology.

In October 2003 Orbital’s Taiwanese licensee, Kymco, announced that they are developing a direct injection system (incorporating OCP technology) for planned introduction on certain 100cc and 50cc scooter models scheduled to be launched in 2004.

Throughout the year, the range of products offered to motorcycle customers was expanded to include OCP direct injection 4-stroke products developed by Orbital’s Automotive group and high value EMS engineering consultancy services.

OCP direct injection for 4-stroke technology has the potential to deliver fuel economy improvements of approximately 10% to 15% over existing 4-stroke carburetted engines, depending on the application, whilst complying with increasingly stringent emission standards. Initial interest in this product has been strong, particularly for developing countries with high gasoline prices and low average wages.

Orbital, either directly, or via Synerject, its joint venture with Siemens VDO, presently has commercial agreements or Memorandums of Understanding with a number of motorcycle OEMs. Programs are also being conducted with other major motorcycle manufacturers to apply prototype Orbital DI fuel injection systems to motorcycles and scooters for evaluation.

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

Pocket Dash™, Orbital’s diagnostic unit designed and manufactured to support the motorcycle air assist direct injection products, achieved further sales to dealers in Europe, together with the provision of upgrade kits which further enhance the functionality of existing Pocket Dash units in the field. Potential interest in this low cost diagnostic system is now being received from India and other countries that may require the implementation of Engine Management Systems in the near future in order to comply with the forthcoming local emissions requirements.

Marine and Recreation

In the marine and recreation market, the two-stroke engine is used in many outboard, personal watercraft (PWC), snowmobile and other applications where high power density is desirable. In recent years four-stroke outboard engines, PWCs, and snowmobiles are being marketed in addition to two-stroke models.

Emissions legislation for outboards and PWCs enacted in the USA in fiscal year 1997 calls for a progressive and linear reduction in emissions. Each succeeding model year requires a greater number of engines capable of improved emissions or implementation of technology capable of larger emissions reductions. The State of California has introduced an accelerated emission requirement, which called for 75% emission reduction in 2001 and further reductions in 2004. Orbital’s customers are able to meet these requirements by incorporating the OCP technology into their engines, while at the same time improving fuel economy, reducing the tendency to stall, reducing smoke levels, providing better stability and improving starting, when compared to conventional (carbureted) two-stroke marine engines. The State of California has also introduced tighter emissions requirements for 2008. These requirements have been achieved by the Mercury Marine 135 hp OptiMax™ outboard.

Two of Orbital’s three production customers, Mercury Marine and Bombardier-Rotax, expanded their product ranges utilizing Orbital technology in the 2003 financial year, despite challenging market conditions.

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

Mercury now produces nine engines in the OptiMax™ line, ranging from 115 hp through to 250 hp, with the addition in 2003 of the OptiMax™ 3-cylinder engine models including the 115 hp model and the scheduled release in the third quarter of calendar year 2003 of 75 hp and 90 hp models. Mercury also supplies OptiMax™ engines to Bombardier for their sport boats and to Polaris for their recently released Jetboat.

Bombardier introduced a fourth OCP powered PWC in their 2003 model year with the release of the Sea-Doo XPDI™ watercraft. Orbital has benefitted from a full year of sales of Tohatsu’s four TLDI™ 3-cylinder outboard models, generating record direct injection production volumes under the Tohatsu and Nissan brand names.

In the marine and recreation area, Orbital presently has license agreements with Brunswick Corporation (makers of Mercury and Mariner engines), Bombardier-Rotax and Tohatsu Corporation. As noted above (Item 4. Information on the Company – “Competition”), Bombardier announced in August 2003 that it had reached in principle agreement to sell its Recreational Products Division. The sale is expected to be concluded by the end of calendar 2003. The impact, if any, on Orbital of the sale is not yet known.

Engineering Services

While continuing to develop its OCP technology for motorcycle, marine and recreation, and automotive applications, Orbital has sought to increase its revenue by widening the scope of its engineering services and testing. Orbital provides engineering solutions for all types of powertrains at its development centre in Western Australia. In providing these solutions, the following skills and resources are utilized:

•	Engine design and modelling (2D and 3D)

•	Numerical analysis

•	Computational fluid dynamics

•	Combustion and fuel system development

•	Calibration and control strategy development

•	Rapid turn-around prototyping

•	Engine management systems development

•	Vehicle testing and validation

The Company utilises fully equipped engine emissions and performance dynamometers, engine durability cells, engine and vehicle environmental cells, vehicle emissions chassis dynamometers and mileage accumulation dynamometers.

Orbital’s capabilities and expertise in these areas have been recognised in various programs that the Company has undertaken in the 2003 financial year. An extensive program was commissioned in late 2002 by the Australian Government agency, Environment Australia, to assess the impact of running a range of engines on petrol containing 20% ethanol. The purpose of the program was to determine the impact on motors of this level of ethanol in petrol through extensive on-bench and engine testing. The results of the work were taken into account in establishing government policy on the maximum ethanol content of petrol.

On-engine and vehicle production and proofing programs were also carried out to validate customers’ engines and vehicles over extensive durability test cycles using robotically controlled mileage accumulation dynamometers and automatic engine test facilities.

As a result of offering a wider range of services, Orbital’s customer base has expanded significantly over the past 12 months, particularly in the Australasian market.

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

As at November 30, 2003, Orbital had approximately 120 individual patent families with a total in excess of 530 patents and patent applications in approximately 30 countries. As of November 30, 2003 there were 81 granted patents and 18 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurances that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

Orbital is not a party to any present litigation relating to patents, but it has in the past and may in the future receive claims from other parties that the OCP engines or components or elements of such engines infringe patent rights or other rights of such other parties. Orbital may also in the future need to sue other parties for infringement of patent or other Intellectual Property rights relating to its OCP Technology. In the event of either being sued by other parties or suing other parties, the management time and legal expenses required to be devoted to these claims could have an adverse effect on Orbital’s future operating results, even if Orbital won any such suits.

Description of Property

Orbital has its principal facilities in Balcatta, Western Australia.

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

The primary focus of the Balcatta facility is the provision of engineering services, the preparation of engines utilising OCP Technology for the production validation process and research and development. Equipment includes twelve engine development test cells, four engine durability test cells, five vehicle emission chassis dynamometer cells, two outboard motor test tanks, one personal water craft test tank, four robot driven vehicle mileage accumulation chassis dynamometers, and one environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a state of the art computing system. The computing system supports a range of complex and data intensive engineering requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

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

As a consequence of the transfer to Synerject of the marine and recreation system sales business in April 2003, Orbital Fluid Technologies Inc (“OFT”) closed its US office in Newport News, Virginia. OFT now has its registered office in Lapeer, Michigan.

Orbital Engine Company (UK) Limited (“OECUK”) vacated its office in Berkshire, United Kingdom in February 2003. Orbital now undertakes its European marketing and licensee engineering support from Australia.

Under the terms of Orbital’s loan facilities with Westpac Banking Corporation and State Government of Western Australia, the assets of Orbital, including its plant and equipment (but excluding patents, licenses and technologies and research and development deposits), have been pledged to secure the level of borrowings under such facilities.

Events After the End of the Financial Year

On June 6, 2003, the Company announced that it would be making an offer, via a Share Purchase Plan (“SPP”), to its

Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share. The offer under the SPP closed on July 10, 2003. Approximately A$3,280,000 net of transaction costs of approximately A$245,000 was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on July 17, 2003.

On August 21, 2003 the Company announced that Mr Ross Kelly had retired as Chairman of the Company with effect from that date. Mr Donald W J Bourke was appointed Chairman of the Company with effect from August 21, 2003.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2003 fiscal year Orbital’s revenues were generated from fuel system sales, under licensing and licensing related agreements for the OCP Technology, contracts for engineering services, including engine development programs, the Company’s 50% share in Synerject LLC and interest and other income.

With effect from April 1, 2003, Orbital’s marine and recreation system sales business was transferred to Synerject, which also acquired Siemens VDO’s non-automotive systems business. Refer Item 4 – “Information on the Company – Strategic Alliances - Siemens”. Although, as a consequence, Orbital’s system sales revenue will be nil in future years, Synerject should be able to achieve greater cost efficiencies and, through its 50% share in Synerject, Orbital is expected to benefit from 50% of the earnings of both transferred businesses.

In conjunction with the transfer of Orbital’s marine and recreation system sales business to Synerject in April 2003, Orbital has reorganized and simplified its business unit structure. The business is now managed by function, being sales and marketing, engineering, finance and administration rather than the previous business sectors, being marine and recreation, motorcycle, and automotive.

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

Recent Developments

As announced at the Company’s Annual General Meeting on October 23, 2003, in the quarter to September 30, 2003 revenue from trading operations (excluding system sales) was up 82% over the same quarter in fiscal 2003 and gross margin was up 190% over the same quarter’s comparison. Profit after tax for the quarter to September 30, 2003 was ahead of the corresponding quarter in fiscal 2003 by A$3.2 million. Cash flow for the quarter to September 30, 2003 is positive and, excluding capital raisings, underlying trading has added A$0.6 million to cash on hand. The first quarter of fiscal 2004 was, however, favourably impacted by a number of one-off events, including the timing of license payments and credits under an Australian Government assistance scheme, which will not occur in the second quarter.

Critical Accounting Policies and Estimates

The following accounting policies and estimates of a critical nature have been adopted in preparing the financial statements of the Company:

Going Concern

In the financial statements for the year ended June 30, 2003, dated 21 August 2003 (refer Note 1.1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report), it was stated as follows:

“Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of A$1.865 million during the year ended 30 June 2003 and as at 30 June 2003 the carrying amount of the consolidated entity’s liabilities exceeded the carrying amount of assets by A$11.983 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i) At 30 June 2003 the consolidated entity had cash of A$9.007 million.

(ii) On 17 July 2003 the Company acquired a further A$3.280 million in cash (net of issue costs) from the issue of further equity under the share purchase plan.

(iii) The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to A$236.083 million at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

(iv) Included in non-current liabilities at 30 June 2003 is a loan of A$19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of OCP engines produced to 30 June 2003 totalled approximately 350,000. No interest accrues on this facility until such time as the loan becomes repayable.”

Since the date of those financial statements (August 21, 2003) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a)	Points (ii) to (iv) above have not changed.

(b)	At October 31, 2003 the consolidated entity had cash of $12.691 million.

(c)	Cash flows are forecast to be positive for the year to June 30, 2004.

Provision for Product Warranty

Provision for product warranty is estimated based on a set percentage value in relation to the volumes of products sold and currently under warranty in the market place. The set percentage values have been determined based on rates used by similar organisations in similar markets, adjusted for claims history in relation to particular models and components. In general, back to back warranty agreements exist with component and product suppliers. Limited claims history exists as we have not had significant product volumes in the market place for more than 4 to 5 years. Warranty periods with current customers and products are in general for periods ranging from 1 to 4 years. Management believes that the accounting estimate related to product warranty provision is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine the adequacy of the provision. Therefore, the warranty provision is maintained at an amount management deems adequate to cover estimated product warranty expenses. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty provision. Provision for product warranty amounted to A$1.115 million at 30 June 2003 (A$1.115 million at 30 June 2002) and an expense for the 2003 financial year of A$0.104 million less expired A$0.104 (2002: A$0.296 million net).

With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all new marine and recreation system sales from April 1, 2003 are the responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to April 1, 2003 until the expiry of the warranty periods. Current warranty provision balances of A$0.471 million expire in financial year 2004 and A$0.288 million, A$0.242 million, A$0.114 million expire in 2005, 2006 and 2007 respectively.

Provision for Surplus Lease Space

Provision for surplus lease space is calculated net of the amount management estimates will be received as rental income from future sub-tenants of the surplus space currently leased under non-cancellable operating leases. At June 30, 2003 the Company had in place until January 2004, a sub-tenancy arrangement in respect of approximately 25% of the office building surplus leased space, after which time 100% of the building is considered to be surplus. As at June 30, 2002, 75% of this building was considered surplus. Provision for surplus lease space amounted to A$1.392 million at June 30, 2003 (A$1.150 million at June 30, 2002) with a net expense of A$0.242 million (2002: A$1.150 million net), being A$0.489 million additional provision less rental payments against the provision of A$0.247 million during 2003.

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.017 million at June 30, 2003 (A$0.303 million at June 30, 2002), with a bad debts write-off for the year of A$0.303 million.

Redundancy Expenses and Provision

During the year ended June 30, 2003 the Company expensed redundancy costs of A$0.377 million in relation to involuntary retrenchment of 15 staff. Management, marketing and administration staff accounted for 8 of these employees with the balance being engineers, technicians and operational staff. As at June 30, 2003, A$0.122 million had been paid and A$0.255 million was provided as payable. Of the A$0.255 million provision, A$0.148 million was paid in the week immediately following June 30, 2003.

Redundancies during fiscal 2003 are expected to reduce ongoing annual employee expenses by approximately A$2.5 million.

Reorganization costs

Due to continuing losses and under utilization of resources, management restructured the Company by downsizing the workforce through involuntary redundancies, closing its UK and US offices, and relocating from leased office premises to buildings owned freehold.

During the year ended June 30, 2003 the Company incurred restructuring or reorganization costs of A$0.619 million (2002 A$5.418 million) which included A$0.377 million in redundancy expenses detailed above, plus a net expense of A$0.242 million (2002: A$1.150 million) to the surplus lease space provision.

Savings of approximately A$0.325 million per annum until April 2007 are expected from the surplus lease space provision.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2003 by A$10.846 million to A$40.213 million at June 30, 2003 from A$29.367 million at June 30, 2002.

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

Potential future income tax benefits have not been recognised as assets at June 30, 2003 because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$40.213 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$86.61 million (US$57.859 million) (2002: $111.45 million (US$58.381 million)) are available to certain controlled entities in the United States and have not been recognized as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2003, the $86.61 million of tax carry forward losses available expire between the years 2010 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately A$86.61million. Approximately A$6.7 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and projections for future taxable income (if available) over the periods in which the tax carry forward losses are deductible, management are not in a position to state that it is more likely than not that the benefits of the carry forward losses will be realised in full.

Results of Operations Fiscal 2003 Compared with Fiscal 2002

Orbital’s operating loss after tax attributable to members was A$1.865 million for the year ended June 30, 2003 compared to A$26.776 million for the year ended June 30, 2002. The 2002 result included a provision of A$6.4 million for the investment in Indonesian licensee Texmaco. The 2003 full year result comprised an operating profit in the second half of A$1.0 million, a significant improvement on the A$2.899 million loss in the first half.

Details of Orbital’s sources of revenue (in A$000s) are as follows:

	Australia			North America			Europe			Asia			Total
	03	02	01	03	02	01	03	02	01	03	02	01	03	02	‘01

Supply of Systems	0	0	0	28,499	34,910	37,045	0	220	0	805	618	894	29,304	35,748	37,939
Engineering *	3,630	1,086	2,296	1,564	2,903	4,465	2,617	2,987	7,702	2,278	1,789	1,026	10,089	8,765	15,489
Royalties	0	0	0	1,978	2,469	3,467	1,126	160	0	88	64	70	3,192	2,693	3,537
Licence fees	0	0	0	0	1,393	0	0	1,978	181	699	387	1,216	699	3,758	1,397

	3,630	1,086	2,296	32,041	41,675	44,977	3,743	5,345	7,883	3,870	2,858	3,206	43,284	50,964	58,362

Other income from ordinary activities													3,187	2,389	3,289

TOTAL													46,471	53,353	61,651

*	includes machine shop and small manufacturing, based in Australia.

When compared to fiscal 2002, total revenue for fiscal 2003 declined by 12.9%, from A$53.353 million to A$46.471 million.

•	System sales revenue which accounted for 63.1% of total revenue in 2003 and 70.1% in the 2002 year, declined by 18.0% to $29.304 million for financial year 2003. This decrease was primarily due to the transfer of the marine and recreation systems sales business to associate (Synerject LLC) effective April 1, 2003.

•	Engineering services income was up 15.1% to A$10.089 million assisted by expansion of the customer base outside the traditional OCP engineering areas, including testing of the effects of ethanol in fuel motor vehicles, outboards and other small combustion engines.

•	Royalty income increased 18.5% to A$3.192 million reflecting the first full year of motorcycle royalties and the launch of additional new products including Mercury’s 3-cylinder OptiMax™ product range and Peugeot’s Jetforce scooter.

•	Licence income for 2003 of $0.699 million related primarily to the first instalment from Indian component manufacturer UCAL Fuel Systems Ltd under its license agreement entered into in January 2003.

Other income increased to A$3.187 million in fiscal 2003 from A$2.389 million in fiscal 2002. The increase was mainly as a result of additional plant and equipment sales and $0.453 million in ACIS grant credits from the Australian Government.

Total costs and expenses (excluding share of net profit /(loss) of associate) decreased to A$49.562 million in fiscal 2003 from A$76.160 million in fiscal 2002. This decrease was due to the following:

•	The cost of products decreased 17% to A$27.582 million from A$33.227 million, reflecting reduced product sales arising from the transfer of the marine and recreation system sales business to Synerject on April 1, 2003.

•	Employee expenses decreased 40.5% to A$10.971 million from A$18.450 million as a result of savings from staff redundancies undertaken in fiscal 2002 and after redundancy costs of A$0.377 million in fiscal 2003 and A$3.778 million in fiscal 2002.

•	In 2002, Orbital provided in full (A$6.446 million) for diminution in the carrying value of its investment in Indonesian licensee, Texmaco.

•	Other expenses from ordinary activities decreased 11% to A$16.095 million from A$18.037 million predominantly as a result of variable costs reducing in line with the reduction in total staff numbers.

Orbital’s share of Synerject’s net profit/(loss) improved to a A$1.351 million profit from A$3.068 million loss in fiscal 2002, as Synerject realised the benefits of its restructuring in prior years, a full year of DI motorcycle system sales and the transfer of portions of the parent businesses to Synerject LLC effective April 1, 2003.

The income tax expense for fiscal 2003 was A$0.125 million, being withholding taxes on royalties and license fees. Australian tax losses and timing differences which have not been brought to account totalled A$2.061 million. The amount not brought to account was reduced by an A$0.124 million overprovision of tax in the prior year.

Treatment of certain license revenue and marketing expenses included in the above and prior year results differ under Australian and US accounting standards. Under Australian standards, revenue of A$6.956 million was brought to account and expense of A$1.835 million has been recognised in fiscal 2000. In fiscal 2001, fiscal 2002, and fiscal 2003 further expenses of A$2.319 million, A$2.319 million and A$0.484 million per annum respectively have been included in the results. Under US accounting standards these amounts were excluded from the US GAAP result.

Results of Operations Fiscal 2002 Compared with Fiscal 2001

Orbital’s operating loss after tax attributable to members was A$26.776 million for the year ended June 30, 2002 compared to A$26.837 million for the year ended June 30, 2001. The 2002 result included a provision of A$6.446 million for the investment in Indonesian licensee Texmaco. The full year result comprised an operating loss in the second half of A$6.0 million, compared to A$14.4 million (before Texmaco provision) in the first half.

When compared to fiscal 2001, total revenue for fiscal 2002 declined by 13.5%, from A$61.651 million to A$53.353 million.

As a result of the difficult retail environment in the marine sector, system sales revenue, which accounted for 69% of total revenue for the 2002 year, decreased 6% from A$37.939 million to A$35.748 million. Similarly, royalty income decreased 31% from A$3.537 million in fiscal 2001 to A$2.693 million in fiscal 2002.

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

Other income decreased from A$4.041 million in fiscal 2001 to A$2.389 million in fiscal 2002. The decrease was mainly as a result of a decrease in asset sales in 2002 compared to 2001 and reduced interest receipts due to lower cash deposit balances.

Total costs and expenses decreased from A$89.019 million in fiscal 2001 to A$79.228 million in fiscal 2002. This decrease was due to the following:

•	The cost of products decreased 6% to A$33.227 million from A$35.352 million, reflecting reduced product sales.

•	Employee expenses decreased 12% to A$18.450 million as a result of savings from staff redundancies undertaken in fiscal 2001 and despite redundancy costs of A$3.778 million incurred for the 2002 fiscal year.

•	Other expenses from ordinary activities decreased 8.7% to A$18.037 million.

•	Orbital’s share of Synerject’s net loss declined 76% from A$12.834 million in fiscal 2001 to A$3.068 million in fiscal 2002 due to restructuring and improved performance of Synerject.

•	In part, these decreases were offset by a provision of A$6.446 million in fiscal 2002 (nil in fiscal 2001) against the investment in Indonesian licensee, Texmaco.

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

Synerject

Synerject, Orbital’s 50/50 joint venture with Siemens-VDO, has operations located in Newport News, Virginia and Toulouse, France. In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Siemens VDO’s non-automotive systems business which is now conducted in Toulouse.

Synerject recorded a profit of US$1.144 million in fiscal 2003 compared to a net loss in fiscal 2002 of US$3.664 million. The improvement resulted from major operational and structural changes effected in both 2002 and in fiscal 2003, including price increases and cost reductions. Synerject benefitted from the first full year of production of direct injection products for Piaggio motorcycles and Peugeot Motocycles, together with port injection products for Sanyang and Kymco in Taiwan. Sales volumes to Mercury also increased with the introduction of their 3-cyclinder Optimax range. Synerject also benefitted from the acquisition of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business effective April 1, 2003, as detailed below.

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until 30 September 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject. As part of the restructuring arrangements, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them. Refer Item 4 – “Information on the Company – Strategic Alliances—Siemens” and Item 10 – “Additional Information – Material Contracts – Synerject Restructure Agreements”.

Further details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) incorporated herein by reference.

Convertible Debentures

In July 1998, Orbital announced it had signed an agreement with an institutional investor to raise US$20 million for the provision of working capital. These funds were raised through the private placement of a 3% redeemable subordinated convertible debenture. This debenture was to be issued in two tranches of US$l0 million each, convertible into shares at any time within three years. The first tranche was received in August 1998. In January 1999 Orbital redeemed the US$20 million convertible debenture. Only US$10 million had been drawn down but the entire facility was extinguished. Key elements of the redemption were a 7.5% redemption premium on amounts drawn down and the issue of 375,000 options for Orbital’s American Depositary Receipts expiring on 15 January 2003. These options, one third of which were exercisable at US$3.00, one third at US$3.50 and the remainder at US$4.00 were not exercised. Costs associated with the redemption were almost completely offset by foreign exchange gains arising from the strengthening of the Australian dollar during the time Orbital held the funds.

Liquidity and Capital Resources

In June 2003, Orbital augmented its capital reserves with an underwritten A$6 million capital raising. The raising was split between a A$2.8 million placement on June 6, 2003 and a share purchase plan (“SPP”) that concluded in July 2003 which raised a further net A$3.2 million. Under the placement, 23,333,335 fully paid ordinary shares in the Company were issued to institutional investors at an issue price of A0.12 per share. Further details of the SPP are contained in Item 4 – “Information on the Company—Events After the End of the Financial Year”.

As at June 30, 2003, Orbital’s cash balance was A$9.007 million compared to A$13.764 million at June 30, 2002. At October 31, 2003, the cash balance was A$12.691 million.

For fiscal 2003 Orbital had net cash outflows from operations of A$7.171 million compared to A$13.606 million in fiscal 2002 and A$12.341 million in fiscal 2001. Net cash outflows in 2003 occurred principally as a result of operating losses but were reduced from prior years due largely to savings from reduced employee expenses.

For fiscal 2003, Orbital had net cash inflow from financing activities of A$2.342 million primarily due to proceeds from the issue of shares compared to net cash outflow from financing activities of A$0.404 million (relating to payments under finance leases) in fiscal 2002. For fiscal 2001, Orbital’s net cash inflow from financing activities was A$4.728 million principally from the issue of shares.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2003 this facility was fully utilised by Orbital. Repayment of this facility is due:

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

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$2.568 million, of which A$0.951 million was drawn down at June 30, 2003. At June 30, 2002 available support facilities totalled A$2.169 million, of which A$0.542 million was drawn down. Facilities from other financial institutions are minimal.

Orbital had net cash provided by investing activities of A$0.175 million in fiscal 2003 compared to net cash used in investing activities of A$3.911 million in fiscal 2002 and A$14.350 million in 2001. The significant changes between fiscal 2003 and 2002 resulted from reduced advances to Synerject (2003 total of A$0.147 million compared to a total of A$4.645 million in 2002) and reductions in both interest received (A$0.259 milllion in 2003 and A$0.752 million in 2002) and in purchases of property, plant and equipment (A$0.206 million in 2003 compared to A$0.503 million in 2002). The significant changes between fiscal 2002 and fiscal 2001 resulted from reduced investment and advances to Synerject (2002 total A$4.645 million compared to 2001 total of A$16.495 million) and reduced interest receipts (2002 A$0.752 million compared to 2001 A$2.338 million).

Orbital’s existing cash balances are expected to be sufficient to fund the capital requirements of its existing operations and current business plans over the 2004 fiscal year. Orbital had no capital expenditure contracted but not provided for as at June 30, 2003.

Capital Expenditure

The Company has budgeted capital expenditures of A$0.180 million for fiscal year 2004. In the event of a delay or a reduction in capital expenditure during fiscal 2004 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities.

Synerject and other Investing Activities

Synerject has required significant cash investment by Orbital during the 2001 (A$16.495 million) and 2002 (A$4.645 million) fiscal years. In fiscal 2003, Orbital invested A$0.147 million in Synerject, which operated on a cash flow positive basis for the year ended June 30, 2003. Synerject contributed A$1.351 million in net profit to Orbital in 2003 and is not expected to require any cash contributions from Orbital in fiscal 2004. Other investing activity receipts and payments are not forecast to be significant for fiscal 2004.

Research and Development

Company-sponsored research and development expenditure was A$1.075 million in fiscal 2003, A$2.291 million in fiscal 2002 and A$5.201 million in fiscal 2001. Research and development expenditure during fiscal years 2001, 2002 and 2003 was primarily in the area of application of OCP fuel injection technology to automotive four-stroke engines.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Orbital has guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the 50/50 joint venture with SiemensVDO Automotive. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

At June 30, 2003, Orbital’s obligation under this guarantee amounted to A$14.970 million (US$10.000 million) (2002: A$20.361 million (US$11.459 million)).

Details of Synerject’s operations and results are contained above in this Annual Report and in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) incorporated herein by reference.

The loan arrangements for Synerject LLC were renegotiated in January 2003 and longer term funding to September 30, 2006 has been agreed. Under the arrangements, Synerject has a master line of credit facility to a maximum of $21,000,000, which was reduced to $20,000,000 as of June 30, 2003. The maximum amount will be further reduced by $3,000,000 at June 30, 2004. During the term of the funding arrangement, interest at market rates is payable.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s license agreements, certain fees and royalty payments are, or will be, indexed to inflation. In general, inflation has had minimal effect on Orbital’s results of operations during the last three fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk -Market Exposures” incorporated herein by reference.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	Floating interest rate A$’000		Weighted Average Interest rate %
	2003	2002	2003	2002
Cash	9,007	13,764	4.22	3.35

At June 30, 2003 and June 30, 2002 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average interest rate %
	2003	2002	2003	2002
Cash held in United States Dollars	542	2,043	0.75	1.16
Cash held in European currency units	288	—	0.75	—
Cash held in Great British Pounds	17	55	0	0
Cash held in Japanese Yen	—	85	—	0

At June 30, 2003 and June 30, 2002 Orbital did not have any foreign currency exchange sensitive derivative instruments.

Maturity Profile of Commercial Commitments

Contractual Obligations (A$’000s)	At June 30, 2003 Expected Maturity or Expiry Date
	2004	2005	2006	2014	Total
Finance Leases	142	142	56	—	340
Average Interest Rate	6.08%	6.08%	6.08%	—

Operating Leases	177	46	—	—	223

Long –Term Debt	—	—	—	19,000	19,000
Average Interest Rate	—	—	—	0%

Contingent Commitments

Standby letter of credit	374	—	—	—	374
Performance guarantees	—	—	—	—	69
Security Guarantee	500	—	—	—	500
Guarantee for Synerject	—	—	—	—	14,970

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Memorandum and Articles of Association, may be comprised of no fewer than three, nor more than twelve members. The present number of directors is four, of whom one is an executive director, as set out below.

In October 2002 the Hon. Andrew Peacock, AC resigned as a non-executive Director. On August 21, 2003, the Company announced the retirement as Chairman and Director of Mr Ross Kelly. On the same date, the appointment of Mr Donald W J Bourke as Chairman of the Company was announced.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital. As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
Donald Woolgar John Bourke	Non Executive Chairman (1)(2)(3)	August 21, 2003
Peter Chapman Cook	Chief Executive Officer and Managing Director	February 13, 2002
John Richard Marshall	Non Executive Director (1) (2) (3)	December 21, 1995
John Grahame Young	Non Executive Director (1) (2) (3)	November 13, 1985

(1)	Member of Audit Committee
(2)	Member of Remuneration Committee
(2)	Member of Nomination Committee

All Directors are members of the Finance Committee. Further details of each Director’s age, experience and remuneration are contained in Note 28 to the Consolidated Financial Statements incorporated herein by reference.

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

Tom Peter Baskovich March 25, 1991

Director of Patents and Licensing.

Mr. Baskovich, a qualified mechanical engineer, has held a number of senior positions in the Patents and Licensing area. He is presently responsible for the management, development and licensing of Orbital’s Intellectual Property portfolio.

Brian Anthony Fitzgerald February 22, 1982	Director of Sales and Marketing. Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for the sales and marketing group.
Keith Halliwell August 14, 2000

Chief Financial Officer and Joint Company Secretary.

Mr. Halliwell has 19 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of a listed public company in Australia.

Rodney Alexander Houston August 15, 1988

Director of Engineering.

As a qualified mechanical engineer, Dr. Houston has significant experience in the automotive industry. He is based at the Company’s Balcatta facility and has overall responsibility for the engineering and operations group, encompassing over 70% of Orbital’s total staff.

Kenneth Noel Johnsen May 1, 1972

Business Development Director

Mr Johnsen was a Director of the Company from 1986 to 2001. He has held a number of senior positions within the Company both in Australia and the United States. He is currently responsible for the Group’s licensing affairs and business development strategies.

Compensation

Details of total remuneration of Directors and Australian-based executive officers of the Company and the consolidated entity are contained in Note 24 to the Consolidated Financial Statements incorporated herein by reference.

For fiscal 2003 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$2.683 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2003 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.272 million.

Board Practices

The directors are subject to retirement by rotation, with one-third retiring each year (or the number nearest to one-third of the number of directors if not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting of shareholders following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board of Directors up to the total number permitted. Such directors hold office until the next Annual General Meeting of shareholders and may be re-elected by the shareholders at such meeting. The service agreement between the Company and the Chief Executive Officer provides for a cash payment equal to one year’s remuneration in the event of termination by the Company other than by reason of the Chief Executive Officer’s serious misconduct or material breach of the agreement. Except in the case of retrenchment of officers, no other director’s or officer’s service contract provides for benefits to such person upon termination.

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

Members of the Audit Committee during the year were Mr. J G Young (Chairman), Mr. R W Kelly and Mr. J R Marshall. The external auditors, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. Current members of the Audit Committee are the non-Executive Directors, namely Mr. J G Young (Chairman), Mr. D W J Bourke and Mr. J R Marshall.

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

The Remuneration Committee meets as and when required. Current members are Mr. D W J Bourke (Chairman), Mr. J R Marshall and Mr. J G Young.

Total remuneration for all non-executive Directors was last voted upon by shareholders at the Company’s 2001 Annual General Meeting and was increased by $150,000 to no greater than $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks.

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2003			June 2002			June 2001
	Aus	US	Eur	Aus	US	Eur	Aus	US	Eur
Exec/Admin/Sales	20	1	—	39	5	1	57	6	5
Engineers	41	—	4	60	3	4	67	6	5
Technicians	29	—	—	39	—	—	53	—	—
Others	2	—	—	12	—	—	15	—	—
Total	92	1	4	150	8	5	192	12	10

Share Ownership

Details of share and option ownership by Directors and senior managers are as follows:

Director	Ordinary Shares
D W J Bourke	100,000
P C Cook*	42,900
J R Marshall	66,880
J G Young	111,572

Senior Managers**
J B Abbott
T P Baskovich
B A Fitzgerald
K A Halliwell
R A Houston
K N Johnsen

*	Mr Cook has been offered 200,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2005 as detailed in “Executive Long Term Share Plan – 2002 Offer” below. Mr Cook has also been offered 400,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2006 as detailed in “Executive Long Term Share Plan – 2003 Offer” below.

**	Share and option holdings of each senior manager have not been disclosed on an individual basis as each beneficially owns less than 1% of the relevant class and their individual holdings have not otherwise been publicly disclosed. As at November 30, 2003, senior managers and directors of Orbital held 138,300 options under the employee share option plan.

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

1998 Offer

Under the 1998 offer, a total of 1,052,000 Series A options and 808,200 Series B options were accepted by eligible employees. The 1998 Series A options are exercisable at $0.59, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 25, 2003. The 1998 Series B options are exercisable at $0.66, being the market price of the ordinary shares immediately prior to the date of offer of the options, only when the last sale price of fully paid shares in the Company sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $1.20. The 1998 options expired on September 25, 2003.

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

As at November 30, 2003 there were 2,376,600 employee share plan options outstanding which are exercisable on the following bases:

Year	Number “A” Outstanding	Exercise Price $	Expiry Date	Number “B” Outstanding	Exercise Price $	Expiry Date	Total Outstanding
1999	397,500	0.53	23 September 2004	245,800	0.59	23 September 2004	643,300
2000	828,000	1.61	28 September 2005	905,300	1.79	28 September 2005	1,733,300

Total	1,225,500			1,151,100			2,376,600

As at November 30, 2003, the number of ordinary shares that were subject to options issued under the plan was 0.58% of Orbital’s issued ordinary shares. In 2001, Orbital ceased to make further issues under the Employee Option Plan and introduced Employee Share Plans.

Employee Share Plan – 2001 Offer

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

Executive Long Term Share Plan – 2001 Offer

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

On cessation of employment, all shares that have been offered but not granted will lapse unless the Board decides that there is a Qualifying Reason to make some or all of the shares available. Qualifying Reasons are death, disability, ill health or redundancy. Where an executive ceases employment because of a Qualifying Reason, the Board will determine the number of shares, if any, to be granted and whether, and to what extent, the performance conditions will apply. In accordance with these provisions, the Board determined to grant to Mr Schlunke on the termination of his employment in July 2002, the 100,000 shares previously offered to him. Similarly, the Board determined to grant to Mr Beech on the termination of his employment in October 2002, the 70,000 shares previously offered to him.

Shares that have not been granted at the end of the Performance Period will lapse.

Employee Share Plan – 2002 Offer

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

Executive Long Term Share Plan – 2002 Offer

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

Employee Share Plan – 2003 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2003 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On November 20, 2003, a total of 495,604 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2003 Offer

At the Company’s Annual General Meeting on October 23, 2003, shareholders approved the participation of the Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered 400,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise 100 companies (excluding resource companies) within the Australian Stock Exchange S&P 300 Accumulation Index with a similar market capitalisation to the Company. The comparison will be made over a three year “Performance Period” commencing on September 1, 2003 and ending on August 31, 2006.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of November 30, 2003, Orbital had issued and outstanding 410,017,878 fully paid ordinary shares and 2,376,600 options to acquire ordinary shares. All of the options were issued under the Orbital employee option plan and carry no voting rights until fully paid. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

As of November 30, 2003 there is no person known by Orbital to be the owner of more than five percent of any class of its voting securities. Commonwealth Bank Group and Sandhurst Trustees Limited (as custodian for Australian Ethical Investment Trust) each ceased to be a substantial shareholder (having greater than 5% of the Company’s issued capital) on 3 July 2002 and 17 July 2003 respectively. The Executive Officers and Directors of Orbital as a group own 795,795 ordinary shares which represent 0.19% of that class.

Major shareholders do not have different voting rights from other shareholders.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2003 (nil in both fiscal 2002 and 2001).

The aggregate amounts receivable from / (net of provisions for doubtful debts) payable to wholly owned controlled entities by the Company at October 31, 2003 and June 30 in each of the preceding three years are as follows:

	October 31, 2003(A$000’s)	2003 (A$000’s)	2002 (A$000’s)	2001 (A$000’s)
Receivables - Non-current	11,799	11,709	9,925	22,832
Borrowings - Non-current	10,476	10,413	15,619	16,623

During fiscal 2003, nil interest expense (fiscal 2002: A$0.631 million; fiscal 2001: A$0.931 million;) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2002: between 3.93% and 4.96%, 2001: between 5.8% and 6.5%)

Details of dealings with other related parties, being Synerject LLC, are as follows:

•	The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at October 31, 2003 and June 30 in each of the preceding three years are:

	October 31, 2003(A$000’s)	2003 (A$000’s)	2002 (A$000’s)	2001 (A$000’s)
Receivables - Current	74	40	—	2,069
- Non-current	—	—	10,222	3,508

Payables – Current	78	5	784	2,666

During fiscal 2003, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.924 million (2002: A$1.853 million; 2001: A$5.564 million) and purchased goods and services from Synerject LLC to the value of A$23.385 million (2002: A$27.482 million; 2001: A$30.491 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-55 incorporated herein by reference.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2004 fiscal year.

ITEM 9. THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York as depositary under a deposit agreement dated May 9, 2003. Each ADS represents forty ordinary shares. The ADSs are listed on the New York Stock Exchange Inc. (the “NYSE”), which is the principal market in the United States for the trading of ADSs. The ADSs trade on the NYSE under the symbol “OE”.

On October 7, 2002 Orbital announced that, in accordance with New York Stock Exchange (“NYSE”) continued listing procedures, it had received notification from the NYSE of its non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, Orbital has submitted a business plan to the Listings and Compliance Committee of NYSE for approval. The Committee has determined that the plan demonstrates likely compliance with the continued listing standards within an eighteen month period, although the Company will be subject to ongoing monitoring to ensure compliance. Should the Company not meet the specified criteria within that period, it may be subject to NYSE trading suspension and possible de-listing.

The Company was notified by the NYSE on October 21, 2002 of its non-compliance with the continued listing standard requiring a share trading price of not less than US$1.00. As a consequence, in order to resolve this issue, the Company undertook a ratio change effective May 9, 2003, from one ADS representing eight ordinary shares to one ADS representing forty ordinary shares. Since May 9, 2003, the Company’s ADSs have traded at above the US$1.00 level. The Company was notified by the NYSE on September 24, 2003 that the Company is no longer considered below the US$1.00 continued listing criterion.

In July 1998 and August 1998 respectively, Orbital was listed by local market makers on “over the counter” markets in Germany with ordinary shares traded on the Frankfurt Stock Exchange and ADRs traded on the Berlin Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the NYSE. Note that effective May 9, 2003 the ratio of ordinary shares to ADSs was changed from 1 : 8 to 1 : 40. The figures below for 2002-2003 Q4 and May 2003 have, where necessary, been adjusted to reflect the change in ratio.

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
1998-99	Q1	A$	1.24	*	71,036,333	A$	0.63		27,302	US$	7.125	*	598,399	US$	2.875		25,500
	Q2	A$	0.86		2,452,852	A$	0.49		50,041	US$	4.500		346,800	US$	2.500		22,399
	Q3	A$	0.61		651,645	A$	0.39		15,867	US$	3.500		146,399	US$	2.060		24,800
	Q4	A$	0.47		1,405,293	A$	0.34	*	44,902	US$	2.500		230,600	US$	1.880	*	19,000

1999-00	Q1	A$	0.66		7,120,752	A$	0.40	*	28,524	US$	3.310		221,100	US$	2.190	*	9,500
	Q2	A$	1.08		33,647,197	A$	0.59		94,106	US$	5.250		524,199	US$	3.060		17,199
	Q3	A$	1.75		5,421,994	A$	0.74		69,336	US$	7.690		614,500	US$	3.630		26,000
	Q4	A$	2.00	*	4,253,149	A$	1.18		13,300	US$	8.940	*	583,800	US$	5.380		11,399

2000-01	Q1	A$	2.19		2,441,809	A$	1.62		150,333	US$	10.00	*	304,399	US$	6.810		21,600
	Q2	A$	2.43	*	1,280,999	A$	1.50		82,426	US$	9.750		194,199	US$	6.310		12,800
	Q3	A$	2.07		2,357,489	A$	1.15		206,319	US$	8.950		352,100	US$	4.400		5,399
	Q4	A$	1.23		6,645,552	A$	0.55	*	195,251	US$	4.750		267,500	US$	2.500	*	5,200

2001-02	Q1	A$	0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$	0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	$	A0.59		1,349,079	A$	0.345		35,528	US$	2.44		132,300	US$	1.52		2,899
	Q4	$	A0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800

2002-03	Q1	A$	0.325	*	975,729	A$	0.20		34,124	US$	1.50	*	52,100	US$	0.81		899
	Q2	A$	0.21		3,077,701	A$	0.125		40,454	US$	0.90		144,699	US$	0.57	*	3,300
	Q3	$	A0.185		3,860,470	A$	0.125		24,411	US$	1.10		119,100	US$	0.63		300
	Q4	$	A0.165		1,518,908	A$	0.120	*	6560	US$	4.40		20,420	US$	3.35		120

May 2003		A$	0.160		749,070	A$	0.125		61,175	US$	4.00		20,420	US$	3.55		600
Jun 2003		A$	0.145		1,518,908	A$	0.12		23,160	US$	3.88		11,699	US$	3.35		600
Jul 2003		A$	0.155		2,372,235	A$	0.125		58,000	US$	3.87		15,700	US$	3.40		400
Aug 2003		A$	0.21		3,333,206	A$	0.14		100,822	US$	5.50		29,500	US$	3.59		200
Sept 2003		A$	0.22		2,376,872	A$	0.17		98,000	US$	5.28		13,199	US$	4.60		0
Oct 2003		A$	0.215		4,942,332	A$	0.18		72,500	US$	5.63		78,899	US$	4.75		699
Nov 2003		A$	0.18		949,294	A$	0.16		29,800	US$	5.29		10,300	US$	4.50		600

*Denotes annual high and low market prices in the relevant year.

On November 28, 2003, the closing sale price of the ordinary shares on the ASX was A$0.165 per ordinary share and the closing sale price of the ADSs on the NYSE on November 28, 2003 was US$4.51 per ADS. On October 31, 2003, 4,066,754 ADSs, representing 162,670,160 ordinary shares, or approximately 40% of the outstanding ordinary shares, were outstanding and were held by 357 holders of record including nominee companies holding on behalf of beneficial shareholders.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles (Constitution)

No objects and purposes of the Company are stated or, under Australian law, are required to be stated, in the Company’s Constitution.

Under the Company’s Constitution:

•	a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has, directly or indirectly, a material interest;

•	the maximum total of fees payable to Directors is required to be approved by the Company in general meeting;

•	the Directors may at any time exercise all the powers of the Company to borrow money, except to the extent that such powers are required by law or the Listing Rules of Australian Stock Exchange Limited to be exercised by the Company in general meeting;

•	a Director may not hold office in contravention of the Corporations Act 2001 (Aust.);

•	a Director is not required to have a share qualification.

The Company has fully paid ordinary shares on issue, as well as options issued under the Employee Option Plan (see Item 6. – “Directors, Senior Management and Employees - Share Ownership”). The options have no voting rights attached or rights to participate in any dividends. Dividends, as declared by Directors and which are only payable from profits, are payable on all fully paid ordinary shares equally. Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

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

Details of requirements for Directors to stand for re-election are set out at “Item 6. Directors, Senior Management and Employees – Board Practices”.

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

Material Contracts

UCAL Technical Cooperation Agreement

On January 27, 2003, Orbital entered into a Technical Cooperation Agreement with UCAL Fuel Systems Ltd under which UCAL has the right to manufacture and supply components of the OCP system to the 2-stroke motorcycle market in India.

Synerject Restructure Agreements

On March 31, 2003, Orbital entered into various agreements to facilitate the restructure of Synerject LLC. The agreements entered into are summarised below:

Amended and Restated Joint Venture Agreement amends the existing joint venture agreement between Siemens VDO and Orbital Fluid Technologies (“OFT”) re Synerject to provide for: -

a.	capitalisation by each joint venturer of US$6.25 million in respect of accounts payable owed by Synerject to each party;
b.	contribution to Synerject by Orbital of the marine and recreation (“M&R”) systems business and by Siemens of its non-automotive systems business; and
c.	recalculation of the percentage shareholdings in Synerject dependent upon the actual performance of the contributed businesses in the period to June 30, 2006 compared to planned performance.

Contribution Agreement between OFT and Synerject under which OFT contributes its M&R systems business to Synerject.

Cross Patent Licence Agreement between Orbital Engine Corporation Limited and Synerject granting Synerject the right to use those patents necessary for the conduct of the M&R systems business. Synerject grants Orbital rights to use Synerject patents in areas outside the scope of the Synerject business.

Agreement to Expand Licence Rights between Orbital Engine Company (Australia) Pty Ltd, Orbital Fluid Technologies Inc. and Synerject authorising Synerject (subject to Orbital approval on a case by case basis) to supply OCP systems to customers in the non-automotive area who are not licensed by Orbital. Agreed fees and royalties are payable to Orbital by Synerject, rather than by the customer.

Deposit Agreement

On May 9, 2003, Orbital entered into a fourth Amended and Restated Deposit Agreement with the Bank of New York, in order to reflect the change in ratio of ordinary shares to American Depositary Shares from 1 : 8 to 1 : 40.

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

On September 27, 2001, a Protocol was signed to amend the double tax convention between Australia and the United States. The Protocol provides for reductions in withholding taxes on certain dividends, interest and royalties. In particular, no withholding tax will be chargeable in the source country on dividends payable to a listed public company from an 80% or more beneficially owned subsidiary. The rate of withholding tax on royalties will be reduced from 10% to 5%. The Protocol was formally ratified on May 13, 2003 and has effect from July 1, 2003 in relation to withholding taxes and from income tax years beginning on or after July 1, 2004 for other taxes covered by the Protocol.

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

Withholding Tax on Dividends

The double taxation treaty between Australia and the United States limits the Australian dividend withholding tax on the unfranked portion of dividends paid to a US resident who is beneficially entitled to the dividend to 15%, unless the shareholder carries on business in Australia through a permanent establishment, or performs independent personal services from a fixed base in Australia, and his share holding is effectively connected with the permanent establishment or fixed base, in which case a 30% withholding tax applies. From July 1, 2003 where a US resident holds at least 10%, but less than 80%, of the voting power of an Australian company, withholding tax on the unfranked portion of a dividend will be 5%.

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

United States Federal Income Taxation

The following is a summary of the material United States Federal income tax consequences resulting from the ownership and disposition of ADSs or ordinary shares by U.S. Holders (as defined below). This summary applies only to holders who hold ADSs or ordinary shares as capital assets and does not apply to holders of ADSs or ordinary shares that are subject to special rules, such as holders that:

•	are generally exempt from United States Federal income tax,

•	actually or constructively own ten percent or more of the voting shares of the Company,

•	are dealers in ADSs or ordinary shares,

•	are traders in securities that elect to use a mark to market method of accounting,

•	are banks or life insurance companies,

•	acquired ADSs or ordinary shares under employee share plans or otherwise as compensation,

•	are liable for alternative minimum tax,

•	hold ADSs or ordinary shares as part of a straddle or a hedging or conversion transaction, or

•	have a functional currency that is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Convention between the United States of America and Australia (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

This summary is also based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its terms. Beneficial owners of ADSs or ordinary shares are advised to consult their tax advisers as to the Australian, United States and other tax consequences resulting from the ownership and disposition of ADSs and ordinary shares, including state and local tax consequences.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is:

•	a citizen or resident of the United States

•	a domestic corporation

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

For United States Federal income tax purposes, holders of ADSs will generally be treated as owners of the ordinary shares underlying such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends paid to noncorporate U.S. Holders in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the U.S. Holder holds the ADSs or ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meets other holding period requirements.

U.S. Holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable to a U.S. Holder when they, in the case of ordinary shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution to be included in income of a U.S. Holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the double taxation treaty between Australia and the United States and paid over to Australia will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 percent tax rate. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, but generally will be treated separately, together with other items of “passive income” or, depending on the holder’s particular circumstances, “financial services income”.

It is possible that we are or will be at least 50% owned by persons treated as United States persons under the U.S. tax code. Under Section 904(g) of the U.S. tax code, dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income rather than non-U.S. source income for foreign tax credit purposes to the extent the non-U.S. corporation has more than an insignificant amount of U.S. source income. The effect of this rule, if applicable in future years, may be to treat a portion of the dividends paid by us as United States source income for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

Distributions of additional ordinary shares to U.S. Holders with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company will generally not be subject to United States federal income tax.

U.S. Holders of ADSs or ordinary shares that elect, under either the bonus share election plan or the dividend reinvestment plan, to receive additional ordinary shares at a discount rather than cash dividends will be treated for United States Federal income tax purposes as having received a dividend equal to the fair market value of the additional ordinary shares received.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognise gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realised and the U.S. Holder’s tax basis, determined in U.S. dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year.

Passive Foreign Investment Company Rules

Orbital believes that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based upon future developments or changes in Orbital’s gross income or the value of its assets. Orbital believes that it has never previously been a PFIC. If Orbital were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. The U.S. Holder would be treated as if such holder had realised the gain and any “excess distributions” rateably over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

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

Orbital enters into forward exchange contracts to hedge firm sale and purchase commitments denominated in foreign currencies (principally United States dollars) to minimise this exposure where considered appropriate.

The terms of these derivatives and commitments are rarely more than one year.

Risk positions arising from Orbital’s trading activities are monitored against board approved policies and strict guidelines set for external fund managers.

Refer also to Item 5. – “Operating and Financial Review and Prospects - Interest Rate Sensitivity” incorporated herein by reference.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable until the Company’s annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16B. CODE OF ETHICS

Not Applicable until the Company’s annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable until the Company’s annual report on Form 20-F for the year ending June 30, 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-55 incorporated herein by reference.

ITEM 19. EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(b)	Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

2.1	Amended and Restated Deposit Agreement dated as of May 9, 2003 between the Company and the Bank of New York. (1)

4.1	Technical Cooperation Agreement dated January 27, 2003 between Orbital Engine Company (Australia) Pty Ltd, Orbital Fluid Technologies Inc and UCAL Fuel Systems Ltd.*

4.2	Amended and Restated Joint Venture and Limited Liability Company Agreement dated March 31, 2003 between Orbital Fluid Technologies Inc and Siemens VDO Automotive Corporation*

4.3	Contribution Agreement dated March 31, 2003 between Orbital Fluid Technologies Inc and Synerject LLC*

4.4	Cross Patent Licence Agreement dated March 31, 2003 between Orbital Engine Corporation Limited and Synerject LLC

4.5	Agreement to Expand Licence Rights between Orbital Engine Company (Australia) Pty Ltd, Orbital Fluid Technologies Inc and Synerject LLC.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed on May 9, 2003 on Form 6-K.
*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“CO”	Carbon monoxide.

“Contracted Research and Development Expenditure”	Expenditure incurred by Orbital on research and development activities that have been funded by the investors of the Research and Development Syndicates.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“FICHT”	A direct injection system initially developed by Ficht GmbH and initially industrialised by Outboard Marine Corporation and Ficht GmbH. This system is single fluid and relies upon the transfer of kinetic energy from a moving armature to meter the fuel quantity.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“HC”	The collective term to describe various compounds in exhaust emissions which contain hydrogen and carbon.

“Horsepower” or “(hp)”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“Hybrid vehicle”	A term to describe a vehicle that uses both an internal combustion engine and an electric motor. Usually a gasoline engine powers a generator which is used to charge the batteries which drive the electric motor.

GLOSSARY OF TECHNICAL TERMS (Cont.)

“Lean burn”	Most auto engines operate at an air to fuel mass ratio of 14.7:1, i.e. 14.7 parts of air to 1 part of fuel. If the ratio of air to fuel in an operating engine increases substantially from this ratio, it is said to be “lean”.

“Naturally aspirated”	An engine that does not use a turbocharger or supercharger to pressurise its inlet air.

“NOx”	Used to collectively describe the two nitrogen compounds that are measured as exhaust pollutants (i.e. Nitrous Oxide (NO2) and Nitric Oxide (NO)).

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“Orbital™ Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Pumping work”	The work consumed in an engine in drawing in fresh air, compressing it prior to combustion and expelling the burnt gases out of the exhaust.

“Tailpipe emission”	The exhaust emissions of a vehicle as measured at the tailpipe after catalytic treatment, if any.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL ENGINE CORPORATION LIMITED
(Registrant)

/s/ K A Halliwell
Date: December 9, 2003	KEITH HALLIWELL
Company Secretary
and Chief Financial Officer

Independent Auditors’ Report

The Board of Directors and Stockholders

Orbital Engine Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Engine Corporation Limited and its controlled entities (“Orbital”) as of June 30, 2003 and 2002, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity/(deficit) for each of the years in the three-year period ended June 30, 2003, all expressed in Australian dollars. These consolidated financial statements are the responsibility of Orbital’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbital Engine Corporation Limited and its controlled entities as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. An explanation of the significant differences between the two sets of principles as they relate to Orbital is presented in note 32 to the consolidated financial statements. The application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended June 30, 2003 and stockholders’ equity as of June 30, 2003 and 2002, to the extent summarized in Note 33 to the consolidated financial statements.

KPMG

Perth, Australia

August 21, 2003

ORBITAL ENGINE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	2003	2002	2001
		A$’000	A$’000	A$’000
System sales		29,304	35,748	37,939
Engineering services income		10,089	8,765	14,736
Royalty income		3,192	2,693	3,537
Licence income		699	3,758	1,398

Revenue from trading activities		43,284	50,964	57,610
Other income from ordinary activities	2	3,187	2,389	4,041

Total revenue		46,471	53,353	61,651

System purchases		(27,582)	(33,227)	(35,352)
Licence costs		(549)	(477)	—
Employee expenses	3	(10,971)	(18,450)	(21,067)
Borrowing costs	3	(32)	(72)	(69)
Provision for writedown in the carrying value of investment	3	—	(6,446)	—
Depreciation and amortisation	3	(2,291)	(2,752)	(3,038)
Prepaid marketing expenses - amortised		(484)	(2,319)	(2,319)
Engineering consumables and contractors		(1,570)	(2,447)	(2,937)
Travel and accommodation		(1,275)	(1,797)	(2,994)
Patent costs		(1,010)	(1,221)	(1,635)
Other expenses from ordinary activities	3	(3,798)	(6,952)	(6,774)
Share of net profit/(loss) of associate	26	1,351	(3,068)	(12,834)

Loss from ordinary activities before related income tax		(1,740)	(25,875)	(27,368)
Income tax (expense)/benefit relating to ordinary activities	4	(125)	(901)	807

Net loss after related income tax	20	(1,865)	(26,776)	(26,561)
Net profits attributable to outside equity interests		—	—	(276)

Net loss after tax attributable to members of the parent entity		(1,865)	(26,776)	(26,837)
Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	1, 20	(40)	—	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,905)	(26,776)	(26,837)

Basic earnings/(loss) per share (in cents)	5	(0.5)	(7.5)	(7.6)
Diluted earnings/(loss) per share (in cents)	5	(0.5)	(7.5)	(7.6)

Basic (loss) per ADS (in cents)	5	(21.3)	(301.6)	(303.5)
Diluted (loss) per ADS (in cents)	5	(21.3)	(301.6)	(303.5)

The consolidated statements of operations are to be read in conjunction with the notes to the financial statements set out on pages F6 to F55.

ORBITAL ENGINE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2003

	NOTE	2003	2002
		A$’000	A$’000
Current Assets
Cash	9	9,007	13,764
Receivables	10	3,300	6,904
Inventories	11	94	555
Prepayments		699	971

Total Current Assets		13,100	22,194

Non-Current Assets
Receivables	10	—	10,222
Property, plant & equipment	13	10,382	12,626

Total Non-Current Assets		10,382	22,848

Total Assets		23,482	45,042

Current Liabilities
Payables	14	3,973	5,652
Interest-bearing liabilities	15	142	236
Current tax liabilities	4	—	52
Provisions	17	2,525	5,060
Other	18	—	2,268

Total Current Liabilities		6,640	13,268

Non-Current Liabilities
Interest-bearing liabilities	15	198	357
Non interest-bearing liabilities	16	19,000	19,000
Provisions	17	2,712	3,527
Other	18	6,915	21,595

Total Non-Current Liabilities		28,825	44,479

Total Liabilities		35,465	57,747

Net Assets /(Liabilities)		(11,983)	(12,705)

Equity
Contributed equity	19	213,467	210,840
Accumulated losses	20	(225,450)	(223,545)

Total Equity/(Deficiency)		(11,983)	(12,705)

The consolidated balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F6 to F55.

ORBITAL ENGINE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEAR ENDED 30 JUNE 2003

	2003	2002	2001
	A$’000	A$’000	A$’000
Share Capital
Opening balance
- Ordinary shares fully paid	210,840	210,840	205,679
Additional shares issued
- Ordinary shares fully paid	2,800	—	5,161
- Transaction costs of shares issued	(173)	—	—

Closing balance	213,467	210,840	210,840

Accumulated Losses
Accumulated losses at the beginning of the year	(223,545)	(196,769)	(169,932)
Operating loss after income tax	(1,865)	(26,776)	(26,837)
Net effect of accounting standard change	(40)	—	—

Accumulated losses at the end of the year	(225,450)	(223,545)	(196,769)

Total Shareholders’ Equity/(Deficit)	(11,983)	(12,705)	14,071

The consolidated statements of changes in Shareholders’ Equity/(Deficit) are to be read in conjunction with the notes to the financial statements set out on pages F6 to F55.

ORBITAL ENGINE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	NOTE	2003	2002	2001
		A$’000	A$’000	A$’000
Cash Flows Provided by / (Used in) Operating Activities
Cash receipts in the course of operations		48,509	52,849	60,290
Cash payments in the course of operations		(55,375)	(65,661)	(72,028)
Taxes paid		(305)	(794)	(603)

Net cash used in operating activities	29	(7,171)	(13,606)	(12,341)

Cash Flows Provided by / (Used in) Investing Activities
Interest received		259	752	2,338
Proceeds from sale of property, plant & equipment		269	138	939
Payments for property, plant & equipment		(206)	(503)	(573)
Payments for minority interests		—	—	(700)
(Payments)/receipts for investments in controlled entities (net of cash acquired)	27	—	347	141
Investment in associate		—	—	(8,324)
Loans to associate		(147)	(4,645)	(8,171)

Net cash provided by / (used in) investing activities		175	(3,911)	(14,350)

Cash Flows Provided by / (Used in) Financing Activities
Proceeds from issue of shares		2,800	—	5,161
Transaction costs from issue of shares		(173)	—	—
Finance lease payments		(285)	(404)	(433)

Net cash provided by / (used in) financing activities		2,342	(404)	4,728

Net decrease in cash held		(4,654)	(17,921)	(21,963)
Cash at the beginning of the financial year		13,764	32,735	52,855
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(103)	(1,050)	1,843

Cash at the end of the financial year	29	9,007	13,764	32,735

Non-Cash Investing Activities

During the 2003 fiscal year the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in associate company (Synerject LLC) satisfied by conversion of non-current loans receivable from the associate. The consolidated entity also acquired further equity in Synerject LLC satisfied by sale to the associate of plant and equipment valued at US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

The consolidated statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F6 to F55.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

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

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

1.1	Basis of Preparation and Differences between 20F Annual Report and Australian Generally Accepted Accounting Principles

For the purposes of filing in the United States of America the accompanying financial report is prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP).

To assist in comparison with United States Generally Accepted Accounting disclosures, the “Statements of Financial Performance” have been termed “Statements of Operations”, the “Statements of Financial Position” have been termed “Balance Sheets” and additional “Statements of Changes in Shareholders Equity” have been included. Additional consolidated statements of income, changes in shareholders equity and cash flows for the year ended 30 June 2001 have been included.

A description of the nature of significant differences between AUS GAAP and United States Generally Accepted Accounting Principles (US GAAP) affecting Orbital is included in Note 32.

A reconciliation of the major differences between the AUS GAAP accounts and US GAAP accounts is included in Note 33.

Statements of Operations adjusted for US GAAP reconciling items are included at Note 34.

1.1.1	Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss of $1.865 million during the year ended 30 June 2003 and as at 30 June 2003 the carrying value of the consolidated entity’s liabilities exceeded the carrying value of assets by $11.983 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	At 30 June 2003 the consolidated entity had cash of $9.007 million.

(ii)	On 17 July 2003, the company acquired a further $3.280 million in cash (net of issue costs) from the issue of further equity under the share purchase plan (refer note 31).

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the consolidated balance sheets. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value.

(iv)	Included in non-current liabilities at 30 June 2003 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of OCP Engines produced as at 30 June 2003 totalled approximately 350,000. No interest accrues on this facility until such time as the loan becomes repayable.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.1.2	Basis of Going Concern updated from 21 August 2003 to the date of this report

Since the date of signing of the AUS GAAP financial statements (August 21, 2003) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a) Points (ii) to (iv) above have not changed.

(b) At 31 October 2003 the consolidated entity had cash of $12.691 million.

1.2	Changes in Accounting Policy and Restatement of Comparative Information

Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at the reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$40,000 increase in provision for employee entitlements.

•	$40,000 increase in opening accumulated losses.

There is no change in the results reported in the year ended 30 June 2003 as a result of this change in accounting policy.

1.3	Principles of Consolidation

(a)	Controlled Entities

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

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.4	Revenue Recognition

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

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.13.

1.5	Income Tax

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

1.6	Recoverable Amount of Non-Current Assets Valued on a Cost Basis

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

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company’s financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b)	Associates

The consolidated entity’s interest in associates is carried at cost, adjusted for the consolidated entity’s share of losses of the associate.

(c)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 12).

1.8	Property, Plant and Equipment

(a)	Acquisition

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

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.5%; Leasehold Improvements 6.67% to 50%; Plant and Equipment 6.67% to 50%. Leased assets 10% to 33.3%.

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

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.8	Property, Plant and Equipment (Continued)

(e)	Leased Assets

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

(ii) Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

1.9	Research and Development Expenditure

Research and development costs are expensed as incurred.

1.10	Patents, Licences and Technologies

Patents, licences and technology costs are expensed as incurred.

1.11	Pre-Production Expenditure

Pre-production costs represent costs incurred in enhancing the OCP technology to enable commercial production. Pre-production costs are expensed as incurred.

1.12	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.13	Foreign Currency

(a)	Transactions

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

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1.	STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

1.14	Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.15	Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.16	Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

1.17	Employee Entitlements

(a)	Wages, Salaries and Annual Leave

The provisions for employee entitlements to wages, salaries and annual leave to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

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

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 22.

1.18	Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.19	Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.20	Goods and Services Tax

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

1.21	Provision for Surplus Leased Space

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

1.22	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for. The liabilities for redundancy benefits have been included in provisions with employee benefits.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2002	2001
		A$’000	A$’000	A$’000

2.	OTHER INCOME FROM ORDINARY ACTIVITIES
	Interest income from non-related parties	259	752	2,338
	Proceeds on sale of property, plant and equipment	441	138	939
	Net foreign exchange gains	1,894	1,393	—
	Other	593	106	764

	Total other income from ordinary activities	3,187	2,389	4,041

	Proceeds on sale of property, plant and equipment
	- Freehold land	—	—	660
	- Plant and equipment	414	31	226
	- Leased assets	27	107	53

		441	138	939

	Less: Written down value of property, plant and equipment sold
	- Freehold land	—	—	660
	- Plant and equipment	149	23	230
	- Leased assets	10	146	3

		159	169	893

	Profit / (loss) on sale of property, plant and equipment	282	(31)	46

3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

	Loss from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1	Employee expenses

	Salaries, wages, superannuation and other employee payments	11,335	15,551	19,613
	Redundancies	377	3,778	1,872
	Net expense/(credit) from movements in employee leave entitlements	(741)	(879)	(418)

		10,971	18,450	21,067

3.2	Borrowing costs

	Finance charges on capitalised leases	32	72	69

3.3	Provision for write-down in the carrying value of investments

	Investment in PT Texmaco Perkasa Engineering Tbk	—	6,446	—

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		A$’000	A$’000	A$’000

3.	LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (CONTINUED)

3.4	Other expenses from ordinary activities

	Other (expenses)/credits include the following disclosable expenses:

	Depreciation and amortisation
	- Buildings	81	81	81
	- Leasehold improvements	—	218	264
	- Plant and equipment	2,035	2,220	2,422
	- Finance leased assets	175	233	271

		2,291	2,752	3,038
	Leasehold improvements written-off	—	490	—
	Provision for plant and equipment write-down	—	—	700
	Net foreign exchange losses	—	—	1,903

	Net expense from movements in provisions :
	- doubtful debts provisions	(286)	303	—
	- bad debts expense/(recovered)	303	—	(11)
	- product warranty provisions	—	296	646
	- surplus lease space provisions	242	1,150	—
	- other current provisions	(11)	(19)	—
	- other non-current provisions	(775)	—	—

	Operating lease payments
	- premises (gross)	414	559	569
	- plant and equipment	289	399	651

3.5	Supplementary information on total expenses from ordinary activities by function:

	Research and development expenditure (expensed as incurred)	1,075	2,291	5,201

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

			2003	2002	2001
			A$’000	A$’000	A$’000

4.	TAXATION

4.1	Prima facie income tax credit / (expense)

	Calculated at 30% on the operating loss (2001: 34%)		522	7,763	9,305
	Increase/(Decrease) in income tax credit due to:
	- Withholding tax expense		(125)	(656)	(173)
	- Depreciation and amortisation not deductible		—	(5)	(11)
	- Other (non-deductible)/non-assessable amounts		(11)	12	318
	- Research and development allowance		387	304	449

	Income tax credit on operating loss before individually significant income tax items		773	7,418	9,888

	Individually significant income tax items:
	- Non-resident controlled entities results not tax effected		1,039	(257)	(3,604)
	- Australian tax losses not brought to account		(3,254)	(5,125)	(5,731)
	- Provision against carrying value of investments		—	(1,934)	—
	- Other Australian timing differences not brought to account		1,193	(1,090)	—
	- Restatement of deferred tax balances due to change in company tax rate		—	—	(115)

			(1,022)	(8,406)	(9,450)

	Income tax (expense)/credit for current year		(249)	(988)	438
	Income tax over/(under) provided in prior year		124	87	369

	Income tax (expense) / credit on operating loss		(125)	(901)	807

4.2	Total income tax credit / (expense) is made up of:

	Over/(under) provision in prior year		124	87	369
	Withholding tax paid		(253)	(116)	(173)
	Withholding tax (payable)/recovered		128	(540)	—
	Net future income tax benefit		(124)	(332)	611

			(125)	(901)	807

4.3	Current tax liabilities

	Provision for current income tax

	Movements during the year:
	Balance at beginning of year		52	390	528
	Addition through acquistion of controlled entities	27	—	347	141
	Income tax paid		(52)	(678)	(603)
	(Over)/under provision in prior year		(124)	(87)	(369)
	Current year’s income tax expense on operating profit/(loss)		124	80	693

			—	52	390

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2002	2001
		A$’000	A$’000	A$’000

4.	TAXATION (CONTINUED)

4.4	Future income tax benefit not taken to account
	Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

	Tax losses carried forward (30%)	12,064	8,810	3,685
	Timing difference from provision for capital loss on investment (30%)	1,934	1,934	—
	Other net timing differences (30%)	(103)	1,090	—

		13,895	11,834	3,685

The potential future income tax benefit will only be obtained if: -

i)	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii)	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii)	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $86.615 million (US$57.859 million) (2002: $111.45 million (US$58.381 million)) are available to certain controlled entities in the United States and have not been recognised as an asset because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2003, the $86.615 million of tax carry forward losses available expire between the years 2010 and 2023.

		2003	2002	2001
		A$’000	A$’000	A$’000
4.5	Dividend franking account
	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:

	30% franking credits (2001: 34%)	2,587	2,587	2,275

	The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2002	2001

5.	EARNINGS / (LOSS) PER SHARE
	Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	357,060,384	355,077,797	353,720,361

	Weighted average number of ordinary and potential ordinary shares	360,504,634	363,738,011	363,161,706

Options to purchase ordinary shares held under the Employee Share Plan are included in calculating the weighted average number of potential ordinary shares. Refer to Note 19.1 for details of outstanding options. Inclusion of the options has an anti-dilutive effect, hence the weighted average number of potential ordinary shares is not used in calculating the diluted earnings/(loss) per share.

One American Depository Share (ADS) is equivalent to forty (40) ordinary shares.

		2003	2002	2001
		A$	A$	A$

6.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	- Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	80,000	45,000	75,000
	- Other KPMG member firms
	- Audit and review of financial reports	164,050	90,000	75,000

		244,050	135,000	150,000

	Amounts received or due and receivable for taxation services by:
	- Auditors of the Company - KPMG Australia	18,920	54,300	82,435
	- Other KPMG member firms	—	5,973	57,288

		18,920	60,273	139,723

	Total auditors’ remuneration	262,970	195,273	289,723

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

7.1	Business Segments

	Marine & Recreation			Motorcycles			Automotive			Engineering			Eliminations			Consolidated
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s
External segment revenue	32,777	40,769	43,043	4,098	4,741	7,616	3,844	4,732	5,538	3,018	867	2,165	—	—		43,737	51,109	58,362
Inter-segment revenue	—	—	—	—	—	—	—	—	—	6,567	5,162	4,645	(6,567)	(5,162)	(4,645)	—	—	—

Segment Revenue	32,777	40,769	43,043	4,098	4,741	7,616	3,844	4,732	5,538	9,585	6,029	6,810	(6,567)	(5,162)	(4,645)	43,737	51,109	58,362

Unallocated corporate revenues																2,734	2,244	3,289

Total Revenue																46,471	53,353	61,651

Segment Result	660	2,924	3,708	(328)	(1,551)	(1,811)	(1,989)	(3,475)	(4,983)	(595)	(5,694)	(5,185)	—	—	—	(2,252)	(7,795)	(8,271)

Unallocated corporate loss																(1,488)	(3,148)	(3,691)
Provision for diminution in carrying value of investment																—	(6,446)	—
Reorganisation costs/(credits)																649	(5,418)	(2,572)
Share of profit/(loss) in associate																1,351	(3,068)	(12,834)

Net Loss before related income tax																(1,740)	(25,875)	(27,368)

Income Tax Expense / (Benefit)																125	901	807
Net Profits attributable to outside equity interests																—	—	(276)

Profit after tax attributable to members																(1,865)	(26,776)	(26,837)

Depreciation and amortisation	81	485	180	—	—		9	12	11	2,201	2,255	2,847	—	—	—	2,291	2,752	3,038
Prepaid marketing expenses - amortised	—	—	—	484	2,319	2,319	—	—	—	—	—		—	—	—	484	2,319	2,319
Other non-cash expenses	(16)	296	646	16	267		—	8	—	17	28	(11)	—	—	379	17	599	1,014

Segement non-cash expenses	65	781	826	500	2,586	2,319	9	20	11	2,218	2,283	2,836	—	—	379	2,792	5,670	6,371

Provision for diminution in carrying value of investments																—	6,446	—
Reorganisation costs																(1,026)	1,640	700
Foreign exchange translation loss / (gain)																(1,894)	(1,393)	334

Non-cash expenses																(128)	12,363	7,405

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING (CONTINUED)

7.1	Business Segments (Continued)

	Marine & Recreation		Motorcycles		Automotive		Engineering		Corporate		Consolidated
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s
Segment Assets	874	5,502	786	985	1,475	885	10,597	13,001	743	683	14,475	21,056

Unallocated assets
Cash											9,007	13,764
Receivables from / loans to related business undertaking											—	10,222

Consolidated Total Assets											23,482	45,042

Segment Liabilities	2,509	2,956	976	450	789	242	2,560	4,821	714	1,499	7,548	9,968

Unallocated liabilities
Income tax liabilities											—	52
Borrowings											19,340	19,593
Unearned income and other provisions											1,662	6,539
Liability for share of net asset deficiency in related business undertaking											6,915	21,595

Consolidated Total Liabilities											35,465	57,747

Consolidated Net Assets / (Liabilities)											(11,983)	(12,705)

Segment Acquisitions of Non current assets	—	9	—	—	—	—	206	494	—	—	206	503

Unallocated acquisitions
Loan to related business undertaking											147	4,645

Consolidated Acquisitions of Non current assets											353	5,148

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

7.	SEGMENT REPORTING (CONTINUED)

7.2	Geographical Segments

The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets. Revenue is derived predominantly from the sale of fuel systems, the sale of the right to intellectual property to the OCP technology and the provision of engineering services.

	North America			Europe			Asia			Australia			Consolidated
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s	A$000’s
External segment revenue	32,041	41,675	44,977	3,743	5,345	7,883	3,870	2,858	3,206	4,083	1,231	2,296	43,737	51,109	58,362

Segment Assets	1,025	5,287	4,813	635	386	1,985	603	1,271	3,479	12,212	14,112	17,969	14,475	21,056	28,246

Acquisitions of Non current assets	—	9	60	—	—	39	—	—	—	206	494	1,034	206	503	1,133

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

7.2	Geographical Segments (continued)

	2003	2002	2001
	A$’000	A$’000	A$’000
Revenue by geographical location of customers
United States of America	25,814	27,417	28,575
Canada	6,227	14,258	16,402
Europe	3,743	5,345	7,883
Asia	3,870	2,858	3,206
Australia	6,817	3,475	5,585

Total Revenue	46,471	53,353	61,651

Revenue by major customer ( > 10% total revenues)
United States of America	25,504	24,247	25,569
Canada	6,227	14,258	16,402

	31,731	38,505	41,971

Total long lived assets by location of assets
United States of America	—	275	762
Europe	—	4	29
Australia	10,382	12,347	14,743

	10,382	12,626	15,534
Indonesia - Investment in PT Texmaco.	—	—	6,446

	10,382	12,626	21,980

7.3	Inter-Segment Pricing

Inter-segment pricing is determined on an arms length basis.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

8.	DISCONTINUED OPERATIONS

Marine And Recreation Systems Business

On 10 January 2003, Orbital publicly announced its plan to transfer Orbital’s marine and recreation systems business to its joint venture, Synerject LLC as part of the restructure of Synerject. The marine and recreation systems business operates in the United States of America and formed the majority of the consolidated entity’s marine and recreation business segment. The activities of this business are consistent with the motorcycle systems business already handled within Synerject and this change will simplify the customer relationship.

On 31 March 2003 Orbital signed a contract to transfer the benefit of this business to Synerject LLC with effect from 1 April 2003 and sell the associated tangible assets. The value of the assets disposed of was $171,884 (US$103,603). The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these are being settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which have been included in the financial statements of Orbital for 30 June 2003, were as follows:

	2003	2002	2001
	A$’000	A$’000	A$’000
Financial performance information for the period (2003: 9 months ended 31 March)
Revenue from ordinary activities	29,304	35,527	37,939
Expenses from ordinary activities	(28,716)	(35,153)	(37,444)

Profit from ordinary activities before income tax	588	374	495
Income tax expense	—	—	—

Net Profit	588	374	495

Financial position information as at 30 June
Segment assets	40	4,974	3,842
Segment liabilities	(1,645)	(2,576)	(3,928)

Net assets (liabilities)	(1,605)	2,398	(86)

Cash flow information for the period (2003: 9 months ended 31 March)
Net cash provided by/(used in) operating activities	4,781	(1,329)	632
Net cash provided by/(used in) investing activities	312	(9)	(60)
Net cash provided by financing activities	—	—	—

Net increase/(decrease) in cash held	5,093	(1,338)	572

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

			2003	2002
			A$000’s	A$000’s
9.	CASH
	Cash at bank		138	58
	Cash at bank - US Dollars		542	2,043
	Cash at bank - European currency units		288	—
	Cash at bank - Other foreign currencies		17	197
	At call deposits - financial institutions	15.3	2,742	5,195
	Bank bills		5,280	6,271

			9,007	13,764

10.	RECEIVABLES

	Current
	Trade debtors		2,335	6,489
	Less: Provision for doubtful trade debtors		(17)	(303)

			2,318	6,186
	Other debtors		982	718

			3,300	6,904

	Non-Current
	Loans to associate		—	10,222

11.	INVENTORIES
	Raw materials and stores - at cost		94	555

12.	OTHER FINANCIAL ASSETS
	Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446
	Less: provision for diminution in the carrying value of investments		(6,446)	(6,446)

			—	—

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

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to repurchase Orbital’s shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debt / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

			2003	2002
			A$000’s	A$000’s
13.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At deemed cost	13.1	1,091	1,091

	Buildings
	At deemed cost		3,057	3,057
	Less: accumulated depreciation		(569)	(488)

		13.1	2,488	2,569

	Leasehold improvements
	At cost		—	3,895
	Less: accumulated depreciation		—	(3,895)

			—	—

	Plant and equipment
	At cost		21,673	23,348
	Less: accumulated depreciation		(15,238)	(15,004)

			6,435	8,344

	Leased assets
	At cost		669	853
	Less: accumulated amortisation		(301)	(300)

			368	553

	Capital works in progress
	At cost		—	69

	Total property, plant and equipment - net book value		10,382	12,626

	Reconciliations
	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land
	Carrying amount at beginning of year		1,091	1,091

	Carrying amount at end of year		1,091	1,091

	Buildings
	Carrying amount at beginning of year		2,569	2,650
	Depreciation		(81)	(81)

	Carrying amount at end of year		2,488	2,569

	Leasehold improvements
	Carrying amount at beginning of year		—	1,180
	Amortisation		—	(218)
	Transfer to plant & equipment		—	(472)
	Disposals and provisions		—	(490)

	Carrying amount at end of year		—	—

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2002
		A$000’s	A$000’s
13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Plant and equipment
	Carrying amount at beginning of year	8,344	9,563
	Additions and work in progress transfers	275	552
	Transfer from leasehold improvements	—	472
	Disposals	(149)	(23)
	Depreciation	(2,035)	(2,220)

	Carrying amount at end of year	6,435	8,344

	Leased assets
	Carrying amount at beginning of year	553	932
	Disposals	(10)	(146)
	Amortisation	(175)	(233)

	Carrying amount at end of year	368	553

	Capital works in progress
	Carrying amount at beginning of year	69	118
	Net transfers to property, plant and equipment	(69)	(49)

	Carrying amount at end of year	—	69

13.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 14 November 2001 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,580,223 (2002: $3,660,441). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

		2003	2002
		A$000’s	A$000’s
14.	PAYABLES
	Current
	Trade creditors and accruals	3,968	4,868
	Trade creditors - associate company	5	784

		3,973	5,652

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

15.	INTEREST BEARING LIABILITIES

			2003	2002
			A$000’s	A$000’s
15.1	Current
	Lease liabilities	21.2	142	236

15.2	Non-Current
	Lease liabilities	21.2	198	357

			198	357

15.3	Financing Arrangements
	The consolidated entity has standby arrangements with banks to provide support facilities:

	Total facilities available
	Performance guarantee facility		69	69
	Security guarantee facility		500	—
	Corporate credit card facility		890	1,133
	Multi-option credit facility		750	850
	Letter of credit		374	444

			2,583	2,496

	Facilities utilised at balance date
	Performance guarantee facility		69	69
	Security guarantee facility		500	—
	Corporate credit card facility		12	154
	Multi-option credit facility		—	—
	Letter of credit		374	444

			955	667

	Facilities not utilised at balance date
	Performance guarantee facility		—	—
	Security guarantee facility		—	—
	Corporate credit card facility		878	979
	Multi-option credit facility		750	850
	Letter of credit		—	—

			1,628	1,829

These facilities have been arranged with the consolidated entity’s bankers with the general terms and conditions being set and agreed to from time to time. The standby letter of credit is a committed non-interest bearing facility, available to be drawn down until final expiration on 7 April 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents, licences and technologies and research and development deposits) has been granted to the Company’s banker for the establishment of credit facilities totalling $2,068,306 (2002: $2,169,208). A back-to-back cash term deposit of $500,000 is committed as security against the above security guarantee facility.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		2003	2002
		A$’000	A$’000
16.	NON INTEREST BEARING LIABILITIES

	Loans and advances - secured	19,000	19,000

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

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

		2003	2002
		A$’000	A$’000
17.	PROVISIONS

17.1	Current
	Employee entitlements - including on-costs	1,357	1,544
	Redundancy - employee entitlements	255	2,340
	Product warranty	487	—
	Surplus lease space	411	1,150
	Other	15	26

		2,525	5,060

17.2	Non-Current
	Employee entitlements - including on-costs	1,103	1,657
	Product warranty	628	1,115
	Surplus lease space	981	—
	Other	—	755

		2,712	3,527

17.3	Aggregate Liability for employee entitlements	2,715	5,541

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	Assumed rate of increase in wage and salary rates	4.00%	4.00%
	Discount rate (annual)	6.00%	6.00%
	Settlement term (years)	10	10

	Number of employees

	Number of employees at year end	97	163

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

17.	PROVISIONS (CONTINUED)

		2003	2002
		A$’000	A$’000
17.4	Reconciliations

	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Redundancy benefits - current
	Carrying amount at beginning of year	2,340	—
	Provision made during the year	377	3,778
	Payments made during the year	(2,462)	(1,438)

	Carrying amount at end of year	255	2,340

	Product warranty - current
	Carrying amount at beginning of year	—	—
	Reclassified from non current	487	—

	Carrying amount at end of year	487	—

	Product warranty - non current
	Carrying amount at beginning of year	1,115	819
	Provision made during the year - net of expired	—	296
	Reclassified as current	(487)	—

	Carrying amount at end of year	628	1,115

	Surplus lease space - current
	Carrying amount at beginning of year	1,150	—
	Provision made during the year	489	1,150
	Payments made during the year	(247)	—
	Reclassified to non current	(981)	—

	Carrying amount at end of year	411	1,150

	Surplus lease space - non current
	Carrying amount at beginning of year	—	—
	Reclassified from current	981	—

	Carrying amount at end of year	981	—

	Other provisions - current
	Carrying amount at beginning of year	26	45
	Payments made during the year	(11)	(19)

	Carrying amount at end of year	15	26

	Other provisions - non current
	Carrying amount at beginning of year	755	755
	Provision no longer required and reversed during the year	(755)	—

	Carrying amount at end of year	—	755

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

			2003	2002
			A$’000	A$’000
18.	OTHER LIABILITIES

18.1	Current
	Unearned income		—	2,268

18.2	Non-Current
	Liability for share of net asset deficiency in associate	26	6,915	21,026
	Restructure of associate		—	569

			6,915	21,595

19.	CONTRIBUTED EQUITY
	Issued and paid-up capital
	379,979,583 (2002: 355,387,361) ordinary shares, fully paid		213,467	210,840

	Ordinary Shares
	Balance at the beginning of year		210,840	210,840
	Shares issued:
	1,258,887 (2002: 689,087) shares issued pursuant to employee share plans		—	—
	23,333,335 (2002: Nil) shares issued pursuant to share placement		2,800	—
	Transaction costs arising from issue of shares pursuant to share placement		(173)	—

			213,467	210,840

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

19.	CONTRIBUTED EQUITY (CONTINUED)

19.1	Employee Share Plans

Options

No options over unissued shares were granted during or since the end of the 2003 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1998	500,500	0.59	25 Sep 2003	515,800	0.66	25 Sep 2003	1,016,300
1999	403,500	0.53	23 Sep 2004	247,150	0.59	23 Sep 2004	650,650
2000	852,000	1.61	28 Sep 2005	925,300	1.79	28 Sep 2005	1,777,300

	1,756,000			1,688,250			3,444,250

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2003 was $0.12 (30 June 2002: $0.30).

Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 differing numbers of shares, based on seniority and length of service are offered to eligible employees.

During the year there were 766,782 shares issued under Plan 1 to eligible employees at a market value of $0.123 million (2002: 350,041 shares with market value of $0.200 million). During the year, executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 350,871 shares issued under Plan 2 at prevailing market rates (2002: 151,480 shares).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 1,225,000 shares were offered to 12 executives (2002: 560,000 shares offered to 12 executives). At the discretion of the Board of Directors, during the year 240,000 shares were issued under the Executive Long Term Plan to retrenched executives.

		2003	2002	2001
		A$’000	A$’000	A$’000
20.	ACCUMULATED LOSSES

	Accumulated losses at beginning of the year	223,545	196,769	169,930
	Net (profit)/loss attributable to members of the parent entity	1,865	26,776	26,839
	Net effect of initial adoption of AASB 1028 “Employee Benefits”	40	—	—

	Accumulated losses at end of the year	225,450	223,545	196,769

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

21.	COMMITMENTS

			2003	2002
			A$’000	A$’000
21.1	Operating Lease Commitments

	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year		177	548
	- Later than one year but not later than five years		46	447

			223	995

	Current operating leases of the consolidated entity are in relation to computer and operating equipment. All premises leases have been fully provided for as at 30 June 2003.

21.2	Finance Lease Commitments
	Finance lease rentals are payable as follows:
	- Not later than one year		162	252
	- Later than one year but not later than five years		203	397

			365	649
	- Less: Future lease finance charges		(25)	(56)

			340	593

	Lease liabilities provided for in the financial statements
	- Current	15.1	142	236
	- Non-current	15.2	198	357

	Total lease liabilities		340	593

The consolidated entity leases motor vehicles and equipment under finance leases expiring in 1 to 4 years. At the end of the lease term the consolidated entity has the option to replace the asset financed with a new asset or pay out the residual balance.

22.	SUPERANNUATION COMMITMENTS

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

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

23.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

23.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2003, Orbital’s share of Synerject’s financing obligations amounted to A$14.970 million (US$10.000 million) (30 June 2002: A$20.361 million (US$11.459 million)).

23.2	The Company has provided A$6.915 million (30 June 2002: A$21.026 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens VDO Automotive Corporation above.

23.3	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

		2003	2002	2001
		$	$	$
24.	DIRECTORS’ AND OFFICERS’ REMUNERATION
	Total income received, or due and receivable, by all Directors of each entity in the consolidated entity from the Company, related bodies corporate or controlled entities (includes Directors’ fees of $156,892 (2002: $229,367))	2,184,942	3,169,187	2,575,163

		No.	No.	No.
	The number of Directors of each entity in the consolidated entity whose income from the Company, related bodies corporate or controlled entities is included in the above disclosure	11	16	14

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

24.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

24.2	Executives’ Remuneration

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers involved in the management of the Company or consolidated entity.

	2003	2002	2001
	$	$	$
Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income exceeds $100,000.	2,526,254	2,131,071	1,498,882

	No.	No.	No.

The number of executive officers whose income from the Company or related bodies corporate falls within the following bands:
$100,000 -$109,999	1	—	—
$110,000 -$119,999	—	1	—
$130,000 -$139,999	1	—	—
$140,000 -$149,999	—	2	—
$150,000 -$159,999	—	—	2
$160,000 -$169,999	2	—	—
$170,000 -$179,999	—	1	1
$180,000 -$189,999	—	—	1
$190,000 -$199,999	—	2	—
$210,000 -$219,999	2	—	—
$220,000 -$229,999	1	2	—
$230,000 -$239,999	—	—	1
$250,000 -$259,999	—	—	1
$260,000 -$269,999	1	—	—
$270,000 -$279,999	2	—	—
$340,000 -$349,999	—	—	1
$480,000 -$489,999	1	—	—
$700,000 -$709,999	—	1	—

	11	9	7

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

25.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Engine Corporation Limited	Class of Shares	Consolidated Entity Interest
		2003%	2002%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
- S T Management Limited	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd (a)	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Employees Superannuation Fund Pty Ltd (b)	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.
(b)	Orbital Engine Corporation Limited owns 100% of the issued capital of Orbital Employees Superannuation Fund Pty Ltd (OESF) and must act in the best interest of members of the fund at all times. Accordingly, control does not exist and OESF is not consolidated.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

26.	INVESTMENT IN ASSOCIATE

As at 30 June 2003, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture with Siemens VDO Automotive Corporation (30 June 2002: 50%; 30 June 2001: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		2003	2002	2001
		A$’000	A$’000	A$’000
26.1	Result of associate

	Share of associates profit/(loss) from ordinary activities before income tax expense	1,197	(3,488)	(13,243)
	Share of associates income tax expense	(228)	(9)	(23)

	Share of associates net profit/(loss) as disclosed by associate	969	(3,497)	(13,266)
	Adjustment - reversal amortisation of intangible	382	429	432

	Share of associates net profit/(loss)	1,351	(3,068)	(12,834)

26.2	Liability for share of net asset deficiency of associate

	Liability at beginning of year	(21,026)	(19,824)	(13,706)
	Investments during the year	10,541	—	8,324
	Share of associates net profit/(loss)	1,351	(3,068)	(12,834)
	Exchange difference on foreign currency translation	2,219	1,866	(1,608)

	Liability at end of year	(6,915)	(21,026)	(19,824)

26.3	Commitments

	Share of associates operating lease commitments payable:
	Within one year	574	1,078
	One year or later and no later than five years	1,958	2,069
	Later than five years	1,032	1,467

		3,564	4,614

	Share of associates plant and equipment expenditure commitments contracted but not provided for and payable:
	Within one year	49	58
	One year or later and no later than five years	—	—
	Later than five years	—	—

		49	58

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

26.	INVESTMENT IN ASSOCIATE (CONTINUED)

26.4	Summary financial position of associate

	2003	2002	2001
	A$’000	A$’000	A$’000
The consolidated entity’s share of assets and liabilities of associate is as follows:

Current assets	8,948	8,505	9,165
Non-current assets	11,641	14,977	18,299

Total assets	20,589	23,482	27,464

Current liabilities	6,716	6,116	17,583
Non-current liabilities	16,072	32,395	23,138

Total liabilities	22,788	38,511	40,721

Net asset deficiency - as reported by associate	(2,199)	(15,029)	(13,257)

Adjustments arising from equity accounting

Elimination of intangibles (net of amortisation)	(4,716)	(5,997)	(7,167)
Restructuring provision adjustment	—	—	600

Net asset deficiency	(6,915)	(21,026)	(19,824)

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

27.	ACQUISITION OF CONTROLLED ENTITIES

(a)	On 29 August 2001 the consolidated entity purchased 100% of the issued shares in Power Investment Funding Pty Ltd, the special purpose company set up in relation to the OCP Four-Stroke (OCP-4S) research and development syndicate. The operating results of this controlled entity have been included in the consolidated results from this date.

(b)	On 30 May 2001 the consolidated entity purchased 100% of the issued shares in Investment Development Funding Pty Ltd, the special purpose company set up in relation to the Genesis research and development syndicate. The operating results of this controlled entity have been included in the consolidated results from this date.

	2003	2002	2001
	A$000’s	A$000’s	A$000’s
Consideration:
Security Deposit	—	36,158	60,349
Less: Put obligation liability extinguished	—	(36,158)	(60,349)

	—	—	—

Fair value of net assets acquired:
Cash	—	347	141
Current income tax liability	—	(347)	(141)

	—	—	—

Inflow of cash	—	347	141

Goodwill on acquisition	—	—	—

28.	RELATED PARTIES

28.1	Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the financial year are Messrs R W Kelly, P C Cook, J R Marshall, A S Peacock and J G Young.

ROSS WILLIAM KELLY, B.E. (Hons) FAICD, AGE 65

Non-Executive Director and Chairman, retired 21 August 2003. Mr Kelly joined the Board in December 1995 and resigned on 21 August 2003. Mr Kelly has had extensive experience consulting to many of Australia’s larger businesses on both strategic and operational matters in his earlier career as Operations Director (Asia Pacific Zone) of PA Management Consultants. Mr Kelly is currently Chairman of Clough Limited.

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 64

Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Executive Chairman of Australian Technology Group Limited, and Chairman of both Olex Holdings Limited and Compudigm International Limited. Previously Mr Bourke has been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

PETER CHAPMAN COOK, M.Pharm FRMIT, PhC, MPS, ARACI, AGE 55

Managing Director, appointed on 13 February 2002. Appointed Chief Executive Officer on 1 January 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell’s Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

28.	RELATED PARTIES (CONTINUED)

28.1	Directors (Continued)

JOHN RICHARD MARSHALL, B MECHE, DIP MECHE, FIE (AUST), F.SAE.A, MSME, AGE 71

Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program; Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 59

Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd. Mr Young chairs the Company’s Audit Committee.

THE HON ANDREW SHARP PEACOCK, AC, AGE 64

Non-Executive Director appointed 19 December 2001 and resigned 24 October 2002. The Hon. Andrew Peacock completed a three year term as Australian Ambassador to the USA in February 2000. Previously Mr Peacock held senior Ministerial positions in Australian Governments in the 1970’s and 1980’s, including the Foreign Affairs, Industrial Relations, Industry and Commerce and Environment portfolios. Mr Peacock is President, Boeing – Australia, and a member of the Business Council of Australia.

Details of directors’ remuneration and retirement benefits are set out in Note 24 and the Directors’ Report.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interests subsisting at year end.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

28.	RELATED PARTIES (CONTINUED)

28.2	Controlled Entities

Details of interests in controlled entities are set out in Note 25. Details of dealings with controlled entities are set below:

(a)	Intercompany Loans

The aggregate amounts receivable from / payable to wholly owned controlled entities by the Company at balance date:

	2003	2002
	A$’000	A$’000
Receivables (after provision)
Non-current	11,709	9,925

Borrowings
Non-current	10,413	15,619

The interest rate charged/receivable in relation to these loans during the year was nil, (2002: nil).

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

Orbital Engine Company (Australia) Pty Ltd charged a facility fee to Orbital Engine Corporation Limited for the provision of office premises, computer and administration support of $nil for the year ended 30 June 2003, (30 June 2002: $341,139).

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Engine Company (Australia) Pty Limited, which is a wholly owned subsidiary of Orbital Engine Corporation Limited.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

28.3	Other Related Parties – Business Undertakings

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to associated companies by the consolidated entity at balance date are:

	2003	2002
	A$’000	A$’000
Receivables
Current	40	—
Non current	—	10,222

	40	10,222

Payables
Current	5	784

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.924 million (2002: $1.853 million) and purchased goods and services to the value of $23.385 million (2002: $27.482 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

(c)	Business Restructure

On 31 March 2003 the consolidated entity invested US$6.25 million (A$10.37 million) in its joint venture Synerject LLC by way of capitalisation of amounts receivable from Synerject LLC.

On 1 April 2003 the consolidated entity transferred the benefit of its marine and recreation systems business to Synerject LLC, as part of a restructure and refinance of Synerject LLC, for equity consideration in Synerject LLC.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

29.	NOTES TO THE STATEMENTS OF CASH FLOWS

29.1	Reconciliation of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

			2003	2002	2001
			A$’000	A$’000	A$’000
	Cash		9,007	13,764	32,735

29.2	Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities

	Loss from ordinary activities after income tax		(1,865)	(26,776)	(26,561)
	Add/(less) items classified as investing/financing activities:
	Interest received	2	(259)	(752)	(2,338)
	Loss/(profit) on sale of property, plant and equipment	2	(282)	31	(46)
	Finance charges on capitalised leases	3.2	32	72	69
	Add/(less) non-cash items:
	Depreciation	3.4	2,116	2,519	2,767
	Amortisation of leased assets	3.4	175	233	271
	Leasehold improvements written off	3.4	—	490	—
	Goodwill written off	3.4	—	—	379
	Prepaid marketing expense	3.4	483	2,319	2,319
	Provision for doubtful debts	3.4	17	303	—
	Amounts set aside to provisions		(1,322)	1,464	1,346
	Share of net (profit)/loss of associate		(1,351)	3,068	12,834
	Net foreign exchange (gains) / losses	3.4	(1,894)	(1,393)	334
	(Decrease)/increase in net taxes payable		(52)	107	(1,583)
	Provision against carrying value of investments	3.3	—	6,446	—

	Net cash used in operating activities before changes in assets and liabilities		(4,202)	(11,869)	(10,209)

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		3,365	1,371	4,092
	Decrease in inventories		601	246	161
	(Increase)/decrease in prepayments		(211)	(381)	156
	Decrease/(increase) in other non-current assets		—	424	4
	(Decrease)/increase in trade creditors		(1,679)	(2,853)	(3,951)
	(Decrease)/increase in employee provisions		(2,777)	1,461	(418)
	(Decrease) in other liabilities		(2,268)	(2,005)	(2,176)
			(2,969)	(1,737)	(2,132)

	Net cash used in operating activities		(7,171)	(13,606)	(12,341)

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

30.1	Foreign Exchange Risk

The consolidated entity may enter into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year. During the year ended 30 June 2003 no forward exchange contracts were held.

Foreign currency receivables and payables have been translated in the Statement of Financial Position at year end, utilising the exchange rates applicable as at 30 June 2003 being: United States Dollars 0.6680, European Currency Units 0.5902 and United Kingdom Pounds Sterling 0.4079 (2002: 0.5628, 0.5710 and 0.3692 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions are as follows:

				CONSOLIDATED
		AVERAGE RATE		2003	2002
		2003	2002	A$000’s	A$000’s
(i)	United States Dollars
	Amounts Receivable
	Current	0.6628	0.5593	1,395	6,397
	Non current	—	0.5175	—	2,899

	Amounts Payable
	Current	0.5870	0.5628	81	2,678

(ii)	European Currency Unit
	Amounts Receivable
	Current	0.5638	0.5832	261	450

	Amounts Payable
	Current	0.5665	0.5710	86	141

(iii)	United Kingdom Pounds Sterling
	Amounts Receivable
	Current	0.3610	0.3692	7	8

	Amounts Payable
	Current	—	0.3632	—	32

30.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.3	Interest Risk

	Note	Weighted average interest rate	Floating interest rate $’000	Fixed interest maturing in			Non- interest bearing $’000	Total $’000
				1 year or less $’000	1 to 5 years $’000	more than 5 years $’000
2003

Financial assets
Cash assets		4.22%	9,007	—	—	—	—	9,007
Receivables		—	—	—	—	—	3,300	3,300

			9,007	—	—	—	3,300	12,307

Financial liabilities
Payables		—	—	—	—	—	3,973	3,973
Non interest bearing loan		—	—	—	—	—	19,000	19,000
Lease liabilities		6.08%	—	142	198	—	—	340
Employee benefits		6.00%	—	2,565	136	14	—	2,715

			—	2,707	334	14	22,973	26,028

2002

Financial assets
Cash assets		3.35%	13,764	—	—	—	—	13,764
Receivables		—	—	—	—	—	17,126	17,126

			13,764	—	—	—	17,126	30,890

Financial liabilities
Payables		—	—	—	—	—	5,652	5,652
Non interest bearing loan		—	—	—	—	—	19,000	19,000
Lease liabilities		6.47%	—	236	357	—	—	593
Employee benefits		6.00%	—	5,261	258	22	—	5,541

			—	5,497	615	22	24,652	30,786

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

30.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2003		2002
	Carrying Amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

Financial assets
Cash assets	9,007	9,007	13,764	13,764
Receivables	3,300	3,300	17,126	17,126

Financial liabilities
Payables	3,973	3,973	5,652	5,652
Non interest bearing loan	19,000	10,009	19,000	9,442
Lease liabilities	340	340	593	593
Employee benefits	2,715	2,715	5,541	5,541

31.	EVENTS SUBSEQUENT TO REPORTING DATE

Share Purchase Plan

On 6 June 2003, the Company announced that it would be making an offer, via a Share Purchase Plan (“SPP”), to its Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share.

The offer under the SPP closed on 10 July 2003. Approximately A$3.280 million, net of transaction costs of approximately A $0.245 million, was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on 17 July 2003.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial statements of Orbital Engine Corporation Limited have been prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP). The significant differences between AUS GAAP and US GAAP affecting the statements of operations and shareholders’ equity are summarised below:

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

The per share weighted average fair value of stock options granted during 2001 was $1.00 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield 0%, risk-free interest rate of 6.00% and an expected life of 5 years.

The Company also has in place an Executive long term share plan, refer Note 19.1 to the financial statements for details.

The Company applies APB 25 in accounting for its Plans under US GAAP and, accordingly compensation cost has been recognised for its stock options in the financial statements based on the difference between the exercise price and the market price of the stock on the date of grant. In addition, options with hurdle prices have been accounted for under variable plan accounting until the date the hurdle prices have been met. Had the Company determined compensation cost based on the fair value at the grant date for its stock options and executive long term share plan under SFAS No. 123 “Accounting for Stock Based Compensation” and SFAS No.148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of Statement No. 123”, Orbital’s net loss and loss per share would have been increased or decreased to the pro forma amounts indicated below:

		2003	2002	2001
		A$’000	A$’000	A$’000
Net loss (US GAAP)	As reported	(1,675)	(25,693)	(26,160)

Compensation costs	As reported APB 25	(254)	(378)	(584)
Compensation costs	Fair value SFAS 123 &148	(254)	(378)	(2,005)

Compensation costs	Pro forma adjustment	—	—	(1,421)

Net loss (US GAAP)	Pro forma	(1,675)	(25,693)	(27,581)

		(in Australian cents)
Loss per share	As reported	(0.47)	(7.24)	(7.40)
(Basic and diluted)	Pro forma	(0.47)	(7.24)	(7.80)

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

32.	(a) Accounting for Stock Based Compensation (Continued)

Stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at June 30, 2000	11,969,200	$1.02
Granted	2,039,700	$1.68
Exercised	(4,501,299)	$1.13
Reinstated	6,400	$1.34
Expired	(2,340,700)	$1.31

Balance at June 30, 2001	7,173,301	$1.04
Granted	—
Exercised	—
Expired	(1,822,651)	$1.02

Balance at June 30, 2002	5,350,650	$1.05
Granted	—
Exercised	—
Expired	(1,906,400)	$0.84

Balance at June 30, 2003	3,444,250	$1.17

At June 30, 2003 the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.53 - $1.79 and 1.47 years, respectively.

At June 30, 2003, 2002 and 2001 the number of options exerciseable was 2,518,950, 4,382,950 and 6,175,201 respectively, and the weighted average exercise price of those options was $0.94, $0.89 and $0.92 respectively.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(b) Investments

Under AUS GAAP, the Company’s investment in PT Texmaco Perkasa Engineering Tbk is carried at the lower of cost and recoverable amount. Under US GAAP, this investment was considered an available-for-sale security under Statement of Financial Accounting Standards No.115 “Accounting for Certain Investments in Debt and Equity Securities”, and was carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. During the year ended June 30, 2002 due to the debt / capital reconstruction being undertaken by the Texmaco group and the lack of a liquid market for its shares this investment is no longer considered to be an available-for-sale security under Statement of Financial Accounting Standards No.115.

During the year ended June 30, 2002 the carrying value of this investment was written down to $nil for both AUS GAAP and US GAAP reporting. In accordance with US GAAP reporting definitions this write down is considered to be an other than temporary decline in value.

(c) Licence and Marketing Agreements

A difference totalling $0.484 million credit (2002: $2.319 million credit, 2001: $2.319 million credit) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair value of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended June 30, 2000 have not been recognised.

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital’s operations. The capitalized pre-paid marketing expense has been amortized under Australian GAAP. The prepayment became fully amortized during the year ended June 30, 2003 and therefore no ongoing difference is carried forward between AUS GAAP and US GAAP.

(d) Accounting Standard Change AUS GAAP

During the year, the Company increased the provision for wages, salaries and annual leave to reflect the remuneration rates Orbital expects to pay. This is fundamentally consistent with US GAAP. However, pursuant to AUS GAAP transitional requirements of AASB 1028 “Employee Entitlements”, the increase in the provision, as at July 1, 2002 was recorded against opening accumulated losses. For US GAAP purposes, this increase in the provision has been recorded as part of the net loss for the current year.

(e) Interest received on Investments

Under AUS GAAP, interest received on investments has been classified in the statement of cash flows as an investing activity. Under US GAAP interest received on investments would be recorded as an operating activity.

(f) Discontinued Operations

Refer to Note 8 for discontinued operations in accordance with AUS GAAP. Under US GAAP the transfer of the marine and recreation systems business to Orbital’s 50% held associate Synerject LLC does not meet the criteria for a discontinued operation as Orbital has continued to have significant (50%) involvement in the operations of the transferred component after the disposal, and therefore does not require disclosure.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(g) Recent Changes to US GAAP

In June 2001, the FASB issued Statement of Financial Accounting Standards No.141 (SFAS 141), “Business Combinations” and Statement of Financial Accounting Standards No.142 (SFAS 142), “Goodwill and Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill not be amortized, but instead tested for impairment at least annually.

SFAS 142 also requires recognised intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No.144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. Any recognised intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

The Company was required to adopt the provisions of SFAS 141 and 142 on July 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all business combinations completed after June 30, 2001. Retroactive application of SFAS 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized until June 30, 2002. The impact on Orbital of the adoption of SFAS 141 and 142 was immaterial.

In June 2001, the FASB issued Statement of Financial Accounting Standards No.143 (SFAS 143), “Accounting for Asset Retirement Obligations”. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under SFAS 143 the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SPAS 143 was effective for the Company as of July 1, 2002. The impact on Orbital of the adoption of SFAS 143 was immaterial.

In August 2001, the FASB issued Statement of Financial Accounting Standards No.144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS 121 with respect to the accounting for the impairment or disposal of long-lived assets; and (b) Accounting Principles Board Opinion No.30 (Opinion 30) for the disposal of a segment of a business. SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(g) Recent Changes to US GAAP (Continued)

SFAS 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognised before they occur.

SFAS 144 is effective for the Company as of July 1, 2002. As identified in Note 32 (f) above the disposal documented in note 8 as a discontinued operation under AUS GAAP does not meet the criteria for a discontinued operation under SFAS 144 (US GAAP). The impact on Orbital of the adoption of SFAS 144 has been immaterial.

In July 2002, the FASB issued Statement no. 146, “Accounting for Costs Associate with Exit or Disposal Activities.” Statement No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. Statement No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement No 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees.

In November 2002, the FASB issued Interpretation No. 45, “”Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. The adoption of this interpretation has not resulted in any additional disclosure, as the Group has not provided any further guarantees of indebtedness apart from the Guarantee to Siemens VDO as disclosed in Note 23, “Contingent liabilities” to the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of Statement No. 123. “This Statement amends Statement No. 123, “”Accounting for Stock Based Compensation,” to provide alternative methods of voluntarily transitioning to the fair value-based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement no. 123 to require more prominent disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions of Statement No. 148 are effective for Orbital for this fiscal 2003 filing. Such disclosures are outlined in note 32(a).

We have not yet completed our final evaluation of the valuation options presented by Statement No. 148. However, within this fiscal year, we expect to reach a determination of whether and, if so, when to change our existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of Statement No. 148.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(g) Recent Changes to US GAAP (Continued)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting rights or similar rights. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation applies to the Group no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. This Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

One example within the appendixes to FIN 46 relates to variable interests arising from guarantees and similar obligations. Orbital’s guarantee to Siemens VDO of a portion of Siemens loans funds to Synerject LLC could apply to make Synerject LLC a variable interest entity in relation to Orbital, if as a result Orbital were to absorb the majority of the risks and potential losses. The directors believe that Synerject LLC is not a variable interest entity in relation to Orbital, noting the guarantee is for only 50% of the loan funds.

The application of FIN 46 is not expected to have a material effect on Orbital’s financial staements.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” (“SFAS 150”). This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligation for the issuer. Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The impact on Orbital of the adoption of SFAS 150 has been immaterial.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(h) Additional disclosures regarding Deferred income taxes and Carry forward income tax losses for US GAAP reporting purposes.

In accordance with US GAAP, deferred tax assets are only recognised to the extent the likelihood of realizing the tax benefit is determined to be more likely than not. Although the US GAAP standard provides for a lower threshold than AUS GAAP, based upon the level of historical taxable income and projections for future taxable income over the periods in which the tax carry forward losses and deductible temporary differences will reverse, no deferred tax asset has been recognised.

A deferred tax asset of A$29.449 million is not recognised for tax carry forward losses of approximately A$86.615 million that are available to certain controlled entities in the United States. These losses expire as follows:

	YEAR	A$’000
Carry forward US tax losses expire on June 30, in the following years	2010	3,913
	2011	13,223
	2012	18,656
	2013	17,801
	2014	1,163
	2015	1,163
	2020	3,662
	2021	10,856
	2022	11,527
	2023	4,651

		86,615

Australian income tax carry forward losses of A$40.213 million do not expire and can be carried forward indefinitely.

The item entitled “non-resident controlled entities results not tax effected” at Note 4.1 consists of the following: -

	2003	2002	2001
	A$’000	A$’000	A$’000
Foreign tax rate differential	(138)	34	—
Non Assessable income	221	1,013	668
US tax losses utilised/(carried forward)	956	(1,304)	(4,272)

	1,039	(257)	(3,604)

Income tax expense /(credit) is split as follows:

Australian tax	—	245	(980)
Foreign withholding taxes	125	656	173
Other juristictions	—	—	—

	125	901	(807)

Losses before related income tax comprise:

Australian losses	5,203	25,018	16,767
Other juristictions (profit)/losses	(3,463)	857	10,601

	1,740	25,875	27,368

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(i) Additional disclosures regarding Redundancy provision and expenses for US GAAP reporting purposes

During the year ended June 30, 2003 the Company expensed redundancy costs of A$0.377 million (2002: A$3.778 million) in relation to involuntary retrenchment of 15 staff (2002: 71 staff). Management, marketing and administration staff accounted for 8 (2002: 15) of these employees with the balance being engineers, technicians and operational staff. As at June 30, 2003, A$0.122 million had been paid and A$0.255 million was provided as payable. Of the A$0.255 million provision A$0.148 million was paid in the week immediately following June 30, 2003.

(i) Additional disclosures regarding Reorganization costs for US GAAP reporting purposes

During the year ended June 30, 2003 the Company incurred restructuring or reorganization costs of A$0.619 million (June 30, 2002 A$5.418 million) which included A$0.377 million (2002: A$3.778 million) in redundancy expenses detailed above, plus A$0.242 million (2002: A$1.150 million) in net surplus lease space expenses. The 2002 year also included a A$0.490 million write-off of leasehold improvements.

(k) Additional disclosures regarding Investment in Associate

SYNERJECT LLC—100%	2003	2002	2001
SUMMARY FINANCIAL DATA	A$’000	A$’000	A$’000
Statement of Earnings Data*
Total revenue	58,286	45,350	43,625
Net profit / (loss)	1,712	(6,510)	(26,259)

Balance Sheet Data at Year End*
Current assets	17,897	17,010	18,331
Property, plant and equipment	8,469	11,983	16,273
Intangibles	14,813	17,971	20,324

Total Assets	41,179	46,963	54,927
Current liabilities	13,431	12,232	35,167
Non current liablilites	31,694	64,790	46,275

Total Liabilities	45,125	77,022	81,441

Total Shareholders’ deficit	(3,946)	(30,059)	(26,514)

*	A convenience translation of Statement of Earnings and Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2003: US$0.6680 = A$1.00, 2002: US$0.5628 = A$1.00, 2001: US$0.5100 = A$1.00).

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

		NOTE		2003	2002	2001
				A$’000	A$’000	A$’000
33.	RECONCILIATION OF ACCOUNTS TO US GAAP

33.1	Statement of Operations
	Net (loss) reported under AUS GAAP			(1,865)	(26,776)	(26,837)
	Net tax effects of the US GAAP adjustments			—	(858)	(1,058)
	Stock compensation	32	(a)	(254)	(378)	(584)
	Licence and marketing agreements	32	(c)	484	2,319	2,319
	Accounting standard change AUS GAAP	32	(d)	(40)	—	—

	Net loss according to US GAAP			(1,675)	(25,693)	(26,160)

	Loss per ordinary share - US GAAP (A cents)		(a)
	- Basic			(0.47)	(7.24)	(7.40)
	- Diluted			(0.47)	(7.24)	(7.40)

	Loss per American Depositary Share (ADS) - US GAAP (A cents)		(a)		(b)	(b)
	- Basic			(18.76)	(289.45)	(295.80)
	- Diluted			(18.76)	(289.45)	(295.80)

	Number of ordinary shares in calculation (000’s)
	- Basic			357,060	355,078	353,720
	- Diluted			357,060	355,078	353,720

(a)	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares in 2003 would have been 370,688,138.
(b)	On May 8, 2003 Orbital Engine Corporation Limited changed its ratio of ADR’s to underlying ordinary shares from 1 : 8 to 1 : 40. The comparatives for 2002 and 2001 have been restated to reflect the current ratio.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

33.	RECONCILIATION OF ACCOUNTS TO US GAAP (CONTINUED)

				2003	2002	2001
				A$000’s	A$000’s	A$000’s
33.2	Shareholders’ Equity
	Shareholders’ equity reported per AUS GAAP financial statements			(11,983)	(12,705)	14,071
	Tax effect of US GAAP adjustments			—	—	858
	Investments	32	(b)	—	—	(1,367)
	Licence and marketing agreements	32	(c)	—	(484)	(2,802)

	Shareholders’ equity (deficit) according to US GAAP			(11,983)	(13,189)	10,760

33.3	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity (deficit) according to US GAAP at the beginning of the period			(13,189)	10,760	37,703
	Net loss according to US GAAP			(1,675)	(25,693)	(26,160)
	Equity issues - stock compensation			254	378	584
	Equity issues - share placement (net of issue costs)			2,627	—	—
	Investment writedown - other comprehensive income			—	1,367	(1,367)

	Shareholders’ equity (deficit) according to US GAAP			(11,983)	(13,189)	10,760

33.4	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements			23,482	45,042	111,789
	Future income tax benefit written off/reclassified			—	—	(2,627)
	Investments	32	(b)	—	—	(1,367)
	Licence and marketing agreements	32	(c)	—	(484)	(2,802)

	Total assets according to US GAAP			23,482	44,558	104,993

33.5	Other Comprehensive Income

US GAAP defines comprehensive income as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. Examples include (in addition to net income or loss) unrealised holding gains and losses on available-for-sale securities, gains and losses from derivatives that qualify as cash flow hedges, and foreign currency translation adjustments.

There are no differences between net loss and other comprehensive loss determined under US GAAP for Orbital.

ORBITAL ENGINE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

34.	STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

		2003	2001	2000
		A$000’s	A$000’s	A$000’s
Revenue
Revenue from operating activities
System sales		29,304	35,748	37,939
Engineering and manufacturing services		10,089	8,765	14,736
Royalty income		3,192	2,693	3,537
Licence income		699	3,758	1,398

		43,284	50,964	57,610
Other revenues from ordinary activities	2	3,187	2,389	4,041

Total revenue		46,471	53,353	61,651

Costs and expenses
System purchases		27,582	33,227	35,352
Cost of engineering and manufacturing services and core product development		9,228	9,619	17,034
Licence costs		549	477	—
Provision for writedown in carrying value of investment		—	6,446	—
Selling, general and administration expenses		11,981	24,378	21,996
Borrowing costs	3.2	32	72	69
Net (profit) / loss of associate		(1,351)	3,068	12,834

Total costs and expenses		48,021	77,287	87,285

Net loss before income taxes		(1,550)	(23,934)	(25,634)
Income taxes		(125)	(1,759)	(250)
Outside equity interest in net income		—	—	(276)

Net loss attributable to members of the parent entity		(1,675)	(25,693)	(26,160)

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2003, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors

Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, members’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

July 27, 2003

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

Years ended June 30, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash	$2,203,642	152,660
Trade accounts receivable, net of allowance for doubtful accounts of $568,473 in 2003 and $234,632 in 2002 (notes 2 and 10)	6,935,081	6,338,113
Inventories	1,014,020	2,083,813
Prepaid expenses and other assets (note 9)	1,802,375	998,238

Total current assets	11,955,118	9,572,824

Property, plant and equipment, net (note 6)	5,750,895	6,743,929
License agreements, net of accumulated amortization of $3,548,057 in 2003 and $2,654,131 in 2002 (note 7)	9,801,441	10,114,274

	$27,507,454	26,431,027

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable (note 2)	$5,916,189	5,146,187
Accrued expenses and other liabilities (note 11)	2,264,111	783,299
Current portion of long-term debt (note 4)	791,481	723,673
Line of credit (note 3)	3,000,000	231,086

Total current liabilities	11,971,781	6,884,245

Accounts payable - noncurrent (note 2)	—	14,500,000
Long-term debt, excluding current installments (note 4)	1,171,857	1,963,338
Line of credit (note 3)	17,000,000	20,000,000

Total liabilities	30,143,638	43,347,583

Total members’ deficit	(2,636,184)	(16,916,556)
Commitments and subsequent events (note 8)

	$27,507,454	26,431,027

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Revenues (note 2):
Net sales	$36,983,432	21,184,969	19,876,824
Engineering services revenue	1,951,934	4,337,686	2,372,557

	38,935,366	25,522,655	22,249,381

Costs and expenses (note 2):
Cost of goods sold	28,172,971	19,438,084	22,321,989
Engineering expense	4,225,571	3,686,613	7,484,902
Selling, general and administrative expenses	3,659,266	3,849,485	4,175,164
Loss on disposal of property, plant and equipment	556,076	918,649	—

	36,613,884	27,892,831	33,982,055

Operating income (loss)	2,321,482	(2,370,176)	(11,732,674)

Other income (expense):
Interest expense	(654,295)	(979,508)	(1,539,022)
Other	(523,255)	(314,330)	(120,450)

	(1,177,550)	(1,293,838)	(1,659,472)

Net income (loss)	$1,143,932	(3,664,014)	(13,392,146)

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity (Deficit) and Comprehensive Income (Loss)

Years ended June 30, 2003, 2002 and 2001

	Members’ equity (deficit)			Accumulated other comprehensive income (loss)			Total members’ equity (deficit)
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 2000	$(4,367,618)	(4,367,619)	(8,735,237)	101,224	101,226	202,450	(8,532,787)
Capital contribution	4,500,000	4,500,000	9,000,000	—	—	—	9,000,000

Comprehensive loss:
Net loss for the year	(6,696,073)	(6,696,073)	(13,392,146)	—	—	—	(13,392,146)
Foreign currency translation adjustment	—	—	—	(298,421)	(298,423)	(596,844)	(596,844)

Total comprehensive loss							(13,988,990)

Balances at June 30, 2001	(6,563,691)	(6,563,692)	(13,127,383)	(197,197)	(197,197)	(394,394)	(13,521,777)

Comprehensive loss:
Net loss for the year	(1,832,007)	(1,832,007)	(3,664,014)	—	—	—	(3,664,014)
Foreign currency translation adjustment	—	—	—	134,617	134,618	269,235	269,235

Total comprehensive loss							(3,394,779)

Balances at June 30, 2002	(8,395,698)	(8,395,699)	(16,791,397)	(62,580)	(62,579)	(125,159)	(16,916,556)
Capital contribution	6,353,603	6,353,603	12,707,206	—	—	—	12,707,206

Comprehensive income:
Net income for the year	571,966	571,966	1,143,932	—	—	—	1,143,932
Foreign currency translation adjustment	—	—	—	214,617	214,617	429,234	429,234

Total comprehensive loss							1,573,166

Balances at June 30, 2003	$(1,470,129)	(1,470,130)	(2,940,259)	152,037	152,038	304,075	(2,636,184)

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$1,143,932	(3,664,014)	(13,392,146)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,358,797	1,263,696	928,785
Amortization	815,538	792,563	699,936
Loss on disposal of property, plant and equipment	556,076	918,649	—
Foreign currency translation adjustments affecting operating activities	(167,023)	(375,364)	40,831
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(596,968)	(1,364,143)	4,100,757
Inventories	1,069,793	760,829	(2,328,378)
Prepaid expenses and other assets	(804,137)	173,930	(219,610)
Accounts payable	(1,229,998)	4,209,080	2,479,215
Accrued expenses	1,480,812	(1,037,841)	1,481,133

Total adjustments	2,482,890	5,341,399	7,182,669

Net cash provided by (used in) operating activities	3,626,822	1,677,385	(6,209,477)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(573,176)	(465,081)	(3,695,007)
Increase in expenditures for license agreement	(47,905)	(58,910)	(16,770)

Net cash used in investing activities	(621,081)	(523,991)	(3,711,777)

Cash flows from financing activities:
Net repayments under lines of credit	(231,086)	(749,997)	(2,398,198)
Proceeds from issuance of long-term debt	—	—	3,758,000
Principal payments on long-term debt	(723,673)	(608,770)	(462,219)
Capital contributions	—	—	9,000,000

Net cash (used in) provided by financing activities	(954,759)	(1,358,767)	9,897,583

Net increase (decrease) in cash	2,050,982	(205,373)	(23,671)
Cash at beginning of the year	152,660	358,033	381,704

Cash at end of the year	$2,203,642	152,660	358,033

Supplemental disclosure of cash flow information -
Cash paid during the year for interest	$462,438	965,752	1,511,854

Noncash financing activities:
Forgiveness of payables owed to related parties recorded as capital contributions (note 2)	12,500,000	—	—
Contribution of equipment by members (note 2)	207,206	—	—

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

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

The Company is the result of a Joint Venture and Limited Liability Company Agreement (the Agreement) between Siemens VDO Automotive Corporation (SVAC), formerly Siemens Automotive Corporation (SAC) and Orbital Fluid Technologies, Inc. (OFT), whereby each member owns 50% of the Company. SVAC is a wholly owned subsidiary of Siemens Corporation, which is wholly owned by Siemens Aktiengesellschaft (Siemens AG), a corporation organized under the laws of the Federal Republic of Germany. OFT is a wholly owned subsidiary of Orbital Engine Corporation Limited (OECL), a corporation organized under the laws of West Australia.

Pursuant to the terms of the Agreement, allocation of net income (loss) will be to and among the members in accordance with their ownership percentages. As of April 2003, under an amendment to the Agreement, the CEO and CFO of Synerject were added to the Company’s board of directors. Voting control of the Company’s board of directors is shared equally between SVAC, OFT and Synerject.

The initial term of the Agreement is 20 years and is subject to renewal upon terms and conditions as shall be mutually agreed by SVAC and OFT.

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Siemens port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the Marine and Recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile, motorcycle and personal watercraft markets.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of Synerject, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a specific allowance based on a review of past due balances, and a general allowance utilizing a percentage applied on current receivable balances. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(d)	Inventories

Inventories are stated at the lower of cost or market. Cost includes material, labor and applicable manufacturing overhead and is determined using standard costs, which approximate average costs.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(e)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 years
Manufacturing machinery and equipment	10 years
Testing equipment	10 years
Tooling and motor vehicles	5 years
Office equipment	5 years
Computer equipment	5 years
Computer software	3 years

(f)	Intangible Assets – License Agreements

In June 1997, the Company entered into a license agreement with OFT for licensed technology. In November 1998, this license agreement was expanded, and the Company acquired the right to provide system integration services and products to the motorcycle market which utilizes direct injection technology. In September 1999, the Company obtained a license agreement with an affiliate of SVAC for the right to use Siemens VDO Technology for systems integration for nonautomotive equipment. The license agreements are stated at cost, net of accumulated amortization.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company adopted the provisions of SFAS No. 142 as of July 1, 2002. Upon adoption of SFAS No. 142, the Company was required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The results of this analysis did not have an impact on the Company’s financial statements.

(g)	Warranty Liability

The Company provides for estimated warranty costs based on a percentage of sales and accrues for specific items at the time their existence is known and the amounts are determinable.

(h)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no income taxes related to the Company have been provided for in the accompanying financial statements.

The subsidiaries of the Company have also elected to have their income or loss reported by the individual members on their income tax returns. The individual members will be entitled to a tax credit for foreign income taxes paid by these subsidiaries.

(i)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(j)	Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using the Euro as the functional currency. Assets and liabilities are translated at the exchange rate in effect at the financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in accumulated other comprehensive income (loss) in members’ equity (deficit).

(k)	Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)	Revenue Recognition

The Company recognizes revenue on sales after products are shipped and the customer takes ownership and assumes risk of loss. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain milestones.

(2)	Transactions with Related Parties

The Company purchases services and materials from SVAC, OFT and their related affiliates. Included in accounts receivable at June 30, 2003 and 2002 are approximately $202,000 and $535,000, respectively, due from related parties. These receivables primarily relate to product sales and reimbursement of engineering services. Included in accounts payable at June 30, 2003 and 2002 are approximately $2,613,000 and $15,582,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including technical assistance.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

A breakdown of these related party receivables and payables at June 30, 2003 and 2002 is as follows:

	2003	2002
Related party receivables:
SVAC and its affiliates	$50,000	30,000
OFT and its affiliates	152,000	505,000

	$202,000	535,000

Related party payables:
SVAC and its affiliates	$2,406,000	9,616,000
OFT and its affiliates	207,000	5,966,000

	$2,613,000	15,582,000

On April 1, 2003, SVAC and OFT restructured the Agreement to include the forgiveness of $12,500,000 of payables owed to SVAC and OFT by Synerject and the contribution of $207,206 of equipment. Both transactions were recorded as capital contributions from the members.

(3)	Lines of Credit

As of June 30, 2002, the Company had a master line of credit agreement with Siemens Capital Corporation, a related party. On December 20, 2002, the Company replaced this line of credit with a new master line of credit agreement with SVAC. This SVAC master line of credit had a maximum facility of $21,000,000, which was reduced to $20,000,000 as of June 30, 2003. The maximum amount will be further reduced by $3,000,000 at June 30, 2004. The agreement expires on September 30, 2006 and 50% of all amounts drawn on the line of credit are guaranteed by OECL.

During the term of the line of credit, interest rates are fixed for periods ranging from 1 to 12 months. The fixed interest rate is LIBOR for each relevant period plus 6/8% (2.138% at June 30, 2003 and through September 30, 2003). The total outstanding balance on each line of credit is $20,000,000 and $20,231,086 at June 30, 2003 and 2002, respectively.

(4)	Long-Term Debt

Long-term debt consists of a term loan from Siemens Financial Services, a related party, under an agreement dated October 2000, maturing in October 2005. Interest accrues at a rate of 8.99%. The term loan is payable in monthly installments of principal and interest of $77,992 and is secured by certain property, plant and equipment.

The aggregate maturities of long-term debt for each of the years subsequent to June 30, 2003 are as follows: 2004, $791,481; 2005, $865,645; and 2006, $306,212.

(5)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was $134,097, $145,167 and $126,595 for the years ended June 30, 2003, 2002 and 2001, respectively.

(6)	Property, Plant and Equipment

Property, plant and equipment consist of the following at June 30, 2003 and 2002:

	2003	2002
Leasehold improvements	$129,770	77,081
Manufacturing machinery and equipment	5,589,412	5,719,274
Testing equipment	732,089	560,851
Tooling	2,285,278	2,288,427
Office equipment	63,322	68,694
Computer equipment	144,719	176,531
Computer software	281,046	134,426
Motor vehicles	23,359	23,359
Construction in progress	90,513	243,947

	9,339,508	9,292,590
Less accumulated depreciation and amortization	3,588,613	2,548,661

	$5,750,895	6,743,929

(7)	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2003:

	As of June 30, 2003
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,333,760	18.9 yrs	(3,007,282)
License agreement – SVAC affiliates	2,015,738	8.4 yrs	(540,775)

	$13,349,498		(3,548,057)

Aggregate amortization expense for amortizing intangible assets for the year ended June 30, 2003 was $815,538. Estimated amortization expense for the next five years is: $849,808 in 2004, $849,808 in 2005, $849,808 in 2006, $848,734 in 2007 and $839,649 in 2008.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(8)	Leases

The Company has signed several operating leases, primarily for office and manufacturing facilities and manufacturing machinery and equipment. These leases generally contain renewal options for a period of one year. Rental expense for the years ended June 30, 2003, 2002 and 2001 was approximately $1,447,000, $1,391,000 and $1,189,000, respectively. For the years ended June 30, 2003, 2002 and 2001, rental expense of approximately $678,000, $608,000 and $1,189,000, respectively, was paid to Siemens Financial Services, a related party.

As of June 30, 2003, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

2004	$766,787
2005	761,170
2006	624,183
2007	612,255
2008	618,014
Thereafter	1,306,054

$4,688,463

(9)	Other Current Assets

Included in other current assets are Value Added Tax (VAT) refunds due from Italian tax authorities of $824,552 and $797,558 at June 30, 2003 and 2002, respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

(10)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2003, 2002 and 2001 follows:

	2003	2002	2001
Allowance for doubtful accounts at beginning of year	$234,632	337,832	1,081,453
Additions charged to bad debt expense or net sales	396,555	374,900	—
Write-offs, net of recoveries charged against the allowance	(71,316)	(478,100)	(743,621)
Effects of foreign currency translation adjustments	8,602	—	—

Allowance for doubtful accounts at end of year	$568,473	234,632	337,832

(11)	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses, for the years ended June 30, 2003, 2002 and 2001 follows:

	2003	2002	2001
Liability at beginning of year	$221,177	161,128	—
Additions charged to warranty expense	507,468	70,644	173,283
Write-offs charged against liability	(218,882)	(25,045)	(12,155)
Effect of foreign currency translation adjustments	94,440	14,450	—

Liability at end of year	$604,203	221,177	161,128

(12)	Fair Value of Financial Instruments

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

Line of credit: The carrying amount approximates fair value, as the obligation has recently been renegotiated and bears interest at a rate that fluctuates with the market.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Years ended June 30, 2003, 2002 and 2001

Long-term debt, including current installments: It is not practicable to estimates the fair value of long-term debt since it is with a related party and due to the lack of quoted market prices for similar issues.