Form 20-F
period 2004-06-30
ORBITAL CORP LTD
filed 2004-12-30
CIK 880419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-10936

ORBITAL CORPORATION LIMITED

Australian Company Number: 009 344 058

WESTERN AUSTRALIA, AUSTRALIA

4 WHIPPLE STREET, BALCATTA, WESTERN AUSTRALIA 6021, AUSTRALIA

Securities registered or to be registered pursuant to Section 12(b) of the Act

Ordinary Shares	Name of each exchange on which registered Australian Stock Exchange Limited
American Depositary Shares*	Traded on OTC Bulletin Board (from July 1, 2004) (Prior to July 1, 2004 listed on New York Stock Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

Securities registered or to be registered pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 410,017,878

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

CURRENCY OF PRESENTATION AND DEFINITIONS

“Orbital” means Orbital Corporation Limited, a corporation incorporated under the laws of the State of Western Australia, Commonwealth of Australia and its consolidated subsidiaries.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as that term is used in the Private Securities Litigation reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate”, “estimate”, “expect”, “project”, “believe”, “intend”, “envision” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Orbital’s control, that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that would affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth in various places in this report including, but not limited to, Item 3 “Key Information – Risk Factors”.

These risks include, but are not limited to, the following:

•	reduction in fees from customers for our engineering, development and testing services;

•	the impact of exchange rate movements on licence and royalty receipts;

•	changes in engine manufacturers’ preferences towards OCP Technology;

•	increased competition from existing or new engine technologies;

•	changes in engine emissions standards or other environmental laws in countries where Orbital licenses or plans to license OCP Technology;

•	a downturn in general economic conditions in industries and markets where Orbital licenses or plans to license OCP Technology; and

•	the cost of any product liability or intellectual property suits against Orbital.

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
2000	$0.5971	$0.6238	$0.6703	$0.5685
2001	$0.5100	$0.5320	$0.5885	$0.4941
2002	$0.5628	$0.5240	$0.5748	$0.4841
2003	$0.6713	$0.5884	$0.6729	$0.5280
2004	$0.6952	$0.7155	$0.7979	$0.6390

(1)	The average of the Noon Buying Rates on the last business day of each full month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
June 2004	$0.7067	$0.6840
July 2004	$0.7334	$0.6980
August 2004	$0.7245	$0.7001
September 2004	$0.7244	$0.6880
October 2004	$0.7478	$0.7207
November 2004	$0.7903	$0.7447

On December 21, 2004, the Noon Buying Rate was US$0.7660 per A$l.00.

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

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars, and a significant proportion of expenditure has been denominated in US dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimise currency exposure particularly in relation to royalties received in US dollars and Euros and their conversion into Australian dollars to satisfy Australian dollar expenditures and realise profits in Australian dollars.

Orbital’s financial statements are prepared in accordance with Australian GAAP, which differs in certain material respects from US GAAP. See Note 32 to the Consolidated Financial Statements included elsewhere in this Annual Report. The selected consolidated statement of earnings data for fiscal 2002, 2003 and 2004 and the selected consolidated balance sheet data as at June 30, 2003 and 2004 set forth below have been derived from Orbital’s audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. The selected consolidated statement of earnings data for fiscal 2000 and 2001 and the selected consolidated balance sheet data as at June 30, 2000, 2001 and 2002 set forth below have been derived from audited financial statements, which are not included herein. Such statements have been reported on by Independent Registered Public Accounting Firm, KPMG.

ITEM 3.	KEY INFORMATION (Cont.)

Selected Financial Data

Amounts prepared in Accordance with Australian GAAP

(in 000’s except per Ordinary Share and ADS amounts)

	2004 (1) US$	2004 A$	2003 A$	2002 A$	2001 A$	2000 A$
Statement of Operations Data
Operating Revenue
Revenue from trading operations	10,226	14,744	43,284	50,964	57,610	49,221
Other revenue	1,399	2,017	3,187	2,389	4,041	2,126

Total operating revenue	11,625	16,761	46,471	53,353	61,651	51,347
Costs and expenses
System purchases	—	—	(27,582)	(33,227)	(35,352)	(17,342)
Employee expenses	(5,964)	(8,598)	(10,971)	(18,450)	(21,067)	(19,724)
Selling and administration	(5,137)	(7,407)	(11,009)	(24,483)	(19,766)	(21,828)

	(11,101)	(16,005)	(49,562)	(76,160)	(76,185)	(58,894)
Share of net profit/(loss) of Synerject (being adjustment to Synerject provision)	1,873	2,700	1,351	(3,068)	(12,834)	(5,335)

Operating profit/(loss) before income tax	2,397	3,456	(1,740)	(25,875)	(27,368)	(12,882)
Income tax credit/(expense) attributable to operating profit/(loss)	(35)	(51)	(125)	(901)	807	2,998
Outside equity interests in operating loss	—	—	—	—	(276)	(45)

Net profit/(loss) after income tax	2,362	3,405	(1,865)	(26,776)	(26,837)	(9,929)

Change in Accounting Standard - Adjustment to opening accumulated losses	—	—	(40)	—	—	—

Dividends paid and payable	—	—	—	—	—	—
Earnings/(loss) per Ordinary Share (2)
- Basic and diluted (cents)	0.58	0.83	(0.52)	(7.54)	(7.59)	(3.06)
Dividends per ordinary share (cents)	—	—	—	—	—	—

Amounts prepared in Accordance with Australian GAAP

(in 000’s except per Ordinary Share and ADS amounts)

	2004 (1) US$	2004 A$	2003 A$	2002 A$	2001 A$	2000 A$
Balance Sheet Data at period end
Total assets	17,110	24,669	23,482	45,042	111,789	198,720
Short-term debt	116	167	142	236	384	298
Total long-term debt (3)	13,187	19,012	19,198	19,357	19,541	19,431
Net assets / (liabilities)	(3,660)	(5,277)	(11,983)	(12,705)	14,071	35,792
Total shareholders’ equity/(deficiency)	(3,660)	(5,277)	(11,983)	(12,705)	14,071	35,792

Amounts prepared in Accordance with US GAAP (4)

(in 000’s except per Ordinary Share and ADS amounts)

	2004 (1) US$	2004 A$	2003 A$	2002 A$	2001 A$	2000 A$
Statement of Operations Data
Total Revenue	10,226	14,744	43,284	50,964	57,610	42,265
Net profit/(loss)	6,791	9,791	(1,675)	(25,693)	(26,160)	(19,933)
(Loss)/earnings per ordinary share (2)
- Basic and diluted (cents)	1.66	2.40	(0.47)	(7.24)	(7.40)	(6.14)
per ADS
- Basic and diluted (cents)	66.50	95.87	(18.76)	(289.45)	(295.80)	(245.60)
Balance Sheet Data at period end
Total assets	21,635	31,193	23,482	44,558	104,993	191,231
Total long-term debt	13,187	19,012	19,198	19,357	19,541	19,431
Net assets / (liabilities)	854	1,231	(11,983)	(13,189)	10,760	32,587
Total shareholders’ equity/(deficiency)	854	1,231	(11,983)	(13,189)	10,760	32,587

(1)	Balance Sheet and Profit and Loss items have been translated at the Westpac Banking Corporation buy rate for telegraphic transfers on June 30, 2004 which was US$0.6936 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.

(2)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2004, there were 410,017,878 ordinary shares on issue.

(3)

The $19.012 million long-term debt includes non-current lease liabilities of A$0.012 million. The remaining A$19.0 million is outstanding under a loan facility with the State of Western Australia (A$19.0 million for 2003, 2002, 2001 and 2000). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

(4)	For a discussion of certain significant differences between Australian GAAP and US GAAP, see Note 32 to the Consolidated Financial Statements.

Risk Factors

•	We have negative shareholders’ equity and a history of operating losses.

Orbital has experienced operating losses over a number of years prior to the 2004 fiscal year, as a result of which the company’s net assets have been significantly reduced and the company has negative shareholders’ equity under Australian GAAP and, until December 2003, had negative shareholders’ equity under US GAAP. Orbital returned to profit in the 2004 fiscal year, although if we were to incur future losses, we may not be able to continue our operations. For the reasons set out in Note 1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report, we believe that the company is operating on a going concern basis.

•	Our customers may reduce their out-sourced engineering services expenditure.

A major source of Orbital’s income is the provision of engineering services to customers in the automotive, motorcycle and marine and recreation sectors. Customers utilise Orbital’s services as they either do not have the necessary skills in-house or their internal resources are overloaded. The sourcing of overload work is very dependent on the state of the market. In the event of a market downturn, this source of work would diminish. Reduction by Orbital’s customers on their expenditure on out-sourced engineering services may substantially lessen the revenue received by Orbital.

•	The future fees we receive under agreements with Original Equipment Manufacturers (“OEMs”) may be substantially less than the fees received in recent years.

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise OCP Technology. In the fiscal year ended June 30, 2004, royalty and licence fees revenue generated from the fifteen current licensed users of OCP technology and their affiliates accounted for approximately 19.1% of Orbital’s consolidated operating revenues. During the last three fiscal years, royalty and licence fees income from licensed users accounted for approximately 11.8% of Orbital’s total consolidated revenues. In 2003 and prior years, Orbital generated revenue from system sales to its licensees. The marine end recreation system sales business was transferred to Synerject LLC (“Synerject”), our 50:50 joint venture with SiemensVDO Automotive, in April 2003.

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

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us.

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at October 31, 2004, six of Orbital’s fifteen current licensed users are in commercial production and selling engines using OCP Technology. Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

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

•	We rely on a small number of key customers.

Orbital relies on a small number of key customers for the majority of its revenues. Six customers accounted for 55% of total revenue in fiscal 2004. The loss of one or more of these customers (one of which accounted for 18% and a further three approximately 10% each of total revenue) could have a material adverse effect on Orbital’s business and results of operations. From April 1, 2003, all system sales were transferred to Orbital’s 50% joint venture Synerject. The six customers referred to above accounted for 37% of Orbital’s total revenue (excluding systems sales) in fiscal 2003.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2004, two customers accounted for 73% of Synerject’s total revenue.

•	We may not be able to successfully complete the production testing programs for the application of OCP Technology to customer engines.

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

Orbital may not be able to complete these testing programs successfully or without unforeseen problems or delays. As a result there can be no certainty that further products using OCP Technology will be introduced into the market or that Orbital will continue to receive engineering fees for performing these production programs.

•	The market may not accept OCP Technology.

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

•	We may not be able to fund the capital and working capital requirements necessary for our business.

Orbital has needed significant capital amounts to conduct its business, although these costs are now minimal. Orbital will incur on-going research and development costs and operating costs to develop second generation OCP Technology to improve performance or lower unit costs to extend the roll out of our technology. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the further development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

•	We may not be able to protect our intellectual property rights.

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

•	Our share price may be volatile.

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On November 30, 2004, the closing price of Orbital’s ordinary shares on the ASX was A$0.115, a decrease of approximately 17.85% from the closing price of A$0.14 on June 30, 2004. The closing price of the ADSs on the OTC Bulletin Board on November 30, 2004 was US$3.56, a decrease of approximately 8.7% from the closing price of US$3.90 for the ADSs on the NYSE on June 30, 2004. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

•	A large product liability or professional indemnity judgement could have a material adverse effect on us.

Orbital is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in OCP Technology or in engineering services provided by Orbital resulted in personal injury or other losses. Orbital may also be required to indemnify licensees for claims arising from alleged defects in products, which use OCP Technology or are designed or manufactured by Orbital. Licensees are, however, required to indemnify us from liabilities caused by defects in products not manufactured by Orbital.

Orbital believes that sufficient product liability and indemnity insurance is held for the range of products and services currently provided to licensees and other customers but sufficient coverage may not be able to be obtained in the future, at affordable costs, or at all. Even if Orbital has such insurance, a judgement against us in a large product liability or professional indemnity suit could have a material adverse effect on Orbital’s business or financial condition.

•	OCP Technology may not be able to compete successfully against other engine technologies.

Orbital faces significant competition from automobile and engine manufacturers and engineering firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than Orbital.

Orbital’s commercial success depends in part upon whether OCP Technology can compete successfully against both existing and new engine technologies, including new technologies that are similar to OCP Technology. To achieve further commercial success, OCP Technology will need to displace current four-stroke and two-stroke internal combustion engine technologies, which have a dominant market position. Current four-stroke and two-stroke engine technologies may continue to dominate the engine market, or they may be replaced by new technologies other than OCP Technology. Orbital’s competitors may develop products that are technically superior to Orbital’s products or more acceptable to the market. This could reduce available market share to Orbital or make OCP Technology less attractive or obsolete, which would have a material adverse effect on Orbital’s business.

•	Fluctuations in exchange rates may have a material adverse effect on us.

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Almost all Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as at June 30, 2004 are contained in Item 5 – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at October 31, 2004, Orbital’s outstanding forward foreign currency exchange contracts totalled US$0.700 million. See also Item 3 – “Key Information - Exchange Rate Information” above.

•	We may not be able to comply with future governmental regulations.

Products using OCP Technology must comply with many emissions, fuel economy and other regulations in the US and other countries. Based on internal testing, Orbital believes that products using OCP Technology will be able to meet current emissions and fuel economy standards in the countries that are Orbital’s most important markets. The effects of any future regulations on Orbital’s business or results of operations cannot be predicted. However, if Orbital were unable to comply with any material new regulations in the US or other key markets, this could delay further commercialisation of OCP Technology and have a material adverse effect on Orbital’s business and results of operations.

•	Classification as a “PFIC” would result in adverse tax treatment to our US shareholders.

Under US federal tax laws, a foreign corporation is treated as a passive foreign investment company (“PFIC”) if 50% or more of its assets or 75% or more of its income is passive. Historically, Orbital has not been treated as a PFIC and currently believes that it is not a PFIC. This is, however, a factual determination made annually, which could change, based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were classified as a PFIC in any taxable year, a US holder of Ordinary Shares or ADSs would be subject to special rules. These rules are intended to reduce or eliminate any benefit from the deferral of US income tax that a US holder could derive if the foreign company does not distribute all of its earnings on a current basis. See Item 10. - “Additional Information - United States Federal Income Taxation”.

•	We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject.

Orbital has a 50% interest in Synerject LLC (“Synerject”), a joint venture with SiemensVDO Automotive. Refer to Item 4 – “Information on the Company – Strategic Alliances – Siemens”. Synerject has borrowings of approximately US$17 million from Siemens, half of which have been guaranteed by Orbital. The loan is due for repayment in full on September 30, 2006, provided agreed payments are made during the intervening period. This payment schedule was set having regard to the business restructure of Synerject which took effect from April 1, 2003.

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

History And Development Of The Company

Orbital Corporation Limited is incorporated as a public company under the laws of Australia and operates under the Corporations Act 2001. Following a special resolution passed by shareholders at the Company’s annual general meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited on October 27, 2004. The Company’s domicile is Australia where its registered office and principal place of business is located at 4 Whipple Street, Balcatta, Western Australia (tel +61 8 9441 2311). The Company’s wholly owned United States operating subsidiary, Orbital Fluid Technologies Inc., is located at 389 W. Hunters Creek Road, Lapeer, Michigan.

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited		2004%	2003%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Engine Company (Australia) Pty Ltd	Ord	100	100
- S T Management Limited	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

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

In June 1997, Orbital and Siemens VDO Automotive established a joint venture, Synerject LLC, to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology. See “Strategic Alliances – Siemens” below.

In July and August 1998, Orbital was listed by local market makers on “over the counter” markets in Germany, with the Company’s securities traded on the Frankfurt and Berlin Stock Exchanges.

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of November 30, 2004, approximately 37% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004.

The Company’s principal capital expenditures since July 1, 2001 have consisted of ongoing improvements to test facilities and equipment (A$1.020 million) and refurbishment of offices (A$0.476 million) at its Western Australian premises. The Company also made a non-cash capital investment during fiscal 2003 of US$6.25 million in Synerject LLC.

There are no significant capital expenditures and divestitures currently in progress.

Strategy

In March 2004, Orbital completed a review of its strategic direction in order to build on the foundation established by the previous focus on lower costs and cash neutrality to enable the Company to be a credible long-term supplier of technology and powertrain services to international markets. The revised strategy is to focus on:

•	Targeting our R&D to develop second-generation OCP products that address issues raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Programs and alliances that fully and profitably utilise our engineering capability.

•	Judicious acquisitions, where we can add shareholder value.

•	Continuing to expand Orbital’s automotive powertrain engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licenses and royalties for OCP in niche markets.

•	Adapting our technology to alternate fuels.

•	Continuing our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets, especially the global automotive market. Orbital’s strategy is to participate actively, where appropriate, in the commercialisation of OCP Technology to reduce risks and advance the rate of adoption of this technology. An example of this strategy is Orbital’s investment in Synerject LLC, a 50:50 joint venture with Siemens VDO Automotive.

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

Sources of Income

(in 000’s of A$)

Orbital’s sources of revenue are currently from:

•	provision of consulting and engineering services;

•	licence fee income and royalties; and

•	its 50% share of Synerject LLC’s results.

Prior to April 1, 2003 Orbital earned revenues from the sale of fuel systems and other components purchased by Orbital from its joint ventures. From that date, the marine and recreation fuel systems and components business was transferred to Synerject LLC.

	Australia			North America			Europe			Asia			Total
	04	03	02	04	03	02	04	03	02	04	03	02	04	03	02
Supply of Systems	0	0	0	0	28,499	34,910	0	0	220	0	805	618	0	29,304	35,748
Engineering	5,584	3,630	1,086	329	1,564	2,903	1,118	2,617	2,987	4,504	2,278	1,789	11,535	10,089	8,765
Royalties	0	0	0	1,642	1,978	2,469	424	1,126	160	106	88	64	2,172	3,192	2,693
Licence fees	0	0	0	0	0	1,393	0	0	1,978	1,037	699	387	1,037	699	3,758

	5,584	3,630	1,086	1,971	32,041	41,675	1,542	3,743	5,345	5,647	3,870	2,858	14,744	43,284	50,964

Other income from ordinary activities													2,017	3,187	2,389

TOTAL													16,761	46,471	53,353

During the last three fiscal years Orbital spent approximately A$5.123 million on research and development programs.

The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at November 30, 2004, Orbital has 15 agreements, 14 to end users of technology or suppliers and one to parties in a financing arrangement, which grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At November 30, 2004 Orbital had 6 customers using OCP Technology in commercial production.

Currently the following agreements granting rights to Orbital’s OCP Technology are in place:

Agreements for Rights to OCP Technology

Date	Company	Market
September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

May 1996	Bombardier - Rotax GmbH	Marine and Recreational

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (1) (Joint Venture with Siemens Automotive Corporation)	Fuel Injection Systems

December 1997	Axiom Pty Ltd (2)	Non-Automotive

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motocycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

May 2004	Bajaj Auto Limited	Auto-rickshaws

(1)	On November 16, 1998, Orbital announced an expansion of the Synerject Joint Venture to support motorcycle applications with air assisted direct injection and electronic fuel injected systems.

(2)	This license agreement is in relation to a financing arrangement. Further details are set out in Note 26(a) to the Consolidated Financial Statements incorporated herein.

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

Commercial production or sale of engines with OCP Technology has only commenced in recent years. Production royalties of approximately A$2.17 million have been received by Orbital in the 2004 fiscal year compared to approximately A$3.19 million in 2003. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating OCP Technology will achieve market success.

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

Synerject has operations located in Newport News, Virginia and in Toulouse, France. In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Siemens VDO’s non-automotive systems business which is now conducted in Toulouse.

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until September 30, 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject. As part of the restructuring arrangements, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them.

The above transactions were non-cash transactions.

The strategic and operational implications of the above restructure can be summarized as follows:

•	Establishment of a direct supply arrangement between Synerject and customers in the marine and recreation sector similar to its supply arrangements to motorcycle customers.

•	Synerject has a wider portfolio of products to offer its customer base.

•	Synerject gains immediate revenue growth and enhanced future growth prospects.

•	Orbital reduces costs by closure of its US office.

•	Integration of the acquired businesses results in synergies for the benefit of Synerject.

•	Integration can be achieved by Synerject with no change in senior management.

•	Synerject equity increases by US$12.5 million and secures long-term finance reducing financial risk.

Orbital and Siemens-VDO Automotive each hold a 50% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held. Working capital for the joint venture is provided by loan funds from Siemens-VDO Automotive. As part of this arrangement, Orbital has guaranteed 50% of the loan obligations of Synerject. See Item 3 “Key Information – Risk Factors – We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject”.

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

UCAL Fuel Systems

In February 2003, Orbital entered into a Technical Cooperation Agreement with UCAL Fuel Systems Ltd, a manufacturer of carburettors and fuel injection system components for the Indian motorcycle and automotive markets. Under the agreement UCAL has been granted the right to manufacture and supply components of Orbital’s direct injection fuel systems to the 2-stroke 2 and 3 wheeler motor vehicle market in India.

Competition

Orbital’s success depends significantly upon its ability to continue to source revenue from engineering services and to maintain a competitive position in the development of OCP Technology in relation to other existing and emerging technologies. Success is also dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and engineering firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the OCP Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

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

The main competition to the use of OCP Technology for four-stroke automotive applications is both the previously introduced side injection high pressure, single fluid, direct injection fuel systems being employed by Japanese and European vehicle manufacturers and the newer generation spray guided systems now being introduced in Europe. OCP Technology provides both improved fuel economy and emissions when compared to current published high pressure, single fluid, direct injection fuel system data on multi cylinder engines. Management also believes Orbital’s total fuel system cost to be comparable to the high pressure, single fluid, direct injection fuel systems, including those in spray guided configurations.

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

Other competition to engines employing OCP Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Some of these technologies would be complementary to OCP. Orbital believes the OCP Technology may be suitable for use in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various DI technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

Engineering Services

The provision of engineering services is a significant area of revenue for the Company, generating turnover of $11.5 million in the 2004 financial year. This turnover represents an increase for those services of over 14% from the 2003 financial year and over 30% from the 2002 financial year.

The increase in turnover has been achieved through a number of initiatives, including a concerted effort to grow the Company’s presence as a provider of powertrain services to major Original Equipment Manufacturers (OEMs), particularly in the Australian and Asian regions, where Orbital has the advantage over a number of its competitors of operating in essentially the same time zone as its customers. Through identifying the needs of its customers and developing the skills of its employees to meet those needs, Orbital has been able to generate further opportunities in these areas.

In order to provide best practice engineering services, Orbital continues to invest in training and development of its engineering staff and, during the 2004 income year, further developed its project management system to focus on efficiencies and project delivery to customers.

The Company now provides a broader range of engineering services to a broader range of customers. Approximately 65% of engineering revenue in the 2004 financial year was derived from services unrelated to OCP. This movement of services towards more general powertrain solutions has also necessitated a shift in the resource mix at Orbital, which has resulted in both re-skilling and external recruitment to meet these new project requirements.

As part of its commitment to developing world-class engineers, Orbital sponsors a number of University engineering prizes. In addition, the Company has become a Platinum Sponsor of UWA Motorsport, a team of final year engineering students from the University of Western Australia. The team competes in the Formula SAE, an international competition conducted annually by the Society of Automotive Engineers International, in which students are required to design and build a new car.

Orbital continues to source income from engineering services related to the application of OCP, as well as leveraging from its substantial direct injection knowledge base to provide engineering services in respect of non-OCP direct injection applications.

Research and development continued to be carried out to refine aspects of the OCP system and to reduce the cost of the direct injection system for the scooter and marine markets through continued evolution of OCP componentry. Further research and development has commenced to extend the application of direct injection into other areas including direct injection of gases such as CNG, LPG and hydrogen.

During the 2004 financial year, Orbital expanded its existing testing capabilities with the addition of new equipment to enable testing and development of exhaust particulate matter (specifically suited to light duty diesel engines), LPG fuelled engines, automotive gearbox durability and base engine calibration.

A number of significant projects were carried out during the year, including:

•	The completion of the E20 (20% Ethanol) programme for the Australian Government. The programme involved the testing of the impact (emissions and component durability) on motor vehicle engines of petrol blended with 20% ethanol.

•	Development of a Compressed Natural Gas (CNG) Direct Injection system for delivery to a Malaysian customer.

•	Design, development and validation of intake and exhaust manifold designs for an automotive production engine in China.

•	Engine Calibration development for a number of automotive production engines in the Asia-Pacific region.

Licensing and Royalties

In May 2004, Orbital entered into licensing arrangements with Bajaj Auto Limited, one of India’s largest producers of two and three wheeler vehicles. The agreement provides for Orbital’s fuel injection technology to be applied to a significant volume of Bajaj’s autorickshaw three wheeler vehicles. These vehicles represent a growth market within India and are used for commercial purposes. The use of Orbital’s technology will provide significantly increased fuel economy and reduced operating costs.

Production is expected to commence in late calendar 2005, from which time royalties will be payable to Orbital. Further licence fees will be payable by Bajaj over the next 24 months dependent on the achievement of milestones.

The agreement with Bajaj follows the arrangements entered into in January 2003 by Orbital with UCAL Fuel Systems Limited, under which UCAL has been licensed to manufacture, in India, fuel injection systems using Orbital’s technology. UCAL will supply fuel injection system components to Bajaj.

Another of Orbital’s licensees, Kymco, one of Taiwan’s leading motorcycle manufacturers, is actively progressing towards commercial production of a 100cc scooter incorporating Orbital’s direct injection technology. The scooter is expected to be released into the Taiwanese market during calendar year 2005.

Future licensing efforts will focus on both 2-stroke and 4-stroke applications for customers in Japan, India, USA and Europe.

In the marine market, the successful introduction by our licensee, Mercury Marine, of further models in its 3-cylinder range of direct injection 2-stroke engines, as well as the maintenance of strong demand for the existing V6 direct engines, contributed significantly to royalty receipts during fiscal 2004. Mercury’s OptiMax™ outboard engines, which utilise Orbital’s direct injection technology, continue to perform at high levels. Boats powered by OptiMax™ engines finished 1st, 2nd and 3rd in Class 2 (less than 2 litres) in the 2004 French “24 Heures de Rouen” endurance powerboat race. OptiMax engines have continued to claim new speed and endurance records.

Royalty streams from the personal watercraft (PWC) market were reduced as the global market continues to retract and with a greater emphasis on more expensive 4-stroke models. The total market has halved from its peak in 1995. Increases in sales volumes in this market are therefore not anticipated.

Income from motorcycle royalties was significantly reduced in the 2004 financial year, compared to the prior year, primarily due to high manufacturing costs and the delay in implementation of the Euro III emissions standards in Europe. The delay has enabled motorcycle OEMs to persist with marketing their lower cost carburetted products. While European scooter and motorcycle volumes appear to have stabilised, or entered a slight growth period, Orbital’s royalty income has been affected by the financial difficulties experienced by our licensee, Aprilia. Aprilia suspended manufacture during the peak season, seeking additional finance through the Italian banks. Once the final implementation and definition of the Euro III requirements is clarified (expected later this year), increased application of OCP may be anticipated. Further growth potential exists in the ‘geared’ 50cc engine products, which are an emerging growth market within Europe. In addition, Orbital is actively continuing development and commercialisation of the OCP systems for future 4-stroke motorcycle application.

Orbital has been advised that over the next 24 months, some 5 new models are expected to be introduced by the Company’s licensees.

Synerject

Synerject LLC, Orbital’s 50:50 US-headquartered joint venture with Siemens VDO Automotive Corporation, designs, manufactures and sells Engine Management Systems (EMS) including related components such as engine control units (ECU), air / fuel injectors, fuel rail assemblies, and sensors and actuators for supply to the worldwide non-automotive market. Additionally, Synerject is responsible for the design and manufacture of air injectors for the automotive market. Synerject also provides design and process validation testing services for a range of components and modules.

As part of its restructure in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive gasoline systems business.

At the same time, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them.

These transactions, the full effect of which flowed through to the 2004 financial year, resulted in:

•	The establishment of a direct supply arrangement between Synerject and customers in all non-automotive markets including the marine and recreation sector, similar to its existing supply arrangements in the motorcycle market.

•	Synerject having a wider portfolio of technologies, systems and components to offer its customer base.

•	Synerject gaining immediate revenue growth and enhanced future growth prospects.

•	Cost savings arising from the integration of the acquired businesses.

•	Synerject equity increasing by US$12.5 million enabling it to secure long-term finance, thereby reducing financial risk.

Synerject’s profit after tax (PAT) of US$3.4 million for the 2004 financial year represents an increase of in excess of 200% on its PAT of US$1.1 million for the 2003 financial year.

The strong cash flow generated from its operations enabled Synerject to reduce long-term debt during the financial year by US$3.0 million to US$17.0 million at financial year end.

Synerject’s revenue stream from system sales was adversely impacted by the financial difficulties faced by Aprilia and by weakness in the European 50cc motor scooter sector. This weakness can be attributed to worldwide delays in implementing emissions standards and the price sensitive nature of the small motorcycle and scooter market. However, this effect was partially offset by increased sales due to the US led worldwide recovery in the marine market and growth in the non-automotive systems business acquired from Siemens VDO as part of the restructure. Through effective cost and margin management, Synerject was able to maintain their budgeted EBIT performance for the year, even with the reduced motor scooter sales. Synerject worked closely with Aprilia through the year to minimise its financial exposure while supporting Aprilia with product deliveries crucial in ensuring the continued sale of their scooters and motorcycles. With the announcement of Piaggio’s intended takeover of Aprilia, Synerject looks forward to increased stability within the Italian motor scooter manufacturing base.

To expand its sales opportunities and customer support capabilities worldwide, Synerject is planning, but is not committed to, capital investment of approximately US$0.5 million (net of disposals) in the forthcoming year in its core EMS business, including ECU and port injection module development. Funding for this expenditure will be generated from internal cash flow and will not be subject to any additional guarantees by the shareholders.

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

As at November 30, 2004, Orbital had approximately 110 individual patent families with a total of almost 500 patents and patent applications in over 30 countries. As of November 30, 2004 there were approximately 80 granted patents and 14 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

The Balcatta premises comprise two owned properties and one sub-leased property. The sub-leased property is occupied on a three-monthly tenancy basis. Rent under the sub-lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the sub-leased property.

During fiscal 2004, Orbital negotiated the surrender of a lease of office facilities on payment by Orbital of the sum of A$350,000. On surrender of the lease, Orbital transferred its administrative operations to its owned premises. The primary focus of the Balcatta facility is administration, the provision of engineering services, the preparation of engines utilising OCP Technology for the production validation process and research and development. Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, robot driven vehicle mileage accumulation chassis dynamometers, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialised computer system. The computer system supports a range of complex and data intensive engineering requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

The Balcatta facility also includes a number of fuel systems laboratories with high speed transient fuelling analysis equipment and environmental and durability test equipment. Also located at the Balcatta facility is a metrology laboratory and machine shop, which includes Computerised Numerical Control (“CNC”) lathes and CNC machining centres for the manufacture of prototype engine and fuel system components.

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

Under the terms of Orbital’s loan facilities with Westpac Banking Corporation and State Government of Western Australia, the assets of Orbital, including its plant and equipment (but excluding patents, licences and technologies), have been pledged to secure the level of borrowings under such facilities.

Events After the End of the Financial Year

There has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2004 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, licensing and licensing related agreements for OCP Technology, the Company’s 50% share in Synerject LLC, interest and other income.

With effect from April 1, 2003, Orbital’s marine and recreation system sales business was transferred to Synerject, which also acquired Siemens VDO’s non-automotive systems business. Refer Item 4 – “Information on the Company – Strategic Alliances -Siemens”. As a consequence, Orbital’s system sales revenue was nil in the 2004 fiscal year, although Synerject was able to achieve greater cost efficiencies and, through its 50% share in Synerject, Orbital benefitted from 50% of the earnings of both transferred businesses.

In conjunction with the transfer of Orbital’s marine and recreation system sales business to Synerject in April 2003, Orbital has reorganized and simplified its business unit structure. Orbital now reports its sources of revenue from engineering services, licensing and royalties, and its 50% share in Synerject LLC.

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

Recent Developments

At the Company’s Annual General Meeting on October 26, 2004, the Chief Executive Officer advised that a combination of a downturn in both the European 50cc scooter market and the personal watercraft market in 2004 and a delay in engineering services orders will result in Orbital recording a loss in the first half of fiscal 2005. On December 6, 2004 we announced that the loss is currently forecasted at A$1.5 million to A$1.9 million. An improvement in powertrain engineering orders is expected to improve revenue in the second half of fiscal 2005. This, together with Synerject’s typically stronger second half result and an upturn in royalties from both improved market conditions and new model availability, is expected to result in Orbital returning to profit in the second half of fiscal 2005.

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian GAAP. Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as generally accepted accounting principles or “GAAP” have evolved. As our financial statements are prepared under Australian GAAP, our accounting policies are necessarily compliant with all aspects of Australian GAAP. Australian GAAP is based on a ‘substance over form’ conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

Changes in Orbital’s accounting policies generally reflect changes to applicable Australian Accounting Standards and disclosure requirements of Australia’s professional accounting bodies. These changes are described in Note 1 to our financial statements, as are the financial effects of these changes in the current or prior periods.

In developing accounting policies, in addition to Australian GAAP requirements, we also consider industry practice. Where there is no conflict with Australian GAAP we also align our accounting policies with US GAAP. This reduces the number of Australian GAAP / US GAAP reconciliation differences required to be adjusted in Note 33 to our financial statements.

In all material respects, our accounting policies are applied consistently across Orbital. The critical accounting policies discussed below generally apply to all segments of Orbital. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors. The following are the critical accounting policies and estimates that have been adopted in preparing our Australian GAAP financial statements:

Provision for Product Warranty

Provision for product warranty is estimated based on a set percentage value in relation to the volumes of products sold and currently under warranty in the market place. The set percentage values have been determined based on rates used by similar organisations in similar markets, adjusted for claims history in relation to particular models and components. In general, back to back warranty agreements exist with component and product suppliers. Limited claims history exists as we have not had significant product volumes in the market place for more than 5 to 6 years. Warranty periods with current customers and products are in general for periods ranging from 1 to 4 years. Management believes that the accounting estimate related to product warranty provision is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine the adequacy of the provision. Therefore, the warranty provision is maintained at an amount management deems adequate to cover estimated product warranty expenses. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty provision. Provision for product warranty amounted to A$0.604 million at June 30, 2004 (A$1.099 million at June 30, 2003) and a credit to the income statement for the 2004 financial year of A$0.442 million (2003: A$0.192 million credit) due to the expiry of warranty periods.

With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all new marine and recreation system sales from April 1, 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to April 1, 2003 until the expiry of the warranty periods. Current warranty provision balances of A$0.261 million relate to potential claim periods that will expire in financial year 2005 and A$0.233 million and A$0.110 million relate to potential claim periods that will expire in 2006 and 2007 respectively.

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.025 million at June 30, 2004 (A$0.017 million at June 30, 2003), with a bad debts write-off for the year of A$0.007 million.

Deferred taxation

We recognise a deferred tax asset in our US GAAP balance sheet only where we determined that it is more likely than not that it will be recovered. A portion of the deferred tax asset recorded in our US GAAP balance sheet relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits, which are estimated based on forecasts of engineering services income, licence and royalty receipts and Synerject’s business plans. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our US GAAP balance sheet and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the profit and loss account.

At June 30, 2004, our US GAAP deferred tax asset included A$6.540 million in relation to current or prior period tax losses and we have provided against potential deferred tax asset amounts of A$34.760 million in relation to current and prior period tax losses where management cannot conclude that it is more likely than not that Orbital will generate sufficient future relevant income to recover these losses in future periods.

Reorganization costs

Due to continuing losses and under utilization of resources, during fiscal years 2002 and 2003 management restructured the Company by downsizing the workforce through involuntary redundancies, closing its UK and US offices, and during fiscal 2004 continuing the relocation from leased office premises to buildings owned freehold.

During the three years ended June 30, 2004 the Company incurred restructuring or reorganization costs as detailed in the following table:

	2004 A$000	2003 A$000	2002 A$000
Restructuring Expenses/(Credits)
Redundancy	(107)	377	3,778
Surplus lease space	(832)	152	1,150
Leasehold improvements write-off	—	—	490

	(939)	529	5,418

Refer to “Results of Operations Fiscal 2004 Compared with Fiscal 2003” and “Results of Operations Fiscal 2003 Compared with Fiscal 2002” below for further explanation of the above expenses.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2004 by A$4.130 million to A$44.343 million at June 30, 2004 from A$40.213 million at June 30, 2003.

Australian income tax carry forward losses do not expire and can be carried forward indefinitely subject to:

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

Potential future income tax benefits have not been recognised as assets under Australian GAAP at June 30, 2004 because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$44.343 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$82.345 million (US$57.114 million) (2003: A$86.61 million (US$57.859 million)) are available to certain controlled entities in the United States and have not been recognized as an asset under Australian GAAP because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2004, the US$57.114 million of tax carry forward losses available expire between the years 2010 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$57.114 million. Approximately US$4.438 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Under US GAAP, based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is more likely than not that benefits totalling A$6.540 million in respect of carry forward losses will be realised in full. Accordingly, for US GAAP purposes, a deferred tax asset of A$6.540 million has been recognized.

Results of Operations Fiscal 2004 Compared with Fiscal 2003

Orbital’s net profit after tax was A$3.405 million for the year ended June 30, 2004 compared to a loss of A$1.865 million for the year ended June 30, 2003. The 2003 result included the results of the marine and recreation systems sales business until its transfer to Orbital’s 50% owned joint venture, Synerject LLC, effective April 1, 2003. The 2004 full year result continued the profitability and stability improvements from the second half of 2003. Orbital’s net profit in the second half of fiscal 2004 was A$1.3 million, following a first half net profit of A$2.1 million. This compares to a net profit in the second half of fiscal 2003 of A$1.0 million and a net loss of A$2.9 million in the first half of 2003.

Total revenue for fiscal 2004 declined by 63.9% from fiscal 2003 (from A$46.471 million to A$16.761 million), primarily as a result of the transfer of the marine and recreation systems sales business referred to above.

Excluding system sales, total revenue from trading activities in fiscal 2004 increased over fiscal 2003 by 5.5% to A$14.744 million:

•	Engineering services income increased 14.3% to A$11.535 million assisted by continued expansion of the customer base outside the Company’s traditional OCP engineering areas and additional testing of the effects of ethanol in fuel motor vehicles, outboards and other small combustion engines.

•	Royalty income decreased 32% to A$2.172 million reflecting the significant downturn in the European motor-scooter market and reduced sales in the personal water craft market. Royalties from the marine sector increased, largely as a result of Mercury’s introduction of their new 3-cylinder OptiMax™ product range in addition to their V6 OptiMax™ product range.

•	Licence income of A$1.037 million in fiscal 2004 was 48% higher than income from this source in fiscal 2003. This income was generated principally from payments in respect of the market for Orbital’s OCP technology in India.

Other income decreased to A$2.017 million in fiscal 2004 from A$3.187 million in fiscal 2003. The decrease was mainly as a result of $1.5 million less in net foreign exchange gains offset by $0.3 million in additional interest income. Orbital has net foreign exchange exposures in US dollars, principally as a result of the US dollar denominated provision for borrowings of Synerject LLC. In broad terms, based on Orbital’s foreign exchange exposure as at June 2004, a strengthening of the Australian dollar by 1 cent against the US dollar would result in an unrealised foreign exchange gain of approximately A$55,000 and vice versa.

Total costs and expenses (excluding share of net profit of the joint venture entity, Synerject LLC (being adjustment to Synerject provision)) decreased to A$16.005 million in fiscal 2004 from A$49.562 million in fiscal 2003 (A$21.980 million excluding purchases of A$27.582 million associated with the marine and recreation systems sales business). The decrease, excluding system purchases, was due to the following:

•	Employee expenses decreased 21.6% to A$8.598 million from A$10.971 million as a result of savings from staff redundancies undertaken in fiscal 2002 and 2003.

•	Depreciation and amortisation decreased 22.9% to A$1.766 million from A$2.291 million mainly as a result of the benefits from the sale of surplus equipment in fiscal 2003, including tooling sold to Synerject as part of the transfer of the marine and recreation system sales business, plus fully depreciated equipment continuing in working order and therefore still being utilised rather than requiring new capital expenditure to replace. The amortisation of prepaid marketing expenses, which resulted in an expense of $0.484 million in fiscal 2003, was fully completed in September 2002.

•	Licence costs predominantly represent manufacturing and other technology access fees paid to Synerject LLC to enable more expansive and comprehensive licence arrangements to be offered to licensees. These costs, where applicable, are specific to the licence income received from licensed users of OCP technology and decreased by 31.7% to A$0.375 million from A$0.549 million in fiscal 2003 and will vary dependent on the technology required by the licensed user.

•	System warranty net credits increased to A$0.442 million in fiscal 2004, from A$0.192 million in fiscal 2003. Product warranty credits relate to reversal of warranty provision on expiry of warranty periods for systems sales which were transferred to Synerject LLC on April 1, 2003. In fiscal 2003 provisioning for systems sales warranties was required, which partly offset credits resulting from the expiry of warranty periods.

•	Patent costs decreased 34% to A$0.667 million from A$1.010 million commensurate with reductions in research and development expenditure and also as a result of the continuing review and analysis of each patent filing in the Company’s intellectual property portfolio with regard to the Company’s strategic intellectual property requirements.

•	As a result of the review of the recoverable value of plant and equipment, an expense of A$0.844 million included in other expenses from ordinary activities arose in fiscal 2004. The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have been discounted to their present value, if applicable. No write-down was required in fiscal 2003.

•	A net credit of A$0.832 million included in other expenses from ordinary activities in fiscal 2004, being reversal of the surplus lease space provision, compares to an expense of A$0.152 million in fiscal 2003. The reversal of the provision resulted from the surrender of the lease.

•	Expenses of engineering consumables and contractors, travel and accommodation, communications and computing, and other expenses from ordinary activities (excluding the surplus lease space net credit and plant and equipment write down to recoverable amount) have decreased by 25.1% to A$5.008 million from A$6.683 million predominantly as a result of variable costs reducing in line with the reduction in total staff numbers and cost reduction measures.

Orbital’s share of Synerject’s net profit improved 100% to A$2.700 million from A$1.351 million in fiscal 2003, as Synerject realised the benefits of the acquisition of businesses late in fiscal 2003. Synerject recorded a profit of US$3.424 million in fiscal 2004, compared to a profit of US$1.144 million in fiscal 2003. The improvement resulted from the impact of major operational and structural changes effected in both 2002 and in fiscal 2003, including price increases and cost reductions. Synerject also had a full year benefit of the acquisition of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business effective April 1, 2003. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) incorporated herein by reference.

The income tax expense for fiscal 2004 was A$0.051 million, being withholding taxes on royalties and license fees (2003: A$0.125 million). In both fiscal 2004 and fiscal 2003, under Australian GAAP Orbital has an effective income tax rate of nil (excluding withholding taxes) due to further trading losses in Australia (the benefits of which have not been recognized as assets for Australian GAAP purposes) and the utilization of carry-forward US tax losses not previously brought to account. Under US GAAP, the effective tax rate for fiscal 2004 is (197)% (fiscal 2003: nil) as the result of the recognition of a deferred tax asset as detailed in Note 32 (c) to our financial statements.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2004 compared to fiscal 2003.

Results of Operations Fiscal 2003 Compared with Fiscal 2002

Orbital’s net loss after tax attributable to members was A$1.865 million for the year ended June 30, 2003 compared to a net loss of A$26.776 million for the year ended June 30, 2002. The 2002 result included a provision of A$6.4 million for the investment in Indonesian licensee Texmaco. The 2003 full year result comprised a net profit in the second half of A$1.0 million, a significant improvement on the A$2.899 million loss in the first half.

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

Total costs and expenses (excluding share of net profit /(loss) of joint venture entity) decreased to A$49.562 million in fiscal 2003 from A$76.160 million in fiscal 2002. This decrease was due to the following:

•	The cost of products decreased 17% to A$27.582 million from A$33.227 million, reflecting reduced product sales arising from the transfer of the marine and recreation system sales business to Synerject on April 1, 2003.

•	Employee expenses decreased 40.5% to A$10.971 million from A$18.450 million as a result of savings from staff redundancies undertaken in fiscal 2002 and after redundancy costs of A$0.377 million in fiscal 2003 and A$3.778 million in fiscal 2002.

•	In 2002, Orbital provided in full (A$6.446 million) for diminution in the carrying value of its investment in Indonesian licensee, Texmaco.

•	Depreciation and amortisation decreased 16.8% to A$2.291 million from A$2.752 million mainly as a result of fully depreciated equipment continuing in working order and therefore still being utilised rather than requiring new capital expenditure to replace. The amortisation of prepaid marketing expenses, which was fully completed in September 2002, resulted in an expense of $0.484 million in fiscal 2003 compared to an expense of A$2.319 million in fiscal 2002.

•

Licence costs predominantly represent manufacturing and other technology access fees paid to Synerject LLC to enable more expansive and comprehensive licence arrangements to be offered to licensees. These costs, where applicable, are specific to the licence income received from licensed users of OCP technology and increased by 15.1% to A$0. 549 million from A$0.477 million in fiscal 2002and will vary dependent on the technology required by the licensed end user.

•	System warranty net amounts increased by A$0.488 million to A$0.192 million credit in fiscal 2003, from a net expense of A$0.296 million in fiscal 2002, due to the cessation of system sales from April 1, 2003 resulting in provisioning for new system sales warranties being required for only the first 9 months of fiscal 2003. In addition, in fiscal 2003, credits resulting from the expiry of warranty periods exceeded those credits relating to warranty periods expiring in fiscal 2002 as a result of increasing sales volumes year on year.

•	Patent costs decreased 17% to A$1.010 million from A$1.221 million as a result of cost reduction measures including a detailed review and analysis of each patent filing in the Company’s intellectual property portfolio having regard to the Company’s strategic intellectual property requirements.

•	Surplus lease space expense included within other expenses from ordinary activities, decreased by A$0.998 million to A$0.152 million from A$1.150 million in fiscal 2002. The fiscal 2002 expense related to the initial recognition of 75% surplus lease space for the remainder of the lease period. The provision was revised in fiscal 2003 to recognize 85% vacancy by the Company and the terms of a 12 month sub-lease arrangement.

•	Expenses of engineering consumables and contractors, travel and accommodation, communications and computing, and other expenses from ordinary activities, excluding the surplus lease space net credit, have decreased by 31.5% to A$6,683 from A$9,750 predominantly as a result of variable costs reducing in line with the reduction in total staff numbers.

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

Liquidity and Capital Resources

In 2003, Orbital augmented its capital reserves with an underwritten net A$5.8 million capital raising. The raising consisted of a A$2.6 million placement on June 6, 2003 and a share purchase plan (“SPP”) that concluded in July 2003 which raised a further net A$3.2 million. Under the placement, 23,333,335 fully paid ordinary shares in the Company were issued to institutional investors at an issue price of A$0.12 per share. Under the SPP an offer was made to the Company’s Australian and New Zealand resident shareholders, to each purchase up to A$5,000 worth of ordinary shares in the Company at an issue price of A$0.12 per share. The offer under the SPP closed on July 10, 2003. Approximately A$3.310 million net of transaction costs of approximately A$0.226 million, was raised from valid applications received under the SPP, resulting in the allotment of 29,392,691 ordinary shares on July 17, 2003.

As at June 30, 2004, Orbital’s cash balance was A$12.350 million compared to A$9.007 million at June 30, 2003. At November 30, 2004, the cash balance was A$9.716 million.

For fiscal 2004 Orbital recorded a profit resulting in a net cash inflow from operations of A$0.694 million compared to cash outflows of A$6.944 million in fiscal 2003 and A$12.926 million in fiscal 2002. Net cash outflows in 2003 occurred principally as a result of operating losses but were reduced from prior years due largely to savings from reduced employee expenses. Net cash used in operations in 2003 included the settlement of employee entitlements of A$2.500 million as a result of staff reductions during that year.

Research and development expenditures were A$0.506 million in fiscal 2004, A$1.075 million in fiscal 2003 and A$3.542 million in fiscal 2002. Research and development expenditures during fiscal years 2002, 2003 and 2004 were primarily in the area of application of OCP fuel injection technology to automotive four-stroke engines.

For fiscal 2004 and fiscal 2003, Orbital had net cash provided by financing activities of A$3.140 million and A$2.374 million, respectively, both primarily due to proceeds from the issue of shares. For fiscal 2002 Orbital’s net cash used in financing activities was A$0.404 million, being finance lease payments.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2004 this facility was fully utilised by Orbital. Repayment of this facility is due:

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

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$1.069 million, of which A$0.075 million was drawn down at June 30, 2004. At June 30, 2003 available support facilities totalled A$2.583 million, of which A$0.955 million was drawn down. Facilities from other financial institutions are minimal.

Orbital utilised net cash of A$0.476 million for investing activities in fiscal 2004 compared with A$0.084 million in fiscal 2003 and A$4.663 million in 2002. The significant changes between fiscal 2004 and 2003 resulted predominantly from increased purchases of property, plant and equipment being approximately A$0.5 million for building improvements to owned properties to facilitate the relocation of corporate employees from leased premises. No advances to Synerject were required in fiscal 2004 as Synerject is now generating sufficient cash flow for its working capital needs as well as meeting its loan repayments. The significant changes between fiscal 2003 and fiscal 2002 resulted principally from reduced investment and advances to Synerject (2003 total A$0.147 million compared to 2002 total of A$4.645 million).

Orbital’s existing cash balances are expected to be sufficient to fund the capital requirements of its existing operations and current business plans over the 2005 fiscal year. Orbital had no capital expenditure contracted but not provided for as at June 30, 2004. There are no long-term commitments for capital commitments by the Company.

Going Concern

In the financial statements for the year ended June 30, 2004, dated 25 August 2004 (refer Note 1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report), it was stated as follows:

“Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2004 the carrying amount of the consolidated entity’s liabilities exceeded the carrying amount of assets by A$5.277 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i)	The consolidated entity made a net profit after tax of A$3.405 million for the year ended 30 June 2004.

(ii)	At 30 June 2004 the consolidated entity had cash of A$12.350 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to A$236.083 million at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

(iv)	Included in non-current liabilities at 30 June 2004 is a loan of A$19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of OCP engines produced to 30 June 2004 totalled approximately 420,000. No interest accrues on this facility until such time as the loan becomes repayable.”

Since the date of those financial statements (August 25, 2004) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a)	Notwithstanding that a loss has been forecast for the first half of fiscal 2005, it is anticipated that the Company will record a profit in the second half of fiscal 2005.

(b)	Points (iii) and (iv) above have not changed.

(c)	At November 30, 2004 the consolidated entity had cash of $9.716 million.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.108 million for fiscal year 2005. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2005 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities. There are no long-term commitments for capital expenditure by the Company.

Synerject LLC

Orbital’s most significant non-operating cash requirement in the 2001, 2002 and 2003 fiscal years has been investment in, and loans to, Synerject totalling A$21.287 million. Synerject was restructured in 2003 at which time loan arrangements to September 30, 2006 were agreed. Under those arrangements Synerject’s future operating cash flows are to be directed to a loan repayment plan.

Net cash provided by Synerject’s operating activities in fiscal 2004 was US$4.811 and the loan repayments totalled US$3.791 million in line with plan. Synerject’s loan repayment commitments in fiscal 2005 are approximately US$3.900 million and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject cash at bank at June 30, 2004 was US$2.922 million.

It is not expected that Orbital will be asked to support Synerject by further investment or loans in the near future.

Trend Information

A combination of a downturn in both the European 50cc scooter market and the personal watercraft market in 2004 and a delay in engineering services orders will result in Orbital recording a loss in the first half of fiscal 2005. We anticipate that engineering services revenue will increase in the second half of fiscal 2005. This, together with Synerject’s typically stronger second half result and an upturn in royalties from both improved market conditions and new model availability, is expected to result in Orbital returning to profit in the second half of fiscal 2005.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Orbital has guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the 50/50 joint venture with SiemensVDO Automotive. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

At June 30, 2004, Orbital’s obligation under this guarantee amounted to A$12.255 million (US$8.500 million) (2003: A$14.970 million (US$10.000 million)), being 50% of Synerject’s borrowings from Siemens VDO Automotive. Orbital has booked a liability of A$3.897 million (June 30, 2003: A$6.915 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which includes Synerject’s borrowing obligations to Siemens VDO Automotive.

Details of Synerject’s operations and results are contained above in this Annual Report and in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) incorporated herein by reference.

The loan arrangements for Synerject LLC were renegotiated in January 2003 and longer term funding to September 30, 2006 has been agreed. Under the arrangements, Synerject has a master line of credit facility to a maximum of $21,000,000, which was reduced to $17,000,000 as of June 30, 2004. The maximum amount will be further reduced by $3,000,000 by June 30, 2005. During the term of the funding arrangement, interest at market rates is payable (2.0575% at June 30, 2004).

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s license agreements, certain fees and royalty payments are, or will be, indexed to inflation, generally based on the US Producers Price Index for Finished Goods. In general, inflation has had minimal effect on Orbital’s results of operations during the last three fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk—Market Exposures” incorporated herein by reference.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2004	2003	2004	2003
Cash – Floating (and fixed less than 6 months)	12,350	9,007	5.32	4.22
Long term borrowings – fixed	19,000	19,000	—	—

At June 30, 2004 and June 30, 2003 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

	Fair Value A$’000		Weighted Average exchange rate A$
Financial Instruments	2004	2003	2004	2003
Cash held in United States Dollars	63	542	0.6936	0.6680
Cash held in European currency units	28	288	0.5795	0.5902
Cash held in Great British Pounds	—	17	—	0.4079
Receivables in United States Dollars	127	1395	0.6993	0.6628
Receivables in European currency units	46	261	0.5779	0.5638
Receivables in Japanese Yen	32	—	80.55	—
Payables in United States Dollars	41	81	0.7101	0.5870
Payables in European currency units	—	86	—	0.5665

Details of Orbital’s foreign currency exchange instruments as at June 30, 2004 were as follows:

	Foreign Currency Amount	Exchange Rate	A$ Equivalent	Expiry Date
	US$0.150 m	0.6946	215,951.63	August 31, 2004
	US$0.200 m	0.6935	288,392.21	September 15, 2004
	US$0.100 m	0.6797	147,123.73	October 29, 2004
	US$0.200 m	0.7164	279,173.65	November 16, 2004
	US$0.200 m	0.7092	282,007.90	February 15, 2005
	US$0.100 m	0.6763	147,863.37	February 28, 2005
	US$0.200 m	0.6768	295,508.27	May 16, 2005

Total	US$1.150 m	0.6944 (Average)	1,656,020.77

Fair Value at June 30, 2004	US$1.150 m	0.6936	1,658,016.15

At June 30, 2003 Orbital did not have any foreign currency exchange sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2004, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Warranty Provision	US$0.419 m	0.6936	0.604 m
Provision for borrowings of Synerject LLC	US$2.703 m	0.6936	3.897 m

Maturity Profile of Commercial Commitments

	At June 30, 2004 Expected Maturity or Expiry Date
Contractual Obligations (A$’000s)	2005	2006	2014	Total	Fair Value
Finance Leases	167	12	—	179	179
Average Interest Rate	5.71%	5.71%	—
Operating Leases	64	—	—	64	64
Long –Term Debt (1)	—	—	19,000	19,000	10,610
Average Interest Rate	—	—	0%

Total	167	12	19,000	19,243	10,853

Contingent Commitments
Performance guarantees	69	—	—	69	—
Guarantee for Synerject(2)(3)	—	—	—	3.897	3,897

Total	69	—	—	3.966	3,897

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources”

(2)	Refer Item 5 – “Off-Balance Sheet Arrangements”. The guarantee is for A$12.255 million of which the company has recognised A$3.897 million.

(3)	Guarantee will expire on repayment by Synerject of loan from Siemens VDO

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Constitution, may be comprised of no fewer than three, nor more than nine members. The present number of directors is four, of whom one is an executive director, as set out below.

On August 21, 2003, the Company announced the retirement as Chairman and Director of Mr Ross Kelly. On the same date, the appointment of Mr Donald W J Bourke as Chairman of the Company was announced.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
Donald Woolgar John Bourke	Non Executive Chairman (1) (2) (3)	August 21, 2003
Peter Chapman Cook	Chief Executive Officer and Managing Director	February 13, 2002
John Richard Marshall	Non Executive Director (1) (2) (3)	December 21, 1995
John Grahame Young	Non Executive Director (1) (2) (3)	November 13, 1985

(1)	Member of Audit Committee

(2)	Member of Remuneration Committee

(3)	Member of Nomination Committee

All Directors are members of the Finance Committee. Qualifications and experience of each of the Directors are as follows:

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 65

Independent Non-Executive Director and Chairman appointed August 21, 2003. Mr Bourke has extensive business experience and is currently Executive Chairman of RMG Limited and of Australian Technology Group Limited, and Chairman of both Olex Holdings Limited and Compudigm International Limited. Previously Mr Bourke has been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

PETER CHAPMAN COOK, M.Pharm FRMIT, PhC, MPS, ARACI, MAICD, AGE 57

Managing Director, appointed on February 13, 2002. Appointed Chief Executive Officer on January 1, 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell’s Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals.

JOHN RICHARD MARSHALL, B MECH E, DIP MECH E, FIE (AUST), F.SAE.A, MSME, AGE 72

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program; Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 60

Independent Non-Executive Director. Joined the Board in 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He is a director of Cape Bouvard Investments Pty Ltd. Mr Young chairs the Company’s Audit Committee.

Details of each Director’s remuneration are contained in Note 25 to the Consolidated Financial Statements incorporated herein by reference.

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

Keith Halliwell August 14, 2000

Chief Financial Officer and Joint Company Secretary.

Mr. Halliwell has 20 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of a listed public company in Australia.

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

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are contained in Note 25 to the Consolidated Financial Statements incorporated herein by reference. Refer also “Remuneration Report” below.

For fiscal 2004 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$2.079 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2004 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.164 million.

Board Practices

The directors are subject to retirement by rotation, with one-third retiring each year (or the number nearest to one-third of the number of directors if not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting of shareholders following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board of Directors up to the total number permitted. Such directors hold office until the next Annual General Meeting of shareholders and may be re-elected by the shareholders at such meeting. The service agreement between the Company and the Chief Executive Officer provides for a cash payment equal to one year’s remuneration in the event of termination by the Company other than by reason of the Chief Executive Officer’s serious misconduct or material breach of the agreement. No other officer’s service contract provides for benefits to such person upon termination, other than in the event of redundancy. No retirement or termination benefits are payable to non-executive Directors.

Corporate Governance

The following outlines the main Corporate Governance practices of the Company that were in place throughout the financial year:

Board of Directors and its Committees

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Company and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is also responsible for reviewing and ratifying systems of risk management and internal compliance controls. Details of the Board’s charter are located on the Company’s website (www.orbeng.com).

•	Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. Each committee is reviewed through its reports to the Board. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

•	Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of non-executive directors, with at least 50% being independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

•	Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities (other than in the period of one month immediately following the prohibited periods referred to next); and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

•	Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

•	Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company’s executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company’s expense.

•	Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall, Mr D W J Bourke (appointed August 21, 2003) and Mr R W Kelly (resigned August 21, 2003). The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2004 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States Corporations Laws and Stock Exchange Listing Rules; and improving the quality of the accounting function.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company’s external auditor (including resolution of disagreements between management and the auditor regarding financial reporting) or any other public accounting firm engaged for the purpose of performing audit, review or attest services for the Company. The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee charter provides for rotation of the external audit partner every five years.

•	Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee, with advice from an external consultant. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr J G Young (Chairman), Mr J R Marshall, Mr D W J Bourke (appointed August 21, 2003) and Mr R W Kelly (resigned August 21, 2003). Mr Kelly did not attend meetings relating to the appointment of his successor.

The Nomination Committee meets as and when required. The Committee met formally once during the year. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is kept under review by the Chairman throughout the year. Directors whose performance is unsatisfactory are asked to retire.

•	Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

Remuneration Report

•	Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set against the market rate and designed to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, and considers trends in comparative companies.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman – appointed August 21, 2003), Mr J R Marshall, Mr J G Young and Mr R W Kelly (Chairman – resigned August 21, 2003). The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

•	Remuneration Policies

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all full-time employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, as measured by a combination of earnings before interest and tax (EBIT) and cash. Achievement of budgeted goals may result in bonuses, typically of between 5 – 20% of salary.

Executives may also be offered shares in the Company’s Executive Long Term Share Plan, the details of which are set out under “Share Ownership” below.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed A$400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is A$100,000 per annum, plus a further fee of A$5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently A$42,500 per annum. An additional fee of A$5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of A$7,070 per annum.

No retirement benefits are payable to non-executive Directors.

Risk Management

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the consolidated entity. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the consolidated entity’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

•	Risk Profile

Risks to the consolidated entity arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and heath and financial reporting.

•	Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Foreign exchange exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the consolidated entity has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer are required to, at least annually, evaluate internal controls over financial reporting and disclose in writing to the Company’s Auditors and the Audit Committee:

(a)	all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. No such deficiencies, weaknesses or frauds have been detected.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

A key current financial reporting project is convergence with International Financial Reporting Standards (IFRS). The Board has established a formal project, monitored by the Audit Committee, to ensure a smooth transition to IFRS reporting, beginning with the half year ended December 31, 2005.

Environmental Regulation

The consolidated entity holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

Ethical Standards

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the consolidated entity, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Continuous Disclosure and Communication with Shareholders

The Board of Directors aims to ensure that shareholders are informed of all major developments directly and materially affecting the consolidated entity’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders worldwide (unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. A summary half yearly report is sent to all shareholders (unless a shareholder has specifically requested not to receive the document). Financial reports are sent to any shareholder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. All announcements made to market are placed on the company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report. Subsequent to the annual general meeting, an information meeting is held for shareholders based in the eastern states of Australia to provide those shareholders with the opportunity to meet representatives of the Board and senior management.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to directors and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2004			June 2003			June 2002
	Aus	US	Eur	Aus	US	Eur	Aus	US	Eur
Executive	5	—	—	5	—	—	7	1	—
Admin / Sales	24	1		23	1	1	32	4	1
Engineers	32	—	—	33	—	3	60	3	4
Technicians	29	—	—	29	—	—	39	—	—
Others	2	—	—	2	—	—	12	—	—
Total	92	1	—	92	1	4	150	8	5

Share Ownership

Details of share and option ownership by Directors and senior managers are as follows:

Director	Ordinary Shares	Options
D W J Bourke	100,000	—
P C Cook*	55,512	—
J R Marshall	66,880	—
J G Young	111,572	—

Senior Managers
J B Abbott	45,267	—
T P Baskovich	52,989	31,800
B A Fitzgerald	86,645	25,000
K A Halliwell	146,531	35,000
R A Houston	58,484	17,000
K N Johnsen	163,820	44,300

*	Mr Cook has been offered 200,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2005 as detailed in “Executive Long Term Share Plan – 2002 Offer” below. Mr Cook has also been offered 400,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2006 as detailed in “Executive Long Term Share Plan – 2003 Offer” below. At the Company’s Annual General Meeting on October 26, 2004, shareholders approved an offer to Mr Cook of up to 750,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2007 as detailed in “Executive Long Term Share Plan – 2004 Offer” below.

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

1999 Offer

Under the 1999 offer, a total of 1,009,000 Series A options and 395,800 Series B options were accepted by eligible employees. The 1999 Series A options are exercisable at $0.53, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 23, 2004. The 1999 Series B options are exercisable at $0.59, being the market price of the ordinary shares immediately prior to the date of offer of the options, only when the last sale price of fully paid shares in the Company sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $0.90. The hurdle price for the 1999 Series B options was reached on December 3, 1999. The 1999 Series B options expired on September 23, 2004.

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

As at September 30, 2004 there were 1,733,300 employee share plan options outstanding which are exercisable on the following bases:

Year	Number “A” Outstanding	Exercise Price $	Expiry Date	Number “B” Outstanding	Exercise Price $	Expiry Date	Total Outstanding
2000	828,000	1.61	28 September 2005	905,300	1.79	28 September 2005	1,733,300

As at September 30, 2004, the number of ordinary shares that were subject to options issued under the plan was 0.42% of Orbital’s issued ordinary shares. In 2001, Orbital ceased to make further issues under the Employee Option Plan and introduced Employee Share Plans.

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

Executive Long Term Share Plan – 2001 Offer

At the Company’s Annual General Meeting on October 25, 2001, shareholders approved the participation of the then Executive Directors, Messrs Schlunke, Johnsen and Beech, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Executive Directors and eligible executives of the Company. Mr. Schlunke was offered 100,000 fully paid ordinary shares and Mr. Johnsen and Mr. Beech were each offered 70,000 fully paid ordinary shares.

Shares offered under the Plan would only be granted, at no cost to participants, if performance conditions were met or if, on cessation of employment, there was a Qualifying Reason. Qualifying Reasons are death, disability, ill health or redundancy. Where an executive ceases employment because of a Qualifying Reason, the Board will determine the number of shares, if any, to be granted and whether, and to what extent, the performance conditions will apply. In accordance with these provisions, the Board determined to grant to Mr Schlunke on the termination of his employment in July 2002, the 100,000 shares previously offered to him. Similarly, the Board determined to grant to Mr Beech on the termination of his employment in October 2002, the 70,000 shares previously offered to him.

The performance conditions were based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR was compared comprised 100 companies within the Australian Stock Exchange All Industrials Index with a similar market capitalisation to the Company. The comparison was made over a three year “Performance Period” commencing on September 1, 2001 and ending on August 31, 2004. The TSR ranking of the Company at the expiry of the Performance Period was such that no further shares were granted as the performance conditions had not been met. The offered but unissued shares have now lapsed.

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

Employee Share Plan - 2003 Offer

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2002 year under the Plan (referred to above) although the comparison will be made over a three year “Performance Period” commencing on September 1, 2003 and ending on August 31, 2006.

Employee Share Plan - 2004 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2004 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On November 18, 2004, a total of 578,000 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2004 Offer

At the Company’s Annual General Meeting on October 26, 2004, shareholders approved the participation of the Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered up to 750,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2003 year under the Plan (referred to above) although the peer group will comprise the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The comparison will be made over a three year “Performance Period” commencing on September 1, 2004 and ending on August 31, 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of November 30, 2004, Orbital had issued and outstanding 410,595,878 fully paid ordinary shares and 1,733,300 options to acquire ordinary shares. All of the options were issued under the Orbital employee option plan and carry no voting rights until fully paid. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

As of November 30, 2004 Sandhurst Trustees Limited (as custodian for Australian Ethical Investment Trust) is a substantial shareholder (having greater than 5% of the Company’s issued capital). The Executive Officers and Directors of Orbital as a group own 887,770 ordinary shares which represent 0.21% of that class.

Major shareholders do not have different voting rights from other shareholders.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2004 (nil in both fiscal 2003 and 2002).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at October 31, 2004 and June 30 in each of the preceding three years are as follows:

	October 31, 2004 (A$000’s)	2004 (A$000’s)	2003 (A$000’s)	2002 (A$000’s)
Receivables - Non-current	6,369	7,152	11,709	9,925
Borrowings - Non-current	14,350	15,138	10,413	15,619

During fiscal 2004, nil interest expense (fiscal 2003: A$0.631 million credit; fiscal 2002: A$0.631 million;) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2003: nil; 2002: between 3.93% and 4.96%)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at October 31, 2004 and June 30 in each of the preceding three years are:

	October 31, 2004 (A$000’s)	2004 (A$000’s)	2003 (A$000’s)	2002 (A$000’s)
Receivables - Current	14	66	106	—
- Non-current	—	—	—	10,222
Payables - Current	13	16	5	784

During fiscal 2004, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.376 million (2003: A$0.924 million; 2002: A$1.853 million) and purchased goods and services from Synerject LLC to the value of A$0.365 million (2003: A$23.385 million; 2002: A$27.482 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-58 incorporated herein by reference.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2005 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York as depositary under a deposit agreement dated May 9, 2003. Each ADS represents forty ordinary shares. The ADSs have traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004, under the symbol “OBTLY”. Prior to that time, the ADSs were traded on the New York Stock Exchange (NYSE) but were de-listed as a result of Orbital’s non-compliance with NYSE’s continued listing requirements relating to market capitalization and stockholder equity as detailed below.

On October 7, 2002 Orbital announced that, in accordance with NYSE continued listing procedures, it had received notification from the NYSE of its non-compliance with the continued listing standard requiring a listed company to have both a global market capitalization and total shareholders’ equity in excess of US$50 million. In order to maintain continued listing on the NYSE, Orbital had submitted a business plan to the Listings and Compliance Committee of NYSE for approval. The Committee determined that the plan demonstrated likely compliance with the continued listing standards within an eighteen month period, although the Company was subject to ongoing monitoring to ensure compliance. The Company did not meet the specified criteria within that period and the ADSs were de-listed from the NYSE effective June 30, 2004.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the NYSE to June 30, 2004 and thereafter on the OTCBB. Note that effective May 9, 2003 the ratio of ordinary shares to ADSs was changed from 1 : 8 to 1 : 40. The figures below for 2002-2003 Q4 have, where necessary, been adjusted to reflect the change in ratio.

		Ordinary Shares							American Depositary Shares
		High Price		High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
1999-00	Q1	A$0.66		7,120,752	A$	0.40	*	28,524	US$	3.310		221,100	US$	2.190	*	9,500
	Q2	A$1.08		33,647,197	A$	0.59		94,106	US$	5.250		524,199	US$	3.060		17,199
	Q3	A$1.75		5,421,994	A$	0.74		69,336	US$	7.690		614,500	US$	3.630		26,000
	Q4	A$2.00	*	4,253,149	A$	1.18		13,300	US$	8.940	*	583,800	US$	5.380		11,399
2000-01	Q1	A$2.19		2,441,809	A$	1.62		150,333	US$	10.00	*	304,399	US$	6.810		21,600
	Q2	A$2.43	*	1,280,999	A$	1.50		82,426	US$	9.750		194,199	US$	6.310		12,800
	Q3	A$2.07		2,357,489	A$	1.15		206,319	US$	8.950		352,100	US$	4.400		5,399
	Q4	A$1.23		6,645,552	A$	0.55	*	195,251	US$	4.750		267,500	US$	2.500	*	5,200
2001-02	Q1	A$0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	$A0.59		1,349,079	A$	0.345		35,528	US$	2.44		132,300	US$	1.52		2,899
	Q4	$A0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800
2002-03	Q1	A$0.325	*	975,729	A$	0.20		34,124	US$	1.50	*	52,100	US$	0.81		899
	Q2	A$0.21		3,077,701	A$	0.125		40,454	US$	0.90		144,699	US$	0.57	*	3,300
	Q3	$A0.185		3,860,470	A$	0.125		24,411	US$	1.10		119,100	US$	0.63		300
	Q4	$A0.165		1,518,908	A$	0.120	*	6,560	US$	4.40		20,420	US$	3.35		120
2003-04	Q1	A$0.22	*	3,333,210	A$	0.12	*	58,000	US$	5.55		29,500	US$	3.35	*	0
	Q2	A$0.22		4,942,330	A$	0.16		0	US$	5.63		78,899	US$	4.49		600
	Q3	A$0.185		2,264,501	A$	0.150		24,421	US$	5.65	*	28,600	US$	4.57		0
	Q4	A$0.16		2,984,628	A$	0.13		10,700	US$	4.69		35,500	US$	3.71		0
May 2004		A$0.155		1,097,866	A$	0.145		12,000	US$	4.65		17,800	US$	3.80		300
Jun 2004		A$0.145		2,984,628	A$	0.13		77,800	US$	4.20		35,500	US$	3.71		0
Jul 2004		A$0.16		541,024	A$	0.14		49,693	US$	4.50		9,700	US$	3.90		0
Aug 2004		A$0.16		2,728,797	A$	0.14		13,795	US$	4.50		22,820	US$	3.75		300
Sept 2004		A$0.15		1,187,831	A$	0.14		61,778	US$	4.05		40,496	US$	3.88		0
Oct 2004		A$0.15		935,220	A$	0.135		27,988	US$	4.18		57,464	US$	3.85		100
Nov 2004		A$0.14		1,521,740	A$	0.115		68,334	US$	4.00		22,700	US$	3.56		600

*	Denotes annual high and low market prices in the relevant year.

On November 30, 2004, the closing sale price of the ordinary shares on the ASX was A$0.115 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$3.56 per ADS. On November 30, 2004, 3,809,066 ADSs, representing 152,362,640 ordinary shares, or approximately 37% of the outstanding ordinary shares, were outstanding and were held by 369 holders of record including nominee companies holding on behalf of beneficial shareholders.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles (Constitution)

No objects and purposes of the Company are stated or, under Australian law, are required to be stated, in the Company’s Constitution.

At the Company’s Annual General Meeting on October 26, 2004 shareholders voted to adopt a new Constitution for the Company – refer Exhibit 1.1.

Under the Company’s Constitution:

•	a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has, directly or indirectly, a material interest;

•	the maximum total of fees payable to Directors is required to be approved by the Company in general meeting;

•	the Directors may at any time exercise all the powers of the Company to borrow money, except to the extent that such powers are required by law or the Listing Rules of Australian Stock Exchange Limited to be exercised by the Company in general meeting;

•	a Director may not hold office in contravention of the Corporations Act 2001 (Aust.); and

•	a Director is not required to have a share qualification.

The Company has fully paid ordinary shares on issue, as well as options issued under the Employee Option Plan (see Item 6. – “Directors, Senior Management and Employees—Share Ownership”). The options have no voting rights attached or rights to participate in any dividends. Dividends, as declared by Directors and which are only payable from profits, are payable on all fully paid ordinary shares equally. Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

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

Changes to the rights of shareholders in relation to a particular class of shares may only be made with the consent in writing of the holders of three-quarters of the issued shares of that class or if authorised by a special resolution passed at a separate meeting of the holders of that class of share. The Company does not currently have different classes of shares.

Details of requirements for Directors to stand for re-election are set out at “Item 6. Directors, Senior Management and Employees – Board Practices”.

In accordance with the Company’s Constitution, any Director may whenever that Director thinks fit convene a general meeting of shareholders of the Company. Under the Corporations Act 2001, the Directors must call and arrange to hold a general meeting on the signed written request of either members with at least 5% of the votes that may be cast at the general meeting or at least 100 members who are entitled to vote at the general meeting. The request must state any resolution to be proposed at the meeting. The Directors must call the meeting within 21 days after the request is given to the Company and the meeting is to be held not later than 2 months after the request is given to the Company.

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

Material Contracts

Detailed below are material contracts to which the Company or any member of the Orbital Group is a party and which have been entered into (other than in the ordinary course of business) in the two years immediately prior to publication of this document.

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

For United States Federal income tax purposes, holders of ADRs evidencing ADSs will generally be treated as owners of the ordinary shares underlying such ADRs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends paid to non-corporate U.S. Holders in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the U.S. Holder holds the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the double taxation treaty between Australia and the United States and paid over to Australia will be creditable against the U.S. Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 percent tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. Holders.

It is possible that we are or will be at least 50% owned by persons treated as United States persons under the U.S. tax code. Under Section 904(h) of the U.S. tax code, dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income rather than non-U.S. source income for foreign tax credit purposes to the extent the non-U.S. corporation has more than an insignificant amount of U.S. source income. The effect of this rule, if applicable in future years, may be to treat a portion of the dividends paid by us as United States source income for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Capital gain of a noncorporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Orbital believes that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. The U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, ordinary shares or ADSs will be treated as stock in a PFIC if Orbital was a PFIC at any time during the U.S. Holder’s holding period in the ordinary shares or ADSs. Dividends that a U.S. Holder receives from Orbital will not be eligible for the special tax rates applicable to qualified dividend income if Orbital is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Documents on Display

The Company files annual and semi-annual reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy documents that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Such materials can also be obtained on the SEC’s internet site at www.sec.gov.

Copies of certain of the documents referred to in this annual report on Form 20-F may be on Orbital’s website and may also be inspected on request at the Company’s registered office.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Exposures

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, we have cash expenses in the same countries and currencies as we generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, refer to note 30 “Additional Financial Instruments Disclosure” to our audited consolidated financial statements.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt and cash assets.

As of June 30, 2004, we had total interest bearing liabilities outstanding of approximately A$0.2 million which were borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness.

As of June 30, 2004, we had total interest earning cash assets of $12.3 million of which $10.7 million was held in fixed interest bank bills maturing in less than one year. Changes in interest rates will have no effect on the interest income generated by these cash assets during the fixed rate period. We also had approximately $1.6 million cash earning interest at floating rates.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. In fiscal 2004, the functional currencies of our major markets outside Australia were the U.S. dollar, the Euro and the Japanese yen. As a result, we were and continue to be exposed to risk arising from movements in foreign currency exchange rates.

These risks include:

•	financial reporting;

•	cash flow; and

•	specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable.

For the year ended June 30, 2004, we recorded an unrealized foreign exchange gain of A$0.4 million in our operating results. This gain arose mainly from the translation into Australian dollars of unhedged U.S. dollar denominated provisions set out below.

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent
Warranty Provision	US$	0.419 m	0.6936	0.604 m
Provision for borrowings of Synerject LLC	US$	2.703 m	0.6936	3.897 m

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average exchange rate A$
	2004	2003	2004	2003
Cash held in United States Dollars	63	542	0.6936	0.6680
Cash held in European currency units	28	288	0.5795	0.5902
Cash held in Great British Pounds	—	17	—	0.4079

Receivables in United States Dollars	127	1395	0.6993	0.6628
Receivables in European currency units	46	261	0.5779	0.5638
Receivables in Japanese Yen	32	—	80.55	—

Payables in United States Dollars	41	81	0.7101	0.5870
Payables in European currency units	—	86	—	0.5665

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange to hedge a portion of that specific transaction. For the year ended 30 June, 2004, we derived approximately 20% of our revenue in foreign currency.

Details of Orbital’s foreign currency exchange instruments as at June 30, 2004 were as follows:

	Foreign Currency Amount	Exchange Rate		A$ Equivalent	Expiry Date
	US$0.150 m	0.6946		215,951.63	August 31, 2004
	US$0.200 m	0.6935		288,392.21	September 15, 2004
	US$0.100 m	0.6797		147,123.73	October 29, 2004
	US$0.200 m	0.7164		279,173.65	November 16, 2004
	US$0.200 m	0.7092		282,007.90	February 15, 2005
	US$0.100 m	0.6763		147,863.37	February 28, 2005
	US$0.200 m	0.6768		295,508.27	May 16, 2005

Total	US$1.150 m	0.6944	(Average)	1,656,020.77

Fair Value at June 30, 2004	US$1.150 m	0.6936		1,658,016.15

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

Orbital management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated Orbital’s disclosure controls and procedures as at June 30, 2004 (“the Evaluation Date”) and concluded that those controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the three non-executive directors of the Company’s Board. Mr D W J Bourke qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. Mr Bourke is a Fellow of CPA Australia and was previously Finance Director of a public company.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics relating to Accounting Practice and Financial Reporting. The Code applies specifically to the Company’s Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is available on the Company’s website at www.orbeng.com or a copy may be obtained free of charge by writing to the Company Secretary, PO Box 901 Balcatta, Western Australia, Australia 6914.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, KPMG, are as follows:

	2004		2003
Services Rendered	Fees ($A)%		Fees ($A)%
Audit – KPMG Australia	92,800	36.9	80,000	30.4
- Other KPMG member firms	53,000	21.1	164,050	62.4

Taxation Services (1) – KPMG Australia	67,495	26.8	18,920	7.2
- Other KPMG member firms	32,574	13.0	—	—

Other (2) – Other KPMG member firms	5,657	2.2		—

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance and tax advice.

(2)	Other fees relate to services performed in respect of the audit of royalty payments from licensees.

Pre-approval Policies and Procedures

Orbital’s Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by the Company’s auditors, KPMG. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of the auditor or on an individual basis. Any proposed services exceeding general pre-approved levels require specific approval of the Chairman of the Audit Committee. The policy prohibits retaining the auditor to perform the prohibited non-audit functions as defined for the purposes of section 201 of the Sarbanes-Oxley Act.

All services performed by KPMG Australia and other KPMG member firms as detailed above received Audit Committee approval prior to provision of those services. No services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-58 incorporated herein by reference.

ITEM 19.	EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of the Annual Report.

(b)	Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

1.1	Constitution of the Company.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

/s/ K A HALLIWELL
Date: December 30, 2004	KEITH HALLIWELL
Company Secretary and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and its subsidiary companies (the consolidated entity) as of June 30, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity/(deficit) and cash flows for each of the years in the three-year period ended June 30, 2004, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the consolidated entity at June 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Notes 32 through 34 to the consolidated financial statements.

KPMG

Perth, Australia

25 August 2004

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	2004 A$’000	2003 A$’000	2002 A$’000
Engineering services income		11,535	10,089	8,765
Licence and royalty income		3,209	3,891	6,451
System sales	8	—	29,304	35,748

Revenue from trading activities		14,744	43,284	50,964
Other income from ordinary activities	2	2,017	3,187	2,389

Total revenue		16,761	46,471	53,353

Licence costs		(375)	(549)	(477)
System purchases		—	(27,582)	(33,227)
System warranty credits / (expense)		442	192	(296)
Borrowing costs	3	(21)	(32)	(72)
Provision for (diminution) in the carrying value of investment		—	—	(6,446)
Employee expenses	3	(8,598)	(10,971)	(18,450)
Depreciation and amortisation	3	(1,766)	(2,291)	(2,752)
Prepaid marketing expenses - amortised		—	(484)	(2,319)
Engineering consumables and contractors		(1,383)	(1,570)	(2,447)
Travel and accommodation		(908)	(1,275)	(1,797)
Communications and computing		(927)	(1,050)	(1,210)
Patent costs		(667)	(1,010)	(1,221)
Insurance costs		(610)	(652)	(530)
Other expenses from ordinary activities	3	(1,192)	(2,288)	(4,916)
Share of net profit/(loss) of Synerject (being adjustment to Synerject provision)	27	2,700	1,351	(3,068)

Profit/(loss) from ordinary activities before related income tax		3,456	(1,740)	(25,875)
Income tax (expense)/benefit relating to ordinary activities	4	(51)	(125)	(901)

Net profit/(loss) after related income tax	21	3,405	(1,865)	(26,776)
Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	21	—	(40)	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		3,405	(1,905)	(26,776)

Basic earnings/(loss) per ordinary share (in cents)	5	0.8	(0.5)	(7.5)
Diluted earnings/(loss) per ordinary share (in cents)	5	0.8	(0.5)	(7.5)

Basic earnings/(loss) per ADS (in cents)	5	33.2	(21.3)	(301.6)
Diluted earnings/(loss) per ADS (in cents)	5	33.2	(21.3)	(301.6)

The consolidated statements of operations are to be read in conjunction with the notes to the financial statements set out on pages F6 to F58.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2004

	NOTE	2004 A$’000	2003 A$’000
Current Assets
Cash	9	12,350	9,007
Receivables, net	10	3,385	3,300
Inventories	11	31	94
Other	12	454	699

Total Current Assets		16,220	13,100

Non-Current Assets
Property, plant & equipment, net	14	8,449	10,382

Total Non-Current Assets		8,449	10,382

Total Assets		24,669	23,482

Current Liabilities
Payables	15	3,855	3,973
Interest-bearing liabilities	16	167	142
Provisions	18	1,545	2,525

Total Current Liabilities		5,567	6,640

Non-Current Liabilities
Interest-bearing liabilities	16	12	198
Non interest-bearing liabilities	17	19,000	19,000
Provisions	18	1,470	2,712
Other	19	3,897	6,915

Total Non-Current Liabilities		24,379	28,825

Total Liabilities		29,946	35,465

Net Assets /(Liabilities)		(5,277)	(11,983)

Shareholders’ Equity
Contributed equity	20	216,768	213,467
Accumulated losses	21	(222,045)	(225,450)

Total Shareholders’ Equity/(Deficiency)		(5,277)	(11,983)

The consolidated balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F6 to F58.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY(DEFICIT)

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000	2002 A$’000
Contributed Equity
Opening balance
- Ordinary shares fully paid	213,467	210,840	210,840
Additional shares issued
- Ordinary shares fully paid	3,527	2,800	—
- Transaction costs of shares issued	(226)	(173)	—

Closing balance	216,768	213,467	210,840

Accumulated Losses
Accumulated losses at the beginning of the year	(225,450)	(223,545)	(196,769)
Net profit/(loss) after income tax	3,405	(1,865)	(26,776)
Net effect of accounting standard change	—	(40)	—

Accumulated losses at the end of the year	(222,045)	(225,450)	(223,545)

Total Shareholders’ Equity/(Deficiency)	(5,277)	(11,983)	(12,705)

The consolidated statements of changes in Shareholders’ Equity/(Deficiency) are to be read in conjunction with the notes to the financial statements set out on pages F6 to F58.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2004

		2004 $’000	2003 $’000	2002 $’000
Cash Flows Provided by/(Used in) Operating Activities
Cash receipts in the course of operations		15,387	48,509	52,849
Cash payments in the course of operations		(15,088)	(55,375)	(65,661)
Interest received		596	259	752
Borrowing costs paid		(21)	(32)	(72)
Income taxes paid		(180)	(305)	(794)

Net cash provided by/(used in) operating activities	29	694	(6,944)	(12,926)

Cash Flows Provided by/(Used in) Investing Activities
Proceeds from sale of property, plant & equipment		311	269	138
Payments for property, plant & equipment		(787)	(206)	(503)
(Payments)/receipts for investments in controlled entities (net of cash acquired)		—	—	347
Loans to joint venture entity		—	(147)	(4,645)

Net cash provided by/(used in) investing activities		(476)	(84)	(4,663)

Cash Flows Provided by/(Used in) Financing Activities
Proceeds from issue of shares		3,527	2,800	—
Transaction costs from issue of shares		(226)	(173)	—
Finance lease payments		(161)	(253)	(332)

Net cash provided by/(used in) financing activities		3,140	2,374	(332)

Net increase/(decrease) in cash held		3,358	(4,654)	(17,921)
Cash at the beginning of the financial year		9,007	13,764	32,735
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(15)	(103)	(1,050)

Cash at the end of the financial year	29	12,350	9,007	13,764

Non-Cash Investing Activities

During the 2003 fiscal year the consolidated entity acquired US$6,250,000 (A$10,369,141) further equity in the joint venture entity (Synerject LLC) satisfied by conversion of non-current loans receivable from the joint venture entity. The consolidated entity also acquired further equity in Synerject LLC satisfied by sale to the joint venture entity of plant and equipment with a fair value of US$103,603 (A$171,884) as part of the transfer of its marine & recreation systems business to Synerject LLC.

There were no non-cash investing or financing activities in 2004 and 2002

The consolidated statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F6 to F58.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The Directors consider that the following accounting policies applied by Orbital Engine Corporation Limited (“the Company”) and its controlled entities (“Orbital” or “the consolidated entity”), having regard to their activities, correctly present the Consolidated Statement of Operations and Balance Sheet and reflect a true and fair view of their accounts.

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

To assist in comparison with United States Generally Accepted Accounting Principles, the “Statements of Financial Performance” have been termed “Statements of Operations”, the “Statements of Financial Position” have been termed “Balance Sheets” and additional “Statements of Changes in Shareholders Equity” have been included. Additional consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended 30 June 2002 have been included.

The preparation of the financial statements requires the use of management estimates. Estimates are subject to change based on historical experience and various other assumptions. Significant estimates include provision for warranties and provision for doubtful debts.

A description of the nature of significant differences between AUS GAAP and Accounting Principles Generally Accepted in the United States (US GAAP) affecting Orbital is included in Note 32.

A reconciliation of the major differences between the AUS GAAP accounts and US GAAP accounts is included in Note 33.

Statements of Operations adjusted for US GAAP reconciling items are included at Note 34.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2004 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $5.277 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	The consolidated entity made a net profit after tax of $3.405 million for the year ended 30 June 2004.

(ii)	At 30 June 2004 the consolidated entity had cash of $12.350 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

(iv)	Included in non-current liabilities at 30 June 2004 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2004 totalled approximately 420,000. No interest accrues on this facility until such time as the loan becomes repayable.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.2	Reclassification of Comparative Information

For the purposes of consistency between Australian GAAP and USGAAP, the consolidated entity has reclassified interest received in the statements of cash flows from “Cash Flows Provided by Investing Activities” to “Cash Flows Provided by Operating Activities”. Interest received amounted to $596,000 in 2004 (2003: $259,000; 2002: $752,000).

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

(a)	Revenue from Rendering of Services and Sale of Goods

Revenue from rendering services is recognised in the period in which the service is provided.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the license agreements are not terminated. Under the terms of the license agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its license agreement with Orbital, the licensee would forfeit the license and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised as such amounts become due and payable.

Revenue from sale of goods (system sales in the previous year) is recognised when control of the goods passes to the customer. The Company is no longer engaged in system sales having transferred those sales to Synerject LLC. Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.5	Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 26. The implementation date for the tax-consolidated group is 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group will enter into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for:

•	deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•	current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the proposed tax funding agreement, the contributions are calculated on a “stand-alone basis” so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

1.6	Recoverable Amount of Non-Current Assets Valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is deemed to have been impaired. The write-down is recognised as an expense in the net profit or loss in the reporting period in which the impairment occurs. The amount of impairment is determined to be the excess of the carrying amount over fair value.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Joint Venture Entities

A joint venture entity is an entity that is jointly controlled by both the consolidated entity and one or more external parties. In the case of Synerject LLC no one individual party exercises control.

The consolidated entity applies the equity method of accounting for investments in joint venture entities. Investments are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the joint venture entity’s net profit or loss is recognised in the consolidated statement of operations from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Unrealised gains resulting from transactions with joint venture entities are eliminated to the extent of the consolidated entity’s interest, against the carrying value of the investment.

Where the consolidated entity’s share of losses and reserve decrements reduces the carrying amount of the investment below zero, application of the equity method is discontinued and the investment is recorded at zero.

Where the consolidated entity has guaranteed some or all of the liabilities of a joint venture entity, the consolidated entity recognises a liability for its share of additional losses and other commitments with regard to the joint venture once the equity method has been discontinued, to the extent of probable future sacrifices of economic benefits by the consolidated entity.

(b)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 13).

1.8	Property, Plant and Equipment

(a)	Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

The cost of assets constructed by controlled entities includes the cost of materials and direct labour. Expenditure, including that on internally generated assets, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate and the costs can be measured reliably.

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

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

Patents, licences and technology development and maintenance costs are expensed as incurred. All patents are internally generated. Purchased technology assets are capitalised at cost and amortised on a straight line basis over the life of the expected future benefits.

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.13	Foreign Currency

(a)	Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of operations in the financial year in which the exchange rates change, except where hedging specific anticipated transactions.

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of operations.

(c)	Specific Hedges

Where hedge transactions are designed to hedge the specific purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the profit and loss statement.

1.14	Borrowing Costs

Borrowing costs include interest and lease finance charges.

Borrowing costs are expensed as incurred.

1.15	Derivative Financial Instruments

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.17	Employee Entitlements

(a)	Wages, Salaries and Annual Leave

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

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 23.

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

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

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

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof. The provision is net of any possible sub-lease income.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.22	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

	2004 A$’000	2003 A$’000	2002 A$’000
2. OTHER INCOME FROM ORDINARY ACTIVITIES

Interest income	596	259	752
Proceeds on sale of property, plant and equipment	311	441	138
Net foreign exchange gains	367	1,894	1,393
Other	743	593	106

Total other income from ordinary activities	2,017	3,187	2,389

Proceeds on sale of property, plant and equipment
- Plant and equipment	273	414	31
- Leased assets	38	27	107

	311	441	138

Less: Written down value of property, plant and equipment sold
- Plant and equipment	96	149	23
- Leased assets	14	10	146

	110	159	169

Profit / (loss) on sale of property, plant and equipment	201	282	(31)

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000	2002 A$’000
3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Profit/(Loss) from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1 Employee expenses

Salaries, wages, superannuation and other employee payments	8,766	11,335	15,551
Redundancy	(107)	377	3,778
Net expense from movements in employee provisions	(61)	(741)	(879)

	8,598	10,971	18,450

3.2 Borrowing costs

Finance charges on capitalised leases	21	32	72

3.3 Other expenses from ordinary activities

Other expenses/(credits) include the following disclosable expenses:
Depreciation and Amortisation:
- Buildings	81	81	81
- Leasehold improvements	—	—	218
- Plant and equipment	1,568	2,035	2,220
- Finance leased assets	117	175	233

	1,766	2,291	2,752

Plant and equipment written down to recoverable amount (1)	844	—	—
Leasehold improvements written-off	—	—	490

Net expense/(credit) from movements in other provisions :
- doubtful debts provision	8	(286)	303
- bad debts expense	7	303	—
- surplus lease space provision (2)	(832)	152	1,150
- other current provisions	2	95	(19)
- other non-current provisions	—	(775)	—

Operating lease rental expense
- premises	130	414	559
- plant and equipment	182	289	399

(1)	During 2004 the value of test equipment was reviewed in light of the sales history and sales outlook for facility resources. In 2003 and 2004 revenue was earned utilising certain test cells at levels which will be difficult to repeat in 2005 and beyond triggering an impairment analysis to be performed. The carrying values of test equipment were reduced to fair value resulting in a pre-tax charge of $0.844 million to the statement of operations. Management estimated fair value based upon estimated discounted cash flows, supported by third party appraisals.

(2)	During the fiscal year to 30 June 2004, as a consequence of the negotiation of a surrender of the lease of office space at 1 Whipple Street, Balcatta, the surplus lease space provision was reversed in full after payment of a lump sum fee in settlement. The surplus lease space provision was previously provided for in accordance with accounting policy set out in Note 1.21.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000	2002 A$’000
3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE (CONTINUED)

3.4 Supplementary information on total expenses from ordinary activities

- By function: -
Research and development expenditure (internally funded and expensed as incurred)	506	1,075	2,291

	2004 A$’000	2003 A$’000	2002 A$’000
4. TAXATION

4.1 Prima facie income tax (expense) / credit

Calculated at 30% on the operating (profit) loss	(1,037)	522	7,763
Increase/(decrease) in income tax (expense)/credit due to:
- Withholding tax	(51)	(125)	(656)
- Other net	(16)	(11)	7
- Cancellation of premises lease	(105)	—	—
- Depreciation allowance on tax revalued plant and equipment	173	—	—
- Research and development allowance	363	387	304

Income tax (expense)/credit on operating profit/ loss before individually significant income tax items	(673)	773	7,418

Individually significant income tax items:
- Effect of higher rates of tax on overseas income	(170)	(139)	34
- US tax losses and timing differences utilised	1,444	1,178	(204)
- Australian tax losses and timing differences (not brought to account)	(652)	(1,937)	(6,215)
- Provision against carrying value of investments	—	—	(1,934)

	622	(898)	(8,319)

Income tax (expense) / credit on operating profit/loss	(51)	(125)	(901)

4.2 Total income tax (expense) / credit is made up of:

Withholding tax paid	(180)	(253)	(116)
Withholding tax (payable)/recovered	129	128	(540)
Write-off of net future income tax benefit	—	—	(245)

	(51)	(125)	(901)

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000	2002 A$’000
4. TAXATION (CONTINUED)

4.3 Future income tax benefit not taken to account
Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

Tax losses carried forward (30%)	13,303	12,064	8,810
Timing difference from provision for capital loss on investment (30%)	1,934	1,934	1,934
Other net timing differences (30%)	84	(103)	1,090

	15,321	13,895	11,834

The potential future income tax benefit will only be obtained if: -

i	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $82.345 million (US$57.114 million) (2003: $89.495 million (US$59.783 million); 2002: $111.45 million (US$58.381 million)) are available to certain controlled entities in the United States and have not been recognised as an asset at the current income tax rate of 34% because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2004, the $82.345 million of tax carry forward losses available expire between the years 2010 and 2023.

4.4 Dividend franking account
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:
Class C (30%) - franking credits	2,640	2,617	2,587

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

With effect from 1 July 2002, Orbital Engine Corporation Limited and its wholly-owned Australian subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004	2003	2002
5. EARNINGS / (LOSS) PER SHARE

Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	408,509,498	357,060,384	355,077,797

Weighted average number of ordinary and potential ordinary shares	408,509,498	360,504,634	363,738,011

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise price is greater than the average market price for the year ended 30 June 2004. Refer to Note 25.3 for details of outstanding options.

One American Depositary Share (ADS) is equivalent to forty (40) ordinary shares.

	2004 A$	2003 A$	2002 A$
6. REMUNERATION OF AUDITORS
Amounts received or due and receivable for audit services by:
- Auditors of the Company - KPMG Australia - Audit and review of financial reports	92,800	80,000	45,000
- Other KPMG member firms - Audit and review of financial reports	53,000	164,050	90,000

	145,800	244,050	135,000

Amounts received or due and receivable for taxation services by:
- Auditors of the Company - KPMG Australia	67,495	18,920	54,300
- Other KPMG member firms	32,574	—	5,973

	100,069	18,920	60,273

Amounts received or due and receivable for royalty audits by:
- Other KPMG member firms	5,657	—	—

Total auditors’ remuneration	251,526	262,970	195,273

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services, the sale of the right to intellectual property to the OCP technology and, prior to April 1, 2003, the sale of fuel systems. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services			Royalties and licences (i)			System Sales (ii)			Consolidated
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000
Segment Revenue	11,535	10,089	8,765	3,209	3,891	6,451	—	29,304	35,748	14,744	43,284	50,964
Unallocated other income										2,017	3,187	2,389

Total Revenue										16,761	46,471	53,353

Segment Profit/(Loss)	2,113	(743)	(7,084)	1,661	773	583	—	588	807	3,774	618	(5,694)
Unallocated expenses - net (iii)										(3,555)	(4,358)	(5,249)
Reorganisation credits/(expenses)										107	801	(3,778)
Surplus lease space credit (expense)										832	(152)	(1,150)
Plant and equipment writedown										(844)	—	(490)
Product warranty credits (iv)										442	—	—
Provision for diminution in carrying value of investment in Texmaco										—	—	(6,446)
Share of net profit/(loss) of joint venture entity										2,700	1,351	(3,068)

Profit/(loss) before related income tax										3,456	(1,740)	(25,875)

Income Tax expense										(51)	(125)	(901)

Profit/(loss) after tax attributable to members										3,405	(1,865)	(26,776)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Discontinued operations.

(iii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses, net of unallocated other income.

(iv)	Product warranty credits relate to reversal of warranty provision on expiry of warranty periods for systems sales which were transferred to Synerject LLC on April 1, 2003.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services			Royalties and licences (i)			System Sales (ii)			Consolidated
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000
Non-cash (revenue) and expenses, net
Depreciation and amortisation	1,766	2,157	2,267	—	—	—	—	134	485	1,766	2,291	2,752
Prepaid marketing expenses - amortised	—	—	—	—	484	2,319	—	—	—	—	484	2,319
Other non-cash expenses	10	33		—	—	303	—	(16)		10	17	303

Segment non-cash expenses	1,776	2,190	2,267	—	484	2,622	—	118	485	1,776	2,792	5,374

Reorganisation (credits)/expenses										(107)	(1,178)	—
Surplus leasespace (credit)/expense										(832)	152	1,150
Plant and equipment writedown										844	—	490
Product warranty credits (iii)										(442)	—	—
Provision for diminution in carrying value of investment in Texmaco										—	—	6,446
Share of net profit of joint venture entity										(2,700)	(1,351)	3,068
Foreign exchange translation (gain)										(367)	(1,894)	(1,393)

Total non-cash (revenue) and expenses, net										(1,828)	(1,479)	15,135

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Discontinued operations.

(iii)	Product warranty credits relate to reversal of warranty provision on expiry of warranty periods for systems sales which were transferred to Synerject LLC on April 1, 2003.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services			Royalties and licences			System Sales (i)			Consolidated
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000	2002 $’000
Segment Assets	11,810	13,448	15,472	509	987	792	—	40	4,792	12,319	14,475	21,056
Unallocated assets
Cash										12,350	9,007	13,764
Receivables/loans related joint venture entity										—	—	10,222

Consolidated Total Assets										24,669	23,482	45,042

Segment Liabilities	6,266	5,903	7,012	—	—	—	604	1,645	2,956	6,870	7,548	9,968
Unallocated liabilities
Income tax liabilities										—	—	52
Borrowings										19,179	19,340	19,593
Other liabilities and provisions										—	1,662	6,539
Provision for borrowings of joint venture entity										3,897	6,915	21,595

Consolidated Total Liabilities										29,946	35,465	57,747

Consolidated Net Assets/(Liabilities)										(5,277)	(11,983)	(12,705)

Segment Acquisitions of Non current assets	787	206	503	—	—	—	—	—	—	787	206	503

Unallocated acquisitions
Loan to related joint venture entity										—	147	4,645

Consolidated Acquisitions of Non current assets										787	353	5,148

(i)	Discontinued operations

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America			Europe			Asia			Australia			Consolidated
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	1,971	32,041	41,675	1,542	3,743	5,345	5,647	3,870	2,858	5,584	3,630	1,086	14,744	43,284	50,964
Segment Assets	501	1,025	5,287	405	635	386	650	603	1,271	10,763	12,212	14,112	12,319	14,475	21,056
Acquisitions of Non current assets	—	—	9	—	—	—	—	—	—	787	206	494	787	206	503

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

7.2	Geographical

	2004 A$’000	2003 A$’000	2002 A$’000
Revenue by geographical location of customers
Australia	5,584	3,630	1,086
United States of America	1,855	25,814	27,417
Canada	116	6,227	14,258
Japan	3,388	2,240	2,345
Italy	181	2,364	3,246
France	927	1,107	953
India	887	834	—
China	687	345	90
Malaysia	614	369	—
United Kingdom	383	—	—
Taiwan	71	82	423
Germany	51	272	457
Sweden	—	—	689
Other income - Australia	2,017	3,187	2,389

Total Revenue	16,761	46,471	53,353

Revenue by major customer ( > 10% total revenues)
Australia (2 customers)	4,701	3,053	25
United States of America (1 customer)*	1,575	25,504	24,247
Canada (1 customer)*	116	6,227	14,258
Japan (1 customer)	1,837	861	841

* refer note 8. discontinued operations	8,229	35,645	39,371

Total long lived assets by location of assets
United States of America	—	—	275
Australia	8,449	10,382	12,351

	8,449	10,382	12,626

Orbital relies on a small number of key customers for the majority of its revenues. Six customers accounted for 55% of total revenue in fiscal 2004. The loss of one or more of these customers (one of which accounted for 18% and a further three approximately 10% each of total revenue) could have a material adverse effect on Orbital‘s business and results of operations. From April 1, 2003, all system sales were transferred to Orbital‘s 50% joint venture Synerject. The six customers referred to above accounted for 37% of Orbital‘s total revenue (excluding systems sales) in fiscal 2003.

Our major customers (i.e. 10% of total revenue as detailed above) in both the United States of America and Canada are licensees.

The significant majority of sales revenue from Japan (excluding the major customer), France, Italy, India and Taiwan is derived from licensees.

Synerject, which makes a significant contribution to Orbital‘s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2004, two customers accounted for 73% of Synerject‘s total revenue.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

8.	DISCONTINUED OPERATIONS

There were no discontinued operations during the year ended 30 June 2004. With respect to 30 June 2003:

Marine and Recreation Systems Business

On 10 January 2003, Orbital publicly announced its plan to transfer Orbital’s marine and recreation systems business to its joint venture entity, Synerject LLC as part of the restructure of Synerject. The marine and recreation systems business operated in the United States of America and formed the majority of the consolidated entity’s marine and recreation business segment. The activities of this business were consistent with the motorcycle systems business already handled within Synerject and this change simplified the customer relationship.

On 31 March 2003 Orbital signed a contract to transfer the benefit of this business to Synerject LLC with effect from 1 April 2003 and sell the associated tangible assets. The fair value of the assets disposed, which approximated book value, was $171,884 (US$103,603). The consolidated entity retained the receivables and payables of the marine and recreation business at 31 March 2003 and these were settled on normal trading terms.

The results of the marine and recreation systems business for the period 1 July 2002 to 31 March 2003 which have been included in the financial statements of Orbital for 30 June 2003 were as follows:

2003 A$’000
Financial performance information for the period
(2003: 9 months ended 31 March)
Revenue from ordinary activities	29,304
Expenses from ordinary activities	(28,716)

Profit from ordinary activities before income tax	588
Income tax expense	—

Net Profit	588

Financial position information as at 30 June
Segment assets	40
Segment liabilities	(1,645)

Net assets (liabilities)	(1,605)

Cash flow information for the period
(2003: 9 months ended 31 March)
Net cash provided by/(used in) operating activities	4,781
Net cash provided by/(used in) investing activities	312
Net cash provided by financing activities	—

Net increase/(decrease) in cash held	5,093

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000
9. CASH

Cash at bank	163	138
Cash at bank - US dollars	63	542
Cash at bank - European currency units	28	288
Cash at bank - Other foreign currencies	—	17
At call deposits - financial institutions	1,518	2,742
Bank bills	10,578	5,280

	12,350	9,007

10. RECEIVABLES

Current
Trade debtors	2,665	2,229
Trade receivable from joint venture entity	66	106
Less: Provision for doubtful trade debtors	(25)	(17)

	2,706	2,318
Other debtors	679	982

	3,385	3,300

11. INVENTORIES

Raw materials and stores - at recoverable amount	31	94

12. OTHER ASSETS

Current
Prepayments	438	699
Deferred costs on foreign currency hedge contracts	16	—

	454	699

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 $’000	2003 $’000
13. OTHER FINANCIAL ASSETS

Investment in PT Texmaco Perkasa Engineering Tbk - at cost	6,446	6,446
Less: provision for diminution in the carrying value of investments	(6,446)	(6,446)

	—	—

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000
14. PROPERTY, PLANT AND EQUIPMENT

Freehold land
At deemed cost	1,091	1,091

Buildings
At deemed cost	3,057	3,057
Less: accumulated depreciation	(650)	(569)

	2,407	2,488

Plant and equipment
At deemed cost	17,942	21,673
Less: accumulated depreciation	(13,637)	(15,238)

	4,305	6,435

At recoverable amount	1,964	—
Less: accumulated depreciation	(1,555)	—

	409	—

Leased assets
At cost	602	669
Less: accumulated amortisation	(365)	(301)

	237	368

Total property, plant and equipment - net book value	8,449	10,382

Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Freehold land
Carrying amount at beginning of year	1,091	1,091

Carrying amount at end of year	1,091	1,091

Buildings
Carrying amount at beginning of year	2,488	2,569
Depreciation	(81)	(81)

Carrying amount at end of year	2,407	2,488

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000
14. PROPERTY, PLANT AND EQUIPMENT

Pl ant and equipment
Carrying amount at beginning of year	6,435	8,344
Additions and work in progress	787	275
Disposals	(96)	(149)
Write-downs to recoverable amount	(844)	—
Depreciation	(1,568)	(2,035)

Carrying amount at end of year	4,714	6,435

Leased assets
Carrying amount at beginning of year	368	553
Disposals	(14)	(10)
Amortisation	(117)	(175)

Carrying amount at end of year	237	368

14.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 15 July 2004 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,497,916 (2003: $3,580,223). The land and buildings are recorded at deemed cost, the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	2004 A$’000	2003 A$’000
15. PAYABLES

Current
Trade payables		486	484
Trade payables to joint venture entity		16	5
Accruals		2,098	2,742
Revenues received in advance		1,255	742

		3,855	3,973

16. INTEREST BEARING LIABILITIES

16.1 Current
Lease liabilities	22.2	167	142

16.2 Non-Current
Lease liabilities	22.2	12	198

16.3 Financing Arrangements

The consolidated entity has standby arrangements with banks to provide support facilities:
Total facilities available
Performance guarantee facility		69	69
Security guarantee facility		—	500
Corporate credit card facility		250	890
Multi-option credit facility		750	750
Letter of credit		—	374

		1,069	2,583

Facilities utilised at balance date
Performance guarantee facility		69	69
Security guarantee facility		—	500
Corporate credit card facility		6	12
Letter of credit		—	374

		75	955

Facilities not utilised at balance date
Corporate credit card facility		244	878
Multi-option credit facility		750	750

		994	1,628

The consolidated entity also has access to a forward exchange contract facility of $3.500 million at 30 June 2004 (2003: $Nil) of which $1.361 million has been utilised at 30 June 2004.

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,569,055 (2003: $2,068,306).

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000
17. NON INTEREST BEARING LIABILITIES

Loans and advances - secured	19,000	19,000

The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable. The aggregate number of engines produced with OCP technology totalled approximately 420,000 as at June 30, 2004.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company. The loan terms do not require the Company to maintain any financial or non-financial covenants or place any restrictions on cash flow or dividend payments.

	2004 A$’000	2003 A$’000
18. PROVISIONS

18.1 Current
Employee entitlements - including on-costs	1,272	1,357
Redundancy benefits	—	255
Product warranty	261	471
Surplus lease space	—	321
Other	12	121

	1,545	2,525

18.2 Non-Current
Employee entitlements - including on-costs	1,127	1,103
Product warranty	343	628
Surplus lease space	—	981

	1,470	2,712

18.3 Aggregate Liability for employee entitlements	2,399	2,715

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
Assumed rate of increase in wage and salary rates	4.00%	4.00%
Discount rate	6.00%	6.00%
Settlement term (years)	10	10
Number of employees
Number of employees at year end	93	97

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	2004 A$’000	2003 A$’000
18. PROVISIONS (CONTINUED)

18.4 Reconciliations
Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
Redundancy benefits - current
Carrying amount at beginning of year	255	2,340
Provision made (credit) during the year	(107)	377
Payments made during the year	(148)	(2,462)

Carrying amount at end of year	—	255

Product warranty - current
Carrying amount at beginning of year	471	—
Reclassified (to) from non current	(210)	471

Carrying amount at end of year	261	471

Product warranty - non current
Carrying amount at beginning of year	628	1,115
Provision made during the year - net of (expired)	(442)	(192)
Net foreign exchange (gain) loss on translation	(53)	176
Reclassified (to) from current	210	(471)

Carrying amount at end of year	343	628

Surplus lease space - current
Carrying amount at beginning of year	321	1,150
Provision made (credit) during the year	(832)	399
Payments made during the year	(470)	(247)
Reclassified (to) from current	981	(981)

Carrying amount at end of year	—	321

Surplus lease space - non current
Carrying amount at beginning of year	981	—
Reclassified (to) from current	(981)	981

Carrying amount at end of year	—	981

Other provisions - current
Carrying amount at beginning of year	121	26
Provision made during the year	2	106
Payments made during the year	(111)	(11)

Carrying amount at end of year	12	121

Other provisions - non current
Carrying amount at beginning of year	—	755
Provision no longer required and reversed during the year	—	(755)

Carrying amount at end of year	—	—

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	2004 A$’000	2003 A$’000
19. OTHER LIABILITIES

Non-Current
Provision for borrowings of Synerject LLC	27	3,897	6,915

20. CONTRIBUTED EQUITY

Issued and paid-up capital
410,017,878 (2003: 379,979,583) ordinary shares, fully paid		216,768	213,467

Ordinary Shares
Balance at the beginning of year		213,467	210,840
Shares issued:
645,604 (2003: 1,258,887) shares issued pursuant to employee share plans		—	—
29,392,691 (2003: Nil) shares issued pursuant to share purchase plan		3,527	—
Nil (2003: 23,333,335) shares issued pursuant to share placement		—	2,800
Transaction costs arising from issue of shares pursuant to share placement and share purchase plan		(226)	(173)

		216,768	213,467

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

20.1	Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 495,604 shares issued under Plan 1 to eligible employees at a market value at date of issue of $0.092 million (2003: 773,016 shares with market value at date of issue of $0.123 million; 2002: 350,041 shares with a market value at date of issue of $0.200 million). During the 2003 year executives agreed to take 10% of their remuneration by way of shares rather than cash, resulting in 250,871 (2002: 151,480) shares issued under Plan 2 at prevailing market rates.

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Shares issued under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 1,780,000 shares were offered to 13 executives (2003: 1,225,000 shares offered to 12 executives; 2002: 560,000 shares offered to 12 executives). These shares had a market price of $0.392 million (2003: $0.190 million; 2002: $0.308 million) at offer date. At the discretion of the Board of Directors, during the year 150,000 shares with a market value at issue date of $0.03 million (2003: 235,000 with a market value at issue date of $0.052 million; 2002: nil) were issued under the Executive Long Term Plan to retrenched executives.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

Executive long term share plan activity is as follows:

	Number of Shares Offered Under Executive Long Term Share Plan	Weighted Average Fair Value at Offer Date/Issue Date
Balance at June 30, 2001	—	—
Offered	560,000	$0.55
Issued	—	—

Balance at June 30, 2002	560,000	$0.55
Offered	1,225,000	$0.155
Issued	(235,000)	$0.223

Balance at June 30, 2003	1,550,000
Offered	1,780,000	$0.22
Issued	(150,000)	$0.20

Balance at June 30, 2004	3,180,000

Refer to note 25.3 for further details on Employee Share Options.

	NOTE	2004 A$’000	2003 A$’000
21. ACCUMULATED LOSSES

Accumulated losses at beginning of the year		(225,450)	(223,545)
Net effect of initial adoption of AASB 1028 “Employee Benefits”		—	(40)
Net profit/(loss) attributable to members of the parent entity		3,405	(1,865)

Accumulated losses at end of the year		(222,045)	(225,450)

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE	2004 A$’000	2003 A$’000
22. COMMITMENTS

22.1 Operating Lease Commitments
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year		64	177
- Later than one year but not later than five years		—	46

		64	223

22.2 Finance Lease Commitments
Finance lease rentals are payable as follows:
- Not later than one year		172	162
- Later than one year but not later than five years		12	203

		184	365
- Less: Future lease finance charges		(5)	(25)

		179	340

Lease liabilities provided for in the financial statements
- Current	16.1	167	142
- Non-current	16.2	12	198

Total lease liabilities		179	340

23.	SUPERANNUATION COMMITMENTS

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

24.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

24.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2004, Orbital‘s share of Synerject‘s financing obligations amounted to A$12.255 million (US$8.500 million) (30 June 2003: A$14.970 million (US$10.000 million)).

Since inception of the joint venture entity, Synerject LLC, in June 1997 Orbital has guaranteed 50% of Synerject‘s borrowings from Siemens VDO Automotive Corporation (the 50% joint venturer) or entities associated with Siemens. The borrowings have been used for funding manufacturing facilities and working capital commitments. The guarantee may be called in the event of default by Synerject in meeting its repayment obligations under the loan. The guarantee continues in force until repayment in full of the borrowings.

The Company has booked a liability of A$3.897 million (30 June 2003: A$6.915 million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC‘s borrowing obligations to Siemens VDO Automotive Corporation above, in accordance with its obligation to fund the deficiency in the joint venture entity arising from a guarantee, as set out in Note 1.7(b) and Note 27.

24.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION

25.1	Remuneration of Specified Directors and Specified Executives

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person‘s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, as measured by a combination of earnings before interest and tax (EBIT) and cash. Achievement of budgeted figures may result in bonuses of between 5 – 20% of salary.

Executives may also be offered shares in the Company‘s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or, subject to Board discretion for other Qualifying Reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company‘s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company‘s TSR will be compared will comprise the 50 smallest companies by market capitalisation (other than resources companies and property and investment trust companies) within the S&P/ ASX 300 Index.

The Company‘s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive Director.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Percentile Ranking)	% of Shares offered granted to Executive
Up to the 50th percentile	0%
At the 50th percentile	50%
75th percentile or above	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company‘s TSR is at or above the 50th percentile.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company to the value of $1,000 per annum under the terms of the Company‘s Employee Share Plan. Participation of Executive Directors is subject to shareholder approval.

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman‘s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors‘ base fees are currently $42,500 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive any performance related remuneration or retirement benefits.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

25.1	Remuneration of Specified Directors and Specified Executives (Continued)

	Total $	Salary and Directors’ Fees $	Bonuses (a) $	Other Benefits $	Company Superannuation Contributions $	Employee Share Plans (b) $
Specified Directors
Donald W J Bourke Chairman (Non-executive)	89,696	82,290	—	—	7,406	—
Peter C Cook Director & Chief Executive Officer	596,744	408,555	51,175	47,655	48,692	40,667
J Grahame Young Director (Non-executive)	47,512	43,589	—	—	3,923	—
John R Marshall Director (Non-executive)	43,624	43,624	—	—	—	—
Ross W Kelly Retired Chairman (Non-executive)	18,647	17,107	—	—	1,540	—

Specified Executive Officers
Keith A Halliwell Chief Financial Officer & Joint Company Secretary	276,138	192,762	48,300	—	21,001	14,075
Kenneth N Johnsen Director of Business Development	258,980	209,098	13,830	—	21,977	14,075
Rodney A Houston Director of Engineering and Operations	228,419	175,947	21,850	—	15,455	15,167
B Anthony Fitzgerald Director of Sales and Marketing	223,021	178,697	15,086	—	16,655	12,583
Robert A Schmidt North American Sales Executive & US Resident Officer	208,675	194,985	—	4,814	7,876	1,000
Steven R Ahern Business Development Executive - Europe & Japan	163,575	137,077	6,772	—	15,959	3,767
Thomas P Baskovich Director of Patents and licensing	159,067	134,350	6,772	—	14,178	3,767
John B Abbott Corporate Solicitor & Joint Company Secretary	137,074	112,092	7,076	—	13,223	4,683

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year ended 30 June 2004.

(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

25.1	Remuneration of Specified Directors and Specified Executives (Continued)

	Shares as per Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value $	Number of Shares Offered	Value $ (b)	Number of Shares Granted
Directors
Peter C Cook	5,387	$0.19	$1,000	400,000	$39,667	—

Executive Officers
Keith A Halliwell	5,387	$0.19	$1,000	230,000	$13,075	—
Kenneth N Johnsen	5,387	$0.19	$1,000	230,000	$13,075	—
Rodney A Houston	5,387	$0.19	$1,000	200,000	$14,167	—
B Anthony Fitzgerald	5,387	$0.19	$1,000	200,000	$11,583	—
Robert A Schmidt	5,387	$0.19	$1,000	—	—	—

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year ended 30 June 2004.

(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met.

25.2	Equity Holdings and Transactions

The movement during the reporting period in the number of ordinary fully paid shares of Orbital Engine Corporation Limited held, directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities, is as follows: -

	Held at 1 July 2003	Purchases	Issued under Employee Share Plan	Held at 30 June 2004
Specified Directors
D W J Bourke	—	100,000	—	100,000
P C Cook	26,234	16,666	5,387	48,287
J R Marshall	25,214	41,666	—	66,880
J G Young	69,906	41,666	—	111,572
R W Kelly	60,045	83,332	—	143,377

Specified Executives
J B Abbott	32,655	—	5,387	38,042
S R Ahern	94,931	—	5,387	100,318
T P Baskovich	40,377	—	5,387	45,764
B A Fitzgerald	74,103	—	5,387	79,490
K A Halliwell	50,587	83,332	5,387	139,306
R A Houston	45,872	—	5,387	51,259
K N Johnsen	151,208	—	5,387	156,595
R A Schmidt	10,242	—	5,387	15,629

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

25.	DIRECTORS’ AND OFFICERS’ REMUNERATION (CONTINUED)

25.3	Option Holdings

The movement during the reporting period in the number of options over ordinary shares in Orbital Engine Corporation Limited held, directly, indirectly or beneficially by each specified director and specified executive, including their personally-related entities, is as follows: -

Specified Executives	Held at 1 July 2003	Exercised	Vested & Exerciseable at 30 June 2004	Vested & Unexercisable at 30 June 2004
S R Ahern	31,800	—	10,800	21,000
T P Baskovich	17,000	—	4,000	13,000
B A Fitzgerald	25,000	—	12,000	13,000
R A Houston	17,000	—	4,000	13,000
K A Halliwell	35,000	—	4,000	31,000
K N Johnsen	44,300	—	13,300	31,000

No options are held by specified directors.

Employee Share Options

No options over unissued shares were granted during or since the end of the 2004 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

	SERIES A			SERIES B			Total Outstanding
Year	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
1999	397,500	0.53	23 Sep 2004	245,800	0.59	23 Sep 2004	643,300
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

	1,225,500			1,151,100			2,376,600

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2004 was $0.14 per ordinary share (30 June 2003: $0.12).

2000 Series B options are only exercisable once their hurdle price of $2.42 per ordinary share has been attained.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

26.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Engine Corporation Limited	Note		Class of Shares	Consolidated Entity Interest
				2004%	2003%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Engine Company (Australia) Pty Ltd			Ord	100	100
- S T Management Limited			Ord	100	100
- OEC Pty Ltd			Ord	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a	),(b)	Ord	71.3	71.3
- OFT Australia Pty Ltd	(b	)	Ord	100	100
- Investment Development Funding Pty Ltd	(b	)	Ord	100	100
- Power Investment Funding Pty Ltd	(b	)	Ord	100	100
- Orbital Environmental Pty Ltd	(b	)	Ord	100	100
- Orbital Employees Superannuation Fund Pty Ltd	(b	)	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.			Ord	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100
- Orbital Engine Company (USA) Inc.	(b	)	Ord	100	100
- Orbital SEFIS Company LLC	(b	)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(b	)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom at its then market value (expected to be A$2.00) on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.

(b)	Dormant for the year ended 30 June 2004.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

27.	INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC)

As at 30 June 2004, the consolidated entity holds a 50% interest in Synerject LLC (“Synerject”), a joint venture entity with Siemens VDO Automotive Corporation (30 June 2003: 50%; 30 June 2002: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

27.1 Share of net profit of Synerject (being adjustment to provision for borrowings of Synerject)	2004 A$’000	2003 A$’000	2002 A$’000

Share of joint venture entity’s profit/(loss) from ordinary activities before income tax expense	2,584	1,197	(3,488)
Share of joint venture entity’s income tax expense	(198)	(228)	(9)

Share of joint venture entity’s net profit/(loss) as disclosed by joint venture entity	2,386	969	(3,497)
Adjustment - reversal amortisation of intangible	314	382	429

Share of net profit/(loss) of Synerject	2,700	1,351	(3,068)

27.2 Provision for borrowings of Synerject

Liability at beginning of year	(6,915)	(21,026)	(19,824)
Investments during the year	—	10,541	—
Share of joint venture entity’s net profit/(loss)	2,700	1,351	(3,068)
Exchange difference on foreign currency translation	318	2,219	1,866

Liability at end of year	(3,897)	(6,915)	(21,026)

27.3 Commitments

Share of joint venture entity’s operating lease commitments payable:
Within one year	552	574	1,078
One year or later and no later than five years	1,791	1,958	2,069
Later than five years	492	1,032	1,467

	2,834	3,564	4,614

Share of joint venture entity’s plant and equipment expenditure commitments contracted but not provided for and payable:
Within one year	22	49	58
One year or later and no later than five years	—	—	—
Later than five years	—	—	—

	22	49	58

27.4	Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until 30 September 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the ownership interest of Orbital and Siemens VDO in Synerject. As part of the restructuring arrangements, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

27.	INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC) (CONTINUED)

	2004 A$’000	2003 A$’000	2002 A$’000
27.4 Summary financial position of joint venture entity
The consolidated entity’s share of assets and liabilities of joint venture entity is as follows:
Current assets	7,918	8,948	8,505
Non-current assets	9,716	11,641	14,977

Total assets	17,634	20,589	23,482

Current liabilities	6,249	6,716	6,116
Non-current liabilities	10,569	15,846	32,395

Total liabilities	16,818	22,562	38,511

Net assets/(liabilities) - as reported by joint venture entity	816	(1,973)	(15,029)

Foreign currency translation reserve	(496)	(226)	—
Elimination of intangibles (net of amortisation)	(4,217)	(4,716)	(5,997)

Net asset/(deficiency) - adjusted	(3,897)	(6,915)	(21,026)

28.	RELATED PARTIES

28.1	Directors

The names of each person holding the position of director of Orbital Engine Corporation Limited during the year are Messrs D W J Bourke, P C Cook, J R Marshall, J G Young and R W Kelly.

Details of directors’ remuneration and retirement benefits are set out in Note 25.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving director’ interests subsisting at year end.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

28.	RELATED PARTIES (CONTINUED)

28.2	Other Related Parties – Joint Venture Entity

Details of dealings with other related parties, being Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to joint venture entities by the consolidated entity at balance date are:

	2004 A$’000	2003 A$’000
Receivables
Current	66	106

Payables
Current	16	5

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.376 million (2003: $0.904 million; 2002: $1.853 million) and purchased goods and services to the value of $0.365 million (2003: $23.385 million; 2002: $27.482 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

(c)	Business Restructure

On 31 March 2003 the consolidated entity invested US$6.25 million (A$10.37 million) in its joint venture entity Synerject LLC by way of capitalisation of amounts receivable from Synerject LLC.

On 1 April 2003 the consolidated entity transferred the benefit of its marine and recreation systems business to Synerject LLC, as part of a restructure and refinance of Synerject LLC, for equity consideration in Synerject LLC. (Refer Note 8).

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

29.	NOTES TO THE STATEMENTS OF CASH FLOWS

29.1	Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	NOTE	2004 A$’000	2003 A$’000	2002 A$’000
Cash		12,350	9,007	13,764

29.2 Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities
Profit/(Loss) from ordinary activities after income tax		3,405	(1,865)	(26,776)
Add/(less) items classified as investing/financing activities:
Loss/(profit) on sale of property, plant and equipment	2	(201)	(282)	31
Add/(less) non-cash items:
Depreciation	3.3	1,649	2,116	2,519
Amortisation of leased assets	3.3	117	175	233
Leasehold improvements written off	3.3	844	—	490
Prepaid marketing expense		—	483	2,319
Provision for doubtful debts	3.3	8	17	303
Redundancy credit	3.1	(107)	—	—
Reversal surplus lease space provision		(832)	—	—
Amounts set aside to warranty and other provisions		(440)	(1,322)	1,464
Share of net (profit)/loss of joint venture entity		(2,700)	(1,351)	3,068
Net foreign exchange gains	2	(367)	(1,894)	(1,393)
(Decrease)/increase in net taxes payable		—	(52)	107
Provision against carrying value of investments		—	—	6,446

Net cash provided by/(used in) operating activities before changes in assets and liabilities		1,376	(3,975)	(11,189)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		(93)	3,365	1,371
Decrease in inventories		63	601	246
(Increase)/decrease in prepayments		245	(211)	(381)
Decrease/(increase) in other non-current assets		—	—	424
(Decrease)/increase in trade creditors		(107)	(1,679)	(2,853)
(Decrease)/increase in employee provisions		(209)	(2,777)	1,461
(Decrease)/increase in other provisions		(581)	—	—
(Decrease) in other liabilities		—	(2,268)	(2,005)

		(682)	(2,969)	(1,737)

Net cash provided by/(used in) operating activities		694	(6,944)	(12,926)

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

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

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	2004	2003	2004 $’000	2003 $’000
	Weighted average rate
Sell US dollars
Not later than one year	0.6983	—	1,361	—

Foreign currency receivables and payables have been translated in the Statement of Financial Position at year end, utilising the exchange rates applicable as at 30 June 2004 being: United States Dollars 0.6936, European Currency Units 0.5795 and Japanese Yen 75.67 (2003: 0.6680, 0.5902 and nil respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions are as follows:

	AVERAGE RATE		2004 A$’000	2003 A$’000
	2004	2003
(i) United States Dollars
Amounts Receivable
Current	0.6993	0.6628	127	1,395

Amounts Payable
Current	0.7101	0.5870	41	81

(ii) European Currency Unit
Amounts Receivable
Current	0.5779	0.5638	46	261

Amounts Payable
Current	—	0.5665	—	86

(iii) Japanese Yen
Amounts Receivable
Current	80.55	—	32	—

30.2	Credit Risk

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

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.3	Interest Risk

			Fixed Interest Maturing In
	Weighted average interest rate	Floating interest rate A$’000	1 year or less A$’000	1 to 2 years A$’000	2 to 10 years A$’000	Non- interest bearing A$’000	Total A$’000
2004
Financial assets
Cash assets	5.32%	1,650	10,700	—	—	—	12,350
Receivables	—	—	—	—	—	3,385	3,385

		1,650	10,700	—	—	3,385	15,735

Financial liabilities
Payables	—	—	—	—	—	3,855	3,855
Non interest bearing loan	—	—	—	—	—	19,000	19,000
Lease liabilities	5.71%	—	167	12	—	—	179
Employee benefits	6.00%	2,398	—	—	—	—	2,398

		2,398	167	12	—	22,855	25,432

2003
Financial assets
Cash assets	4.22%	3,227	5,780	—	—	—	9,007
Receivables	—	—	—	—	—	3,300	3,300

		3,227	5,780	—	—	3,300	12,307

Financial liabilities
Payables	—	—	—	—	—	3,973	3,973
Non interest bearing loan	—	—	—	—	—	19,000	19,000
Lease liabilities	6.08%	—	142	198	—	—	340
Employee benefits	6.00%	2,715	—	—	—	—	2,715

		2,715	142	198	—	22,973	26,028

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

30.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

30.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	2004		2003
	Carrying amount A$’000	Net fair value A$’000	Carrying amount A$’000	Net fair value A$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash assets	12,350	12,350	9,007	9,007
Receivables	3,385	3,385	3,300	3,300
Financial Liabilities
Payables	3,855	3,855	3,973	3,973
Non interest bearing loan	19,000	10,610	19,000	10,009
Lease liabilities	179	179	340	340
Employee benefits	2,399	2,399	2,715	2,715

31.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impacts on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

31.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (CONTINUED)

The Board has established a formal project, monitored by the audit committee, to achieve transition to IFRS reporting, beginning with the half-year ended 31 December 2005. The company’s implementation project consists of three phases as described below.

Assessment and planning phase

The assessment and planning phase aims to produce a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

This phase includes:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	preparation of a conversion plan if necessary for expected changes to accounting policies and reporting structures, systems, accounting and business processes; and

•	evaluation of the implications for staff, for example training requirements.

The company considers the assessment and planning phase to be substantially complete as at 30 June 2004.

Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to IFRS.

The design phase will incorporate:

•	formulating where necessary revised accounting policies and procedures for compliance with IFRS requirements;

•	identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of IFRS;

•	developing revised IFRS disclosures;

•	designing accounting and business processes to support IFRS reporting obligations;

•	identifying and planning required changes to financial reporting and business source systems; and

•	developing training programs for staff.

The company has commenced its design phase, with work progressing in each of the areas described above. The design phase is expected to be completed during the upcoming financial year.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

31.	INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (CONTINUED)

Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the company to generate the required disclosures of AASB 1 as it progresses through its transition to IFRS.

The company has not yet commenced the implementation phase. However, the company expects this phase to be substantially complete by 30 June 2005.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

•	income tax will be calculated based on the “balance sheet” approach, which is likely to result in more deferred tax assets and liabilities;

•	recognition of deferred tax assets will be based on a “probable” test rather than a “virtual certainty” test which will result in earlier recognition of presently unrecognised tax losses;

•	financial instruments, including the $19,000,000 loan from the government of Western Australia must be measured at amortised cost using the effective interest rate method. This will result in a reduction of the liability on initial adoption of IFRS and an annual interest charge will apply;

•	equity-based compensation in the form of shares will be recognised as expenses in the periods during which the employee provides related services; and

changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial statements are prepared in accordance with Australian GAAP which differ in certain significant respects from US GAAP. The significant differences between AUS GAAP and US GAAP that affect the Company’s financial statements are described below: In addition, certain footnote disclosure required by US GAAP that is not otherwise required by AUS GAAP is also provided below.

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of shares and share options to employees does not usually require the recognition of compensation expense.

For US GAAP purposes, the Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”. Under APB 25 compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known. No compensation expense has been recognised for the years ended June 30, 2002, 2003 and 2004 because the Company does not currently expect the performance hurdle criteria to be met, and accordingly it is not expected that any shares will be issued.

The Company has adopted employee share plans (the “Plans”) pursuant to which the Company’s Board of Directors may grant stock and stock options to employees. The stock option plan which was replaced for future issues in August 2001 authorized the granting of options to purchase shares of authorized but unissued common stock. Series A options were granted at a fixed amount to employees with at least one year of service. Series A options were granted with an exercise price equal to a 10% discount on the stock’s weighted average value during the period of 5 business days ending 5 business days before the date of offer. Series B options were granted to employees with at least one year of service with an allocation based on remuneration and years of service. Series B stock options were granted with an exercise price equal to the stock’s fair market value at the date of grant. All stock options have 5 year terms and are fully vested at the date of grant.

The Company also has in place Employee Share Plans including an Executive long term share plan, refer Note 20.1 to the financial statements for details.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(a)	Accounting for Stock Based Compensation (Continued)

Had the Company determined compensation cost based on the fair value at the grant date for its stock, stock options and executive long term share plan under SFAS No. 123 “Accounting for Stock Based Compensation” and SFAS No.148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of Statement No. 123”, Orbital’s net profit/(loss) and earnings/(loss) per share would have been increased or decreased to the pro forma amounts indicated below:

		2004 A$’000	2003 A$’000	2002 A$’000
Net profit/(loss) (US GAAP)	As reported	9,791	(1,675)	(25,693)

Add back: Compensation costs	As reported APB 25	(122)	(254)	(378)
Deduct: Compensation costs	Fair value SFAS 123	(122)	(254)	(378)

Compensation costs	Pro forma adjustment	—	—	—

Net profit/(loss) (US GAAP)	Pro forma	9,791	(1,675)	(25,693)

		(in Australian cents)
Profit/(loss) per ordinary share	As reported	2.40	(0.47)	(7.24)
(Basic and diluted)	Pro forma	2.40	(0.47)	(7.24)

The per share weighted average fair value of stock options granted in September 2000 was $1.00 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield 0%, risk-free interest rate of 6.00%, expected volatility of 50% and an expected life of 5 years.

Stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at June 30, 2001	7,173,301	$1.04
Exercised	—
Expired	(1,822,651)	$1.02

Balance at June 30, 2002	5,350,650	$1.05
Exercised	—
Expired	(1,906,400)	$0.84

Balance at June 30, 2003	3,444,250	$1.17
Exercised	—
Expired	(1,067,650)	$0.67

Balance at June 30,2004	2,376,600	$1.39

At June 30, 2004 the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.53 - $1.79 and 0.98 years, respectively.

As at June 30, 2004 there were 2,376,600 employee share plan options outstanding which are exercisable on the following bases:

Year	Number “A” Outstanding	Exercise Price $	Expiry Date	Number “B” Outstanding	Exercise Price $	Expiry Date	Total Outstanding
1999	397,500	0.53	23 September 2004	245,800	0.59	23 September 2004	643,300
2000	828,000	1.61	28 September 2005	905,300	1.79	28 September 2005	1,733,300

Total	1,225,500			1,151,100			2,376,600

At June 30, 2004, 2003 and 2002 the number of options exerciseable was 1,471,300, 2,518,950 and 4,382,950 respectively, and the weighted average exercise price of those options was $1.15, $0.94 and $0.89 respectively.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2004, totalling $Nil (2003: $0.484 million; 2002: $2.319 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2004 was $Nil (2003: $Nil; 2002: $0.484).

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2004.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period in which the deferred tax assets may be realized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at June 30, 2004. The change in the valuation allowance from June 30, 2003 is primarily due to revised estimates of future profitability after considering recent operating results and near term projections. The change in valuation allowance during 2004 results in a net deferred tax asset of A$6.540 million at June 30, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Gross income tax losses at 30 June 2004 total approximately US$57.114 million and A$44.343 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$41.300 million at current income tax rates, A$6.540 million has been recognised as a deferred tax asset above. A significant portion of the remaining A$34.760 million may potentially be booked in future periods once further profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

Tax carry forward losses of approximately A$82.345 million are available to certain controlled entities in the United States. These losses expire as follows:

Carry forward US tax losses expire on June 30, in the following years

YEAR	A$’000
2010	6,543
2011	12,692
2012	14,163
2013	17,144
2014	1,120
2015	1,120
2020	3,527
2021	10,456
2022	11,100
2023	4,480

82,345

Unbooked Australian income tax carry forward losses of A$44.343 million do not expire and can be carried forward indefinitely.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(c)	Deferred Tax Asset (Continued)

	2004 A$’000	2003 A$’000	2002 A$’000
US GAAP
Deferred tax assets
Tax loss carry forwards	41,300	42,492	46,703
Capital loss carry forwards	11,198	11,198	7,614
Other	1,442	1,797	3,857

Total gross deferred tax assets	53,940	55,486	58,174
Valuation allowance	(46,247)	(53,960)	(55,786)

Net deferred tax asset	7,693	1,526	2,388
Deferred tax liabilities
Other	(1,153)	(1,526)	(2,388)

Total gross deferred tax liabilities	(1,153)	(1,526)	(2,388)

Net deferred tax asset	6,540	0	0

(Increase)/decrease in valuation allowance	7,713	1,826	(9,223)

Net income before related income tax and income tax expense under AUS GAAP as split between Australian and foreign sources is detailed below: -

	2004 A$’000 AUS GAAP	2003 A$’000 AUS GAAP	2002 A$’000 AUS GAAP
Profit/(loss) before related income tax comprises:-
Australian (losses)	(605)	(5,203)	(25,018)
Foreign jurisdictions profits/(losses)	4,061	3,463	(857)

	3,456	(1,740)	(25,875)

Income tax expense/(credit) is split as follows:-
Australian income tax (credit)	(652)	(1,937)	(7,904)
Foreign withholding taxes	51	125	656
Foreign jurisdictions expense	1,650	1,414	53
Australian tax losses and timing differences not brought to account	652	1,937	8,149
Foreign tax losses and timing differences utilised	(1,650)	(1,414)	(53)

	51	125	901

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. This change has brought AUS GAAP into line with US GAAP.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(e)	Foreign currency hedge contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP and therefore may not defer any gains or losses on such contracts as a component of other comprehensive income but instead must recognise all gains and losses on such contracts in net income. The charge to net income under US GAAP at 30 June 2004 of these contracts totals A$0.032 million. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred. Foreign currency hedge contracts are entered into to reduce cash flow risks associated with foreign currency denominated royalty and engineering services income.

(f)	Liability for Share of Net Asset Deficiency of Joint Venture Entity

The provision for borrowings of Synerject LLC (Note 19) would, under US GAAP, be disclosed as liability for share of net asset deficiency of joint venture entity, in accordance with APB Opinion 18. Amounts determined under APB 18 are the same as under AUS GAAP.

(g)	Recent Changes to US GAAP

Year Ended 30 June 2004

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised) “Employer Disclosures about Pensions and other Post Retirement Benefits”. This standard requires that companies provide additional detail concerning their plan assets, benefit obligations, cashflows, benefit costs and other similar relevant information. This statement was made effective December 15, 2003. Orbital does not operate defined benefit pension or superannuation plans and therefore there has been no impact to the consolidated entity of adopting this revised standard.

Year Ended 30 June 2003

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002. These provisions do not apply to the Company as it has not issued or modified any guarantee since that time. The adoption of this interpretation has resulted in additional disclosures, in respect of the Guarantee to Siemens VDO (entered into prior to December 31, 2002) as disclosed in Note 24, “Contingent liabilities” to the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of Statement No. 123. “This Statement amends Statement No. 123, “”Accounting for Stock Based Compensation,” to provide alternative methods of voluntarily transitioning to the fair value-based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement no. 123 to require more prominent disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions of Statement No. 148 were first effective for Orbital for the fiscal 2003 filing. Such disclosures are outlined in note 32(a).

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(g)	Recent Changes to US GAAP (Continued)

The Company has determined to change its existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of Statement No. 148, as from 1 July 2005, in line with adoption of International Financial Reporting Standards (IFRS).

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

One example within the appendixes to FIN 46 relates to variable interests arising from guarantees and similar obligations. Orbital’s guarantee to Siemens VDO of a portion of Siemens loans funds to Synerject LLC could apply to make Synerject LLC a variable interest entity in relation to Orbital, if as a result Orbital were to absorb the majority of the risks and potential losses. The directors believe that the Company is not a primary beneficiary for any variable interest entity, therefore the adoption of FIN 46 has no result on the accompanying financial statements.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

32.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(h)	Additional disclosures regarding Reorganization costs for US GAAP reporting purposes

During the three years ended June 30, 2004 the Company incurred restructuring or reorganization costs detailed in the following table:

	2004 A$’000	2003 A$’000	2002 A$’000
Restructuring Expenses/(Credits)
Redundancy	(107)	377	3,778
Surplus lease space	(832)	152	1,150
Leasehold improvements write-off	—	—	490

	(939)	529	5,418

(i)	Additional disclosures regarding Investment in Joint venture entity

	2004 A$’000	2003 A$’000	2002 A$’000
SYNERJECT LLC - 100% SUMMARY FINANCIAL DATA
Statement of Earnings Data*
Total revenue	57,812	58,286	45,350
Net profit / (loss)	4,936	1,712	(6,510)

Balance Sheet Data at Year End*
Current assets	15,837	17,897	17,010
Property, plant and equipment	6,235	8,469	11,982
Intangibles	13,196	14,813	17,971

Total Assets	35,268	41,179	46,963

Current liabilities	12,499	13,431	12,232
Non current liabililites	21,138	31,694	64,790

Total Liabilities	33,637	45,125	77,022

Total Shareholders’ equity/(deficit)	1,631	(3,946)	(30,059)

*	A convenience translation of Statement of Earnings and Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$1.00, 2002: US$0.5628 = A$1.00).

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE		2004 A$’000	2003 A$’000	2002 A$’000
33. RECONCILIATION OF ACCOUNTS TO US GAAP

33.1 Statement of Operations
Net profit/(loss) reported under AUS GAAP			3,405	(1,865)	(26,776)
Employee stock compensation	32	(a)	(122)	(254)	(378)
Licence and marketing agreements	32	(b)	—	484	2,319
Deferred tax asset	32	(c)	6,540	—	—
Accounting standard change AUS GAAP	32	(d)	—	(40)	—
Foreign currency hedge contracts	32	(e)	(32)	—	—
Net tax effects of the US GAAP adjustments			—	—	(858)

Net profit/(loss) according to US GAAP			9,791	(1,675)	(25,693)

Earnings/(loss) per ordinary share - US GAAP (A cents)
- Basic			2.40	(0.47)	(7.24)
- Diluted (a)			2.40	(0.47)	(7.24)
Earnings/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
- Basic			95.87	(18.76)	(289.45)
- Diluted (a)			95.87	(18.76)	(289.45)
Number of ordinary shares in calculation (000's)
- Basic			408,509	357,060	355,078
- Diluted (a)			408,509	357,060	355,078

(a)	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

	NOTE		2004 A$’000	2003 A$’000	2002 A$’000
33. RECONCILIATION OF ACCOUNTS TO US GAAP (CONTINUED)

33.2 Shareholders’ Equity

Shareholders’ equity reported per AUS GAAP financial statements			(5,277)	(11,983)	(12,705)
Licence and marketing agreements	32	(b)	—	—	(484)
Deferred tax assets	32	(c)	6,540	—	—
Foreign currency hedge contracts	32	(e)	(32)	—	—

Shareholders’ equity/(deficit) according to US GAAP			1,231	(11,983)	(13,189)

33.3 Reconciliation of movements in Shareholders’ Equity according to US GAAP
Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period			(11,983)	(13,189)	10,760
Net profit/(loss) according to US GAAP			9,791	(1,675)	(25,693)
Equity issues - stock compensation			122	254	378
Equity issues - share placement (net of issue costs)			3,301	2,627	—
Investment writedown - other comprehensive income			—	—	1,367

Shareholders’ equity/(deficit) according to US GAAP			1,231	(11,983)	(13,189)

33.4 Consolidated Balance Sheets
Total assets reported per AUS GAAP financial statements			24,669	23,482	45,042
Licence and marketing agreements	32	(b)	—	—	(484)
Deferred tax assets	32	(c)	6,540	—	—
Foreign currency hedge contracts - deferred costs	32	(e)	(16)	—	—

Total assets according to US GAAP			31,193	23,482	44,558

33.5	Other Comprehensive Income

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

There are no differences between net income and other comprehensive income determined under US GAAP for Orbital.

ORBITAL CORPORATION LIMITED

(FORMERLY ORBITAL ENGINE CORPORATION LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

34.	STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

	2004 A$’000	2003 A$’000	2002 A$’000
Revenue
System sales, net	—	29,304	35,748
Engineering services income	11,535	10,089	8,765
Licence and royalty income	3,209	3,891	6,451

	14,744	43,284	50,964

Costs and expenses
Cost of goods sold, system sales	—	27,582	33,227
Cost of engineering services	9,440	10,832	11,654
Research and development	506	1,075	3,542
Licence costs	375	549	477
Selling, general and administration expenses	5,707	9,143	18,632
(Profit)/loss on disposal of property, plant & equipment	(201)	(282)	31

	15,827	48,899	67,563

Net income/(loss) of joint venture entity	2,700	1,351	(3,068)

Operating income/(loss)	1,617	(4,264)	(19,667)

Other income/(expense)
Interest income	596	259	752
Net foreign exchange gains	367	1,894	1,393
Other income	743	593	106
Provision for writedown in carrying value of investment	—	—	(6,446)
Interest expense	(21)	(32)	(72)

	1,685	2,714	(4,267)

Net income/(loss) before income taxes	3,302	(1,550)	(23,934)
Income tax (expense)/benefit	6,489	(125)	(1,759)

Net income/(loss)	9,791	(1,675)	(25,693)

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2004, 2003 and 2002

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors

Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, members’ equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

July 30, 2004

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash	$2,921,592	2,203,642
Trade accounts receivable, net of allowance for doubtful accounts of $107,399 in 2004 and $568,473 in 2003 (notes 2 and 10)	5,497,444	6,935,081
Inventories	1,163,072	1,014,020
Prepaid expenses and other assets (note 9)	1,402,367	1,802,375

Total current assets	10,984,475	11,955,118
Property, plant and equipment, net (notes 4 and 6)	4,324,600	5,750,895
License agreements, net of accumulated amortization of $4,459,673 in 2004 and $3,548,057 in 2003 (note 7)	9,153,149	9,801,441

	$24,462,224	27,507,454

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Accounts payable (note 2)	$2,453,255	5,916,189
Accrued expenses and other liabilities (note 11)	2,350,449	1,903,751
Current portion of long-term debt (note 4)	865,644	791,481
Line of credit (note 3)	3,000,000	3,000,000

Total current liabilities	8,669,348	11,611,421
Accrued expenses - noncurrent	355,001	360,360
Long-term debt, excluding current installments (note 4)	306,212	1,171,857
Line of credit (note 3)	14,000,000	17,000,000

Total liabilities	23,330,561	30,143,638
Total members’ equity (deficit)	1,131,663	(2,636,184)
Commitments and contingencies (notes 7, 8 and 11)

	$24,462,224	27,507,454

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Revenues (note 2):
Net sales	$35,597,568	36,983,432	21,184,969
Engineering services revenue	4,500,964	1,951,934	4,337,686

	40,098,532	38,935,366	25,522,655

Costs and expenses (note 2):
Cost of goods sold	26,906,073	28,172,971	19,438,084
Engineering expenses	4,988,460	4,225,571	3,686,613
Selling, general and administrative expenses	4,228,041	4,055,821	4,224,385
Loss on disposal of property, plant and equipment	—	556,076	918,649

	36,122,574	37,010,439	28,267,731

Operating income (loss)	3,975,958	1,924,927	(2,745,076)

Other income (expense):
Interest expense	(556,108)	(654,295)	(979,508)
Other	3,669	(126,700)	60,570

	(552,439)	(780,995)	(918,938)

Net income (loss)	$3,423,519	1,143,932	(3,664,014)

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity (Deficit) and Comprehensive Income (Loss)

Years ended June 30, 2004, 2003 and 2002

	Members’ equity (deficit)			Accumulated other comprehensive income (loss)			Total members’ equity (deficit)
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 2001	$(6,563,691)	(6,563,692)	(13,127,383)	(197,197)	(197,197)	(394,394)	(13,521,777)
Comprehensive loss:
Net loss for the year	(1,832,007)	(1,832,007)	(3,664,014)	—	—	—	(3,664,014)
Foreign currency translation adjustment	—	—	—	134,617	134,618	269,235	269,235

Total comprehensive loss							(3,394,779)

Balances at June 30, 2002	(8,395,698)	(8,395,699)	(16,791,397)	(62,580)	(62,579)	(125,159)	(16,916,556)
Capital contributions	6,353,603	6,353,603	12,707,206	—	—	—	12,707,206
Comprehensive income:
Net income for the year	571,966	571,966	1,143,932	—	—	—	1,143,932
Foreign currency translation adjustment	—	—	—	214,617	214,617	429,234	429,234

Total comprehensive income							1,573,166

Balances at June 30, 2003	(1,470,129)	(1,470,130)	(2,940,259)	152,037	152,038	304,075	(2,636,184)
Comprehensive income:
Net income for the year	1,711,759	1,711,760	3,423,519	—	—	—	3,423,519
Foreign currency translation adjustment	—	—	—	172,164	172,164	344,328	344,328

Total comprehensive income							3,767,847

Balances at June 30, 2004	$241,630	241,630	483,260	324,201	324,202	648,403	1,131,663

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$3,423,519	1,143,932	(3,664,014)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,742,143	1,358,797	1,263,696
Amortization of license agreements	865,037	815,538	792,563
Loss on disposal of property, plant and equipment	—	556,076	918,649
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	1,437,637	(596,968)	(1,364,143)
Inventory	(149,052)	1,069,793	760,829
Prepaid expenses and other assets	400,008	(804,137)	173,930
Accounts payable	(3,462,934)	(1,229,998)	4,209,080
Accrued expenses and other liabilities	441,339	1,480,812	(1,037,841)
Other	113,244	(167,023)	(375,364)

Total adjustments	1,387,422	2,482,890	5,341,399

Net cash provided by operating activities	4,810,941	3,626,822	1,677,385

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(267,289)	(573,176)	(465,081)
Increase in expenditures for license agreement	(34,220)	(47,905)	(58,910)

Net cash used in investing activities	(301,509)	(621,081)	(523,991)

Cash flows from financing activities:
Net repayments under lines of credit	(3,000,000)	(231,086)	(749,997)
Principal payments on long-term debt	(791,482)	(723,673)	(608,770)

Net cash used in financing activities	(3,791,482)	(954,759)	(1,358,767)

Net increase (decrease) in cash	717,950	2,050,982	(205,373)
Cash at beginning of the year	2,203,642	152,660	358,033

Cash at end of the year	$2,921,592	2,203,642	152,660

Supplemental disclosure of cash flow information - Cash paid during the year for interest	$495,861	462,438	965,752
Noncash financing activities:
Forgiveness of payables owed to related parties recorded as capital contributions	—	12,500,000	—
Contribution of equipment by members	—	207,206	—

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

(1)	Summary of Significant Accounting Policies

(a)	Organization and Description of Business

Synerject, LLC (Synerject or the Company), a Delaware limited liability company, was formed on June 25, 1997 to manufacture, distribute, and sell fuel rail assemblies incorporating charge delivery injectors which deliver air and premetered quantities of gasoline directly into the combustion chambers of both two-stroke and four-stroke internal combustion engines.

The Company is the result of a Joint Venture and Limited Liability Company Agreement (the Agreement) between Siemens VDO Automotive Corporation (SVAC), formerly Siemens Automotive Corporation (SAC), and Orbital Fluid Technologies, Inc. (OFT), whereby each member owns 50% of the Company. SVAC is a wholly owned subsidiary of Siemens Corporation, which is wholly owned by Siemens Aktiengesellschaft (Siemens AG), a corporation organized under the laws of the Federal Republic of Germany. OFT is a wholly owned subsidiary of Orbital Engine Corporation Limited (OECL), a corporation organized under the laws of West Australia.

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

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a specific allowance based on a review of past due balances, and a general allowance utilizing a percentage applied on outstanding receivable balances. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been

6	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(d)	Inventories

Inventories which include raw materials and finished goods are stated at the lower of cost or market. Cost includes material, labor and applicable manufacturing overhead and is determined using standard costs, which approximate average costs.

(e)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 years
Manufacturing machinery and equipment	10 years
Testing equipment	10 years
Tooling and motor vehicles	5 years
Office and computer equipment	3 years
Computer software	3 years

(f)	Intangible Assets – License Agreements

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

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, as of July 1, 2002. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Upon adoption of Statement 142, the Company was required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The results of this analysis did not have an impact on the Company’s consolidated financial statements.

(g)	Warranty Liability

The Company provides for estimated warranty costs based on a percentage of sales and accrues for specific items at the time their existence is known and the amounts are determinable.

7	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

(h)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

The subsidiaries of the Company have also elected to have their income or loss reported by the individual members on their income tax returns. The individual members will be entitled to a tax credit for foreign income taxes paid by these subsidiaries.

(i)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

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

(k)	Impairment or Disposal of Long-Lived Assets

The Company adopted Statement 144 on July 1, 2002. The adoption of Statement 144 did not affect the Company’s consolidated financial statements.

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

The Company recognizes revenue on sales after products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. The Company

8	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

recognizes revenue related to engineering services based on output measures and the achievement of certain billable milestones.

(m)	Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

(2)	Transactions with Related Parties

The Company purchases services and materials from SVAC, OFT and their related affiliates. Included in accounts receivable at June 30, 2004 and 2003 are approximately $253,000 and $202,000, respectively, due from related parties. These receivables primarily relate to product sales, reimbursement of engineering services, and reimbursement for personnel expenses. Included in accounts payable at June 30, 2004 and 2003 are approximately $783,000 and $2,613,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including technical assistance.

A breakdown of these related party receivables and payables at June 30, 2004 and 2003 is as follows:

	2004	2003
Related party receivables:
SVAC and its affiliates	$236,000	50,000
OFT and its affiliates	17,000	152,000

	$253,000	202,000

Related party payables:
SVAC and its affiliates	$701,000	2,406,000
OFT and its affiliates	82,000	207,000

	$783,000	2,613,000

Total revenues from related parties for the years ended June 30, 2004, 2003 and 2002 were approximately $396,000, $16,395,000 and $14,813,000, respectively.

On April 1, 2003, SVAC and OFT restructured the Agreement to include the forgiveness of $12,500,000 of payables owed to SVAC and OFT by Synerject and the contribution of $207,206 of equipment. Both transactions were recorded as capital contributions from the members.

(3)	Lines of Credit

As of June 30, 2002, the Company had a master line of credit agreement with Siemens Capital Corporation, a related party. On December 20, 2002, the Company replaced this line of credit with a new master line of credit agreement with SVAC. This SVAC master line of credit had a maximum facility of $21,000,000, which was reduced to $17,000,000 as of June 30, 2004. SVAC has indicated that the line of credit must be reduced to $14,000,000 by June 30, 2005; therefore, $3,000,000 is classified as a current liability as of June 30, 2004. The agreement expires on September 30, 2006, and 50% of all amounts drawn on the line of credit are guaranteed by OECL.

9	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

During the term of the line of credit, interest rates are fixed for periods ranging from 1 to 12 months. The fixed interest rate is LIBOR for each relevant period plus 6/8% (2.0575% at June 30, 2004 and through September 30, 2004). The total outstanding balance on the line of credit was $17,000,000 and $20,000,000 at June 30, 2004 and 2003, respectively.

(4)	Long-Term Debt

Long-term debt consists of a term loan from Siemens Financial Services, a related party, under an agreement dated October 2000, maturing in October 2005. Interest accrues at a rate of 8.99%. The term loan is payable in monthly installments of principal and interest of $77,992 and is secured by certain property, plant and equipment.

The aggregate maturities of long-term debt for each of the years subsequent to June 30, 2004 are as follows: 2005, $865,644 and 2006, $306,212.

(5)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was $153,288, $134,097 and $145,167 for the years ended June 30, 2004, 2003 and 2002, respectively.

(6)	Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 30, 2004 and 2003:

	2004	2003
Leasehold improvements	$133,533	129,770
Manufacturing machinery and equipment	5,333,437	5,589,412
Testing equipment	921,729	732,089
Tooling	2,375,031	2,285,278
Office equipment	57,075	63,322
Computer equipment	154,693	144,719
Computer software	339,906	281,046
Motor vehicles	23,359	23,359
Construction in progress	31,325	90,513

	9,370,088	9,339,508
Less accumulated depreciation and amortization	5,045,488	3,588,613

	$4,324,600	5,750,895

10	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

(7)	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2004 and 2003:

	As of June 30, 2004
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,499,560	18.8 yrs	$3,643,611
License agreement – SVAC affiliates	2,113,262	8.5 yrs	816,062

	$13,612,822		$4,459,673

	As of June 30, 2003
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,333,760	18.9 yrs	$3,007,282
License agreement – SVAC affiliates	2,015,738	8.5 yrs	540,775

	$13,349,498		$3,548,057

Aggregate amortization expense for intangible assets for the years ended June 30, 2004, 2003 and 2002 was $865,037, $815,538 and $792,563, respectively. Estimated amortization expense for the next five years is: $873,583 in 2005, $873,583 in 2006, $873,583 in 2007, $863,424 in 2008 and $863,424 in 2009.

Under its license agreement with OFT, the Company will be obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. This amount will be recorded as a liability when the contingency is resolved and the consideration becomes payable.

(8)	Leases

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the years ended June 30, 2004, 2003 and 2002 was approximately $818,854, $1,447,000 and $1,391,000, respectively. For the years ended June 30, 2003 and 2002, rental expense of approximately $678,000 and $608,000, respectively, was paid to Siemens Financial Services, a related party.

11	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

As of June 30, 2004, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

2005	$766,173
2006	629,794
2007	612,255
2008	618,014
2009	623,831
Thereafter	682,223

$3,932,290

(9)	Other Current Assets

Included in other current assets are Value Added Tax (VAT) refunds due from Italian tax authorities of $306,201 and $824,552 as of June 30, 2004 and 2003, respectively.

(10)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Allowance for doubtful accounts at beginning of year	$568,473	234,632	337,832
Increases (decreases) to bad debt expense	(414,636)	396,555	374,900
Write-offs, net of recoveries charged against the allowance	(47,661)	(71,316)	(478,100)
Effects of foreign currency translation adjustments	1,223	8,602	—

Allowance for doubtful accounts at end of year	$107,399	568,473	234,632

(11)	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses, for the years ended June 30, 2004, 2003 and 2002 follows:

	2004	2003	2002
Liability at beginning of year	$604,204	221,177	161,128
Additions charged to warranty expense	290,837	507,468	70,644
Write-offs charged against liability	(224,426)	(215,002)	(25,045)
Effect of foreign currency translation adjustments	25,555	90,561	14,450

Liability at end of year	$696,170	604,204	221,177

12	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2004, 2003 and 2002

(12)	Fair Value of Financial Instruments

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

Long-term debt, including current installments: It is not practicable to estimate the fair value of long-term debt since it is with a related party and due to the lack of quoted market prices for similar issues.