Form 20-F
period 2005-06-30
ORBITAL CORP LTD
filed 2006-01-13
CIK 880419

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-10936

ORBITAL CORPORATION LIMITED

Australian Company Number: 009 344 058

WESTERN AUSTRALIA, AUSTRALIA

4 WHIPPLE STREET, BALCATTA, WESTERN AUSTRALIA 6021, AUSTRALIA

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Ordinary Shares	Australian Stock Exchange Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act                            None

American Depositary Shares*	Traded on OTC Bulletin Board

Securities registered or to be registered pursuant to Section 15(d) of the Act                             None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 411,292,088

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    YES  ☒     NO  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
2001	$0.5100	$0.5320	$0.5885	$0.4941
2002	$0.5628	$0.5240	$0.5748	$0.4841
2003	$0.6713	$0.5884	$0.6729	$0.5280
2004	$0.6952	$0.7155	$0.7979	$0.6390
2005	$0.7618	$0.7568	$0.7974	$0.6880

(1)	The average of the Noon Buying Rates on the last business day of each full month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
April 2005	$0.7834	$0.7658
May 2005	$0.7810	$0.7550
June 2005	$0.7792	$0.7498
July 2005	$0.7661	$0.7403
August 2005	$0.7739	$0.7469
September 2005	$0.7731	$0.7537
October 2005	$0.7630	$0.7468
November 2005	$0.7451	$0.7267
December 2005	$0.7567	$0.7261

On December 31, 2005, the Noon Buying Rate was US$0.7342 per A$l.00.

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

Orbital’s financial statements are prepared in accordance with Australian GAAP, which differs in certain material respects from US GAAP. See Note 29 to the Consolidated Financial Statements included elsewhere in this Annual Report. Certain 2004, 2003, 2002, 2001 and prior amounts in accordance with US GAAP have been restated to correct errors identified in prior year accounts. Refer Notes 29 and 30 for further details. The restatements had no impact on amounts in accordance with AUS GAAP. The selected consolidated statement of earnings data for fiscal 2003, 2004 and 2005 and the selected consolidated balance sheet data as at June 30, 2004 and 2005 set forth below have been derived from Orbital’s audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. The selected consolidated statement of earnings data for fiscal 2001 and 2002 and the selected consolidated balance sheet data as at June 30, 2001, 2002 and 2003 set forth below have been derived from audited financial statements, which are not included herein. Such statements have been reported on by Independent Registered Public Accounting Firm, KPMG.

ITEM 3. KEY INFORMATION (Cont.)

Selected Financial Data

Amounts prepared in Accordance with Australian GAAP

(in 000’s except earnings per Ordinary Share and ADS amounts)

	2005 (1) US$	2005 A$	2004 A$	2003 A$	2002 A$	2001 A$
Statement of Operations Data

Operating Revenue
Revenue from trading operations	7,975	10,469	14,744	43,284	50,964	57,610
Other revenue	859	1,128	2,017	3,187	2,389	4,041

Total operating revenue	8,834	11,597	16,761	46,471	53,353	61,651

Costs and expenses

System purchases	—	—	—	(27,582)	(33,227)	(35,352)
Employee expenses	(6,553)	(8,602)	(8,598)	(10,971)	(18,450)	(21,067)
Selling and administration	(5,449)	(7,153)	(7,407)	(11,009)	(24,483)	(19,766)

	(12,002)	(15,755)	(16,005)	(49,562)	(76,160)	(76,185)

Share of net profit/(loss) of Synerject (being adjustment to Synerject provision)	2,237	2,936	2,700	1,351	(3,068)	(12,834)

Operating profit/(loss) before income tax	(931)	(1,222)	3,456	(1,740)	(25,875)	(27,368)
Income tax credit/(expense) attributable to operating profit/(loss)	87	114	(51)	(125)	(901)	807
Outside equity interests in operating loss	—	—	—	—	—	(276)

Net profit/(loss) after income tax	(844)	(1,108)	3,405	(1,865)	(26,776)	(26,837)

Change in Accounting Standard - Adjustment to opening accumulated losses	—	—	—	(40)	—	—

Dividends paid and payable	—	—	—	—	—	—

Earnings/(loss) per Ordinary Share (2)
- Basic and diluted (cents)	(0.21)	(0.27)	0.83	(0.52)	(7.54)	(7.59)

Earnings/(loss) per ADS
- Basic and diluted (cents)	(8.23)	(10.80)	33.34	(20.89)	(301.64)	(303.48)

Dividends per ordinary share (cents)	—	—	—	—	—	—

Amounts prepared in Accordance with Australian GAAP

(in 000’s)

	2005 (1) US$	2005 A$	2004 A$	2003 A$	2002 A$	2001 A$
Balance Sheet Data at period end

Total assets	14,012	18,393	24,669	23,482	45,042	111,789
Short-term debt	—	—	167	142	236	384
Total long-term debt (3)	14,474	19,000	19,012	19,198	19,357	19,541
Net assets / (liabilities)	(4,864)	(6,385)	(5,277)	(11,983)	(12,705)	14,071
Total shareholders’ equity/(deficiency)	(4,864)	(6,385)	(5,277)	(11,983)	(12,705)	14,071

Amounts prepared in Accordance with US GAAP (4)

(in 000’s except earnings per Ordinary Share and ADS amounts)

	2005 (1) US$	2005 A$	2004 A$	2003 A$	2002 A$	2001 A$
			Restated (5)	Restated (5)	Restated (5)	Restated (5)
Statement of Operations Data

Revenue from operating activities	7,975	10,469	14,744	43,284	50,964	57,610
Net profit/(loss)	(1,688)	(2,216)	9,311	(3,821)	(27,566)	(23,920)

(Loss)/earnings per ordinary share (2)
- Basic and diluted (cents)	(0.41)	(0.54)	2.28	(1.07)	(7.76)	(6.76)
per ADS
- Basic and diluted (cents)	(16.45)	(21.60)	91.17	(42.81)	(310.53)	(270.50)

Balance Sheet Data at period end

Total assets	18,811	24,693	31,177	23,482	44,558	104,993
Total long-term debt	14,474	19,000	19,012	19,198	19,357	19,541
Net assets / (liabilities)	252	331	2,030	(11,292)	(12,892)	10,772
Total shareholders’ equity/(deficiency)	252	331	2,030	(11,292)	(12,892)	10,772

(1)	For the convenience of the reader, the Balance Sheet and Profit and Loss items have been translated at the Westpac Banking Corporation buy rate for telegraphic transfers on June 30, 2005 which was US$0.7618 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2005, there were 410,595,878 ordinary shares on issue.
(3)	The $19.0 million in long-term debt consists of a loan facility with the State of Western Australia (A$19.0 million for 2004, 2003, 2002 and 2001). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. This facility is interest free until such time as the loan becomes payable.

(4)	For a discussion of certain significant differences between Australian GAAP and US GAAP, see Note 29 to the Consolidated Financial Statements.
(5)	Certain 2004, 2003, 2002 and 2001 amounts in accordance with US GAAP have been restated to correct errors identified in prior year accounts. Refer to Note 30 for further details. The restatements had no impact on amounts in accordance with AUS GAAP.

Risk Factors

•	We have negative shareholders’ equity and a history of operating losses.

Orbital has experienced operating losses over a number of years, as a result of which the Company’s net assets have been significantly reduced and the Company has negative shareholders’ equity under both Australian GAAP and US GAAP. If we were to incur future losses, we may not be able to continue our operations. For the reasons set out in Note 1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report, we believe that the Company is operating on a going concern basis.

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

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise OCP Technology. In the fiscal year ended June 30, 2005, royalty and licence fees revenue generated from the seventeen current licensed users of OCP technology and their affiliates accounted for approximately 19% of Orbital’s consolidated operating revenues. During the last three fiscal years, royalty and licence fees income from licensed users accounted for approximately 19% of Orbital’s total consolidated revenues. In 2003 and prior years, Orbital generated revenue from system sales to its licensees. The marine end recreation system sales business was transferred to Synerject LLC (“Synerject”), our 50:50 joint venture with SiemensVDO Automotive, in April 2003.

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

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at December 31, 2005, seven of Orbital’s seventeen current licensed users are in commercial production and selling engines using OCP Technology. Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

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

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 36% of total revenue in fiscal 2005. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. The three customers referred to above accounted for 28% of Orbital’s total revenue in fiscal 2004.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2005, two customers accounted for 73% (2004: 73%) of Synerject’s total revenue.

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

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) and the OTC Bulletin Board have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On December 31, 2005, the closing price of Orbital’s ordinary shares on the ASX was A$0.098, which was a decrease of approximately 7% from the closing price of A$0.105 on June 30, 2005. The closing price of the ADSs on the OTC Bulletin Board on December 31, 2005 was US$2.65, a decrease of approximately 18% from the closing price of US$3.25 for the ADSs on the OTC Bulletin Board on June 30, 2005. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

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

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Almost all Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as at June 30, 2005 are contained in Item 5 – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at December 31, 2005, Orbital’s outstanding forward foreign currency exchange contracts totalled US$1.15 million. See also Item 3 – “Key Information - Exchange Rate Information” above.

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

Orbital has a 50% interest in Synerject LLC (“Synerject”), a joint venture with SiemensVDO Automotive. Refer to Item 4 – “Information on the Company – Strategic Alliances – Siemens”. Synerject has borrowings of approximately US$13 million from Siemens, half of which have been guaranteed by Orbital. The loan is due for repayment in full on September 30, 2006, provided agreed payments are made during the intervening period. This payment schedule was set having regard to the business restructure of Synerject which took effect from April 1, 2003. While there can be no assurances, management expects the loan to be extended prior to its scheduled maturity on September 30, 2006.

Should Synerject default in its obligations under the loan arrangements, Orbital may be required to make payments pursuant to the guarantee. If Orbital has insufficient funds at that time to meet that obligation, it would be required to secure additional funding in order to continue its operations. Failure to secure such funding could result in Orbital becoming insolvent.

•	Our shareholding in Synerject LLC may be reduced.

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

The maximum change in shareholdings as a result of the above recalculation is 10% ie. ownership percentages of 60:40.

There is an option for the joint venturer who has the minority shareholding as a result of the recalculation to reinstate the 50:50 ownership structure by purchasing shares from the other joint venturer at a price of US$400,000 for each 1% of Synerject or contributing $800,000 to the joint venture for each 1%.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited		2005%	2004%

Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	Ord	100	100
- Orbital Engine Company (USA) Inc.	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
- Orbital SEFIS Company LLC	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

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

Orbital’s beginnings date to the late 1960s, when Ralph Sarich, Orbital’s founder, began development of a rotary internal combustion engine called the Orbital Engine. Mr Sarich entered a partnership, known as the Sarich Design and Development Partnership, with two other individuals for the purpose of developing, patenting and marketing the Orbital Engine. In November 1972, the partnership entered into a joint venture with The Broken Hill Proprietary Company Limited (“BHP”), then one of Australia’s largest companies. Under that joint venture, in which each of the partnership and BHP had a 50% interest, Orbital Engine Company (Australia) Pty Ltd (now Orbital Australia Pty Ltd) was established in January 1973, for the development and commercialisation of the Orbital Engine.

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

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of December 31, 2005, approximately 37% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004. Orbital Engine Company (Australia) Pty Ltd changed its name to Orbital Australia Pty Ltd, effective December 1, 2004.

The Company’s principal capital expenditures since July 1, 2002 have consisted of ongoing improvements to test facilities and equipment (A$1.020 million) and refurbishment of offices (A$0.476 million) at its Western Australian premises. The Company also made a non-cash capital investment during fiscal 2003 of US$6.25 million in Synerject LLC.

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

Sources of Income

(in 000’s of A$)

Orbital’s sources of revenue are currently from:

•	provision of consulting and engineering services

•	licence fee income and royalties

In addition, Orbital equity accounts its 50% share of Synerject LLC’s results.

Prior to April 1, 2003 Orbital earned revenues from the sale of fuel systems and other components purchased by Orbital from its joint ventures. From that date, the marine and recreation fuel systems and components business was transferred to Synerject LLC. Orbital’s share of the net profit of Synerject LLC in 2003, 2004 and 2005 was A$1.35 million, A$2.7 million and A$2.94 million respectively.

	Australia			North America			Europe			Asia			Total
	05	04	03	05	04	03	05	04	03	05	04	03	05	04	03
Supply of Systems	0	0	0	0	0	28,499	0	0	0	0	0	805	0	0	29,304
Engineering	4,109	5,584	3,630	711	329	1,564	871	1,118	2,617	2,561	4,504	2,278	8,252	11,535	10,089
Royalties	0	0	0	1,712	1,642	1,978	283	424	1,126	92	106	88	2,087	2,172	3,192
Licence fees	0	0	0	0	0	0	0	0	0	130	1,037	699	130	1,037	699

	4,109	5,584	3,630	2,423	1,971	32,041	1,154	1,542	3,743	2,783	5,647	3,870	10,469	14,744	43,284

Other income from ordinary activities													1,128	2,017	3,187

TOTAL													11,597	16,761	46,471

During the last three fiscal years Orbital spent approximately A$2.645 million on research and development programs.

The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at December 31, 2005, Orbital has 17 agreements, 16 to end users of technology or suppliers and one to parties in a financing arrangement, which grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At December 31, 2005 Orbital had 7 customers using OCP Technology in commercial production.

Currently the following agreements granting rights to Orbital’s OCP Technology are in place:

Agreements for Rights to OCP Technology

Date	Company	Market
September 1987	Brunswick Corporation	Marine
(Manufacturer of Mercury and Mariner engines)

June 1988	Ford Motor Company	Automotive
(Incorporating Jaguar Motor Cars)

June 1989	General Motors Corporation	Automotive

January 1991	Fiat Auto Company	Automotive

May 1996	Bombardier - Rotax GmbH	Marine and Recreational

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (1)	Fuel Injection Systems
(Joint Venture with Siemens VDO Automotive Corporation)

December 1997	Axiom Pty Ltd (2)	Non-Automotive

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Piaggio & C. spa	Motorcycles

May 2002	Peugeot Motocycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	2 and 3 wheeled vehicles

May 2004	Bajaj Auto Limited	Auto-rickshaws

April 2005	Goebler-Hirth Motoren KG	Heavy fuelled UAVs

May 2005	Envirofit International Limited	Retrofit Applications

(1)	On November 16, 1998, Orbital announced an expansion of the Synerject Joint Venture to support motorcycle applications with air assisted direct injection and electronic fuel injected systems.

(2)	This license agreement is in relation to a financing arrangement. Further details are set out in Note 24(a) to the Consolidated Financial Statements incorporated herein.

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

Commercial production or sale of engines with OCP Technology has only commenced in recent years. Production royalties of approximately A$2.09 million have been received by Orbital in the 2005 fiscal year compared to approximately A$2.17 million in 2004. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating OCP Technology will achieve market success.

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

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until September 30, 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject. See Item 3 – “Key Information – Risk Factors – Our shareholding in Synerject LLC may be reduced”. As part of the restructuring arrangements, both parties also capitalized US$6.25 million in respect of accounts payable owed by Synerject to each of them.

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

Orbital and Siemens-VDO Automotive each hold a 50% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the profits, and losses of the joint venture are allocated in accordance with the percentage interest held. Working capital for the joint venture is provided by loan funds from Siemens-VDO Automotive. As part of this arrangement, Orbital has guaranteed 50% of the loan obligations of Synerject. See Item 3 “Key Information – Risk Factors – We may be required to meet our guarantee obligations to Siemens in respect of the loan to Synerject”.

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

Technology for the four-stroke engine that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, variable valve lift, engine down sizing and cylinder de-activation. In late 1996, Mitsubishi and Toyota released a direct injected four-stroke engine into the Japanese market. More recently, a number of other companies, including Alfa Romeo, Renault, Peugeot, Volkswagen, DaimlerChrysler and BMW, have introduced models incorporating high pressure direct injection systems, primarily for sale in European markets.

Other competition to engines employing OCP Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Some of these technologies would be complementary to OCP. Orbital believes the OCP Technology may be suitable for use in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

Powertrain Engineering Services (“PES”)

The provision of powertrain engineering services continues to be a significant contributor to Orbital’s total revenue stream. PES revenue is primarily dependent on outsourced product development investment from the automotive OEMs. PES revenue in the 2005 financial year was $8.3 million, approximately two thirds of which was derived from activities unrelated to Orbital’s proprietary OCP technology. The reduction in PES revenue from $11.5m in the 2004 financial year can largely be attributable to the difficult 12 month period experienced by a number of Orbital’s key automotive accounts, each a well established OEM. They have indicated that they were faced with declining profitability, excess capacity and reduced domestic demand and consequently reviewing their expenditures, particularly on outsourced programs.

As a consequence of the reduction in contracted services, Orbital’s PES segment operated at a loss of $0.11m for the 2005 financial year (2004:$2.11m profit).

Not all regions, or customers, have been equally affected by these changes. India and China, particularly, continue to show considerable activity and, due to the rapid growth of automotive manufacturing capacity in those markets, there is a shortage of PES resources. Whilst Orbital has regional representation in both of these markets and has increased resources to secure PES contracts, these initiatives have not yet been able to fully compensate for the relatively sudden downturn in demand from Orbital’s existing customer base.

However, the level of interest from those markets, as measured by requests for programs, is high and whilst these are not yet secured contracts, the pipeline is encouraging and should be expected to contribute to results progressively over the 2006 financial year.

In addition to the focus being given to sales activity in the emerging automotive and non-automotive markets, Orbital has significantly increased its expenditure on R & D, designed to extend the capability and application of OCP in a number of niche product categories. Expenditure was increased from $0.5 million in F2004 to $1.1 million in F2005. The major emphasis has been on high performance 2-stroke engines, spark ignited heavy fuels for both two and four stroke engines and alternate fuels.

These developments were complemented by research into the development of the OCP proprietary injector hardware for the direct injection of compressed natural gas (CNG) powered vehicles, which is of significant interest in both Asia and Europe. CNG is expected to play an increasing role as an alternate fuel for automotive and general transport applications because of its favourable greenhouse gas effects. Additionally, Orbital is embarking on a new program to develop a controlled combustion cycle engine which will utilise Orbital’s extensive gasoline combustion and direct injection expertise to target a 20% reduction in carbon dioxide emissions.

Orbital has continued with its past practice of maintaining and recruiting a leading edge skill base and a core competency in advanced powertrain engineering. Part of that program has been our sponsorship of the University of Western Australia Motorsport team in the annual Formula SAE. This is a global competition conducted by the Society of Automotive Engineers International and this year the UWA team, sponsored by Orbital, amongst others, achieved second overall in a field of 120 teams.

Orbital completed a number of major programs for customers during the 2005 financial year, including:

•	Development of a new engine management system for UCAL, a Tier 1 supplier based in India, with whom Orbital entered a Technical Co-operation Agreement in 2003. This is a potential high growth area for Orbital as increasingly suppliers and Original Equipment Manufacturers (OEMs) seek to meet new emission and fuel economy requirements within the Asian market.

•	Completion of a significant government program in Australia to develop and validate new national in-service emissions tracking techniques and processes.

•	Delivery of Orbital’s first diesel emissions testing program, utilizing the Company’s recently commissioned diesel particulate tunnel.

•	Production calibration development for large automotive OEMs in the Asian region.

•	Completion of the Company’s first spark ignited heavy fuel 4-stroke program for a US-based customer.

•	Development of a new high performance 2-stroke application which has yielded promising results for the application of OCP on to the high performance snowmobile and motorcycle markets in which emission constraints present a barrier.

Licensing and Royalties

OCP, Orbital’s proprietary direct injection technology, continues to demonstrate its market acceptance in products around the world. OEMs continue to evaluate the merits of the technology in many applications, particularly in niche product categories where performance is paramount.

During the year, Orbital entered into two licence agreements; with Goebler-Hirth Motoren KG of Germany in respect of heavy fuel engines and with Envirofit International Ltd for the retrofitting of two-stroke motor scooter engines in the Philippines. Whilst neither of these licences generated direct fees in the 2005 fiscal year, they have future potential to do so and demonstrate sustainable interest in OCP. Orbital is confident that further niche applications will continue to emerge for OCP over the next few years.

Additionally, there has been considerable interest in OCP, DI four stroke applications for motorcycles, where the potential for improved emissions and enhanced fuel economy continues. The attention this area is receiving was highlighted by a paper recently presented by Honda at the Society of Automotive Engineers’ 2005 International Exhibition, which detailed their development of engines using air assisted DI systems.

A significant milestone during the year was the release by Kymco of its 100cc KDI 2-stroke scooter – the first scooter of greater than 50cc capacity to incorporate Orbital’s OCP technology in commercial production. Initial production will be for the domestic Taiwanese market although the product has the potential to be exported to Europe.

Bajaj Auto Limited, which entered into a licence with Orbital in May 2004 for the application of Orbital’s technology to their auto-rickshaw, three-wheeler vehicles in India, is on schedule to release product during the second half of the 2006 financial year. Bajaj’s autorickshaw is expected to contribute significantly to royalty revenues in future years commencing in the second half of the 2006 fiscal year. Concurrently, UCAL Fuel Systems Ltd, which has been licensed to manufacture fuel injection systems in India incorporating Orbital’s technology, continues to develop its production processes for supply of the fuel system components to Bajaj.

Despite these advances, licensing and royalty revenue declined 31% from the previous financial year, principally due to a relative fall in licence income following the Bajaj and UCAL licences and Tohatsu payments in the previous financial year. Royalties from the marine sector were strong, with continuing demand for Mercury Marine’s Optimax range, but a decline in the European scooter market, where industry consolidation and regulatory change have induced considerable consumer uncertainty, coupled with the impact of exchange rates, saw an overall slight reduction in royalty revenue in comparison to the 2004 financial year.

Synerject

Synerject, Orbital’s 50:50 joint venture with Siemens VDO Automotive, manufactures and sells engine management systems (EMS) and related components such as engine control units (ECU), injectors, fuel rail assemblies, sensors, actuators and fuel pumps for supply to the non-automotive market, globally. Additionally, Synerject is responsible for the manufacture and supply of air injectors for the automotive market.

The value of Synerject continues to increase and represents a significant asset for Orbital. The growth prospects for Synerject are encouraging with the overall market for engine management systems specific to the non-automotive market continuing to grow strongly with the global implementation of emissions regulations in this market.

Synerject’s profit after tax (PAT) of US$3.9 million for the 2005 financial year represents an increase of over 14% on its PAT of US$3.4 million for the 2004 financial year.

The strong cash flow generated from its operations enabled Synerject to further reduce long-term debt during the financial year by US$3.8 million to US$14.3 million at financial year end. At the same time, Synerject’s net debt after cash reduced to US$8.9 million.

Synerject’s revenue stream from system sales was adversely impacted by continuing weakness in the European 50cc motor scooter sector. This weakness can be attributed to delays in implementing Euro III emissions standards and the price sensitive nature of the small motorcycle and scooter market. However, this impact was partially offset by increased sales in marine and growth in the non-automotive systems business acquired from Siemens VDO, as part of Synerject’s restructure in 2003.

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

As at December 31, 2005, Orbital had approximately 111 individual patent families with a total of over 414 patents and patent applications in 24 countries. As of December 31, 2005 there were approximately 82 granted patents and 7 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

The Balcatta premises comprise two owned properties and one sub-leased property. The sub-leased property is occupied on a three-monthly tenancy basis and Orbital has given notice to terminate the sub-lease effective November 4, 2005. Rent under the sub-lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the sub-leased property. The majority of operations carried out in the sub-leased property will be consolidated into operations conducted at Orbital’s owned facilities.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2005 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, licensing and licensing related agreements for OCP Technology. In addition Orbital equity accounted its 50% share of Synerject LLC’s result.

With effect from April 1, 2003, Orbital’s marine and recreation system sales business was transferred to Synerject, which also acquired Siemens VDO’s non-automotive systems business. Refer Item 4 – “Information on the Company – Strategic Alliances - Siemens”. As a consequence, Orbital’s system sales revenue was nil in the 2004 and 2005 fiscal years, although Synerject was able to achieve greater cost efficiencies and, through its 50% share in Synerject, Orbital benefited from 50% of the earnings of both transferred businesses.

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

Recent Developments

In July 2005, the Chief Executive Officer, Peter Cook announced his resignation effective September 30, 2005 with his replacement appointed from within the Company. Dr Rodney Houston was appointed an Executive Director on August 23, 2005 and succeeded Mr Cook as Chief Executive Officer and Managing Director on October 1, 2005.

On November 11, 2005 it was announced that Synerject, Orbital’s 50:50 joint venture with Siemens VDO Automotive Corporation, had signed a letter of intent with BRP US Inc. for the purchase of BRP’s engine management modules facility in Delavan, Wisconsin, USA. The facility to be acquired manufactures fuel injectors and engine management modules for Evinrude® and Johnson® outboard engines. The transaction comprises the cash investment in working capital assets as at January 31, 2006 the anticipated date of completion. Synerject will fund this investment out of its cash reserves. The acquisition will generate a minimum annualised increase in Synerject’s turnover of US$15 million with significant, identified growth prospects for the future. Management expects the facility will be profitable from the date of acquisition and over the medium term is expected to achieve profit margins consistent with those of Synerject’s current business.

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian GAAP. Orbital has adopted Australian Equivalents to International Financial Reporting Standards (AIFRS) with effect from July 1, 2005. The estimated impact of adopting AIFRS is detailed in Note 28 to our financial statements. Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

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

In developing accounting policies, in addition to Australian GAAP requirements, we also consider industry practice. Where there is no conflict with Australian GAAP we also align our accounting policies with US GAAP. This reduces the number of Australian GAAP / US GAAP reconciliation differences required to be adjusted in Note 29 to our financial statements.

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

Provision for Product Warranty

Provision for product warranty is estimated based on a set percentage value in relation to the volumes of products sold and currently under warranty in the market place. The set percentage values have been determined based on rates used by similar organisations in similar markets, adjusted for claims history in relation to particular models and components. In general, back to back warranty agreements exist with component and product suppliers. Limited claims history exists as we have not had significant product volumes in the market place for more than 5 to 6 years. Warranty periods with current customers and products are in general for periods ranging from 1 to 4 years. Management believes that the accounting estimate related to product warranty provision is a “critical accounting estimate” because changes in it can materially affect profit and loss, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine the adequacy of the provision. Therefore, the warranty provision is maintained at an amount management deems adequate to cover estimated product warranty expenses. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty provision. Provision for product warranty amounted to A$0.312 million at June 30, 2005 (A$0.604 million at June 30, 2004) and a credit to the income statement for the 2005 financial year of A$0.233 million (2004: A$0.442 million credit) due to the expiry of warranty periods.

With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all new marine and recreation system sales from April 1, 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to April 1, 2003 until the expiry of the warranty periods. Current warranty provision balances of A$0.212 million relate to potential claim periods that will expire in financial year 2006 and A$0.100 million in 2007.

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.047 million at June 30, 2005 (A$0.025 million at June 30, 2004), with a bad debts write-off for the year of A$Nil (2004: A$0.007 million).

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

At June 30, 2005, our US GAAP deferred tax asset included A$6.300 million in relation to prior period tax losses and we have provided against potential deferred tax asset amounts of A$51.847 million in relation to current and prior period tax losses where management cannot conclude that it is more likely than not that Orbital will generate sufficient future relevant income to recover these losses in future periods.

Reorganization costs

Due to continuing losses and under utilization of resources, during fiscal years 2002 and 2003 management restructured the Company by downsizing the workforce through involuntary redundancies and closing its UK and US offices. During fiscal 2004 the reorganization continued, with the relocation from leased office premises to buildings owned freehold. During fiscal 2005 the Company continued to restructure its corporate overheads. Further redundancies were made during and subsequent to fiscal 2005 with a one-off cost to the Company for the year ended June 30, 2005 of $0.257 million.

During the three years ended June 30, 2005 the Company incurred restructuring or reorganization costs as detailed in the following table:

	2005 A$000	2004 A$000	2003 A$000
Restructuring Expenses/(Credits)

Redundancy	257	(107)	377
Surplus lease space	—	(832)	152

	257	(939)	529

Refer to “Results of Operations Fiscal 2005 Compared with Fiscal 2004” and “Results of Operations Fiscal 2004 Compared with Fiscal 2003” below for further explanation of the above expenses.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2005 by A$5.240 million to A$49.583 million at June 30, 2005 from A$44.343 million at June 30, 2004.

Australian income tax carry forward losses do not expire and can be carried forward indefinitely subject to:

i)	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997; and

ii)	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii)	no changes in tax legislation adversely affecting the relevant company and/or the consolidated entity in realizing the benefit.

Potential future income tax benefits have not been recognised as assets under Australian GAAP at June 30, 2005 because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$49.583 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities and retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$70.893 million (US$54.006 million) (2004: A$82.345 million (US$57.114 million)) are available to certain controlled entities in the United States and have not been recognized as an asset under Australian GAAP because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2005, the US$54.006 million of tax carry forward losses available expire between the years 2009 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$54.006 million. Approximately US$1.858 million of taxable income will be required prior to 2009 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is more likely than not that benefits totalling A$6.300 million in respect of carry forward losses will be realised in full.

Results of Operations Fiscal 2005 Compared with Fiscal 2004

Orbital’s net loss after tax was A$1.108 million for the year ended June 30, 2005 compared to a net profit of A$3.405 million for the year ended June 30, 2004.

Orbital’s net profit in the second half of fiscal 2005 was A$0.4 million, with a first half net loss of A$1.5 million. This compares to a net profit in the second half of fiscal 2004 of A$1.3 million, following a net profit of A$2.1 million in the first half of 2004.

Revenue from trading activities in fiscal 2005 decreased as compared to fiscal 2004 by 29% to A$10.469 million:

•	Engineering services income decreased 28.5% (A$3.3 million) to A$8.252 million due to reduced demand from the major OEM’s for outsourced powertrain engineering services particularly in the automotive sector.

•	Licence income of A$0.130 million was significantly lower than the A$1.037 million in fiscal 2004 which benefited from payments from India and Japan.

•	Royalty income decreased 4% to A$2.087 million due to the continuing poor European scooter market and adverse foreign exchange impacts, offset by increased demand for Mercury Marine’s OptiMaxTM outboard engine range.

Other income decreased compared to fiscal 2004 by 44% to A$1.128 million primarily due to additional ACIS credits from a backdated claim in the 2004 year and reduced asset sales in the current year.

Total costs and expenses (excluding share of net profit of the joint venture entity, Synerject LLC (being adjustment to Synerject provision)) decreased 1.6% to A$15.755 million in fiscal 2005 from A$16.005 million in fiscal 2004. The net decrease was due to the following:

•	Total employee expenses were in line with the previous year at A$8.602 million, however, excluding redundancy, a saving of A$0.360 or 4% was achieved year on year, primarily through reduction in accrued leave balances and reduced number of employees.

•	Depreciation and amortisation decreased 18.7% to A$1.436 million primarily due to fully depreciated testing facilities and equipment continuing in working order and therefore not requiring new replacement capital expenditure.

•	Engineering consumables and contractor expenses increased by 6.5% to A$1.436 million reflecting a change in mix of engineering projects requiring additional outsourced resources.

•	Travel and accommodation expenses increased by 10% to A$0.998 million as a result of increased sales and marketing activity in India and China.

•	Communication and computing expenses decreased by 19.7% to A$0.744 million as a result of reduced staff numbers and renegotiation of contracts with service providers.

•	Licence costs predominantly represent manufacturing and other technology access fees paid to Synerject LLC to enable more expansive and comprehensive licence arrangements to be offered to licensees. These costs where applicable, are specific to the licence income received from licensed users of OCP technology. These costs were A$0.375 million in fiscal 2004 and $Nil in fiscal 2005 in line with licence revenue.

•	System warranty net credits decreased to A$0.233 million in fiscal 2005 from A$0.442 million in fiscal 2004. Product warranty credits relate to reversal of warranty provision on expiry of warranty periods for systems sales which were transferred to Synerject LLC on April 1, 2003. The decreased credit reflects the decrease in the remaining provisions as warranty periods expire.

•	Patent costs decreased 18% to A$0.545million from A$0.667 million as a result of the continuing review and analysis of each patent filing in the Company’s intellectual property portfolio having regard to the Company’s strategic intellectual property requirements.

•	As a result of the review of the recoverable value of plant and equipment, an expense of A$0.844 million included in other expenses from ordinary activities arose in fiscal 2004. The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have been discounted to their present value, if applicable. No write-down was required in fiscal 2005.

•	A net credit of A$0.832 million was included in other expenses from ordinary activities in fiscal 2004 (A$Nil: fiscal 2005), being reversal of the surplus lease space provision. The reversal of the provision resulted from the surrender of the lease.

•	Expenses of insurance, audit, compliance and listing costs and other expenses from ordinary activities (excluding the surplus lease space net credit and plant and equipment write-down to recoverable amount) have increased by 20.9% to A$2.190 million from A$1.811 million predominantly as a result of the reversal of a provision for a rebate due to suppliers of A$0.353 million included in fiscal 2004.

Orbital’s share of Synerject’s net profit improved 9% to A$2.936 million from A$2.700 million in fiscal 2004, as Synerject continued to realise the benefits of the acquisition of businesses late in fiscal 2003. The improvement resulted from a combination of increased sales (up 7%) together with improved gross margins. Interest expense decreased as a result of reduced borrowings. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein..

The income tax benefit for fiscal 2005 was A$0.114 million, being withholding taxes on royalties and license fees recovered (2004: A$0.051 million expense). In both fiscal 2005 and fiscal 2004, under Australian GAAP, Orbital has an effective income tax rate of nil (excluding withholding taxes) due to further trading losses in Australia (the benefits of which have not been recognized as assets for Australian GAAP purposes) and the utilization of carry-forward US tax losses not previously brought to account. Under US GAAP, the income tax expense for fiscal 2005 was A$0.126 million (fiscal 2004: A$6.489 million benefit) as the result of the recognition of a deferred tax asset in fiscal 2004 as detailed in Note 29 (c) to our financial statements.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2005 compared to fiscal 2004.

The Company’s US GAAP net profit decreased from A$9.3 million in 2003-04 (as restated) to a loss of A$2.2 million in 2004-05. The difference between the 2004-05 Australian GAAP result and the US GAAP result is detailed in Note 29 to the consolidated financial statements included in item 18.

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

The income tax expense for fiscal 2004 was A$0.051 million, being withholding taxes on royalties and license fees (2003: A$0.125 million). In both fiscal 2004 and fiscal 2003, under Australian GAAP Orbital has an effective income tax rate of nil (excluding withholding taxes) due to further trading losses in Australia (the benefits of which have not been recognized as assets for Australian GAAP purposes) and the utilization of carry-forward US tax losses not previously brought to account. Under US GAAP, the effective tax rate for fiscal 2004 is (212)% (fiscal 2003: nil) as the result of the recognition of a deferred tax asset as detailed in Note 30 (c) to our financial statements.

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

As at June 30, 2005, Orbital’s cash balance was A$7.972 million compared to A$12.350 million at June 30, 2004. At November 30, 2005, the cash balance was A$6.171 million.

For fiscal 2005 Orbital recorded a loss resulting in a net cash outflow from operations of A$3.820 million compared to cash inflow of A$0.694 million in fiscal 2004 and cash outflow of A$6.944 million in fiscal 2003. The cash outflow in fiscal 2005 resulted primarily from reduced engineering services revenue, licence and royalty income as noted on page 23. Net cash outflows in 2003 occurred principally as a result of operating losses but were reduced from prior years due largely to savings from reduced employee expenses. Net cash used in operations in 2003 included the settlement of employee entitlements of A$2.500 million as a result of staff reductions during that year.

Research and development expenditures were A$1.064 million in fiscal 2005, A$0.506 million in fiscal 2004 and A$1.075 million in fiscal 2003. Research and development expenditures during fiscal years 2003, 2004 and 2005 were primarily in the area of application of OCP fuel injection technology to automotive four-stroke engines.

For fiscal 2005 Orbital’s net cash used in financing activities was A$0.179 million being finance lease payments. For fiscal 2004 and fiscal 2003, Orbital had net cash provided by financing activities of A$3.140 million and A$2.374 million, respectively, both primarily due to proceeds from the issue of shares.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2005 this facility was fully utilised by Orbital. Repayment of this facility is due:

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

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$1.000 million, of which A$0.005 million was drawn down at June 30, 2005. At June 30, 2004 available support facilities totalled A$1.069 million, of which A$0.075 million was drawn down. Facilities from other financial institutions are minimal.

Orbital utilised net cash of A$0.371 million for investing activities in fiscal 2005 compared with A$0.476 million in fiscal 2004 and A$0.084 million in 2003. The expenditure in fiscal 2005 consists mainly of acquisition of engineering equipment and software and 2004 consists mainly of building improvements to owned properties to facilitate the relocation of corporate employees from leased premises. No advances to Synerject were required in fiscal 2005 or 2004 as Synerject is now generating sufficient cash flow for its working capital needs as well as meeting its loan repayments.

Orbital’s existing cash balances are expected to be sufficient to fund the capital requirements of its existing operations and current business plans over the 2006 fiscal year. Orbital had no capital expenditure contracted but not provided for as at June 30, 2005. There are no long-term commitments for capital commitments by the Company, however Orbital has guaranteed 50% of Synerject LLC’s borrowings as noted on page 28 under “Off Balance Sheet Arrangements”..

Going Concern

In the financial statements for the year ended June 30, 2005, dated 24 August 2005 (refer Note 1.1 to the Consolidated Financial Statements included elsewhere in this Annual Report), it was stated as follows:

“Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2005 the carrying amount of the consolidated entity’s liabilities exceeded the carrying amount of assets by A$6.385 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

(i)	The consolidated entity made a net profit after tax of A$0.415 million for the 6 months ended 30 June 2005.

(ii)	At 30 June 2005 the consolidated entity had cash of A$7.972 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to A$236.083 million at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

(iv)	Included in non-current liabilities at 30 June 2005 is a loan of A$19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2005 totalled approximately 470,000. No interest accrues on this facility until such time as the loan becomes repayable.”

(v)	Based upon a review of expected cash flows for the next 12 months, the Directors believe that the current working capital position is sufficient to meet foreseeable net cash outflows.

Since the date of those financial statements (August 24, 2005) there have been no significant changes to the reasons referred to above which would warrant a change to the basis of going concern. In particular:

(a)	Notwithstanding that a loss has been forecast for the first half of fiscal 2006, it is anticipated that the Company will record a profit in the second half of fiscal 2006.

(b)	Points (iii) and (iv) above have not changed.

(c)	At November 30, 2005 the consolidated entity had cash of $6.171 million.

Capital Expenditure

The Company has budgeted capital expenditures of A$0.310 million for fiscal year 2006. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2006 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities. There are no long-term commitments for capital expenditure by the Company.

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

Net cash provided by Synerject’s operating activities in fiscal 2005 was US$6.488 million and the loan repayments totalled US$3.866 million in line with plan. Synerject’s loan repayment commitments in fiscal 2006 are approximately US$4.306 million and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject cash at bank at June 30, 2005 was US$5.413 million.

Orbital has booked a liability of $0.6 million with respect to obligations under a guarantee for Synerject’s loan commitments. If the guarantee was triggered, Orbital has sufficient cash on hand to meet this anticipated obligation.

Trend Information

Reduced demand from the major traditional automotive OEM’s for engineering services during fiscal 2006 is expected to continue and this, together with increased investment by Synerject, will result in Orbital recording a loss in the first half of fiscal 2006. We anticipate that engineering services revenue will increase in the second half of fiscal 2006. This, together with Synerject’s typically stronger second half result and an upturn in royalties from both improved market conditions and new model availability, is expected to result in Orbital returning to profit in the second half of fiscal 2006.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Orbital has guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the 50/50 joint venture with SiemensVDO Automotive. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

At June 30, 2005, Orbital’s obligation under this guarantee amounted to A$9.189 million (US$7 million) (2004: A$12.255 million (US$8.500 million)), being 50% of Synerject’s borrowings from Siemens VDO Automotive. Orbital has booked a liability of A$0.654 million (June 30, 2004: A$3.897million) in the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which includes Synerject’s borrowing obligations to Siemens VDO Automotive.

Details of Synerject’s operations and results are contained above in this Annual Report and in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

The loan arrangements for Synerject LLC were renegotiated in January 2003 and longer term funding to September 30, 2006 has been agreed. Under the arrangements, Synerject has a master line of credit facility to a maximum of $21,000,000, which was reduced to $14,000,000 as of June 30, 2005. During the term of the funding arrangement, interest at market rates is payable (3.19% at June 30, 2005). While there can be no assurances, management expects the loan to be extended prior to its scheduled maturity on September 30, 2006.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s license agreements, certain fees and royalty payments are, or will be, indexed to inflation, generally based on the US Producers Price Index for Finished Goods. In general, inflation has had minimal effect on Orbital’s results of operations during the last three fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” incorporated herein by reference.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

	A$’000		Weighted Average Interest rate %
Financial Instruments	2005	2004	2005	2004
Cash – Floating (and fixed less than 6 months)	7,972	12,350	5.54	5.32
Long term borrowings – fixed	19,000	19,000	—	—

At June 30, 2005 and June 30, 2004 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

	Fair Value A$’000		Weighted Average Exchange Rate A$
Financial Instruments	2005	2004	2005	2004
Cash held in United States Dollars	71	63	0.7618	0.6936
Cash held in European currency units	26	28	0.6394	0.5795

Receivables in United States Dollars	449	127	0.7747	0.6993
Receivables in European currency units	84	46	0.6079	0.5779
Receivables in Japanese Yen	—	32	—	80.55

Payables in United States Dollars	61	41	0.7659	0.7101

Details of Orbital’s foreign currency exchange instruments as at June 30, 2005 were as follows:

	Foreign Currency Amount	Exchange Rate		A$ Equivalent	Expiry Date
	US$0.060 m	0.7712		77,800.83	August 15, 2005
	US$0.170 m	0.7636		222,629.65	August 15, 2005
	US$0.270 m	0.7675		351,791.53	November 15, 2005

Total	US$0.500 m	0.7666	(Average)	652,222.01

Fair Value at June 30, 2005	US$0.500 m	0.7589		658,890.21

At June 30, 2004 Orbital had foreign currency exchange sensitive derivative instruments totalling US$1.150m.

Details of Orbital’s foreign currency translation exposure as at June 30, 2005, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Warranty Provision	US$0.238 m	0.7618	0.312 m
Provision for borrowings of Synerject LLC	US$0.498 m	0.7618	0.654 m

Maturity Profile of Commercial Commitments

	At June 30, 2005 Expected Maturity or Expiry Date
Contractual Obligations (A$’000s)	2006	2007	2008	2009	2010	2014	Total	Fair Value
Finance Leases	—	—	—			—	—	—
Average Interest Rate						—

Operating Leases	14	9	9	9	6	—	47	47

Long –Term Debt (1)	—	—	—			19,000	19,000	12,187
Average Interest Rate						0%

Total	14	9	9	9	6	19,000	19,047	12,234

Contingent Commitments

Guarantee for Synerject(2)(3)	—	—	—			—	654	654

Total	—	—	—			—	654	654

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources”
(2)	Refer Item 5 – “Off-Balance Sheet Arrangements”. The guarantee is for A$9.189 million of which the company has recognised A$0.654 million.
(3)	Guarantee will expire on repayment by Synerject of loan from Siemens VDO.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Constitution, may be comprised of no fewer than three, nor more than nine members. The present number of directors is four, of whom one is an executive director, as set out below.

On July 12, 2005, the Company announced that Managing Director and Chief Executive officer, Mr Peter Cook was to resign from the Company effective September 30, 2005. At the same time, the appointment of Dr Rodney Houston as Chief Operating Officer and Chief Executive Officer elect was announced. Dr Houston was appointed an executive Director on August 23, 2005.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
Donald Woolgar John Bourke	Non Executive Chairman (1)(2)(3)	August 21, 2003
John Richard Marshall	Non Executive Director (1) (2) (3)	December 21, 1995
John Grahame Young	Non Executive Director (1) (2) (3)	November 13, 1985
Rodney Alexander Houston	Chief Executive Officer and Managing Director	August 23, 2005

(1)	Member of Audit Committee
(2)	Member of Remuneration Committee
(3)	Member of Nomination Committee

All Directors are members of the Finance Committee. Qualifications and experience of each of the Directors are as follows:

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 66

Independent Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Chairman of Olex Holdings Limited (since August 2000), Compudigm International Limited (since April 1989) and, since September 2004, of RMG Ltd (voluntary administrator appointed). Mr Bourke is also Chairman of Australian Technology Group Limited (since October 1992) and has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

JOHN RICHARD MARSHALL, BMechE(hons), DipMechE, Hon.DEng(RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, AGE 73

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 61

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

RODNEY ALEXANDER HOUSTON, B.Sc (Hons) MechEng, Ph.D, AGE 42

Appointed Chief Operating Officer and Chief Executive Officer elect on July 12, 2005. Appointed an Executive Director on August 23, 2005 and Chief Executive Officer on October 1, 2005. Dr Houston has extensive experience in engine research and development. He has been employed by Orbital for 17 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Company’s engineering operations and product development.

Details of each Director’s remuneration are contained in Note 25 to the Consolidated Financial Statements included herein.

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

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer and Joint Company Secretary.

Mr. Halliwell has 20 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of a listed public company in Australia.

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are contained in Note 25 to the Consolidated Financial Statements included herein. Refer also “Remuneration Report” below.

For fiscal 2005 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$2.088 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2005 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.153 million.

Board Practices

The directors (excluding the Managing Director) are subject to retirement by rotation, with one-third retiring each year (or the number nearest to one-third of the number of directors if not a multiple of three), and may not continue to hold office without re-election after the third Annual General Meeting of shareholders following their last election by the shareholders. Eligible retiring directors may offer themselves for re-election by the shareholders. Directors may be appointed by the Board of Directors up to the total number permitted. Such directors hold office until the next Annual General Meeting of shareholders and may be re-elected by the shareholders at such meeting. The service agreement between the Company and the Chief Executive Officer provides for a cash payment equal to one year’s remuneration in the event of termination by the Company other than by reason of the Chief Executive Officer’s serious misconduct or material breach of the agreement. No other officer’s service contract provides for benefits to such person upon termination, other than in the event of redundancy. No retirement or termination benefits are payable to non-executive Directors.

Corporate Governance

The following outlines the main Corporate Governance practices of the Company that were in place throughout the financial year:

Board of Directors and its Committees

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Company and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is also responsible for reviewing and ratifying systems of risk management and internal compliance controls. Details of the Board’s charter are located on the Company’s website (www.orbitalcorp.com.au).

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

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

•	Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

•	Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities (other than in the period of one month immediately following the prohibited periods referred to next); and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

•	Conflict of Interest

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2005 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001 and PCAOB requirements. The Audit Committee charter provides for rotation of the external audit partner every five years.

•	Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee, with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr D W J Bourke (Chairman), Mr J R Marshall and Mr J G Young.

The Nomination Committee meets as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

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

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman), Mr J R Marshall and Mr J G Young. The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

•	Remuneration Policies

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to Directors, secretaries and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Remuneration levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ remuneration is competitive in the market place. A senior executive’s remuneration is also reviewed on promotion.

Performance-linked remuneration

Performance linked remuneration includes both short-term and long-term incentives and is designed to reward executive directors and senior executives for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT) and cash. These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below the minimum.

Sales and marketing executives may receive bonuses based on the achievement of both an individual sales target, set having regard to the nature of the sales region and target customers, and an overall sales target.

In the 2005 financial year the consolidated entity did not meet budgeted targets with the result that no bonuses have been earned under the STI plan.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan, the details of which are set out under “Share Ownership” below.

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years:

	2005	2004	2003	2002	2001
EBIT ($ Millions)	(1.734)	2.881	(1.967)	(26.555)	(29.637)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.035)	0.015	(0.175)	(0.430)	(1.100)
Return of capital	—	—	—	—	—

EBIT is taken into account in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have only been met in the 2003 and 2004 years, when the company recorded significant improvement in its results. Performance targets under the LTI have not been met under the LTI since its inception and shares have not been issued as a result.

Service Agreements

The service contract for the CEO is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The CEO has the right to terminate the contract on 3 months notice. The CEO has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

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

Risks to the consolidated entity arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and health and financial reporting.

•	Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Foreign exchange exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting is accurate and complies with regulatory requirements

•	Compliance with environmental regulation

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

A key current financial reporting project is convergence with Australian equivalents to International Financial Reporting Standards (AIFRS). The Board has established a formal project, monitored by the Audit Committee, to ensure a smooth transition to AIFRS reporting, beginning with the half year ended December 31, 2005.

Details of the progress of the implementation project and the expected impact of transition to AIFRS on the financial report for the year ended 30 June 2005 are included in Note 28 to the Consolidated Financial Statements.

The consolidated entity is expected to be in a position to fully comply with the reporting requirements for AIFRS for the 30 June 2006 financial year.

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

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders on request) in accordance with stock exchange requirements (or unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders and ADR holders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. A summary half yearly report is sent to all shareholders (unless a shareholder has specifically requested not to receive the document). Financial reports are sent to any shareholder or ADR holder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. All announcements made to the market are placed on the company’s website immediately after release to the Australian Stock Exchange.

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

Shareholders are requested to vote on the appointment of Directors, the aggregate remuneration of non-executive directors, the granting of shares to directors, the Remuneration Report (in a non-binding vote) and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

	June 2005			June 2004			June 2003
Category	Aus	US	Eur	Aus	US	Eur	Aus	US	Eur
Executive	5	—	—	5	—	—	5	—	—
Admin / Sales	22	1		24	1		23	1	1
Engineers	32	—	—	32	—	—	33	—	3
Technicians	28	—	—	29	—	—	29	—	—
Others	2	—	—	2	—	—	2	—	—

Total	89	1	—	92	1	—	92	1	4

Share Ownership

Details of share and option ownership by Directors and senior managers are as follows:

Director	Ordinary Shares	Options
D W J Bourke	100,000	—
R A Houston *	58,484	—
J R Marshall	66,880	—
J G Young	149,906	—

Senior Managers
T P Baskovich	52,989	—
B A Fitzgerald	86,715	—
K A Halliwell	146,531	—

*	Dr Houston has been offered 200,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2006 as detailed in “Executive Long Term Share Plan – 2003 Offer” below. He has also been offered 300,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2007 as detailed in “Executive Long Term Share Plan – 2004 Offer” below. At the Company’s Annual General Meeting on October 25, 2005, shareholders approved an offer to Dr Houston of up to 675,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2008 as detailed in “Executive Long Term Share Plan – 2005 Offer” below.

Employee Option Plan

At the 1996 Annual General Meeting of the Company shareholders approved amendments to the plan which grant the Directors the discretion to waive the requirement for employee options to be exercised within three months of cessation of employment in the event of retirement or a bona fide retrenchment of an employee. Any extension period cannot extend beyond the expiry date of the relevant options. In accordance with the revised plan, the options detailed below were offered to eligible employees. All options have now expired.

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

2000 Offer

Under the 2000 offer a total of 948,000 Series A options and 995,700 Series B options were offered to eligible employees. The 2000 Series A options are exercisable at $1.61, being a discount of ten percent from the market price of the ordinary shares at the date of offer of the options, up until September 28, 2005. The 2000 Series B options are exercisable at $1.79, being the market price of the ordinary shares at the date of offer of the options, only when the last sale price of fully paid shares in Orbital sold on the ASX over a five day period preceding the date of exercise is equal to or more than the hurdle price of $2.42. The 2000 Series A and Series B options expired on September 28, 2005.

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

Executive Long Term Share Plan – 2002 Offer

At the Company’s Annual General Meeting on October 24, 2002, shareholders approved the participation of the then Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered 200,000 fully paid ordinary shares. The offer expired on the cessation of Mr Cook’s employment on September 30, 2005 and no shares were granted.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise 100 companies (excluding resource companies) within the Australian Stock Exchange S&P 300 Accumulation Index with a similar market capitalisation to the Company. The comparison was made over a three year “Performance Period” commencing on September 1, 2002 and ending on August 31, 2005. The TSR ranking of the Company at the expiry of the Performance Period was such that no shares were granted as the performance conditions had not been met. The offered but unissued shares have now lapsed.

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

Executive Long Term Share Plan – 2003 Offer

At the Company’s Annual General Meeting on October 23, 2003, shareholders approved the participation of the then Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered 400,000 fully paid ordinary shares. The offer expired on the cessation of Mr Cook’s employment on September 30, 2005 and no shares were granted.

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

The following table sets out the relevant percentages of offered shares to be issued, based on various percentile rankings of the Company:

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

Executive Long Term Share Plan – 2004 Offer

At the Company’s Annual General Meeting on October 26, 2004, shareholders approved the participation of the then Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook has been offered up to 750,000 fully paid ordinary shares. The offer expired on the cessation of Mr Cook’s employment on September 30, 2005 and no shares were granted.

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

Employee Share Plan - 2005 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2005 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On November 21, 2005, a total of 696,210 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2005 Offer

At the Company’s Annual General Meeting on October 25, 2005, shareholders approved the participation of the Managing Director, Dr Rodney Houston, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Dr Houston has been offered up to 675,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2003 year under the Plan (referred to above) although the peer group will comprise the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The comparison will be made over a three year “Performance Period” commencing on September 1, 2005 and ending on August 31, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of December 31, 2005, Orbital had issued and outstanding 411,292,088 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

No shareholder has greater than 5% of the Company’s issued capital.

The Executive Officers and Directors of Orbital as a group own 706,702 ordinary shares which represent 0.17% of that class.

Major shareholders do not have different voting rights from other shareholders.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2005 (nil in both fiscal 2004 and 2003).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at November 30, 2005 and June 30 in each of the preceding three years are as follows:

	November 30, 2005 (A$000’s)	2005 (A$000’s)	2004 (A$000’s)	2003 (A$000’s)
Receivables - Non-current	13,573	13,573	7,152	11,709
Borrowings - Non-current	11,897	11,684	15,138	10,413

During fiscal 2005, nil interest expense (fiscal 2004: nil; fiscal 2003: A$0.631 million credit) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2004 and 2003: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at November 30, 2005 and June 30 in each of the preceding three years are:

	November 30, 2005 (A$000’s)	2005 (A$000’s)	2004 (A$000’s)	2003 (A$000’s)
Receivables - Current - Non-current	21 —	44 —	66 —	106 —

Payables - Current	—	58	16	5

During fiscal 2005, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.147 million (2004: A$0.376 million; 2003: A$0.924 million) and purchased goods and services from Synerject LLC to the value of A$0.176 million (2004: A$0.365 million; 2003: A$23.385 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-68 included herein.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2006 fiscal year.

US GAAP Restatement

Subsequent to the issuance of the Company’s consolidated financial statements as of June 30 2004 and 2003, it was determined that the information previously provided with respect to the determination of net profit/(loss) and shareholders’ equity/(deficit) in accordance with US GAAP was incorrect.

Those previously issued consolidated financial statements contained financial information concerning significant differences between AUS GAAP and US GAAP and the effect of such differences on the Company’s consolidated financial information prepared in accordance with US GAAP that was incorrect due to: (i) the Company failing to recognise its 50% share of Accumulated Other Comprehensive Income relating to the foreign currency translation by Synerject of its French subsidiary; (ii) the Company previously recognising foreign currency gains/losses upon translation of its equity accounted investment in Synerject through the Profit and Loss Account; these gains/losses should have been recognised in shareholders’ equity/(deficit) as a component of Accumulated Other Comprehensive Income; and (iii) the recognition of certain customer overpayments as a liability where a contractual and legal obligation did not exist and the amortization of customers’ overpayments to income as a component of income tax (expense)/benefit.

Accordingly the Company has restated its US GAAP consolidated financial statement information as of and for each of the years ended 30 June 2004 and 2003 to recognise in shareholders’ equity/(deficit) as a component of Accumulated Other Comprehensive Income, the effect of translation of investee company financial statements denominated in a currency other than the Company’s reporting currency and to recognise customer overpayments as a liability where a contractual and legal obligation exists.

The restatements did not impact the amounts presented in the Consolidated Statement of Cash Flows for net cash provided by or used in operating activities, net cash provided by or used in investing activities or net cash provided by or used in financing activities in any of the restated periods, although it did impact certain non-cash components of cash flows provided by or used in operating activities.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2000-01	Q1	A$	2.19		2,441,809	A$	1.62		150,333	US$	10.00	*	304,399	US$	6.810		21,600
	Q2	A$	2.43	*	1,280,999	A$	1.50		82,426	US$	9.750		194,199	US$	6.310		12,800
	Q3	A$	2.07		2,357,489	A$	1.15		206,319	US$	8.950		352,100	US$	4.400		5,399
	Q4	A$	1.23		6,645,552	A$	0.55	*	195,251	US$	4.750		267,500	US$	2.500	*	5,200
2001-02	Q1	A$	0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$	0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	$	A0.59		1,349,079	A$	0.345		35,528	US$	2.44		132,300	US$	1.52		2,899
	Q4	$	A0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800
2002-03	Q1	A$	0.325	*	975,729	A$	0.20		34,124	US$	1.50	*	52,100	US$	0.81		899
	Q2	A$	0.21		3,077,701	A$	0.125		40,454	US$	0.90		144,699	US$	0.57	*	3,300
	Q3	$	A0.185		3,860,470	A$	0.125		24,411	US$	1.10		119,100	US$	0.63		300
	Q4	$	A0.165		1,518,908	A$	0.120	*	6,560	US$	4.40		20,420	US$	3.35		120
2003-04	Q1	A$	0.22	*	3,333,210	A$	0.12	*	58,000	US$	5.55		29,500	US$	3.35	*	0
	Q2	A$	0.22		4,942,330	A$	0.16		0	US$	5.63		78,899	US$	4.49		600
	Q3	A$	0.185		2,264,501	A$	0.150		24,421	US$	5.65	*	28,600	US$	4.57		0
	Q4	A$	0.16		2,984,628	A$	0.13		10,700	US$	4.69		35,500	US$	3.71		0
2004-05	Q1	A$	0.16	*	2,728,797	A$	0.14		13,795	US$	4.40	*	31,810	US$	3.75		0
	Q2	A$	0.15		1,521,740	A$	0.115		27,988	US$	4.18		57,464	US$	3.25		100
	Q3	A$	0.115		4,316,632	A$	0.085	*	20,000	US$	3.50		21,822	US$	2.60	*	0
	Q4	A$	0.11		12,380,878	A$	0.094		19,434	US$	3.50		29,300	US$	2.75		0
April 2005		A$	0.11		903,291	A$	0.094		24,913	US$	3.25		29,300	US$	2.75		600
May 2005		A$	0.105		642,292	A$	0.095		26,310	US$	3.20		8,420	US$	2.90		0
Jun 2005		A$	0.11		12,380,878	A$	0.098		19,434	US$	3.50		18,570	US$	2.95		0
Jul 2005		A$	0.12		652,631	A$	0.98		43,171	US$	3.40		13,990	US$	2.92		0
Aug 2005		A$	0.12		2,567,239	A$	0.092		13,000	US$	3.50		413,443	US$	2.75		0
Sept 2005		A$	0.125		3,221,730	A$	0.105		0	US$	3.60		12,400	US$	3.11		0
Oct 2005		A$	0.11		1,038,741	A$	0.094		0	US$	3.15		11,300	US$	2.80		100
Nov 2005		A$	0.12		2,164,527	A$	0.086		0	US$	3.45		42,300	US$	2.45		0
Dec 2005		A$	0.11		786,559	A$	0.098		0	US$	3.10		18,800	US$	2.65		200

*	Denotes annual high and low market prices in the relevant year.

On December 31, 2005, the closing sale price of the ordinary shares on the ASX was A$0.098 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$2.65 per ADS. On December 31, 2005, 3,821,171 ADSs, representing 152,846,840 ordinary shares, or approximately 37% of the outstanding ordinary shares, were outstanding and were held by 342 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

The Company has fully paid ordinary shares on issue. All options issued under the Employee Option Plan (see Item 6. – “Directors, Senior Management and Employees - Share Ownership”) have expired. Dividends, as declared by Directors and which are only payable from profits, are payable on all fully paid ordinary shares equally. Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

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

There are no limitations under the Constitution of Orbital to the right of non-residents to hold or vote ordinary shares.

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

Material Contracts

Other than the Executive Service Agreement disclosed as Exhibit 10.1, there are no material contracts to which the Company or any member of the Orbital Group is a party and which have been entered into (other than in the ordinary course of business) in the two years immediately prior to publication of this document.

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

Passive Foreign Investment Company Rules

Orbital believes that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. The U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” rateably over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, ordinary shares or ADSs will be treated as stock in a PFIC if Orbital was a PFIC at any time during the U.S. Holder’s holding period in the ordinary shares or ADSs. Dividends that a U.S. Holder receives from Orbital will not be eligible for the special tax rates applicable to qualified dividend income if Orbital is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Copies of certain of the documents referred to in this annual report on Form 20-F may be on Orbital’s website (www.orbitalcorp.com.au) and may also be inspected on request at the Company’s registered office.

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

As of June 30, 2005, we had no interest bearing liabilities outstanding.

As of June 30, 2005, we had total interest earning cash assets of $7.890 million of which $6.884 million was held in fixed interest bank bills maturing in less than one year. Changes in interest rates will have no effect on the interest income generated by these cash assets during the fixed rate period. We also had approximately $1.006 million cash earning interest at floating rates.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. In fiscal 2005, the functional currencies of our major markets outside Australia were the U.S. dollar, the Euro and the Japanese yen. As a result, we were, and continue to be, exposed to risk arising from movements in foreign currency exchange rates.

These risks include:

•	financial reporting;

•	cash flow; and

•	specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable.

For the year ended June 30, 2005, we recorded an unrealized foreign exchange gain of A$0.349 million in our operating results. This gain arose mainly from the translation into Australian dollars of unhedged U.S. dollar denominated provisions set out below.

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent
Warranty Provision	US$	0.238 m	0.7618	0.312 m
Provision for borrowings of Synerject LLC	US$	0.498 m	0.7618	0.654 m

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

	Fair Value A$’000		Weighted Average exchange rate A$
Financial Instruments	2005	2004	2005	2004
Cash held in United States Dollars	71	63	0.7618	0.6936
Cash held in European currency units	26	28	0.6394	0.5795

Receivables in United States Dollars	449	127	0.7747	0.6993
Receivables in European currency units	84	46	0.6079	0.5779
Receivables in Japanese Yen	—	32	—	80.55

Payables in United States Dollars	61	41	0.7659	0.7101

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange to hedge a portion of that specific transaction. For the year ended June 30, 2005, we derived approximately 37% of our revenue in foreign currency.

Details of Orbital’s foreign currency exchange instruments as at June 30, 2005 were as follows:

	Foreign Currency Amount	Exchange Rate		A$ Equivalent	Expiry Date
	US$0.600 m	0.7712		77,800.83	August 15, 2005
	US$0.170 m	0.7636		222,629.65	August 15, 2005
	US$0.270 m	0.7675		351,791.53	November 15, 2005

Total	US$0.500 m	0.7666	(Average)	652,222.01

Fair Value at June 30, 2005	US$0.500 m	0.7589		658,890.21

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

Orbital management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. We have re-evaluated the Company’s accounting practices with respect to accounting for our investment in Synerject LLC. We have corrected the way we equity account this investment under US GAAP and restated our consolidated financial statements as of and for the years ended June 30, 2004 2003, 2002 and 2001. We also re-evaluated our accounting practise with respect to accounting for licencee payments and restated our consolidated financial statements as of and for the years ended June 30, 2004, 2003, 2002 and 2001.

Management carefully considered the facts and circumstances surrounding the restatement of our previously issued financial statements and concluded that as at the end of fiscal 2005, our internal controls over financial reporting were effective and that the restatement does not reflect upon the effectiveness of our internal control over financial reporting.

In conjunction with corrections noted above, the Company has increased the focus, analysis and documentation of US GAAP reconciliation matters.

The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated Orbital’s disclosure controls and procedures as at June 30, 2005 (“the Evaluation Date”) and concluded that those controls and procedures are effective.

Notwithstanding the increased focus on US GAAP noted above, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics relating to Accounting Practice and Financial Reporting. The Code applies specifically to the Company’s Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is available on the Company’s website at www.orbitalcorp.com.au or a copy may be obtained free of charge by writing to the Company Secretary, PO Box 901 Balcatta, Western Australia, Australia 6914.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, KPMG, are as follows:

	2005		2004
Services Rendered	Fees ($A)%		Fees ($A)%
Audit – KPMG Australia	165,540	62.0	126,000	50.1
- Other KPMG member firms	12,360	4.6	19,800	7.9
Australian equivalents to International Financial Reporting Standards review – KPMG Australia	20,000	7.5	—	—
Taxation Services (1) – KPMG Australia	40,890	15.3	67,495	26.8
- Other KPMG member firms	28,233	10.6	32,574	13.0

Other (2) – Other KPMG member firms	—	—	5,657	2.2

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance and tax advice.
(2)	Other fees relate to services performed in respect of the audit of royalty payments from licensees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-67 incorporated herein by reference.

ITEM 19. EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of the Annual Report.

(b)	Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated by reference to our registration statement on Form 20-F filed on December 30, 2004.)

10.1	Executive Service Agreement between Orbital Corporation Limited and Rodney Alexander Houston

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

/s/ K A Halliwell
Date: January 13, 2006	KEITH HALLIWELL Company Secretary and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited:

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and its controlled entities as of June 30, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity/(deficit) and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbital Corporation Limited and its controlled entities as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with generally accepted accounting principles in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 29 through 31 to the consolidated financial statements.

As discussed in Notes 29 and 30 to the consolidated financial statements, the Company has restated the effects of certain differences between accounting principles generally accepted in Australia and U.S. generally accepted accounting principles and their effects on the consolidated statements of operations and shareholders’ equity/(deficit) for each of the years in the two-year period ended June 30, 2004.

/s/    KPMG

Perth, Australia

24 August 2005, except Notes 29, 30 and 31 for which the date is 13 January 2006

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	2005 A$’000	2004 A$’000	2003 A$’000
Engineering services income		8,252	11,535	10,089
Licence and royalty income		2,217	3,209	3,891
System Sales (1)		—	—	29,304

Revenue from trading activities		10,469	14,744	43,284
Other income from ordinary activities	2	1,128	2,017	3,187

Total Revenue		11,597	16,761	46,471
Employee expenses	3	(8,602)	(8,598)	(10,971)
Depreciation and amortisation	3	(1,436)	(1,766)	(2,291)
Engineering consumables and contractors		(1,473)	(1,383)	(1,570)
Travel and accommodation		(998)	(908)	(1,275)
Communications and computing		(744)	(927)	(1,050)
Patent costs		(545)	(667)	(1,010)
Insurance costs		(551)	(610)	(652)
Audit, compliance and listing costs		(492)	(563)	(604)
Licence costs		—	(375)	(549)
Prepaid marketing expenses - amortised		—	—	(484)
System purchases (1)		—	—	(27,582)
Systems warranty provision, credits on expiry (2)		233	442	192
Borrowing costs	3	(3)	(21)	(32)
Other expenses from ordinary activities	3	(1,144)	(629)	(1,684)
Share of net profit of Synerject LLC (adjustment to Synerject provision)	18	2,936	2,700	1,351

Profit/(loss) from ordinary activities before related income tax		(1,222)	3,456	(1,740)
Income tax (expense)/benefit relating to ordinary activities	4	114	(51)	(125)

Net profit/(loss) after related income tax		(1,108)	3,405	(1,865)

Non-owner transaction changes in equity		—	—	—
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”		—	—	(40)

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,108)	3,405	(1,905)

Basic earnings/(loss) per share (in cents)	5	(0.3)	0.8	(0.5)
Diluted earnings/(loss) per share (in cents)	5	(0.3)	0.8	(0.5)

Basic earnings/(loss) per ADS (in cents)	5	(10.8)	33.2	(21.3)
Diluted earnings/(loss) per ADS (in cents)	5	(10.8)	33.2	(21.3)

(1)	Orbital transferred the Marine and Recreation system sales business to Orbital’s 50% joint venture, Synerject LLC, on April 1, 2003.

(2)	Warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

The consolidated statements of operations are to be read in conjunction with the notes to the financial statements set out on pages F6 to F67.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2005

	NOTE	2005 A$’000	2004 A$’000
Current Assets
Cash	8	7,972	12,350
Receivables	9	2,919	3,385
Inventories	10	12	31
Other	11	66	454

Total Current Assets		10,969	16,220

Non-Current Assets
Property, plant & equipment	13	7,424	8,449

Total Non-Current Assets		7,424	8,449

Total Assets		18,393	24,669

Current Liabilities
Payables	14	2,349	3,855
Interest-bearing liabilities	15	—	167
Provisions	17	1,540	1,545

Total Current Liabilities		3,889	5,567

Non-Current Liabilities
Interest-bearing liabilities	15	—	12
Non interest-bearing liabilities	16	19,000	19,000
Provisions	17	1,235	1,470
Other	18	654	3,897

Total Non-Current Liabilities		20,889	24,379

Total Liabilities		24,778	29,946

Net Assets/(Liabilities)		(6,385)	(5,277)

Equity
Contributed equity 410,595,878 (2004: 410,017,878) ordinary shares fully paid	19	216,768	216,768
Accumulated losses	20	(223,153)	(222,045)

Total Equity/(Deficiency)		(6,385)	(5,277)

The consolidated balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F6 to F67.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEAR ENDED 30 JUNE 2005

	2005 A$’000	2004 A$’000	2003 A$’000
Contributed Equity
Opening balance
- ordinary shares fully paid	216,768	213,467	210,840
Additional shares issued
- ordinary shares fully paid	—	3,527	2,800
- transaction costs of shares issued	—	(226)	(173)

Closing balance	216,768	216,768	213,467
Accumulated Losses
Accumulated Losses at the beginning of year	(222,045)	(225,450)	(223,545)
Net profit/(loss) after income tax	(1,108)	3,405	(1,865)
Net effect of accounting standard change	—	—	(40)

Accumulated losses at the end of the year	(223,153)	(222,045)	(225,450)

Total Shareholders’ Equity/(Deficiency)	(6,385)	(5,277)	(11,983)

The consolidated statements of changes in Shareholders’ Equity/(Deficiency) are to be read in conjunction with the notes to the financial statements set out on pages F6 to F67.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	2005 A$’000	2004 A$’000	2003 A$’000
Cash Flows Provided by/(Used in) Operating Activities
Cash receipts in the course of operations		11,124	15,387	48,509
Cash payments in the course of operations		(15,418)	(15,088)	(55,375)
Interest received		515	596	259
Borrowing costs paid		(3)	(21)	(32)
Income taxes paid		(38)	(180)	(305)

Net cash provided by/(used in) operating activities	26	(3,820)	694	(6,944)

Cash Flows Provided by/(Used in) Investing Activities
Loans to joint venture entity		—	—	(147)
Proceeds from sale of property, plant & equipment		56	311	269
Payments for property, plant & equipment		(427)	(787)	(206)

Net cash provided by/(used in) investing activities		(371)	(476)	(84)

Cash Flows Provided by/(Used in) Financing Activities
Proceeds from issue of shares		—	3,527	2,800
Transaction costs from issue of shares		—	(226)	(173)
Finance lease payments		(179)	(161)	(253)

Net cash provided by/(used in) financing activities		(179)	3,140	2,374

Net increase/(decrease) in cash held		(4,370)	3,358	(4,654)
Cash at the beginning of the financial year		12,350	9,007	13,764
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(8)	(15)	(103)

Cash at the end of the financial year	26	7,972	12,350	9,007

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2004 and 2005.

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

The consolidated statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F6 to F67.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Following a special resolution passed by shareholders at the Company’s annual general meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited on October 27, 2004.

The Directors consider that the following accounting policies applied by Orbital Corporation Limited (“the Company”) and its controlled entities (“Orbital” or “the consolidated entity”), having regard to their activities, correctly present the Consolidated Statement of Operations and Balance Sheet and reflect a true and fair view of their accounts.

The principal activities of the consolidated entity during the course of the financial years ending June 30, 2004 and 2005 were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. In the year ended June 30, 2003 the consolidated entity provided fuel systems to customers in the marine sector.

1.1	Basis of Preparation and Differences between 20F Annual Report and Australian Generally Accepted Accounting Principles

The accompanying financial report is prepared in accordance with Australian Generally Accepted Accounting Principles (AUS GAAP).

To assist in comparison with United States Generally Accepted Accounting Principles for the purposes of filing in the United States of America, the “Statements of Financial Performance” have been termed “Statements of Operations”, the “Statements of Financial Position” have been termed “Balance Sheets” and additional “Statements of Changes in Shareholders’ Equity” have been included. Additional consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended 30 June 2003 have been included.

The preparation of the financial statements requires the use of management estimates. Estimates are subject to change based on historical experience and various other assumptions. Significant estimates include provision for warranties and provision for doubtful debts.

A reconciliation of the material differences between the AUS GAAP accounts and US GAAP accounts is included in Note 29.

A description of the nature of significant differences between AUS GAAP and Accounting Principles Generally Accepted in the United States (US GAAP) affecting Orbital is included in Note 30.

Statements of Operations adjusted for US GAAP reconciling items are included at Note 31.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2005 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $6.385 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	The consolidated entity made a net profit after tax of $0.415 million for the 6 months ended 30 June 2005.

(ii)	At 30 June 2005 the consolidated entity had cash of $7.972 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.1	Basis of Preparation and Differences between 20F Annual Report and Australian Generally Accepted Accounting Principles (Continued)

(iv)	Included in non-current liabilities at 30 June 2005 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of Engines produced with OCP technology as at 30 June 2005 totalled approximately 470,000. No interest accrues on this facility until such time as the loan becomes repayable.

(v)	Based upon a review of expected cash flows for the next 12 months, the Directors believe that the current working capital position is sufficient to meet foreseeable net cash outflows.

1.2	Reclassification of Comparative Information

For the comparative years ended 30 June 2004 and 30 June 2003. Other expenses in the Statement of Operations of 2004: $1,192,000; 2003: $2,288,000, have been further dissected into Audit, compliance and listing costs of 2004: $563,000; 2003: $604,000, and Other expenses of 2004: $629,000; 2003: $1,684,000, to aid in comparison with the current year.

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

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when control of the goods passes to the customer.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.4	Revenue Recognition (Continued)

(b)	Interest Income

Interest income is recognised as it accrues.

(c)	Asset Sales

The gross proceeds of asset sales are included as other income of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.12.

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

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 24. The implementation date for the tax-consolidated group was 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions).

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for:

•	deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•	current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on a “stand-alone basis” so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities.

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

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Joint Venture Entities

A joint venture entity is an entity that is jointly controlled by both the consolidated entity and one or more external parties.

The consolidated entity applies the equity method of accounting for investments in joint venture entities. Investments are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the joint venture entity’s net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

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

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Leased assets 10% to 25%.

Assets are depreciated or amortised from the date of acquisition.

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

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

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

1.11	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.12	Foreign Currency

(a)	Transactions

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

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at current rates of exchange at balance date, while non-monetary items and revenue and expense items are translated at exchange rates when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of operations.

(c)	Specific Hedges

Where hedge transactions are designed to hedge the specific purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the statement of operations.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.13	Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.14	Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.15	Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

1.16	Employee Entitlements

(a)	Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The consolidated entity does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

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

1.17	Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.18	Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.19	Goods and Services Tax

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

1.20	Provision for Surplus Leased Space

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

1.21	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000	2003 A$’000
2.	OTHER INCOME FROM ORDINARY ACTIVITIES
	Interest income	515	596	259
	Proceeds on sale of property, plant and equipment	56	311	441
	Net foreign exchange gains	349	367	1,894
	ACIS credits	161	687	—
	Other	47	56	593

		1,128	2,017	3,187

	Proceeds on sale of property, plant and equipment
	- Plant and equipment	56	273	414
	- Leased assets	—	38	27

		56	311	441

	Less: Written down value of property, plant and equipment sold
	- Plant and equipment	16	96	149
	- Leased assets	—	14	10

		16	110	159

	Profit on sale of property, plant and equipment	40	201	282

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000	2003 A$’000
3.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE
	Profit/(Loss) from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1	Employee expenses
	Salaries, wages, superannuation and other employee payments	8,554	8,766	11,335
	Redundancy	257	(107)	377
	Net expense/(credit) from movements in employee leave entitlements	(209)	(61)	(741)

		8,602	8,598	10,971

3.2	Borrowing costs
	Finance charges on capitalised leases	3	21	32

3.3	Other expenses from ordinary activities
	Other expenses/(credits) include the following
	disclosable expenses:
	Depreciation and amortisation
	- Buildings	80	81	81
	- Plant and equipment	1,317	1,568	2,035
	- Finance leased assets	39	117	175

		1,436	1,766	2,291
	Plant and equipment written down to recoverable amount (1)	—	844	—
	Net expense/(credit) from movements in other provisions :
	- doubtful debts provision	22	8	(286)
	- bad debts expense	—	7	303
	- surplus lease space provision (reversal) (2)	—	(832)	152
	- other current provisions	4	2	95
	- other non-current provisions	—	—	(775)
	Operating lease rental expense
	- premises	22	130	414
	- plant and equipment	62	182	289

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

(2)       During the fiscal year to 30 June 2004, as a consequence of the negotiation of a surrender of the lease of office space at 1 Whipple Street, Balcatta, the surplus lease space provision was reversed in full after payment of a lump sum fee in settlement. The surplus lease space provision was previously provided for in accordance with accounting policy set out in Note 1.20.

	Included in expenses are costs which by their function can be described as research and development	1,064	506	1,075

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000	2003 A$’000
4.	TAXATION

4.1	Prima facie income tax (expense) / credit
	Calculated at 30% on the operating (profit)/loss	367	(1,037)	522
	Increase/(decrease) in income tax credit due to:
	- Withholding tax	114	(51)	(125)
	- Other (non-deductible)/non-assessable amounts	(16)	(16)	(11)
	- Cancellation of premises lease	—	(105)	—
	- Depreciation allowance on tax revalued plant and equipment	173	173	—
	- Research and development allowance	332	363	387

	Income tax (expense)/credit on operating profit/ loss before individually significant income tax items	970	(673)	773

	Individually significant income tax items:
	- Effect of higher rates of tax on overseas income	(118)	(170)	(139)
	- US tax losses and timing differences utilised	968	1,444	1,178
	- Australian tax losses and timing differences (not brought to account) / reversing against not brought to account	(1,706)	(652)	(1,937)

		(856)	622	(898)

	Income tax (expense) / credit on operating profit/loss	114	(51)	(125)

4.2	Total income tax (expense) / credit is made up of:
	Withholding tax paid	(38)	(180)	(253)
	Withholding tax (payable)/recovered	152	129	128

		114	(51)	(125)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000	2003 A$’000
4.	TAXATION (CONTINUED)

4.3	Future income tax benefit not taken to account (see note 30 (c))
	Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt

	Tax losses carried forward (30%)	14,875	13,303	12,064
	Timing difference from provision for capital loss on investment (30%)	1,934	1,934	1,934
	Other net timing differences (30%)	10	84	(103)

		16,819	15,321	13,895

The potential future income tax benefit will only be obtained if: -

i	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $70.893 million (US$54.006 million) (2004: $82.345 million (US$57.114 million); 2003: $89.495 million (US$59.783 million)) are available to certain controlled entities in the United States and have not been recognised as an asset at the current income tax rate of 34% because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2005, the $70.893 million of tax carry forward losses available expire between the years 2009 and 2024.

4.4	Dividend franking account
	Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:
	Class C (30%) - franking credits	2,640	2,640	2,617

	The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

With effect from 1 July 2002, Orbital Corporation Limited and its wholly-owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2005 has been measured under the new legislation as those available from the tax-consolidated group.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005	2004	2003
5.	EARNINGS / (LOSS) PER SHARE
	Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	410,404,267	408,509,498	357,060,384

	Weighted average number of ordinary and potential ordinary shares	410,404,267	408,509,498	360,504,634

	Potential ordinary shares not included in calculation of diluted earnings/(loss) per share
	Executive Long Term Share Plan	4,930,000	3,115,000	1,600,000
	Options	1,733,000	2,376,600	3,444,250

		6,663,000	5,491,600	5,044,250

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise price is greater than the average market price for the year ended 30 June 2005. Refer to Note 19.2 for details of outstanding options. The potential ordinary shares under the executive long term share plan are not included in calculating the weighted average number of potential ordinary shares as their inclusion is anti-dilutive.

One American Depository Share (ADS) is equivalent to forty ordinary shares.

		2005 A$	2004 A$	2003 A$
6.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	165,540	126,000	165,000
	- Australian equivalents to International Financial Reporting Standards review	20,000	—	—
	Other KPMG member firms
	- Audit and review of financial reports	12,360	19,800	39,050

		197,900	145,800	204,050

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	40,890	67,495	18,920
	Other KPMG member firms	28,233	32,574	40,000

		69,123	100,069	58,920

	Amounts received or due and receivable for royalty audits by:
	Other KPMG member firms	—	5,657	—

	Total auditors’ remuneration	267,023	251,526	262,970

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services			Royalties and licences (i)			System Sales (ii)			Consolidated
	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000
Segment Revenue	8,252	11,535	10,089	2,217	3,209	3,891	—	—	29,304	10,469	14,744	43,284

Unallocated other income										1,128	2,017	3,187

Total Revenue										11,597	16,761	46,471

Segment Profit/(Loss)	(110)	2,113	(743)	608	1,661	773	—	—	588	498	3,774	618

Unallocated expenses - net (iii)										(4,632)	(3,555)	(4,358)
Reorganisation credits/(expenses)										(257)	107	801
Surplus lease space credit (expense)										—	832	(152)
Plant and equipment writedown										—	(844)	—
Product warranty credits										233	442	—
Share of net profit/(loss) of joint venture entity										2,936	2,700	1,351

Profit/(loss) before related income tax										(1,222)	3,456	(1,740)

Income Tax (expense)/benefit										114	(51)	(125)

Profit/(loss) after tax attributable to members										(1,108)	3,405	(1,865)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	System sales were transferred to Synerject LLC in April 2003.

(iii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services			Royalties and licences (i)			System Sales (ii)			Consolidated
	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000
Non-cash (revenue) and expenses, net
Depreciation and amortisation	1,436	1,766	2,157	—	—	—	—	—	134	1,436	1,766	2,291
Prepaid marketing expenses - amortised	—	—	—	—	—	484	—	—	—	—	—	484
Other non-cash expenses	17	10	33	—	—	—	—	—	(16)	17	10	17

Segment non-cash expenses	1,453	1,776	2,190	—	—	484	—	—	118	1,453	1,776	2,792

Reorganisation (credits)/expenses										257	(107)	(1,178)
Surplus leasespace (credit)/expense										—	(832)	152
Plant and equipment writedown										—	844	—
Product warranty credits (iii)										(233)	(442)	—
Share of net profit of joint venture entity										(2,936)	(2,700)	(1,351)
Foreign exchange translation (gain)										(349)	(367)	(1,894)

Total non-cash (revenue) and expenses, net										(1,808)	(1,828)	(1,479)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	System sales were transferred to Synerject LLC in April 2003.

(iii)	Product warranty credits relate to reversal of warranty provision on expiry of warranty periods for systems sales which were transferred to Synerject LLC on April 1, 2003.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services			Royalties and licences			System Sales (i)			Consolidated
	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000
Segment Assets	9,686	11,810	13,448	735	509	987	—	—	40	10,421	12,319	14,475

Unallocated assets
Cash										7,972	12,350	9,007
Receivables/loans related joint venture entity										—	—	—

Consolidated Total Assets										18,393	24,669	23,482

Segment Liabilities	4,812	6,266	5,903	—	—	—	—	—	1,645	4,812	6,266	7,548

Unallocated liabilities
Income tax liabilities										—	—	—
Borrowings										19,000	19,179	19,340
Other liabilities and provisions										312	604	1,662
Provision for borrowings of joint venture entity										654	3,897	6,915

Consolidated Total Liabilities										24,778	29,946	35,465

Consolidated Net Assets/(Liabilities)										(6,385)	(5,277)	(11,983)

Segment Acquisitions of Non current assets	427	787	206	—	—	—	—	—	—	427	787	206

Unallocated acquisitions
Loan to related joint venture entity										—	—	147

Consolidated Acquisitions of Non current assets										427	787	353

(i)	System sales were transferred to Synerject LLC in April 2003.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America			Europe			Asia			Australia			Consolidated
	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000	2005 $’000	2004 $’000	2003 $’000
Segment revenue	2,423	1,971	32,041	1,154	1,542	3,743	2,783	5,647	3,870	4,109	5,584	3,630	10,469	14,744	43,284

Segment Assets	745	501	1,025	185	405	635	1,209	650	603	8,282	10,763	12,212	10,421	12,319	14,475

Acquisitions of Non current assets	—	—	—	—	—	—	—	—	—	427	787	206	427	787	206

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographical Segments (secondary reporting) (Continued)

	2005 A$’000	2004 A$’000	2003 A$’000
Revenue by geographical location of customers
Australia	4,109	5,584	3,630
United States of America*	2,280	1,855	25,814
Canada*	143	116	6,227
Japan*	1,278	3,388	2,240
India	798	887	834
China	162	687	345
Malaysia	415	614	369
Taiwan	130	71	82
Italy	448	181	2,364
France	454	927	1,107
United Kingdom	252	383	—
Germany	—	51	272
Other income - Australia	1,128	2,017	3,187

Total Revenue	11,597	16,761	46,471

Revenue by major customer ( > 10% total revenues)
Australia (2 customers)	2,498	4,701	3,053
United States of America (1 customer)*	1,639	1,575	25,504
Canada (1 customer)*	143	116	6,227
Japan (1 customer)	—	1,837	861

	4,280	8,229	35,645

Total long lived assets by location of assets
United States of America	—	—	—
Australia	7,424	8,449	10,382

	7,424	8,449	10,382

*	2003 includes system sales prior to the transfer of the Marine and Recreation system sales business to Orbital’s 50% joint venture, Synerject LLC on 1 April 2003.

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 36% of total revenue in fiscal 2005. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. The three customers referred to above accounted for 28% of Orbital’s total revenue in fiscal 2004.

Our major customers (i.e. 10% of total revenue as detailed above) in both the United States of America and Canada are licensees.

The significant majority of sales revenue from France, Italy, India and Taiwan is derived from licensees.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2005, two customers accounted for 73% (2004: 73%) of Synerject’s total revenue.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000
8.	CASH
	Cash at bank	44	163
	Cash at bank - US dollars	71	63
	Cash at bank - European currency units	26	28
	At call deposits - financial institutions	947	1,518
	Bank bills	6,884	10,578

		7,972	12,350

9.	RECEIVABLES

9.1	Current
	Trade debtors	2,311	2,665
	Trade receivable from joint venture entity	44	66
	Less: Provision for doubtful trade debtors	(47)	(25)

		2,308	2,706
	Other debtors	611	679

		2,919	3,385

10.	INVENTORIES
	Raw materials and stores - at recoverable amount	12	31

11.	OTHER ASSETS
	Current
	Prepayments	63	438
	Deferred costs on foreign currency hedge contracts	3	16

		66	454

12.	OTHER FINANCIAL ASSETS
	Investment in PT Texmaco Perkasa Engineering Tbk - at cost	6,446	6,446
	Less: provision for diminution in the carrying value of investments	(6,446)	(6,446)

		—	—

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

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000
13.	PROPERTY, PLANT AND EQUIPMENT
	Freehold land
	At deemed cost	1,091	1,091

	Buildings
	At deemed cost	3,057	3,057
	Less: accumulated depreciation	(730)	(650)

		2,327	2,407

	Plant and equipment
	At cost	14,678	17,942
	Less: accumulated depreciation	(10,994)	(13,637)

		3,684	4,305

	At recoverable amount	1,964	1,964
	Less: accumulated depreciation	(1,642)	(1,555)

		322	409

	Leased assets
	At cost	—	602
	Less: accumulated amortisation	—	(365)

		—	237

	Total property, plant and equipment - net book value	7,424	8,449

	Reconciliations
	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
	Freehold land
	Carrying amount at beginning of year	1,091	1,091

	Carrying amount at end of year	1,091	1,091

	Buildings
	Carrying amount at beginning of year	2,407	2,488
	Depreciation	(80)	(81)

	Carrying amount at end of year	2,327	2,407

	Plant and equipment
	Carrying amount at beginning of year	4,714	6,435
	Additions and transfers	625	787
	Disposals	(16)	(96)
	Write-downs to recoverable amount	—	(844)
	Depreciation	(1,317)	(1,568)

	Carrying amount at end of year	4,006	4,714

	Leased assets
	Carrying amount at beginning of year	237	368
	Disposals	—	(14)
	Purchased and transferred to plant and equipment	(198)	—
	Amortisation	(39)	(117)

	Carrying amount at end of year	—	237

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

13.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 15 July 2004 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,417,609, (2004: $3,497,916). The land and buildings are recorded at deemed cost; the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

			2005 A$’000	2004 A$’000
14.	PAYABLES
	Current
	Trade creditors and accruals		2,013	2,600
	Revenues received in advance		336	1,255

			2,349	3,855

15.	INTEREST BEARING LIABILITIES

15.1	Current
	Lease liabilities	21.2	—	167

15.2	Non-Current
	Lease liabilities	21.2	—	12

15.3	Financing Arrangements
	The consolidated entity has standby arrangements with banks to provide support facilities:
	Total facilities available
	Performance guarantee facility		—	69
	Corporate credit card facility		250	250
	Multi-option credit facility		750	750

			1,000	1,069

	Facilities utilised at balance date
	Performance guarantee facility		—	69
	Corporate credit card facility		5	6

			5	75

	Facilities not utilised at balance date
	Corporate credit card facility		245	244
	Multi-option credit facility		750	750

			995	994

The consolidated entity also has access to a forward exchange contract facility of $3.500 million at 30 June 2005 (2004: $3.500 million) of which $0.652 million has been utilised at 30 June 2005 (2004: $1.361 million).

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,500,000 (2004: $4,569,055).

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000
16.	NON INTEREST BEARING LIABILITIES
	Loans and advances - secured (a)	19,000	19,000

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

		2005 A$’000	2004 A$’000
17.	PROVISIONS

17.1	Current
	Employee entitlements - including on-costs	1,055	1,272
	Redundancy benefits	257	—
	Systems warranty (a)	212	261
	Other	16	12

		1,540	1,545

17.2	Non-Current
	Employee entitlements - including on-costs	1,135	1,127
	Systems warranty (a)	100	343

		1,235	1,470

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

17.3	Aggregate Liability for employee entitlements	2,447	2,399

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	4.0%	4.0%
	Discount rate	5.1%	6.0%
	Settlement term (years)	10	10
	Number of employees

	Number of employees at year end	90	93

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000
17.	PROVISIONS (CONTINUED)

17.4	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
	Redundancy benefits - current
	Carrying amount at beginning of year	—	255
	Provision made (credit) during the year	257	(107)
	Payments made during the year	—	(148)

	Carrying amount at end of year	257	—

	Systems warranty - current
	Carrying amount at beginning of year	261	471
	Provision made during the year - net of (expired)	(233)	(442)
	Net foreign exchange (gain) loss on translation	(59)	(53)
	Reclassified (to) from non current	243	285

	Carrying amount at end of year	212	261

	Systems warranty - non current
	Carrying amount at beginning of year	343	628
	Reclassified (to) from current	(243)	(285)

	Carrying amount at end of year	100	343

	Surplus lease space - current
	Carrying amount at beginning of year	—	321
	Provision made (credit) during the year	—	(832)
	Payments made during the year	—	(470)
	Reclassified (to)/from non current	—	981

	Carrying amount at end of year	—	—

	Surplus lease space - non current
	Carrying amount at beginning of year	—	981
	Reclassified (to)/from current	—	(981)

	Carrying amount at end of year	—	—

	Other provisions - current
	Carrying amount at beginning of year	12	121
	Provision made during the year	4	2
	Payments made during the year	—	(111)

	Carrying amount at end of year	16	12

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

			2005 A$’000	2004 A$’000	2003 A$’000
18.	OTHER NON-CURRENT LIABILITIES
	Provision for borrowings of Synerject LLC	18.2	654	3,897	6,915

INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC)

As at 30 June 2005, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%; 30 June 2003: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process.

18.1	Share of net profit of Synerject LLC (being adjustment to provision for borrowings of Synerject LLC)
	Share of profit from ordinary activities before income tax expense	2,658	2,584	1,197
	Share of income tax expense	(21)	(198)	(228)

	Share of net profit as disclosed by the joint venture entity	2,637	2,386	969
	Adjustment - reversal amortisation of intangible	299	314	382

	Share of net profit of Synerject LLC	2,936	2,700	1,351

18.2	Provision for borrowings of Synerject LLC (refer also note 23.1)
	Liability at beginning of year	(3,897)	(6,915)	(21,026)
	Investments during the year	—	—	10,541
	Share of net profit of Synerject LLC	2,936	2,700	1,351
	Exchange difference on foreign currency translation	307	318	2,219

	Liability at end of year	(654)	(3,897)	(6,915)

18.3	Commitments
	Share of Synerject LLC’s operating lease commitments payable:
	Within one year	398	552	574
	One year or later and no later than five years	1,630	1,791	1,958
	Later than five years	35	492	1,032

		2,063	2,835	3,564

	Share of Synerject LLC’s plant and equipment expenditure commitments contracted but not provided for and payable:
	Within one year	49	22	49
	One year or later and no later than five years	—	—	—
	Later than five years	—	—	—

		49	22	49

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

18	INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC) (CONTINUED)

		2005 A$’000	2004 A$’000	2003 A$’000
18.4	Summary financial position of Synerject LLC
	The consolidated entity’s share of assets and liabilities of Synerject LLC is as follows:
	Current assets	9,137	7,918	8,948
	Non-current assets	7,562	9,716	11,641

	Total assets	16,699	17,634	20,589

	Current liabilities	6,546	6,249	6,716
	Non-current liabilities	6,808	10,569	15,846

	Total liabilities	13,354	16,818	22,562

	Net assets - as reported by Synerject LLC	3,345	816	(1,973)
	Foreign currency translation reserve	(456)	(496)	(226)
	Elimination of inter-entity transactions
	Elimination of intangibles (net of amortisation)	(3,543)	(4,217)	(4,716)

	Net asset/(deficiency) - adjusted	(654)	(3,897)	(6,915)

18.5	Potential future changes to percentage shareholding in Synerject LLC

As at 30 June 2005, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%; 30 June 2003: 50%).

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until 30 September 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to 30 June 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject.

The maximum change in shareholdings as a result of the above is 10% i.e. ownership percentages of 40 : 60.

As equity accounting for Synerject has been discontinued until losses are recouped there would be no change in the provision for borrowings of Synerject in Orbital’s financial statements at 30 June 2005 as a result of any recalculation above.

There is an option for the joint venturer who has the minority shareholding at 30 June 2006 to reinstate the 50 : 50 ownership by purchasing shares from the other joint venturer at a price of US$400,000 for each 1% of Synerject.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

		2005 A$’000	2004 A$’000
19.	CONTRIBUTED EQUITY
	Issued and paid-up capital
	410,595,878 (2004: 410,017,878) ordinary shares, fully paid	216,768	216,768

	Ordinary Shares
	Balance at the beginning of year	216,768	213,467
	Shares issued:
	578,000 (2004: 645,604) shares issued pursuant to employee share plans	—	—
	Nil (2004: 29,392,691) shares issued pursuant to share purchase plan	—	3,527
	Transaction costs arising from issue of shares pursuant to share purchase plan	—	(226)

		216,768	216,768

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

19.1	Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During 2005 there were 578,000 shares issued under Plan 1 to eligible employees at a market value of $0.080 million being 13.84 cents per share (2004: 495,604 shares with market value of $0.092 million).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 2,115,000 shares were offered to 12 executives (2004: 1,780,000 shares offered to 13 executives). At the discretion of the Board of Directors, during the 2004 year 150,000 shares were issued under the Executive Long Term Plan to retrenched executives. Performance targets under the LTI have not been met since the inception of the LTI and shares have not been issued as a result.

19.2	Employee Share Options

No options over unissued shares were granted during or since the end of the 2005 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

As at June 30, 2005, the following options over unissued ordinary shares were outstanding under previous employee share plans. All options were forfeited on 28 September 2005 upon expiration of their terms.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2005 was $0.10 (30 June 2004: $0.14).

2000 Series B options are only exercisable once their hurdle price of $2.42 has been attained.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

			2005 A$’000	2004 A$’000
20.	ACCUMULATED LOSSES
	Accumulated losses at beginning of the year		(222,045)	(225,450)
	Net profit/(loss) attributable to members of the parent entity		(1,108)	3,405

	Accumulated losses at end of the year		(223,153)	(222,045)

21.	COMMITMENTS

21.1	Operating Lease Commitments
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year		14	64
	- Later than one year but not later than five years		33	—

			47	64

21.2	Finance Lease Commitments
	Finance lease rentals are payable as follows:
	- Not later than one year		—	172
	- Later than one year but not later than five years		—	12

			—	184
	- Less: Future lease finance charges		—	(5)

			—	179

	Lease liabilities provided for in the financial statements
	- Current	15.1	—	167
	- Non-current	15.2	—	12

	Total lease liabilities		—	179

22.	SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

23.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

23.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2005, Orbital’s share of Synerject’s financing obligations amounted to A$9.189 million (US$7.000 million) (30 June 2004: A$12.225 million (US$8.500 million); 30 June 2003: A$14.970 million (US$10.000 million)).

The Company has booked a liability of A$0.654 million (30 June 2004: A$3.897 million; 30 June 2003: A$6.915 million) in the financial statements with respect to its 50% share of the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above, (refer note 18).

23.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

24. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Note	Class of Shares	Consolidated Entity Interest
			2005%	2004%
Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd		Ord	100	100
(previously Orbital Engine Company (Australia) Pty Ltd)
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd		Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3
- S T Management Pty Ltd	(b1)	Ord	100	100
- OFT Australia Pty Ltd	(b1)	Ord	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	(b)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100
- Orbital SEFIS Company LLC	(b)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom at its then market value (expected to be A$2.00 in the aggregate) on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.

(b)	Dormant for the years ended 30 June 2005 and 30 June 2004.

(b1)	Dormant for the years ended 30 June 2005 and 30 June 2004 apart from inter-group debt forgiveness.

25.	RELATED PARTIES

25.1	Directors and Specified Executives

The names of each person holding the position of director of Orbital Corporation Limited during the year are Messrs D W J Bourke, P C Cook, J R Marshall and J G Young.

Details of directors’ and specified executives’ remuneration and retirement benefits are set out in the following tables.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving director’ interests subsisting at year end.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Remuneration Policies

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Remuneration levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ remuneration is competitive in the market place. A senior executive’s remuneration is also reviewed on promotion.

Performance-linked remuneration

Performance linked remuneration includes both short-term and long-term incentives and is designed to reward executive directors and senior executives for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT) and cash. These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below the minimum.

Sales and marketing executives may receive bonuses based on the achievement of both an individual sales target, set having regard to the nature of the sales region and target customers, and an overall sales target.

In the 2005 financial year the consolidated entity did not meet budgeted targets with the result that no bonuses have been earned under the STI plan.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted for no cash consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the consolidated entity’s performance against its peer group.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Long-term Incentive (Continued)

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2005 financial year as the company’s performance against its peer group ranked it below the 50th percentile. There are 4,930,000 potential ordinary shares outstanding under the executive long term share plan at 30 June 2005. (2004: 3,115,000 and 2003: 1,600,000).

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years:

	2005	2004	2003	2002	2001
EBIT ($ Millions)	(1.734)	2.881	(1.967)	(26.555)	(29.637)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.035)	0.015	(0.175)	(0.430)	(1.100)
Return of capital	—	—	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have only been met in the 2003 and 2004 years, when the company recorded significant improvement in its results. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

Service Agreements

The service contract for the CEO is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The CEO has the right to terminate the contract on 3 months notice. The CEO has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

No retirement benefits are payable to non-executive Directors.

Details of the nature and amount of each major element of remuneration of each Director of the Company and consolidated entity who receive the highest remuneration, and those specified executives identified in accordance with Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities are detailed in the table below.

	Year	Total Remuneration $	Salary and Director’s Fees $	Bonuses $ (a)	Other Benefits $	Termination Benefits $	Employer Superannuation Contributions $	Employee Share Plans $ (b)
Specified Directors
Donald W J Bourke	2005	110,712	96,376	—	5,572	—	8,764	—
Chairman (Non-executive) (c)	2004	89,696	82,290	—	—	—	7,406	—

Peter C Cook (d)	2005	468,909	408,257	—	60,661	—	48,991	(49,000)
Director and Chief Executive Officer	2004	596,744	408,257	51,175	47,654	—	48,991	40,667

J Grahame Young	2005	53,159	48,770	—	—	—	4,389	—
Director (Non-executive)	2004	47,512	43,589	—	—	—	3,923	—

John R Marshall	2005	56,605	51,156	—	5,449	—	—	—
Director (Non-executive)	2004	43,624	43,624	—	—	—	—	—

Ross W Kelly - Retired Chairman (Non-executive)	2004	18,647	17,107	—	—	—	1,540	—

Total, all specified directors	2005	689,385	604,559	—	71,682	—	62,144	(49,000)
	2004	796,223	594,867	51,175	47,654	—	61,860	40,667

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

(c)	Mr Bourke was appointed in August 2003.

(d)	Mr Cook’s resignation, which takes effect from 30 September 2005, was announced to the Australian Stock Exchange on 12 July 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Specified Executives

	Year	Total $	Salary and Director’s Fees $	Bonuses $ (a)	Other Benefits $	Termination Benefits $	Employer Superannuation Contributions $	Employee Share Plans $ (b)
Specified Executives
Keith A Halliwell	2005	247,635	220,880	—	—	—	24,278	2,477
Chief Financial Officer & Joint Company Secretary	2004	276,138	192,762	48,300	—	—	21,001	14,075

Rodney A Houston (c)	2005	206,218	182,124	—	—	—	19,694	4,400
Director of Engineering and Chief Operating Officer	2004	228,419	175,947	21,850	—	—	15,455	15,167

B Anthony Fitzgerald	2005	207,143	184,810	—	—	—	17,600	4,733
Director of Sales and Marketing	2004	223,021	178,697	15,086	—	—	16,655	12,583

Kenneth N Johnsen (d)	2005	454,225	209,867	—	—	256,876	21,432	(33,950)
Business Development Director - Australia	2004	258,980	209,098	13,830	—	—	21,977	14,075

Tom P Baskovich	2005	149,548	133,359	—	—	—	15,059	1,130
Director of Patents & Licensing	2004	159,067	134,350	6,772	—	—	14,178	3,767

John B Abbott	2005	133,458	118,126	—	—	—	13,960	1,372
Corporate Solicitor & Joint Company Secretary	2004	137,074	112,092	7,076	—	—	13,223	4,683

Total, all specified executives	2005	1,398,227	1,049,166	—	—	256,876	112,023	(19,838)
	2004	1,282,699	1,002,946	112,914	—	—	102,489	64,350

Other Executives
Robert A Schmidt (e)	2005	201,247	187,411	—	5,463	—	7,373	1,000
North American Sales Executive and US Resident Officer	2004	208,675	194,985	—	4,814	—	7,876	1,000

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

(c)	Dr Houston was appointed Chief Operating Officer subsequent to the end of the financial year on 12 July 2005. Dr Houston assumed the role of Chief Executive Officer from 1 October 2005.

(d)	Mr Johnsen’s position has become redundant with termination benefits payable for 33 years of service reflected at 30 June 2005.

(e)	Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7618 (2004: 0.6939). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Analysis of Bonuses and performance based Remuneration

No short-term incentive cash bonuses were awarded as remuneration to any director of the Company or any of the five highest paid executives of the Company and the consolidated entity in respect of the 2005 income year.

	Year	Total Remuneration $	Bonuses $ (a)	Employee Share Plans $(b) & (c)	Proportion of remuneration performance related %	Value of share plans as proportion of remuneration %
Executive Directors
Peter C Cook	2005	468,909	—	(49,000)	-10.4%	-10.4%
Director and Chief Executive Officer	2004	596,744	51,175	40,667	15.4%	6.8%

Executives (within the 5 highest remunerated)
Keith A Halliwell	2005	247,635	—	2,477	1.0%	1.0%
Chief Financial Officer & Joint Company Secretary	2004	276,138	48,300	14,075	22.6%	5.1%

Rodney A Houston	2005	206,218	—	4,400	2.1%	2.1%
Director of Engineering and Chief Operating Officer	2004	228,419	21,850	15,167	16.2%	6.6%

B Anthony Fitzgerald	2005	207,143	—	4,733	2.3%	2.3%
Director of Sales and Marketing	2004	223,021	15,086	12,583	12.4%	5.6%

Kenneth N Johnsen	2005	454,225	—	(33,950)	-7.5%	-7.5%
Business Development Director - Australia	2004	258,980	13,830	14,075	10.8%	5.4%

Robert A Schmidt	2005	201,247	—	1,000	0.5%	0.5%
North American Sales Executive and US Resident Officer	2004	208,675	—	1,000	0.5%	0.5%

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plan No. 1 is based upon the market value (at offer date) of shares offered.

(c)	Represents the movement in the cumulative fair value of shares offered over the past 3 years for which it is considered that the performance conditions will be met, amortised over the 3 year vesting period. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2002 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2005 financial year. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Analysis of Shares Offered as Remuneration

Details of the nature and amount of the shares offered under the LTI to each specified director of the Company and each of the specified executives of the Company and the consolidated entity are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (b) $	Number of Shares Offered	Number of Shares Granted	Value (c) $
Specified Directors
Peter C Cook	7,225	$0.14	1,000	600,000	—	(50,000)
Specified Executive Officers
Keith A Halliwell	7,225	$0.14	1,000	300,000	—	1,477
Rodney A Houston	7,225	$0.14	1,000	300,000	—	3,400
B Anthony Fitzgerald	7,225	$0.14	1,000	200,000	—	3,733
Kenneth N Johnsen	7,225	$0.14	1,000	150,000	—	(34,950)
Tom P Baskovich	7,225	$0.14	1,000	80,000	—	130
John B Abbott	7,225	$0.14	1,000	85,000	—	372

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plan No. 1 is based upon the market value (at offer date) of shares offered.

(c)	Represents the movement in the cumulative fair value of shares offered over the past 3 years for which it is considered that the performance conditions will be met, amortised over the 3 year vesting period. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2002 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2005 financial year. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.1	Directors and Specified Executives (Continued)

Directors’ and Senior Executives’ Remuneration (Continued)

Movements in Shares

The movements during the reporting period by number of ordinary shares in Orbital Corporation Limited held by each specified director of the Company and each specified executive of the Company and the consolidated entity are as follows:

	Held at 1 July 2004	Purchases	Issued under Employee Share Plan	Held at 30 June 2005
Specified Directors
D W J Bourke	100,000	—	—	100,000
P C Cook	48,287	—	7,225	55,512
J G Young	111,572	38,334	—	149,906
J R Marshall	66,880	—	—	66,880
Specified Executives
K A Halliwell	139,306	—	7,225	146,531
R A Houston	51,259	—	7,225	58,484
B A Fitzgerald	79,490	—	7,225	86,715
K N Johnsen	156,595	—	7,225	163,820
T P Baskovich	45,764	—	7,225	52,989
J B Abbott	38,042	—	7,225	45,267

Analysis of Movements in Options

The movements during the reporting period by number, of options over ordinary shares in Orbital Corporation Limited held by each director of the Company and each of the five highest paid executives of the Company and the consolidated entity are as follows:

Executives	Held at 1 July 2004	Exercised	(Expired)	Vested & Exercisable at 30 June 2005	Vested & Unexercisable at 30 June 2005
K A Halliwell	35,000	—	—	4,000	31,000
R A Houston	17,000	—	—	4,000	13,000
B A Fitzgerald	25,000	—	—	4,000	21,000
K N Johnsen	44,300	—	(9,300)	4,000	31,000

The expired options had nil value at the date of expiry.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES (CONTINUED)

25.2	Controlled Entities

Details of interest in controlled entities are set out in Note 24. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	2005 A$’000	2004 A$’000
Receivables (after provision)
Non-current	13,573	7,152

Borrowings
Non-current	11,684	15,138

Interest is not charged on inter-company loans.

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

25.3	Other Related Parties

Details of dealings with other related parties, being Joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the consolidated entity at balance date are:

	2005 A$’000	2004 A$’000
Receivables
Current	44	66

Payables
Current	58	16

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.147 million (2004: $0.376 million) and purchased goods and services to the value of $0.176 million (2004: $0.365 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

26.	NOTES TO THE STATEMENTS OF CASH FLOWS

26.1	Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

		NOTE	2005 A$’000	2004 A$’000	2003 A$’000
	Cash		7,972	12,350	9,007

26.2	Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities
	Profit/(loss) from ordinary activities after income tax		(1,108)	3,405	(1,865)
	Add/(less) items classified as investing/financing activities:
	Profit on sale of property, plant and equipment	2	(40)	(201)	(282)
	Add/(less) non-cash items:
	Depreciation	3.3	1,397	1,649	2,116
	Amortisation of leased assets	3.3	39	117	175
	Plant and equipment write-down	3.3	—	844	—
	Provision for doubtful debts	3.3	22	8	17
	Prepaid marketing expense		—	—	483
	Amounts set aside for redundancy provision	3.1	257	(107)	—
	Reversal surplus lease space provision		—	(832)	—
	Amounts set aside to warranty and other provisions		(229)	(440)	(1,322)
	Share of net profit of joint venture entity		(2,936)	(2,700)	(1,351)
	Net foreign exchange gains	2	(349)	(367)	(1,894)
	Net cash provided by/(used in) operating activities before changes in assets and liabilities		(2,947)	1,376	(3,975)

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		457	(93)	3,365
	Decrease in inventories		19	63	601
	(Increase)/decrease in prepayments and other		375	245	(211)
	(Decrease)/increase in payables		(1,515)	(107)	(1,679)
	(Decrease)/increase in employee provisions		(209)	(209)	(2,777)
	(Decrease)/increase in other provisions		—	(581)	(2,268)

			(873)	(682)	(2,969)

	Net cash provided by/(used in) operating activities		(3,820)	694	(6,944)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

27.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

27.1	Foreign Exchange Risk

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

	CONSOLIDATED
	2005	2004	2005 $’000	2004 $’000

	Weighted average rate
Sell US dollars
Not later than one year	0.7666	0.6983	652	1,361

Foreign currency receivables and payables have been translated in the Statement of Operations at year end, utilising the exchange rates applicable as at 30 June 2005 being: United States Dollars 0.7618 and European Currency Units 0.6394 (2004: 0.6936, 0.5795 and Japanese Yen 75.67 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

		AVERAGE RATE		2005 A$’000	2004 A$’000
		2005	2004
(i)	United States Dollars
	Amounts Receivable
	Current	0.7747	0.6993	449	127

	Amounts Payable
	Current	0.7659	0.7101	61	41

(ii)	European Currency Units
	Amounts Receivable
	Current	0.6079	0.5779	84	46

(iii)	Japanese Yen
	Amounts Receivable
	Current	—	80.55	—	32

27.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised in the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

27.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

27.3	Interest Risk

	Weighted average interest rate	Floating interest rate A$’000	Fixed Interest Maturing In		Non- interest bearing A$’000	Total A$’000
			1 year or less A$’000	1 to 2 years A$’000
2005
Financial assets
Cash assets	5.54%	1,088	6,884	—	—	7,972
Receivables	—	—	—	—	2,919	2,919

		1,088	6,884	—	2,919	10,891

Financial liabilities
Payables	—	—	—	—	2,349	2,349
Non interest bearing loan	—	—	—	—	19,000	19,000
Employee benefits	5.11%	2,190	—	—	257	2,447

		2,190	—	—	21,606	23,796

2004
Financial assets
Cash assets	5.32%	1,772	10,578	—	—	12,350
Receivables	—	—	—	—	3,385	3,385

		1,772	10,578	—	3,385	15,735

Financial liabilities
Payables	—	—	—	—	3,855	3,855
Non interest bearing loan	—	—	—	—	19,000	19,000
Lease liabilities	5.71%	—	167	12	—	179
Employee benefits	6.00%	2,398	—	—	—	2,398

		2,398	167	12	22,855	25,432

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

27.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

27.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	2005		2004
	Carrying amount A$’000	Net fair value A$’000	Carrying amount A$’000	Net fair value A$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash assets	7,972	7,972	12,350	12,350
Receivables	2,919	2,919	3,385	3,385
Forward foreign exchange contracts	3	7	9	(23)
Financial liabilities
Payables	2,349	2,349	3,855	3,855
Non interest bearing loan	19,000	12,187	19,000	11,595
Lease liabilities	—	—	179	179
Employee benefits	2,447	2,447	2,399	2,399

The net fair value of the non-interest bearing loan has been calculated by discounting the future cash flows at the Australian 10 year bond yield at June 30, 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 30 June 2005.

Transition Management

The Board has established a formal implementation project, monitored by the Audit Committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005.

The project is achieving its scheduled milestones and the consolidated entity is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff. This phase included:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	evaluation of the implications for staff; for example, training requirements.

The assessment and planning phase is complete as at 30 June 2005.

Design and implementation phase

This phase formulated the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS.

This phase incorporated:

•	formulation of revised accounting policies and procedures for compliance with AIFRS requirements;

•	identification of potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS;

•	development of revised AIFRS disclosures;

•	design of accounting and business processes to support AIFRS reporting obligations;

•	identification and planning of required changes to financial reporting and business source systems;

•	development of training programs for staff; and

•	implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff enabling the consolidated entity to generate the required reconciliations and disclosures of AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards.

This phase is substantially complete as at 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

Impact of transition to AIFRS

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies, is based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company’s and consolidated entity’s financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary; therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS. Consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of: -

•	changes in financial reporting requirements that are relevant to the Company’s and consolidated entity’s first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report;

•	additional guidance on the application of AIFRS in a particular industry or to a particular transaction;

•	changes to the Company’s and consolidated entity’s operations.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

	1 JULY 2004			30 JUNE 2005
	AGAAP $’000	Transition impact $’000	AIFRS $’000	AGAAP $’000	Transition impact $’000	AIFRS $’000
Reconciliations of statements of financial position
Current Assets
Cash	12,350	—	12,350	7,972	—	7,972
Receivables	3,385	—	3,385	2,919	—	2,919
Inventories	31	—	31	12	—	12
Other	454	—	454	66	—	66

Total Current Assets	16,220	—	16,220	10,969	—	10,969

Non-Current Assets
Property, plant & equipment (note a)	8,449	—	8,449	7,424	—	7,424
Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300

Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724

Total Assets	24,669	6,540	31,209	18,393	6,300	24,693

Current Liabilities
Payables	3,855	—	3,855	2,349	—	2,349
Interest-bearing liabilities	167	—	167	—	—	—
Provisions	1,545	—	1,545	1,540	—	1,540

Total Current Liabilities	5,567	—	5,567	3,889	—	3,889

Non-Current Liabilities
Interest-bearing liabilities	12	—	12	—	—	—
Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000
Provisions	1,470	—	1,470	1,235	—	1,235
Other	3,897	—	3,897	654	—	654

Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889

Total Liabilities	29,946	—	29,946	24,778	—	24,778

Net Assets/(Liabilities)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

Equity
Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768
Reserves (note d)	—	—	—	—	(371)	(371)
Accumulated losses	(222,045)	6,540	(215,505)	(223,153)	6,671	(216,482)

Total Equity/(Deficiency)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	For the year ended 30 June 2005
	AGAAP $’000	Transition impact $’000	AIFRS $’000
Reconciliations of statements of operations
Revenue from trading activities	10,469	—	10,469
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	(371)	371	—
Other income from ordinary activities (note a)	1,499	(16)	1,483

Total Revenue	11,597	355	11,952
Borrowing costs - Interest expense	(3)	—	(3)
Net book value of asset disposals (note a)	(16)	16	—
Employee compensation (expense) / credit (note c)	—	(1)	(1)
Other expenses from ordinary activities	(15,736)	—	(15,736)
Share of net profit of Synerject LLC	2,936	—	2,936

Profit/(loss) from ordinary activities before related income tax	(1,222)	370	(852)
Income tax (expense) / benefit (note b)	114	(240)	(126)

Net Profit/(loss) after related income tax	(1,108)	130	(978)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

$’000
Accumulated (losses) reconciliations:
Accumulated (losses) as at 1 July 2004 under AGAAP	(222,045)
AIFRS reconciliation:
- Impact of taxation (note b)	6,540
- Carrying value of controlled entities	—

Accumulated (losses) as at 1 July 2004 under AIFRS	(215,505)

Accumulated (losses) as at 30 June 2005 under AGAAP	(223,153)
AIFRS reconciliation:
- Impact of taxation (note b)	6,300
- Employee share compensation expense (note c)	(1)
- Loss on translation of foreign controlled entities (note d)	371
- Share based payments (note c)	1
- Carrying value of controlled entities	—

Accumulated (losses) as at 30 June 2005 under AIFRS	(216,482)

AIFRS reconciliation:
- Non interest bearing liabilities to amortised cost (note e)	6,813

Accumulated (losses) as at 1 July 2005 under AIFRS	(209,669)

(a)	Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS. However, as permitted by the election available under AASB 1, at transition freehold land and buildings are expected to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

The asset revaluation reserve balance relating to these assets is nil and therefore there will be no derecognition required at transition date.

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(b)	Taxation

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

A deferred tax asset will be recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. This will result in earlier recognition of previously unrecognised tax losses. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the consolidated entity, at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense by $240,000 for the consolidated entity. Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase by $6,300,000 and $Nil respectively as at 30 June 2005.

(c)	Employee Benefits

Share based payments

Under current Australian GAAP no expense is recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance – based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002 which have vested before 1 January 2005. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and retained earnings are expected to be increased by $1,000 in the consolidated entity, representing shares expense for the period.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(d)	Foreign Currency

Financial statements of foreign operations

Under current Australian GAAP Orbital considers its foreign operations as integrated and therefore the assets and liabilities of operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

This differing treatment is expected to result in $0.371 million in foreign exchange translation losses of the consolidated entity for the year ended 30 June 2005 being reclassified to foreign currency translation reserve under AIFRS, thereby improving the result for the period.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(e)	Financial Instruments

Orbital expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation, and AASB 139 Financial Instruments: Recognition and Measurement. There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current Australian GAAP is expected to continue to apply.

The consolidated entity has followed Australian GAAP in accounting for financial instruments within the scope of AASB 132 and AASB 139 as described in Note 1 Statement of significant accounting policies.

As at 1 July 2005 the expected adjustment is that the $19,000,000 non-interest bearing loan from the Government of Western Australia is to be restated at amortised cost using the effective interest rate method. This is expected to result in a decrease in non-current loans payable of $6,812,769 and a corresponding increase to retained earnings (decrease to accumulated losses) together with an interest charge for the year ended 30 June 2006 of $622,170.

Total Equity/(Deficiency) as at 30 June 2005 under AIFRS	(85)
- Non interest bearing liabilities to amortised cost (note e)	6,813

Total Equity/(Deficiency) as at 1 July 2005 under AIFRS	6,728

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(e)	Financial Instruments (Continued)

Impact of change in accounting policy on prior periods

The nature of the main adjustments to the transitional AIFRS balance sheet as at 1 July 2004 and the statement of financial performance for the financial year ended 30 June 2005 to achieve full compliance with AIFRS had accounting standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement been applied from 1 July 2004 would have been:

•	The $19,000,000 non-interest bearing loan from the Government of Western Australia would have been restated at amortised cost using the effective interest rate method. This would be expected to result in a decrease in non-current loans payable of $7,404,719 and a corresponding increase to retained earnings (decrease to accumulated losses) together with an interest charge for the year ended 30 June 2005 of $591,951.

(f)	Equity accounting investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity takes up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under AIFRS the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to zero and the consolidated entity provides for additional losses and recognises a liability to the extent that the consolidated entity has incurred legal obligations such as Orbital’s guarantee of Synerject obligations. AIFRS applies the requirements of AASB139 (Financial instruments: Recognition and measurement) to determine whether it is necessary to recognise any additional loss with respect to the consolidated entity’s net investment in the associate. These requirements include estimating the present value of the estimated future cash flows expected to be generated by the associate.

The differing standards are not expected to result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

29.	RECONCILIATION OF ACCOUNTS TO US GAAP - RESTATED

The consolidated financial statements are prepared in accordance with Australian GAAP which differ in certain significant respects from US GAAP.

The significant differences between AUS GAAP and US GAAP that affect the Company’s financial statements are presented below and described in Note 30 on a restated basis. In addition, certain consolidated financial statement information required by US GAAP that is not otherwise required by AUS GAAP is also provided below on a restated basis (see Note 30).

		NOTE		2005 A$’000	2004 A$’000	2003 A$’000
					Restated	Restated
29.1	Profit and Loss Account
	Net profit/(loss) reported under AUS GAAP			(1,108)	3,405	(1,865)
	Employee stock compensation	30	(a)	(249)	(122)	(254)
	Licence and marketing agreements	30	(b)	—	—	484
	Deferred tax (expense)/credit	30	(c)	(240)	6,540	—
	Accounting standard change AUS GAAP	30	(d)	—	—	(40)
	Foreign currency hedge contracts	30	(e)	32	(32)	—
	Synerject foreign currency translation adjustments	30	(f)	(307)	(318)	(2,219)
	Licencee payments	30	(g)	(344)	(162)	73

	Net profit/(loss) according to US GAAP			(2,216)	9,311	(3,821)

	Other Comprehensive Income, net of nil tax
	Share of movement of Synerject foreign currency translation reserve net of nil tax	30	(f)	(39)	270	321
	Other foreign currency translation adjustments for Synerject net of nil tax	30	(f)	307	318	2,219

	Total other comprehensive income according to US GAAP			268	588	2,540

	Comprehensive income/(loss) according to US GAAP			(1,948)	9,899	(1,281)

	Profit/(loss) per ordinary share - US GAAP (A cents)
	- Basic			(0.54)	2.28	(1.07)
	- Diluted			(0.54)	2.28	(1.07)
	Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
	- Basic			(21.60)	91.17	(42.81)
	- Diluted			(21.60)	91.17	(42.81)
	Number of ordinary shares in calculation (000’s)
	- Basic			410,404	408,509	357,060
	- Diluted			410,404	408,509	357,060

The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

29.	RECONCILIATION OF ACCOUNTS TO US GAAP - RESTATED (CONTINUED)

29.2	Other Comprehensive Income

US GAAP defines comprehensive income as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. Examples include (in addition to profit and loss) unrealised holding gains and losses on available-for-sale securities, gains and losses from derivatives that qualify as cash flow hedges, and foreign currency translation adjustments.

The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

		NOTE	2005 A$’000	2004 A$’000	2003 A$’000
				Restated	Restated
	Opening accumulated other comprehensive income net of nil tax		2,542	1,954	(586)
	Share of movement of Synerject foreign currency translation reserve net of nil tax	30(f)	(39)	270	321
	Other foreign currency translation adjustments for Synerject net of nil tax	30(f)	307	318	2,219

	Closing accumulated other comprehensive income net of nil tax		2,810	2,542	1,954

29.3	Shareholders’ Equity
	Shareholders’ equity/(deficit) reported per AUS GAAP financial statements		(6,385)	(5,277)	(11,983)
	Deferred tax assets	30(c)	6,300	6,540	—
	Foreign currency hedge contracts	30(e)	—	(32)	—
	Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	30(f)	456	496	226
	Licencee payments	30(g)	(40)	303	465

	Shareholders’ equity/(deficit) according to US GAAP		331	2,030	(11,292)

29.4	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period		2,030	(11,292)	(13,189)
	Cumulative effect of restatement adjustments on beginning shareholders’ equity		—	—	297
	Net profit/(loss) according to US GAAP	29.1	(2,216)	9,311	(3,821)
	Equity issues - employee stock compensation	30(a)	249	122	254
	Equity issues - share purchase plan and placement (net of issue costs)		—	3,301	2,627
	Other comprehensive income
	- Share of movement of Synerject foreign currency translation reserve	30(f)	(39)	270	321
	- Other foreign currency translation adjustments for Synerject	30(f)	307	318	2,219

	Shareholders’ equity/(deficit) according to US GAAP		331	2,030	(11,292)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

29.	RECONCILIATION OF ACCOUNTS TO US GAAP - RESTATED (CONTINUED)

		NOTE	2005 A$’000	2004 A$’000	2003 A$’000
				Restated	Restated
29.5	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements		18,393	24,669	23,482
	Deferred tax assets	30(c)	6,300	6,540	—
	Foreign currency hedge contracts	30(e)	—	(32)	—

	Total assets according to US GAAP		24,693	31,177	23,482

	Total liabilities reported per AUS GAAP financial statements		(24,778)	(29,946)	(35,465)
	Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	30(f)	456	496	226
	Licencee payments	30(g)	(40)	303	465

	Total liabilities according to US GAAP		(24,362)	(29,147)	(34,774)

	Shareholders’ equity/(deficit) per US GAAP	29.3	331	2,030	(11,292)

	Total liabilities and shareholders’ equity/(deficit) per US GAAP		24,693	31,177	23,482

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED

The consolidated financial statements are prepared in accordance with Australian GAAP which differ in certain significant respects from US GAAP.

The significant differences between AUS GAAP and US GAAP that affect the Company’s consolidated financial statements are described below. In addition, certain footnote disclosure required by US GAAP that is not otherwise required by AUS GAAP is also provided below.

Subsequent to the issuance of the Company’s consolidated financial statements as of June 30 2004 and 2003, it was determined that the information previously provided with respect to the determination of net profit/(loss) and shareholders’ equity/(deficit) in accordance with US GAAP was incorrect.

Those previously issued consolidated financial statements contained financial information concerning significant differences between AUS GAAP and US GAAP and the effect of such differences on the Company’s consolidated financial information prepared in accordance with US GAAP that was incorrect due to: (i) the Company failing to recognise its 50% share of Accumulated Other Comprehensive Income relating to the foreign currency translation by Synerject of its French subsidiary; (ii) the Company previously recognising foreign currency gains/losses upon translation of its equity accounted investment in Synerject through the Profit and Loss Account; these gains/losses should have been recognised in shareholders’ equity/(deficit) as a component of Accumulated Other Comprehensive Income; and (iii) the recognition of certain customer overpayments as a liability where a contractual and legal obligation did not exist and the amortization of customers’ overpayments to income as a component of income tax (expense)/benefit.

Accordingly the Company has restated its US GAAP consolidated financial statement information as of and for each of the years ended 30 June 2004 and 2003 to recognise in shareholders’ equity/(deficit) as a component of Accumulated Other Comprehensive Income, the effect of translation of investee company financial statements denominated in a currency other than the Company’s reporting currency and to recognise customer overpayments as a liability where a contractual and legal obligation exists.

The restatements did not impact the amounts presented in the Consolidated Statement of Cash Flows for net cash provided by or used in operating activities, net cash provided by or used in investing activities or net cash provided by or used in financing activities in any of the restated periods, although it did impact certain non-cash components of cash flows provided by or used in operating activities.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

The effects of these restatements on previously reported US GAAP consolidated financial statement information are summarised in the tables below.

Net Profit / (Loss)	NOTE	2004			2003
		As previously reported A$’000	Adjustments A$’000	As restated A$’000	As previously reported A$’000	Adjustments A$’000	As restated A$’000
Operating profit/(loss)		1,617	—	1,617	(4,264)	—	(4,264)
Other income/(expense)	30(f)	1,685	(318)	1,367	2,714	(2,219)	495

Profit/(loss) before income tax		3,302	(318)	2,984	(1,550)	(2,219)	(3,769)
Income tax (expense)/benefit	30(g)	6,489	(162)	6,327	(125)	73	(52)

Net profit / (loss)		9,791	(480)	9,311	(1,675)	(2,146)	(3,821)

Other Comprehensive Income :
Share of movement of Synerject foreign currency reserve net of nil tax	30(f)	—	270	270	—	321	321
Other foreign currency translation adjustments for Synerject net of nil tax	30(f)	—	318	318	—	2,219	2,219

Total other comprehensive income		—	588	588	—	2,540	2,540

Comprehensive income/(loss)		9,791	108	9,899	(1,675)	394	(1,281)

Basic earnings per share		2.40	(0.12)	2.28	(0.47)	(0.60)	(1.07)
Diluted earnings per share		2.40	(0.12)	2.28	(0.47)	(0.60)	(1.07)
Basic earnings per ADS		95.87	(4.70)	91.17	(18.76)	(24.05)	(42.81)
Diluted earnings per ADS		95.87	(4.70)	91.17	(18.76)	(24.05)	(42.81)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

Additional Data in respect of the restatements

	NOTE	2004			2003
		As previously reported A$’000	Adjustments A$’000	As restated A$’000	As previously reported A$’000	Adjustments A$’000	As restated A$’000
Accumulated Other Comprehensive Income/(Loss)
Share of movement of Synerject Foreign Currency Reserve net of nil tax	30(f)	—	(2,046)	(2,046)	—	(1,728)	(1,728)
Other foreign currency translation adjustments for Synerject net of nil tax	30(f)	—	(496)	(496)	—	(226)	(226)

Accumulated Other Comprehensive Income/(Loss)		—	(2,542)	(2,542)	—	(1,954)	(1,954)

Shareholders’ Equity
Orbital Corporation Limited Shareholders’ Equity according to US GAAP (including Accumulated Other Comprehensive Income)		1,231	—	1,231	(11,983)	—	(11,983)
Other foreign currency translation adjustments for Synerject net of nil tax	30(f)	—	496	496	—	226	226
Licencee payments	30(g)	—	303	303	—	465	465

Orbital Corporation Limited Shareholders’ Equity according to US GAAP (including Accumulated Other Comprehensive Income)		1,231	799	2,030	(11,983)	691	(11,292)

Consolidated Balance Sheets

		2004			2003
		As previously reported A$’000	Adjustments A$’000	As restated A$’000	As previously reported A$’000	Adjustments A$’000	As restated A$’000
Total assets according to US GAAP		31,177	—	31,177	23,482	—	23,482

Other non-current liabilities	30(f)	3,897	(496)	3,401	6,915	(226)	6,689
Trade creditors and accruals	30(g)	2,600	(303)	2,297	3,231	(465)	2,766
Total liabilities according to US GAAP		29,946	(799)	29,147	35,465	(691)	34,774

Shareholders’ equity/(deficit) per US GAAP		1,231	(799)	2,030	(11,983)	(691)	(11,292)

Total liabilities and shareholders’ equity/(deficit) per US GAAP		31,177	—	31,177	23,482	—	23,482

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(a)	Accounting for Stock Based Compensation

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

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known. No compensation expense has been recognised for the years ended June 30, 2003, 2004 and 2005 because the performance hurdle criteria have not been met, and accordingly no shares were issued and the options expired on 28 September 2005.

The per share weighted average fair value of stock options granted in September 2000 was $1.00 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: expected dividend yield 0%, risk-free interest rate of 6.00%, expected volatility of 50% and an expected life of 5 years.

Stock option activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at June 30, 2002	5,350,650	$1.05
Exercised	—
Expired	(1,906,400)	$0.84

Balance at June 30, 2003	3,444,250	$1.17
Exercised	—
Expired	(1,067,650)	$0.67

Balance at June 30, 2004	2,376,600	$1.39
Exercised	—
Expired	(643,300)

Balance at June 30, 2005	1,733,300

At June 30, 2005 the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.61- $1.79 and 0.25 years, respectively.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(a)	Accounting for Stock Based Compensation (Continued)

As at June 30, 2005 there were 1,733,300 employee share plan options outstanding which are exercisable on the following basis:

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

At June 30, 2005, 2004 and 2003 the number of options exerciseable was 828,000, 1,471,300 and 2,518,950 respectively, and the weighted average exercise price of those options was $1.61, $1.15 and $0.94 respectively.

Series B options are only exercisable once their hurdle price of $2.42 has been attained. All options were forfeited on 28 September 2005 upon expiration of their terms.

The Company currently has in place Employee Share Plans pursuant to which the Company’s Board of Directors may grant stock to employees, including an Executive long term share plan with the number of shares vesting after 3 years subject to market performance conditions, refer Note 25.1 to the financial statements for details.

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

		2005 A$’000	2004 A$’000	2003 A$’000
			Restated	Restated
Net profit/(loss) (US GAAP)	As reported	(2,216)	9,311	(3,821)

Add back: Compensation costs	As reported APB 25	249	122	254
Deduct: Compensation costs	Fair value SFAS 123	(248)	(330)	(351)

Compensation costs	Pro forma adjustment	1	(208)	(97)

Net profit/(loss) (US GAAP)	Pro forma	(2,215)	9,103	(3,918)

		(in Australian cents)

Profit/(loss) per ordinary share	As reported	(0.54)	2.28	(1.07)
(Basic and diluted)	Pro forma	(0.54)	2.23	(1.10)

Compensation cost as reported under APB25 is calculated with regard to market performance conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest. The expense for each offer of shares is amortised over a 3 year vesting period. The performance conditions attaching to the 2002 offer under this plan were not met and subsequent offers are currently below target performance. Shares offered under employee share plan number 1 carry no performance conditions and are expensed at market value.

Compensation cost reported under SFAS 123 at fair value includes shares offered under the Executive Long Term Share plan valued using the Monte-Carlo simulation model and shares issued under employee share plan number 1, valued at market value. The assumptions used in the Monte-Carlo simulation included share price at grant date, volatility ranging from 0.65 to 0.60, risk free rate of return ranging from 4.43% to 5.29% and dividend yield of 0%.

	2005 No.	2004 No.	2003 No.
Number of shares offered but not vested under the executive long term share plan	4,930,000	3,115,000	1,600,000

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2003, totalling $0.484 million arose from the treatment of certain licence and marketing agreements. No such difference existed at June 30, 2005 or 2004. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2003, 30 June 2004 and 30 June 2005 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2005.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income arising in the US operations (including Synerject LLC), recent operating results, budgets and longer term projections for future taxable income in the US operations over the period in which the deferred tax assets may be realized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry forwards, net of the existing valuation allowances at June 30, 2005.

Of the total potential deferred tax asset of A$58.856 million (2004: $62.324 million) at current income tax rates, A$6.540 million was recognised as a deferred tax asset at 30 June 2004 and taxable profits for the year ended 30 June 2005 in the United States have reduced the deferred tax asset by $1.100 million with a further $1.040 million recognised, resulting in a deferred tax asset of A$6.300 million at 30 June 2005. The gross value of capital loss carryforwards have been provided for in full, by way of valuation allowance, as the Company does not consider it more likely than not that these will be recovered in the foreseeable future as the Company does not expect to incur future capital gains.

The gross value deferred tax asset has decreased due to utilisation of tax losses in foreign jurisdictions, foreign exchange differences on translation of US dollar tax losses, net of additional Australian tax losses not brought to account. The valuation allowance has decreased, reflecting the decrease in gross value of the deferred tax asset in addition to an adjustment of $1.040 million to recognise additional tax losses that are more likely than not to be recoverable from future income.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. A significant portion of the remaining A$32.678 million may potentially be booked in future periods once profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

Gross income tax loss carry forwards at 30 June 2005 total approximately US$54.006 million and A$49.583 million in the United States and Australia respectively. This compares with US$57.114 million and A$44.340 million in the United States and Australia at June 30, 2004.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(c)	Deferred Tax Asset (Continued)

Tax carry forward losses of approximately A$70.893 million (US$54.006 million) are available to certain controlled entities in the United States. These losses expire as follows:

	YEAR	A$’000
Carry forward US tax losses expire on June 30, in the following years	2009	2,439
	2010	11,307
	2011	15,559
	2012	6,582
	2013	5,551
	2019	6,564
	2020	9,580
	2021	10,108
	2022	2,687
	2023	513
	2024	3

		70,893

Unbooked Australian income tax carry forward losses of A$49.583 million do not expire and can be carried forward indefinitely.

	2005 A$’000	2004 A$’000	2003 A$’000
US GAAP
Deferred tax assets
Tax loss carry forwards	38,978	41,300	42,492
Capital loss carry forwards	18,831	19,582	19,895
Other	1,047	1,442	1,797

Total gross deferred tax assets	58,856	62,324	64,184
Valuation allowance	(51,847)	(54,631)	(62,658)

Net deferred tax asset	7,009	7,693	1,526
Deferred tax liabilities
Other	(709)	(1,153)	(1,526)

Total gross deferred tax liabilities	(709)	(1,153)	(1,526)

Net deferred tax asset	6,300	6,540	(0)

(Increase)/decrease in valuation allowance	2,784	8,027	(6,872)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(c)	Deferred Tax Asset (Continued)

Profit/(loss) before related income tax and income tax expense under US GAAP as split between Australian and foreign sources is detailed below:-

	2005 A$’000 US GAAP	2004 A$’000 US GAAP	2003 A$’000 US GAAP
		Restated	Restated
Profit/(loss) before related income tax comprises: -
Australian (losses)	(4,274)	(759)	(5,013)
Foreign jurisdictions profits/(losses)	2,528	3,743	1,244

	(1,746)	2,984	(3,769)

Income tax expense/(credit) is split as follows: -
Current
Australian income tax	—	—	—
Foreign withholding taxes	230	213	52

Total Current	230	213	52

Deferred
Australian	180	(180)	—
Foreign	60	(6,360)	—

Total Deferred	240	(6,540)	—

Total tax expense/(credit)	470	(6,327)	52

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the 2003 year.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(e)	Foreign Currency Hedge Contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP and therefore could not defer any gains or losses on such contracts to other comprehensive income but instead recognised all gains and losses on such contracts in profit and loss. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred in both years. This resulted in a charge to profit and loss under US GAAP at June 30, 2004 of A$0.032 million. As the hedge transaction has been finalised in 2005 and reflected in the AUS GAAP profit and loss, this amount has been reversed in full in the 2005 year. Foreign currency hedge contracts are entered into to reduce cash flow risks associated with foreign currency denominated royalty and engineering services income.

(f)	Equity Accounting of Investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity recognises a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital’s guarantee of Synerject obligations. Movements in the provision are reflected in the Profit and Loss Account.

Under US GAAP Orbital continues to equity account its investment in Synerject below zero because of the existence of the guarantee of Synerject’s obligations. Orbital therefore has continued to provide its proportionate share of additional losses of Synerject resulting in its carrying value of its investment becoming negative at June 30, 2005. Under US GAAP, foreign currency translation adjustments arising as a result of the application of the equity method of accounting for the investment in Synerject are reflected in Accumulated Other Comprehensive Income, resulting in a reclassification from the Profit and Loss Account as reflected under AUS GAAP. This resulted in a reclassification from the Profit and Loss account to Accumulated Other Comprehensive Income of $307,000, $318,000 and $2,219,000 for fiscal 2005, 2004 and 2003 respectively in arriving at net profit/(loss) according to US GAAP and shareholders equity/(deficit) according to US GAAP.

In addition Orbital’s share of Accumulated Other Comprehensive Income within Synerject’s own financial statements, arising from foreign currency translation adjustments on consolidation of its French subsidiary are also reflected in Accumulated Other Comprehensive Income and adjusted against the carrying value of the investment in Synerject. This resulted in an increase/(decrease) in Accumulated Other Comprehensive Income and an (increase)/decrease in the net investment in Synerject of $(39,000), $270,000 and $321,000 for fiscal 2005, 2004 and 2003 respectively.

(g)	Licencee Payments

Certain liabilities relating to licencee payments have been restated for the purposes of US GAAP presentation for the years ending June 30, 2003 and June 30, 2004. This results in a difference between amounts reported in accordance with AUS GAAP and US GAAP as under AUS GAAP corrections are adjusted in the year they are identified, without restatement of prior years’ financial statements. This results in an expense/(income) in the Profit and Loss Account of $344,000, $162,000 and ($73,000), a decrease/(increase) in creditors of $(40,000), $303,000 and $465,000 for fiscal 2005, 2004 and 2003 respectively.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(h)	Recent Changes to US GAAP

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (SFAS 151). SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) to be excluded from the costs of inventory and expensed as incurred. As such, the allocation of fixed production overheads to inventory is to be based on normal capacity of the production facilities. SFAS 151 is applicable for inventory costs incurred during the financial year beginning after 15 June 2005. Orbital does not presently expect the adoption of SFAS 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153 ‘Exchange of Nonmonetary Assets - An Amendment of APB Opinion No. 29’ (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The standard specifies that an exchange of nonmonetary assets has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in the financial year beginning after 15 June 2005. Orbital does not presently expect the adoption of SFAS 153 to have a material impact on its financial position or results of operations.

In December 2004, the FASB also issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123R), which requires all share-based payments to employees to be measured based on their fair value at grant date. The cost is to be recognised over the period during which an employee is required to provide service in exchange for the awards or the requisite service period. SFAS 123R is applicable for the financial year beginning after 15 June 2005. Orbital does not presently expect the adoption of SFAS 123 to have a material impact on its financial position or results of operations.

In March 2005, FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations an interpretation of FASB Statement No. 143’ (FIN 47) was issued. FIN 47 states that a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The interpretation clarifies that an entity is required to recognise a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN 47 also clarifies the conditions when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for periods ending after 15 December 2005. Orbital does not presently expect the adoption of FIN 47 to have a material impact on its financial position or results of operations.

(i)	Additional disclosures regarding Reorganization costs for US GAAP reporting purposes

During the three years ended June 30, 2005 the Company incurred restructuring or reorganization costs detailed in the following table:

	2005 A$’000	2004 A$’000	2003 A$’000
Restructuring Expenses/(Credits)
Redundancy	257	(107)	377
Surplus lease space	—	(832)	152

	257	(939)	529

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

30.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP - RESTATED (CONTINUED)

(j)	Additional disclosures regarding Investment in Joint venture entity

	2005 A$’000	2004 A$’000	2003 A$’000
SYNERJECT LLC - 100%
SUMMARY FINANCIAL DATA
Statement of Earnings Data*
Total revenue	54,796	57,812	58,286
Net profit / (loss)	5,141	4,936	1,712

Balance Sheet Data at Year End*
Current assets	18,274	15,837	17,897
Property, plant and equipment	4,241	6,235	8,469
Intangibles	10,884	13,196	14,813

Total Assets	33,399	35,268	41,179
Current liabilities	13,091	12,499	13,431
Non current liabilities	13,616	21,138	31,694

Total Liabilities	26,707	33,637	45,125

Total Shareholders’ equity/(deficit)	6,692	1,631	(3,946)

*	A translation of Statement of Earnings and Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2005: US$0.7618 = A$1.00; 2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$1.00).

No representation is intended to imply that these amounts could have been or could be converted or settled in AUD at this rate on June 30, or at any other date.

The difference between Orbital’s share of net equity in Synerject and the carrying value of its investment in Synerject is due to the elimination of intangibles that were contributed by the Company to Synerject having an accounting basis of $Nil. See also Note 18.4.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2005

31.	STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT - RESTATED

	2005 A$’000	2004 A$’000	2003 A$’000
		Restated	Restated
Revenue
System sales, net	—	—	29,304
Engineering services income	8,252	11,535	10,089
Licence and royalty income	2,217	3,209	3,891

	10,469	14,744	43,284

Costs and expenses
Cost of goods sold, system sales	—	—	27,582
Cost of engineering services	8,362	9,440	10,832
Research and development	1,064	506	1,075
Licence costs	—	375	549
Selling, general and administration expenses	6,527	5,707	9,143
(Profit)/loss on disposal of property, plant & equipment	(40)	(201)	(282)

	15,913	15,827	48,899
Profit/(loss) of joint venture entity	2,936	2,700	1,351

Operating profit/(loss)	(2,508)	1,617	(4,264)
Other income/(expense)
Interest income	515	596	259
Net foreign exchange gain/(loss)	42	49	(325)
Other income	208	743	593
Interest expense	(3)	(21)	(32)

	762	1,367	495

Profit/(loss) before income taxes	(1,746)	2,984	(3,769)
Income tax (expense)/benefit	(470)	6,327	(52)

Net profit/(loss)	(2,216)	9,311	(3,821)

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2005, 2004 and 2003

(With Independent Auditors’ Report Thereon)

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Directors

Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, members’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/S/    KPMG LLP

July 29, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International a Swiss cooperative.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2005 and 2004

	2005	2004
Assets
Current assets:
Cash	$5,413,393	2,921,592
Trade accounts receivable, net of allowance for doubtful accounts of $32,823 in 2005 and $107,399 in 2004 (notes 2 and 10)	6,010,806	5,497,444
Inventories	1,318,231	1,163,072
Prepaid expenses and other assets (note 9)	1,179,273	1,402,367

Total current assets	13,921,703	10,984,475
Property, plant and equipment, net (notes 4 and 6)	3,230,775	4,324,600
License agreements, net of accumulated amortization of $5,331,941 in 2005 and $4,459,673 in 2004 (note 7)	8,291,203	9,153,149

	$25,443,681	24,462,224

Liabilities and Members’ Equity
Current liabilities:
Accounts payable (note 2)	$3,452,171	2,453,255
Accrued expenses and other liabilities (note 11)	2,214,513	2,350,449
Current portion of long-term debt (note 4)	306,212	865,644
Line of credit (note 3)	4,000,000	3,000,000

Total current liabilities	9,972,896	8,669,348
Accrued expenses - noncurrent	372,500	355,001
Long-term debt, excluding current installments (note 4)	—	306,212
Line of credit (note 3)	10,000,000	14,000,000

Total liabilities	20,345,396	23,330,561
Total members’ equity	5,098,285	1,131,663

Commitments and contingencies (notes 7, 8 and 11)
	$25,443,681	24,462,224

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Revenues( note 2):
Net sales	$38,164,588	35,597,568	36,983,432
Engineering services revenue	3,578,812	4,500,964	1,951,934

	41,743,400	40,098,532	38,935,366

Costs and expenses (note 2):
Cost of goods sold	26,596,144	26,906,073	28,172,971
Engineering expenses	6,217,949	4,988,460	4,225,571
Selling, general and administrative expenses	4,512,425	4,228,041	4,055,821
Loss on disposal of property, plant and equipment	—	—	556,076

	37,326,518	36,122,574	37,010,439

Operating income	4,416,882	3,975,958	1,924,927

Other income (expense):
Interest expense	(529,789)	(556,108)	(654,295)
Other	29,284	3,669	(126,700)

	(500,505)	(552,439)	(780,995)

Net income	$3,916,377	3,423,519	1,143,932

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members Equity(Deficit) and Comprehensive Income

Years ended June 30, 2005, 2004 and 2003

	Members’ equity (deficit)			Accumulated other comprehensive income (loss)			Total members’ equity (deficit)
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 2002	$(8,395,698)	(8,395,699)	(16,791,397)	(62,580)	(62,579)	(125,159)	(16,916,556)
Capital contributions	6,353,603	6,353,603	12,707,206	—	—	—	12,707,206
Comprehensive income:
Net income for the year	571,966	571,966	1,143,932	—	—	—	1,143,932
Foreign currency translation adjustment	—	—	—	214,617	214,617	429,234	429,234

Total comprehensive income							1,573,166

Balances at June 30, 2003	(1,470,129)	(1,470,130)	(2,940,259)	152,037	152,038	304,075	(2,636,184)
Comprehensive income:
Net income for the year	1,711,759	1,711,760	3,423,519	—	—	—	3,423,519
Foreign currency translation adjustment	—	—	—	172,164	172,164	344,328	344,328

Total comprehensive income							3,767,847

Balances at June 30, 2004	241,630	241,630	483,260	324,201	324,202	648,403	1,131,663
Comprehensive income:
Net income for the year	1,958,189	1,958,188	3,916,377	—	—	—	3,916,377
Foreign currency translation adjustment	—	—	—	25,123	25,122	50,245	50,245

Total comprehensive income							3,966,622

Balances at June 30, 2005	$2,199,819	2,199,818	4,399,637	349,324	349,324	698,648	5,098,285

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:
Net income	$3,916,377	3,423,519	1,143,932

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,224,110	1,742,143	1,358,797
Amortization of license agreements	894,395	865,037	815,538
Loss of disposal of property, plant and equipment	—	—	556,076
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(513,362)	1,437,637	(596,968)
Inventory	(155,159)	(149,052)	1,069,793
Prepaid expenses and other assets	223,094	400,008	(804,137)
Accounts payable	998,916	(3,462,934)	(1,229,998)
Accrued expenses and other liabilities	(118,437)	441,339	1,480,812
Other	17,825	113,244	(167,023)

Total adjustments	2,571,382	1,387,422	2,482,890

Net cash provided by operating activities	6,487,759	4,810,941	3,626,822

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(113,190)	(267,289)	(537,176)
Increase in expenditures for license agreement	(17,124)	(34,220)	(47,905)

Net cash used in investing activities	(130,314)	(301,509)	(621,081)

Cash flows from financing activities:
Net repayments under lines of credit	(3,000,000)	(3,000,000)	(231,086)
Principal payments on long-term debt	(865,644)	(791,482)	(723,673)

Net cash used in financing activities	(3,865,644)	(3,791,482)	(954,759)

Net increase in cash	2,491,801	717,950	2,050,982
Cash at beginning of the year	2,921,592	2,203,642	152,660

Cash at end of year	$5,413,393	2,921,592	2,203,642

Supplemental disclosure of cash flow information - Cash paid during the year for interest	$460,594	495,861	462,438
Noncash financing activities:
Forgiveness of payables owed to related parties, recorded as capital contributions	—	—	12,500,000
Contribution of equipment by members	—	—	207,206

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

(1)	Summary of Significant Accounting Policies

(a)	Organization and Description of Business

Synerject, LLC (Synerject or the Company), a Delaware limited liability company, was formed on June 25, 1997 to manufacture, distribute, and sell fuel rail assemblies incorporating charge delivery injectors which deliver air and premetered quantities of gasonline directly into the combustion chambers of both two-stroke and four-stroke internal combustion engines.

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

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a general allowance utilizing percentages applied to aged outstanding receivables balances. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance

F-74	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

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

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 years
Manufacturing machinery and equipment	10 years
Testing equipment and motor vehicles	5 years
Tooling	3 years
Office and computer equipment	3 years
Computer software	3 years

(f)	Intangible Assets – License Agreements

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

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, as of July 1, 2002. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimate useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Upon adoption of Statement 142, the Company was required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The results of this analysis did not have an impact on the Company’s consolidated statements.

(g)	Warranty Liability

The Company provides for estimated warranty costs based on historical warranty return data and accrues for specific items at the time their existence is known and the amounts are determinable.

F-75	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

(h)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

However, an election was not made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax returns. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid by Synerject SAS if dividends are paid.

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

F-76	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

evidence of an arrangement exists and the sale price is fixed or determinable. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain billable milestones.

(m)	Research and Development

Research and development costs are expensed as incurred. They amounted to approximately $1,495,000, $631,000 and $389,000 in 2005, 2004 and 2003, respectively.

(n)	Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

(2)	Transactions with Related Parties

The Company purchases services and materials from SVAC, OFT and their related affiliates. Included in accounts receivable at June 30, 2005 and 2004 are approximately $67,000 and $253,000, respectively, due from related parties. These receivables primarily relate to product sales and reimbursement of engineering and technical services. Included in accounts payable at June 30, 2005 and 2004 are approximately $1,081,000 and $783,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related party receivables and payables at June 30, 2005 and 2004 is as follows:

	2005	2004
Related party receivables:
SVAC and its affiliates	$19,000	236,000
OFT and its affiliates	48,000	17,000

	$67,000	253,000

Related party payables:
SVAC and its affiliates	$1,047,000	701,000
OFT and its affiliates	34,000	82,000

	$1,081,000	783,000

Total revenues from related parties for the years ended June 30, 2005, 2004 and 2003 were approximately $324,000, $396,000 and $16,395,000, respectively.

On April 1, 2003, SVAC and OFT restructured the Agreement to include the forgiveness of $12,500,000 of payables owed to SVAC and OFT by Synerject and the contribution of $207,206 of equipment. Both transactions were recorded as capital contributions from the members.

(3)	Line of Credit

As of June 30, 2002, the Company had a master line of credit agreement with Siemens Capital Corporation, a related party. On December 20, 2002, the Company replaced this line of credit with a new master line of credit agreement with SVAC. This SVAC master line of credit had a maximum facility of

F-77	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

$21,000,000, which was reduced to $14,000,000 as of June 30, 2005. SVAC has indicated that the line of credit must be reduced to $10,000,000 by June 30, 2006; therefore, $4,000,000 is classified as a current liability as of June 30, 2005. The agreement expires on September 30, 2006, and 50% of all amounts drawn on the line of credit are guaranteed by OECL.

During the term of the line of credit, interest rates are fixed for periods ranging from 1 to 12 months. The fixed interest rate is LIBOR for each relevant period plus 6/8% (3.19% at June 30, 2005 and through September 30, 2005). The total outstanding balance on the line of credit was $14,000,000 and $17,000,000 at June 30, 2005 and 2004, respectively.

(4)	Long-Term debt

Long-term debt consists of a term loan from Siemens Financial Services, a related party, under an agreement dated October 2000, maturing in October 2005. Interest accrues at a rate of 8.99%. The term loan is payable in monthly installments of principal and interest of $77,992 and is secured by certain property, plant and equipment.

(5)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was $160,000, $153,000 and $134,000 for the years ended June 30, 2005, 2004 and 2003, respectively.

(6)	Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 30, 2005 and 2004:

	2005	2004
Leasehold improvements	$133,533	133,533
Manufacturing machinery and equipment	5,352,730	5,333,437
Testing equipment	958,919	921,729
Tooling	2,391,927	2,375,031
Office equipment	58,517	57,075
Computer equipment	98,960	154,693
Computer software	363,747	339,906
Motor vehicles	23,359	23,359
Construction in progress	43,370	31,325

	9,425,062	9,370,088
Less accumulated depreciation and amortization	6,194,287	5,045,488

	$3,230,775	4,324,600

F-78	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

(7)	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2005 and 2004:

	As of June 30, 2005
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:	$11,512,755	18.9 yrs	$4,265,627
License agreement – OFT	2,110,389	8.5 yrs	1,066,314

License agreement – SVAC affiliates	$13,623,144		$5,331,941

	As of June 30, 2004
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,499,560	18.8yrs	$3,643,611
License agreement – SVAC affiliates	2,113,262	8.5 yrs	816,062

	$13,612,822		$4,459,673

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended June 30, 2005, 2004 and 2003 was approximately $872,000, $865,000 and $816,000, respectively. Estimated amortization expense for the next five years is: $874,000 in 2006, $874,000 in 2007, $864,000 in 2008, $864,000 in 2009, $683,000 in 2010.

Under its license agreement with OFT, the Company will be obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. This amount will be recorded as liability when the contingency is resolved and the consideration becomes payable.

(8)	Leases

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the year ended June 30, 2005, 2004 and 2003 was approximately $729,000, $819,000 and $1,447,000, respectively.

F-79	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

As of June 30, 2005, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

2006	$684,017
2007	612,255
2008	618,014
2009	623,832
2010	629,707
Thereafter	52,516

$3,220,341

(9)	Other Current Assets

Value added Tax (VAT) refunds of $306,201 due from Italian tax authorities as of June 30, 2004 were collected during December 2004.

(10)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2005, 2004 and 2003 follows:

	2005	2004	2003
Allowance for doubtful accounts at beginning of year	$107,399	568,473	234,632
Increase (decreases) to bad debt expense	(78,808)	(414,636)	396,555
Write-offs, net of recoveries charged against the allowance	(222)	(47,661)	(71,316)
Effects of foreign currency translation adjustments	4,454	1,223	8,602

Allowance for doubtful accounts at end of year	$32,823	107,399	568,473

(11)	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses, for the years ended June 30, 2005, 2004 and 2003 follows:

	2005	2004	2003
Liability at beginning of year	$696,170	604,204	221,177
Additions (reductions) to warranty expense accrual	(247,306)	290,837	507,468
Warranty costs charged against liability	(10,771)	(224,426)	(215,002)
Effect of foreign currency translation adjustments	8,717	25,555	90,561

Liability at end of year	$446,810	696,170	604,204

F-80	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2005, 2004 and 2003

(12)	Concentration of Credit Risk

Two customers comprised approximately 81% and 75% of net sales for the years ended June 30, 2005 and 2004, respectively. At June 30, 2005 and 2004, approximately 65% and 72%, respectively, of trade receivables were due from these customers.

(13)	Fair Value of Financial Instruments

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

Line of credit: The carrying amount approximates fair value, as the obligation bears interest at a rate that fluctuates with the market.

Long-term debt, including current installments: It is not practicable to estimate the fair value of long-term debt since it is with a related party and due to the lack of quoted market prices for similar issues.

F-81