Form 20-F
period 2006-06-30
ORBITAL CORP LTD
filed 2006-12-22
CIK 880419

OMB APPROVAL
OMB Number:	3235-0288
Expires:	September 30, 2007
Estimated average burden
Hours per response.	2631.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

American Depositary Shares*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 411,292,088

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES  ☐     NO   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES ☐     NO   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days   YES ☒     NO   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.   ITEM 17   ☐     ITEM 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES   ☐     NO   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  YES   ☐     NO   ☐

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
2002	$0.5628	$0.5240	$0.5748	$0.4841
2003	$0.6713	$0.5884	$0.6729	$0.5280
2004	$0.6952	$0.7155	$0.7979	$0.6390
2005	$0.7618	$0.7568	$0.7974	$0.6880
2006	$0.7423	$0.7472	$0.7781	$0.7056

(1)	The average of the Noon Buying Rates on the last business day of each month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
June 2006	$0.7527	$0.7284
July 2006	$0.7664	$0.7407
August 2006	$0.7699	$0.7568
September 2006	$0.7704	$0.7461
October 2006	$0.7743	$0.7434
November 2006	$0.7896	$0.7629

On November 30, 2006, the Noon Buying Rate was US$0.7896 per A$l.00.

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

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars, and a significant proportion of expenditure in past years has been denominated in US dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimise currency exposure particularly in relation to royalties received in US dollars and Euros and their conversion into Australian dollars to satisfy Australian dollar expenditures and realise profits in Australian dollars.

Orbital’s financial statements for the year ended June 30, 2006 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which Orbital adopted on July 1, 2005. In complying with AIFRS, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to July 1, 2005, Orbital prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (“AGAAP”). The comparative financial statements for the year ended June 30, 2005 have been restated in accordance with AIFRS. Financial statements for years prior to this have not been restated. As allowed by the US Securities and Exchange Commission (“SEC”) rules in relation to first time adoption of IFRS, only one year of comparative financial statements are presented in this Annual Report on Form 20-F. The accounting policies set out in Note 1 have been applied consistently to the 2005 and 2006 financial years, with the exception of those policies relating to financial instruments under AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”, which have been applied from July 1, 2005.

The selected consolidated financial data in accordance with AIFRS below has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2006 and 2005, which have been audited by KPMG, an independent registered public accounting firm. The selected consolidated financial data in accordance with United States Generally Accepted Accounting Practice (“US GAAP”) has been derived from the notes to Orbital’s consolidated financial statements for each of the reporting periods in the five year period ended June 30, 2006, which have also been audited by KPMG. The data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes. The consolidated financial statements as of June 30, 2006 and 2005, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F64.

Financial information relating to fiscal years 2004, 2003 and 2002 is derived from audited financials which are not included in this filing.

ITEM 3.	KEY INFORMATION (Cont.)

Selected Financial Data

Amounts prepared in accordance with AIFRS

(in 000’s except per Ordinary Share and ADS amounts)

	2006 (1) US$	2006 A$	2005 A$
Consolidated Income Statement
Operating Revenue
Revenue from trading operations	8,188	11,039	10,469
Other income	611	824	1,007

	8,799	11,863	11,476
Costs and expenses
Employee expenses	(6,154)	(8,297)	(8,850)
Selling, corporate and administration	(5,168)	(6,968)	(7,370)

	(11,322)	(15,265)	(16,220)
Share of net profit of Synerject (being adjustment to Synerject provision)	3,067	4,135	2,936

Operating profit/(loss) before income tax	544	733	(1,808)
Income tax credit/(expense) attributable to operating profit/(loss)	(162)	(218)	107

Net profit/(loss) after income tax	382	515	(1,701)

Dividends paid and payable	—	—	—
Earnings/(loss) per Ordinary Share (4)
- Basic and diluted (cents)	0.09	0.12	(0.41)
Dividends per ordinary share (cents)	—	—	—

Amounts prepared in Accordance with AIFRS

(in ‘000’s except per Ordinary Share and ADS amounts)

	2006 (1) US$	2006 A$	2005 A$
Balance Sheet Data at period end
Total assets	19,412	26,172	24,693
Short-term debt	—	—	—
Total long-term debt (2)	9,500	12,809	19,000
Net assets / (liabilities)	5,743	7,743	(125)
Total shareholders’ equity/(deficiency)	5,743	7,743	(125)

Amounts prepared in Accordance with US GAAP (3)

(in 000’s except per Ordinary Share and ADS amounts)

	2006 (1) US$	2006 A$	2005 A$	2004 A$	2003 A$	2002 A$
Statement of Operations Data
Revenue from operating activities (5)	8,188	11,039	10,469	14,744	43,284	50,964
Net profit/(loss)	(718)	(902)	(2,216)	9,311	(3,821)	(27,566)
(Loss)/earnings per ordinary share (4)
- Basic and diluted (cents) per ADS	(0.18)	(0.22)	(0.54)	2.28	(1.07)	(7.76)
- Basic and diluted (cents)	(6.99)	(8.78)	(21.60)	91.17	(42.81)	(310.53)
Balance Sheet Data at period end
Total assets	18,189	24,523	24,693	31,177	23,482	44,558
Total long-term debt (2)	14,094	19,000	19,000	19,012	19,198	19,357
Net assets / (liabilities)	(72)	(97)	331	2,030	(11,292)	(12,892)
Total shareholders’ equity/(deficiency)	(72)	(97)	331	2,030	(11,292)	(12,892)

(1)	For the convenience of the reader the Balance Sheet and Profit and Loss items have been translated at the Westpac Banking Corporation buy rate for telegraphic transfers on June 30, 2006 which was US$0.7417 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.

(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$19.0 million for 2005, 2004, 2003 and 2002). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable. (for additional information see note 18)

As at 1 July 2005, under AIFRS, the loan facility with the State of Western Australia was recognised at fair value resulting in a non-cash decrease of A$6.8 million to A$12.2 million and subsequently stated at amortised cost with any difference between amortised cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis. This adjustment was reflected as a change in accumulated losses as at July 1, 2005.

(3)	For a discussion of certain significant differences between AIFRS and US GAAP in fiscal years 2006 and 2005, see Note 33 to the Consolidated Financial Statements.

(4)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2006, there were 411,292,088 ordinary shares on issue.

(5)	In April 2003, Orbital transferred its marine and recreation systems business to its joint venture, Synerject LLC as part of the restructure of Synerject.

Risk Factors

•	We have a history of operating losses.

Orbital has experienced operating losses over a number of years prior to the 2006 fiscal year, as a result of which the company’s net assets have been significantly reduced. If we were to incur future losses, we may not be able to continue our operations. The company has positive shareholders’ equity under AIFRS and, despite the negative equity under US GAAP, we believe that the company is operating on a going concern basis.

•	Our customers may reduce their out-sourced engineering services expenditure.

A major source of Orbital’s revenue is the provision of engineering services to customers in the automotive, motorcycle and marine and recreation sectors. Customers utilise Orbital’s services as they either do not have the necessary skills in-house or their internal resources are overloaded. The sourcing of overload work is very dependent on the state of the market. In the event of a market downturn, this source of work would diminish. Reduction by Orbital’s customers of their expenditure on out-sourced engineering services may substantially lessen the revenue received by Orbital.

•	The future fees we receive under agreements with Original Equipment Manufacturers (“OEMs”) may be substantially less than the fees received in recent years.

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise OCP Technology. In the fiscal year ended June 30, 2006, royalty and licence fees revenue generated from the nineteen current licensed users of OCP technology and their affiliates accounted for approximately 20% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 18% of Orbital’s total consolidated revenues. In 2003 and prior years, Orbital generated revenue from system sales to its licensees. The marine and recreation system sales business was transferred to Synerject LLC (“Synerject”), our 50:50 joint venture with Siemens-VDO Automotive, in April 2003.

Orbital has already received and brought to account through revenue a majority of the total lump sum fees due under its existing license agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating OCP Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional engineering or engine development services are provided. As a result, the remaining fees received by Orbital under existing agreements may be substantially less than the fees received in prior years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us.

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at November 30, 2006, seven of Orbital’s nineteen current licensed users are in commercial production and selling engines using OCP Technology. Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

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

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 40% of total revenue in fiscal 2006. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. Four customers accounted for 36% of Orbital’s total revenue in fiscal 2005. From April 1, 2003, all system sales were transferred to Orbital’s 50% joint venture Synerject.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2006, three customers accounted for 77% (2005: two customers accounted for 81%) of Synerject’s total revenue.

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

Orbital has needed significant capital amounts to conduct its business. Although capital costs are now minimal Orbital will incur on-going research and development costs and operating costs to develop second generation OCP Technology to improve performance or lower unit costs to extend the roll out of our technology and requires working capital support. Additionally, the Company will be required to either repay or refinance the A$19 million loan for the Government of Western Australia in 2014 and there is no assurance that this can be done. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the further development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

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

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) and the OTC Bulletin Board have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On November 30, 2006, the closing price of Orbital’s ordinary shares on the ASX was A$0.18. The closing price on June 30, 2006 was A$0.089. The closing price of the ADSs on the OTC Bulletin Board on November 30, 2006 was US$5.55, an increase of approximately 92% from the closing price of US$2.89 for the ADSs on the OTC Bulletin Board on June 30, 2006. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

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

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Almost all Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2006 are contained in Item 5.

– “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at November 30, 2006, Orbital’s outstanding forward foreign currency exchange contracts totalled US$0.400 million. See also Item 3 – “Key Information - Exchange Rate Information” above.

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

•	Our shareholding in our equity investee, Synerject LLC, may be reduced.

Synerject LLC was restructured and refinanced during fiscal year 2003. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens-VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject LLC (“the recalculation”). The option is exercisable at June 30, 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% ie. ownership percentages of 60:40.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject of US$800,000 for each 1% interest of Synerject. The exercise date of these options have been extended by two years to June 30, 2008. Until that date the ownership percentage will remain 50:50.

The assessment of the contributed business performance will not be completed until June 30, 2008 however the parties anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, the contingent consideration payable by Orbital to Siemens should Orbital elect to maintain their 50% interest may be up to US$4 million. Depending on the anticipated outcome of the recalculation there is a risk that Orbital's US GAAP results, beginning with fiscal 2007, may only include 40% of the results of Synerject rather than 50%, until such time that Orbital pays amounts to maintain their 50% interest.

•	Identification of significant deficiencies or material weaknesses as a result of Orbital’s implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of Orbitals internal control over financial reporting may have an adverse impact on Orbital’s financial condition and results of operations and the trading price of Orbital’s securities

Orbital devotes significant attention to establishing and maintaining effective internal controls. Orbital is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act, which will require annual management assessments of the effectiveness of Orbital’s internal control over financial reporting and a report by Orbital’s independent auditors addressing these assessments beginning June 30, 2008. Orbital has commenced testing Orbital’s internal controls in connection with the Section 404 requirements.

As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, Orbital may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although Orbital intends to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in Orbital’s internal controls structure, measures of this kind may involve significant effort and expense as well as significant managerial resources, and any disclosure of such significant deficiencies, material weakness or other disclosable conditions may result in a negative market reaction on Orbital’s share price and loss of confidence in Orbital’s internal controls which may in turn have an adverse impact on Orbital’s business, financial condition and results of operations.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited		2006%	2005%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide facilities for the design, manufacturing, development and testing of engines and powertrains.

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

In 1978, the partnership assigned its interest in Orbital Engine Company (Australia) Pty Ltd to the Sarich Design and Development Unit Trust (the “Trust”). In 1984, the Trust publicly offered some of its interest in Orbital Engine Company (Australia) Pty Ltd through the listing on the Australian Stock Exchange (“ASX”) of the Sarich Technologies Trust (“STT”). In December 1988, STT was converted to an ASX listed company, Sarich Technologies Limited. In May 1989, BHP exchanged its 50% equity interest in Orbital Engine Company (Australia) Pty Ltd for a 35% shareholding in Sarich Technologies Limited, reflecting BHP’s rights to income under the original joint venture agreement with the partnership and certain debt owing from Orbital Engine Company (Australia) Pty Ltd to BHP. In November 1990, Sarich Technologies Limited changed its name to Orbital Engine Corporation Limited.

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

In June 1997, Orbital and Siemens-VDO Automotive established a joint venture, Synerject LLC, to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology. See “Strategic Alliances – Siemens-VDO” below.

In July and August 1998, Orbital was listed by local market makers on “over the counter” markets in Germany, with the Company’s securities traded on the Frankfurt and Berlin Stock Exchanges.

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of November 30, 2006, approximately 35% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004. Orbital Engine Company (Australia) Pty Ltd changed its name to Orbital Australia Pty Ltd, effective December 1, 2004.

The Company’s principal capital expenditures since July 1, 2002 have consisted of ongoing improvements to test facilities and equipment (A$1.020 million) and refurbishment of offices (A$0.476 million) at its Western Australian premises, a non-cash capital investment during fiscal 2003 of US$6.25 million in Synerject LLC and a cash capital injection of US$2.0 million in Synerject LLC in June 2006.

There are no significant capital expenditures and divestitures currently in progress.

Strategy

In 2004, Orbital completed a review of its strategic direction in order to build on the foundation established by the previous focus on lower costs and cash neutrality to enable the Company to be a credible long-term supplier of technology and engineering services to international markets. The agreed strategy is to focus on:

•	Targeting our R&D to develop second-generation OCP products that address issues raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Programs and alliances that fully and profitably utilise our engineering capability.

•	Judicious acquisitions, where we can add shareholder value.

•	Expanding Orbital’s automotive engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licenses and royalties for OCP in niche markets.

•	Adapting our technology to alternate fuels.

•	Continuing our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets, especially the global automotive market. Orbital’s strategy is to participate actively, where appropriate, in the commercialisation of OCP Technology to reduce risks and advance the rate of adoption of this technology. An example of this strategy is Orbital’s investment in Synerject LLC, a 50:50 joint venture with Siemens-VDO Automotive.

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

Sources of Revenue

(in 000’s of A$)

Orbital’s sources of revenue are currently from:

•	provision of consulting and engineering services; and

•	licence fee income and royalties.

In addition, Orbital equity accounts its 50% share of Synerject LLC’s results.

Orbital’s share of the net profit of Synerject LLC in 2005 and 2006 was A$2.936 million and A$4.135 million respectively.

During the last two fiscal years Orbital spent approximately A$1.799 million on research and development programs.

The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at November 30, 2006, Orbital has 18 agreements to end users of technology or suppliers, which grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At November 30, 2006 Orbital had 7 customers (2005: 7 customers) using OCP Technology in commercial production.

Currently the following agreements granting rights to Orbital’s OCP Technology are in place:

Agreements for Rights to OCP Technology

Date	Company	Market

September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

May 1996	Bombardier - Rotax GmbH	Marine and Recreational

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (1) (Joint Venture with Siemens-VDO Automotive Corporation)	Fuel Injection Systems

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motocycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

May 2004	Bajaj Auto Limited	Auto-rickshaws

April 2005	Goebler-Hirth Motoren KG	Heavy fuelled UAVs

May 2005	Envirofit International Limited	Retrofit Applications

February 2006	Polaris Industries Inc.	Marine & Recreational

September 2006	Bajaj Auto Limited	Auto-rickshaws (gaseous)

(1)	On November 16, 1998, Orbital announced an expansion of the Synerject Joint Venture to support motorcycle applications with air assisted direct injection and electronic fuel injected systems.

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

The license agreements may provide for the payment to Orbital of fees upon the execution of the license agreement. These initial license fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the license agreements are not terminated. In addition, the license agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees' rights to OCP Technology.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the OCP Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of OCP Technology range from approximately US$6.00 for a small scooter to US$60.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with OCP Technology commenced in 1996. Production royalties of approximately A$2.33 million were received by Orbital in the 2006 fiscal year compared to approximately A$2.09 million in 2005. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating OCP Technology will achieve market success.

Strategic Alliances

Siemens-VDO

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Siemens Automotive Corporation. At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology.

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter Original Equipment Manufacturers (“OEMs”) with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enables Synerject to provide both technical and program management services to the customer. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (DI Technology), the first commercial motorcycle or scooter using Orbital’s DI technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motocycles each launched two motor scooter models incorporating Orbital’s direct injection technology. Peugeot launched its Jetforce scooter during the 2003 fiscal year and Kymco launched its 100cc KDI 2-stroke scooter in the 2005 fiscal year.

During 1998 Orbital’s relationship with Siemens-VDO was expanded to create an alliance that facilitates the supply of complete integrated systems incorporating OCP technology to automotive customers. This capability is attractive in order to penetrate the automotive industry, as manufacturers are continuing to reduce the number of suppliers and rely more heavily on large companies that act as systems integrators. These system integrators source, validate, and coordinate the supply of the components of a system which may include the fuel rail assembly, electronic control unit, compressor, fuel pump and wiring harnesses. The system is then sold to the manufacturer as a complete unit.

Synerject was restructured and refinanced in April 2003. As part of the restructure, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens-VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject which may take place in June 2008. See Item 3 – “Key Information – Risk Factors – Our shareholding in Synerject LLC may be reduced”.

In June 2006 Synerject’s financing arrangements were renegotiated. Loans provided by Siemens-VDO were replaced by a 4 year term loan provided by an external bank (see “Liquidity and Capital resources’). The bank loan was supported by additional capital injections of US$2 million from each member. The Orbital guarantee required for the previous financing arrangements is not required for the new bank loan.

Orbital and Siemens-VDO Automotive each hold a 50% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held.

In March 2006 Synerject acquired a business based in Delavan USA, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consisted of working capital, principally inventory and plant & equipment.

Synerject has operations located in Newport News, Virginia, Delavan, Wisconsin and in Toulouse, France. In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Delavan, Synerject manufactures electronic management modules and direct injection fuel injectors and oil pump assemblies primarily for Bombardier Recreational Products. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Siemens-VDO’s non-automotive systems business which is now conducted in Toulouse.

Delphi Automotive Systems

In 2001, Orbital signed a Technical Transfer and Development Agreement with Delphi Automotive Systems to co-operate on market development and supply of direct fuel injection systems for worldwide automotive applications. As a result of the agreement, Orbital is able to offer to automotive Original Equipment Manufacturers (OEMs) the services of a Tier 1 supplier for the manufacture of OCP technology components. On October 8th 2005 Delphi Corporation (US) filed voluntary petitions for business reorganisation under chapter 11 of the US bankruptcy code.

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

Competition

Orbital’s success depends significantly upon its ability to continue to earn revenue from engineering services and to maintain a competitive position in the development of OCP Technology in relation to other existing and emerging technologies.

Success of the OCP Technology is also dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and engineering firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the OCP Technology to a number of automobile and engine manufacturers, it is possible that Orbital's competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

There is a difference between an individual engine design and the broad range of possibilities covered by the OCP Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating OCP Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the OCP Technology is required or being used. Under the terms of Orbital's license agreements, royalties would be payable in such situations.

The main competition to the use of OCP Technology for four-stroke automotive applications is both the previously introduced side injection high pressure, single fluid, direct injection fuel systems being employed by Japanese and European vehicle manufacturers and the newer generation spray guided systems now being introduced in Europe. OCP Technology provides a better combination of fuel economy and emissions when compared to current published side injection high pressure, single fluid, DI fuel systems on multi cylinder engines. Management also believes the OCP fuel system cost to be comparable to the side injection high pressure fuel systems and at the same production volumes would have a significant cost benefit to the new piezo high pressure guided fuel systems.

Technology for the 4-stroke engine that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, variable valve lift, turbocharging and engine down sizing. Over the last few years there has been a slow increase in the introduction of high pressure side injection fuel systems for companies including Alfa Romeo, Renault, Peugeot, Volkswagon and Daimler Chrysler. These system have been introduced into the European market primarily and operate in a stoichiometric mode most of the time and hence deliver only small benefits in fuel economy.

Other competition to engines employing OCP Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Insofar as these technologies incorporate efficient technology for internal combustion engines they would be complementary to OCP Technology for instance in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

With respect to provision of engineering services, Orbital competes against established engineering groups such as Ricardo, AVL, FEV etc which have well established European presence and a growing presence in the China/Asia market. An additional competitor to Orbital’s services is the customer’s internal resources. In all cases, Orbital must compete on work-scope, cost and quality with its competitors. Orbital’s competitors may have significantly more finance available than Orbital which may help to win certain work programs. The engineering service requirement is directly influenced by global, national and OEM company financial positions and the also by the presence, or lack of, drivers such as new emission or other regulatory changes.

Synerject, as an Engine Management System and component supplier for the non-automotive market for both direct injection and manifold port injection, and for Orbital’s proprietary air injector for the automotive market, competes directly with established suppliers such as Bosch, Del’orto, Magneti Marelli, Delphi and others.

Engineering Services

The provision of engineering services continues to be a significant contributor to Orbital’s total revenue stream. Engineering services revenue is primarily dependent on outsourced product development investment from the automotive and non-automotive OEMs and from provision of technical services to Governments. Engineering services revenue in the 2006 financial year was $8.6 million, approximately 50% of which was derived from activities related to Orbital’s proprietary OCP technology.

The increase in engineering services revenue from $8.3m in the 2005 financial year is largely a result of increased demand for the application and development of OCP technology for non-automotive customers, offset by decreased revenue for non OCP advanced powertrain applications from a number of Orbital’s key automotive accounts, each a well established OEM. They have indicated that they were faced with declining profitability, excess capacity and reduced domestic demand consequently reviewing their expenditure, particularly on outsourced programs.

As a consequence of the increase in contracted services and reduced cost, Orbital’s Engineering Services segment operated at a profit of $0.409m for the 2006 financial year (2005:$0.11m loss).

Not all regions, or customers, have been equally affected by the changed financial circumstances noted above. India and China, particularly, continue to show considerable activity and, due to the rapid growth of automotive manufacturing capacity in those markets, there is a shortage of engineering resources. Orbital has regional representation in both of these markets and has increased resources to secure engineering services contracts. These initiatives assisted in compensating for the downturn in demand from Orbital’s existing customer base.

Resulting from the increased marketing activity in these countries, the value of the engineering services income has in these areas increased by nearly 100% to $1.86 million (2005: $0.96 million) in the 2006 financial year. The pipeline is encouraging and should be expected to contribute to results progressively over the 2007 financial year. In addition, Government assessment of alternative fuels in response to the recent gasoline pricing volatility is expected to generate significant work during the 2007 financial year.

In addition to the focus being given to sales activity in the emerging automotive and non-automotive markets, Orbital has continued to invest in R & D, designed to extend the capability and application of both OCP in a number of niche product categories and to expand engineering services opportunities in the area of advanced combustion and technology. Expenditure in 2006 was $0.7 million (2005: $1.1 million). An example of R&D activity in 2006 was the development of a new gaseous DI injector suitable for both LPG and compressed natural gas (CNG) applications.

These developments were complemented by research into the development of the OCP proprietary injector hardware for the direct injection of CNG powered vehicles, which is of significant interest in both Asia and Europe. CNG is expected to play an increasing role as an alternate fuel for automotive and general transport applications because of its favourable emissions and greenhouse gas effects in comparison to gasoline and diesel.

Orbital has continued with its past practice of maintaining and recruiting a leading edge skill base and a core competency in advanced powertrain engineering. Part of that program has been our sponsorship of the University of Western Australia Motorsport team in the annual Formula SAE. This is a global competition conducted by the Society of Automotive Engineers International. This year in the Formula SAE Australasia competition, the UWA team came first out of 25 teams, and in the Formula SAE USA competition the UWA team placed 33rd out of 125 teams.

Orbital undertook a number of programs for customers during the 2006 financial year, including:

•	Major production programs supporting future introduction of Orbital’s technology on new products.

•	Government Programs investigating the effects of different Ethanol levels in gasoline.

•	Complete turn key engine design/upgrade and calibration for Chinese customers.

•	Gaseous Direct Injection investigations and applications.

•	4 stroke non-automotive DI investigation and assessment programs.

•	Spark ignition of heavy fuel for UAV applications

Licensing and Royalties

OCP, Orbital’s proprietary direct injection technology, continues to demonstrate its market acceptance in products around the world. OEMs continue to evaluate the merits of the technology in many applications, particularly in niche product categories where performance is paramount.

During the 2006 financial year, Orbital entered into license arrangements with Polaris Industries in respect to using Orbital’s technologies in certain new products.

Orbital announced two new major engineering programs during the 2006 financial year related to the OCP technologies and the potential future royalty income. The first program is in the development of the first production application of

Orbital’s spark ignition direct injection technology for 4-stroke engines. The second program has been carried out by Hirth for the preliminary development of a new 2-stroke engine to operate on heavy fuel for an Unmanned Aerial Vehicle application using Orbital’s air assisted direct injection technology.

In addition, Orbital has been preparing a reduced cost and improved OCP system for small scooters which will be presented to the customers early in the 2007 fiscal year, with the intent to maintain and grow Orbital’s share of the European 50 cc scooter market.

Bajaj Auto Limited, which entered into a licence with Orbital in May 2004 for the application of Orbital’s technology to their auto-rickshaw, three-wheeler vehicles in India, are expected to begin selling vehicles incorporating Orbital technology in the second half of the 2007 fiscal year. Bajaj’s autorickshaw is expected to contribute to royalty revenues commencing in the second half of the 2007 fiscal year. Concurrently, UCAL Fuel Systems Ltd, which has been licensed to manufacture fuel injection systems in India incorporating Orbital’s technology, continues to develop its production processes for supply of the fuel system components to Bajaj.

Tohatsu Corporation released their 115 Hp 4 cylinder TLDi outboard during the year and Mercury Marine released a new 300hp OptiMax outboard.

Interest in the potential application of Orbital’s air assisted Direct Injection technologies for 4 stroke motorcycle applications remains high with evaluation programs underway and request for programs from new customers.

License and royalty revenue increased in fiscal 2006 by 8% compared to the previous financial year. Royalties from the marine sector were strong, with a 20% increase in engine volumes compared to fiscal 2005, but a decline in the European scooter market, where industry consolidation and regulatory change have induced considerable consumer uncertainty, partially offset this improvement.

Synerject

Synerject, Orbital’s 50:50 joint venture with Siemens-VDO Automotive, manufactures and sells engine management systems (EMS) and related components such as engine control units (ECU), injectors, fuel rail assemblies, sensors, actuators and fuel pumps for supply to the non-automotive market, globally. Additionally, Synerject is responsible for the manufacture and supply of air injectors for the automotive market.

The growth prospects for Synerject are encouraging with the overall market for engine management systems specific to the non-automotive market continuing to grow strongly with the global implementation of emissions regulations in this market.

In March 2006 Synerject acquired a business based in Delavan USA, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consists of working capital, principally inventory.

In June 2006 Synerject negotiated a 4 year term bank loan of US$8.0 million which, together with additional capital contributions of US$2 million from each member, replaced the previous loan arrangements which were due to mature in September 2006. Synerject had cash at June 30, 2006 of US$4.724 million.

Synerject’s profit after tax (PAT) of US$2.7 million for the 2006 financial year represents a decrease of 31% on its PAT of US$3.9 million for the 2005 financial year.

Synerject’s revenue stream from system sales was adversely impacted by continuing weakness in the European 50cc motor scooter sector. This weakness can be attributed to delays in implementing Euro III emissions standards and the price sensitive nature of the small motorcycle and scooter market. However, this impact was offset by increased sales in marine and growth in the non-automotive systems business acquired from Siemens-VDO, as part of Synerject’s restructure in 2003. Revenue increased to US$57.5 million from US$41.7 million in fiscal 2005, primarily as a result of the Delavan acquisition on March 1, 2006. The PAT, as determined under USGAAP, was adversely affected by increased research and development costs of US$2.057 million (2005: US$1.495 million). Under AIFRS development expenditure is capitalised if the product is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s AIFRS equity accounted result in 2006 includes $1.649m (2005 $nil) as a result of capitalisation of Synerject’s development and product application expenditure under AIFRS. Research expenditure is expensed as incurred under AIFRS.

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

As at November 30, 2006, Orbital had approximately 100 individual patent families with a total of over 360 patents and patent applications around the world. As of September 30, 2006 there were approximately 70 granted patents and 10 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

The Balcatta premises comprise two owned properties and one leased property. The leased property is occupied on a monthly tenancy basis. Rent under the lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the leased property.

The primary focus of the Balcatta facility is the provision of engineering services, the preparation of engines utilising OCP Technology for the production validation process and research and development and administration. Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, robot driven vehicle mileage accumulation chassis dynamometers, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialised computer system. The computer system supports a range of complex and data intensive engineering requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

The Balcatta facility also includes a number of fuel systems laboratories with high speed transient fuelling analysis equipment and environmental and durability test equipment.

Orbital Fluid Technologies Inc (“OFT”) has its registered office in Lapeer, Michigan.

Under the terms of Orbital’s loan facilities with Westpac Banking Corporation and State Government of Western Australia, the assets of Orbital, including its plant and equipment (but excluding patents, licences and technologies), have been pledged to secure the level of borrowings under such facilities.

Events After the End of the Financial Year

In September 2006 Orbital announced that Orbital and Bajaj Auto Ltd, India have signed a new licence which expands their licensing arrangements to cover liquid petroleum gas and compressed natural gas applications.

In September 2006 Orbital announced that it had settled its dispute with Coles Myer Limited (CML) concerning joint venture R&D syndicated arrangements Orbital and CML entered into in 1995 and 1996. See contingent liabilities (note 22.2) in the consolidated financial statements. Orbital agreed to pay CML $500,000 in full and final settlement of the dispute. Orbital denies any liability with respect to the CML assertions.

On November 14, 2006 Orbital announced that it has successfully raised $4.0 million through a placement of approximately 26.6 million shares at an issue price of $0.15 per share. The Company also made an offer under a Share Purchase Plan (“SPP”) so that all its shareholders resident in Australia and New Zealand were entitled to purchase up to $5,000 worth of ordinary shares in the Company at the $0.15 per share placement price. The SPP, which closed on December 8, 2006, raised a further $5.2 million.

Other than noted above there has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2006 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, licensing and licensing related agreements for OCP Technology. In addition Orbital equity accounted it’s 50% share in Synerject LLC’s result.

Because of the timing of receipt of fees due under Orbital’s license agreements, Orbital’s financial results have varied from period to period in the past and are expected to continue to experience such fluctuations in the future.

Unless otherwise indicated, all financial information in the following discussion is derived from Orbital’s Consolidated Financial Statements, included herein, prepared in accordance with Australian equivalents to International Financial Reporting Standards which are called AIFRS to distinguish from previous Australian GAAP.

Recent Developments

Change of Chief Executive Officer

In July 2005, the Chief Executive Officer, Peter Cook announced his resignation effective September 30, 2005 with his replacement appointed from within the Company. Dr Rodney Houston was appointed an Executive Director on August 23, 2005 and succeeded Mr Cook as Chief Executive Officer and Managing Director on October 1, 2005.

Equity Placement

On November 14, 2006 Orbital announced that it has successfully raised $4.0 million through a placement of approximately 26.6 million shares at an issue price of $0.15 per share. The Company also made an offer under a Share Purchase Plan (“SPP”) so that all its shareholders resident in Australia and New Zealand were entitled to purchase up to $5,000 worth of ordinary shares in the Company at the $0.15 per share placement price. The SPP which closed on December 8, 2006, raised a further A$5.2 million.

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian Accounting Standards. Orbital has adopted AIFRS with effect from July 1, 2005. The impact of adopting AIFRS is detailed in Note 31 to our financial statements. Our significant accounting policies are more fully described in Note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Adoption of AIFRS by Orbital generally reflects changes to applicable Australian Accounting Standards and disclosure requirements of Australia’s professional accounting bodies. These changes are described in Note 1, Note 31 and Note 32 to our financial statements, as are the financial effects of these changes in the current or prior periods.

In developing accounting policies, in addition to AIFRS requirements, we also consider industry practice. Where there is no conflict with AIFRS we also align our accounting policies with US GAAP. This reduces the number of AIFRS / US GAAP reconciliation differences required to be adjusted in Note 33 to our financial statements.

The critical accounting policies discussed below are applied consistently to all segments of Orbital with the exception of the change of accounting policy in regards to financial instruments (non-interest bearing borrowings), only applicable in the 2006 financial year, as per Note 32. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors.

The financial statements of the equity accounted associate, Synerject LLC, are prepared under US GAAP and adjusted to reflect consistent accounting policies with Orbital.

The following are the critical accounting policies and estimates that have been adopted in preparing our AIFRS financial statements:

Provision for Product Warranty

Provision for product warranty is estimated based on a set percentage value in relation to the volumes of products sold and currently under warranty in the market place. The set percentage values have been determined based on rates used by similar organisations in similar markets, adjusted for claims history in relation to particular models and components. In general, back to back warranty agreements exist with component and product suppliers. Limited claims history exists as we have not had significant product volumes in the market place. Warranty periods with current customers and products are in general for periods ranging from 1 to 4 years. Management believes that the accounting estimate related to product warranty provision is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine the adequacy of the provision. Therefore, the warranty provision is maintained at an amount management deems adequate to cover estimated product warranty expenses. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty provision. Provision for product warranty amounted to A$0.102 million at June 30, 2006 (A$0.312 million at June 30, 2005) and a credit to the income statement for the 2006 financial year of A$0.219 million (2005: A$0.233 million credit) due to the expiry of warranty periods.

Due to the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all new marine and recreation system sales from April 1, 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to April 1, 2003 until the expiry of the warranty periods. Current warranty provision balances of A$0.102 million relate to potential claim periods that will expire in financial year 2007.

Non-Interest-bearing borrowings

Current accounting policy

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of commercially produced OCP 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. To date there have been no OCP 2-stroke engines produced on a commercial basis. No interest accrues on this facility until such time as the loan becomes payable.

As at July 1, 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between amortised cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Comparative period policy

Prior to the adoption of AIFRS at July 1, 2005, the loan was recorded at the amount advanced and no recognition was given to effective interest in the income statement. The effect of this change in policy is set out in Note 32, and Orbital has taken advantage of the election in AASB 1 to not restate comparatives for the effect of this change in policy.

Equity Accounting

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of an associate. During the year ended June 30, 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed. The consolidated entity’s share of the joint venture's net profit or loss was recognised in the year and will continue until the date joint control ceases. Orbital’s share of other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Under previous Australian GAAP, the consolidated entity’s past expenditure on research and development was expensed as incurred. Orbital’s share of development expenditure was capitalised (included in results of associate) in F2006 is $1.649 million (2005 $nil)

Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

Expenditure capitalised and amortisation

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

Impairment

The carrying amount of all assets other than inventories and deferred tax assets but including property, plant and equipment and development expenditure is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of Orbital’s assets.

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.050 million at June 30, 2006 (A$0.047 million at June 30, 2005), with a bad debts write-off for the year of A$Nil (2005: A$Nil).

Reorganization costs

Due to continuing losses and under utilization of resources, during fiscal years 2002 and 2003 management restructured the Company by downsizing the workforce through involuntary redundancies and closing its UK and US offices. During fiscal 2004 the reorganization continued, with the relocation from leased office premises to buildings owned freehold. During fiscal 2005 the Company continued to restructure its corporate overheads. Further redundancies were made during and subsequent to fiscal 2005 with a cost to the Company for the year ended June 30, 2005 of $0.257 million and $0.041 million in the year ended June 30, 2006.

Refer to “Results of Operations Fiscal 2006 Compared with Fiscal 2005” below for further explanation of the above expenses.

Income Tax

(i) Current income tax expense and liability

Income tax on the profit and loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Deferred taxation

We recognise a deferred tax asset in our balance sheet only where we determine that it is probable that it will be recovered. A portion of the deferred tax asset recorded in our balance sheet relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits, which are estimated based on forecasts of engineering services income, licence and royalty receipts and Synerject’s business plans. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our balance sheet and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the profit and loss account.

At June 30, 2006, our deferred tax asset included A$6.445 million (A$6.300 million at June 30, 2005), in relation to prior period tax losses and we have provided against potential deferred tax asset amounts of A$53.748 million (A$51.847 million at June 30, 2005), in relation to current and prior period tax losses where management cannot conclude that it is probable that Orbital will generate sufficient future relevant income to recover these losses in future periods.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities increased during fiscal 2006 by A$2.333 million to A$8.813 million at June 30, 2006 from A$6.480 million at June 30, 2005. A$6.447 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2006 by A$3.187 million to A$52.770 million at June 30, 2006 from A$49.583 million at June 30, 2005.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2006 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$52.770 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$69.300 million (US$51.400 million) (2005: A$70.893 million (US$54.006 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$6.455 million (US$4.780 million) (2005: A$6.300 million, US$4.799 million) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2006, the US$51.400 million of tax carry forward losses available expire between the years 2010 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$51.400 million. Approximately US$7.77 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$6.455 million in respect of carry forward losses will be realised in full.

Results of Operations Fiscal 2006 Compared with Fiscal 2005

Orbital’s net profit after tax was A$0.515 million for the year ended June 30, 2006 compared to a net loss of A$1.701 million (AIFRS result) for the year ended June 30, 2005.

As stated in note 1 and detailed in note 31 to the Financial Statements these are Orbital’s first annual consolidated financial statements prepared in accordance with Australian equivalents to International Reporting Standards –AIFRS. AIFRS accounting policies have been applied in the preparation of an opening balance sheet at July 1, 2004 (Orbital’s date of transition) and the comparative information for the year ended June 30, 2005. The loss for the year ended June 30, 2005 reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP) was A$1.108 million. All discussion below refers to amounts reported in accordance with AIFRS.

Revenue from trading activities in fiscal 2006 as detailed in note 2 to the Financial Statements increased as compared to fiscal 2005 by 5% to A$11.039 million:

•	Engineering services income increased 5% (A$0.4 million) to A$8.645 million due to increased demand for the application and development of Orbital technology including programs in the area of spark ignited heavy fuel and new gaseous applications covering both LPG and CNG DI applications. The increased demand eminated mainly from customers in North America and India. This was offset by decreased demand in non OCP advanced powertrain applications primarily from Australian customers.

•	Licence and Royalty income increased by 8% to A$2.394 million due to increased royalties from the marine sector which has shown a 20% increase in engine volumes compared to fiscal 2005. This has been partially offset by reduced volume in the continuing poor European scooter market.

Other income decreased by 18% to A$0.824 million compared to fiscal 2005 primarily due to reduced interest income as a result of reduced cash at bank and on deposit.

Total costs and expenses (excluding share of net profit of the joint venture entity, Synerject LLC (being adjustment to Synerject provision)) decreased 6% to A$15.265 million in fiscal 2006 from A$16.220 million in fiscal 2005. The net decrease was due to the following:

•	Total employee expenses decreased by 6% to A$8.297 million due to staff reductions early in the financial year and reduced redundancy expenses. These savings were partially offset by less leave taken during the year compared to fiscal 2005 and an increase in engineering resources in the 2nd half year, both as a result of the increased engineering activity in the 2nd half year.

•	Depreciation and amortisation decreased by 22% to A$1.122 million primarily due to fully depreciated testing facilities and equipment continuing in working order and therefore not requiring new replacement capital expenditure and the rationalisation of operations in recent years.

•	Engineering consumables and contractor expenses decreased by 27% to A$1.076 million reflecting a change in mix of engineering projects requiring reduced outsourced resources.

•	Travel and accommodation expenses increased by 1% to A$1.009 million as a result of increased overseas engineering project activity offset by reduced corporate travel.

•	Communication and computing expenses decreased by 10% to A$0.667 million as a result of reduced staff numbers and continued renegotiation of contracts with service providers.

•	Patent costs decreased by 15% to A$0.462million from A$0.545 million as a result of the continuing review and analysis of each patent filing in the Company’s intellectual property portfolio having regard to the Company’s strategic intellectual property requirements.

•

Insurance, audit, compliance and listing costs have increased by 17% to A$1.224 million from A$1.043 million partly as a result of increased auditor’s remuneration due to additional audit and compliance requirements for SEC registrants and increased legal fees arising as a result of the review of research and development syndication contractual arrangements entered into in 1995 and 1996.

•	Finance costs have increased by A$0.619 million to A$0.622 million as a result of the introduction of AIFRS. This expense represents the fair value amortisation of the interest free A$19 million loan from the West Australian Government.

•	Other expenses have decreased by 30% to A$0.786 million as a result of continuing cost containment programs and reduced headcount.

Orbital’s share of Synerject’s net profit increased by 41% to A$4.135 million from A$2.936 million in fiscal 2005. Synerject’s revenue increased by 38% to US$57.478 million primarily as a result of the acquisition in March 2006 of a business which supplies fuel systems and components for outboard marine engines. Development expenses of A$1.649 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2005 A$nil) in accordance with AIFRS. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

The income tax expense for fiscal 2006 was A$0.218 million, being primarily withholding taxes on royalties and license fees. In fiscal 2005 Orbital recognised tax losses not previously brought to account of A$0.336 million which, after expensing withholding taxes resulted in a net tax benefit of A$0.107 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2006 compared to fiscal 2005.

Liquidity and Capital Resources

As at June 30, 2006, Orbital’s cash balance was A$3.325 million compared to A$7.972 million at June 30, 2005. At November 30, 2006 the cash balance was A$5.769 million.

For fiscal 2006 Orbital recorded a net cash outflow from operations of A$1.868 million compared to cash outflow of A$3.820 million in fiscal 2005. The cash outflow in fiscal 2006 resulted from cash flow used in operating activities of A$2.159 million less reduced working capital requirements of A$0.291. This compares with net cash used by operating activities in fiscal 2005 of A$2.947 million plus additional working capital requirements of A$0.873 million. The reduced cash outflow in fiscal 2006 was a result of increased engineering services income, increased licence and royalty income and reduced expenses as noted on page 26. Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2006 or fiscal 2005.

Research and development expenditures were A$0.733 million in fiscal 2006 and A$1.064 million in fiscal 2005. Research and development expenditures during fiscal years 2006 and 2005 were mainly in the area of application of OCP fuel injection technology to four-stroke engines with a focus in fiscal 2006 on the development of a new gaseous DI injector suitable for both LPG and CNG applications in automotive and non-automotive markets.

Orbital utilised net cash of A$2.780 million for investing activities in fiscal 2006 compared with A$0.371 million in fiscal 2005. In fiscal 2006 Orbital invested US$2.0 million (A$2.735 million) additional share capital in Synerject LLC as part of replacement of Synerject’s financing arrangements (see below). The expenditure in fiscal 2005 consisted mainly of acquisition of engineering equipment and software. No advances to Synerject were required in fiscal 2005.

Orbital did not have any cash flow requirements for financing activities in fiscal 2006. For fiscal 2005 Orbital’s net cash used in financing activities was A$0.179 million being finance lease payments.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2006 this facility was fully utilised by Orbital. Repayment of this facility is due:

•	in full on the date which is 25 years after the date on which the first advance was made (May 1989); or

•	if in any year prior to that date the aggregate number of commercially produced OCP 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in each year commencing 1 July following the year in which such production is achieved. To date there have been no OCP 2-stroke engines produced on a commercial basis.

Interest is not payable on this facility until such time as the loan becomes payable, when interest will begin to accrue at the overdraft rate charged by the Commonwealth Trading Bank of Australia on overdrafts in excess of A$100,000.

26

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$0.876 million, of which A$0.104 million was drawn down at June 30, 2006. At June 30, 2005 available support facilities totalled A$1.000 million, of which A$0.005 million was drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2006.

On November 14, 2006 Orbital announced that it has successfully raised $4.0 million through a placement of approximately 26.6 million shares at an issue price of $0.15 per share. The Company also made an offer under a Share Purchase Plan (“SPP”) so that all its shareholders resident in Australia and New Zealand were entitled to purchase up to $5,000 worth of ordinary shares in the Company at the $0.15 per share placement price. The SPP, which closed on December 8, 2006, raised a further A$5.2 million.

Capital Expenditure

The Company has budgeted capital expenditures of A$0.778 million for fiscal year 2007. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2007 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities. There are no long-term capital commitments by the Company.

Orbital’s Equity Investee, Synerject LLC

Synerject was restructured in 2003 at which time loan arrangements to September 30, 2006 were agreed. Under those arrangements Synerject’s future operating cash flows were to be directed to a loan repayment plan.

Net cash provided by Synerject’s operating activities in fiscal 2006 was US$5.538 million and fiscal 2005 was US$6.412 million. In fiscal 2005 Synerject made loan repayments of US$3.866 million in line with plan. In fiscal 2006, Synerject made loan repayments of US$3.306 million in line with plan prior to negotiation of a new bank loan in June 2006. In June 2006 Synerject negotiated a 4 year term loan of $8.0 million with a bank which, together with additional capital contributions of US$2 million from each member, replaced the loan arrangements which were due to mature in September 2006. In addition Synerject has available a US$3.0 million line of credit to be drawn as and when required. Synerject’s loan repayment commitments in fiscal 2007 are approximately US$1.630 million (actual paid fiscal 2006 US$3.306 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at bank at June 30, 2006 was US$4.724 million. Member guarantees are not required to support Synerject’s new financing arrangements.

Trend Information

We anticipate that the increased engineering services revenue achieved in the second half of fiscal 2006 will continue in fiscal 2007. Fiscal 2007 will also benefit from increased royalties due to the launch of the DI autorickshaw program in India. However, this is expected to be offset by a reduced Synerject result due to the investment required in manufacturing facilities in China. This includes start up costs and investment in plant prior to commencement of production.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

In the past Orbital guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the 50/50 joint venture with Siemens-VDO Automotive. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

As noted above, in June 2006 Synerject negotiated new financing arrangements to replace the loan from Siemens-VDO. The new loan is secured by Synerject assets. There is no guarantee required from Orbital for the new financing arrangements and no obligations remaining under the Siemens-VDO line of credit.

At June 30, 2005, Orbital’s obligation under the old guarantee amounted to A$9.189 million (US$7 million) being 50% of Synerject’s borrowings from Siemens-VDO Automotive. At June 30 2005 Orbital booked a liability of A$0.654 million in

27

the financial statements with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which included Synerject’s borrowing obligations to Siemens-VDO Automotive.

Details of Synerject’s operations and results are contained above in this Annual Report and in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s license agreements, certain fees and royalty payments are, or will be, indexed to inflation, generally based on the US Producers Price Index for Finished Goods. In general, inflation has had minimal effect on Orbital’s results of operations during the last two fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2006	2005	2006	2005
Cash – Floating (and fixed less than 6 months)	3,325	7,972	5.09	5.54

At June 30, 2006 and June 30, 2005 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average Exchange Rate A$
	2006	2005	2006	2005
Cash held in United States Dollars	87	71	0.7417	0.7618
Cash held in European currency units	42	26	0.5904	0.6394
Receivables in United States Dollars	957	449	0.7417	0.7747
Receivables in European currency units	15	84	0.5904	0.6079
Payables in United States Dollars	—	61	—	0.7659

Details of Orbital’s foreign currency exchange instruments as at June 30, 2006 were as follows:

	Foreign Currency Amount	Exchange Rate	A$ Equivalent	Expiry Date
US$0.300 m		0.7375	406,780	July 31, 2006
US$0.300 m		0.7675	390,879	October 31, 2006
Total	US$0.600 m	0.7525 (Average)	797,659

Fair Value at June 30, 2006	US$0.600 m	0.7417	808,843

At June 30, 2005 Orbital had foreign currency exchange sensitive derivative instruments totalling US$0.500m (A$0.652m).

Details of Orbital’s foreign currency translation exposure as at June 30, 2006, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Receivables	US$0.710 m	0.7417	957,260
Receivables	Euro 0.009 m	0.5904	15,243

Maturity Profile of Commercial Commitments

Contractual Obligations (A$’000s)	At June 30, 2006 Expected Maturity or Expiry Date
	2007	2008	2009	2010	2011	2014	Total	Fair Value
Operating Leases	14	9	9	6	—	—	38	38
Long –Term Debt (1)	—	—	—			19,000	19,000	12,809
Average Interest Rate						0%

Total	14	9	9	6	—	19,000	19,038	12,847

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

All Directors are members of the Finance Committee. Qualifications and experience of each of the Directors are as follows:

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 67

Independent Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Chairman of Olex Holdings Limited (since August 2000) and Compudigm International Limited (since April 1989). He was appointed chairman of Mitchell Corporation Pty Ltd in July 2006. Mr Bourke was Chairman of Australian Technology Group Limited. He has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

JOHN RICHARD MARSHALL, BMechE(hons), DipMechE, Hon.DEng(RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, AGE 74

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989

JOHN GRAHAME YOUNG, LLB, FAICD AGE 62

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

RODNEY ALEXANDER HOUSTON, B.Sc (Hons) MechEng, Ph.D, MAICD, AGE 43

Managing Director. Appointed an Executive Director on 23 August 2005 and Chief Executive Officer on 30 September 2005. Dr Houston has extensive experience in engine research and development. He has been employed by Orbital for 17 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Company’s engineering operations and product development.

Details of each Director’s remuneration are contained in note 27 to the Consolidated Financial Statements included herein.

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

Geoff Paul Cathcart March 14, 1994

Director of Engineering and Operations.

Mr. Cathcart has held a number of senior management positions within the engineering department. Mr. Cathcart has overall responsibility for the engineering and operations department.

Brian Anthony Fitzgerald February 22, 1982	Director of Sales and Marketing. Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for the sales and marketing department.

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer and Joint Company Secretary.

Mr. Halliwell has 22 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia.

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are contained in note 27 to the Consolidated Financial Statements included herein. Refer also “Remuneration Report” below.

For fiscal 2006 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.601 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2006 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.124 million.

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

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

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

•	Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

•	Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

•	Conflict of Interest

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

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr D W J Bourke (Chairman), Mr J G Young and Mr J R Marshall.

The Nomination Committee meets as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

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

•	Principles of compensation

Remuneration is referred to as compensation throughout this report.

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity, including directors of the Company and other executives.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad compensation policy is to ensure the compensation package properly reflects the person’s duties and responsibilities and that compensation is consistent with current industry practice. Data is obtained from independent surveys to ensure that compensation throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the consolidated entity also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT), cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

In the 2006 financial year the consolidated entity met certain goals and individual KPI’s with the result that the remuneration committee awarded discretionary bonuses totalling $100,000.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan, the details of which are set out under “Share Ownership” below.

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous financial year:

	2006 AIFRS	2005 AIFRS
EBIT ($ Millions)	1.023	(2.320)
Dividends paid	—	—
Change in share price ($)	(0.014)	(0.035)
Return of capital	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2006 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

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

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

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

Financial Reporting

The Chief Executive Officer and Chief Financial Officer are required to, at least annually, evaluate internal controls over financial reporting and disclose in writing to the Company’s Auditors and the Audit Committee:

1.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

2.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. No such deficiencies, weaknesses or frauds have been detected.

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

Continuous Disclosure and Communication with Shareholders

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange (“ASX”) as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the ASX. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders on request) in accordance with stock exchange requirements (or unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders and ADR holders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and the ASX. Financial reports are sent to any shareholder or ADR holder who requests them; and

•	Continuous disclosure of material information to the ASX, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the ASX.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report. Subsequent to the annual general meeting, an information meeting is held for shareholders based in the eastern states of Australia to provide those shareholders with the opportunity to meet members of the Board and senior management.

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

Employees

Details of the number, category and location of employees of the Orbital Group in the last two years are as follows:

	June 2006		June 2005
Category	Aus	US	Aus	US
Executive	5	—	5	—
Admin / Sales	20	1	22	1
Engineers	38	—	32	—
Technicians	28	—	28	—
Others	2	—	2	—
Total	93	1	89	1

Share Ownership

Details of share ownership by Directors and senior managers at June 30, 2006 are as follows:

Ordinary Shares
Director
D W J Bourke	100,000
R A Houston *	68,574
J R Marshall	66,880
J G Young	149,906

Senior Managers
T P Baskovich	63,079
G P Cathcart	55,357
B A Fitzgerald	96,805
K A Halliwell	156,621

*	Dr Houston has been offered up to 375,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2007 as detailed in “Executive Long Term Share Plan – 2004 Offer” below. He has also been offered 675,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2008 as detailed in “Executive Long Term Share Plan – 2005 Offer” below. At the Company’s Annual General Meeting on October 24, 2006, shareholders approved an offer to Dr Houston of up to 1,243,750 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2009 as detailed in “Executive Long Term Share Plan – 2006 Offer” below.

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise 100 companies (excluding resource companies) within the Australian Stock Exchange S&P 300 Accumulation Index with a similar market capitalisation to the Company. The TSR ranking of the Company at the expiry of the Performance Period was such that no further shares were granted as the performance conditions had not been met. The offered but unissued shares lapsed on August 31 2006, the end of the 3 year performance period.

Employee Share Plan – 2004 Offer

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P/ASX 300 Index. The comparison will be made over a three year “Performance Period” commencing on September 1, 2004 and ending on August 31, 2007.

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2004 year under the Plan (referred to above). The comparison will be made over a three year “Performance Period” commencing on September 1, 2005 and ending on August 31, 2008.

Employee Share Plan – 2006 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2006 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On October 31, 2006, a total of 471,872 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2006 Offer

At the Company’s Annual General Meeting on October 24, 2006, shareholders approved the participation of the Managing Director, Dr Rodney Houston, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Dr Houston has been offered up to 1,243,750 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2004 year under the Plan (referred to above). The comparison will be made over a three year “Performance Period” commencing on September 1, 2006 and ending on August 31, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of September 30, 2006, Orbital had issued and outstanding 411,292,088 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

No shareholder has greater than 5% of the Company’s issued capital.

The Executive Officers and Directors of Orbital as a group own 757,222 ordinary shares which represent 0.18% of that class.

Major shareholders do not have different voting rights from other shareholders.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2006 (nil in both fiscal 2005 and 2004).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at October 31, 2006 and June 30 in each of the preceding two years are as follows:

	October 31, 2006	2006	2005
	(A$000’s)	(A$000’s)	(A$000’s)
Receivables - Non-current	13,252	13,155	13,573
Borrowings - Non-current	8,992	9,183	11,684

During fiscal 2006, nil interest expense (fiscal 2005: nil; fiscal 2004: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2005 and 2004: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at October 31, 2006 and June 30 in each of the preceding two years are:

	October 31, 2006	2006	2005
	(A$000’s)	(A$000’s)	(A$000’s)
Receivables - Current	49	54	44
Payables - Current	—	43	58

During fiscal 2006, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.209 million (2005: A$0.147 million) and purchased goods and services from Synerject LLC to the value of A$0.139 million (2005: A$0.176 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-64 included herein.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2007 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York as depositary under a deposit agreement dated May 9, 2003. Each ADS represents forty ordinary shares. The ADSs have traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004, under the symbol “OBTLY”. Prior to that time, the ADSs were traded on the New York Stock Exchange (NYSE) but were de-listed as a result of Orbital’s non-compliance with NYSE’s continued listing requirements relating to market capitalization and stockholder equity.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2001-02	Q1	A$	0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$	0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	$	A0.59		1,349,079	A$	0.345		35,528	US $	2.44		132,300	US$	1.52		2,899
	Q4	$	A0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800
2002-03	Q1	A$	0.325	*	975,729	A$	0.20		34,124	US$	1.50	*	52,100	US$	0.81		899
	Q2	A$	0.21		3,077,701	A$	0.125		40,454	US$	0.90		144,699	US$	0.57	*	3,300
	Q3	$	A0.185		3,860,470	A$	0.125		24,411	US $	1.10		119,100	US$	0.63		300
	Q4	$	A0.165		1,518,908	A$	0.120	*	6,560	US$	4.40		20,420	US$	3.35		120
2003-04	Q1	A$	0.22	*	3,333,210	A$	0.12	*	58,000	US$	5.55		29,500	US$	3.35	*	0
	Q2	A$	0.22		4,942,330	A$	0.16		0	US$	5.63		78,899	US$	4.49		600
	Q3	A$	0.185		2,264,501	A$	0.150		24,421	US$	5.65	*	28,600	US$	4.57		0
	Q4	A$	0.16		2,984,628	A$	0.13		10,700	US$	4.69		35,500	US$	3.71		0
2004-05	Q1	A$	0.16	*	2,728,797	A$	0.14		13,795	US$	4.40	*	31,810	US$	3.75		0
	Q2	A$	0.15		1,521,740	A$	0.115		27,988	US$	4.18		57,464	US$	3.25		100
	Q3	A$	0.115		4,316,632	A$	0.085	*	20,000	US$	3.50		21,822	US$	2.60	*	0
	Q4	A$	0.11		12,380,878	A$	0.094		19,434	US$	3.50		29,300	US$	2.75		0
2005-06	Q1	A$	0.125	*	3,221,730	A$	0.092		88	US$	3.60	*	413,500	US$	2.75		0
	Q2	A$	0.120		2,164,527	A$	0.086		2,834	US$	3.45		42,300	US$	2.45	*	0
	Q3	A$	0.115		4,316,632	A$	0.085		20,000	US$	3.15		32,500	US$	2.79		0
	Q4	A$	0.098		2,538,003	A$	0.084	*	12,338	US$	3.00		30,500	US$	2.60		0
April 2006		A$	0.098		975,897	A$	0.090		14,700	US$	3.00		30,500	US$	2.72		0
May 2006		A$	0.095		406,764	A$	0.087		17,870	US$	2.84		5,000	US$	2.60		0
Jun 2006		A$	0.093		2,538,003	A$	0.084		12,338	US$	2.90		10,900	US$	2.65		0
Jul 2006		A$	0.010		1,287,800	A$	0.092		3,045	US$	3.00		23,000	US$	2.75		0
Aug 2006		A$	0.105		1,291,746	A$	0.096		30,000	US$	2.95		23,900	US$	2.87		200
Sept 2006		A$	0.105		13,760,545	A$	0.090		1,270	US$	2.90		21,800	US$	2.80		100
Oct 2006		A$	0.165		5,992,258	A$	0.094		43,000	US$	4.90		34,500	US$	2.85		500
Nov 2006		A$	0.205		10,539,283	A$	0.160		195,666	US$	5.99		51,400	US$	5.00		200

*	Denotes annual high and low closing market prices in the relevant year.

On November 30, 2006, the closing sale price of the ordinary shares on the ASX was A$0.180 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$5.55 per ADS. On November 30, 2006, 3,576,081 ADSs, representing 144,295,720 ordinary shares, or approximately 35% of the outstanding ordinary shares, were outstanding and were held by 346 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

Shareholders must be given at least 28 days written notice of a meeting of the Company’s shareholders, which notice may be given personally or by post and must set out:

•	the place, date and time of the meeting;

•	the general nature of the meeting’s business;

•	the resolution, if a special resolution is proposed; and

•	a shareholder’s right to appoint a proxy.

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

Material Contracts

Other than the Executive Service Agreement referred to in Exhibit 10.1, there are no material contracts (other than contracts entered into in the ordinary course of business) to which the Company or any member of the Orbital Group is a party in the two years immediately prior to publication of this document.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the U.S. Holder holds the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the shares or ADSs generally will be qualified dividend income.

U.S. Holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable to a U.S. Holder when such U.S. Holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the U.S. Holder’s tax basis, determined in U.S. dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Capital gain of a noncorporate U.S. Holder that is recognized in taxable years beginning on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Market Exposures

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, whenever possible we have cash expenses in the same countries and currencies as we generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, refer to note 29 “Financial Instruments” to our audited consolidated financial statements.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt and cash assets.

As of June 30, 2006, we had no interest bearing liabilities outstanding.

As of June 30, 2006, we had total interest earning cash assets of $3.045 million of which $1.963 million was held in fixed interest bank bills maturing in less than one year. Changes in interest rates will have no effect on the interest income generated by these cash assets during the fixed rate period. We also had approximately $1.082 million cash earning interest at floating rates.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. In fiscal 2006, the functional currencies of our major markets outside Australia were the U.S. dollar, the Euro and the Japanese yen. As a result, we were, and continue to be, exposed to risk arising from movements in foreign currency exchange rates.

These risks include:

•	financial reporting;

•	cash flow; and

•	specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable.

For the year ended June 30, 2006, we recorded an unrealized foreign exchange gain of A$0.012 million in our operating results. This gain arose mainly from the translation into Australian dollars of U.S. dollar and Euro denominated receivables and bank accounts set out below.

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Receivables – U.S. dollars	US$0.710 m	0.7417	0.957 m
Receivables – Euro	Euro0.009 m	0.5904	0.015 m

Cash – U.S. dollars	US$0.064 m	0.7417	0.087 m
Cash – Euro	Euro0.025 m	0.5904	0.042 m

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2006	2005	2006	2005
Cash held in United States Dollars	87	71	0.7417	0.7618
Cash held in European currency units	42	26	0.5904	0.6394
Receivables in United States Dollars	957	449	0.7417	0.7747
Receivables in European currency units	15	84	0.5904	0.6079
Payables in United States Dollars	—	61	—	0.7659

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange to hedge a portion of that specific transaction. For the year ended June 30, 2006, we derived approximately 38% of our revenue in foreign currency.

Details of Orbital’s foreign currency exchange instruments as at June 30, 2006 were as follows:

	Foreign Currency Amount		Exchange Rate		A$ Equivalent	Expiry Date
		US$0.300 m	0.7375		406,780	July 31, 2006
		US$0.300 m	0.7675		390,879	October 31, 2006

Total	US$	0.600 m	0.7525	(Average)	797,659

Fair Value at June 30, 2006	US$	0.600 m	0.7418		808,843

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

Orbital management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated Orbital’s disclosure controls and procedures as at June 30, 2006 (“the Evaluation Date”) and concluded that those controls and procedures are effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, KPMG, are as follows:

	2006		2005
Services Rendered	Fees ($A)%		Fees ($A)%
Audit – KPMG Australia	281,877	79.6	177,900	66.6
Australian equivalents to International Financial Reporting Standards review – KPMG Australia	17,158	4.8	20,000	7.5
Taxation Services (1) – KPMG Australia	35,796	10.1	40,890	15.3
- Other KPMG member firms	19,451	5.5	28,233	10.6

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance and tax advice.

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

See pages F-1 through F-64 included herein.

ITEM 19.	EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of the Annual Report.

(b)	Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated by reference to our registration statement on Form 20-F filed on December 30, 2004.)

10.1	Executive Service Agreement between Orbital Corporation Limited and Rodney Alexander Houston (incorporated by reference to our registration statement on Form 20-F filed on January 13, 2006.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“Orbital™ Engine”	A vane-type rotary internal combustion engine originally invented by Orbital's founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

Stoichiometric	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

Date: December 21, 2006	/s/ KA Halliwell
KEITH HALLIWELL Company Secretary and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and its controlled entities (the “Consolidated Entity”) as of 30 June 2006 and 2005, and the related consolidated statements of operations, recognised income and expenses and cash flows for each of the years ended 30 June 2006 and 2005, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2006 and 2005, and the results of its operations and its cash flows for each of the years ended 30 June 2006 and 2005, in conformity with the Australian equivalents to International Financial Reporting Standards (“AIFRS”) and International Financial Reporting Standards.

As discussed in Note 32 to the consolidated financial statements, as a result of adopting AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement” on 1 July 2005, the Consolidated Entity changed its method of accounting for financial instruments. In accordance with an election taken under the relevant transitional provisions, the prior period comparatives have not been restated.

AIFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.

KPMG

Perth, Australia

25 August 2006, except Notes 30, 33 and 34 for which the date is 21 December 2006

KPMG, an Australian partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	2006 A$'000	2005 A$'000
Engineering services income		8,645	8,252
Licence and royalty income		2,394	2,217

Revenue		11,039	10,469
Other income	3	824	1,007

Total Revenue		11,863	11,476

Personnel expenses	4	(8,297)	(8,850)
Depreciation and amortisation		(1,122)	(1,436)
Engineering consumables and contractors		(1,076)	(1,473)
Travel and accommodation	6	(1,009)	(998)
Communications and computing		(667)	(744)
Patent costs		(462)	(545)
Insurance costs		(535)	(551)
Audit, compliance and listing costs		(689)	(492)
Finance costs	6	(622)	(3)
Other expenses		(786)	(1,128)

Total expenses		(15,265)	(16,220)

Share of net profit of Synerject LLC (adjustment to provision)	13	4,135	2,936

Profit/(loss) before related income tax		733	(1,808)
Income tax (expense)/benefit	7	(218)	107

Net profit/(loss) for year after related income tax		515	(1,701)

Basic earnings/(loss) per share (in cents)	8	0.1	(0.4)
Diluted earnings/(loss) per share (in cents)	8	0.1	(0.4)

Basic earnings/(loss) per ADS (in cents)	8	4.0	(16.0)
Diluted earnings/(loss) per ADS (in cents)	8	4.0	(16.0)

The consolidated statements of operations are to be read in conjunction with the notes to the financial statements set out on pages F6 to F64.

F2

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE YEAR ENDED 30 JUNE 2006

	2006 A$'000	2005 A$'000
Recognised directly in equity
Employee Share Plan	264	248
Foreign exchange translation differences	276	(238)

Net income recognised directly in equity	540	10
Net profit/(loss) for the period net of tax	515	(1,701)

Total recognised income and expense for the period	1,055	(1,691)

The consolidated statements of recognised income and expenses are to be read in conjunction with the notes to the financial statements set out on pages F6 to F64.

F3

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2006

	NOTE	2006 A$'000	2005 A$'000
Current Assets
Cash and cash equivalents	9	3,325	7,972
Receivables	10	3,643	2,985
Inventories	11	6	12

Total Current Assets		6,974	10,969

Non-Current Assets
Investments accounted for using the equity method	13	6,321	—
Deferred tax assets	14	6,445	6,300
Property, plant & equipment	15	6,432	7,424

Total Non-Current Assets		19,198	13,724

Total Assets		26,172	24,693

Current Liabilities
Payables	16	3,268	2,389
Employee entitlements	19	1,046	1,055
Provisions	20	106	485

Total Current Liabilities		4,420	3,929

Non-Current Liabilities
Non interest-bearing liabilities	18	12,809	19,000
Employee entitlements	19	1,200	1,135
Provisions	20	—	100
Other	21	—	654

Total Non-Current Liabilities		14,009	20,889

Total Liabilities		18,429	24,818

Net Assets/(Liabilities)		7,743	(125)

Equity
Contributed equity	23	216,768	216,768
Reserves	23	38	(238)
Accumulated losses	23	(209,063)	(216,655)

Total Equity/(Deficiency)		7,743	(125)

The consolidated balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F6 to F64.

F4

ORBITALCORPORATION LIMITED AND ITS CONTROLLED ENTITIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2006

	NOTE	2006 A$'000	2005 A$'000
Cash Flows from Operating Activities
Cash receipts from customers		10,183	11,124
Cash paid to suppliers and employees		(12,300)	(15,418)

Cash used in operations		(2,117)	(4,294)
Interest income		332	515
Interest expense paid		—	(3)
Income taxes paid		(83)	(38)

Net cash used in operating activities	28	(1,868)	(3,820)

Cash Flows from Investing Activities
Capital contribution to Synerject		(2,735)	—
Proceeds from sale of property, plant & equipment		166	56
Acquisition of property, plant & equipment		(211)	(427)

Net cash used in investing activities		(2,780)	(371)

Cash Flows from Financing Activities
Payment of finance lease liabilities		—	(179)

Net cash used in financing activities		—	(179)

Net decrease in cash and cash equivalents		(4,648)	(4,370)
Cash and cash equivalents at 1 July		7,972	12,350
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		1	(8)

Cash and cash equivalents at 30 June	9	3,325	7,972

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2005 and 2006.

The consolidated statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F6 to F64.

F5

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the “consolidated entity”) and the consolidated entity's interest in jointly controlled entities.

(a)	Statement of Compliance

The consolidated financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (‘AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. International Financial Reporting Standards (“IFRSs’”) form the basis of Australian Accounting Standards (“AASBs”) adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS (“AIFRS”) to distinguish from previous Australian Generally Accepted Accounting Practice. The financial reports of the consolidated entity and the Company also comply with IFRSs and the interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity’s first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 First time adoption of Australian equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 31.

(b)	Basis of Preparation

The consolidated financial report is presented in Australian dollars. The entity has elected not to early adopt the following accounting standards and amendments as at transition date:

•	AASB 119 Employee Benefits (December 2004)

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements and AASB 124 Related Party Disclosures

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004)

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts

•	AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004)

•	UIG 4 Determining whether an Arrangement contains a Lease

•	UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

•	UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

•	UIG 8 Scope of AASB 2.

F6

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Preparation (continued)

•	AASB 7 Financial instruments: Disclosure (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007

•	AASB 2005-9 Amendments to Australian Accounting Standards (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006

•	AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The initial application of the above standards is not expected to have an impact on the financial results of the Company and the consolidated entity as the standards and the amendments either are not applicable or are concerned only with disclosures.

The financial report is prepared on the basis of historical costs (except that certain financial instruments are stated at their fair value).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and the Directors’ Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 1(v).

Except as noted in note 32, the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards-AIFRS.

F7

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Associates

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled associate, Synerject LLC on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of an associate. During the year ended 30 June 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed. The consolidated entity’s share of the joint venture's net profit or loss was recognised in the consolidated income statement during the year and will continue until the date joint control ceases or the entity returns to a cumulative loss position. Other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

(iii)	Transactions Eliminated on Consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity’s interest in the entity with adjustments made to the investment in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the consolidated entity’s interest in such entities is disposed of.

(d)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date (except those representing the consolidated entity’s net investment in subsidiaries, associates and jointly controlled entities – see below) are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. In respect of all foreign operations, the Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange gains and losses are therefore deemed to be zero as at 1 July 2004.

F8

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Foreign Currency (continued)

(iii)	Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to AIFRS, are presented as a separate component of equity.

(e)	Derivative Financial Instruments

(i)	Current accounting policy

The consolidated entity may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations. In accordance with its treasury policy, the consolidated entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(ii)	Comparative period policy

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

(f)	Property, Plant and Equipment

(i)	Acquisition

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see below).

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to AIFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(ii)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iii)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(iv)	Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

F9

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Intangibles

(i)	Research and Development Expenditure

Current accounting policy

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

Comparative period policy

Under previous AGAAP, the consolidated entity’s past expenditure on research and development was expensed as incurred.

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(h)	Receivables

Receivables are stated at their amortised cost, less impairment losses. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

(i)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

(k)	Impairment

The carrying amounts of the consolidated entity's assets, other than inventories (refer note 11) and deferred tax assets (refer note 14), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

The carrying amount of property, plant and equipment is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of property plant and equipment

F10

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment (continued)

The carrying amount of all non-financial assets including development expenditure is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Adoption of this AIFRS accounting policy has not had any effect upon the carrying value of assets.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

(i)	Calculation of recoverable amount

The recoverable amount of the consolidated entity’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. All receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii)	Reversals of impairment

Impairment losses are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount.

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through profit or loss. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognised in profit or loss.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

F11

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment (continued)

(iii)	Derecognition of financial assets and liabilities

Current accounting policy

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	the rights to receive cash flows from the asset have expired

•	the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party, or

•	the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit and loss.

Comparative period policy

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed. A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(l)	Share capital

(i)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(m)	Non-Interest-bearing borrowings

(i)	Current accounting policy

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of commercially produced OCP 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. To date there have been no OCP 2-stroke engines produced on a commercial basis. No interest accrues on this facility until such time as the loan becomes payable.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(ii)	Comparative period policy

Prior to the adoption of AIFRS at 1 July 2005, the loan was recorded at the amount advanced and no recognition was given to effective interest in the income statement. The effect of this change in policy is set out in Note 32, and Orbital has taken advantage of the election in AASB 1 to not restate comparatives for the effect of this change in policy.

F12

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Employee Benefits

(i)	Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The consolidated entity does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(ii)	Long Service Leave

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

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans, one of which is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. These targets have not yet been met. The fair value of options and shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest, except where forfeiture is due to corporate performance targets not being met.

(v)	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

(o)	Provisions - Warranties

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(p)	Payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

F13

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services and Sale of Goods

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance is deferred, and represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer.

(ii)	Interest Income

Interest income is recognised as it accrues.

(iii)	Asset Sales

The gain on sale of assets are included as other income of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(r)	Finance Costs

(i)	Financing costs

Financing costs include disclosure of interest payable on borrowings calculated using the effective interest method, foreign exchange gains and losses on borrowings, and gains and losses on hedging instruments that are recognised in the income statement . Borrowing costs are expensed as incurred and included in finance costs.

(ii)	Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

F14

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Income Tax

Income tax on the profit and loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

(i)	Current income tax expense and liability

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

(t)	Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

F15

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(v)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the consolidated entity's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key sources of estimation uncertainty

In note 29 detailed analysis is given of the foreign exchange exposure of the consolidated entity and risks in relation to foreign exchange movements.

(w)	Interest and Dividend Revenue

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established which in the case of quoted securities is ex-dividend date.

2.	SEGMENT REPORTING

Segment information is presented in respect of the consolidated entity’s business and geographical segments. The primary format, business segment, is based on the consolidated entity’s management and internal reporting structure. Segment information is determined using the same basis of accounting as the primary financial statements.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The consolidated entity comprises the following main business segments:

•	Engineering services; and

•	Royalties and licences.

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

F16

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

2.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	8,645	8,252	2,394	2,217	11,039	10,469
Unallocated other income					824	1,007

Total Revenue					11,863	11,476

Segment Result	409	(110)	1,197	608	1,606	498

Unallocated expenses - net (ii)					(4,967)	(4,985)
Reorganisation expense					(41)	(257)
Share of net profit of Synerject (adjustment to Synerject provision)					4,135	2,936

Net Profit/(loss) before related income tax					733	(1,808)

Income tax (expense)/benefit					(218)	107

Profit/(loss) after tax attributable to members					515	(1,701)

	Engineering Services		Royalties and licences		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,122	1,436	—	—	1,122	1,436
Other non-cash expenses	3	17	—	—	3	17

Segment non-cash expenses	1,125	1,453	—	—	1,125	1,453

Reorganisation expense					—	257
Systems warranty credits					(219)	(233)
Share of net profit of Synerject (adjustment to Synerject provision)					(4,135)	(2,936)
Foreign exchange translation (gain)					(12)	(11)

Total non-cash (revenue) and expenses					(3,241)	(1,470)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

F17

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

2.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

2.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	9,475	9,686	606	735	10,081	10,421

Unallocated assets
Cash					3,325	7,972
Equity accounted investment in Synerject LLC					6,321	—
Deferred tax asset					6,445	6,300

Consolidated Total Assets					26,172	24,693

Segment Liabilities	5,518	4,852	—	—	5,518	4,852

Unallocated liabilities
Borrowings					12,809	19,000
Systems warranty provision					102	312
Provision for borrowings of Synerject LLC					—	654

Consolidated Total Liabilities					18,429	24,818

Consolidated Net Assets/(Liabilities)					7,743	(125)

Segment Acquisitions of Non current assets	211	427	—	—	211	427

2.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	4,179	2,423	729	1,154	3,777	2,783	3,178	5,116	11,863	11,476

Segment assets	782	745	207	185	1,576	1,209	7,516	8,282	10,081	10,421

Acquisitions of non current assets	—	—	—	—	—	—	211	427	211	427

F18

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

2.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

2.2	Geographic Segments (secondary reporting)

Revenue by geographical location of customers	2006 A$’000	2005 A$’000
United States of America	4,179	2,280
Australia	3,178	5,116
India	1,361	798
Japan	1,281	1,278
China	571	162
Germany	444	—
Malaysia	355	415
Italy	234	448
New Zealand	209	—
Austria	26	—
France	25	454
United Kingdom	—	252
Canada	—	143
Taiwan	—	130

Total Revenue	11,863	11,476

Revenue by major customer (>10% total revenues)
Australia (1 customer, 2005: 2 customers)	1,298	2,498
United States of America (2 customers; 2005: 2 customers)	3,506	1,639

	4,804	4,137

Total long lived assets by location of assets
Australia	6,432	7,424

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 40% of total revenue in fiscal 2006. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. In fiscal 2005, four customers referred to above accounted for 36% of Orbital’s total revenue.

One of our major customers (i.e. 17% of total revenue as detailed above) based in the United States of America is a licensee.

The significant majority of sales revenue from France, Italy, India and Taiwan is derived from licensees.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2006, three customers accounted for 77% (2005: 81%) of Synerject’s total revenue.

F19

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

3.	OTHER INCOME

	2006 A$’000	2005 A$’000
Interest income	332	515
Gain on sale of property, plant and equipment	85	40
Net foreign exchange gains	12	11
ACIS credits	152	161
Systems warranty credit	219	233
Other	24	47

	824	1,007

Warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

4.	PERSONNEL EXPENSES

Salaries and wages	6,730	7,215
Contributions to defined contributions superannuation funds	726	786
Equity settled transactions	264	248
Decrease in liability for annual leave	(9)	(217)
Increase in liability for long service leave	65	8
Other associated personnel expenses	480	553
Redundancy	41	257

	8,297	8,850

5	FINANCE COSTS

Interest expense WA Government Loan	622	—
Finance charges on capitalised leases	—	3

	622	3

F20

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

		2006 A$’000	2005 A$’000
6.	SUPPLEMENTAL DISCLOSURES TO STATEMENT OF OPERATIONS
6.1	RESEARCH AND DEVELOPMENT EXPENDITURE
	Research and development expenditure	733	1,064

6.2	TRAVEL AND ACCOMMODATION
	Travel and accommodation recharged to projects	328	202
	Corporate travel and accommodation	681	796

		1,009	998

6.3	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia	A$	A$
	- Audit and review of financial reports	281,877	177,900
	- Australian equivalents to International Financial Reporting Standards review	17,158	20,000

		299,035	197,900

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	35,796	40,890
	Other KPMG member firms	19,451	28,233

		55,247	69,123

	Total auditors’ remuneration	354,282	267,023

F21

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

		2006 A$’000	2005 A$’000
7.	TAXATION
7.1	Recognised in the income statement
	Current tax expense
	Current year	(192)	(229)

		(192)	(229)

	Deferred tax expense
	Net expense on recognition/(utilisation) of tax losses	(26)	—
	Benefit of tax losses recognised	—	336

		(26)	336

	Total income tax (expense)/benefit in income statement	(218)	107

7.2	Prima facie income tax (expense) / credit
	Calculated at 30% on the operating (profit)/loss	(220)	542
	Increase/(decrease) in income tax credit due to:
	- Withholding tax	(192)	(229)
	- Other (non-deductible)/non-assessable amounts	(8)	(16)
	- Depreciation allowance on tax revalued plant and equipment	163	173
	- Research and development allowance	—	332
	- Effect of higher rates of tax on overseas income	(173)	(118)
	- US tax losses and timing differences utilised	1,469	968
	- Australian tax losses and timing differences (not brought to account) / reversing against not brought to account	(1,257)	(1,545)

	Income tax (expense) / credit on operating profit/loss	(218)	107

7.3	Movement in equity reserve
	Deferred tax
	Translation movement on deferred tax assets	(171)	576

		(171)	576

F22

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

8.	EARNINGS / (LOSS) PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $514,566 (2005: loss $1,701,376) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 411,015,511 (2005: 410,404,267), calculated as follows:

Profit/(Loss) attributable to ordinary shareholders	2006 A$	2005 A$
Profit/(loss) for the period	514,566	(1,701,376)

Profit attributable to ordinary shareholders	514,566	(1,701,376)

Weighted average number of ordinary shares	#	#
Issued ordinary shares at 1 July	410,595,878	410,017,878
Effect of shares issued for the ESP No.1	419,633	386,389

Weighted average number of ordinary shares at 30 June	411,015,511	410,404,267

Earnings per share

	cents	cents
Basic earnings per share	0.125	(0.415)

Diluted earnings per share	0.124	(0.415)

The calculation of diluted earnings per share in the comparative period was the same as the calculation for basic earnings per share as there were no dilutive securities on issue during the comparative period.
Potential ordinary shares included (2005: not included) in calculation of diluted earnings/(loss) per share	#	#
Executive Long Term Share Plan	4,705,000	4,930,000
Options	—	1,733,000

	4,705,000	6,663,000

F23

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	2006 A$'000	2005 A$'000
9. CASH AND CASH EQUIVALENTS
Cash at bank	176	44
Cash at bank - US dollars	87	71
Cash at bank - European currency units	42	26
At call deposits - financial institutions	1,057	947
Bank bills	1,963	6,884

	3,325	7,972

10. RECEIVABLES
10.1 Current
Trade debtors	3,005	2,311
Trade receivable from related joint venture entity	54	44
Less: Provision for doubtful trade debtors	(50)	(47)

	3,009	2,308
Other debtors	617	611
Prepayments	17	66

	3,643	2,985

11. INVENTORIES
Raw materials and stores - at recoverable amount	6	12

12. OTHER FINANCIAL ASSETS
Investment in PT Texmaco Perkasa Engineering Tbk - at cost	6,446	6,446
Less: impairment losses in the carrying value of investments	(6,446)	(6,446)

	—	—

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

F24

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The consolidated entity accounts for investments in associates using the equity method.

The consolidated entity has the following investment in associates:

Name	Principal activities	Country of incorporation	Reporting Date	30 June Ownership
				2006	2005
Synerject LLC	Suppliers of gasoline engine systems and components	USA	30/06/2006	50%	50%

	Revenues as reported by associate (100%)	Profit as reported by associate (100%)	Share of associate’s net profit recognised	Total Assets as reported by associate (100%)	Total Liabilities as reported by associate (100%)	Net assets as reported by associate (100%)	Share of associate’s net assets equity accounted
	A$’000 USGAAP	A$’000 USGAAP	A$’000 AIFRS	A$’000 USGAAP	A$’000 USGAAP	A$’000 USGAAP	A$’000 AIFRS
2006
Synerject	77,494	3,632	4,135	42,129	26,111	16,018	6,321

2005
Synerject	54,796	5,141	2,936	33,632	26,706	6,926	—

	2006 A$’000	2005 A$’000
Results of associate
Reversal of provision for borrowings of Synerject	654	2,936
Share of associate profit before income tax after recommencement of equity accounting	1,649	—
Share of income tax expense	(120)	—

	2,183	2,936
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	1,649	—
- dissimilar accounting treatment with respect to amortisation of intangibles	303	—

Share of associates net profit accounted for using the equity method	4,135	2,936

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which was reversed as at 31 December 2005, when Synerject LLC had an excess of assets over liabilities. The consolidated entity has now recommenced equity accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity of Synerject LLC.

F25

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

	2006 $’000	2005 $’000
Commitments
Share of associates commitments contracted but not provided for or payable:
Within one year	548	447
One year or later and no later than five years	1,296	1,630
Later than 5 years	—	35

	1,844	2,112

Contingent liabilities
Contingent share of associates liabilities
(i) Guaranteed bank facilities	—	9,188

	—	9,188

INTEREST IN SYNERJECT LLC

As at 30 June 2006, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2005: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. This loan was repaid during the current reporting period. At 30 June 2006, the Company’s share of Synerject’s financing obligations amounted to A$Nil (US$Nil) (30 June 2005: A$9.189 million (US$7.000 million)).

Both Siemens VDO Automotive Corporation and the Company have made additional capital contributions in June 2006.

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens-VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject LLC (“the recalculation”). The option is exercisable at June 30, 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% ie. ownership percentages of 60:40.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject of US$800,000 for each 1% interest of Synerject. The exercise date of these options have been extended by two years to June 30, 2008. Until that date the ownership percentage will remain 50:50.

F26

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

14.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets		Liabilities		Net
	2006 A$’000	2005 A$’000	2006 A$’000	2005 A$’000	2006 A$’000	2005 A$’000
Tax value of loss carry-forwards recognised	(6,653)	(7,009)	—	—	(6,653)	(7,009)
Temporary differences	—	—	208	709	208	709

Tax (assets)/liabilities	(6,653)	(7,009)	208	709	(6,445)	(6,300)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated
	2006 A$’000	2005 A$’000
Australia
Tax Losses	15,831	14,875
Temporary difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences	446	10

	18,211	16,819

The Australian tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the consolidated entity can utilise the losses.

USA

Tax carry forward losses of approximately $69.300 million (US$51.400 million) (2005: $70.893 million (US$54.006 million)) are available to certain controlled entities in the United States. A deferred tax asset of $6.455 million (US$4.780 million) (2005:$6.300 million US$4.799 million) has been recognised as it is probable that future taxable profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2006, the $69.300 million of tax carry forward losses available expire between the years 2010 and 2023.

Movement in temporary differences during the year

	Consolidated
	Balance 1-Jul-04 A$’000	Recognised in income A$’000	Recognised in equity A$’000	Balance 30-Jun-05 A$’000
Tax value of loss carry-forwards recognised	(6,540)	(336)	576	(6,300)

Net tax (assets)/liabilities	(6,540)	(336)	576	(6,300)

	Consolidated
	Balance 1-Jul-05 A$’000	Recognised in income A$’000	Recognised in equity A$’000	Balance 30-Jun-06 A$’000
Tax value of loss carry-forwards recognised	(6,300)	26	(171)	(6,445)

Net tax (assets)/liabilities	(6,300)	26	(171)	(6,445)

F27

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

15.	PROPERTY, PLANT AND EQUIPMENT

	2006 A$’000	2005 A$’000
Freehold land
At deemed cost	1,091	1,091

Buildings
At deemed cost	3,057	3,057
Less: accumulated depreciation	(812)	(730)

	2,245	2,327

Plant and equipment
At cost	14,808	14,678
Less: accumulated depreciation	(11,947)	(10,994)

	2,861	3,684

At recoverable amount	1,964	1,964
Less: accumulated depreciation	(1,729)	(1,642)

	235	322

Total property, plant and equipment - net book value	6,432	7,424

Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Freehold land
Carrying amount at beginning of year	1,091	1,091

Carrying amount at end of year	1,091	1,091

Buildings
Carrying amount at beginning of year	2,327	2,407
Depreciation	(82)	(80)

Carrying amount at end of year	2,245	2,327

Plant and equipment
Carrying amount at beginning of year	4,006	4,714
Additions and transfers	211	625
Disposals	(81)	(16)
Depreciation	(1,040)	(1,317)

Carrying amount at end of year	3,096	4,006

Leased assets
Carrying amount at beginning of year	—	237
Purchased and transferred to plant and equipment	—	(198)
Amortisation	—	(39)

Carrying amount at end of year	—	—

F28

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

15.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

15.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 15 July 2004 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,336,000, (2005: $3,418,000). The land and buildings are recorded at deemed cost; the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

16.	PAYABLES

	2006 A$’000	2005 A$’000
Current
Trade creditors and accruals	2,661	2,013
Revenues received in advance	607	376

	3,268	2,389

17.	FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility	76	—
Forward exchange contracts facility	3,500	3,500
Corporate credit card facility	50	250
Multi-option credit facility	750	750

	4,376	4,500

Facilities utilised at balance date
Performance guarantee facility	76	—
Forward exchange contracts facility	600	652
Corporate credit card facility	28	5
Multi-option credit facility	—	—

	704	657

Facilities not utilised at balance date
Performance guarantee facility	—	—
Forward exchange contracts facility	2,900	2,848
Corporate credit card facility	22	245
Multi-option credit facility	750	750

	3,672	3,843

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,376,000 (2005: $4,500,000).

F29

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

18.	NON INTEREST BEARING LIABILITIES

	NOTE	2006 A$’000	2005 A$’000
Loans and advances - secured (a)	32	12,809	19,000

The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of commercially produced OCP 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. To date there have been no OCP 2-stroke engines produced on a commercial basis. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

19.	EMPLOYEE BENEFITS

19.1	Current
	Employee entitlements	1,046	1,055

19.2	Non-Current
	Employee entitlements	1,200	1,135

19.3	Aggregate Liability for employee entitlements	2,246	2,190

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	4.0%	4.0%
	Discount rate at 30 June	5.2%	5.1%
	Settlement term (years)	10	10
	Number of employees
	Number of employees at year end	94	90

F30

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

20.	PROVISIONS

		2006 A$’000	2005 A$’000
20.1	Current
	Redundancy	—	257
	Systems warranty (a)	102	212
	Other	4	16

		106	485

20.2	Non-Current
	Systems warranty (a)	—	100

		—	100

20.3	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Redundancy benefits - current
	Carrying amount at beginning of year	257	—
	Provision made (credit) during the year	—	257
	Payments made during the year	(257)	—

	Carrying amount at end of year	—	257

	Systems warranty - current
	Carrying amount at beginning of year	212	261
	Provision made during the year - net of (expired)	(219)	(233)
	Net foreign exchange (gain)/loss on translation	9	(59)
	Reclassified from non current	100	243

	Carrying amount at end of year	102	212

	Systems warranty - non current
	Carrying amount at beginning of year	100	343
	Reclassified to current	(100)	(243)

	Carrying amount at end of year	—	100

	Other provisions - current
	Carrying amount at beginning of year	16	12
	Provision made during the year (net of expired)	(12)	4

	Carrying amount at end of year	4	16

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

F31

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

21.	OTHER NON-CURRENT LIABILITIES

	NOTE		2006 A$’000	2005 A$’000
Provision for borrowings of Synerject LLC	31	(e)	—	654

22.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

22.1	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

22.2	In 1995 and 1996 Orbital entered into joint venture (JV) R & D syndicated arrangements with Coles Myer Ltd and subsidiaries (“CML”) to undertake research and development relating to production of vehicles using Orbital’s technology. The JV arrangements required payment of licence fees for the use of Orbital’s technology by the CML/Orbital JV.

CML advised Orbital that the Australian Taxation Office (ATO) had formed a preliminary opinion that some portion of the licence fees may not be tax deductible and that the ATO may reassess CML. The reduction in tax provided by these licence fees for CML is understood to be approximately $13 million and $8 million respectively in 1995/96 and 1996/97.

CML subsequently identified provisions of the relevant Transaction Documents that it asserted were a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty.

Subsequent to the Australian reporting date this dispute was settled in full by payment of A$500,000 to CML.

F32

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

23.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES

	Share Capital A$’000	Foreign Currency Translation Reserve A$’000	Accumulated Losses A$’000	Total A$’000
Balance at 1 July 2004	216,768	—	(215,202)	1,566
Equity-settled transaction-employee shares	—	—	248	248
Total recognised income and expense	—	(238)	(1,701)	(1,939)

Balance at 30 June 2005	216,768	(238)	(216,655)	(125)

Balance 1 July 2005	216,768	(238)	(216,655)	(125)
Effect of change in accounting policy	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	(238)	(209,842)	6,688
Equity-settled transaction-employee shares	—	—	264	264
Total recognised income and expense	—	276	515	791

Balance at 30 June 2006	216,768	38	(209,063)	7,743

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

Share Capital

	2006 Number	2005 Number
Ordinary shares, fully paid	411,292,088	410,595,878

Ordinary Shares
Balance at the beginning of year	410,595,878	410,017,878
Shares issued pursuant to employee share plans	696,210	578,000

	411,292,088	410,595,878

23.1	Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During 2006 there were 696,210 shares issued under Plan 1 to eligible employees at a market value of $0.069 million being 9.90 cents per share (2005: 578,000 shares with market value of $0.080 million).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 2,465,000 shares were offered to 12 executives (2005: 2,115,000 shares offered to 12 executives).

F33

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

23.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES (continued)

23.2	Employee Share Options

No options over unissued shares were granted during or since the end of the 2006 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

As at June 30, 20058, the following options over unissued ordinary shares were outstanding under previous employee share plans. All options were forfeited on 28 September 2005 upon expiration of their terms.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

These options did not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2005 was $0.10 (30 June 2004: $0.14).

2000 Series B options were only exercisable once their hurdle price of $2.42 has been attained.

23.3	Foreign Currency Translation Reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

24.	OPERATING LEASE COMMITMENTS

	2006 A$’000	2005 A$’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	14	14
- Later than one year but not later than five years	24	33
- later than five years	-	-

	38	47

The consolidated entity leases premises and plant & equipment under operating leases. The leased premises are leased on an ongoing basis with a three month notification period to terminate the lease. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2006, $30,579 was recognised as an expense in the income statement in respect of operating leases (2005:$84,000).

F34

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

25.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Consolidated Entity contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

26.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Note	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited			2006%	2005%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd (previously Orbital Engine Company (Australia) Pty Ltd)		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd		Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3
- S T Management Pty Ltd	(b1)	Ord	100	100
- OFT Australia Pty Ltd	(b1)	Ord	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	(b)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006, from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder had a put option under which it had the right to require Orbital to purchase its shares in Axiom at its then market value on 30 January 2006, which it did not exercise.

(b)	Dormant for the years ended 30 June 2006 and 30 June 2005.

(b1) Dormant for the years ended 30 June 2006 and 30 June 2005 apart from inter-group debt forgiveness.

27.	RELATED PARTIES

27.1	Key Management Personnel

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr DWJ Bourke (Chairperson)

Mr JR Marshall

Mr JG Young

Executive directors

Mr RA Houston (Managing Director & Chief Executive Officer) (appointed September 2005)

Mr PC Cook (Managing Director & Chief Executive Officer) (resigned September 2005)

F35

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Mr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘personnel expenses’ (see note 4) are as follows:

	2006 A$	2005 A$
Short-term employee benefits	1,178,470	1,394,634
Post-employment benefits	109,800	134,973
Equity compensation benefits	143,533	175,310

	1,431,803	1,704,917

Individual directors and executives compensation disclosures

Principles of compensation

Remuneration is referred to as compensation throughout this report.

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity, including directors of the Company and other executives.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad compensation policy is to ensure the compensation package properly reflects the person’s duties and responsibilities and that compensation is consistent with current industry practice. Data is obtained from independent surveys to ensure that compensation throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the consolidated entity also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

F36

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT), cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

In the 2006 financial year the consolidated entity met certain goals and individual KPI’s with the result that the remuneration committee awarded discretionary bonuses totalling $100,000.

Long-term Incentive

Executive Long Term Share Plan

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2006 or 2005 financial years as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Employee Share Plan No.1

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Under the Employee Share Plan, offered shares are held in escrow for a period 3 years or until the date the employee ceases employment with the Company. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

F37

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years:

	2006	2005	2004	2003	2002
	AIFRS	AIFRS	AGAAP	AGAAP	AGAAP
EBIT ($ Millions)	1.023	(2.320)	2.881	(1.967)	(26.555)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.014)	(0.035)	0.015	(0.175)	(0.430)
Return of capital	—	—	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

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

F38

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Directors’ and Executive Officers’ Remuneration Company and Consolidated

Details of the nature and amount of each major element of remuneration of each Director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration and other key management personnel are:

	Year	Short Term				Post Employment	Share Based payments	Total A$	S300A (1)(e)(i) Proportion of remuneration performance related %
		Salary and Director’s Fees A$	Cash Bonuses A$ (a)	Non- Monetary Benefits A$	Total A$	Employer Superannuation Contributions A$	Employee Share Plans A$ (b)(c)
Directors
Non-executive
Donald W J Bourke	2006	96,376	—	6,228	102,604	8,674	—	111,278	—
Chairman (Non-executive)	2005	96,376	—	5,572	101,948	8,764	—	110,712	—

J Grahame Young	2006	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2005	48,770	—	—	48,770	4,389	—	53,159	—

John R Marshall	2006	55,050	—	—	55,050	—	—	55,050	—
Director (Non-executive)	2005	51,156	—	5,449	56,605	—	—	56,605	—

Executive
Rodney A Houston (d)	2006	239,163	40,000	—	279,163	28,202	46,453	353,818	24.4%
Director and Chief Executive Officer	2005	182,124	—	—	182,124	19,694	34,633	236,451	14.6%

Peter C Cook (e)	2006	109,915	—	—	109,915	13,190	—	123,105	—
Director and Chief Executive Officer	2005	408,257	—	60,652	468,909	48,991	63,267	581,167	10.9%

Total Consolidated, all specified directors	2006	552,862	40,000	6,228	599,090	54,778	46,453	700,321	12.3%
	2005	786,683	—	71,673	858,356	81,838	97,900	1,038,094	9.4%

F39

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Directors’ and Executive Officers’ Remuneration Company and Consolidated (continued)

	Year	Short Term				Post Employment	Share Based payments	Total A$	S300A (1)(e)(i) Proportion of remuneration performance related %
		Salary and Director's Fees A$	Cash Bonuses A$ (a)	Non- Monetary Benefits A$	Total A$	Employer Superannuation Contributions A$	Employee Share Plans A$ (b)(c)
Key Management Personnel
Keith A Halliwell	2006	213,811	17,000	—	230,811	24,772	46,293	301,876	21.0%
Chief Financial Officer & Company Secretary	2005	220,880	—	—	220,880	24,278	37,783	282,941	13.4%

B Anthony Fitzgerald	2006	183,527	15,000	—	198,527	17,257	37,070	252,854	20.6%
Director of Sales and Marketing	2005	184,809	—	—	184,809	17,600	28,200	230,609	12.2%

Geoff Cathcart	2006	141,042	9,000	—	150,042	12,993	13,717	176,752	12.9%
Director of Engineering & Operations	2005	130,580	—	—	130,580	11,257	11,427	153,264	7.5%

Specified executives
Robert A Schmidt (f)	2006	179,415	—	6,210	185,625	10,381	1,000	197,006	0.5%
US Sales Executive & US Resident Officer	2005	187,411	—	5,463	192,874	7,373	1,000	201,247	0.5%

Tom P Baskovich (g)	2006	142,217	—	—	142,217	13,845	13,165	169,227	7.8%
Director of Patents & Licensing	2005	133,359	—	—	133,359	15,059	11,205	159,623	7.0%

Total Consolidated, all specified executives	2006	860,012	41,000	6,210	907,222	79,248	111,245	1,097,715	13.9%
	2005	857,039	—	5,463	862,502	75,567	89,615	1,027,684	8.7%

Notes in relation to the table of directors’ and executive officers remuneration—audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.

(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.

(c)	The fair value of the Executive Long Term Share plan is determined through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model which allows the incorporation of the hurdles that must be met before the executive long term share plan shares vest in the holder.

(d)	Dr Houston was appointed effective 30 September 2005. Remuneration disclosed represents total remuneration for the year.

(e)	Mr Cook resigned effective 30 September 2005.

(f)	Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7417 (2005: 0.7618). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

(g)	Mr Baskovich is included above as his remuneration is within the 5 highest paid executives not being directors.

F40

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.1	Key Management Personnel (continued)

Equity Instruments

All shares refer to ordinary shares of Orbital Corporation Limited.

Analysis of Shares Offered as Compensation

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (a) A$	Number of Shares Offered	Number of Shares Granted	Value (b) A$
Directors
Executive
Rodney A Houston	10,090	$0.0991	1,000	540,000	—	53,460
Key Management Personnel
Keith A Halliwell	10,090	$0.0991	1,000	470,000	—	46,530
B Anthony Fitzgerald	10,090	$0.0991	1,000	390,000	—	38,610
Geoff P Cathcart	10,090	$0.0991	1,000	130,000	—	12,870

(a)	The fair value of the employee share plan No. 1 is based upon the market value (at offer date) of shares offered.

(b)	Represents the fair value of shares offered at the date that they were offered using Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2002 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2006 financial year.

Modification of terms of equity-settled share-based payment transactions

No terms of equity-settled share based payment transactions (including options and rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties

The Company and the consolidated entity have not made any loans to a key management person or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end.

F41

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

27.	RELATED PARTIES (continued)

27.2	Non-key management personnel disclosures

Identity of related parties

The consolidated entity has a relationship with its subsidiaries (see note 26), associates (see note 13), and with its key management personnel (refer to disclosures for key management personnel on preceding pages).

Controlled Entities

Details of interest in controlled entities are set out in Note 26. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	2006 A$‘000	2005 A$‘000
Receivables (after provision)
Non-current	13,155	13,573

Borrowings
Non-current	9,183	11,684

Interest is not charged on inter-company loans. Amounts are payable on demand, although it is not expected that they will be called within the next twelve months.

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

27.3	Other Related Parties

Details of dealings with other related parties, being Joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the consolidated entity at balance date are:

	2006 A$‘000	2005 A$‘000
Receivables
Current	54	44

Payables
Current	43	58

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.209 million (2005: $0.147 million) and purchased goods and services to the value of $0.139 million (2005: $0.176 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

F42

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

28.	NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash from ordinary activiries

For the purpose of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Income Statement as follows:

	NOTE	2006 A$‘000	2005 A$‘000
Profit/(loss) after income tax		515	(1,701)
Add/(less) items classified as investing/financing activities:
Profit on sale of property, plant and equipment	3	(85)	(40)
Add/(less) non-cash items:
Depreciation		1,122	1,397
Amortisation of leased assets		—	39
Provision for doubtful debts		3	22
Amounts set aside for redundancy provision		(257)	257
Amortisation of non-interest bearing loan		622	—
Amounts set aside to warranty and other provisions		(222)	(229)
Share of net profit of joint venture entity		(4,135)	(2,936)
Employee compensation expense		264	248
Non cash changes in tax balances		26	7
Net foreign exchange gains	3	(12)	(11)

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(2,159)	(2,947)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		(661)	832
Decrease in inventories		6	19
(Decrease)/increase in payables		890	(1,515)
(Decrease)/increase in employee provisions		56	(209)

		291	(873)

Net cash from operating activities		(1,868)	(3,820)

F43

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS

29.1	Foreign Exchange Risk

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

	2006	2005	2006	2005
	Weighted average rate		$‘000	$‘000
Sell US dollars
Not later than one year	0.7417	0.7666	809	652

In 2006, the fair value of the above derivatives of $11,184 is included in other payables and has been recognised in the income statement. In 2005 the fair value of derivatives was $7,372.

Foreign currency receivables and payables have been translated in the Statement of Operations at year end, utilising the exchange rates applicable as at 30 June 2006 being: United States Dollars 0.7417 and European Currency Units 0.5904 (2005: 0.7618 and 0.6394, respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

	CLOSING RATE		2006	2005
	2006	2005	$‘000	$‘000
(i) United States Dollars
Amounts Receivable
Current	0.7417	0.7618	957	449

Amounts Payable
Current	0.7417	0.7618	—	61

(ii) European Currency Units
Amounts Receivable
Current	0.5904	0.6394	15	84

29.2	Credit Risk

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

F44

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS (CONTINUED)

29.3	Interest Risk

			Fixed Interest Maturing In
	Effective interest rate	Floating interest rate A$‘000	1 year or less A$‘000	1 to 2 years A$‘000	Non-interest bearing A$‘000	Total A$‘000
2006
Financial assets
Cash assets	5.09%	1,362	1,963	—	—	3,325
Receivables	—	—	—	—	3,643	3,643

		1,362	1,963	—	3,643	6,968

Financial liabilities
Payables	—	—	—	—	3,268	3,268
Non interest bearing loan	5.10%	—	—	—	12,809	12,809
Employee benefits	5.21%	2,246	—	—	—	2,246

		2,246	—	—	16,077	18,323

2005
Financial assets
Cash assets	5.54%	1,088	6,884	—	—	7,972
Receivables	—	—	—	—	2,919	2,919

		1,088	6,884	—	2,919	10,891

Financial liabilities
Payables	—	—	—	—	2,349	2,349
Non interest bearing loan	—	—	—	—	19,000	19,000
Employee benefits	5.11%	2,447	—	—	—	2,447

		2,447	—	—	21,349	23,796

F45

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

29.	FINANCIAL INSTRUMENTS (CONTINUED)

29.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

		2006		2005
	NOTE	Carrying amount A$’000	Net fair value A$’000	Carrying amount A$’000	Net fair value A$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash assets		3,325	3,325	7,972	7,972
Receivables		3,643	3,643	2,919	2,919
Financial liabilities
Payables		3,268	3,268	2,389	2,389
Non interest bearing loan	32	12,809	12,809	19,000	12,187
Employee benefits		2,246	2,246	2,190	2,190

The net fair value of the non-interest bearing loan has been calculated by discounting the future cash flows at the Australian 10 year bond yield at June 30, 2005.

30.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report, apart from as detailed below, any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

In September 2006 Orbital announced that Orbital and Bajaj Auto Ltd, India have signed a new licence which expands their licensing arrangements to cover liquid petroleum gas and compressed natural gas applications.

On September 15, 2006, Orbital announced that it had settled its dispute with Coles Myer Ltd and subsidiaries (“CML”) concerning the joint venture R & D syndicated arrangements Orbital and CML entered into in 1995 and 1996 and had agreed to pay CML $500,000 in full and final settlement of the Orbital/CML dispute.

On November 14, 2006 Orbital announced that it has successfully raised $4.0 million through a placement of approximately 26.6 million shares at an issue price of $0.15 per share. The Company also made an offer under a Share Purchase Plan (“SPP”) so that all its shareholders resident in Australia and New Zealand were entitled to purchase up to $5,000 worth of ordinary shares in the Company at the $0.15 per share placement price. The SPP was over-subscribed and raised a further $5.2 million.

F46

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	EXPLANATION OF TRANSITION TO AIFRS

As stated in note 1, these are the consolidated entity’s first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards—AIFRS.

The accounting policies in note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity’s date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

31.	IMPACT OF ADOPTING AIFRS

	CONSOLIDATED 1 JULY 2004			CONSOLIDATED 30 JUNE 2005
Reconciliations of equity	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Current Assets
Cash	12,350	—	12,350	7,972	—	7,972
Receivables	3,385	—	3,385	2,919	—	2,919
Inventories	31	—	31	12	—	12
Other	454	—	454	66	—	66

Total Current Assets	16,220	—	16,220	10,969	—	10,969

Non-Current Assets
Receivables	—	—	—	—	—	—
Other financial assets	—	—	—	—	—	—
Property, plant & equipment	8,449	—	8,449	7,424	—	7,424
Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300

Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724

Total Assets	24,669	6,540	31,209	18,393	6,300	24,693

Current Liabilities
Payables (note f)	3,855	(303)	3,552	2,349	40	2,389
Interest-bearing liabilities	167	—	167	—	—	—
Provisions	1,545	—	1,545	1,540	—	1,540

Total Current Liabilities	5,567	(303)	5,264	3,889	40	3,929

Non-Current Liabilities
Interest-bearing liabilities	12	—	12	—	—	—
Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000
Provisions	1,470	—	1,470	1,235	—	1,235
Other	3,897	—	3,897	654	—	654

Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889

Total Liabilities	29,946	(303)	29,643	24,778	40	24,818

Net Assets/(Liabilities)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

Equity
Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768
Reserves (note d)	—	—	—	—	(238)	(238)
Accumulated losses	(222,045)	6,843	(215,202)	(223,153)	6,498	(216,655)

Total Equity/(Deficiency)	(5,277)	6,843	1,566	(6,385)	6,260	(125)

F47

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED For the year ended 30 June 2005
Reconciliations of loss for 2005	AGAAP A$’000	Transition impact A$’000	AIFRS A$’000
Revenue	10,469	—	10,469
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	349	(338)	11
Other income (note a)	1,012	(16)	996

Total Revenue	11,830	(354)	11,476
Finance costs - Interest expense	(3)	—	(3)
Net book value of asset disposals (note a)	(16)	16	—
Share based payment expense (note c)	—	(248)	(248)
Other expenses	(15,969)	—	(15,969)
Share of net profit of Synerject LLC	2,936	—	2,936

Profit/(loss) from ordinary activities before related income tax	(1,222)	(586)	(1,808)
Income tax (expense) / benefit (note b)	114	(7)	107

Net loss after related income tax	(1,108)	(593)	(1,701)

Basic Earnings per share (in cents)	(0.3)		(0.4)
Diluted Earnings per share (in cents)	(0.3)		(0.4)

F48

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (CONTINUED)

A$’000
Accumulated losses reconciliations:
Accumulated losses as at 1 July 2004 under AGAAP	(222,045)
AIFRS reconciliation:
- Impact of taxation (note b)	6,540
- Restatement of licencee payments (note f)	303

Accumulated losses as at 1 July 2004 under AIFRS	(215,202)

Accumulated losses as at 30 June 2005 under AGAAP	(223,153)
AIFRS reconciliation:
- Impact of taxation (note b)	6,300
- Share based payments (note c)	(248)
- Restatement of licencee payments (note f)	(40)
- Loss on translation of foreign controlled entities (note d)	238
- Equity-settled transactions carried as a component of Accumulated Losses	248

Accumulated losses as at 30 June 2005 under AIFRS	(216,655)

Changes in accounting policy (note 32)
- Non interest bearing liabilities to amortised cost (note e)	6,813

Accumulated losses as at 1 July 2005 under AIFRS	(209,842)

F49

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (continued)

Notes to the reconciliation of equity

(a)	Property, plant and equipment

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 has been reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b)	Taxation

Under AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied previously under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity, at 1 July 2004, of the change in basis is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense of $336,000 for the consolidated entity. Deferred tax assets and deferred tax liabilities of the consolidated entity increased by $6,300,000 and $Nil respectively as at 30 June 2005.

(c)	Employee Benefits

Share based payments

Under Australian GAAP no expense was recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and equity increased by $248,000 in the consolidated entity representing shares expense for the period.

F50

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (continued)

(d)	Foreign Currency

Financial statements of foreign operations

Under Australian GAAP Orbital considered its foreign operations as integrated and the assets and liabilities of operations that are integrated were translated using the temporal method. Monetary assets and liabilities were translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items were translated at exchange rates current when the transactions occurred. Exchange differences arising on translation were brought to account in the income statement.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. The foreign exchange difference arising on translation for the year ended 30 June 2005 was $238,000. These amounts were transferred to foreign currency translation reserve.

The Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit and loss. Foreign exchange translation reserve is therefore deemed to be zero as at 1 July 2004.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(e)	Equity accounting investment in Synerject LLC

Under Australian GAAP the consolidated entity discontinued equity accounting when the equity accounted investment was reduced to $nil and the consolidated entity took up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

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

The differing standards do not result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

F51

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

31.	IMPACT OF ADOPTING AIFRS (continued)

(f)	Licensee Payments - Correction of error

Certain liabilities relating to licensee payments and related income taxes have been restated. This results in a difference between amounts reported in accordance with AGAAP and AIFRS as under AGAAP corrections are adjusted in the year they are identified, without restatement of prior years’ financial statements, as in AIFRS. This results in an expense in the income statement of $343,000 for the year ended 30 June 2005, and an increase/(decrease) in creditors of $40,000 , and ($303,000) as at 30 June 2005 and 1 July 2004 respectively.

		Year ended 30 June 2005 A$’000
Correction of Income Statement
Income tax benefit, as reported		114
Restated income tax (expense)/benefit		(229)

Correction made, being additional expense		343

Increase in loss per share resulting from correction
Basic loss per share (in cents)		0.08
Diluted loss per share (in cents)		0.08

	1 July 2004 A$’000	30 June 2005 A$’000
Correction of Balance Sheet - Current Liabilities
Trade and other payables, as reported	3,855	2,349
Restated trade and other payables	3,552	2,389

Correction made	303	(40)

32.	CHANGE IN ACCOUNTING POLICY

Reconciliation of financial instruments as if AASB 139 was applied at 1 July 2005

In the current financial year the consolidated entity adopted AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising financial instruments as assets or liabilities at fair value (refer note 1.12(a)). This change has been accounted for by adjusting the opening balance of accumulated losses at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

F52

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

32.	CHANGE IN ACCOUNTING POLICY (continued)

Reconciliation of financial instruments as if AASB 139 was applied at 1 July 2005 (continued)

	NOTE	Previous GAAP A$’000	Impact of change in accounting policy A$’000	AIFRS A$’000 (At 1 July 2005)
FINANCIAL INSTRUMENTS
Non-interest bearing loan	18	19,000	(6,813)	12,187

During the year ended 30 June 2006 the unwinding discount expense was $622,170. As at 1 July 2005 the non-interest bearing loan of $19,000,000 from the Government of Western Australia has been restated at amortised cost using the effective interest rate method. This resulted in a decrease in non-current loans payable of $6,812,769 and a corresponding decrease to accumulated losses.

Under previous AGAAP, the consolidated entity recorded the non-interest bearing loan at its historic cost.

F53

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

33.	RECONCILIATION OF ACCOUNTS TO US GAAP

The consolidated financial statements for the years ended 30 June 2005 and 2006 are prepared in accordance with AIFRS which differ in certain significant respects from US GAAP. The significant differences between AIFRS and US GAAP that affect the Company’s financial statements are described below: In addition, certain footnote disclosure required by US GAAP that is not otherwise required by AIFRS is also provided below.

33.1	Profit and Loss Account

	NOTE		2006 A$’000	2005 A$’000
Net profit (loss) reported under AIFRS			515	(1,701)
Functional currency difference on adoption of AIFRS	34	(i)	—	(238)
Foreign currency hedge contracts	34	(b)	—	30
Reversal of provision for Synerject on recommencement of equity accounting	34	(c)	(390)	—
Synerject foreign currency translation adjustments	34	(c)	—	(307)
Interest expense	34	(d)	622	—
Capitalised development expenditures by associates	34	(e)	(1,649)	—

Net loss according to US GAAP			(902)	(2,216)

Other Comprehensive Income, net of nil tax
Movement in OCI reported under AIFRS (Foreign Currency Translation Reserve)			276	(238)
Share of movement of Synerject foreign currency translation reserve net of nil tax			—	(39)
Other foreign currency translation adjustments for Synerject net of nil tax			(66)	307
Functional currency difference on adoption of AIFRS	34	(i)	—	238

Total other comprehensive income according to US GAAP			210	268

Comprehensive loss according to US GAAP			(692)	(1,948)

Loss per ordinary share - US GAAP (A cents)
- Basic			(0.22)	(0.54)
- Diluted			(0.22)	(0.54)
Loss per American Depositary Share (ADS) - US GAAP (A cents)
- Basic			(8.78)	(21.60)
- Diluted			(8.78)	(21.60)
Number of ordinary shares in calculation (000’s)
- Basic			411,016	410,404
- Diluted			411,016	410,404

The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

F54

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

33.	RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

33.2	Other Comprehensive Income

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

	NOTE	2006 A$’000	2005 A$’000
Opening accumulated other comprehensive income net of nil tax		2,810	2,542
Foreign currency translation adjustments net of nil tax		210	268

Closing accumulated other comprehensive income net of nil tax		3,020	2,810

33.3 Shareholders’ Equity

Shareholders’ equity reported per AIFRS financial statements			7,743	(125)
Fair value movement of WA Government loan	34	(d)	(6,191)	—
Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	34	(c)	—	456
Equity accounted investment in associate	34	(e)	(1,649)	—

Shareholders’ equity/(deficit) according to US GAAP			(97)	331

33.4 Reconciliation of movements in Shareholders’ Equity according to US GAAP

Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period			331	2,030
Net profit/(loss) according to US GAAP			(902)	(2,216)
Equity issues - employee stock compensation			264	249
Other comprehensive income
Foreign currency translation adjustments net of nil tax			210	268

Shareholders’ equity (deficit) according to US GAAP			(97)	331

F55

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

33.	RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

		NOTE		2006 A$’000	2005 A$’000
33.5	Consolidated Balance Sheets
	Total assets reported per AIFRS financial statements			26,172	24,693
	Equity accounted investment in associate	34	(e)	(1,649)	—

	Total assets according to US GAAP			24,523	24,693

	Total liabilities reported per AIFRS financial statements			(18,429)	(24,818)

	Share of Synerject foreign currency translation reserve-equity accounted under US GAAP	34	(c)	—	456
	Non interest bearing loan	34	(d)	(6,191)	—

	Total liabilities according to US GAAP			(24,620)	(24,362)

	Shareholders’ equity/(deficit) per US GAAP	33.3		(97)	331

	Total liabilities and shareholders’ equity/(deficit) per US GAAP			24,523	24,693

F56

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP

(a)	Additional disclosure regarding Deferred Tax Asset

Under AIFRS and US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income arising in the US operations (including Synerject LLC), recent operating results, budgets and longer term projections for future taxable income in the US operations over the period in which the deferred tax assets may be realized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry forwards, net of the existing valuation allowances at June 30, 2006.

Of the total potential deferred tax asset of A$60.193 million (2005: A$58.856 million) at current income tax rates, A$6.3000 million was recognised as a deferred tax asset at 30 June 2005 and taxable profits for the year ended 30 June 2006 in the United States have reduced the deferred tax asset by A$1.992 million with a further A$2.137 million recognised, resulting in a deferred tax asset of A$6.445 million at 30 June 2006. The gross value of capital loss carry forwards have been provided for in full, by way of valuation allowance, as the Company does not consider it more likely than not that these will be recovered in the foreseeable future as the Company does not expect to incur future capital gains.

The gross value of the deferred tax asset has increased due to foreign exchange differences on translation of US dollar tax losses, the utilisation of tax losses in foreign jurisdictions, net of additional Australian tax losses not brought to account. The valuation allowance has increased, reflecting the increase in gross value of the deferred tax asset in addition to an adjustment of A$2.137 million to recognise additional tax losses that are more likely than not to be recoverable from future income.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. A significant portion of the remaining income tax losses of A$32.948 million may potentially be booked in future periods once profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

Gross income tax loss carry forwards at 30 June 2006 total approximately US$51.400 million and A$52.770 million in the United States and Australia respectively. This compares with US$54.006 million and A$49.583 million in the United States and Australia at June 30, 2005.

Gross income tax carried forward losses of approximately A$69.300 million (US$51.400 million) are available to certain controlled entities in the United States. These losses expire as follows:

	YEAR	A$’000
Carry forward US tax losses expire on June 30, in the following years	2010	10,605
	2011	15,981
	2012	6,760
	2013	5,702
	2019	6,743
	2020	9,840
	2021	10,382
	2022	2,759
	2023	527
	2024	3

		69,300

Unbooked Australian income tax carry forward losses of A$52.770 million do not expire and can be carried forward indefinitely.

F57

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (contined)

(a)	Additional disclosure regarding Deferred Tax Asset (continued)

	2006 A$’000	2005 A$’000
US GAAP
Deferred tax assets
Tax loss carry forwards	39,393	38,978
Capital loss carry forwards	19,289	18,831
Timing differences	1,719	1,047

Total gross deferred tax assets	60,401	58,856
Valuation allowance	(53,748)	(51,847)

Net deferred tax assets	6,653	7,009

Deferred tax liabilities
Timing differences	(208)	(709)

Total gross deferred tax liabilities	(208)	(709)

Net deferred tax asset	6,445	6,300

(Increase)/decrease in valuation allowance	(1,901)	2,784

Profit/(loss) before related income tax and income tax expense under US GAAP as split between Australian and foreign sources is detailed below:-

	2006 A$’000 US GAAP	2005 A$’000 US GAAP
Profit/(loss) before related income tax comprises: -
Australian (losses)	(5,029)	(4,336)
Foreign jurisdiction profits	4,345	2,528

	(684)	(1,808)

Income tax (expense)/credit is split as follows: -
Current
Australian income tax	—	—
Foreign withholding taxes	(192)	(230)

Total current	(192)	(230)

Deferred
Australian	—	(180)
Foreign	(26)	(60)

Total deferred	(26)	(240)

Total tax expense	(218)	(470)

F58

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (contined)

(b)	Foreign Currency Hedge Contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under both AIFRS and US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with AIFRS and US GAAP and therefore could not defer any gains or losses on such contracts to other comprehensive income but instead recognised all gains and losses on such contracts in net income. There is no GAAP difference in the accounting for foreign currency hedge contracts in fiscal 2006.

The treatment of foreign currency hedge contracts under AIFRS did not become effective until July 1, 2005. Prior to July 1, 2005 the Company accounted for foreign currency hedge contracts under AUS GAAP. AUS GAAP differs from US GAAP in that hedges are considered effective and the gains and losses are deferred. This difference resulted in a charge to net income that had been reflected under US GAAP at June 30, 2004 of A$0.030 million being reversed in full in the 2005 year.

Foreign currency hedge contracts are entered into to reduce cash flow risks associated with foreign currency denominated royalty and engineering services income.

(c)	Equity Accounting of Investment in Synerject LLC

Under AIFRS and the previous GAAP an investor discontinues equity accounting at the point when an equity investment is reduced to zero. At such time and until the equity investment increases in value above zero the investor only provides for losses from the investee for legal loss event obligations to the extent of any guarantees provided with respect to the investee. In the case of the Company’s investment in Synerject LLC, the Company recognized losses as a result of the guarantee provided by the Company in respect of certain of Synerject LLC’s borrowing arrangements. Movements in this provision are reflected in the consolidated statements of operations.

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC. This was reversed as at 31 December 2005, as a direct result of the recognition of current and cumulative profits attributable to its interest in Synerject LLC and the resulting excess of assets over liabilities of Synerject LLC. As the equity investment has now increased above zero the Company has recommenced equity accounting for Synerject LLC, and will now bring to account in each reporting period its interest in the profits and losses and other changes in equity for its interest in Synerject LLC.

Under US GAAP however the Company is required to continue to equity account its investment in Synerject LLC even when the investment value falls below zero because of the existence of the Company’s guarantee of Synerject LLC’s obligations. Orbital therefore has continued (under US GAAP) to recognise its proportionate share of losses of Synerject LLC resulting in a negative carrying value of its investment at June 30, 2005. In addition under US GAAP, foreign currency translation adjustments arising as a result of the application of the equity method of accounting for the investment are to be reflected in Accumulated Other Comprehensive Income, resulting in a reclassification from the consolidated statements of operations as reported under AIFRS and the previous GAAP. This resulted in a reclassification from the consolidated statements of operations to Accumulated Other Comprehensive Income of $307,000 for fiscal 2005, 2006 $nil, in arriving at net profit/(loss) according to US GAAP and shareholders equity/(deficit) according to US GAAP.

In addition Orbital’s share of Accumulated Other Comprehensive Income within Synerject LLC’s own financial statements, arising from foreign currency translation adjustments on consolidation of Synerject LLC’s overseas subsidiary are also reflected in Accumulated Other Comprehensive Income and adjusted against the carrying value of the investment in Synerject LLC. This resulted in a decrease in Accumulated Other Comprehensive Income of $39,000 for fiscal 2005 and $66,000 for fiscal 2006 and an increase in the net investment in Synerject LLC of the same amount, until the recommencement of equity accounting. The resultant cumulative difference recognised at the recommencement of equity accounting of $390,000 is included in the AIFRS reversal of provision for Synerject LLC in the AIFRS Profit and Loss Account which results in a US GAAP difference in the US GAAP Profit and Loss Account in 2006.

The recommencement of equity accounting under AIFRS has resulted in there not now being any difference in the equity accounting method between US GAAP and AIFRS.

F59

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(d)	Non-interest bearing loan

Under AIFRS the consolidated entity recognises financial instruments as assets or liabilities at fair value. The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of commercially produced OCP 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. To date there have been no OCP 2-stroke engines produced on a commercial basis. No interest accrues on this facility until such time as the loan becomes payable.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between the amortised cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Under USGAAP the consolidated entity recognises the financial liability at its original face value ($19.000 million) and does not unwind the discount expense over the period of the borrowings.

(e)	Capitalised development expenditures by associates

Under AIFRS expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

Under USGAAP expenditure of this type in respect of development activities is expensed as it is incurred.

(f)	Recent Changes to US GAAP

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from hoilding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is applicable for inventory costs incurred during the financial year beginning after September 15, 2006. Orbital does not presently expect the adoption of SFAS 155 to have a material impact on its financial position or results of operations.

In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156 'Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140’ (SFAS 156). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 is effective during the financial year beginning after September 15, 2006. Orbital does not presently expect the adoption of SFAS 156 to have a material impact on its financial position or results of operations.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157 ‘Fair Value Measurements’ (SFAS 157), which provides a single definition of fair value, together with a framework for measuring fair value. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS 157 is applicable for the financial year beginning after November 15, 2007. Orbital does not presently expect the adoption of SFAS 157 to have a material impact on its financial position or results of operations.

F60

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(f)	Recent Changes to US GAAP (continued)

In June 2006, FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (FIN 48) was issued. FIN 48 states that the evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for periods ending after December 15 2006. Orbital does not presently expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 “Quantifying Financial Misstatements” which expresses the Staff’s views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance sheet perspective) approaches. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. This bulletin is effective for financial statements for the first fiscal year ending after November 15, 2006. The Company does not presently expect the adoption of SAB 108 to have an impact on its financial position or results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement amends SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension and for Termination Benefits”, SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, and SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires an employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. This statement replaces SFAS No. 87’s requirement to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. This statement also changes the date at which benefit obligations are to be measured to the date of the year-end statement of financial position. This statement is effective for fiscal years ending after December 15, 2006 with respect to the recognition of funded status of its plans and for fiscal years ending after December 15, 2008 with respect to the change in measurement date of the benefit obligation. Early adoption of both provisions is encouraged. The adoption of SFAS 158 will not have any impact on the Company’s financial position or results of operations as the Company does not have a Defined Benefit Pension Plan.

(g)	Additional disclosures regarding Reorganization costs for US GAAP reporting purposes

During the two years ended June 30, 2006 the Company incurred restructuring or reorganization costs detailed in the following table:

	2006 A$’000	2005 A$’000
Restructuring Expenses
Redundancy	41	257

	41	257

F61

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (continued)

(h)	Additional disclosures regarding investment in associate

SYNERJECT LLC - 100% SUMMARY FINANCIAL DATA	2006 A$’000	2005 A$’000
Statement of Earnings Data*
Total revenue	77,494	54,796
Net profit	3,632	5,141

Balance Sheet Data at Year End*
Current assets	26,513	18,274
Property, plant and equipment	5,499	4,241
Intangibles	10,117	10,884

Total Assets	42,129	33,399
Current liabilities	16,999	13,091
Non current liabilities	9,111	13,616

Total Liabilities	26,110	26,707

Total Shareholders’ equity	16,019	6,692

* A translation of Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2006: US$0.7417 = A$1.00; 2005: US$0.7618 = A$1.00)

No representation is intended to imply that these amounts could have been or could be converted or settled in AUD at this rate on June 30, or at any other date.

The difference between the equity accounted carrying value for Synerject reflected in Orbital’s balance sheet and Orbital’s share of net equity in Synerject is due to the elimination of inter-entity intangibles and capitalised development expenditure and in 2005 unrealised foreign currency translation adjustments. See also Note 13.

(i)	Foreign Currency

Financial statements of foreign operations

In financial years prior to 2006, under US GAAP, the functional currency for Orbital’s foreign subsidiaries based in the United States had been determined to be Australian dollars. This determination was based on the economic factors present at the time these foreign operations commenced and was principally driven by the funding for these entities (being provided by the Australian parent), the subsidiaries being historically loss making and the guarantee provided by the Orbital Australia group in respect of certain borrowings of an associated entity of these subsidiaries, Synerject LLC.

The most significant assets of these foreign subsidiaries are the investment in Synerject LLC and the related deferred tax asset balances. During 2006, as discussed in Note 13, the guarantee provided in respect of the Synerject LLC borrowings was removed. In addition as a result of positive operating results from this venture no further funding is anticipated to be required by the US subsidiaries. As a result of the change in these significant factors the functional currency for Orbital’s US subsidiaries has been determined to be US dollars for the 2006 financial year. This determination is consistent with that as made under AIFRS.

This change in functional currency in 2006 for US GAAP reporting purposes has resulted in foreign exchange differences arising on translation to now be recognised directly in other comprehensive income. This does not result in any differences with AIFRS.

As a result of the transition from AGAAP to AIFRS and the re-statement of the results for the period ended 30 June 2005, a difference results in respect of the treatment of foreign exchange gains and losses for of $238,000. This difference arises as a result of the functional currency determinations under the respective GAAP’s being different in 2005. Under AIFRS translation differences have been transferred to equity reserves (similar to OCI), where as under US GAAP as the functional currency for this period as determined is $AUD, such differences are taken directly to the Profit and Loss.

F62

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

34.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (continued)

(i)	Foreign Currency (continued)

Financial statements of foreign operations (continued)

Under the previous Australian GAAP Orbital considered its foreign operations as integrated which resulted in the assets and liabilities of operations being translated using the temporal method. As this method closely approximates that which arises under US GAAP due to a $AUD functional currency, no differences arose.

(j)	Employee stock compensation

Under AIFRS, the fair value of options and shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and expensed over the vesting period during which the employees become unconditionally entitled to the shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to existing options as the vesting periods have lapsed. The fair value of shares granted will be measured having regard to the conditions attached to the shares granted and the consolidated entity’s estimate of shares granted that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet as an adjustment to equity resulting in a nil profit and loss impact on transition from AGAAP to AIFRS.

Under US GAAP, prior to July 1, 2005, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No.25 (APB 25), “Accounting for Stock Issued to Employees”. Under APB 25 compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date.

Effective July 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective application method and, accordingly, prior period amounts have not been restated.

SFAS No. 123(R) establishes the accounting treatment for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation is measured at the grant date based on the calculated fair value of the award. The compensation expense is recognized over the employees' requisite service period, generally the vesting period of the award.

There is no GAAP difference in the share-based compensation expense for fiscal 2006 under USGAAP and AIFRS. The GAAP difference in the share-based compensation expense for fiscal 2005 between the AIFRS fair value of $248,000 and the USGAAP (APB 25) intrinsic value of $249,000 was $1,000.

F63

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

35.	STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

	2006 A$’000	2005 A$’000
Revenue
Engineering services income	8,645	8,252
Licence and royalty income	2,394	2,217

	11,039	10,469

Costs and expenses
Cost of engineering services	8,208	8,362
Research and development	733	1,064
Selling, general and administration expenses	5,483	6,527
(Profit)/loss on disposal of property, plant & equipment	(85)	(40)

	14,339	15,913
Net income of joint venture entity	2,096	2,936

Operating loss	(1,204)	(2,508)
Other income/(expense)
Interest income	332	515
Net foreign exchange gains	12	42
Other income	176	208
Interest expense	—	(3)

	520	762

Net income/(loss) before income taxes	(684)	(1,746)
Income tax (expense)/benefit	(218)	(470)

Net income/(loss)	(902)	(2,216)

F64

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(With Independent Auditors’ Report Thereon)

F65

KPMG LLP 2100 Dominion Tower 999 Waterside Drive Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Directors

Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiaries (the Company) as of June 30, 2006 and 2005, and the related consolidated statements of income, members’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

August 2, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

F66

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2006 and 2005

	2006	2005
Assets (Note 4)
Current assets:
Cash, including restricted cash of $1,000,000 in 2006	$4,724,248	5,337,420
Trade accounts receivable, net of allowance for doubtful accounts of $61,768 in 2006 and $32,823 in 2005 (notes 2, 9 and 11)	10,785,846	6,010,806
Inventories	2,828,930	1,318,231
Prepaid expenses and other assets	1,325,583	1,179,273

Total current assets	19,664,607	13,845,730
Property, plant and equipment, net (note 6)	4,078,607	3,230,775
License agreements, net of accumulated amortization of $6,293,650 in 2006 and $5,331,941 in 2005 (note 7)	7,503,827	8,291,203

	$31,247,041	25,367,708

Liabilities and Members’ Equity
Current liabilities’
Accounts payable (note 2)	$8,180,248	3,376,198
Accrued expenses and other liabilities (note 10)	2,798,367	2,214,513
Current portion of long-term debt (note 4)	1,629,837	306,212
Line of credit (note 3)	—	4,000,000

Total current liabilities	12,608,452	9,896,923
Accrued expenses — noncurrent	387,473	372,500
Long-term debt, excluding current installments (note 4)	6,370,163	—
Line of credit (note 3)	—	10,000,000

Total liabilities	19,366,088	20,269,423

Members’ equity	11,093,615	4,399,637
Accumulated other comprehensive income	787,338	698,648

Total members’ equity	11,880,953	5,098,285
Commitments and contingencies (notes 4, 7, 8 and 11)

	$31,247,041	25,367,708

See accompanying notes to consolidated financial statements.

F67

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Revenues (note 2):
Net sales	$53,760,332	38,164,588	35,597,568
Engineering services revenue	3,717,173	3,578,812	4,500,964

	57,477,505	41,743,400	40,098,532

Costs and expenses (note 2):
Cost of goods sold	41,234,496	26,596,144	26,906,073
Engineering expenses	7,437,352	6,217,949	4,988,460
Selling, general and administrative expenses	5,433,075	4,512,425	4,228,041

	54,104,923	37,326,518	36,122,574

Operating income	3,372,582	4,416,882	3,975,958

Other income (expense):
Interest expense	(562,507)	(529,789)	(556,108)
Other	(116,097)	29,284	3,669

	(678,604)	(500,505)	(552,439)

Net income	$2,693,978	3,916,377	3,423,519

See accompanying notes to consolidated financial statements.

F68

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity (Deficit) and Comprehensive Income

Years ended June 30, 2006, 2005 and 2004

	Members’ equity (deficit)			Accumulated other comprehensive income			Total members’ equity (deficit)
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 2003	$(1,470,129)	(1,470,130)	(2,940,259)	152,037	152,038	304,075	(2,636,184)
Comprehensive income:
Net income for the year	1,711,759	1,711,760	3,423,519	—	—	—	3,423,519
Foreign currency translation adjustment	—	—	—	172,164	172,164	344,328	344,328

Total comprehensive income							3,767,847

Balances at June 30, 2004	241,630	241,630	483,260	324,201	324,202	648,403	1,131,663
Comprehensive income:
Net income for the year	1,958,189	1,958,188	3,916,377	—	—		3,916,377
Foreign currency translation adjustment	—	—	—	25,123	25,122	50,245	50,245

Total comprehensive income							3,966,622

Balances at June 30, 2005	2,199,819	2,199,818	4,399,637	349,324	349,324	698,648	5,098,285
Capital contributions	2,000,000	2,000,000	4,000,000	—	—	—	4,000,000
Comprehensive income:
Net income for the year	1,346,989	1,346,989	2,693,978	—	—	—	2,693,978
Foreign currency translation adjustment	—	—	—	44,345	44,345	88,690	88,690

Total comprehensive income							2,782,668

Balances at June 30, 2006	$5,546,808	5,546,807	11,093,615	393,669	393,669	787,338	11,880,953

See accompanying notes to consolidated financial statements.

F69

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows Years ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income	$2,693,978	3,916,377	3,423,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	921,797	1,224,110	1,742,143
Amortization of license agreements	887,044	894,395	865,037
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(4,775,040)	(513,362)	1,437,637
Inventory	536,923	(155,159)	(149,052)
Prepaid expenses and other assets	(146,310)	223,094	400,008
Accounts payable	4,804,050	922,943	(3,462,934)
Accrued expenses and other liabilities	598,827	(118,437)	441,339
Other	16,974	17,825	113,244

Net cash provided by operating activities	5,538,243	6,411,786	4,810,941

Cash flows from investing activities:
Acquisition of business	(2,472,622)	—	—
Acquisitions of property, plant and equipment	(1,372,581)	(113,190)	(267,289)
Increase in expenditures for license agreement	—	(17,124)	(34,220)

Net cash used in investing activities	(3,845,203)	(130,314)	(301,509)

Cash flows from financing activities:
Capital contributions	4,000,000	—	—
Net repayments under lines of credit	(14,000,000)	(3,000,000)	(3,000,000)
Proceeds from issuance of note payable to bank	8,000,000	—	—
Principal payments on long-term debt	(306,212)	(865,644)	(791,482)

Net cash used in financing activities	(2,306,212)	(3,865,644)	(3,791,482)

Net increase (decrease) in cash	(613,172)	2,415,828	717,950
Cash at beginning of the year	5,337,420	2,921,592	2,203,642

Cash at end of the year	$4,724,248	5,337,420	2,921,592

Supplemental disclosure of cash flow information -
Cash paid for interest	$905,954	460,594	495,861
Cash paid for foreign income taxes	197,341	120,188	229,083

See accompanying notes to consolidated financial statements.

F70

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

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

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Siemens port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the marine and recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile, motorcycle and personal watercraft markets. In March 2006, the Company acquired from BRP US, Inc. a business associated with supplying fuel systems and components for outboard marine engines.

(b)	Principles of Consolidation

The consolidated financial statements include the financial statements of Synerject, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a general allowance utilizing percentages applied to aged outstanding receivable balances. The Company reviews its

F71	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

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

F72	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(h)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

However, an election was not made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax returns. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid by Synerject SAS if dividends are paid. For the years ending June 30, 2006, 2005 and 2004, foreign income taxes of approximately $172,000, $54,000 and $248,000, respectively, were included in other expense on the accompanying statements of income.

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

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using the Euro as the functional currency. Assets and liabilities are translated at the exchange rate in effect at the financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in accumulated other comprehensive income in members’ equity (deficit).

(k)	Impairment of Long-Lived Assets

In accordance with Statement 144, long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

F73	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(l)	Revenue Recognition

The Company recognizes revenue on sales after products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed or determinable. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain billable milestones. Revenues are recorded net of taxes that are collected from customers and remitted to governmental authorities.

(m)	Research and Development

Research and development costs are expensed as incurred. They amounted to approximately $2,057,000, $1,495,000 and $631,000 in 2006, 2005 and 2004, respectively.

(n)	Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

(2)	Transactions with Related Parties

The Company purchases services and materials from SVAC, OFT and their related affiliates. Included in trade accounts receivable at June 30, 2006 and 2005 are approximately $65,000 and $67,000, respectively, due from related parties. These receivables primarily relate to product sales and reimbursement of engineering and technical services. Included in accounts payable at June 30, 2006 and 2005 are approximately $1,736,000 and $1,081,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related party receivables and payables at June 30, 2006 and 2005 is as follows:

	2006	2005
Related party receivables:
SVAC and its affiliates	$33,000	19,000
OFT and its affiliates	32,000	48,000

	$65,000	67,000

Related party payables:
SVAC and its affiliates	$1,696,000	1,047,000
OFT and its affiliates	40,000	34,000

	$1,736,000	1,081,000

Total revenues from related parties for the years ended June 30, 2006, 2005 and 2004 were approximately $358,000, $324,000 and $396,000, respectively. Total purchases from related parties for the years ended June 30, 2006, 2005 and 2004 were approximately $17,583,000, $12,839,000 and $11,512,000, respectively.

F74	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(3)	Line of Credit

As of June 30, 2002, the Company had a master line of credit agreement with Siemens Capital Corporation, a related party. On December 20, 2002, the Company replaced this line of credit with a new master line of credit agreement with SVAC. This SVAC master line of credit had a maximum facility of $21,000,000, which was reduced to $14,000,000 as of June 30, 2005. During fiscal year 2006, amounts borrowed against the line of credit were paid in full, and the line of credit agreement was terminated.

(4)	Long-Term Debt and Letter of Credit

Long-term debt as of June 30, 2006 consists of a note payable to a bank under an agreement dated June 29, 2006, maturing July 1, 2010. Interest accrues at a rate of LIBOR plus 1.45% (6.78% at June 30, 2006). The note is payable in monthly installments of principal and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each of the years subsequent to June 30, 2006 are as follows: 2007, $1,629,837; 2008, $1,908,873; 2009, $2,055,632; 2010, $2,213,677; and 2011, $191,981.

On July 3, 2006, the Company entered into an interest rate swap agreement to manage fluctuations in cash flows resulting from the use of variable rate debt. This swap changes the variable-rate cash-flow exposure on the note payable to fixed cash flows. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. The interest rate swap, which has a notional amount of $8,000,000 and maturity date of July 1, 2010, effectively converts the variable-rate note payable into a fixed-rate borrowing with a fixed rate of 7.43%.

Long-term debt as of June 30, 2005 consisted of a term loan from Siemens Financial Services, a related party, under an agreement dated October 2000, maturing in October 2005. Interest accrued at a rate of 8.99%. The term loan was payable in monthly installments of principal and interest of $77,992. The balance of this term loan was paid in full during fiscal year 2006.

At June 30, 2006, the Company had outstanding a letter of credit of $1,000,000 which acts as a guarantee of a payment obligation. In addition, the Company’s consolidated balance sheet at June 30, 2006 includes $1,000,000 of restricted cash used as collateral for the line of credit.

(5)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $223,000, $160,000 and $153,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

F75	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(6)	Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 30, 2006 and 2005:

	2006	2005
Leasehold improvements	$170,991	133,533
Manufacturing machinery and equipment	5,992,280	5,352,730
Testing equipment	1,077,993	958,919
Tooling	2,500,593	2,391,927
Office equipment	174,482	58,517
Computer equipment	141,916	98,960
Computer software	502,959	363,747
Motor vehicles	23,359	23,359
Construction in progress	702,290	43,370

	11,286,863	9,425,062
Less accumulated depreciation and amortization	7,208,256	6,194,287

	$4,078,607	3,230,775

(7)	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2006 and 2005:

	As of June 30, 2006
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,613,756	18.9 yrs	$4,922,512
License agreement – SVAC affiliates	2,183,721	8.5 yrs	1,371,138

	$13,797,477		$6,293,650

	As of June 30, 2005
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,512,755	18.9 yrs	$4,265,627
License agreement – SVAC affiliates	2,110,389	8.5 yrs	1,066,314

	$13,623,144		$5,331,941

F76	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended June 30, 2006, 2005 and 2004 was approximately $887,000, $872,000 and $865,000, respectively. Estimated amortization expense for the next five years is: $864,000 in 2007; $864,000 in 2008; $864,000 in 2009; $683,000 in 2010; and $623,000 in 2011.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this hurdle will be met.

(8)	Leases

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the years ended June 30, 2006, 2005 and 2004 was approximately $757,000, $729,000 and $819,000, respectively.

As of June 30, 2006, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

Year ending:
2007	$820,467
2008	826,226
2009	837,328
2010	848,645
2011	277,060

$3,609,726

(9)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2006, 2005 and 2004 follows:

	2006	2005	2004
Allowance for doubtful accounts at beginning of year	$32,823	107,399	568,473
Increases (decreases) to bad debt expense	29,243	(78,808)	(414,636)
Write-offs, net of recoveries charged against the allowance	—	(222)	(47,661)
Effects of foreign currency translation adjustments	(298)	4,454	1,223

Allowance for doubtful accounts at end of year	$61,768	32,823	107,399

F77	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2006, 2005 and 2004

(10)	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses, for the years ended June 30, 2006, 2005 and 2004 follows:

	2006	2005	2004
Liability at beginning of year	$446,810	696,170	604,204
Additions (reductions) to warranty expense accrual	340,259	(247,306)	290,837
Warranty costs charged against liability	(183,943)	(10,771)	(224,426)
Effect of foreign currency translation adjustments	26,528	8,717	25,555

Liability at end of year	$629,654	446,810	696,170

(11)	Concentration of Credit Risk

Three customers comprised approximately 77% of net sales for the year ending June 30, 2006 and 75% of trade accounts receivable as of June 30, 2006. Two customers comprised approximately 81% of net sales for the year ending June 30, 2005 and 65% of trade accounts receivable as of June 30, 2005.

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

Long-term debt and line of credit: The carrying amount approximates fair value, as the obligation bears interest at a rate that fluctuates with the market.

(13)	Acquisition

On March 1, 2006, the Company acquired inventory and certain property, plant and equipment of BRP US, Inc. for the purpose of operating a manufacturing facility in Delavan, Wisconsin, which produces fuel systems and components. The accompanying consolidated financial statements include the operating results of the acquisition from the date of purchase. The acquisition cost for the purchase was allocated to inventory based on its estimated fair value and to the remaining assets acquired based on their relative fair values. The acquisition cost was $2,472,622 and included inventory of $2,047,622 and property, plant and equipment of $425,000.

F78