Form 20-F
period 2007-06-30
ORBITAL CORP LTD
filed 2007-10-26
CIK 880419

OMB APPROVAL
OMB Number:	3235-0288
Expires:	September 30, 2007
Estimated average burden
Hours per response	2631.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 473,126,818

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

Orbital publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise specified or the context requires, references to the “US$” or “US Dollars” are to United States dollars and references to “$” or “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of Australian dollar amounts into United States dollars at the rate or rates indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the buy rate for telegraphic transfers of Westpac Banking Corporation, for the dates specified. These translations should not be construed as representations that the A$ amounts actually represent the US$ amounts or could be converted into US$ at the conversion rate used.

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
2003	$0.6713	$0.5884	$0.6729	$0.5280
2004	$0.6952	$0.7155	$0.7979	$0.6390
2005	$0.7618	$0.7568	$0.7974	$0.6880
2006	$0.7423	$0.7472	$0.7781	$0.7056
2007	$0.8491	$0.7925	$0.8491	$0.7407

(1)	The average of the Noon Buying Rates on the last business day of each month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
April 2007	$0.8367	$0.8131
May 2007	$0.8348	$0.8190
June 2007	$0.8491	$0.8313
July 2007	$0.8841	$0.8509
August 2007	$0.8618	$0.7860
September 2007	$0.8855	$0.8238

On September 30, 2007, the Noon Buying Rate was US$0.8855 per A$l.00.

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

Orbital’s financial statements for the year ended June 30, 2007 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which Orbital adopted on July 1, 2005. In complying with AIFRS, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to July 1, 2005, Orbital prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (“AGAAP”). The comparative financial statements for the year ended June 30, 2005 have been restated in accordance with AIFRS. Financial statements for years prior to this have not been restated. The accounting policies set out in Note 1 have been applied consistently to the 2005, 2006 and 2007 financial years.

The selected consolidated financial data in accordance with AIFRS below has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2007, 2006 and 2005, which have been audited by KPMG, an independent registered public accounting firm. The selected consolidated financial data in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) has been derived from the notes to Orbital’s consolidated financial statements for each of the reporting periods in the five year period ended June 30, 2007, which have also been audited by KPMG. The data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes. The consolidated financial statements as of June 30, 2007, 2006 and 2005, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F51.

Financial information relating to fiscal years 2004 and 2003 is derived from audited financials which are not included in this filing.

Selected Financial Data

Amounts prepared in accordance with AIFRS

(in 000’s except per Ordinary Share and ADS amounts)

	2007 (1) US$	2007 A$	2006 A$	2005 A$
Consolidated Income Statement
Operating Revenue
Revenue from trading operations	12,588	14,808	11,039	10,469
Other income	331	390	480	481

	12,919	15,198	11,519	10,950
Costs and expenses
Employee expenses	(8,015)	(9,428)	(8,297)	(8,850)
Selling, corporate and administration	(6,167)	(7,255)	(6,346)	(7,367)

	(14,182)	(16,683)	(14,643)	(16,217)
Share of profit of equity accounted investee	2,684	3,157	4,135	2,936

Results from operating activities	1,421	1,672	1,011	(2,331)

Financial income	381	448	344	526
Financial expense	(752)	(885)	(622)	(3)

Net financing costs	(371)	(437)	(278)	523

Profit before income tax	1,050	1,235	733	(1,808)
Income tax credit/(expense) attributable to operating profit/(loss)	83	98	(218)	107

Net profit after income tax	1,133	1,333	515	(1,701)

Dividends paid or payable	—	—	—	—
Earnings/(loss) per Ordinary Share (2)
- Basic (cents)	0.26	0.29	0.10	(0.40)
- Diluted (cents)	0.26	0.29	0.10	(0.40)
Dividends per ordinary share (cents)	—	—	—	—

Amounts prepared in Accordance with AIFRS

(in ‘000’s except per Ordinary Share and ADS amounts)

	2007 (1) US$	2007 A$	2006 A$	2005 A$
Balance Sheet Data at period end
Total assets	34,854	41,000	26,172	24,693
			—	—
Total long-term debt (2)	15,266	17,958	12,809	19,000
Net assets/(liabilities)	13,943	16,402	7,743	(125)
Total shareholders’ equity/(deficit)	13,943	16,402	7,743	(125)

Amounts prepared in Accordance with US GAAP (3)

(in 000’s except per Ordinary Share and ADS amounts)

	2007 (1) US$	2007 A$	2006 A$	2005 A$	2004 A$	2003 A$
Statement of Operations Data
Revenue from operating activities (5)	12,588	14,808	11,039	10,469	14,744	43,284
Net profit/(loss)	962	1,132	(902)	(2,216)	9,311	(3,821)
(Loss)/earnings per ordinary share (4)
- Basic (cents)	0.21	0.25	(0.22)	(0.54)	2.28	(1.07)
- Diluted (cents)	0.21	0.25	(0.22)	(0.54)	2.28	(1.07)
per ADS
- Basic (cents)	8.50	10.00	(8.78)	(21.60)	91.17	(42.81)
- Diluted (cents)	8.50	10.00	(8.78)	(21.60)	91.17	(42.81)
Balance Sheet Data at period end
Total assets	28,875	33,967	24,523	24,693	31,177	23,482
Total long-term debt (2)	16,152	19,000	19,000	19,000	19,012	19,198
Net assets / (liabilities)	7,079	8,327	(97)	331	2,030	(11,292)
Total shareholders’ equity/(deficiency)	7,079	8,327	(97)	331	2,030	(11,292)

(1)	For the convenience of the reader the 2007 Balance Sheet and Profit and Loss items have been translated at the Westpac Banking Corporation buy rate for telegraphic transfers on June 30, 2007 which was US$0.8501 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.

(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$19.0 million for 2007, 2006, 2005, 2004 and 2003). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable. (for additional information see note 18 to the Consolidated Financial Statements).

As at 1 July 2005, upon the adoption of AIFRS, the loan facility with the State of Western Australia was recognised at fair value resulting in a non-cash decrease of A$6.8 million to A$12.2 million and subsequently stated at amortised cost with any difference between amortised cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis. This adjustment was reflected as a change in accumulated losses as at July 1, 2005.

(3)	For a discussion of certain significant differences between AIFRS and US GAAP in fiscal years 2007, 2006 and 2005, see Note 33 to the Consolidated Financial Statements.

(4)	The options exercisable under the Orbital’s employee share plan have no material dilutive effect in respect of any year. At June 30, 2007, there were 473,126,818 ordinary shares on issue.

(5)	In April 2003, Orbital transferred its marine and recreation systems business to its joint venture, Synerject LLC as part of the restructure of Synerject.

Risk Factors

•	We have a history of operating losses.

Orbital experienced operating losses over a number of years prior to the 2006 and 2005 fiscal years, as a result of which the company’s net assets have been significantly reduced. If we were to incur future losses, we may not be able to continue our operations. The company has positive shareholders’ equity under both AIFRS and USGAAP and we believe that the company is operating on a going concern basis.

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

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise Orbital Combustion Process (“OCP”) Technology. In the fiscal year ended June 30, 2007, royalty and licence fees revenue generated from the nineteen current licensed users of OCP technology and their affiliates accounted for approximately 15% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 18% of Orbital’s total consolidated revenues. In 2003 and prior years, Orbital generated revenue from system sales to its licensees. The marine and recreation system sales business was transferred to Synerject LLC (“Synerject”), our 50:50 joint venture with Siemens-VDO Automotive, in April 2003.

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

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at September 30, 2007, eight of Orbital’s eighteen current licensed users are in commercial production and selling engines using OCP Technology. For the year ended June 30, 2007, Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

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

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 43% of total revenue in fiscal 2007. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. Three customers accounted for 40% of Orbital’s total revenue in fiscal 2006. From April 1, 2003, all system sales were transferred to Orbital’s 50% joint venture Synerject.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2007, three customers accounted for 77% (2006: three customers accounted for 77%) of Synerject’s total revenue.

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

Orbital has needed significant capital amounts to conduct its business. Although capital costs are now minimal, Orbital will incur on-going research and development costs and operating costs to develop second generation OCP Technology to improve performance or lower unit costs to extend the roll out of our technology and requires working capital support. Additionally, the Company will be required to either repay or refinance the A$19 million loan for the Government of Western Australia in 2014 and there is no assurance that this can be done. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the further development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

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

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) and the OTC Bulletin Board have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On September 30, 2007, the closing price of Orbital’s ordinary shares on the ASX was A$0.30. The closing price on June 30, 2007 was A$0.30. The closing price of the ADSs on the OTC Bulletin Board on September 30, 2007 was US$10.60, an increase of approximately8% from the closing price of US$9.80 for the ADSs on the OTC Bulletin Board on June 30, 2007. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

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

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Almost all Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2007 are contained in Item 5. – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at September 30, 2007, Orbital’s outstanding forward foreign currency exchange contracts totalled US$0.550 million. See also Item 3 – “Key Information - Exchange Rate Information” above.

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

Synerject LLC was restructured and refinanced during fiscal 2003. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens-VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject LLC (“the recalculation”). The option is exercisable at June 30, 2008.

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

The assessment of the contributed business performance will not be completed until June 30, 2008 however the parties anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, the contingent consideration payable by Orbital to Siemens should Orbital elect to maintain their 50% interest may be up to US$4 million. Orbital’s US GAAP results for fiscal 2007, and until such time that the Company exercises its right to re-establish its 50% interest, includes 40% of the results of Synerject rather than 50% in fiscal 2006 and 2005.

•

Identification of significant deficiencies or material weaknesses as a result of Orbital’s implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of Orbitals internal control over financial reporting may have an adverse impact on Orbital’s financial condition and results of operations and the trading price of Orbital’s securities

Orbital devotes significant attention to establishing and maintaining effective internal controls. Orbital is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act, which will require annual management assessments of the effectiveness of

Orbital’s internal control over financial reporting beginning June 30, 2008 and a report by Orbital’s independent registered public accounting firm addressing the effectiveness of internal controls over financial reporting beginning June 30, 2009. Orbital has commenced testing Orbital’s internal controls in connection with the Section 404 requirements.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Corporation Limited	Class of Shares	Consolidated Entity Interest
		2007%	2006%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

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

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of September 30, 2007, approximately 30% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004. Orbital Engine Company (Australia) Pty Ltd changed its name to Orbital Australia Pty Ltd, effective December 1, 2004.

The Company’s principal capital expenditures since July 1, 2002 have consisted of ongoing improvements to test facilities and equipment (A$1.659 million) and refurbishment of offices (A$0.476 million) at its Western Australian premises, a non-cash capital investment during fiscal 2003 of US$6.25 million in Synerject LLC and a cash capital injection of US$2.0 million in Synerject LLC in June 2006.

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

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets. Orbital’s strategy is to participate actively, where appropriate, in the commercialisation of OCP Technology to reduce risks and advance the rate of adoption of this technology. An example of this strategy is Orbital’s investment in Synerject LLC, a joint venture with Siemens-VDO Automotive.

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

Orbital’s share of the net profit of Synerject LLC in 2005, 2006 and 2007 was A$2.936 million, A$4.135 million and A$3.157 million respectively.

During the last three fiscal years Orbital spent approximately A$2.819 million on research and development programs.

The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at September 30, 2007, Orbital has 18 agreements to end users of technology or suppliers, which grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At September 30, 2007 Orbital had 8 customers (2006: 7 customers) using OCP Technology in commercial production.

At September 30, 2007 the following agreements granting rights to Orbital’s OCP Technology were in place:

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

The license agreements may provide for the payment to Orbital of fees upon the execution of the license agreement. These initial license fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the license agreements are not terminated. In some cases the license agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to OCP Technology.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the OCP Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of OCP Technology range from approximately US$6.00 for a small scooter to US$66.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with OCP Technology commenced in 1996. Production royalties of approximately A$2.14 million were received by Orbital in the 2007 fiscal year compared to approximately A$2.33 million in 2006. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating OCP Technology will achieve market success.

Strategic Alliances

Siemens-VDO

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Siemens Automotive Corporation. At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology.

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter Original Equipment Manufacturers (“OEMs”) with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enables Synerject to provide both technical and program management services to the customer. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (DI Technology), the first commercial motorcycle or scooter using Orbital’s DI technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motocycles each launched two motor scooter models incorporating Orbital’s direct injection technology. Peugeot launched its Jetforce scooter during the 2003 fiscal year and Kymco launched its 100cc KDI 2-stroke scooter in the 2005 fiscal year. In May 2007 Bajaj Auto Ltd commenced production in India of an autorickshaw utilising Orbital’s direct injection technology.

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

Synerject was restructured and refinanced in April 2003. As part of the restructure, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens-VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject which may take place in June 2008. See Item 3 – “Key Information – Risk Factors – Our shareholding in Synerject LLC may be reduced”. It is the Company’s intention for its shareholding in Synerject to not be diluted.

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

In March 2006 Synerject acquired a business based in Delavan, Wisconsin, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consisted of working capital, principally inventory and plant & equipment.

During FY2007 Synerject established a manufacturing facility in Changchun, China and an engineering support facility in Chongqing, China . These facilities have been established to produce low cost electronic control units for motorcycle applications.

Synerject has operations located in Newport News, Virginia, Delavan, Wisconsin, Toulouse, France and Changchun and Chongqing, China (as noted above). In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Delavan, Synerject manufactures electronic management modules and direct injection fuel injectors and oil pump assemblies primarily for Bombardier Recreational Products. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Siemens-VDO’s non-automotive systems business which is now conducted in Toulouse.

Delphi Automotive Systems

In 2001, Orbital signed a Technical Transfer and Development Agreement with Delphi Automotive Systems to co-operate on market development and supply of direct fuel injection systems for worldwide automotive applications. As a result of the agreement, Orbital is able to offer to automotive Original Equipment Manufacturers (OEMs) the services of a Tier 1 supplier for the manufacture of OCP technology components. On October 8, 2005 Delphi Corporation (US) filed voluntary petitions for business reorganisation under chapter 11 of the US bankruptcy code. On September 6, 2007 Delphi announced it had signed definitive settlement and restructuring agreements with General Motors Corp and would file its proposed Joint Plan of Reorganisation and related Disclosure Statement with the U.S. Bankruptcy Court. There has been no activity under this Technical Transfer and Development Agreement since it was signed in 2001.

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

Technology for the 4-stroke engine that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, variable valve lift, turbocharging and engine down sizing. Over the last few years there has been a slow increase in the introduction of high pressure side injection fuel systems for companies including Alfa Romeo, Renault, Peugeot, Volkswagon and Daimler Chrysler. These system have been introduced into the European market primarily and operate in a stoichiometric mode most of the time and hence deliver only very small benefits in fuel economy.

Other competition to engines employing OCP Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Insofar as these technologies incorporate efficient technology for internal combustion engines they would be complementary to OCP Technology, for instance in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of OCP Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and OCP Technology.

With respect to provision of engineering services, Orbital competes against engineering groups such as Ricardo, AVL, FEV and others which have well established European presences and growing presences in the China/Asia market. An additional competitor to Orbital’s services is the customer’s internal resources. In all cases, Orbital must compete on work-scope, cost and quality with its competitors. Orbital’s competitors may have significantly more finance available than Orbital which may help to win certain work programs. The engineering service requirement is directly influenced by global, national and OEM company financial positions and the also by the presence, or lack of, drivers such as new emission or other regulatory changes.

Synerject, as an Engine Management System and component supplier for the non-automotive market for both direct injection and manifold port injection, and for Orbital’s proprietary air injector for the automotive market, competes directly with established suppliers such as Bosch, Del’orto, Magneti Marelli, Delphi and others.

Engineering Services

The provision of engineering services continues to be a significant contributor to Orbital’s total revenue stream. Engineering services revenue is primarily dependent on outsourced product development investment from the automotive and non-automotive OEMs and from provision of technical services to Governments. Engineering services revenue in the 2007 financial year was $12.514 million, approximately 50% of which was derived from activities related to Orbital’s proprietary OCP technology.

The increase in engineering services revenue from $8.6 million in the 2006 financial year ($9.5 million in fiscal 2005) is largely a result of increased demand for the application and development of OCP technology for non-automotive customers, together with new areas of work including heavy duty Liquified Natural Gas (‘LNG’)/Compressed Natural Gas (‘CNG’) systems development as well as design and development of small engines for the lawn, garden and utility markets.

As a consequence of the increase in contracted services Orbital’s Engineering Services segment operated at a profit of $3.241m for the 2007 financial year (2006:$0.409million; 2005: $0.11million loss).

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

Resulting from the increased marketing activity in these countries, the value of the engineering services income has in these areas increased by nearly 77% to $3.29 million (2006: $1.86 million; 2005: $0.96 million) in the 2007 financial year. The pipeline is encouraging and should be expected to contribute to results progressively over the 2007 financial year. In addition, Government assessment of alternative fuels in response to recent gasoline pricing volatility is expected to generate significant work during the 2008 financial year.

In addition to the focus being given to sales activity in the emerging automotive and non-automotive markets, Orbital has continued to invest in R & D, designed to extend the capability and application of both OCP in a number of niche product categories and to expand engineering services opportunities in the area of advanced combustion and technology. Expenditure in 2007 was $1.0 million (2006: $0.7 million; 2005: $1.1 million). An example of R&D activity in 2007 was the development of Direct Injection (DI) engine technology to operate internal combustion engines on a variety of alternative fuels.

As energy sustainability becomes increasingly topical, there is growing interest in the use of alternative fuels for road transport. Orbital has continued its research in this area including the use of Ethanol, natural gas (CNG and LNG), Liquified Petroleum Gas (‘LPG’) and Hydrogen fuel in Internal Combustion (‘IC’) engines. This research ties together advances in injection system hardware, combustion system development and innovative control systems.

Orbital has continued with its past practice of maintaining and recruiting a leading edge skill base and a core competency in advanced powertrain engineering. Part of that program has been our sponsorship of the University of Western Australia Motorsport team in the annual Formula SAE. This is a global competition conducted by the Society of Automotive Engineers International. This year in the Formula SAE Australasia competition, the UWA team came 2nd out of 28 teams, and in the Formula SAE USA competition the UWA team placed 2nd out of 106 teams.

Orbital undertook a number of programs for customers during the 2007 financial year, including:

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

Licensing and Royalties

OCP, Orbital’s proprietary direct injection technology, continues to demonstrate its market acceptance in products around the world. OEMs continue to evaluate the merits of the technology in many applications, particularly in niche product categories where performance, or fuel economy is paramount. During this financial year Mercury Marine celebrated the 10th year of products using the OCP technology.

During the 2007 financial year, new royalty bearing product introduced to the market included the Bajaj Autorickshaw and the Mercury Marine 175 Pro XS and 250 Hp Optimax Outboards.

Bajaj Auto Limited, which entered into a licence with Orbital in May 2004 for the application of Orbital’s technology to their auto-rickshaw, three-wheeler vehicles in India, commenced selling vehicles incorporating Orbital. Bajaj’s autorickshaw will to contribute to royalty revenues commencing in early 2008 fiscal year. UCAL Fuel Systems Ltd, which has been licensed to manufacture fuel injection systems in India incorporating Orbital’s technology, has progressed its production processes for supply of the fuel system components to Bajaj.

Significant engineering programs were undertaken to support customer production and assessment development of the OCP systems capability for spark ignition of heavy fuels such as kerosene, JP5 and JP8. These programs, both for 2 and 4 stroke engines, are driven by the ‘one fuel policy’ being implemented by some military groups. The same system offers Bi, or Multi fuel potential. The current applications of these programs range from ground vehicles to Unmanned Aeronautical Vehicles (UAV’s). It is expected that an initial royalty income stream from these programs will commence in early fiscal 2008.

Envirofit, a not for profit organisation and a Licensee to the OCP technology has progressed the development of retrofit fuel system kits for 3 wheeled taxis in the Philippines.

Interest in the potential application of Orbital’s air assisted Direct Injection technologies for 4 stroke motorcycle applications remains high with evaluation programs underway and requests for programs from new customers in place.

License and royalty revenue decreased in fiscal 2006 by 4% compared to the previous financial year. Royalty income from the marine sector remains strong, however a significantly weaker US dollar has reduced the value. Royalty from the motorcycle and 3 wheeler market was a small contributor, given the European 50 cc market conditions and uncertainty regarding the near term emission requirements as well as the slow rollout release of the Bajaj autorickshaw product.

Synerject

Synerject, Orbital’s joint venture with Siemens-VDO Automotive, manufactures and sells engine management systems (EMS) and related components such as engine control units (ECU), air injectors, fuel rail assemblies, sensors, actuators and fuel pumps for supply to the non-automotive market. Additionally, Synerject has the rights for the manufacture and supply of air injectors for the automotive market.

The growth prospects for Synerject are encouraging with the overall market for engine management systems specific to the non-automotive market continuing to grow strongly with the global implementation of emissions regulations in this market.

In March 2006 Synerject acquired a business based in Delavan Wisconsin, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consists of working capital, principally inventory.

In June 2006 Synerject negotiated a 4 year term bank loan of US$8.0 million which, together with additional capital contributions of US$2 million from each member, replaced the previous loan arrangements which were due to mature in September 2006. Synerject had cash at June 30, 2007 of US$4.324 million (June 30, 2006: US$4.724 million).

Synerject’s profit after tax (PAT) of US$3.5 million for the 2007 financial year represents a increase of 30% on its PAT of US$2.7 million for the 2006 financial year.

Synerject’s revenue increased to US$79.627 million from US$57.5 million in fiscal 2006, primarily as a result of the Delavan acquisition on March 1, 2006. Synerject’s fiscal 2007 PAT includes the full year contribution from the Delavan acquisition compared to 4 months in fiscal 2006. This is offset by costs incurred in establishing manufacturing and engineering facilities in China of US$0.9 million (2006: US$nil) Synerject’s PAT, as determined under USGAAP, includes research and development costs of US$1.736 million (2006: US$2.057 million and 2005: US$1.495 million). Under AIFRS development expenditure is capitalised if the product is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s AIFRS equity accounted result in 2007 includes A$0.643 million (2006: A$1.649 million and 2005 A$nil) as a result of capitalisation of Synerject’s development and product application expenditure under AIFRS. Research expenditure is expensed as incurred under AIFRS.

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

As at September 30, 2007, Orbital had approximately 100 individual patent families with a total of over 360 patents and patent applications around the world. As of September 30, 2007 there were approximately 70 granted patents and 10 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

Orbital Fluid Technologies Inc (“OFT”) has its registered office in Lapeer, Michigan.

Under the terms of Orbital’s loan facilities with Westpac Banking Corporation and the State Government of Western Australia, the assets of Orbital, including its plant and equipment (but excluding patents, licences and technologies), have been pledged to secure the borrowings under such facilities.

Government Regulation

Orbital Corporation Limited is a company registered in Australia. Companies in Australia are regulated by the Australian Securities and Investments Commission (“ASIC”) and are governed by the Corporations Act 2001 (Cwth).

Events After the End of the Financial Year

There has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity for the year ended June 30, 2007.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2007 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, licensing and licensing related agreements for OCP Technology. In addition Orbital equity accounted it’s 50% share in Synerject LLC’s result.

Because of the timing of recognition of fees due under Orbital’s license agreements, Orbital’s financial results have varied from period to period in the past and are expected to continue to experience such fluctuations in the future.

Unless otherwise indicated, all financial information in the following discussion is derived from Orbital’s Consolidated Financial Statements, included herein, prepared in accordance with Australian equivalents to International Financial Reporting Standards which are called AIFRS to distinguish from previous Australian GAAP.

Recent Developments

Appointment of New Chairman

On August 14, 2007 the Company announced that Mr Don Bourke the Chairman of the Board of Directors of Orbital had passed away. On August 22, 2007 the Company announced the appointment of Mr William Peter Day as a Director and Chairman of Orbital.

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian Accounting Standards. Orbital has adopted AIFRS with effect from July 1, 2005. Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

In developing accounting policies, in addition to AIFRS requirements, we also consider industry practice. Where there is no conflict with AIFRS we also align our accounting policies with US GAAP. This reduces the number of AIFRS / US GAAP reconciliation differences required to be adjusted in Note 33 to our financial statements.

The critical accounting policies discussed below are applied consistently to all segments of Orbital. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors.

The financial statements of the equity accounted associate, Synerject LLC, are prepared under US GAAP and adjusted to reflect consistent accounting policies with Orbital.

The following are the critical accounting policies and estimates that have been adopted in preparing our AIFRS financial statements:

Non-Interest-bearing borrowings

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

Equity Accounting

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of an associate. During the year ended June 30, 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed. The consolidated entity’s share of the joint venture’s net profit or loss was recognised in the year and will continue until the date joint control ceases. Orbital’s share of other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s share of development expenditure was capitalised (included in results of associate) in FY2007 is $0.643 million (2006 $1.649 million)

Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

Expenditure capitalised and amortisation

Expenditure on intangible assets which are capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation will be charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

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

Provision for Trade Debtors

Provision for doubtful trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Provision for doubtful trade debtors amounted to A$0.049 million at June 30, 2007 (A$0.050 million at June 30, 2006), with a bad debts write-off for the year of A$Nil (2006: A$Nil).

Refer to “Results of Operations Fiscal 2007 Compared with Fiscal 2006” below for further explanation of the above expenses.

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

Where determining the amount of taxable income to be available in future periods for the purpose of estimating the realisation of net operating losses and other deferred tax assets, we consider current operating forecasts that reflect assumptions regarding business and product cyclicality, historical operating performance, new product development, and existing deferred tax liabilities. Deferred tax assets and forecasts are evaluated separately for each tax jurisdiction.

Due to the inherent uncertainty of our business and recent operating performance, we have considered forecasted results for the following five years only in determining the amount of deferred tax assets at June 30, 2007. Changes in our assumptions about future profitability would result in changes to deferred tax assets and not income, the amount of which could be material. Unrecognised deferred tax assets at June 30, 2007 were approximately $54 million.

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

At June 30, 2007, our deferred tax asset included A$6.082 million (A$6.445 million at June 30, 2006), in relation to prior period tax losses and we have provided against potential deferred tax asset amounts of A$54.081 million (A$53.748 million at June 30, 2006), in relation to current and prior period tax losses where management cannot conclude that it is probable that Orbital will generate sufficient future relevant income to recover these losses in future periods.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities increased during fiscal 2007 by A$0.634 million to A$9.447 million at June 30, 2007 from A$8.813 million at June 30, 2006. A$6.446 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities decreased during fiscal 2007 by A$0.137 million to A$52.633 million at June 30, 2007 from A$52.770 million at June 30, 2006.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2007 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$52.633 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$59.758 million (US$50.800 million) (2006: A$69.300 million (US$51.400 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$6.082 million (US$5.170 million) (2006: A$6.455 million, US$4.780 million) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2007, the US$50.800 million of tax carry forward losses available expires between the years 2010 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$51.400 million. Approximately US$7.77 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$6.082 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents managements assessment of the amount of carry forward losses that it is probable will be deductable in the following five years. The movement in the recognised deferred tax asset from June 30, 2006 to June 30, 2007 is the result of the movement of the assessment period and also updates to future forecasted results.

Results of Operations Fiscal 2007 Compared with Fiscal 2006

Orbital’s net profit after tax was A$1.333 million for the year ended June 30, 2007 compared to a net profit of A$0.515 million for the year ended June 30, 2006.

Revenue from trading activities in fiscal 2007 as detailed in note 5 to the Consolidated Financial Statements increased as compared to fiscal 2006 by 32% to A$15.198 million:

•

Engineering services income increased 45% (A$3.869 million) to A$12.514 million due to increased demand for the application and development of Orbital technology including programs in the area of spark ignited heavy fuel and new gaseous applications covering both LPG and CNG DI applications. The increased demand eminated mainly from customers in North America and India. This was offset by decreased demand in non OCP advanced powertrain applications primarily from Australian customers.

•	Licence and Royalty income decreased by 4% to A$2.294 million due mainly to the appreciation of the Australian dollar against the United States dollar over the fiscal year.

Other income decreased by 19% to A$0.390 million compared to fiscal 2006 (A$0.480 million) primarily due to reduced system warranty credits.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 14% to A$16.683 million in fiscal 2007 from A$14.643 million in fiscal 2006. The net increase was due to the following:

•	Total employee expenses increased by 14% to A$9.428 million due to increased engineering and operating staff numbers required to provide the increased engineering services noted above.

•

Depreciation and amortisation decreased by 11% to A$1.001 million primarily due to fully depreciated testing facilities and equipment continuing in working order and therefore not requiring replacement capital expenditure and the rationalisation of operations in recent years.

•	Engineering consumables and contractor expenses increased by 53% to A$1.641 million reflecting the increased engineering services noted above.

•	Travel and accommodation expenses decreased by 3% to A$0.980 million as a result of increased overseas engineering project activity offset by reduced corporate travel.

•	Communication and computing expenses decreased by 3% to A$0.647 million as a result of reduced staff numbers and continued renegotiation of contracts with service providers.

•

Patent costs increased by 10% to A$0.509million from A$0.462 million as a result of the continuing review and analysis of each patent filing in the Company’s intellectual property portfolio having regard to the Company’s strategic intellectual property requirements.

•

Insurance, audit, compliance and listing costs have decreased by 1% to A$1.206 million from A$1.224 million partly as a result of increased auditor’s remuneration due to additional audit and compliance requirements for SEC registrants and increased legal fees arising as a result of the review of research and development syndication contractual arrangements entered into in 1995 and 1996, offset by reduced insurance costs.

•

Finance costs have increased by A$0.262 million to A$0.884 million as a result of the accretion of the commitment to Siemens VDO to maintain the 50% interest in Synerject and the fair value amortisation of the interest free A$19 million loan from the West Australian Government.

•

Other expenses have increased by 61% to A$1.272 million as a result of the settlement of the R&D Syndicate dispute with Coles Myer Ltd (A$0.582 million,. refer note 25.2 of the Consolidated Financial Statements)

Orbital’s share of Synerject’s net profit decreased by 22% to A$3.228 million from A$4.135 million in fiscal 2006. Synerject’s revenue increased by 38% to US$79.627 million primarily as a result of the acquisition in March 2006 of a business which supplies fuel systems and components for outboard marine engines. Development expenses of A$0.631 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2006 1.649 million) in accordance with AIFRS. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

The income tax benefit for fiscal 2007 was A$0.098 million, being primarily recognised Deferred Tax Asset offset by withholding taxes on royalties and license fees. In fiscal 2006 Orbital recognised benefits from tax losses not previously brought to account of A$0.386 million which, after expensing withholding taxes resulted in a net tax expense of A$0.218 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2007 compared to fiscal 2006.

As outlined on page 29 the investment and on-going results of Synerject (as reported by Orbital) will continue to be susceptible to changes in the foreign currency exchange rates between the Australian and US Dollar.

Results of Operations Fiscal 2006 Compared with Fiscal 2005

Orbital’s net profit after tax was A$0.515 million for the year ended June 30, 2006 compared to a net loss of A$1.701 million for the year ended June 30, 2005.

Revenue from trading activities in fiscal 2006 increased as compared to fiscal 2005 by 5% to A$11.039 million:

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

Liquidity and Capital Resources

As at June 30, 2007, Orbital’s cash balance was A$11.287 million compared to A$3.325 million at June 30, 2006 and A$7.972 million at June 30, 2005. At September 30, 2007 the cash balance was A$10.998 million. In Orbital’s opinion, the working capital is sufficient for the Group’s present requirements.

For fiscal 2007 Orbital recorded a net cash outflow from operations of A$0.182 million compared to cash outflows of A$1.868 million in fiscal 2006 and A$3.820 million in fiscal 2005. The cash outflow in fiscal 2007 resulted from cash flow used in operating activities of A$0.250 million less reduced working capital requirements of A$0.068. This compares with net cash used by operating activities in fiscal 2006 of A$2.159 million (fiscal 2005: A$2,947 million) plus additional working capital requirements of A$0.291 million (fiscal 2005: working capital sources A$0.873 million). The reduced cash outflow in fiscal 2006 was a result of increased engineering services income, increased licence and royalty income and reduced expenses. Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2007 or fiscal 2006.

Research and development expenditures were A$1.022 million in fiscal 2007, A$0.733 million in fiscal 2006 and A$1.064 million in fiscal 2005. Research and development activity during fiscal years 2007, 2006 and 2005 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, and further developing the air-assist DI system for application on new products. More focus has been placed on R&D in fiscal year 2007 with increased expenditure compared to previous years, and more attention to the publication and presentation of technical papers.

Orbital utilised net cash of A$0.644 million for investing activities in fiscal 2007 compared with A$2.780 million in fiscal 2006 and A$0.371 million in fiscal 2005. In fiscal 2006 Orbital invested US$2.0 million (A$2.735 million) additional share capital in Synerject LLC as part of replacement of Synerject’s financing arrangements (see below). The expenditure in fiscal 2007 consisted mainly of acquisition of engineering equipment and software. No advances to Synerject were required in fiscal 2007 or 2005.

Orbital raised A$8.792 million (after transaction costs) through a share placement and a share purchase plan in fiscal 2007. Orbital did not have any other cash flow requirements for financing activities in fiscal 2007.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2007 this facility was fully utilised by Orbital. Repayment of this facility is due:

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

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$0.808 million, of which A$0.046 million was drawn down at June 30, 2007. At June 30, 2006 available support facilities totalled A$0.876 million, of which A$0.104 million was drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2007.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.337 million for fiscal year 2008. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2008 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities. There are no long-term capital commitments by the Company.

The Company has recorded a liability for the deferred settlement of the anticipated payment to Siemens VDO of US$4 million due in September 2008 (see note 21 of the Consolidated Financial Statements).

Orbital’s Equity Investee, Synerject LLC

Synerject was restructured in 2003 at which time loan arrangements to September 30, 2006 were agreed. Under those arrangements Synerject’s future operating cash flows were to be directed to a loan repayment plan.

Net cash provided by Synerject’s operating activities in fiscal 2007 was US$2.604 million and fiscal 2006 was US$5.538 million. In June 2006 Synerject negotiated a 4 year term loan of $8.0 million with a bank which, together with additional capital contributions of US$2 million from each member, replaced loan arrangements which were due to mature in September 2006. In addition Synerject has available a US$3.0 million line of credit to be drawn as and when required maturing January 31 2008. At June 30, 2007 Synerject had drawn down $1.150 million under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2008 are approximately US$1.909 million (actual paid fiscal 2007 US$1.630 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at bank at June 30, 2007 was US$4.324 million (2006 US$4.724 million) and total debt outstanding (including the line of credit) at June 30, 2007 was US$7.520 million (June 2006 US$8.000 million). Member guarantees are not required to support Synerject’s new financing arrangements.

Trend Information

We anticipate that royalty earnings will be influenced by the robustness of the marine market in North America and the launch the of the DI autorickshaw program in India. Engineering services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June, 30 2007 was $5.0 million compared to $6.0 million at December 31, 2006. The Synerject result will be influenced by the timing of the launch of new products in China and India and additional establishment costs of the manufacturing and engineering facilities in China. This includes start up costs and investment in plant facilities prior to commencement of production. The market for professional engineering services staff is more competitive causing a upward trend in labour costs over the past 3 years.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Prior to July 2006 Orbital guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC, the joint venture with Siemens-VDO Automotive. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

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

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2007	2006	2007	2006
Cash – Floating (and fixed less than 6 months)	11,287	3,325	6.11	5.09

At June 30, 2007 and June 30, 2006 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average Exchange Rate A$
	2007	2006	2007	2006
Cash held in United States Dollars	298	87	0.8501	0.7417
Cash held in European currency units	48	42	0.6379	0.5904
Receivables in United States Dollars	512	957	0.8501	0.7417
Receivables in European currency units	23	15	0.6379	0.5904
Payables in United States Dollars	4,495	—	0.8501	—

The Company’s equity accounted investee has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted investee which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Weighted Average Exchange Rate A$
	2007	2006	2007	2006
Synerject LLC	12,974	6,321	0.8501	0.7417

Details of Orbital’s foreign currency exchange instruments as at June 30, 2007 were as follows:

	Foreign Currency Amount		Exchange Rate		A$ Equivalent	Expiry Date
	US$	0.200 m	0.8118		246,366	July 31, 2007
	US$	0.300 m	0.8227		364,653	October 31, 2007

Total	US$	0.500 m	0.8183	(Average)	611,019

Fair Value at June 30, 2007	US$	0.500 m	0.8501		588,166

At June 30, 2006 Orbital had foreign currency exchange sensitive derivative instruments totalling US$0.600m (A$0.797m).

Details of Orbital’s foreign currency translation exposure as at June 30, 2007, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Receivables	US$0.435 m	0.8501	511,789
Receivables	Euro 0.015 m	0.6379	23,069

Maturity Profile of Commercial Commitments

Obligations (A$’000s)	At June 30, 2007 Expected Maturity or Expiry Date					Total	Fair Value
	2008	2009	2010	2011	2014
Operating Leases	9	9	6	—	—	24	24
Long –Term Debt (1)	—	4,705			19,000	19,000	17,958
Average Interest Rate		0%			0%

Total	9	4,714	6	—	19,000	19,038	17,982

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”

Synerject LLC was restructured and refinanced during fiscal year 2003. As part of the restructure, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (“the recalculation”). The settlement of the arrangement has been deferred until 30 June 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was at the earliest July 1, 2006 but has been extended by two years to 30 June 2008.

The assessment of the contributed business performance will not be tabled until 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, that Siemens will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable in Fiscal 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Constitution, may be comprised of no fewer than three, nor more than nine members. The present number of directors is four, one of whom is an executive director, as set out below.

On August 14, 2007 the Company announced that Mr Don Bourke the Chairman of the Board of Directors of Orbital had passed away. On August 22, 2007 the Company announced the appointment of Mr William Peter Day as a Director and Chairman of Orbital.

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

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
William Peter Day	Non Executive Chairman (1)(2)(3)	August 22, 2007
John Richard Marshall	Non Executive Director (1) (2) (3)	December 21, 1995
John Grahame Young	Non Executive Director (1) (2) (3)	November 13, 1985
Rodney Alexander Houston	Chief Executive Officer and Managing Director	August 23, 2005

(1)	Member of Audit Committee

(2)	Member of Remuneration Committee

(3)	Member of Nomination Committee

All Directors are members of the Finance Committee. Qualifications and experience of each of the Directors are as follows:

WILLIAM PETER DAY, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD, age 57

Joined the Board and appointed Chairman on 22 August 2007. Mr Day was most recently Executive General Manager Finance (Chief Financial Officer) for the global packaging group Amcor; he will retire from full-time executive duties with that Company towards the end of 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia. He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day was recently appointed a non executive director of Ansell Limited and Financial Executives International (Australia) Limited

JOHN RICHARD MARSHALL, BMechE(hons), DipMechE, Hon.DEng(RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, AGE 75

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989

JOHN GRAHAME YOUNG, LLB, FAICD AGE 63

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

RODNEY ALEXANDER HOUSTON, B.Sc (Hons) MechEng, Ph.D, MAICD, AGE 44

Managing Director. Appointed an Executive Director on 23 August 2005 and Chief Executive Officer on 30 September 2005. Dr Houston has extensive experience in engine research and development. He has been employed by Orbital for 19 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Company’s engineering operations and product development.

Details of each Director’s remuneration are contained in note 29 to the Consolidated Financial Statements included herein.

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience
Geoff Paul Cathcart March 14, 1994

Director of Engineering and Operations.

Dr. Cathcart has held a number of senior management positions within the engineering department. Dr. Cathcart has overall responsibility for the engineering and operations department.

Brian Anthony Fitzgerald February 22, 1982	Director of Sales and Marketing. Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for the sales and marketing department.

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer and Company Secretary.

Mr. Halliwell has 23 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia.

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are contained in note 29 to the Consolidated Financial Statements included herein. See also “Remuneration Report” below.

For fiscal 2007 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.420 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and employers contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2007 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.100 million.

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

Each Director has the right of access to all relevant Company information and to the Company’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

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

Remuneration is also referred to as compensation in this report.

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

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous financial year:

	2007	2006	2005
EBIT ($ Millions)	1.603	1.023	(2.320)
Dividends paid	—	—	—
Change in share price ($)	0.209	(0.014)	(0.035)
Return of capital	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2007 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception to fiscal 2007 and shares have not issued as a result. The LTI performance target for the three years ended August 31, 2007 was met and as a result 1,200,000 Executive Long Term Shares were issued to members of the plan in September 2007.

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2006 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

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

38

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

Employees

Details of the number, category and location of employees of the Orbital Group in the last two years are as follows:

Category	June 2007		June 2006
	Aus	US	Aus	US
Executive	4	—	5	—
Admin / Sales	15	1	20	1
Engineers	35	—	38	—
Technicians	29	—	28	—
Others	2	—	2	—
Total	85	1	93	1

Share Ownership

Details of share ownership by Directors and senior managers at June 30, 2007 are as follows:

Director	Ordinary Shares
D W J Bourke	133,333
R A Houston *	108,371
J R Marshall	66,880
J G Young	183,537

Senior Managers
G P Cathcart	95,154
B A Fitzgerald	101,702
K A Halliwell	196,418

*	Dr Houston has been offered up to 375,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2007 as detailed in “Executive Long Term Share Plan – 2004 Offer” below. The performance conditions of the 2004 offer were satisfied which resulted in the granting of 300,000 shares to Dr Houston in September 2007. He has also been offered 675,000 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2008 as detailed in “Executive Long Term Share Plan – 2005 Offer” below. He has also been offered up to 1,243,750 ordinary fully paid shares in the Company, subject to the satisfaction of performance conditions over a 3 year period expiring August 31, 2009 as detailed in “Executive Long Term Share Plan – 2006 Offer” below.

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

The Company’s TSR was compared to it’s peer group for the 3 year performance period ending on August 31, 2007. The Company performance was measured at the 76th percentile of the peer group and 100% of the shares offered were granted to each eligible executive. The Managing Director, Dr Rod Houston was granted 300,000 shares under this offer.

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

Employee Share Plan - 2006 Offer

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

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of August 31, 2007, Orbital had issued and outstanding 473,126,818 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
Equity Trustees Limited SGH PI Smaller Co’s (as notified on 13 June 2007)	29,332,832	6.20%

The Executive Officers and Directors of Orbital as a group own 885,395 ordinary shares which represent 0.19% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 474,326,818 ordinary shares in the company on issue at September 30, 2007, 68% of which are held by 5,749 shareholders located in Australia.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2007 (nil in both fiscal 2006 and 2005).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at September, 30 2007 and June 30 in each of the preceding two years are as follows:

	September, 30 2007 (A$000’s)	2007 (A$000’s)	2006 (A$000’s)	2005 (A$000’s)
Receivables - Non-current	14,432	12,826	12,642	13,573
Borrowings - Non-current	8,429	8,582	9,183	11,684

During fiscal 2007, nil interest expense (fiscal 2006: nil; fiscal 2005: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2006 and 2005: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at September 30, 2007 and June 30 in each of the preceding two years are:

	September, 30 2007 (A$000’s)	2007 (A$000’s)	2006 (A$000’s)	2005 (A$000’s)
Receivables - Current	36	21	54	44
Payables - Current	51	—	43	58

During fiscal 2007, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.047 million (2006: A$0.209 million) and purchased goods and services from Synerject LLC to the value of A$0.088 million (2006: A$0.139 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-51 included herein.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2008 fiscal year.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2001-02	Q1	A$	0.64		12,083,177	A$	0.48		42,796	US$	4.24	*	213,899	US$	1.98		3,500
	Q2	A$	0.69	*	3,968,410	A$	0.48		68,635	US$	2.96		320,199	US$	2.00		6,300
	Q3	A$	0.59		1,349,079	A$	0.345		35,528	US$	2.44		132,300	US$	1.52		2,899
	Q4	A$	0.38		6,509,501	A$	0.245	*	141,846	US$	1.97		131,500	US$	1.03	*	800
2002-03	Q1	A$	0.325	*	975,729	A$	0.20		34,124	US$	1.50	*	52,100	US$	0.81		899
	Q2	A$	0.21		3,077,701	A$	0.125		40,454	US$	0.90		144,699	US$	0.57	*	3,300
	Q3	A$	0.185		3,860,470	A$	0.125		24,411	US$	1.10		119,100	US$	0.63		300
	Q4	A$	0.165		1,518,908	A$	0.120	*	6,560	US$	4.40		20,420	US$	3.35		120
2003-04	Q1	A$	0.22	*	3,333,210	A$	0.12	*	58,000	US$	5.55		29,500	US$	3.35	*	0
	Q2	A$	0.22		4,942,330	A$	0.16		0	US$	5.63		78,899	US$	4.49		600
	Q3	A$	0.185		2,264,501	A$	0.150		24,421	US$	5.65	*	28,600	US$	4.57		0
	Q4	A$	0.16		2,984,628	A$	0.13		10,700	US$	4.69		35,500	US$	3.71		0
2004-05	Q1	A$	0.16	*	2,728,797	A$	0.14		13,795	US$	4.40	*	31,810	US$	3.75		0
	Q2	A$	0.15		1,521,740	A$	0.115		27,988	US$	4.18		57,464	US$	3.25		100
	Q3	A$	0.115		4,316,632	A$	0.085	*	20,000	US$	3.50		21,822	US$	2.60	*	0
	Q4	A$	0.11		12,380,878	A$	0.094		19,434	US$	3.50		29,300	US$	2.75		0
2005-06	Q1	A$	0.125	*	3,221,730	A$	0.092		88	US$	3.60	*	413,500	US$	2.75		0
	Q2	A$	0.120		2,164,527	A$	0.086		2,834	US$	3.45		42,300	US$	2.45	*	0
	Q3	A$	0.115		4,316,632	A$	0.085		20,000	US$	3.15		32,500	US$	2.79		0
	Q4	A$	0.098		2,538,003	A$	0.084	*	12,338	US$	3.00		30,500	US$	2.60		0
2006-07	Q1	A$	0.105		13,760,545	A$	0.090	*	1,270	US$	3.05		23,900	US$	2.75	*	0
	Q2	A$	0.215		10,539,283	A$	0.094		43,000	US$	6.50		51,400	US$	2.83		200
	Q3	A$	0.240		8,929,938	A$	0.170		47,611	US$	7.45		34,700	US$	5.15		0
	Q4	A$	0.345	*	3,760,493	A$	0.210		67,000	US$	11.17	*	22,900	US$	6.95		0

April 2007	A$	0.235	2,547,032	A$	0.210	91,444	US$	7.65	17,200	US$	6.95	0
May 2007	A$	0.260	3,087,296	A$	0.220	67,000	US$	8.60	20,600	US$	7.37	0
Jun 2007	A$	0.345	3,760,493	A$	0.260	237,401	US$	11.17	22,900	US$	9.30	200
Jul 2007	A$	0.380	6,794,414	A$	0.290	69,680	US$	13.00	20,800	US$	9.76	900
Aug 2007	A$	0.305	2,590,733	A$	0.210	140,085	US$	10.10	32,000	US$	6.10	200
Sept 2007	A$	0.310	2,457,269	A$	0.215	36,000	US$	10.60	18,500	US$	7.30	0

*	Denotes annual high and low closing market prices in the relevant year.

On September 30, 2007, the closing sale price of the ordinary shares on the ASX was A$0.30 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$10.60 per ADS. On September 30, 2007, 3,251,548 ADSs, representing 130,061,920 ordinary shares, or approximately 27% of the outstanding ordinary shares, were outstanding and were held by 341 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

Documents on Display

The Company files annual and semi-annual reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy documents that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NW, Washington DC 20549. Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Such materials can also be obtained on the SEC’s internet site at www.sec.gov.

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

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, refer to note 31 “Financial Instruments” to our audited consolidated financial statements.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt and cash assets.

As of June 30, 2007, we had no interest bearing liabilities outstanding.

As of June 30, 2007, we had total interest earning cash assets of $11.287 million of which $9.803 million was held in fixed interest bank bills maturing in less than one year. Changes in interest rates will have no effect on the interest income generated by these cash assets during the fixed rate period. We also had approximately $1.484 million cash earning interest at floating rates.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. In fiscal 2007, the functional currencies of our major markets outside Australia were the U.S. dollar, the Euro and the Japanese yen. As a result, we were, and continue to be, exposed to risk arising from movements in foreign currency exchange rates.

These risks include:

•	financial reporting;

•	cash flow; and

•	specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable.

For the year ended June 30, 2007, we recorded an unrealized foreign exchange loss of A$0.069 million in our operating results. This loss arose mainly from the translation into Australian dollars of U.S. dollar and Euro denominated receivables and bank accounts set out below.

	Foreign Currency Amount			Translated Exchange Rate	A$ Equivalent
Receivables - U.S. dollars	US$	0.435	m	0.8501	0.512	m
Receivables – Euro	Euro	0.015	m	0.6379	0.023	m
Cash – U.S. dollars	US$	0.254	m	0.8501	0.298	m
Cash – Euro	Euro	0.031	m	0.6379	0.048	m

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2007	2006	2007	2006
Cash held in United States Dollars	298	87	0.8501	0.7417
Cash held in European currency units	48	42	0.6379	0.5904
Receivables in United States Dollars	512	957	0.8501	0.7417
Receivables in European currency units	23	15	0.6379	0.5904
Payables in United States Dollars	4,494	—	0.8501	—

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange to hedge a portion of that specific transaction. For the year ended June 30, 2007, we derived approximately 14% of our revenue in foreign currency.

Details of Orbital’s foreign currency exchange instruments as at June 30, 2007 were as follows:

	Foreign Currency Amount			Exchange Rate		A$ Equivalent	Expiry Date
	US$	0.200	m	0.8118		246,366	July 31, 2007
	US$	0.300	m	0.8227		364,653	October 31, 2007

Total	US$	0.500	m	0.8183	(Average)	611,019

Fair Value at June 30, 2007	US$	0.500	m	0.8501		588,166

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

Orbital management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated Orbital’s disclosure controls and procedures as at June 30, 2007 (“the Evaluation Date”) and concluded that those controls and procedures are effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the three non-executive directors of the Company’s Board. Mr W P Day qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any other purpose as a result of being identified as an audit committee financial expert. Mr Day is a Fellow of CPA Australia, Fellow of Institutes of Chartered Accounts in Australia and a Fellow of the Institute of Chartered Accountants in United Kingdom. He is currently a member of the International Accounting Standards Board’s Joint International Group on Financial Statements, a former Chairman of the Australian Accounting Standards Board and was Deputy Chairman of the Australian Securities and Investments Commission.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, KPMG, are as follows:

	2007		2006
Services Rendered	Fees ($A)%		Fees ($A)%
Audit – KPMG Australia	403,017	91.8	375,745	87.1
Australian equivalents to International Financial Reporting Standards review – KPMG Australia	—	—	17,158	4.0
Taxation Services (1) – KPMG Australia	28,000	6.4	27,246	6.3
- Other KPMG member firms	8,000	1.8	11,466	2.6
Audit – Related Fees	—	—	—	—
All Other Fees	—	—	—	—

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance and tax advice.

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

See pages F-1 through F-49 included herein.

ITEM 19.	EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated by reference to our registration statement on Form 20-F filed on December 30, 2004.)

10.1	Executive Service Agreement between Orbital Corporation Limited and Rodney Alexander Houston (incorporated by reference to our registration statement on Form 20-F filed on January 13, 2006.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

Stoichiometric	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: October 22, 2007	KEITH HALLIWELL
Company Secretary
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and its controlled entities (the “Consolidated Entity”) as of 30 June 2007, 2006 and 2005, and the related consolidated income statements, statements of cash flows, and recognised income and expenses for each of the years in the three year period ended 30 June 2007. These consolidated financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2007, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended 30 June 2007, in conformity with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001. In complying with Australian Accounting Standards, the financial statements are also in conformity with International Financial Reporting Standards (“IFRS”).

Australian Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 34 and 35 to the consolidated financial statements.

KPMG

Perth, Australia

22 August 2007, except Notes 34, 35 and 36 for which the date is 22 October 2007

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
Engineering services income		12,514	8,645	8,252
Licence and royalty income		2,294	2,394	2,217

Revenue		14,808	11,039	10,469
Other income	6	390	480	481

Total Revenue		15,198	11,519	10,950

Personnel expenses	7	(9,428)	(8,297)	(8,850)
Depreciation and amortisation		(1,001)	(1,122)	(1,436)
Engineering consumables and contractors		(1,641)	(1,076)	(1,473)
Travel and accommodation		(980)	(1,009)	(998)
Communications and computing		(647)	(667)	(744)
Patent costs		(509)	(462)	(545)
Insurance costs		(422)	(535)	(551)
Audit, compliance and listing costs		(784)	(689)	(492)
Settlement of legal dispute	25	(582)	—	—
Other expenses		(689)	(786)	(1,128)

Total expenses		(16,683)	(14,643)	(16,217)

Share of profit of equity accounted investee	16	3,157	4,135	2,936

Results from operating activities		1,672	1,011	(2,331)

Financial income	8	448	344	526
Financial expenses	8	(885)	(622)	(3)

Net financing costs		(437)	(278)	523

Profit/(loss) before income tax		1,235	733	(1,808)
Income tax (expense)/benefit	10	98	(218)	107

Profit/(loss) for the period		1,333	515	(1,701)

Basic earnings/(loss) per share (in cents)	11	0.29	0.10	(0.40)
Diluted earnings/(loss) per share (in cents)	11	0.29	0.10	(0.40)

Basic earnings/(loss) per ADS (in cents)	11	11.60	4.00	(16.00)
Diluted earnings/(loss) per ADS (in cents)	11	11.60	4.00	(16.00)

The income statements are to be read in conjunction with the notes to the financial statements set out on pages F6 to F51.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2007

	2007	2006	2005
	$’000	$’000	$’000
Employee Share Plan	263	264	248
Foreign currency translation reserve	(1,692)	276	(238)
Effective portion of change in fair value of cash flow hedges	(37)	—	—

Income and expense recognised directly in equity	(1,466)	540	10
Profit/(loss) for the period	1,333	515	(1,701)

Total recognised income and expense for the period	(133)	1,055	(1,691)

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages F6 to F51.

BALANCE SHEETS AS AT 30 JUNE 2007

		2007	2006	2005
	NOTE	$’000	$’000	$’000
Assets
Cash and cash equivalents	12	11,287	3,325	7,972
Trade and other receivables	13	4,544	3,643	2,985
Inventories	14	6	6	12

Total Current Assets		15,837	6,974	10,969

Investments	15	—	—	—
Investment in equity accounted investee	16	12,974	6,321	—
Deferred tax assets	17	6,082	6,445	6,300
Property, plant & equipment, net	18	6,107	6,432	7,424

Total Non-Current Assets		25,163	19,198	13,724

Total Assets		41,000	26,172	24,693

Liabilities
Trade and other payables	19	4,214	3,268	2,389
Employee benefits	22	1,190	1,046	1,055
Provisions	23	—	106	485

Total Current Liabilities		5,404	4,420	3,929

Non interest-bearing liabilities	21	17,958	12,809	19,000
Employee benefits	22	1,236	1,200	1,135
Provisions	23	—	—	100
Other	24	—	—	654

Total Non-Current Liabilities		19,194	14,009	20,889

Total Liabilities		24,598	18,429	24,818

Net Assets/(Liabilities)		16,402	7,743	(125)

Equity
Share capital	26	225,560	216,768	216,768
Reserves	26	(1,691)	38	(238)
Accumulated losses	26	(207,467)	(209,063)	(216,655)

Total Equity/(Deficiency)		16,402	7,743	(125)

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F6 to F51.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
	NOTE	$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		14,267	10,159	11,124
Cash paid to suppliers and employees		(14,516)	(12,273)	(15,418)

Cash used in operations		(249)	(2,114)	(4,294)
Interest income received		377	356	515
Interest expense paid		—	—	(3)
Income taxes paid		(310)	(110)	(38)

Net cash used in operating activities	31	(182)	(1,868)	(3,820)

Cash Flows from Investing Activities
Synerject equity investment		—	(2,735)	—
Proceeds from sale of property, plant & equipment		33	166	56
Acquisition of property, plant & equipment		(677)	(211)	(427)

Net cash used in investing activities		(644)	(2,780)	(371)

Cash Flows from Financing Activities
Proceeds from issue of share capital		9,204	—	—
Transaction costs from issue of shares		(412)	—	—
Payment of finance lease liabilities		—	—	(179)

Net cash provided by financing activities		8,792	—	(179)

Net increase/(decrease) in cash and cash equivalents		7,966	(4,648)	(4,370)
Cash and cash equivalents at 1 July		3,325	7,972	12,350
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(4)	1	(8)

Cash and cash equivalents at 30 June	12	11,287	3,325	7,972

Non-Cash Investing Activities

The carrying value of the investment in Synerject LLC was increased by US$3.692 million during the year ended 30 June 2007 through the recognition of a liability for the deferred settlement of the payment to Siemens VDO. Refer note 16 for further details.

There were no non-cash investing or financing activities for the years ended 30 June 2005 and 2006.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F6 to F51.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2007 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (“AASBs”) (Including Australian Interpretations) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001. The financial reports of the Group and the Company also comply with International Financial Reporting Standards (“IFRSs”) and the interpretations adopted by the International Accounting Standards Board.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	derivative financial instruments are measured at fair value

•	non-interest bearing liabilities are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in Australian Securities and Investments Commission (“ASIC”) Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d)	Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

•	Note 17 – utilisation of tax losses

•	Note 21– measurement of non-interest bearing liabilities

•	Note 3 (i) – measurement of share based payments

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

The entity has elected to early adopt the following accounting standards and amendments:

•	AASB 101 Presentation of Financial Statements (October 2006)

In the prior financial year the Group adopted AASB 132: Financial Instruments: Recognition and Measurement in accordance with the transitional rules of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards. This change has been accounted for by adjusting the opening balance of retained earnings and reserves at 1 July 2005, as disclosed in the reconciliation of movements in equity note 26.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

(ii)	Associates

Associates are those entities for which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised gains and losses of a jointly-controlled associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. For a number of years, the Group’s share of losses exceeded its interest in the joint venture, and during that period, the Group’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the Group had incurred legal or constructive obligations on behalf of an associate. During the year ended 30 June 2006, the joint venture recouped past losses, the Group released its provision for losses to profit or loss account, and equity accounting has now been resumed. The Group’s share of the joint venture’s net profit or loss was recognised in the consolidated income statement during the period and will continue until the date joint control ceases. Other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

(iii)	Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associates. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associates or, if not consumed or sold by the associate, when the Group’s interest in such entities is disposed of.

(b)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries, associates and jointly controlled entities – see below) are retranslated to the functional currency (Australian dollars) at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. In respect of all foreign operations, the Company has opted to use the exemption in AASB 1, whereby all foreign exchange differences that have arisen before 1 July 2004 have been expensed to profit or loss. Foreign exchange gains and losses are therefore deemed to be zero as at 1 July 2004.

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

(c)	Financial Instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Financial Instruments (continued)

(i)	Non-derivative financial instruments (continued)

Trade receivables

Trade receivables are stated at their amortised cost, less impairment losses. The collectibility of debts is assessed at balance sheet date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2007 totalled approximately 556,000.

As at 1 July 2005 the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Present value of additional investment in Synerject LLC

Included in non-current liabilities is an amount owing to Siemens VDO for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4 million which has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Investments at fair value through profit or loss

The Group invests surplus cash in bank-endorsed bills of exchange at discounted values. These financial instruments are classified as at fair value through profit or loss. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

(ii)	Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(d)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The cost of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, Plant and Equipment (continued)

(iii)	Depreciation and Amortisation

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

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Intangibles

(i)	Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

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

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(f)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g)	Impairment

(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h)	Share capital

(i)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(i)	Employee Benefits

(i)	Short-term benefits

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The Group does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(ii)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans, one of which is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. The fair value of shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The fair value of shares will be measured having regard to the conditions attached to the shares and the Group’s estimate of shares that will eventually vest. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

(v)	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Provisions - Warranties

Provision for warranty is recognised when the underlying products are sold. The provision is primarily based on historical claim data.

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(k)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services and Sale of Goods

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

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

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(l)	Leases

(i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(m)	Finance income and expense

Financing costs and other income include separate disclosure of interest payable on borrowings calculated using the effective interest method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement . Borrowing costs are expensed as incurred and included in net financing costs.

Interest income is recognised in the income statement as it accrues. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established which in the case of quoted securities is ex-dividend date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income Tax

(i)	Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

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

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

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

(o)	Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary format for segment reporting is based on business segments.

(p)	Goods and services tax

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

(q)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key sources of estimation uncertainty

In note 31 detailed analysis is given of the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares. There were no potential ordinary shares outstanding during the current or comparative period.

(s)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing this financial report:

•

AASB 7 Financial Instruments: Disclosures (August 2005) replaces the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007, and will require extensive additional disclosures with respect to the Group’s financial instruments and share capital.

•

AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosure and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007 and is expected to only impact disclosures contained within the consolidated financial report.

•

AASB 8 Operating Segments replaces the presentation requirements of segment reporting in AASB 114 Segment Reporting. AASB 8 is applicable for annual reporting periods beginning on or after 1 January 2009 and is not expected to have an impact on the financial results of the Company and the Group as the standard is only concerned with disclosures.

•

AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 makes amendments to AASB 5 Non-current Assets Held for Sale and Discontinued Operations, AASB 6 Exploration for and Evaluation of Mineral Resources, AASB 102 Inventories, AASB 107 Cash Flow Statements, AASB 119 Employee Benefits, AASB 127 Consolidated and Separate Financial Statements, AASB 134 Interim Financial Reporting, AASB 136 Impairment Assets, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. AASB 2007-3 is applicable for annual reporting periods beginning on or after 1 January 2009 and must be adopted in conjunction with AASB 8 Operating Segments. This standard is only expected to impact disclosures contained within the financial report.

•

Interpretation 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. Interpretation 10 will become mandatory for the Group’s 2008 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of AASB 136 and AASB 139 respectively (i.e., 1 July 2004 and 1 July 2005, respectively) come mandatory for the Group’s 2008 financial report. Interpretation 11 is not expected to have any impact on the financial report. The potential effect of the Interpretation on the Company’s financial report has not yet been determined.

•

Interpretation 12 Service Concession Arrangements addresses the accounting for service concession operators, but not grantors, for public to private service concession arrangements. Interpretation 12 will apply for the Group’s 2009 financial report. The potential effect of the interpretation on the financial report has not yet been determined. At this time an entity must adopt the revised Interpretation 4 Determining when an arrangement contains a lease and Interpretation 129 Service Concession Arrangements: Disclosures.

•

AASB 2007-2 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 makes amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 117 Leases, AASB 118 Revenue, AASB 120 Accounting for Government Grants and Disclosure of Government Assistance, AASB 121 The Effects of Changes in Foreign Exchange Rates, AASB 127 Consolidated and Separate Financial Statement, AASB 131 Interest in Joint Ventures, and AASB 139 Financial Instruments: Recognition and Measurement. AASB 2007- 2 is applicable for annual reporting periods beginning on or after 1 January 2008 and must be applied at the same time as Interpretation 12 Service Concession Arrangements. The potential effect of the Interpretation on the Company’s financial report has not yet been determined.

•

AASB 2007-2 Amendments to Australian Accounting Standards also amends references to “UIG Interpretation” to interpretations. This amending standard is applicable to annual reporting periods ending on or after 28 February 2007. The potential effect of the Interpretation on the Company’s financial report has not yet been determined.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

4.	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Derivatives

The fair value of forward exchange contracts is based on their quoted market price.

(ii)	Non interest-bearing liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the date of recognition of the liability.

(iii)	Share based payments

The fair value of employee performance share rights is measured using the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), the time to maturity of the right, expected dividends, and the risk-free interest rate (based on government bonds).

5.	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segment, is based on the Group’s management and internal reporting structure.

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

The Group comprises the following main business segments:

•	Engineering services; and

•	Royalties and licences.

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

5.1	Business Segments (primary reporting)

	Engineering Services			Royalties and licences (i)			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	12,514	8,645	8,252	2,294	2,394	2,217	14,808	11,039	10,469

Unallocated other income							390	480	1,007

Total Revenue							15,198	11,519	11,476

Segment Result	3,241	409	(110)	763	1,197	608	4,004	1,606	498

Unallocated expenses - net (ii)							(5,489)	(4,689)	(4,985)
Reorganisation (expense)/credits							—	(41)	(257)
Net finance costs							(437)	(278)	—
Share of net profit of equity accounted investee							3,157	4,135	2,936

Net Profit before related income tax							1,235	733	(1,808)

Income tax (expense)/benefit							98	(218)	107

Profit after tax attributable to members							1,333	515	(1,701)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

5.1	Business Segments (primary reporting) (Continued)

	Engineering Services			Royalties and licences			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,001	1,122	1,436	—	—	—	1,001	1,122	1,436
Equity settled employee compensation	102	86	117	—	—	—	102	86	117
Other non-cash expenses	(1)	3	17	—	—	—	(1)	3	17

Segment non-cash expenses	1,102	1,211	1,570	—	—	—	1,102	1,211	1,570

Systems warranty credits							(101)	(219)	(233)
Equity settled employee compensation							161	178	131
Amortisation of non-interest bearing loans							816	622	—
Amounts set aside to warranty and other provisions							(52)	(222)	257
Share of net profit of equity accounted investee							(3,157)	(4,135)	(2,936)
Foreign exchange translation (gain)							69	(12)	(11)

Total non-cash (revenue) and expenses							(1,162)	(2,577)	(1,222)

	Engineering Services			Royalties and licences			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	10,140	9,475	9,686	517	606	735	10,657	10,081	10,421

Unallocated assets
Cash							11,287	3,325	7,972
Equity accounted investment in joint venture entity							12,974	6,321	—
Deferred tax asset							6,082	6,445	6,300
Consolidated Total Assets							41,000	26,172	24,693

Segment Liabilities	6,640	5,518	4,852	—	—	—	6,640	5,518	4,852

Unallocated liabilities
Borrowings							17,958	12,809	19,000
Provision for borrowings of Synerject LLC							—	—	654
Systems warranty provision							—	102	312

Consolidated Total Liabilities							24,598	18,429	24,818

Consolidated Net Assets							16,402	7,743	(125)

Segment Acquisitions of Non current assets	677	211	427	—	—	—	677	211	427

5.2	Geographic Segments (secondary reporting)

	North America			Europe			Asia			Australia			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	5,400	4,023	2,423	585	899	1,154	5,221	3,806	2,783	3,602	2,311	5,116	14,808	11,039	11,476

Segment assets	1,157	782	745	234	207	185	1,711	1,576	1,209	7,555	7,516	8,282	10,657	10,081	10,421

Acquisitions of non current assets	—	—	—	—	—	—	—		—	677	211	427	677	211	427

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	2007	2006	2005
	A$’000	A$’000	A$’000
Revenue by geographical location of customers
United States of America	5,400	4,023	2,280
Australia	3,602	2,190	5,116
India	2,427	1,361	798
Japan	1,456	1,280	1,278
China	1,073	576	162
Germany	219	444	—
Malaysia	10	372	415
Italy	65	234	448
New Zealand	—	209	—
Austria	119	26	—
France	91	195	454
United Kingdom	91	—	252
Singapore	219	121	143
Taiwan	36	8	130

Total Revenue	14,808	11,039	11,476

Revenue by major customer (>10% total revenues)
Australia (1 customer, 2006: 1 customers; 2005: 2 customers)	2,735	1,298	2,498
United States of America (1 customers; 2006 & 2005: 2 customers)	1,779	3,506	1,639
India (1 customer)	2,039	—	—

	6,553	4,804	4,137

Total long lived assets by location of assets
Australia	6,107	6,432	7,424

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
6.	OTHER INCOME

	Gain on sale of property, plant and equipment	32	85	40
	Automotive Competitiveness and Investment Scheme credits	204	152	161
	Systems warranty credit	101	219	233
	Other	53	24	47

		390	480	481

7.	PERSONNEL EXPENSES

	Salaries and wages	7,844	6,730	7,215
	Contributions to defined contributions superannuation funds	780	726	786
	Equity settled transactions	263	264	248
	Increase/(decrease) in liability for annual leave	41	(9)	(217)
	Increase in liability for long service leave	36	65	8
	Other associated personnel expenses	464	480	553
	Redundancy	—	41	257

		9,428	8,297	8,850

8.	FINANCE INCOME AND EXPENSE

	Net foreign exchange gains	—	12	11
	Interest income on bank deposits	448	332	515

	Finance income	448	344	526

	Non-cash interest expense WA Government Loan	(654)	(622)	—
	Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC	(162)	—	—
	Finance charges on capitalised leases	—	—	(3)
	Net foreign exchange losses	(69)	—	—

	Finance expense	(885)	(622)	(3)

	Net finance income and expense	(437)	(278)	523

9.	SUPPLEMENTAL DISCLOSURES TO INCOME STATEMENT

9.1.	RESEARCH AND DEVELOPMENT EXPENDITURE

	Research and development expenditure	1,022	733	1,064

		2007	2006	2005
		$	$	$

9.2.	REMUNERATION OF AUDITORS

	Amounts received or due and receivable for audit services by:
	Auditors of the Company - KPMG Australia
	- Audit and review of financial reports	403,017	375,745	177,900
	- Australian equivalents to International Financial
	Reporting Standards review	—	17,158	20,000

		403,017	392,903	197,900

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company - KPMG Australia	28,000	27,246	40,890
	Other KPMG member firms	8,000	11,466	28,233

		36,000	38,712	69,123

	Total auditors’ remuneration	439,017	431,615	267,023

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
10.	TAXATION

10.1	Recognised in the income statement

	Current tax expense
	Current year	(358)	(192)	(229)

		(358)	(192)	(229)

	Deferred tax expense
	Net benefit/(expense) on recognition/(utilisation) of deferred tax asset arising from tax losses	456	(26)	336

		456	(26)	336

	Total income tax benefit/(expense) in income statement	98	(218)	107

10.2	Numerical reconciliation between tax expense and pre-tax net profit

	Profit before tax	1,235	733	(1,808)

	Income tax using the domestic corporation tax rate of 30% (2006 30%)	(371)	(220)	542
	- Effect of tax losses utilised	371	220	79
	- Withholding tax	(298)	(192)	(229)
	- United States of America Federal & State taxes	(40)	—	—
	- Under provided for in prior periods	(20)	—	—
	- Deferred tax asset recognised/(utilised) arising from tax losses	456	(26)	(285)

	Income tax benefit/(expense) on pre-tax net profit	98	(218)	107

11.	EARNINGS PER SHARE

	Basic earnings per share

	The calculation of basic earnings per share at 30 June 2007 was based on the profit attributable to ordinary shareholders of $1,332,856 (2006:profit$514,566; 2005: loss $1,701,376) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2007 of 446,391,420 (2006: 411,015,511; 2005: 410,404,267), calculated as follows:

		2007	2006	2005

	Profit attributable to ordinary shareholders	$	$	$
	Profit/(loss) attributable to ordinary shareholders	1,332,856	514,566	(1,701,376)

	Weighted average number of ordinary shares	Number	Number	Number
	Issued ordinary shares at 1 July	411,292,088	410,595,878	410,017,878
	Effect of share placement	16,657,534	—	—
	Effect of shares issued for the ESP No.1	285,709	419,633	386,389
	Effect of share purchase plan	18,156,089	—	—

	Weighted average number of ordinary shares at 30 June	446,391,420	411,015,511	410,404,267

	Earnings per share	cents	cents	cents
	Basic earnings per share	0.29	0.10	(0.40)

	Diluted earnings per share	0.29	0.10	(0.40)

	Earnings per ADS	cents	cents	cents
	Basic earnings per share	11.60	4.00	(16.00)

	Diluted earnings per share	11.60	4.00	(16.00)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
12.	CASH AND CASH EQUIVALENTS

	Cash at bank	290	176	44
	Cash at bank - US dollars	268	87	71
	Cash at bank - European currency units	49	42	26
	At call deposits - financial institutions	877	1,057	947
	Bank bills	9,803	1,963	6,884

		11,287	3,325	7,972

13.	TRADE AND OTHER RECEIVABLES

13.1	Current
	Trade debtors	3,879	3,005	2,311
	Trade receivable from related joint venture entity	21	54	44
	Less: Provision for doubtful trade debtors	(49)	(50)	(47)

		3,851	3,009	2,308
	Other debtors	634	617	611
	Prepayments	59	17	66

		4,544	3,643	2,985

		2007	2006	2005
		$’000	$’000	$’000
14.	INVENTORIES

	Raw materials and stores - at recoverable amount	6	6	12

15.	INVESTMENTS

	Investment in PT Texmaco Perkasa Engineering Tbk - at cost	6,446	6,446	6,446
	Less: impairment losses in the carrying value of investments	(6,446)	(6,446)	(6,446)

		—	—	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

16.	INVESTMENT IN EQUITY ACCOUNTED INVESTEE

The Group accounts for investments in associates using the equity method.

The Group has the following investment in associate:

				30 June Ownership
Name	Principal activities	Country of incorporation	Reporting Date	2007	2006	2005
Synerject LLC	Manufacture of injection systems	USA	30/06/2007	50%	50%	50%

Summary financial information for equity accounted investee in the functional currency of the equity accounted investee:

	Revenues (100%)	Profit (100%)	Total Assets (100%)	Total Liabilities (100%)	Net assets/ (liabilities) (100%)
	US$’000	US$’000	US$’000	US$’000	US$’000
2007	79,627	3,501	35,911	20,337	15,574

2006	57,478	2,694	31,247	19,366	11,881

2005	41,743	3,916	25,368	20,269	5,099

The above summary financial information is presented in accordance with US GAAP.

Summary financial information for equity accounted investee:

	Revenues (100%)	Profit (100%)	Share of associates net profit recognised	Total Assets (100%)	Total Liabilities (100%)	Net assets as reported by associate (100%)	Carrying Value of investment in equity accounted investee
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2007	100,391	4,386	3,157	42,243	23,848	18,395	12,974

2006	77,494	3,632	4,135	42,129	26,111	16,018	6,321

2005	54,796	5,141	2,936	33,632	26,706	6,926	—

	2007	2006	2005
	$’000	$’000	$’000
Results of associates
Reversal of provision for borrowings of Synerject	—	654	2,936
Share of associate profit before income tax after recommencement of equity accounting	2,314	1,649	—
Share of income tax expense	(121)	(120)	—

	2,193	2,183	2,936
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	643	1,649	—
- dissimilar accounting treatment with respect to amortisation of intangibles	321	303	—

Share of associates net profit accounted for using the equity method	3,157	4,135	2,936

Results of associates

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC, which was reversed as at 31 December 2005, when Synerject LLC had an excess of assets over liabilities. The Group has now recommenced equity accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity of Synerject LLC.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

16.	INVESTMENT IN EQUITY ACCOUNTED INVESTEE (continued)

	2007	2006	2005
	$’000	$’000	$’000
Commitments
Share of associates capital commitments contracted but not provided for or payable:
Within one year	515	548	447
One year or later and no later than five years	856	1,296	1,630
Later than 5 years	88	—	35

	1,459	1,844	2,112

Contingent liabilities
Share of associates contingent liabilities
(i) Guaranteed bank facilities	—	—	9,188

	—	—	9,188

INTEREST IN SYNERJECT LLC

As at 30 June 2007, the Group holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2006: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. This loan was repaid during the comparison reporting period.

Both Siemens VDO Automotive Corporation and the Company have made additional capital contributions in June 2006.

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, will be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (“the recalculation”). The settlement of the arrangement has been deferred until 30 June 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was at the earliest July 1, 2006 but has been extended by two years to 30 June 2008.

The assessment of the contributed business performance will not be tabled until 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens VDO, that Siemens VDO will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable on 30 June 2008.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

17.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated

	Assets			Liabilities			Net
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,082	6,445	6,300	—	—	—	6,082	6,445	6,300
Set off of tax	—	—	—	—	—	—	—	—	—

Net tax assets	6,082	6,445	6,300	—	—	—	6,082	6,445	6,300

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated
	2007	2006	2005
	$’000	$’000	$’000
Australia
Tax Losses - net at 30%	15,790	15,831	14,875
Timing difference from provision for capital loss on investment - net at 30%	187,990	187,990	187,990
Other net timing differences - net at 30%	900	710	10

	204,680	204,531	202,875

United States of America
Tax Losses - net at 34%	14,341	17,309	17,991
Timing difference from provision for capital loss on investment - net at 34%	15,142	17,355	16,897
Other net timing differences - net at 34%	6,079	801	327

	35,562	35,465	35,215

Total unrecognised deferred tax assets	240,242	239,996	238,090

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2007, the $61.085 million of tax carry forward losses available expire between the years 2010 and 2024.

Movement in temporary differences during the year

	Consolidated
	Balance 1-Jul-04	Recognised in income	Recognised in equity	Balance 30-Jun-05
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,540	336	(576)	6,300

Net tax assets	6,540	336	(576)	6,300

	Consolidated
	Balance 1-Jul-05	Recognised in income	Recognised in equity	Balance 30-Jun-06
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,300	(26)	171	6,445

Tax (assets)/liabilities	(6,300)	—	—	6,445
Set off of tax	—	—	—	—

Net tax assets	6,300	(26)	171	6,445

	Consolidated
	Balance 1-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,445	456	(819)	6,082

Net tax assets	6,445	456	(819)	6,082

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
18.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At cost	1,091	1,091	1,091

	Buildings
	At cost	3,057	3,057	3,057
	Less: accumulated depreciation	(893)	(812)	(730)

		2,164	2,245	2,327

	Plant and equipment
	At cost	17,399	16,772	16,642
	Less: accumulated depreciation	(14,547)	(13,676)	(12,636)

		2,852	3,096	4,006

	Total property, plant and equipment - net book value	6,107	6,432	7,424

	Reconciliations

	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
	Freehold land
	Carrying amount at beginning of year	1,091	1,091	1,091

	Carrying amount at end of year	1,091	1,091	1,091

	Buildings
	Carrying amount at beginning of year	2,245	2,327	2,407
	Depreciation	(81)	(82)	(80)

	Carrying amount at end of year	2,164	2,245	2,327

	Plant and equipment
	Carrying amount at beginning of year	3,096	4,006	4,714
	Additions and transfers	677	211	625
	Disposals	(1)	(81)	(16)
	Depreciation	(920)	(1,040)	(1,317)

	Carrying amount at end of year	2,852	3,096	4,006

	Leased assets
	Carrying amount at beginning of year	—	—	237
	Purchased and transferred to plant and equipment	—	—	(198)
	Amortisation	—	—	(39)

	Carrying amount at end of year	—	—	—

	Total
	Carrying amount at beginning of year	6,432	7,424	8,449

	Carrying amount at end of year	6,107	6,432	7,424

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	2007	2006	2005
	$’000	$’000	$’000
19. TRADE AND OTHER PAYABLES

Current
Trade creditors and accruals	2,483	2,060	2,013
Revenues received in advance	1,731	1,208	376

	4,214	3,268	2,389

20. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility	8	76	—
Forward exchange contracts facility	3,500	3,500	3,500
Corporate credit card facility	50	50	250
Multi-option credit facility	750	750	750

	4,308	4,376	4,500

Facilities utilised at balance date
Performance guarantee facility	8	76	—
Forward exchange contracts facility	611	600	652
Corporate credit card facility	38	28	5
Multi-option credit facility	—	—	—

	657	704	657

Facilities not utilised at balance date
Performance guarantee facility	—	—	—
Forward exchange contracts facility	2,889	2,900	2,848
Corporate credit card facility	12	22	245
Multi-option credit facility	750	750	750

	3,651	3,672	3,843

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,300,000 (2006: $4,300,000).

21.	NON INTEREST BEARING LIABILITIES

Non-Current
Loans and advances - secured (a)	13,463	12,809	19,000
Present value of additional investment in Synerject LLC (b)	4,495	—	—

	17,958	12,809	19,000

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia is recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(b)	In accordance with note 16, the additional consideration payable to Siemens VDO to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability which has been recognised at its fair value (28 September 2006 $US$3.692 million) and subsequently stated at amortised cost (30 June 2007: US$3.821 million) with any difference between the fair value and the future payment value (30 June 2006: US$0.129 million) being recognised in the income statement over the period of the settlement deferral.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000
22.	EMPLOYEE BENEFITS

22.1	Current	1,190	1,046	1,055

22.2	Non-Current	1,236	1,200	1,135

22.3	Aggregate Liability for employee entitlements	2,426	2,246	2,190

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	6.5%	4.0%	4.0%
	Discount rate at 30 June	6.3%	5.2%	5.1%
	Settlement term (years)	10	10	10
	Number of employees
	Number of employees at year end	95	94	90

22.4	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

	Redundancy benefits - current
	Carrying amount at beginning of year	—	257	—
	Provision made (credit) during the year	—	—	257
	Payments made during the year	—	(257)	—

	Carrying amount at end of year	—	—	257

23.	PROVISIONS

23.1	Current

	Redundancy benefits	—	—	257
	Systems warranty (a)	—	102	212
	Other	—	4	16

		—	106	485

23.2	Non-Current

	Systems warranty (a)	—	—	100

		—	—	100

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expired in March 2007.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

		2007	2006	2005
		$’000	$’000	$’000

23.	PROVISIONS (continued)

23.3	Reconciliations

	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
	Redundancy benefits - current
	Carrying amount at beginning of year	—	257	—
	Provision made (credit) during the year	—	(257)	257

	Carrying amount at end of year	—	—	257

	Systems warranty - current
	Carrying amount at beginning of year	102	212	261
	Provision made during the year - net of (expired)	(102)	(219)	(233)
	Net foreign exchange (gain) loss on translation	—	9	(59)
	Reclassified (to) from non current	—	100	243

	Carrying amount at end of year	—	102	212

	Systems warranty - non current
	Carrying amount at beginning of year	—	100	343
	Reclassified (to) from current	—	(100)	(243)

	Carrying amount at end of year	—	—	100

	Other provisions - current
	Carrying amount at beginning of year	4	16	12
	Provision made during the year - net of (expired)	(4)	(12)	4

	Payments made during the year	—	—	—

	Carrying amount at end of year	—	4	16

24.	OTHER NON-CURRENT LIABILITIES

	Provision for borrowings of Synerject LLC	—	—	654

25.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

25.1	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

25.2	Settlement of dispute with Coles Myer Limited

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

On September 15, 2006, Orbital announced that it had settled its dispute with CML concerning the joint venture R & D syndicated arrangements Orbital and CML entered into in 1995 and 1996 and had agreed to pay CML $500,000 in full and final settlement of the Orbital/CML dispute. An additional $82,000 of legal expenses were incurred in connection to the settlement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

26.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES

Consolidated	Share Capital $’000	Foreign Currency Translation Reserve $’000	Hedge Reserve $’000	Accumulated Losses $’000	Total $’000
Balance 1 July 2004	216,768	—	—	(215,202)	1,566
Equity-settled transaction-employee shares	—	—	—	248	248
Total recognised income and expense	—	(238)	—	(1,701)	(1,939)

Balance at 30 June 2005	216,768	(238)	—	(216,655)	(125)

Balance 1 July 2005	216,768	(238)	—	(216,655)	(125)
Effect of change in accounting policy	—	—	—	6,813	6,813

Balance at 1 July 2005 restated	216,768	(238)	—	(209,842)	6,688
Equity-settled transaction-employee shares	—	—	—	264	264
Total recognised income and expense	—	276	—	515	791

Balance at 30 June 2006	216,768	38	—	(209,063)	7,743

Balance 1 July 2006	216,768	38	—	(209,063)	7,743
Issue of ordinary shares - placement	3,790	—	—	—	3,790
Issue of ordinary shares - share purchase plan	5,002	—	—	—	5,002
Equity-settled transaction-employee shares	—	—	—	263	263
Total recognised income and expense	—	(1,692)	(37)	1,333	(396)

Balance at 30 June 2007	225,560	(1,654)	(37)	(207,467)	16,402

Share Capital
	2007 Number	2006 Number	2005 Number
Ordinary shares, fully paid	473,126,818	411,292,088	410,595,878

Ordinary Shares
Balance at the beginning of year	411,292,088	410,595,878	410,017,878
Shares issued pursuant to a share placement	26,666,667	—	—
Shares issued pursuant to employee share plans	471,872	696,210	578,000
Shares issued pursuant to the share purchase plan	34,696,191	—	—

	473,126,818	411,292,088	410,595,878

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

26.	RECONCILIATION OF MOVEMENT IN CAPITAL AND RESERVES (CONTINUED)

Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 471,872 (2006: 696,210; 2005: 578,000) shares issued under Plan 1 to eligible employees at a market value of $73,000 (2006: $69,000; 2005: $80,000).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 3,905,000 shares were offered to 14 executives (2006: 2,575,000 shares offered to 13 executives; 2005: 2,115,000 shares offered to 12 executives).

Foreign Currency Translation Reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Hedge Reserve

The hedge reserve comprises the Company’s pro rata share of effective portion of the cumulative net change in the fair value of cash flow hedging instruments held by Synerject LLC related to hedged transactions that have not yet occurred.

		2007	2006	2005
		$’000	$’000	$’000
27.	OPERATING LEASE COMMITMENTS

	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year	9	14	14
	- Later than one year but not later than five years	15	24	33
	- later than five years	—	—	—

		24	38	47

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2007, $8,931 was recognised as an expense in the income statement in respect of operating leases (2006: $30,579; 2005: $84,000).

28.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

29.	CONSOLIDATED ENTITIES

Parent Entity Orbital Corporation Limited	Note	Class of Shares	Consolidated Entity Interest
			2007%	2006%	2005%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd		Ord	100	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100	100
- OEC Pty Ltd		Ord	100	100	100
- Axiom Invest No. 2 Pty Ltd	(a),(b)	Ord	71.3	71.3	71.3
- S T Management Pty Ltd	(c)	Ord	100	100	100
- OFT Australia Pty Ltd	(c)	Ord	100	100	100
- Investment Development Funding Pty Ltd	(b)	Ord	100	100	100
- Power Investment Funding Pty Ltd	(b)	Ord	100	100	100
- Orbital Environmental Pty Ltd	(b)	Ord	100	100	100
United States of America
- Orbital Holdings (USA) Inc.	(b)	Ord	100	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100	100
- Orbital Engine Company (USA) Inc.	(b)	Ord	100	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(b)	Ord	100	100	100

(a)	Under a technology investment transaction entered into in 1997 and expiring on 30 September 2005, Orbital was required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder had a put option under which it had the right to require Orbital to purchase its shares in Axiom on 30 January 2006, which it did not exercise.

(b)	Dormant for the years ended 30 June 2007 and 30 June 2006.

(c)	Dormant for the years ended 30 June 2007 and 30 June 2006 apart from inter-group debt forgiveness.

30.	RELATED PARTIES

30.1	Key Management Personnel

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr DWJ Bourke (Chairperson)

Mr JR Marshall

Mr JG Young

Executive directors

Dr RA Houston (Managing Director & Chief Executive Officer) (appointed September 2005)

Mr PC Cook (Managing Director & Chief Executive Officer) (resigned September 2005)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Mr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘personnel expenses’ (see note 7) are as follows:

	2007	2006	2005
	$	$	$
Short-term employee benefits	1,168,310	1,178,470	1,394,634
Post-employment benefits	100,035	109,800	134,973
Equity compensation benefits	152,063	143,533	175,310

	1,420,408	1,431,803	1,704,917

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Individual directors and executives compensation disclosures

Principles of compensation-audited

Remuneration is referred to as compensation throughout this report.

Key Management Personnel (‘KMP’) have authority and responsibility for planning, directing and controlling the activities of the Company and the Group, including directors of the Company and other executives.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad compensation policy is to ensure the compensation package properly reflects the person’s duties and responsibilities and that compensation is consistent with current industry practice.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the Group also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the Group. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

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

Short-term Incentive

Executive directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the Group, including a combination of sales, earnings before interest and tax (EBIT) and cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

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

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

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

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices:

	2007	2006	2005
EBIT ($ Millions)	1.603	1.023	(2.320)
Dividends paid	—	—	—
Change in share price ($)	0.209	(0.014)	(0.035)
Return of capital	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan were met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

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

Non-executive Directors do not receive performance related remuneration.

No retirement benefits are payable to non-executive Directors.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Directors’ and Executive Officers’ Remuneration

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration and other key management personnel are:

	Year	Short Term				Post Employment	Share Based Payments	Total $	S300A (1)(e)(i) Proportion of remuneration performance related %
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)
Directors
Non-executive
Donald W J Bourke	2007	96,376	—	7,033	103,409	8,674	—	112,083	—
Chairman (Non-executive)	2006	96,376	—	6,228	102,604	8,674	—	111,278	—

J Grahame Young	2007	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2006	52,358	—	—	52,358	4,712	—	57,070	—

John R Marshall	2007	55,050	—	—	55,050	—	—	55,050	—
Director (Non-executive)	2006	55,050	—	—	55,050	—	—	55,050	—

Executive
Rodney A Houston (d)	2007	277,525	37,500	—	315,025	30,618	55,668	401,311	23.2%
Director and Chief Executive Officer	2006	239,163	40,000	—	279,163	28,202	46,453	353,818	24.4%

Peter C Cook (e)	2007	—	—	—	—	—	—	—	—
Director and Chief Executive Officer	2006	109,915	—	—	109,915	13,190	—	123,105	0.0%

Total Consolidated, all specified directors	2007	481,309	37,500	7,033	525,842	44,004	55,668	625,514	14.9%
	2006	552,862	40,000	6,228	599,090	54,778	46,453	700,321	12.3%

Key Management Personnel
Keith A Halliwell	2007	225,387	30,500	—	255,887	24,611	45,430	325,928	23.3%
Chief Financial Officer & Company Secretary	2006	213,811	17,000	—	230,811	24,772	46,293	301,876	21.0%

B Anthony Fitzgerald	2007	191,813	23,600	—	215,413	18,426	35,753	269,592	22.0%
Director of Sales and Marketing	2006	183,527	15,000	—	198,527	17,257	37,070	252,854	20.6%

Geoff P Cathcart	2007	156,368	14,800	—	171,168	12,994	15,212	199,374	15.1%
Director of Engineering & Operations	2006	141,042	9,000	—	150,042	12,993	13,717	176,752	12.9%

Specified executives
Robert A Schmidt (f)	2007	178,533	—	5,547	184,080	9,581	1,000	194,661	0.5%
US Sales Executive & US Resident Officer	2006	179,415	—	6,210	185,625	10,381	1,000	197,006	0.5%

Tom P Baskovich (g)	2007	171,687	—	—	171,687	13,404	—	185,091	0.0%
Director of Patents & Licensing	2006	142,217	—	—	142,217	13,845	13,165	169,227	7.8%

Total Consolidated, all specified executives	2007	923,788	68,900	5,547	998,235	79,016	97,395	1,174,646	14.2%
	2006	860,012	41,000	6,210	907,222	79,248	111,245	1,097,715	13.9%

Notes in relation to the table of directors’ and executive officers remuneration - audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.

(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.

(c)	The fair value of the Executive Long Term Share plan is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the shares recognised in this reporting period. In valuing the shares the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of shares on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-04	3 years	13.3 cents	nil	15.0 cents	60.00%	5.29%
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%

(d)	Dr Houston was appointed effective 30 September 2005. Remuneration disclosed represents total remuneration for the year.

(e)	Mr Cook resigned effective 30 September 2005.

(f)	Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7932 (2006: 0.7321). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

(g)	Mr Baskovich is included above as his remuneration is within the 5 highest paid executives not being directors. Mr Baskovich resigned from the company on 27 April 2007. Mr Baskovich’s 2007 remuneration includes accrued leave benefits paid upon the termination of his employment of $51,380.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Analysis of Bonuses included in Remuneration - unaudited

The short-term cash bonus is for performance during the 30 June 2007 financial year using the criteria set out on page 4. The amount was determined in July 2007 after performance reviews were completed and approved by the remuneration committee in August 2007. The short-term cash bonus is fully vested in the recipient in the financial year. No amounts vest in future years in respect of the bonus scheme for the 2007 financial year.

Equity Instruments

All shares refer to ordinary shares of Orbital Corporation Limited.

Analysis of Shares Offered as Compensation

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (a) $	Number of Shares Granted	Number of Shares Vested	Value (b) $
Directors
Executive
Rodney A Houston	6,464	$0.1547	1,000	995,000	—	70,645
Key Management Personnel
Keith A Halliwell	6,464	$0.1547	1,000	660,000	—	46,860
B Anthony Fitzgerald	6,464	$0.1547	1,000	550,000	—	39,050
Geoff P Cathcart	6,464	$0.1547	1,000	260,000	—	18,460

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date) of shares offered.

(b)	Represents the fair value of shares offered at the date that they were offered using a Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2003 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2007 financial year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Movements in Shares

The movements during the reporting period of ordinary shares in Orbital Corporation Limited held by key management person are as follows:

	Held at 1 July 2006	Purchases	Disposals	Issued under Employee Share Plan	Held at 30 June 2007
Directors
Non-executive
D W J Bourke	100,000	33,333	—	—	133,333
J G Young	149,906	33,631	—	—	183,537
J R Marshall	66,880	—	—	—	66,880
Executive
R A Houston	68,574	33,333	—	6,464	108,371
Key Management Personnel
K A Halliwell	156,621	33,333	—	6,464	196,418
B A Fitzgerald	96,805	—	(1,567)	6,464	101,702
G P Cathcart	55,357	33,333	—	6,464	95,154

	Held at 1 July 2005	Purchases	Disposals	Issued under Employee Share Plan	Held at 30 June 2006
Directors
Non-executive
D W J Bourke	100,000	—	—	—	100,000
J G Young	149,906	—	—	—	149,906
J R Marshall	66,880	—	—	—	66,880
Executive
R A Houston	58,484	—	—	10,090	68,574
P C Cook*	55,512	—	—	—	55,512
Key Management Personnel
K A Halliwell	146,531	—	—	10,090	156,621
B A Fitzgerald	86,715	—	—	10,090	96,805
G Cathcart	45,267	—	—	10,090	55,357

	Held at 1 July 2004	Purchases	Disposals	Issued under Employee Share Plan	Held at 30 June 2005
Directors
Non-executive
D W J Bourke	100,000	—	—	—	100,000
J G Young	149,906	—	—	—	149,906
J R Marshall	66,880	—	—	—	66,880
Executive
R A Houston	51,259	—	—	7,225	58,484
P C Cook	48,287	—	—	7,225	55,512
Key Management Personnel
K A Halliwell	139,306	—	—	7,225	146,531
B A Fitzgerald	79,490	—	—	7,225	86,715
G Cathcart	38,042	—	—	7,225	45,267

*	Shareholding of Mr PC Cook at the time of his resignation from the company in September 2005.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Movement in Executive Long Term Share Plan shares - unaudited

The movement during the reporting period of ordinary shares in Orbital Corporation Limited offered to key management personnel under the Executive Long Term Share plan, but not vested are as follows:

	Outstanding 1 July 2006	Granted	Forfeited	Vested	Outstanding 30 June 2007
Director - Executive
R A Houston	1,040,000	995,000	(200,000)	—	1,835,000
Key Management Personnel
K A Halliwell	1,000,000	660,000	(230,000)	—	1,430,000
B A Fitzgerald	790,000	550,000	(200,000)	—	1,140,000
G P Cathcart	280,000	260,000	(65,000)	—	475,000

Modification of terms of equity-settled share-based payment transactions - audited

No terms of equity-settled share based payment transactions (including options and rights granted as compensation to a key management person) have been altered or modified by the issuing entity during the reporting period.

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to a key management person or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Options and rights over equity instruments

The movement during the reporting period in the number of options over ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-06	Granted as compensation	Exercised	Expired	Held at 30-Jun 2007	Vested during the year	Vested and exercisable at 30 June 2007
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—
Executive directors
Dr RA Houston	—	—	—	—	—	—	—
Mr PC Cook	—	—	—	—	—	—	—
Executives
Mr KA Halliwell	—	—	—	—	—	—	—
Mr BA Fitzgerald	—	—	—	—	—	—	—
Mr GP Cathcart	—	—	—	—	—	—	—

	Held at 01-Jul-05	Granted as compensation	Exercised	Expired	Held at 30-Jun 2006	Vested during the year	Vested and exercisable at 30 June 2006
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—
Executive directors
Dr RA Houston	13,000	—	—	(13,000)	—	—	—
Mr PC Cook	—	—	—	—	—	—	—
Executives
Mr KA Halliwell	31,000	—	—	(31,000)	—	—	—
Mr BA Fitzgerald	21,000	—	—	(21,000)	—	—	—
Mr GP Cathcart	4,600	—	—	(4,600)	—	—	—

	Held at 01-Jul-04	Granted as compensation	Exercised	Expired	Held at 30-Jun 2005	Vested during the year	Vested and exercisable at 30 June 2005
Non-executive directors
Mr DWJ Bourke	—	—	—	—	—	—	—
Mr JR Marshall	—	—	—	—	—	—	—
Mr JG Young	—	—	—	—	—	—	—
Executive directors
Dr RA Houston	19,600	—	—	(6,600)	13,000	—	—
Mr PC Cook	—	—	—	—	—	—	—
Executives
Mr KA Halliwell	31,000	—	—	—	31,000	—	—
Mr BA Fitzgerald	28,300	—	—	(7,300)	21,000	—	—
Mr GP Cathcart	10,100	—	—	(5,500)	4,600	—	—

No options held by key management personnel are vested but not exercisable as at balance sheet date 2007, 2006 or 2005.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.1	Key Management Personnel (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-06	Purchases	Granted as compensation	Sales	Held at 30-Jun-07
Non-executive directors
Mr DWJ Bourke	100,000	33,333	—	—	133,333
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	33,631	—	—	183,537
Executive directors
Dr RA Houston	68,574	33,333	6,464	—	108,371
Executives
Mr KA Halliwell	156,621	33,333	6,464	—	196,418
Mr BA Fitzgerald	96,805	—	6,464	(1,567)	101,702
Mr GP Cathcart	55,357	33,333	6,464	—	95,154

	Held at 01-Jul-05	Purchases	Granted as compensation	Sales	Held at 30-Jun-06
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	—	—	—	149,906
Executive directors
Dr RA Houston	58,484	—	10,090	—	68,574
Mr PC Cook*	55,512	—	—	—	55,512
Executives
Mr KA Halliwell	146,531	—	10,090	—	156,621
Mr BA Fitzgerald	86,715	—	10,090	—	96,805
Mr GP Cathcart	45,267	—	10,090	—	55,357

	Held at 01-Jul-04	Purchases	Granted as compensation	Sales	Held at 30-Jun-05
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	66,880
Mr JG Young	149,906	—	—	—	149,906
Executive directors
Dr RA Houston	51,259	—	7,225	—	58,484
Mr PC Cook*	48,287	—	7,225	—	55,512
Executives
Mr KA Halliwell	139,306	—	7,225	—	146,531
Mr BA Fitzgerald	79,490	—	7,225	—	86,715
Mr GP Cathcart	38,042	—	7,225	—	45,267

*	Shareholding of Mr PC Cook at the time of his resignation from the company in September 2005.

30.2	Non-key management personnel disclosures

Identity of related parties

The Company has a relationship with its subsidiaries (see note 29), associates (see note 16), and with its key management personnel (refer to disclosures for key management personnel on preceding pages).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

30.	RELATED PARTIES (continued)

30.3	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	2007	2006	2005
	$’000	$’000	$’000
Receivables
Current	21	54	44

Payables
Current	—	43	58

(b)	Transactions

During the year the Group provided engineering services to Synerject LLC of $0.047 million (2006: $0.209 million; 2005: $0.147 million) and purchased goods and services to the value of $0.088 million (2006: $0.139 million; 2005: $0.176 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

31.	NOTES TO THE STATEMENTS OF CASH FLOWS

31.1	Reconciliation of Cash flows from operating activities

		2007	2006	2005
	NOTE	$’000	$’000	$’000
Profit/(loss) after income tax		1,333	515	(1,701)
Add/(less) items classified as investing/financing activities:
Profit on sale of property, plant and equipment	6	(32)	(85)	(40)
Add/(less) non-cash items:
Depreciation		1,001	1,122	1,397
Amortisation of leased assets		—	—	39
Provision for doubtful debts		(1)	3	22
Amounts set aside for redundancy provision		—	(257)	257
Amortisation of non-interest bearing loans		816	622	—
Amounts set aside to warranty and other provisions		(52)	(222)	(229)
Share of net profit of joint venture entity		(3,157)	(4,135)	(2,936)
Employee compensation expense		263	264	248
Non cash changes in tax balances		(490)	26	7
Net foreign exchange (gains)/losses	8	69	(12)	(11)

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(250)	(2,159)	(2,947)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		(868)	(661)	832
Decrease in inventories		—	6	19
(Decrease)/increase in payables		757	890	(1,515)
(Decrease)/increase in employee provisions		179	56	(209)

		68	291	(873)

Net cash from operating activities		(182)	(1,868)	(3,820)

32.	FINANCIAL INSTRUMENTS

32.1	Foreign Exchange Risk

The Group is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The currencies giving rise to this risk are primarily U.S. Dollars (USD) and European Currency Units (Euro).

The Group incorporates risk management procedures for at least 60 percent of its estimated foreign currency exposure in respect of forecast royalties and sales over the following six months. The Group uses forward exchange contracts to mitigate its foreign currency risk. All of the forward exchange contracts have maturities of less than one year after the reporting date. Where necessary, the forward exchange contracts are rolled over at maturity.

Forecast transactions

The Group classifies its forward exchange contracts as fair value through profit or loss. The net fair value of forward exchange contracts used at 30 June 2007 was $21,548 (2006: ($11,184); 2005: $7,372), comprising assets of $21,548 (2006: $nil; 2005: $7,372) and liabilities $nil (2006: $11,184; 2005: $nil).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

32.	FINANCIAL INSTRUMENTS (continued)

32.1	Foreign Exchange Risk (continued)

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the Group.

	2007	2006	2005	2007	2006	2005
	Weighted average rate			$’000	$’000	$’000
Sell US dollars
Not later than one year	0.8183	0.7417	0.7666	611	809	652

Foreign currency receivables and payables have been translated in the Balance Sheet at year end, utilising the exchange rates applicable as at 30 June 2007 being: United States Dollars 0.8501 and European Currency Units 0.6379 (2006: 0.7417 and 0.5904 respectively; 2005: 0.7618 and 0.6394 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

	2007	2006	2005
	$’000	$’000	$’000
(i) United States Dollars
Amounts Receivable
Current	512	957	449

Amounts Payable
Current	—	—	61
Non current	—	—	—

(ii) European Currency Units
Amounts Receivable
Current	23	15	84

32.2	Credit Risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

32.	FINANCIAL INSTRUMENTS (continued)

32.3	Interest Risk

	Effective interest rate	Floating interest rate $’000	Fixed Interest Maturing In		Non- interest bearing $’000	Total $’000
			1 year or less $’000	1 to 2 years $’000
2007
Financial assets
Cash and cash equivalents	6.11%	1,484	9,803	—	—	11,287

		1,484	9,803	—	—	11,287

2006
Financial assets
Cash and cash equivalents	5.09%	1,362	1,963	—	—	3,325

		1,362	1,963	—	—	3,325

2005
Financial assets
Cash and cash equivalents	5.54%	1,088	6,884	—	—	7,972

		1,088	6,884	—	—	7,972

32.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	2007		2006		2005
	Carrying amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000	Carrying amount $’000	Net fair value $’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:
Financial assets
Cash and cash equivalents	11,287	11,287	3,325	3,325	7,972	7,972
Trade and other receivables	4,544	4,544	3,643	3,643	2,919	2,919
Financial liabilities
Trade and other payables	4,214	4,214	3,268	3,268	2,389	2,389
Non interest bearing loans	17,958	17,958	12,809	12,809	19,000	12,187

33.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group for the year ended 30 June 2007.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

34.	RECONCILIATION OF ACCOUNTS TO US GAAP

The consolidated financial statements for the years ended 30 June 2007, 2006 and 2005 are prepared in accordance with Australian Equivalents of International Financial Reporting Standards (“AIFRS”) which differ in certain significant respects from United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between AIFRS and US GAAP that affect the Group’s financial statements are described below: In addition, certain footnote disclosure required by US GAAP that is not otherwise required by AIFRS is also provided below.

				2007	2006	2005
		NOTE		A$’000	A$’000	A$’000
34.1	Profit and Loss Account

	Net profit (loss) reported under AIFRS			1,333	515	(1,701)
	Functional currency difference on adoption of AIFRS	35	(i)	—	—	(238)
	Foreign currency hedge contracts			—	—	30
	Reversal of provision for Synerject on recommencement of equity accounting	35	(b)	—	(390)	—
	Reduction of recognised share of profit of equity accounted investee	35	(b)	(503)	—	—
	Synerject foreign currency translation adjustments	35	(b)	—	—	(307)
	Interest expense on deferred settlement of additonal investment in Synerject	35	(b)	162	—	—
	Interest expense on WA Government Loan	35	(c)	654	622	—
	Capitalised development expenditures by associates	35	(d)	(514)	(1,649)	—

	Net profit/(loss) according to US GAAP			1,132	(902)	(2,216)

	Other Comprehensive Income, net of nil tax
	Movement in OCI reported under AIFRS (Foreign Currency Translation Reserve)			(1,692)	276	(238)
	Net unrealised loss in fair value of derivatives net of nil tax			(30)	—	—
	Share of movement of Synerject foreign currency translation reserve net of nil tax			—	—	(39)
	Other foreign currency translation adjustments for Synerject net of nil tax			(41)	(66)	307
	Functional currency difference on adoption of AIFRS	35	(i)			238

	Total other comprehensive income according to US GAAP			(1,763)	210	268

	Comprehensive loss according to US GAAP			(631)	(692)	(1,948)

	Profit/(loss) per ordinary share - US GAAP (A cents)
	- Basic			0.25	(0.22)	(0.54)
	- Diluted			0.25	(0.22)	(0.54)
	Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
	- Basic			10.00	(8.78)	(21.60)
	- Diluted			10.00	(8.78)	(21.60)
	Number of ordinary shares in calculation (000’s)
	- Basic			446,391	411,016	410,404
	- Diluted			447,591	411,016	410,404

The options exercisable under the Company’s Employee Share Plan and the shares offered under the Executive Long Term Share Plan have been excluded from this calculation to the extent that they are considered to have an anti-dilutive effect.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

34.	RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

34.2	Other Comprehensive Income

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

				2007	2006	2005
		NOTE		A$’000	A$’000	A$’000
	Opening accumulated other comprehensive income net of nil tax			3,020	2,810	2,542
	Net unrealised loss in fair value of derivatives net of nil tax			(30)	—	—
	Foreign currency translation adjustments net of nil tax			(1,733)	210	268

	Closing accumulated other comprehensive income net of nil tax			1,257	3,020	2,810

34.3	Shareholders’ Equity

	Shareholders’ equity reported per AIFRS financial statements			16,402	7,743	(125)
	Fair value adjustment of WA Government loan	35	(c)	(5,537)	(6,191)	—
	Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	35	(b)	—	—	456
	Fair value adjustment of deferred settlement of additional investment in Synerject	35	(b)	162	—	—
	Reduction of recognised share of profit of equity accounted investee	35	(b)	(503)	—	—
	Reduction of recognised foreign currency translation adjustments for Synerject net of nil tax	35	(b)	(41)	—	—
	Other hedge reserve adjustments for Synerject net of nil tax	35	(b)	7
	Equity accounted investment in associate	35	(b)	(2,163)	(1,649)

	Shareholders’ equity/(deficit) according to US GAAP			8,327	(97)	331

34.4	Reconciliation of movements in Shareholders’ Equity according to US GAAP

	Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period			(97)	331	2,030
	Net profit/(loss) according to US GAAP			1,132	(902)	(2,216)
	Equity issues - employee stock compensation			263	264	249
	Equity issues - share purchase plan and placement (net of issue costs)			8,792	—	—
	Other comprehensive income
	Net unrealised loss in fair value of derivatives			(30)	—	—
	Foreign currency translation adjustments net of nil tax			(1,733)	210	268

	Shareholders’ equity (deficit) according to US GAAP			8,327	(97)	331

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

				2007	2006	2005
		NOTE		A$’000	A$’000	A$’000
34.5	Consolidated Balance Sheets

	Total assets reported per AIFRS financial statements			41,000	26,172	24,693
	Reduction of recognised profit and foreign exchange reserve of equity accounted investee	35	(b)	(526)	—	—
	Reversal of additional investment in Synerject	35	(b)	(4,344)	—	—
	Equity accounted investment in associate	35	(b)	(2,163)	(1,649)	—

	Total assets according to US GAAP			33,967	24,523	24,693

	Total liabilities reported per AIFRS financial statements			(24,598)	(18,429)	(24,818)
	Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	35	(b)	—	—	456
	Deferred settlement of additional investment in Synerject	35	(b)	4,495	—	—
	Non interest bearing loan	35	(c)	(5,537)	(6,191)	—

	Total liabilities according to US GAAP			(25,640)	(24,620)	(24,362)

	Shareholders’ equity/(deficit) per US GAAP	34.3		8,327	(97)	331

	Total liabilities and shareholders’ equity/(deficit) per US GAAP			33,967	24,523	24,693

35.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP

(a)	Additional disclosure regarding Deferred Tax Asset

Under AIFRS and US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income arising in the US operations (including Synerject LLC), recent operating results, budgets and longer term projections for future taxable income in the US operations over the period in which the deferred tax assets may be realized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry forwards, net of the recorded valuation allowances at June 30, 2007.

Of the total potential deferred tax asset of A$246.460 million (2006: A$246.649 million; 2005: A$245.099 million) at current income tax rates, A$6.445 million was recognised as a deferred tax asset at 30 June 2006 and taxable profits in the United States for the year ended June 30, 2007 and exchange rate movements have reduced the deferred tax asset by A$0.819 million with a further A$0.456 million recognised, resulting in a deferred tax asset of A$6.082 million at June 30, 2007. The gross value of capital loss carry forwards and temporary differences from provision for capital loss on investment have been provided for in full, by way of valuation allowance, as the Company does not consider it more likely than not that these will be recovered in the foreseeable future as the Company does not expect to incur future capital gains.

The gross value of the deferred tax asset has decreased due to foreign exchange differences on translation of US dollar tax losses, the utilisation of tax losses in foreign jurisdictions, net of additional Australian tax losses not brought to account. The valuation allowance has decreased, reflecting the increase in gross value of the deferred tax asset in addition to an adjustment of A$0.456 million to recognise additional tax losses that are more likely than not to be recoverable from future income.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. A significant portion of the remaining income tax losses of A$30.131 million may potentially be booked in future periods once profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

Gross income tax loss carry forwards at June 30, 2007 total approximately US$51.928 million and A$52.633 million in the United States and Australia respectively. This compares with US$51.400 million and A$52.770 million in the United States and Australia respectively at June 30, 2006.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Gross income tax carried forward losses of approximately A$61.085 million (US$51.928 million) are available to certain controlled entities in the United States. These losses expire as follows:

	YEAR	A$’000
Carry forward US Federal tax losses expire on June 30, in the following years	2010	8,548
	2011	13,943
	2012	5,898
	2013	4,975
	2019	5,883
	2020	8,585
	2021	9,058
	2022	2,407
	2023	460
	2024	2

		59,759

Carry forward US State tax losses expire on June 30, in the following years	2015	873
	2016	449
	2017	4

		1,326

Unbooked Australian income tax carry forward losses of A$52.633 million do not expire and can be carried forward indefinitely.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

35.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(a)	Additional disclosure regarding Deferred Tax Asset (continued)

	2007	2006	2005
	A$’000	A$’000	A$’000
US GAAP
Deferred tax assets
Tax loss carry forwards	36,213	39,585	39,165
Temporary differences from provision for capital loss on investment	203,132	205,345	204,887
Other temporary differences	7,115	1,719	1,047

Total gross deferred tax assets	246,460	246,649	245,099
Valuation allowance	(240,242)	(239,996)	(238,090)

Net deferred tax assets	6,218	6,653	7,009

Deferred tax liabilities
Other temporary differences	(136)	(208)	(709)

Total gross deferred tax liabilities	(136)	(208)	(709)

Net deferred tax asset	6,082	6,445	6,300

(Increase)/decrease in valuation allowance	(246)	(1,906)	2,784

Profit/(loss) before related income tax and income tax expense under US GAAP as split between Australian and foreign sources is detailed below:-

	2007	2006	2005
	A$’000 US GAAP	A$’000 US GAAP	A$’000 US GAAP
Profit/(loss) before related income tax comprises: -
Australian (losses)	(1,883)	(5,029)	(4,336)
Foreign jurisdiction profits	2,917	4,345	2,528

	1,034	(684)	(1,808)

Income tax (expense)/credit is split as follows: -
Current
Australian income tax	—	—	—
Foreign withholding taxes	(298)	(192)	(230)
Foreign income tax - US Federal & State taxes	(40)	—	—
Foreign income tax - US Federal & State taxes under provision prior period	(20)	—	—

Total current	(358)	(192)	(230)

Deferred
Australian	—	—	(180)
Foreign	456	(26)	(60)

Total deferred	456	(26)	(240)

Total tax expense	98	(218)	(470)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

35.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(b)	Equity Accounting of Investment in Synerject LLC

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

At 30 June 2005, the Company had recognised a liability of A$0.654 million with respect to its 50% share in the adjusted net asset deficiency of Synerject LLC. This was reversed as at 31 December 2005, as a direct result of the recognition of current and cumulative profits attributable to its interest in Synerject LLC and the resulting excess of assets over liabilities of Synerject LLC. As the equity investment has increased above zero the Company is accounting for Synerject LLC, and brings to account in each reporting period its interest in the profits and losses and other changes in equity for its interest in Synerject LLC.

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

In addition Orbital’s share of Accumulated Other Comprehensive Income within Synerject LLC’s own financial statements, arising from foreign currency translation adjustments on consolidation of Synerject LLC’s overseas subsidiary are also reflected in Accumulated Other Comprehensive Income and adjusted against the carrying value of the investment in Synerject LLC. This resulted in a decrease in Accumulated Other Comprehensive Income of $66,000 for fiscal 2006 and $nil for fiscal 2007 and an increase in the net investment in Synerject LLC of the same amount, until the recommencement of equity accounting. The resultant cumulative difference recognised at the recommencement of equity accounting of $390,000 is included in the AIFRS reversal of provision for Synerject LLC in the AIFRS Profit and Loss Account which results in a US GAAP difference in the US GAAP Profit and Loss Account in 2006.

Under AIFRS the Company recognised on 28 September 2006 an additional investment in Synerject and a liability for the deferred settlement of the potential payment to Siemens VDO to maintain the 50% interest in the joint venture. The additional investment and deferred settlement were initially recorded at fair value with the deferred settlement subsequently stated at amortised cost. (See note 21). Under USGAAP however the liability, asset and subsequent interest expense are not recognised. This adjustment results in a reduction of the investment in Synerject of $4.344 million (2006:$nil), a reduction in the non-interest bearing liabilities of $4.495 million (2006: $nil) and a reduction of the interest expense for fiscal 2007 of $0.162 million (2006: $nil).

In addition Orbital recognises under AIFRS a 50% interest in the profits and other comprehensive incomes of Synerject, however under USGAAP the Company only recognises a 40% interest in those items. This adjustment results in a reduction of the share of profits recognised of $0.503 million (2006: $nil), a reduction in the share of Synerject’s foreign currency translation reserve $0.041 million (2006: $nil), a reduction in the share of Synerject’s hedging reserve of $0.007 million, and a reduction in the carrying value of the investment in Synerject of $0.526 million.

(c)	Non-interest bearing loan

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

(d)	Capitalised development expenditures by associates

Under AIFRS expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development.

Under USGAAP expenditure of this type in respect of development activities is expensed as it is incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

35.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(e)	Recent Changes to US GAAP

In June 2006, FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (FIN 48) was issued. FIN 48 states that the evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15 2006. Orbital does not presently expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

During September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108), ‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements’. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This interpretation is effective for fiscal years ending after 15 November 2006. The adoption of this interpretation did not have an impact on our financial position or results of operations.

In September 2006, the FASB also issued SFAS No. 157 ‘Fair Value Measurements’ (SFAS 157), which provides a single definition of fair value, together with a framework for measuring fair value. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Orbital does not presently expect the adoption of SFAS 157 to have a material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115. SFAS 159 permits entities to measure eligible assets and liabilities at fair value. Unrealised gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. Orbital does not presently expect the adoption of SFAS 159 to have a material impact on its financial position or results of operations.

In June 2007, the FASB ratified EITF 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,” (“EITF 07-03”) which requires nonrefundable advance payments for future research and development activities to be capitalized and recognized as an expense as the goods are delivered or services are performed. The effects of applying EITF 07-03 will be reported as a change in accounting principle through a cumulative-effect adjustment to retained earnings in the statement of financial position as of the beginning of the year of adoption. EITF 07-03 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. We are currently evaluating what effect, if any, the adoption of EITF 07-03 will have on our financial position or results of operations.

(f)	Additional disclosures regarding Reorganization costs for US GAAP reporting purposes

During the two years ended June 30, 2006 the Company incurred restructuring or reorganization costs detailed in the following table:

	2007	2006	2005
	A$’000	A$’000	A$’000
Restructuring Expenses
Redundancy	—	41	257

	—	41	257

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

35.	SIGNIFICANT DIFFERENCES BETWEEN AIFRS AND US GAAP (continued)

(g)	Additional disclosures regarding investment in associate

	2007	2006	2005
	A$’000	A$’000	A$’000
SYNERJECT LLC - 100%
SUMMARY FINANCIAL DATA
Statement of Earnings Data*
Total revenue	100,391	77,494	54,796
Net profit	4,396	3,632	5,141

Balance Sheet Data at Year End*
Current assets	27,639	26,513	18,274
Property, plant and equipment	6,632	5,499	4,241
Intangibles	7,972	10,117	10,884

Total Assets	42,243	42,129	33,399
Current liabilities	18,112	16,999	13,091
Non current liablilites	5,811	9,111	13,616

Total Liabilities	23,923	26,110	26,707

Total Shareholders’ equity	18,320	16,019	6,692

*	A translation of Balance Sheet Data has been performed at Westpac Banking Corporation’s published buy rate for telegraphic transfers on the 30 June each year (2007: US$0.8501 = A$1.00; 2006: US$0.7417 = A$1.00; 2005: US$0.7618 = A$1.00)

No representation is intended to imply that these amounts could have been or could be converted or settled in AUD at this rate on June 30, or at any other date.

The difference between the equity accounted carrying value for Synerject reflected in Orbital’s balance sheet and Orbital’s share of net equity in Synerject is due to the elimination of inter-entity intangibles and capitalised development expenditure and in 2005 unrealised foreign currency translation adjustments. See also Note 16.

(h)	Employee stock compensation

Under AIFRS, the fair value of options and shares granted to employees by the Employee Share Plan (“ESP”) and the Executive Long Term Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at the grant date based primarily on the market value of the company’s common shares at the grant date, the absence of a required exercise price, and the effects on valuation of the three year TSR market condition (as discussed further in note 30.1 to the financial statements), Such fair value is expensed over the three year vesting period during which the employees may become entitled to the shares, which corresponds to the measurement period of the market condition. No reversal of previously recognized compensation expense is made in the event that the terms of the market condition are not met at the conclusion of the three year vesting period. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to existing options as the vesting periods have lapsed.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet as an adjustment to equity resulting in a nil profit and loss impact on transition from AGAAP to AIFRS.

Under US GAAP, prior to July 1, 2005, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No.25 (APB 25), “Accounting for Stock Issued to Employees”. Under APB 25 compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. For shares offered subject to market conditions, the measurement date under APB 25 is the date on which the market condition is met.

Effective July 1, 2005, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective application method and, accordingly, prior period amounts have not been restated. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of July 1, 2005, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after July 1, 2005, the Company recognizes compensation expense based on estimated grant date fair value.

SFAS No. 123(R) establishes the accounting treatment for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation is measured at the grant date based on the calculated fair value of the award. The compensation expense is recognized over the employees’ requisite service period, generally the vesting period of the award. For shares offered subject to the market conditions of the Executive Long Term Share Plan, the attribution period for recognition of the associated employee benefit expense corresponds to the period over which the market condition is measured.

There is no GAAP difference in the share-based compensation expense for fiscal 2007 under USGAAP and AIFRS. The GAAP difference in the share-based compensation expense for fiscal 2005 between the AIFRS fair value of $248,000 and the USGAAP (APB 25) intrinsic value of $249,000 was $1,000.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

The fair value of each share award under the Executive Long Term Share Plan is determined at the date of grant using a Monte-Carlo fair value model that takes into consideration the weighted average assumptions as outlined in the following table. The Company uses historical data to estimate the expected term of the share award, such as past-vesting departure behavior.

	2007	2006	2005
Valuation assumptions:
Life	3 years	3 years	3 years
Fair Value per share	7.1 cents	9.9 cents	13.3 cents
Exercise Price	nil	nil	nil
Price of shares on grant date	9.6 cents	11.0 cents	15.0 cents
Expected volatility	33.40%	38.80%	60.00%
Risk free interest rate	5.79%	5.03%	5.29%

Share award activity during the periods indicated is as follows:

	Number of shares	Weighted average remaining contractual term	Aggregate intrinsic value
Balance at July 1, 2004	3,230,000
Offered	2,115,000
Issued	—
Forfeited	—
Expired	(300,000)
Balance at June 30, 2005	5,045,000
Offered	2,575,000
Issued	—
Forfeited	(1,720,000)
Expired	(1,150,000)
Balance at June 30, 2006	4,750,000
Offered	3,905,000
Issued	—
Forfeited	(460,000)
Expired	(1,020,000)
Balance at June 30, 2007	7,175,000
Issuable at June 30, 2007	7,175,000	1.5 years	$607,125

The weighted average fair value of share awards offered during the years 2007, 2006, and 2005 were $277,255, $208,575, and $281,295, respectively. No shares were issued during the years ended June 30, 2007, 2006, and 2005.

At June 30, 2007, there was $235,440 of total unrecognized compensation cost related to nonvested share awards offered under the Executive Long Term Share Plan. That cost is expected to be recognized over a weighted average period of 1.36 years.

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

The most significant assets of these foreign subsidiaries are the investment in Synerject LLC and the related deferred tax asset balances. During 2006, as discussed in Note 16, the guarantee provided in respect of the Synerject LLC borrowings was removed. In addition as a result of positive operating results from this venture no further funding is anticipated to be required by the US subsidiaries. As a result of the change in these significant factors the functional currency for Orbital’s US subsidiaries has been determined to be US dollars for the 2006 financial year. This determination is consistent with that as made under AIFRS.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Under the previous Australian GAAP Orbital considered its foreign operations as integrated which resulted in the assets and liabilities of operations being translated using the temporal method. As this method closely approximates that which arises under US GAAP due to a $AUD functional currency, no differences arose.

36.	STATEMENTS OF OPERATIONS ADJUSTED FOR US GAAP RECONCILING ITEMS AND PREPARED IN ACCORDANCE WITH US GAAP FORMAT

	2007	2006	2005
	A$’000	A$’000	A$’000
Revenue
Engineering services income	12,514	8,645	8,252
Licence and royalty income	2,294	2,394	2,217

	14,808	11,039	10,469

Costs and expenses
Cost of engineering services	9,273	8,236	8,362
Research and development	1,022	733	1,064
Selling, general and administration expenses	6,388	5,455	6,527
(Profit)/loss on disposal of property, plant & equipment	(32)	(85)	(40)

	16,651	14,339	15,913
Net income of equity accounted investee	2,140	2,096	2,936

Operating profit/(loss)	297	(1,204)	(2,508)
Other income/(expense)
Interest income	448	332	515
Net foreign exchange gains/(losses)	(69)	12	42
Other income	358	176	208
Interest expense	—	—	(3)

	737	520	762

Net income/(loss) before income taxes	1,034	(684)	(1,746)
Income tax (expense)/benefit	98	(218)	(470)

Net income/(loss)	1,132	(902)	(2,216)

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP

2100 Dominion Tower

999 Waterside Drive

Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Directors

Synerject, LLC:

We have audited the accompanying consolidated balance sheets of Synerject, LLC and subsidiaries (the Company) as of June 30, 2007 and 2006, and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

August 15,2007

KPMG LLP, a U.S. limited liability partnership is the U.S.

member firm of KPMG International a Swiss cooperative.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2007 and 2006

	2007	2006
Assets (Notes 3 and 4)
Current assets:
Cash	$4,323,697	4,724,248
Trade accounts receivable, net of allowance for doubtful accounts of $75,562 in 2007 and $61,768 in 2006 (notes 2, 10 and 12)	12,795,879	10,785,846
Inventories	4,046,952	2,828,930
Prepaid expenses and other assets	2,329,348	1,325,583

Total current assets	23,495,876	19,664,607
Property, plant and equipment, net (note 7)	5,638,222	4,078,607
License agreements, net of accumulated amortization of $7,352,906 in 2007 and $6,293,650 in 2006 (note 8)	6,776,704	7,503,827

	$35,910,802	31,247,041

Liabilities and Members’ Equity
Current liabilities:
Accounts payable (note 2)	$9,464,263	8,180,248
Accrued expenses and other liabilities (note 11)	2,874,223	2,798,367
Current portion of long-term debt (note 4)	1,908,873	1,629,837
Line of credit (note 3)	1,150,000	—

Total current liabilities	15,397,359	12,608,452
Accrued expenses – noncurrent (note 4)	478,551	387,473
Long-term debt, excluding current installments (note 4)	4,461,290	6,370,163

Total liabilities	20,337,200	19,366,088

Members’ equity	14,594,484	11,093,615
Accumulated other comprehensive income	979,118	787,338

Total members’ equity	15,573,602	11,880,953
Commitments and contingencies (notes 4, 8, 9 and 12)

	$35,910,802	31,247,041

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2007, 2006 and 2005

	2007	2006	2005
Revenues (note 2):
Net sales	$72,873,582	53,760,332	38,164,588
Engineering services revenue	6,753,583	3,717,173	3,578,812

	79,627,165	57,477,505	41,743,400

Costs and expenses (note 2):
Cost of goods sold	59,339,047	41,234,496	26,596,144
Engineering expenses	8,775,386	7,437,352	6,217,949
Selling, general and administrative expenses	7,267,979	5,433,075	4,512,425

	75,382,412	54,104,923	37,326,518

Operating income	4,244,753	3,372,582	4,416,882

Other income (expense):
Interest expense	(580,539)	(562,507)	(529,789)
Other	(163,345)	(116,097)	29,284

	(743,884)	(678,604)	(500,505)

Net income	$3,500,869	2,693,978	3,916,377

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity and Comprehensive Income

Years ended June 30, 2007, 2006 and 2005

	Members’ equity			Accumulated other comprehensive income			Total members’ equity
	SVAC	OFT	Total	SVAC	OFT	Total
Balances at June 30, 2004	$241,630	241,630	483,260	324,201	324,202	648,403	1,131,663
Comprehensive income:
Net income	1,958,189	1,958,188	3,916,377	—	—	—	3,916,377
Foreign currency translation adjustment	—	—	—	25,123	25,122	50,245	50,245

Total comprehensive income							3,966,622

Balances at June 30, 2005	2,199,819	2,199,818	4,399,637	349,324	349,324	698,648	5,098,285
Capital contributions	2,000,000	2,000,000	4,000,000	—	—	—	4,000,000
Comprehensive income:
Net income	1,346,989	1,346,989	2,693,978	—	—	—	2,693,978
Foreign currency translation adjustment	—	—	—	44,345	44,345	88,690	88,690

Total comprehensive income							2,782,668

Balances at June 30, 2006	5,546,808	5,546,807	11,093,615	393,669	393,669	787,338	11,880,953
Comprehensive income:
Net income	1,750,434	1,750,435	3,500,869	—	—	—	3,500,869
Foreign currency translation adjustment	—	—	—	127,166	127,166	254,332	254,332
Net unrealized loss in fair value of derivatives	—	—	—	(31,276)	(31,276)	(62,552)	(62,552)

Total comprehensive income							3,692,649

Balances at June 30, 2007	$7,297,242	7,297,242	14,594,484	489,559	489,559	979,118	15,573,602

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:
Net income	$3,500,869	2,693,978	3,916,377
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	976,677	921,797	1,224,110
Amortization of license agreements	896,707	887,044	894,395
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(2,010,033)	(4,775,040)	(513,362)
Inventories	(1,218,022)	536,923	(155,159)
Prepaid expenses and other assets	(1,003,765)	(146,310)	223,094
Accounts payable	1,284,015	4,804,050	922,943
Accrued expenses and other liabilities	104,382	598,827	(118,437)
Other	73,594	16,974	17,825

Net cash provided by operating activities	2,604,424	5,538,243	6,411,786

Cash flows from investing activities:
Acquisition of business	—	(2,472,622)	—
Acquisitions of property, plant and equipment	(2,525,138)	(1,372,581)	(113,190)
Increase in expenditures for license agreement	—	—	(17,124)

Net cash used in investing activities	(2,525,138)	(3,845,203)	(130,314)

Cash flows from financing activities:
Capital contributions	—	4,000,000	—
Net borrowings (repayments) on line of credit	1,150,000	(14,000,000)	(3,000,000)
Proceeds from issuance of note payable to bank	—	8,000,000	—
Principal payments on long-term debt	(1,629,837)	(306,212)	(865,644)

Net cash used in financing activities	(479,837)	(2,306,212)	(3,865,644)

Net increase (decrease) in cash	(400,551)	(613,172)	2,415,828
Cash at beginning of the year	4,724,248	5,337,420	2,921,592

Cash at end of the year	$4,323,697	4,724,248	5,337,420

Supplemental disclosure of cash flow information:
Cash paid for interest	$534,705	905,954	460,594
Cash paid for foreign income taxes	249,816	197,341	120,188

See accompanying notes to consolidated financial statements.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

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

F-58	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

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

(h)	Derivative Financial Instruments and Hedging Activities

The Company uses an interest rate swap agreement to limit exposure to rising interest rates on its variable-rate note payable. Interest rate differentials to be paid or received as a result of the swap agreement are accrued and recognized as an adjustment of interest expense related to the associated debt.

Derivatives are recognized on the consolidated balance sheet at their fair value. On the effective date of the derivative contract, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a

F-59	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

recognized asset or liability (cash flow hedge). The Company enters only into cash flow hedge agreements. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of a derivative that are highly effective and are designated and qualify as cash flow hedges are recorded in accumulated other comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item.

(i)	Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

However, an election was not made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax returns. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid by Synerject SAS if dividends are paid. For the years ended June 30, 2007, 2006 and 2005, foreign income taxes of approximately $194,000, $172,000 and $54,000, respectively, were included in other expense on the accompanying consolidated statements of income.

(j)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S generally accepted accounting principles. Actual results could differ from those estimates.

(k)	Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using functional currencies other than the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in accumulated other comprehensive income in total members’ equity.

(l)	Impairment of Long-Lived Assets

In accordance with Statement No. 144, long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

F-60	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

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

(m)	Revenue Recognition

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

(n)	Research and Development

Research and development costs are expensed as incurred. They amounted to approximately $1,736,000, $2,057,000 and $1,495,000 in 2007, 2006 and 2005, respectively.

2)	Transactions with Related Parties

The Company purchases services and materials from SVAC, OFT and their related affiliates. Included in trade accounts receivable at June 30, 2007 and 2006 are approximately $102,000 and $65,000, respectively, due from related parties. These receivables primarily relate to the reimbursement of amounts paid on behalf of SVAC and OFT. Included in accounts payable at June 30, 2007 and 2006 are approximately $3,350,000 and $1,736,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related-party receivables and payables at June 30, 2007 and 2006 is as follows:

	2007	2006
Related-party receivables:
SVAC and its affiliates	$57,000	33,000
OFT and its affiliates	45,000	32,000

	$102,000	65,000

Related-party payables:
SVAC and its affiliates	$3,332,000	1,696,000
OFT and its affiliates	18,000	40,000

	$3,350,000	1,736,000

The revenues from related parties for the year ended June 30, 2007, 2006 and 2005 were approximately $150,000, $358,000 and $324,000, respectively. Total purchases from related parties for the years ended June 30, 2007, 2006 and 2005 were approximately $22,790,000, $17,583,000 and $12,839,000, respectively.

Rental expense related to a facility lease with SVAC was approximately $48,000 in 2007.

F-61	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

(3)	Line of Credit

The Company has available a line of credit with SunTrust Bank totaling $3,000,000. The total outstanding balance under this line of credit was $1,150,000 at June 30, 2007. The line of credit matures January 31, 2008. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 1.35% (6.67% at June 30, 2007). The line of credit is secured by substantially all assets of the Company.

(4)	Long-Term Debt and Letter of Credit

Long-term debt as of June 30, 2007 consists of a note payable to a bank under an agreement dated June 29, 2006, maturing July 1, 2010. Interest accrues at a rate of LIBOR plus 1.45% (6.77% at June 30, 2007). The note is payable in monthly installments of principal and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each of the years subsequent to June 30, 2007 are as follows: 2008, $1,908,873; 2009, $2,055,633; 2010, $2,213,676; and 2011, $191,981.

At June 30, 2007, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $6,370,163 and terminating on July 1, 2010 (see note 5). The swap agreement provides for the payment of interest based on a fixed rate of 7.43% which remains unchanged over the term of the agreement. The floating rate of the swap agreement is based on LIBOR plus 1.45% (6.77% at June 30, 2007) and is reset monthly based on market conditions. The nature of the swap agreement changes variable-rate debt to fixed rate debt. The interest rate differential paid or received under the swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company does not anticipate such nonperformance. The fair value of the interest rate swap agreement has been determined by the holder of the interest rate swap agreement based on pricing models regarding past, present and future market conditions. The estimated fair value of the interest rate swap at June 30, 2007 was a net liability of $62,552, which is included in accrued expenses – noncurrent.

(5)	Derivative Instruments and Hedging Activities

The Company has a derivative instrument to manage its exposure on its variable-rate debt. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. Specifically, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not possess repayment risk. The Company minimizes the credit or repayment risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company has a variable-rate note payable. This debt obligation exposes the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, management entered into an interest rate swap agreement

F-62	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

to manage fluctuations in cash flows resulting from interest rate risk. This agreement changes the variable-rate cash flows exposure on the debt obligation to fixed cash flows. Under the terms of this agreement, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

(6)	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $368,000, $223,000 and $160,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

(7)	Inventories

The major classes of inventories as of June 30, 2007 and 2006 are as follows:

	2007	2006
Raw materials	$3,233,148	2,321,803
Finished goods	813,804	507,127

	$4,046,952	2,828,930

(8)	Property, Plant and Equipment

Property, plant and equipment consist of the following as of June 30, 2007 and 2006:

	2007	2006
Leasehold improvements	$173,075	170,991
Manufacturing machinery and equipment	6,388,136	5,992,280
Testing equipment	1,386,612	1,077,993
Tooling	2,579,088	2,500,593
Office equipment	222,670	174,482
Computer equipment	202,172	141,916
Computer software	587,257	502,959
Motor vehicles	23,359	23,359
Construction in progress	1,567,169	702,290

	13,129,538	11,286,863
Less accumulated depreciation and amortization	7,491,316	7,208,256

	$5,638,222	4,078,607

F-63	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

(9)	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2007 and 2006:

	June 30, 2007
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,806,180	18.7 years	$5,630,135
License agreement – SVAC affiliates	2,323,430	8.5 years	1,722,771

	$14,129,610		$7,352,906

	June 30, 2006
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,613,756	18.9 years	$4,922,512
License agreement – SVAC affiliates	2,183,721	8.5 years	1,371,138

	$13,797,477		$6,293,650

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended June 30, 2007, 2006 and 2005 was $896,707, $887,044 and $894,395, respectively. Estimated amortization expense for the next five years is: $910,000 in 2008; $910,000 in 2009; $710,000 in 2010; $643,000 in 2011; and $643,000 in 2012.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this hurdle will be met.

(10)	Leases

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the years ended June 30, 2007, 2006 and 2005 was approximately $1,063,000, $757,000 and $729,000, respectively.

F-64	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

As of June 30, 2007, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

Year ending June 30:
2008	$1,174,368
2009	1,185,029
2010	1,129,387
2011	427,053
2012	169,172
Thereafter	300,921

$4,385,930

(11)	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2007, 2006 and 2005 follows:

	2007	2006	2005
Allowance for doubtful accounts at beginning of year	$61,768	32,823	107,399
Increases (decreases) to bad debt expense	12,332	29,243	(78,808)
Write-offs, net of recoveries charged against the allowance	(3,681)	—	(222)
Effects of foreign currency translation adjustments	5,143	(298)	4,454

Allowance for doubtful accounts at end of year	$75,562	61,768	32,823

(12)	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the years ended June 30, 2007, 2006 and 2005 follows:

	2007	2006	2005
Liability at beginning of year	$629,654	446,810	696,170
Additions (reductions) to warranty expense accrual	(316,997)	340,259	(247,306)
Warranty costs charged against liability	(48,811)	(183,943)	(10,771)
Effect of foreign currency translation adjustments	22,824	26,528	8,717

Liability at end of year	$286,670	629,654	446,810

F-65	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

The warranty liability decreased during 2007 due to an agreement reached with a supplier regarding responsibility for a specific portion of the liability. In addition, return rates have decreased from historical levels.

(13)	Concentration of Credit Risk

Three customers comprised approximately 77% of net sales for the years ended June 30, 2007 and 2006 and 59% and 75% of trade accounts receivable as of June 30, 2007 and 2006, respectively.

(14)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisted of the following as of June 30, 2007 and 2006:

	Foreign currency translation effects	Cash flow hedges	Accumulated other comprehensive income
Balance, July 1, 2005	$698,648	—	698,648
Foreign currency translation adjustment	88,690	—	88,690

Balance, June 30, 2006	787,338	—	787,338
Foreign currency translation adjustment	254,332	—	254,332
Net unrealized loss in fair value of derivatives	—	(62,552)	(62,552)

Balance, June 30, 2007	$1,041,670	(62,552)	979,118

(15)	Fair Value of Financial Instruments

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

Interest rate swap: The carrying amount approximates fair value, as it is marked to market as of the balance sheet date.

F-66	(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2007 and 2006

(16)	Acquisition

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

F-67