Form 20-F
period 2008-06-30
ORBITAL CORP LTD
filed 2008-12-23
CIK 880419

OMB APPROVAL
OMB Number:	3235-0288
Expires:	November 30, 2008
Estimated average burden
Hours per response	2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10936

ORBITAL CORPORATION LIMITED

Australian Company Number: 009 344 058

WESTERN AUSTRALIA, AUSTRALIA

(Jurisdiction of incorporation)

4 WHIPPLE STREET, BALCATTA, WESTERN AUSTRALIA 6021, AUSTRALIA

(Address of principal executive offices)

Keith Halliwell

Chief Financial Officer

Tel: +61 8 9441 2311

Fax: +61 8 9441 2111

khalliwell@orbitalcorp.com.au

4 WHIPPLE STREET, BALCATTA, WESTERN AUSTRALIA, 6021, AUSTRALIA

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

Securities registered or to be registered pursuant to Section 12(g) of the Act

American Depositary Shares*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 474,563,192

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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ITEM 17  ☐  ITEM 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate”, “estimate”, “expect”, “project”, “believe”, “intend”, “envision” and similar words or phrases. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Orbital’s control, that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that would affect our financial performance, cause actual results to differ from our estimates, or underlie such forward-looking statements, are set forth in various places in this report including, but not limited to, Item 3 “Key Information – Risk Factors”; Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”.

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

Exchange Rate Information

The following table sets forth, for the fiscal years indicated, the high, low, average and period-end Federal Reserve Bank of New York Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00. Orbital’s fiscal year ends on June 30 of each year.

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low
2004	$0.6952	$0.7155	$0.7979	$0.6390
2005	$0.7618	$0.7568	$0.7974	$0.6880
2006	$0.7423	$0.7472	$0.7781	$0.7056
2007	$0.8491	$0.7925	$0.8491	$0.7407
2008	$0.9562	$0.9042	$0.9797	$0.7860

(1)	The average of the Noon Buying Rates on the last business day of each month during the period.

Details of the high and low Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
June 2008	$0.9610	$0.9342
July 2008	$0.9797	$0.9415
August 2008	$0.9317	$0.8553
September 2008	$0.8441	$0.7831
October 2008	$0.7937	$0.6073
November 2008	$0.7005	$0.6191

On December 16, 2008, the Noon Buying Rate was US$0.6775 per A$l.00.

The Australian dollar is convertible into US dollars at freely floating rates. There are currently no restrictions on the flow of Australian currency between Australia and the United States.

Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect Orbital’s earnings, the book value of its assets and its shareholders’ equity as expressed in Australian and US dollars, and consequently may affect the market price for the American Depositary Shares (the “ADSs”). In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of Orbital’s ordinary shares on the ASX and, as a result, are likely to affect the market price of Orbital’s ADSs in the United States. See “Item 3. Key Information—Risk Factors – Fluctuations in exchange rates may have a material adverse effect on us”. Any fluctuations will also affect the conversion into US dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the ordinary shares represented by the ADSs.

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars, and a significant proportion of expenditure in past years has been denominated in US dollars however presently most of Orbital’s expenditure is denominated in Australian dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimise currency exposure particularly in relation to royalties received in US dollars and Euros and their conversion into Australian dollars to satisfy Australian dollar expenditures and realise profits in Australian dollars.

Orbital’s financial statements for the years ended June 30, 2008, 2007 and 2006 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which Orbital adopted on July 1, 2005. In complying with AIFRS, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to July 1, 2005, Orbital prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (“AGAAP”). The accounting policies set out in Note 1 have been applied consistently to the 2006, 2007 and 2008 financial years.

The selected consolidated financial data in accordance with AIFRS below has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2008, 2007, 2006 and 2005, which have been audited by Ernst & Young (2008) and KPMG (2007, 2006 & 2005), both independent registered public accounting firms. The consolidated financial statements as of June 30, 2008, 2007 and 2006, and the Reports of independent registered public accounting firms thereon, are included elsewhere in this report, see F1 – F44. The consolidated financial statements as of June 30, 2005 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except per Ordinary Share and ADS amounts)

	2008 (1) US$	2008 A$	2007 A$	2006 A$	2005 A$
Consolidated Income Statement
Operating Revenue
Revenue from trading operations	9,779	14,939	15,256	11,371	10,469
Other income	243	372	390	492	1,007

	10,022	15,311	15,646	11,863	11,476
Costs and expenses
Employee expenses	(6,423)	(9,812)	(9,428)	(8,297)	(8,850)
Selling, corporate and administration	(4,547)	(6,946)	(7,324)	(6,346)	(7,367)
Share of profit of jointly controlled entity	1,543	2,357	3,157	4,135	2,936
Finance costs	(579)	(886)	(816)	(622)	(3)

Profit before income tax	16	24	1,235	733	(1,808)
Income tax credit/(expense) attributable to operating profit/(loss)	291	445	98	(218)	107

Net profit after income tax	307	469	1,333	515	(1,701)

Dividends paid or payable	—	—	—	—	—
Earnings/(loss) per Ordinary Share (2)
- Basic (cents)	0.06	0.10	0.30	0.13	(0.41)
- Diluted (cents)	0.06	0.10	0.29	0.13	(0.41)
Dividends per ordinary share (cents)	—	—	—	—	—

Amounts prepared in Accordance with IFRS

(in ‘000’s except per Ordinary Share and ADS amounts)

	2008 (1) US$	2008 A$	2007 A$	2006 A$	2005 A$
Balance Sheet Data at period end
Total assets	27,650	42,239	41,000	26,172	24,693
Total long-term debt (2)	9,263	14,151	17,958	12,809	19,000
Net assets	10,140	15,490	16,402	7,743	(125)
Total shareholders’ equity	10,140	15,490	16,402	7,743	(125)

(1)	For the convenience of the reader the 2008 Balance Sheet and Profit and Loss items have been translated at the Federal Reserve Bank of New York Noon Buying Rate for Australian dollars on November 30, 2008 which was US$0.6546 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.

(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$19.0 million for 2008, 2007 and 2006). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable. (for additional information see note 22 to the Consolidated Financial Statements).

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

(3)	The options exercisable under the Orbital employee share plan have no material dilutive effect in respect of any year. At June 30 2008 there were 474,563,192 ordinary shares on issue.

(4)	Comparative information for 2004 has not been provided as the Company adopted IFRS for the first time in 2005. Information for 2004 cannot be provided on a restated basis without unreasonable effort or expense.

Risk Factors

•	We have a history of operating losses.

Orbital experienced operating losses over a number of years prior to the 2006 and 2005 fiscal years, as a result of which the company’s net assets have been significantly reduced. If we were to incur future losses, we may not be able to continue our operations. The company has positive shareholders’ equity and we believe that the company is operating on a going concern basis.

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

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise Orbital Combustion Process (“OCP”) Technology. In the fiscal year ended June 30, 2008, royalty and licence fees revenue generated from the seventeen current licensed users of OCP technology and their affiliates accounted for approximately 18% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 16% of Orbital’s total consolidated revenues.

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

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating OCP Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at November 30, 2008, eleven of Orbital’s seventeen current licensed users are in commercial production and selling products using OCP Technology. For the year ended June 30, 2008, Orbital has not received any royalty payments, other than insubstantial minimum annual royalty payments, under any of its other agreements.

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

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 40% of total revenue in fiscal 2008. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. Three customers accounted for 43% of Orbital’s total revenue in fiscal 2007.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2008, two customers accounted for 78% (2007: three customers accounted for 77%) of Synerject’s total revenue.

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

Orbital has needed significant capital amounts to conduct its business. Although capital costs are now minimal, Orbital will incur on-going research and development costs and operating costs to enhance the OCP Technology to improve performance or lower unit costs to extend the roll out of our technology and requires working capital support. Additionally, the Company will be required to either repay or refinance the A$19 million loan for the Government of Western Australia in 2014 and there is no assurance that this can be done. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing caused long delays in the further development and commercialisation of OCP Technology, licensees could choose not to build engines with OCP Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

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

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) and the OTC Bulletin Board have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about OCP Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On November 30, 2008, the closing price of Orbital’s ordinary shares on the ASX was A$0.047. The closing price on June 30, 2008 was A$0.11. The closing price of the ADSs on the OTC Bulletin Board on November 30, 2008 was US$1.44, a decrease of approximately 68% from the closing price of US$4.50 for the ADSs on the OTC Bulletin Board on June 30, 2008. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

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

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Almost all Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has from time to time entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2008 are contained in Item 5. – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at November 30, 2008, Orbital’s outstanding forward foreign currency exchange contracts totalled US$nil. See also Item 3 – “Key Information - Exchange Rate Information” above.

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

Synerject LLC was restructured and refinanced during fiscal 2003. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental Corporation’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, is being reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens-VDO in Synerject LLC (the “recalculation”).

The maximum change in shareholdings as a result of the above recalculation is 10% ie. ownership percentages of 60:40.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject of US$800,000 for each 1% interest of Synerject. The exercise dates of these options was extended by two years to June 30, 2008. Until that date the ownership percentage remained 50:50.

The assessment of the contributed business performance will be tabled after June 30, 2008, however the parties anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, the contingent consideration payable by Orbital to Siemens should Orbital elect to maintain their 50% interest may be up to US$4 million.

Orbital is now in discussions with Continental Corporation regarding the above to determine the change (if any) which may arise as a result of the options available above. Orbital has sufficient capital to exercise the option to maintain 50% ownership of Synerject should it so choose.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

		Consolidated Entity Interest
Orbital Corporation Limited	Class of Shares	2008%	2007%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	71.3	71.3
- OEC Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.

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

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of November 30, 2008, approximately 24% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004. Orbital Engine Company (Australia) Pty Ltd changed its name to Orbital Australia Pty Ltd, effective December 1, 2004.

The Company’s principal capital expenditures since July 1, 2002 have consisted of ongoing improvements to test facilities and equipment (A$2.066 million) and refurbishment of offices (A$0.616 million) at its Western Australian premises, a non-cash capital investment during fiscal 2003 of US$6.25 million in Synerject LLC and a cash capital injection of US$2.0 million in Synerject LLC in June 2006.

In June 2008 Orbital acquired the business assets of Boral Alternative Fuel Systems (renamed Orbital Gas Products – OGP), a tier 1 supplier of LPG fuels systems, for $1.758m.

Orbital is currently constructing a heavy duty engine testing facility with an estimated total cost of $3.56 million, of which $2.76 million has been funded through a government grant from the Australian Federal Government. There are no other significant capital expenditures and divestitures currently in progress.

Business Overview

Orbital’s strategy is to focus on:

•

Targeted R&D to enhance OCP products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Expanding Orbital’s automotive engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licenses and royalties for OCP in niche markets.

•	Expanding into an alternate fuels LPG business building on the Orbital Gas Products acquisition.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

•	Continuing our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets. Orbital’s strategy is to continue to participate actively, where appropriate, in the commercialisation of OCP Technology to reduce risks and advance the rate of adoption of this technology while targeting growth in the alternative fuels industry.

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

Orbital’s share of the net profit of Synerject LLC in 2006, 2007 and 2008 was A$4.135 million, A$3.157 million and A$2.357 million respectively.

During the last three fiscal years Orbital spent approximately A$2.902 million on research and development programs.

The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising OCP Technology.

As at November 30, 2008, Orbital has 17 agreements to end users of technology or suppliers, which grant license rights related to OCP Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At November 30, 2008 Orbital had 11 customers (2007: 8 customers) using OCP Technology in commercial production.

At November 30, 2008 the following agreements granting rights to Orbital’s OCP Technology were in place:

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

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the OCP Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of OCP Technology range from approximately US$6.00 for a small scooter to US$67.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with OCP Technology commenced in 1996. Production royalties of approximately A$1.99 million were received by Orbital in the 2008 fiscal year compared to approximately A$2.14 million in 2007. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the OCP Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating OCP Technology will achieve market success.

Strategic Alliances

Continental

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Continental Corporation (previously Siemens Automotive Corporation). At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating OCP technology.

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

During 1998 Orbital’s relationship with Continental was expanded to create an alliance that facilitates the supply of complete integrated systems incorporating OCP technology to automotive customers. This capability is attractive in order to penetrate the automotive industry, as manufacturers are continuing to reduce the number of suppliers and rely more heavily on large companies that act as systems integrators. These system integrators source, validate, and coordinate the supply of the components of a system which may include the fuel rail assembly, electronic control unit, compressor, fuel pump and wiring harnesses. The system is then sold to the manufacturer as a complete unit.

Synerject was restructured and refinanced in April 2003. As part of the restructure, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to June 30, 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Continental in Synerject which may take place after June 30 2008. See Item 3 – “Key Information – Risk Factors – Our shareholding in Synerject LLC may be reduced”.

In June 2006 Synerject’s financing arrangements were renegotiated. Loans provided by Continental were replaced by a 4 year term loan provided by an external bank (see “Liquidity and Capital resources’). The bank loan was supported by additional capital injections of US$2 million from each member. The Orbital guarantee required for the previous financing arrangements is not required for the new bank loan.

Orbital and Continental each hold a 50% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held.

In March 2006 Synerject acquired a business based in Delavan, Wisconsin, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consisted of working capital, principally inventory and plant & equipment.

During FY2007 Synerject established a manufacturing facility in Changchun, China and an engineering support facility in Chongqing, China . These facilities have been established to produce low cost electronic control units for motorcycle applications, with manufacturing commencing in FY2008.

Synerject has operations located in Newport News, Virginia, Delavan, Wisconsin, Toulouse, France and Changchun and Chongqing, China (as noted above). In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies systems to marine customers. In Delavan, Synerject manufactures electronic management modules and direct injection fuel injectors and oil pump assemblies primarily for Bombardier Recreational Products. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted below, in April 2003, Synerject acquired Continental’s non-automotive systems business which is now conducted in Toulouse.

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

Competition

Orbital’s success depends upon its ability to continue to earn revenue from engineering services and to maintain a competitive position in the development of OCP Technology in relation to other existing and emerging technologies.

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

Technology for the 4-stroke engine that is entering the market place or is currently being tested for introduction into the market includes variable valve timing, variable valve lift, turbocharging and engine down sizing. Over the last few years there has been a slow increase in the introduction of high pressure side injection fuel systems for companies including Alfa Romeo, Renault,

Peugeot, Volkswagon and Daimler Chrysler. These systems have been introduced into the European market primarily and operate in a stoichiometric mode most of the time and hence deliver only very small benefits in fuel economy.

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

With respect to provision of engineering services, Orbital competes against engineering groups such as Ricardo, AVL, FEV and others, which have well established European presences and growing presences in the China/Asia market. An additional competitor to Orbital’s services is the customer’s internal resources. In all cases, Orbital must compete on work-scope, cost and quality with its competitors. Orbital’s competitors may have significantly more finance available than Orbital which may help to win certain work programs. The engineering service requirement is directly influenced by global, national and OEM company financial positions and also by the presence, or lack of, drivers such as new emission or other regulatory changes.

Synerject, as an Engine Management System and component supplier for the non-automotive market for both direct injection and manifold port injection, and for Orbital’s proprietary air injector for the automotive market, competes directly with established suppliers such as Bosch, Del’orto, Magneti Marelli, Delphi and others.

Alternative Fuels

During the year, Orbital has expanded into the alternative fuels industry, working with CNG, LPG, LNG and alcohol based fuels, both at the industry support and R&D level.

The rising cost of fuel, increasing environmental awareness and the depleting world supply of crude oil have further strengthened the call for alternative fuels and energy management. Both of these areas have strong growth potential for Orbital, which has both the skill base and infrastructure to provide significant value to customers.

Initial steps were taken late in the financial year to commence Orbital’s growth into the alternative fuels industry with the acquisition of Orbital Gas Products (OGP) (formerly Boral Alternative Fuel Systems).

OGP is a tier 1 supplier of LPG systems to the Ford Motor Corporation in Australia and to the aftermarket operators, assembling and distributing original equipment products in Australia and New Zealand. These are manufactured by Vialle, a leading Netherlands-based international manufacturer of LPG automotive fuel systems. OGP has direct access to Vialle’s new Liquid Injection (LPi) expertise, application experience and Intellectual Property. Orbital’s technical skill base will complement the development of the next generation OGP systems.

Reinforcing its position in the alternative fuels business, Orbital secured Commonwealth Government support to install a heavy duty engine testing facility at its Perth headquarters capable of operating engines on natural gas, LPG and biodiesel as well as diesel and gasoline. The facility will provide the following services:

•	Heavy duty engine emissions testing research of in-service vehicles for Commonwealth and State Government authorities;

•	Engine development and emission testing services for Australian and Asian companies seeking to develop cleaner engine technologies and reduce greenhouse gas emissions; and

•

Heavy duty engines emissions research for government authorities seeking to validate the environmental credentials of alternative fuel and drive-train technologies for heavy vehicle applications in Australia and Asia.

Synerject

Orbital’s 50% owned joint venture with Continental Corporation, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for non-automotive OEMs.

Notwithstanding the generally difficult market conditions during the year, particularly the North American marine market, Synerject generated a 2% increase in revenue to US$81 million.

The recently commissioned manufacturing facility in Changchun China, which produces the newly developed M3 ECU, shipped its first product during the financial year. The M3 ECU has been developed to meet emissions requirements for the motorcycle market in China where Euro 3 standards have recently been introduced.

Synerject’s first customers are in Taiwan with Chinese customers expected to take product in FY2009. The establishment of the Changchun facility together with an engineering support base in Chongqing and low initial sales volumes has resulted in a loss of US$2 million in China for the year.

The Delavan facility, which produces the Bombardier E-TEC fuel system and ECU, recorded a 4% reduction in sales but improved EBIT by approximately US$1 million. This was achieved by the introduction of reduced supply costs and facility efficiencies in line with productivity targets.

The Newport News facility manufactures air injectors and fuel rail assemblies for customers utilising Orbital’s air assist direct injection (OCP) technology. Sales were down by 1% due to reduced volumes in the North American marine market due to the slowing US economy.

Synerject took on new customers and introduced new products during the financial year including Ducati and the E-TEC snowmobile.

Orbital’s equity accounted share of the Synerject result was adversely affected by A$0.4 million compared to FY2007 due to the strong Australian dollar.

Synerject generated US$2.6 million (FY2007 US$2.6 million) operating cashflow. Investment in plant and equipment (principally in China) required US$0.7 million (FY2007 US$2.5 million) and net debt repayments were US$1.8 million (FY2007 US$0.5 million). Net debt at June 30, 2008 was US$3.1 million representing a gearing ratio of 18% (FY2007 21%).

During the financial year Synerject paid its first dividend of US$0.84 million to each of the joint venture parent companies.

Licensing and Royalties

Orbital licenses its patented direct injection technology to original equipment manufacturers (OEM) and suppliers. Since product introduction in 1996, over 1.6 million air injectors/cylinders have been sold, reducing greenhouse gas emissions and improving fuel economy.

Orbital products in the Marine Outboard sector, primarily the Mercury Marine Optimax and Tohatsu TLDi engines, stood up well in a US market that has suffered a significant downturn in tough economic conditions.

Licensing and Royalty revenue increased by 17% to $2.7m compared to the previous financial year. Despite the steady royalty volumes, the contribution from this business segment fell by $0.3 million due to the impact of the weaker US Dollar and the product mix. This negative impact was offset by increased license fees.

New products using Orbital’s technologies introduced this year include the Polaris MV800 ATV and the Envirofit retrofit kit for the 3 wheeler taxis in the Philippines.

The production launch of the Polaris MV800 is a key milestone for Orbital. This multi-fuel, all terrain vehicle is the first 4 stroke engine product to use Orbital’s technology. The direct injector required for the 4 stroke engines was fully productionised by Synerject.

Envirofit, a not-for profit organisation, developed and supplies a retrofit kit for the 3 wheeler taxis in the Philippines, giving significant reductions in emissions and up to 35% improvement in fuel economy. The fuel economy advantage is very attractive to the driver/owner as fuel costs are a significant part of operating costs. Initial volumes are low, with potential for increase in the coming year.

Mercury Marine launched 2 new variants of the Optimax outboard family, the Jet 80 and 100 hp outboard units.

The production Bajaj DI Autorickshaws are now available in Pune and Varanasi with positive market feedback. Bajaj also has a license for LPG/CNG variants of this product.

The European motorcycle market for DI remains flat and will likely remain so until the next stage of Euro III emissions, scheduled for 2009/2010, is implemented. In the interim, the interest in high performance 2 stroke DI engines continues as this enables potential product retaining all the 2 stroke performance attributes while meeting the European emission requirements. The profile of these products is high, however the over-all volume produced is low compared to traditional scooters and motorcycles.

The interest in direct injection of 4 stroke engines for products such as motorcycles continues. Direct injection applied to a 4-stroke motorcycle results in better fuel economy and improved emissions. Orbital is undertaking multiple programs to assist customers in development and assessment in this market segment.

OEM’s using Orbital’s technology achieved the following awards during FY2008, highlighting the performance of these products:

•	Kymco X-Mode 100 motorcycle using Orbital’s systems received the Taiwan Environmental Agency (EPA) award as the best motorcycle in their green motorcycle ranking.

•	Mercury Marine received for the 3rd consecutive year the J.D. Power Award for delivering the highest customer satisfaction in the direct-injected (DI) outboard category.

Engineering Services (ES)

Orbital’s ES provides professional technology engineering services to Governments, industry, engine manufacturers, OEM’s and their respective suppliers, with key activities in Australia, China, India, USA, Europe and Japan.

Engineering Service revenue decreased by 7% to $11.7m for the full year compared to the previous year, reflecting the challenges of the downturn in the general market and the stronger Australian dollar. This department provided increased internal support for Orbital’s business development in areas such as the formation of Orbital Gas Products and in the development of the Heavy Duty Engine Test Facilities that are now well underway.

Key external customer programs this year include:

•	Long term contract with the Roads and Traffic Authority of NSW to manage the second National In-Service Emission Study (NISE)

•	E5-E10 health impact study

•	Continued contract work to assist in the development a dual fuel (CNG/Diesel) Engine Management System (EMS) suitable for the Australian heavy duty truck fleet

•	Design and development of new family of “clean” general purpose engines

•	Development of fuel systems for utility, lawn and garden engines

•	Support for customer application programs of Orbital’s proprietary technologies

With greatly increased public awareness of global warming, rising oil costs and concerns regarding the longer term availability of crude oil, the call for alternative fuels and for energy/emission management has never been stronger. Orbital’s ES are well positioned to provide key technology services in the forthcoming year targeting high value add programs.

FlexDI

A new initiative, FlexDITM, was launched during the year, supported by the R&D of previous years. The FlexDITM system “One Engine – Any Fuel” is the expansion of Orbital’s Direct injection systems to operate with a wide range of both liquid and gaseous fuels and has generated significant response from China and Europe.

With the capability of spark ignition combustion of heavy fuels such as kerosene and diesel for non-automotive applications, the FlexDITM system offers “bi” and “multi” fuel capability.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to OEM’s and Industry.

The continued commitment to the core R&D has resulted in 20 new patent applications being granted and 4 new patents applications in the last 12 months, strengthening the Orbital patent portfolio and extending the life of the current and future royalty streams. Over the 3 year period since commitment to internal R&D programs, some 83 patent applications have been granted along with 15 new patent applications.

During the year technical papers highlighting the results from the R&D programs and showcasing Orbital’s technology development capability to global OEM’s have been presented at a number of key technical conferences and congresses, with the paper on 100% Ethanol (E100) being awarded the best overseas paper at the 2007 Congresso SAE Brasil, São Paulo, Brazil and resulting in subsequent commercial discussions in South America where use of alternative fuels such as E100 are already very well established.

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

As at November 30, 2008, Orbital had approximately 80 individual patent families with a total of over 250 patents and patent applications around the world. As of November 30, 2008 there were approximately 55 granted patents and 2 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

Marketing channels

Engineering Services – dedicated salesforce with engineering background, servicing an international customer base – generally engine manufacturers. Presentation of papers at technical seminars.

Orbital Gas Products – OEM – direct marketing to Ford Australia who provides an LPG option. Aftermarket – supplier to aftermarket refitters who supply the retail customer.

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

Events After the End of the Financial Year

There has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity for the year ended June 30, 2008.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2008 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, licensing and licensing related agreements for OCP Technology. In addition Orbital equity accounted its 50% share in Synerject LLC’s result.

Because of the timing of recognition of fees due under Orbital’s license agreements, Orbital’s financial results have varied from period to period in the past and are expected to continue to experience such fluctuations in the future.

Unless otherwise indicated, all financial information in the following discussion is derived from Orbital’s Consolidated Financial Statements, included herein, prepared in accordance with International Financial Reporting Standards which are called IFRS to distinguish from previous Australian GAAP.

Recent Developments

Appointment of New Chief Executive Officer

On May 20, 2008 the Company announced the appointment of Mr Terry Stinson as the Chief Executive Officer and Managing Director from June 21, 2008. Mr Stinson replaced Dr Rodney Houston who resigned from the Company effective June 20, 2008.

Acquisition of Orbital Gas Products (OGP)

On June 26, 2008, Orbital Australia Pty Limited acquired 100% of the business assets of Boral Alternative Fuel Systems a business based in Australia specialising in the assembly and supply of automotive LPG fuel systems. Business assets include inventory, plant & equipment and goodwill but excluded receivables and payables.

The total cost of the combination was $1.869 million (including $0.111 million acquisition costs) and comprised the payment of cash and transaction costs directly attributable to the combination. This was funded out of Orbital’s cash reserve.

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian Accounting Standards. Orbital has adopted IFRS with effect from July 1, 2005. Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgements including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgements on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

In developing accounting policies, in addition to IFRS requirements, we also consider industry practice.

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

The following are the critical accounting policies and estimates that have been adopted in preparing our IFRS financial statements:

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

Equity Accounting

The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of a jointly-controlled entity on an equity accounted basis. For a number of years, the consolidated entity’s share of losses exceeded its interest in the joint venture, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of the jointly controlled entity. During the year ended June 30, 2006, the joint venture recouped past losses, the consolidated entity released its provision for losses to profit and loss account, and equity accounting has now been resumed. The consolidated entity’s share of the joint venture’s net profit or loss was recognised in the year and will continue until the date joint control ceases. Orbital’s share of other movements in reserves, post recommencing equity accounting, are recognised directly in consolidated reserves.

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s share of development expenditure capitalised (included in results of jointly controlled entity) in FY2008 is $0.810 million (2007 $0.643 million)

Patents, Licences and Technologies

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

Allowance for impairment loss of Trade Debtors

Allowance for impairment loss of trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Allowance for impairment loss amounted to A$0.428 million at June 30, 2008 (A$0.049 million at June 30, 2007), with a bad debts write-off for the year of A$Nil (2007: A$Nil).

Refer to “Results of Operations Fiscal 2008 Compared with Fiscal 2007” below for further explanation of the above expenses.

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

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

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

At June 30, 2008, our deferred tax asset included A$5.494 million (A$6.082 million at June 30, 2007), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities decreased during fiscal 2008 by A$0.184 million to A$9.263 million at June 30, 2008 from A$9.447 million at June 30, 2007. A$6.446 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2008 by A$1.677 million to A$54.310 million at June 30, 2008 from A$52.633 million at June 30, 2007.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2008 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$54.310 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$50.422 million (US$48.778 million) (2007: A$59.758 million (US$50.800 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$5.494 million (US$5.315 million) (2007: A$6.082 million, US$5.17 million) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2008, the US$48.778 million of tax carry forward losses available expires between the years 2010 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$48.778 million. Approximately US$5.24 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$5.494 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the following five years. The movement in the recognised deferred tax asset from June 30, 2007 to June 30, 2008 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2008 Compared with Fiscal 2007

Orbital’s net profit after tax was A$0.469 million for the year ended June 30, 2008 compared to a net profit of A$1.333 million for the year ended June 30, 2007.

Revenue from trading activities in fiscal 2008 as detailed in note 6 to the Consolidated Financial Statements decreased as compared to fiscal 2007 by 2% to A$14.939 million:

•

Engineering services income decreased 7% (A$0.833 million) to A$11.681 million, reflecting the downturn in the general market and the stronger Australian dollar. In particular engineering revenue from North American customers declined by $2.4 million (45%) as a result of tough economic conditions in the USA. Significant programs during the year included the second National In-Service Emissions Study for the Commonwealth Government through the Roads and Traffic Authority of NSW and a health impact study for E5-E10 fuel.

•

Licence and Royalty income increased by 17% to A$2.684 million due mainly to an increase in licence fees offset by the impact of the appreciation of the Australian dollar against the United States dollar over the fiscal year. Royalty volumes were steady year on year.

Other income decreased by 5% to A$0.372 million compared to fiscal 2007 (A$0.390 million) primarily due to reduced system warranty credits, offset by an insurance claim for water damage.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 0.4% to A$17.644 million in fiscal 2008 from A$17.568 million in fiscal 2007. The net increase was due to the following:

•	Total employee expenses increased by 4% to A$9.812 million due to inflationary pressures on remuneration levels in Western Australia.

•	Depreciation and amortisation increased by 27% to A$1.272 million primarily due to accelerated depreciation on a group of specialised testing equipment.

•

Engineering consumables and contractor expenses decreased by 44% to A$0.924 million reflecting the decreased use of external contractors and lower requirement of project consumables during the year reflecting reduced engineering activity.

•	Travel and accommodation expenses increased by 3% to A$1.013 million as a result of increased overseas corporate travel.

•	Communication and computing expenses remained steady at A$0.649 million.

•

Patent costs decreased by 21% to A$0.404 million from A$0.509 million as a result of the continuing review and analysis of each patent filing in the Company’s intellectual property portfolio having regard to the Company’s strategic intellectual property requirements.

•

Insurance, audit, compliance and listing costs have increased by 7% to A$1.205 million from A$1.124 million mainly as a result of increased compliance requirements for SEC registrants (Sarbanes Oxley section 404), offset by reduced insurance costs.

•

Finance costs have increased by A$0.070 million to A$0.886 million as a result of the accretion of the commitment to Continental to maintain the 50% interest in Synerject and the fair value amortisation of the interest free A$19 million loan from the Western Australian Government.

•

Other expenses have increased by 4% to A$1.479 million as a result increased foreign exchange losses and an increased allowance for impairment loss for trade receivables of A$0.383, offset by the settlement of the R&D Syndicate dispute with Coles Myer Ltd (A$0.582 million) in Fiscal 2007.

Orbital’s share of Synerject’s net profit decreased by 25% to A$2.357 million in fiscal 2008 from A$3.157 million in fiscal 2007. Synerject’s revenue increased by 2% to US$81.020 million with increases across a number of customers and products but offset (in general) by the difficult economic conditions experienced in the North American marine market. Development expenses of A$0.810 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2007 A$0.643 million) in accordance with IFRS. The establishment of a manufacturing facility in Changchun, China with an engineering support base in Chongqing and low initial sales volumes has resulted in a loss of US$2 million for the year, including the costs of the factory and employees in China. Orbital’s equity accounted share of the Synerject result was adversely affected by $0.4 million compared to FY2007 due to the strong Australian dollar. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

The income tax benefit for fiscal 2008 was A$0.445 million, being primarily net withholding tax recouped and recognised Deferred Tax Asset. In fiscal 2007 Orbital recognised benefits from tax losses not previously brought to account of A$0.358 million which, after expensing withholding taxes resulted in a net tax benefit of A$0.098 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2008 compared to fiscal 2007.

As outlined on page 30 the investment and on-going results of Synerject (as reported by Orbital) will continue to be susceptible to changes in the foreign currency exchange rates between the Australian and US Dollar.

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

•

Other expenses have increased by 61% to A$1.272 million as a result of the settlement of the R&D Syndicate dispute with Coles Myer Ltd (A$0.582 million,. refer note 25.2 of the Consolidated Financial Statements)

Orbital’s share of Synerject’s net profit decreased by 22% to A$3.228 million from A$4.135 million in fiscal 2006. Synerject’s revenue increased by 38% to US$79.627 million primarily as a result of the acquisition in March 2006 of a business which supplies fuel systems and components for outboard marine engines. Development expenses of A$0.631 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2006 A$1.649 million) in accordance with AIFRS. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

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

Liquidity and Capital Resources

As at June 30, 2008, Orbital’s cash balance was A$8.804 million compared to A$11.287 million at June 30, 2007 and A$3.325 million at June 30, 2006. At November 30, 2008 the cash balance was A$12.243 million. In Orbital’s opinion, the working capital is sufficient for the Group’s present requirements.

For fiscal 2008 Orbital recorded a net cash outflow from operations of A$0.885 million compared to cash outflows of A$0.182 million in fiscal 2007 and A$1.868 million in fiscal 2006. The cash outflow in fiscal 2008 resulted from cash flow used in operating activities of A$0.057 million plus increased working capital requirements of A$0.828. This compares with net cash used by operating activities in fiscal 2007 of A$0.250 million (fiscal 2006: A$2,159 million) plus working capital sources of A$0.68 million (fiscal 2005: working capital sources A$0.291 million). Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2008 or fiscal 2007 (however Synerject paid a dividend to Orbital in FY2008).

Research and development expenditures were A$1.147 million in fiscal 2008, A$1.022 million in fiscal 2007 and A$0.733 million in fiscal 2006. Research and development activity during fiscal years 2008, 2007 and 2006 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, and further developing the air-assist DI system for application on new products. A continued focus has been placed on R&D in fiscal years 2008 and 2007 with increased expenditure compared to previous years, and more attention to the publication and presentation of technical papers.

Orbital utilised net cash of A$1.630 million for investing activities in fiscal 2008 compared with A$0.644 million in fiscal 2007 and A$2.78 million in fiscal 2006. In fiscal 2006 Orbital invested US$2.0 million (A$2.735 million) additional share capital in Synerject LLC as part of replacement of Synerject’s financing arrangements (see below). The expenditure in fiscal 2008 consisted mainly of the acquisition of the Boral Alternative Fuel Systems business ($1.869 million) and the acquisition of engineering equipment and software. No advances to Synerject were required in fiscal 2008 or 2007. Synerject paid Orbital a dividend of $0.958 million (US$0.84 million) in fiscal 2008 ($nil in fiscal 2007 and 2006).

Orbital raised A$8.792 million (after transaction costs) through a share placement and a share purchase plan in fiscal 2007. Orbital did not have any other cash flow requirements for financing activities in fiscal 2007.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2008 this facility was fully utilised by Orbital. Repayment of this facility is due:

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

Interest is not payable on this facility until such time as the loan becomes payable, when interest will begin to accrue at the overdraft rate charged by the Commonwealth Bank of Australia on overdrafts in excess of A$100,000.

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$0.823 million, of which A$0.073 million was drawn down at June 30, 2008. At June 30, 2007 available support facilities totalled A$0.808 million, of which A$0.046 million was drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2008. In July 2008 the Group received funding of A$2.76 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the

Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at A$3.56 million. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.348 million for fiscal year 2009 including its contribution to the construction of the heavy duty engine testing facility noted above. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2009 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years and would also continue to have significant available capacity within its testing facilities. There are no long-term capital commitments by the Company.

The Company has recorded a liability for the deferred settlement of the anticipated payment to Continental of US$4 million (see note 20 of the Consolidated Financial Statements).

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities in fiscal 2008 was US$2.692 million and fiscal 2007 was US$2.604 million. In June 2006 Synerject negotiated a 4 year term bank loan of $8.0 million which, together with additional capital contributions of US$2 million from each member, replaced loan arrangements which were due to mature in September 2006. In addition Synerject has available a US$3.0 million line of credit to be drawn as and when required maturing January 31 2009. At June 30, 2008 Synerject had drawn down $1.275 million under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2009 are approximately US$2.0569 million (actual paid fiscal 2008 US$1.909 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at bank at June 30, 2008 was US$2.614 million (2007 US$4.324 million) and total debt outstanding (including the line of credit) at June 30, 2008 was US$5.736 million (June 2007 US$7.520 million). Member guarantees are not required to support Synerject’s financing arrangements.

Synerject uses an interest rate swap agreement to limit exposure to changing interest rates on its variable rate note payable. Interest rate differentials to be paid or received as a result of the swap agreement are accrued and recognised as an adjustment of interest expense related to the associated debt.

Trend Information

We anticipate that royalty earnings will be influenced by the downturn of the North American marine market. Engineering services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2008 was $5.0 million compared to $7.0 million at December 31, 2007. The Synerject result will be influenced by the timing of the launch of new products in China and India and the downturn in the North American marine market. The market for professional engineering services staff has been more competitive, causing a upward trend in labour costs over the past 3 years.

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

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk—Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2008	2007	2008	2007
Cash – Floating (and fixed less than 6 months)	8,804	11,287	3.21	6.11

At June 30, 2008 and June 30, 2007 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average Exchange Rate A$
	2008	2007	2008	2007
Cash held in United States Dollars	109	268	0.9674	0.8501
Cash held in European currency units	62	49	0.6175	0.6379
Receivables in United States Dollars	952	512	0.9674	0.8501
Receivables in European currency units	13	23	0.6175	0.6379
Payables in United States Dollars	360	4,495	0.9674	0.8501

The Company’s equity accounted jointly controlled entity has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Weighted Average Exchange Rate A$
	2008	2007	2008	2007
Synerject LLC	13,109	12,974	0.9674	0.8501

At June 30, 2008 Orbital did not have any foreign currency sensitive derivative instruments.

At June 30, 2007 Orbital had foreign currency exchange sensitive derivative instruments totalling US$0.500m (A$0.588m).

Details of Orbital’s foreign currency translation exposure as at June 30, 2008, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent
Receivables	US$0.546 m	0.9674	564,515
Receivables	Euro 0.008 m	0.6175	12,714

Maturity Profile of Commercial Commitments

	At June 30, 2008 Expected Maturity or Expiry Date
Obligations (A$’000s)	2009	2010	2011	2012	2014	Total	Fair Value
Operating Leases	56	9	6	—	—	71	71
Long –Term Debt (1)	4,135	—	—	—	19,000	23,135	18,286
Average Interest Rate	0%				0%

Total	4,191	9	6	—	19,000	23,206	18,357

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”

Synerject LLC was restructured and refinanced during fiscal year 2003. As part of the restructure, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to June 30, 2006, compared to the planned performances, is to be reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject LLC (the “recalculation”). The settlement of the arrangement has been deferred until June30, 2008.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was at the earliest July 1, 2006 but has been extended by two years to June 30, 2008.

The assessment of the contributed business performance will not be tabled until after June 30, 2008. However, the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Continental, Continental will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable in Fiscal 2009.

Orbital is now in discussions with Continental Corporation regarding the above to determine the change (if any) which may arise as a result of the options available above. Orbital has sufficient capital to exercise the option to maintain 50% ownership of Synerject should it so choose.

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

On March 11, 2008 the Company announced the appointment of Dr Mervyn Jones and Dr Vijoleta Braach-Maksvytis as Non-Executive Directors effective March 31, 2008.

On March 20, 2008 the Company announced that Managing Director and Chief Executive officer, Dr Rodney Houston was to resign from the Company. On May 20, 2008 the Company announced the appointment of Mr Terry Stinson as the Managing Director and Chief Executive Officer effective June 21, 2008.

On July 23, 2008 the Company announced the retirement of Mr John Marshall as a Non-Executive Director.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board
William Peter Day	Non Executive Chairman (1)(2)	August 22, 2007
John Grahame Young	Non Executive Director (1) (2)	November 13, 1985
Mervyn Thomas Jones	Non Executive Director (1) (2)	March 31, 2008
Vijoleta Braach-Maksvytis	Non Executive Director (1) (2)	March 31, 2008
Terry Dewayne Stinson	Chief Executive Officer and Managing Director	June 21, 2008

(1)	Member of Audit Committee

(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

MR WILLIAM PETER DAY, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD, age 58

Joined the Board and appointed Chairman in August 2007. Mr Day was most recently Chief Financial Officer of the global packaging group Amcor; he retired from that role on 31 December 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is also a non executive director of Ansell Limited, SAI Global Limited, Multiple Sclerosis Limited (and related entities) and Financial Executives International (Australia) Pty Limited.

MR JOHN GRAHAME YOUNG, LLB, FAICD age 64

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

DR MERVYN THOMAS JONES, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ), age 60

Independent Non-Executive Director. Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a director of a number of non listed and private companies.

DR VIJOLETA BRAACH-MAKSVYTIS, Bsc (Hons), Phd, MAICD age 50

Independent Non-Executive Director. Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, where she is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field, and is also a company director, on the advisory board of the Intellectual Property Research Institute of Australia, Commissioner for UNESCO, and Governor for Foundation for Development Cooperation.

MR TERRY DEWAYNE STINSON, BBA (Hons), age 50

Managing Director and Chief Executive Officer. Joined the Board on 21 June 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject JV Board. Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held $US1 billion multinational outboard marine propulsion and boat company.

Under an Executive Service Agreement, Mr Stinson’s total fixed remuneration (“TFR”) will be $350,000, with annual cash bonuses of up to 60% of the TFR payable on achievement of stringent performance targets to be set by the Board.

Mr Stinson will also participate in the Company’s performance based Executive Long Term Share Plan and the Performance Rights Plan.

Participation in the Executive Long Term Share Plan is subject to shareholders approval each year. The Executive Long Term Share Plan currently provides for the issue of shares based on the Company achieving a Total Shareholder Return, over a 3 year performance period, at or above the 50th percentile of a peer group of companies.

Shareholders have approved Mr Stinson’s participation in the Performance Rights Plan under which Mr Stinson was awarded 11,500,000 performance rights. The performance rights have been granted in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

Mr Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date.

The combined potential annual value of the Executive Long Term Share Plan and the Performance Rights Plan will be set at a maximum of 70% of the TFR.

The service agreement is for an indefinite period and may be terminated at any time by the Company on 12 months notice (other than for reasons of serious misconduct). Mr Stinson is required to provide three months notice of termination.

Details of each Director’s remuneration are shown below.

		Short Term				Post Employment	Share Based Payments
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $
Directors
Non-executive
W Peter Day	2008	88,080	—	—	88,080	7,273	—	95,353
Chairman (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Donald W J Bourke	2008	11,120	—	—	11,120	1,001	—	12,121
Chairman (Non-executive)	2007	96,376	—	7,033	103,409	8,674	—	112,083
	2006	96,376	—	6,228	102,604	8,674	—	111,278

J Grahame Young	2008	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2007	52,358	—	—	52,358	4,712	—	57,070
	2006	52,358	—	—	52,358	4,712	—	57,070

John R Marshall	2008	55,050	—	—	55,050	—	—	55,050
Director (Non-executive)	2007	55,050	—	—	55,050	—	—	55,050
	2006	55,050	—	—	55,050	—	—	55,050

Mervyn T Jones	2008	11,655	—	—	11,655	1,049	—	12,704
Director (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Vijoleta Braach-Maksvytis	2008	11,655	—	—	11,655	1,049	—	12,704
Director (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Executive
Rodney A Houston	2008	291,908	—	—	291,908	33,132	71,930	396,970
Director and Chief Executive Officer	2007	277,525	37,500	—	315,025	30,618	55,668	401,311
	2006	239,163	40,000	—	279,163	28,202	46,453	353,818

Terry D Stinson	2008	36,948	—	—	36,948	3,325	—	40,273
Director and Chief Executive Officer	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Peter C Cook	2008	—	—	—	—	—	—	—
Director and Chief Executive Officer	2007	—	—	—	—	—	—	—
	2006	109,915	—	—	109,915	13,190	—	123,105

Total Consolidated, all specified directors	2008	558,774	—	—	558,774	51,541	71,930	682,245
	2007	481,309	37,500	7,033	525,842	44,004	55,668	625,514
	2006	552,862	40,000	6,228	599,090	54,778	46,453	700,321

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience
Geoff Paul Cathcart March 14, 1994

Director of Engineering and Operations.

Dr. Cathcart has held a number of senior management positions within the engineering department. Dr. Cathcart has overall responsibility for the engineering and operations department.

Brian Anthony Fitzgerald February 22, 1982

Director, Corporate Business Development.

Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for acquisition and establishment of new businesses for Orbital. He is also responsible for Orbital Gas Products and is a Director of Synerject.

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer and Company Secretary.

Mr. Halliwell has 24 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia.

Details of each Key Management Personnel’s remuneration are shown below.

		Short Term				Post Employment	Share Based Payments
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $
Key Management Personnel
Keith A Halliwell	2008	234,715	7,500	—	242,215	26,121	47,710	316,046
Chief Financial Officer & Company Secretary	2007	225,387	30,500	—	255,887	24,611	45,430	325,928
	2006	213,811	17,000	—	230,811	24,772	46,293	301,876

B Anthony Fitzgerald	2008	203,117	7,500	—	210,617	20,651	36,690	267,958
Director of Sales and Marketing	2007	191,813	23,600	—	215,413	18,426	35,753	269,592
	2006	183,527	15,000	—	198,527	17,257	37,070	252,854

Geoff P Cathcart	2008	175,600	7,500	—	183,100	15,918	21,247	220,265
Director of Engineering & Operations	2007	156,368	14,800	—	171,168	12,994	15,212	199,374
	2006	141,042	9,000	—	150,042	12,993	13,717	176,752

Total Consolidated, all Key Management Personnel	2008	613,432	22,500	—	635,932	62,690	105,647	804,269
	2007	573,568	68,900	—	642,468	56,031	96,395	794,894
	2006	538,380	41,000	—	579,380	55,022	97,080	731,482

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are as follows:

	2008	2007	2006
	$	$	$
Short-term employee benefits	1,194,706	1,168,310	1,178,470
Post-employment benefits	114,231	100,035	109,800
Equity compensation benefits	177,577	152,063	143,533

	1,486,514	1,420,408	1,431,803

For fiscal 2008 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.487 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2008 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.114 million.

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

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

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

Each Director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

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

The Company's policy with respect to Directors and Officers dealing in the Company's shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company's securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company's securities;

•	Directors and Officers are prohibited from short term trading in the Company's securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company's securities during the period from one month prior to the proposed release of the Company's annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

•	Conflict of Interest

In accordance with the Corporations Act 2001 and the Company's constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

•	Human Resources, Remuneration and Nomination Committee

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Mr W P Day (Chairman), Mr D W J Bourke (Chairman), Mr J G Young, Mr J R Marshall, Dr M T Jones and Dr V Braach-Maksvytis.

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

Remuneration Report

•	Principles of compensation

Remuneration is referred to as compensation throughout this report.

This Remuneration Report outlines the director and executive remuneration arrangements of the Group. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives. To this end, the Company embodies the following principles in its remuneration framework:

•	provide competitive rewards to attract high calibre executives;

•	link executive rewards to shareholder value and company performance;

•	have a significant portion of executive remuneration 'at risk'; and

•	establish appropriate, demanding performance hurdles for variable executive remuneration.

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2008, 1,200,000 shares were issued in accordance with the terms of the plan. No shares were issued in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meetings in October 2004 and October 2008, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, but the plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 and 2007 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI were met under the LTI for the first time since its inception in 2008 and as a result 1,200,000 shares were issued.

	2008	2007	2006	2005	2004
EBIT ($ Millions)	0.336	1.603	1.023	(2.320)	2.881
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.190)	0.209	(0.014)	(0.035)	0.015
Return of capital	—	—	—	—	—

Service Agreements

The service contract for the Chief Executive Officer is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The Chief Executive Officer has the right to terminate the contract on 3 months notice. The Chief Executive Officer has no entitlement to termination payment in the event of removal for misconduct.

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Mr J R Marshall, Dr M T Jones and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2008 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

Continuous Disclosure and Communication with Shareholders

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity's state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange (“ASX”) as required.

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

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, the aggregate remuneration of non-executive directors, the granting of shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

Employees

Details of the number, category and location of employees of the Orbital Group in the last two years are as follows:

	June 2008		June 2007		June 2006
Category	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	5	—
Admin / Sales	16	—	15	1	20	1
Engineers	37	—	35	—	38	—
Technicians	30	—	29	—	28	—
Others	2	—	2	—	2	—
Total	89	—	85	1	93	1

Share Ownership

Details of share ownership by Directors and senior managers at December 16, 2008 are as follows:

Director	Ordinary Shares
W P Day	100,000
T D Stinson	1,059,000
J G Young	748,537
M T Jones	180,000

Senior Managers
G P Cathcart B A Fitzgerald K A Halliwell	303,464 675,174 941,890

Directors and senior managers do not have different voting rights from other shareholders.

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

Executive Long Term Share Plan – 2004 Offer

At the Company’s Annual General Meeting on October 26, 2004, shareholders approved the participation of the then Managing Director, Mr Peter Cook, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr. Cook was offered up to 750,000 fully paid ordinary shares. The offer expired on the cessation of Mr Cook’s employment on September 30, 2005 and no shares were granted.

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

The Company’s TSR was compared to its peer group for the 3 year performance period ending on August 31, 2007. The Company performance was measured at the 76th percentile of the peer group and 100% of the shares offered were granted to each eligible executive. The Managing Director, Dr Rod Houston was granted 300,000 shares under this offer.

Employee Share Plan – 2005 Offer

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

Executive Long Term Share Plan – 2005 Offer

At the Company’s Annual General Meeting on October 25, 2005, shareholders approved the participation of the then Managing Director, Dr Rodney Houston, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Dr Houston has been offered up to 675,000 fully paid ordinary shares.

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

The Company’s TSR was compared to its peer group for the 3 year performance period ending on August 31, 2008. The Company performance was measured at the 70th percentile of the peer group and 90% of the shares offered were granted to each eligible executive.

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

Executive Long Term Share Plan – 2006 Offer

At the Company’s Annual General Meeting on October 24, 2006, shareholders approved the participation of the then Managing Director, Dr Rodney Houston, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Dr Houston has been offered up to 1,243,750 fully paid ordinary shares.

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

Employee Share Plan – 2007 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2007 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On October 31, 2007, a total of 236,374 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2007 Offer

At the Company’s Annual General Meeting on October 23, 2007, shareholders approved the participation of the then Managing Director, Dr Rodney Houston, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Dr Houston has been offered up to 512,500 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2004 year under the Plan (referred to above). The comparison will be made over a three year “Performance Period” commencing on September 1, 2007 and ending on August 31, 2010.

Dr Rod Houston

On 23 July 2008 the Company announced the issue of shares to Dr Rodney Houston, the former Chief Executive Officer and Managing Director, in accordance with the terms and conditions of the Executive Long Term Share Plan as approved by shareholders. The Board of Directors exercised their authority under the Plan to make an ex-gratia allocation of 1,037,500 ordinary shares in the Company. The remaining 907,500 Executive Long Term Share Plan shares offered under the 2005, 2006 and 2007 offers, but not yet granted, have been forfeited by Dr Houston.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of December 16, 2008, Orbital had issued and outstanding 478,885,050 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
Equity Trustees Limited SGH PI Smaller Co’s (as notified on 13 June 2007)	29,332,832	6.20%

There has been no significant change in the composition of major shareholders.

The Executive Officers and Directors of Orbital as a group own 4,008,065 ordinary shares which represent 0.84% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 478,885,050 ordinary shares in the company on issue at December 16, 2008, 74% of which are held by 5,497 shareholders located in Australia.

There are 2,812,631 ADR’s (representing 112,505,240 ordinary shares in the company) on issue at December 16, 2008 held by 387 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2008 (nil in both fiscal 2007 and 2006).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at November 30, 2008 and June 30 in each of the preceding two years are as follows:

	November, 30 2008 (A$000’s)	2008 (A$000’s)	2007 (A$000’s)	2006 (A$000’s)
Receivables - Non-current	21,029	17,375	12,826	12,642
Borrowings - Non-current	8,805	6,431	8,582	9,183

The largest amounts outstanding during the periods covered were as follows:

	2008 (A$000’s)	2007 (A$000’s)	2006 (A$000’s)
Receivables - Non-current	17,375	13,142	13,914
Borrowings - Non-current	8,582	9,183	11,684

During fiscal 2008, nil interest expense (fiscal 2007: nil; fiscal 2006: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2007 and 2006: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at November 30, 2008 and June 30 in each of the preceding two years are:

	November, 30 2008 (A$000’s)	2008 (A$000’s)	2007 (A$000’s)	2006 (A$000’s)
Receivables - Current	5	16	21	54
Payables - Current	—	—	—	43

During fiscal 2008, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.081 million (2007: A$0.047 million) and purchased goods and services from Synerject LLC to the value of A$0.078 million (2007: A$0.088 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-44 included herein.

Significant Changes

There have been no significant changes to the operations of the Company since the date of the annual financial statements.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2009 fiscal year.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2003-04		A$	0.22		3,333,210	A$	0.12		58,000	US$	5.65		28,600	US$	3.35		0
2004-05		A$	0.16		2,728,797	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2005-06		A$	0.125		3,221,730	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2006-07		A$	0.345		3,760,493	A$	0.090		1,270	US$	11.17		22,900	US$	2.75		0
2007-08		A$	0.380		6,794,414	A$	0.100		4,864	US$	13.00		32,000	US$	3.90		0
2006-07	Q1	A$	0.105		13,760,545	A$	0.090	*	1,270	US$	3.05		23,900	US$	2.75	*	0
	Q2	A$	0.215		10,539,283	A$	0.094		43,000	US$	6.50		51,400	US$	2.83		200
	Q3	A$	0.240		8,929,938	A$	0.170		47,611	US$	7.45		34,700	US$	5.15		0
	Q4	A$	0.345	*	3,760,493	A$	0.210		67,000	US$	11.17	*	22,900	US$	6.95		0
2007-08	Q1	A$	0.380	*	6,794,414	A$	0.210		36,000	US$	13.00	*	32,000	US$	6.10		0
	Q2	A$	0.330		3,934,095	A$	0.235		2,711	US$	11.70		23,800	US$	8.55		200
	Q3	A$	0.255		4,746,064	A$	0.100		1,100	US$	8.90		23,000	US$	3.95		0
	Q4	A$	0.180		4,607,035	A$	0.100	*	4,864	US$	6.40		16,900	US$	3.90	*	0
Jun 2008		A$	0.155		1,730,630	A$	0.105		19,610	US$	5.78		10,600	US$	4.40		0
Jul 2008		A$	0.120		1,462,500	A$	0.090		10,000	US$	4.50		14,900	US$	3.10		0
Aug 2008		A$	0.090		2,018,000	A$	0.080		20,660	US$	4.35		9,700	US$	2.85		0
Sept 2008		A$	0.082		7,330,005	A$	0.055		36,000	US$	3.05		52,600	US$	1.95		0
Oct 2008		A$	0.068		1,460,659	A$	0.043		4,500	US$	2.10		17,144	US$	1.30		0
Nov 2008		A$	0.065		496,928	A$	0.044		10,000	US$	1.65		6,975	US$	1.05		0

*	Denotes annual high and low closing market prices in the relevant year.

On November 30, 2008, the closing sale price of the ordinary shares on the ASX was A$0.047 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$1.44 per ADS. On November 30, 2008, 2,821,631 ADSs, representing 112,865,240 ordinary shares, or approximately 24% of the outstanding ordinary shares, were outstanding and were held by 387 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

Taxation

The following is a summary of material United States federal income and Australian tax consequences of the ownership of ordinary shares or ADSs by US Holders. Except as otherwise noted, the statements of Australian and United States tax laws set out below are based on the laws in force, as of the date of this Annual Report, and are subject to any changes in United States or Australian law, and in any double taxation convention between the United States and Australia, occurring after that date possibly with retrospective effect.

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

United States Federal Income Taxation

The following is a summary of the material United States Federal income tax consequences resulting from the ownership and disposition of ADSs or ordinary shares by US Holders. This summary applies only to holders who hold ADSs or ordinary shares as capital assets and does not apply to holders of ADSs or ordinary shares that are subject to special rules, such as holders that:

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

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Convention between the United States of America and Australia (the “Treaty”). These laws are subject to change, possibly on a retrospective basis.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends paid to non-corporate US Holders in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the US Holder holds the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the shares or ADSs generally will be qualified dividend income.

US Holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable to a US Holder when such US Holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution to be included in income of a US Holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the double taxation treaty between Australia and the United States and paid over to Australia will be creditable against the US Holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 percent tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income and dividends paid in taxable years beginning after December 31, 2006 will, depending on the US Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to US Holders.

It is possible that we are or will be at least 50% owned by persons treated as United States persons under the US tax code. Under Section 904(h) of the US tax code, dividends paid by a non-U.S. corporation that is at least 50% owned by US persons may be treated as US source income rather than non-US source income for foreign tax credit purposes to the extent the non-US corporation has more than an insignificant amount of US source income. The effect of this rule, if applicable in future years, may be to treat a portion of the dividends paid by us as United States source income for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Capital gain of a noncorporate US Holder that is recognized in taxable years beginning on or after May 6, 2003 and before January 1, 2011 is generally taxed at a maximum rate of 15 percent where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Orbital believes that ordinary shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. The US Holder would be treated as if such holder had realized such gain and certain “excess distributions” rateably over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, ordinary shares or ADSs will be treated as stock in a PFIC if Orbital was a PFIC at any time during the US Holder’s holding period in the ordinary shares or ADSs. Dividends that a US Holder receives from Orbital will not be eligible for the special tax rates applicable to qualified dividend income if Orbital is treated as a PFIC with respect to a US Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, refer to note 4 “Financial Risk Managements Objectives and Policies” in our audited consolidated financial statements.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and cash equivalents on deposit with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested.

Foreign currency risk

As a result of investment in the equity accounted jointly controlled entity, Synerject LLC, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates. The present value of the additional investment in Synerject LLC is recognized in its functional currency and is not exposed to any foreign currency risk.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 43% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 99% of costs are denominated in the unit's functional currency.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties.

Liquidity risk

The Group’s does not have any bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at 30 June 2008.

The only external borrowing of the Group is the interest free Western Australian Government loan of $19 million repayable in May 2014.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, Orbital’s disclosure controls and procedures were effective.

(b)	Management’s Report on Internal Control Over Financial Reporting:

Orbital’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2008. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2008, its internal control over financial reporting is effective based upon those criteria.

Ernst & Young, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an audit report on the Company’s internal control over financial reporting as of June 30, 2008

(c)	Attestation Report of the Registered Public Accounting Firm:

See report of Ernst & Young, an Independent Registered Public Accounting Firm, on page F-2 for 2008.

(d)	Changes in Internal Control Over Financial Reporting:

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the three non-executive directors of the Company’s Board. Mr W P Day qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any other purpose as a result of being identified as an audit committee financial expert. Mr Day is a Fellow of CPA Australia, Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Institute of Chartered Accountants in United Kingdom. He is currently a member of the International Accounting Standards Board’s Joint International Group on Financial Statements, a former Chairman of the Australian Accounting Standards Board and was Deputy Chairman of the Australian Securities and Investments Commission.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, 2008: Ernst & Young and 2007: KPMG, are as follows:

	2008		2007
Services Rendered	Fees ($A)%		Fees ($A)%
Audit Fees	378,979	91.8	403,017	91.8
Audit – Related Fees	—	—	—	—
Tax Fees (1)	9,000	2.2	28,000	6.4
- Other member firms	—	—	8,000	1.8
All Other Fees (2)	25,000	6.0	—	—

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance, tax advice and preparation and lodgement of Research & Development Claims.
(2)	All other fees relate to services performed for executive remuneration consultancy services.

Pre-approval Policies and Procedures

Orbital’s Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by the Company’s auditors, Ernst & Young. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of the auditor or on an individual basis. Any proposed services exceeding general pre-approved levels require specific approval of the Chairman of the Audit Committee. The policy prohibits retaining the auditor to perform the prohibited non-audit functions as defined for the purposes of section 201 of the Sarbanes-Oxley Act.

All services performed by Ernst & Young and other Ernst & Young member firms as detailed above received Audit Committee approval prior to provision of those services. No services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-44 included herein.

ITEM 19.	EXHIBITS

(a)	Financial Statements and Financial Statement Schedules

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c)	Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated by reference to our registration statement on Form 20-F filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“OCP”	Orbital Combustion Process. A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“OCP Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the OCP Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital's founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

Stoichiometric	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED
(Registrant)

/s/ KA Halliwell
Date: December 19, 2008	KEITH HALLIWELL
Company Secretary and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheet of Orbital Corporation Limited and subsidiaries (the “Company”) as of June 30, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of Synerject LLC (“Synerject”), a significant investee of the Company which is accounted for by use of the equity method (see note 16 to the consolidated financial statements), as of and for the year ended June 30, 2008. The Company’s investment in Synerject was $13,109,000 as of June 30, 2008 and share of profit in income of Synerject was $2,357,000 for the year ended June 30, 2008. Those statements were prepared in accordance with accounting principles generally accepted in the United States of America and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Synerject, on the basis of accounting principles generally accepted in the United States of America, as of and for the year ended June 30, 2008, is based solely on the report of the other auditors. We have applied auditing procedures to the adjustments to reflect investment in Synerject and share of profit in income of Synerject in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited and subsidiaries as of June 30, 2008, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Orbital Corporation Limited’s internal control over financial reporting as of June 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Perth, Australia

December 19, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited Orbital Corporation Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Orbital Corporation Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Orbital Corporation Limited maintained, in all material respects, effective internal control over financial reporting as of June 30,2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Orbital Corporation Limited and subsidiaries as of June 30, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and our report dated December 19, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Perth, Australia

December 19, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and its controlled entities (the “Consolidated Entity”) as of 30 June 2007, and the related consolidated income statements, statements of cash flows, and recognised income and expenses for each of the years in the two year period ended 30 June 2007. These consolidated financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Entity as of 30 June 2007, and the results of its operations and its cash flows for each of the years in the two year period ended 30 June 2007, in conformity with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001. In complying with Australian Accounting Standards, the financial statements are also in conformity with International Financial Reporting Standards (“IFRS”).

/s/ KPMG

KPMG

Perth, Australia

22 August 2007

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

			2008	2007	2006
	NOTE		$’000	$’000	$’000
Engineering services income			11,681	12,514	8,645
Licence and royalty income			2,684	2,294	2,394
Other revenue	7		574	448	332

Total Revenue			14,939	15,256	11,371

Other income	8		372	390	492
Employee benefits expenses	9	(a)	(9,812)	(9,428)	(8,297)
Depreciation and amortisation			(1,272)	(1,001)	(1,122)
Engineering consumables and contractors			(924)	(1,641)	(1,136)
Travel and accommodation			(1,013)	(980)	(1,009)
Communications and computing			(649)	(647)	(667)
Patent costs			(404)	(509)	(462)
Insurance costs			(388)	(422)	(535)
Audit, compliance and listing costs			(817)	(702)	(689)
Settlement of legal dispute			—	(582)	—
Finance costs	9	(b)	(886)	(816)	(622)
Other expenses	9	(c)	(1,479)	(840)	(726)
Share of profit of jointly controlled entity	16	(c)	2,357	3,157	4,135

Profit before income tax			24	1,235	733
Income tax benefit/(expense)	10	(b)	445	98	(218)

Profit for the year attributable to the members of the parent entity			469	1,333	515

Earnings per share:
Basic earnings per share (in cents)	11		0.10	0.30	0.13
Diluted earnings per share (in cents)	11		0.10	0.29	0.13

Basic earnings per ADS (in cents)	11		3.96	11.94	4.00
Diluted earnings per ADS (in cents)	11		3.88	11.76	4.00

The income statements are to be read in conjunction with the notes to the financial statements set out on pages F8 to F44.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2008

			2008	2007	2006
	NOTE		$’000	$’000	$’000
Foreign currency translation reserve	27	(b)	(1,627)	(1,692)	276
Share of jointly controlled entity’s cash flow hedge reserve	27	(b)	(35)	(37)	—

Income and expense recognised directly in equity			(1,662)	(1,729)	276
Profit/(loss) for the period			469	1,333	515

Total recognised income and expense for the period			(1,193)	(396)	791

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages F8 to F44.

BALANCE SHEETS AS AT 30 JUNE 2008

		2008	2007
	NOTE	$’000	$’000
Assets
Cash and cash equivalents	12	8,804	11,287
Trade and other receivables	13	7,198	4,544
Inventories	14	1,697	6

Total Current Assets		17,699	15,837

Interests in jointly controlled entity	16	13,109	12,974
Deferred tax assets	17	5,494	6,082
Property, plant & equipment	18	5,586	6,107
Goodwill	19	351	—

Total Non-Current Assets		24,540	25,163

Total Assets		42,239	41,000

Liabilities
Trade and other payables	20	7,322	4,214
Employee benefits	23	1,028	1,190
Other provisions	24	126	—

Total Current Liabilities		8,476	5,404

Non interest bearing liabilities	22	14,151	17,958
Employee benefits	23	1,362	1,236
Government grants	25	2,760	—

Total Non-Current Liabilities		18,273	19,194

Total Liabilities		26,749	24,598

Net Assets		15,490	16,402

Equity
Share capital	26	225,720	225,560
Reserves	27	(2,457)	(916)
Accumulated losses	27	(207,773)	(208,242)

Total Equity		15,490	16,402

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F8 to F44.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007	2006
	NOTE	$’000	$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		10,728	14,267	10,159
Cash paid to suppliers and employees		(12,176)	(14,516)	(12,273)

Cash used in operations		(1,448)	(249)	(2,114)
Interest income		574	377	356
Income taxes paid		(11)	(310)	(110)

Net cash provided by/(used in) operating activities	31	(885)	(182)	(1,868)

Cash Flows from Investing Activities
Synerject dividend received		958	—	—
Synerject equity investment		—	—	(2,735)
Proceeds from sale of property, plant & equipment		8	33	166
Acquisition of property, plant & equipment		(727)	(677)	(211)
Costs incurred in acquisition of business	33	(111)	—	—
Acquisition of business	33	(1,758)	—	—

Net cash used in investing activities		(1,630)	(644)	(2,780)

Cash Flows from Financing Activities
Proceeds from issue of share capital		—	9,204	—
Transaction costs from issue of shares		—	(412)	—

Net cash provided by financing activities		—	8,792	—

Net increase/(decrease) in cash and cash equivalents		(2,515)	7,966	(4,648)
Cash and cash equivalents at 1 July		11,287	3,325	7,972
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		32	(4)	1

Cash and cash equivalents at 30 June	12	8,804	11,287	3,325

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2006, 2007 and 2008.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F8 to F44

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2008, and the comparative periods, comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

The consolidated financial report was authorised for issue by the directors on 20 August 2008.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value.

The methods used to measure fair values are discussed further in note 5.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

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

Judgements made by management in the application of Australian Accounting Standards and IFRS that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

The Group has adopted AASB 7/IFRS 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

Certain comparative amounts have been reclassified to conform with the current year’s presentation. For details of these changes refer to note 27(c).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

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

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Joint Ventures

The Group has an interest in a joint venture that is a jointly controlled entity. Joint ventures are contractual arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The Group accounts for its interest in the jointly controlled entity using the equity method of accounting. Under the equity method, the investment in the joint venture is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in the joint venture.

The Group’s share of the joint venture’s post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the joint venture are recognised in the consolidated financial statements as a reduction of the carrying amount of the investment.

When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

The reporting date of the joint venture and the Group are identical. The joint venture reports under US GAAP and appropriate adjustments are made to align the accounting policies to IFRS.

(iii)	Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with joint venture entities are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the joint venture. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the joint venture entity or, if not consumed or sold by the joint venture entity, when the Group’s interest in such entities is disposed of.

(b)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and jointly controlled entities – see below) are retranslated to the functional currency (Australian dollars) at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

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

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

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

Trade receivables

Trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance sheet date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2008 totalled approximately 597,000 (2007: 556,000).

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Included in current liabilities is an amount owing to Continental Corporation for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4 million which has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

(ii)	Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

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

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

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

(v)	Asset Sales

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

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

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

The provisions for employee entitlements to wages, salaries and annual leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

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

Employees have been offered the right to take up shares in the Company under two plans. The Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service. The Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. The fair value of shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

(j)	Provisions - Warranties

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

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue Recognition

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

(ii)	Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iii)	Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(iv)	Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(l)	Leases

(i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(m)	Finance expense

Financing costs include interest payable on borrowings calculated using the effective interest method, and gains and losses on hedging instruments that are recognised in the income statement. Borrowing costs are expensed as incurred and included in net financing costs.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income Tax (continued)

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

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

(q)	Earnings per share

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

(r)	Government grants

Government grants are recognised when the grant is received.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(s)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in note 5.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2008, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8/IFRS 8 and AASB 2007-3/IFRS 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114/IFRS 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8/IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosures.	1 July 2009

AASB 123/IFRS 123 (Revised) and AASB 2007-6/IFRS 2007-6	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123/IFRS 123 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to AASB 123/IFRS 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group’s financial report.	1 July 2009

AASB 101/ IFRS 101 (Revised) and AASB 2007-8/IFRS 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income.

Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

			1 January 2009	These amendments are only expected to affect the presentation of the Group’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009

AASB 2008-1/IFRS 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of ‘vesting conditions’, introducing the term ‘non-vesting conditions’ for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 3/IFRS 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 July 2009

AASB 127/IFRS 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.	1 July 2009

AASB 2008-3/IFRS 2008-3	Amendments to Australian Accounting Standards arising from AASB 3/IFRS 3 and AASB 127/IFRS 127	Amending standard issued as a consequence of revisions to AASB 3/IFRS 3 and AASB 127/IFRS 127.	1 July 2009	Refer to AASB 3/IFRS 3 (Revised) and AASB 127/IFRS 127 (Revised) above.	1 July 2009

Amendments to International Financial Reporting Standards	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The main amendments of relevance to Australian entities are those made to IAS 27 deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127/IFRS 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.

1 January 2009

Recognising all dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognised by the parent entity after adoption of these amendments.

In addition, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a ‘carry-over basis’ rather than at fair value.

1 July 2009

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
Amendments to International Financial Reporting Standards	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	1 July 2009

*	designates the beginning of the applicable annual reporting period unless otherwise stated.

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and non-interest bearing liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group’s operations and its sources of revenue. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and cash equivalents on deposit with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested.

At balance date, the Group had the following mix of financial assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	2008	2007	2006
	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	8,804	11,287	3,325

	8,804	11,287	3,325

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)			Other Equity Higher/(Lower)
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Consolidated
+1% (100 basis points)	88	113	33	—	—	—
-.5% (50 basis points)	(44)	(56)	(17)	—	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2008 as in 2007 because the only balances affected by interest rates are cash balances.

Foreign currency risk

As a result of investment in the equity accounted jointly controlled entity, Synerject LLC, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates. The present value of the additional investment in Synerject LLC is recognized in its functional currency and is not exposed to any foreign currency risk.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 43% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 99% of costs are denominated in the unit’s functional currency.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2008, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	2008	2007	2006
	$’000	$’000	$’000
Financial assets
Cash and cash equivalents	172	317	129
Trade and other receivables	952	1,076	1,316

	1,124	1,393	1,445

Financial liabilities
Trade and other payables	—	—	—
Loans and advances from controlled entities	—	—	—

	—	—	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)			Other Equity Higher/(Lower)
	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Consolidated
AUD/USD +10%	(102)	(127)	(131)	178	373	428
AUD/USD -5%	96	240	76	(167)	(707)	(248)

The movements in profit in 2007 are more sensitive than in 2008 due to the higher level of US Dollar cash and cash equivalents at balance date.

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties.

Liquidity risk

The Group’s does not have any bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at 30 June 2008.

The only external borrowing of the Group is the interest free Western Australian Government loan of $19 million repayable in May 2014.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2008. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2008. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	2008	2007	2006
	$’000	$’000	$’000
6 months or less	7,322	4,214	3,268
6-12 months	—	—	—
1-5 years	—	4,543	—
Over 5 years	19,000	19,000	19,000

	26,322	27,757	22,268

Maturity analysis of financial assets and liability based on management’s expectation.

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables. These assets are considered in the Group’s overall liquidity risk.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

	<6 months	6-12 months	1-5 years	>5 years	Total
	$’000	$’000	$’000	$’000	$’000
Consolidated
Financial assets
Cash and cash equivalents	8,804	—	—	—	8,804
Trade and other receivables	7,198	—	—	—	7,198

	16,002	—	—	—	16,002

Consolidated
Financial liabilities
Trade & other payables	7,322	—	—	—	7,322
Non-interest bearing liabilities	—	—	—	14,151	14,151

	7,322	—	—	14,151	21,473

Net maturity	8,680	—	—	(14,151)	(5,471)

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

(a)	Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Management do not consider that triggers for impairment testing exist at balance date and as such these assets have not been tested for impairment in this financial period.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b)	Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan shares is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 32. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 24.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers’ warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

6.	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segment, is based on the Group’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets, income and expenses.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

(a)	Business Segments (primary reporting)

	Engineering Services			Royalties and licences (i)			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment Revenue	11,681	12,514	8,645	2,684	2,294	2,394	14,365	14,808	11,039

Unallocated other revenue							574	448	332

Total Revenue							14,939	15,256	11,371

Segment Result	2,406	3,241	409	771	763	1,197	3,177	4,004	1,606

Unallocated expenses - net (ii)							(4,624)	(5,110)	(4,386)
Finance costs							(886)	(816)	(622)
Share of profit of jointly controlled entity							2,357	3,157	4,135

Net Profit before related income tax							24	1,235	733

Income tax benefit							445	98	(218)

Profit after tax attributable to members							469	1,333	515

	Engineering Services			Royalties and licences			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,097	1,001	1,122	—	—	—	1,097	1,001	1,122
Equity settled employee compensation	117	102	86	—	—	—	117	102	86
Other non-cash expenses	17	(1)	3	354	—	—	371	(1)	3

Segment non-cash expenses	1,231	1,102	1,211	354	—	—	1,585	1,102	1,211

Systems warranty credits							—	(101)	(219)
Equity settled employee compensation							164	161	178
Amortisation of non-interest bearing loans							886	816	622
Amounts set aside to warranty and other provisions							—	(52)	(222)
Share of profit of jointly controlled entity							(2,357)	(3,157)	(4,135)
Foreign exchange translation loss							175	69	(12)

Total non-cash (revenue) and expenses							453	(1,162)	(2,577)

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

6.

(a)	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2008	2007	2008	2007	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000
Segment Assets	11,971	10,140	813	517	12,784	10,657

Unallocated assets
Cash					8,804	11,287
Interests in jointly controlled entity					13,109	12,974
Assets relating to non-reportable segment					2,048	—
Deferred tax asset					5,494	6,082
Consolidated Total Assets					42,239	41,000

Segment Liabilities	8,217	6,640	—	—	8,217	6,640

Unallocated liabilities
Income tax liabilities					156	—
Trade and other payables					4,135	—
Borrowings					14,151	17,958
Systems warranty provision					75	—

Consolidated Total Liabilities					26,749	24,598

Consolidated Net Assets					15,490	16,402

Segment Acquisitions of Non current assets	727	677	—	—	727	677

(b)	Geographic Segments (secondary reporting)

	North America			Europe			Asia			Australia			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	2,982	5,400	4,023	909	585	899	5,740	5,221	3,806	4,734	3,602	2,311	14,365	14,808	11,039

	North America		Europe		Asia		Australia		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment assets	1,043	1,157	544	234	1,761	1,711	9,400	7,555	12,748	10,657

Acquisitions of non current assets	—	—	—	—	—	—	727	677	727	677

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007	2006
		$’000	$’000	$’000
7.	OTHER REVENUE

	Interest income	574	448	332

		574	448	332

8.	OTHER INCOME

	Gain/(loss) on sale of property, plant and equipment	(3)	32	85
	Automotive Competitiveness and Investment Scheme credits (a)	201	204	152
	Net foreign exchange gains	—	—	12
	Systems warranty credit	—	101	219
	Insurance claim	144	—	—
	Other	30	53	24

		372	390	492

(a)	The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities. The Group sells these credits through a tender process and recognises income from the sale when title to the credits passes to the purchaser.

9.	EXPENSES

(a)	Employee benefits expense

	Salaries and wages	7,994	7,844	6,730
	Contributions to defined contributions superannuation funds	800	780	726
	Equity settled transactions	281	263	264
	Increase in liability for annual leave	40	41	(9)
	Increase in liability for long service leave	100	36	65
	Other associated personnel expenses	597	464	521

		9,812	9,428	8,297

(b)	Finance costs

	Non-cash interest expense WA Government Loan	687	654	622
	Non-cash interest expense on deferred settlement pertaining
	to investment in Synerject LLC	199	162	—

		886	816	622

(c)	Other expenses

	Occupancy	474	477	426
	Administration	244	193	127
	Marketing	46	29	88
	Investor relations	44	61	83
	Allowance for impairment of receivables	379	(4)	(7)
	Net foreign exchange losses	175	69	—
	Other	117	15	9

		1,479	840	726

(d)	Lease payments included in income statement

	Minimum lease payments - operating lease	93	64	31

(e)	Research and development costs

	Research and development costs charged directly to the income statement	1,147	1,022	733

(f)	Write off of assets due to water damage

	Plant and equipment	7	—	—

	A burst water filter cartridge in the administration area damaged carpets and furniture. An insurance recovery relating to the water damage of $144,000 has been recognised in other income (see note 8)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007	2006
		$’000	$’000	$’000
10.	TAXATION

(a)	Recognised in the income statement

	Current tax expense
	Current year benefits/(expense)	295	(358)	(192)

		295	(358)	(192)

	Deferred tax expense
	Benefit/(expense) from previously unrecognised tax losses	150	456	(26)

		150	456	(26)

	Total income tax benefit/(expense) in income statement	445	98	(218)

(b)	Numerical reconciliation between tax benefit/(expense) and pre-tax net profit

	Profit before tax	24	1,235	733

	Income tax using the statutory tax rates	(7)	(371)	(220)
	- Non deductible expenditure	(236)	(350)	(315)
	- Effect of tax losses utilised	243	721	535
	- Net withholding tax recouped/(paid)	456	(298)	(192)
	- United States of America Federal and State taxes	(161)	(40)	—
	- Under provided for in prior periods	—	(20)	—
	- Deferred tax asset recognised	150	456	(26)

	Income tax benefit/(expense) on pre-tax net profit	445	98	(218)

(c)	Tax consolidation

	(i) Members of the tax consolidated group and the tax sharing arrangement

	Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

	(ii) Tax effect accounting by members of the tax consolidated group

	Measurement method adopted under UIG 1052 Tax Consolidation Accounting

	The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the broad principles in AASB 112/IFRS 112 Income Taxes. The nature of the tax funding agreement is discussed further below.

	In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

	Nature of the tax funding agreement

	Members of the tax consolidated group have entered into a tax funding agreement. Under the funding agreement the funding of tax within the group is based on current and deferred tax amounts of the head entity and subsidiary members of the tax consolidation group. The tax funding agreement requires payments to/from the head entity to be recognised via an inter-entity receivable (payable) which is at call.

	The amounts receivable or payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

11.	EARNINGS PER SHARE

	Basic earnings per share

	The calculation of basic earnings per share at 30 June 2008 was based on the profit/(loss) attributable to ordinary shareholders of $469,199 (2007:profit$1,332,856; 2006: profit $514,566) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2008 of 474,182,565 (2007: 446,391,420; 2006:411,015,511), calculated as follows:

		2008	2007	2006

	Profit/(Loss) attributable to ordinary shareholders	$	$	$
	Profit attributable to ordinary shareholders	469,199	1,332,856	514,566

	Weighted average number of ordinary shares	Number	Number	Number
	Issued ordinary shares at 1 July	473,126,818	411,292,088	410,595,878
	Effect of share placement	—	16,657,534	—
	Effect of shares issued for the ELTSP	910,685	—	—
	Effect of shares issued for the ESP No.1	145,062	285,709	419,633
	Effect of share purchase plan	—	18,156,089	—

	Weighted average number of ordinary shares at 30 June	474,182,565	446,391,420	411,015,511

	Effect of potential dilutive ordinary shares	7,325,000	7,065,000	4,915,000

	Weighted average number of potential dilutive ordinary shares at 30 June	481,507,565	453,456,420	415,930,511

	Earnings per share	cents	cents	cents
	Basic earnings per share	0.099	0.299	0.125

	Diluted earnings per share	0.097	0.294	0.125

	Earnings per ADS	cents	cents	cents
	Basic earnings per share	3.958	11.943	4.000

	Diluted earnings per share	3.880	11.760	4.000

	The calculation of Earnings per ADS is simply the multiplication of the Earnings per Share figure by 40 as each ADS represents 40 ordinary shares.

	Shares granted to employees (including Key Management Personnel) as described in note 32 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These ordinary shares have not been included in the determination of basic earnings per share.

			2008	2007
			$’000	$’000

12.	CASH AND CASH EQUIVALENTS

	Cash at bank		1,174	290
	Cash at bank - US dollars		4,022	268
	Cash at bank - European currency units		62	49
	At call deposits - financial institutions		602	877
	Bank bills		2,944	9,803

			8,804	11,287

	All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007
		$’000	$’000

13.	TRADE AND OTHER RECEIVABLES

	Current
	Trade receivables	6,508	3,879
	Trade receivable from related joint venture entity	16	21
	Allowance for impairment loss (a)	(428)	(49)

		6,096	3,851
	Accrued royalties	813	517
	Accrued interest	30	95
	Insurance claim receivable	162	—
	Taxation instalments	48	—
	Other receivables	10	22
	Prepayments	39	59

		7,198	4,544

(a)	Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $428,000 (2007: $49,000) has been recognised by the Group in the current year. These amounts have been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(49)	(50)
Charge for the year	(379)	1
Amounts written off	—	—

At 30 June	(428)	(49)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2008	Consolidated	6,524	5,171	425	11	489	428
2007	Consolidated	3,900	3,081	112	177	481	49

*	Past due not impaired (’PDNI’)
Considered impaired (’CI’)

Receivables past due but not considered impaired are $500,000 (2007:$658,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b)	Related party receivables

For terms and conditions of related party receivables refer to note 29.

(c)	Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(d)	Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007
		$’000	$’000

14.	INVENTORIES

	Raw materials and stores - at cost	1,697	6

	The Group acquired inventories of LPG fuel systems in the business combination (see note 33).

15.	INVESTMENTS

	Investment in PT Texmaco Perkasa Engineering Tbk - at cost	—	6,446
	Less: impairment losses in the carrying value of investments	—	(6,446)

		—	—

The investment in PT Texmaco Pekasa Engineering Tbk was written off during the year as there is no prospect of recovering any value for this investment. The investment had been fully impaired in prior reporting periods and had no impact on the income statement in the current period.

16.	INTERESTS IN JOINTLY CONTROLLED ENTITY

(a)	Interest in Synerject LLC

As at 30 June 2008, the Group holds a 50% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2007: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

The Group accounts for interests in a jointly controlled entity using the equity method.

The Group has the following interests in a jointly controlled entity:

				30 June Ownership
Name	Principal activities	Country of incorporation	Reporting Date	2008	2007
Synerject LLC	Manufacture of engine management systems	USA	30/06/2008	50%	50%

	Revenues (100%)	Profit (100%)	Total Assets (100%)	Total Liabilities (100%)	Net assets (100%)
	US$’000	US$’000	US$’000	US$’000	US$’000
2008	81,020	2,400	37,841	20,895	16,946

2007	79,627	3,501	35,911	20,337	15,574

2006	57,478	2,694	31,247	19,366	11,881

	Revenues (100%)	Profit (100%)	Share of jointly controlled entities’ net profit recognised	Total Assets (100%)	Total Liabilities (100%)	Net assets as reported by jointly controlled entities (100%)	Share of jointly controlled entities’ net assets equity accounted
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
2008	89,872	2,662	2,357	39,116	21,599	17,517	13,109

2007	100,391	4,386	3,157	42,243	23,848	18,395	12,974

2006	77,494	3,632	4,135	42,129	26,111	16,018	6,321

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

16.	INTERESTS IN JOINTLY CONTROLLED ENTITY (continued)

		2008	2007	2006
		$’000	$’000	$’000
(b)	Movements in the carrying amount of the Group’s interest in jointly controlled entity
	At 1 July	12,974	6,321	—
	Capital injection	—	4,656	2,735
	Share of profits after tax	2,357	3,157	4,135
	Share of reserves	308	151	103
	Dividends received	(958)	—	—
	Unrealised foreign exchange movements	(1,572)	(1,311)	(652)

	At 30 June	13,109	12,974	6,321

(c)	Results of jointly controlled entity
	Reversal of provision for borrowings of Synerject	—	—	654
	Share of jointly controlled entity’s profit before income tax after recommencement of equity accounting	1,353	2,314	1,649
	Share of income tax expense	(65)	(121)	(120)

	Share of jointly controlled entity’s net profit - as disclosed by jointly controlled entity	1,288	2,193	2,183
	Adjustments:
	- dissimilar accounting treatment with respect to development expenditure	810	643	1,649
	- dissimilar accounting treatment with respect to intangibles	259	321	303

	Share of jointly controlled entity’s net profit accounted for using the equity method	2,357	3,157	4,135

(d)	Commitments
	Share of jointly controlled entity’s capital commitments contracted but not provided for or payable:
	Within one year	341	515	548
	One year or later and no later than five years	889	856	1,296
	Later than 5 years	787	88	—

		2,017	1,459	1,844

(e)	Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, is being reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”). The review date was deferred until 30 June 2008, and is now under the consideration of Orbital and Continental.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was originally 30 June 2006 but has been extended due to the change of the review date.

The assessment of the contributed business performance will not be tabled until after 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Continental, that Continental will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable between 30 June 2008 and 31 December 2008.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

17.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated

	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,494	6,082	—	—	5,494	6,082

Net tax assets	5,494	6,082	—	—	5,494	6,082

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2008	2007
	$’000	$’000
Australia (net at 30%)
Tax losses	16,293	15,790
Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences	845	900

	19,072	18,624

United States of America (net at 34%)
Tax losses	11,649	14,236
Other net temporary differences	6,079	6,079

	17,728	20,315

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2008, the $50.421 million of tax carry forward losses available expire between the years 2010 and 2024.

Movement in temporary differences during the year

	Balance 01-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,445	456	(819)	6,082

Net tax assets	6,445	456	(819)	6,082

	Balance 01-Jul-07	Recognised in income	Recognised in equity	Balance 30-Jun-08
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	6,082	150	(738)	5,494

Net tax assets	6,082	150	(738)	5,494

The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007
		$’000	$’000

18.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At cost	1,091	1,091

	Buildings
	At cost	3,057	3,057
	Less: accumulated depreciation	(974)	(893)

		2,083	2,164

	Plant and equipment
	At cost	18,142	17,399
	Less: accumulated depreciation	(15,730)	(14,547)

		2,412	2,852

	Total property, plant and equipment - net book value	5,586	6,107

	Reconciliations

	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
	Freehold land
	Carrying amount at beginning of year	1,091	1,091

	Carrying amount at end of year	1,091	1,091

	Buildings
	Carrying amount at beginning of year	2,164	2,245
	Depreciation	(81)	(81)

	Carrying amount at end of year	2,083	2,164

	Plant and equipment
	Carrying amount at beginning of year	2,852	3,096
	Additions and transfers	762	677
	Disposals	(11)	(1)
	Depreciation	(1,191)	(920)

	Carrying amount at end of year	2,412	2,852

	Total
	Carrying amount at beginning of year	6,107	6,432

	Carrying amount at end of year	5,586	6,107

	All property, plant and equipment of the Group are subject to floating debentures from the Group’s banker (see note 21) and from the Government of Western Australia (see note 22).

19.	GOODWILL

	Acquired in business combination (note 33)	351	—

		351	—

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008. The initial accounting for the business combination has been based on provisional values. There were no indicators of impairment of this goodwill at balance date.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007
		$’000	$’000

20.	TRADE AND OTHER PAYABLES

	Current
	Trade creditors and accruals	2,394	2,483
	Revenues received in advance	793	1,731
	Present value of additional investment in Synerject LLC (a)	4,135	—

		7,322	4,214

(a)	Present value of additional investment in Synerject LLC

In accordance with note 16, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 US$3.692 million) and subsequently stated at amortised cost (30 June 2008: US$4.000 million) on an effective interest basis.

(b)	Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(c)	Related party payables

For terms and conditions relating to related party payables refer to note 29.

(d)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21.	FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility	8	8
Forward exchange contracts facility	3,500	3,500
Corporate credit card facility	65	50
Multi-option credit facility	750	750

	4,323	4,308

Facilities utilised at balance date
Performance guarantee facility	8	8
Forward exchange contracts facility	—	611
Corporate credit card facility	65	38
Multi-option credit facility	—	—

	73	657

Facilities not utilised at balance date
Performance guarantee facility	—	—
Forward exchange contracts facility	3,500	2,889
Corporate credit card facility	—	12
Multi-option credit facility	750	750

	4,250	3,651

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,323,000 (2007: $4,308,000; 2006: $4,376,000).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

2008	2007
$’000	$’000

22.	NON INTEREST BEARING LIABILITIES

Non-Current
Loans and advances - secured (a)	14,151	13,463
Present value of additional investment in Synerject LLC (b)	—	4,495

	14,151	17,958

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a "Development Agreement". Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The fair value of the loan 2008: $13,088,174 (2007:$12,450,210) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date (2008: 6.50%, 2007: 6.30%)

(b)	In accordance with note 16, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 $US$3.692 million) and subsequently stated at amortised cost (30 June 2007: US$3.821 million) on an effective interest basis.

23.	EMPLOYEE BENEFITS

(a)	Current	1,028	1,190

(b)	Non-Current	1,362	1,236

(c)	Aggregate Liability for employee entitlements	2,390	2,426

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	5.0%	6.5%
	Discount rate at 30 June	6.5%	6.3%
	Settlement term (years)	10	10
	Number of employees
	Number of employees at year end	89	95

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

2008	2007
$’000	$’000

24.	PROVISIONS

(a)	Current
	Systems warranty	90	—
	Other	36	—

		126	—

(b)	Reconciliations

	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
	Systems warranty - current
	Carrying amount at beginning of year	—	102
	Provision made during the year - net of (expired)	—	(102)
	Fair value of acquired systems warranty provision (note 33)	90	—
	Net foreign exchange loss on translation	—	—
	Reclassified (to) from non current	—	—

	Carrying amount at end of year	90	—

	Systems warranty - non current
	Carrying amount at beginning of year	—	—
	Reclassified (to) from current	—	—

	Carrying amount at end of year	—	—

	Other provisions - current
	Carrying amount at beginning of year	—	4
	Provision made during the year	36	(4)

	Carrying amount at end of year	36	—

(c)	Nature and timing of provisions

(i)	Systems warranty

Upon acquisition of Boral Alternative Fuel Systems (note 33), the Group has recognised a provision for expected warranty claims on products sold during the last three years, based on current sales levels, current information available about past returns and repairs, and on the two-year warranty period for all products sold by the LPG systems sales business.

With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expired in March 2007.

(ii)	Other provisions.

The Group has recognised as an expense in the current financial year a provision for expected losses on engineering projects where it is probable that the total project costs will exceed total project revenues.

25.	GOVERNMENT GRANTS

Non-Current Liabilities
Investment grant for construction of heavy duty engine testing facility	2,760	—

Total government grants deferred	2,760	—

In June 2008 the Group received funding of $2.76 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at A$3.56 million. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

(a)	Movement in government grants

	At 1 July	—	—
	Received during the year	2,760	—
	Released to the income statement	—	—

	At 30 June	2,760	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

2008	2007
$’000	$’000

26.	CONTRIBUTED EQUITY

Ordinary shares	225,720	225,560

	225,720	225,560

Fully paid ordinary shares carry one vote per share and carry the right to dividends

	Number	$’000
Movement in ordinary shares on issue
At 1 July 2006	411,292,088	216,768
Shares issued pursuant to a share placement	26,666,667	4,000
Shares issued pursuant to employee share plans	471,872	—
Shares issued pursuant to a share purchase plan	34,696,191	5,204
Transaction costs		(412)

At 30 June 2007	473,126,818	225,560

At 1 July 2007	473,126,818	225,560
Shares issued pursuant to employee share plans	1,436,374	160

At 30 June 2008	474,563,192	225,720

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

(a)	Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management has no current plans to change the share capital.

2008	2007
$’000	$’000

27.	ACCUMULATED LOSSES AND RESERVES

(a)	Movements in accumulated losses were as follows:
	Balance 1 July	(208,242)	(209,575)
	Net Profit	469	1,333

	Balance 30 June	(207,773)	(208,242)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

27.	ACCUMULATED LOSSES AND RESERVES (continued)

(b)	Other reserves

	Employee equity benefits reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
Consolidated	$’000	$’000	$’000	$’000
Balance 1 July 2005	248	(238)	—	10
Equity-settled transaction-employee shares	264	—	—	264
Total recognised income and expense	—	276	—	276

Balance at 30 June 2006	512	38	—	550

Balance 1 July 2006	512	38	—	550
Equity-settled transaction-employee shares	263	—	—	263
Total recognised income and expense	—	(1,692)	(37)	(1,729)

Balance at 30 June 2007	775	(1,654)	(37)	(916)

Balance 1 July 2007	775	(1,654)	(37)	(916)
Equity-settled transaction-employee shares	281	—	—	281
Transfer to share capital	(160)	—	—	(160)
Total recognised income and expense	—	(1,627)	(35)	(1,662)

Balance at 30 June 2008	896	(3,281)	(72)	(2,457)

(c)	Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. In prior years this reserve was recognised directly in accumulated losses. The reserve has been separately presented to enhance disclosure. Refer to note 32 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Cash flow hedge reserve

This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

28.	CONSOLIDATED ENTITIES

Parent Entity			Class	Consolidated Entity Interest
Orbital Corporation Limited	Note		of Shares	2008%	2007%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100
- OEC Pty Ltd	(a	)	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a	)	Ord	71.3	71.3
- S T Management Pty Ltd	(a	)	Ord	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100
- Orbital Environmental Pty Ltd	(a	)	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100

(a)	Dormant for the years ended 30 June 2008 and 30 June 2007.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

29.	RELATED PARTIES

(a)	Identity of related parties

The Group has a relationship with its subsidiaries (see note 28), jointly controlled entities (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 30).

(b)	Controlled Entities

Details of interest in controlled entities are set out in Note 28.

(c)	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	2008	2007
	$’000	$’000
Receivables
Current	16	21

Payables
Current	—	—

(ii)	Transactions

During the year the Group provided engineering services to Synerject LLC of $0.081 million (2007: $0.047 million; 2006: $0.209 million) and purchased goods and services to the value of $0.078 million (2007: $0.088 million; 2006: $0.139 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

30	KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson) (appointed August 2007)

Mr DWJ Bourke (Chairperson) (deceased August 2007)

Mr JR Marshall

Mr JG Young

Dr MT Jones (appointed March 2008)

Dr V Braach-Maksvytis (appointed March 2008)

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer) (appointed June 2008)

Dr RA Houston (Managing Director & Chief Executive Officer) (resigned June 2008)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	2008	2007	2006
	$	$	$
Short-term employee benefits	1,194,706	1,168,310	1,178,470
Post-employment benefits	114,231	100,035	109,800
Equity compensation benefits	177,577	152,063	143,533

	1,486,514	1,420,408	1,431,803

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

30.	KEY MANAGEMENT PERSONNEL (continued)

		Short Term				Post Employment	Share Based Payments
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Total $

Directors
Non-executive
W Peter Day	2008	88,080	—	—	88,080	7,273	—	95,353
Chairman (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Donald W J Bourke	2008	11,120	—	—	11,120	1,001	—	12,121
Chairman (Non-executive)	2007	96,376	—	7,033	103,409	8,674	—	112,083
	2006	96,376	—	6,228	102,604	8,674	—	111,278

J Grahame Young	2008	52,358	—	—	52,358	4,712	—	57,070
Director (Non-executive)	2007	52,358	—	—	52,358	4,712	—	57,070
	2006	52,358	—	—	52,358	4,712	—	57,070

John R Marshall	2008	55,050	—	—	55,050	—	—	55,050
Director (Non-executive)	2007	55,050	—	—	55,050	—	—	55,050
	2006	55,050	—	—	55,050	—	—	55,050

Mervyn T Jones	2008	11,655	—	—	11,655	1,049	—	12,704
Director (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Vijoleta Braach-Maksvytis	2008	11,655	—	—	11,655	1,049	—	12,704
Director (Non-executive)	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Directors
Executive
Rodney A Houston (d)	2008	291,908	—	—	291,908	33,132	71,930	396,970
Director and Chief Executive Officer	2007	277,525	37,500	—	315,025	30,618	55,668	401,311
	2006	239,163	40,000	—	279,163	28,202	46,453	353,818

Terry D Stinson (e)	2008	36,948	—	—	36,948	3,325	—	40,273
Director and Chief Executive Officer	2007	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—

Peter C Cook	2008	—	—	—	—	—	—	—
Director and Chief Executive Officer	2007	—	—	—	—	—	—	—
	2006	109,915	—	—	109,915	13,190	—	123,105

Key Management Personnel
Keith A Halliwell	2008	234,715	7,500	—	242,215	26,121	47,710	316,046
Chief Financial Officer & Company Secretary	2007	225,387	30,500	—	255,887	24,611	45,430	325,928
	2006	213,811	17,000	—	230,811	24,772	46,293	301,876

B Anthony Fitzgerald	2008	203,117	7,500	—	210,617	20,651	36,690	267,958
Director of Sales and Marketing	2007	191,813	23,600	—	215,413	18,426	35,753	269,592
	2006	183,527	15,000	—	198,527	17,257	37,070	252,854

Geoff P Cathcart	2008	175,600	7,500	—	183,100	15,918	21,247	220,265
Director of Engineering & Operations	2007	156,368	14,800	—	171,168	12,994	15,212	199,374
	2006	141,042	9,000	—	150,042	12,993	13,717	176,752

Total Consolidated, all specified executives	2008	1,172,206	22,500	—	1,194,706	114,231	177,577	1,486,514
	2007	1,054,877	106,400	7,033	1,168,310	100,035	152,063	1,420,408
	2006	1,091,242	81,000	6,228	1,178,470	109,800	143,533	1,431,803

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

30.	KEY MANAGEMENT PERSONNEL (continued)

Key management personnel compensation (continued)

Notes in relation to the table of directors’ and executive officers remuneration

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.

(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.

(c)	The fair value of the Executive Long Term Share plan ("ELTSP") is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the shares recognised in this reporting period. In valuing the shares the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of shares issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%

(d)	Dr Houston resigned from the Board effective 20 June 2008

(e)	Mr Stinson was appointed to the Board effective 21 June 2008

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-07	Purchases	Granted as compensation	Sales	Other*	Held at 30-Jun-08
Non-executive directors
Mr WP Day	—	100,000	—	—	—	100,000
Mr DWJ Bourke	133,333	—	—	—	(133,333)	—
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	183,537	65,000	—	—	—	248,537
Executive directors
Dr RA Houston	108,371	—	303,238	—	(411,609)	—
Executives
Mr KA Halliwell	196,418	—	303,238	—	—	499,656
Mr BA Fitzgerald	101,702	—	203,238	—	—	304,940
Dr GP Cathcart	95,154	—	88,238	(16,162)	—	167,230

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

30.	KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

	Held at 01-Jul-06	Purchases	Granted as compensation	Sales	Other*	Held at 30-Jun-07
Non-executive directors
Mr DWJ Bourke	100,000	33,333	—	—	—	133,333
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	149,906	33,631	—	—	—	183,537
Executive directors
Dr RA Houston	68,574	33,333	6,464	—	—	108,371
Executives
Mr KA Halliwell	156,621	33,333	6,464	—	—	196,418
Mr BA Fitzgerald	96,805	—	6,464	(1,567)	—	101,702
Dr GP Cathcart	55,357	33,333	6,464	—	—	95,154

	Held at 01-Jul-05	Purchases	Granted as compensation	Sales	Other*	Held at 30-Jun-06
Non-executive directors
Mr DWJ Bourke	100,000	—	—	—	—	100,000
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	149,906	—	—	—	—	149,906
Executive directors
Dr RA Houston	58,484	—	10,090	—	—	68,574
Mr PC Cook	55,512	—	—	—	(55,512)	—
Executives
Mr KA Halliwell	146,531	—	10,090	—	—	156,621
Mr BA Fitzgerald	86,715	—	10,090		—	96,805
Dr GP Cathcart	45,267	—	10,090	—	—	55,357

*	Represents shareholding at date of ceasing to be a Director of the Company.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

31.	NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

			2008	2007	2006
	NOTE		$'000	$'000	$'000
Profit/(loss) after income tax			469	1,333	515
Adjustments for:
(Profit)/loss on sale of property, plant and equipment	8		3	(32)	(85)
Depreciation			1,272	1,001	1,122
Allowance for doubtful debts			379	(1)	3
Amounts set aside for redundancy provision			—	—	(257)
Amortisation of non-interest bearing loans			886	816	622
Amounts set aside to warranty and other provisions			(552)	(52)	(222)
Share of net profit of joint venture entity			(2,357)	(3,157)	(4,135)
Employee compensation expense			281	263	264
Non cash changes in tax balances			(613)	(490)	26
Net foreign exchange (gains)/losses	9	(c)	175	69	(12)

Net cash (used in) operating activities before changes in assets and liabilities			(57)	(250)	(2,159)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables			(3,032)	(868)	(661)
Decrease in inventories			5	—	6
(Decrease)/increase in payables			(401)	757	890
Increase in government grants			2,760	—	—
(Decrease)/increase in employee provisions			(160)	179	56

			(828)	68	291

Net cash used in operating activities			(885)	(182)	(1,868)

32.	SHARE-BASED PAYMENT PLANS

(a)	Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	281	263	264

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2008 and 2007.

(b)	Types of share-based payment plans

Employee Share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 236,374 (2007: 471,872; 2006: 696,210) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $73,000 (2007: $73,000; 2006: $69,000).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

32.	SHARE BASED PAYMENT PLANS (continued)

(b)	Types of share-based payment plans (continued)

Executive Long Term Share Plan (“ELTSP”)

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2008, 1,200,000 shares were issued in accordance with the terms of the plan. No shares were issued under the LTI in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 1,460,000 shares were offered to 11 executives (2007: 3,905,000 shares offered to 14 executives).

(c)	Summary of shares granted under the ELTSP

	2008 No.	2007 No.	2006 No.
Outstanding at the beginning of the year	7,065,000	4,640,000	3,125,000
Granted during the year	1,460,000	3,905,000	2,465,000
Forfeited during the year	—	(460,000)	(275,000)
Exercised during the year	(1,200,000)	—	—
Expired during the year	—	(1,020,000)	(675,000)

Outstanding at the end of the year	7,325,000	7,065,000	4,640,000

The outstanding balance as at 30 June 2008 is represented by:

•	2,220,000 ordinary shares with a fair value at grant date of $0.099 that will potentially vest in August 2008;

•	3,645,000 ordinary shares with a fair value at grant date of $0.071 that will potentially vest in August 2009; and

•	1,460,000 ordinary shares with a fair value at grant date of $0.173 that will potentially vest in August 2010.

(d)	Fair value of shares on grant date

The following factors and assumptions were used in determining the fair value of shares on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

33.	BUSINESS COMBINATION

On 26 June 2008, Orbital Australia Pty Limited acquired 100% of the business assets of Boral Alternative Fuel Systems a business based in Australia specialising in the assembly and supply of automotive LPG fuel systems.

The total cost of the combination was $1,869,000 and comprised the payment of cash and costs directly attributable to the combination. The final total cost of the combination will be determined within the next financial year.

The fair values of the identifiable assets and liabilities of Boral Alternative Fuel Systems as at the date of acquisition were:

	Recognised on Acquisition	Carrying Value
	$'000	$'000
Inventories	1,697	1,697
Plant and equipment	35	43

	1,732	1,740

Provision for warranties	(90)	(50)
Provision for employee entitlements	(124)	(111)

	(214)	(161)

Fair value of identifiable net assets	1,518
Goodwill arising on acquisition	351

	1,869

Cost of the combination:
Cash paid	1,758
Direct costs relating to the acquisition	111

Total cost of the combination	1,869

The cash outflow on acquisition is as follows:
Net cash acquired with the business	—
Cash paid	(1,758)
Direct costs paid	(111)

Net consolidated cash outflow	(1,869)

From the date of acquisition, the business has not contributed to the net profit of the Group. The Group is unable to determine what the revenue or profit of the combined entity would have been if the combination had taken place at the beginning of the year as it does not have access to the underlying information.

The goodwill relates to synergistic benefits and assembled workforce.

34.	DEFINED CONTRIBUTION SUPERANNUATION FUND

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007
		$'000	$'000
35.	COMMITMENTS

(a)	Operating leases

	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	- Not later than one year	56	9
	- Later than one year but not later than five years	15	15
	- later than five years	—	—

		71	24

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2008, $8,931 was recognised as an expense in the income statement in respect of operating leases (2007:$8,931; 2006:$30,579).

(b)	Other

The Group has a capital commitment of $2,760,000 payable not later than one year in relation to a Government Grant (see note 25).

36.	CONTINGENT LIABILITIES

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

37.	SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

		2008	2007	2006
		$	$	$
38.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company
	- Audit and review of financial reports	378,979	403,017	392,903

		378,979	403,017	392,903

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company	9,000	28,000	27,246
	Other member firms of the Auditors of the Company	—	8,000	11,466

		9,000	36,000	38,712

	Amounts received or due and receivable for other services by:
	Auditors of the Company	25,000	—	—

	Total auditors’ remuneration	412,979	439,017	431,615

The Auditors of the Group in 2008 were Ernst & Young, whilst in 2007 and 2006 the Auditors of the Group were KPMG Australia.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Financial Report

June 30, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated balance sheet of Synerject, LLC and subsidiaries as of June 30, 2008 and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for the year ended June 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of June 30, 2007 and 2006 and for the years then ended, were audited by other auditors whose report dated August 15, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Norfolk, Virginia
August 1, 2008

FINANCIAL STATEMENTS

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2008 and 2007

	2008	2007
Assets
Current assets
Cash	$2,614,242	$4,323,697
Trade accounts receivable, net of allowance for doubtful accounts of $52,823 in 2008 and $75,562 in 2007	16,924,693	12,795,879
Inventories	4,286,519	4,046,952
Prepaid expenses and other assets	2,079,462	2,329,348

Total current assets	25,904,916	23,495,876

Property, plant and equipment, net	5,643,035	5,638,222
License agreements, net of accumulated amortization of $8,795,850 in 2008 and $7,352,906 in 2007	6,292,764	6,776,704

Total assets	$37,840,715	$35,910,802

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$11,538,187	$9,464,263
Accrued expenses and other liabilities	2,993,340	2,874,223
Current portion of long-term debt	2,055,632	1,908,873
Line of credit	1,274,972	1,150,000

Total current liabilities	17,862,131	15,397,359
Accrued expenses – noncurrent	627,051	478,551
Long-term debt, excluding current portion	2,405,658	4,461,290

Total liabilities	20,894,840	20,337,200
Members’ equity	15,308,587	14,594,484
Accumulated other comprehensive income	1,637,288	979,118

Total members’ equity	16,945,875	15,573,602

Total liabilities and members’ equity	$37,840,715	$35,910,802

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Revenue
Net sales	$76,867,607	$72,873,582	$53,760,332
Engineering services revenue	4,153,867	6,753,583	3,717,173

Total revenue	81,021,474	79,627,165	57,477,505

Costs and expenses
Cost of goods sold	62,060,772	59,339,047	41,234,496
Engineering expenses	8,539,305	8,775,386	7,437,352
Selling, general and administrative expenses	7,267,068	7,267,979	5,433,075

Total costs and expenses	77,867,145	75,382,412	54,104,923

Operating income	3,154,329	4,244,753	3,372,582

Other income (expense)	(506,064)	(580,539)	(562,507)
Interest expense	(246,570)	(163,345)	(116,097)

Other	(752,634)	(743,884)	(678,604)

Net income	$2,401,695	$3,500,869	$2,693,978

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity and Comprehensive Income

Years ended June 30, 2008, 2007 and 2006

	Members’ equity			Accumulated other comprehensive income			Total members’
	CAS	OFT	Total	CAS	OFT	Total	equity
Balances, June 30, 2005	$2,199,819	$2,199,818	$4,399,637	$349,324	$349,324	$698,648	$5,098,285
Capital contributions	2,000,000	2,000,000	4,000,000	—	—	—	4,000,000
Comprehensive income:
Net income	1,346,989	1,346,989	2,693,978	—	—	—	2,693,978
Foreign currency translation adjustment	—	—	—	44,345	44,345	88,690	88,690

Total comprehensive income							2,782,668

Balances, June 30, 2006	5,546,808	5,546,807	11,093,615	393,669	393,669	787,338	11,880,953
Comprehensive income:
Net income	1,750,434	1,750,435	3,500,869	—	—	—	3,500,869
Foreign currency translation adjustment	—	—	—	127,166	127,166	254,332	254,332
Net unrealized loss in fair value of derivatives	—	—	—	(31,276)	(31,276)	(62,552)	(62,552)

Total comprehensive income							3,692,649

Balances at June 30, 2007	7,297,242	7,297,242	14,594,484	489,559	489,559	979,118	15,573,602
Distributions to members	(843,796)	(843,796)	(1,687,592)	—	—	—	(1,687,592)
Comprehensive income:
Net income	1,200,848	1,200,847	2,401,695	—	—	—	2,401,695
Foreign currency translation adjustment	—	—	—	367,465	367,465	734,930	734,930
Net unrealized loss in fair value of derivatives	—	—	—	(38,380)	(38,380)	(76,760)	(76,760)

Total comprehensive income							3,059,865

Balances at June 30, 2008	$7,654,294	$7,654,293	$15,308,587	$818,664	$818,664	$1,637,288	$16,945,875

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2008, 2007 and 2006

	2008	2007	2006
Cash flows from operating activities
Net income	$2,401,695	$3,500,869	$2,693,978
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,140,519	976,667	921,797
Amortization of license agreements	956,208	896,707	887,044
Loss on disposal of property, plant and equipment	27,285	—	—
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(3,205,497)	(2,010,033)	(4,775,040)
Inventories	(205,972)	(1,218,022)	536,923
Prepaid expenses and other assets	457,766	(1,003,765)	(146,310)
Accounts payable	1,146,122	1,284,015	4,804,050
Accrued expenses and other liabilities	(19,166)	104,392	598,827
Other	—	73,594	16,974

Net cash provided by operating activities	2,698,960	2,604,424	5,538,243

Cash flows from investing activities
Acquisition of business	—	—	(2,472,622)
Acquisition of intangibles	(116,548)	—	—
Acquisitions of property, plant and equipment	(1,025,088)	(2,525,138)	(1,372,581)

Net cash used in investing activities	(1,141,636)	(2,525,138)	(3,845,203)

Cash flows from financing activities
Capital contributions	—	—	4,000,000
Distributions to members	(1,687,592)	—	—
Net borrowings (repayments) on line of credit	124,972	1,150,000	(14,000,000)
Proceeds from issuance of note payable to bank	—	—	8,000,000
Principal payments on long-term debt	(1,908,873)	(1,629,837)	(306,212)

Net cash used in financing activities	(3,471,493)	(479,837)	(2,306,212)

Effect of exchange rate changes on cash	204,714	—	—

Net decrease in cash	(1,709,455)	(400,551)	(613,172)

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2008, 2007 and 2006

(Concluded)

	2008	2007	2006
Cash
Beginning of year	$4,323,697	$4,724,248	$5,337,420

End of year	$2,614,242	$4,323,697	$4,724,248

Supplement disclosure of cash flow information:
Cash paid for interest	$523,398	$534,705	$905,954

Cash paid for foreign income taxes	$—	$249,816	$197,341

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 1.	Nature of Business and Summary of Significant Accounting Policies

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

The Company is the result of a Joint Venture and Limited Liability Company Agreement (the Agreement) between Continental Automotive Systems US, Inc. (CAS) (formerly Siemens VDO Automotive Corporation) and Orbital Fluid Technologies (OFT), whereby each member owns 50% of the Company. CAS is a wholly owned subsidiary of Continental VDO Automotive AG (CVA) (formerly Siemens Corporation), a corporation organized under the laws of the Federal republic of Germany. OFT is a wholly owned subsidiary of Orbital Engine Corporation Limited (OECL), a corporation organized under the laws of West Australia.

Pursuant to the terms of the Agreement, allocation of net income (loss) will be to and among the members in accordance with their ownership percentages. As of April 2003, under an amendment to the Agreement, the CEO and CFO of Synerject were added to the Company’s board of directors. Voting control of the Company’s board of directors is shared equally between CVA, OECL, and Synerject.

The initial term of the Agreement is 20 years and is subject to renewal upon terms and conditions as shall be mutually agreed by CVA and OECL.

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Continental port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the marine and recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile and personal watercraft markets. In March 2006, the Company acquired from BRP US, Inc. a business associated with supplying fuel systems and components of outboard marine engines.

Principles of Consolidation

The consolidated financial statements include the financial statements of Synerject, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a general allowance utilizing percentages applied to aged outstanding receivable balances. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 Years
Manufacturing machinery and equipment	10 Years
Testing equipment and motor vehicles	5 Years
Tooling	3 Years
Office and computer equipment, Computer Software	3 Years

Intangible Assets – License Agreements

In June 1997, the Company entered into a license agreement with OFT for licensed technology. In November 1998, this license agreement was expanded, and the Company acquired the right to provide system integration services and products to the motorcycle market. In September 1999, the Company obtained a license agreement for the right to use CAS technology for systems integration for nonautomotive equipment. The license agreements are stated at cost, net of accumulated amortization.

Warranty Liability

The Company provides for estimated warranty costs based on historical warranty return data and accrues for specific items at the time their existence is known and the amounts are determinable.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

Derivative Financial Instruments and Hedging Activities

The Company uses an interest rate swap agreement to limit exposure to rising interest rates on its variable-rate note payable. Interest rates differentials to be paid or received as a result of the swap agreement are accrued and recognized as an adjustment of interest expense related to the associated debt.

Derivatives are recognized on the consolidated balance sheet at their fair value. On the effective date of the derivative contract, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The Company enters only into cash flow hedge agreements. The company formally documents all relations between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivates that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transaction are highly effective in offsetting changes in cash flows of hedge items.

Changes in the fair value of a derivative that are highly effective and are designated and qualify as cash flow hedges are recorded in accumulated other comprehensive income until earnings are affected by the variability in cash flows of the designated hedge item.

Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the company have been provided for in the accompanying consolidated financial statements.

However, an election was not made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid by Synerject SAS if dividends are paid. For the years ended June 30, 2008, 2007 and 2006, foreign income taxes of approximately $113,000, $194,000 and $172,000, respectively, were included in other expense on the accompanying consolidated statements of income.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using functional currencies other than the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in total members’ equity.

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at then lower of the carrying amount or fair value less cost to sell.

Revenue Recognition

The Company recognizes revenue on sales after products are shipped, the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed or determinable. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain billable milestones. Revenues are recorded net of taxes that are collected from customers and remitted to governmental authorities. Sales are presented net of any taxes applicable to sales transactions.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Concluded)

Research and Development

Research and development costs are expensed as incurred. They amounted to approximately $870,000, $1,736,000 and $2,057,000 in 2008,2007 and 2006, respectively.

Note 2.	Transactions with Related Parties

The Company purchases services and materials from CAS, OECL and their related affiliates. Included in trade accounts receivable at June 30, 2008 and 2007 are approximately $3,000 and $102,000, respectively, due form related parties. Included in accounts payable at June 30, 2008 and 2007 are approximately $2,611,000 and $3,350,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related-party receivables and payables at June 30, 2008 and 2007 is as follows:

	2008	2007
Related party receivables:
CAS and its affiliates	$3,000	$57,000
OECL and its affiliates	—	45,000

	$3,000	$102,000

Related party payables:
CAS and its affiliates	$2,525,000	$3,332,000
OECL and its affiliates	86,000	18,000

	$2,611,000	$3,350,000

Total revenues from related parties for the years ended June 30, 2008 and 2007 were approximately $45,000 and $150,000, respectively. Total purchases from related parties for the years ended June 30, 2008 and 2007 were approximately $21,943,000 and $22,790,000, respectively. Rental expense related to a facility lease with a CVA affiliate was approximately $191,000 in 2008 and $48,000 in 2007.

Note 3.	Line of Credit

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $1,274,972 and $1,150,000 at June 30, 2008 and 2007, respectively. The line of credit matures January 31, 2009. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 1.35% (3.81% at June 30, 2008). The line of credit is secured by receivables and inventory assets of the Company.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 4.	Long-term Debt and Letter of Credit

Long-term debt as of June 30, 2008 and 2007 consists of a note payable to a bank under an agreement dated June 29, 2006, maturing July 1,2010. Interest accrues at a rate of LIBOR plus 1.45% (3.91% at June 30, 2008). The note is payable in monthly installments of principal and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each of the years subsequent to June 30, 2008 are as follows: 2009, $2,055,632; 2010, $2,213,676; 2011, $191,982.

At June 30, 2008, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $4,461,290 and terminating on July 1, 2010 (see note 5). The swap agreement provides for the payment of interest based on a fixed rate of 7.43% which remains unchanged over the term of the agreement. The floating rate of the swap agreement is based on LIBOR plus 1.45% (3.91% at June 30, 2008) and is reset monthly based on market conditions. The nature of the swap agreement changes variable-rate debt to fixed rate debt. The interest rate differential paid or received under the swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company does not anticipate such nonperformance. The fair value of the interest rate swap agreement has been determined by the holder of the interest rate swap agreement based on pricing models regarding past, present and future market conditions. The estimated fair value of the interest rate swap at June 30, 2008 was a net liability of $139,312, which is included in accrued expenses – noncurrent.

Note 5.	Derivative Instruments and Hedging Activities

The Company has a derivative instrument to manage its exposure on its variable-rate debt. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. Specifically, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivate contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not possess repayment risk. The Company minimizes the credit or repayment risk in derivative instrument by entering into transitions with high-quality counterparties. Market risk is the adverse effect on the value of the financial

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 5.	Derivative Instruments and Hedging Activities (Concluded)

Instrument that results from a change in interest rates. The market risk associated with interest rate contracts is mange by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The company has a variable-rate note payable. This debt obligation exposes the Company to variability in interest payments due to change in interest rates. Management believes it is prudent to limit the variability of its interest payments. To meet this objective, management entered into an interest rate swap agreement to mange fluctuations in cash flows resulting from interest rate risk. This agreement changes the variable-rate cash flows exposure on the debt obligation to fixed cash flows. Under the terms of this agreement, the Company received variable interest rate payment and make fixed interest rate payment, thereby creating the equivalent of fixed-rate debt.

Note 6.	Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are base upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $339,000, $368,000 and $223,000 for the years ended June 30, 2008, 2007 and 2006, respectively.

Note 7.	Inventories

The major classes of inventories as of June 30, 2008 and 2007 are as follows:

	2008	2007
Raw materials	$3,804,447	$3,233,148
Finished goods	482,042	813,804

	$4,286,519	$4,046,952

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 8.	Property, Plan And Equipment

Property, plant and equipment consist of the following as of June 30, 2008 and 2007:

	2008	2007
Leasehold improvements	$235,443	$173,075
Manufacturing machinery and equipment	7,921,439	6,388,136
Testing equipment	1,529,611	1,386,612
Tooling	2,847,387	2,579,088
Office equipment	253,800	222,670
Computer equipment	232,884	202,172
Computer software	653,876	587,257
Motor vehicles	23,359	23,359
Construction in progress	774,308	1,567,169

	14,472,107	13,129,538
Less accumulated depreciation and amortization	8,829,072	7,491,316

	$5,643,035	$5,638,222

Note 9.	Intangible Assets – License Agreements

All intangible assets were acquired and consist of the following as of June 30, 2008 and 2007:

	June 30, 2008
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$12,376,164	18.5 Years	$6,587,799
License agreement – CAS Affiliates	2,588,809	8.4 Years	2,201,868
License agreement – Other	123,641	5 Years	6,183

	$15,088,614		$8,795,850

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 9.	Intangible Assets – License Agreements (Concluded)

	June 30, 2007
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,806,180	18.7 Years	$5,630,135
License agreement – CAS Affiliates	2,323,430	8.5 Years	1,722,771

	$14,129,610		$7,352,906

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended June 30, 2008, 2007 and 2006 was approximately $956,000, $897,000 and $887,000, respectively. Estimated amortization expense for the next five years is $977,000 in 2009; $748,000 in 2010; $672,000 in 2011; $672,000 in 2012, and $672,000 in 2013.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this hurdle will be met.

Note 10.	Leases

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the years ended June 30, 2008, 2007 and 2006 was approximately $1,176,000, $1,063,000 and $757,000, respectively.

As of June 30, 2008, approximate future minimum lease payments, including residual value guarantees and excluding renewal option periods are as follows:

Year ended June 30:
2009	$1,118,000
2010	1,054,000
2011	934,000
2012	734,000
2013	721,000
Thereafter	3,043,000

$7,604,000

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008 and 2007

Note 11.	Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts for the years ended June 30, 2008, 2007 and 2006 follows:

	2008	2007	2006
Allowance for doubtful accounts at beginning of year	$75,562	$61,768	$32,823
Increases (decreases) to bad debt expense	(26,029)	12,332	29,243
Write-offs, net of recoveries charged against the allowance	—	(3,681)	—
Effects of foreign currency translation adjustments	3,290	5,143	(298)

Allowance at end of year	$52,823	$75,562	$61,768

Note 12.	Warranty Liability

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the years ended June 30, 2008, 2007 and 2006 follows:

	2008	2007	2006
Liability at beginning of year	$286,670	$629,654	$446,810
Additions (reductions) to warranty expense accrual	53,536	(316,997)	340,259
Warranty costs charged against liability	(14,057)	(48,811)	(183,943)
Effects of foreign currency translation adjustments	34,029	22,824	26,528

Liability at end of year	$360,178	$286,670	$629,654

The warranty liability decreased due to an agreement reached with a supplier regarding responsibility for a specific portion of the liability. In addition, return rates have decreased from historical levels.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 13.	Concentration of Credit Risk

Two customers comprised approximately 78%, 77% and 77% of net sales for the years ended June 30, 2008, 2007 and 2006, respectively, and 66%, 66% and 59% of trade accounts receivable as of June 30, 2008, 2007 and 2006, respectively.

The Company maintains bank deposits in the United States and other countries that may at times exceed the insurance limits, if any, that exist.

Note 14.	Accumulated Other Comprehensive Income

	Foreign currency translation effects	Cash flow hedges	Accumulated other comprehensive income
Balances, June 30, 2006	$787,338	$—	$787,338
Foreign currency translation adjustment	254,332	—	254,332
Net unrealized loss in fair value of derivative	—	(62,552)	(62,552)

Balances, June 30, 2007	1,041,670	(62,552)	979,118

Foreign currency translation adjustment	734,930	—	734,930
Net unrealized loss in fair value of derivative	—	(76,760)	(76,760)

Balances, June 30, 2008	$1,776,600	$(139,312)	$1,637,288

Note 15.	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following method and assumptions were used to estimate the fair value of each class of financial instruments;

Cash, trade accounts receivable, accounts payable, accrued expense and other liabilities: The carrying amounts approximate fair value because of the short maturity of these items.

Long-term debt and line of credit: The carrying amount approximates fair value, as the obligation bears interest at a rate that fluctuates with the market.

Interest rate swap: The carrying amount approximates fair value, as it is marked to market as of the balance sheet date.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2008

Note 16.	Acquisition

On March 1, 2006, the Company acquired inventory and certain property, plant and equipment of BRP US, Inc. for the purpose of operating a manufacturing facility in Delavan, Wisconsin, which produces fuel systems and components. The accompanying consolidated financial statements include the operating results of the acquisition from the date of purchase. The acquisition cost for the purchase was allocated to inventory based on its estimated fair value and to the remaining assets acquired based on their relative fair vales. The acquisition cost was $2,472,622 and included inventory of $2,047,622 and property, plant and equipment of $425,000.

-18-