Form 20-F
period 2009-06-30
ORBITAL CORP LTD
filed 2009-12-21
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 478,885,050

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days   YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   YES ☐  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

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

These risks include, but are not limited to, the following:

•	reduction in fees from customers for our engineering, development and testing services;

•	the impact of exchange rate movements on licence and royalty receipts;

•	changes in engine manufacturers’ preferences towards FlexDi Technology;

•	increased competition from existing or new engine technologies;

•	changes in engine emissions standards or other environmental laws in countries where Orbital licenses or plans to license FlexDi Technology;

•	a downturn in general economic conditions in industries and markets where Orbital licenses or plans to license FlexDi Technology; and

•	the cost of any product liability or intellectual property suits against Orbital.

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

Exchange Rate Information

The following table sets forth, for the fiscal years indicated, the high, low, average and period-end WM/Reuters Australian Dollar Fix Rate at 4:00pm (Sydney) for Australian dollars expressed in United States dollars per A$1.00. Orbital’s fiscal year ends on June 30 of each year.

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low

2005	$0.7618	$0.7568	$0.7974	$0.6880
2006	$0.7423	$0.7472	$0.7781	$0.7056
2007	$0.8491	$0.7925	$0.8491	$0.7407
2008	$0.9562	$0.9042	$0.9797	$0.7860
2009	$0.8114	$0.7442	$0.9786	$0.6122

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Details of the high and low Dollar Fix Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
May 2009	0.7912	0.7274
June 2009	0.8259	0.7806
July 2009	0.8304	0.7745
August 2009	0.8437	0.8213
September 2009	0.8801	0.8321
October 2009	0.9289	0.8698
November 2009	0.9349	0.9016

On December 14, 2009, the Dollar Fix Rate was US$0.9103 per A$l.00.

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

Orbital’s financial statements for the years ended June 30, 2009, 2008 and 2007 have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which Orbital adopted on July 1, 2005. In complying with AIFRS, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to July 1, 2005, Orbital prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (“AGAAP”). The accounting policies set out in Note 1 have been applied consistently to the 2007, 2008 and 2009 financial years.

The selected consolidated financial data in accordance with AIFRS below has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2009, 2008, 2007, 2006 and 2005, which have been audited by Ernst & Young (2009 & 2008) and KPMG (2007, 2006 & 2005), both independent registered public accounting firms. The consolidated financial statements as of June 30, 2009, 2008 and 2007, and the Reports of independent registered public accounting firms thereon, are included elsewhere in this report, see F1 – F50. The consolidated financial statements as of June 30, 2006 and June 30, 2005 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except per Ordinary Share and ADS amounts)

	2009 (1) US$	2009 A$	2008 A$	2007 A$	2006 A$	2005 A$
Consolidated Income Statement

Operating Revenue
Revenue from trading operations	15,156	16,513	14,939	15,256	11,371	10,469
Other income	3,715	4,048	372	390	492	1.007

	18,871	20,561	15,311	15,646	11,863	11,476

Costs and expenses

Cost of goods sold	(4,494)	(4,897)	—	—	—	—
Employee expenses	(9,013)	(9,820)	(9,812)	(9,428)	(8,297)	(8,850)
Selling, corporate and administration	(6,671)	(7,268)	(6,946)	(7,324)	(6,346)	(7,367)
Share of profit from investment accounted for using the equity method	1,694	1,846	2,357	3,157	4,135	2,936
Finance costs	(666)	(726)	(886)	(816)	(622)	(3)

(Loss)/Profit before income tax	(279)	(304)	24	1,235	733	(1,808)
Income tax credit/(expense) attributable to operating profit/(loss)	(1,971)	(2,147)	445	98	(218)	107

Net profit/(loss) after income tax	(2,250)	(2,451)	469	1,333	515	(1,701)

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per Ordinary Share (2)
- Basic (cents)	(0.47)	(0.51)	0.10	0.30	0.13	(0.41)
- Diluted (cents)	(0.47)	(0.51)	0.10	0.29	0.13	(0.41)

Dividends per ordinary share (cents)	—	—	—	—	—	—

Amounts prepared in Accordance with IFRS

(in ‘000’s except per Ordinary Share and ADS amounts)

	2009 (1) US$	2009 A$	2008 A$	2007 A$	2006 A$
Balance Sheet Data at period end

Total assets	39,039	42,535	42,239	41,000	26,172

Total long-term debt (2)	13,650	14,873	14,151	17,958	12,809
Net assets	15,707	17,114	15,490	16,402	7,743
Total shareholders’ equity	15,707	17,114	15,490	16,402	7,743

(1)	For the convenience of the reader the 2009 Balance Sheet and Profit and Loss items have been translated at the WM/Reuter Australian Dollar Fix Rate at 4:00pm (Sydney) for Australian dollars on November 30, 2009 which was US$0.9178 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$19.0 million for 2009, 2008 and 2007). The loan facility provides for payment in full on the date which is 25 years after the date on which the first advance was made (May 1989) or if in any year prior to that date the aggregate number of FlexDi engines produced, calculated on a worldwide basis, exceeds five million, payment to be made by equal annual payments, each of one-fifth of the loan, on July 1 in each year commencing July 1 in the following year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable. (for additional information see note 23 to the Consolidated Financial Statements).

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

(3)	The options exercisable under the Orbital employee share plan have no material dilutive effect in respect of any year. At June 30 2009 there were 478,885,050 ordinary shares on issue.

Risk Factors

•	We have a history of operating losses.

Orbital experienced operating losses over a number of years prior to the 2006 fiscal year and again in the current fiscal year, as a result of which the company’s net assets were significantly reduced. If we were to incur future losses, we may not be able to continue our operations. The company has positive shareholders’ equity and we believe that the company is operating on a going concern basis.

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

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise Orbital Combustion Process (“FlexDi”) Technology. In the fiscal year ended June 30, 2009, royalty and licence fees revenue generated from the seventeen current licensed users of FlexDi technology and their affiliates accounted for approximately 7% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 12% of Orbital’s total consolidated revenues.

Orbital has already received and brought to account through revenue a majority of the total lump sum fees due under its existing license agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating FlexDi Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional engineering or engine development services are provided. As a result, the remaining fees received by Orbital under existing agreements may be substantially less than the fees received in prior years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us.

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating FlexDi Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at November 30, 2009, eleven of Orbital’s seventeen current licensed users are in commercial production and selling products using FlexDi Technology. For the year ended June 30, 2009, Orbital has not received any royalty payments under any of its other agreements.

Orbital may not be able to enter into additional agreements with new customers. In addition, current licensees may choose not to commercially produce engines incorporating FlexDi Technology, and those who do may not succeed in selling these products to consumers. The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on Orbital’s business and results of operations.

•	We rely on a small number of key customers.

Orbital relies on a small number of key customers for the majority of its revenues. Three customers accounted for 44% of total revenue in fiscal 2009. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. Three customers accounted for 40% of Orbital’s total revenue in fiscal 2008.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2009, two customers accounted for 66% (2008: two customers accounted for 78%) of Synerject’s total revenue.

•	We may not be able to successfully complete the production testing programs for the application of FlexDi Technology to customer engines.

Orbital and its licensees engage in production testing programs, which typically last two to four years, for the application of FlexDi Technology to customer engines. These tests must be successfully completed before manufacturers will consider committing the large capital amounts needed to modify existing or build new engine manufacturing plants. Orbital generally receives engineering fees for undertaking these programs.

Orbital may not be able to complete these testing programs successfully or without unforeseen problems or delays. As a result there can be no certainty that further products using FlexDi Technology will be introduced into the market or that Orbital will continue to receive engineering fees for performing these production programs.

•	The market may not accept FlexDi Technology.

Many factors will influence whether Orbital’s licensees decide to produce engines commercially using FlexDi Technology. These include the cost of adapting existing facilities or building new manufacturing facilities, the cost of producing each system and the reliability and efficiency of FlexDi Technology. Manufacturers also will evaluate competing technologies and consider how government fuel economy and emissions standards in different countries may favour one technology over another. If manufacturers begin commercial production using FlexDi Technology, the number of engines sold will depend on market acceptance. Many of these factors are beyond Orbital’s control, but will ultimately affect the amount of royalties received. If licensees decide not to use FlexDi Technology commercially or consumers choose not to buy products incorporating FlexDi Technology, there would be a material adverse effect on Orbital’s business and results of operations.

•	We may not be able to fund the capital and working capital requirements necessary for our business.

Orbital has needed significant capital amounts to conduct its business. Although capital costs have reduced, Orbital will incur on-going research and development costs and operating costs to enhance the FlexDi Technology to improve performance or lower unit costs to extend the roll out of our technology and requires working capital support. Additionally, the Company will be required to either repay or refinance the A$19 million loan for the Government of Western Australia in 2014 and there is no assurance that this can be done. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing causes long delays in the further development and commercialisation of FlexDi Technology, licensees could choose not to build engines with FlexDi Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations. If Orbital has insufficient cash available to meet its costs, it may be required to cease operations.

•	We may not be able to protect our intellectual property rights.

Orbital has obtained patents on many aspects of its FlexDi Technology, and has applied for additional patents on other aspects of this technology. Orbital’s success in part, may depend upon the ability to protect the technology and products under United States and foreign intellectual property laws.

Orbital is not a party to any present patent or intellectual property litigation, but in the future may be sued by other parties that claim FlexDi Technology infringes their patent rights or other rights, or may need to sue other parties to enforce its patent or other intellectual property rights. In the event of being sued by other parties, if proved, these claims could have a material adverse effect upon Orbital. Even if Orbital won any of these suits, the management time and legal expenses required to defend these claims could have an adverse effect on Orbital’s future operating results. Orbital also has trade secrets and know-how, which are not patentable but are still important to Orbital’s business. Orbital seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect Orbital from unauthorised use or disclosure of its trade secrets and know-how.

•	Our share price may be volatile.

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and price of the ADSs on the New York Stock Exchange (prior to July 1, 2004) and the OTC Bulletin Board have experienced historic volatility. (Orbital’s ADSs were de-listed from the NYSE effective June 30, 2004 and the ADSs now trade only on the OTC Bulletin Board.) In addition, high technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about FlexDi Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On November 30, 2009, the closing price of Orbital’s ordinary shares on the ASX was A$0.055. The closing price on June 30, 2009 was A$0.075. The closing price of the ADSs on the OTC Bulletin Board on November 30, 2009 was US$1.90, a decrease of approximately 21% from the closing price of US$2.40 for the ADSs on the OTC Bulletin Board on June 30, 2009. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

•	A large product liability or professional indemnity judgement could have a material adverse effect on us.

Orbital is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in FlexDi Technology or in engineering services provided by Orbital resulted in personal injury or other losses. Orbital may also be required to indemnify licensees for claims arising from alleged defects in products, which use FlexDi Technology or are designed or manufactured by Orbital. Licensees are, however, required to indemnify us from liabilities caused by defects in products not manufactured by Orbital.

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

•	FlexDi Technology may not be able to compete successfully against other engine technologies.

Orbital faces significant competition from automobile and engine manufacturers and engineering firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than Orbital.

Orbital’s commercial success depends in part upon whether FlexDi Technology can compete successfully against both existing and new engine technologies, including new technologies that are similar to FlexDi Technology. To achieve further commercial success, FlexDi Technology will need to displace current four-stroke and two-stroke internal combustion engine technologies, which have a dominant market position. Current four-stroke and two-stroke engine technologies may continue to dominate the engine market, or they may be replaced by new technologies other than FlexDi Technology. Orbital’s competitors may develop products that are technically superior to Orbital’s products or more acceptable to the market. This could reduce available market share to Orbital or make FlexDi Technology less attractive or obsolete, which would have a material adverse effect on Orbital’s business.

•	Fluctuations in exchange rates may have a material adverse effect on us.

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from license and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Approximately 74% of Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has from time to time entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2009 are contained in Item 5. – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at November 30, 2009, Orbital’s outstanding forward foreign currency exchange contracts totalled US$nil. See also Item 3 – “Key Information - Exchange Rate Information” above.

•	We may not be able to comply with future governmental regulations.

Products using FlexDi Technology must comply with many emissions, fuel economy and other regulations in the US and other countries. Based on internal testing, Orbital believes that products using FlexDi Technology will be able to meet current emissions and fuel economy standards in the countries that are Orbital’s most important markets. The effects of any future regulations on Orbital’s business or results of operations cannot be predicted. However, if Orbital were unable to comply with any material new regulations in the US or other key markets, this could delay further commercialisation of FlexDi Technology and have a material adverse effect on Orbital’s business and results of operations.

•	Our sales of LPG Vapouriser Kits may drop

The sale of LPG Vapouriser kits is a significant portion of our revenue (2009: 39%; 2008: 0%). Changes in emissions regulation that come into effect on July 1, 2010 will prevent the manufacture of new vehicles with a vapouriser kit. Our planning for this end of production life may not be optimal resulting in missed sales if inventory runs out or in an excessive amount of inventory remaining at June 30, 2010. Sales to the aftermarket will continue past June 30, 2010 as retrofit conversions can still be undertaken on vehicles manufactured before June 30, 2010.

•	Our sales of Liquid LPG Fuel Systems may not be to plan

In fiscal 2009 we invested approximately $1.0 million in the development of the next generation Liquid LPG fuel systems. We have continued to invest in kit development post June 30, 2009. Sales of these kits may not be at a high enough volume and/or high enough margin to recoup the investment in the development of the next generation LPG fuel systems. The overall level of conversion of vehicles to LPG in Australia is considerably lower than in past fiscal years and this depressed market may continue resulting in less demand for our LLI fuel systems.

•	We have a large concentration of LPG fuel system sales to a single customer

Our major customer for LPG fuel systems is Ford Australia. Demand for large sedans may drop which will effect the level of our sales to Ford. There may be delays between the ending of manufacture of vehicles with a vapouriser LPG fuel system and the commencement of production of vehicles with a LLI LPG fuel system.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Corporation Limited	Class of Shares	Consolidated Entity Interest
		2009%	2008%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- Axiom Invest No. 2 Pty Ltd	Ord	—	71.3
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	—
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital provides clean engine technologies and alternative fuel systems to customers worldwide.

Orbital develops and commercialises alternative fuel systems for the Australian and global markets with the benefits of improving the environment through reduced harmful greenhouse gas emissions, and improved fuel economy and reduced costs for customers.

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

In June 1997, Orbital and Siemens-VDO Automotive established a joint venture, Synerject LLC, to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDi technology. See “Strategic Alliances – Siemens-VDO” below.

In July and August 1998, Orbital was listed by local market makers on “over the counter” markets in Germany, with the Company’s securities traded on the Frankfurt and Berlin Stock Exchanges.

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of November 30, 2009, approximately 22% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

Following approval by shareholders at its Annual General Meeting on October 26, 2004, the Company changed its name from Orbital Engine Corporation Limited to Orbital Corporation Limited with effect from October 27, 2004. Orbital Engine Company (Australia) Pty Ltd changed its name to Orbital Australia Pty Ltd, effective December 1, 2004.

The Company’s principal capital expenditures since July 1, 2006 have consisted of ongoing improvements to test facilities and equipment (A$3.903 million), including the construction of the Heavy Duty Engine Testing Facility ($2.943 million).

In June 2008 Orbital acquired the business assets of Boral Alternative Fuel Systems (renamed Orbital Autogas Systems – OAGS), a tier 1 supplier of LPG fuels systems, for $1.758m.

Orbital is currently constructing a heavy duty engine testing facility with an estimated total cost of $3.56 million, of which $2.76 million has been funded through a government grant from the Australian Federal Government. There are no other significant capital expenditures and divestitures currently in progress.

Business Overview

Orbital’s strategy is to focus on:

•	Expanding into an alternate fuels LPG business building on the Orbital Autogas Systems acquisition.

•	Continuing our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

•

Targeted R&D to enhance FlexDi products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Expanding Orbital’s automotive engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licenses and royalties for FlexDi in niche markets.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

Orbital technology has been commercialised in the motorcycle, marine and recreational markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets. Orbital’s strategy is to continue to participate actively, where appropriate, in the commercialisation of FlexDi Technology to reduce risks and advance the rate of adoption of this technology while targeting growth in the alternative fuels industry.

Orbital Combustion Process (“FlexDi”)

The breakthrough in engine design achieved by Orbital is a stratified combustion process, which involves an air-assisted injection of fuel directly into the combustion chamber and uses electronic control of the fuel delivery, injection timing, ignition and other variables. The FlexDi combustion process and control is suitable for both two-stroke and four-stroke engines and has been applied successfully across a range of cylinder displacements from 50cc to greater than 500cc, including high operating engine speeds.

In a conventional engine, the fresh fuel/air mixture is prepared upstream of the cylinder (whether by carburettor or conventional EFI) and enters the cylinder during the intake stroke, with the intent of forming a homogenous mixture of air and fuel within the cylinder. The FlexDi systems allow a highly stratified combustion process to occur, containing the combustible fuel cloud to a small area within the cylinder, with the remainder of the air in the cylinder being not fuelled. This process, at light loads, allows the engines with FlexDi Technology to run very lean (in some cases, total engine operation is carried out without the use of an air intake throttle). Under high load conditions, the FlexDi system tends to run more like a homogeneously charged engine, with good mixing of the fuel/air mixtures within the cylinder.

In the case of a two-stroke engine, the FlexDi system allows injection to occur after exhaust port closures at light loads, minimising the short-circuiting of fresh fuel/air mixture out of the exhaust port as occurs in conventional two-stroke engines. In the case of a four-stroke engine, this allows lean engine operation, significantly reducing the engine pumping work.

The combustion process itself, due to control of the air to fuel ratio gradient within the spray plume, allows clean and controlled combustion, resulting in further improvements in fuel economy and emissions control.

Apart from the basic combustion process and the associated fuel and control system, Orbital has developed other technologies including catalyst systems, control systems, control hardware and control software for vehicle applications of engines using the FlexDi Technologies.

Sources of Revenue

(in 000’s of A$)

Orbital’s sources of revenue are currently from:

•	provision of consulting and engineering services;

•	sale of goods; and

•	licence fee income and royalties.

Further details on segment revenue is contained in note 6 of the financial statements on page F-21.

During the last three fiscal years Orbital spent approximately A$3.979 million on research and development programs. The Orbital group’s licence fee income and royalties relates to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising FlexDi Technology.

As at November 30, 2009, Orbital has 17 agreements to end users of technology or suppliers, which grant license rights related to FlexDi Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At November 30, 2009 Orbital had 11 customers (2008: 11 customers) using FlexDi Technology in commercial production.

At November 30, 2009 the following agreements granting rights to Orbital’s FlexDi Technology were in place:

Agreements for Rights to FlexDi Technology

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

Although these license agreements differ in their specific terms, generally each license agreement defines the scope of access rights to the FlexDi Technology, including geographic regions, applications covered by the license agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the license and royalty periods, and confidentiality provisions. The license agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilise the FlexDi Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A license agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic FlexDi Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the license agreements, licensees are not specifically obliged to commence production and sale of engines using FlexDi Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its license agreement with Orbital, the licensee would forfeit the license and any technical disclosure fees paid through to the date of termination.

The license agreements may provide for the payment to Orbital of fees upon the execution of the license agreement. These initial license fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the FlexDi Technology that meets specified performance targets, provided the license agreements are not terminated. In some cases the license agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to FlexDi Technology.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDi Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDi Technology range from approximately US$6.00 for a small scooter to US$67.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDi Technology commenced in 1996. Production royalties of approximately A$1.11 million were received by Orbital in the 2009 fiscal year compared to approximately A$1.99 million in 2008. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDi Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDi Technology will achieve market success.

Strategic Alliances

Continental

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Continental Corporation (previously Siemens Automotive Corporation. Continental Corporation acquired Siemens Automotive Corporation in January 2008). At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDi technology.

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

During 1998 Orbital’s relationship with Continental was expanded to create an alliance that facilitates the supply of complete integrated systems incorporating FlexDi technology to automotive customers. This capability is attractive in order to penetrate the automotive industry, as manufacturers are continuing to reduce the number of suppliers and rely more heavily on large companies that act as systems integrators. These system integrators source, validate, and coordinate the supply of the components of a system which may include the fuel rail assembly, electronic control unit, compressor, fuel pump and wiring harnesses. The system is then sold to the manufacturer as a complete unit.

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until September 30, 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to June 30, 2006, compared to the planned performances, was reviewed to determine the optional adjustment to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”).

The change in shareholdings as a result of the above recalculation was 10% i.e. ownership percentages of 40:60.

There was an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject.

Continental exercised its option to call from Orbital 10% of the shares in Synerject LLC on March 31, 2009. On that date Orbital exercised its option to maintain the 50:50 ownership amounting to US$4,000,000. Orbital also agreed on March 31, 2009 to sell 8% of Synerject to Continental for US$4,000,000.

Following the sale of the interest the ownership percentages are Orbital 42%:Continental 58%. As a result of the change in ownership the Group now recognises and discloses its investment in Synerject as an investment in associate.

Orbital and Continental hold a 42%/58% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held.

Orbital and Continental also executed a new shareholder’s agreement that provides for Orbital representation on the board of Synerject and commits both parties to manage the business for the benefit of all shareholders.

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

Vialle

In June 2008, in parallel with the acquisition of Boral Alternative Fuel Systems (now Orbital Autogas Systems), Orbital entered into Licencing Agreements with Vialle for the distribution of LPG fuel systems in Australia and New Zealand. The Licence Agreements cover the sale of vapouriser LPG fuel systems and Liquid LPG fuel systems.

Motonic Corporation

In September 2009, Orbital Autogas Systems reached an agreement with Motonic Corporation of Korea for the exclusive access to Motonic products for the Australian LPG Autogas market.

Motonic is the world’s largest supplier of LPG Autogas components. Motonic is a Tier 1 supplier of LPG Autogas systems to Hyundai, the world’s largest supplier of LPG vehicles

Competition

Orbital’s success depends upon its ability to continue to earn revenue from engineering services and to maintain a competitive position in the development of FlexDi Technology in relation to other existing and emerging technologies.

Success of the FlexDi Technology is also dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and engineering firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the FlexDi Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

There is a difference between an individual engine design and the broad range of possibilities covered by the FlexDi Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating FlexDi Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the FlexDi Technology is required or being used. Under the terms of Orbital’s license agreements, royalties would be payable in such situations.

The main competition to the use of FlexDi Technology for four-stroke automotive applications is both the previously introduced side injection high pressure, single fluid, direct injection fuel systems being employed by Japanese and European vehicle manufacturers and the newer generation spray guided systems now being introduced in Europe. FlexDi Technology provides a better combination of fuel economy and emissions when compared to current published side injection high pressure, single fluid, DI fuel systems on multi cylinder engines. Management also believes the FlexDi fuel system cost to be comparable to the side injection high pressure fuel systems and at the same production volumes would have a significant cost benefit to the new piezo high pressure guided fuel systems.

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

Other competition to engines employing FlexDi Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Insofar as these technologies incorporate efficient technology for internal combustion engines they would be complementary to FlexDi Technology, for instance in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of FlexDi Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and FlexDi Technology.

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

Alternative Fuels

Key to our strategic growth is the alternative fuels market which fits well with both Orbital’s skill set and manufacturing/supply partners. This market is expanding due to recognition that the current oil based fuels alone cannot support future energy requirements as well as environmental concerns related to current vehicle and truck fleets. It is of particular strategic importance to Orbital, as we can service our own domestic market with development and supply of systems utilising Liquid Petroleum Gas (LPG) and perhaps, in the future, Natural Gas (NG). Not only does Australia have an abundance of these gases offering supply security, these gases offer the end user lower cost per energy unit transport and with reduction in greenhouse gases of between 10% to 25% depending on the fuel used.

Following the acquisition of Orbital Autogas Systems in June 2008, Orbital has developed the next generation liquid petroleum injection system for the Australian market incorporating Orbital technology, knowhow and technology from our license with Vialle of The Netherlands, and with exclusive component support/supply for the Australian and New Zealand market from Continental Corporation. Ford Australia has awarded Orbital Autogas Systems the supply contract from mid 2010 for this system for application to the Ford E-Gas range of vehicles. In addition, this system is now being introduced to the OE and the retrofit markets. The system, satisfying the ADR79/02 emission regulations being introduced in Australia, addresses the compromises of the existing LPG systems of power loss, poor cold engine operation and starting. Performance is as least as good as the standard gasoline vehicle whilst offering the significant cost savings of LPG as a fuel. The system also provides a greenhouse gas reduction up to 13% compared to the gasoline equivalent vehicle, making it a very attractive system to fleet operators.

With our assistance, Sygma Motors in Sao Jose, Brazil have demonstrated spark ignition of ethanol in large conventional diesel industrial engines. Work is underway developing the FlexDITM system with Ethanol for this important market. Ethanol is a renewable fuel; its properties allow engines to run with high compression ratio for efficient combustion and good emission control. Orbital is excited to be working with partners in Brazil, a world leader in use of renewable energy, and renewable fuels in transportation.

Synerject

Orbital equity accounts its 42% share of Synerject LLC’s results.

Orbital’s share of the net profit of Synerject LLC in 2007, 2008 and 2009 was A$3.157 million, A$2.357 million and A$1.846 million respectively.

Synerject’s traditional recreational markets in North America and Europe have been significantly affected by the global economic crisis, with sales of recreational products such as outboard engines down by over 50% in the USA this financial year. Synerject are managing the situation well with strict cost control, and growing their Taiwan/Asian motorcycle system market to partially compensate. These markets are driven by the emission legislations being implemented requiring Engine Management Systems (EMS). Synerject has also explored, and won, new markets now supplying EMS components and systems to the high end motorcycle market and the snowmobile market.

Synerject are now manufacturing the M3 ECU from its facility at Changchun in China, and are well positioned to both supply EMS systems and provide technical support to Chinese motorcycle customers seeking EMS solutions to satisfy ever increasingly more stringent emission standards, both in the domestic and the important export market.

During the financial year, Orbital finalised its commercial arrangements with Continental Corporation for the ownership of the joint venture company Synerject. Orbital had an option to take up 10% of Synerject shares to maintain a 50:50 joint ownership by payment of US$4,000,000. However, to facilitate expansion of Synerject, Continental requested to take a controlling interest in Synerject and new commercial arrangements were negotiated. Continental has taken on an additional 8% ownership of Synerject in exchange for US$4,000,000.

This brings immediate benefits to Synerject as Continental now has a majority interest in the joint venture entitling Synerject to have better access to Continental’s purchasing systems and processes. In addition, Orbital gains the exclusive access to Continental LPG and CNG fuel supply components for Australia and New Zealand; supporting our Alternative Fuels strategic growth, and Continental also contributed a North American EMS business to Synerject. In accordance with the shareholders agreement Orbital still maintains significant influence in the strategy of Synerject and will continue to share the ongoing agreed dividend stream. Continental recognise that a significant portion of Synerject’s revenue stream and profits are generated from Orbital FlexDITM based products and see Orbital as a long term partner to continue to grow and support this business.

Consulting Services

The engineering consulting services business has been a challenge in this financial year with companies in the traditional markets of Europe, USA and Japan not outsourcing work due to the tough financial climate. We implemented new strategies and marketing approaches early in the financial year which have succeeded in winning significant engineering programs in Brazil and China, work which also aligns well with Orbital’s growth strategies of alternative fuels and combustion efficiency. In Brazil, we are working with Sygma Motors on the development of ethanol EMS systems, including our own FlexDITM systems. In China, we are developing a demonstrator FlexDITM vehicle for Changan.

Consulting Services is a key part of our organisation, supporting not only our external customers, but also enabling development and support for our own growth initiatives in the alternative fuels. This group has been instrumental in the development and validation of the next generation LPG systems for Orbital Autogas Systems and supports our internal Research and Development (R&D), an important investment for our future.

At June 30, 2009, Orbital had a consulting services order book in excess of $5,000,000, in line with the previous year.

Intellectual Property

Royalty revenue of $1,115,000 with research and development expenditure of $1,246,000 and other costs of $999,000 resulted in a loss in this business segment of $1,130,000 (2008: contribution $771,000).

Orbital earns licensing and royalties from production utilising its FlexDITM systems and technology. Given that much of the product is in recreational applications and hence subject to discretionary spending, the product volumes have been adversely affected by the global economic crisis. We expect the recreational market segment to remain subdued for at least this calendar year, with the recovery starting in 2010.

In Europe, the motorcycle market can still use carburetors and catalysts and meet the current emission legislation. Our products remain in the ‘high end’ only of this market, and the volumes will continue to be low until emission legislation drives the <150 cc displacement scooters, including the 50 cc mopeds, to utilise engine management systems to be able to achieve real world emission durability.

The uptake of the FlexDITM systems has been slower than expected in India; however in the last 6 months we are seeing an increase in the number of centres in India that Bajaj have introduced the RE GDI Autorickshaw, indicating an improved market acceptance of this product.

Orbital has worked closely with UCAL (Bajaj’s supplier of the FlexDITM systems for the autorickshaw), Synerject and Bajaj during the year to support this important product development.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to OEM’s and Industry.

This year we commissioned a new Single Cylinder Research Engine (SCRE) facility in which we developed the initial ethanol systems now being applied in Brazil. We are also commissioning our new Heavy Duty Engine Test Facility. This facility, funded by the Australian Government will enable us to test and certify engines up to 600 kW, and is intended to support Government and Industry in investigation and implementation of alternative fuels for the line haul transport industry in Australia.

The continued commitment to the core R&D has resulted in 6 new patents granted in the last 12 months, along with 5 new patent family applications strengthening the Orbital patent portfolio and extending the life of the current and future royalty streams.

Patent Protection

Orbital continues to actively investigate new technologies while also seeking to improve and enhance existing technology through continued research and development and product development, particularly in regard to FlexDi related technology. Orbital believes that patent protection of its technologies and processes is critical to its future financial performance and that its success depends upon its ability to protect its proprietary products and technology under United States and foreign patent laws and other intellectual property laws. Accordingly, Orbital has been, and intends to continue to be, active in securing and policing intellectual property rights for its proprietary products and technology.

As at November 30, 2009, Orbital had approximately 73 individual patent families with a total of over 210 patents and patent applications around the world. As of November 30, 2009 there were approximately 48 granted patents and 2 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

Orbital is not a party to any present litigation relating to patents, but it has in the past and may in the future receive claims from other parties that the FlexDi engines or components or elements of such engines infringe patent rights or other rights of such other parties. Orbital may also in the future need to sue other parties for infringement of patent or other Intellectual Property rights relating to its FlexDi Technology. In the event of either being sued by other parties or suing other parties, the management time and legal expenses required to be devoted to these claims could have an adverse effect on Orbital’s future operating results, even if Orbital won any such suits.

Marketing channels

Engineering Consulting Services – We typically sell the majority of our consultancy services through our own dedicated sales force with engineering background, servicing an international customer base – generally engine manufacturers from our head office and from regional sales support offices. We also occasionally generate consultancy service through the presentation of papers at technical seminars.

Alternative Fuels - Orbital Autogas Systems – OEM – We directly market our LPG fuel systems to Australian OEM’s who provide an LPG fuel system option (currently Ford Australia – Falcon models). Aftermarket – We are also a supplier to aftermarket re-fitters who supply the retail customer, and also automotive distributors who supply fleet operators. This sector is supported by our own dedicated sales force based in Sydney.

Description of Property

Orbital has its principal facilities in Balcatta, Western Australia.

The Balcatta premises comprise two owned properties and one leased property. The leased property is occupied on a monthly tenancy basis. Rent under the lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the leased property.

The primary focus of the Balcatta facility is the provision of engineering services, the preparation of engines utilising FlexDi Technology for the production validation process and research and development and administration. Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, robot driven vehicle mileage accumulation chassis dynamometers, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialised computer system. The computer system supports a range of complex and data intensive engineering requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

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

Events After the End of the Financial Year

There has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity for the year ended June 30, 2009.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2009 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, sale of goods and licensing and licensing related agreements for FlexDi Technology. In addition Orbital equity accounted its share in Synerject LLC’s result.

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

Critical Accounting Policies and Estimates

Orbital’s consolidated financial statements have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”), which Orbital adopted on July 1, 2005. In complying with AIFRS, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

The following are the critical accounting policies and estimates that have been adopted in preparing our IFRS financial statements:

Non-Interest-bearing borrowings

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of commercially produced FlexDi 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. To date there have been no FlexDi 2-stroke engines produced on a commercial basis. No interest accrues on this facility until such time as the loan becomes payable.

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

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s share of development expenditure capitalised (included in results of jointly controlled entity) in FY2009 is $0.297 million (2008 $0.810 million, 2007 $0.643 million)

Patents, Licences and Technologies

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

Allowance for impairment loss of Trade Debtors

Allowance for impairment loss of trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Allowance for impairment loss amounted to A$0.230 million at June 30, 2009 (A$0.428 million at June 30, 2008), with a bad debts write-off for the year of A$Nil (2008: A$Nil).

Refer to “Results of Operations Fiscal 2009 Compared with Fiscal 2008” below for further explanation of the above expenses.

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

At June 30, 2009, our deferred tax asset included A$5.054 million (A$5.494 million at June 30, 2008), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities increased during fiscal 2009 by A$0.999 million to A$3.778 million at June 30, 2009 from A$2.779 million at June 30, 2008. A$1.934 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2009 by A$3.393 million to A$57.703 million at June 30, 2009 from A$54.310 million at June 30, 2008.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2009 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$57.703 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$57.594 million (US$47.106 million) (2008: A$50.420 million (US$48.778 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$5.054 million (US$4.134 million) (2008: A$5.494 million, US$5.315 million) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2009, the US$47.106 million of tax carry forward losses available expires between the years 2010 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$47.106 million. Approximately US$3.568 million of taxable income will be required prior to 2010 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$5.054 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the following five years. The movement in the recognised deferred tax asset from June 30, 2008 to June 30, 2009 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2009 Compared with Fiscal 2008

Orbital’s net loss after tax was A$2.451 million for the year ended June 30, 2009 compared to a net profit of A$0.469 million for the year ended June 30, 2008.

Revenue from trading activities in fiscal 2009 as detailed in Income Statements in the Consolidated Financial Statements increased as compared to fiscal 2008 by 11% to A$16.513 million:

•

Engineering services income decreased 25% (A$2.883 million) to A$8.798 million, reflecting the downturn in the general market and the stronger Australian dollar. In particular engineering revenue from Asian customers declined by $3.4 million (60%) as a result of the tough economic conditions experienced globally. Significant programs during the year included the application of FlexDi to an ethanol fuelled internal combustion engine in Brazil and the development of a powertrain fuel economy demonstrator for China.

•	Licence and Royalty income decreased by 58% to A$1.115 million due to a decrease in licence fees and significantly lower royalty volumes and royalty income.

Other income, excluding the gain on sale of interest in Synerject of $3.678 million, was steady at A$0.370 million compared to fiscal 2008 (A$0.372 million).

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 1.0% to A$17.814 million in fiscal 2009 from A$17.644 million in fiscal 2008. The net increase was due to the following:

•	Total employee expenses increased by only 0.1% to A$9.820 million.

•	Depreciation and amortisation decreased by 14% to A$1.094 million primarily due to a number of large value items reaching full depreciation during the year.

•

Engineering consumables and contractor expenses increased by 66% to A$1.534 million reflecting an increased use of external contractors and higher requirement of project consumables during the year reflecting a different mix of engineering activity.

•	Travel and accommodation expenses increased by 17% to A$1.187 million as a result of increased overseas travel.

•	Communication and computing expenses increased by 10% to A$0.715 million reflecting the addition of the new Orbital Autogas Systems business.

•	Patent costs increased by 7% to A$0.431 million from A$0.404.

•

Insurance, audit, compliance and listing costs have reduced by 9% to A$1.097 million from A$1.205 million mainly as a result of reduced compliance requirements for SEC registrants (Sarbanes Oxley section 404), supported by reduced insurance costs.

•

Finance costs have decreased by A$0.160 million to A$0.726 million as a result of the full accretion of the commitment to Continental to maintain the 50% interest in Synerject in the prior fiscal period, with the actual figure for fiscal 2009 representing the fair value amortisation of the interest free A$19 million loan from the Western Australian Government.

•	Other expenses have decreased by 18% to A$1.210 million as a result of reduced foreign exchange losses and a reduced allowance for impairment loss for trade receivables of A$0.205.

Orbital’s share of Synerject’s net profit decreased by 22% to A$1.846 million in fiscal 2009 from A$2.357 million in fiscal 2008. Synerject’s revenue decreased by 8% to US$74.635 million impacted by the difficult economic conditions experienced in the North American marine market. Development expenses of A$0.297 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2008 A$0.810 million) in accordance with IFRS. Details of Synerject’s operations and results are contained in Synerject’s Consolidated Financial Statements (refer Item 19 – Exhibit (b)) included herein.

The income tax expense for fiscal 2009 was A$2.147 million, being primarily de-recognised Deferred Tax Asset (A$1.584 million) and State and Federal income taxes in the USA (A$0.563 million) as a result of our share of Synerject taxable income. In fiscal 2008 Orbital recognised benefits from the reversal of a withholding tax provision of A$0.456 million in the net income tax benefit of A$0.445 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2009 compared to fiscal 2008.

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

Liquidity and Capital Resources

As at June 30, 2009, Orbital’s cash balance, including short term deposits was A$10.123 million compared to A$8.804 million at June 30, 2008 and A$11.287 million at June 30, 2007. At November 30, 2009 the cash balance was A$7.494 million. In Orbital’s opinion, the working capital is sufficient for the Group’s present requirements.

For fiscal 2009 Orbital recorded a net cash outflow from operations of A$2.267 million compared to cash outflows of A$0.885 million in fiscal 2008 and A$0.182 million in fiscal 2007. The cash outflow in fiscal 2009 resulted from cash flow used in operating activities of A$3.613 million offset by reduced working capital requirements of A$1.346. This compares with net cash used by operating activities in fiscal 2008 of A$0.057 million (fiscal 2007: A$0.250 million) plus working capital applications of A$0.828 million (fiscal 2007: working capital sources A$0.068 million). Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2009 or fiscal 2008 (however Synerject paid dividends to Orbital in Fiscal 2009 and Fiscal 2008, including a special dividend of A$3.151 million).

Research and development expenditures were A$1.810 million in fiscal 2009, A$1.147 million in fiscal 2008 and A$1.022 million in fiscal 2007. Research and development activity during fiscal years 2009, 2008 and 2007 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, further developing the air-assist DI system for application on new products, and in fiscal year 2009 development of the next generation LPG fuel systems. A continued focus has been placed on R&D in fiscal years 2009 and 2008 with increased expenditure compared to previous years, and more attention to the publication and presentation of technical papers.

Orbital utilised net cash of A$2.149 million for investing activities in fiscal 2009 compared with A$1.630 million in fiscal 2008 and A$0.644 million in fiscal 2007. The expenditure in fiscal 2009 consisted mainly of the construction of a heavy duty engine testing facility. No advances to Synerject were required in fiscal 2009 or 2008. Synerject paid Orbital dividends of $4.577 million in fiscal 2009 ($0.958 million in fiscal 2008 and $nil in 2007).

Orbital raised A$8.792 million (after transaction costs) through a share placement and a share purchase plan in fiscal 2007. Orbital did not have any other cash flow requirements for financing activities in fiscal 2007.

In May 1989, the Government of Western Australia provided Orbital with a loan facility totalling A$19,000,000 under the terms of a “Development Agreement”. As at June 30, 2009 this facility was fully utilised by Orbital. Repayment of this facility is due:

•	in full on the date which is 25 years after the date on which the first advance was made (May 1989); or

•

if in any year prior to that date the aggregate number of commercially produced FlexDi 2 stroke engines, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in each year commencing 1 July following the year in which such production is achieved. To date there have been no FlexDi 2-stroke engines produced on a commercial basis.

Interest is not payable on this facility until such time as the loan becomes payable, when interest will begin to accrue at the overdraft rate charged by the Commonwealth Bank of Australia on overdrafts in excess of A$100,000.

Orbital established a $3.500 million Trade Finance facility with Westpac Banking Corporation to provide support for the import of inventory for the Orbital Autogas Systems business. At June 30, 2009, A$1.520 million of the facility had been drawn down.

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$0.935 million, of which A$0.032 million was drawn down at June 30, 2009. At June 30, 2008 available support facilities totalled A$0.823 million, of which A$0.073 million was drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2009. In July 2008 the Group received funding of A$2.76 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at A$3.56 million. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.719 million for fiscal year 2010 primarily in the expansion of the Orbital Autogas Systems business. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2009 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities in fiscal 2009 was US$2.904 million and fiscal 2008 was US$2.699 million. In June 2006 Synerject negotiated a 4 year term bank loan of $8.0 million which, together with additional capital contributions of US$2 million from each member, replaced loan arrangements which were due to mature in September 2006. In addition Synerject has available a US$5.0 million line of credit to be drawn as and when required maturing October 31 2009. At June 30, 2009 Synerject had drawn down $1.636 million under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2010 are approximately US$1.889 million (actual paid fiscal 2009 US$4.776 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at bank at June 30, 2009 was US$1.078 million (2008 US$2.614 million) and total debt outstanding (including the line of credit) at June 30, 2009 was US$8.876 million (June 2008 US$5.736 million). Member guarantees are not required to support Synerject’s financing arrangements.

Trend Information

We anticipate that royalty earnings will be influenced by the subdued North American marine market. Engineering services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2009 was approximately $5.0 million compared to $4.2 million at December 31, 2008. The Synerject result will be influenced by the timing of the launch of new products in China and India and the subdued North American marine market.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Prior to July 2006 Orbital guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

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

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2009	2008	2009	2008

Cash – Floating (and fixed less than 6 months)	6,623	8,804	3.26	3.21

At June 30, 2009 and June 30, 2008 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Weighted Average Exchange Rate A$
	2009	2008	2009	2008

Cash held in United States Dollars	172	172	0.8179	0.9674
Cash held in European currency units	82	62	0.5845	0.6175

Receivables in United States Dollars	190	939	0.8179	0.9674
Receivables in European currency units	389	13	0.5845	0.6175

The Company’s equity accounted jointly controlled entity has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Weighted Average Exchange Rate A$
	2009	2008	2009	2008

Synerject LLC	11,264	13,109	0.8179	0.9674

At June 30, 2009 Orbital did not have any foreign currency sensitive derivative instruments.

At June 30, 2008 Orbital did not have any foreign currency sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2009, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent

Receivables	US$	0.155 m	0.8179	A$	0.189 m

Receivables	Euro	0.227 m	0.5845	A$	0.389 m

Maturity Profile of Commercial Commitments

Obligations (A$’000s)		At June 30, 2009 Expected Maturity or Expiry Date
	2010	2011	2012	2013	2014	Total	Fair Value

Operating Leases	182	159	3	3	3	350	350

Long –Term Debt (1)	—	—	—	—	19,000	19,000	14,790
Average Interest Rate					0%

Heavy Duty Engine Testing Facility Operations commitment (2)	391	547	547	547	545	2,577	2,577

Total	573	706	550	550	19,548	21,927	17,717

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”
(2)	In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows

The Group has a capital commitment of $180,000 payable not later than one year in relation to the construction of the heavy duty engine testing facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The business of Orbital is managed by a board of directors which, in accordance with the company’s Constitution, may be comprised of no fewer than three, nor more than nine members. The present number of directors is five, one of whom is an executive director, as set out below.

On November 13, 1985 the Company announced the appointment of Mr John Grahame Young as a Non-Executive Director.

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

On July 23, 2008 the Company announced the resignation of Mr John Richard Marshall as a Non-Executive Director effective July 23, 2008.

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
(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

MR WILLIAM PETER DAY, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD, age 59

Joined the Board and appointed Chairman in August 2007. Mr Day was Chief Financial Officer of the global packaging group Amcor for seven years; he retired from that role in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is also a non executive director of Ansell Limited and SAI Global Limited.

MR JOHN GRAHAME YOUNG, LLB, FAICD age 65

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

DR MERVYN THOMAS JONES, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ), age 61

Independent Non-Executive Director. Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a non-executive director of Pacific Environment Limited. Dr Jones chairs the Company’s Human Resources, Remuneration and Nomination Committee.

DR VIJOLETA BRAACH-MAKSVYTIS, Bsc (Hons), Phd, MAICD age 51

Independent Non-Executive Director. Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field, and is also a company director, on the advisory board of the Intellectual Property Research Institute of Australia, Commissioner for UNESCO, and Governor for Foundation for Development Cooperation.

MR TERRY DEWAYNE STINSON, BBA (Hons), age 51

Managing Director and Chief Executive Officer. Joined the Board on June 21, 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject JV Board. Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held $US1 billion multinational outboard marine propulsion and boat company.

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

Details of each Director’s remuneration are shown below.

		Short Term				Post Employment	Share Based Payments
	Year	Salary and Director’s Fees $	Cash Bonuses $	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $	Performance Rights Plan $	Total $
Directors
Non-executive

W Peter Day Chairman (Non-executive)	2009	96,376	—	—	96,376	8,674	—	—	105,050
	2008	88,080	—	—	88,080	7,273	—	—	95,353
	2007	—	—	—	—	—	—	—	—

Donald W J Bourke Chairman (Non-executive)	2009	—	—	—	—	—	—	—	—
	2008	11,120	—	—	11,120	1,001	—	—	12,121
	2007	96,376	—	7,033	103,409	8,674	—	—	112,083

J Grahame Young Director (Non-executive)	2009	52,358	—	—	52,358	4,712	—	—	57,070
	2008	52,358	—	—	52,358	4,712	—	—	57,070
	2007	52,358	—	—	52,358	4,712	—	—	57,070

John R Marshall Director (Non-executive)	2009	—	—	—	—	—	—	—	—
	2008	55,050	—	—	55,050	—	—	—	55,050
	2007	55,050	—	—	55,050	—	—	—	55,050

Mervyn T Jones Director (Non-executive)	2009	52,940	—	—	52,940	4,764	—	—	57,704
	2008	11,655	—	—	11,655	1,049	—	—	12,704
	2007	—	—	—	—	—	—	—	—

Vijoleta Braach-Maksvytis Director (Non-executive)	2009	50,505	—	—	50,505	4,545	—	—	55,050
	2008	11,655	—	—	11,655	1,049	—	—	12,704
	2007	—	—	—	—	—	—	—	—

Executive
Rodney A Houston Director and Chief Executive Officer	2009	—	—	—	—	—	—	—	—
	2008	291,908	—	—	291,908	33,132	71,930	—	396,970
	2007	277,525	37,500	—	315,025	30,618	55,668	—	401,311

Terry D Stinson Director and Chief Executive Officer	2009	350,057	—	—	350,057	41,206	25,133	33,019	449,415
	2008	36,948	—	—	36,948	3,325	—	—	40,273
	2007	—	—	—	—	—	—	—	—

Total Consolidated, all specified directors
	2009	602,236	—	—	602,236	63,901	25,133	33,019	724,289
	2008	558,774	—	—	558,774	51,541	71,930	—	682,245
	2007	481,309	37,500	7,033	525,842		55,668	—	625,514

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience

Geoff Paul Cathcart March 14, 1994

Director of Engineering and Operations.

Dr. Cathcart has held a number of senior management positions within the engineering department. Dr. Cathcart has overall responsibility for the engineering and operations department, and is also a Director of Synerject.

Brian Anthony Fitzgerald February 22, 1982

Director, Orbital Autogas Systems.

Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for acquisition and establishment of new businesses for Orbital. He is also responsible for Orbital Gas Products.

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer.

Mr. Halliwell has 25 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia. He is also a Director of Synerject.

Details of each Key Management Personnel’s remuneration are shown below.

		Short Term				Post Employment	Share Based Payments
	Year	Salary and Director’s Fees $	Cash Bonuses $	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $	Total $

Key Management Personnel
Keith A Halliwell	2009	245,590	—	—	245,590	26,600	45,723	317,913
Chief Financial Officer	2008	234,715	7,500	—	242,215	26,121	47,710	316,046
	2007	225,387	30,500	—	255,887	24,611	45,430	325,928

B Anthony Fitzgerald	2009	226,438	—	—	226,438	24,962	37,353	288,753
Director, Orbital Autogas Systems	2008	203,117	7,500	—	210,617	20,651	36,690	267,958
	2007	191,813	23,600	—	215,413	18,426	35,753	269,592

Geoff P Cathcart	2009	187,993	—	—	187,993	17,201	24,690	229,884
Director of Engineering & Operations	2008	175,600	7,500	—	183,100	15,918	21,247	220,265
	2007	156,368	14,800	—	171,168	12,994	15,212	199,374

Total Consolidated, all key management personnel	2009	660,021	—	—	660,021	68,763	107,766	836,550
	2008	613,432	22,500	—	635,932	62,690	105,647	804,269
	2007	573,568	68,900	—	642,468	56,031	96,395	794,894

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are as follows:

	2009	2008	2007
	$	$	$
Short-term employee benefits	1,262,257	1,194,706	1,168,310
Post-employment benefits	132,664	114,231	100,035
Equity compensation benefits	165,918	177,577	152,063

	1,560,839	1,486,514	1,420,408

For fiscal 2009 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.561 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2009 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.132 million.

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

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr M T Jones(Chairman), Mr W P Day, Mr J G Young, Dr V Braach-Maksvytis, and Mr J R Marshall.

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

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives. To this end, the Company embodies the following principles in its remuneration framework:

•	provide competitive rewards to attract high calibre executives;

•	link executive rewards to shareholder value and company performance;

•	have a significant portion of executive remuneration ‘at risk’; and

•	establish appropriate, demanding performance hurdles for variable executive remuneration.

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

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan, and the Performance Rights Plan (offered to Mr Stinson).

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2009, 1,611,000 shares (2008: 1,200,000) were issued in accordance with the terms of the plan. No shares were issued in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meetings in October 2004 and October 2008, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

At the Company’s Annual General Meeting in October 2008, shareholders approved a Performance Rights Plan in relation to the ongoing remuneration of Executive Directors and senior executives. Mr Stinson is currently the only participant in the Performance Rights Plan.

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

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 and 2007 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI were met under the LTI for the first time since its inception in 2008 and as a result 1,200,000 shares were issued. Performance targets under the LTI were also met in 2009 and as a result 1,611,000 shares were issued.

	2009	2008	2007	2006	2005
EBIT ($ Millions)	0.082	0.336	1.603	1.023	(2.320)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.035)	(0.190)	0.209	(0.014)	(0.035)
Return of capital	—	—	—	—	—

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Dr M T Jones, Dr V Braach-Maksvytis and Mr J R Marshall. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2009 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

Orbital Autogas Systems are certified TS16949 and ISO14001f or its automotive component manufacturing capabilities.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

•	Financial Reporting

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

2.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. No such deficiencies, weaknesses or frauds have been detected.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

•	Environmental Regulation

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

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by at least one of either the Managing Director or the Chairman prior to release to the ASX. The Company Secretary is responsible for administering communications with the ASX.

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

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2009		June 2008		June 2007
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	13	—	8	—	—	—
Admin / Sales	13	—	16	—	15	1
Engineers	32	—	37	—	35	—
Technicians	29	—	30	—	29	—
Others	2	—	2	—	2	—

Total	93	—	97	—	85	1

The management and employees of the Group are not associated with any particular labour union.

Share Ownership

Details of share ownership by Directors and senior managers at December 14, 2009 are as follows:

Director	Ordinary Shares
W P Day	100,000
T D Stinson	1,201,000
J G Young	748,537
M T Jones	180,000

Senior Managers
G P Cathcart	480,910
B A Fitzgerald	1,032,420
K A Halliwell	1,367,336

Directors and senior managers do not have different voting rights from other shareholders.

Employee Share Plan - 2007 Offer

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

Executive Long Term Share Plan - 2007 Offer

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are based on the relative ranking of the Total Shareholder Return (TSR) of the Company to a group of selected peers. TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P/ASX 300 Index. The comparison will be made over a three year “Performance Period” commencing on September 1, 2007 and ending on August 31,.

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

Employee Share Plan - 2008 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2008 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On October 31, 2008, a total of 1,673,358 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2008 Offer

At the Company’s Annual General Meeting on October 22, 2008, shareholders approved the participation of the then Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 1,625,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The performance conditions are the same as those in the 2007 year under the Plan (referred to above). The comparison will be made over a three year “Performance Period” commencing on September 1, 2008 and ending on August 31, 2011.

Performance Rights Plan - 2008 Offer

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Terms and conditions

It is proposed that the performance rights will be subject to performance hurdles which would have to be satisfied over particular periods specified by the Board. The relevant performance hurdles would need to be met over those specified periods before the performance rights become exercisable.

When issuing an invitation under the Performance Rights Plan, the Board has a discretion to determine the terms and conditions of an award of performance rights to ensure that they are appropriate for the relevant executive (including the number of performance rights to be awarded, the relevant performance hurdles and the length of the periods in which those performance hurdles must be satisfied).

Exercise of performance rights

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

Where an event occurs (such as a takeover bid, a scheme of arrangement or the winding up of the Company) and the performance rights are granted in tranches and are subject to separate performance hurdles, and the participant has exceeded the last performance hurdle but has not yet met the next performance hurdle, the participant may be permitted to exercise a proportion of his or her performance rights associated with the next performance hurdle relative to the extent to which the participant has achieved that next performance hurdle.

Cessation of employment

Performance rights lapse immediately (even if they have otherwise become exercisable) on termination for misconduct or any other reason justifying termination without notice.

In the case of death, total permanent disablement, redundancy, retirement, or where employment has terminated by reason of the Company selling a business:

(a)	performance rights which have otherwise become exercisable remain exercisable up to the end of the exercise period; and

(b)	the Board has a discretion to treat the remaining performance rights of the participant as exercisable and to set the exercise period for them.

In all other cases where employment ceases, performance rights lapse immediately unless they have otherwise become exercisable, in which case they lapse at the end of 30 days.

Disposal restriction

Shares will be issued directly to executives once they have exercised their performance rights. Executives will not be permitted to dispose of those shares until the earlier of:

(a)	the expiry of a period to be determined by the Board in its offer;

(b)	10 years after the performance rights were granted;

(c)	cessation of that executive’s employment with the Orbital Group;

(d)	an event occurs such as a takeover bid for or winding up of the Company or

(e)	the Board (in its absolute discretion) releasing the executive from the restriction.

Under the Performance Rights Plan:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date (if the specified share price target is not achieved at the end of the Vesting Date, the performance right will lapse);

(e)	Mr T D Stinson is currently the only person entitled to participate in the Performance Rights Plan.

Employee Share Plan - 2009 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2009 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On December 14, 2009, a total of 1,445,894 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan – 2009 Offer

At the Company’s Annual General Meeting on October 21, 2009, shareholders approved the participation of the then Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 6,562,500 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2009 and ending on 31 August 2012 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	50% of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending 30 June 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of December 14, 2009, Orbital had issued and outstanding 481,973,944 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
Equity Trustees Limited SGH PI Smaller Co’s (as notified on 13 June 2007)	29,332,832	6.20%

There has been no significant change in the composition of major shareholders.

The Executive Officers and Directors of Orbital as a group own 5,110,203 ordinary shares which represent 1.05% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 481,973,944 ordinary shares in the company on issue at December 14, 2009, 78% of which are held by 5,664 shareholders located in Australia.

There are 2,702,621 ADR’s (representing 108,104,840 ordinary shares in the company) on issue at December 14, 2009 held by 384 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2009 (nil in both fiscal 2008 and 2007).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at November 30, 2009 and June 30 in each of the preceding two years are as follows:

	November, 30 2009 (A$000’s)	2009 (A$000’s)	2008 (A$000’s)	2007 (A$000’s)

Receivables - Non-current	28,030	28,063	17,375	12,826
Borrowings - Non-current	12,466	13,549	6,431	8,582

The largest amounts outstanding during the periods covered were as follows:

	2009 (A$000’s)	2008 (A$000’s)	2007 (A$000’s)

Receivables - Non-current	28,063	17,375	13,142
Borrowings - Non-current	13,549	8,582	9,183

During fiscal 2009, nil interest expense (fiscal 2008: nil; fiscal 2007: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2008 and 2007: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at November 30, 2009 and June 30 in each of the preceding two years are:

	November, 30 2009 (A$000’s)	2009 (A$000’s)	2008 (A$000’s)	2007 (A$000’s)

Receivables - Current	—	14	16	21

Payables - Current	—	—	—	—

During fiscal 2009, the Orbital Group provided engineering services to Synerject LLC to the value of A$0.081 million (2008: A$0.081 million) and purchased goods and services from Synerject LLC to the value of A$0.140 million (2008: A$0.078 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-50 included herein.

Significant Changes

There have been no significant changes to the operations of the Company since the date of the annual financial statements.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Company’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2010 fiscal year.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume

2004-05		A$	0.160		2,728,797	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2005-06		A$	0.125		3,221,730	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2006-07		A$	0.345		3,760,493	A$	0.090		1,270	US$	11.17		51,400	US$	2.75		0
2007-08		A$	0.380		6,794,414	A$	0.100		1,100	US$	13.00		32,000	US$	3.90		0
2008-09		A$	0.115		7,330,005	A$	0.030		1,574	US$	4.50	*	52,600	US$	0.78		0

2007-08	Q1	A$	0.380	*	6,794,414	A$	0.210		36,000	US$	13.00	*	32,000	US$	6.10		0
	Q2	A$	0.330		3,934,095	A$	0.235		2,711	US$	11.70		23,800	US$	8.55		200
	Q3	A$	0.255		4,746,064	A$	0.100		1,100	US$	8.90		23,000	US$	3.95		0
	Q4	A$	0.180		4,607,035	A$	0.100	*	4,864	US$	6.40		16,900	US$	3.90	*	0

2008-09	Q1	A$	0.115		7,330,005	A$	0.055		10,000	US$	4.50	*	52,600	US$	1.95		0
	Q2	A$	0.068		1,460,659	A$	0.036		2,611	US$	2.10		26,800	US$	0.90		0
	Q3	A$	0.062		1,358,585	A$	0.030	*	1,574	US$	1.34		29,900	US$	0.78	*	0
	Q4	A$	0.115	*	1,653,000	A$	0.036		3,014	US$	3.40		17,500	US$	0.81		0

May 2009		A$	0.115		1,318,968	A$	0.057		3,014	US$	2.40		29,900	US$	0.81		0
Jun 2009		A$	0.100		495,070	A$	0.061		50,000	US$	3.10		8,300	US$	2.10		0
Jul 2009		A$	0.080	*	560,000	A$	0.070		5,000	US$	2.50	*	2,900	US$	2.10		0
Aug 2009		A$	0.074		1,273,180	A$	0.055		10,000	US$	2.30		41,800	US$	1.63		0
Sept 2009		A$	0.059		1,490,440	A$	0.048	*	20,000	US$	1.95		7,600	US$	1.45	*	100
Oct 2009		A$	0.068		984,000	A$	0.050		3,000	US$	2.50		15,500	US$	1.81		100
Nov 2009		A$	0.065		410,668	A$	0.055		0	US$	2.20		11,000	US$	1.71		0

*	Denotes annual high and low closing market prices in the relevant year.

On November 30, 2009, the closing sale price of the ordinary shares on the ASX was A$0.055 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$1.90 per ADS. On November 30, 2009, 2,702,621 ADSs, representing 108,104,840 ordinary shares, or approximately 22% of the outstanding ordinary shares, were outstanding and were held by 384 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

Approximately 17% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% of costs are denominated in other than the functional currency of the operating entity making the expenditure.

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

Liquidity risk

The Group established a trade finance facility with its bankers during fiscal 2009. The Group’s does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at June 30, 2009.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $19 million repayable in May 2014.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2009, Orbital’s disclosure controls and procedures were effective.

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

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2009. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2009, its internal control over financial reporting is effective based upon those criteria.

Ernst & Young, an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has not issued an audit report on the Company’s internal control over financial reporting as of June 30, 2009

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm has not issued an Attestation Report for Fiscal 2009.

(d) Changes in Internal Control Over Financial Reporting:

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the four non-executive directors of the Company’s Board. Mr W P Day qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any other purpose as a result of being identified as an audit committee financial expert. Mr Day is a Fellow of CPA Australia, Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Institute of Chartered Accountants in United Kingdom. He is currently a member of the International Accounting Standards Board’s Joint International Group on Financial Statements, a former Chairman of the Australian Accounting Standards Board and was Deputy Chairman of the Australian Securities and Investments Commission.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, Ernst & Young are as follows:

2009			2008
Services Rendered	Fees ($A)%		Fees ($A)%

Audit Fees	278,950	82.4	378,979	91.8
Audit – Related Fees	—	—	—	—
Tax Fees (1)	10,000	2.9	9,000	2.2
All Other Fees (2)	49,726	14.7	25,000	6.0

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance, tax advice and preparation and lodgement of Research & Development Claims.
(2)	All other fees relate to services performed for executive remuneration consultancy services.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-50 included herein.

ITEM 19.	EXHIBITS

(a) Financial Statements and Financial Statement Schedules

The following financial statements together with the Reports of Independent Registered Public Accounting Firms thereon, are filed as part of the Annual Report.

(b) Financial Statements – Synerject LLC (1)

The following financial statements together with the Report of Independent Auditors thereon, are filed as part of the Annual Report.

(1)	The financial statements of Synerject LLC have been included in this document pursuant to Rule 3-09 of Regulation S-X

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated by reference to our registration statement on Form 20-F filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDi”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDi Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi or Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

Stoichiometric	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

/s/ Keith Halliwell
Date: December 18, 2009	KEITH HALLIWELL
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated balance sheets of Orbital Corporation Limited and subsidiaries (the “Company”) as of June 30, 2009 and 2008, and the related consolidated statements of income, recognised income and expense, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Synerject LLC (“Synerject”), a significant investee of the Company which is accounted for by use of the equity method (see note 16 to the consolidated financial statements), as of and for the years ended June 30, 2009 and 2008. The Company’s investment in Synerject was $11,264,000 and $13,109,000, respectively, as of June 30, 2009 and 2008 and its share of profit of Synerject was $1,846,000 and $2,357,000, respectively, for the years ended June 30, 2009 and 2008. Those statements were prepared in accordance with accounting principles generally accepted in the United States of America and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Synerject, on the basis of accounting principles generally accepted in the United States of America, as of and for the years ended June 30, 2009 and 2008, is based solely on the report of the other auditors. We have applied auditing procedures to the adjustments to reflect the investment in Synerject and share of profit of Synerject in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited and subsidiaries at June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Ernst & Young
Perth, Australia

August 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated income statement, statement of cash flows, and recognised income and expenses of Orbital Corporation Limited and its controlled entities (the “Consolidated Entity”) for the year ended 30 June 2007. These consolidated financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Consolidated Entity for the year ended 30 June 2007, in conformity with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001. In complying with Australian Accounting Standards, the financial statements are also in conformity with International Financial Reporting Standards (“IFRS”).

/s/ KPMG
KPMG

Perth, Australia

22 August 2007

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

			2009	2008	2007
	NOTE		$’000	$’000	$’000
Engineering services income			8,798	11,681	12,514
Sale of goods			6,264	—	—
Licence and royalty income			1,115	2,684	2,294
Other revenue	7		336	574	448

Total Revenue			16,513	14,939	15,256

Other income	8		4,048	372	390
Raw materials and consumables used	9	(d)	(6,284)	—	—
Change in inventories of finished goods and work in progress	9	(d)	1,387	—	—
Employee benefits expenses	9	(a)	(9,820)	(9,812)	(9,428)
Depreciation and amortisation			(1,094)	(1,272)	(1,001)
Engineering consumables and contractors			(1,534)	(924)	(1,641)
Travel and accommodation			(1,187)	(1,013)	(980)
Communications and computing			(715)	(649)	(647)
Patent costs			(431)	(404)	(509)
Insurance costs			(404)	(388)	(422)
Audit, compliance and listing costs			(693)	(817)	(702)
Settlement of legal dispute			—	—	(582)
Finance costs	9	(b)	(726)	(886)	(816)
Other expenses	9	(c)	(1,210)	(1,479)	(840)

Share of profit from investment accounted for using the equity method	16		1,846	2,357	3,157

(Loss)/profit before income tax			(304)	24	1,235

Income tax (expense)/benefit	10	(b)	(2,147)	445	98

(Loss)/profit for the year attributable to the members of the parent entity			(2,451)	469	1,333

Earnings per share:

Basic earnings per share (in cents)	11		(0.51)	0.10	0.30
Diluted earnings per share (in cents)	11		(0.51)	0.10	0.29

Basic earnings per ADS (in cents)	11		(20.53)	3.96	11.94
Diluted earnings per ADS (in cents)	11		(20.53)	3.88	11.76

The income statements are to be read in conjunction with the notes to the financial statements set out on pages F7 to F50.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2009

			2009	2008	2007
	NOTE		$’000	$’000	$’000

Foreign currency translation reserve	28	(b)	3,680	(1,627)	(1,692)

Share of cash flow hedge reserve for equity accounted investment	28	(b)	72	(35)	(37)

Income and expense recognised directly in equity			3,752	(1,662)	(1,729)

Profit/(loss) for the period			(2,451)	469	1,333

Total recognised income and expense for the period			1,301	(1,193)	(396)

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages F7 to F50.

BALANCE SHEETS AS AT 30 JUNE 2009

		2009	2008
	NOTE	$’000	$’000

ASSETS
Current Assets
Cash and cash equivalents	12	6,623	8,804
Other financial assets	13	3,500	—
Trade and other receivables	14	5,080	7,198
Inventories	15	3,084	1,697

Total Current Assets		18,287	17,699

Non-current Assets
Investment accounted for using the equity method	16	11,264	13,109
Deferred tax assets	17	5,054	5,494
Property, plant & equipment	18	7,397	5,586
Intangibles and goodwill	19	533	351

Total Non-Current Assets		24,248	24,540

TOTAL ASSETS		42,535	42,239

LIABILITIES
Current Liabilities
Trade and other payables	20	3,841	7,322
Interest bearing borrowings	21	1,520	—
Employee benefits	24	1,033	1,028
Other provisions	25	92	126

Total Current Liabilities		6,486	8,476

Non-current Liabilities
Non interest bearing liabilities	23	14,873	14,151
Employee benefits	24	1,302	1,362
Government grants	26	2,760	2,760

Total Non-Current Liabilities		18,935	18,273

TOTAL LIABILITIES		25,421	26,749

NET ASSETS		17,114	15,490

EQUITY
Share capital	27	19,055	225,720
Reserves	28	1,283	(2,457)
Accumulated losses	28	(3,224)	(207,773)

TOTAL EQUITY		17,114	15,490

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages F7 to F50.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2009

		2009	2008	2007
	NOTE	$’000	$’000	$’000

Cash Flows from Operating Activities
Cash receipts from customers		21,385	10,728	14,267
Cash paid to suppliers and employees		(23,307)	(12,176)	(14,516)

Cash used in operations		(1,922)	(1,448)	(249)
Interest income		336	574	377
Income taxes paid		(681)	(11)	(310)

Net cash used in operating activities	32	(2,267)	(885)	(182)

Cash Flows from Investing Activities

Dividends received from investment accounted for using the equity method		4,577	958	—
Proceeds from sale of property, plant & equipment		—	8	33
Acquisition of property, plant & equipment		(3,226)	(727)	(677)
Costs incurred in acquisition of business		—	(111)	—
Acquisition of business		—	(1,758)	—
Purchase of other financial assets		(3,500)	—	—

Net cash used in investing activities		(2,149)	(1,630)	(644)

Cash Flows from Financing Activities
Proceeds from borrowings		1,520	—	—
Proceeds from the issue of share capital		—	—	9,204
Transaction costs from issue of shares		—	—	(412)

Net cash provided by financing activities		1,520	—	8,792

Net increase/(decrease) in cash and cash equivalents		(2,896)	(2,515)	7,966

Cash and cash equivalents at 1 July		8,804	11,287	3,325

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		715	32	(4)

Cash and cash equivalents at 30 June	12	6,623	8,804	11,287

Non-Cash Investing Activities

On 31 March 2009, the Group executed contracts that offset the requirement for the payment of US$4,000,000 to maintain a 50% interest in Synerject with the entitlement to the receipt of US$4,000,000 for the sale of an 8% interest in Synerject.

There were no other non-cash investing or financing activities for the years ended 30 June 2007, 2008 and 2009.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages F7 to F50.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2009 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s investment accounted for using the equity method.

The consolidated financial report was authorised for issue by the directors on 25 August 2009.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Judgements made by management in the application of Australian Accounting Standards and (IFRS) that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 5.

3. SIGNIFICANT ACCOUNTING POLICIES

The Group has adopted all of the new and revised Standards and Interpretations issued by the AASB and IASB that are relevant to the operations of the Group and effective for the reporting periods effective of 1 July 2008. The adoption of the Standards gave rise to additional disclosure, however did not have a material effect on the financial statements of the Group.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases. All subsidiaries have the same reporting period as the Company.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii) Associates

The Group’s investment in its associate is accounted for using the equity method of accounting in the consolidated financial statements. The associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture.

The Group generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

The Group’s share of its associates’ post-acquisition profit or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the associate reduce the carrying amount of the investment.

When the Group’s share of losses in the associate equals or exceeds its interest in the associate, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The reporting date of the associate and the Group are identical and the associate’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iii) Joint Ventures

The Group had an interest in a joint venture that was a jointly controlled entity. Joint ventures are contractual arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The Group accounts for its interest in the jointly controlled entity using the equity method of accounting. Under the equity method, the investment in the joint venture is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in the joint venture.

The Group’s share of the joint venture’s post-acquisition profits or losses was recognised in the income statement, and its share of post-acquisition movements in reserves were recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the joint venture were recognised in the consolidated financial statements as a reduction of the carrying amount of the investment.

When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

The reporting date of the joint venture and the Group are identical and the joint venture’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iv) Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associate or, if not consumed or sold by the associate, when the Group’s interest in such entities is disposed of.

(b) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and associates – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Foreign Currency (continued)

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

(iii) Net investment in foreign operations

Exchange differences arising from the translation of balances representing the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

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

Other financial assets

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Interest bearing borrowings

Included in current liabilities is an amount owing under a trade finance facility utilised for the import of inventory. The trade finance facility provides loans of up to 180 days with interest payable at maturity. The loans are initially recognised at the fair value of consideration received less transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2009 totalled approximately 617,000 (2008: 597,000).

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Included in current liabilities in the comparative period is an amount owing to Continental Corporation for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4,000,000 which was deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method (refer to note 16).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Financial Instruments (continued)

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

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

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

Expenditure on intangibles which may be capitalised includes the cost of materials and direct labour. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii) Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs, not qualifying for capitalisation, are expensed as incurred.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Intangibles (continued)

(iii) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

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

(ii) Goodwill

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Share capital

(i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

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

(iv) Share-based payment transactions

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met. The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

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

(k) Revenue Recognition

Revenues are recognised and measured at the fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i) Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Revenue Recognition

(ii) Sale of goods

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of the goods to customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.

(iii) Licence and royalties

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

(iv) Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v) Dividends

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

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

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

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

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the balance sheet.

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

(s) Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in note 5.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2009, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB Int. 16 IFRIC 16	Hedges of a Net Investment in a Foreign Operation	This Interpretation requires that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 October 2008	1 July 2009
AASB 8 and AASB 2007-3 IFRS 8	Operating Segments and consequential amendments to other Australian Accounting Standards	New Standard replacing AASB 114 Segment Reporting (IAS 14), which adopts a management reporting approach to segment reporting.	1 January 2009	1 July 2009
AASB 101 (Revised), AASB 2007-8 and AASB 2007-10 IAS 1 (Revised)	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income.

Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

			1 January 2009	1 July 2009
AASB 2008-1 IFRS 2 (Revised)	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	1 July 2009
AASB 127 (Revised) AASB 2008-5 IAS 27 (Revised)	Consolidated and Separate Financial Statements	There are a number of changes arising from the revision to AASB 127 relating to changes in ownership interest in a subsidiary without loss of control, allocation of losses of a subsidiary and accounting for the loss of control of a subsidiary. Specifically in relation to a change in the ownership interest of a subsidiary (that does not result in loss of control) – such a transaction will be accounted for as an equity transaction.	1 July 2009	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of	Application date for Group*

AASB 2008-5 IFRS 5 and IAS Annual Improvements Project	Amendments to Australian Accounting Standards arising from the Annual Improvements Project

The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.

This was the first omnibus of amendments issued by the IASB arising from the Annual Improvements Project and it is expected that going forward, such improvements will be issued annually to remove inconsistencies and clarify wording in the standards.

The AASB issued these amendments in two separate amending standards; one dealing with the accounting changes effective from 1 January 2009 and the other dealing with amendments to AASB 5 (IFRS 5), which will be applicable from 1 July 2009 [refer below AASB 2008-6].

			1 January 2009	1 July 2009

AASB 2008-6 IAS Annual Improvements Project	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project	This was the second omnibus of amendments issued by the IASB arising from the Annual Improvements Project. Refer to AASB 2008-5 above for more details.	1 July 2009	1 July 2009

AASB 2008-7 IAS 27 (Revised)	Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The main amendments of relevance to Australian entities are those made to AASB 127 (IAS 27) deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 (IAS 27) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.

			1 January 2009	1 July 2009

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of	Application date for Group*
AASB 2009-2 IAS Annual Improvements Project	Amendments to Australian Accounting Standards – Improving Disclosures about Financial Instruments [AASB 4, AASB 7, AASB 1023 & AASB 1038]

The main amendment to AASB 7 (IFRS 7) requires fair value measurements to be disclosed by the source of inputs, using the following three-level hierarchy:

•   quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

•   inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

These amendments arise from the issuance of Improving Disclosures about Financial Instruments (Amendments to IFRS 7) by the IASB in March 2009.

The amendments to AASB 4 (IFRS 4), AASB 1023 and AASB 1038 comprise editorial changes resulting from the amendments to AASB 7 (IFRS 7).

			Annual reporting periods beginning on or after 1 January 2009 that end on or after 30 April 2009.	1 July 2009
AASB 2009-7 IAS Annual Improvements Project	Amendments to Australian Accounting Standards [AASB 5, 7, 107, 112, 136 & 139 and Interpretation 17]	These comprise editorial amendments and are expected to have no major impact on the requirements of the amended pronouncements.	1 July 2009	1 July 2009
Amendments to International Financial Reporting Standards IAS Annual Improvements Project	Amendments to IFRS 2

The amendments clarify the accounting for group cash-settled share-based payment transactions, in particular:

•   the scope of AASB 2 (IFRS 2); and

•   the interaction between IFRS 2 and other standards.

An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

A “group” has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries.

The amendments also incorporate guidance previously included in IFRIC 8 Scope of IFRS 2 and IFRIC 11 IFRS 2—Group and Treasury Share Transactions. As a result, IFRIC 8 and IFRIC 11 have been withdrawn.

			1 January 2010	1 July 2010

*	designates the beginning of the applicable annual reporting period unless otherwise stated.

The directors have not determined the impact of the above new and amended accounting standards.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

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

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and term deposits with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a trade finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	2009	2008	2007
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	6,623	8,804	11,287
Term deposit maturing on 5 February 2010	3,500	—	—

	10,123	8,804	11,287

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2009, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit
	Higher/(Lower)
	2009	2008	2007
	$’000	$’000	$’000

Consolidated
+1% (100 basis points)	51	88	113
-.5% (50 basis points)	(26)	(44)	(56)

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2009 as in 2008 because the only balances affected by interest rates are cash balances.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Foreign currency risk

As a result of investment accounted for using the equity method, Synerject LLC, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 17% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2009, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	2009	2008	2007
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	172	172	317
Trade and other receivables	190	939	1,076

	362	1,111	1,393

At 30 June 2009, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

Financial assets
Cash and cash equivalents	82	62	49
Trade and other receivables	389	13	23

	471	75	72

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2009, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

	Post Tax Profit
	Higher/(Lower)
	2009	2008	2007
	$’000	$’000	$’000

Consolidated
AUD/USD/EURO +10%	(33)	(102)	(127)
AUD/USD/EURO -5%	19	96	240

The movements in profit in 2009 are less sensitive than in 2008 due to the lower level of US Dollar cash and cash equivalents at balance date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these financial assets (as outlined in each applicable note).

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

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties. An ageing of receivables is included in note 14.

Liquidity risk

The Group’s established a trade finance facility with its bankers during the reporting period. The Group does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines at 30 June 2009.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $19,000,000 repayable in May 2014.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2009. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2009. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	2009	2008
	$’000	$’000

6 months or less	5,411	7,322
6-12 months	—	—
1-5 years	19,000	—
Over 5 years	—	19,000

	24,411	26,322

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(a) Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. The review of plant & equipment identified a number of unique items of equipment with no likely future cash generating potential and as such $314,000 was written off during the financial year. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.

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

(b) Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 33. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 33. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. No impairment loss has been recognised in the current year in respect of goodwill. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives including a sensitivity analysis are discussed in note 19.

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 25.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers’ warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6. SEGMENT REPORTING (continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The Group comprises the following main business segments:

•	Engineering services (consultancy);

•	Alternative fuels (sale of goods); and

•	Royalties and licences (intellectual property rights).

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis. The alternative fuels segment is managed on an Australian basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Revenue is derived predominantly from the provision of engineering services, the sale of LPG fuel systems and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

(a) Business Segments (primary reporting)

	Consulting Services			Alternative Fuels			Licences and royalties (i)			Consolidated
	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000

Segment Revenue	8,798	11,681	12,514	6,264	—	—	1,115	2,684	2,294	16,177	14,365	14,808
Unallocated other revenue										336	574	448

Total Revenue										16,513	14,939	15,256

Segment Result	1,767	2,406	3,241	(739)	—	—	(1,130)	771	763	(102)	3,177	4,004
Unallocated expenses - net (ii)										(5,004)	(4,624)	(5,110)
Finance costs										(722)	(886)	(816)
Profit on sale of interest in investment accounted for using the equity method										3,678	—	—
Share of profit of investment accounted for using the equity method										1,846	2,357	3,157

Net (Loss)/Profit before related income tax										(304)	24	1,235
Income tax (expense)/benefit										(2,147)	445	98

(Loss)/Profit after tax attributable to members										(2,451)	469	1,333

	Consulting Services			Alternative Fuels			Licences and royalties			Consolidated
	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000	2009 $’000	2008 $’000	2007 $’000

Non-cash (revenue) and expenses
Depreciation and amortisation	1,074	1,272	1,001	20	—	—	—	—	—	1,094	1,272	1,001
Equity settled employee compensation	122	117	102	8	—	—	1	—	—	131	117	102
Other non-cash expenses	72	17	(1)	—	—	—	—	354	—	72	371	(1)

Segment non-cash expenses	1,268	1,406	1,102	28	—	—	1	354	—	1,297	1,760	1,102

Systems warranty credits										—	—	(101)
Equity settled employee compensation										192	164	161
Amortisation of non-interest bearing loans										722	886	816
Amounts set aside to warranty and other provisions										—	—	(52)
Share of profit of investment accounted for using the equity method										(1,846)	(2,357)	(3,157)
Foreign exchange translation (gain)/loss										(564)	175	69

Total non-cash (revenue) and expenses										(199)	628	(1,162)

(i)	Licence and royalty costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6. REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(a) Business Segments (primary reporting) (Continued)

	Consulting Services		Alternative Fuels		Licences and royalties (i)		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Assets	11,232	11,971	4,518	2,048	344	813	16,094	14,832
Unallocated assets
Cash and cash equivalents							6,623	8,804
Other financial assets							3,500	—
Investment accounted for using the equity method							11,264	13,109
Deferred tax asset							5,054	5,494

Consolidated Total Assets							42,535	42,239

Segment Liabilities	8,484	8,093	2,196	214	—	—	10,680	8,307
Unallocated liabilities
Income tax liabilities							(132)	156
Trade and other payables							—	4,135
Borrowings							14,873	14,151

Consolidated Total Liabilities							25,421	26,749

Consolidated Net Assets							17,114	15,490

Segment Acquisitions of Non current assets	3,052	727	174	—	—	—	3,226	727

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

6. REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(b) Geographic Segments (secondary reporting)

	Americas			Europe			Asia			Australia			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment revenue	3,523	2,982	5,400	1,844	909	585	2,295	5,740	5,221	8,515	4,734	3,602	16,177	14,365	14,808

Segment assets	1,638	1,043	N/A	687	544	N/A	858	1,761	N/A	12,911	11,484	N/A	16,094	14,832	N/A

Acquisitions of non current assets	—	—	—	—	—	—	—	—	—	3,226	727	N/A	3,226	727	N/A

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

7. OTHER REVENUE

	2009	2008	2007
	$’000	$’000	$’000
Interest income	336	574	448

8. OTHER INCOME

Gain/(loss) on sale/write-off of property, plant and equipment	(322)	(3)	32

Automotive Competitiveness and Investment Scheme credits (a)	120	201	204

Net foreign exchange gains	564	—	—

Gain on sale of interest in investment accounted for using the equity method (see note 16(f))	3,678	—	—

System warranty credits	—	—	101

Insurance claim	—	144	—

Other	8	30	53

	4,048	372	390

(a)	The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities. The Group sells these credits through a tender process and recognises income from the sale when title to the credits passes to the purchaser.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	8,019	7,994	7,844
Contributions to defined contributions superannuation funds	890	800	780
Equity settled transactions	323	281	263
Increase in liability for annual leave	5	40	41
(Decrease)/Increase in liability for long service leave	(60)	100	36
Other associated personnel expenses	643	597	464

	9,820	9,812	9,428

(b) Finance costs

Interest on borrowings	4	—	—
Non-cash interest expense WA Government Loan	722	687	654
Non-cash interest expense on deferred settlement pertaining to investment accounted for using the equity method	—	199	162

	726	886	816

(c) Other expenses

Occupancy	666	474	477
Administration	217	244	193
Marketing	29	46	29
Investor relations	74	44	61
Allowance for impairment of receivables	174	379	(4)
Net foreign exchange losses	—	175	69
Other	50	117	15

	1,210	1,479	840

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

9. EXPENSES (continued)

(d) Cost of sales

	2009	2008	2007
	$’000	$’000	$’000

Raw materials and consumables used	6,284	—	—
Change in inventories of finished goods and work in progress	(1,387)	—	—

	4,897	—	—

(e) Lease payments included in income statement

Minimum lease payments - operating lease	75	93	64

(f) Research and development costs

Research and development costs charged directly to the income statement:

- LPI development	564	—	—
- Other research & development	1,246	1,147	1,022

	1,810	1,147	1,022

(g) Write off of assets due to water damage

Plant and equipment	—	7	—

A burst water filter cartridge in the administration area damaged carpets and furniture. An insurance recovery relating to the water damage of $144,000 has been recognised in other income (see note 8)

10. TAXATION

(a) Recognised in the income statement

Current tax (expense)/benefit
Current year	(165)	295	(358)
Prior year under provided	(251)	—	—

	(416)	295	(358)

Deferred tax expense
Current year	(147)	—	—
(Expense)/benefit on recognition of previous tax losses	(398)	150	456
Expense on derecognition of tax loss arising from the disposal of interest in Synerject	(1,186)	—	—

	(1,731)	150	456

Total income tax (expense)/benefit in income statement	(2,147)	445	98

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

10. TAXATION (continued)

(b) Numerical reconciliation between tax (expense)/benefit and pre-tax net (loss)/profit

	2009	2008	2007
	$’000	$’000	$’000

(Loss)/Profit before tax	(304)	24	1,235

Income tax using the statutory tax rates	91	(7)	(371)
Australian
- Non deductible expenditure	(1,886)	(236)	(350)
- Non assessable items	1,938	—	—
- Effect of tax losses derecognised	(143)	243	721
Foreign
- Net withholding tax recouped/(paid)	(30)	456	(298)
- United States of America Federal and State taxes	(135)	(161)	(40)
- Under provided for in prior periods	(251)	—	(20)
- Deferred tax asset recognised/(derecognised)	(1,731)	150	456

Income tax (expense)/benefit on pre-tax net profit	(2,147)	445	98

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

(ii) Tax effect accounting by members of the tax consolidated group

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the broad principles in IAS 12 Income Taxes. The nature of the tax funding agreement is discussed further below.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

11. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2009 was based on the profit/(loss) attributable to ordinary shareholders of ($2,451,250) (2008: profit $469,199) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2009 of 477,563,792 (2008: 474,182,565), calculated as follows:

	2009		2008		2007

Profit/(Loss) attributable to ordinary shareholders	$		$		$

(Loss)/Profit attributable to ordinary shareholders		(2,451,250)		469,199		1,332,856

Weighted average number of ordinary shares		Number		Number

Issued ordinary shares at 1 July		474,563,192		473,126,818		411,292,088
Effect of share placement		—		—		16,657,534
Effect of shares issued for the ELTSP		2,102,030		910,685		—
Effect of shares issued for the ESP No.1		898,570		145,062		285,709
Effect of share purchase plan		—		—		18,156,089

Weighted average number of ordinary shares at 30 June		477,563,792		474,182,565		446,391,420

Effect of potential dilutive ordinary shares		—		7,325,000		7,065,000

Weighted average number of potential dilutive ordinary shares at 30 June		477,563,792		481,507,565		453,456,420

Earnings per share		cents		cents		cents

Basic earnings per share		(0.513)		0.099		0.299

Diluted earnings per share		(0.513)		0.097		0.294

Earnings per ADS		cents		cents		cents

Basic earnings per share		(20.531)		3.958		11.943

Diluted earnings per share		(20.531)		3.880		11.760

Shares granted to employees (including Key Management Personnel) as described in note 32 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These ordinary shares have not been included in the determination of basic earnings per share. In the current year, 11,500 000 performance rights and 7,800,000 ELTSP rights which are issuable potential ordinary shares have not been included in the diluted earnings per share calculation.

12. CASH AND CASH EQUIVALENTS

	2009	2008
	$’000	$’000

Cash at bank	220	1,174
Cash at bank - US dollars	172	4,022
Cash at bank - European currency units	82	62
At call deposits - financial institutions	3,657	602
Bank bills	2,492	2,944

	6,623	8,804

All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

13. OTHER FINANCIAL ASSETS

	2009	2008
	$’000	$’000

Short term deposits - held to maturity	3,500	—

Short term deposits represents term deposits with financial institutions for periods greater than 90 days and less than 365 days earning interest at the respective term deposit rates at time of lodgement.

The term deposit is pledged as security to the Group’s bankers for the trade finance facility (see note 22).

Due to the short term nature of the deposits carrying value approximates fair value. Short term deposits are only invested with a major financial institution to minimise the risk of default of counterparties.

14. TRADE AND OTHER RECEIVABLES

Current

Trade receivables	4,777	6,508
Trade receivable from related joint venture entity	—	16
Allowance for impairment loss (a)	(230)	(428)

	4,547	6,096

Accrued royalties	344	813
Accrued interest	11	30
Insurance claim receivable	—	162
Taxation instalments	—	48
Other receivables	69	10
Prepayments	109	39

	5,080	7,198

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $230,000 (2008: $428,000) has been recognised by the Group in the current year. These amounts have been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(428)	(49)
Charge for the year	(174)	(379)
Amounts written off	372	—

At 30 June	(230)	(428)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

14. TRADE AND OTHER RECEIVABLES (continued)

(a) Allowance for impairment loss (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2009	Consolidated	4,777	3,421	609	38	479	230

2008	Consolidated	6,524	5,171	425	11	360	557

*	Past due not impaired (’PDNI’)

Considered impaired (’CI’)

Receivables past due but not considered impaired are $517,000 (2008:$371,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b) Related party receivables

For terms and conditions of related party receivables refer to note 31.

(c) Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(d) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	2009	2008
	$’000	$’000

Raw materials and stores - at cost	3,084	1,697

On 26 June 2008, the Group acquired inventories of LPG fuel systems in the business combination.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

16. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

(a) Interest in Synerject LLC

On 31 March 2009 the Group sold an 8% share of Synerject LLC to Continental Corporation. As at 30 June 2009, the Group holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2008: 50%). The sale of the interest to Continental Corporation resulted in a loss of joint control of Synerject, as such the investment is now recognised and disclosed as an investment accounted for using the equity method. This accounting treatment is consistent with that utilised in the prior fiscal period.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

The Group has the following interests in Synerject:

Name	Principal activities	Country of incorporation	Reporting Date	30 June Ownership
				2009	2008	2007

Synerject LLC	Manufacture of engine management systems	USA	30/06/2009	42%	50%	50%

	Revenues (100%) US$’000	Profit (100%) US$’000	Total Assets (100%) US$’000	Total Liabilities (100%) US$’000	Net assets (100%) US$’000
2009	74,635	3,662	38,892	25,069	13,823
2008	81,020	2,400	37,841	20,895	16,946
2007	79,627	3,501	35,911	20,337	15,574

	Revenues (100%) A$’000	Profit (100%) A$’000	Share of Synerject’s net profit recognised A$’000	Total Assets (100%) A$’000	Total Liabilities (100%) A$’000	Net assets as reported by Synerject (100%) A$’000	Share of Synerject’s net assets equity accounted A$’000
2009	102,198	5,014	1,846	47,551	30,650	16,901	11,264
2008	89,872	2,662	2,357	39,116	21,599	17,517	13,109
2007	100,391	4,386	3,157	42,243	23,848	18,395	12,974

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

16. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (continued)

y(b) Movements in the carrying amount of the Group’s interest in Synerject

	2009	2008	2007
	$’000	$’000	$’000
At 1 July	13,109	12,974	6,321
Capital injection			4,656
Share of profits after tax	1,846	2,357	—
Share of reserves	(318)	308	3,157
Dividends received	(4,577)	(958)	151
Carrying value of investment in Synerject disposed of	(2,253)	—	—
Unrealised foreign exchange movements	3,457	(1,572)	(1,311)

At 30 June	11,264	13,109	12,974

(c ) Results of Synerject

Share of Synerject’s profit before income tax	2,322	1,353	2,314
Share of income tax expense	(293)	(65)	(121)
Share of Synerject’s net profit - as disclosed by Synerject	2,029	1,288	2,193
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	(477)	810	643
- dissimilar accounting treatment with respect to intangibles	294	259	321

Share of Synerject’s net profit accounted for using the equity method	1,846	2,357	3,157

(d) Commitments

Share of Synerject’s capital commitments and non-cancellable future operating lease rentals not provided for or payable:

Within one year	618	341	515
One year or later and no later than five years	1,603	889	856
Later than 5 years	1,190	787	88

	3,411	2,017	1,459

(e) Change to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, was reviewed to determine the optional adjustment to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”).

The change in shareholdings as a result of the above recalculation was 10% i.e. ownership percentages of 40:60.

There was an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject.

Continental exercised its option to call from Orbital 10% of the shares in Synerject LLC on 31 March 2009. On that date Orbital exercised its option to maintain the 50:50 ownership amounting to US$4,000,000. Orbital also agreed on 31 March 2009 to sell 8% of Synerject to Continental for US$4,000,000.

Orbital and Continental also executed a new shareholder’s agreement that provides for Orbital representation on the board of Synerject and commits both parties to manage the business for the benefit of all shareholders.

Following the sale of the interest the ownership percentages are Orbital 42% Continental 58%. As a result of the change in ownership the Group now recognises and discloses its investment in Synerject as an investment in associate. However, the Group continues to use the equity method for accounting.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

16. INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f) Gain on sale of interest

	2009	2008	2007
	$’000	$’000	$’000
Proceeds on disposal	5,931	—	—
Carrying value of investment in Synerject disposed of	2,253	—	—

Gain on sale of interest	3,678	—	—

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,054	5,494	—	—	5,054	5,494

Net tax assets	5,054	5,495	—	—	5,054	5,495

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2009	2008
	$’000	$’000
Australia (net at 30%)

Tax losses	17,311	16,293

Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences	1,844	845

	21,089	19,072

United States of America (net at 34%)
Tax losses	14,528	11,649
Other net temporary differences	5,647	6,079

	20,175	17,728

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2009, the available tax carry forward losses of US$47,106,771 (2008: US$48,777,804) expire between the years 2010 and 2023.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

17. DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Movement in temporary differences during the year

	Balance 1-Jul-07 $’000	Recognised in income $’000	Recognised in equity (a) $’000	Balance 30-Jun-08 $’000

Tax value of loss carry-forwards recognised	6,082	150	(738)	5,494

Net tax assets	6,082	150	(738)	5,494

	Balance 1-Jul-08 $’000	Recognised in income $’000	Recognised in equity $’000	Balance 30-Jun-09 $’000

Tax value of loss carry-forwards recognised	5,494	(1,731)	1,291	5,054

Net tax assets	5,494	(1,731)	1,291	5,054

(a)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

18. PROPERTY, PLANT AND EQUIPMENT

	2009 $’000	2008 $’000

Freehold land
At cost	1,091	1,091

Buildings
At cost	3,057	3,057

Less: accumulated depreciation	(1,055)	(974)

	2,002	2,083

Plant and equipment
At cost	20,992	18,142
Less: accumulated depreciation	(16,688)	(15,730)

	4,304	2,412

Total property, plant and equipment - net book value	7,397	5,586

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at beginning of year	1,091	1,091

Carrying amount at end of year	1,091	1,091

Buildings
Carrying amount at beginning of year	2,083	2,164
Depreciation	(81)	(81)

Carrying amount at end of year	2,002	2,083

Plant and equipment
Carrying amount at beginning of year	2,412	2,852
Additions	224	519
Assets under construction	3,003	243
Disposals/write-offs	(322)	(11)
Depreciation	(1,013)	(1,191)

Carrying amount at end of year	4,304	2,412

Total
Carrying amount at beginning of year	5,586	6,107

Carrying amount at end of year	7,397	5,586

All property, plant and equipment of the Group are subject to floating charge from the Group’s banker (see note 22) and from the Government of Western Australia (see note 23).

Freehold land and buildings were independently valued on 21 August 2008 at $10,250,000.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

19. INTANGIBLES AND GOODWILL

	2009 $’000	2008 $’000

Goodwill acquired in business combination	363	351
Capitalised development expenditure	170	—

	533	351

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008. The change in goodwill related to costs recognised after the initial provisional goodwill calculation at 30 June 2008. There is no impairment of goodwill at balance date.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems have been capitalised as the product is technically and commercially feasible and the Group has sufficient resources to complete development.

20. TRADE AND OTHER PAYABLES

	2009 $’000	2008 $’000

Current

Trade creditors and accruals	2,063	2,394
Revenues received in advance	1,778	793
Present value of additional investment in Synerject LLC (a)	—	4,135

	3,841	7,322

(a) Present value of additional investment in Synerject LLC

In accordance with note 16, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4,000,000, was deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 US$3,692,000) and subsequently stated at amortised cost (30 June 2008: US$4,000,000) on an effective interest basis.

(b) Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(c) Related party payables

For terms and conditions relating to related party payables refer to note 30.

(d) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. INTEREST BEARING BORROWINGS

Current

Trade finance facility - secured (a)	1,520	—

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,605,000 (2008: $4,315,000). The Group has also pledged a term deposit in the amount of $3,500,000 to the Group’s bankers as security for the trade finance facility.

(b) Maturity

All loans and advances have a maturity of no greater than 180 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

21. INTEREST BEARING BORROWINGS (continued)

(c) Interest

Interest calculations are based on fixed interest rates applicable at the date of drawdown and payable on maturity. The average interest rate on borrowings outstanding at reporting date is 6.72%.

(d) Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

	2009 $’000	2008 $’000

Total facilities available
Performance guarantee facility	—	8
Forward exchange contracts facility	170	3,500
Trade finance facility	3,500	—
Corporate credit card facility	185	65
Multi-option credit facility	750	750

	4,605	4,323

Facilities utilised at balance date
Performance guarantee facility	—	8
Forward exchange contracts facility	—	—
Trade finance facility	1,520	—
Corporate credit card facility	32	65
Multi-option credit facility	—	—

	1,552	73

Facilities not utilised at balance date
Performance guarantee facility	—	—
Forward exchange contracts facility	170	3,500
Trade finance facility	1,980	—
Corporate credit card facility	153	—
Multi-option credit facility	750	750

	3,053	4,250

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,605,000 (2008: $4,315,000). The Group has also pledged a term deposit in the amount of $3,500,000 to the Group’s bankers as security for the trade finance facility.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

23. NON INTEREST BEARING LIABILITIES

	2009 $’000	2008 $’000

Non-Current

Loans and advances - secured	14,873	14,151

	14,873	14,151

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

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

The fair value of the loan 2009: $14,789,797 (2008:$13,088,174) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2009: 5.22% (2008: 6.50%)

24. EMPLOYEE BENEFITS

(a) Current	1,033	1,028

(b) Non-Current	1,302	1,362

(c) Aggregate Liability for employee entitlements	2,335	2,390

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	2.5%	5.0%
Discount rate at 30 June	5.7%	6.5%
Settlement term (years)	10	10

Number of employees

Number of employees at year end	93	89

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

25. PROVISIONS

(a) Current

	2009 $’000	2008 $’000
Warranties	92	90
Other	—	36

	92	126

(b) Reconciliations

Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

Warranties - current
Carrying amount at beginning of year	90	—
Arising during the year	33	—
Utilised	(31)	—
Fair value of acquired systems warranty provision	—	90

Carrying amount at end of year	92	90

Other provisions - current
Carrying amount at beginning of year	36	—
Provision (reversed)/made during the year	(36)	36

Carrying amount at end of year	—	36

(c) Nature and timing of provisions

(i) Warranties

Upon acquisition of Boral Alternative Fuel Systems, the Group has recognised a provision for expected warranty claims on products sold during the last three years, based on current sales levels, current information available about past returns and repairs, and on the two-year warranty period for all products sold by the LPG systems sales business.

(ii) Other provisions.

The Group has recognised as an expense in the current financial year a provision for expected losses on engineering projects where it is probable that the total project costs will exceed total project revenues.

26. GOVERNMENT GRANTS

Non-current Liabilities

Investment grant for construction of heavy duty engine testing facility	2,760	2,760

Total government grants deferred	2,760	2,760

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at $3,560,000. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

26. GOVERNMENT GRANTS (continued)

(a) Movement in government grants

	2009 $’000	2008 $’000
At 1 July	2,760	—
Received during the year	—	2,760
Released to the income statement	—	—

At 30 June	2,760	2,760

27. CONTRIBUTED EQUITY

Ordinary shares	19,055	225,720

	19,055	225,720

Fully paid ordinary shares carry one vote per share and carry the right to dividends

	Number	$’000
Movement in ordinary shares on issue

At 1 July 2006	411,292,088	216,768
Shares issued pursuant to a share placement	26,666,667	4,000
Shares issued pursuant to employee share plans	471,872	—
Shares issued pursuant to a share purchase plan	34,696,191	5,204
Transaction costs		(412)

At 30 June 2007	473,126,818	225,560

Shares issued pursuant to employee share plans	1,436,374	160

At 30 June 2008	474,563,192	225,720

Shares issued pursuant to employee share plans	4,321,858	335
Cancelled share capital (a)	—	(207,000)

At 30 June 2009	478,885,050	19,055

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

(a) Cancelled share capital

At the Annual General Meeting of Shareholders held on 22 October 2008, shareholders approved the reduction of share capital of $207,000,000 by way of a credit from share capital to accumulated losses to recognise that the accumulated losses were permanently lost.

(b) Capital management

When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as contributed shareholder equity and has no current plans to change the share capital.

Management manage capital to maintain a net cash position (Cash, cash equivalent and short term deposits are greater than total interest bearing borrowings plus trade and other payables).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

28. ACCUMULATED LOSSES AND RESERVES

(a) Movements in accumulated losses were as follows:

	2009 $’000	2008 $’000
Balance 1 July	(207,773)	(208,242)
Cancelled share capital	207,000	—
Net (Loss)/Profit	(2,451)	469

Balance 30 June	(3,224)	(207,773)

(b) Other reserves

Consolidated	Employee equity benefits reserve $’000	Foreign Currency Translation Reserve $’000	Cash Flow Hedge Reserve $’000	Total $’000

Balance 1 July 2007	775	(1,654)	(37)	(916)
Equity-settled transaction-employee shares	281	—	—	281
Transfer to share capital	(160)	—	—	(160)
Total recognised income and expense	—	(1,627)	(35)	(1,662)

Balance at 30 June 2008	896	(3,281)	(72)	(2,457)

Balance 1 July 2008	896	(3,281)	(72)	(2,457)
Equity-settled transaction-employee shares	236	—	—	236
Transfer to share capital	(248)	—	—	(248)
Total recognised income and expense	—	3,680	72	3,752

Balance at 30 June 2009	884	399	—	1,283

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

28. ACCUMULATED LOSSES AND RESERVES (continued)

(c) Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. Refer to note 34 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Cash flow hedge reserve

This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

29. CONSOLIDATED ENTITIES

Parent Entity	Note		Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited				2009%	2008%	2007%
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100	100
- OEC Pty Ltd	(a	)	Ord	100	100	100
- Axiom Invest No. 2 Pty Ltd	(b	)	Ord	0	71.3	71.3
- S T Management Pty Ltd	(a	)	Ord	100	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100	100
- Orbital Environmental Pty Ltd	(a	)	Ord	100	100	100
- Orbital Share Plan Pty Ltd	(c	)	Ord	100	0	0
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100	100
-Orbital Fluid Technologies Inc.			Ord	100	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100	100

(a)	Dormant for the years ended 30 June 2009 and 30 June 2008.
(b)	Axiom Invest No. 2 Pty Ltd was deregistered on 6 April 2009.
(c)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

30. RELATED PARTIES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 29), investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 31).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 29.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

30. RELATED PARTIES (continued)

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	2009 $’000	2008 $’000
Receivables
Current	14	16

Payables
Current	—	—

(ii) Transactions

During the year the Group provided engineering services to Synerject LLC of $81,000 (2008: $81,000) and purchased goods and services to the value of $140,000 (2008: $78,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

31 KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson)

Mr JG Young

Dr MT Jones

Dr V Braach-Maksvytis

Mr JR Marshall (retired 23 July 2008)

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Orbital Autogas Systems)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	2009 $	2008 $	2007 $

Short-term employee benefits	1,262,257	1,194,706	1,168,310
Post-employment benefits	132,664	114,231	100,035
Equity compensation benefits	165,918	177,577	152,063

	1,560,839	1,486,514	1,420,408

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

31 KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Purchases	Rights exercised	Sales	Other*	Held at 30-Jun-09

Non-executive directors
Mr WP Day	100,000	—	—	—	—	100,000
Mr JG Young	248,537	500,000	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—
Dr MT Jones	—	180,000	—	—	—	180,000
Mr JR Marshall	66,880	—	—	—	(66,880)	—

Executive directors
Mr TD Stinson	—	1,201,000	—	—	—	1,201,000

Executives
Mr KA Halliwell	499,656	—	442,234	—	—	941,890
Mr BA Fitzgerald	304,940	—	370,234	—	—	675,174
Dr GP Cathcart	167,230	—	136,234	—	—	303,464

	Held at 1-Jul-07	Purchases	Rights exercised	Sales	Other*	Held at 30-Jun-08

Non-executive directors
Mr WP Day	—	100,000	—	—	—	100,000
Mr DWJ Bourke	133,333	—	—	—	(133,333)	—
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	183,537	65,000	—	—	—	248,537

Executive directors
Dr RA Houston	108,371	—	303,238	—	(411,609)	—

Executives
Mr KA Halliwell	196,418	—	303,238	—	—	499,656
Mr BA Fitzgerald	101,702	—	203,238	—	—	304,940
Dr GP Cathcart	95,154	—	88,238	(16,162)	—	167,230

	Held at 1-Jul-06	Purchases	Rights exercised	Sales	Other*	Held at 30-Jun-07

Non-executive directors
Mr DWJ Bourke	100,000	33,333	—	—	—	133,333
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	149,906	33,631	—	—	—	183,537

Executive directors
Dr RA Houston	68,574	33,333	6,464	—	—	108,371

Executives
Mr KA Halliwell	156,621	33,333	6,464	—	—	196,418
Mr BA Fitzgerald	96,805	—	6,464	(1,567)	—	101,702
Dr GP Cathcart	55,357	33,333	6,464	—	—	95,154

*	Represents shareholding at date of ceasing to be a Director of the Company.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

32 KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	1,300,000	—	—	—	1,300,000

Executives
Mr KA Halliwell	1,400,000	700,000	—	(423,000)	(47,000)	1,630,000
Mr BA Fitzgerald	1,110,000	700,000	—	(351,000)	(39,000)	1,420,000
Dr GP Cathcart	560,000	400,000	—	(117,000)	(13,000)	830,000

	Held at 1-Jul-07	Offered	Forfeited	Vested	Other*	Held at 30-Jun-08

Executive directors
Dr RA Houston	1,835,000	410,000	—	(300,000)	(1,945,000)	—

Executives
Mr KA Halliwell	1,430,000	270,000	—	(300,000)	—	1,400,000
Mr BA Fitzgerald	1,140,000	170,000	—	(200,000)	—	1,110,000
Dr GP Cathcart	475,000	170,000	—	(85,000)	—	560,000

* Represents ELTSP rights held at date of ceasing to be a Director of the Company. In July 2008, 1,037,500 of these rights vested and the remaining 907,500 rights were forfeited.
	Held at 1-Jul-06	Offered	Forfeited	Vested	Expired	Held at 30-Jun-07

Executive directors
Dr RA Houston	1,040,000	995,000	—	—	(200,000)	1,835,000

Executives
Mr KA Halliwell	1,000,000	660,000	—	—	(230,000)	1,430,000
Mr BA Fitzgerald	790,000	550,000	—	—	(200,000)	1,140,000
Dr GP Cathcart	280,000	260,000	—	—	(65,000)	475,000

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	11,500,000	—	—	—	11,500,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

32. NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		2009 $’000	2008 $’000	2007 $’000

Profit/(loss) after income tax			(2,451)	469	1,333

Adjustments for:
Loss on sale of property, plant and equipment	8		322	3	(32)
Depreciation			1,094	1,272	1,001
Allowance for doubtful debts			174	379	(1)
Bad debts written off			(372)	—	—
Amortisation of non-interest bearing loans			722	886	816
Amounts set aside to warranty and other provisions			(34)	(552)	(52)
Profit on sale of interest in joint venture entity			(3,678)	—	—
Share of net profit of investment accounted for using the equity method			(1,846)	(2,357)	(3,157)
Employee compensation expense			323	281	263
Non cash changes in tax balances			2,697	(613)	(490)
Net foreign exchange (gains)/losses	9	(c)	(564)	175	69

Net cash provided by/(used in) operating activities before changes in assets and liabilities			(3,613)	(57)	(250)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables			2,316	(3,032)	(868)
Decrease/(increase) in inventories			(1,387)	5	—
Increase in intangibles			(182)	—	—
(Decrease)/increase in payables			654	(401)	757
Increase in government grants			—	2,760	—
(Decrease)/increase in employee provisions			(55)	(160)	179

			1,346	(828)	68

Net cash from operating activities			(2,267)	(885)	(182)

33. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	323	281	263

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2009 and 2008.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

33. SHARE BASED PAYMENT PLANS (CONTINUED)

(b) Employee share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 1,673,358 (2008: 236,374) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $87,000 (2007: $73,000).

(c) Executive Long Term Share Plan (“ELTSP”)

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2009 2,648,500 (2008: 1,200,000) rights were issued in accordance with the terms of the plan.

At the Company’s Annual General Meeting in October 2008, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 4,100,000 rights were offered to 10 executives (2008: 1,460,000 shares offered to 11 executives).

Summary of rights granted under the ELTSP

	2009 No.	2008 No.	2007 No.

Outstanding at the beginning of the year	7,435,000	7,175,000	4,750,000
Granted during the year	4,100,000	1,460,000	3,905,000
Forfeited during the year	(907,500)	—	(460,000)
Vested during the year	(2,648,500)	(1,200,000)	—
Expired during the year	(179,000)	—	(1,020,000)

Outstanding at the end of the year	7,800,000	7,435,000	7,175,000

The outstanding balance as at 30 June 2009 is represented by:

•	2,650,000 rights with a fair value at grant date of $0.071 that will potentially vest in August 2009;

•	1,050,000 rights with a fair value at grant date of $0.173 that will potentially vest in August 2010; and

•	4,100,000 rights with a fair value at grant date of $0.058 that will potentially vest in August 2011.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

33. SHARE BASED PAYMENT PLANS (CONTINUED)

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of rights on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders during the reporting period.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

The Terms and conditions of the offer of Performance Rights made during the half year ended 31 December 2008 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair Value at grant date $
1	2,000,000	$0.25	94,000
2	2,000,000	$0.50	70,000
3	2,000,000	$0.75	56,000
4	2,000,000	$1.00	46,000
5	1,250,000	$2.00	16,250
6	1,250,000	$3.00	11,250
7	1,000,000	$5.00	5,000

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

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

35. COMMITMENTS

(a) Operating leases

Non-cancellable future operating lease rentals not provided for in the financial statements and payable:

	2009 $’000	2008 $’000
- Not later than one year	182	56
- Later than one year but not later than five years	165	15
- later than five years	3	—

	350	71

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2009, $75,240 was recognised as an expense in the income statement in respect of operating leases (2008:$8,931).

(b) Other

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group has a capital commitment of $180,000 payable not later than one year in relation to the construction of the heavy duty engine testing facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

(b) Other

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

- Not later than one year	391	—
- Later than one year but not later than five years	2,186	—

	2,577	—

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2009

38. REMUNERATION OF AUDITORS

	2009 $	2008 $	2007 $
Amounts received or due and receivable for audit services by:
Auditors of the Company

- Audit and review of financial reports	278,950	378,979	403,017

	278,950	378,979	403,017

Amounts received or due and receivable for taxation services by:
Auditors of the Company	10,000	9,000	28,000
Other member firms of the Auditors of the Company	—	—	8,000

	10,000	9,000	36,000

Amounts received or due and receivable for human capital services by:
Auditors of the Company	49,726	25,000	—

Total auditors’ remuneration	338,676	412,979	439,017

The Auditors of the Group in 2009 and 2008 were Ernst & Young. The Auditors of the Group in 2007 were KPMG.

SYNERJECT, LLC AND

SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

June 30, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated balance sheets of Syncrject, LLC and subsidiaries (the Company) as of June 30, 2009 and 2008 and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for the years ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended June 30, 2007 were audited by other auditors whose report dated August 15, 2007, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and subsidiaries as of June 30, 2009 and 2008 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Witt Mares, PLC
Norfolk, Virginia July 27, 2009

FINANCIAL STATEMENTS

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2009 and 2008

	2009	2008

ASSETS
CURRENT ASSETS
Cash	$1,078,333	$2,614,242
Trade accounts receivable, net of allowance for doubtful accounts of $223,064 in 2009 and $52,823 in 2008	19,649,000	16,924,693
Inventories	4,685,518	4,286,519
Prepaid expenses and other assets	3,110,873	2,079,462

Total current assets	28,523,724	25,904,916

Property, plant and equipment, net	5,349,770	5,643,035

License agreements, net of accumulated amortization of $8,856,494 in 2009 and $8,795,850 in 2008	5,018,129	6,292,764

Total assets	$38,891,623	$37,840,715

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$11,496,195	$11,538,187
Accrued expenses and other liabilities	4,242,509	2,993,340
Current portion of long-term debt	1,888,596	2,055,632
Line of credit	1,636,504	1,274,972

Total current liabilities	19,263,804	17,862,131

Accrued expenses - noncurrent	454,096	627,051
Long-term debt, excluding current portion	5,351,021	2,405,658

Total liabilities	25,068,921	20,894,840

Members’ equity	12,797,191	15,308,587
Accumulated other comprehensive income	1,025,511	1,637,288

Total members’ equity	13,822,702	16,945,875

Total liabilities and members’ equity	$38,891,623	$37,840,715

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007

Revenue
Net sales	$69,844,265	$76,867,607	$72,873,582
Engineering services revenue	4,790,772	4,153,867	6,753,583

Total revenue	74,635,037	81,021,474	79,627,165

Costs and expenses
Cost of goods sold	56,267,221	62,060,772	59,339,047
Engineering expenses	6,532,343	8,539,305	8,775,386
Selling, general and administrative expenses	7,453,689	7,267,068	7,267,979

Total costs and expenses	70,253,253	77,867,145	75,382,412

Operating income	4,381,784	3,154,329	4,244,753

Other income (expense)
Interest expense	(289,912)	(506,064)	(580,539)
Other	(430,054)	(246,570)	(163,345)

	(719,966)	(752,634)	(743,884)

Net income	$3,661,818	$2,401,695	$3,500,869

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity and Comprehensive Income

Years Ended June 30, 2009, 2008 and 2007

	Members’ equity			Accumulated other comprehensive income			Total members’ equity
	CAS	OFT	Total	CAS	OFT	Total
Balances, June 30, 2006	$5,546,808	$5,546,807	$11,093,615	$393,669	$393,669	$787,338	$11,880,953

Comprehensive income:
Net income	1,750,434	1,750,435	3,500,869	—	—	—	3,500,869
Foreign currency translation adjustment	—	—	—	127,166	127,166	254,332	254,332
Net unrealized loss in fair value of derivative	—	—	—	(31,276)	(31,276)	(62,552)	(62,552)

Total comprehensive income							3,692,649

Balances at June 30, 2007	7,297,242	7,297,242	14,594,484	489,559	489,559	979,118	15,573,602

Distributions to members	(843,796)	(843,796)	(1,687,592)	—	—	—	(1,687,592)

Comprehensive income:
Net income	1,200,848	1,200,847	2,401,695	—	—	—	2,401,695
Foreign currency translation adjustment	—	—	—	367,465	367,465	734,930	734,930
Net unrealized loss in fair value of derivative	—	—	—	(38,380)	(38,380)	(76,760)	(76,760)

Total comprehensive income							3,059,865

Balances at June 30, 2008	7,654,294	7,654,293	15,308,587	818,644	818,644	1,637,288	16,945,875

Distributions to members	(3,086,607)	(3,086,607)	(6,173,214)	—	—	—	(6,173,214)

Comprehensive income:
Net income	1,914,378	1,747,440	3,661,818	—	—	—	3,661,818
Foreign currency translation adjustment	—	—	—	(392,665)	(358,424)	(751,089)	(751,089)
Reversal of previously unrealized losses in fair value of derivative	—	—	—	69,656	69,656	139,312	139,312

Total comprehensive income							3,050,041

Balances at June 30, 2009	$6,482,065	$6,315,126	$12,797,191	$495,635	$529,876	$1,025,511	$13,822,702

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended June 30, 2009, 2008 and 2007

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,661,818	$2,401,695	$3,500,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,511,016	1,140,519	976,667
Amortization of license agreements	839,111	956,208	896,707
Loss on disposal of property, plant and equipment		27,285
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(3,295,424)	(3,205,497)	(2,010,033)
Inventories	(402,504)	(205,972)	(1,218,022)
Prepaid expenses and other assets	(1,175,011)	457,766	(1,003,765)
Accounts payable	431,620	1,146,122	1,284,015
Accrued expenses and other liabilities	1,333,831	(19,166)	104,392
Other	—	—	73,594

Net cash provided by operating activities	2,904,457	2,698,960	2,604,424

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangibles		(116,548)
Acquisitions of property, plant and equipment	(1,244,348)	(1,025,088)	(2,525,138)

Net cash used in investing activities	(1,244,348)	(1,141,636)	(2,525,138)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(6,173,214)	(1,687,592)
Net borrowings (repayments) on line of credit	361,532	124,972	1,150,000
Proceeds from long-term borrowing	7,554,382
Principal payments on long-term debt	(4,776,055)	(1,908,873)	(1,629,837)

Net cash used in financing activities	(3,033,355)	(3,471,493)	(479,837)

Effect of exchange rate changes on cash	(162,663)	204,714	—

Net decrease in cash	(1,535,909)	(1,709,455)	(400,551)

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended June 30, 2009, 2008 and 2007

(Concluded)

	2009	2008	2007

Cash
Beginning of year	$2,614,242	$4,323,697	$4,724,248

End of year	$1,078,333	$2,614,242	$4,323,697

Supplement disclosure of cash flow information:
Cash paid for interest	$298,363	$523,398	$534,705

Cash paid for foreign income taxes	$—	$—	$249,816

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Syneijcct, LLC (Synerject or the Company), a Delaware limited liability company, was formed on June 25, 1997 to manufacture, distribute, and sell fuel rail assemblies incorporating charge delivery injectors which deliver air and prernetered quantities of gasoline directly into the combustion chambers of both two-stroke and four-stroke internal combustion engines.

The Company is the result of a Joint Venture and Limited Liability Company Agreement (the Agreement) between Continental Automotive Systems US, Inc. (CAS) and Orbital Fluid Technologies, Inc. (OFT), whereby each member originally owned 50% of the Company. CAS is a wholly owned subsidiary of Continental AG (CAG), a corporation organized under the laws of the Federal republic of Germany. OFT is a wholly owned subsidiary of Orbital Corporation Limited (OCL), a corporation organized under the laws of West Australia.

Pursuant to the terms of the Agreement, allocation of net income (loss) will be to and among the members in accordance with their ownership percentages. As of April 2003, under an amendment to the Agreement, the CEO and CFO of Synerjeet were added to the Company's board of directors. Voting control of the Company's board of directors was shared equally between CAG, OCL, and Syneiject, As of April 2009, the CEO and CFO of Synerject were removed from the board of directors.

The initial term of the Agreement is 20 years and is subject to renewal upon terms and conditions as shall be mutually agreed by CAG and OCL.

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Continental port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the marine and recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile and personal watercraft markets. In March 2006, the Company acquired from BRP US, Inc. a business associated with supplying fuel systems and components of outboard marine engines. As part of its Asian growth strategy the Company began manufacturing operations in Changchun, China in November 2006 and opened a sales and application engineering office in Chongqing, China in March 2007.

During March 2009, a second amendment to the Company's joint venture and limited liability company agreement was executed whereby CAS and OFT's percentage interests changed to 58% and 42%, respectively.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

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

Intangible Assets – License Agreements

In June 1997, the Company entered into a license agreement with OFT for licensed technology. In November 1998, this license agreement was expanded, and the Company acquired the right to provide system integration services and products to the motorcycle market. In September 1999, the Company obtained a license agreement for the right to use CAS technology for systems integration for nonautornotive equipment, The license agreements are stated at cost, net of accumulated amortization.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Warranty Liability

The Company provides for estimated warranty costs based on historical warranty return data and accrues for specific items at the time their existence is known and the amounts are determinable.

Derivative Financial Instruments and Hedging Activities

The Company used an interest rate swap agreement to limit exposure to rising interest rates on its variable-rate note payable. Interest rate differentials to be paid or received as a result of the swap agreement are accrued and recognized as an adjustment of interest expense related to the associated debt. The interest rate swap agreement was terminated on March 30, 2009.

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

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE I. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

However, an election was not made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. In addition, the Company incurs a tax (unrecoverable VAT) relating to shipments from its locations in China to other countries. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid if dividends are paid. For the years ended June 30, 2009, 2008, and 2007, foreign income taxes of approximately $495,000, $113,000 and $194,000, respectively, were included in other expense on the accompanying consolidated statements of income.

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

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

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

Research and Development

Research and development costs are expensed as incurred. They amounted to approximately $644,000, $870,000 and $1,736,000 in 2009, 2008 and 2007, respectively.

NOTE 2. TRANSACTIONS WITH RELATED PARTIES

The Company purchases services and materials from CAS, OCL and their related affiliates. Included in trade accounts receivable at June 30, 2009 and 2008 arc approximately $1,600 and $3,000, respectively, due from related parties. Included in accounts payable at June 30, 2009 and 2008 are approximately $2,602,000 and $2,611,000, respectively, due to related parties. These payables primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related-party receivables and payables at June 30, 2009 and 2008 is as follows:

	2009	2008
Related party receivables:
CAS and its affiliates	$900	$3,000
OCL and its affiliates	700	—

	$1,600	$3,000

Related party payables:
CAS and its affiliates	$3,307,000	$2,525,000
OCL and its affiliates	—	86,000

	$3,307,000	$2,611,000

Total revenues from related parties for the years ended June 30, 2009 and 2008 were approximately $210,000 and $45,000, respectively. Total purchases from related parties for the years ended June 30, 2009 and 2008 were approximately $15,848,000 and $21,943,000, respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 3. LINE OF CREDIT

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $1,636,504 and $1,274,972 at June 30, 2009 and 2008, respectively. The line of credit matures October 31, 2009. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 1.35% (1.67% at June 30, 2009). The line of credit is secured by assets of the Company.

NOTE 4. LONG-TERM DEBT AND LETTER OF CREDIT

Long-term debt as of June 30, 2009 and 2008 consists of a note payable to a bank under an agreement dated March 30, 2009, maturing March 30, 2013. Interest accrues at a rate of LIBOR plus 2.42% (2.74% at June 30, 2009). The note is payable in monthly installments of principal of $157,383 and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each of the fiscal years subsequent to June 30, 2009 are as follows: 2010, $1,888,596; 2011, $1,888,596; 2012, $1,888,596; 2013, $1,573,828.

At June 30, 2008, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $4,461,290 and terminating on July 1, 2010 (see note 5). The swap agreement provided for the payment of interest based on a fixed rate of 7.43% which remains unchanged over the term of the agreement. The floating rate of the swap agreement is based on LIBOR plus 1.45% (3.9 1% at June 30, 2008) and is reset monthly based on market conditions. The nature of the swap agreement changes variable-rate debt to fixed rate debt. The interest rate differential paid or received under the swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company does not anticipate such nonperformance. The fair value of the interest rate swap agreement had been determined by the holder of the interest rate swap agreement based on pricing models regarding past, present and future market conditions. The estimated fair value of the interest rate swap at June 30, 2008 was a net liability of $139,312, which is included in accrued expenses - noncurrent.

On March 30, 2009, the above noted swap agreement was terminated in conjunction with the renewal of the related loan. At June 30, 2009, $96,360 of prepaid interest is being amortized over the remainder of the term of the original loan.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company had a derivative instrument to manage its exposure on its variable-rate debt. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. Specifically, the Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivate contract is positive, the counterparty owes the Company, which creates repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not possess repayment risk. The Company minimizes the credit or repayment risk in derivative instrument by entering into transitions with high-quality counterparties. Market risk is the adverse effect on the value of the financial instrument that results from a change in interest rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are base upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 50% of every dollar of employee contributions up to the first 3% of each employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $326,000, $339,000 and $368,000 for the years ended June 30, 2009, 2008 and 2007, respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 7. INVENTORIES

The major classes of inventories as of June 30, 2009 and 2008 are as follows:

	2009	2008
Raw materials	$3,578,098	$3,804,477
Finished goods	1,107,420	482,042

	$4,685,518	$4,286,519

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of June 30, 2009 and 2008:

	2009	2008
Leasehold improvements	$259,620	$235,443
Manufacturing machinery and equipment	8,436,898	7,921,439
Testing equipment	1,855,108	1,529,611
Tooling	2,576,343	2,847,387
Office equipment	257,936	253,800
Computer equipment	236,453	232,884
Computer software	697,507	653,876
Motor vehicles	23,359	23,359
Construction in progress	749,364	774,308

	15,092,588	14,472,107
Less accumulated depreciation and amortization	9,742,818	8,829,072

	$5,349,770	$5,643,035

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 9. INTANGIBLE ASSETS—LICENSE AGREEMENTS

All intangible assets were acquired and consist of the following as of June 30, 2009 and 2008:

	June 30, 2009
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$11,752,237	18.7 Years	$6,887,759
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,937,706
License agreement – Other	124,129	5 Years	31,029

	$13,874,623		$8,856,494

	June 30, 2008
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
License agreement – OFT	$12,376,164	18.5 Years	$6,587,799
License agreement – CAS Affiliates	2,588,809	8.4 Years	2,201,868
License agreement – Other	123,641	5 Years	6,183

	$15,088,614		$8,795,850

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended June 30, 2009, 2008 and 2007 was approximately $839,000, $956,000 and $897,000, respectively. Estimated amortization expense for the next five fiscal years is $73 1,000 in 2010; $671,000 in 2011; $671,000 in 2012; $640,000 in 2013, and $640,000 in 2014.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this hurdle will be met.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 10. LEASES

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the years ended June 30, 2009, 2008 and 2007 was approximately $919,000, $1,176,000 and $1,063,000, respectively.

As of June 30, 2009, approximate future minimum lease payments, including residual value guarantees and excluding renewal option periods are as follows:

Year ended June 30:
2010	$928,000
2011	936,000
2012	736,000
2013	723,000
2014	728,000
Thereafter	2,317,000

$6,368,000

NOTE 11. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in the allowance for doubtful accounts for the years ended June 30, 2009, 2008 and 2007 follows:

	2009	2008	2007
Allowance for doubtful accounts at beginning of year	$52,823	$75,562	$61,768
Increases (decreases) to bad debt expense	169,301	(26,029)	12,332
Write-offs, net of recoveries charged against the allowance			(3,681)
Effects of foreign currency translation adjustments	940	3,290	5,143

Allowance at end of year	$223,064	$52,823	$75,562

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 12. WARRANTY LIABILITY

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the years ended June 30, 2009, 2008 and 2007 follows:

	2009	2008	2007

Liability at beginning of year	$360,178	$286,670	$629,654

Additions (reductions) to warranty expense accrual	163,909	53,536	(316,997)

Warranty costs charged against liability	(78,504)	(14,057)	(48,811)

Effects of foreign currency translation adjustments	(48,649)	34,029	22,824

Liability at end of year	$396,934	$360,178	$286,670

NOTE 13. CONCENTRATION OF CREDIT RISK

One customer comprised approximately 49% of net sales and 41 % of trade accounts receivable as of June 30, 2009.

Two customers comprised approximately 78% and 77% of net sales for the years ended June 30, 2008 and 2007, respectively, and 66% and 66% of trade accounts receivable as of June 30, 2008 and 2007, respectively.

The Company maintains bank deposits in the United States and other countries that may at times exceed the insurance limits, if any, that exist.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency translation effects	Cash flow hedges	Accumulated other comprehensive income

Balances, June 30, 2007	$1,041,670	$(62,552)	$979,118

Foreign currency translation adjustment	734,930	—	734,930

Net unrealized loss in fair value of derivative	—	(76,760)	(76,760)

Balances, June 30, 2008	1,776,600	(139,312)	1,637,288

Foreign currency translation adjustment	(751,089)	—	(751,089)

Reversal of previously unrealized losses in fair value of derivative	—	139,312	139,312

Balances, June 30, 2009	$1,025,511	$—	$1,025,511

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. During the year ended June 30, 2009, the Company implemented SFAS No. 157, “Fair Value Measurements,” in which fair value is measured within three levels of a valuation hierarchy as follows:

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 - Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities ill less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 - Valuation is based on unobservable inputs that are significant to the fair value measurement.

As of June 30, 2009, the interest rate swap was terminated and therefore no longer reported on. The other items noted below are classified as level 3 inputs as their value is derived from unobservable inputs.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Concluded)

Cash, trade accounts receivable, accounts payable, accrued expense and other liabilities: The carrying amounts approximate fair value because of the short maturity of these items.

Long-term debt and line of credit: The carrying amount approximates fair value, as the obligation bears interest at a rate that fluctuates with the market.

Interest rate swap: The carrying amount approximates fair value, as it was marked to market as of the balance sheet date.