Form 20-F
period 2010-06-30
ORBITAL CORP LTD
filed 2010-12-06
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 481,973,944

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

*	Evidenced by American Depositary Receipts. Each American Depositary Share (“ADS”) represents one hundred and sixty Ordinary Shares.

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

These risks include, but are not limited to, the following:

•	reduction in fees from customers for our engineering, development and testing services;

•	the impact of exchange rate movements on licence and royalty receipts;

•	changes in engine manufacturers’ preferences towards FlexDi Technology;

•	increased competition from existing or new engine technologies;

•	changes in engine emissions standards or other environmental laws in countries where Orbital licences or plans to licence FlexDi Technology;

•	the rate of market penetration of Orbital’s next generation Liquid LPG fuel systems;

•	a downturn in general economic conditions in industries and markets where Orbital licences or plans to licence FlexDi Technology; and

•	the cost of any product liability or intellectual property suits against Orbital.

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low

2006	$0.7423	$0.7472	$0.7781	$0.7056
2007	$0.8491	$0.7925	$0.8491	$0.7407
2008	$0.9562	$0.9042	$0.9797	$0.7860
2009	$0.8114	$0.7442	$0.9786	$0.6122
2010	$0.8523	$0.8839	$0.9349	$0.7745

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Details of the high and low Dollar Fix Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
May 2010	$0.9250	$0.8178
June 2010	$0.8828	$0.8156
July 2010	$0.9019	$0.8366
August 2010	$0.9183	$0.8837
September 2010	$0.9675	$0.9000
October 2010	$0.9950	$0.9586

On October 31, 2010, the Dollar Fix Rate was US$0.9761 per A$l.00.

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

To date, Orbital has denominated and received most of its earnings from licence, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars and a significant proportion of expenditure in past years has been denominated in US dollars. However, presently most of Orbital’s expenditure is denominated in Australian dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the licence and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the licence and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimise currency exposure particularly in relation to royalties received in US dollars and Euros and their conversion into Australian dollars to satisfy Australian dollar expenditures and realise profits in Australian dollars.

Orbital’s financial statements for the years ended June 30, 2010, 2009 and 2008 have been prepared in accordance with Australian Accounting Standards (AASB), which Orbital adopted on July 1, 2005. In complying with AASB, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Prior to July 1, 2005, Orbital prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice (“AGAAP”). The accounting policies set out in Notes 2 and 3 have been applied consistently to the 2008, 2009 and 2010 financial years.

The selected consolidated financial data in accordance with AASB below has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2010, 2009, 2008, 2007, and 2006, which have been audited by Ernst & Young (2010, 2009 & 2008) and KPMG (2007 & 2006), both independent registered public accounting firms. The consolidated financial statements as of June 30, 2010, 2009 and 2008, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F53. The consolidated financial statements as of June 30, 2007 and June 30, 2006 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except per Ordinary Share amounts)

	2010 (1) US$	2010 A$	2009 A$	2008 A$	2007 A$	2006 A$
Consolidated Income Statement Data

Operating Revenue
Revenue from trading operations	16,852	17,265	16,513	14,939	15,256	11,371
Other income	8,550	8,759	4,048	372	390	492

	25,402	26,024	20,561	15,311	15,646	11,863

Costs and expenses

Cost of goods sold	(4,497)	(4,607)	(4,897)	—	—	—
Employee expenses	(10,534)	(10,792)	(9,820)	(9,812)	(9,428)	(8,297)
Selling, corporate and administration	(7,434)	(7,616)	(7,268)	(6,946)	(7,324)	(6,346)
Share of profit from equity accounted investment	1,829	1,874	1,846	2,357	3,157	4,135
Finance costs	(737)	(755)	(726)	(886)	(816)	(622)

Profit/(loss) before income tax	4,029	4,128	(304)	24	1,235	733
Income tax credit/(expense) attributable to operating profit/(loss)	379	388	(2,147)	445	98	(218)

Net profit/(loss) after income tax	4,408	4,516	(2,451)	469	1,333	515

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per ordinary share (3)
- Basic (cents)	9.16	9.39	(5.13)	0.97	3.00	1.30
- Diluted (cents)	9.07	9.29	(5.13)	0.97	2.90	1.30

Dividends per ordinary share (cents)	—	—	—	—	—	—

Total number of shares	48,197,394	48,197,394	47,888,505	47,456,319	47,312,682	41,129,209

Amounts prepared in accordance with IFRS

(in ‘000’s except per Ordinary Share amounts)

	2010 (1) US$	2010 A$	2009 A$	2008 A$	2007 A$
Consolidated Financial Position Data at period end

Total assets	37,676	38,599	42,535	42,239	41,000

Total long-term debt (2)	7,422	7,604	14,873	14,151	17,958
Net assets	20,303	20,800	17,114	15,490	16,402
Total shareholders’ equity	20,303	20,800	17,114	15,490	16,402

(1)	For the convenience of the reader the 2010 Statement of Financial Position and Income Statement items have been translated at the WM/Reuters Australian Dollar Fix Rate at 4:00pm (Sydney) for Australian dollars on October 31, 2010 which was US$0.9761 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$14.3 million for 2010; A$19.0 million for 2009 and 2008). In January, 2010 Orbital reached agreement with the State of Western Australia through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000, which includes the following terms and conditions.

•	Term – 2010 to 2025.

•	Repayments - Commencing May 2010 at $200,000 per annum.

•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

(for additional information see note 26 to the Consolidated Financial Statements).

(3)	The options exercisable under the Orbital employee share plan have no material dilutive effect in respect of any year. At June 30, 2010 there were 481,973,944 ordinary shares on issue.
(4)	On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. The effect of the share consolidation has been retroactively applied to the number of shares outstanding and Earnings per share calculations above. At October 28, 2010 there were 48,198,888 ordinary shares on issue.

Risk Factors

•	We have a history of operating losses.

Orbital experienced operating losses over a number of years prior to the 2006 fiscal year and again in the 2009 fiscal year, as a result of which the company’s net assets were significantly reduced. The company has positive shareholders’ equity and we believe that the company is operating on a going concern basis. However, if we were to incur future losses, we may not be able to continue our operations.

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

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise Orbital Combustion Process (“FlexDi”) Technology. In the fiscal year ended June 30, 2010, royalty and licence fees revenue generated from the seventeen current licensed users of FlexDi technology and their affiliates accounted for approximately 7% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 7% of Orbital’s consolidated operating revenues.

Orbital has already received and brought to account through revenue a majority of the total lump sum fees due under its existing licence agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating FlexDi Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional engineering or engine development services are provided. As a result, the remaining fees received by Orbital under existing agreements may be substantially less than the fees received in prior years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us.

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating FlexDi Technology. The total royalties paid to Orbital will depend on whether manufacturers succeed in selling large numbers of these engines to consumers. As at October 31, 2010, nine of Orbital’s seventeen licensed users are in commercial production and selling products using FlexDi Technology. For the year ended June 30, 2010, Orbital has not received any royalty payments under any of its other agreements.

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

Orbital relies on a small number of key customers for the majority of its revenues. Three customers (Ford Australia, Changan Automobile, and Sygma Motors) accounted for 43% of total revenue in fiscal 2010. The loss of one or more of these customers could have a material adverse effect on Orbital’s business and results of operations. Three customers (Ford Australia, Rato Power and Sygma Motors) accounted for 44% of Orbital’s total revenue in fiscal 2009.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2010, two customers (BRP and Kymco) accounted for 57% (2009: two customers (BRP and Mercury Marine) accounted for 66%) of Synerject’s total revenue.

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

•	Our sales of LPG Vapouriser Kits may drop.

The sale of LPG Vapouriser kits is a significant portion of our revenue (2010: 36%, 2009: 39%). Changes in emissions regulations in Australia that came into effect on July 1, 2010 prohibit the manufacture of new vehicles with vapouriser kits. Sales to the aftermarket will continue past June 30, 2010 as retrofit conversions can still be undertaken on vehicles manufactured before June 30, 2010. Orbital has developed a Liquid LPG fuel system which complies with the Australian emissions regulations noted above.

•	Our sales of Liquid LPG Fuel Systems may not be to plan.

In fiscal 2010, we invested approximately $1.0 million in the development of the next generation Liquid LPG fuel systems. We have continued to invest in kit development post June 30, 2010. Sales of these kits may not be at a high enough volume and/or high enough margin to recoup these investments. The overall level of conversion of vehicles to LPG in Australia is considerably lower than in recent years and this depressed market may continue resulting in less demand for our Liquid LPG fuel systems.

•	We have a large concentration of LPG fuel system sales to a single customer.

Our major customer for LPG fuel systems is Ford Australia. Demand for large sedans may drop which will effect the level of our sales to Ford. There may be delays between the ending of manufacture of vehicles with a vapouriser LPG fuel system and the commencement of production of vehicles with a Liquid LPG fuel system.

•	We may not be able to fund the capital and working capital requirements necessary for our business.

Orbital requires significant capital amounts to conduct its business. For example, Orbital expects to incur on-going research and development costs and operating costs to enhance the FlexDi Technology and Liquid LPG fuel systems products. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that Orbital will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent Orbital from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing causes long delays in the further development and commercialisation of FlexDi Technology, licensees could choose not to build engines with FlexDi Technologies or to use competing technologies. This could have a material adverse effect on Orbital’s business and results of operations.

•	We may not be able to protect our intellectual property rights.

Orbital has obtained patents on many aspects of its FlexDi Technology, and has applied for additional patents on other aspects of its technologies. Orbital’s success depends, in part, on its ability to protect its technology and products under applicable intellectual property laws.

Orbital is not a party to any present patent or intellectual property litigation, but in the future may be sued by other parties that claim Orbital infringes their patent rights or other rights, or may need to sue other parties to enforce its patent or other intellectual property rights. In the event of being sued by other parties, if proved, these claims could have a material adverse effect upon Orbital. Even if Orbital won any of these suits, the management time and legal expenses required to defend these claims could have an adverse effect on Orbital’s future operating results. Orbital also has trade secrets and know-how, which are not patentable but are still important to Orbital’s business. Orbital seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect Orbital from unauthorised use or disclosure of its trade secrets and know-how.

•	Our share price may be volatile.

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and the OTC Bulletin Board have experienced historic volatility. In addition, technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about FlexDi Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On October 31, 2010, the closing price of Orbital’s ordinary shares on the ASX was A$0.028. The closing price on June 30, 2010 was A$0.030. The closing price of the ADSs on the OTC Bulletin Board on October 31, 2010 was US$4.12, an increase of approximately 11% from the closing price of US$3.72 for the ADSs on the OTC Bulletin Board on June 30, 2010. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

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

Orbital believes that sufficient product liability and indemnity insurance is held for the range of products and services currently provided to licensees and other customers, but sufficient coverage may not be able to be obtained in the future at affordable costs, or at all. Even if Orbital has such insurance, a judgement against us in a large product liability or professional indemnity suit could have a material adverse effect on Orbital’s business or financial condition.

•	FlexDi Technology may not be able to compete successfully against other engine technologies.

Orbital faces significant competition from automobile and engine manufacturers and engineering firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than Orbital.

Orbital’s commercial success depends in part upon whether FlexDi Technology can compete successfully against both existing and new engine technologies, including new technologies that are similar to FlexDi Technology. To achieve further commercial success, FlexDi Technology will need to displace current four-stroke and two-stroke internal combustion engine technologies, which have a dominant market position. Current four-stroke and two-stroke engine technologies may continue to dominate the engine market, or they may be replaced by new technologies other than FlexDi Technology. Orbital’s competitors may develop products that are technically superior to Orbital’s products or more acceptable to the market. This could reduce Orbital’s market share or make FlexDi Technology less attractive or obsolete, which would have a material adverse effect on Orbital’s business and results of operations.

•	Fluctuations in exchange rates may have a material adverse effect on us.

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from licence and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Approximately 81% of Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has from time to time entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and engineering services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2010 are contained in Item 5. – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at October 31, 2010, Orbital’s outstanding forward foreign currency exchange contracts totalled US$nil. See also Item 3 – “Key Information – Exchange Rate Information” above.

•	We may not be able to comply with future governmental regulations.

Products using FlexDi Technology must comply with many emissions, fuel economy and other regulations in Australia, the US and other countries. Based on internal testing, Orbital believes that products using FlexDi Technology will be able to meet current emissions and fuel economy standards in the countries that are Orbital’s most important markets. The effects of any future regulations on Orbital’s business or results of operations cannot be predicted. However, if Orbital were unable to comply with any material new regulations in Australia, the US or other key markets, this could delay further commercialisation of FlexDi Technology and have a material adverse effect on Orbital’s business and results of operations.

•	Classification as a “PFIC” would result in adverse tax treatment to our US shareholders.

Under US federal tax laws, a foreign corporation is treated as a passive foreign investment company (“PFIC”) if 50% or more of its assets or 75% or more of its income is passive. Historically, Orbital has not been treated as a PFIC and currently believes that it is not a PFIC. This is, however, a factual determination made annually, which could change, based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were classified as a PFIC in any taxable year, a US holder of Ordinary Shares or ADSs would be subject to special rules. These rules are intended to reduce or eliminate any benefit from the deferral of US income tax that a US holder could derive if the foreign company does not distribute all of its earnings on a current basis. See Item 10.-“Additional Information - United States Federal Income Taxation”.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

Orbital Corporation Limited	Class of Shares	Consolidated Entity Interest
		2010%	2009%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world-class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

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

In December 1991, Orbital offered for sale 2,890,000 American Depositary Shares (“ADSs”) (representing 23,120,000 ordinary shares in Orbital) and BHP offered for sale 510,000 ADSs representing 4,080,000 ordinary shares in Orbital. These ADSs were listed on the NYSE at that time. BHP sold its entire shareholding by December 1999.

In June 1997, Orbital and Siemens-VDO Automotive established a joint venture, Synerject LLC, to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDi Technology. See “Strategic Alliances – Continental” below.

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. As of October 31, 2010, approximately 21% of Orbital’s outstanding shares were held in the form of ADSs traded on the OTC Bulletin Board. See Item 9. - “The Offer and Listing - Nature of Trading Market”.

The Company’s principal capital expenditures since July 1, 2007 have consisted of ongoing improvements to test facilities and equipment ($5.347 million), including the construction of the Heavy Duty Engine Testing Facility ($3.508 million).

In June 2008, Orbital acquired the business assets of Boral Alternative Fuel Systems (renamed Orbital Autogas Systems – OAGS), a tier 1 supplier of LPG fuels systems, for $1.758 million.

Business Overview

Orbital’s strategy is to focus on:

•	Expanding into an alternate fuels LPG business building on the Orbital Autogas Systems acquisition.

•	Continuing our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increasing the value of this asset.

•

Targeted R&D to enhance FlexDi products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Expanding Orbital’s automotive engineering services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieving future growth of licences and royalties for FlexDi in niche markets.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

Orbital technology has been commercialised in the motorcycle, marine and recreational vehicle markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets. Orbital’s strategy is to continue to participate actively, where appropriate, in the commercialisation of FlexDi Technology to reduce risks and advance the rate of adoption of this technology while targeting growth in the alternative fuels industry.

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

Further details on segment revenue is contained in note 6 of the Consolidated Financial Statements on page F-30.

During the last three fiscal years Orbital spent approximately A$4.109 million on research and development programs. The Orbital group’s licence fee income and royalties relate to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through licence and engineering service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising FlexDi Technology.

As at October 31, 2010, Orbital has 17 agreements to end users of technology or suppliers, which grant licence rights related to FlexDi Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At October 31, 2010 Orbital had 9 customers (2009: 11 customers) using FlexDi Technology in commercial production.

At October 31, 2010 the following agreements granting rights to Orbital’s FlexDi Technology were in place:

Agreements for Rights to FlexDi Technology

Date	Company	Market

September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (Joint Venture with Continental Corporation)	Fuel Injection Systems

September 1999	Aprilia World Service B.V	Motorcycles

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motocycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

May 2004	Bajaj Auto Limited	Auto-rickshaws

April 2005	Goebler-Hirth Motoren KG	Heavy fuelled UAVs

May 2005	Envirofit International Limited	Retrofit Applications

February 2006	Polaris Industries Inc.	Marine & Recreational

September 2006	Bajaj Auto Limited	Auto-rickshaws (gaseous)

Although these licence agreements differ in their specific terms, generally each licence agreement defines the scope of access rights to the FlexDi Technology, including geographic regions, applications covered by the licence agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the licence and royalty periods, and confidentiality provisions. The licence agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilise the FlexDi Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A licence agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic FlexDi Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using FlexDi Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination.

The licence agreements may provide for the payment to Orbital of fees upon the execution of the licence agreement. These initial licence fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the FlexDi Technology that meets specified performance targets, provided the licence agreements are not terminated. In some cases the licence agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to FlexDi Technology.

Generally, under the terms of Orbital’s licence agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDi Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDi Technology range from approximately US$6.00 for a small scooter to US$67.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDi Technology commenced in 1996. Production royalties of approximately A$1.19 million were received by Orbital in the 2010 fiscal year compared to approximately A$1.11 million in fiscal 2009. There can be no assurance that Orbital will be successful in entering into additional licence agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDi Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDi Technology will achieve market success.

Strategic Alliances

Continental

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Continental Corporation (previously Siemens Automotive Corporation - Continental Corporation acquired Siemens Automotive Corporation in January 2008). At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDi technology.

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

Following the sale of the interest the ownership percentages are Orbital 42%:Continental 58%. As a result of the change in ownership Orbital now recognises and discloses its investment in Synerject as an investment in associate.

Orbital and Continental hold a 42%/58% interest in Synerject LLC and share equal board representation. Under the terms of the joint venture agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held.

Orbital and Continental also executed a new shareholders’ agreement that provides for Orbital representation on the board of Synerject and commits both parties to manage the business for the benefit of all shareholders.

In March 2006 Synerject acquired a business based in Delavan, Wisconsin, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5m. The investment by Synerject consisted of working capital, principally inventory and plant & equipment.

During FY2007 Synerject established a manufacturing facility in Changchun, China and an engineering support facility in Chongqing, China. These facilities have been established to produce low cost electronic control units for motorcycle applications, with manufacturing commencing in FY2008.

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

Motonic Corporation

In September 2009, Orbital reached an agreement with Motonic Corporation of Korea for the exclusive access to Motonic products for the Australian LPG Autogas market.

Motonic is the world’s largest supplier of LPG Autogas components. Motonic is a Tier 1 supplier of LPG Autogas systems to Hyundai, the world’s largest manufacturer of LPG vehicles.

Competition

Orbital’s success depends upon its ability to continue to earn revenue from engineering services, to maintain a competitive position in the development of FlexDi Technology in relation to other existing and emerging technologies and to increase market share in the Australian LPG market by sale of its newly developed Liquid LPG fuel system.

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

There is a difference between an individual engine design and the broad range of possibilities covered by the FlexDi Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating FlexDi Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the FlexDi Technology is required or being used. Under the terms of Orbital’s licence agreements, royalties would be payable in such situations.

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

With respect to provision of engineering services, Orbital competes against engineering groups such as Ricardo, AVL, FEV and others, which have well established European presences and growing presences in the China/Asia market. An additional competitor to Orbital’s services is the customer’s internal resources. In all cases, Orbital must compete on work-scope, cost and quality with its competitors. Orbital’s competitors may have significantly more financing available than Orbital which may help to win certain work programs. The engineering service requirement is directly influenced by global, national and OEM company financial positions and also by the presence, or lack of, drivers such as new emission or other regulatory changes.

Synerject, as an Engine Management System and component supplier for the non-automotive market for both direct injection and manifold port injection, and for Orbital’s proprietary air injector for the automotive market, competes directly with established suppliers such as Bosch, Del’orto, Magneti Marelli, Delphi and others.

Orbital’s competitors in the Australian LPG market include Alternative Fuel Innovations, Apollogas, Boemo Engineering, Impco, and Sprintgas

Alternative Fuels

Alternative fuel applications and system supply is a cornerstone of Orbital’s forward strategy.

Alternative Fuels is a market that is in focus globally. Automotive manufacturers are now developing multi and bi-fuel vehicles. CNG (Compressed Natural Gas) for automotive use grew at almost 20% globally 2009 vs. 2008. LPG (Liquid Petroleum Gas) is the principal low cost, lower emissions, automotive alternative fuel in Australia and Korea. The trucking industry is increasingly taking up LNG (Liquid Natural Gas) and CNG (Compressed Natural Gas) on a global basis. The reasons for the growth in the alternative fuel market are threefold; 1) Cost savings for the operator, 2) Reduction in greenhouse gas emissions and 3) Fuel security.

Orbital Autogas Systems (OAGS) generated revenue of $6,203,000 similar to FY09. In FY10 OAGS invested in building an LPG retrofit business underpinned by the latest technology liquid LPG systems. OAGS grew its infrastructure over the past year in preparation for increased Ford and aftermarket sales. As a result overhead costs increased by approximately $1,000,000, including increased staff and larger premises and this business generated a loss of $1,727,000 compared with $739,000 in FY09.

Orbital is at the leading edge of several key developments and products in alternative fuel markets.

•

Firstly, OAGS “Liquid” LPG aftermarket kits have now been developed for some 25 popular vehicle models, as well as being the LPG system for the next generation of Ford Australia E-Gas vehicles. OAGS supplies the current technology “vapouriser” LPG systems to Ford Australia and to the retrofit market. Orbital’s new “Liquid” system gives customers the highest level of performance and meets the new Australian Design Regulation (ADR) 79/02 emission requirements implemented in Australia from July 2010 onwards. OAGS is contracted to supply Ford Australia’s next generation LPG injection systems, and recently entered the retrofit market with “Liquid”. Market feedback to the new system has been positive. Whilst the Australian LPG aftermarket has remained subdued this year due to the low cost of petrol, the OAGS liquid LPG system, offering seamless performance relative to the baseline gasoline vehicle and carbon dioxide savings of up to 13%, is poised to see growth when petrol prices increase. Historically sales of LPG trend with the price of petrol. Introduction of the ADR 79/02 emission regulation dictates the use of more advanced LPG systems, either sequential vapour injection, or liquid LPG injection systems developed by OAGS. The “vaporiser” style LPG systems previously sold in Australia will not meet the new emissions standards. This change in legislation should drive future sales growth.

•

Natural gas vehicle production and conversion is increasing significantly around the world. Building on the OAGS business, and on Orbital’s 30 years of engine, combustion and engine management system experience, Orbital is seeking to capitalize on this emerging market. The LNG (Liquid Natural Gas) heavy duty transport market in Australia and Asia has the potential to be a significant opportunity for Orbital. In conjunction with Mitchell Corporation, Orbital is actively developing solutions to enable LNG dual fuel substitution with diesel for heavy duty, line haul transport. The prime driver for the truck user is the potential significant fuel cost savings, especially in the high mileage, heavy load applications typical in Australia.

•

Thirdly, Orbital is developing new FlexDITM ethanol applications working with our partners in Brazil, Sygma Motors and Vale Energy Solutions. The initial target is large displacement, heavy duty engines for power generation. Once developed the technology has the potential to move into heavy duty transport, mine haul and other applications in Brazil. Diesel industrial engines converted to run on ethanol can reduce the carbon dioxide emissions from these engines by up to 70% along with a significant reduction in the particulate emissions typically associated with diesel fuel operations. The use of ethanol in Brazil continues to grow in passenger car usage. The fuel is cost effective and renewable. FlexDITM can play a role in the expansion of ethanol applications in Brazil.

Orbital is also working on the extension of its FlexDITM in cylinder injection systems to gaseous applications. Direct injection of LPG and CNG is the next logical step in automotive applications, and Orbital is investigating potential opportunities in this field.

Consulting Services

Orbital provides engineering consulting services, design, development and testing in the areas of engine design, engine combustion, fuel systems, engine management systems, alternative fuels, engine and vehicle testing. Orbital provides fuel economy and emissions solutions to a wide variety of vehicle applications, from small displacement utility engines to large transportation and power generation applications.

Orbital Consulting Services (OCS) revenue increased by $823,000 (9.4%) to $9,621,000. Revenue was generated from a number of programs primarily in China and Brazil, being FlexDITM projects with Changan and Sygma respectively. The Changan program for the development of a passenger car with benchmark fuel efficiency using Orbital’s FlexDITM system is on schedule and meeting customer expectations. Orbital was awarded the first non-OEM Green Car Innovation Fund grant from the Australian Federal Government to undertake additional R&D to enhance the long term potential success of this program. Consulting services revenue from North American and Asian customers increased; other markets remained subdued.

In Australia, Orbital commenced a major program with Mitchell Corporation to provide expertise and development support for Mitchell’s existing LNG fuelled truck fleet, along with ongoing work to support Ford Australia for the introduction of OAGS’s LPG system for the next generation of E-Gas vehicles.

Orbital has implemented additional marketing strategies for this year, including the formation of the “Orbital Resource Group”, targeting service to the domestic resource/mining industry. The focus for this initiative is to use Orbital’s existing expertise and infrastructure to expand the domestic business base for consulting services.

In addition to contract engineering services, the OCS group provides technical support and R&D for Orbital’s strategic growth initiatives, ranging from assisting OAGS with the development of “Liquid” LPG aftermarket kits, through to advanced technology FlexDITM development for petrol and alternative fuels applications. Orbital remains committed to R&D and to the development of future product and business streams. One example is the R&D in spark ignition of heavy fuels which is now leading to new engineering and business opportunities with customers in Australia and North America.

The commissioning of OCS’s new heavy duty engine test facility was completed in August 2009, and now has a significant workload testing for customers and supporting internal development programs.

At June 30, 2010, OCS had an order book of $3,430,000.

Licences and Royalties

Orbital earns licence fees and royalties from manufacturers using Orbital’s FlexDITM systems and technology. The royalty bearing products today are in the marine, recreational and scooter/motorcycle markets.

Royalty and licence income of $1,199,000 was 7.5% higher than FY09. Marine royalty volumes increased by 45% as the US marine market recovered from lows in FY09; however the royalty revenue was negatively impacted by $180,000 due to the strengthening Australian dollar.

Following a very subdued market in the previous financial year due to the global financial crisis, the marine market in North America did show a level of improvement in the second half of FY10 with both increased sales and rebuilding of inventory, albeit still well short of the markets in 2006/2007.

Synerject

Orbital holds a 42% (FY09 50%) interest in Synerject LLC, a joint venture entity with Continental Corporation. Synerject is a key supplier of engine management systems (EMS) to the non-automotive market, with small engine applications for scooters through to high performance motorcycles, outboards and snowmobiles.

Synerject’s revenue increased by 25% to US$93,477,000 due to a level of recovery in the North American marine market, the recently acquired Mercury electronic control unit business from Continental, and the launch of newly developed products including snowmobile in North America and Europe.

Synerject’s profit after tax under USGAAP increased by 30% to US$4,744,000 as a result of the revenue increase, cost control and efficiency improvements. Orbital’s equity accounted share of Synerject’s result was negatively impacted by adjustments required due to dissimilar accounting policies (A$403,000) and the strengthening Australian dollar (A$200,000).

As a result of the improved operating result and tight control of working capital Synerject generated US$5,957,000 operating cash flow for the year after investment in capital expenditures (2009: US$1,660,000), paid annual dividends of US$1,475,000 and remains in a strong financial position with a gearing ratio of 20% (FY09: 56%).

Synerject’s traditional recreational markets in North America and Europe were impacted, especially in the first half of the financial year, by the global financial crisis. Synerject, by stringent cost control and introduction of new products in the high end market, weathered the global financial crisis well. Improvements have been noted in the marine market in the second half of the financial year; however volumes are still well down on earlier years.

Taiwan has been a major scooter system market for Synerject this year. Synerject had the right product available at the right time to meet the very stringent in-field emission regulation that is driving nearly all scooter and motorcycle products to employ EMS in that market. Synerject is a major supplier to the 2 largest scooter manufacturers in Taiwan.

With the introduction of the Euro III level emission limits in China for motorcycles, Synerject, with its locations in Changchun and Chongqing, is well positioned to both support and supply domestic Chinese manufacturers as they seek fuel systems and technology to satisfy the emission requirements.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to Original Equipment Manufacturers and industry.

This year we completed the commissioning our new Heavy Duty Engine Test Facility. This facility, funded by the Australian Government will enable us to test and certify engines up to 600 kW, and is intended to support Government and industry in investigation and implementation of alternative fuels for the line haul transport industry in Australia.

The continued commitment to the core R&D has resulted in six new patents granted in the last 12 months, along with six new patent family applications strengthening the Orbital patent portfolio and extending the life of royalty streams.

Patent Protection

Orbital continues to actively investigate new technologies while also seeking to improve and enhance existing technology through continued research and development and product development, particularly in regard to FlexDi related technology. Orbital believes that patent protection of its technologies and processes is critical to its future financial performance and that its success depends upon its ability to protect its proprietary products and technology under applicable intellectual property laws. Accordingly, Orbital has been, and intends to continue to be, active in securing and policing intellectual property rights for its proprietary products and technology.

As at October 31, 2010, Orbital had approximately 65 individual patent families with a total of over 180 patents and patent applications around the world. As of October 31, 2010 there were approximately 38 granted patents and 2 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

Marketing channels

Engineering Consulting Services – We typically sell the majority of our consultancy services through our own dedicated sales force with engineering background, servicing an international customer base – generally engine manufacturers from our head office and from regional sales support offices. We also occasionally generate consultancy services through the presentation of papers at technical seminars.

Alternative Fuels - Orbital Autogas Systems – OEM – We directly market our LPG fuel systems to Australian OEM’s who provide an LPG fuel system option (currently Ford Australia – Falcon models). After OEM – We directly market our LPG fuel systems to Australian After-OEM’s who provide an LPG fuel system option (currently Holden Special Vehicles “HSV”). Aftermarket – We are also a supplier to aftermarket retro-fitters who supply the retail customer, and also automotive distributors who supply fleet operators. This sector is supported by our own dedicated sales force based in Sydney.

Description of Property

Orbital has its principal facilities in Balcatta, Western Australia and conducts business from a leased warehouse in Sydney, New South Wales.

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

The Balcatta premises have been placed on the market for sale and lease-back. An interested party is currently undertaking due diligence on the property. As at the date of this report, no contract of sale or lease has been entered into.

Government Regulation

Orbital Corporation Limited is a company registered in Australia. Companies in Australia are regulated by the Australian Securities and Investments Commission (“ASIC”) and are governed by the Corporations Act 2001 (Commonwealth).

Events After the End of the Financial Year

There has not arisen in the interval between the end of the Company’s financial year and the date of this report, any item, transaction or event of a material and unusual nature that is likely to significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity for the year ended June 30, 2010, except as detailed below.

On October 21, 2010, the participants of the Medium Term Incentive (MTI) Scheme irrevocably waived their rights to the MTI bonuses relating to the year ended 30 June 2010. The Company will record a reversal of the present liability for the cash bonus by reflecting a credit to the Company’s Income Statement of $400,000 in the 2011 financial year.

On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. See note 11 for the effect of the share consolidation on earnings per share.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2010 fiscal year Orbital’s revenues were generated from contracts for engineering services, including engine development programs, sale of goods and licensing and licensing related agreements for FlexDi Technology. In addition, Orbital equity accounted its share in Synerject LLC’s result.

Unless otherwise indicated, all financial information in the following discussion is derived from Orbital’s Consolidated Financial Statements, included herein, prepared in accordance with International Financial Reporting Standards.

Critical Accounting Policies and Estimates

Orbital’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

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

The following are the critical accounting policies and estimates that have been adopted in preparing our IFRS financial statements:

Long term borrowings

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,164 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025.

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan is accounted for as a government grant as disclosed in note 27.

Equity Accounting

The consolidated financial statements include the consolidated entity’s share of the total recognised gains and losses of an associate on an equity accounted basis. For a number of years, the consolidated entity’s share of losses exceeded its interest in the associate, and during that period, the consolidated entity’s carrying amount was reduced to nil and recognition of further losses continued to the extent that the consolidated entity had incurred legal or constructive obligations on behalf of the associate.

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s share of development expenditure capitalised (included in results of jointly controlled entity) in fiscal 2010 is $0.274 million (2009 $0.297 million, 2008 $0.810 million).

Capitalised expenditure on development activities relating to the next generation Liquid LPG fuel systems was $1.128 million in Fiscal 2010 (2009: $0.170 million).

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

Impairment

The carrying amount of all assets is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In relation to goodwill, impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

Allowance for impairment loss of Trade Debtors

Allowance for impairment loss of trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Allowance for impairment loss amounted to A$0.116 million at June 30, 2010 (A$0.230 million at June 30, 2009), with a bad debts write-off for the year of A$Nil (2009: A$Nil).

Refer to “Results of Operations Fiscal 2010 Compared with Fiscal 2009” below for further explanation of the above expenses.

Income Tax

(i) Current income tax expense and liability

Income tax on the income statement for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred income tax expense and liability

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

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

Deferred taxation

We recognise a deferred tax asset in our statement of financial position only where we determine that it is probable that it will be recovered. A portion of the deferred tax asset recorded in our statement of financial position relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits, which are estimated based on forecasts of engineering services income, licence and royalty receipts and Synerject’s business plans. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our statement of financial position and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the income statement.

At June 30, 2010, our deferred tax asset included A$5.215 million (A$5.054 million at June 30, 2009), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities, decreased during fiscal 2010 by A$2.826 million to A$0.952 million at June 30, 2010 from A$3.778 million at June 30, 2009. A$1.934 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2010 by A$2.797 million to A$60.500 million at June 30, 2010 from A$57.703 million at June 30, 2009.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2010 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$60.500 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

Tax carry forward losses of approximately A$46.608 million (US$40.153 million) (2009: A$57.594 million (US$47.106 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$5.215 million (US$4.493 million) (2009: A$5.054 million, US$4.134 million) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2010, the US$40.153 million of tax carry forward losses available expires between the years 2011 and 2023.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$40.153 million. Approximately US$11.852 million of taxable income will be required prior to 2011 when the first portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$5.215 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the following five years. The movement in the recognised deferred tax asset from June 30, 2009 to June 30, 2010 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2010 Compared with Fiscal 2009

Orbital’s net profit after tax was A$4.516 million for the year ended June 30, 2010 compared to a net loss of A$2.451 million for the year ended June 30, 2009.

Revenue from trading activities in fiscal 2010 as detailed in Income Statements in the Consolidated Financial Statements increased as compared to fiscal 2009 by 5% to A$17.265 million:

•

Engineering services income increased 9% (A$0.823 million) to A$9.621 million, reflecting a steady workload from key contracts. Significant programs during the year included the application of FlexDiTM to an ethanol fuelled internal combustion engine in Brazil and the development of a powertrain fuel economy demonstrator for China.

•	Licence and Royalty income increased by 7% to A$1.199 million due to a 45% increase in royalty volumes, offset by $0.180 million decrease due to the strengthening Australian dollar.

•	Sale of goods decreased 1% to A$6.203 million reflecting a tough LPG retrofit market.

Other income, excluding the government grant arising on restructure of non interest bearing loan of A$7.695 million, improved by A$0.372 million compared to fiscal 2009 (A$0.692 million, excluding the gain on sale of interest in Synerject of $3.678 million).

In January 2010 Orbital renegotiated the terms of the A$19.0 million loan from the Western Australian Government due to be repaid in May 2014. The loan was replaced by an interest free A$14.346 million loan repayable over 15 years to 2025. The restructure resulted in a non cash gain of A$7.695 million.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 5.7% to A$19.163 million in fiscal 2010 from A$18.136 million in fiscal 2009. The net increase was due to the following:

•	Total employee expenses increased by 9.9% to A$10.792 million as a result of an increase to the headcount of staff in the Orbital Autogas Systems business.

•	Depreciation and amortisation decreased by 8% to A$1.004 million primarily due to items reaching full depreciation during the year.

•

Engineering consumables and contractor expenses increased by 36% to A$2.085 million reflecting an increased use of external contractors and higher requirement of project consumables during the year reflecting a different mix of engineering activity.

•	Travel and accommodation expenses decreased by 27% to A$0.866 million as a result of decreased overseas travel.

•	Communication and computing expenses increased by 11% to A$0.791 million reflecting the addition of the new Orbital Autogas Systems business.

•	Patent costs decreased by 21% to A$0.338 million from A$0.431 million.

•

Insurance, audit, compliance and listing costs decreased by 9% to A$1.001 million from A$1.097 million mainly as a result of reduced compliance requirements for SEC registrants (Sarbanes Oxley section 404), offset by increased insurance costs.

•	Finance costs have increased by A$0.029 million to A$0.755 million as a result of increased short term borrowings.

•	Other expenses were steady at A$1.531 million.

Orbital’s share of Synerject’s net profit increased by 1% to A$1.874 million in fiscal 2010 from A$1.846 million in fiscal 2009. Synerject’s revenue increased by 25% to US$93.477 million as a result of improvements in the North American marine market, the acquisition of a new business and the introduction of new products. Development expenses of A$0.747 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2009 A$0.297 million) in accordance with IFRS.

The income tax benefit for fiscal 2010 was A$0.388 million, being primarily recognised Deferred Tax Asset (A$0.417 million) and recouped withholding tax (A$0.212 million) offset by State and Federal income taxes in the United States (A$0.231 million) as a result of our share of Synerject taxable income. In fiscal 2009, Orbital de-recognised A$1.731 million Deferred Tax Asset in the net income tax expense of A$2.147 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2010 compared to fiscal 2009.

Results of Operations Fiscal 2009 Compared with Fiscal 2008

Orbital’s net loss after tax was A$2.451 million for the year ended June 30, 2009 compared to a net profit of A$0.469 million for the year ended June 30, 2008.

Revenue from trading activities in fiscal 2009 as detailed in the Income Statements in the Consolidated Financial Statements increased as compared to fiscal 2008 by 11% to A$16.513 million:

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

•	Travel and accommodation expenses increased by 17% to A$1.187 million as a result of increased overseas travel.

•	Communication and computing expenses increased by 10% to A$0.715 million reflecting the addition of the new Orbital Autogas Systems business.

•	Patent costs increased by 7% to A$0.431 million from A$0.404 million.

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

•	Other expenses have decreased by 18% to A$1.210 million as a result of reduced foreign exchange losses and a reduced allowance for impairment loss for trade receivables of A$0.205 million.

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

Liquidity and Capital Resources

As at June 30, 2010, Orbital’s cash balance, including short term deposits, was A$3.608 million compared to A$10.123 million at June 30, 2009 and A$8.804 million at June 30, 2008. At October 31, 2010 the cash balance was A$2.347 million. In Orbital’s opinion, the working capital is sufficient for its present requirements.

For fiscal 2010 Orbital recorded a net cash outflow from operations of A$5.049 million compared to cash outflows of A$2.097 million in fiscal 2009 and A$0.885 million in fiscal 2008. The cash outflow in fiscal 2010 resulted from cash flow used in operating activities of A$4.028 million and working capital requirements of A$1.021 million. This compares with net cash used by operating activities in fiscal 2009 of A$3.613 million (fiscal 2008: A$0.057 million) plus working capital sources of A$1.516 million (fiscal 2008: working capital sources A$0.828 million). Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2010 or fiscal 2009 (however Synerject paid dividends to Orbital in Fiscal 2010, Fiscal 2009 and Fiscal 2008, including a special dividend of A$3.151 million in Fiscal 2009).

Research and development expenditures were A$1.152 million in fiscal 2010, A$1.810 million in fiscal 2009 and A$1.147 million in fiscal 2008. Research and development activity during fiscal years 2010, 2009 and 2008 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, further developing the air-assist DI system for application on new products, and in fiscal years 2010 and 2009 development of the next generation LPG fuel systems.

Orbital generated net cash of A$1.699 million from investing activities in fiscal 2010 compared with A$2.319 million cash outflow in fiscal 2009 and A$1.630 million cash outflow in fiscal 2008. The expenditure in fiscal 2010 consisted mainly of the construction of a heavy duty engine testing facility and the development of the next generation of Liquid LPG fuel systems. No advances to Synerject were required in fiscal 2010, 2009 or 2008. Synerject paid Orbital dividends of $0.677 million in fiscal 2010 ($4.577 million in fiscal 2009 and $0.958 in 2008). In fiscal 2010, Orbital redeemed A$3.500 million short term deposits which were acquired in fiscal 2009.

Orbital has a $2.500 million Trade Finance facility with Westpac Banking Corporation to provide support for the import of inventory for the Orbital Autogas Systems business. At June 30, 2010, A$2.056 million (fiscal 2009: A$1.520 million) of the facility had been drawn down.

Orbital also has standby arrangements with Westpac Banking Corporation to provide support facilities of A$0.950 million, of which A$0.029 million was drawn down at June 30, 2010. At June 30, 2009 available support facilities totalled A$0.935 million, of which A$0.032 million was drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2010. In July 2008, Orbital received funding of A$2.76 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs were approximately A$3.500 million. Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.410 million for fiscal year 2011 primarily in the expansion of the Orbital Autogas Systems business. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2011 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities in fiscal 2010 was US$6.887 million, fiscal 2009 was US$2.904 million and fiscal 2008 was US$2.699 million. In June 2006 Synerject negotiated a 4 year term bank loan of $8.0 million which, together with additional capital contributions of US$2 million from each member, replaced loan arrangements that matured in September 2006. In addition Synerject has available a US$5.0 million line of credit to be drawn as and when required. At June 30, 2010 Synerject had drawn down $2.588 million under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2011 are approximately US$1.933 million (actual paid fiscal 2010 US$1.889 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at June 30, 2010 was US$4.623 million (2009 US$1.078 million) and total debt outstanding (including the line of credit) at June 30, 2010 was US$7.939 million (2009 US$8.876 million). Member guarantees are not required to support Synerject’s financing arrangements.

Trend Information

OAGS will see revenue growth as the newly developed Liquid retrofit systems are available for marketing throughout Australia. OAGS will also commence supply of the next generation LPG system to Ford Australia in fiscal 2011.

Consulting services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2010 was approximately $3.4 million compared to $5.0 million at June 30, 2009. The Synerject result will be influenced by the timing of the launch of new products in China and North America and the recovery of the North American marine market. We anticipate that royalty earnings will see a level of improvement from the North American marine market.

Off-Balance Sheet Arrangements

Synerject Loan Guarantee Commitments

Prior to July 2006 Orbital guaranteed 50% of the borrowings by its related business undertaking, Synerject LLC. The guarantee was entered into in 1997, at the time of formation of Synerject, to enable it to obtain loan funds for its trading operations.

As noted above, in June 2006 Synerject negotiated new financing arrangements to replace the loan from Continental. The new loan is secured by Synerject assets. There is no guarantee required from Orbital for the new financing arrangements and no obligations remaining under the Continental line of credit.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s licence agreements, certain fees and royalty payments are, or will be, indexed to inflation, generally based on the US Producers Price Index for Finished Goods. In general, inflation has had minimal effect on Orbital’s results of operations during the last two fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2010	2009	2010	2009

Cash – Floating (and fixed less than 6 months)	3,608	6,623	3.86	3.26

At June 30, 2010 and June 30, 2009 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2010	2009	2010	2009

Cash held in United States Dollars	195	172	0.8615	0.8179
Cash held in European currency units	23	82	0.7123	0.5845

Receivables in United States Dollars	308	190	0.8615	0.8179
Receivables in European currency units	48	389	0.7123	0.5845

The Company’s equity accounted investment has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Year End Exchange Rate A$
	2010	2009	2010	2009

Synerject LLC	11,534	11,264	0.8615	0.8179

At June 30, 2010 and 2009, Orbital did not have any foreign currency sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2010, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent

Receivables	US$	0.265 m	0.8615	A$	0.308 m

Receivables	Euro	0.034 m	0.7123	A$	0.048 m

Maturity Profile of Commercial Commitments

Obligations (A$’000s)		At June 30, 2010 Expected Maturity or Expiry Date
	2011	2012	2013	2014	2015	Total

Operating Leases	184	3	—	—	—	187

Long –Term Debt (1)	240	288	346	415	498	1,787

Heavy Duty Engine Testing Facility Operations commitment (2)	391	391	391	291	—	1,464

Total	815	682	737	706	498	3,438

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”
(2)	In June 2008, Orbital received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility (100 days at Nil cost and 100 days at 50% of commercial rates).

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
(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

MR WILLIAM PETER DAY, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD,

Joined the Board and appointed Chairman in August 2007. Mr Day retired as Chief Financial Officer of the global packaging group Amcor in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminium Corporation (USA) and Managing Director, CRA Business Services in Australia.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is a non-executive director of Ansell Limited (appointed August 20, 2007), SAI Global Limited (appointed August 15, 2008) and Centro Retail Trust Limited (also Chairman appointed October 1, 2009). He is also involved in a number of public interest activities.

MR JOHN GRAHAME YOUNG, LLB, FTIA, TEP

Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

DR MERVYN THOMAS JONES, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ)

Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a non-executive director of Pacific Environment Limited (appointed July 3, 2009, appointed Chairman February 16, 2010). Dr Jones chairs the Company’s Human Resources, Remuneration and Nomination Committee.

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

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis is a Member of the Australian Federal Government’s Green Car Innovation Fund Committee, on the advisory board of the Intellectual Property Research Institute of Australia, and is also a member of a number of other public interest boards.

MR TERRY DEWAYNE STINSON, BBA (Hons)

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

Details of each Director’s remuneration are shown below.

	Year	Short Term				Post Employment	Share Based Payments		Total $
		Salary and Director’s Fees $	Cash Bonuses $	Non- Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $	Performance Rights Plan $
Directors
Non-executive

W Peter Day	2010	96,376	—	—	96,376	8,674	—	—	105,050
Chairman (Non-executive)	2009	96,376	—	—	96,376	8,674	—	—	105,050
	2008	88,080	—	—	88,080	7,273	—	—	95,353

Donald W J Bourke	2010	—	—	—	—	—	—	—	—
Chairman (Non-executive)	2009	—	—	—	—	—	—	—	—
	2008	11,120	—	—	11,120	1,001	—	—	12,121

J Grahame Young	2010	52,358	—	—	52,358	4,712	—	—	57,070
Director (Non-executive)	2009	52,358	—	—	52,358	4,712	—	—	57,070
	2008	52,358	—	—	52,358	4,712	—	—	57,070

John R Marshall	2010	—	—	—	—	—	—	—	—
Director (Non-executive)	2009	—	—	—	—	—	—	—	—
	2008	55,050	—	—	55,050	—	—	—	55,050

Mervyn T Jones	2010	55,092	—	—	55,092	4,958	—	—	60,050
Director (Non-executive)	2009	52,940	—	—	52,940	4,764	—	—	57,704
	2008	11,655	—	—	11,655	1,049	—	—	12,704

Vijoleta Braach-Maksvytis	2010	50,505	—	—	50,505	4,545	—	—	55,050
Director (Non-executive)	2009	50,505	—	—	50,505	4,545	—	—	55,050
	2008	11,655	—	—	11,655	1,049	—	—	12,704

Executive
Rodney A Houston	2010	—	—	—	—	—	—	—	—
Director and Chief Executive Officer	2009	—	—	—	—	—	—	—	—
	2008	291,908	—	—	291,908	33,132	71,930	—	396,970

Terry D Stinson	2010	321,101	140,000	—	461,101	38,532	58,383	49,283	607,299
Director and Chief Executive Officer	2009	321,101	—	—	321,101	38,532	25,133	33,019	417,785
	2008	36,948	—	—	36,948	3,325	—	—	40,273

Total Consolidated, all specified directors
	2010	575,432	140,000	—	715,432	61,421	58,383	49,283	884,519
	2009	573,280	—	—	573,280	61,227	25,133	33,019	692,659
	2008	558,774	—	—	558,774	51,541	71,930	—	682,245

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer.

Mr. Halliwell has 25 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia. Mr Halliwell is also a Director of Synerject.

Brian Anthony Fitzgerald February 22, 1982	Director, Orbital Autogas Systems. Mr. Fitzgerald has held a number of senior management positions within the group. Mr. Fitzgerald has overall responsibility for Orbital Autogas Systems.

Geoff Paul Cathcart March 14, 1994

Director, Consulting Services and Engineering.

Dr. Cathcart has held a number of senior management positions within the engineering department. Dr. Cathcart has overall responsibility for the consulting services and engineering departments. Dr Cathcart is also a Director of Synerject.

Details of each Key Management Personnel’s remuneration are shown below.

	Year	Short Term				Post Employment	Share Based Payments	Total $
		Salary and Director’s Fees $	Cash Bonuses $	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $

Key Management Personnel
Keith A Halliwell	2010	245,701	79,884	—	325,585	27,439	46,982	400,006
Chief Financial Officer	2009	245,956	—	—	245,956	27,098	45,723	318,777
	2008	234,715	7,500	—	242,215	26,121	47,710	316,046

B Anthony Fitzgerald	2010	225,629	73,781	—	299,410	27,076	39,917	366,403
Director, Orbital Autogas Systems	2009	227,564	—	—	227,564	24,497	37,353	289,414
	2008	203,117	7,500	—	210,617	20,651	36,690	267,958

Geoff P Cathcart	2010	186,998	59,850	—	246,848	16,669	31,172	294,689
Director, Consulting Services & Engineering	2009	186,998	—	—	186,998	16,669	24,690	228,357
	2008	175,600	7,500	—	183,100	15,918	21,247	220,265

Total Consolidated, all key management personnel	2010	658,328	213,515	—	871,843	71,184	118,071	1,061,098
	2009	660,518	—	—	660,518	68,264	107,766	836,548
	2008	613,432	22,500	—	635,932	62,690	105,647	804,269

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are as follows:

	2010 $	2009 $	2008 $
Short-term employee benefits	1,587,275	1,233,798	1,194,706
Post-employment benefits	132,605	129,491	114,231
Equity compensation benefits	225,737	165,918	177,577

	1,945,617	1,529,207	1,486,514

For fiscal 2010 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.946 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2010 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.133 million.

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

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr M T Jones (Chairman), Mr W P Day, Mr J G Young, and Dr V Braach-Maksvytis.

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

Performance-linked compensation

Performance linked compensation includes both medium-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The medium-term incentive (MTI), which has replaced the short term incentive, is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders, the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Profit after tax, Pro-rata Consolidated Sales and Operating Cash Flows are considered in setting the MTI as they are considered important medium term performance targets. Dividends, changes in share price, and return of capital are included in the Total Shareholder Return (“TSR”) calculation which is the performance criterion, along with EPS, for the LTI.

Company performance for the current year and last 4 years is as follows:

	2010 $’000	2009 $’000	2008 $’000	2007 $’000	2006 $’000
Profit after tax	4,516	(2,451)	469	1,333	515
Pro-rata consolidated sales	61,081	63,867	59,875	65,004	49,786
Operating cash flows	(4,372)	(856)	73	(182)	(1,868)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.050)	(0.035)	(0.190)	0.209	(0.014)
Return of capital	—	—	—	—	—

Medium-term Incentives

Executive directors and senior executives may receive bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term. The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee on October 20, 2009 relate to 1) Profit after tax, 2) Pro-rata Consolidated Sales, and 3) Operating Cash Flows. These three measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance.

The medium term incentives are based on the following minimum thresholds 1). Profit (after provision for bonuses), 2). Pro-rata Consolidated Sales >$100 million, and 3). Positive Operating Cash Flow.

The bonus elements 2 and 3 can only be paid if element 1 is achieved. Achievement of the KPI’s may result in bonuses of between 0 – 180% of total fixed remuneration. The maximum bonus is only payable if the stretch targets on all KPI’s are achieved. No bonus is awarded where performance falls below a minimum. No bonus is awarded unless a target is achieved which is higher than that which has already been achieved and rewarded.

Estimates of the minimum and maximum possible total value of the award are as follows:

Name	Position	Amount (Min – Max)
Terry Stinson	Chief Executive Officer	0 - $	630,000
Keith Halliwell	Chief Financial Officer	0 - $	359,478
Tony Fitzgerald	Director, Orbital Autogas Systems	0 - $	332,013
Geoff Cathcart	Director, Consulting Services and Engineering	0 - $	269,325
David Worth	Chief Engineer	0 - $	166,971
Ian Veitch	Company Secretary	0 - $	72,114

As a result of the KPI in relation to profit after tax being achieved in fiscal 2010 the following medium term incentives are payable for fiscal 2010:

Name	Position	Amount
Terry Stinson	Chief Executive Officer	$140,000
Keith Halliwell	Chief Financial Officer	$79,884
Tony Fitzgerald	Director, Orbital Autogas Systems	$73,781
Geoff Cathcart	Director, Consulting Services and Engineering	$59,850
David Worth	Chief Engineer	$37,105
Ian Veitch	Company Secretary	$16,025

No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

On October 21, 2010, the participants of the Medium Term Incentive (MTI) Scheme irrevocably waived their rights to the MTI bonuses relating to fiscal 2010. The Company will record a reversal of the present liability for the cash bonus by reflecting a credit to the Company’s Income Statement of $400,000 in fiscal 2011.

Long-term Incentives

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders. Executive Directors do not participate in Share Plan No.1.

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will be granted for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based 50% FY2010 offer (100%: FY2009 and FY2008 offers) on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% FY2010 offer (0%: FY 2009 and FY2008 offer) on Earnings Per Share (EPS), apply to determine the number of shares (if any) to be granted to the Executives.

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

No shares will be granted under the FY2009 or FY2008 offers unless the Company’s TSR is at or above the 50th percentile.

No shares will be granted under the FY2010 offer unless the Company’s TSR is at or above the 50th percentile or the EPS for the year ended June 30, 2012 is at or above 1.5 cents per share.

TSR Performance targets under the LTI were met in FY2010 and as a result 911,400 (2009: 891,000) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2009, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

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

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended June 30, 2009 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

The target share prices were chosen as they directly align the directors reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date; and

(e)	if the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended June 30, 2010.

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

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum. The Chairman of the Human Resources, Remuneration and Nomination Committee receives an additional fee of $5,000 per annum for that position.

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

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Dr M T Jones, and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2010 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

Orbital Autogas Systems are certified TS16949 and ISO14001 for its automotive component manufacturing capabilities.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

•	Financial Reporting

The Chief Executive Officer and Chief Financial Officer are required to, at least annually, evaluate internal control over financial reporting and disclose in writing to the Company’s Auditors and the Audit Committee:

1.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

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

The consolidated entity holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the consolidated entity on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

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

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Share (ADS) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADS holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

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

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2010		June 2009		June 2008
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	15	—	13	—	8	—
Administration	15	—	13	—	16	—
Engineers	39	—	32	—	37	—
Technicians	27	—	29	—	30	—
Others	2	—	2	—	2	—

Total	102	—	93	—	97	—

The management and employees of the Group are not associated with any particular labour union.

Share Ownership

Details of share ownership by Directors and senior managers at October 31, 2010 are as follows:

Director	Ordinary Shares
W P Day	100,000
T D Stinson	2,500,880
J G Young	748,537
M T Jones	180,000

Senior Managers
K A Halliwell	1,367,336
B A Fitzgerald	1,032,420
G P Cathcart	480,910

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

Executive Long Term Share Plan - 2008 Offer

At the Company’s Annual General Meeting on October 22, 2008, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 1,625,000 fully paid ordinary shares.

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

Performance Rights Plan – 2008 Offer

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

Disposal restriction

Shares will be issued directly to executives once they have exercised their performance rights. Executives will not be permitted to dispose of those shares until the earlier of:

(a)	the expiry of a period to be determined by the Board in its offer;

(b)	10 years after the performance rights were granted;

(c)	cessation of that executive’s employment with the Orbital Group;

(d)	an event occurs such as a takeover bid for or winding up of the Company or

(e)	the Board (in its absolute discretion) releasing the executive from the restriction.

Under the Performance Rights Plan:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

(c)	the acquisition price and exercise price of the performance rights will be nil;

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date (if the specified share price target is not achieved at the end of the Vesting Date, the performance right will lapse); and

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

Executive Long Term Share Plan - 2009 Offer

At the Company’s Annual General Meeting on October 21, 2009, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 5,906,250 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	3,281,250 of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2009 and ending on August 31, 2012 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	2,625,000 of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending June 30, 2012.

Executive Long Term Share Plan – 2010 Offer

At the Company’s Annual General Meeting on October 28, 2010, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 8,750,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	4,861,111 of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2010 and ending on August 31, 2013 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	3,888,889 of the shares offered will be issued if the Company achieves earnings in excess of 1.1 cents per share for the year ending June 30, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of October 31, 2010, Orbital had issued and outstanding 481,973,944 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
Equity Trustees Limited SGH PI Smaller Co’s (as notified on June 13, 2007)	29,332,832	6.20%

There has been no significant change in the composition of major shareholders.

The Executive Officers and Directors of Orbital as a group own 6,210,083 ordinary shares which represent 1.29% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 481,973,944 ordinary shares in the Company on issue at October 31, 2010, 73% of which are held by 5,224 shareholders located in Australia.

There are 641,741 ADS’s (representing 102,678,560 ordinary shares in the Company) on issue at October 31, 2010 held by 166 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2010 (nil in both fiscal 2009 and 2008).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at October 31, 2010 and June 30 in each of the preceding two years are as follows:

	October 31, 2010 (A$000’s)	2010 (A$000’s)	2009 (A$000’s)	2008 (A$000’s)

Receivables - Non-current	28,382	28,364	28,063	17,375
Borrowings - Non-current	11,933	13,090	13,549	6,431

The largest amounts outstanding during the periods covered were as follows:

	2010 (A$000’s)	2009 (A$000’s)	2008 (A$000’s)

Receivables - Non-current	28,570	28,063	17,375
Borrowings - Non-current	13,370	13,549	8,582

The Company is the only publically listed entity within the consolidated group and acts as the parent to its wholly owned subsidiaries. The Company does not carry on any operating activities or hold any operational assets. The Company acts as the treasury for the consolidated group managing the flows of cash and capital within the consolidated group. The loans to/from subsidiaries are the result of the Company performing the treasury function for the consolidated group.

During fiscal 2010, nil interest expense (fiscal 2009: nil; fiscal 2008: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2009 and 2008: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at October 31, 2010 and June 30 in each of the preceding two years are:

	October 31, 2010 (A$000’s)	2010 (A$000’s)	2009 (A$000’s)	2008 (A$000’s)

Receivables - Current	1	3	14	16

Payables - Current	11	110	—	—

During fiscal 2010, the Orbital Group provided engineering services to Synerject LLC to the value of A$nil (2009: A$0.081 million) and purchased goods and services from Synerject LLC to the value of A$0.190 million (2009: A$0.140 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-59 included herein.

Significant Changes

There have been no significant changes to the operations of the Group since the date of the annual financial statements.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Group’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2011 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon as depositary under a deposit agreement dated April 16, 2010. Each ADS represents one hundred and sixty ordinary shares. The ADSs have traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004, under the symbol “OBTMY”. Prior to that time, the ADSs were traded on the New York Stock Exchange (NYSE) but were de-listed as a result of Orbital’s non-compliance with NYSE’s continued listing requirements relating to market capitalization and stockholders’ equity.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the OTCBB. Note that effective April 19, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 40 to 1 : 160. Please note that the ADS prices quoted below for dates prior to April 19, 2010 have not been restated to account for the change of ratio of ordinary shares to ADSs.

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume

2004-05		A$	0.160		2,728,797	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2005-06		A$	0.125		3,221,730	A$	0.085		20,000	US$	4.40		31,810	US$	2.60		0
2006-07		A$	0.345		3,760,493	A$	0.090		1,270	US$	11.17		51,400	US$	2.75		0
2007-08		A$	0.380		6,794,414	A$	0.100		4,864	US$	13.00		32,000	US$	3.90		0
2008-09		A$	0.115		7,330,005	A$	0.030		1,574	US$	4.50		52,600	US$	0.78		0
2009-10		A$	0.080		8,644,033	A$	0.025		0	US$	6.00		17,000	US$	1.36		0

2008-09	Q1	A$	0.115		7,330,005	A$	0.055		10,000	US$	4.50	*	52,600	US$	1.95		0
	Q2	A$	0.068		1,460,659	A$	0.036		2,611	US$	2.10		26,800	US$	0.90		0
	Q3	A$	0.062		1,358,585	A$	0.030	*	1,574	US$	1.34		29,900	US$	0.78	*	0
	Q4	A$	0.115	*	1,653,000	A$	0.036		3,014	US$	3.40		17,500	US$	0.81		0

2009-10	Q1	A$	0.080	*	1,149,440	A$	0.048		0	US$	2.50		2,600	US$	1.45		0
	Q2	A$	0.068		984,000	A$	0.048		0	US$	2.50		1,800	US$	1.70		0
	Q3	A$	0.059		8,644,033	A$	0.039		0	US$	2.10		5,000	US$	1.36	*	0
	Q4	A$	0.044		2,042,656	A$	0.025	*	0	US$	6.00	*	17,000	US$	1.36		0

May 2010		A$	0.040		1,211,250	A$	0.030		0	US$	5.50		4,500	US$	4.07		0
Jun 2010		A$	0.032		1,933,999	A$	0.025		0	US$	4.15		2,800	US$	3.45		0
Jul 2010		A$	0.035		1,933,585	A$	0.026		0	US$	4.32		1,000	US$	3.72		0
Aug 2010		A$	0.040		846,154	A$	0.029		0	US$	4.90		3,600	US$	4.18		0
Sept 2010		A$	0.037		1,095,329	A$	0.025		9,260	US$	4.75		3,200	US$	3.90		0
Oct 2010		A$	0.031		1,095,329	A$	0.025		0	US$	4.48		4,000	US$	3.89		0

*	Denotes annual high and low closing market prices in the relevant year.

On October 31, 2010, the closing sale price of the ordinary shares on the ASX was A$0.028 per ordinary share and the closing sale price of the ADSs on the OTCBB on that date was US$4.12 per ADS. On October 31, 2010, 641,741 ADSs, representing 102,678,560 ordinary shares, or approximately 21% of the outstanding ordinary shares, were outstanding and were held by 166 holders of record including nominee companies holding on behalf of beneficial shareholders.

On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of shares on the basis that every ten shares be consolidated into one share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share.

The indicative timetable for the consolidation is set out below.

Event	Date
Announcement of the proposed consolidation	September 14, 2010
Record date to determine eligibility to vote at the annual general meeting	October 26, 2010
Annual general meeting for approval (amongst other things) of the consolidation	October 28, 2010
Announcement of approval of the consolidation	October 28, 2010
Last day for ASX trading of shares on a pre-consolidated basis	October 29, 2010
Trading in consolidated shares, on a deferred settlement basis, starts	November 01, 2010
Last day for the Company to register share transfers on a pre-consolidated basis	November 08, 2010
First day for the Company to register share transfers on a consolidated basis and first day for the Company to issue holding statements for shares and options on a consolidated basis	November 09, 2010
Announcement that despatch of the new holding statements has occurred	November 12, 2010
Deferred settlement trading ends	November 12, 2010
Normal T+3 trading in consolidated shares starts	November 15, 2010

ITEM 10.	ADDITIONAL INFORMATION

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

Material Contracts

Other than the Executive Service Agreement (incorporated by reference to our registration statement on Form 20-F filed on December 21, 2009), there are no material contracts (other than contracts entered into in the ordinary course of business) to which the Company or any member of the Orbital Group is a party in the two years immediately prior to publication of this document.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis, determined in US dollars, in the ordinary shares or ADSs sold or otherwise disposed of. Capital gain of a noncorporate US Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also had a term deposit of greater than 90 days and less than 365 days that had been pledged as security to the Group’s bankers for a trade finance facility.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

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

Liquidity risk

The Group established a trade finance facility with its bankers during fiscal 2010. The Group’s does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at June 30, 2010.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $14.3 million repayable in installments commencing in May 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2010, Orbital’s disclosure controls and procedures were effective.

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

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2010. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2010, its internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm that audited the consolidated financial statements included in this annual report on Form 20-F, is not required to issue an Attestation Report for Fiscal 2010.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, Ernst & Young are as follows:

2010			2009
Services Rendered	Fees ($A)%		Fees ($A)%

Audit Fees	374,420	96.0%	278,950	82.4
Audit – Related Fees	—	—	—	—
Tax Fees (1)	10,055	2.6%	10,000	2.9
All Other Fees (2)	5,627	1.4%	49,726	14.7

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance, tax advice and preparation and lodgement of Research & Development Claims.
(2)	All other fees relate to services performed for executive remuneration consultancy services.

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

See pages F-1 through F-59 included herein.

ITEM 19.	EXHIBITS

(a) Financial Statements and Financial Statement Schedules

The following financial statements together with the Reports of Independent Registered Public Accounting Firms thereon, are filed as part of the Annual Report.

(b) Financial Statements – Synerject LLC (1)(2)

The following financial statements together with the Report of Independent Registered Public Accounting Firm thereon, are incorporated herein by reference from Item 19.(b) of our Annual Report on Form 20-F for the fiscal year ended June 30, 2009 filed on December 21, 2009.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at June 30, 2009 and 2008

Consolidated Statements of Income for the years ended June 30, 2009, 2008 and 2007

Consolidated Statements of Members’ Equity (Deficit) and Comprehensive Income for the years ended June 30, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended June 30, 2009, 2008 and 2007

Notes to the Consolidated Financial Statements

(1)	The financial statements of Synerject LLC are provided pursuant to Rule 3-09 of Regulation S-X
(2)	Subsequent to its fiscal year ended June 30, 2009, Synerject LLC has changed its fiscal year end to December 31. The listed financial statements are the latest set of audited financial statements available for Synerject LLC

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated herein by reference from Item 19.(c)1.1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDi”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDi Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi” or “Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Stoichiometric”	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant) /s/ Keith Anthony Halliwell
Date: November 30, 2010	Keith Anthony Halliwell Chief Financial Officer

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated statements of financial position of Orbital Corporation Limited and subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Synerject LLC (“Synerject”), a significant investee of the Company which is accounted for by use of the equity method (see note 16 to the consolidated financial statements), as of and for the years ended June 30, 2009 and 2008. The Company’s investment in Synerject was A$11,264,000 and A$13,109,000, respectively, as of June 30, 2009 and 2008 and its share of profit of Synerject was A$1,846,000 and A$2,357,000, respectively, for the years ended June 30, 2009 and 2008. Those statements were prepared in accordance with accounting principles generally accepted in the United States of America and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Synerject, on the basis of accounting principles generally accepted in the United States of America, as of and for the years ended June 30, 2009 and 2008, is based solely on the report of the other auditors. We have applied auditing procedures to the adjustments to reflect the investment in Synerject and share of profit of Synerject in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We did not audit the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited and subsidiaries at June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Perth, Australia

30 November 2010

Liability limited by a scheme approved Under Professional Standards Legislation

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 30 JUNE 2010, 2009 AND 2008

			CONSOLIDATED
			2010	2009	2008
	NOTE		$’000	$’000	$’000
Engineering services income			9,621	8,798	11,681
Sale of goods			6,203	6,264	—
Licence and royalty income			1,199	1,115	2,684
Other revenue	7		242	336	574

Total Revenue			17,265	16,513	14,939

Other income	8		8,759	4,370	372
Raw materials and consumables used	9	(d)	(5,245)	(6,284)	—
Change in inventories of finished goods and work in progress	9	(d)	638	1,387	—
Employee benefits expenses	9	(a)	(10,792)	(9,820)	(9,812)
Depreciation and amortisation			(1,004)	(1,094)	(1,272)
Engineering consumables and contractors			(2,085)	(1,534)	(924)
Travel and accommodation			(866)	(1,187)	(1,013)
Communications and computing			(791)	(715)	(649)
Patent costs			(338)	(431)	(404)
Insurance costs			(441)	(404)	(388)
Audit, compliance and listing costs			(560)	(693)	(817)
Finance costs	9	(b)	(755)	(726)	(886)
Other expenses	9	(c)	(1,531)	(1,532)	(1,479)

Share of profit from equity accounted investment	16		1,874	1,846	2,357

Profit/(loss) before income tax			4,128	(304)	24

Income tax (expense)/benefit	10	(a)	388	(2,147)	445

Profit/(loss) for the year attributable to the members of the parent entity			4,516	(2,451)	469

Earnings per share:

Basic earnings per share (in cents)	11		9.39	(5.13)	0.97
Diluted earnings per share (in cents)	11		9.29	(5.13)	0.97

Earnings per ADS:
Basic earnings per ADS (in cents)	11		150.24	(82.13)	15.59
Diluted earnings per ADS (in cents)	11		148.64	(82.13)	15.59

The consolidated income statements are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-7 to F-59.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

30 JUNE 2010, 2009 AND 2008

	CONSOLIDATED
	2010	2009	2008
	$’000	$’000	$’000

Net profit/(loss) for the period	4,516	(2,451)	469

Other comprehensive income
Foreign currency translation	(1,169)	3,680	(1,627)
Share of cash flow hedge reserve for equity accounted investment	—	72	(35)

Other comprehensive income for the year, net of tax	(1,169)	3,752	(1,662)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	3,347	1,301	(1,193)

Total comprehensive income for the period attributable to owners of the parent	3,347	1,301	(1,193)

The consolidated statements of comprehensive income are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-7 to F-59.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED 30 JUNE 2010, 2009

AND 2008

	Share Capital	Retained Profits/ (Accumulated Losses)	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2007	225,560	(208,242)	775	(1,654)	(37)	16,402

Profit for period	—	469	—	—	—	469
Other comprehensive income	—	—	—	(1,627)	(35)	(1,662)

Total comprehensive income for the period	—	469	—	(1,627)	(35)	(1,193)

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	87	—	(87)	—	—	—
Share based payments	73	—	208	—	—	281

Balance at 30 June 2008	225,720	(207,773)	896	(3,281)	(72)	15,490

At 1 July 2008	225,720	(207,773)	896	(3,281)	(72)	15,490

Loss for period	—	(2,451)	—	—	—	(2,451)
Other comprehensive income	—	—	—	3,680	72	3,752

Total comprehensive income for the period	—	(2,451)	—	3,680	72	1,301

Transactions with owners in their capacity as owners
Cancelled share capital	(207,000)	207,000	—	—	—	—
Shares issued in accordance with share plan	248	—	(248)	—	—	—
Share based payments	87	—	236	—	—	323

Balance at 30 June 2009	19,055	(3,224)	884	399	—	17,114

At 1 July 2009	19,055	(3,224)	884	399	—	17,114

Profit for period	—	4,516	—	—	—	4,516
Other comprehensive income	—	—	—	(1,169)	—	(1,169)

Total comprehensive income for the period	—	4,516	—	(1,169)	—	3,347

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	117	—	(117)	—	—	—
Share based payments	89	—	250	—	—	339

Balance at 30 June 2010	19,261	1,292	1,017	(770)	—	20,800

The consolidated statements of changes in equity are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-7 to F-59.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2010 AND 2009

		2010	2009
		$’000	$’000

Assets
Current assets
Cash and cash equivalents	12	3,608	6,623
Other financial assets	13	—	3,500
Trade and other receivables	14	5,084	5,080
Inventories	15	3,722	3,084

Total Current Assets		12,414	18,287

Non-Current Assets
Investment in associate	16	11,534	11,264
Deferred tax assets	17	5,215	5,054
Property, plant & equipment	18	7,911	7,397
Intangibles and goodwill	19	1,525	533

Total Non-Current Assets		26,185	24,248

Total Assets		38,599	42,535

Liabilities
Current liabilities
Trade payables and other liabilities	20	2,676	3,841
Interest bearing borrowings	21	2,056	1,520
Employee benefits	23	2,420	1,033
Deferred revenue	24	316	—
Government grants	27	225	—
Other provisions	25	173	92

Total Current Liabilities		7,866	6,486

Non-current liabilities
Long term borrowings	26	7,604	14,873
Employee benefits	23	455	1,302
Government grants	27	1,874	2,760

Total Non-Current Liabilities		9,933	18,935

Total Liabilities		17,799	25,421

Net Assets		20,800	17,114

Equity
Share capital	28	19,261	19,055
Reserves	29	247	1,283
Retained profits/(Accumulated losses)	29	1,292	(3,224)

Total Equity		20,800	17,114

The consolidated statements of financial position are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-7 to F-59.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 30 JUNE 2010, 2009 AND 2008

		CONSOLIDATED
		2010	2009	2008
	NOTE	$’000	$’000	$’000

Cash Flows from Operating Activities
Cash receipts from customers		17,947	21,385	10,728
Cash paid to suppliers and employees		(22,925)	(23,137)	(12,176)

Cash used in operations		(4,978)	(1,752)	(1,448)
Interest received		242	336	574
Interest paid		(107)	—	—
Income taxes paid		(206)	(681)	(11)

Net cash used in operating activities	34	(5,049)	(2,097)	(885)

Cash Flows from Investing Activities

Dividend received from associate		677	4,577	958
Proceeds from sale of property, plant & equipment		44	—	8
Acquisition of property, plant & equipment		(1,394)	(3,226)	(727)
Costs incurred in acquisition of business		—	—	(111)
Acquisition of business		—	—	(1,758)
Costs incurred on development of intangibles		(1,128)	(170)	—
Redemption/(acquisition) of short term deposits		3,500	(3,500)	—

Net cash provided by/(used in) investing activities		1,699	(2,319)	(1,630)

Cash Flows from Financing Activities
Proceeds from borrowings		536	1,520	—
Repayment of borrowings		(200)	—	—

Net cash provided by financing activities		336	1,520	—

Net decrease in cash and cash equivalents		(3,014)	(2,896)	(2,515)

Cash and cash equivalents at 1 July		6,623	8,804	11,287

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(1)	715	32

Cash and cash equivalents at 30 June	12	3,608	6,623	8,804

Non-Cash Investing Activities

On 31 March 2009, the Group executed contracts that offset the requirement for the payment of US$4,000,000 to maintain a 50% interest in Synerject with the entitlement to receive US$4,000,000 for the sale of an 8% interest in Synerject.

There were no other non-cash investing or financing activities for the years ended 30 June 2008, 2009 and 2010.

Refer to note 6 for details of non-cash operating items.

The consolidated statements of cash flows are to be read in conjunction with the notes to the consolidated financial statements set out in pages F-7 to F-59.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2010, 2009 AND 2008

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2010 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s investment accounted for using the equity method.

The consolidated financial report was authorised for issue by the directors on 26 August 2010.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis.

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

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Group has adopted the following relevant new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2009.

•	AASB 2009-2 Amendments to Australian Accounting Standards – Improving disclosures about financial instruments (IFRS 7)

•	AASB 8 Operating Segments (IFRS 8)

•	AASB 3 Business Combinations (revised 2008) (IFRS 3)

•	AASB 101 Presentation of Financial Statements (revised 2007) (IAS 1 (revised))

•	AASB 123 Borrowing Costs (revised 2007) (IAS 23 (revised))

•	AASB 2008-1 Amendments to Australian Accounting Standard [AASB 2] – Share-based Payment: Vesting Conditions and Cancellations (IFRS 2 (revised))

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) New Accounting Standards and Interpretations (continued)

•	AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project (IAS Improvements Project)

•	AASB 2008-6 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1 & AASB 5] (IAS Improvements Project)

•	AASB 2008-7 Amendments to Australian Accounting Standards—Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (IAS 27 (Revised))

•	AASB 127 Consolidated and Separate Financial Statements (revised 2008) (IAS 27 (revised))

•	AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project (IAS Improvements Project)

•	AASB 2009-6 Amendments to Australian Accounting Standards (IAS Improvements Project)

These Standards and Interpretations are applicable to 30 June 2010 year ends.

When the adoption of the Standard or Interpretation is deemed to have an impact on the financial statements of the Group, its impact is described below:

AASB 2009-2 Amendments to Australian Accounting Standards – Improving disclosures about financial instruments (IFRS 7)

The amended Standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to all financial instruments recognised and measured at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The fair value measurement disclosures are presented in note 4. The liquidity risk disclosures are not significantly impacted by the amendments and are presented in note 4.

AASB 127 Consolidated and Separate Financial Statements (revised) (IFRS 27)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This is different to the Group’s previous accounting policy where transactions with minority interests were treated as transactions with parties external to the group.

AASB 8 Operating Segments (IFRS 8)

AASB 8 replaced AASB 114 Segment Reporting upon its effective date. The Group concluded that the operating segments determined in accordance with AASB 8 are the same as the business segments previously identified under AASB 114. AASB 8 disclosures are shown in note 6, including the related revised comparative information.

AASB 101 Presentation of Financial Statements (IAS 1 (revised))

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity and included in the new statement of comprehensive income. The statement of comprehensive income presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present two statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) New Accounting Standards and Interpretations (continued)

AASB 123 Borrowing Costs (IAS 23(Revised))

The revised AASB 123 requires capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The Group’s previous policy was to expense borrowing costs as they were incurred. In accordance with the transitional provisions of the amended AASB 123, the Group has adopted the Standard on a prospective basis. Therefore, borrowing costs are capitalised on qualifying assets with a commencement date on or after 1 July 2009. The Group did not capitalise any borrowing costs in the current year.

AASB 3 Business Combinations (revised 2008)(IFRS 3)

The revised standard introduces significant changes in the accounting for business combinations occurring after 1 July 2009. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.

AASB 2008-7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The amendments delete the reference to the “cost method” making the distinction between pre and post acquisition profits no longer relevant. All dividends received are now recognised in profit or loss rather than having to be split between a reduction in the investment and profit and loss. However the receipt of such dividends requires an entity to consider whether there is an indicator of impairment of the investment in that subsidiary.

The amendments further clarify cases or reorganisations where a new parent is inserted above an existing parent of the group. It states that the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. The adoption of these amendments did not have any impact on the financial position or the performance of the Group.

Annual Improvements Project

The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

•

AASB 120 Accounting for Government Grants and Disclosures of Government Assistance: loans granted with no or low interest will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates. This amendment did not impact the Group as interest was already being imputed on interest-free loans.

•

AASB 123 Borrowing Costs: the definition of borrowing costs is revised to consolidate the two types of items that are considered components of “borrowing costs” into one - the interest expense calculated using the effective interest rate method calculated in accordance with AASB 139. The Group has amended its accounting policy accordingly which did not result in any change in its statement of financial position.

•

AASB 128 Investment in Associates: an investment in an associate is a single asset for the purpose of conducting the impairment test, including any reversal of impairment. Any impairment is not separately allocated to the goodwill included in the investment balance. Any impairment is reversed if the recoverable amount of the associate increases. The Group has amended its impairment accounting policy accordingly. The amendment had no impact on the Group’s financial position or performance.

•

AASB 136 Impairment of Assets: when discounted cash flows are used to estimate “fair value less cost to sell” additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate “value in use”. The Group has amended its disclosures accordingly in note 19. The amendment also clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in AASB 8 before aggregation for reporting purposes. The amendment has no impact on the Group as the annual impairment test is performed before aggregation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

(b) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intragroup transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. The acquisition method of accounting involves recognising at acquisition date, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The identifiable assets acquired and the liabilities assumed are measured at their acquisition date fair values.

The difference between the above items and the fair value of the consideration (including the fair value of any pre-existing investment in the acquiree) is goodwill or a discount on acquisition.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interest.

•	Derecognises the cumulative translation differences, recorded in equity.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss.

(ii) Associate

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of Consolidation (continued)

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

(iii) Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold or, if not consumed or sold, when the Group’s interest in such entities is disposed of.

(c) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

(d) Financial Instruments

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

Trade receivables

Subsequent to initial recognition, trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days. Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Interest bearing borrowings

Included in current liabilities is an amount owing under a trade finance facility utilised for the import of inventory. The trade finance facility provides loans of up to 180 days with interest payable at maturity. The loans are initially recognised at the fair value of consideration received plus transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Long term borrowings

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,164 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan is accounted for as a government grant as disclosed in note 26.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

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

(e) Property, Plant and Equipment

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

(f) Intangibles

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Intangibles (continued)

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

(g) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Impairment

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Impairment (continued)

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

(i) Share capital

(i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(j) Employee Benefits

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Employee Benefits (continued)

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

(k) Provisions - Warranties

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

(l) Revenue Recognition

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

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

(m) Operating leases

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(n) Finance expense

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds

(o) Income Tax

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Income Tax (continued)

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

(p) Operating segments - refer note 6

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s executive management team (the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the executive management team.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,

•	Nature of the production processes,

•	Type or class of customer for the products and services,

•	Methods used to distribute the products or provide the services, and if applicable

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(q) Goods and services tax

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Earnings per share (continued)

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(s) Government grants

Government grants are recognised in the Statement of Financial Position as a liability when the grant is received. Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants received on compensation for expenses and losses already incurred or for the purpose of giving immediate financial support are recognised immediately in profit and loss for the period.

When the grant relates to a discount on services to be rendered in the future, the fair value is credited to deferred revenue and is released to the income statement over the periods that the discounted services are rendered.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t) New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2010, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2009-5 (IAS annual improvement project)	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 5, 8, 101, 107, 117, 118, 136 & 139] [IFRS 5, 8, IAS 1, 7, 17, 18, 36, 39]

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes are expected to have no or minimal effect on accounting except for the following:

The amendment to AASB 117 (IAS 17) removes the specific guidance on classifying land as a lease so that only the general guidance remains. Assessing land leases based on the general criteria may result in more land leases being classified as finance leases and if so, the type of asset which is to be recorded (intangible vs. property, plant and equipment) needs to be determined.

The amendment to AASB 101 (IAS 1) stipulates that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

			1 January 2010	1 July 2010

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
The amendment to AASB 107 (IAS 7) explicitly states that only expenditure that results in a recognised asset can be classified as a cash flow from investing activities.

The amendment to AASB 118 (IAS 18) provides additional guidance to determine whether an entity is acting as a principal or as an agent. The features indicating an entity is acting as a principal are whether the entity:

•    has primary responsibility for providing the goods or service;

•    has inventory risk;

•    has discretion in establishing prices;

•    bears the credit risk.

The amendment to AASB 136 (IAS 36) clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in IFRS 8 before aggregation for reporting purposes.

The main change to AASB 139 (IAS 39) clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.

The other changes clarify the scope exemption for business combination contracts and provide clarification in relation to accounting for cash flow hedges.

AASB 2009-8 (IFRS 2)	Amendments to Australian Accounting Standards – Group Cash-settled Share-based Payment Transactions [AASB 2] [IFRS 2]	This Standard makes amendments to Australian Accounting Standard AASB 2 Share-based Payment and supersedes Interpretation 8 Scope of AASB 2 and Interpretation 11 AASB 2 – Group and Treasury Share Transactions.	1 January 2010	1 July 2010

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group

The amendments clarify the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when the entity has no obligation to settle the share-based payment transaction.

The amendments clarify the scope of AASB 2 (IFRS 2) by requiring an entity that receives goods or services in a share-based payment arrangement to account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.
AASB 9 and AASB 2009-11 (IFRS 9)

Amendments to Australian Accounting Standards arising from AASB 9

[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 121, 127, 128, 131, 132, 136, 139, 1023 & 1038 and Interpretations 10 & 12]

[IAS 1, 3, 4, 5, 7, IFRS 1, 2, 8, 12, 18, 21, 27, 28, 31, 32, 36, 39, 23, 38]

The revised Standard introduces a number of changes to the accounting for financial assets, the most significant of which includes:

•    two categories for financial assets being amortised cost or fair value

•    removal of the requirement to separate embedded derivatives in financial assets

•    strict requirements to determine which financial assets can be classified as amortised cost or fair value, Financial assets can only be classified as amortised cost if (a) the contractual cash flows from the instrument represent principal and interest and (b) the entity’s purpose for holding the instrument is to collect the contractual cash flows

			1 January 2013	1 July 2013

•    an option for investments in equity instruments which are not held for trading to recognise fair value changes through other comprehensive income with no impairment testing and no recycling through profit or loss on derecognition

•    reclassifications between amortised cost and fair value no longer permitted unless the entity’s business model for holding the asset changes

•    changes to the accounting and additional disclosures for equity instruments classified as fair value through other comprehensive income

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 124 (Revised) (IAS 24 (Revised))	Related Party Disclosures (December 2009)	The revised AASB 124 simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, including:	1 January 2011	1 July 2011

(a)     the definition now identifies a subsidiary and an associate with the same investor as related parties of each other;

(b)     entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other; and

(c)     the definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other.

A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures.

AASB 2009-12 (IFRS 5, 8)(IAS 8, 10, 12, 19, 33, 37, 39, 23 & 31)	Amendments to Australian Accounting Standards [AASBs 5, 8, 108, 110, 112, 119, 133, 137, 139, 1023 & 1031 and Interpretations 2, 4, 16, 1039 & 1052]

This amendment makes numerous editorial changes to a range of Australian Accounting Standards and Interpretations.

In particular, it amends AASB 8 (IFRS 8) Operating Segments to require an entity to exercise judgement in assessing whether a government and entities known to be under the control of that government are considered a single customer for the purposes of certain operating segment disclosures. It also makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of IFRSs by the IASB.

			1 January 2011	1 July 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2010-4 (IAS annual improvement project)	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1, AASB 7, AASB 101, AASB 134 and Interpretation 13]	Emphasises the interaction between quantitative and qualitative AASB 7 (IFRS 7) disclosures and the nature and extent of risks associated with financial instruments.	1 January 2011	1 July 2011

Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

Provides guidance to illustrate how to apply disclosure principles in AASB 134 (IAS 34) for significant events and transactions

Clarify that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

Interpretation 19	Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments

This interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognised and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment.

			1 July 2010	1 July 2010

The directors have not determined the impact of the above new and amended accounting standards.

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

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

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also had a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a trade finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2010	2009	2008
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	3,608	6,623	8,804
Other financial assets - short term deposits	—	3,500	—

	3,608	10,123	8,804

Financial liabilities
Interest bearing liabilities	—	—	—

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2010, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2010	2009	2008	2010	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000

Consolidated
+1% (100 basis points)	36	66	88	—	—	—
-.5% (50 basis points)	(18)	(33)	(44)	—	—	—

Parent
+1% (100 basis points)	—	—	—	—	—	—
-.5% (50 basis points)	—	—	—	—	—	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2010 as in 2009 because the only balances affected by interest rates are cash and interest-bearing loan balances.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates.

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

At 30 June 2010, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000

Financial assets
Cash and cash equivalents	195	172	172
Trade and other receivables	308	190	939

	503	362	1,111

At 30 June 2010, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000

Financial assets
Cash and cash equivalents	23	82	62
Trade and other receivables	48	389	13

	71	471	75

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2010, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post Tax Profit Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000

Consolidated
AUD/USD/EURO +10%	(46)	(33)	(102)	—	—	—
AUD/USD/EURO -5%	26	19	96	—	—	—

The movements in profit in 2010 are more sensitive than in 2009 due to the higher level of US Dollar and Euro financial assets at balance date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

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

Liquidity risk

The Group’s established a trade finance facility with its bankers during the reporting period. The Group does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines at 30 June 2010.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $14,346,164 repayable in yearly instalments from May 2010 to May 2025.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2010. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2010. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

The remaining contractual maturities of the Group’s financial liabilities are:

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000

6 months or less	2,676	5,411	7,322
6-12 months	240	—	—
1-5 years	2,143	19,000	—
Over 5 years	11,763	—	19,000

	16,822	24,411	26,322

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

(a) Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. The review of plant & equipment identified a number of unique items of equipment with no likely future cash generating potential and as such $314,000 was written off during the comparative year. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(a) Significant accounting judgements (continued)

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

(b) Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 35. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 35. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

6. OPERATING SEGMENTS

Identification of reportable segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

Engineering services (consultancy)

The engineering services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments. The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Alternative fuels (sale of goods)

The alternative fuels business provides LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operates a spare parts business for LPG fuel systems.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensee of Orbital technologies. Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate management and finance and administration overhead expenses.

•	Share of profit from equity accounted investment.

•	Finance costs - including adjustments on provisions due to discounting.

•	Cash and cash equivalents.

•	Borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm’s length basis.

Geographical information

The engineering services and royalties and licences segments are managed on a worldwide basis. The alternative fuels segment is managed on an Australian basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the provision of engineering services, the sale of LPG fuel systems and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

6. OPERATING SEGMENTS (continued)

Major customers

The Group has a number of customers to which it provides both products and services. The alternative fuels segment supplies an Australian automobile manufacturer (Ford Australia) with LPG fuel systems that accounted for 22.9% of external revenue (2009: 26.8%). The next most significant customer (Changan Automotive) which accounted for 12.1% (2009: 0.6%) of external revenue was in the engineering services segment. No other customer accounts for more than 10% of revenue.

(a) Operating segments

	Consulting Services			Alternative Fuels			Royalties and licences			Consolidated
	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000

Segment Revenue - external customers	9,621	8,798	11,681	6,203	6,264	—	1,199	1,115	2,684	17,023	16,177	14,365

Unallocated other revenue										242	336	574

Total Revenue										17,265	16,513	14,939

Segment profit/(loss)	1,031	319	2,406	(1,727)	(739)	—	37	(1,130)	771	(659)	(1,550)	3,177

Unallocated expenses - net (ii)										(4,027)	(3,556)	(4,624)
Gain on restructure of WA Government Loan										7,695	—	(886)
Finance costs										(755)	(722)	—
Profit on sale of interest in jointly controlled entity										—	3,678	—
Share of profit from equity accounted investment										1,874	1,846	2,357

Net profit/(loss) before related income tax										4,128	(304)	24

Income tax benefit/(expense)										388	(2,147)	445

Profit after tax attributable to members										4,516	(2,451)	469

	Consulting Services			Alternative Fuels			Royalties and licences			Consolidated
	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000	2010 $’000	2009 $’000	2008 $’000

Non-cash (revenue) and expenses
Depreciation and amortisation	737	1,074	1,272	267	20	—	—	—	—	1,004	1,094	1,272
Equity settled employee compensation	127	122	117	49	8	—	1	1	—	177	131	117
Other non-cash (income)/expenses	(345)	72	17	—	—	—	—	—	354	(345)	72	371

Segment non-cash expenses	519	1,268	1,406	316	28	—	1	1	354	836	1,297	1,760

Equity settled employee compensation										163	192	164
Amortisation of non-interest bearing loans										626	722	886
Gain on restructure of WA Government Loan										(7,695)	—	—
Share of profit from equity accounted investment										(1,874)	(1,846)	(2,357)
Foreign exchange translation (gain)/loss										97	(564)	175

Total non-cash (revenue) and expenses										(7,847)	(199)	628

(i)	Licence and royalty costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income. In FY10, unallocated expenses include $595,000 of due diligence and capital raising expenses for a proposed acquisition which did not proceed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

6. OPERATING SEGMENTS (continued)

(a) Operating segments (continued)

	Consulting Services		Alternative Fuels		Royalties and licences		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Assets	10,695	11,232	6,784	4,518	763	344	18,242	16,094

Unallocated assets
Cash							3,608	6,623
Other financial assets							—	3,500
Equity accounted investment in associate							11,534	11,264
Deferred tax asset							5,215	5,054

Consolidated Total Assets							38,599	42,535

Segment Liabilities	7,348	8,484	2,847	2,196	—	—	10,195	10,680

Unallocated liabilities
Income tax liabilities							—	(132)
Borrowings							7,604	14,873

Consolidated Total Liabilities							17,799	25,421

Consolidated Net Assets							20,800	17,114

Segment acquisitions of non current assets	827	3,052	1,695	344	—	—	2,522	3,396

Acquisitions of non-current assets represent acquisitions of property, plant and equipment of $1,394,000 and development of intangibles of $1,128,000

(b) Geographic information

	Americas			Europe			Asia			Australia			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue - external customers	4,032	3,523	2,982	282	1,844	909	3,665	2,295	5,740	9,044	8,515	4,734	17,023	16,177	14,365

Non-current assets	16,749	16,318	18,603	—	—	—	—	—	—	9,436	7,930	5,937	26,185	24,248	24,540

7. OTHER REVENUE

	CONSOLIDATED
	2010	2009	2008
	$’000	$’000	$’000
Interest revenue	242	336	574

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

8. OTHER INCOME

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000
Gain/(loss) on sale of property, plant and equipment	41	—	(3)

Automotive Competitiveness and Investment Scheme credits (a)	538	120	201

Net foreign exchange gains	—	564	—

Government grant arising on restructure of non interest bearing loan (refer note 26)	7,695	—	—

Grant income	330	—	144

Gain on sale of interest in investment accounted for using the equity method (refer note 16(e))	—	3,678	—

Other	155	8	30

	8,759	4,370	372

(a)	The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	8,761	8,019	7,994
Contributions to defined contributions superannuation funds	914	890	800
Equity settled transactions	339	323	281
(Decrease)/Increase in liability for annual leave	(110)	5	40
(Decrease)/Increase in liability for long service leave	98	(60)	100
Other associated personnel expenses	790	643	597

	10,792	9,820	9,812

(b) Finance costs

Interest on borrowings	129	4	—
Non-cash interest expense WA Government Loan	626	722	687
Non-cash interest expense on deferred settlement pertaining to investment accounted for using the equity method	—	—	199

	755	726	886

(c) Other expenses

Occupancy	786	666	474
Administration	284	217	244
Marketing	97	29	46
Investor relations	88	74	44
(Write-back)/allowance for impairment of receivables	(114)	174	379
Net foreign exchange losses	97	—	175
Loss on sale of property, plant and equipment	—	322	—
Other	293	50	117

	1,531	1,532	1,479

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

9. EXPENSES (continued)

(d) Cost of sales

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000
Raw materials and consumables used	5,245	6,284	—
Change in inventories	(638)	(1,387)	—

	4,607	4,897	—

(e) Lease payments included in income statement

Minimum lease payments - operating lease	171	75	93

(f) Research and development costs

Research and development costs charged directly to the income statement:

- LPI development	275	564	—
- Other research & development	877	1,246	1,147

	1,152	1,810	1,147

10. TAXATION

(a) Recognised in the income statement

Current income tax
Current year (expense)/benefit	79	(165)	295
Prior year under provided	(108)	(251)	—

	(29)	(416)	295

Deferred tax
Relating to originating and reversing temporary differences	(2,826)	(147)	—
(Expense)/benefit on derecognition/recognition of tax losses	3,243	(398)	150
Expense on derecognition of tax losses arising from the disposal of an interest in Synerject	—	(1,186)	—

	417	(1,731)	150

Total income tax (expense)/benefit in income statement	388	(2,147)	445

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

10. TAXATION (continued)

(b) Numerical reconciliation between tax benefit and pre-tax net profit

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000

(Loss)/Profit before tax	4,128	(304)	24

Income tax using the statutory tax rates	(1,238)	91	(7)
Australian
- Non deductible expenditure	(1,193)	(1,886)	(236)
- Non assessable items	444	1,938	—
- Deferred tax assets not brought to account in prior years now recognised	1,987	(143)	243
Foreign
- Net withholding tax recouped/(paid)	202	(30)	456
- United States of America Federal and State taxes	(123)	(135)	(161)
- Under provided for in prior periods	(108)	(251)	—
- Deferred tax asset recognised/(derecognised)	417	(1,731)	150

Income tax (expense)/benefit on pre-tax net profit	388	(2,147)	445

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

11. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2010 was based on the profit/(loss) attributable to ordinary shareholders of $4,515,451 (2009: loss $2,451,250; 2008: profit $469,199) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2010 of 48,086,676 shares (2009: 47,756,379 shares; 2008: 47,418,256 shares), calculated as follows:

	CONSOLIDATED
	2010		2009		2008

	$		$		$
Profit/(loss) attributable to ordinary shareholders		4,515,451		(2,451,250)		469,199

Weighted average number of ordinary shares (1)		Number		Number		Number

Issued ordinary shares at 1 July		47,888,505		47,456,319		47,312,682
Effect of shares issued for the ELTSP		119,736		210,203		91,068
Effect of shares issued for the ESP No.1		78,435		89,857		14,506

Weighted average number of ordinary shares at 30 June		48,086,676		47,756,379		47,418,256

Effect of potential dilutive ordinary shares		539,125		—		732,500

Weighted average number of potential dilutive ordinary shares at 30 June		48,625,801		47,756,379		48,150,756

Earnings per share		Cents		Cents		cents

Basic earnings per share		9.39		(5.13)		0.97

Diluted earnings per share		9.29		(5.13)		0.97

Earnings per ADS

Basic earnings per ADS		150.24		(82.13)		15.59

Diluted earnings per ADS		148.64		(82.13)		15.59

Shares granted to employees (including Key Management Personnel) as described in note 35 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These potential ordinary shares have not been included in the determination of basic earnings per share. In the current year, 539,125 (pre-consolidation: 5,391,250) potential shares which are issuable under the ELTSP have been included in the diluted earnings per share calculation. The 1,150,000 (pre-consolidation: 11,500,000) performance rights have not been included in the diluted earnings per share calculation as they are contingent on future performance. Of the total ELTSP rights outstanding, 1,315,875 (pre-consolidation: 13,158,750) rights, which are contingent on achieving future KPIs, have been excluded from the diluted earnings per share calculation.

On April 19, 2010 the ratio of ordinary shares to ADS’s was changed from 40:1 to 160:1.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

11. EARNINGS PER SHARE (continued)

(1) Share Consolidation

On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010.

The effect of the share consolidation has been retroactively applied to the number of shares outstanding and Earnings per share calculations above.

On October 28, 2010 the ratio of ordinary shares to ADS’s was changed from 160:1 to 16:1 to maintain the relativities between the ordinary shares and ADS’s following the share consolidation. The effect of the ratio change has been retroactively applied to the Earnings per ADS calculations above.

12. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2010 $’000	2009 $’000

Cash at bank	148	220
Cash at bank - US dollars	195	172
Cash at bank - European currency units	23	82
At call deposits - financial institutions	3,242	3,657
Bank bills	—	2,492

	3,608	6,623

All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

13. OTHER FINANCIAL ASSETS

Short term deposits - financial institutions	—	3,500

	—	3,500

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

14. TRADE AND OTHER RECEIVABLES

	CONSOLIDATED
	2010 $’000	2009 $’000
Current

Trade receivables	4,138	4,777
Allowance for impairment loss (a)	(116)	(230)

	4,022	4,547

Accrued royalties	734	344
Accrued interest	—	11
Taxation instalments	141	—
Other receivables	71	69
Prepayments	116	109

	5,084	5,080

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of $116,000 (2009: $230,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(230)	(428)
Write-back/(charge) for the year	114	(174)
Amounts written off	—	372

At 30 June	(116)	(230)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2010	Consolidated	4,138	2,494	1,009	419	100	116

2009	Consolidated	4,777	3,421	609	38	479	230

* Past due not impaired (‘PDNI’) Considered impaired (‘CI’)

Receivables past due but not considered impaired are $519,000 (2009:$517,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b) Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

14. TRADE AND OTHER RECEIVABLES (continued)

(c) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	CONSOLIDATED
	2010	2009
	$’000	$’000

Materials and production supplies - at lower of cost and net realisable value	3,722	3,084

(a) Inventory expense

Inventories recognised as an expense for the year ended 30 June 2010 totalled $4,607,000 (2009: $4,897,000) for the Group. This expense has been included in the Income Statement as changes in inventories and raw materials and consumables used.

16. INVESTMENT IN ASSOCIATE

(a) Interest in Synerject LLC

On 31 March 2009 the Group sold an 8% share of Synerject LLC to Continental Corporation. The sale of the interest to Continental Corporation resulted in a loss of joint control of Synerject, as such the investment is now recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

The Group has the following interests in Synerject:

Name	Principal activities	Country of incorporation	Financial Year end	30 June Ownership
				2010	2009

Synerject LLC	Manufacture of engine management systems	USA	31 December	42%	42%

Summarised financial information relating to Synerject at 30 June 2010 is as follows:

	Revenues (100%) US$’000	Gross Profit (100%) US$’000	Profit (100%) US$’000	Current Assets (100%) US$’000	Non- Current Assets (100%) US$’000	Current Liabilities (100%) US$’000	Non- Current Liabilities (100%) US$’000	Net assets (100%) US$’000
30 June 2010	93,477	20,161	4,744	36,890	9,181	21,749	7,939	16,383
30 June 2009	74,635	18,368	3,662	28,524	10,368	19,264	5,805	13,823
30 June 2008	81,020	18,961	2,400	25,905	11,936	17,862	3,033	16,946

	Revenues (100%) A$’000	Gross Profit (100%) A$’000	Profit (100%) A$’000	Share of Synerject’s net profit recognised A$’000	Current Assets (100%) A$’000	Non- Current Assets (100%) A$’000	Current Liabilities (100%) A$’000	Non- Current Liabilities (100%) A$’000	Net assets as reported by Synerject (100%) A$’000	Share of Synerject’s net assets equity accounted
30 June 2010	107,904	23,273	5,476	1,874	42,821	10,657	25,246	9,215	19,017	11,534
30 June 2009	102,198	25,149	5,014	1,846	34,875	12,676	23,553	7,097	16,901	11,264
30 June 2008	89,872	21,031	2,662	2,357	26,778	12,338	18,464	3,135	17,517	13,109

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

16. INVESTMENT IN ASSOCIATE (continued)

(b) Movements in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2010	2009	2008
	$’000	$’000	$’000
Beginning of year	11,264	13,109	12,974
Share of profits after tax	1,874	1,846	2,357
Share of reserves	(357)	(318)	308
Dividends received	(677)	(4,577)	(958)
Sale of interest	—	(2,253)	—
Unrealised foreign exchange movements	(570)	3,457	(1,572)

End of year	11,534	11,264	13,109

(c) Results of Synerject

Share of Synerject’s profit before income tax	2,363	2,322	1,353
Share of income tax expense	(87)	(293)	(65)

Share of Synerject’s net profit - as disclosed by Synerject	2,276	2,029	1,288
Adjustments:
- dissimilar accounting treatment with respect to revenue recognition	(402)	—	—
- dissimilar accounting treatment with respect to development expenditure	(354)	(477)	810
- dissimilar accounting treatment with respect to intangibles	354	294	259

Share of jointly controlled entity’s net profit accounted for using the equity method	1,874	1,846	2,357

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:

Within one year	649	618	341
One year or later and no later than five years	1,349	1,603	889
Later than 5 years	741	1,190	787

	2,739	3,411	2,017

(e) Gain on sale of interest in Synerject

Proceeds on disposal	—	5,931	—
Carrying value of investment in Synerject disposed of	—	2,253	—

Gain on sale of interest	—	3,678	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2010	2009	2010	2009	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of US loss carry-forwards recognised	5,215	5,054	—	—	5,215	5,054
Other net temporary differences	2,197	217	(2,197)	(217)	—	—

Net tax assets	7,412	5,271	(2,197)	(217)	5,215	5,054

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated
	2010 $’000	2009 $’000
Australia (net at 30%)

Tax losses	18,150	17,311

Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences (a)	(982)	1,844

	19,102	21,089

United States of America (net at 34%)
Tax losses	13,652	14,528
Other net temporary differences	5,075	5,647

	18,727	20,175

(a) Other net temporary differences

Annual leave	259	310
Long service leave	401	390
Staff bonus	173	—
Revenue in advance	189	1,361
Other	193	(97)
Government loan	(2,023)	—
Accelerated depreciation: plant & equipment	(174)	(120)

	(982)	1,844

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2010, the available tax carry forward losses of US$45,034,834 (2009: US$47,106,771) expire between the years 2010 and 2024.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

17. DEFERRED TAX ASSETS AND LIABILITIES (continued)

(a) Other net temporary differences (continued)

Movement in temporary differences during the year
	Consolidated
	Balance 1-Jul-08 $’000	Recognised in income $’000	Recognised in equity $’000	Balance 30-Jun-09 $’000
Tax value of loss carry-forwards recognised	5,494	(1,731)	1,291	5,054

Net tax assets	5,494	(1,731)	1,291	5,054

	Consolidated
	Balance 1-Jul-09 $’000	Recognised in income $’000	Recognised in equity $’000	Balance 30-Jun-10 $’000
Tax value of loss carry-forwards recognised	5,054	417	(256)	5,215

Net tax assets	5,054	417	(256)	5,215

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

18. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED
	2010 $’000	2009 $’000
Freehold land
At cost	1,091	1,091

Buildings
At cost	3,057	3,057
Less: accumulated depreciation	(1,137)	(1,055)

	1,920	2,002

Plant and equipment
At cost	22,336	20,992
Less: accumulated depreciation	(17,436)	(16,688)

	4,900	4,304

Total property, plant and equipment - net book value	7,911	7,397

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

18. PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED
	2010 $’000	2009 $’000
Freehold land
Carrying amount at beginning of year	1,091	1,091

Carrying amount at end of year	1,091	1,091

Buildings
Carrying amount at beginning of year	2,002	2,083
Depreciation	(82)	(81)

Carrying amount at end of year	1,920	2,002

Plant and equipment
Carrying amount at beginning of year	4,304	2,412
Additions and transfers	1,394	224
Assets under construction	—	3,003
Disposals	(3)	(322)
Depreciation	(795)	(1,013)

Carrying amount at end of year	4,900	4,304

Total
Carrying amount at beginning of year	7,397	5,586

Carrying amount at end of year	7,911	7,397

All property, plant and equipment of the Group are subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

19. INTANGIBLES AND GOODWILL

Goodwill acquired in business combination	363	363
Capitalised development expenditure	1,162	170

	1,525	533

Reconciliations

Reconciliations of the carrying amounts for capitalised development expenditure

Carrying amount at beginning of year	170	—
Additions and transfers	1,128	170
Amortisation	(136)	—

Carrying amount at end of year	1,162	170

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

19. INTANGIBLES AND GOODWILL (continued)

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Using a value in use calculation based on management’s three year forecast, there is no impairment of goodwill at balance date. No reasonably possible changes in the key inputs would lead to impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems have been capitalised as the product is technically and commercially feasible and the Group has sufficient resources to complete development.

20. TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2010 $’000	2009 $’000
Current

Trade creditors and accruals	2,047	2,063
Revenues received in advance	629	1,778

	2,676	3,841

(a) Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. INTEREST BEARING LOANS AND BORROWINGS

Current

Loans and advances - secured (a)	2,056	1,520

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,800,000 (2009: $4,605,000).

(b) Maturity

All loans and advances have a maturity of no greater than 180 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

21. INTEREST BEARING LOANS AND BORROWINGS (continued)

(c) Interest

Interest calculations are based on fixed interest rates applicable at the date of drawdown and payable on maturity. The average interest rate on borrowings outstanding at reporting date is 8.00% (2009: 6.72%).

(d) Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	CONSOLIDATED
	2010 $’000	2009 $’000
Total facilities available
Forward exchange contracts facility	350	170
Trade finance facility	2,500	3,500
Corporate credit card facility	200	185
Multi-option credit facility	750	750

	3,800	4,605

Facilities utilised at balance date
Forward exchange contracts facility	—	—
Trade finance facility	2,056	1,520
Corporate credit card facility	29	32
Multi-option credit facility	—	—

	2,085	1,552

Facilities not utilised at balance date
Forward exchange contracts facility	350	170
Trade finance facility	444	1,980
Corporate credit card facility	171	153
Multi-option credit facility	750	750

	1,715	3,053

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,800,000 (2009: $4,605,000).

23. EMPLOYEE BENEFITS

(a)	Current	2,420	1,033

(b)	Non-Current	455	1,302

(c)	Aggregate Liability for employee entitlements	2,875	2,335

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

23. EMPLOYEE BENEFITS (continued)

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

	CONSOLIDATED
	2010	2009
Assumed rate of increase in wage and salary rates	3.5%	2.5%
Discount rate at 30 June	5.2%	5.7%
Settlement term (years)	10	10

Number of employees

Number of employees at year end	102	93

24. DEFERRED REVENUE

(a) Current

	$’000	$’000
Deferred revenue for operation of heavy duty engine testing facility	316	—

(b) Movement in deferred revenue

At 1 July	—	—
Transferred from government grants (see note 27)	512	—
Released to the income statement	(196)	—

At 30 June	316	—

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred from government grants (see note 27) and recorded as deferred revenue.

The deferred revenue will be recognised as income over the periods in which the Commonwealth utilises the Heavy Duty Engine Testing Facility at discounted rates.

25. OTHER PROVISIONS

(a) Current

Warranties	119	92
Other	54	—

	173	92

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

25. OTHER PROVISIONS (continued)

(b) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

	CONSOLIDATED
	2010 $’000	2009 $’000
Warranties - current
Carrying amount at beginning of year	92	90
Arising during the year	67	33
Utilised	(40)	(31)

Carrying amount at end of year	119	92

Other provisions - current
Carrying amount at beginning of year	—	36
Provision made during the year	54	(36)

Carrying amount at end of year	54	—

26. LONG TERM BORROWINGS

Non-Current
Loans and advances - secured (a)	7,604	14,873

	7,604	14,873

(a)	The Government of Western Australia had previously provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. During the year Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•	Term - 2010 to 2025.

•	Repayments - Commencing May 2010 at $200,000 per annum.

•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

The restructured loan’s net fair value at 27 January 2010 utilising a market interest rate of 6.52% was $7,558,000 which compares to the carrying value of the old loan of $15,253,000 at that date. In accordance with the Accounting Standards, the benefit of the interest free government loan amounting to $7,695,000 has been accounted for as a government grant.

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

The fair value of the loan 2010: $7,184,041 (2009:$14,789,797) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2010: 7.17% (2009: 5.22%)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

27. GOVERNMENT GRANTS

	CONSOLIDATED
	2010 $’000	2009 $’000
Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	—

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,874	2,760

Total government grants deferred	2,099	2,760

(a) Movement in government grants

At 1 July	2,760	—
Received during the year	—	2,760
Transferred to deferred revenue	(512)	—
Released to the income statement	(149)	—

At 30 June	2,099	2,760

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

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred to deferred revenue (see note 24) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

28. SHARE CAPITAL

Ordinary shares	19,261	19,055

	Number	$’000
Movement in ordinary shares on issue

At 1 July 2007	473,126,818	225,560
Shares issued pursuant to employee share plans	1,436,374	160

At 30 June 2008	474,563,192	225,720

Shares issued pursuant to employee share plans	4,321,858	335
Cancelled share capital (a)	—	(207,000)

At 30 June 2009	478,885,050	19,055

Shares issued pursuant to employee share plans	3,088,894	206

At 30 June 2010	481,973,944	19,261

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

28. SHARE CAPITAL (continued)

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

29. RETAINED PROFITS/(ACCUMULATED LOSSES) AND RESERVES

(a) Movements in retained profits/(accumulated losses) were as follows:

	CONSOLIDATED
	2010 $’000	2009 $’000

Balance 1 July	(3,224)	(207,773)
Cancelled share capital	—	207,000
Net profit/(loss)	4,516	(2,451)

Balance 30 June	1,292	(3,224)

(b) Other reserves

Consolidated	Employee Equity Benefits Reserve $’000	Foreign Currency Translation Reserve $’000	Cash Flow Hedge Reserve $’000	Total $’000

Balance 1 July 2008	896	(3,281)	(72)	(2,457)
Equity-settled transaction-employee shares	236	—	—	236
Transfer to share capital	(248)	—	—	(248)
Other comprehensive income	—	3,680	72	3,752

Balance at 30 June 2009	884	399	—	1,283

Balance 1 July 2009	884	399	—	1,283
Equity-settled transaction-employee shares	250	—	—	250
Transfer to share capital	(117)	—	—	(117)
Other comprehensive income	—	(1,169)	—	(1,169)

Balance at 30 June 2010	1,017	(770)	—	247

(c) Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. Refer to note 35 for further details of these plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

29. RETAINED PROFITS/(ACCUMULATED LOSSES) AND RESERVES (continued)

(c) Nature and purpose of reserves (continued)

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Cash flow hedge reserve

This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

30. CONSOLIDATED ENTITY

	Note		Class of Shares	Consolidated Entity Interest
				2010%	2009%	2008%
Ultimate Parent Entity
- Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100	100
- OEC Pty Ltd	(a	)	Ord	100	100	100
- S T Management Pty Ltd	(a	)	Ord	100	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100	100
- Orbital Environmental Pty Ltd	(a	)	Ord	100	100	100
- Orbital Share Plan Pty Ltd	(b	)	Ord	100	100	N/A
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100	100

(a)	Dormant for the years ended 30 June 2010 and 30 June 2009.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

31. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2010 $’000	2009 $’000

Current assets	22	517
Total assets	41,494	44,550

Current liabilities	—	13,549
Total liabilities	20,694	28,422

Issued capital	19,261	19,055
Retained profits/(accumulated losses)	522	(3,811)
Employee equity benefits reserve	1,017	884

Total shareholders’ equity	20,800	16,128

Profit or loss of the parent entity	4,270	315
Total comprehensive income of the parent entity	4,270	315

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

32. RELATED PARTIES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 30), investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 33).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 30.

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2010 $’000	2009 $’000
Receivables
Current	3	14

Payables
Current	110	—

(ii) Transactions

During the year the Group provided engineering services to Synerject LLC of $nil (2009: $81,000) and purchased goods and services to the value of $190,000 (2009: $140,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

33 KEY MANAGEMENT PERSONNEL

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

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director, Orbital Autogas Systems)

Dr GP Cathcart (Director, Consulting Services and Engineering)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2010 $	2009 $	2008 $

Short-term employee benefits	1,587,275	1,233,798	1,194,706
Post-employment benefits	132,605	129,491	114,231
Equity compensation benefits	225,737	165,918	177,577

	1,945,617	1,529,207	1,486,514

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

33 KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-10
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	100,000	—	—	—	—	—	100,000
Mr JG Young	748,537	—	—	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	180,000	—	—	—	—	—	180,000

Executive directors
Mr TD Stinson (c)	1,201,000	1,100,000	—	—	—	(120)	2,300,880

Executives
Mr KA Halliwell	941,890	—	16,246	409,200	—	—	1,367,336
Mr BA Fitzgerald	675,174	—	16,246	341,000	—	—	1,032,420
Dr GP Cathcart	303,464	—	16,246	161,200	—	—	480,910

	Held at 1-Jul-08	Purchases	Granted as compensation		Sales	Other(b)	Held at 30-Jun-09
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	100,000	—	—	—	—	—	100,000
Mr JG Young	248,537	500,000	—	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	—	180,000	—	—	—	—	180,000
Mr JR Marshall	66,880	—	—	—	—	(66,880)	—

Executive directors
Mr TD Stinson	—	1,201,000	—	—	—	—	1,201,000

Executives
Mr KA Halliwell	499,656	—	19,234	423,000	—	—	941,890
Mr BA Fitzgerald	304,940	—	19,234	351,000	—	—	675,174
Dr GP Cathcart	167,230	—	19,234	117,000	—	—	303,464

	Held at 1-Jul-07	Purchases	Granted as compensation		Sales	Other(b)	Held at 30-Jun-08
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	—	100,000	—	—	—	—	100,000
Mr DWJ Bourke	133,333	—	—	—	—	(133,333)	—
Mr JG Young	183,537	65,000	—	—	—	—	248,537
Mr JR Marshall	66,880	—	—	—	—	—	66,880

Executive directors
Dr RA Houston	108,371	—	3,238	300,000	—	(411,609)	—

Executives
Mr KA Halliwell	196,418	—	3,238	300,000	—	—	499,656
Mr BA Fitzgerald	101,702	—	3,238	200,000	—	—	304,940
Dr GP Cathcart	95,154	—	3,238	85,000	(16,162)	—	167,230

(a)	As a result of a change to the ratio of ADSs to ordinary shares the equivalent ordinary shares of Mr Stinson were rounded down to the nearest multiple of 160.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

33 KEY MANAGEMENT PERSONNEL (continued)

(b)	Represents shareholding at time that individual ceased to be a Director.
(c)	Mr Stinson’s shareholding of 2,300,880 is represented by 6,618 ADSs and 1,242,000 ordinary shares.

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	1,300,000	5,250,000	—	—	—	6,550,000

Executives
Mr KA Halliwell	1,630,000	2,665,000	—	(409,200)	(250,800)	3,635,000
Mr BA Fitzgerald	1,420,000	2,460,000	—	(341,000)	(209,000)	3,330,000
Dr GP Cathcart	830,000	1,995,000	—	(161,200)	(98,800)	2,565,000

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	1,300,000	—	—	—	1,300,000

Executives
Mr KA Halliwell	1,400,000	700,000	—	(423,000)	(47,000)	1,630,000
Mr BA Fitzgerald	1,110,000	700,000	—	(351,000)	(39,000)	1,420,000
Dr GP Cathcart	560,000	400,000	—	(117,000)	(13,000)	830,000

	Held at 1-Jul-07	Offered	Forfeited	Vested	Other	Held at 30-Jun-08

Executive directors
Dr RA Houston	1,835,000	410,000	—	(300,000)	(1,945,000)	—

Executives
Mr KA Halliwell	1,430,000	270,000	—	(300,000)	—	1,400,000
Mr BA Fitzgerald	1,140,000	170,000	—	(200,000)	—	1,110,000
Dr GP Cathcart	475,000	170,000	—	(85,000)	—	560,000

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	11,500,000	—	—	—	—	11,500,000

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	11,500,000	—	—	—	11,500,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

34. NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE	CONSOLIDATED
		2010 $’000	2009 $’000	2008 $’000

Profit/(loss) after income tax		4,516	(2,451)	469

Adjustments for:
(Profit)/Loss on sale of property, plant and equipment	8, 9	(41)	322	3
Depreciation	18	877	1,094	1,272
Amortisation	19	136	—	—
Amortisation of deferred revenue and government grants		(345)	—	—
Allowance for doubtful debts		(114)	174	379
Bad debts written off		—	(372)	—
Amortisation of non-interest bearing loans		626	722	886
Gain on restructure of non-interest bearing loans		(7,695)	—	—
Amounts set aside to warranty and other provisions		(133)	(34)	(552)
Profit on sale of interest in equity accounted investment		—	(3,678)	—
Share of net profit of equity accounted investment		(1,874)	(1,846)	(2,357)
Employee compensation expense		339	323	281
Non cash changes in tax balances		(417)	2,697	(613)
Net foreign exchange (gains)/losses		97	(564)	175

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(4,028)	(3,613)	(57)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		28	2,316	(3,032)
Decrease/(increase) in inventories		(638)	(1,387)	5
Increase in intangibles		—	(12)	—
Increase in government grants		—	—	2,760
(Decrease)/increase in payables		(951)	654	(401)
(Decrease)/increase in employee provisions		540	(55)	(160)

		(1,021)	1,516	(828)

Net cash used in operating activities		(5,049)	(2,097)	(885)

35. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	339	323	281

The share-based payment plans are described below. The performance hurdles for the Executive Long Term Share Plan were changed during the current year. Entitlements to shares are based 50% of Total Shareholder Return and 50% on Earnings Per Share. Prior to the current year the performance hurdles were based 100% on Total Shareholder Return.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

35. SHARE-BASED PAYMENT PLANS (continued)

(b) Employee share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During the year there were 1,445,894 (2009: 1,673,358) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $89,000 (2009: $87,000).

(c) Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index). The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2009 and ending on 31 August 2012 (“Performance Period”).

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

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2010 1,643,000 (2009: 2,648,500) rights were issued in accordance with the terms of the plan.

At the Company’s Annual General Meeting in October 2009, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 14,360,000 rights under the plan were offered to 7 executives (2009: 4,100,000 rights offered to 10 executives).

Summary of rights granted under the ELTSP

	2010 No.	2009 No.	2008 No.
Outstanding at the beginning of the year	7,800,000	7,435,000	7,175,000
Granted during the year	14,360,000	4,100,000	1,460,000
Forfeited during the year	(960,000)	(907,500)	—
Vested during the year and shares issued	(1,643,000)	(2,648,500)	(1,200,000)
Expired during the year	(1,007,000)	(179,000)	—

Outstanding at the end of the year	18,550,000	7,800,000	7,435,000

The outstanding balance as at 30 June 2010 is represented by:

•	935,000 rights with a fair value at grant date of $0.173 that will potentially vest in August 2010;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

35. SHARE-BASED PAYMENT PLANS (continued)

(c) Executive Long Term Share Plan (“ELTSP”) (continued)

•	3,950,000 rights with a fair value at grant date of $0.058 that will potentially vest in August 2011; and

•	13,665,000 rights with a fair value at grant date of $0.046 that will potentially vest in August 2012.

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of rights on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%
31-Aug-09	3 years	3.8 cents	nil	5.5 cents	65.00%	5.03%

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

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

The Terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

35. SHARE-BASED PAYMENT PLANS (continued)

(d) Performance Rights Plan (continued)

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

No performance rights were granted during the year ended 30 June 2010.

36. DEFINED CONTRIBUTION SUPERANNUATION FUND

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

37. COMMITMENTS

(a) Operating leases

	CONSOLIDATED
	2010 $’000	2009 $’000	2008 $’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	184	182	56
- Later than one year but not later than five years	3	165	15
- Later than five years	—	3	—

	187	350	71

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2010, $171,081 was recognised as an expense in the income statement in respect of operating leases (2009:$75,240).

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

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:
- Not later than one year	391	391	—
- Later than one year but not later than five years	1,073	1,464	—

	1,464	1,855	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

38. CONTINGENT LIABILITIES

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

39. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years, except as detailed below.

On October 21, 2010, the participants of the Medium Term Incentive (MTI) Scheme irrevocably waived their rights to the MTI bonuses relating to the year ended 30 June 2010. The Company will record a reversal of the present liability for the cash bonus by reflecting a credit to the Company’s Income Statement of $400,000 in the 2011 financial year.

On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. See note 11 for the effect of the share consolidation on earnings per share.

40. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2010 $	2009 $	2008 $
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports	374,420	278,950	378,979

Amounts received or due and receivable for taxation services by:
Auditors of the Company	10,055	10,000	9,000

Amounts received or due and receivable for other services by:
Auditors of the Company	5,627	49,726	25,000

Total auditors’ remuneration	390,102	338,676	412,979

The Auditors of the Group in 2010 and 2009 were Ernst & Young.