Form 20-F
period 2011-06-30
ORBITAL CORP LTD
filed 2011-11-03
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 48,482,558

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

*	Evidenced by American Depositary Receipts. Each American Depositary Share (“ADS”) represents sixteen Ordinary Shares.

CURRENCY OF PRESENTATION AND DEFINITIONS

“Orbital” means Orbital Corporation Limited, a corporation incorporated under the laws of the State of Western Australia, Commonwealth of Australia and its consolidated subsidiaries.

See the Glossary at the end of this Annual Report for definitions of technical terms.

Orbital publishes its consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise specified or the context requires, references to the “US$” or “US Dollars” are to United States dollars and references to “$” or “A$” are to Australian dollars. For the convenience of the reader, this Annual Report contains translations of Australian dollar amounts into United States dollars at the rate or rates indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the WM/Reuters Australian Dollar Fix Rate, for the dates specified. These translations should not be construed as representations that the A$ amounts actually represent the US$ amounts or could be converted into US$ at the conversion rate used.

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

These risks include, but are not limited to, the following:

•	reduction in fees from customers for our consulting, development and testing services;

•	the impact of exchange rate movements on licence and royalty receipts;

•	changes in engine manufacturers’ preferences towards FlexDi TM Technology;

•	increased competition from existing or new engine technologies;

•	changes in engine emissions standards or other environmental laws in countries where Orbital licences or plans to licence FlexDi TM Technology;

•	the rate of market penetration of Ford’s EcoLPI Falcon that is expected to drive a significant portion of revenues going forward;

•	the rate of market penetration of Orbital’s next generation Liquid LPG fuel systems;

•	a downturn in general economic conditions in industries and markets where Orbital licences or plans to licence FlexDi TM Technology; and

•	the cost of any product liability or intellectual property suits against Orbital.

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

Fiscal Year Ended June 30	At Period End	Average Rate (1)	High	Low

2007	$0.8491	$0.7925	$0.8491	$0.7407
2008	$0.9562	$0.9042	$0.9797	$0.7860
2009	$0.8114	$0.7442	$0.9786	$0.6122
2010	$0.8523	$0.8839	$0.9349	$0.7745
2011	$1.0739	$0.9990	$1.0939	$0.8366

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Details of the high and low Dollar Fix Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High	Low
April 2011	$1.0925	$1.0328
May 2011	$1.0939	$1.0462
June 2011	$1.0748	$1.0425
July 2011	$1.1055	$1.0603
August 2011	$1.0924	$1.0176
September 2011	$1.0703	$0.9672

On September 30, 2011, the Dollar Fix Rate was US$0.9781 per A$l.00.

The Australian dollar is convertible into US dollars at freely floating rates. There are currently no restrictions on the flow of Australian currency between Australia and the United States.

Fluctuations in the exchange rate between the Australian dollar and the US dollar may affect Orbital’s earnings, the book value of its assets and its shareholders’ equity as expressed in Australian and US dollars, and consequently may affect the market price for the American Depositary Shares (the “ADSs”). In addition, fluctuations in the exchange rate between the Australian dollar and the US dollar will affect the US dollar equivalent of the Australian dollar price of Orbital’s ordinary shares on the ASX and, as a result, are likely to affect the market price of Orbital’s ADSs in the United States. See “Item 3. Key Information – Risk Factors – Fluctuations in exchange rates may have a material adverse effect on us”. Any fluctuations will also affect the conversion into US dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the ordinary shares represented by the ADSs.

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

Orbital’s financial statements for the years ended June 30, 2011, 2010 and 2009 have been prepared in accordance with Australian Accounting Standards (“AASB”), which Orbital adopted on July 1, 2005. In complying with AASB, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The selected consolidated financial data in accordance with IFRS below expressed in Australian dollars has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2011, 2010, 2009, 2008, and 2007, which have been audited by Ernst & Young (2011, 2010, 2009 and 2008) and KPMG (2007), both independent registered public accounting firms. The consolidated financial statements as of June 30, 2011 and 2010 and for the years ended June 30, 2011, 2010 and 2009, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F65. The consolidated financial statements as of June 30, 2009, 2008 and 2007 and for the years ended June 30, 2008 and 2007 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except number of shares and per Ordinary Share amounts)

	2011 (1) US$	2011 A$	2010 A$	2009 A$	2008 A$	2007 A$
Consolidated Income Statement Data during the periods

Operating revenue
Revenue from trading operations	16,273	16,638	17,265	16,513	14,939	15,256
Other income	5,976	6,110	8,759	4,048	372	390

	22,249	22,748	26,024	20,561	15,311	15,646

Costs and expenses

Cost of goods sold	(4,386)	(4,484)	(4,607)	(4,897)	—	—
Employee expenses	(10,264)	(10,494)	(10,792)	(9,820)	(9,812)	(9,428)
Selling, corporate and administration	(8,550)	(8,742)	(7,616)	(7,268)	(6,946)	(7,324)
Share of profit from equity accounted investment	3,162	3,233	1,874	1,846	2,357	3,157
Finance costs	(673)	(688)	(755)	(726)	(886)	(816)

Profit/(loss) before income tax	1,538	1,573	4,128	(304)	24	1,235
Income tax credit/(expense) attributable to operating profit/(loss)	186	190	388	(2,147)	445	98

Net profit/(loss) after income tax	1,724	1,763	4,516	(2,451)	469	1,333

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per ordinary share (3)(4)
- Basic (cents)	3.57	3.65	9.39	(5.13)	0.97	3.00
- Diluted (cents)	3.57	3.65	9.29	(5.13)	0.97	2.90

Dividends per ordinary share (cents)	—	—	—	—	—	—

Weighted average number of shares	48,325,837	48,325,837	48,086,676	47,756,379	47,418,256	44,639,142

Amounts prepared in accordance with IFRS

(in ‘000’s)

	2011 (1) US$	2011 A$	2010 A$	2009 A$	2008 A$	2007 A$
Consolidated Financial Position Data at period end

Total assets	39,881	40,774	38,599	42,535	42,239	41,000

Total long-term debt (2)	7,607	7,777	7,604	14,873	14,151	17,958
Net assets	19,055	19,482	20,800	17,114	15,490	16,402
Total shareholders’ equity	19,055	19,482	20,800	17,114	15,490	16,402

(1)	For the convenience of the reader the 2011 Statement of Financial Position and Income Statement data has been translated at the WM/Reuters Australian Dollar Fix Rate at 4:00pm (Sydney) for Australian dollars on September 30, 2011 which was US$0.9781 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$14.3 million for 2011 and 2010; A$19.0 million for 2009, 2008 and 2007). In January 2010, Orbital reached agreement with the State of Western Australia through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000, which includes the following terms and conditions.

•	Term – 2010 to 2025.

•	Repayments – Commencing May 2010 at $200,000 per annum.

•	Repayments – Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

(for additional information see note 26 to the Consolidated Financial Statements).

(3)	The shares exercisable under the Orbital employee share plan have no material dilutive effect in respect of any year. At June 30, 2011 there were 48,482,558 ordinary shares on issue.
(4)	On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. The effect of the share consolidation has been retroactively applied to the number of shares and Earnings per share calculations above.

Risk Factors

•	We have a history of operating losses.

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

•	Our customers may reduce their out-sourced consulting services expenditure.

A major source of Orbital’s revenue is the provision of consulting services to customers in the automotive, motorcycle and marine and recreation sectors. Customers utilise Orbital’s services as they either do not have the necessary skills in-house or their internal resources are overloaded. The sourcing of overload work is very dependent on the state of the market. In the event of a market downturn, this source of work would diminish. Reduction by Orbital’s customers of their expenditure on out-sourced consulting services may substantially lessen the revenue received by Orbital.

•	The future fees we receive under agreements with Original Equipment Manufacturers (“OEMs”) may be substantially less than the fees received in recent years.

Agreements are entered into with vehicle, engine and component manufacturers and financing parties that grant rights to manufacture, use and sell products that utilise Orbital Combustion Process (“FlexDi TM”) Technology. In the fiscal year ended June 30, 2011, royalty and licence fees revenue generated from the seventeen current licensed users of FlexDi TM technology and their affiliates accounted for approximately 7% of Orbital’s consolidated operating revenues. During the last two fiscal years, royalty and licence fees income from licensed users accounted for approximately 7% of Orbital’s consolidated operating revenues.

Orbital has already received and brought to account through revenue a majority of the total lump sum fees due under its existing licence agreements. The amount of additional lump sum fees earned under these agreements will depend on several factors, including the commercialisation of products incorporating FlexDi TM Technology, whether the licensees expand the territories or volumes covered by the agreements and whether additional consulting or engine development services are provided. As a result, the remaining fees received by Orbital under existing agreements may be substantially less than the fees received in prior years.

•	The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on us.

The agreements with OEMs usually entitle Orbital to receive ongoing royalties when licensees sell engines incorporating FlexDi TM Technology. The total royalties paid to Orbital depend on whether manufacturers succeed in selling these engines to consumers. As at September 30, 2011, seven of Orbital’s seventeen licensed users are in commercial production and selling products using FlexDi TM Technology. For the year ended June 30, 2011, Orbital has not received any royalty payments under any of its other agreements.

Orbital may not be able to enter into additional agreements with new customers. In addition, current licensees may choose not to commercially produce engines incorporating FlexDi TM Technology, and those who do may not succeed in selling these products to consumers. The failure to obtain new customers or receive royalties from existing or new customers could have a material adverse effect on Orbital’s business and results of operations.

•	We rely on a small number of key customers.

Orbital relies on a small number of key customers for the majority of its revenues. Three customers (Ford Australia and the top two engineering customers) accounted for 41% of total revenue in fiscal 2011. The loss of Ford Australia could have a material adverse effect on Orbital’s business and results of operations. Three customers (Ford Australia and the top two engineering customers) accounted for 43% of total revenue in fiscal 2010.

Synerject, which makes a significant contribution to Orbital’s overall result, is also reliant on a small number of key customers for the majority of its revenues. In fiscal 2011, two customers (BRP and Mercury Marine) accounted for 54% (2010: two customers (BRP and Kymco) accounted for 57%) of Synerject’s total revenue.

•	We may not be able to successfully complete the production testing programs for the application of FlexDi Technology to customer engines.

Orbital and its licensees engage in production testing programs, which typically last two to four years, for the application of FlexDi Technology to customer engines. These tests must be successfully completed before manufacturers will consider committing the large capital amounts needed to modify existing or build new engine manufacturing plants. Orbital generally receives consulting fees for undertaking these programs.

Orbital may not be able to complete these testing programs successfully or without unforeseen problems or delays. As a result there can be no certainty that further products using FlexDi Technology will be introduced into the market or that Orbital will continue to receive consulting fees for performing these production programs.

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

The sale of LPG Vapouriser kits is a significant portion of our revenue (2011: 35%, 2010: 36%). Changes in emissions regulations in Australia that came into effect on July 1, 2010 prohibit the manufacture of new vehicles with vapouriser kits. Sales to the aftermarket will continue past June 30, 2010 as retrofit conversions can still be undertaken on vehicles manufactured before June 30, 2010. Orbital has developed a Liquid LPG fuel system which complies with the Australian emissions regulations noted above.

•	Our sales of Liquid LPG Fuel Systems may not be to plan.

In fiscal 2010, we invested approximately $1.0 million in the development of the next generation Liquid LPG fuel systems. Sales of these kits have not been at a high enough volume and/or high enough margin to recoup these investments and as such $1,065,000 of previously capitalised development expenditure was written off in fiscal 2011. The overall level of conversion of vehicles to LPG in Australia is considerably lower than in recent years and this depressed market may continue resulting in less demand for our Liquid LPG fuel systems.

In May 2011 Orbital acquired the business of Sprint Gas Australia (see note 38 to the financial statements). Sprint Gas distributes LPG products to the aftermarket. Sprint Gas will also be affected by the level of LPG conversions in Australia.

•	We have a large concentration of LPG fuel system sales to a single customer.

Our major customer for LPG fuel systems is Ford Australia. Demand for large sedans may drop which will effect the level of our sales to Ford. Ford have recently launched their EcoLPi Ford Falcon vehicle range equipped with Orbital’s Liquid LPG system. Orbital’s sales to Ford will depend on the successful launch and market acceptance of the EcoLPi.

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

The price of Orbital’s ordinary shares on the Australian Stock Exchange (“ASX”) and the OTC Bulletin Board have experienced historic volatility. In addition, technology stocks traded in both markets have experienced substantial price and volume fluctuations from time to time, even though these changes were sometimes unrelated to the operating performance of specific companies. Announcements of operating results or technical innovations by Orbital or its competitors, including reports or announcements about FlexDi Technology, may have a material effect on the market price of the ordinary shares or the ADSs. On August 25, 2011 Orbital’s ADSs commenced trading on the NYSE Amex under the symbol “OBT”. On September 30, 2011, the closing price of Orbital’s ordinary shares on the ASX was A$0.33. The closing price on June 30, 2011 was A$0.25. The closing price of the ADSs on the NYSE Amex on September 30, 2011 was US$4.35, an increase of approximately 0.5% from the closing price of US$4.33 for the ADSs on the OTC Bulletin Board on June 30, 2011. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

•	A large product liability or professional indemnity judgement could have a material adverse effect on us.

Orbital is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in FlexDi Technology or in consulting services provided by Orbital resulted in personal injury or other losses. Orbital may also be required to indemnify licensees for claims arising from alleged defects in products, which use FlexDi Technology or are designed or manufactured by Orbital. Licensees are, however, required to indemnify us from liabilities caused by defects in products not manufactured by Orbital.

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

Orbital faces significant competition from automobile and engine manufacturers and consulting firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than Orbital.

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

Orbital records its transactions and prepares its financial statements in Australian dollars. Most of Orbital’s earnings from licence and supply agreements are in US dollars. Cash and investments are denominated in both Australian and US dollars. Approximately 86% of Orbital’s expenditures are denominated in Australian dollars. When the US dollar appreciates against the Australian dollar, the US dollar earnings would convert into more Australian dollars. However, when the US dollar depreciates against the Australian dollar the US dollar earnings would convert into fewer Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the amount of shareholders’ equity. To reduce its potential currency exposure, Orbital has from time to time entered into forward foreign currency exchange contracts to fix, in Australian dollars, the majority of forecast US dollar royalty and consulting services fee receipts. Details of Orbital’s total foreign currency forward exchange contracts as of June 30, 2011 are contained in Item 5. – “Operating and Financial Review and Prospects – Foreign currency exchange sensitivity”. As at September 30, 2011, Orbital’s outstanding forward foreign currency exchange contracts totalled US$nil. See also Item 3 – “Key Information – Exchange Rate Information” above.

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

Under US federal tax laws, a foreign corporation is treated as a passive foreign investment company (“PFIC”) if 50% or more of its assets or 75% or more of its income is passive. Historically, Orbital has not been treated as a PFIC and currently believes that it is not a PFIC. This is, however, a factual determination made annually, which could change, based upon future developments or changes in Orbital’s gross income or the value of its assets. If Orbital were classified as a PFIC in any taxable year, a US holder of ADSs or ordinary shares or ADSs would be subject to special rules. These rules are intended to reduce or eliminate any benefit from the deferral of US income tax that a US holder could derive if the foreign company does not distribute all of its earnings on a current basis. See Item 10. – “Additional Information – United States Federal Income Taxation”.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

		Consolidated Entity Interest
Orbital Corporation Limited	Class of Shares	2011%	2010%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	100
- Orbital Autogas Systems Pty Ltd	Ord	100	100
- Sprint Gas (Aust) Pty Ltd	Ord	100	N/A
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world’s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world-class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the NYSE Amex (OBT) (since August 25, 2011) and was traded on the OTC Bulletin Board (OBTMY) (until August 25, 2011).

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

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. On August 25, 2011 Orbital listed on the NYSE Amex and ceased trading on the OTC Bulletin Board. As of September 30, 2011, approximately 21% of Orbital’s outstanding shares were held in the form of ADSs traded on the NYSE Amex. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

The Company’s principal capital expenditures since July 1, 2008 have consisted of ongoing improvements to test facilities and equipment ($5.101 million), including the construction of the Heavy Duty Engine Testing Facility ($3.508 million).

In June 2008, Orbital acquired the business assets of Boral Alternative Fuel Systems (renamed Orbital Autogas Systems – OAGS), a tier 1 supplier of LPG fuels systems, for $1.758 million.

In May 2011, Orbital acquired, for an initial investment of $2.000 million, 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems to the aftermarket.

Business Overview

Orbital’s strategy is as follows:

•	Expand into an alternate fuels LPG business building on the Orbital Autogas Systems and Sprint Gas acquisitions.

•	Continue our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

•

Target R&D to enhance FlexDi products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Expand Orbital’s automotive consulting services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Achieve future growth of licences and royalties for FlexDi in niche markets.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

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

Orbital’s primary sources of revenue are currently from:

•	provision of consulting and engineering services;

•	sale of goods; and

•	licence fee income and royalties.

Further details on segment revenue are contained in note 6 of the Consolidated Financial Statements on page F-29.

During the last three fiscal years Orbital spent approximately A$4.120 million on research and development programs. The Orbital group’s licence fee income and royalties relate to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through licence and consulting service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising FlexDi Technology.

As at September 30, 2011, Orbital has 17 agreements to end users of technology or suppliers, which grant licence rights related to FlexDi Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At September 30, 2011 Orbital had seven customers (2010: nine customers) using FlexDi Technology in commercial production.

At September 30, 2011 the following agreements granting rights to Orbital’s FlexDi Technology were in place:

Agreements for Rights to FlexDi Technology

Date	Company	Market

September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (Joint Venture with Continental Corporation)	Fuel Injection Systems

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motorcycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

May 2004	Bajaj Auto Limited	Auto-rickshaws

April 2005	Goebler-Hirth Motoren KG	Heavy fuelled UAVs

May 2005	Envirofit International Limited	Retrofit Applications

February 2006	Polaris Industries Inc.	Marine & Recreational

September 2006	Bajaj Auto Limited	Auto-rickshaws (gaseous)

September 2007	EGEN srl	Generator Sets

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

Generally, under the terms of Orbital’s licence agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDi Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDi Technology range from approximately US$6.00 for a small scooter to US$69.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDi Technology commenced in 1996. Production royalties of approximately A$1.08 million were received by Orbital in the 2011 fiscal year compared to approximately A$1.19 million in fiscal 2010. There can be no assurance that Orbital will be successful in entering into additional licence agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDi Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDi Technology will achieve market success.

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

The change in shareholdings as a result of the above recalculation was 10%, i.e., ownership percentages of 40:60.

There was an option for the joint venturer who had the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject.

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

Under the terms of the shareholders agreement, the net income and losses of the joint venture are allocated in accordance with the percentage interest held.

In March 2006 Synerject acquired a business based in Delavan, Wisconsin, which supplies fuel systems and components for outboard marine engines from BRP US Inc for approximately US$2.5 million. The investment by Synerject consisted of working capital, principally inventory and plant & equipment.

During fiscal year 2007 Synerject established a manufacturing facility in Changchun, China and an engineering support facility in Chongqing, China. These facilities have been established to produce low cost electronic control units for motorcycle applications, with manufacturing commencing in fiscal year 2008.

Synerject has expanded to other non-automotive small gasoline engine applications such as those of the lawn and garden and industrial markets.

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

Competition

Orbital’s success depends upon its ability to continue to earn revenue from consulting services, to maintain a competitive position in the development of FlexDiTM Technology in relation to other existing and emerging technologies and to increase market share in the Australian LPG market by sale of its newly developed Liquid LPG fuel system.

Success of the FlexDiTM Technology is also dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and consulting firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the FlexDi TM Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

There is a difference between an individual engine design and the broad range of possibilities covered by the FlexDi TM Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating FlexDi TM Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the FlexDi TM Technology is required or being used. Under the terms of Orbital’s licence agreements, royalties would be payable in such situations.

Other competition to engines employing FlexDi TM Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Insofar as these technologies incorporate efficient technology for internal combustion engines they would be complementary to FlexDi TM Technology, for instance in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of FlexDi TM Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and FlexDi TM Technology.

With respect to provision of consulting services, Orbital competes against consulting groups such as Ricardo, AVL, FEV and others, which have well established European presences and growing presences in the China/Asia market. An additional competitor to Orbital’s services is the customer’s internal resources. In all cases, Orbital must compete on work-scope, cost and quality with its competitors. Orbital’s competitors may have significantly more financing available than Orbital which may help to win certain work programs. The consulting service requirement is directly influenced by global, national and OEM company financial positions and also by the presence, or lack of, drivers such as new emission or other regulatory changes.

Synerject, as an Engine Management System and component supplier for the non-automotive market for both direct injection and manifold port injection, and for Orbital’s proprietary air injector for the automotive market, competes directly with established suppliers such as Bosch, Del’orto, Magneti Marelli, Delphi and others.

Orbital’s competitors in the Australian LPG market include Apollogas, Boemo Engineering and Impco.

Alternative Fuels

Alternative fuel system development is core to Orbital’s growth strategy. Long term projections for increased crude oil prices, together with sovereign fuel security and requirements to reduce vehicle emissions, drive this strategy. The U.S. government has announced major developments and sponsorship for use of CNG (Compressed Natural Gas). In the Asia Pacific region, the size of the CNG vehicle fleet increased by almost 16% to 6.7 million vehicle, with a global increase of 11%. In Europe there is a push for increasing use of CNG and LPG (Liquid Petroleum Gas) with European Automotive manufacturer’s now offering product using both of these fuels. In the LNG (Liquid Natural Gas) application the “Blue Corridor” (key road transport routes with LNG readily available) is being developed in continental Europe. Orbital is already active in this space and plans to grow in each of these markets.

Revenue decreased by approximately 6% compared to last year due to Ford ceasing production of the previous generation LPG Falcon at the end of September 2010. Revenue was partly compensated by increased aftermarket sales including contribution from Sprint Gas Australia (SGA) which was acquired at the end of May 2011. Gross margins improved due to the stronger Australian dollar compared to the Euro. Operational efficiencies have also been introduced reducing overheads resulting in an overall year on year improvement in contribution of $970,000, before impairment allowance.

During the fiscal year 2011 the Orbital Autogas Systems operation was reviewed. The contraction in the LPG aftermarket prompted a write-down of previously capitalised development costs for Liquid LPi aftermarket kits ($1,065,000). In addition it was decided to provide for slow moving Liquid LPi aftermarket inventory ($942,000). In total these non-cash adjustments amounted to $2,007,000.

Ford Australia has recently released their “EcoLPi” Ford Falcon vehicle range equipped with Orbital’s Liquid LPG systems (Liquid LPi). The response from the motoring press has been very positive. Liquid LPi technology solves issues of emissions compliance, cold start and reduced power compared with previous LPG systems. Most importantly, fuel cost savings are approximately $1,000 per year based on current fuel costs for a typical Australian family vehicle.

Orbital’s Liquid LPi systems were also introduced on Holden Special Vehicles in late 2010, confirming that the systems can meet the needs of Australia’s most prestigious and highest performance cars.

In May 2011, Orbital acquired the business of SGA for an initial investment of $2,000,000. SGA is a major LPG distributor in Victoria, with a presence in most capital cities in Australia. SGA offers a full range of LPG systems for the aftermarket, and will be an outlet for Orbital’s Liquid LPi systems. SGA also enables an Orbital presence in Victoria which is the centre of Australia’s auto LPG markets and the home of Australia’s automotive manufacturing businesses.

Orbital strategically invested in the LPG aftermarket at a time when the Australian market was under pressure. The Australian LPG aftermarket contracted throughout the year (approximately 50%), driven initially by the relatively lower differential between the cost of petrol and LPG, and reduction in the Australian federal government installation subsidy. However, LPG continues to offer a lower cost, cleaner alternative to petrol. We acquired a company that has a lead market share position in Australia. Orbital’s initial investment is effectively net asset value and we retain the support of the long standing owners. This positions Orbital for future recovery in LPG markets.

Looking forward, Orbital is undertaking research and development in the next generation of alternative fuels systems; for example direct injection of alternative fuels. In the case of CNG, direct injection can reclaim some of the performance typically lost with manifold injection applications of CNG. Orbital continues to support direct injection CNG projects for international customers.

Synerject

Synerject, Orbital’s 42:58% Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market, with small engine applications for scooters through to high performance motorcycles, outboards and snowmobiles.

Synerject’s revenue increased by 36% to US$121,673,000 with a corresponding increase in profit after tax.

The marine and recreational markets are still impacted by the ongoing effect of the global financial crisis. However Synerject achieved growth with investment in new products which have been launched throughout the year. In particular, Synerject has expanded in the supply of systems to the high end market including snowmobiles and high performance motorcycles.

Taiwan, with its stringent in-field emission requirements remains a major market for Synerject, with two out of the three major Taiwanese motorcycle/scooter manufactures utilizing Synerject product. China is the largest motorcycle market in the world and has recently introduced motorcycle Euro III emissions standards. This remains Synerject’s primary growth target.

Synerject has also recently introduced new products into the high volume utility and small engine markets.

Notwithstanding the revenue growth Synerject kept tight control of working capital, generating increased cash flow year on year. Synerject had net cash on hand at June 30, 2011 of US$2,291,000 (2010: US$3,316,000 net debt). Orbital received dividends of A$1,208,000 from Synerject during the year (2010: A$677,000).

The Australian dollar has strengthened against the US dollar over recent years adversely impacting the translated equity accounted share of Synerject’s profit (FY2011: A$416,000 impact).

Synerject is well positioned in all of its markets and has a number of new product launches planned in the next 12 months. Synerject has a strong balance sheet and the active support of both Orbital and Continental AG.

Consulting Services

Orbital Consulting Services (OCS) provides engineering consulting services, design, development and testing in the areas of engine design, engine combustion, fuel systems, engine management systems, alternative fuels, engine and vehicle testing and certification. Orbital provides fuel economy and emissions solutions to a wide variety of vehicle applications, from small displacement utility engines to large transportation and power generation applications.

OCS revenue of $9,492,000 in FY2011 was marginally lower than FY2010. A significant portion of OCS customers are overseas and the strong Australian dollar has meant that OCS services are less competitive globally and margins are under pressure. Orbital continues to win new programs on a consistent basis due to the unique technology and services offered by Orbital, and the order book is higher now than this time last year.

Orbital’s new dual fuel LNG system development continues working with Western Australia’s Mitchell Corporation (recently acquired by Toll Transport). The initial pilot level fleet of three LNG system fitted prime movers has expanded to nine. Mitchell has achieved significant fuel cost savings compared to diesel fuel only operation and improved reliability. Orbital’s success with the Mitchell LNG program has generated interest from the broader transport industry. To expand significantly in this segment will require industry buy-in, expanded fuelling infrastructure and additional investment. We see this as a growth area; however we will continue to have a measured approach to limit Orbital’s future financial exposure without limiting the upside in LNG for transport.

Major work for OCS is the development of spark ignition heavy fuel engines for UAS (unmanned aerial systems) applications. Orbital’s proprietary FlexDITM systems enable a petrol type engine to run on heavy fuels and continue to deliver high performance. Orbital goes beyond FlexDITM offering engine design, development and prototype engine systems for various customer applications. We anticipate that this segment of our business will grow and strategically it is complementary to Orbital’s alternative fuels initiative.

The Changan program has been successfully completed, confirming the capability of the Orbital FlexDITM fuel system, which was integrated into Changan’s new Intelligent Compound Combustion system (ICCS). Orbital and Changan hit the target of 20% reduction for vehicle fuel consumption as measured on the European Drive Cycle. The improved performance of the engine was also demonstrated in the vehicle assessment. Changan are satisfied with the results and displayed the engine concept at the Shanghai Auto show in April 2011.

Orbital’s heavy duty engine test cell continues to be in high demand, with the test facility working extended hours during the year to match customer demand plus supporting Orbital’s large engine R&D. The heavy duty test facility has proven to be a worthwhile investment.

Orbital’s core consulting group provides consulting fee for services to external customers and creates new products for the Orbital group. The support ranges from advanced engine R&D through to development of LPG aftermarket kits and support for customer application programs.

At July 31, 2011 Orbital had an order book of $4,630,000 (June 30, 2010: $3,400,000)

Licences and Royalties

Orbital earns royalties and licenses from production using its FlexDITM systems and technology. The royalty bearing products today are in the recreational and scooter/motorcycle markets.

Orbital’s key royalty earning products, the Mercury Marine Optimax and the Tohatsu TLDI, achieved a slight increase in volume in a relatively flat global outboard engine market. As Orbital’s royalties are predominantly earned in US Dollars, the volume increase was, however, offset by the strength of the Australian Dollar.

The recreational market growth is expected to remain flat, especially in the key North American market, due to financial insecurity and the general careful use of discretionary income.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to Original Equipment Manufacturers and industry.

Orbital’s primary focus this year was on development and implementation of automotive LPG systems, development of advanced Direct Injection and powertrain systems for 4 stroke automotive engines and in development of systems for spark ignition heavy fuel engines.

The continued commitment to the core R&D has resulted in two new patents granted in the last 12 months, along with eight new patent family applications strengthening the Orbital patent portfolio and extending the life of royalty streams.

Patent Protection

Orbital continues to actively investigate new technologies while also seeking to improve and enhance existing technology through continued research and development and product development, particularly in regard to FlexDi TM and alternative fuel systems related technology. Orbital believes that patent protection of its technologies and processes is critical to its future financial performance and that its success depends upon its ability to protect its proprietary products and technology under applicable intellectual property laws. Accordingly, Orbital has been, and intends to continue to be, active in securing and policing intellectual property rights for its proprietary products and technology.

As at September 30, 2011, Orbital had 64 individual patent families with a total of over 155 patents and patent applications around the world. As of September 30, 2011 there were 34 granted patents and nine patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

Orbital is not a party to any present litigation relating to patents, but it has in the past and may in the future receive claims from other parties that the FlexDi TM engines or components or elements of such engines infringe patent rights or other rights of such other parties. Orbital may also in the future need to sue other parties for infringement of patent or other intellectual property rights relating to its FlexDi TM Technology. In the event of either being sued by other parties or suing other parties, the management time and legal expenses required to be devoted to these claims could have an adverse effect on Orbital’s future operating results, even if Orbital won any such suits.

Marketing channels

Consulting Services – We typically sell the majority of our consultancy services through our own dedicated sales force with engineering background, servicing an international customer base – generally engine manufacturers, from our head office and from regional sales support offices. We also occasionally generate consultancy services through the presentation of papers at technical seminars.

Alternative Fuels – OEM – We directly market our LPG fuel systems to Australian OEM’s who provide a LPG fuel system option (currently Ford Australia – Falcon models). After OEM – We directly market our LPG fuel systems to Australian After-OEM’s who provide a LPG fuel system option (currently Holden Special Vehicles “HSV”). Aftermarket – We are also a supplier to aftermarket retro-fitters who supply the retail customer, and also automotive distributors who supply fleet operators. This sector is supported by our own dedicated sales force based in Sydney, and Orbital’s recently acquired Sprint Gas Australia.

Description of Property

Orbital has its principal facilities in Balcatta, Western Australia, conducts its Orbital Autogas Systems business from a leased warehouse in Sydney, New South Wales, and conducts its Sprint Gas business from leased warehouses in Melbourne, Victoria, Brisbane, Queensland and Perth, Western Australia.

In February 2011 Orbital completed the sale and leaseback of its land and buildings in Balcatta for $8.650 million. The sale generated a net profit of approximately $4.237 million. Orbital has entered into a lease agreement to rent the facilities for 10 years (plus two 5 year options) for an initial rent of $745,000 per annum.

The Balcatta premises comprise two leased properties. Rent under the lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the leased property.

The primary focus of the Balcatta facility is the provision of consulting services, the preparation of engines utilising FlexDi TM Technology for the production validation process and research and development and administration. Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, robot driven vehicle mileage accumulation chassis dynamometers, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialised computer system. The computer system supports a range of complex and data intensive consulting requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics.

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

Events After the End of the Financial Year

On August 11, 2011 the Company announced that its American Depositary Shares will begin trading on the NYSE Amex on August 25, 2011.

There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2011 fiscal year Orbital’s revenues were generated from contracts for consulting services, including engine development programs, sale of goods and licensing and licensing related agreements for FlexDi TM Technology. In addition, Orbital equity accounted its share in Synerject LLC’s result.

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

Consolidation of Sprint Gas (Aust) Pty Ltd

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Call and Put options were issued over the remaining 45% non-controlling interest. Management has determined that the Call and Put options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

Research and Development Expenditure

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. Orbital’s share of development expenditure capitalised (included in results of jointly controlled entity) in fiscal 2011 is $0.580 million (2010 $0.274 million, 2009 $0.297 million).

Capitalised expenditure on development activities relating to the next generation Liquid LPG fuel systems was $0.594 million in Fiscal 2011 (2010: $1.128 million).

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

Allowance for impairment loss of Trade Debtors

Allowance for impairment loss of trade debtors is estimated based on an analysis of trade debtors exceeding agreed payment terms and the likelihood of collection having regard to recent payment histories, subsequent cash receipts and direct correspondence with the relevant customers. We believe that we adequately manage our credit risk through our evaluation process, credit policies and credit control and collection procedures. However, losses on amounts receivable from our largest customers could be material to our results of operations. Allowance for impairment loss amounted to A$0.154 million at June 30, 2011 (A$0.116 million at June 30, 2010), with a bad debts write-off for the year of A$0.005 million (2010: A$Nil).

Refer to “Results of Operations Fiscal 2011 Compared with Fiscal 2010” below for further explanation of the above expenses.

Income Tax

(i) Current income tax expense and liability

Income tax on the income statement for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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

Deferred taxation

We recognise a deferred tax asset in our statement of financial position only where we determine that it is probable that it will be recovered. A portion of the deferred tax asset recorded in our statement of financial position relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits, which are estimated based on forecasts of consulting services income, licence and royalty receipts and Synerject’s business plans. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our statement of financial position and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the income statement.

At June 30, 2011, our deferred tax asset included A$4.716 million (A$5.215 million at June 30, 2010), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities, increased during fiscal 2011 by A$0.440 million to A$2.167 million at June 30, 2011 from A$1.727 million at June 30, 2010. A$1.934 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2011 by A$0.843 million to A$59.690 million at June 30, 2011 from A$58.847 million at June 30, 2010.

Australian income tax carry forward losses do not expire and can be carried forward indefinitely subject to:

i)	the Company and/or its controlled entities continuing to comply with the conditions for deductibility imposed by the law;

ii)	the companies being able to satisfy the tests as set out in the taxation consolidations legislation enacted in Australia, which provides further tests in relation to transferring losses to a consolidated group and recouping losses within the group; and

iii)	no changes in tax legislation adversely affecting the relevant company and/or the consolidated entity in realizing the benefit.

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2011 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$59.690 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

At June 30, 2011, tax carry forward losses of approximately A$37.391 million (US$40.154 million) (2010: A$57.594 million (US$45.035 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$4.716 million (US$5.064 million) (2010: A$5.215 million (US$4.493 million)) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2011, the US$40.154 million of tax carry forward losses available expire between the years 2012 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$40.154 million. Approximately US$5.014 million of taxable income will be required in fiscal 2012 when the next portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$4.716 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the following five years. The movement in the recognised deferred tax asset from June 30, 2010 to June 30, 2011 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2011 Compared with Fiscal 2010

Orbital’s net profit after tax was A$1.763 million for the year ended June 30, 2011 compared to a net profit of A$4.516 million for the year ended June 30, 2010.

Revenue from trading activities in fiscal 2011 decreased as compared to fiscal 2010 by 3.6% to A$16.638 million:

•

Consulting services income decreased 1% (A$0.129 million) to A$9.492 million, reflecting a steady workload from key contracts. Significant programs during the year included the development of a powertrain fuel economy demonstrator for China, development of the next generation Liquid LPG fuel system for Ford Australia’s EcoLPi Falcon and the development of spark ignited heavy fuel engines for unmanned aerial systems.

•	Sale of goods decreased 6% to A$5.847 million due to Ford ceasing production of the previous generation LPG Falcon at the end of September 2010 and reflecting a challenging LPG retrofit market.

•	Licence and Royalty income decreased by 10% to A$1.081 million due to the impact of the stronger Australian dollar and steady royalty volumes.

•	Sprint Gas revenues of A$1.112 million were included in Orbital’s results for the first time in the year ended June 30, 2011, following its acquisition in May 2011.

Other income, excluding the gain on the sale of the property in 2011 of A$4.237 million and the government grant arising on restructure of non interest bearing loan of A$7.695 million in 2010, improved by A$0.809 million compared to fiscal 2010.

In February 2011 Orbital completed the sale and leaseback of its land and buildings in Perth for A$8.650 million. The sale generated a net profit of approximately A$4.237 million.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 4.0% to A$19.924 million in fiscal 2011 from A$19.163 million in fiscal 2010. The net increase was due to the following:

•	Total employee expenses decreased by 2.8% to A$10.494 million as a result of the reversal of the medium term incentive bonus accrued in fiscal 2010 and a decrease in headcount.

•	Depreciation and amortisation increased by 16.9% to A$1.174 million primarily due to the amortisation of capitalised development expenditures.

•	Engineering consumables and contractor expenses decreased by 6.3% to A$1.954 million reflecting a different mix of consulting activity.

•	Occupancy expenses increased by 48.2% to A$1.165 million as a result of the sale and lease-back of the Balcatta premises.

•	Travel and accommodation expenses decreased by 26.8% to A$0.634 million as a result of decreased overseas travel.

•	Communication and computing expenses decreased by 25.0% to A$0.593 million reflecting cost saving initiatives introduced during the fiscal year.

•	Patent costs decreased by 11.2% to A$0.300 million as a result of the rationalisation of the patent portfolio.

•	Audit, compliance and listing costs increased by 25.7% to A$0.704 million as a result of increased share registry costs and the impact of over accruals from prior periods reversed in fiscal 2010.

•	Finance costs have decreased by A$0.067 million to A$0.688 million as a result of decreased short term borrowings.

•

As a result of the contraction of the LPG aftermarket, it was decided to write down previously capitalised development expenses for Liquid LPi aftermarket kits (A$1.065 million) and provide for slow moving Liquid LPi aftermarket inventory (A$0.942 million).

•	Other expenses (excluding the write-off of previously capitalised development expenditure $1.065 million) were steady.

Orbital’s share of Synerject’s net profit increased by 72.5% to A$3.233 million in fiscal 2011 from A$1.874 million in fiscal 2010. Synerject’s revenue increased by 35.9% to US$121.673 million as a result of the introduction of new products, particularly the high end non-automotive markets including snow mobiles and high performance motorcycles. Development expenses of A$0.580 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2010 A$0.274 million) in accordance with IFRS.

The income tax benefit for fiscal 2011 was A$0.190 million, being primarily recognised Deferred Tax Asset (A$0.532 million) offset by State and Federal income taxes in the United States (A$0.342 million) as a result of our share of Synerject taxable income. In fiscal 2010, Orbital recognised A$0.417 million Deferred Tax Asset in the net income tax benefit of A$0.388 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2011 compared to fiscal 2010

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

Revenue from trading activities in fiscal 2010 as detailed in Income Statements in the Consolidated Financial Statements increased as compared to fiscal 2009 by 5% to A$17.265 million:

•

Consulting services income increased 9% (A$0.823 million) to A$9.621 million, reflecting a steady workload from key contracts. Significant programs during the year included the application of FlexDiTM to an ethanol fuelled internal combustion engine in Brazil and the development of a powertrain fuel economy demonstrator for China.

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

•

Engineering consumables and contractor expenses increased by 36% to A$2.085 million reflecting an increased use of external contractors and higher requirement of project consumables during the year reflecting a different mix of consulting activity.

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

Orbital’s share of Synerject’s net profit increased by 1% to A$1.874 million in fiscal 2010 from A$1.846 million in fiscal 2009. Synerject’s revenue increased by 20% to US$89.536 million as a result of improvements in the North American marine market, the acquisition of a new business and the introduction of new products. Development expenses of A$0.747 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2009 A$0.297 million) in accordance with IFRS.

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

Liquidity and Capital Resources

As at June 30, 2011, Orbital’s cash balance, including short term deposits, was A$6.874 million compared to A$3.608 million at June 30, 2010 and A$10.123 million at June 30, 2009. At September 30, 2011 the cash balance was A$6.328 million. In Orbital’s opinion, the working capital is sufficient for its present requirements.

For fiscal 2011 Orbital recorded a net cash outflow from operations of A$1.792 million compared to cash outflows of A$5.049 million in fiscal 2010 and A$2.097 million in fiscal 2009. The cash outflow in fiscal 2011 resulted from cash flow used in operating activities of A$2.041 million and working capital sources of A$0.249 million. This compares with net cash used by operating activities in fiscal 2010 of A$3.611 million (fiscal 2009 of A$6.310 million) plus working capital requirements of A$1.438 million (fiscal 2009: working capital sources A$4.213 million). Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2011 or fiscal 2010 (however Synerject paid dividends to Orbital in Fiscal 2011, Fiscal 2010 and Fiscal 2009, including a special dividend of A$3.151 million in Fiscal 2009).

Research and development expenditures were A$1.158 million in fiscal 2011, A$1.152 million in fiscal 2010 and A$1.810 million in fiscal 2009. Research and development activity during fiscal years 2011, 2010 and 2009 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, further developing the air-assist DI system for application on new products, and in development of the next generation LPG fuel systems.

Orbital generated net cash of A$3.477 million from investing activities in fiscal 2011 compared to A$1.699 million in fiscal 2010 compared with A$2.319 million cash outflow in fiscal 2009. In fiscal 2011, Orbital sold its land and buildings in Perth for A$8.650 million (A$8.557 million net of selling costs). In fiscal 2011, Orbital acquired the business of Sprint Gas Australia for an initial investment of A$1.780 million (net of cash acquired). The capital expenditure in fiscal 2011 consisted mainly of the development of the next generation of Liquid LPG fuel systems and tooling costs associated with the Ford EcoLPi Falcon LPG fuel system. No advances to Synerject were required in fiscal 2011, 2010 or 2009. Synerject paid Orbital dividends of A$1.208 million in fiscal 2011 (A$0.677 million in fiscal 2010 and A$4.577 million in fiscal 2009). In fiscal 2011, Orbital acquired a short term deposit of A$3.434 million. In fiscal 2010, Orbital redeemed A$3.500 million short term deposits which were acquired in fiscal 2009.

Orbital has a A$2.500 million Trade Finance facility with Westpac Banking Corporation to provide support for the import of inventory for the Orbital Autogas Systems business. At June 30, 2011, A$0.648 million (fiscal 2010: A$2.056 million, fiscal 2009: A$1.520 million) of the facility had been drawn down.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2011. In July 2008, Orbital received funding of A$2.760 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs were approximately A$3.500 million. Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.296 million for fiscal year 2012 primarily in the expansion of the Orbital Autogas Systems business and the establishment of new premises for Sprint Gas. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2011 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities in fiscal 2011 was US$9.105 million, fiscal 2010 was US$6.887 million and fiscal 2009 was US$2.904 million. In March 2009, Synerject negotiated a four (4) year term bank loan of $7.554 million that replaced a four (4) year term loan due to mature June 2010. In addition Synerject has available a US$5.0 million line of credit to be drawn as and when required. At June 30, 2011 Synerject had drawn down $nil under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2012 are approximately US$1.889 million (actual paid fiscal 2011 US$1.889 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at June 30, 2011 was US$5.754 million (2010 US$4.623 million) and total debt outstanding (including the line of credit) at June 30, 2011 was US$3.462 million (2010 US$7.939 million). Member guarantees are not required to support Synerject’s financing arrangements.

Trend Information

OAGS is expected to see revenue growth as the newly developed LPG system for the EcoLPi Falcon was launched by Ford Australia in July 2011.

Consulting services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at July 31, 2011 was approximately $4.6 million compared to $3.4 million at June 30, 2010.

The Synerject result will be influenced by the timing of the launch of new products in China and North America and the recovery of the North American marine market.

Sprint Gas is expected to experience a challenging year for sales in the Australian LPG market which has contracted over recent years.

Off-Balance Sheet Arrangements

There have been no off-balance sheet arrangements in fiscal 2011, fiscal 2010 or fiscal 2009.

Inflation

Orbital’s operating costs are subject to the effects of inflation, and under the terms of Orbital’s licence agreements, certain fees and royalty payments are, or will be, indexed to inflation, generally based on the US Producers Price Index for Finished Goods. In general, inflation has had minimal effect on Orbital’s results of operations during the last two fiscal years.

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2011	2010	2011	2010

Cash – Floating (and fixed less than 6 months)	3,440	3,608	2.84	3.86

At June 30, 2011 and June 30, 2010 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2011	2010	2011	2010

Cash held in United States Dollars	68	195	1.0739	0.8615
Cash held in European currency units	13	23	0.7082	0.7123

Receivables in United States Dollars	120	308	1.0739	0.8615
Receivables in European currency units	23	48	0.7082	0.7123

Trade and other payables in European currency units	(130)	—	0.7082	0.7123

The Company’s equity accounted investment has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Year End Exchange Rate A$
	2011	2010	2011	2010

Synerject LLC	11,406	11,534	1.0739	0.8615

At June 30, 2011 and 2010, Orbital did not have any foreign currency sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2011, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount	Translated Exchange Rate	A$ Equivalent

Receivables	US$ 0.129 m	1.0739	A$0.120 m

Receivables	Euro 0.017 m	0.7405	A$0.023 m

Payable	Euro 0.096 m	0.7405	(A$0.130 m	)

Maturity Profile of Commercial Commitments

Obligations (A$’000s)	At June 30, 2011 Expected Maturity or Expiry Date
	2012	2013	2014	2015	2016	Total

Operating Leases	1,022	1,000	833	856	848	4,559

Long –Term Debt (1)	288	346	415	498	597	2,144

Heavy Duty Engine Testing Facility Operations commitment (2)	391	391	291	—	—	1,073

Contingent consideration	—	—	3,474	—	—	3,474

Total	1,701	1,737	5,013	1,354	1,445	11,250

(1)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”
(2)	In June 2008, Orbital received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

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

On February 28, 2011 the Company announced the retirement of Mr John Grahame Young as a Non-Executive Director, a role he has filled since 1985.

On August 22, 2007 the Company announced the appointment of Mr William Peter Day as a Director and Chairman of Orbital.

On March 11, 2008 the Company announced the appointment of Dr Mervyn Thomas Jones and Dr Vijoleta Braach-Maksvytis as Non-Executive Directors effective March 31, 2008.

On May 20, 2008 the Company announced the appointment of Mr Terry Dewayne Stinson as the Managing Director and Chief Executive Officer effective June 21, 2008.

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
(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

MR WILLIAM PETER DAY, LLB (Hons), MBA, FCPA, FCA, GAICD

Chairman, Independent Non-Executive Director

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

Mr Day is a member of the Company’s Audit Committee and the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Day is a non-executive director of Ansell Limited (appointed 20 August 2007), SAI Global Limited (appointed 15 August 2008) and Centro Retail Trust Limited (also Chairman appointed 01 October 2009). He is also involved in a number of public interest activities.

MR TERRY DEWAYNE STINSON, BBA (magna cum laude)

Managing Director and Chief Executive Officer

Joined the Board in June 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support in many others. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company, and executive positions with Synerject and Mercury Marine.

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009 and is Chairman of Sprint Gas (Aust) Pty Ltd.

DR MERVYN THOMAS JONES, B.E(Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), FAICD, MIoD (NZ)

Independent Non-Executive Director

Joined the Board in March 2008. Dr Jones has more than 40 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.

Dr Jones chairs the Company’s Audit Committee (since 28 February 2011) and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee (Chairman until 28 February 2011).

Dr Jones is also a non-executive director of Pacific Environment Limited (appointed 3 July 2009, appointed Chairman 16 February 2010).

DR VIJOLETA BRAACH-MAKSVYTIS, BSc (Hons), Ph.D, MAICD

Independent Non-Executive Director

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

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis was a Member of the Australian Federal Government’s Green Car Innovation Fund Committee and on the advisory board of the Intellectual Property Research Institute of Australia, and is a member of a number of other public interest boards.

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee (since 28 February 2011) and is also a member of the Company’s Audit Committee.

Dr Braach-Maksvytis is also a non-executive director of AWE Limited (appointed 7 October 2010).

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

Compensation

Details of total remuneration of Directors and executive officers of the Company and the consolidated entity are as follows:

	2011 $	2010 $	2009 $
Short-term employee benefits	876,810	1,587,275	1,233,798
Post-employment benefits	131,555	132,605	129,491
Equity compensation benefits	223,405	225,737	165,918
Termination Payments	288,241	—	—

	1,520,011	1,945,617	1,529,207

For fiscal 2011 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.520 million.

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

REMUNERATION REPORT

Principles of compensation

For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and Company. Remuneration disclosures for two senior managers of the Group who are not KMP but are within the 5 highest paid executives of the Company and the Group is also presented.

The remuneration report is presented under the following sections:

1.	Individual key management personnel and other executives’ disclosures

2.	Remuneration at a glance

3.	Board oversight of remuneration

4.	Non-executive director remuneration arrangements

5.	Executive remuneration arrangements

6.	Company performance and the link to remuneration

7.	Executive contractual arrangements

8.	Remuneration tables

9.	Equity instruments disclosures

1. INDIVIDUAL KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES DISCLOSURES

Details of KMP of the Company and the Group are set out below.

Key management personnel

(i) Directors

W Peter Day Chairman (Non-executive)

Mervyn T Jones (Non-executive)

Vijoleta Braach-Maksvytis (Non-executive)

J Grahame Young (Non-executive) – retired 28 February 2011

Terry D Stinson (Executive)

(ii) Executives

Keith A Halliwell – Chief Financial Officer

B Anthony Fitzgerald – Director, Orbital Autogas Systems – resigned 1 July 2011

Geoff P Cathcart – Director, Consulting Services & Engineering

Other than the resignation of B Anthony Fitzgerald, there were no other changes to KMP after reporting date and before the date the financial report was authorised for issue.

2. REMUNERATION AT A GLANCE

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the continued growth and success of the Group.

There have been no material changes to the medium-term incentive (MTI) bonus plan for the 2011 financial year. As in previous years, incentive payments are based on 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales.

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to select executives. For the 2011 financial year, the Company used relative total shareholder return and earnings per share as the performance measures for the share awards. During the 2011 financial year, the performance hurdles for the 2008 grant of shares were not met and no shares were vested.

As a result of the one for ten share consolidation conducted by the Company during the financial year, all of the LTI targets impacted by the number of shares outstanding have been reset to maintain their relativity.

The remuneration of non-executive directors of the Company consists only of directors’ fees and committee fees. Director fees and committee fees were reviewed and adjusted during the year. The Chairman, Mr Peter Day, sacrificed a portion of his directors fee in the 2011 financial year.

Remuneration strategy

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the continued growth and success of the Group.

To this end, key objectives of the Company’s reward framework are to ensure that remuneration practices:

•	Are aligned to the Group’s business strategy

•	Offer competitive remuneration benchmarked against the external market

•	Provide strong linkage between individual and Group performance and rewards

•	Align the interests of executives with shareholders through measuring total shareholder return (TSR)

3. BOARD OVERSIGHT OF REMUNERATION

Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

The Human Resources, Remuneration and Nomination Committee comprises three independent non-executive directors. Further information on the committee’s role, responsibilities and membership can be seen at www.orbitalcorp.com.au.

Remuneration approval process

The Board approves the remuneration arrangements of the CEO and executives and all awards made under the long-term incentive (LTI) plan, following recommendations from the Human Resources, Remuneration and Nomination Committee. The Board also sets the aggregate remuneration of non-executive directors which is then subject to shareholder approval.

The Human Resources, Remuneration and Nomination Committee approves, having regard to the recommendations made by the CEO, the medium-term incentive (MTI) bonus plan.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors and executive remuneration is separate and distinct.

4. NON-EXECUTIVE DIRECTOR REMUNERATION ARRANGEMENTS

Remuneration policy

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed against fees paid to non-executive directors of comparable companies. The Board considers advice from external consultants when undertaking the review process.

The Company’s constitution and the ASX listing rules specify that the non-executive directors’ fee pool shall be determined from time to time by a general meeting. The latest determination was at the 2001 annual general meeting (AGM) held on 25 October 2001 when shareholders approved an aggregate fee pool of $400,000 per year.

The Board did not seek any increase for the non-executive director pool at the 2011 AGM.

Structure

The remuneration of non-executive directors consists of directors’ fees and committee fees. Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of $105,000 which also covers membership of Committees of the Board. The Chairman sacrificed a portion of his fee in the 2011 financial year. Each non-executive director receives a base fee of $55,000 for being a director of the Group. An additional fee of $3,500 is also paid for each Board committee on which a non-executive director sits or $8,000 if the director is the Chairman of a Board committee. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on committees.

The remuneration of non-executive directors for the year ended June 30, 2011, 2010 and 2009 is detailed in Section 8 of this report.

5. EXECUTIVE REMUNERATION ARRANGEMENTS

Remuneration levels and mix

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice. The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

The CEO’s target remuneration mix comprises 60% fixed remuneration, 20% target MTI opportunity and 20% LTI. The LTI value is the total accounting expense associated with the grant made during the financial year. Executives’ target remuneration mix ranges from 65-85% fixed remuneration, 8-20% target MTI opportunity and 7-15% LTI.

Structure

In the 2011 financial year, the executive remuneration framework consisted of the following components:

•	Fixed remuneration

•	Variable remuneration (MTI and LTI)

The table below illustrates the structure of Orbital Corporation Limited’s executive remuneration arrangements:

Remuneration component	Vehicle	Purpose	Link to performance
Fixed compensation	• Represented by total fixed remuneration (TFR). • Comprises base salary, Superannuation contributions and other benefits.

•   Set with reference to role, market and experience.

•   Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

• No link to company performance.

MTI component	• Paid in cash.	• Rewards executives for their contribution to achievement of Group outcomes.	• Profit after tax. • Pro-rata Consolidated Sales. • Operating Cash Flows.
LTI component	• Awards are made in the form of shares or performance rights.	• Rewards executives for their contribution to the creation of shareholder value over the longer term.	• Vesting of awards is dependent on Orbital Corporation Limited’s TSR performance relative to a peer group and its Earnings Per Share.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Executive contracts of employment do not include any guaranteed base pay increases. TFR is reviewed annually by the remuneration committee. The process consists of a review of company, business unit and individual performance, relevant comparative remuneration internally and externally and, where appropriate, external advice independent of management.

The fixed component of executives’ remuneration is detailed in section 8.

Variable remuneration — short-term incentive (STI)

Orbital does not provide a STI for KMP.

Variable remuneration — medium-term incentive (MTI)

The medium term incentive, replacing the short term incentive, was established in 2009 to incentivise executives to achieve stretch key performance indicators (KPI’s). The MTI plan is a target based plan rather than a time based plan.

Executive directors and senior executives may receive MTI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term. The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in August 2009 relate to 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. These three measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance.

The KPI’s are summarised as follows:

Key Performance Indicator	Proportion of MTI award KPI applies to	Minimum KPI $’000	Stretch KPI $’000
Financial measure:
• Profit after tax	33%	100	9,000
• Operating Cash Flow	33%	100	2,700
• Pro-rata Consolidated Sales	33%	100,000	150,000

Bonuses can only be paid if Orbital generates a profit after tax and also generates positive operating cash flow (before working capital movements). Abnormal one-off items influencing the KPIs may be excluded at the discretion of the Human Resources, Remuneration and Nomination Committee. No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

Bonuses are awarded when a target is achieved which is higher than that which has already been achieved and rewarded. The MTI earned accumulates over time as targets are achieved with any incremental MTI earned paid annually.

The total potential MTI available is set at a level so as to provide sufficient incentive to executives to achieve the operational targets and such that the cost to the Group is reasonable in the circumstances.

The annual MTI payments for executives are subject to the approval of the Human Resources, Remuneration and Nomination Committee on an annual basis, after consideration of performance against KPIs. This process usually occurs within three months after the reporting date. Payments made are delivered as a cash bonus in the following reporting period.

MTI awards for 2010 and 2011 financial years

For the 2010 financial year, 100% of the MTI cash bonus of $406,645 as previously accrued in that period vested to executives, however all participants in the MTI scheme voluntarily and irrevocably waived their right to their MTI cash bonuses. The Group recorded a reversal of the MTI cash bonus of $406,645 during the current financial year.

The Human Resources, Remuneration and Nomination Committee has considered the MTI bonus for the 2011 financial year. The MTI cash bonus available for the 2011 financial year is nil. This amount has been determined on the basis that 1) the Group’s Profit after tax (after removing abnormal items) target for the year ended 30 June 2011 has been met, however 2) Positive Operating Cash Flows for the year ended 30 June 2011 were not achieved, and 3) the Consolidated Pro-rata Sales of the Group have not reached the minimum threshold of $100,000,000.

During the year the MTI bonus plan was altered so that Positive Operating Cash Flow (excluding working capital movements) is now a pre-requisite for the payment of any MTIs.

Estimates of the minimum and maximum possible total value of the award over time are as follows:

Name	Position	Amount (Min – Max)
Terry Stinson	Chief Executive Officer	0 - $	630,000
Keith Halliwell	Chief Financial Officer	0 - $	359,478
Tony Fitzgerald	Director, Orbital Autogas Systems	0 - $	332,013
Geoff Cathcart	Director, Consulting Services and Engineering	0 - $	269,325
David Worth	Director, Business Development, OCS	0 - $	166,971
Ian Veitch	Company Secretary	0 - $	72,114

The maximum bonus is only payable if the stretch targets on all three of the KPI’s are achieved. No bonus is awarded where performance falls below minimum thresholds.

Variable remuneration — long-term incentives (LTI)

LTI awards are made annually to executives in order to align remuneration with the creation of shareholder value over the long-term. As such, LTI awards are only made to executives and other key talent who have an impact on the Group’s performance against the relevant long-term performance measure.

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

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based 50% on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% on Earnings Per Share (EPS) (FY2009: based 100% on TSR), apply to determine the number of shares (if any) that vest to the Executives.

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

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will vest to the Executive.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will be granted under the FY2009 offer unless the Company’s TSR is at or above the 50th percentile.

No shares will be granted under the FY2011 and FY2010 offers unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ended 30 June 2012 and 30 June 2013 is at or above 15 and 11 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2008 were not met in FY2011 and as a result nil (2010: 911,400) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2010, shareholders approved the above plan in relation to the ongoing remuneration of the Executive Director.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson. The Performance Rights Plan was approved by shareholders in October 2008. The Board has no present intention to utilise the Performance Rights Plan for any other senior executives.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance	Share price target
1	200,000	$2.50
2	200,000	$5.00
3	200,000	$7.50
4	200,000	$10.00
5	125,000	$20.00
6	125,000	$30.00
7	100,000	$50.00

The target share prices were chosen as they directly align the director’s reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

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

No performance rights were granted during the year ended 30 June 2011.

Termination and change of control provisions

Where a participant ceases employment prior to the vesting of their award, the unvested shares are forfeited unless the Board applies its discretion to allow vesting at or post cessation of employment in appropriate circumstances.

In the event of a change of control of the Group, the performance period end date will generally be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period, subject to ultimate Board discretion.

LTI awards for 2011 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on 17 January 2011. No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2011 financial year.

Details in respect of the award are provided in Section 9.

6. COMPANY PERFORMANCE AND THE LINK TO REMUNERATION

Company performance and its link to medium-term incentives

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

In considering the Group’s performance and benefits for shareholders wealth the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Profit after tax, Pro-rata Consolidated Sales and Operating Cash Flows are considered in setting the MTI as they are considered important medium term performance targets.

Company performance for the current year, the last 4 years and KPI targets are as follows:

	2007 $’000	2008 $’000	2009 $’000	2010 $’000	2011 $’000	Minimum KPI $’000	Stretch KPI $’000
Profit after tax	1,333	469	(2,451)	4,516	1,763	positive	9,000
Operating Cash Flow	(182)	73	(856)	(4,372)	(584)	positive	2,700
Pro-rata Consolidated Sales	65,004	59,875	63,867	61,081	65,889	100,000	150,000
Operating Cash Flow (before working capital movements)*	(250)	901	(2,372)	(2,934)	(833)	positive	Not applicable

*	A positive operating cash flow (before working capital movements) must be achieved as a pre-condition for the payment of any MTI.

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group’s total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to 30 June 2011. The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken during the reporting period.

Company performance for the current year and last 4 years is as follows:

	2007	2008	2009	2010	2011	2012 Minimum	2013 Minimum
TSR ranking (percentile)	*	76th	70th	56th	*	50th	50th
Earnings per share (cents)	3.00	1.00	(5.10)	9.39	3.65	15.00	11.00

*	The Company did not measure its TSR ranking in 2007 or 2011 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.

As a result of the Company’s performance over the last five years, LTIs offered during 2005, 2006 and 2007 were fully vested in financial year 2008 and partially vested in financial years 2009 and 2010 respectively. The performance target for the LTIs offered in 2008 was not met during the financial year 2011 and as such no shares were vested.

7. EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalised in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on 14 September 2007:

•	The CEO receives fixed remuneration of $350,000 per annum

•	The CEO’s target MTI opportunity per annum is 20% of annual TEC and his maximum MTI opportunity per annum is 60% of TEC

•	The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None

Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None

Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments

Employer initiated termination	1 months	1 months	Pro-rated for time and performance	Board discretion	4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year. The maximum entitlement to termination pay is limited to 65 weeks pay.
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	1 months	1 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Payments applicable to outgoing executives

The following arrangements applied to outgoing executives in office during the 2011 financial year:

•	Mr Fitzgerald received a termination payment of $288,241, in accordance with the Company’s policy on termination payments, after more than 29 years of service to the Group;

•	In accordance with the terms of the Company’s Executive Long Term Share Plan, Mr Fitzgerald’s Executive Long Term Share Plan rights that had not reached their vesting date were forfeited.

Other than the termination of Mr Fitzgerald, there were no changes to the KMP of the Group for the year ended 30 June 2011 or subsequent to 30 June 2011.

TSR related rights

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	3 years	58 cents	nil	79 cents	62.70%	5.68%
31-Aug-09	3 years	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	33 cents	nil	34 cents	60.00%	4.27%

EPS related rights

The following factors and assumptions were used in determining the fair value of EPS related rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-09	3 years	55 cents	nil	55 cents
31-Aug-10	3 years	34 cents	nil	34 cents

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	10 years	47 cents	$2.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	35 cents	$5.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	28 cents	$7.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	23 cents	$10.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	13 cents	$20.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	9 cents	$30.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	5 cents	$50.00	79 cents	55.00%	5.75%

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration are:

	Year	Short Term			Post Employment	Share Based Payments		Termination Payments $	Total $	Proportion of remuneration performance related % (g)
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)
Non-executive Directors

W Peter Day	2011	63,075	—	63,075	5,676	—	—	—	68,751	—
Chairman (Non-executive)	2010	96,376	—	96,376	8,674	—	—	—	105,050	—

Mervyn T Jones	2011	60,827	—	60,827	5,475	—	—	—	66,302	—
Director (Non-executive)	2010	55,092	—	55,092	4,958	—	—	—	60,050	—

Vijoleta Braach-Maksvytis	2011	57,955	—	57,955	5,216	—	—	—	63,171	—
Director (Non-executive)	2010	50,505	—	50,505	4,545	—	—	—	55,050	—

J Grahame Young	2011	41,949	—	41,949	3,775	—	—	—	45,724	—
Director (Non-executive)	2010	52,358	—	52,358	4,712	—	—	—	57,070	—

Total Consolidated, all non-executive directors	2011	223,806	—	223,806	20,142	—	—	—	243,948	—
	2010	254,331	—	254,331	22,889	—	—	—	277,220	—

Executive Director
Terry D Stinson	2011	322,892	(140,000)	182,892	36,144	113,800	49,283	—	382,119	31.2%
Director and Chief Executive Officer	2010	321,101	140,000	461,101	38,532	58,383	49,283	—	607,299	40.8%

Total Consolidated, all specified directors	2011	546,698	(140,000)	406,698	56,286	113,800	49,283	—	626,067	21.3%
	2010	575,432	140,000	715,432	61,421	58,383	49,283	—	884,519	28.0%

	Year	Short Term			Post Employment	Share Based Payments		Termination Payments $	Total $	Proportion of remuneration performance related % (g)
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)
Executives
Keith A Halliwell	2011	256,694	(79,884)	176,810	28,757	59,542	—	—	265,109	17.3%
Chief Financial Officer	2010	245,701	79,884	325,585	27,439	46,982	—	—	400,006	31.7%

B Anthony Fitzgerald (e)	2011	230,593	(73,781)	156,812	27,671	(41,647)	—	288,241	431,077	-8.2%
Director, Orbital Autogas Systems	2010	225,629	73,781	299,410	27,076	39,917	—	—	366,403	31.0%

Geoff P Cathcart	2011	196,340	(59,850)	136,490	18,841	42,427	—	—	197,758	16.5%
Director, Consulting Services & Engineering	2010	186,998	59,850	246,848	16,669	31,172	—	—	294,689	30.9%

Other executives

David R Worth (f)	2011	174,288	(37,105)	137,183	20,915	17,571	—	—	175,669	8.3%
Director, Business Development OCS	2010	170,203	37,105	207,308	20,424	16,002	—	—	243,734	21.8%

Ian G Veitch (f)	2011	155,268	(16,025)	139,243	12,985	14,033	—	—	166,261	7.7%
Company Secretary	2010	147,926	16,025	163,951	12,325	11,448	—	—	187,724	14.6%

Total Consolidated, all specified executives	2011	1,013,183	(266,645)	746,538	109,169	91,926	—	288,241	1,235,874	6.1%
	2010	976,457	266,645	1,243,102	103,933	145,521	—	—	1,492,556	27.6%

Notes in relation to the table of directors’ and executive officers remuneration

(a)	Bonuses are those paid or accrued as payable in relation to the year reported. For the 2010 financial year, 100% of the MTI cash bonus of $406,645 as previously accrued in that period vested to executives, however all participants in the MTI scheme voluntarily and irrevocably waived their right to their MTI cash bonuses. The Group recorded a reversal of the MTI cash bonus of $406,645 during the current financial year.
(b)	The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan (“ELTSP”) is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognised in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

TSR related rights

Grant Date	Life	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	3 years	58 cents	nil	79 cents	62.70%	5.68%
31-Aug-09	3 years	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	33 cents	nil	34 cents	60.00%	4.27%

The following factors and assumptions were used in determining the fair value of EPS related rights issued under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-09	3 years	55 cents	nil	55 cents
31-Aug-10	3 years	34 cents	nil	34 cents

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d)	The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	10 years	47 cents	$2.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	35 cents	$5.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	28 cents	$7.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	23 cents	$10.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	13 cents	$20.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	9 cents	$30.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	5 cents	$50.00	79 cents	55.00%	5.75%

(e)	Mr Fitzgerald ceased to be a KMP on 1 July 2011.

(f)	Mr Worth and Mr Veitch are included above as their remuneration is within the 5 highest paid executives not being directors or KMP.

(g)	The reversal of the cash bonus has been excluded from the calculation of proportion of remuneration performance related.

9. EQUITY INSTRUMENTS

All shares refer to ordinary shares of Orbital Corporation Limited.

Analysis of Shares Offered as Compensation

Details of the shares offered under the LTI to each key management person and specified senior managers during the reporting period are as shown below. Please refer to footnote (b) below for the terms and conditions relating to the granting of the rights offered under the Executive Long Term Share Plan.

		Employee Share Plan No. 1			Executive Long Term Share Plan
		Number of shares issued	Share Price	Value (a) $	Number of Rights Granted/ (Forfeited)	Value (b) $	Number of Rights Vested

Executive Director
T D Stinson	2011	—	—	—	665,000	222,775	—
	2010	—	—	—	525,000	244,125	—
	2009	—	—	—	130,000	75,400	—

Executives
K A Halliwell	2011	3,369	$0.2968	1,000	337,567	113,085	—
	2010	1,625	$0.6160	1,000	266,500	123,923	40,920
	2009	1,924	$0.5197	1,000	70,000	40,600	42,300
B A Fitzgerald	2011	3,369	$0.2968	1,000	(316,000)	—	—
	2010	1,625	$0.6160	1,000	246,000	114,390	34,100
	2009	1,924	$0.5197	1,000	70,000	40,600	35,100
G P Cathcart	2011	3,369	$0.2968	1,000	252,700	84,655	—
	2010	1,625	$0.6160	1,000	199,500	92,768	16,120
	2009	1,924	$0.5197	1,000	40,000	23,200	11,700

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2010 and 31 October 2009 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights offered on 31 August 2010, 2009 and 2008 respectively using a Monte-Carlo simulation model. The vesting of the shares offered on 31 August 2010 is subject to the achievement of two performance conditions; a) 50% related to the TSR of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 11 cents per share for the year ending 30 June 2013. The vesting of the shares offered on 31 August 2009 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 15 cents per share for the year ending 30 June 2012. Performance conditions were met in respect of shares offered in August 2006 and shares in relation to that offer were vested at the expiration of the performance period during the 2010 financial year.
(c)	No performance rights vested during the years ended 30 June 2011 or 30 June 2010.
(d)	As a result of the one for ten share consolidation conducted on 20 October 2010 by the Company, all of the KPIs impacted by the number of shares outstanding have been reset by a multiple of 10 to maintain their relativity, whilst the number of rights outstanding for each offer has been divided by 10. The share consolidation did not change the time remaining to expiry of the rights outstanding or change the total fair value of the rights outstanding at the time of the Company undertaking the share consolidation. Refer to note 36 for details of number of awards outstanding and their new terms and conditions. The share price on the consolidation date was $0.27.

Corporate Governance

The following outlines the main Corporate Governance practices of the Company that were in place throughout the financial year:

1. CORPORATE GOVERNANCE AT ORBITAL

The Board of Directors is responsible for the corporate governance of Orbital. The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable. This statement reports on Orbital’s key governance principles and practices. These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and developments in corporate governance.

Orbital, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations (August 2007). Orbital believes that, throughout the 2011 fiscal year and to the date of this report, it has complied with all the ASXCGC Recommendations.

Information on Orbital’s corporate governance framework is also provided in the Corporate Governance section of Orbital’s website (www.orbitalcorp.com.au)

2. BOARD OF DIRECTORS

2.1 Role of the Board

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. A copy of the Board’s Charter is available in the Corporate Governance section of Orbital’s website.

The Board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

2.2 Composition of the Board

The names and qualifications of the directors of the Company in office at the date of this Report are detailed in the Directors’ Report in Item 6 on page 31.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

•	within the last three years has not been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a professional adviser or a consultant to the Company or another Group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the Company or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the Company or another Group member other than as a director of the Company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

*	No non-executive director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a director of the Company) and therefore the Board has not had to consider any materiality threshold.

2.3 Conflicts of Interest

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

2.4 Board Succession Planning

The Board manages its succession planning with the assistance of the Human Resources, Remunerations and Nominations Committee. The Committee annually reviews the size, composition and diversity of the Board and the mix of existing and desired competencies across members and reports its conclusions to the Board. In conducting the review a skills matrix is used to enable the Committee to assess the skills and experience of each director and the combined capabilities of the Board.

Recognising the importance of Board renewal, the Committee takes each director’s tenure into consideration in its succession planning.

2.5 Directors’ Retirement and Re-election

Non-executive directors must retire at the third Annual General Meeting (“AGM”) following their election or most recent re-election. At least one non-executive director must stand for election at each AGM. Any director appointed to fill a vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

Board support for a director’s re-election is not automatic and is subject to satisfactory director performance.

2.6 Directors’ Appointment, Induction Training and Continuing Education

All new directors are required to sign and return a letter of appointment which sets out the key terms and conditions of their appointment, including duties, rights and responsibilities, the time commitment envisaged and the Board’s expectations regarding their involvement with committee work.

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

All directors are expected to maintain the skills required to discharge their obligations to Orbital. Directors are encouraged to undertake continuing professional education including industry seminars and approved education courses.

2.7 Board Access to Independent Professional Advice and Company Information

Each director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the Board.

2.8 Review of Board Performance

The Human Resources, Remuneration and Nomination Committee is responsible for determining the process for evaluating Board performance. Evaluations are conducted by way of questionnaires appropriate in scope and content to effectively review:

•	the performance of the Board and each of its committees against the requirements of their respective charters; and

•	the individual performance of the Chairman and each director.

The performance of each director retiring at the next AGM is taken into account by the Board in determining whether or not the Board should support the re-election of the director.

2.9 Directors’ Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Remuneration Report on page 44. The Remuneration Report also contains information on the Company’s policy for determining the nature and amount of remuneration for directors and senior executives and the relationship between the policy and company performance.

Shareholders were invited to consider and approve the Remuneration Report at the 2011 AGM.

2.10 Board Meetings

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

2.11 Company Secretary

Mr Ian G Veitch, B.Bus, GradDipACG, CA, ACIS was appointed to the position of Company Secretary on 1 July 2009. He is a Chartered Accountant and Chartered Secretary with over 17 years experience in corporate accounting and is also a Member of Chartered Secretaries Australia.

The appointment and removal of a Company Secretary is a matter for decision by the Board. The Company Secretary is responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

3. COMMITTEES OF THE BOARD

3.1 Board Committees, Membership and Charters

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

3.2 Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. A copy of the Audit Committee’s Charter is available in the Corporate Governance section of Orbital’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman – 1 July 2010 to 28 February 2011), Dr M T Jones (Chairman – from 28 February 2011), Mr W P Day and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2011 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements; the Australian and United States corporations laws and ASX Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act. The Audit Committee charter provides for rotation of the external audit partner every five years.

3.3 Human Resources, Remuneration and Nomination Committee

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and directors. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for employee share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. From time-to-time, the Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

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

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr M T Jones (Chairman – 1 July 2010 to 28 February 2011), Dr V Braach-Maksvytis (Chairman – from 28 February 2011), Mr W P Day and Mr J G Young (retired 28 February 2011).

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. A copy of the Human Resources, Remuneration and Nomination Committee’s Charter is available in the Corporate Governance section of Orbital’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4 SHAREHOLDERS

4.1 Shareholder Communication

Directors recognise that shareholders, as the ultimate owners of the Company, are entitled to receive timely and relevant high quality information about their investment. Similarly, prospective new investors are entitled to be able to make informed investment decisions when considering the purchase of shares.

Information is communicated to shareholders as follows:

•	The disclosure of full and timely information about Orbital’s activities in accordance with the disclosure requirements contained in the ASX Listing Rules and the Corporations Act;

•	All information released to the market to be placed on the Company’s website promptly following release;

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act and US securities law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

4.2 Continuous Disclosure and Market Communications

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the ASX as required.

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

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available in the Corporate Governance Section of Orbital’s website.

5. PROMOTING RESPONSIBLE AND ETHICAL BEHAVIOUR

5.1 Code of Conduct and Whistleblower Policy

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available in the Corporate Governance section of Orbital’s website.

5.2 Securities Ownership and Dealing

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

A copy of the Securities Trading Policy is available in the Corporate Governance section of Orbital’s website.

6. RISK MANAGEMENT

6.1 Approach to Risk Management and Internal Control

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. A copy of the Company’s risk management policy is available in the Corporate Governance section of Orbital’s website.

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

6.2 Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures;

•	Financial exposures are controlled by the use of forward exchange contracts, where appropriate;

•	Occupational safety and health issues are monitored by a management committee;

•	Financial reporting accuracy and compliance with regulatory requirements; and

•	Compliance with environmental regulation.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

6.3 Chief Executive Officer and Chief Financial Officer Assurance

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively.

Monthly financial results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

6.4 Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis. The directors are not aware of any serious breaches during the period covered by this report.

7. EXTERNAL AUDITOR RELATIONSHIP

The Audit Committee oversees the terms of engagement of Orbital’s external auditor. The Audit Committee ensures that the audit approach covers all financial statement areas where there is a risk of material misstatement and that audit activities are carried out throughout the Orbital Group in the most effective, efficient and comprehensive manner.

The Committee has the responsibility for the appointment, compensation and oversight of the external Auditor and to ensure that the external Auditor meets the required standards for Auditor Independence. In monitoring Auditor Independence the Committee will have regard to any legislative or regulatory requirements, and the following principles:

•

It is mandatory that the Audit Partner responsible for the Audit be rotated at least every five years. At least two years must expire before the Audit Partner can again be involved in the Audit of the Group.

•

The Committee monitors the number of former employees of the external Auditor who were involved in auditing the Company, currently employed in senior financial positions in the Company, and assesses whether this impairs or appears to impair the Auditor’s judgment or independence in respect of the Company. An individual auditor who was engaged by the external Auditor and participated in the Company’s audit shall be precluded from employment as Chief Executive Officer or Chief Financial Officer of the Company for a period of twelve months from the time of the audit.

•

Consider whether taken as a whole, the various relationships between the company and the external Auditor and the economic importance of the Company (in terms of fees paid to the external Auditor for the Audit as well as fees paid to the external Auditor for the provision of non-audit services) to the external Auditor impair or appear to impair the Auditor’s judgment or independence in respect of the Company.

•

The Company shall not engage its external Auditor for certain non-audit services (including book-keeping, financial information systems design, valuations, actuarial services, internal audit outsourcing, human resources and unrelated legal/expert services). Any proposal to grant the external Auditor non-prohibited non-audit services will be referred to the Chairman of the Audit Committee by management prior to granting the work.

•	The Chairman of the Committee will meet (at least annually) with the external Auditors without the presence of management.

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2011		June 2010		June 2009
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	23	—	15	—	13	—
Sprint Gas	21	—	—	—	—	—
Administration	10	—	15	—	13	—
Engineers	37	—	39	—	32	—
Technicians	21	—	27	—	29	—
Others	2	—	2	—	2	—

Total	118	—	102	—	93	—

The management and employees of the Group are not associated with any particular labour union.

The change in number of employees is largely attributable to the acquisition of Sprint Gas.

Share Ownership

Details of share ownership by Directors and senior managers at September 30, 2011 are as follows:

Directors	Ordinary Shares
W P Day	10,000
T D Stinson	392,690
M T Jones	18,000

Senior Managers
K A Halliwell	177,605
G P Cathcart	51,462

Directors and senior managers do not have different voting rights from other shareholders.

Employee Share Plan - 2009 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2009 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On December 14, 2009, a total of 144,589 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2009 Offer

At the Company’s Annual General Meeting on October 21, 2009, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 590,625 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	328,125 of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2009 and ending on August 31, 2012 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	262,500 of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending June 30, 2012.

Employee Share Plan - 2010 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2010 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On January 17, 2011, a total of 283,670 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2010 Offer

At the Company’s Annual General Meeting on October 28, 2010, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 748,125 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	415,625 of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2010 and ending on August 31, 2013 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	332,500 of the shares offered will be issued if the Company achieves earnings in excess of 11 cents per share for the year ending June 30, 2013.

Executive Long Term Share Plan - 2011 Offer

At the Company’s Annual General Meeting on October 26, 2011, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 866,250 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	481,250 of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2011 and ending on August 31, 2014 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	385,000 of the shares offered will be issued if the Company achieves earnings in excess of 15 cents per share for the year ending June 30, 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of September 30, 2011, Orbital had issued and outstanding 48,482,558 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on July 13, 2011)	4,755,400	9.80%

There has been no significant change in the composition of major shareholders.

The Executive Officers and Directors of Orbital as a group own 649,757 ordinary shares which represent 1.34% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 48,482,558 ordinary shares in the Company on issue at September 30, 2011, 79% of which are held by 5,113 shareholders located in Australia.

There are 627,938 ADS’s (representing 10,047,008 ordinary shares in the Company) on issue at September 30, 2011 held by 169 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2011 (nil in both fiscal 2010 and 2009).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at September 30, 2011 and June 30 in each of the preceding three years are as follows:

	September 30, 2011 (A$000’s)	2011 (A$000’s)	2010 (A$000’s)	2009 (A$000’s)

Receivables - Non-current	27,942	27,942	28,364	28,063
Borrowings - Non-current	12,063	11,386	13,090	13,549

The largest amounts outstanding during the periods covered were as follows:

	2011 (A$000’s)	2010 (A$000’s)	2009 (A$000’s)

Receivables - Non-current	28,382	28,570	28,063
Borrowings - Non-current	12,571	13,370	13,549

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

During fiscal 2011, nil interest expense (fiscal 2010: nil; fiscal 2009: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2010 and 2009: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at September 30, 2011 and June 30 in each of the preceding three years are:

	September 30, 2011 (A$000’s)	2011 (A$000’s)	2010 (A$000’s)	2009 (A$000’s)

Receivables - Current	—	—	3	14

Payables - Current	57	7	110	—

During fiscal 2011, the Orbital Group provided consulting services to Synerject LLC to the value of A$nil (2010: A$nil million) and purchased goods and services from Synerject LLC to the value of A$0.140 million (2010: A$0.190 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-65 included herein.

Significant Changes

There have been no significant changes to the operations of the Group since the date of the annual financial statements.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Group’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2012 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon as depositary under a deposit agreement dated April 16, 2010. Each ADS represents sixteen ordinary shares. The ADSs have traded on NYSE Amex with effect from August 25, 2011, under the symbol “OBT”. Prior to that time, the ADSs were traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004 until August 25, 2011, under the symbol “OBTMY”.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the OTCBB and NYSE Amex. On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. Note that effective April 19, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 40 to 1 : 160 and effective October 31, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 16. Please note that the ADS prices quoted below for dates prior to April 19, 2010 and October 31, 2010 have not been restated to account for the change of ratio of ordinary shares to ADSs.

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume

2006-07		A$	0.345		3,760,493	A$	0.090		1,270	US$	11.17		51,400	US$	2.75		0
2007-08		A$	0.380		6,794,414	A$	0.100		4,864	US$	13.00		32,000	US$	3.90		0
2008-09		A$	0.115		7,330,005	A$	0.030		1,574	US$	4.50		52,600	US$	0.78		0
2009-10		A$	0.080		8,644,033	A$	0.025		0	US$	6.00		17,000	US$	1.36		0
2010-11		A$	0.46		653,072	A$	0.18		0	US$	7.30		11,800	US$	2.88		0

2009-10	Q1	A$	0.080	*	1,149,440	A$	0.048		0	US$	2.50		2,600	US$	1.45		0
	Q2	A$	0.068		984,000	A$	0.048		0	US$	2.50		1,800	US$	1.70		0
	Q3	A$	0.059		8,644,033	A$	0.039		0	US$	2.10		5,000	US$	1.36	*	0
	Q4	A$	0.044		2,042,656	A$	0.025	*	0	US$	6.00	*	17,000	US$	1.36		0

2010-11	Q1	A$	0.40		193,359	A$	0.25		0	US$	4.90		3,600	US$	3.72		0
	Q2	A$	0.31		150,000	A$	0.18	*	0	US$	4.70		11,800	US$	2.88	*	0
	Q3	A$	0.46	*	653,072	A$	0.23		0	US$	7.30	*	9,800	US$	3.35		0
	Q4	A$	0.40		521,850	A$	0.25		0	US$	6.75		3,800	US$	4.10		0

Apr 2011		A$	0.40		140,000	A$	0.32		0	US$	6.75		2,500	US$	5.43		0
May 2011		A$	0.38		521,850	A$	0.28		0	US$	6.11		3,800	US$	5.11		0
Jun 2011		A$	0.37		227,918	A$	0.25		0	US$	6.01		3,000	US$	4.10		0
Jul 2011		A$	0.38		146,800	A$	0.25		0	US$	6.48		3,900	US$	4.33		0
Aug 2011		A$	0.38		309,088	A$	0.30		0	US$	5.94		4,200	US$	5.01		0
Sept 2011		A$	0.35		162,000	A$	0.26		0	US$	5.77		5,100	US$	4.35		0

*	Denotes annual high and low closing market prices in the relevant year.

On September 30, 2011, the closing sale price of the ordinary shares on the ASX was A$0.33 per ordinary share and the closing sale price of the ADSs on the NYSE Amex on that date was US$4.35 per ADS. On September 30, 2011, 627,938 ADSs, representing 10,047,008 ordinary shares, or approximately 21% of the outstanding ordinary shares, were outstanding and were held by 169 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

Taxation

The following is a summary of material United States federal income and Australian tax consequences of the ownership of ADSs or ordinary shares by US Holders. Except as otherwise noted, the statements of Australian and United States tax laws set out below are based on the laws in force, as of the date of this Annual Report, and are subject to any changes in United States or Australian law and in the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evation with Respect to Taxes on Income as amended (the “Treaty”), occurring after that date, possibly with retrospective effect.

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

Australian Taxation

The following summary outlines the Australian income tax implications to non-resident holders of ADSs and ordinary shares who held ADSs or ordinary shares as capital assets. The summary is not exhaustive of all possible tax considerations, and holders of ADSs and ordinary shares are advised to satisfy themselves as to the overall tax consequences regarding the application of any relevant double taxation convention, by consulting their own tax advisers. The summary is based on legislation and case law applicable at the date of this report. Future legislative changes and developments in case law interpretation may impact upon the taxation position set out below.

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

Withholding Tax on Dividends

The Treaty limits to 15% the Australian withholding tax on the unfranked portion of a dividend paid by an Australian company to a US Holder who is a resident of the United States for the purposes of the Treaty and who is beneficially entitled to the dividend, unless the recipient carries on business in Australia through a permanent establishment, or performs independent personal services from a fixed base in Australia, and his share holding is effectively connected with the permanent establishment or fixed base, in which case a 30% withholding tax applies. Where a US resident company holds at least 10%, but less than 80%, of the voting power of an Australian company, Australian withholding tax on the unfranked portion of a dividend is chargeable at 5%. No withholding tax is chargeable on dividends paid to a US resident company which is a listed public company from an 80% or more beneficially owned subsidiary. The limitations on the rate of Australian withholding tax chargeable on dividend payments under the Treaty are not applicable in the case of recipients who are not “qualified persons” under the Treaty. Holders of ADSs or ordinary shares should consult their tax advisor as to whether they are “qualified persons” under the Treaty.

A withholding tax exemption is available where a dividend paid by an Australian company is paid out of profits which include certain dividends received from foreign companies.

Capital Gains Tax (“CGT”)

The sale of ADSs and ordinary shares may be subject to Australian CGT where the ADSs or the ordinary shares are held by:

•	natural persons or corporations who are residents of Australia;

•

non-residents of Australia who, together with their associates, beneficially hold or, at any time during the five years prior to the sale, held 10% or more of the issued capital of Orbital, or options or rights to acquire ADSs or ordinary shares; or

•	non-residents and are used in carrying on a trade or business through a permanent establishment in Australia

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

United States Federal Income Taxation

The following is a summary of the material United States Federal income tax consequences resulting from the ownership and disposition of ADSs or ordinary shares by US Holders. This summary is not exhaustive of all possible tax considerations, and holders of ADSs and ordinary shares are advised to satisfy themselves as to the overall tax consequences by consulting their own tax advisers. This summary applies only to holders who hold ADSs or ordinary shares as capital assets and does not apply to holders of ADSs or ordinary shares that are subject to special rules, such as holders that:

•	are generally exempt from United States Federal income tax;

•	actually or constructively own ten percent or more of the voting shares of Orbital;

•	are dealers in ADSs or ordinary shares;

•	are traders in securities that elect to use a mark-to-market method of accounting;

•	are banks or life insurance companies;

•	acquired ADSs or ordinary shares under employee share plans or otherwise as compensation;

•	are liable for alternative minimum tax;

•	hold ADSs or ordinary shares as part of a straddle or a hedging or conversion transaction; or

•	have a functional currency that is not the US dollar.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as the Treaty. These laws are subject to change, possibly on a retrospective basis.

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

If a partnership holds the ADSs or ordinary shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs or ordinary shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs or ordinary shares.

For United States Federal income tax purposes, holders of ADRs evidencing ADSs will generally be treated as owners of the ordinary shares underlying such ADRs. Exchanges of ordinary shares for ADRs, and ADRs for ordinary shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Dividends paid to non-corporate US Holders in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the US Holder holds the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the ADSs or ordinary shares generally will be qualified dividend income.

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

The amount of the dividend distribution to be included in income of a US Holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the ADSs or ordinary shares and thereafter as capital gain.

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against the US Holder’s United States federal income tax liability or, at the US Holders’s election, deductible from the US Holder’s gross income for United States federal income tax purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 percent tax rate. To the extent a refund of the tax withheld and paid over to Australia is available to a US Holder, the amount of tax withheld is not eligible for credit against such US Holder’s United States federal income tax liability. Dividends will generally be income from sources without the United States. Dividends paid in taxable years beginning after December 31, 2006 will, depending on the US Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to US Holders.

It is possible that Orbital is or will be at least 50% owned by persons treated as United States persons under the Code. Under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is at least 50% owned by United States persons may be treated as income derived from sources within the United States rather than from sources without the United States for foreign tax credit purposes to the extent the non-US corporation has more than an insignificant amount of income from sources within the United States. The effect of this rule, if applicable in future years, may be to treat a portion of the dividends paid by Orbital as income derived from sources within the United States for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits.

Distributions of additional ordinary shares to US Holders with respect to their ADSs or ordinary shares that are made as part of a pro rata distribution to all shareholders of Orbital will generally not be subject to United States federal income tax.

US Holders of ADSs or ordinary shares that elect, under either the bonus share election plan or the dividend reinvestment plan, to receive additional ordinary shares at a discount rather than cash dividends will be treated for United States Federal income tax purposes as having received a dividend equal to the fair market value of the additional ordinary shares received.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or ordinary shares, a US Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount realized and the US Holder’s tax basis, determined in US dollars, in the ADSs or ordinary shares sold or otherwise disposed of. Capital gain of a noncorporate US Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Orbital believes that the ADSs and ordinary shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If Orbital were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs or ordinary shares, gain realized on the sale or other disposition of ADSs or ordinary shares would in general not be treated as capital gain. The US Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, ADSs or ordinary shares will be treated as stock of a PFIC if Orbital was a PFIC at any time during the US Holder’s holding period in the ADSs or ordinary shares. Dividends that a US Holder receives from Orbital will not be eligible for the special tax rates applicable to qualified dividend income if Orbital is treated as a PFIC with respect to a US Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Approximately 20% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 14% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

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

Liquidity risk

The Group established a trade finance facility with its bankers during fiscal 2010. The Group’s does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at June 30, 2011.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $14.3 million repayable in installments commencing in May 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

(A) Debt Securities	Not Applicable

(B) Warrants and Rights	Not Applicable

(C) Other Securities	Not Applicable

(D) American Depositary Shares

Fees and charges payable by a holder of ADSs.

In accordance with the terms of the Deposit Agreement, The Bank of New York Mellon may charge holders of Orbital ADSs, either directly or indirectly, fees and charges up to the amounts described below.

Category	Depositary actions		Associated fee
Depositing or substituting the underlying shares	Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:		US$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
	•	Share distributions, stock splits, rights, mergers
	•	Exchange of securities or other transactions
	•	Other events or distributions affecting the ADSs or the deposited securities

Selling or exercising rights	Distribution or sale of securities, the fee being an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		US$5.00 for each 100 ADSs (or portion thereof)

Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities		US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts		US$2.50 per ADS

General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADSs		US$0.02 per ADS not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions.

Expenses of the depositary	Expenses incurred on behalf of the holders in connection with:		Expenses payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distribution.
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

	•	The depositary’s or its custodian’s compliance with applicable law, rule or regulation

	•	Stock transfer or other taxes and government charges

	•	Cable, telex, facsimile and electronic transmission/delivery

•	Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

•	Any other charge payable by depositary or its agents

Fees and payments made by the depositary to the issuer

The Bank of New York Mellon has agreed to pay third parties on behalf of Orbital for certain expenses incurred in connection with the ADR programme. For the year ended June 30, 2011, The Bank of New York paid US$2,422 to third parties on behalf of Orbital. The Bank of New York Mellon also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

Under certain circumstances, including removal of the Bank of New York Mellon as depositary or termination of the ADR programme by Orbital, Orbital is required to repay The Bank of New York Mellon any amounts of administrative fees and expenses waived during the 12 month period prior to notice of removal or termination.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2011, Orbital’s disclosure controls and procedures were effective.

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

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2011. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2011, its internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm that audited the Fiscal 2011 consolidated financial statements included in this annual report on Form 20-F, is not required to issue an Attestation Report for Fiscal 2011.

(d) Changes in Internal Control Over Financial Reporting:

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the three independent non-executive directors of the Company’s Board. Mr W P Day qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any other purpose as a result of being identified as an audit committee financial expert. Mr Day is a Fellow of CPA Australia, Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Institute of Chartered Accountants in United Kingdom. He is currently a member of the International Accounting Standards Board’s Joint International Group on Financial Statements, a former Chairman of the Australian Accounting Standards Board and was Deputy Chairman of the Australian Securities and Investments Commission.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor, Ernst & Young are as follows:

2011			2010
Services Rendered	Fees ($A)%		Fees ($A)%

Audit Fees	347,900	95.8%	374,420	96.0
Audit – Related Fees	—	—	—	—
Tax Fees (1)	10,000	2.7%	10,055	2.6
All Other Fees (2)	5,150	1.5%	5,627	1.4

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns, advice in relation to consolidation under Australian income tax law, tax compliance, tax advice and preparation and lodgement of Research & Development Claims.
(2)	All other fees relate to services performed for auditing of an Australian Federal Government grant in 2011 and for executive remuneration consultancy services in 2010.

Pre-approval Policies and Procedures

Orbital’s Audit Committee has adopted policies and procedures for the pre-approval of permitted services provided by the Company’s auditors, Ernst & Young. Prior to the commencement of each financial year the Company’s chief financial officer and its auditors submit to the Audit Committee a schedule of the types of services that are expected to be performed during the following year for its approval. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of the auditor or on an individual basis. The policy prohibits retaining the auditor to perform the prohibited non-audit functions as defined for the purposes of section 201 of the Sarbanes-Oxley Act.

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

In compiling this report, the directors have referred to the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 2nd edition (the ASX Principles), and Part 8. Corporate Governance Requirements of the NYSE Amex Rules (the NYSE Amex Rules).

Orbital confirms that throughout fiscal 2011, and at the date of this document the Group applied the principles of, and was compliant with, the provisions of the ASX Principles and that, since listing on the NYSE Amex, applied the principles of, and was compliant with, the NYSE Amex Rules.

A summary of Orbital’s Corporate Governance practices is included in Item 6 of this report.

Orbital’s website contains further information about the corporate governance framework of the company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-65 included herein.

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

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets at December 31, 2010 and June 30, 2009	2

Consolidated Statements of Income for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	3

Consolidated Statements of Members’ Equity and Comprehensive Income for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	4

Consolidated Statements of Cash Flows for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	5

Notes to the Consolidated Financial Statements	7

(1)	The financial statements of Synerject LLC are provided pursuant to Rule 3-09 of Regulation S-X

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated herein by reference from Item 19.(c)1.1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Aftermarket”	refers to components that are added to a vehicle after its original manufacture.

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDi TM”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDi TM Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi” or “Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Stoichiometric”	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

/s/ Keith Anthony Halliwell
Date: October 31, 2011	Keith Anthony Halliwell Chief Financial Officer

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

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets at December 31, 2010 and June 30, 2009	2

Consolidated Statements of Income for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	3

Consolidated Statements of Members’ Equity and Comprehensive Income for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	4

Consolidated Statements of Cash Flows for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008	5

Notes to the Consolidated Financial Statements	7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated statements of financial position of Orbital Corporation Limited and subsidiaries (the “Company”) as of June 30, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Synerject LLC (“Synerject”), a significant investee of the Company which is accounted for by use of the equity method (see note 16 to the consolidated financial statements), for the year ended June 30, 2009. The Company’s share of profit of Synerject was A$1,846,000 for the year ended June 30, 2009. Those statements were prepared in accordance with accounting principles generally accepted in the United States of America and were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Synerject, on the basis of accounting principles generally accepted in the United States of America, for the year ended June 30, 2009, is based solely on the report of the other auditors. We have applied auditing procedures to the adjustments to reflect the Company’s share of profit of Synerject in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and, for 2009, the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 2009, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited and subsidiaries at June 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Perth, Australia

October 31, 2011

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 30 JUNE 2011, 2010 AND 2009

			CONSOLIDATED
			2011	2010	2009
	NOTE		$’000	$’000	$’000
Engineering services income			9,492	9,621	8,798
Sale of goods			5,847	6,203	6,264
Licence and royalty income			1,081	1,199	1,115
Other revenue	7		218	242	336

Total Revenue			16,638	17,265	16,513

Other income	8		6,110	8,759	4,370
Inventory expenses	9	(d)	(4,484)	(4,607)	(4,897)
Employee benefits expense	9	(a)	(10,494)	(10,792)	(9,820)
Depreciation and amortisation			(1,174)	(1,004)	(1,094)
Engineering consumables and contractors			(1,954)	(2,085)	(1,534)
Occupancy expenses			(1,165)	(786)	(666)
Travel and accommodation			(634)	(866)	(1,187)
Communications and computing			(593)	(791)	(715)
Patent costs			(300)	(338)	(431)
Insurance costs			(441)	(441)	(404)
Audit, compliance and listing costs			(704)	(560)	(693)
Finance costs	9	(b)	(688)	(755)	(726)
Other expenses	9	(c)	(1,777)	(745)	(866)

Share of profit from equity accounted investment	16		3,233	1,874	1,846

Profit/(loss) before income tax			1,573	4,128	(304)

Income tax (expense)/benefit	10	(a)	190	388	(2,147)

Profit/(loss) for the year attributable to the members of the parent entity			1,763	4,516	(2,451)

Earnings per share:

Basic earnings per share (in cents)	11		3.65	9.39	(5.13)
Diluted earnings per share (in cents)	11		3.65	9.29	(5.13)

Earnings per ADS:
Basic earnings per ADS (in cents)	11		58.40	150.24	(82.13)
Diluted earnings per ADS (in cents)	11		58.40	148.64	(82.13)

The consolidated income statements are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

30 JUNE 2011, 2010 AND 2009

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000

Net profit/(loss) for the period	1,763	4,516	(2,451)

Other comprehensive income
Share of foreign currency reserve of equity accounted investment	343	(357)	(318)
Foreign currency translation	(3,758)	(812)	3,998
Share of cash flow hedge reserve for equity accounted investment	—	—	72

Other comprehensive (loss)/income for the year, net of tax	(3,415)	(1,169)	3,752

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(1,652)	3,347	1,301

Total comprehensive (loss)/ income for the period attributable to owners of the parent	(1,652)	3,347	1,301

The consolidated statements of comprehensive income are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED 30 JUNE 2011, 2010

AND 2009

	Share Capital	Retained Profits/ (Accumulated Losses)	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At 1 July 2008	225,720	(207,773)	896	(3,281)	(72)	15,490

Loss for period	—	(2,451)	—	—	—	(2,451)
Other comprehensive income	—	—	—	3,680	72	3,752

Total comprehensive income for the period	—	(2,451)	—	3,680	72	1,301

Transactions with owners in their capacity as owners
Cancelled share capital	(207,000)	207,000	—	—	—	—
Shares issued in accordance with share plan	248	—	(248)	—	—	—
Share based payments	87	—	236	—	—	323

Balance at 30 June 2009	19,055	(3,224)	884	399	—	17,114

At 1 July 2009	19,055	(3,224)	884	399	—	17,114

Profit for period	—	4,516	—	—	—	4,516
Other comprehensive loss	—	—	—	(1,169)	—	(1,169)

Total comprehensive income for the period	—	4,516	—	(1,169)	—	3,347

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	117	—	(117)	—	—	—
Share based payments	89	—	250	—	—	339

Balance at 30 June 2010	19,261	1,292	1,017	(770)	—	20,800

At 1 July 2010	19,261	1,292	1,017	(770)	—	20,800

Profit for period	—	1,763	—	—	—	1,763
Other comprehensive loss	—	—	—	(3,415)	—	(3,415)

Total comprehensive loss for the period	—	1,763	—	(3,415)	—	(1,652)

Transactions with owners in their capacity as owners
Share based payments	84	—	250	—	—	334

Balance at 30 June 2011	19,345	3,055	1,267	(4,185)	—	19,482

The consolidated statements of changes in equity are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2011 AND 2010

		2011	2010
		$’000	$’000

Assets
Current assets
Cash and cash equivalents	12	3,440	3,608
Other financial assets	13	3,434	—
Trade and other receivables	14	6,841	5,084
Inventories	15	4,388	3,722

Total Current Assets		18,103	12,414

Non-Current Assets
Investment in associate	16	11,406	11,534
Deferred tax assets	17	4,958	5,215
Property, plant & equipment	18	4,134	7,911
Intangibles and goodwill	19	2,173	1,525

Total Non-Current Assets		22,671	26,185

Total Assets		40,774	38,599

Liabilities
Current liabilities
Trade payables and other liabilities	20	5,004	2,676
Interest bearing borrowings	21	648	2,056
Employee benefits	23	2,354	2,420
Deferred revenue	24	316	316
Government grants	27	225	225
Other provisions	25	195	173

Total Current Liabilities		8,742	7,866

Non-current liabilities
Long term borrowings	26	7,777	7,604
Employee benefits	23	132	455
Government grants	27	1,649	1,874
Contingent consideration	28	2,688	—
Other provisions	25	304	—

Total Non-Current Liabilities		12,550	9,933

Total Liabilities		21,292	17,799

Net Assets		19,482	20,800

Equity
Share capital	29	19,345	19,261
Reserves	30	(2,918)	247
Retained profits	30	3,055	1,292

Total Equity		19,482	20,800

The consolidated statements of financial position are to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 30 JUNE 2011, 2010 AND 2009

		CONSOLIDATED
		2011	2010	2009
	NOTE	$’000	$’000	$’000

Cash Flows from Operating Activities
Cash receipts from customers		17,070	17,947	21,385
Cash paid to suppliers and employees		(18,742)	(22,925)	(23,137)

Cash used in operations		(1,672)	(4,978)	(1,752)
Interest received		218	242	336
Interest paid		(104)	(107)	—
Income taxes paid		(234)	(206)	(681)

Net cash used in operating activities	35	(1,792)	(5,049)	(2,097)

Cash Flows from Investing Activities

Dividend received from associate		1,208	677	4,577
Proceeds from sale of property, plant & equipment		8,557	44	—
Acquisition of property, plant & equipment		(481)	(1,394)	(3,226)
Acquisition of business	38	(1,780)	—	—
Costs incurred on development of intangibles		(593)	(1,128)	(170)
Redemption/(acquisition) of short term deposits		(3,434)	3,500	(3,500)

Net cash provided by/(used in) investing activities		3,477	1,699	(2,319)

Cash Flows from Financing Activities
Proceeds from borrowings		—	536	1,520
Repayment of borrowings		(1,848)	(200)	—

Net cash provided by /(used in) financing activities		(1,848)	336	1,520

Net decrease in cash and cash equivalents		(163)	(3,014)	(2,896)

Cash and cash equivalents at 1 July		3,608	6,623	8,804

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(5)	(1)	715

Cash and cash equivalents at 30 June	12	3,440	3,608	6,623

Non-Cash Investing Activities

On 31 March 2009, the Group executed contracts that offset the requirement for the payment of US$4,000,000 to maintain a 50% interest in Synerject with the entitlement to receive US$4,000,000 for the sale of an 8% interest in Synerject.

There were no other non-cash investing or financing activities for the years ended 30 June 2009, 2010 and 2011.

Refer to note 6 for details of non-cash operating items.

The consolidated statements of cash flows are to be read in conjunction with the notes to the consolidated financial statements set out in pages F-8 to F-65.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2011, 2010 AND 2009

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2011 comprises the Company and its subsidiaries (together referred to as the “Group”).

The consolidated financial report was authorised for issue by the directors on 31 October 2011.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for contingent consideration which is measured at fair value.

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

Judgements made by management in the application of International Financial Reporting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 5.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year. From 1 July 2010, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2010. Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group. The Group has not elected to early adopt any new standards or amendments.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of Consolidation (continued)

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

Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are converted to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Cash and cash equivalents - refer note 12

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets - refer note 13

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days. Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade and other receivables - refer note 14

Subsequent to initial recognition, trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment allowance is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

Trade and other liabilities - refer note 20

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Interest bearing borrowings - refer note 21

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

Long term borrowings - refer note 26

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

Contingent consideration - refer note 28

Included in non-current liabilities is an amount owing to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd. The contingent consideration was recognised initially at fair value and subsequently at fair value through profit and loss.

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

(e) Inventories - refer note 15

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Property, Plant and Equipment - refer note 18

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

(iv) Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(g) Intangibles and goodwill - refer note 19

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Intangibles and goodwill - refer note 19 (continued)

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

(iii) Goodwill

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Share capital - refer note 29

(i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(j) Employee Benefits

(i) Short-term benefits - refer note 23

The provisions for employee entitlements to wages, salaries and annual leave due to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long Service Leave - refer note 23

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

(iii) Defined Contribution Superannuation Fund - refer note 37

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv) Share-based payment transactions - refer note 36

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Provisions - Warranties - refer note 25

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

(i) Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

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

(iii) Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using Orbital Combustion Process Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv) Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v) Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(m) Operating leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(o) Income Tax - refer note 10

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

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,

•	Nature of the production processes,

•	Type or class of customer for the products and services,

•	Methods used to distribute the products or provide the services, and if applicable,

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by IFRS 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the Australian Taxation Office are classified as operating cash flows.

(r) Earnings per share - refer note 11

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

(s) Government grants - refer note 27

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

(t) Business combination - refer note 38

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity issued by the acquirer, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred, and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with AASB 139 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2011, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 9 (IFRS 9)	Financial Instruments

AASB 9 (IFRS 9) includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement (AASB 139 Financial Instruments: Recognition and Measurement) (IAS 39).

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139 (IAS 39). The main changes from AASB 139 (IAS 39) are described below.

(a)     Financial assets are classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows. This replaces the numerous categories of financial assets in AASB 139 (IAS 39), each of which had its own classification criteria.

(b)     AASB 9 allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)     Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

			1 January 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2009-11 (IFRS 9 and consequential amendments to IFRS 1, 3, 4, 5, 7, IAS 1, 2, 8, 12, 18, 21, 27, 28, 31, 32, 36, 39 and IFRIC 10, 12)	Amendments to Australian Accounting Standards arising from AASB 9 (IFRS 9) [AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 121, 127, 128, 131, 132, 136, 139, 1023 & 1038 and Interpretations 10 & 12]

•      These amendments arise from the issuance of AASB 9 Financial Instruments (IFRS 9) that sets out requirements for the classification and measurement of financial assets. The requirements in AASB 9 (IFRS 9) form part of the first phase of the International Accounting Standards Board’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.

•      This Standard shall be applied when AASB 9 (IFRS 9) is applied.

			1 January 2013	1 July 2013
AASB 124 (Revised) (IAS 24)	Related Party Disclosures (December 2009)

The revised AASB 124 (IAS 24) simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, including:

(a)     The definition now identifies a subsidiary and an associate with the same investor as related parties of each other

(b)     Entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other

(c)     The definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other

A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures.

			1 January 2011	1 July 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2009-12 (IFRS 5, 8, IAS 8, 10, 12, 19, 33, 37, 39 and IFRIC 2, 4, 16)	Amendments to Australian Accounting Standards [AASBs 5, 8, 108, 110, 112, 119, 133, 137, 139, 1023 & 1031 and Interpretations 2, 4, 16, 1039 & 1052]

This amendment makes numerous editorial changes to a range of Australian Accounting Standards and Interpretations.

In particular, it amends AASB 8 Operating Segments (IFRS 8) to require an entity to exercise judgement in assessing whether a government and entities known to be under the control of that government are considered a single customer for the purposes of certain operating segment disclosures. It also makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of IFRS by the IASB.

			1 January 2011	1 July 2011
AASB 1054	Australian Additional Disclosures

This standard is as a consequence of phase 1 of the joint Trans-Tasman Convergence project of the AASB and Financial Reporting Standards Board (FRSB).

This standard relocates all Australian specific disclosures from other standards to one place and revises disclosures in the following areas:

(a)    Compliance with Australian Accounting Standards

(b)    The statutory basis or reporting framework for financial statements

(c)    Whether the financial statements are general purpose or special purpose

(d)    Audit fees

(e)    Imputation credits

			1 July 2011	1 July 2011
AASB 2010-4 (IFRS 1, 7, IAS 1, 34 and IFRIC 13)	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1, AASB 7, AASB 101, AASB 134 and Interpretation 13]

Emphasises the interaction between quantitative and qualitative AASB 7 (IFRS 7) disclosures and the nature and extent of risks associated with financial instruments.

Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

Provides guidance to illustrate how to apply disclosure principles in AASB 134 (IAS 34) for significant events and transactions.

Clarifies that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

			1 January 2011	1 July 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2010-5 (IFRS 1, 3, 4, 5, IAS 1, 7, 12, 18, 19, 21, 32, 33, 34, 37, 39, 40 and SIC 12, 15, 27, 32)	Amendments to Australian Accounting Standards [AASB 1, 3, 4, 5, 101, 107, 112, 118, 119, 121, 132, 133, 134, 137, 139, 140, 1023 & 1038 and Interpretations 112, 115, 127, 132 & 1042]

This Standard makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of IFRS by the IASB.

These amendments have no major impact on the requirements of the amended pronouncements.

			1 January 2011	1 July 2011
AASB 2010-6 (IFRS 1 & 7)	Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets [AASB 1 & AASB 7]	The amendments increase the disclosure requirements for transactions involving transfers of financial assets. Disclosures require enhancements to the existing disclosures in AASB 7 (IFRS 7) where an asset is transferred but is not derecognised and introduce new disclosures for assets that are derecognised but the entity continues to have a continuing exposure to the asset after the sale.	1 July 2011	1 July 2011
AASB 2010-7 (IFRS 9 and consequential amendments to IFRS 1, 3, 4, 5, 7, IAS 1, 2, 8, 12, 18, 20, 21, 27, 28, 31, 32, 36, 37, 39 and IFRIC 2, 5, 10, 12, 19 and SIC 27)

Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)

[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 120, 121, 127, 128, 131, 132, 136, 137, 139, 1023, & 1038 and Interpretations 2, 5, 10, 12, 19 & 127]

The requirements for classifying and measuring financial liabilities were added to AASB 9 (IFRS 9). The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows:

•   The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•   The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

			1 January 2013	1 July 2013
AASB 2011-1 (IFRS 1, 5, IAS 1, 7, 8, 21, 28, 32, 34 and IFRIC 2 and SIC 12, 13)

Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project

[AASB 1, AASB 5, AASB 101, AASB 107, AASB 108, AASB 121, AASB 128, AASB 132, AASB 134, Interpretations 2, 112, & 113]

		This Standard amendments many Australian Accounting Standards, removing the disclosures which have been relocated to AASB 1054.	1 July 2011	1 July 2011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2011-2	Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project – Reduced disclosure regime [AASB 101, AASB 1054]	This Standard makes amendments to the application of the revised disclosures to Tier 2 entities, that are applying AASB 1053.	1 July 2013	1 July 2013
** (IFRS 10)	Consolidated Financial Statements

IFRS 10 establishes a new control model that applies to all entities. It replaces parts of IAS 27 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

			1 January 2013	1 July 2013
** (IFRS 11)	Joint Arrangements	IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly- controlled Entities – Non-monetary Contributions by Ventures. IFRS 11 uses the principle of control in IFRS 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.	1 January 2013	1 July 2013
** (IFRS 12)	Disclosure of Interests in Other Entities	IFRS 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about associates and subsidiaries with non-controlling interests.	1 January 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
** (IFRS 13)	Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for determining the fair value of assets and liabilities. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under IFRS when fair value is required or permitted by IFRS. Application of this definition may result in different fair values being determined for the relevant assets.

IFRS 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

			1 January 2013	1 July 2013

*	Designates the beginning of the applicable annual reporting period unless otherwise stated
**	The AASB has not issued this standard, which was finalised by the IASB in May 2011

The directors have not determined the impact of the above new and amended accounting standards.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

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

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	3,440	3,608	6,623

	3,440	3,608	6,623

Financial liabilities
Interest bearing liabilities	648	2,056	—
Contingent consideration	2,688	—	—

	3,336	2,056	—

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2011, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2011	2010	2009	2011	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000

Consolidated
+1% (100 basis points)	8	36	66	—	—	—
-.5% (50 basis points)	(4)	(18)	(33)	—	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2011 as in 2010 because the only balances affected by interest rates are cash and interest-bearing loan balances.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 20% (FY2010: 17%) of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 14% (FY2010: 26%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred. The Group does not hold foreign currency positions for trading purposes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

At 30 June 2011, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	68	195	172
Trade and other receivables	120	308	190

	188	503	362

Financial liabilities
Trade and other payables	139	—	—

At 30 June 2011, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	13	23	82
Trade and other receivables	23	48	389

	36	71	471

Financial liabilities
Trade and other payables	130	—	—

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2011, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2011 $’000	2010 $’000	2009 $’000	2011 $’000	2010 $’000	2009 $’000

Consolidated
AUD/USD/EURO +10%	4	(46)	(33)	—	—	—
AUD/USD/EURO -5%	(2)	26	19	—	—	—

The movements in profit in 2011 are less sensitive than in 2010 due to the higher level of net US Dollar assets and the net Euro financial liabilities at balance date.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk

The Group’s established a trade finance facility with its bankers during the reporting period. The Group does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines at 30 June 2011.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $14,346,164 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised an undiscounted contingent consideration liability of $3,474,000 payable in November 2013 to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2011. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2011. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	CONSOLIDATED
	2011 $’000	2010 $’000	2009 $’000

6 months or less	5,652	4,732	5,411
6-12 months	288	240	—
1-5 years	5,329	1,546	19,000
Over 5 years	11,763	12,360	—

	23,032	18,878	24,411

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group’s contingent consideration liability belongs to level 3 fair value hierarchy, where the inputs for the valuation of the liability are not based on observable market data (unobservable inputs), (Level 3).

The following table shows a reconciliation of the movement in the fair value of the financial instruments categorised within Level 3 between the beginning and the end of the reporting period.

	three	three	three
At 1 July	—	—	—
Recognised during the year	2,688	—	—
Released to the income statement	—	—	—

At 30 June	2,688	—	—

No gains or losses were recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value was discounted at the present value using a market discount rate of 9.8%. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $531,000/decrease by $531,000, respectively

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

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

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale. During the reporting period the Group identified an impairment trigger in relation to the capitalised development costs for the aftermarket Liquid Phase Injection (LPI) kits and recognised an allowance for impairment of $1,065,000.

Consolidation of Sprint Gas (Aust) Pty Ltd

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of Liquified Petroleum Gas (LPG) Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Call and Put options were issued over the remaining 45% non-controlling interest. Management has determined that the Call and Put options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

(b) Significant accounting estimates and assumptions

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(b) Significant accounting estimates and assumptions (continued)

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

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

Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

Recognition of contingent consideration

The Group has measured the value of the contingent consideration liability by reference to the fair values of the underlying obligations under the Put and Call options that give rise to the liability. In determining the fair values of underlying obligations under the Put and Call options the Group has made judgements in respect of the expected earnings before interest, depreciation and amortisation expected to be generated by the business during the calculation period.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

6. OPERATING SEGMENTS (continued)

Types of products and services

Engineering services (consultancy)

The engineering services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments. The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Alternative fuels (sale of goods)

The alternative fuels businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operate spare parts businesses for LPG fuel systems.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensees of Orbital technologies. Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

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

Major customers

The Group has a number of customers to which it provides both products and services. The alternative fuels segment supplies an Australian automobile manufacturer (Ford Australia) with LPG fuel systems that accounted for 12.7% of external revenue (2010: 22.9%). The next most significant customer, which accounted for 12.2% of external revenue, was in the engineering services segment (2010: a different engineering services segment customer accounted for 12.1% of external revenue). No other customer accounts for more than 10% of revenue.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

6. OPERATING SEGMENTS (continued)

(a) Operating segments

	Consulting Services			Alternative Fuels			Royalties and licences(i)			Consolidated
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Revenue - external customers	9,492	9,621	8,798	5,847	6,203	6,264	1,081	1,199	1,115	16,420	17,023	16,177

Unallocated other revenue										218	242	336

Total Revenue										16,638	17,265	16,513

Segment profit/(loss)	161	1,031	319	(2,764)	(1,727)	(739)	610	732	680	(1,993)	36	260

Research and development										(1,158)	(1,152)	(1,810)
Unallocated expenses - net (ii)										(2,581)	(3,570)	(3,556)
Gain on sale of property, plant and equipment										4,760	—	—
Gain on restructure of WA Government Loan										—	7,695	—
Profit on sale of interest in jointly controlled entity											—	3,678
Finance costs										(688)	(755)	(722)
Share of profit from equity accounted investment										3,233	1,874	1,846

Net profit/(loss) before related income tax										1,573	4,128	(304)

Income tax benefit/(expense)										190	388	(2,147)

Profit/(loss) after tax attributable to members										1,763	4,516	(2,451)

	Consulting Services			Alternative Fuels			Royalties and licences			Consolidated
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-cash (revenue) and expenses
Depreciation and amortisation	695	737	1,074	479	267	20	—	—	—	1,174	1,004	1,094
Equity settled employee compensation	122	127	122	9	49	8	1	1	1	132	177	131
Other non-cash (income)/expenses	(225)	(345)	72	2,007	—	—	—	—	—	1,782	(345)	72

Segment non-cash expenses	592	519	1,268	2,495	316	28	1	1	1	3,088	836	1,297

Equity settled employee compensation										202	163	192
Amortisation of non-interest bearing loans										614	626	722
Gain on restructure of WA Government Loan										—	(7,695)	—
Share of profit from equity accounted investment										(3,233)	(1,874)	(1,846)
Foreign exchange translation (gain)/loss										(79)	97	(564)

Total non-cash (revenue) and expenses										592	(7,847)	(199)

(i)	Royalties and licence and royalty costs include direct patent costs.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income. In FY10, unallocated expenses include $595,000 due diligence and capital raising expenses for a proposed acquisition which did not proceed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

6. OPERATING SEGMENTS (CONTINUED)

(a) Operating segments

	Consulting Services		Alternative Fuels		Royalties and licences		Consolidated
	2011 $’000	2010 $’000	2011 $’000	2010 $’000	2011 $’000	2010 $’000	2011 $’000	2010

Segment Assets	7,619	10,695	9,581	6,784	336	763	17,536	18,242

Unallocated assets
Cash							3,440	3,608
Other financial assets							3,434	—
Equity accounted investment in associate							11,406	11,534
Deferred tax asset							4,958	5,215

Consolidated Total Assets							40,774	38,599

Segment Liabilities	7,766	7,348	5,672	2,847	77	—	13,515	10,195

Unallocated liabilities
Borrowings							7,777	7,604

Consolidated Total Liabilities							21,292	17,799

Consolidated Net Assets							19,482	20,800

Segment acquisitions of non current assets	217	827	857	1,695	—	—	1,074	2,522

Acquisitions of non-current assets represent acquisitions of property, plant and equipment of $481,000 and development of intangibles of $593,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

6. OPERATING SEGMENTS (CONTINUED)

(b) Geographic information

	Americas			Europe			Asia			Australia			Consolidated
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue - external customers	3,473	4,032	3,523	889	282	1,844	1,917	3,665	2,295	10,141	9,044	8,515	16,420	17,023	16,177

Non-current assets	16,122	16,749		—	—		—	—		6,549	9,436		22,671	26,185

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

7. OTHER REVENUE

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000
Interest revenue	218	242	336

8. OTHER INCOME

Gain on sale of property, plant and equipment	4,760	41	—

Automotive grant income (a)	680	538	120

Net foreign exchange gains	79	—	564

Government grant arising on restructure of non interest bearing loan (refer note 26)	—	7,695	—

Grant income	587	330	—

Gain on sale of interest in investment accounted for using the equity method (refer note 16(e))	—	—	3,678

Other	4	155	8

	6,110	8,759	4,370

(a)	The Group receives Automotive Competitiveness and Investment Scheme (ACIS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants. During the year ACIS was replaced by the Automotive Transformation Scheme.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	8,249	8,485	8,019
Contributions to defined contributions superannuation funds	892	914	890
Equity settled transactions	334	339	323
(Decrease)/Increase in liability for annual leave	18	(110)	5
(Decrease)/Increase in liability for long service leave	19	98	(60)
Termination costs	418	276	—
Other associated personnel expenses	564	790	643

	10,494	10,792	9,820

(b) Finance costs

Interest on borrowings	74	129	4
Non-cash interest expense WA Government Loan	614	626	722

	688	755	726

(c) Other expenses

Administration	234	284	217
Marketing	73	97	29
Investor relations	28	88	74
(Write-back)/allowance for impairment of receivables	43	(114)	174
Write-off previously capitalised development expenditure	1,065	—	—
Net foreign exchange losses	—	97	—
Loss on sale of property, plant and equipment	—	—	322
Other	334	293	50

	1,777	745	866

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

9. EXPENSES (continued)

(d) Inventory expenses

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000
Raw materials and consumables used	3,182	5,245	6,284
Inventory write-downs (Note 15)	942	—	—
Change in inventories	360	(638)	(1,387)

	4,484	4,607	4,897

(e) Lease payments included in income statement

Minimum lease payments - operating lease	490	171	75

(f) Research and development costs

Research and development costs charged directly to the income statement:

- LPI development	—	275	564
- Green Car Innovation Fund project	963	—	—
- Other research & development	195	877	1,246

	1,158	1,152	1,810

10. INCOME TAX

(a) Recognised in the income statement

Current income tax
Current year (expense)/benefit	(342)	79	(165)
Prior year under provided	—	(108)	(251)

	(342)	(29)	(416)

Deferred tax
Relating to originating and reversing temporary differences	—	(2,826)	(147)
(Expense)/benefit on derecognition/recognition of tax losses	532	3,243	(398)
Expense on derecognition of tax losses arising from the disposal of an interest in Synerject	—	—	(1,186)

	532	417	(1,731)

Total income tax (expense)/benefit in income statement	190	388	(2,147)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

10. TAXATION (continued)

(b) Numerical reconciliation between tax benefit and pre-tax net profit

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000

(Loss)/Profit before tax	1,573	4,128	(304)

Income tax using the statutory tax rates	(472)	(1,238)	91
- Non deductible expenditure	(711)	(1,193)	(1,886)
- Non assessable items	706	444	1,938
- Deferred tax assets not brought to account in prior years now recognised	922	2,404	(1,874)
- Net withholding tax recouped/(paid)	(70)	202	(30)
- United States of America Federal and State taxes	(185)	(123)	(135)
- Under provided for in prior periods	—	(108)	(251)

Income tax (expense)/benefit on pre-tax net profit	190	388	(2,147)

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

11. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2011 was based on the profit/(loss) attributable to ordinary shareholders of $1,763,084 (2010: profit $4,515,451, 2009: loss $2,451,250) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2011 of 48,325,837 shares (2010: 48,086,676 shares, 2009: 47,756,379 shares), calculated as follows:

	CONSOLIDATED
	2011 $	2010 $	2009 $
Profit/(loss) attributable to ordinary shareholders	1,763,084	4,515,451	(2,451,250)

Weighted average number of ordinary shares (1)	Number	Number	Number

Weighted average number of ordinary shares at 30 June	48,325,837	48,086,676	47,756,379
Effect of potential dilutive ordinary shares	—	539,125	—

Weighted average number of potential dilutive ordinary shares at 30 June	48,325,837	48,625,801	47,756,379

Earnings per share	Cents	Cents	Cents

Basic earnings per share	3.65	9.39	(5.13)

Diluted earnings per share	3.65	9.29	(5.13)

Earnings per ADS

Basic earnings per ADS	58.40	150.24	(82.13)

Diluted earnings per ADS	58.40	148.64	(82.13)

Shares granted to employees (including Key Management Personnel) as described in note 36 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. In the current year, no potential shares which are issuable under the ELTSP have been included in the diluted earnings per share calculation. The 2,849,800 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future performance.

On April 19, 2010 the ratio of ordinary shares to ADS’s was changed from 40:1 to 160:1. On October 28, 2010 the ratio of ordinary shares to ADS’s was changed from 160:1 to 16:1 (see below).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

12. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2011	2010
	$’000	$’000

Cash at bank	1,181	148
Cash at bank - US dollars	68	195
Cash at bank - European currency units	13	23
At call deposits - financial institutions	2,178	3,242

	3,440	3,608

13. OTHER FINANCIAL ASSETS

Short term deposits - financial institutions	3,434	—

	3,434	—

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

14. TRADE AND OTHER RECEIVABLES

Current

Trade receivables	6,284	4,138
Allowance for impairment loss (a)	(154)	(116)

	6,130	4,022

Accrued royalties	288	734
Taxation instalments	48	141
Other receivables	117	71
Prepayments	258	116

	6,841	5,084

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of $154,000 (2010: $116,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(116)	(230)
Write-back/(charge) for the year	(43)	114
Amounts written off	5	—

At 30 June	(154)	(116)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

14. TRADE AND OTHER RECEIVABLES (continued)

(a) Allowance for impairment loss (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2011	Consolidated	6,284	4,484	1,097	267	282	154

2010	Consolidated	4,138	2,494	1,009	419	100	116

* Past due not impaired (‘PDNI’) Considered impaired (‘CI’)

Receivables past due but not considered impaired are $549,000 (2010: $519,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

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

(c) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	CONSOLIDATED
	2011	2010
	$’000	$’000

Materials and production supplies - at lower of cost and net realisable value	4,388	3,722

Inventories recognised as an expense for the year ended June 30, 2011 totalled $4,484,000 (2010: $4,607,000) for the Group (refer to note 9(d)).

Inventory write-downs recognised as an expense totalled $942,000 (2010: $nil) for the Group as a result of the contraction of the Australian LPG retrofit market (refer to note 9(d)).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

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

The Group accounts for the investment in Synerject using the equity method.

The Group has the following interests in Synerject:

		Country of	Financial	30 June Ownership
Name	Principal activities	incorporation	Year end	2011	2010

Synerject LLC	Manufacture of engine management systems	USA	31 December	42%	42%

Summarised financial information relating to Synerject for the respective reporting period is as follows:

	Revenues (100%) US$’000	Gross Profit (100%) US$’000	Profit (100%) US$’000	Current Assets (100%) US$’000	Non-Current Assets (100%) US$’000	Current Liabilities (100%) US$’000	Non-Current Liabilities (100%) US$’000	Net assets (100%) US$’000
30 June 2011	121,673	22,280	7,084	45,427	8,383	29,562	3,463	20,785
30 June 2010	89,536	19,322	4,160	36,051	9,181	21,494	7,939	15,799
30 June 2009	74,635	18,368	3,662

	Revenues (100%) A$’000	Gross Profit (100%) A$’000	Profit (100%) A$’000	Share of Synerject’s net profit recognised A$’000	Current Assets (100%) A$’000	Non-Current Assets (100%) A$’000	Current Liabilities (100%) A$’000	Non-Current Liabilities (100%) A$’000	Net assets as reported by Synerject (100%) A$’000	Share of Synerject’s net assets equity accounted A$’000
30 June 2011	123,163	22,555	7,171	3,233	42,301	7,806	27,528	3,224	19,355	11,406
30 June 2010	103,365	22,315	4,809	1,874	41,863	10,657	24,955	9,215	18,350	11,534
30 June 2009	102,198	25,149	5,014	1,846

(b) Movements in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2011	2010
	$’000	$’000
Beginning of year	11,534	11,264
Share of profits after tax	3,233	1,874
Share of reserves	343	(357)
Dividends received	(1,208)	(677)
Sale of interest	—	—
Unrealised foreign exchange movements	(2,496)	(570)

End of year	11,406	11,534

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

16. INVESTMENT IN ASSOCIATE (continued)

(c ) Results of Synerject

	CONSOLIDATED
	2011	2010	2009
	$’000	$’000	$’000
Share of Synerject’s profit before income tax	3,083	2,083	2,322
Share of income tax expense	(71)	(87)	(293)

Share of Synerject’s net profit - as disclosed by Synerject	3,012	1,996	2,029
Adjustments:
- dissimilar accounting treatment with respect to development expenditure	98	(354)	(477)
- dissimilar accounting treatment with respect to intangibles	123	232	294

Share of net profit accounted for using the equity method	3,233	1,874	1,846

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:

Within one year	292	649	618
One year or later and no later than five years	1,014	1,349	1,603
Later than 5 years	467	741	1,190

	1,773	2,739	3,411

(e) Gain on sale of interest in Synerject

Proceeds on disposal	—	—	5,931
Carrying value of investment in Synerject disposed of	—	—	2,253

Gain on sale of interest	—	—	3,678

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2011	2010	2011	2010	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of US loss carry-forwards recognised	4,716	5,215	—	—	4,716	5,215
Other net temporary differences	2,301	2,197	(2,059)	(2,197)	242	—

Net tax assets	7,017	7,412	(2,059)	(2,197)	4,958	5,215

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated
	2011	2010
	$’000	$’000
Australia (net at 30%)

Tax losses	17,907	17,654

Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences (a)	233	(207)

	20,074	19,381

United States of America (net at 34%)
Tax losses	8,588	10,632
Other net temporary differences	3,339	5,075

	11,927	15,707

(a) Other net temporary differences

Annual leave	339	259
Long service leave	407	401
Staff bonus	15	173
Revenue in advance	1,122	964
Impairment allowance	320	—
Other	(208)	193
Government loan	(1,851)	(2,023)
Accelerated depreciation: plant & equipment	89	(174)

	233	(207)

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2011, the available tax carry forward losses of US$40,154,383 (2010: US$45,034,834) expire between the years 2012 and 2024.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

17. DEFERRED TAX ASSETS AND LIABILITIES (continued)

Movement in temporary differences during the year

	Balance 1-Jul-09 $’000	Acquired during the year $’000	Recognised in income $’000	Recognised in equity (b) $’000	Balance 30-Jun-10 $’000
Tax value of loss carry-forwards recognised	5,054	—	417	(256)	5,215

Net tax assets	5,054	—	417	(256)	5,215

	Balance 1-Jul-10 $’000	Acquired during the year $’000	Recognised in income $’000	Recognised in equity (b) $’000	Balance 30-Jun-11 $’000
Tax value of loss carry-forwards recognised	5,215	—	532	(1,031)	4,716
Other temporary differences	—	242	—	—	242

Net tax assets	5,215	242	532	(1,031)	4,958

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

18. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED
	2011	2010
	$’000	$’000
Freehold land
At cost	—	1,091

Buildings
At cost	—	3,057
Less: accumulated depreciation	—	(1,137)

	—	1,920

Plant and equipment
At cost	21,693	22,336
Less: accumulated depreciation	(17,559)	(17,436)

	4,134	4,900

Total property, plant and equipment - net book value	4,134	7,911

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

18. PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	CONSOLIDATED
	2011	2010
	$’000	$’000
Freehold land
Carrying amount at beginning of year	1,091	1,091
Disposals	(1,091)	—

Carrying amount at end of year	—	1,091

Buildings
Carrying amount at beginning of year	1,920	2,002
Disposals	(1,866)	—
Depreciation	(54)	(82)

Carrying amount at end of year	—	1,920

Plant and equipment
Carrying amount at beginning of year	4,900	4,304
Additions	481	1,394
Acquired in business combination	468	—
Disposals	(839)	(3)
Depreciation	(876)	(795)

Carrying amount at end of year	4,134	4,900

Total
Carrying amount at beginning of year	7,911	7,397

Carrying amount at end of year	4,134	7,911

All property, plant and equipment of the Group are subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

19. INTANGIBLES AND GOODWILL

Goodwill acquired in business combination
At cost	1,736	363

Capitalised development expenditure
At cost	1,891	1,298
Less: accumulated amortisation	(389)	(136)
Less: allowance for impairment	(1,065)	—

	437	1,162

Total intangibles and goodwill – net book value	2,173	1,525

(a) Reconciliations of carrying amounts at the beginning and end of the period

Reconciliations of the carrying amounts of goodwill

Carrying amount at beginning of year	363	363
Goodwill arising from acquisition of Sprint Gas business (note 38)	1,373	—

Carrying amount at end of year	1,736	363

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

19. INTANGIBLES AND GOODWILL (continued)

Reconciliations of the carrying amounts for capitalised development expenditure

	CONSOLIDATED
	2011 $’000	2010 $’000
Carrying amount at beginning of year	1,162	170
Additions and transfers	593	1,128
Write-off of previously capitalised development expenditure (c)	(1,065)	—
Amortisation	(253)	(136)

Carrying amount at end of year	437	1,162

(b) Description of the Group’s intangible assets and goodwill

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008 ($363,000) and Sprint Gas (Aust) Pty Ltd on 27 May 2011 ($1,373,000).

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems for the Ford EcoLPi Falcon have been capitalised. The EcoLPi range of Falcon vehicles were launched by Ford Australia in July 2011.

(c) Impairment losses recognised

Continuing operations

An impairment loss of $1,065,000 on previously capitalised development expenditure was recognised for continuing operations in the 2011 financial year (2010: $nil). The impaired development expenditure related to the development of LPG fuel systems for aftermarket conversions. The impairment loss was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. The assessment of recoverable amount was based on a value in use model using a discount rate of 18.4% and was determined at the cash-generating unit level. The cash-generating unit consists of the capitalised development costs relating to the reportable Alternative Fuels Segment. The impairment loss has been recognised in the income statement in the line item “other expenses”.

(d) Impairment tests for goodwill and intangibles with indefinite useful lives

(i) Description of the cash generating units and other relevant information

Goodwill acquired through business combinations have been allocated to and are tested at the level of their respective cash generating units, each of which is an operating segment within the same reportable segment (refer to note 6), for impairment testing:ing as follows:

•	Orbital Autogas Systems cash generating unit

•	Sprint Gas cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2011 based on financial budgets approved by management covering a five-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.4%.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

19. INTANGIBLES AND GOODWILL (continued)

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2011 based on financial budgets approved by management covering a five-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.4%.

(ii) Carrying amount of goodwill and intangible assets allocated to each of the cash generating units

The carrying amounts of goodwill and intangible assets allocated to the Orbital Autogas Systems segment and to the Sprint Gas segment are shown below:

	Orbital Autogas Systems		Sprint Gas		Total
	2011 $’000	2010 $’000	2011 $’000	2010 $’000	2011 $’000	2010 $’000

Carrying amount of goodwill	363	363	1,373	—	1,736	363

Carrying amount of capitalised development expenditure	437	1,162	—	—	437	1,162

(iii) Key assumptions used in value in use calculations for the Orbital Autogas Systems and Sprint Gas units, respectively, for 30 June 2011 and 30 June 2010

The calculations of value in use for the Orbital Autogas Systems and Sprint Gas cash generating units are most sensitive to the following assumptions:

•	Revenue

•	Gross margins

•	Discount rates

Revenues – revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the years preceding the start of the budget period.

Gross margins — gross margins are based on the average values achieved in the years preceding the start of the budget period.

Discount rates — discount rates reflect management’s estimate of the time value of money and the risks specific to each unit that are not already reflected in the cash flows. In determining appropriate discount rates for each unit, regard has been given to the external borrowing rate of the entity as a whole.

(iv) Sensitivity to changes in assumptions

Orbital Autogas Systems cash generating unit

With regard to the assessment of the value in use of the Orbital Autogas Systems cash generating unit, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Sprint Gas cash generating unit

With regard to the assessment of the value in use of the Sprint Gas cash generating unit, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

20. TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2011	2010
	$’000	$’000
Current

Trade creditors and accruals	3,453	2,047
Revenues received in advance	1,551	629

	5,004	2,676

(a) Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. INTEREST BEARING LOANS AND BORROWINGS

Current

Loans and advances - secured (a)	648	2,056

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,3650,000 (2010: $3,800,000).

(b) Maturity

All loans and advances have a maturity of no greater than 180 days.

(c) Interest

Interest calculations are based on fixed interest rates applicable at the date of drawdown and payable on maturity. The average interest rate on borrowings outstanding at reporting date is 8.49% (2010: 8.00%).

(d) Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	NOTE	CONSOLIDATED
		2011 $’000	2010 $’000
Total facilities available
Forward exchange contracts facility		200	350
Trade finance facility		2,500	2,500
Corporate credit card facility		200	200
Bank guarantee		465	—
Multi-option credit facility		—	750

		3,365	3,800

Facilities utilised at balance date
Forward exchange contracts facility		—	—
Trade finance facility	21	648	2,056
Corporate credit card facility		34	29
Bank guarantee		465	—
Multi-option credit facility		—	—

		1,147	2,085

Facilities not utilised at balance date
Forward exchange contracts facility		200	350
Trade finance facility		1,852	444
Corporate credit card facility		166	171
Bank guarantee		—	—
Multi-option credit facility		—	750

		2,218	1,715

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,365,000 (2010: $3,800,000).

The Company has also provided the Company’s banker with security over a short term deposit of $3,365,000 (2010: $nil) held by the Company’s banker as cash collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlord of the Balcatta premises.

23. EMPLOYEE BENEFITS

(a) Current	2,354	2,420

(b) Non-Current	132	455

(c) Aggregate Liability for employee entitlements	2,486	2,875

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	4.0%	3.5%
Discount rate at 30 June	5.1%	5.2%
Settlement term (years)	10	10

Number of employees at year end	118	102

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

24. DEFERRED REVENUE

(a) Current

	CONSOLIDATED
	2011 $’000	2010 $’000
Deferred revenue for operation of heavy duty engine testing facility	316	316

(b) Movement in deferred revenue

At 1 July	316	—
Transferred from government grants (see note 27)	—	512
Released to the income statement	—	(196)

At 30 June	316	316

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

25. OTHER PROVISIONS

(a) Current

Warranties	88	119
Surplus lease space	37	—
Other	70	54

	195	173

(b) Non-Current

Surplus lease space	304	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

25. OTHER PROVISIONS (continued)

(c) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

	CONSOLIDATED
	2011 $’000	2010 $’000
Warranties - current
Carrying amount at beginning of year	119	92
Arising during the year	91	67
Utilised	(122)	(40)

Carrying amount at end of year	88	119

Surplus lease space - current
Carrying amount at beginning of year	—	—
Utilised	(13)	—
Reclassified from non-current	50	—

Carrying amount at end of year	37	—

Other provisions - current
Carrying amount at beginning of year	54	—
Arising during the year	70	54
Utilised	(54)	—

Carrying amount at end of year	70	54

Surplus lease space - non-current
Carrying amount at beginning of year	—	—
Arising during the year	354	—
Reclassified to current	(50)	—

Carrying amount at end of year	304	—

26. LONG TERM BORROWINGS

Non-Current
Loans and advances - secured (a)	7,777	7,604

(a)	The Government of Western Australia had previously provided the Company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. During the 2010 year Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,164 with the following terms and conditions.

•	Term - 2010 to 2025.

•	Repayments - Commencing May 2010 at $200,000 per annum.

•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

26. LONG TERM BORROWINGS (continued)

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The fair value of the loan 2011: $7,423,513 (2010:$7,184,041) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2011: 7.23% (2010: 7.17%)

27. GOVERNMENT GRANTS

	CONSOLIDATED
	2011 $’000	2010 $’000
Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	225

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,649	1,874

Total government grants deferred	1,874	2,099

(a) Movement in government grants

At 1 July	2,099	2,760
Transferred to deferred revenue	—	(512)
Released to the income statement	(225)	(149)

At 30 June	1,874	2,099

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

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred to deferred revenue (see note 24).

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

28. CONTINGENT CONSIDERATION

Non-Current liabilities
Contingent consideration for business acquisition	2,688	—

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore a present ownership interest is granted. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

28. CONTINGENT CONSIDERATION (continued)

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently at fair value through the profit and loss

The contingent consideration payable will be calculated with reference to the estimated value of the Sprint Gas business, based on an estimated average EBITDA multiple. The undiscounted estimated contingent consideration payable is $3,474,000. If the business was to perform 20% better or 20% worse than the current four year forecast the estimated fair value of the contingent consideration would increase by $531,000/decrease by $531,000 respectively.

(a) Movement in contingent consideration

	CONSOLIDATED
	2011 $’000	2010 $’000
At 1 July	—	—
Recognised during the year	2,688	—
Released to the income statement	—	—

At 30 June	2,688	—

No gains or losses were recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.

29. SHARE CAPITAL

Ordinary shares	19,345	19,261

	Number	$’000
Movement in ordinary shares on issue

At 1 July 2008	47,456,319	225,720
Shares issued pursuant to employee share plans	432,186	335
Cancelled share capital (a)	—	(207,000)

At 30 June 2009	47,888,505	19,055

Shares issued pursuant to employee share plans	308,889	206

At 30 June 2010	48,197,394	19,261
Shares issued pursuant to Share Consolidation (c)	1,494	—

Shares issued pursuant to employee share plans	283,670	84

At 30 June 2011	48,482,558	19,345

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

29. SHARE CAPITAL (continued)

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

(c) Share Consolidation

On 28 October 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on 28 October 2010.

The effect of the share consolidation has been retroactively applied to the number of shares outstanding.

30. RETAINED PROFITS AND RESERVES

(a) Movements in retained profits/(accumulated losses) were as follows:

	CONSOLIDATED
	2011 $’000	2010 $’000

Balance 1 July	1,292	(3,224)
Net profit	1,763	4,516

Balance 30 June	3,055	1,292

(b) Other reserves

Consolidated	Employee Equity Benefits Reserve $’000	Foreign Currency Translation Reserve $’000	Total $’000

Balance 1 July 2009	884	399	1,283
Equity-settled transaction-employee shares	250	—	250
Transfer to share capital	(117)	—	(117)
Other comprehensive loss	—	(1,169)	(1,169)

Balance at 30 June 2010	1,017	(770)	247

Balance 1 July 2010	1,017	(770)	247
Equity-settled transaction-employee shares	250	—	250
Other comprehensive loss	—	(3,415)	(3,415)

Balance at 30 June 2011	1,267	(4,185)	(2,918)

(c) Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including Key Management Personnel (KMPs), as part of their remuneration. Refer to note 36 for further details of these plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

30. RETAINED PROFITS AND RESERVES (continued)

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

31. CONSOLIDATED ENTITY

	Note		Class of Shares	Consolidated Entity Interest
				2011%	2010%	2009%
Ultimate Parent Entity
- Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100	100
- OEC Pty Ltd	(a	)	Ord	100	100	100
- S T Management Pty Ltd	(a	)	Ord	100	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100	100
- Orbital Environmental Pty Ltd	(a	)	Ord	100	100	100
- Orbital Share Plan Pty Ltd	(b	)	Ord	100	100	N/A
- Orbital Autogas Systems Pty Ltd			Ord	100	100	N/A
- Sprint Gas (Aust) Pty Ltd	(c	)	Ord	100	N/A	N/A
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100	100

(a)	Dormant for the years ended 30 June 2011 and 2010.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.
(c)	Refer to note 38 for further discussion.

32. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2011 $’000	2010 $’000

Current assets	4	22
Total assets	38,645	41,494

Current liabilities	—	—
Total liabilities	19,163	20,694

Issued capital	19,345	19,261
Retained profits/(accumulated losses)	(1,130)	522
Employee equity benefits reserve	1,267	1,017

Total shareholders’ equity	19,482	20,800

Profit/(loss) of the parent entity	(1,652)	4,270

Total comprehensive income/(loss) of the parent entity	(1,652)	4,270

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

32. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED (continued)

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

33. RELATED PARTIES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 31), investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 34).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 31.

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2011 $’000	2010 $’000
Receivables
Current	—	3

Payables
Current	7	110

(ii) Transactions

During the year the Group purchased goods and services to the value of $140,000 (2010: $190,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

34 KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson)

Mr JG Young – retired 28 February 2011

Dr MT Jones

Dr V Braach-Maksvytis

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

34. KEY MANAGEMENT PERSONNEL (continued)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director, Orbital Autogas Systems) (ceased to be a KMP on July 1, 2011)

Dr GP Cathcart (Director, Consulting Services & Engineering)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2011 $	2010 $	2009 $

Short-term employee benefits	876,810	1,587,275	1,233,798
Post-employment benefits	131,555	132,605	129,491
Equity compensation benefits	223,405	225,737	165,918
Termination benefits	288,241	—	—

	1,520,011	1,945,617	1,529,207

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at 30 June 2011.

Loans to key management personnel and their related parties.

The Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at 30 June 2011

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-10	Purchases	Granted as compensation		Sales	Other(a)(b)	Held at 30-Jun-11
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	74,854	—	—	—	—	(74,854)	—
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive directors
Mr TD Stinson(e)	230,088	145,602	—	—	—	—	375,690

Executives
Mr KA Halliwell	136,734	37,500	3,369	—	—	2	177,605
Mr BA Fitzgerald	103,242	—	3,369	—	—	2	106,613
Dr GP Cathcart	48,091	—	3,369	—	—	2	51,462

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

34. KEY MANAGEMENT PERSONNEL (continued)

	Held at 1-Jul-09	Purchases	Granted as compensation		Sales	Other(c)	Held at 30-Jun-10
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	74,854	—	—	—	—	—	74,854
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive directors
Mr TD Stinson (c)	120,100	110,000	—	—	—	(12)	230,088

Executives
Mr KA Halliwell	94,189	—	1,625	40,920	—	—	136,734
Mr BA Fitzgerald	67,517	—	1,625	34,100	—	—	103,242
Dr GP Cathcart	30,346	—	1,625	16,120	—	—	48,091

	Held at 1-Jul-08	Purchases	Granted as compensation		Sales	Other(d)	Held at 30-Jun-09
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	24,854	50,000	—	—	—	—	74,854
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	—	18,000	—	—	—	—	18,000
Mr JR Marshall	6,688	—	—	—	—	(6,688)	—

Executive directors
Mr TD Stinson	—	120,100	—	—	—	—	120,100

Executives
Mr KA Halliwell	49,966	—	1,923	42,300	—	—	94,189
Mr BA Fitzgerald	30,494	—	1,923	35,100	—	—	67,517
Dr GP Cathcart	16,723	—	1,923	11,700	—	—	30,346

(a)	Represents shareholdings at time that Mr JG Young ceased to be a Director.
(b)	Represents the rounding of shareholdings as a result of the share consolidation.
(c)	As a result of a change to the ratio of ADSs to ordinary shares the equivalent ordinary shares of Mr Stinson were rounded down to the nearest multiple of 160.
(d)	Represents shareholding at time that Mr JR Marshall ceased to be a Director.
(e)	Mr Stinson’s shareholding of 375,690 is represented by 6,618 ADSs and 269,802 ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

34. KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11

Executive directors
Mr TD Stinson	655,000	665,000	—	—	—	1,320,000

Executives
Mr KA Halliwell	363,500	337,567	—	—	(27,000)	674,067
Mr BA Fitzgerald	333,000	311,600	(627,000)	—	(17,000)	—
Dr GP Cathcart	256,500	252,700	—	—	(17,000)	492,200

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	130,000	525,000	—	—	—	655,000

Executives
Mr KA Halliwell	163,000	266,500	—	(40,920)	(25,080)	363,500
Mr BA Fitzgerald	142,000	246,000	—	(34,100)	(20,900)	333,000
Dr GP Cathcart	83,000	199,500	—	(16,120)	(9,880)	256,500

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	130,000	—	—	—	130,000

Executives
Mr KA Halliwell	140,000	70,000	—	(42,300)	(4,700)	163,000
Mr BA Fitzgerald	111,000	70,000	—	(35,100)	(3,900)	142,000
Dr GP Cathcart	56,000	40,000	—	(11,700)	(1,300)	83,000

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11

Executive directors
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09

Executive directors
Mr TD Stinson	—	1,150,000	—	—	—	1,150,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

35. NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		CONSOLIDATED
			2011 $’000	2010 $’000	2009 $’000

Profit/(loss) after income tax			1,763	4,516	(2,451)

Adjustments for:
(Gain)/Loss on sale of property, plant and equipment	8,9		(4,760)	(41)	322
Depreciation	18		930	877	1,094
Amortisation	19		253	136	—
Amortisation of deferred revenue and government grants			(225)	(345)	—
Impairment, write-off/(write-back) of trade receivables			38	(114)	(198)
Impairment of capitalised development costs	19		1,065	—	—
Inventory write-down	15		942	—	—
Amortisation of non-interest bearing loans			613	626	722
Gain on restructure of non-interest bearing loans	26		—	(7,695)	—
Amounts set aside to warranty and other provisions			318	(133)	(34)
Profit on sale of interest in equity accounted investment	16		—	—	(3,678)
Share of net profit of equity accounted investment	16		(3,233)	(1,874)	(1,846)
Employee compensation expense	36	(a)	334	339	323
Net foreign exchange (gains)/losses			(79)	97	(564)

Net cash used in operating activities before changes in assets and liabilities			(2,041)	(3,611)	(6,310)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables			(621)	28	2,316
Decrease/(increase) in inventories			360	(638)	(1,387)
Increase in intangibles			—	—	(12)
Decrease/(increase) in deferred tax assets			(532)	(417)	2,697
(Decrease)/increase in payables			1,629	(951)	654
(Decrease)/increase in employee provisions			(587)	540	(55)

			249	(1,438)	4,213

Net cash used in operating activities			(1,792)	(5,049)	(2,097)

36. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	334	339	323

The share-based payment plans are described below. Entitlements to shares are based 50% of Total Shareholder Return and 50% on Earnings Per Share.

(b) Employee Share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During 2011, there were 283,670 (2010: 144,589) shares issued under Plan No 1 to eligible employees at a market value on the day of issue of $84,193 (2010: $89,000).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

36. SHARE-BASED PAYMENT PLANS (continued)

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

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2011, nil (2010: 164,300) rights were issued in accordance with the terms of the plan.

(b)	50% of the shares offered will be issued if the Company achieves earnings in excess of 11 cents per share for the year ending 30 June 2013.

At the Company’s Annual General Meeting in October 2010, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During 2011, a total of 1,730,900 rights under the plan were offered to 6 executives (2010: 1,436,000 rights offered to 7 executives).

Summary of rights granted under the ELTSP

	2011 No.	2010 No.	2009 No.
Outstanding at the beginning of the year	1,855,000	780,000	743,500
Granted during the year	1,730,900	1,436,000	410,000
Forfeited during the year	(642,600)	(96,000)	(90,750)
Vested during the year and shares issued	—	(164,300)	(264,850)
Expired during the year	(93,500)	(107,000)	(17,900)

Outstanding at the end of the year	2,849,800	1,855,000	780,000

The outstanding balance as at 30 June 2011 is represented by:

•	310,000 rights with a fair value at grant date of $0.580 that will potentially vest in August 2011;

•	1,120,500 rights with a fair value at grant date of $0.465 that will potentially vest in August 2012; and

•	1,419,300 rights with a fair value at grant date of $0.335 that will potentially vest in August 2013.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

36. SHARE-BASED PAYMENT PLANS (continued)

Fair value of rights on grant date

TSR related rights

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-08	3 years	58 cents	nil	79 cents	62.70%	5.68%
31-Aug-09	3 years	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	33 cents	nil	34 cents	60.00%	4.27%

EPS related rights

The following factors and assumptions were used in determining the fair value of EPS related rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Market price of shares on grant date

31-Aug-09	3 years	55 cents	nil	55 cents
31-Aug-10	3 years	34 cents	nil	34 cents

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(i)	do not give the holder a legal or beneficial interest in shares of the Company; and

(ii)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(i)	a performance hurdle is met over the periods specified by the Board; or

(ii)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(iii)	it is determined by the Board in light of specific circumstances.

The Terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(i)	Mr T D Stinson will be awarded 1,150,000 performance rights;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

36. SHARE-BASED PAYMENT PLANS (continued)

(ii)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair Value at grant date $
1	200,000	$2.50	94,000
2	200,000	$5.00	70,000
3	200,000	$7.50	56,000
4	200,000	$10.00	46,000
5	125,000	$20.00	16,250
6	125,000	$30.00	11,250
7	100,000	$50.00	5,000

(iii)	the acquisition price and exercise price of the performance rights will be nil;.

(iv)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date; and

(v)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended 30 June 2011.

37. DEFINED CONTRIBUTION SUPERANNUATION FUND

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

38. BUSINESS COMBINATION

Initial acquisition of Sprint Gas Business

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems. The consideration transferred was $2,000,000 cash as payment in full for 2,200,000 ordinary shares in the new company, Sprint Gas (Aust) Pty Ltd.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement, Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (Contingent consideration liability).

The option that gives rise to the contingent consideration liability is classified as a financial liability at fair value through profit and loss.

The acquisition of Sprint Gas significantly broadens the Group’s wholesaling and distribution activities in the area of alternative fuels and positions the Group as a leader in the Australian LPG market.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

38. BUSINESS COMBINATION (continued)

Initial acquisition of Sprint Gas Business (continued)

The relocation provision recognised on acquisition was a present obligation of Sprint Gas (Aust) Pty Ltd prior to the business combination and its execution was not conditional upon it being acquired by Orbital Corporation Limited. The key factor contributing to the $1,373,000 of goodwill is the profits expected to be generated by the business during the contingent consideration calculation period. None of the goodwill recognised is expected to be deductable for income tax purposes.

Included in the business acquired were receivables with a gross contractual and fair value of $1,208,000 resulting from trade sales with customers. Management expects these amounts to be collected in full and converted to cash consistent with customer terms, which call for payment within 30-45 days of the initial sale.

The total provisional cost of the combination was $4,688,000 and comprised the payment of cash and the recognition of a contingent consideration liability. As the acquisition was made close to year end, the Company has left the acquisition accounting open pending further adjustment to the fair values of net assets acquired. The initial accounting for the combination will be finalised within the next financial year.

The provisional fair values of the identifiable assets and liabilities of Sprint Gas (Aust) Pty Ltd as of the date of acquisition were as follows:

Consolidated Fair value at acquisition date $’000
Cash and cash equivalents	420
Trade and other receivables	1,319
Inventories	1,968
Plant and equipment	468
Deferred tax asset	242

4,417

Trade and other payables	(835)
Employee benefits	(197)
Relocation provision	(70)

(1,102)

Provisional fair value of identifiable net assets	3,315
Goodwill arising on acquisition	1,373

4,688

The fair values have been determined provisionally and based upon the best information available as initial accounting was not complete at the reporting date.

Consolidated Fair value at acquisition date $’000
Acquisition-date fair-value consideration transferred:
Cash paid	2,000
Contingent consideration liability	2,688

Consideration transferred	4,688

Direct costs relating to the acquisition (included in administration expenses)	206

The cash outflow on acquisition is as follows:
Net cash acquired with the subsidiary	420
Cash paid (including $200,000 loan to Sprint Gas (Aust) Pty Ltd)	(2,200)

Net consolidated cash outflow	(1,780)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

38. BUSINESS COMBINATION (continued)

Initial acquisition of Sprint Gas Business (continued)

The consolidated statement of comprehensive income includes sales revenue and net profit for the year ended 30 June 2011 of $1,112,153 and $204,049, respectively, as a result of the acquisition of Sprint Gas (Aust) Pty Ltd.

It is not possible to quantify the impact that the acquisition of Sprint Gas (Aust) Pty Ltd would have had on the consolidated statement of comprehensive income had it occurred at the beginning of the reporting period as separate books and records were not maintained for this business unit.

39. COMMITMENTS

(a) Operating leases

The Group leases premises and plant & equipment under operating leases. The lease for the engineering premises is for a period of 10 years with options to extend for two further periods of five years each. Leases for warehousing premises typically run for a period of 5 years. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

	CONSOLIDATED
	2011 $’000	2010 $’000	2009 $’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	1,022	184	182
- Later than one year but not later than five years	3,536	3	165
- later than five years	4,273	—	3

	8,831	187	350

During the financial year ended 30 June 2011, $489,612 was recognised as an expense in the income statement in respect of operating leases (2010:$171,081).

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

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:
- Not later than one year	391	391	391
- Later than one year but not later than five years	682	1,073	1,464

	1,073	1,464	1,855

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2011

40. CONTINGENCIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. In the event of the Company terminating the employment of a KMP (other than by reason of serious misconduct or material breach of their service agreement), an equivalent of 4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year is payable to the KMP. The maximum entitlement to termination pay is limited to 65 weeks pay. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

41. EVENTS AFTER THE BALANCE SHEET DATE

On 11 August 2011 the Company announced that its American Depositary Shares will begin trading on the NYSE Amex on 25 August 2011.

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

42. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2011 $	2010 $	2009 $
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports	347,900	374,420	278,950

Amounts received or due and receivable for taxation services by:
Auditors of the Company	10,000	10,055	10,000

Amounts received or due and receivable for other services by:
Auditors of the Company	5,150	5,627	49,726

Total auditors’ remuneration	363,050	390,102	338,676

The Auditors of the Company in 2011, 2010 and 2009 were Ernst & Young.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated balance sheets of Synerject, LLC and Subsidiaries (the Company) as of December 31, 2010 and June 30, 2009 and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for the 18 month period ended December 31, 2010 and the 12 month periods ended June 30, 2009 and 2008. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and Subsidiaries as of December 31, 2010 and June 30, 2009 and the results of their operations and their cash flows for the 18 month period ended December 31, 2010 and the 12 month periods ended June 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Witt Mares, PLC
Norfolk, Virginia
February 24, 2011

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and June 30, 2009

	December 31, 2010	June 30, 2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,985,793	$1,078,333
Trade accounts receivable, net of allowance for doubtful accounts of $158,884 in 2010 and $223,064 in 2009	21,488,855	19,649,000
Inventories	5,817,704	4,685,518
Prepaid expenses and other assets	2,636,027	3,110,873

Total current assets	33,928,379	28,523,724

Property, plant and equipment, net	4,942,843	5,349,770

License agreements, net of accumulated amortization of $9,645,707 in 2010 and $8,856,494 in 2009	3,799,637	5,018,129

Total assets	$42,670,859	$38,891,623

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$13,721,010	$11,496,195
Accrued expenses and other liabilities	6,192,452	4,242,509
Current portion of long-term debt	1,888,596	1,888,596
Line of credit	594,139	1,636,504

Total current liabilities	22,396,197	19,263,804

Accrued expenses - noncurrent		454,096
Long-term debt, excluding current portion	2,518,126	5,351,021

Total liabilities	24,914,323	25,068,921

Members’ equity	16,886,300	12,797,191
Accumulated other comprehensive income	870,236	1,025,511

Total members’ equity	17,756,536	13,822,702

Total liabilities and members’ equity	$42,670,859	$38,891,623

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

18 Month Period Ended December 31, 2010 and 12 Month Periods Ended June 30, 2009 and 2008

	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009	12 Months Ended June 30, 2008
Revenue
Net sales	$145,123,722	$69,844,265	$76,867,607
Engineering services revenue	4,960,464	4,790,772	4,153,867

Total revenue	150,084,186	74,635,037	81,021,474

Costs and expenses
Cost of goods sold	118,218,938	56,267,221	62,060,772
Engineering expenses	13,213,292	6,532,343	8,539,305
Selling, general and administrative expenses	10,893,989	7,453,689	7,267,068

Total costs and expenses	142,326,219	70,253,253	77,867,145

Operating income	7,757,967	4,381,784	3,154,329

Other income (expense)
Interest expense	(395,160)	(289,912)	(506,064)
Other	(46,634)	(430,054)	(246,570)

	(441,794)	(719,966)	(752,634)

Net income	$7,316,173	$3,661,818	$2,401,695

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity and Comprehensive Income

18 Month Period Ended December 31, 2010 and 12 Month Periods Ended June 30, 2009 and 2008

	CAS	Members’ equity OFT	Total	CAS	Accumulated other comprehensive income OFT	Total	Total members’ equity
Balances at June 30, 2007	$7,297,242	$7,297,242	$14,594,484	$489,559	$489,559	$979,118	$15,573,602

Distributions to members	(843,796)	(843,796)	(1,687,592)	—	—	—	(1,687,592)

Comprehensive income:
Net income	1,200,848	1,200,847	2,401,695	—	—	—	2,401,695
Foreign currency translation adjustment	—	—	—	367,465	367,465	734,930	734,930
Net unrealized loss in fair value of derivative	—	—	—	(38,380)	(38,380)	(76,760)	(76,760)

Total comprehensive income							3,059,865

Balances at June 30, 2008	7,654,294	7,654,293	15,308,587	818,644	818,644	1,637,288	16,945,875

Distributions to members	(3,086,607)	(3,086,607)	(6,173,214)	—	—	—	(6,173,214)

Comprehensive income:
Net income	1,914,378	1,747,440	3,661,818	—	—	—	3,661,818
Foreign currency translation adjustment	—	—	—	(392,665)	(358,424)	(751,089)	(751,089)
Reversal of previously unrealized losses in fair value of derivative	—	—	—	69,656	69,656	139,312	139,312

Total comprehensive income							3,050,041

Balances at June 30, 2009	6,482,065	6,315,126	12,797,191	495,635	529,876	1,025,511	13,822,702

Distributions to members	(1,871,697)	(1,355,367)	(3,227,064)	—	—	—	(3,227,064)

Comprehensive income:
Net income	4,243,380	3,072,793	7,316,173	—	—	—	7,316,173
Foreign currency translation adjustment	—	—	—	(90,060)	(65,215)	(155,275)	(155,275)

Total comprehensive income							7,160,898

Balances at December 31, 2010	$8,853,748	$8,032,552	$16,886,300	$405,575	$464,661	$870,236	$17,756,536

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

18 Month Period Ended December 31, 2010 and 12 Month Periods Ended June 30, 2009 and 2008

	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009	12 Months Ended June 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,316,173	$3,661,818	$2,401,695
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	2,003,132	1,511,016	1,140,519
Amortization of license agreements	832,657	839,111	956,208
Write-off of accrued interest on license agreement	444,261	—	—
Loss on disposal of property, plant and equipment	—	—	27,285
Changes in assets and liabilities increasing (decreasing) cash flows from operations: Accounts receivable	(1,245,827)	(3,295,424)	(3,205,497)
Inventories	(1,163,680)	(402,504)	(205,972)
Prepaid expenses and other assets	433,199	(1,175,011)	457,766
Accounts payable	2,425,394	431,620	1,146,122
Accrued expenses and other liabilities	1,572,357	1,333,831	(19,166)

Net cash provided by operating activities	12,617,666	2,904,457	2,698,960

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangibles	—	—	(116,548)
Acquisitions of property, plant and equipment	(1,617,365)	(1,244,348)	(1,025,088)

Net cash used in investing activities	(1,617,365)	(1,244,348)	(1,141,636)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(3,227,064)	(6,173,214)	(1,687,592)
Net borrowings (repayments) on line of credit	(1,042,365)	361,532	124,972
Proceeds from long-term borrowing	—	7,554,382	—
Principal payments on long-term debt	(2,832,895)	(4,776,055)	(1,908,873)

Net cash used in financing activities	(7,102,324)	(3,033,355)	(3,471,493)

Effect of exchange rate changes on cash and cash equivalents	(990,517)	(162,663)	204,714

Net increase (decrease) in cash and cash equivalents	2,907,460	(1,535,909)	(1,709,455)

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

18 Month Period Ended December 31, 2010 and 12 Month Periods Ended June 30, 2009 and 2008

(Concluded)	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009	12 Months Ended June 30, 2008

Cash and cash equivalents
Beginning of year	$1,078,333	$2,614,242	$4,323,697

End of year	$3,985,793	$1,078,333	$2,614,242

Supplement disclosure of cash flow information:
Cash paid for interest	$591,881	$298,363	$523,398

Cash paid for foreign income taxes	$645,559	$—	$—

See accompanying notes. -6-

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

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

Pursuant to the terms of the Agreement, allocation of net income (loss) will be to and among the members in accordance with their ownership percentages. As of April 2003, under an amendment to the Agreement, the CEO and CFO of Synerject were added to the Company’s board of directors. Voting control of the Company’s board of directors was shared equally between CAG, OCL, and Synerject. As of April 2009, the CEO and CFO of Synerject were removed from the board of directors.

The initial term of the Agreement is 20 years and is subject to renewal upon terms and conditions as shall be mutually agreed by CAG and OCL.

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Continental port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the marine and recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile and personal watercraft markets. In March 2006, the Company acquired from BRP US, Inc. a business associated with supplying fuel systems and components of outboard marine engines. As part of its Asian growth strategy the Company began manufacturing operations in Changchun, China in November 2006 and opened a sales and application engineering office in Chongqing, China in March 2007. In September 2010, the Company established a legal entity called Synerject Taiwan Ltd, Co. in Taipei, Taiwan to directly support the technical and commercial demands of customers in the Taiwan market.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During March 2009, a second amendment to the Company’s joint venture and limited liability company agreement was executed whereby CAS and OFT’s percentage interests changed to 58% and 42%, respectively.

Principles of Consolidation

The consolidated financial statements include the financial statements of Synerject, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company defines cash as cash on hand and demand deposits at financial institutions. Cash equivalents are defined as highly liquid short term financial instruments with maturities of twelve months or less.

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

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

In September 2010, the Company reversed the previously accrued capitalized interest that had been accrued on the third of three installments of license fees to Orbital as outlined in the 1998 license agreement, as the conditions in the agreement that require Synerject’s obligation to pay this installment of fees have not been satisfied to date.

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

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Organization’s management has evaluated the impact of this guidance to its consolidated financial statements. The Organization is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of December 31, 2010 and June 30, 2009. With few exceptions, the Organization is no longer subject to income tax examinations by U.S. federal, state or local authorities for years before 2007.

The Company’s policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

No election was made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. Synerject SAS incurs and pays foreign income taxes. In addition, the Company incurs a tax (unrecoverable VAT) relating to shipments from its locations in China to other countries. The individual members may be entitled to a tax credit for such foreign income taxes paid if dividends are paid. For the 18 month period ended December 31, 2010, and 12 month periods ended June 30, 2009, and 2008, foreign income taxes of approximately $47,000, $495,000 and $113,000, respectively, were included in other expense on the accompanying consolidated statements of income.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

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

For the 18 month period ended December 31, 2010, assets and liabilities are translated at the exchange rate in effect and set forth by CAG at the consolidated financial statement date. Income statement accounts are translated at the average CAG rate of exchange prevailing during the period.

For the 12 month periods ended June 30, 2009 and 2008, assets and liabilities are translated at the exchange rate in effect at the consolidated financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period.

Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in total members’ equity.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

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

Research and Development

Research and development costs are expensed as incurred. For the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008, they amounted to approximately $1,236,000, $644,000 and $870,000, respectively.

NOTE 2.	FISCAL YEAR CHANGE

Effective for the fiscal year beginning July 1, 2009, the Company changed from a fiscal year end of June 30 to a calendar year end of December 31. An eighteen month fiscal transition period from July 1, 2009 through December 31, 2010, precedes the start of the new calendar-year cycle.

NOTE 3.	TRANSACTIONS WITH RELATED PARTIES

The Company purchases and provides services and materials from/to CAS, OCL and their related affiliates. These transactions primarily relate to product purchases and operating expenses, including engineering and technical assistance.

A breakdown of these related-party receivables and payables at December 31, 2010 and June 30, 2009 are as follows:

	2010	2009

Related party receivables:
CAS and its affiliates	$392,683	$900
OCL and its affiliates	22,502	700

	$415,185	$1,600

Related party payables:
CAS and its affiliates	7,418,21	$3,307,000

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 3.	TRANSACTIONS WITH RELATED PARTIES (Concluded)

Total revenues from related parties for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 were approximately $581,000, $210,000 and $45,000, respectively. Total purchases from related parties for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 were approximately $19,856,000, $15,848,000 and $21,943,000, respectively.

NOTE 4.	LINE OF CREDIT

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $594,139 and $1,636,504 at December 31, 2010 and June 30, 2009, respectively. The line of credit agreement provided for a maximum amount available of $7,000,000 effective September 29, 2010 and was reduced back to $5,000,000 effective December 1, 2010 through the maturity date. The line of credit matures June 30, 2011. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 2.50% with a minimum rate of 3.00% (3.00% rate at December 31, 2010). As of June 30, 2009, the line of credit had an interest rate of the one month LIBOR plus 1.35% (1.67% at June 30, 2009). The line of credit is secured by assets of the Company.

NOTE 5.	LONG-TERM DEBT

Long-term debt as of December 31, 2010 and June 30, 2009 consists of a note payable to a bank under an agreement dated March 30, 2009, maturing March 30, 2013. Interest accrues at a rate of LIBOR plus 2.42% (2.68% and 2.74% at December 31, 2010 and June 30, 2009, respectively). The note is payable in monthly installments of principal of $157,383 and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each year subsequent to December 31, 2010 is as follows: 2011, $1,888,596; 2012, $1,888,596; 2013, $629,530.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 6.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

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

At June 30, 2008, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $4,461,290 and terminating on July 1, 2010 (see note 5). The swap agreement provided for the payment of interest based on a fixed rate of 7.43% which remains unchanged over the term of the agreement. The floating rate of the swap agreement is based on LIBOR plus 1.45% (3.91% at June 30, 2008) and is reset monthly based on market conditions. The nature of the swap agreement changes variable-rate debt to fixed rate debt. The interest rate differential paid or received under the swap is recognized over the term of the contract as adjustments are made to the effective yield of the underlying debt. The Company may be exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company does not anticipate such nonperformance. The fair value of the interest rate swap agreement had been determined by the holder of the interest rate swap agreement based on pricing models regarding past, present and future market conditions. The estimated fair value of the interest rate swap at June 30, 2009 was a net liability of $139,312, which is included in accrued expenses – noncurrent.

On March 30, 2009, the above noted swap agreement was terminated in conjunction with the renewal of the related loan. At December 31, 2010 and June 30, 2009, $- and $96,360 of prepaid interest is being amortized over the remainder of the term of the original loan, respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 7.	EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 100% of every dollar of employee contributions for the first 1% of the employee’s salary plus an additional 50% contribution of the employee’s contributions above 1% up to a maximum of 6% of the employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $381,000, $326,000 and $339,000 for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008, respectively.

NOTE 8.	INVENTORIES

The major classes of inventories as of December 31, 2010 and June 30, 2009 are as follows:

	2010	2009

Raw materials	$4,106,088	$3,578,098
Finished goods	1,711,616	1,107,420

	$5,817,704	$4,685,518

NOTE 9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31, 2010 and June 30, 2009:

	2010	2009

Leasehold improvements	$385,627	$259,620
Manufacturing machinery and equipment	9,137,498	8,436,898
Testing equipment	2,078,112	1,855,108
Tooling	2,270,132	2,576,343
Office equipment	553,132	257,936
Computer equipment	124,422	236,453
Computer software	592,957	697,507
Motor vehicles	23,359	23,359
Construction in progress	906,968	749,364

	16,072,207	15,092,588
Less accumulated depreciation and amortization	11,129,364	9,742,818

	$4,942,843	$5,349,770

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 10.	INTANGIBLE ASSETS – LICENSE AGREEMENTS

All intangible assets were acquired and consist of the following as of December 31, 2010 and June 30, 2009:

	$13,445,344	$13,445,344	$13,445,344
	December 31, 2010
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$7,576,557
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	128,897	5 Years	70,893

	$13,445,344		$9,645,707

	$13,445,344	$13,445,344	$13,445,344
	June 30, 2009
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,752,237	18.7 Years	$6,887,759
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,937,706
License agreement – Other	124,129	5 Years	31,029

	$13,874,623		$8,856,494

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 were approximately $991,000 $839,000 and $956,000, respectively. Estimated amortization expense for the next five fiscal years is $639,000 in 2011; $624,000 in 2012; $608,000 in 2013; $608,000 in 2014, and $608,000 in 2015.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this hurdle will be met.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 11.	LEASES

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 was approximately $1,390,000, $919,000 and $1,176,000, respectively.

As of December 31, 2010 approximate future minimum lease payments, including residual value guarantees and excluding renewal option periods are as follows:

Year ended December 31:
2011	$838,000
2012	712,000
2013	718,000
2014	640,000
2015	562,000
Thereafter	1,477,000

$4,947,000

NOTE 12.	ALLOWANCE FOR DOUBTFUL ACCOUINTS

The activity in the allowance for doubtful accounts for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 follows:

	2010	2009	2008

Allowance for doubtful accounts at beginning of year	$223,064	$52,823	$75,562
Increases (decreases) to bad debt expense	(63,246)	169,301	(26,029)
Effects of foreign currency translation adjustments	(934)	940	3,290

Allowance at end of year	$158,884	$223,064	$52,823

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 13.	WARRANTY LIABILITY

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the 18 month period ended December 31, 2010 and 12 month periods ended June 30, 2009 and 2008 follows:

	2010	2009	2008

Liability at beginning of year	$396,934	$360,178	$286,670

Additions to warranty expense accrual	637,211	163,909	53,536

Warranty costs charged against liability	—	(78,504)	(14,057)

Effects of foreign currency translation adjustments	(48,556)	(48,649)	34,029

Liability at end of year	$985,589	$396,934	$360,178

NOTE 14.	CONCENTRATION OF CREDIT RISK

Two customers comprised approximately 60% of net sales for the 18 month period ended December 31, 2010 and 60% of trade accounts receivable as of December 31, 2010.

One customer comprised approximately 49% of net sales for the 12 month period ended June 30, 2009 and 41% of trade accounts receivable as of June 30, 2009.

Two customers comprised approximately 78% of net sales for the 12 month period ended June 30, 2008 and 66% of trade accounts receivable as of June 30, 2008.

The Company maintains bank deposits in the United States and other countries that may at times exceed the insurance limits, if any, that exist.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010 and June 30, 2009

NOTE 15.	CONTINGENCIES

A supplier company has presented a claim requesting reimbursement of product development costs incurred to date since the serial launch of the new product has been delayed by Synerject to its customers for various reasons. The aggrieved party is filing for 500,000 euro as damages in compensation. The Company has reserved 160,000 euro as a contingency for the costs of the damages at December 31, 2010. The Company is contesting the claim, though it is likely that a settlement agreement between the parties will eventually be reached for less than the contested amount.

NOTE 16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none that would require accrual or disclosure.

NOTE 17.	RECLASSIFICATIONS

Certain amounts in the 2009 and 2008 consolidated financial statements have been reclassified to conform with the 2010 presentation. These reclassifications had no effect on the previously reported net income.

-19-