Form 20-F
period 2012-06-30
ORBITAL CORP LTD
filed 2012-10-29
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 48,722,477

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

These risks include, but are not limited to, the following:

•	A significant portion of the Company’s revenues are generated from overseas customers

•	The Company is dependent on a small number of key customers for the majority of its revenues

•	The Company may not be able to satisfactorily supply UAS engines

•	A reduction in the level of conversions of vehicles to LPG in Australia would have an adverse effect on the Company’s profitability

•	The Company relies on royalty income

•	The Company relies on key employees

•	The Company relies on key suppliers

•	The Company may not be able to obtain sufficient funding

•	The Company’s intellectual property rights may be infringed

•	Competing technologies may displace the Company’s products

•	The Company may face significant product liability claims

•	The Company may fail to comply with future governmental regulations

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

Fiscal Year Ended June 30	At Period End		Average Rate (1)		High		Low

2008	US$	0.9562	US$	0.9042	US$	0.9797	US$	0.7860
2009	US$	0.8114	US$	0.7442	US$	0.9786	US$	0.6122
2010	US$	0.8523	US$	0.8839	US$	0.9349	US$	0.7745
2011	US$	1.0739	US$	0.9990	US$	1.0939	US$	0.8366
2012	US$	1.0191	US$	1.0362	US$	1.1055	US$	0.9500

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Details of the high and low Dollar Fix Rates for Australian dollars expressed in United States dollars per A$1.00 in each month during the last six months are as follows:

Month	High		Low
April 2012	US$	1.0453	US$	1.0262
May 2012	US$	1.0342	US$	0.9727
June 2012	US$	1.0191	US$	0.9675
July 2012	US$	1.0526	US$	1.0163
August 2012	US$	1.0593	US$	1.0301
September 2012	US$	1.0579	US$	1.0205

On September 30, 2012 the Dollar Fix Rate was US$1.0464 per A$l.00.

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

Orbital’s financial statements for the years ended June 30, 2012, 2011 and 2010 have been prepared in accordance with Australian Accounting Standards (“AASB”), which Orbital adopted on July 1, 2005. In complying with AASB, Orbital is also in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The selected financial data below expressed in Australian dollars has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2012, 2011, 2010, 2009, and 2008, which have been audited by Ernst & Young, an independent registered public accounting firm. The consolidated financial statements as of June 30, 2012 and 2011 and for the years ended June 30, 2012, 2011 and 2010, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F-1 – F-65. The consolidated financial statements as of June 30, 2010, 2009 and 2008 and for the years ended June 30, 2009 and 2008 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except number of shares and per Ordinary Share amounts)

	2012 (1) US$	2012 A$	2011 A$	2010 A$	2009 A$	2008 A$
Consolidated Income Statement Data During the periods

Operating revenue
Revenue from trading operations	23,398	22,361	16,638	17,265	16,513	14,939
Other income	1,386	1,325	6,110	8,759	4,048	372

	24,784	23,686	22,748	26,024	20,561	15,311

Costs and expenses

Cost of goods sold	(8,690)	(8,305)	(4,484)	(4,607)	(4,897)	—
Employee expenses	(12,014)	(11,481)	(10,494)	(10,792)	(9,820)	(9,812)
Selling, corporate and administration	(10,405)	(9,945)	(8,742)	(7,616)	(7,268)	(6,946)
Share of profit from equity accounted investment	3,641	3,480	3,233	1,874	1,846	2,357
Finance costs	(724)	(692)	(688)	(755)	(726)	(886)

Profit/(loss) before income tax	(3,408)	(3,257)	1,573	4,128	(304)	24
Income tax credit/(expense) attributable to operating profit/(loss)	213	204	190	388	(2,147)	445

Net profit/(loss) after income tax	(3,195)	(3,053)	1,763	4,516	(2,451)	469

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per ordinary share (3)(4)
- Basic (cents)	(6.57)	(6.28)	3.65	9.39	(5.13)	0.97
- Diluted (cents)	(6.57)	(6.28)	3.65	9.29	(5.13)	0.97

Dividends per ordinary share (cents)	—	—	—	—	—	—

Weighted average number of shares	48,612,706	48,612,706	48,325,837	48,086,676	47,756,379	47,418,256

Amounts prepared in accordance with IFRS

(in ‘000’s )

	2012 (1) US$	2012 A$	2011 A$	2010 A$	2009 A$	2008 A$
Consolidated Financial Position Data at period end

Total assets	42,069	40,204	40,774	38,599	42,535	42,239

Total long-term debt (2)	8,005	7,650	7,489	7,604	14,873	14,151
Net assets	18,240	17,431	19,482	20,800	17,114	15,490
Total shareholders’ equity	18,240	17,431	19,482	20,800	17,114	15,490

(1)	For the convenience of the reader the 2012 Statement of Financial Position and Income Statement data has been translated at the WM/Reuters Australian Dollar Fix Rate at 4:00pm (Sydney) for Australian dollars on September 30, 2012 which was US$1.0464 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$14.3 million for 2012, 2011 and 2010; A$19.0 million for 2009 and 2008). In January 2010, Orbital reached agreement with the State of Western Australia through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000, which includes the following terms and conditions.

•	Term – 2010 to 2025.

•	Repayments – Commencing May 2010 at A$200,000 per annum.

•	Repayments – Increasing annually to a maximum of A$2,100,000 per annum in 2023.

•	Interest free.

(for additional information see note 26 to the Consolidated Financial Statements).

(3)	The shares exercisable under the Orbital employee share plan have no material dilutive effect in respect of any year. At June 30, 2012 there were 48,722,477 ordinary shares on issue.
(4)	On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. The effect of the share consolidation has been retroactively applied to the number of shares and earnings per share calculations above.

Risk Factors

Risks specific to the Company

•	A significant portion of the Company’s revenues are generated from overseas customers

A major source of the Company’s revenue is derived from the provision of consulting services to customers in the automotive, motorcycle, marine, recreation, government, defence and utility engine sectors. These services are provided by the Company through its “Orbital Consulting Services” business. A significant portion of the revenue of this business is generated from overseas customers. Orbital Consulting Service’s competitiveness is largely dependent on the relative strength of the Australian dollar against the US dollar. An increase in the value of the Australian dollar against the US dollar is likely to result in a reduction in demand for the consulting services, and accordingly, may result in the Company suffering a reduction in revenue.

In addition, the demand for the “Orbital Consulting Services” is dependent on the overall economic conditions in the markets in which the business operates. A large proportion of the consulting services provided by the Company relates to new technology development for engine manufacturers. In the event of an economic downturn in any of our customer’s countries, or indeed in the event of global market deterioration, investment in new products (to which the Company’s consulting services relate) is likely to fall, and by extension, the demand for the Company’s consulting services is likely to be reduced. Such an occurrence will have a negative impact on the revenue generated by the Company’s “Orbital Consulting Services” business line.

The Company records its transactions and prepares its financial statements in Australian dollars. The share of profits from the equity accounted investment in Synerject and most of the Company’s earnings from royalties are denominated in US dollars. When the Australian dollar appreciates against the US dollar, the US dollar earnings would convert into fewer Australian dollars. However, when the US dollar appreciates against the Australian dollar the US dollar earnings would convert into more Australian dollars. Fluctuations in exchange rates between the Australian dollar and the US dollar may also affect the book value of assets and the Company’s operating results.

The Company buys parts for use in its LPG Fuel systems in US dollars and Euro’s. A decrease in the value of the Australian dollar against the US dollar and/or Euro will result in increased costs of supply which may not be able to be passed on to customers.

•	The Company is dependent on a small number of key customers for the majority of its revenues

Three customers (Ford Australia and two engineering customers) accounted for 47% of the total revenue of the Company for the financial year ended June 30, 2012 (and 41% for the year ended June 30, 2011). The loss of these key customers, and in particular, Ford Australia, would have an adverse effect on the Company’s business and its operating results.

The Company supplies Ford Australia with LPG fuel system components for utilisation in its EcoLPi Ford Falcon vehicle range. The Company’s sales to Ford Australia are dependent on Ford’s sales of vehicles with this technology. The Company is aware that Ford Australia’s sales of large vehicles have in recent times suffered a decrease. This is expected to have an adverse effect on the Company’s sales to Ford Australia. In the event that demand for large vehicles continues to fall, this will have an adverse effect on the Company’s profitability.

In addition, the Company also derives a significant portion of its revenue from its 42% ownership interest in Synerject Inc. (Synerject), whose business of engine management systems for non-automotive markets is also reliant on a small number of key customers for the majority of its revenues. A loss of these key customers, for whatever reason, is likely to have material adverse effect on the Company’s profitability.

•	The Company may not be able to satisfactorily supply UAS engines

The Company has recently been awarded a contract to supply heavy fuel engines to AAI Unmanned Aircraft Systems. The Company has been contracted to supply UAS engines up to a value of approximately A$4.7 million throughout 2012.

This is a new business line for the Company and carries the risk that the Company will not be able to supply the engines on time, within budget and within specifications. This may have an adverse impact on the Company’s financial position, ability to win future contracts and may negatively impact the Company’s reputation in the market place.

•	A reduction is the level of conversions of vehicles to LPG in Australia would have an adverse effect on the Company’s profitability

A further major source of the Company’s revenue is derived from the provision of LPG fuel systems for vehicles that convert from traditional gasoline fuel systems. The current overall level of conversions of vehicles to LPG in Australia is significantly lower than in recent years. In the event the downward trend in LPG vehicle conversions continues, there will be less demand for the Company’s LPG fuel systems which is likely to have an adverse effect on the Company’s profitability.

The Company also continues to derive revenue from the sale of older generation LPG vapouriser kits through the Sprint Gas and Orbital Autogas Systems businesses. Changes in emissions regulations in Australia that came into effect on July 1, 2010 prohibit the manufacture of new vehicles with vapouriser kits. As a result, whilst sales of the LPG vapouriser kits to the aftermarket continue to be made for vehicles manufactured prior to June 30, 2010, the amount of revenue from LPG vapouriser kits is expected to decline going forward with the Company being more reliant on LPG fuel systems to maintain its revenue stream for this market. There is no guarantee that the sale of LPG fuel systems will be sufficient to compensate for the anticipated loss of revenue from the declining vapouriser kit market.

•	The Company relies on royalty income

The Company’s licence agreements with engine manufacturers who utilise the Company’s FlexDi technology typically entitle the Company to receive a royalty payment upon the production of each engine incorporating the FlexDi technology. In the financial year ended June 30, 2012, royalty payments from these licence arrangements accounted for approximately 4% of the Company’s operating revenue. The royalties paid to the Company ultimately depend on the level of sales achieved by the engine manufacturers of their engines. As at September 30, 2012, four of the Company’s seventeen licensed engine manufacturers are in commercial production and selling products using FlexDi technology.

The Company may not be able to enter into additional licence agreements with new engine manufacturer customers. In addition, those engine manufacturers who are currently party to licence arrangements with the Company may choose not to commercially produce engines incorporating FlexDi technology and those who do may not succeed in selling those products to end consumers. The failure to obtain new customers or receive royalties from existing or new customers could have an adverse effect on the Company’s business and its operating results.

•	The Company relies on key employees

The Company depends on the talent and experience of its employees as its primary asset. Whilst every effort is made to retain key employees and contractors and to recruit new personnel as the need arises, loss of a number of key personnel may adversely affect the Company’s earnings or growth prospects. In addition, demand for skilled personnel is presently high, particularly in Western Australia, and growth and profitability may be limited by the scarcity of professional personnel or by potential increase in compensation costs associated with attracting or retaining such personnel.

•	The Company relies on key suppliers

The Company depends on key suppliers for the supply of critical and unique components for use in engines and engine management systems sold by the Company to its customers. The loss of one or more suppliers will require time to find an alternative source and profitability and growth will be negatively affected.

•	The Company may not be able to obtain sufficient funding

The Group incurred a net loss after tax for the year ended June 30, 2012 of A$3,053,000 (2011: Profit of A$1,763,000) and experienced net cash outflows from operating activities of A$4,245,000 (2011: A$1,792,000). At June 30, 2012, the Group had net current assets of A$3,646,000 (2011: A$8,745,000). The cash and term deposit position of the Group at June 30, 2012 was A$5,170,000.

This report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business. In forming this view, the directors have taken into consideration the following:

•	Management’s strategies to improve sales and profits, while carefully controlling discretionary spending;

•	The unaudited net current assets and cash and term deposit position at August 31, 2012 are A$3,021,000 and A$5,270,000 respectively;

•

The company is listed on the Australian Securities Exchange, and has access to the Australian equity markets. Accordingly, management considers it maintains a reasonable expectation of being able to raise funding from the market if and when required; and

•	If required, the Group could contemplate a sale of non-current assets.

The Company requires significant capital amounts to conduct its business. For example, the Company expects to incur on-going research and development costs and operating costs to enhance the FlexDi technology, UAS engine technology and liquid natural gas fuel systems products. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that the Company will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent the Company from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing causes long delays in the further development and commercialisation of FlexDi technology, licensees could choose not to build engines with FlexDi Technologies, LNG and UAS engine technologies or to use competing technologies. This could have a material adverse effect on the Company’s business and results of operations.

•	The Company’s intellectual property rights may be infringed

The Company has obtained patents on many aspects of its FlexDi technology, and has applied for additional patents on other aspects of its technologies. The Company’s success depends, in part, on its ability to protect its technology and products under applicable intellectual property laws.

The Company is not a party to any present patent or intellectual property litigation, but in the future may need to commence legal proceedings against third parties to enforce its patent or other intellectual property rights or conversely may be presented with claims by third parties that allege the Company infringes their patent rights or other rights. A failure by the Company to prove, or protect (whichever the case may be), its intellectual property rights could have an adverse effect upon the Company. Even if the Company was successful in any intellectual property ownership disputes, the management time and legal expenses applied to such matters could have an adverse effect on the Company’s future operating results.

The Company also has trade secrets and know-how, which are not patentable but are still important to the Company’s business. The Company seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect the Company from unauthorised use or disclosure of its trade secrets and know-how.

•	Competing technologies may displace the Company’s products

The Company faces significant competition from engine and vehicle manufacturers and consulting firms specialising in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than the Company.

The Company’s commercial success depends in part upon whether its products can compete successfully against both existing and new engine technologies, including new technologies that are similar to the Company’s technologies.

•	The Company may face significant product liability claims

A large product liability or professional indemnity judgement or product recall action could have a material adverse effect on the Company

The Company is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in technology supplied, or in consulting services provided, by the Company resulted in personal injury or other losses. The Company is also subject to business risk for product recall actions where a product supplied by the Company needs to be recalled due to an issue arising from its manufacture. The Company may also be required to indemnify licensees for claims arising from alleged defects in products, which use FlexDi technology or are designed or manufactured by the Company. The Company believes that sufficient product liability, product recall and professional indemnity insurance is held for the range of products and services currently provided to licensees and other customers, but sufficient coverage may not be able to be obtained in the future at affordable premiums, or at all. Even if the Company has such insurance, a judgement against the Company in a large product liability or professional indemnity suit or product recall action could have a material adverse effect on the Company’s business or financial position.

•	The Company may fail to comply with future governmental regulations

Products using FlexDi technology or other technologies under development by the Company must comply with many emissions, fuel economy and other regulations in Australia, the US and other countries. Based on internal testing, the Company believes that products using FlexDi technology and other technologies developed by the Company will be able to meet current emissions and fuel economy standards in the countries that are the Company’s most important markets. The effects of any future regulations on the Company’s business or results of operations cannot be predicted. However, if the Company were unable to comply with any material new regulations in Australia, the US or other key markets, this could delay further commercialisation of FlexDi technology and other technologies and have an adverse effect on the Company’s business and results of operations.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

		Consolidated Entity Interest
	Class of Shares	2012%	2011%

Ultimate Parent Entity
- Orbital Corporation Limited

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Orbital Environmental Pty Ltd	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	100
- Orbital Autogas Systems Pty Ltd	Ord	100	100
- Sprint Gas (Aust) Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is a leader in Specialised Engine and Vehicle Systems. Orbital provides engine and vehicle technologies and alternative fuel solutions that improve performance, reduce fuel costs and add features whilst reducing harmful greenhouse gas emissions. Orbital’s FlexDITM technology “One engine – any fuel” – has been commercialised, firstly in the marine market in 1996, and subsequently in the motorcycle, recreational, autorickshaw and UAS (Unmanned Aircraft Systems) markets.

Orbital Autogas Systems has developed and supplies Liquid LPG systems, offering seamless performance and satisfying Australian emissions requirement, and are now commercially available in Ford EcoLPi Falcons, Holden Special Vehicles (HSV) as an option, and as after-market kits for popular car models.

The Orbital group earns income from multiple sources including:

•	Systems Sales

•	Orbital Autogas Systems – LPG systems

•	Sprint Gas – aftermarket distributor of LPG systems

•	UAS engines and fuel/control systems

•	Synerject LLC Joint Venture

•	Consulting Services

•	Royalties and Licence fees

Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.

Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

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

Effective July 1, 2004, Orbital’s ADSs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADSs was transferred to the OTC Bulletin Board with effect from July 1, 2004. On August 25, 2011 Orbital listed on the NYSE Amex and ceased trading on the OTC Bulletin Board. As of September 30, 2012, approximately 20% of Orbital’s outstanding shares were held in the form of ADSs traded on the NYSE Amex. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

The Company’s principal capital expenditures since July 1, 2009 have consisted of ongoing improvements to test facilities and equipment (A$2.571 million), including the construction of the Heavy Duty Engine Testing Facility (A$0.565 million).

In June 2008, Orbital acquired the business assets of Boral Alternative Fuel Systems (renamed Orbital Autogas Systems – OAGS), a tier 1 supplier of LPG fuels systems, for A$1.758 million.

In May 2011, Orbital acquired, for an initial investment of A$2.000 million, 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems to the aftermarket.

Business Overview

Orbital’s strategy is as follows:

•	Develop and supply engine management systems, engines and engine parts

•	Expand the alternate fuels LPG business building on the Orbital Autogas Systems and Sprint Gas acquisitions.

•	Continue our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

•

Target R&D to enhance FlexDi products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Maintain Orbital’s consulting services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Target future growth of licences and royalties for FlexDi in niche markets.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

Orbital technology has been commercialised in the motorcycle, marine and recreational vehicle, LPG (automotive) and Unmanned Aircraft Systems markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets.

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

Sources of Revenue

Orbital’s primary sources of revenue are currently from:

•	sale of goods;

•	provision of consulting and engineering services; and

•	licence fee income and royalties.

Further details on segment revenue are contained in note 6 of the Consolidated Financial Statements on page F-30.

During the last three fiscal years Orbital spent approximately A$3.264 million on research and development programs.

The Orbital group’s licence fee income and royalties relate to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through licence and consulting service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising FlexDi Technology.

As at September 30, 2012, Orbital has 17 agreements to end users of technology or suppliers, which grant licence rights related to FlexDi Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At September 30, 2012 Orbital had four customers (2011: seven customers) using FlexDi Technology in commercial production.

At September 30, 2012 the following agreements granting rights to Orbital’s FlexDi Technology were in place:

Agreements for Rights to FlexDi Technology

Date	Company	Market

September 1987	Brunswick Corporation (Manufacturer of Mercury and Mariner engines)	Marine

June 1988	Ford Motor Company (Incorporating Jaguar Motor Cars)	Automotive

June 1989	General Motors Corporation	Automotive

May 1990	Piaggio & C. spa	Motorcycles

January 1991	Fiat Auto Company	Automotive

February 1997	Tohatsu Corporation	Marine and Fire Pump Engines

June 1997	Kymco	Motorcycles

June 1997	Synerject, LLC (Joint Venture with Continental Corporation)	Fuel Injection Systems

August 2001	Delphi Automotive Systems	Automotive

May 2002	Peugeot Motorcycles	Motorcycles

January 2003	UCAL Fuel Systems Ltd	Motorcycles

May 2004	Bajaj Auto Limited	Auto-rickshaws

April 2005	Goebler-Hirth Motoren KG	Heavy fuelled UAVs

May 2005	Envirofit International Limited	Retrofit Applications

February 2006	Polaris Industries Inc.	Marine & Recreational

September 2006	Bajaj Auto Limited	Auto-rickshaws (gaseous)

January 2012	RGN srl	Generator Sets

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

Generally, under the terms of Orbital’s licence agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDi Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDi Technology range from approximately US$6.00 for a small scooter to US$70.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDi Technology commenced in 1996. Production royalties of approximately A$0.97 million were received by Orbital in the 2012 fiscal year compared to approximately A$1.08 million in fiscal 2011. There can be no assurance that Orbital will be successful in entering into additional licence agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDi Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDi Technology will achieve market success.

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

During 1998 Orbital’s relationship with Synerject was expanded to create an alliance that facilitates the supply of fuel systems incorporating FlexDi Technology to automotive customers.

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

The maximum change in shareholdings as a result of the above recalculation was 10%, i.e., ownership percentages of 40:60.

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

Synerject has operations located in Newport News, Virginia, Delavan, Wisconsin, Toulouse, France and Changchun and Chongqing, China (as noted above). In Newport News, Synerject manufactures air injectors and fuel rail assemblies for the majority of Orbital’s marine and motorcycle customers and supplies engine management systems to marine customers. In Delavan, Synerject manufactures electronic management modules and direct injection fuel injectors and oil pump assemblies primarily for Bombardier Recreational Products. In Toulouse, Synerject sources components (including air injectors and fuel rail assemblies manufactured in Newport News) and supplies systems to motorcycle customers. As noted above, in April 2003, Synerject acquired Continental’s non-automotive systems business which is now conducted in Toulouse.

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

Competition

Orbital’s success depends upon its ability to grow system sales (engines, engine management systems and components) incorporating Orbital technology to original equipment manufacturers and the vehicle aftermarket. Orbital sells directly to customers and through its joint venture Synerject. Orbital’s systems include FlexDiTM Technology and the Liquid LPG fuel system (sold into the Australian LPG market).

Orbital Consulting Services is an important business segment to maintain a competitive position in the development of FlexDiTM Technology in relation to other existing and emerging technologies and develop further technologies such as the Liquid LPG fuel system.

Success of the FlexDiTM Technology is dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and consulting firms specialising in the development of internal combustion engine technology for the automotive, marine, motorcycle, unmanned aircraft systems (UAS) and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the FlexDi TM Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

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

Orbital’s competitors in the Australian LPG market include Apollogas, Boemo Engineering and Impco.

Orbital’s competitors in the UAS market include XRD Inc, 3W-International, UAV Engines Ltd and others.

System Sales

Development and supply of engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties.

Growth to date has been underpinned by demand for alternative fuel systems. The demand overseas for alternative fuels is growing rapidly with increasing infrastructure installation and investment being made in both USA and Europe. The drivers are threefold; reduced greenhouse gas emissions, reduced fuel cost to the vehicle operator and fuel security.

Orbital’s initiatives in the alternative fuels market are in several key areas: Liquid LPG systems, LPG system aftermarket distribution and the development of Dual Fuel LNG (Liquid Natural Gas) for heavy duty transport.

Revenues for the year were A$14.00 million, a 140% increase on the previous year, reflecting the release of Ford Australia’s EcoLPi vehicles during the financial year and a full year’s trading (post acquisition) from Sprint Gas Australia. Contribution to the group improved from a loss of A$2.76 million last year to a A$0.38 million profit this year.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. In November 2011, the EcoLPi Falcon was awarded “Best Large Car Under $60,000” by the peak motoring body the Australian Automobile Association in conjunction with the seven major state and territory motorists’ clubs.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share. Orbital is well positioned for any upturn in the LPG market as it is becoming, through OAS and SGA, a major player in the Australian LPG system supply market.

A key product developed this year by Orbital Consulting Services was the Unmanned Aircraft Systems (UAS) engine supplied to AAI, a Textron Inc (NYSE: TXT) company, in USA for use in their Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV). The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities. The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application. Orbital has been contracted to supply engines up to a value of approximately A$4.70 million throughout 2012. Dedicated facilities have been commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012. It is expected that this initial product will lead to an expansion of supply and services in this field, including engine supply, engine management systems (EMS) supply, and engine refurbishment, along with further engine design and development opportunities.

Orbital, in conjunction with Toll Resources Group, has continued a fleet test utilising Orbital’s LNG system with Toll’s heavy duty trucks plying long haul routes in Western Australia. In addition to achieving up to 80% substitution of diesel with LNG (on an energy basis) offering the end user significant fuel cost savings, the Orbital system, due to advanced EMS features, enables full power capability. Whist further development, validation and commercialisation is required to complete this system there is growth potential for LNG systems as a product suitable for an expanded engine range.

Synerject

Synerject, Orbital’s 42:58% joint venture partnership with Continental AG, is a key supplier of EMS to the non-automotive market. Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centres in Asia, Europe and the United States provide on-site support of customer development and production programs.

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters. Synerject’s markets today include a range of EMS for top end motorcycles, All Terrain Vehicles (ATV’s), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market. Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

Synerject’s market and product expansion has enabled Synerject to achieve revenue growth consistently over the last 4 years despite the severe contractions in the recreational market during and following the global financial crisis. Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and Europe markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy. Tight cost control and careful investment by management has resulted in continually improved profit after tax during this period.

Increased revenue and tight cost control has resulted in a record profit after tax of US$8.05 million for Synerject an improvement of 10% over the previous corresponding period.

Synerject generated US$3.24 million positive cash flow and paid dividends to shareholders (Orbital share A$1.54 million). At June 30, 2012, Synerject held cash of US$4.27 million and borrowings of US$2.65 million (June 2011: net cash of US$2.29 million).

Consulting Services

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the year was A$7.13m, down 25% compared to last year. As anticipated and noted in February 2012 the strong Australian dollar and reduced customer demand severely impacted consulting work awarded by OCS’s traditional European, USA and Asian customers in the 2nd half year.

During this period the OCS group controlled costs and key resources were redeployed on continuing R&D projects and to ensure that Orbital’s prospective UAS business was secured.

In addition to supporting the development of the UAS engine for AAI, OCS is testing a Dual Fuel LNG substitution system currently being supplied at low volume to support an expanded fleet trial underway with Toll Resource Group. The system has accumulated over 2 million kilometres. As previously noted, there is a growing interest in this system, however further development and commercialisation is required to achieve a mature production ready system.

Efforts to offer services and products to the mining/resource industry in Western Australia are starting to show results with potential new work programs under discussion. Orbital’s Perth based facility is ideally located to provide support services to this industry, and to act as a base for LNG system conversions and large engine overhaul.

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings.

At June 30, 2012, the OCS order book stood at approximately A$1.0 million (June 30, 2011 A$3.9 million).

Royalties and Licenses

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes reduced marginally compared to the same period last year. This, together with the strong Australian Dollar, has resulted in an 11% reduction in revenue for the year.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to Original Equipment Manufacturers and industry.

Orbital’s primary focus this year was on development and implementation of automotive LPG systems, development of advanced Direct Injections and powertrain systems for 4 stroke automotive engines and in development of systems for spark ignition heavy fuel UAV engines.

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

As at September 30, 2012, Orbital had 65 individual patent families with a total of 158 patents and patent applications around the world. As of September 30, 2012 there were 34 granted patents and 13 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

Marketing channels

System sales:

•

LPG OEM’s – We directly market our LPG fuel systems to Australian OEM’s who provide an LPG fuel system option (currently Ford Australia – Falcon models). After OEM – We directly market our LPG fuel systems to Australian After-OEM’s that provide an LPG fuel system option (currently Holden Special Vehicles “HSV”).

•

LPG Aftermarket – We are also a supplier to aftermarket retro-fitters who supply the retail customer, and also automotive distributors who supply fleet operators. This sector is supported by our own dedicated sales force based in Sydney, and Orbital’s recently acquired Sprint Gas Australia.

•	UAS – We have developed commercial relationships through development projects initiated by Orbital’s consulting services business.

Consulting Services:

•

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

In February 2011 Orbital completed the sale and leaseback of its land and buildings in Balcatta for A$8.650 million. The sale generated a net profit of approximately A$4.237 million. Orbital has entered into a lease agreement to rent the facilities for 10 years (plus two 5 year options) for an initial rent of A$745,000 per annum.

The Balcatta premises comprise two leased properties. Rent under the lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the leased property. The primary focuses of the Balcatta facility is the provision of consulting services, the preparation of engines utilising FlexDi TM Technology, research and development activities and administration functions.

Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialised computer system. The computer system supports a range of complex and data intensive consulting requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics. The Balcatta facility also includes a number of fuel systems laboratories with high speed transient fuelling analysis equipment and environmental and durability test equipment. A portion of the leased premises is currently underutilised for which a provision for surplus lease space has been provided.

There are no environment issues that may affect the company’s utilisation of any of the properties from which it operates.

Government Regulation

Orbital Corporation Limited is a company registered in Australia. Companies in Australia are regulated by the Australian Securities and Investments Commission (“ASIC”) and are governed by the Corporations Act 2001 (Commonwealth).

Events After the End of the Financial Year

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2012 fiscal year Orbital’s revenues were generated from sale of goods, contracts for consulting services, including engine development programs, and licensing related agreements for FlexDi TM Technology. In addition, Orbital equity accounted its share in Synerject LLC’s result.

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

The following are the critical accounting judgements and estimates that have been adopted in preparing our IFRS financial statements:

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

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale. During the comparative period the Group identified an impairment trigger in relation to the capitalised development costs for the aftermarket Liquid Phase Injection (LPI) kits and recognised an allowance for impairment of A$1,065,000.

Consolidation of Sprint Gas (Aust) Pty Ltd

On May 27, 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of Liquified Petroleum Gas (LPG) Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

(b) Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36 to the consolidated financial statements. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36 to the consolidated financial statements. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

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

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 25 to the consolidated financial statements.

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

Surplus lease space provision

Surplus lease space provision relates to certain unutilised office space. The provision takes account of estimated rental income Orbital is able to recover by sub-letting the space.

Taxation

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

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

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from July 1, 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

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

At June 30, 2012, our deferred tax asset included A$5.439 million (A$4.716 million at June 30, 2011), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognised for accounting purposes differing to the periods in which those transactions are recognised for income taxation purposes, of the Company and its Australian resident controlled entities, increased during fiscal 2012 by A$0.388 million to A$2.555 million at June 30, 2012 from A$2.167 million at June 30, 2011. A$1.934 million of the temporary difference relates to a provision for capital loss on an investment.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2012 by A$6.380 million to A$66.070 million at June 30, 2012 from A$59.690 million at June 30, 2011.

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

Potential future income tax benefits in Australia have not been recognised as assets at June 30, 2012 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$66.070 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

At June 30, 2012, tax carry forward losses of approximately A$31.085 million (US$31.679 million) (2011: A$36.913 million (US$37.618 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$5.439 million (US$5.691 million) (2011: A$4.716 million (US$5.064 million)) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2012, the US$31.679 million of tax carry forward losses available expire between the years 2012 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$31.679 million. Approximately US$5.014 million of taxable income will be required in fiscal 2013 when the next portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$5.439 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognised as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the foreseeable future. The movement in the recognised deferred tax asset from June 30, 2011 to June 30, 2012 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2012 Compared with Fiscal 2011

Orbital’s net loss after tax was A$3.053 million for the year ended June 30, 2012 compared to a net profit of A$1.763 million for the year ended June 30, 2011.

Revenue from trading activities in fiscal 2012 increased as compared to fiscal 2011 by 34.4% to A$22.361 million:

•

Sale of goods increased 139.8% to A$14.02 million due to Ford commencing production of the new EcoLPi Falcon during the year and including Sprint Gas revenues for a full year compared to one month in 2011.

•

Consulting services income decreased 24.9% (A$2.361 million) to A$7.131 million, reflecting reduced customer demand including the impact of the strong Australian dollar on the cost of services for traditional European, USA and Asian customers. Significant programs during the year included the development of the unmanned aircraft system (UAS) engine supplied to AAI in the USA for use in their Aerosonde 4.7 unmanned aerial vehicle (UAV). The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels. In addition, Orbital continued development of a liquid natural gas (LNG) dual fuel system for use in heavy duty trucks.

•	Licence and Royalty income decreased by 10.5% to A$0.967 million due to the impact of the stronger Australian dollar and steady royalty volumes.

•

Other income was A$1.325 million compared to A$6.110 million in 2011. A gain of A$0.392 million was recognised in 2012 due to a change in the fair value of the contingent consideration payable to Sprint Gas minority shareholders and a gain on the sale of the property of A$4.760 million is included in fiscal 2011.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business which is based on an estimated average EBITDA multiple discounted to the present value.

•	In February 2011 Orbital completed the sale and leaseback of its land and buildings in Perth for A$8.650 million. The sale generated a net profit of approximately A$4.760 million.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 11.0% to A$22.118 million in fiscal 2012 from A$19.924 million in fiscal 2011. The increase included the expenses of Sprint Gas for a full year (2011: 1 month) and is also explained as follows:

•

Total employee expenses increased by 9.4% (A$0.987 million) to A$11.481 million. Employee expenses for Sprint Gas were A$1.601 million offset by headcount reductions in other business segments and 2011 included the reversal of a medium term incentive bonus accrual.

•	Depreciation and amortisation decreased by 15.6% to A$0.991 million primarily due to the reduction in amortisation of capitalised development expenditures which were fully written off in 2011.

•	Engineering consumables and contractor expenses increased by 16.3% to A$2.272 million reflecting a different mix of consulting activity.

•

Occupancy expenses increased by 48.8% to A$1.734 million including a full year rental as a result of the sale and lease-back of the Balcatta premises (2011: 4 months) and the inclusion of Sprint Gas property rental.

•	Travel and accommodation expenses decreased by 31.9% to A$0.432 million as a result of decreased overseas travel.

•	Communication and computing expenses increased by 32.0% to A$0.783 million including Sprint Gas expenses and fiscal 2011 included the reversal of a prior year expense accrual.

•

Audit, compliance and listing costs decreased by 19.2% to A$0.569 million as a result of decreased internal audit fees and legal expenses. Fiscal 2011 included costs relating to the acquisition of Sprint gas and the sale of the Balcatta facilities.

•	Finance costs of A$0.692 million were in line with the prior year.

•

In fiscal 2011, as a result of the contraction of the LPG aftermarket, it was decided to write down previously capitalised development expenses for Liquid LPi aftermarket kits (A$1.065 million) and provision for slow moving Liquid LPi aftermarket inventory (A$0.942 million).

•

Other expenses (excluding the write-off of previously capitalised development expenditure A$1.065 million) increased by 306% to A$2.179 million. Fiscal 2012 included $A$0.429 million for impairment of receivables, increased marketing of A$0.209 (Sprint Gas), increased freight and courier of A$0.114 million (Sprint Gas) and increased warranty allowance of A$0.100 million (increased system sales).

Orbital’s share of Synerject’s net profit increased by 7.6% to A$3.480 million in fiscal 2012 from A$3.233 million in fiscal 2011. Synerject’s revenue increased by 4.8% to US$127.548 million as a result of the continuing recovery of marine markets and introduction of new products in the high end non-automotive and utility engine markets. Development expenses of A$0.765 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2011: A$0.580 million) in accordance with IFRS.

The income tax benefit for fiscal 2012 was A$0.204 million, being primarily recognised Deferred Tax Asset (A$0.469 million) offset by State and Federal income taxes in the United States (A$0.252 million) as a result of our share of Synerject taxable income. In fiscal 2011, Orbital recognised A$0.532 million Deferred Tax Asset in the net income tax benefit of A$0.190 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2012 compared to fiscal 2011

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

•

Other income, excluding the gain on the sale of the property in 2011 of A$4.760 million and the government grant arising on restructure of non interest bearing loan of A$7.695 million in 2010, increased by A$0.809 million compared to fiscal 2010.

•	In February 2011 Orbital completed the sale and leaseback of its land and buildings in Perth for A$8.650 million. The sale generated a net profit of approximately A$4.760 million.

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

•

Communication and computing expenses decreased by 25.0% to A$0.593 million including the reversal of a prior year expense accrual and reflecting cost saving initiatives introduced during the fiscal year.

•	Patent costs decreased by 11.2% to A$0.300 million as a result of the rationalisation of some of the patent portfolio.

•	Audit, compliance and listing costs increased by 25.7% to A$0.704 million as a result of increased share registry costs and the impact of over accruals from prior periods reversed in fiscal 2010.

•	Finance costs have decreased by A$0.067 million to A$0.688 million as a result of decreased short term borrowings.

•

As a result of the contraction of the LPG aftermarket, it was decided to write down previously capitalised development expenses for Liquid LPi aftermarket kits (A$1.065 million) and provision for slow moving Liquid LPi aftermarket inventory (A$0.942 million).

•	Other expenses (excluding the write-off of previously capitalised development expenditure A$1.065 million) were steady.

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

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2011 compared to fiscal 2010

Liquidity and Capital Resources

As at June 30, 2012, Orbital’s cash balance, including short term deposits, was A$5.170 million compared to A$6.874 million at June 30, 2011 and A$3.608 million at June 30, 2010. At September 30, 2012 the cash balance was A$6.137 million. Subject to the achievement of the matters set out in note 2 (b) of the financial statements (Basis of Preparation), in Orbital’s opinion, the working capital is sufficient for its present requirements.

For fiscal 2012 Orbital recorded a net cash outflow from operations of A$4.245 million compared to cash outflows of A$1.792 million in fiscal 2011 and A$5.049 million in fiscal 2010. The cash outflow in fiscal 2012 resulted from cash flow used in operating activities of A$4.624 million and working capital sources of A$0.379 million. This compares with net cash used by operating activities in fiscal 2011 of A$2.041 million (fiscal 2010 of A$3.611 million) plus working capital sources of A$0.249 million (fiscal 2010: working capital requirements of A$1.438 million). Synerject’s equity accounted result is non cash and therefore has no impact on operating cash flow in either fiscal 2012 or fiscal 2011 (however Synerject paid dividends to Orbital in Fiscal 2012, Fiscal 2011 and Fiscal 2010).

Research and development expenditures were A$0.954 million in fiscal 2012, A$1.158 million in fiscal 2011 and A$1.152 million in fiscal 2010. Research and development activity during fiscal years 2012, 2011 and 2010 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, further developing the air-assist DI system for application on new products, and in development of the next generation LPG fuel systems.

Orbital generated net cash of A$2.960 million from investing activities in fiscal 2012 compared to A$3.477 million in fiscal 2011 compared to A$1.699 million cash inflow in fiscal 2010. Synerject paid Orbital dividends of A$1.544 million in fiscal 2012 (A$ A$1.208 million in fiscal 2011 and A$0.677 million in fiscal 2010). The capital expenditure in fiscal 2012 consisted mainly of building improvements and the acquisition of computer equipment (fiscal 2011 consisted mainly of the development of the next generation of Liquid LPG fuel systems and tooling costs associated with the Ford EcoLPi Falcon LPG fuel system). In fiscal 2012, Orbital redeemed A$2.063 million short term deposits which were acquired in fiscal 2011. In fiscal 2011, Orbital acquired a short term deposit of A$3.434 million. In fiscal 2011, Orbital sold its land and buildings in Perth for A$8.650 million (A$8.557 million net of selling costs).

Orbital has a A$2.500 million Business Bank Bill Loan with Westpac Banking Corporation to provide working capital support for the Group. At June 30, 2012, A$2.500 million (fiscal 2011: A$0.648 million, fiscal 2010: A$2.056 million) of the facility had been drawn down. A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of credit facilities, forward exchange contracts and banker’s undertakings totalling A$3.205 million (2011: A$3.365 million). The Company has also provided the Company’s banker with security over a short term deposit of A$1.365 million (2011: A$3.365 million) held by the Company’s banker as cash collateral for the financing facilities.

The Company has also provided the Company’s bankers with the following undertakings:

•	to not grant a charge over, or sell any portion of the 42% shareholding in Synerject LLC without the banker’s prior written consent,

•

no additional finance or provision of finance, giving of financial guarantees or incurring financial obligations to support any third party without the banker’s prior written consent, except in relation to operating leases or hire purchase facilities entered into in the ordinary course of business and not exceeding A$50,000, and

•	to operate business operating cheque accounts with the banker.

There are financial covenants attached to the financing facilities, that commenced on July 1, 2012, relating (a) to the financial performance of the Group, and (b) to the level of trade receivables and inventory provided as security for the financing facilities. If the Company does not meet the financial covenants attached to the financing facilities the Company’s banker may increase the margin applying to the facility and/or may require the Company to commence making principal and interest payments rather than interest only payments at present. In the event of a material adverse effect on the business, assets, operations, material contracts or condition, financial or otherwise, of the Company the Company’s banker may demand immediate repayment of the financing facilities.

If required to immediately repay the financing facilities the Company would need to seek financing facilities from an alternate financier, consider raising funds from the Australian Securities Exchange and/or contemplate a sale of non-current assets.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2012. In July 2008, Orbital received funding of A$2.760 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs were approximately A$3.500 million. Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$1.220 million for fiscal year 2013 primarily to replace and upgrade plant and equipment, computer equipment and motor vehicles. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2013 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company, however see note 28 of the financial statements regarding a contingent consideration for the acquisition of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities (excluding capital expenditure) in fiscal 2012 was US$4.989 million, fiscal 2011 was US$7.727 million and fiscal 2010 was US$6.887 million. In March 2009, Synerject negotiated a four (4) year term bank loan of US$7.554 million that replaced a four (4) year term loan due to mature June 2010. In addition Synerject has available a US$5.0 million line of credit to be drawn as and when required. At June 30, 2012 Synerject had drawn down US$1.080 under this line of credit. Synerject’s long term loan repayment commitments in fiscal 2012 are approximately US$1.574 million (actual paid fiscal 2011 US$1.889 million) and it is expected that Synerject will fund these repayments out of operating cash surpluses during the year. Synerject’s cash at June 30, 2012 was US$4.271 million (2011: US$5.754 million) and total debt outstanding (including the line of credit) at June 30, 2012 was US$2.654 million (2011: US$3.462 million). Member guarantees are not required to support Synerject’s financing arrangements.

Trend Information

It is anticipated that the system supply business will provide further revenue growth in the year ending June 30, 2013. UAS engine supply to AAI commenced in August 2012 and although EcoLPi volumes are below original expectations, OAS will support a full year supply to Ford.

Consulting services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2012 was approximately A$1.0 million compared to A$3.9 million at June 30, 2011.

The Synerject result is expected to be influenced by the timing of the launch of new products in China and North America and continuation of the recovery of the North American marine market.

Sprint Gas is expected to experience a challenging year for sales in the Australian LPG market which has contracted over recent years.

Off-Balance Sheet Arrangements

There have been no off-balance sheet arrangements in fiscal 2012, fiscal 2011 or fiscal 2010.

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

Market Exposures

Refer to Item 11. – “Qualitative and Quantitative Disclosures About Market Risk - Market Exposures” included herein.

Interest rate sensitivity

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2012	2011
	A$’000	A$’000

Financial assets
Cash and cash equivalents	3,799	3,440

Financial liabilities
Interest bearing liabilities	2,577	648
Contingent consideration	2,296	2,688

	4,873	3,336

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At June 30, 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2012	2011	2012	2011
	A$’000	A$’000	A$’000	A$’000

Consolidated
+1% (100 basis points)	11	8	—	—
-.5% (50 basis points)	(5)	(4)	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2012 as in 2011 because the only balances affected by interest rates are cash and interest-bearing loan balances.

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2012	2011	2012	2011

Cash – Floating (and fixed less than 6 months)	3,799	3,440	3.22	2.84

Interest bearing liabilities	2,577	648	7.35	8.49
Contingent consideration	2,296	2,688	7.80	9.80

At June 30, 2012 and June 30, 2011 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2012	2011	2012	2011

Cash held in United States Dollars	42	68	1.0191	1.0739
Cash held in European currency units	26	13	0.8092	0.7082

Receivables in United States Dollars	—	120	1.0191	1.0739
Receivables in European currency units	36	23	0.8092	0.7082

Trade and other payables in United States Dollars	(216)	(139)	1.0191	1.0739
Trade and other payables in European currency units	(12)	(130)	0.8092	0.7082

The Company’s equity accounted investment has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Year End Exchange Rate A$
	2012	2011	2012	2011

Synerject LLC	13,696	11,406	1.0191	1.0739

At June 30, 2012 and 2011, Orbital did not have any foreign currency sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2012, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent

Cash	US$0.043m		1.0191	A$0.042m
Cash	Euro0.021m		0.8092	A$0.026m
Receivables	Euro0.029m		0.8092	A$0.036m

Payable	(US$0.220m	)	1.0191	(A$0.216m	)
Payable	(Euro0.010m	)	0.8092	(A$0.012m	)

Maturity Profile of Commercial Commitments for the next 5 years

Obligations (A$’000s)	At June 30, 2012 Expected Maturity or Expiry Date
	2013	2014	2015	2016	2017	Total

Finance Leases	23	23	23	17	—	86

Operating Leases (1)	1,191	1,027	1,012	1,006	938	5,174

Long –Term Debt (2)	346	415	498	597	717	2,573

Heavy Duty Engine Testing Facility Operations commitment (3)	391	291	—	—	—	682

Contingent consideration (4)	—	2,701	—	—	—	2,701

Total	1,951	4,457	1,533	1,620	1,655	11,216

(1)	The Group leases premises and plant & equipment under operating leases. The lease for the head office and engineering premises in Balcatta, Western Australia is for a period of 10 years with options to extend for two further periods of five years each. Rent for the Balcatta premises is subject to a fixed 3% increase each year. In accordance with IFRS the total rent expense for the lease is recognised on a straight line basis over the 10 year period of the lease. Leases for warehousing premises typically run for a period of 5 years. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

(2)	Fair value has been calculated based on discounted future cash flows at the 10-year bond rate. Refer also Item 5 – “Liquidity and Capital Resources.”

(3)	In June 2008, Orbital received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility (100 days at Nil cost and 100 days at 50% of commercial rates).

(4)	Refer to note 28 to the consolidated financial statements for more details on the contingent consideration.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board

William Peter Day	Non Executive Chairman (1)(2)	August 22, 2007
Mervyn Thomas Jones	Non Executive Director (1)(2)	March 31, 2008
Vijoleta Braach-Maksvytis	Non Executive Director (1)(2)	March 31, 2008
Terry Dewayne Stinson	Chief Executive Officer and Managing Director	June 21, 2008

(1)	Member of Audit Committee
(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

MR WILLIAM PETER DAY, LLB (Hons), MBA, FCPA, FCA, FAICD

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

Mr Day is a member of the Company’s Audit Committee and the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Day is a non-executive director of Ansell Limited (appointed August 20, 2007), SAI Global Limited (appointed August 15, 2008) and Centro Retail Australia Limited (appointed October 01, 2009). He is also involved in a number of public interest activities.

MR TERRY DEWAYNE STINSON, BBA (magna cum laude), FAICD

Managing Director and Chief Executive Officer

Joined the Board in June 2008. Mr Stinson has been a senior executive with Siemens, Europe’s largest engineering conglomerate with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support in many others. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company, was CEO of Synerject LLC and held various executive positions with Mercury Marine in R&D, engineering, manufacturing and others.

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009, is a member of the Sustainable Energy Association, is Chairman of Sprint Gas (Aust) Pty Ltd and a Non-executive Board Member of Australia Liquid Petroleum Gas Association (ALPGA).

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

Dr Jones chairs the Company’s Audit Committee (since February 28, 2011) and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee (Chairman until February 28, 2011).

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

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee (since February 28, 2011) and is also a member of the Company’s Audit Committee.

Dr Braach-Maksvytis is also a non-executive director of AWE Limited (appointed October 7, 2010).

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience

Keith Anthony Halliwell August 14, 2000

Chief Financial Officer.

Mr. Halliwell has 28 years international experience as a professional accountant. Prior to his appointment he was Chief Financial Officer of another listed public company in Australia. Mr Halliwell is also a Director of Synerject.

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

Compensation

Details of total remuneration of Directors and key management personnel of the Company and the consolidated entity are as follows:

	2012	2011	2010
	A$	A$	A$
Short-term employee benefits	1,028,635	876,810	1,587,275
Post-employment benefits	114,847	131,555	132,605
Equity compensation benefits	251,062	223,405	225,737
Termination Payments	—	288,241	—

	1,394,544	1,520,011	1,945,617

For fiscal 2012 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.395 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2012 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.115 million.

REMUNERATION REPORT

Principles of compensation

This Remuneration Report for the year ended June 30, 2012 outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and Company.

The remuneration report is presented under the following sections:

1.	Individual key management personnel disclosures

2.	Remuneration at a glance

3.	Remuneration governance

4.	Non-executive director remuneration arrangements

5.	Executive remuneration arrangements

6.	Company performance and the link to remuneration

7.	Executive contractual arrangements

8.	Directors and executive officers’ remuneration - company and group

9.	Equity instruments

1. INDIVIDUAL KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of KMP of the Group are set out below.

Key management personnel

(i) Directors

W Peter Day Chairman (Non-executive)

Mervyn T Jones (Non-executive)

Vijoleta Braach-Maksvytis (Non-executive)

Terry D Stinson (Executive)

(ii) Executives

Keith A Halliwell – Chief Financial Officer

Geoff P Cathcart – Director, Consulting Services & Engineering

2. REMUNERATION AT A GLANCE

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the continued growth and success of the Group.

Members of the KMP may receive a discretionary bonus (short-term incentive (STI)) approved by the Board as reward for exceptional performance in a specific matter of importance. No STIs amounts were paid or became payable during the 2012 financial year.

Members of KMP may receive a medium-term incentive (MTI) bonus based on targets for 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. During the 2012 financial year, the performance hurdles for the MTI were not met and no MTIs were paid or became payable.

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to selected executives. For the 2012 financial year, the Company used relative total shareholder return and earnings per share as the performance measures for the share awards. During the 2012 financial year, the performance hurdles for the 2009 grant of shares were not met and no shares vested.

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

To this end, key objectives of the Company’s reward framework are to ensure that remuneration practices:

•	Are aligned to the Group’s business strategy;

•	Offer competitive remuneration benchmarked against the external market;

•	Provide strong linkage between individual and Group performance and rewards; and

•	Align the interests of executives with shareholders through measuring total shareholder return (TSR) and earnings per share (EPS).

3. REMUNERATION GOVERNANCE

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

The Human Resources, Remuneration and Nomination Committee approves, having regard to the recommendations made by the CEO, the short-term incentive (STI) bonus plan and the medium-term incentive (MTI) bonus plan.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors and executive remuneration is separate and distinct.

Services from remuneration consultants

From July 1, 2011, all proposed remuneration consultancy contracts (within the meaning of section 206K of the Corporations Act 2001) are subject to prior approval by the Board or the Human Resources, Remuneration and Nomination Committee in accordance with the Corporations Act 2001.

During the year ended June 30, 2012, no remuneration consultancy contracts were entered into by the Company and accordingly there are no disclosures required under section 300A(1)(h) of the Corporations Act 2001.

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

The Company’s constitution and the ASX listing rules specify that the non-executive directors’ fee pool shall be determined from time to time by a general meeting. The latest determination was at the 2001 annual general meeting (AGM) held on October 25, 2001 when shareholders approved an aggregate fee pool of A$400,000 per year.

The Board will not seek any increase for the non-executive director pool at the 2012 AGM.

Structure

The remuneration of non-executive directors consists of directors’ fees and committee fees. Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of A$109,200 which also covers membership of Committees of the Board. The Chairman sacrificed a portion of his fee in the 2011 financial year. Each non-executive director receives a base fee of A$57,200 for being a director of the Group. An additional fee of A$3,700 is also paid for each Board committee on which a non-executive director sits or A$8,300 if the director is the Chairman of a Board committee. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on committees.

The remuneration of non-executive directors for the year ended June 30, 2012 and June 30, 2011 is detailed in Section 8 of this report.

5. EXECUTIVE REMUNERATION ARRANGEMENTS

Remuneration levels and mix

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice. The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

The CEO’s target remuneration mix for FY2012 comprised 60% fixed remuneration, 20% target MTI opportunity and 20% LTI opportunity. The LTI value is the total accounting expense associated with the grant made during the financial year. Key Management Personnel’s target remuneration mix for FY2012 was 69% fixed remuneration, 17% target MTI opportunity and 14% LTI opportunity.

Structure

In the 2012 financial year, the executive remuneration framework consisted of the following components:

•	Fixed remuneration

•	Variable remuneration (STI, MTI and LTI)

The table below illustrates the structure of Orbital’s executive remuneration arrangements:

Remuneration component	Vehicle	Purpose	Link to company performance
Fixed compensation	• Represented by total fixed remuneration (TFR). • Comprises base salary, Superannuation contributions and other benefits.

•   Set with reference to role, market and experience.

•   Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

• No link to company performance.
STI component	• Paid in cash	• Rewards executives for their contribution to achievement of Group outcomes.	• Discretionary award by the Board to reward executives for exceptional performance in a specific area of importance.

MTI component	• Paid in cash.	• Rewards executives for their contribution to achievement of Group outcomes.	• Profit after tax. • Pro-rata Consolidated Sales. • Operating Cash Flows.
LTI component	• Awards are made in the form of shares or performance rights.	• Rewards executives for their contribution to the creation of shareholder value over the longer term.	• Vesting of awards is dependent on Orbital Corporation Limited’s TSR performance relative to a peer group and its Earnings Per Share.

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

Variable remuneration — short-term incentive (STI)

KMP may from time-to-time receive a discretionary cash bonus approved by the Board as a retrospective reward for exceptional performance in a specific matter of importance. The Board has not pre-determined any performance criteria against which the amount of a STI is assessed. There are no pre-determined maximum possible values of award under the STI scheme.

STI awards for 2011 and 2012 financial years

No discretionary STI cash bonuses were paid during the 2011 or 2012 financial years. No discretionary STI cash bonuses relating to the 2011 or 2012 financial years will become payable in future financial years.

Variable remuneration — medium-term incentive (MTI)

The medium term incentive was established in 2009 to incentivise executives to achieve stretch key performance indicators (KPI’s). The MTI plan is a target based plan rather than a time based plan.

Executive directors and senior executives may receive MTI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term (one to three financial years). The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in August 2009 relate to 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. These three measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance.

The KPI’s are summarised as follows:

Key Performance Indicator	Proportion of MTI award KPI applies to	Minimum KPI A$’000	Stretch KPI A$’000
Financial measure:
• Profit after tax	33%	100	9,000
• Operating Cash Flow	33%	100	2,700
• Pro-rata Consolidated Sales	33%	100,000	150,000

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

MTI awards for 2011 and 2012 financial years

The Human Resources, Remuneration and Nomination Committee has considered the MTI bonus for the 2012 financial year. The MTI cash bonus available for the 2012 financial year is nil. This amount has been determined on the basis that 1) the Group’s Profit after tax (after removing once-off items) target for the year ended June 30, 2012 has not been met 2) Positive Operating Cash Flows for the year ended June 30, 2012 were not achieved, and 3) the Consolidated Pro-rata Sales of the Group have not reached the minimum threshold of A$100,000,000.

Estimates of the minimum and maximum possible total value of the award over time is as follows:

Name	Position	Amount (Min – Max)
Terry Stinson	Chief Executive Officer	0 - A$	655,200
Keith Halliwell	Chief Financial Officer	0 - A$	390,680
Geoff Cathcart	Director, Consulting Services and Engineering	0 - A$	295,500

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

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of A$1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders. Directors do not participate in Share Plan No.1.

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based 50% on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% on Earnings Per Share (EPS), apply to determine the number of shares (if any) that vest to the Executives.

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

No shares will vest under the FY2010, FY2011 and FY2012 offers unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ending June 30, 2013, June 30, 2014 and June 30, 2015 is at or above 15, 11 and 15 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2009 were not met in FY2012 and as a result nil (2011: nil) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2011, shareholders approved the above plan in relation to the ongoing remuneration of the Executive Director.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson. The Performance Rights Plan was approved by shareholders in October 2008. The Board has no present intention to utilise the Performance Rights Plan for any other senior executives.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended June 30, 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	200,000	A$	2.50
2	200,000	A$	5.00
3	200,000	A$	7.50
4	200,000	A$	10.00
5	125,000	A$	20.00
6	125,000	A$	30.00
7	100,000	A$	50.00

The target share prices were chosen as they directly align the director’s reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

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

No performance rights were granted during the year ended June 30, 2012.

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

LTI awards for 2012 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on December 15, 2011. No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2012 financial year.

Details in respect of the award are provided in Section 9.

6. COMPANY PERFORMANCE AND THE LINK TO REMUNERATION

Performance linked compensation includes both medium-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The MTI is an “at risk” bonus provided in the form of cash, while the LTI is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Company performance and its link to medium-term incentives

	2008	2009	2010	2011	2012	Minimum KPI	Stretch KPI
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Profit/(Loss) after tax	469	(2,451)	4,516	1,763	(3,053)	positive	9,000
Operating Cash Flow	73	(856)	(4,372)	(584)	(2,701)	positive	2,700
Pro-rata Consolidated Sales	59,875	63,867	61,081	68,148	74,371	100,000	150,000
Operating Cash Flow (before working capital movements)*	901	(2,372)	(2,934)	(833)	(3,080)	positive	Not applicable

*	A positive operating cash flow (before working capital movements) must be achieved as a pre-condition for the payment of any MTI.

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group’s total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to June 30, 2012. The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken during the reporting period.

Company performance for the current year and last 4 years is as follows:

	2008		2009		2010		2011	2012	2013 Minimum	2014 Minimum
TSR ranking (percentile)	76th		70th		56th		*	*	50th	50th
Earnings per share (cents)	1.00		(5.10)		9.39		3.65	(6.28)	11.00	15.00
Closing share price (A$)	1.10	**	0.75	**	0.25	**	0.25	0.22	—	—

*	The Company did not measure its TSR ranking in 2011 or 2012 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.
**	Share prices were adjusted for 10:1 share consolidation that occurred in October 2010.

As a result of the Company’s performance over the last five years, LTIs offered during 2005, 2006 and 2007 were fully vested in financial year 2008 and partially vested in financial years 2009 and 2010 respectively. The performance target for the LTIs offered in 2008 and 2009 were not met during the financial years 2011 and 2012 and as such no shares were vested.

7. EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalised in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on September 14, 2007:

•	The CEO receives fixed remuneration of A$364,000 per annum

•	The CEO’s target MTI opportunity per annum is 20% of annual TEC and his maximum MTI opportunity per annum is 60% of TEC

•	The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None

Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None

Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments

Employer initiated termination	1 months	1 months	Pro-rated for time and performance	Board discretion	4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year. The maximum entitlement to termination pay is limited to 65 weeks pay.
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	1 months	1 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Payments applicable to outgoing executives

There were no changes to the KMP of the Group for the year ended June 30, 2012 or subsequent to June 30, 2012.

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION - COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of the Group’s Key Management Personnel are:

	Year	Short Term			Post Employment	Share Based Payments			Total	Proportion of remuneration performance related
		Salary and			Employer	Employee	Performance Rights Plan
		Director’ Fees	Cash Bonuses	Total	Superannuation Contributions	Share Plans		Termination Payments
		A$	A$ (a)	A$	A$	A$ (b)(c)	A$ (d)	A$	A$	% (f)
Non-executive Directors

W Peter Day	2012	100,183	—	100,183	9,017	—	—	—	109,200	—
Chairman (Non-executive)	2011	63,075	—	63,075	5,676	—	—	—	68,751	—

Mervyn T Jones	2012	63,486	—	63,486	5,714	—	—	—	69,200	—
Director (Non-executive)	2011	60,827	—	60,827	5,475	—	—	—	66,302	—

Vijoleta Braach-Maksvytis	2012	63,486	—	63,486	5,714	—	—	—	69,200	—
Director (Non-executive)	2011	57,955	—	57,955	5,216	—	—	—	63,171	—

J Grahame Young (e)	2012	—	—	—	—	—	—	—	—	—
Director (Non-executive)	2011	41,949	—	41,949	3,775	—	—	—	45,724	—

Total Consolidated, all non-executive directors	2012	227,155	—	227,155	20,445	—	—	—	247,600	—
	2011	223,806	—	223,806	20,142	—	—	—	243,948	—
Executive Director
Terry D Stinson	2012	333,945	—	333,945	40,073	105,525	49,283	—	528,826	29.3%
Director and Chief Executive Officer	2011	322,892	(140,000)	182,892	36,144	113,800	49,283	—	382,119	31.2%

Other Key Management Personnel
Keith A Halliwell	2012	266,719	—	266,719	30,231	54,922	—	—	351,872	15.6%
Chief Financial Officer	2011	256,694	(79,884)	176,810	28,757	59,542	—	—	265,109	17.3%

Geoff P Cathcart	2012	200,816	—	200,816	24,098	41,332	—	—	266,246	15.5%
Director, Consulting Services & Engineering	2011	196,340	(59,850)	136,490	18,841	42,427	—	—	197,758	16.5%

B Anthony Fitzgerald (g)	2012	—	—	—	—	—	—	—	—	—
Director, Orbital Autogas Systems	2011	230,593	(73,781)	156,812	27,671	(41,647)	—	288,241	431,077	-8.2%

Total Consolidated, Executive Director and Key Management Personnel	2012	801,480	—	801,480	94,402	201,779	49,283	—	1,146,944	17.6%
	2011	1,006,519	(353,515)	653,004	111,413	174,122	49,283	288,241	1,276,063	10.7%

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION COMPANY AND GROUP (continued)

Notes in relation to the table of directors’ and executive officers remuneration

(a)	Bonuses are those paid or accrued as payable in relation to the year reported. For the 2010 financial year, 100% of the MTI cash bonus of A$353,515 as previously accrued in that period vested to executives, however all participants in the MTI scheme voluntarily and irrevocably waived their right to their MTI cash bonuses. The Group recorded a reversal of the MTI cash bonus of A$353,515 during the 2011 financial year.
(b)	The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan (“ELTSP”) is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognised in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

TSR related rights

Grant Date*	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug 31, 09	3 years	Aug 31, 12	38 cents	nil	55 cents	65.00%	5.03%
Aug 31, 10	3 years	Aug 31, 13	33 cents	nil	34 cents	60.00%	4.27%
Aug 31, 11	3 years	Aug 31, 14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was October 26, 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date*	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
Aug 31, 09	3 years	Aug 31, 12	55 cents	nil	55 cents
Aug 31, 10	3 years	Aug 31, 13	34 cents	nil	34 cents
Aug 31, 11	3 years	Aug 31, 14	35 cents	nil	35 cents

*	The grant date of the EPS related rights for the Managing Director was October 26, 2011.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d)	The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug 31, 08	10 years	47 cents	A$2.50	79 cents	55.00%	5.75%
Aug 31, 08	10 years	35 cents	A$5.00	79 cents	55.00%	5.75%
Aug 31, 08	10 years	28 cents	A$7.50	79 cents	55.00%	5.75%
Aug 31, 08	10 years	23 cents	A$10.00	79 cents	55.00%	5.75%
Aug 31, 08	10 years	13 cents	A$20.00	79 cents	55.00%	5.75%
Aug 31, 08	10 years	9 cents	A$30.00	79 cents	55.00%	5.75%
Aug 31, 08	10 years	5 cents	A$50.00	79 cents	55.00%	5.75%

(e)	Mr J Grahame Young retired from the Board on February 28, 2011.

(f)	The reversal of the cash bonus has been excluded from the calculation of proportion of remuneration performance related.

(g)	Mr Fitzgerald ceased to be a KMP on June 30, 2011.

9. EQUITY INSTRUMENTS

All shares refer to ordinary shares and rights of Orbital Corporation Limited.

Analysis of Shares Offered as Compensation

Details of the shares and rights offered under the LTI to each key management person during the reporting period are as shown below. Please refer to footnote (b) below for the terms and conditions relating to the granting of the rights offered under the Executive Long Term Share Plan.

		Employee Share Plan No. 1				Executive Long Term Share Plan
		Number of shares issued	Share Price		Value (a) A$	Number of Rights Granted/ (Forfeited)	Value (b) A$	Number of Rights Vested

Executive Director
T D Stinson	2012	—		—	—	770,000	231,000	—
	2011	—		—	—	665,000	222,775	—

Executives
K A Halliwell	2012	2,633	A$	0.3798	1,000	410,000	123,000	—
	2011	3,369	A$	0.2968	1,000	337,567	113,085	—
G P Cathcart	2012	2,633	A$	0.3798	1,000	310,000	93,000	—
	2011	3,369	A$	0.2968	1,000	252,700	84,655	—
B A Fitzgerald	2012	—		—	—	—	—	—
	2011	3,369	A$	0.2968	1,000	(316,000)	—	—

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of October 31, 2011 and October 31, 2010 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights offered on August 31, 2011 and August 31, 2010 respectively using a Monte-Carlo simulation model. The vesting of the shares offered on August 31, 2011 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 15 cents per share for the year ending June 30, 2014. The vesting of the shares offered on August 31, 2010 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 11 cents per share for the year ending June 30, 2013. Performance conditions were met not in respect of shares offered in August 2008 and shares in relation to that offer expired at the expiration of the performance period during the 2012 financial year.
(c)	No performance rights vested during the years ended June 30, 2012 or June 30, 2011.

Corporate Governance

The following outlines the main Corporate Governance practices of the Company that were in place throughout the financial year:

1. CORPORATE GOVERNANCE AT ORBITAL

The Board of Directors of Orbital Corporation Limited is responsible for the corporate governance of the Group. The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable. This statement reports on Orbital’s key governance principles and practices. These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and developments in corporate governance.

The Company, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments. Orbital believes that, throughout the 2012 financial year and to the date of this report, it has complied with all the ASXCGC Recommendations.

Information on Orbital’s corporate governance framework is also provided in the Corporate Governance section of Orbital’s website (www.orbitalcorp.com.au)

2. BOARD OF DIRECTORS

2.1 Role of the Board

ASXCGC Recommendations 1.1, 1.3

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

2.2 Composition of the Board

ASXCGC Recommendations 2.1, 2.2, 2.3, 2.6

The names and qualifications of the directors of the Company in office at the date of this Report are detailed in the Directors’ Report on pages 30 and 31.

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

2.4 Board Succession Planning

ASXCGC Recommendation 2.6

The Board manages its succession planning with the assistance of the Human Resources, Remuneration and Nomination Committee. The Committee annually reviews the size, composition and diversity of the Board and the mix of existing and desired competencies across members and reports its conclusions to the Board. In conducting the review a skills matrix is used to enable the Committee to assess the skills and experience of each director and the combined capabilities of the Board.

Recognising the importance of Board renewal, the Committee takes each director’s tenure into consideration in its succession planning.

2.5 Directors’ Retirement and Re-election

ASXCGC Recommendation 2.6

Non-executive directors must retire at the third Annual General Meeting (AGM) following their election or most recent re-election. At least one non-executive director must stand for election at each AGM. Any director appointed to fill a vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

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

All directors are expected to maintain the skills required to discharge their obligations to the Company. Directors are encouraged to undertake continuing professional education including industry seminars and approved education courses.

2.7 Board Access to Independent Professional Advice and Company Information

ASXCGC Recommendation 2.6

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

ASXCGC Recommendations 2.5, 2.6

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

2.9 Directors’ Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Remuneration Report on pages 32 to 44. The Remuneration Report also contains information on the Company’s policy for determining the nature and amount of remuneration for directors and senior executives and the relationship between the policy and company performance.

Shareholders will be invited to consider and approve the Remuneration Report at the 2012 AGM.

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

2.11 Company Secretary

Mr Ian G Veitch, B. Bus, GradDipACG, ACA, ACIS, ACSA. Mr Veitch joined Orbital in 2006 and was appointed to the position of Company Secretary on July 1, 2009. He has over 18 years experience in company secretarial, corporate and financial accounting roles. Mr Veitch holds a Bachelor of Business degree and is a Chartered Accountant and Chartered Secretary. Mr Veitch is a Member of the Institute of Chartered Accountants in Australia, a Member of the Institute of Chartered Secretaries and Administrators, and an Associate of Chartered Secretaries Australia. The appointment and removal of a Company Secretary is a matter for decision by the Board. The Company Secretary is responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

3. COMMITTEES OF THE BOARD

3.1 Board Committees, Membership and Charters

ASXCGC Recommendations 2.4, 2.6, 4.1, 4.2, 4.3, 4.4, 8.1, 8.3,

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

3.2 Audit Committee

ASXCGC Recommendations 4.1, 4.2, 4.3, 4.4

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

Members of the Audit Committee during the year were Dr M T Jones (Chairman), Mr W P Day and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2012 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

ASXCGC Recommendations 2.4, 2.6, 8.1, 8.2

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

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr V Braach-Maksvytis (Chairman), Mr W P Day and Dr M T Jones.

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

ASXCGC Recommendations 6.1, 6.2

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

ASXCGC Recommendations 5.1, 5.2

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

ASXCGC Recommendations 3.1, 3.5

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

ASXCGC Recommendations 7.1, 7.4

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

ASXCGC Recommendations 7.2, 7.4

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures;

•	Financial exposures are controlled by the use of forward exchange contracts, where appropriate;

•	Occupational safety and health issues are monitored by a safety committee;

•	Financial reporting accuracy and compliance with regulatory requirements; and

•	Compliance with environmental regulation.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

6.3 Chief Executive Officer and Chief Financial Officer Assurance

ASXCGC Recommendations 7.3, 7.4

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

6.4 Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis. The directors are not aware of any material breaches during the period covered by this report.

7. EXTERNAL AUDITOR RELATIONSHIP

ASXCGC Recommendation 4.4

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

•	The Chairman of the Committee will meet (at least annually) with the external Auditors without the presence of management

8. DIVERSITY

ASXCGC Recommendations 3.2, 3.3, 3.4, 3.5

8.1 Diversity Policy

The Company respects and values the competitive advantage of diversity, and the benefit of its integration throughout the Company, in order to enrich the Company’s perspective, improve corporate performance, increase shareholder value, and enhance the probability of achievement of the Company’s objectives.

Diversity constitutes people at relevant levels within the Company (including board, senior executive, management and otherwise) with a diverse blend of skills, experiences, perspectives, styles and attributes gained from life’s journey, including on account of their culture, gender, age or otherwise.

The Company is committed to employing and retaining the best technical and non-technical staff based on their capacity to perform well for the Company.

A copy of the Diversity Policy is available in the Corporate Governance section of Orbital’s website.

8.2 Measurable Objectives —Diversity

The Board has not set any measurable objectives for gender diversity as it is satisfied that current employment, advancement and reward decisions regarding staff within the Company are made irrespective of race, religion, gender, age, or any other irrelevant point of difference, therefore no measureable objectives have been put in place at this time to specifically change or increase gender diversity.

8.3 Workforce gender profile at June 30, 2012

Proportion of women in total organisation:	13%
Proportion of women in senior executive positions:	0%
Proportion of women on the board:	25%

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2012		June 2011		June 2010
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	20	—	23	—	15	—
Sprint Gas	19	—	21	—	—	—
Administration	10	—	10	—	15	—
Engineers	31	—	37	—	39	—
Technicians	22	—	21	—	27	—
Others	2	—	2	—	2	—

Total	108	—	118	—	102	—

The management and employees of the Group are not associated with any particular labour union.

Share Ownership

Details of share ownership by Directors and senior managers at September 30, 2012 are as follows:

Directors	Ordinary Shares
W P Day	10,000
T D Stinson	392,690
M T Jones	18,000

Senior Managers
K A Halliwell	180,238
G P Cathcart	54,095

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

Executive Long Term Share Plan - 2010 Offer

At the Company’s Annual General Meeting on October 28, 2010, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 748,125 fully paid ordinary shares. Mr Halliwell has been offered up to 379,762 fully paid ordinary shares. Mr Cathcart has been offered up to 284,287 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	55.6% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2010 and ending on August 31, 2013 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	44.4% of the shares offered will be issued if the Company achieves earnings in excess of 11 cents per share for the year ending June 30, 2013.

Employee Share Plan - 2011 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2011 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On December 15, 2011, a total of 239,919 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2011 Offer

At the Company’s Annual General Meeting on October 26, 2011, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 866,250 fully paid ordinary shares. Mr Halliwell has been offered up to 461,250 fully paid ordinary shares. Mr Cathcart has been offered up to 348,750 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	55.6% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2011 and ending on August 31, 2014 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

(b)	44.4% of the shares offered will be issued if the Company achieves earnings in excess of 15 cents per share for the year ending June 30, 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of September 30, 2012, Orbital had issued and outstanding 48,722,477 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

There are only two shareholder who have greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on July 13, 2011)	4,755,400	9.80%

Deutsche Bank AG (as notified October 15, 2012)	3,361,357	6.90%

There has been no significant change in the composition of major shareholders.

The Executive Officers and Directors of Orbital as a group own 655,023 ordinary shares which represent 1.34% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 48,722,477 ordinary shares in the Company on issue at September 30, 2012, 80% of which are held by 4,901 shareholders located in Australia.

There are 597,993 ADS’s (representing 9,567,888 ordinary shares in the Company) on issue at September 30, 2012 held by 162 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2012 (nil in both fiscal 2011 and 2010).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at September 30, 2012 and June 30 in each of the preceding three years are as follows:

	September 30, 2012 (A$000’s)	2012 (A$000’s)	2011 (A$000’s)	2010 (A$000’s)

Receivables - Non-current	37,875	30,351	27,942	28,364
Borrowings - Non-current	9,833	14,571	11,386	13,090

The largest amounts outstanding during the periods covered were as follows:

	2012 (A$000’s)	2011 (A$000’s)	2010 (A$000’s)

Receivables - Non-current	30,639	28,382	28,570
Borrowings - Non-current	14,802	12,571	13,370

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

During fiscal 2012, nil interest expense (fiscal 2011: nil; fiscal 2010: nil) was recognised by the Company in relation to these loans. The interest rate charged during the year was nil (2011 and 2010: nil)

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at September 30, 2012 and June 30 in each of the preceding three years are:

	September 30, 2012 (A$000’s)	2012 (A$000’s)	2011 (A$000’s)	2010 (A$000’s)

Receivables - Current	—	—	—	3

Payables - Current	25	63	7	110

During fiscal 2012, the Orbital Group provided consulting services to Synerject LLC to the value of A$nil (2011: A$nil million) and purchased goods and services from Synerject LLC to the value of A$0.178 million (2011: A$0.140 million). All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. Included above are unsecured working capital advances which are interest free and repayable on demand.

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

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2007-08		A$	0.380		6,794,414	A$	0.100		4,864	US$	13.00		32,000	US$	3.90		0
2008-09		A$	0.115		7,330,005	A$	0.030		1,574	US$	4.50		52,600	US$	0.78		0
2009-10		A$	0.080		8,644,033	A$	0.025		0	US$	6.00		17,000	US$	1.36		0
2010-11		A$	0.46		653,072	A$	0.18		0	US$	7.30		11,800	US$	2.88		0
2011-12		A$	0.40		360,000	A$	0.18		0	US$	6.48		12,100	US$	3.06		0

2010-11	Q1	A$	0.40		193,359	A$	0.25		0	US$	4.90		3,600	US$	3.72		0
	Q2	A$	0.31		150,000	A$	0.18	*	0	US$	4.70		11,800	US$	2.88	*	0
	Q3	A$	0.46	*	653,072	A$	0.23		0	US$	7.30	*	9,800	US$	3.35		0
	Q4	A$	0.40		521,850	A$	0.25		0	US$	6.75		3,800	US$	4.10		0

2011-12	Q1	A$	0.38		309,000	A$	0.25		0	US$	6.48	*	5,100	US$	4.33		0
	Q2	A$	0.40	*	357,700	A$	0.25		0	US$	5.92		8,300	US$	3.64		0
	Q3	A$	0.35		360,000	A$	0.24		0	US$	5.90		12,100	US$	3.74		0
	Q4	A$	0.34		197,100	A$	0.18	*	0	US$	5.91		7,300	US$	3.06	*	0

Apr 2012		A$	0.34		197,100	A$	0.28		0	US$	5.91		7,300	US$	5.00		0
May 2012		A$	0.31		39,400	A$	0.26		0	US$	5.35		1,300	US$	4.06		0
Jun 2012		A$	0.28		195,700	A$	0.18		0	US$	4.54		3,800	US$	3.06		0
Jul 2012		A$	0.25		375,000	A$	0.19		0	US$	4.30		3,200	US$	3.12		0
Aug 2012		A$	0.22		55,000	A$	0.19		0	US$	3.38		7,300	US$	2.95		0
Sept 2012		A$	0.22		3,300,000	A$	0.18		0	US$	3.20		4,300	US$	2.92		0

*	Denotes annual high and low closing market prices in the relevant year.

On September 30, 2012, the closing sale price of the ordinary shares on the ASX was A$0.19 per ordinary share and the closing sale price of the ADSs on the NYSE Amex on that date was US$2.95 per ADS. On September 30, 2012, 597,993 ADSs, representing 9,567,888 ordinary shares, or approximately 20% of the outstanding ordinary shares, were outstanding and were held by 162 holders of record including nominee companies holding on behalf of beneficial shareholders.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles (Constitution)

At the Company’s Annual General Meeting on October 26, 2004 shareholders voted to adopt a new Constitution for the Company – refer Exhibit 1.1.

1.	Our objects and purposes

No objects and purposes of the Company are stated or, under Australian law, are required to be stated, in the Company’s Constitution.

2.	Directors

2.1 Directors’ power to vote on matters in which he or she has an interest

A Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has, directly or indirectly, a material interest. The maximum total of fees payable to Directors is required to be approved by the Company in general meeting.

2.2 Borrowing powers

Directors may at any time exercise all the powers of the Company to borrow money, except to the extent that such powers are required by law or the Listing Rules of Australian Stock Exchange Limited to be exercised by the Company in general meeting;

2.3 Age limit for retirement

There is no provision pertaining to the retirement of directors pursuant to an age limit requirement in our Constitution.

2.4 Director’s holding of office

A Director may not hold office in contravention of the Corporations Act 2001 (Aust.). Details of requirements for Directors to stand for re-election are set out at “Item 6. Directors, Senior Management and Employees – Board Practices”.

2.5 Directors’ qualifying shares

A Director is not required to have a share qualification.

3.	Rights attaching to shares

3.1 Dividend rights

Dividends, as declared by Directors and which are only payable from profits, are payable on all fully paid ordinary shares equally. Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

3.2 Voting rights

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

3.3 Rights to share profits

Article 15 provides for the directors to set aside out of the profits of the company such sums as they think proper as a reserve and also to carry forward so much of the profits remaining as they consider ought not to be distributed as dividends.

3.4 Rights to share in any surplus in the event of liquidation

Article 18 provides that shareholders have the right to participate in the distribution of our surplus assets in proportion to the number of shares held in the event of the termination or liquidation of us.

3.5 Redemption provisions

Article 21 provides that we may repurchase small holdings of issued shares in accordance with procedures provided in the Constitution and the operating rules of a CS Facility.

3.6 Sinking fund provisions

There are no provisions within our Constitution for sinking funds.

3.7 Liability to further calls by the company

The Company has fully paid ordinary shares on issue.

4.	Actions necessary to change the rights of holders of our shares or holders of a class of shares

Changes to the rights of shareholders in relation to a particular class of shares may only be made with the consent in writing of the holders of three-quarters of the issued shares of that class or if authorised by a special resolution passed at a separate meeting of the holders of that class of share. The Company does not currently have different classes of shares.

5.	Conditions covering the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked.

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

6.	Limitations on rights of non-resident shareholders

There are no limitations under the Constitution of Orbital to the right of non-residents to hold or vote ordinary shares.

7.	Change in control of company

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

Subject to foreign tax credit limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against the US Holder’s United States federal income tax liability or, at the US Holder’s election, deductible from the US Holder’s gross income for United States federal income tax purposes. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15 percent tax rate. To the extent a refund of the tax withheld and paid over to Australia is available to a US Holder, the amount of tax withheld is not eligible for credit against such US Holder’s United States federal income tax liability. Dividends will generally be income from sources without the United States. Dividends paid in taxable years beginning after December 31, 2006 will, depending on the US Holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to US Holders.

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

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and Business Bank Bill Loan with Australian banks.

The goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also had a term deposit of greater than 90 days and less than 365 days that had been pledged as security to the Group’s bankers for the Business Bank Bill Loan. Interest is paid monthly on the Business Bank Bill Loan based on variable interest rates.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 6% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 28% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

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

Liquidity risk

The Group established a finance facility with its bankers during fiscal 2012. The Group’s does not have any other bank overdrafts, bank loans, preference shares or committed available credit lines as at June 30, 2012.

The only external borrowing of the Group are the Business Bank Bill Loan, repayable on demand, and the interest free Western Australian Government loan of A$14.3 million repayable in installments commencing in May 2010. See the “Maturity Profile of Commercial Commitments” on page 29 for scheduled repayments over the next five years.

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

Category	Depositary actions		Associated fee
Depositing or substituting the underlying shares	Issuance of ADSs against the deposit of shares, including deposits and issuance in respect of:		US$5.00 per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered
	•	Share distributions, stock splits, rights, mergers
	•	Exchange of securities or other transactions
	•	Other events or distributions affecting the ADSs or the deposited securities

Selling or exercising rights	Distribution or sale of securities, the fee being an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		US$5.00 for each 100 ADSs (or portion thereof)

Withdrawing an underlying share	Acceptance of ADSs surrendered for withdrawal of deposited securities		US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts		US$2.50 per ADS

General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADSs		US$0.02 per ADS not more than once each calendar year and payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distributions.

Expenses of the depositary	Expenses incurred on behalf of the holders in connection with:		Expenses payable at the sole discretion of the depositary by billing holders or deducting such charge from one or more cash dividends or other cash distribution.
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

	•	The depositary’s or its custodian’s compliance with applicable law, rule or regulation

	•	Stock transfer or other taxes and government charges

	•	Cable, telex, facsimile and electronic transmission/delivery

	•	Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)

	•	Any other charge payable by depositary or its agenst

Fees and payments made by the depositary to the issuer

The Bank of New York Mellon has agreed to pay third parties on behalf of Orbital for certain expenses incurred in connection with the ADR programme. For the year ended June 30, 2012, The Bank of New York paid US$1,571 to third parties on behalf of Orbital. The Bank of New York Mellon also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2012, Orbital’s disclosure controls and procedures were effective.

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

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2012. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2012, its internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm that audited the Fiscal 2012 consolidated financial statements included in this annual report on Form 20-F, is not required to issue an Attestation Report for Fiscal 2012.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s independent registered public accounting firm, Ernst & Young are as follows:

	2012		2011
Services Rendered	Fees (A$)%		Fees (A$)%

Audit Fees – Australian Reporting	223,780	63.4%	235,900	65.0%
Audit Fees – USA Reporting	112,000	31.8%	112,000	30.8%
Audit – Related Fees	—	—	—	—
Tax Fees (1)	—	—	10,000	2.8%
All Other Fees (2)	16,910	4.8%	5,150	1.4%

(1)	Taxation services relate to services performed for preparation and lodgement of tax returns and lodgement of Research & Development Claims.
(2)	All other fees relate to services performed for auditing of an Australian Federal Government grant and for a business review of the Group.

Pre-approval Policies and Procedures

Orbital’s Audit Committee has adopted policies and procedures for the pre-approval of permitted services provided by the Company’s independent public accounting firm, Ernst & Young. Prior to the commencement of each financial year the Company’s chief financial officer and its auditors submit to the Audit Committee a schedule of the types of services that are expected to be performed during the following year for its approval. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of the auditor or on an individual basis. The policy prohibits retaining the auditor to perform the prohibited non-audit functions as defined for the purposes of section 201 of the Sarbanes-Oxley Act.

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

In compiling this report, the directors have referred to the Australian Securities Exchange Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments (the ASXCGC Recommendations), and Part 8. Corporate Governance Requirements of the NYSE Amex Rules (the NYSE Amex Rules).

Orbital confirms that throughout fiscal 2012, and at the date of this document the Group applied the principles of, and was compliant with, the provisions of the ASXCGC Recommendations and that, since listing on the NYSE Amex, applied the principles of, and was compliant with, the NYSE Amex Rules.

A summary of Orbital’s Corporate Governance practices is included in Item 6 of this report.

Orbital’s website contains further information about the corporate governance framework of the company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-56 included herein.

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

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets at December 31, 2011 and 2010	2

Consolidated Statements of Income for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010 and 12 month period ended June 30, 2009	3

Consolidated Statements of Members’ Equity and Comprehensive Income for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010 and 12 month period ended June 30, 2009	4

Consolidated Statements of Cash Flows for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010 and 12 month period ended June 30, 2009	5

Notes to the Consolidated Financial Statements	7

(1)	The financial statements of Synerject LLC are provided pursuant to Rule 3-09 of Regulation S-X

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated herein by reference from Item 19.(c)1.1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Aftermarket”	refers to components that are added to a vehicle after its original manufacture.

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDi TM”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDi TM Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi” or “Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Stoichiometric”	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

“UAS”	Unmanned Aircraft Systems.

“UAV”	Unmanned Aerial Vehicle.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED (Registrant)

/s/ Keith Anthony Halliwell
Date: October 25, 2012	Keith Anthony Halliwell Chief Financial Officer

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated statements of financial position of Orbital Corporation Limited (the “Company”) as of June 30, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited at June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2(b), the Company has incurred operating losses with recurring operating cash outflows. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 2(b). The most recent year financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Ernst & Young
Perth, Australia

October 25, 2012

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 30 JUNE 2012, 2011 AND 2010

	NOTE		CONSOLIDATED
			2012	2011	2010
			$’000	$’000	$’000
Sale of goods			14,020	5,847	6,203
Consulting services income			7,131	9,492	9,621
Licence and royalty income			967	1,081	1,199
Other revenue	7		243	218	242

Total Revenue			22,361	16,638	17,265

Other income	8		1,325	6,110	8,759
Cost of goods sold	9	(d)	(8,305)	(4,484)	(4,607)
Employee benefits expense	9	(a)	(11,481)	(10,494)	(10,792)
Depreciation and amortisation			(991)	(1,174)	(1,004)
Engineering consumables and contractors			(2,272)	(1,954)	(2,043)
Occupancy expenses			(1,734)	(1,165)	(786)
Travel and accommodation			(432)	(634)	(866)
Communications and computing			(783)	(593)	(791)
Patent costs			(322)	(300)	(338)
Insurance costs			(663)	(441)	(441)
Audit, compliance and listing costs			(569)	(704)	(560)
Finance costs	9	(b)	(692)	(688)	(755)
Other expenses	9	(c)	(2,179)	(1,777)	(787)

Share of profit from associate	16		3,480	3,233	1,874

Profit/(loss) before income tax			(3,257)	1,573	4,128

Income tax benefit	10	(a)	204	190	388

Profit/(loss) for the year attributable to the members of the parent entity			(3,053)	1,763	4,516

Earnings/(loss) per share:

Basic earnings/(loss) per share (in cents)	11		(6.28)	3.65	9.39
Diluted earnings/(loss) per share (in cents)	11		(6.28)	3.65	9.29

Earnings/(loss) per ADS:
Basic earnings/(loss) per ADS (in cents)	11		(100.48)	58.40	150.24
Diluted earnings/(loss) per ADS (in cents)	11		(100.48)	58.40	148.64

The consolidated income statement is to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

30 JUNE 2012, 2011 AND 2010

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000

Net profit/(loss) for the period	(3,053)	1,763	4,516

Other comprehensive income
Share of foreign currency reserve of equity accounted investment	(199)	343	(357)
Foreign currency translation	830	(3,758)	(812)

Other comprehensive (loss)/income for the year, net of tax	631	(3,415)	(1,169)

TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR	(2,422)	(1,652)	3,347

Total comprehensive (loss)/ income for the period attributable to owners of the parent	(2,422)	(1,652)	3,347

The consolidated statement of comprehensive income is to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED 30 JUNE 2012, 2011

AND 2010

	Share Capital	Retained Profits/ (Accumulated Losses)	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	$’000	$’000	$’000	$’000	$’000
At 1 July 2009	19,055	(3,224)	884	399	17,114

Profit for period	—	4,516	—	—	4,516
Other comprehensive loss	—	—	—	(1,169)	(1,169)

Total comprehensive income for the period	—	4,516	—	(1,169)	3,347

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	117	—	(117)	—	—
Share based payments	89	—	250	—	339

Balance at 30 June 2010	19,261	1,292	1,017	(770)	20,800

At 1 July 2010	19,261	1,292	1,017	(770)	20,800

Profit for period	—	1,763	—	—	1,763
Other comprehensive loss	—	—	—	(3,415)	(3,415)

Total comprehensive (loss)/income for the period	—	1,763	—	(3,415)	(1,652)

Transactions with owners in their capacity as owners
Share based payments	84	—	250	—	334

Balance at 30 June 2011	19,345	3,055	1,267	(4,185)	19,482

At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482

Loss for period	—	(3,053)	—	—	(3,053)
Other comprehensive income	—	—	—	631	631

Total comprehensive (loss)/income for the period	—	(3,053)	—	631	(2,422)

Transactions with owners in their capacity as owners
Share based payments	91	—	280	—	371

Balance at 30 June 2012	19,436	2	1,547	(3,554)	17,431

The consolidated statement of changes in equity is to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2012 AND 2011

		2012	2011
		$’000	$’000

Assets
Current assets
Cash and cash equivalents	12	3,799	3,440
Other financial assets	13	1,371	3,434
Trade and other receivables	14	4,168	6,841
Inventories	15	5,197	4,060

Total Current Assets		14,535	17,775

Non-Current Assets
Investment in associate	16	13,696	11,406
Deferred tax assets	17	5,767	5,057
Plant & equipment	18	3,949	4,134
Intangibles and goodwill	19	2,257	2,402

Total Non-Current Assets		25,669	22,999

Total Assets		40,204	40,774

Liabilities
Current liabilities
Trade payables and other liabilities	20	4,841	5,004
Borrowings	21	2,864	936
Employee benefits	23	2,117	2,354
Deferred revenue	24	316	316
Government grants	27	225	225
Other provisions	25	526	195

Total Current Liabilities		10,889	9,030

Non-current liabilities
Borrowings	21	59	—
Long term borrowings	26	7,650	7,489
Employee benefits	23	119	132
Government grants	27	1,424	1,649
Contingent consideration	28	2,296	2,688
Other provisions	25	336	304

Total Non-Current Liabilities		11,884	12,262

Total Liabilities		22,773	21,292

Net Assets		17,431	19,482

Equity
Share capital	29	19,436	19,345
Reserves	30	(2,007)	(2,918)
Retained profits	30	2	3,055

Total Equity		17,431	19,482

The consolidated statement of financial position is to be read in conjunction with the notes to the consolidated financial statements set out on pages F-8 to F-65.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 30 JUNE 2012, 2011 AND 2010

	NOTE	CONSOLIDATED
		2012	2011	2010
		$’000	$’000	$’000

Cash Flows from Operating Activities
Cash receipts from customers		25,209	17,070	17,947
Cash paid to suppliers and employees		(29,233)	(18,742)	(22,925)

Cash used in operations		(4,024)	(1,672)	(4,978)
Interest received		243	218	242
Interest paid		(250)	(104)	(107)
Income taxes paid		(214)	(234)	(206)

Net cash used in operating activities	35	(4,245)	(1,792)	(5,049)

Cash Flows from Investing Activities

Dividends received from associate		1,544	1,208	677
Proceeds from sale of property, plant & equipment		49	8,557	44
Acquisition of property, plant & equipment		(696)	(481)	(1,394)
Acquisition of business	38	—	(1,780)	—
Costs incurred on development of intangibles		—	(593)	(1,128)
Redemption/(acquisition) of short term deposits		2,063	(3,434)	3,500

Net cash provided by/(used in) investing activities		2,960	3,477	1,699

Cash Flows from Financing Activities
Proceeds from borrowings		1,930	—	536
Repayment of borrowings		(288)	(1,848)	(200)

Net cash provided by /(used in) financing activities		1,642	(1,848)	336

Net increase/(decrease) in cash and cash equivalents		357	(163)	(3,014)

Cash and cash equivalents at 1 July		3,440	3,608	6,623

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		2	(5)	(1)

Cash and cash equivalents at 30 June	12	3,799	3,440	3,608

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2010, 2011 and 2012.

Refer to note 6 for details of non-cash operating items.

The consolidated statement of cash flows is to be read in conjunction with the notes to the consolidated financial statements set out in pages F-8 to F-65.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2012 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries.

The consolidated financial report was authorised for issue by the directors on 25 October 2012.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Preparation

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

Going Concern

The Group incurred a net loss after tax for the year ended 30 June 2012 of $3,053,000 (2011: Profit of $1,763,000) and experienced net cash outflows from operating activities of $4,245,000 (2011: $1,792,000). At 30 June 2012, the Group had net current assets of $3,646,000 (2011: $8,745,000). The cash and term deposit position of the Group at 30 June 2012 was $5,170,000.

This report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business. In forming this view, the directors have taken into consideration the following:

•	Management’s strategies to improve sales and profits, while carefully controlling discretionary spending;

•	The unaudited net current assets and cash and term deposit position at 31 August 2012 are $3,021,000 and $5,270,000 respectively;

•

The company is listed on the Australian Securities Exchange, and has access to the Australian equity markets. Accordingly, management considers it maintains a reasonable expectation of being able to raise funding from the market if and when required; and

•	If required, the Group could contemplate a sale of non-current assets.

The Directors believe the company can meet all its liabilities as and when they fall due.

Should the Group not achieve the matters set out above, there is significant uncertainty whether the Group will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments to assets and liabilities that may be necessary if the Group is unable to continue as a going concern.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

2. BASIS OF PREPARATION (continued)

(d) Use of Estimates and Judgements (continued)

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

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year. From 1 July 2011, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2011. Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group. The Group has not elected to early adopt any new standards or amendments.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of Consolidation (continued)

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Foreign Currency (continued)

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

Trade payables and other liabilities - refer note 20

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Borrowings - refer note 21

Included in current liabilities is an amount owing under a business bank bill loan facility utilised for working capital. The loan facility provides loans of no fixed duration with interest payable monthly. The loans are initially recognised at the fair value of consideration received plus transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

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

(e) Inventories - refer note 15

Inventories are carried at the lower of cost and net realisable value. Inventory is valued at average cost and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f) Plant and Equipment - refer note 18

(i) Recognition and measurement

Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Plant and Equipment - refer note 18 (continued)

(ii) Subsequent costs

The cost of replacing part of an item of plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation and Amortisation

Items of plant and equipment are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Intangibles and goodwill - refer note 19 (continued)

(iii) Goodwill (continued)

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with AASB 139 (IAS 39) either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2012, but have not been applied in preparing this financial report:

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

(b)     AASB 9 (IFRS 9) allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)     Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

			1 January 2013**	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 2009-11	Amendments to Australian Accounting Standards arising from AASB 9 (IFRS 9)

•     These amendments arise from the issuance of AASB 9 Financial Instruments (IFRS 9) that sets out requirements for the classification and measurement of financial assets. The requirements in AASB 9 (IFRS 9) form part of the first phase of the International Accounting Standards Board’s project to replace AASB 139 Financial Instruments: Recognition and Measurement. (IAS 39)

•     This Standard shall be applied when AASB 9 (IFRS 9) is applied.

			1 January 2013**	1 July 2013
AASB 2010-7	Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (IFRS 9)

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

			1 January 2013**	1 July 2013
AASB 2011-2	Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project – Reduced disclosure regime [AASB 101, AASB 1054]	This Standard makes amendments to the application of the revised disclosures to Tier 2 entities, that are applying AASB 1053.	1 July 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 10 (IFRS 10)	Consolidated Financial Statements

AASB 10 (IFRS 10) establishes a new control model that applies to all entities. It replaces parts of AASB 127 (IAS 27) Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

			1 January 2013	1 July 2013
AASB 11 (IFRS 11)	Joint Arrangements	AASB 11 (IFRS 11) replaces AASB 131 (IAS 31) Interests in Joint Ventures and Interpretation 113 (SIC-13) Jointly- controlled Entities – Non-monetary Contributions by Ventures AASB 11 (IFRS 11) uses the principle of control in IFRS 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition AASB 11 (IFRS 11) removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.	1 January 2013*	1 July 2013
AASB 12 (IFRS 12)	Disclosure of Interests in Other Entities	AASB 12 (IFRS 12) includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about associates and subsidiaries with non-controlling interests.	1 January 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 13 (IFRS 13)	Fair Value Measurement

AASB 13 (IFRS 13) establishes a single source of guidance under IFRS for determining the fair value of assets and liabilities. AASB 13 (IFRS 13) does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under AASB (IFRS) when fair value is required or permitted by AASB (IFRS). Application of this definition may result in different fair values being determined for the relevant assets.

AASB 13 (IFRS 13) also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

			1 January 2013	1 July 2013
AASB 2011-7	Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements	This Standard makes amendments to several Australian Accounting Standards and Interpretations arising from the issuance of the consolidation and joint arrangements Standards.	1 January 2013	1 July 2013
AASB 2011-8	Amendments to Australian Accounting Standards arising from AASB 13 (IFRS 13)	This Standard makes amendments to several Accounting Standards and Interpretations. These amendments principally arise from the issuance of AASB 13 (IFRS 13)	1 January 2013	1 July 2013
AASB 119 (IAS 19)	Employee Benefits (revised)	The revised Standard requires the immediate recognition of defined benefit costs, improves the presentation and disclosure requirements for defined benefit plans and requires the recognition of short-term and other long-term employee benefits to be based on the expected timing of settlement rather than employee entitlement. These revisions will require retrospective application.	1 January 2013	1 July 2013
AASB 2011-10	Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) (IAS 19)	This Standard makes amendments to several Australian Accounting Standards and Interpretations. These amendments principally arise from amendments to the revised employee benefits Standard.	1 January 2013	1 July 2013
AASB 2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124] [IAS 24]	This Standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report.	1 July 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 2011-9	Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income AASB 101 (IAS 1)	This Standard amends the presentation of components of other comprehensive income including presenting separately those items that will be reclassified to profit or loss in the future and those that would not. Amendments will be applied retrospectively.	1 July 2012	1 July 2012
AASB 2012-5	Annual Improvements to 2009–2011 Cycle

This standard sets out amendments to various Standards and the related bases for conclusions and guidance.

The following items are addressed by this standard:

AASB 1 (IFRS 1) First-time Adoption of International Financial Reporting Standards

•       Repeated application of IFRS 1

•       Borrowing costs

AASB 101 (IAS 1) Presentation of Financial Statements

•       Clarification of the requirements for comparative information

AASB 116 (IAS 16) Property, Plant and Equipment

•       Classification of servicing equipment

AASB 132 (IAS 32) Financial Instruments: Presentation

•       Tax effect of distribution to holders of equity instruments

AASB 134 (IAS 34) Interim Financial Reporting

•       Interim financial reporting and segment information for total assets and liabilities

			1 January 2013	1 July 2013

*	Designates the beginning of the applicable annual reporting period unless otherwise stated.
**	AASB ED 215 Mandatory effective date of IFRS 9 proposes to defer the mandatory effective date of AASB 9 (IFRS 9) from annual periods beginning 1 January 2013 to annual periods beginning on or after 1 January 2015, with early application permitted. At the time of preparation, finalisation of ED 215 is still pending by the AASB. However, the IASB has deferred the mandatory effective date of IFRS 9 to annual periods beginning on or after 1 January 2015, with early application permitted.

The directors have not determined the impact of the above new and amended accounting standards and interpretations.

(v) Comparatives

Certain comparatives have been reclassified to conform with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	3,799	3,440	3,608

	3,799	3,440	3,608

Financial liabilities
Interest bearing liabilities	2,577	648	2,056
Contingent consideration	2,296	2,688	—

	4,873	3,336	2,056

The following sensitivity analysis is based on the interest rate risk exposures in existence at the reporting date:

At 30 June 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2012	2011	2010	2012	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000

Consolidated
+1% (100 basis points)	11	8	36	—	—	—
-.5% (50 basis points)	(5)	(4)	(18)	—	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2012 as in 2011 because the only balances affected by interest rates are cash and interest-bearing loan balances.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 6% (FY2011: 20%) of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 28% (FY2011: 14%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred. The Group does not hold foreign currency positions for trading purposes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

At 30 June 2012, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000

Financial assets
Cash and cash equivalents	42	68	195
Trade and other receivables	—	120	308

	42	188	503

Financial liabilities
Trade and other payables	216	139	—

At 30 June 2012, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

Financial assets
Cash and cash equivalents	26	13	23
Trade and other receivables	36	23	48

	62	36	71

Financial liabilities
Trade and other payables	12	130	—

The following sensitivity is based on the foreign currency risk exposures in existence at the reporting date:

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2012 $’000	2011 $’000	2010 $’000	2012 $’000	2011 $’000	2010 $’000

Consolidated
AUD/USD/EURO +10%	12	4	(46)	—	—	—
AUD/USD/EURO -5%	(6)	(2)	26	—	—	—

The movements in profit in 2012 are more sensitive than in 2011 due to the higher level of net US Dollar liabilities and the net Euro financial asset position at balance date.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk

The Group has established a finance facility with its bankers. The Group does not have any other bank overdrafts, bank loans, preference shares or committed available credit lines at 30 June 2012.

The only external borrowings of the Group are the finance facility repayable on demand and the interest free Western Australian Government loan of $14,346,164 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised a contingent consideration liability of $2,701,000 payable in November 2013 to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2012. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2012. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	CONSOLIDATED
	2012 $’000	2011 $’000	2010 $’000

6 months or less	5,482	4,101	4,732
6-12 months	355	288	240
1-5 years	4,986	5,329	1,546
Over 5 years	10,846	11,763	12,360

	21,669	21,481	18,878

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

At 1 July	2,688	—	—
Recognised during the year	—	2,688	—
Released to the income statement	(392)	—	—

At 30 June	2,296	2,688	—

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate. During the year management revised the market discount rate from 9.8% to 7.8% and the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $392,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $376,000/decrease by $376,000 respectively.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale. During the comparative period the Group identified an impairment trigger in relation to the capitalised development costs for the aftermarket Liquid Phase Injection (LPI) kits and recognised an allowance for impairment of $1,065,000.

Consolidation of Sprint Gas (Aust) Pty Ltd

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of Liquified Petroleum Gas (LPG) Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

(b) Significant accounting estimates and assumptions

Taxation

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

Types of products and services

System sales (sale of goods)

The system sales businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operate spare parts businesses for LPG fuel systems.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6. OPERATING SEGMENTS (continued)

Types of products and services (continued)

Consulting services (consultancy)

The consulting services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments. The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

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

Geographical information

The system sales segment is managed on an Australian basis. The consulting services and royalties and licences segments are managed on a worldwide basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the sale of LPG fuel systems, the provision of consulting services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine, motorcycle and unmanned aircraft system engine markets.

Major customers

The Group has a number of customers to which it provides both products and services. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 25.0% of external revenue (2011: 12.7%). The next most significant customer which accounted for 18.8% (2011: 12.2%) of external revenue was in the consulting services segment. No other customer accounts for more than 10% of revenue.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6. OPERATING SEGMENTS (continued)

(a) Operating segments

	System Sales			Consulting Services			Royalties and licences(i)			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Revenue - external customers	14,020	5,847	6,203	7,131	9,492	9,621	967	1,081	1,199	22,118	16,420	17,023

Unallocated other revenue										243	218	242

Total Revenue										22,361	16,638	17,265

Segment results	380	(2,764)	(1,727)	(2,259)	161	1031	463	610	732	(1,416)	(1,993)	36

Research and development										(954)	(1,158)	(1,152)
Unallocated expenses - net (ii)										(3,675)	(2,581)	(3,570)
Gain on sale of property, plant and equipment										—	4,760	—
Gain on restructure of WA Government Loan										—	—	7,695
Finance costs										(692)	(688)	(755)
Share of profit from associate										3,480	3,233	1,874

Net profit/(loss) before related income tax										(3,257)	1,573	4,128

Income tax benefit										204	190	388

Profit/(loss) after tax attributable to members										(3,053)	1,763	4,516

	System Sales			Consulting Services			Royalties and licences			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-cash (revenue) and expenses
Depreciation and amortisation	458	488	267	533	686	737	—	—	—	991	1,174	1,004
Equity settled employee compensation	26	9	49	111	122	127	1	1	1	138	132	177
Other non-cash (income)/expenses	(262)	1,990	—	245	(216)	(345)	—	—	—	(17)	1,774	(345)

Segment non-cash expenses	222	2,487	316	889	592	519	1	1	1	1,112	3,080	836

Equity settled employee compensation										233	202	163
Amortisation of non-interest bearing loans										507	614	626
Gain on restructure of WA Government Loan										—	—	(7,695)
Gain on sale of property, plant & equipment										—	(4,760)	—
Share of profit from equity accounted investment										(3,480)	(3,233)	(1,874)
Movement in provision for surplus lease space										177	372	—
Foreign exchange translation (gain)/loss										(120)	(79)	97

Total non-cash (revenue) and expenses										(1,571)	(3,804)	(7,847)

(i)	Royalties and licence costs include direct patent costs.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6. OPERATING SEGMENTS (CONTINUED)

(a) Operating segments

	System Sales		Consulting Services		Royalties and licences		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Assets	9,921	9,482	5,387	7,619	263	336	15,571	17,437

Unallocated assets
Cash							3,799	3,440
Other financial assets							1,371	3,434
Investment in associate							13,696	11,406
Deferred tax asset							5,767	5,057

Consolidated Total Assets							40,204	40,774

Segment Liabilities	6,567	5,672	8,111	7,766	99	77	14,777	13,515

Unallocated liabilities
Long term borrowings							7,996	7,777

Consolidated Total Liabilities							22,733	21,292

Consolidated Net Assets							17,431	19,482

Segment acquisitions of non current assets	271	857	425	217	—	—	696	1,074

Acquisitions of non-current assets represent acquisitions of property, plant and equipment of $696,000 (2011: $1,074,000).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6. OPERATING SEGMENTS (CONTINUED)

(b) Geographic information

	Americas			Europe			Asia			Australia			Consolidated
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue - external customers	5,231	3,473	4,032	492	889	282	619	1,917	3,665	15,776	10,141	9,044	22,118	16,420	17,023

Non-current assets	19,135	16,122	16,749	—	—	—	—	—	—	6,534	6,877	9,436	25,669	22,999	26,185

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

7. OTHER REVENUE

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000
Interest revenue	243	218	242

8. OTHER INCOME

Gain on sale of property, plant and equipment	15	4,760	41
Automotive grant income (a)	545	680	538
Net foreign exchange gains	120	79	—
Government grant arising on restructure of non interest bearing loan (refer note 26)	—	—	7,695
Grant income	253	591	330
Fair value movement in contingent consideration	392	—	—
Other	—	—	155

	1,325	6,110	8,759

(a)	The Group receives Automotive Transformation Scheme (ATS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	9,529	8,249	8,485
Contributions to defined contributions superannuation funds	984	892	914
Share based payments	371	334	339
(Decrease)/Increase in liability for annual leave	(54)	18	(110)
(Decrease)/Increase in liability for long service leave	(108)	19	98
Termination costs	113	418	276
Other associated personnel expenses	646	564	790

	11,481	10,494	10,792

(b) Finance costs

Interest on borrowings	185	74	129
Non-cash interest expense WA Government Loan	507	614	626

	692	688	755

(c) Other expenses

Administration	363	145	206
Marketing	282	73	97
Investor relations	59	28	88
Freight & couriers	195	81	78
Motor vehicle expenses	73	8	42
(Write-back)/allowance for impairment of receivables	429	43	(114)
Allowance for warranty	191	91
Write-off previously capitalised development expenditure	—	1,065	—
Net foreign exchange losses	—	—	97
Other	587	243	293

	2,179	1,777	787

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

9. EXPENSES (continued)

(d) Cost of goods sold

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000
Raw materials and consumables purchased	9,442	3,182	5,245
Inventory write-downs (Note 15)	—	942	—
Change in inventories	(1,137)	360	(638)

	8,305	4,484	4,607

(e) Lease payments included in income statement

Minimum lease payments - operating lease	1,004	490	171

(f) Research and development costs

Research and development costs charged directly to the income statement:

- LPI development	—	—	275
- Green Car Innovation Fund project	—	963	—
- Other research & development	954	195	877

	954	1,158	1,152

10. INCOME TAX

(a) Recognised in the income statement

Current income tax
Current year (expense)/benefit	(252)	(342)	79
Prior year under provided	—	—	(108)

	(252)	(342)	(29)

Deferred tax
Relating to originating and reversing temporary differences	(13)	—	(2,826)
Benefit on recognition of tax losses	469	532	3,243

	456	532	417

Total income tax benefit in income statement	204	190	388

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

10. TAXATION (continued)

(b) Numerical reconciliation between tax benefit and pre-tax net profit/(loss)

	CONSOLIDATED
	2012	2011	2010
	$’000	$’000	$’000

(Loss)/Profit before tax	(3,257)	1,573	4,128

Income tax using the statutory tax rates	977	(472)	(1,238)
- Non deductible expenditure	(274)	(711)	(1,193)
- Non assessable items	118	706	444
- Deferred tax assets (not recognised)/not brought to account in prior years now recognised	(330)	922	2,404
- Net withholding tax recouped/(paid)	8	(70)	202
- United States of America Federal and State taxes	(295)	(185)	(123)
- Under provided for in prior periods	—	—	(108)

Income tax benefit on pre-tax net profit	204	190	388

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

11. EARNINGS PER SHARE

Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share at 30 June 2012 was based on the loss attributable to ordinary shareholders of $3,053,202 (2011: profit $1,763,084, 2010: profit $4,515,451) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2012 of 48,612,706 shares (2011: 48,325,837 shares, 2010: 48,086,676 shares), calculated as follows:

	CONSOLIDATED
	2012 $	2011 $	2010 $
Profit/(loss) attributable to ordinary shareholders	(3,053,202)	1,763,084	4,515,451

Weighted average number of ordinary shares (1)	Number	Number	Number

Weighted average number of ordinary shares at 30 June	48,612,706	48,325,837	48,086,676
Effect of potential dilutive ordinary shares	—	—	539,125

Weighted average number of potential dilutive ordinary shares at 30 June	48,612,706	48,325,837	48,625,801

Earnings/(loss) per share	Cents	Cents	Cents

Basic earnings/(loss) per share	(6.28)	3.65	9.39

Diluted earnings/(loss) per share	(6.28)	3.65	9.29

Earnings/(loss) per ADS

Basic earnings/(loss) per ADS	(100.48)	58.40	150.24

Diluted earnings/(loss) per ADS	(100.48)	58.40	148.64

Rights granted to employees (including Key Management Personnel) as described in note 36 are considered to be potential ordinary shares. These potential ordinary shares have not been included in the determination of basic earnings per share. In the current year, no potential shares which are issuable under the ELTSP have been included in the diluted earnings per share calculation. The 4,227,300 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future performance.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

12. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2012 $’000	2011 $’000

Cash at bank	503	1,181
Cash at bank - US dollars	42	68
Cash at bank - European currency units	26	13
At call deposits - financial institutions	3,228	2,178

	3,799	3,440

13. OTHER FINANCIAL ASSETS

Short term deposits - financial institutions	1,371	3,434

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

Short term deposits are held as collateral for the interest bearing loan with Westpac Banking Corporation, refer note 21 for further details.

14. TRADE AND OTHER RECEIVABLES

Current

Trade receivables	3,572	6,284
Allowance for impairment loss (a)	(5)	(154)

	3,567	6,130

Accrued royalties	264	288
Taxation instalments	—	48
Other receivables	48	117
Prepayments	289	258

	4,168	6,841

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of $5,000 (2011: $154,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(154)	(116)
Charge for the year	(429)	(43)
Amounts written off	578	5

At 30 June	(5)	(154)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

14. TRADE AND OTHER RECEIVABLES (continued)

(a) Allowance for impairment loss (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2012	Consolidated	3,572	2,288	1,074	202	3	5

2011	Consolidated	6,284	4,484	1,097	267	282	154

* Past due not impaired (‘PDNI’) Considered impaired (‘CI’)

Receivables past due but not considered impaired are $205,000 (2011: $549,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

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

(c) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	CONSOLIDATED
	2012 $’000	2011 $’000

Materials and production supplies - at lower of cost and net realisable value	5,197	4,060

Inventory expense

Inventories recognised as an expense for the year ended 30 June 2012 totalled $8,305,000 (2011: $4,484,000) for the Group (refer to note 9(d)).

Inventory write-downs recognised as an expense totalled $nil (2011: $942,000) for the Group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

16. INVESTMENT IN ASSOCIATE

(a) Interest in Synerject LLC

The Group holds a 42% share of Synerject LLC. The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method. Synerject’s USGAAP reported results are converted to IFRS for accounting for the Group’s share of Synerject’s net profit and net assets recognised.

Other information for Synerject is as follows:

Country of incorporation:	USA
Financial Year end:	31 December
30 June Ownership:	2012: 42%; 2011: 42%; 2010: 42%

	2012	2011	2011
	US$’000	US$’000	US$’000

Revenues (100%)	127,548	121,673	89,536
Profit (100%)	8,045	7,315	4,160

Current assets	45,789	45,427	36,051
Non-current assets	12,880	12,058	9,181
Current liabilities	27,936	29,562	21,494
Non-current liabilities	2,654	3,463	7,939

Net assets	28,079	24,460	15,799

	2012 A$’000	2011 A$’000	2011 A$’000

Revenues (100%)	124,413	123,163	103,365
Profit (100%)	7,847	7,405	4,809

Current assets	44,931	42,301	41,863
Non-current assets	12,639	11,228	10,657
Current liabilities	27,412	27,528	24,955
Non-current liabilities	2,604	3,224	9,215

Net assets	27,554	22,777	18,350

Share of Synerject’s net profit recognised	3,480	3,233	1,874

Share of Synerject’s net assets equity accounted	13,696	11,406	11,534

(b) Movements in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2012 $’000	2011 $’000
Beginning of year	11,406	11,534
Share of profits after tax	3,480	3,233
Share of reserves	(199)	343
Dividends received	(1,544)	(1,208)
Unrealised foreign exchange movements	553	(2,496)

End of year	13,696	11,406

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

16. INVESTMENT IN ASSOCIATE (continued)

(c ) Results of Synerject

	CONSOLIDATED
	2012 $’000	2011 $’000	2010 $’000
Share of Synerject’s profit before income tax	3,254	3,181	1,729
Share of income tax expense	42	(71)	(87)

Share of Synerject’s net profit - as disclosed by Synerject	3,296	3,110	1,642
Adjustments:
- dissimilar accounting treatment with respect to intangibles	184	123	232

Share of net profit accounted for using the equity method	3,480	3,233	1,874

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:

Within one year	376	292	649
One year or later and no later than five years	1,090	1,014	1,349
Later than 5 years	257	467	741

	1,723	1,773	2,739

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2012	2011	2012	2011	2012	2011
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of US loss carry-forwards recognised	5,439	4,716	—	—	5,439	4,716
Other net temporary differences	2,130	2,400	(1,802)	(2,059)	328	341

Net tax assets	7,569	7,116	(1,802)	(2,059)	5,767	5,057

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2012, the available tax carry forward losses of US$31,679,109 (2011: US$37,618,064) expire between the years 2012 and 2024.

Movement in temporary differences during the year	Balance 1-Jul-10 $’000	Acquired during the year $’000	Recognised in income $’000	Recognised in equity (b) $’000	Balance 30-Jun-11 $’000
Tax value of loss carry-forwards recognised	5,215	—	532	(1,031)	4,716
Other temporary differences	—	341	—	—	341

Net tax assets	5,215	341	532	(1,031)	5,057

	Balance 1-Jul-11 $’000	Acquired during the year $’000	Recognised in income $’000	Recognised in equity (b) $’000	Balance 30-Jun-12 $’000
Tax value of loss carry-forwards recognised	4,716	—	469	254	5,439
Other temporary differences	341	—	(13)	—	328

Net tax assets	5,057	—	456	254	5,767

(a) Other net temporary differences

	Consolidated
	2012	2011
Deferred tax assets	$’000	$’000
Annual leave	293	339
Long service leave	378	407
Staff bonus	—	15
Revenue in advance	1,150	1,122
Impairment allowance	309	419
Other	—	98

	2,130	2,400

Deferred tax liabilities
Government loan	(1,627)	(1,851)
Accelerated depreciation: plant & equipment	(175)	(208)

	(1,802)	(2,059)

Net temporary differences	328	341

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

17. DEFERRED TAX ASSETS AND LIABILITIES (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	CONSOLIDATED
	2012 $’000	2011 $’000

Australia (net at 30%)
Tax losses	19,821	17,907

Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences (a)	621	233

	22,376	20,074

United States of America (net at 34%)
Tax losses	5,130	7,194
Other net temporary differences	2,949	3,339

	8,079	10,533

18. PLANT AND EQUIPMENT

Plant and equipment
At cost	17,797	21,693
Less: accumulated depreciation	(13,848)	(17,559)

	3,949	4,134

Total property, plant and equipment - net book value	3,949	4,134

Reconciliations

Reconciliations of the carrying amounts for plant and equipment is set out below:

Plant and equipment
Carrying amount at beginning of year	4,134	4,900
Additions	696	481
Acquired in business combination	—	468
Disposals	(35)	(839)
Depreciation	(846)	(876)

Carrying amount at end of year	3,949	4,134

Total
Carrying amount at beginning of year	4,134	7,911

Carrying amount at end of year	3,949	4,134

All plant and equipment of the Group is subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

Finance leases

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2012 was $77,000 (2011: $nil). Additions during the year include $78,000 (2011: $nil) of plant and equipment under finance leases and hire purchase contracts. Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

19. INTANGIBLES AND GOODWILL

	CONSOLIDATED
	2012 $’000	2011 $’000
Goodwill acquired in business combination
At cost	1,965	1965

Capitalised development expenditure
At cost	826	1,891
Less: accumulated amortisation and impairment	(534)	(389)
Less: allowance for impairmen/write-offt	—	(1,065)

	292	437

Total intangibles and goodwill – net book value	2,257	2,402

(a) Reconciliations of carrying amounts at the beginning and end of the period

Reconciliations of the carrying amounts of goodwill

Carrying amount at beginning of year	1,965	363
Goodwill arising from acquisition of Sprint Gas business (note 38)	—	1,602

Carrying amount at end of year	1,965	1,965

Reconciliations of the carrying amounts for capitalised development expenditure

Carrying amount at beginning of year	437	1,162
Additions	—	593
Write-off of previously capitalised development expenditure (c)	—	(1,065)
Amortisation	(145)	(253)

Carrying amount at end of year	292	437

(b) Description of the Group’s intangible assets and goodwill

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008 ($363,000) and Sprint Gas (Aust) Pty Ltd on 27 May 2011 ($1,602,000).

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

(c) Impairment losses recognised

An impairment loss of $1,065,000 on previously capitalised development expenditure was recognised for continuing operations in the 2011 financial year (2012: $nil). The impaired development expenditure related to the development of LPG fuel systems for aftermarket conversions. The impairment loss was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. The assessment of recoverable amount was based on a value in use model using a discount rate of 18.4% and was determined at the cash-generating unit level. The impairment loss was recognised in the income statement in the line item “other expenses”.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

19. INTANGIBLES AND GOODWILL (continued)

(d) Impairment tests for goodwill and intangibles

(i) Description of the cash generating units and other relevant information

Goodwill acquired through business combinations have been allocated to and are tested at the level of their respective cash generating units, each of which is a cash operating unit within the same reportable segment (refer to note 6), for impairment test:ing as follows:

•	Orbital Autogas Systems cash generating unit

•	Sprint Gas cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2012 based on financial budgets approved by management covering a three-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2011: 18.4%).

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2012 based on financial budgets approved by management covering a five-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2011: 18.4%).

(ii) Carrying amount of goodwill and intangible assets allocated to each of the cash generating units

The carrying amounts of goodwill and intangible assets allocated to the Orbital Autogas Systems segment and to the Sprint Gas segment are shown below:

	Orbital Autogas Systems		Sprint Gas		Total
	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000

Carrying amount of goodwill	363	363	1,602	1,602	1,965	1,965

Carrying amount of capitalised development expenditure	292	437	—	—	292	437

(iii) Key assumptions used in value in use calculations for the Orbital Autogas Systems and Sprint Gas units, respectively, for 30 June 2012 and 30 June 2011

The calculations of value in use for the Orbital Autogas Systems and Sprint Gas cash generating units are most sensitive to the following assumptions:

•	Revenue

•	Gross margins

•	Discount rates

Revenues — revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the current year and management’s estimate for the budget period.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

19. INTANGIBLES AND GOODWILL (continued)

(d) Impairment tests for goodwill and intangibles (continued)

(iv) Sensitivity to changes in assumptions

Orbital Autogas Systems sales unit

With regard to the assessment of the value in use of the Orbital Autogas Systems sales unit, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Sprint Gas sales unit

With regard to the assessment of the value in use of the Sprint Gas sales unit, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

20. TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2012 $’000	2011 $’000
Current

Trade creditors and accruals	2,973	3,453
Revenues received in advance	1,868	1,551

	4,841	5,004

(a) Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. BORROWINGS

Current

Obligations under hire purchase contracts	18	—

Current portion of long term borrowings	346	288

Loans and advances - secured (a)	2,500	648

	2,864	936

Non-current

Obligations under hire purchase contracts	59	—

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,205,000 (2011: $3,365,000).

(b) Maturity

Obligations under hire purchase contracts mature in 2014 and 2015. The secured loans and advances can be repaid and redrawn at any time up to 28 March 2014.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

21. BORROWINGS (continued)

(c) Interest

Interest calculations on the hire purchase contracts are based on fixed interest rates applicable at the date of drawdown and payable monthly. The average interest rate on hire purchase contracts at reporting date is 7.35% (2011: not applicable). Interest calculations on the secured loans and advances are based on variable interest rates payable monthly. The average interest rate on secured loans and advances at reporting date is 7.35% (2011: 8.49%)

(d) Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	NOTE	CONSOLIDATED
		2012 $’000	2011 $’000
Total facilities available
Forward exchange contracts facility		—	200
Bank bill business loan/Trade finance facility		2,500	2,500
Corporate credit card facility		200	200
Bank guarantee		505	465

		3,205	3,365

Facilities utilised at balance date
Forward exchange contracts facility		—	—
Bank bill business loan/Trade finance facility	21	2,500	648
Corporate credit card facility		25	34
Bank guarantee		505	465

		3,030	1,147

Forward exchange contracts facility		—	200
Bank bill business loan/Trade finance facility		—	1,852
Corporate credit card facility		175	166
Bank guarantee		—	—

		175	2,218

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,205,000 (2011: $3,365,000).

The Company has also provided the Company’s banker with security over a short term deposit of $1,365,000 (2011: $3,365,000) held by the Company’s banker as cash collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlords of the Balcatta and Brisbane premises.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

23. EMPLOYEE BENEFITS

	CONSOLIDATED
	2012	2011
	$’000	$’000
(a) Current	2,117	2,354

(b) Non-Current	119	132

(c) Aggregate Liability for employee entitlements	2,236	2,486

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate at 30 June	3.0%	5.1%
Settlement term (years)	10	10

Number of employees at year end	108	118

24. DEFERRED REVENUE

(a) Current

Deferred revenue for operation of heavy duty engine testing facility	316	316

(b) Movement in deferred revenue

At 1 July	316	316
Transferred from government grants (see note 27)	—	—
Released to the income statement	—	—

At 30 June	316	316

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

25. OTHER PROVISIONS

(a) Current

Warranties	279	88
Surplus lease space	182	37
Other	65	70

	526	195

(b) Non-Current

Surplus lease space	336	304

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

25. OTHER PROVISIONS (continued)

(c) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

	CONSOLIDATED
	2012 $’000	2011 $’000
Warranties - current
Carrying amount at beginning of year	88	119
Arising during the year	191	91
Utilised	—	(122)

Carrying amount at end of year	279	88

Surplus lease space - current
Carrying amount at beginning of year	37	—
Utilised	(214)	(13)
Reclassified from non-current	359	50

Carrying amount at end of year	182	37

Other provisions - current
Carrying amount at beginning of year	70	54
Arising during the year	65	70
Utilised	(70)	(54)

Carrying amount at end of year	65	70

Surplus lease space - non-current
Carrying amount at beginning of year	304	—
Arising during the year	391	354
Reclassified to current	(359)	(50)

Carrying amount at end of year	336	304

The product warranty provision relates to sales of LPG fuel systems and also the sale of small unmanned aircraft engines. In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Surplus lease space provision relates to certain unutilised office space. The provision takes account of estimated rental income Orbital is able to recover by sub-letting the space.

26. LONG TERM BORROWINGS

Non-Current
Loans and advances - secured (a)	7,650	7,489

(a)	The Government of Western Australia had previously provided the Company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. During the 2010 year Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•	Term - 2010 to 2025.

•	Repayments - Commencing May 2010 at $200,000 per annum.

•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

26. LONG TERM BORROWINGS (continued)

The restructured loan’s net fair value at 27 January 2010 utilising a market interest rate of 6.52% was $7,558,000 which compares to the carrying value of the old loan of $15,253,000 at that date. In accordance with the Accounting Standards, the benefit of the interest free government loan amounting to $7,695,000 was accounted for as a government grant.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis. During the 2011 year Orbital made an additional loan repayment to the Government of Western Australia of $200,000.

The fair value of the loan 2012: $7,605,365 (2011:$7,423,513) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date: 7.35% (2011: 7.23%)

27. GOVERNMENT GRANTS

	CONSOLIDATED
	2012 $’000	2011 $’000
Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	225

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,424	1,649

Total government grants deferred	1,649	1,874

(a) Movement in government grants

At 1 July	1,874	2,099
Released to the income statement	(225)	(225)

At 30 June	1,649	1,874

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

28. CONTINGENT CONSIDERATION

	CONSOLIDATED
	2012 $’000	2011 $’000
Non-Current liabilities
Contingent consideration for business acquisition	2,296	2,688

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

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently are carried at fair value through the profit and loss

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

During the year management revisited the market discount rate from 9.8% to 7.8% and the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $392,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $376,000/decrease by $376,000 respectively.

(a) Movement in contingent consideration

At 1 July	2,688	—
Recognised during the year	—	2,688
Released to the income statement	(392)	—

At 30 June	2,296	2,688

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.

29. SHARE CAPITAL

Ordinary shares	19,436	19,345

	Number	$’000
Movement in ordinary shares on issue

At 1 July 2009	47,888,505	19,055
Shares issued pursuant to employee share plans	308,889	206

At 30 June 2010	48,197,394	19,261

Shares issued pursuant to Share Consolidation (c)	1,494	—
Shares issued pursuant to employee share plans	283,670	84

At 30 June 2011	48,482,558	19,345

Shares issued pursuant to employee share plans	239,919	91

At 30 June 2012	48,722,477	19,436

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

29. SHARE CAPITAL (continued)

(a) Capital management

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

(b) Share Consolidation

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

30. RETAINED PROFITS AND RESERVES

(a) Movements in retained profits were as follows:

	CONSOLIDATED
	2012	2011
	$’000	$’000

Balance 1 July	3,055	1,292
Net (loss)/profit	(3,053)	1,763

Balance 30 June	2	3,055

(b) Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
Consolidated	$’000	$’000	$’000

Balance 1 July 2010	1,017	(770)	247
Equity-settled transaction-employee shares	250	—	250
Other comprehensive loss	—	(3,415)	(3,415)

Balance at 30 June 2011	1,267	(4,185)	(2,918)

Balance 1 July 2011	1,267	(4,185)	(2,918)
Equity-settled transaction-employee shares	280	—	280
Other comprehensive income	—	631	631

Balance at 30 June 2012	1,547	(3,554)	(2,007)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

30. RETAINED PROFITS AND RESERVES (continued)

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

31. CONSOLIDATED ENTITY

	Note		Class of Shares	Consolidated Entity Interest
				2012%	2011%	2010%
Ultimate Parent Entity
- Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100	100
- OEC Pty Ltd	(a	)	Ord	100	100	100
- S T Management Pty Ltd	(a	)	Ord	100	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100	100
- Orbital Environmental Pty Ltd	(a	)	Ord	100	100	100
- Orbital Share Plan Pty Ltd	(b	)	Ord	100	100	100
- Orbital Autogas Systems Pty Ltd			Ord	100	100	100
- Sprint Gas (Aust) Pty Ltd	(c	)	Ord	100	100	N/A
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100	100

(a)	Dormant for the years ended 30 June 2012 and 30 June 2011.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.
(c)	Refer to note 38 for further discussion.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

32. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2012 $’000	2011 $’000

Current assets	3	4
Total assets	39,998	38,645

Current liabilities	—	—
Total liabilities	22,567	19,163

Issued capital	19,436	19,345
Accumulated losses	(3,552)	(1,130)
Employee equity benefits reserve	1,547	1,267

Total shareholders’ equity	17,431	19,482

Loss of the parent entity	(2,422)	(1,652)

Total comprehensive loss of the parent entity	(2,422)	(1,652)

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

33. RELATED PARTY DISCLOSURES

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

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2012	2011
	$’000	$’000
Receivables
Current	—	—

Payables
Current	63	7

(ii) Transactions

During the year the Group provided engineering services to Synerject LLC of $nil (2011: $nil) and purchased goods and services to the value of $178,000 (2011: $140,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

34 KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairman)

Dr MT Jones

Dr V Braach-Maksvytis

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2012 $	2011 $	2010 $

Short-term employee benefits	1,028,635	876,810	1,587,275
Post-employment benefits	114,847	131,555	132,605
Equity compensation benefits	251,062	223,405	225,737
Termination benefits	—	288,241	—

	1,394,544	1,520,011	1,945,617

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

34 KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-12
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive directors
Mr TD Stinson(c)	375,690	17,000	—	—	—	—	392,690

Executives
Mr KA Halliwell	177,605	—	2,633	—	—	—	180,238
Dr GP Cathcart	51,462	—	2,633	—	—	—	54,095
Mr BA Fitzgerald	106,613	—	—	—	—	(106,613)	—

	Held at 1-Jul-10	Purchases	Granted as compensation		Sales	Other(a)(b)	Held at 30-Jun-11
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	74,854	—	—	—	—	(74,854)	—
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive directors
Mr TD Stinson (c)	230,088	145,602	—	—	—	—	375,690

Executives
Mr KA Halliwell	136,734	37,500	3,369	—	—	2	177,605
Mr BA Fitzgerald	103,242	—	3,369	—	—	2	106,613
Dr GP Cathcart	48,091	—	3,369	—	—	2	51,462

	Held at 1-Jul-09	Purchases	Granted as compensation		Sales	Other(d)	Held at 30-Jun-10
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	74,854	—	—	—	—	—	74,854
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive directors
Mr TD Stinson (c)	120,100	110,000	—	—	—	(12)	230,088

Executives
Mr KA Halliwell	94,189	—	1,625	40,920	—	—	136,734
Mr BA Fitzgerald	67,517	—	1,625	34,100	—	—	103,242
Dr GP Cathcart	30,346	—	1,625	16,120	—	—	48,091

(a)	Represents shareholdings at time that Mr JG Young ceased to be a Director and Mr BA Fitzgerald ceased to be a KMP.
(b)	Represents the rounding of shareholdings as a result of the share consolidation.
(c)	Mr Stinson’s shareholding of 392,690 is represented by 6,618 ADSs and 286,802 ordinary shares.
(d)	As a result of a change to the ratio of ADSs to ordinary shares the equivalent ordinary shares of Mr Stinson were rounded down to the nearest multiple of 160.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

34. KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12

Executive directors
Mr TD Stinson	1,320,000	770,000	—	—	(130,000)	1,960,000

Executives
Mr KA Halliwell	674,067	410,000	—	—	(70,000)	1,014,067
Dr GP Cathcart	492,200	310,000	—	—	(40,000)	762,200

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11

Executive directors
Mr TD Stinson	655,000	665,000	—	—	—	1,320,000

Executives
Mr KA Halliwell	363,500	337,567	—	—	(27,000)	674,067
Mr BA Fitzgerald	333,000	311,600	(627,600)	—	(17,000)	—
Dr GP Cathcart	256,500	252,700	—	—	(17,000)	492,200

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	130,000	525,000	—	—	—	655,000

Executives
Mr KA Halliwell	163,000	266,500	—	(40,920)	(25,080)	363,500
Mr BA Fitzgerald	142,000	246,000	—	(34,100)	(20,900)	333,000
Dr GP Cathcart	83,000	199,500	—	(16,120)	(9,880)	256,500

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12

Executive directors
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11

Executive directors
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10

Executive directors
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

35. NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		CONSOLIDATED
			2012 $’000	2011 $’000	2010 $’000

Profit/(loss) after income tax			(3,053)	1,763	4,516

Adjustments for:
Profit on sale of property, plant and equipment	8		(15)	(4,760)	(41)
Depreciation	18		846	930	877
Amortisation	19		145	253	136
Amortisation of deferred revenue and government grants			(225)	(225)	(345)
Impairment, write-off/(write-back) of trade receivables			429	38	(114)
Movement in fair value of financial liability			(329)	—	—
Impairment of capitalised development costs	19		—	1,065	—
Inventory write-down	15		—	942	—
Amortisation of non-interest bearing loans			507	613	626
Gain on restructure of non-interest bearing loans	26		—	—	(7,695)
Amounts set aside to warranty and other provisions			363	318	(133)
Share of net profit of equity accounted investment	16		(3,480)	(3,233)	(1,874)
Employee compensation expense	36	(a)	371	334	339
Net foreign exchange (gains)/losses			(120)	(79)	97

Net cash used in operating activities before changes in assets and liabilities			(4,624)	(2,041)	(3,611)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables			2,262	(621)	28
Decrease/(increase) in inventories			(1,137)	360	(638)
Increase in deferred tax assets			(456)	(532)	(417)
(Decrease)/increase in payables			(40)	1,629	(951)
(Decrease)/increase in employee provisions			(250)	(587)	540

			379	249	(1,438)

Net cash used in operating activities			(4,245)	(1,792)	(5,049)

36. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

Expense arising from equity-settled share-based payment transactions	371	334	339

The share-based payment plans are described below. Entitlements to shares are based 50% of Total Shareholder Return and 50% on Earnings Per Share.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36. SHARE BASED PAYMENT PLANS (CONTINUED)

(b) Employee Share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During the year there were 239,919 (2011: 283,670) shares issued under Plan No 1 to eligible employees at a market value on the day of issue of $91,097 (2011: $84,193).

(c) Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	50% of the shares offered will vest depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index). The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2011 and ending on 31 August 2014 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will vest at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will vest unless the Company’s TSR is at or above the 50th percentile. In 2012, nil (2011: nil) rights vest in accordance with the terms of the plan.

(b)	50% of the shares offered will vest if the Company achieves earnings in excess of 15 cents per share for the year ending 30 June 2014.

At the Company’s Annual General Meeting in October 2011, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 1,687,500 rights under the plan were offered to 5 executives (2011: 1,730,900 rights offered to 6 executives).

Summary of rights granted under the ELTSP

	2012 No.	2011 No.	2010 No.
Outstanding at the beginning of the year	2,849,800	1,855,000	780,000
Granted during the year	1,687,500	1,730,900	1,436,000
Forfeited during the year	—	(642,600)	(96,000)
Vested during the year and shares issued	—	—	(164,300)
Expired during the year	(310,000)	(93,500)	(107,000)

Outstanding at the end of the year	4,227,300	2,849,800	1,855,000

The outstanding balance as at 30 June 2012 is represented by:

•	1,120,500 rights with an average fair value at grant date of $0.465 that will potentially vest in August 2012;

•	1,419,300 rights with an average fair value at grant date of $0.335 that will potentially vest in August 2013; and

•	1,687,500 rights with an average fair value at grant date of $0.300 that will potentially vest in August 2014.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36. SHARE BASED PAYMENT PLANS (CONTINUED)

Fair value of rights on grant date

TSR related rights

The following factors and assumptions were used in determining the fair value of TSR related rights offered under the ELTSP on grant date:

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-09	3 years	31-Aug-12	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60.00%	4.27%
31-Aug-11	3 years	31-Aug-14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was 26 October 2011.

EPS related rights

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date

31-Aug-09	3 years	31-Aug-12	55 cents	nil	55 cents
31-Aug-10	3 years	31-Aug-13	34 cents	nil	34 cents
31-Aug-11	3 years	31-Aug-14	35 cents	nil	35 cents

*	The grant date of the EPS related rights for the Managing Director was 26 October 2011.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36. SHARE BASED PAYMENT PLANS (CONTINUED)

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

No performance rights were granted during the year ended 30 June 2012 or 30 June 2011.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

The fair values of the identifiable assets and liabilities of Sprint Gas (Aust) Pty Ltd as of the date of acquisition were as follows:

	Provisional fair value at acquisition date as reported in 30 June 2011 financial statements $’000	Final fair value at acquisition date as reported in 30 June 2012 financial statements $’000

Cash and cash equivalents	420	420
Trade and other receivables	1,319	1,319
Inventories	1,968	1,640
Plant and equipment	468	468
Deferred tax asset	242	341

	4,417	4,188

Trade and other payables	(835)	(835)
Employee benefits	(197)	(197)
Relocation provision	(70)	(70)

	(1,102)	(1,102)

Provisional fair value of identifiable net assets	3,315	3,086
Goodwill arising on acquisition	1,373	1,602

Acquisition date fair value consideration transferred	4,688	4,688

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

38. BUSINESS COMBINATION (continued)

Acquisition of Sprint Gas Business (continued)

The increase of $229,000 to the provisional goodwill figure reported in the 30 June 2011 financial statements was due to the re-measurement of the fair value of inventory acquired. During the 12-month period post acquisition, the Group revisited the assumptions used to determine the fair value of inventory and reduced the balance by $328,000, to more accurately reflect the value of inventory at the date of acquisition. As a result of the adjustment, the Group recognised a corresponding deferred tax asset of $99,000. These changes were retrospectively applied to the 30 June 2011 comparative balances.

For details of the movement in the contingent consideration liability refer to note 28.

39. COMMITMENTS

(a) Operating leases

	CONSOLIDATED
	2012 $’000	2011 $’000	2010 $’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	1,191	1,022	184
- Later than one year but not later than five years	3,983	3,536	3
- later than five years	3,399	4,273	—

	8,573	8,831	187

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

During the financial year ended 30 June 2012, $1,004,000 was recognised as an expense in the income statement in respect of operating leases (2011: $490,000).

(b) Finance leases and hire purchase commitments

Future minimum lease payments under finance leases and hire purchase contracts are as follows:

- Not later than one year	23	—	—
- Later than one year but not later than five years	63	—	—

	86	—	—

(c) Other

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

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:
- Not later than one year	391	391	391
- Later than one year but not later than five years	291	682	1,073

	682	1,073	1,464

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

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

42. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2012 $	2011 $	2010 $
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports – Australian Reporting	223,780	235,900	224,420
- Audit and review of financial reports – USA Reporting	112,000	112,000	150,000

Amounts received or due and receivable for taxation services by:
Auditors of the Company	—	10,000	10,055

Amounts received or due and receivable for other services by:
Auditors of the Company	16,910	5,150	5,627

Total auditors’ remuneration	352,690	363,050	390,102

The Auditors of the Group in 2012, 2011 and 2010 were Ernst & Young.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated balance sheets of Synerject, LLC and Subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and Subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Norfolk, Virginia

February 3, 2012

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,290,127	$3,985,793
Trade accounts receivable, net of allowance for doubtful accounts of $223,522 in 2011 and $158,884 in 2010	25,885,871	21,488,855
Inventories	6,340,489	5,817,704
Prepaid expenses and other assets	3,680,056	2,636,027

Total current assets	41,196,543	33,928,379

Property, plant and equipment, net	4,829,932	4,942,843

License agreements, net of accumulated amortization of $10,283,958 in 2011 and $9,645,707 in 2010	3,167,271	3,799,637

Total assets	$49,193,746	$42,670,859

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$17,374,035	$13,721,010
Accrued expenses and other liabilities	6,067,499	6,192,452
Current portion of long-term debt	1,888,596	1,888,596
Line of credit	—	594,139

Total current liabilities	25,330,130	22,396,197

Long-term debt, excluding current portion	629,531	2,518,126

Total liabilities	25,959,661	24,914,323

Members’ equity	22,664,484	16,886,300
Accumulated other comprehensive income	569,601	870,236

Total members’ equity	23,234,085	17,756,536

Total liabilities and members’ equity	$49,193,746	$42,670,859

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Income

12 Month Period Ended December 31, 2011, 18 Month Period Ended December 31, 2010, and 12 Month Period Ended June 30, 2009

	12 Months Ended December 31, 2011	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009
Revenue
Net sales	$125,879,643	$145,123,722	$69,844,265
Engineering services revenue	4,765,428	4,960,464	4,790,772

Total revenue	130,645,071	150,084,186	74,635,037

Costs and expenses
Cost of goods sold	102,113,245	118,218,938	56,267,221
Engineering expenses	12,218,067	13,213,292	6,532,343
Selling, general and administrative expenses	7,609,555	10,893,989	7,453,689

Total costs and expenses	121,940,867	142,326,219	70,253,253

Operating income	8,704,204	7,757,967	4,381,784

Other income (expense)
Interest expense	(70,252)	(395,160)	(289,912)
Other	69,295	(46,634)	(430,054)

	(957)	(441,794)	(719,966)

Net income	$8,703,247	$7,316,173	$3,661,818

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Members’ Equity and Comprehensive Income

12 Month Period Ended December 31, 2011, 18 Month Period Ended December 31, 2010, and 12 Month Period Ended June 30, 2009

	CAS	Members’ equity OFT	Total	CAS	Accumulated other comprehensive income OFT	Total	Total members’ equity
Balances at June 30, 2008	$7,654,294	$7,654,293	$15,308,587	$818,644	$818,644	$1,637,288	$16,945,875

Distributions to members	(3,086,607)	(3,086,607)	(6,173,214)	—	—	—	(6,173,214)

Comprehensive income:
Net income	1,914,378	1,747,440	3,661,818	—	—	—	3,661,818
Foreign currency translation adjustment	—	—	—	(392,665)	(358,424)	(751,089)	(751,089)
Reversal of previously unrealized losses in fair value of derivative	—	—	—	69,656	69,656	139,312	139,312

Total comprehensive income							3,050,041

Balances at June 30, 2009	6,482,065	6,315,126	12,797,191	495,635	529,876	1,025,511	13,822,702

Distributions to members	(1,871,697)	(1,355,367)	(3,227,064)	—	—	—	(3,227,064)

Comprehensive income:
Net income	4,243,380	3,072,793	7,316,173	—	—	—	7,316,173
Foreign currency translation adjustment	—	—	—	(90,060)	(65,215)	(155,275)	(155,275)

Total comprehensive income							7,160,898

Balances at December 31, 2010	8,853,748	8,032,552	16,886,300	405,575	464,661	870,236	17,756,536

Distributions to members	(1,696,537)	(1,228,526)	(2,925,063)	—	—	—	(2,925,063)

Comprehensive income:
Net income	5,047,883	3,655,364	8,703,247	—	—	—	8,703,247
Foreign currency translation adjustment	—	—	—	(174,368)	(126,267)	(300,635)	(300,635)

Total comprehensive income							8,402,612

Balances at December 31, 2011	$12,205,094	$10,459,390	$22,664,484	$231,207	$338,394	$569,601	$23,234,085

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

12 Month Period Ended December 31, 2011, 18 Month Period Ended December 31, 2010, and 12 Month Period Ended June 30, 2009

	12 Months Ended December 31, 2011	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,703,247	$7,316,173	$3,661,818
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,275,768	2,003,132	1,511,016
Amortization of license agreements	583,892	832,657	839,111
Write-off of accrued interest on license agreement	—	444,261	—
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(4,981,344)	(1,245,827)	(3,295,424)
Inventories	(618,512)	(1,163,680)	(402,504)
Prepaid expenses and other assets	(1,151,641)	433,199	(1,175,011)
Accounts payable	3,148,967	2,425,394	431,620
Accrued expenses and other liabilities	(243,360)	1,572,357	1,333,831

Net cash provided by operating activities	6,717,017	12,617,666	2,904,457

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(1,250,822)	(1,617,365)	(1,244,348)

Net cash used in investing activities	(1,250,822)	(1,617,365)	(1,244,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(2,925,063)	(3,227,064)	(6,173,214)
Net borrowings (repayments) on line of credit	(594,139)	(1,042,365)	361,532
Proceeds from long-term borrowing	—	—	7,554,382
Principal payments on long-term debt	(1,888,595)	(2,832,895)	(4,776,055)

Net cash used in financing activities	(5,407,797)	(7,102,324)	(3,033,355)

Effect of exchange rate changes on cash and cash equivalents	1,245,936	(990,517)	(162,663)

Net increase (decrease) in cash and cash equivalents	1,304,334	2,907,460	(1,535,909)

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

12 Month Period Ended December 31, 2011, 18 Month Period Ended December 31, 2010, and 12 Month Period Ended June 30, 2009

(Concluded)	12 Months Ended December 31, 2011	18 Months Ended December 31, 2010	12 Months Ended June 30, 2009

Cash and cash equivalents
Beginning of period	$3,985,793	$1,078,333	$2,614,242

End of period	$5,290,127	$3,985,793	$1,078,333

Supplement disclosure of cash flow information:
Cash paid for interest	$115,571	$591,881	$298,363

Cash paid for foreign income taxes	$—	$645,559	$—

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Synerject, LLC (Synerject or the Company), a Delaware limited liability company, was formed on June 25, 1997 to manufacture, distribute, and sell fuel rail assemblies incorporating charge delivery injectors which deliver air and pre-metered quantities of gasoline directly into the combustion chambers of both two-stroke and four-stroke internal combustion engines.

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

December 31, 2011 and 2010

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

December 31, 2011 and 2010

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

In September 2010, the Company reversed the previously accrued capitalized interest that had been accrued on the third of three installments of license fees to Orbital as outlined in the 1998 license agreement, as the conditions in the agreement that require Synerject’s obligation to pay this installment of fees had not been satisfied to date.

Warranty Liability

The Company provides for estimated warranty costs based on industry applicable rates as set by CAG and accrues for specific items at the time their existence is known and the amounts are determinable.

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

December 31, 2011 and 2010

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

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Organization’s management has evaluated the impact of this guidance to its consolidated financial statements. The Organization is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of December 31, 2011. With few exceptions, the Organization is no longer subject to income tax examinations by U.S. federal, state or local authorities for years before 2008.

The Company’s policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

No election was made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. Synerject SAS incurs and pays foreign income taxes. In addition, the Company incurred a tax (unrecoverable VAT) relating to shipments from its locations in China to other countries in 2009 and 2010. During 2011, this tax was suspended and to date has not been reinstated. The individual members may be entitled to a tax credit for such foreign income taxes paid if dividends are paid. For the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009, foreign income tax expense (benefit) of approximately ($8,000), $47,000, and $495,000, respectively, were included in other expense on the accompanying consolidated statements of income.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

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

Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using functional currencies other than the U.S. dollar. This causes the Company to be exposed to various risks associated with these functional currencies. The effect of these risks are not determinable.

For the 12 month period ended December 31, 2011 and the 18 month period ended December 31, 2010, assets and liabilities are translated at the exchange rate in effect and set forth by CAG at the consolidated financial statement date. Income statement accounts are translated at the average CAG rate of exchange prevailing during the period.

For the 12 month period ended June 30, 2009, assets and liabilities are translated at the exchange rate in effect at the consolidated financial statement date. Income statement accounts are translated at the average rate of exchange prevailing during the period.

Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included in the cumulative foreign currency translation adjustment account in total members’ equity.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets such as property, plant and equipment and intangibles subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Revenue Recognition

The Company recognizes revenue on sales after products are shipped, the customer takes ownership, assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is determinable. The Company recognizes revenue related to engineering services based on output measures and the achievement of certain billable milestones. Revenues are recorded net of taxes collected from customers and remitted to governmental authorities. Sales are presented net of taxes applicable to sales transactions.

Research and Development

Research and development costs are expensed as incurred. For the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009, they amounted to approximately $2,898,342, $1,236,000, and $644,000 respectively.

NOTE 2.	FISCAL YEAR CHANGE

Effective for the fiscal year beginning July 1, 2009, the Company changed from a fiscal year end of June 30 to a calendar year end of December 31. An eighteen month fiscal transition period from July 1, 2009 through December 31, 2010, preceded the start of the new calendar-year cycle.

NOTE 3.	TRANSACTIONS WITH RELATED PARTIES

The Company purchases and provides services and materials from/to CAS, OCL and their related affiliates. These transactions relate to product purchases and operating expenses, including engineering and technical assistance. A breakdown of these related-party receivables and payables at December 31, 2011 and 2010 are as follows:

	2011	2010

Related party receivables:
CAS and its affiliates	$—	$392,683
OCL and its affiliates	17,500	22,502

	$17,500	$415,185

Related party payables:
CAS and its affiliates	$8,824,992	$7,418,321

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 3.	TRANSACTIONS WITH RELATED PARTIES (Concluded)

Total revenues from related parties for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009 were approximately $95,000, $581,000, and $210,000, respectively. Total purchases from related parties for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 months ended June 30, 2009 were approximately $36,770,960, $19,856,000, and $15,848,000 respectively.

NOTE 4.	LINE OF CREDIT

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $- and $594,139 at December 31, 2011 and 2010, respectively. The line of credit agreement provided for a maximum amount available of $7,000,000 effective September 29, 2010 and was reduced to $5,000,000 effective December 1, 2010 through the maturity date. The line of credit matures June 30, 2012. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 2.50% with a minimum rate of 3.00% (3.00% rate at December 31, 2011). As of December 31, 2010, the line of credit had an interest rate of the one month LIBOR plus 2.50% with a minimum of 3.00% (3.00% at December 31, 2010). The line of credit is secured by assets of the Company.

NOTE 5.	LONG-TERM DEBT

Long-term debt as of December 31, 2011 and 2010 consists of a note payable to a bank under an agreement dated March 30, 2009, maturing March 30, 2013. Interest accrues at a rate of LIBOR plus 2.42% (2.69% and 2.68% at December 31, 2011 and 2010, respectively). The note is payable in monthly installments of principal of $157,383 and interest and is secured by substantially all assets of the Company. The aggregate maturities of long-term debt for each year subsequent to December 31, 2011 are as follows: 2012, $1,888,596; 2013, $629,531.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

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

At June 30, 2008, the Company had one outstanding interest rate swap agreement with a bank having a notional amount of $4,461,290 and terminating on July 1, 2010. The swap agreement provided for the payment of interest based on a fixed rate of 7.43% which remains unchanged over the term of the agreement. The floating rate of the swap agreement was based on LIBOR plus 1.45% (3.91% at June 30, 2008) and was reset monthly based on market conditions. The nature of the swap agreement changed variable-rate debt to fixed rate debt. The interest rate differential paid or received under the swap is recognized over the term of the contract as adjustments were made to the effective yield of the underlying debt. The Company may have been exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company did not anticipate such nonperformance. The fair value of the interest rate swap agreement had been determined by the holder of the interest rate swap agreement based on pricing models regarding past, present and future market conditions. The estimated fair value of the interest rate swap at June 30, 2008 was a net liability of $139,312.

On March 30, 2009, the above noted swap agreement was terminated in conjunction with the renewal of the related loan.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 7.	EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) plan for its employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 100% of every dollar of employee contributions for the first 1% of the employee’s salary plus an additional 50% contribution of the employee’s contributions above 1% up to a maximum of 6% of the employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $439,000, $550,000, and $326,000 for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010 and the 12 month period ended June 30, 2009, respectively.

NOTE 8.	INVENTORIES

The major classes of inventories as of December 31, 2011 and 2010 are as follows:

	2011	2010

Raw materials	$4,883,331	$4,106,088
Finished goods	1,457,158	1,711,616

	$6,340,489	$5,817,704

NOTE 9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of December 31, 2011 and 2010:

	2011	2010

Leasehold improvements	$536,859	$385,627
Manufacturing machinery and equipment	9,893,344	9,137,498
Testing equipment	2,344,801	2,078,112
Tooling	2,276,651	2,270,132
Office equipment	632,203	553,132
Computer equipment	133,623	124,422
Computer software	741,451	592,957
Motor vehicles	23,359	23,359
Construction in progress	557,704	906,968

	17,139,995	16,072,207
Less accumulated depreciation and amortization	12,310,063	11,129,364

	$4,829,932	$4,942,843

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 10.	INTANGIBLE ASSETS – LICENSE AGREEMENTS

All intangible assets were acquired and consist of the following as of December 31, 2011 and 2010:

	December 31, 2011
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$8,184,615
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	134,782	5 Years	101,086

	$13,451,229		$10,283,958

	December 31, 2010
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$7,576,557
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	128,897	5 Years	70,893

	$13,445,344		$9,645,707

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 20, 2009 were approximately $620,000, $991,000, and $839,000, respectively. Estimated amortization expense for the next five fiscal years is $642,000 in 2012; $608,000 in 2013; $608,000 in 2014, $608,000 in 2015, and $476,000 in 2016.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this sales level will be met.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 11.	LEASES

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rental expense for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009, was approximately $888,000, $1,390,000 and $919,000, respectively.

As of December 31, 2011 approximate future minimum lease payments, including residual value guarantees and excluding renewal option periods are as follows:

Year ended December 31,:
2012	$958,000
2013	778,000
2014	562,000
2015	597,000
2016	333,000
Thereafter	576,000

$3,804,000

NOTE 12.	ALLOWANCE FOR DOUBTFUL ACCOUINTS

The activity in the allowance for doubtful accounts for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and the 12 month period ended June 30, 2009 follows:

	2011	2010	2009

Allowance for doubtful accounts at beginning of period	$158,884	$223,064	$52,823
Provision for doubtful accounts, net of recoveries and charge-offs	65,538	(63,246)	169,301
Effects of foreign currency translation adjustments	(900)	(934)	940

Allowance at end of period	$223,522	$158,884	$223,064

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 13.	WARRANTY LIABILITY

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the 12 month period ended December 31, 2011, the 18 month period ended December 31, 2010, and 12 month period ended June 30, 2009 follows:

	2011	2010	2009

Liability at beginning of period	$985,589	$396,934	$360,178

Additions to warranty expense accrual	412,125	637,211	163,909

Warranty costs charged against liability	(326,200)	—	(78,504)

Effects of foreign currency translation adjustments	(107,830)	(48,556)	(48,649)

Liability at end of period	$963,684	$985,589	$396,934

NOTE 14.	CONCENTRATION OF CREDIT RISK

Two customers comprised approximately 55% of net sales for the 12 month period ended December 31, 2011 and 61% of trade accounts receivable as of December 31, 2011.

Two customers comprised approximately 60% of net sales for the 18 month period ended December 31, 2010 and 60% of trade accounts receivable as of December 31, 2010.

One customer comprised approximately 49% of net sales for the 12 month period ended June 30, 2009 and 41% of trade accounts receivable as of June 30, 2009.

The Company maintains bank deposits in the United States and other countries that may at times exceed the insurance limits, if any, that exist.

NOTE 15.	CONTINGENCIES

A supplier company presented a claim requesting reimbursement of product development costs incurred to date since the serial launch of the new product has been delayed by Synerject to its customers for various reasons. The aggrieved party filed for 500,000 euro as damages in compensation. The Company has reserved 160,000 euro as a contingency for the costs of the damages at December 31, 2011 and 2010. The Company contested the claim, and on January 9, 2012 a judgment was made in which all of the supplier’s demands were dismissed. However, the supplier has until February 20, 2012 to file an appeal. Currently, because of the uncertainty, the client maintains the reserve.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

NOTE 16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none that would require accrual or disclosure.

NOTE 17.	RECLASSIFICATIONS

Certain amounts in the 2009 and 2010 consolidated financial statements have been reclassified to conform with the 2011 presentation. These reclassifications had no effect on the previously reported net income.

-19-