Form 20-F
period 2013-06-30
ORBITAL CORP LTD
filed 2013-10-30
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

    Ian Veitch

    Chief Financial Officer

    Tel: +61 8 9441 2311

    Fax: +61 8 9441 2111

    iveitch@orbitalcorp.com.au

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 49,334,591

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

These risks include, but are not limited to, the following:

•	A significant portion of the Company’s revenues are generated from overseas customers

•	The Company is dependent on a small number of key customers for the majority of its revenues

•	The Company may not be able to satisfactorily develop the next generation SUAS engine

•	A reduction in the level of conversions of vehicles to LPG in Australia would have an adverse effect on the Company’s profitability

•	The Company relies on royalty income

•	The Company relies on key employees

•	The Company relies on key suppliers

•	The Company may not be able to obtain sufficient funding

•	The Company’s intellectual property rights may be infringed

•	Competing technologies may displace the Company’s products

•	The Company may face significant product liability claims

•	The Company may fail to comply with future governmental regulations

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

Exchange Rate Information

The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Orbital’s fiscal year ends on June 30 of each year.

Fiscal Year Ended June 30	At Period End		Average Rate (1)		High		Low

2009	US$	0.8055	US$	0.7423	US$	0.9797	US$	0.6073
2010	US$	0.8480	US$	0.8868	US$	0.9369	US$	0.7751
2011	US$	1.0732	US$	0.9986	US$	1.0970	US$	0.8380
2012	US$	1.0236	US$	1.0388	US$	1.1026	US$	0.9453
2013	US$	0.9165	US$	1.0222	US$	1.0591	US$	0.9165

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Month	At Period End		Average		High		Low
April 2013	US$	1.0372	US$	1.0380	US$	1.0564	US$	1.0255
May 2013	US$	0.9608	US$	0.9919	US$	1.0313	US$	0.9608
June 2013	US$	0.9165	US$	0.9440	US$	0.9770	US$	0.9165
July 2013	US$	0.8957	US$	0.9155	US$	0.9259	US$	0.8957
August 2013	US$	0.8901	US$	0.9037	US$	0.9193	US$	0.8901
September 2013	US$	0.9342	US$	0.9303	US$	0.9444	US$	0.9055

On September 30, 2013 the Dollar Fix Rate was US$0.9342 per A$l.00.

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

To date, Orbital has denominated and received most of its earnings from licence, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars and a significant proportion of expenditure in past years has been denominated in US dollars. However, presently most of Orbital’s expenditure is denominated in Australian dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the licence and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the licence and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimise currency exposure particularly in relation to royalties received in US dollars and their conversion into Australian dollars to satisfy Australian dollar expenditures and realise profits in Australian dollars.

Orbital’s financial statements for the years ended June 30, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The selected financial data below expressed in Australian dollars has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2013, 2012, 2011, 2010, and 2009, which have been audited by Ernst & Young, an independent registered public accounting firm. The consolidated financial statements as of June 30, 2013 and 2012 and for the years ended June 30, 2013, 2012 and 2011, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F48. The consolidated financial statements as of June 30, 2011, 2010 and 2009 and for the years ended June 30, 2010 and 2009 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except number of shares and per Ordinary Share amounts)

	2013 (1) US$	2013 A$	2012 A$	2011 A$	2010 A$	2009 A$
Consolidated Income Statement Data During the periods

Operating revenue
Revenue from trading operations	24,942	26,699	22,361	16,638	17,265	16,513
Other income	3,633	3,889	1,325	6,110	8,759	4,048

	28,575	30,588	23,686	22,748	26,024	20,561

Costs and expenses

Materials and consumables	(9,742)	(10,428)	(8,116)	(4,484)	(4,607)	(4,897)
Employee benefits expenses	(10,472)	(11,210)	(11,670)	(10,494)	(10,792)	(9,820)
Selling, corporate and administration	(8,771)	(9,389)	(9,945)	(8,742)	(7,616)	(7,268)
Share of profit from equity accounted investment	3,008	3,220	3,480	3,233	1,874	1,846
Finance costs	(642)	(687)	(692)	(688)	(755)	(726)

Profit/(loss) before income tax	1,956	2,094	(3,257)	1,573	4,128	(304)
Income tax credit/(expense) attributable to operating profit/(loss)	(1,616)	(1,730)	204	190	388	(2,147)

Net profit/(loss) after income tax	340	364	(3,053)	1,763	4,516	(2,451)

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per ordinary share (3)(4)
- Basic (cents)	0.69	0.74	(6.28)	3.65	9.39	(5.13)
- Diluted (cents)	0.69	0.74	(6.28)	3.65	9.29	(5.13)

Dividends per ordinary share (cents)	—	—	—	—	—	—

Weighted average number of shares	49,079,683	49,079,683	48,612,706	48,325,837	48,086,676	47,756,379

Amounts prepared in accordance with IFRS

(in ‘000’s )

	2013 (1) US$	2013 A$	2012 A$	2011 A$	2010 A$	2009 A$
Consolidated Financial Position Data at period end

Total assets	33,754	36,131	40,204	40,774	38,599	42,535

Total long-term debt (2)	7,247	7,757	7,650	7,489	7,604	14,873
Net assets	18,214	19,497	17,431	19,482	20,800	17,114
Total shareholders’ equity	18,214	19,497	17,431	19,482	20,800	17,114

(1)	For the convenience of the reader the 2013 Statement of Financial Position and Income Statement data has been translated at the period-end noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2013 which was US$0.9342 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.
(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$14.3 million for 2013, 2012 and 2011; A$19.0 million for 2009 and 2008). In January 2010, Orbital reached agreement with the State of Western Australia through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000, which includes the following terms and conditions.

•	Term – 2010 to 2025.

•	Repayments – Commencing May 2010 at A$200,000 per annum.

•	Repayments – Increasing annually to a maximum of A$2,100,000 per annum in 2023.

•	Interest free.

(for additional information see note 26 to the Consolidated Financial Statements).

(3)	The share rights exercisable under the Orbital employee share plan have no dilutive effect in respect of any year. At June 30, 2013 there were 49,334,591 ordinary shares on issue.
(4)	On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. The effect of the share consolidation has been retroactively applied to the number of shares and earnings per share calculations above.

Risk Factors

Risks specific to the Company

•	A significant portion of the Company’s revenues are generated from overseas customers

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

Two customers (AAI Corporation and Ford Australia) accounted for 63% of the total revenue of the Company for the financial year ended June 30, 2013 (and 44% for the year ended June 30, 2012). The loss of these key customers would have an adverse effect on the Company’s business and its operating results.

Responsibility for the production of SUAS engines for AAI is being transitioned to a non-Orbital USA based company. Revenues from SUAS will thus be significantly lower in the next financial year as Orbital will move from being a supplier of complete engines to a supplier of engine management systems, fuel system components and spare parts. As announced on July 13, 2013, Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The Company will remain dependent on a key customer for its SUAS related revenue in fiscal 2014.

The Company supplies Ford Australia with LPG fuel system components for utilization in its EcoLPi Ford Falcon vehicle range. The Company’s sales to Ford Australia are dependent on Ford’s sales of vehicles with this technology. The Company is aware that Ford Australia’s sales of large vehicles have in recent times suffered a decrease and Ford Australia made an announcement that it will cease the manufacture of vehicles in Australia in 2016. This is expected to have an adverse effect on the Company’s sales to Ford Australia. In the event that demand for large vehicles continues to fall, this will have an adverse effect on the Company’s profitability.

In addition, the Company also derives a significant portion of its revenue from its 30% ownership interest in Synerject LLC. (Synerject), whose business of engine management systems for non-automotive markets is also reliant on a small number of key customers for the majority of its revenues. A loss of these key customers, for whatever reason, is likely to have material adverse effect on the Company’s profitability.

•	The Company may not be able to satisfactorily develop the next generation SUAS engine

The Company has recently been awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2013 and 2014 and if successful will lead to higher volume production of SUAS engines in 2015.

This contract carries the risk that the Company will be unable to successfully convert the development of the next generation SUAS engine into production by 2015. This may have an adverse impact on the Company’s financial position, ability to win future contracts and may negatively impact the Company’s reputation in the market place.

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

The Company also continues to derive revenue from the sale of older generation LPG vapouriser kits through the Sprint Gas and Orbital Autogas Systems businesses. Changes in emissions regulations in Australia that came into effect on July 1, 2010 prohibit the manufacture of new vehicles with vapouriser kits. As a result, whilst sales of the LPG vapouriser kits to the aftermarket continue to be made for vehicles manufactured prior to June 30, 2010, the amount of revenue from LPG vapouriser kits is expected to decline going forward with the Company being more reliant on Liquid LPG fuel systems to maintain its revenue stream for this market. There is no guarantee that the sale of Liquid LPG fuel systems will be sufficient to compensate for the anticipated loss of revenue from the declining vapouriser kit market.

•	The Company relies on royalty income

The Company’s licence agreements with engine manufacturers who utilise the Company’s FlexDiTM technology typically entitle the Company to receive a royalty payment upon the production of each engine incorporating the FlexDiTM technology. In the financial year ended June 30, 2013, royalty payments from these licence arrangements accounted for approximately 4% of the Company’s operating revenue. The royalties paid to the Company ultimately depend on the level of sales achieved by the engine manufacturers of their engines. As at September 30, 2013, three of the Company’s sixteen licensed engine manufacturers are in commercial production and selling products using FlexDiTM technology.

The Company may not be able to enter into additional licence agreements with new engine manufacturer customers. In addition, those engine manufacturers who are currently party to licence arrangements with the Company may choose not to commercially produce engines incorporating FlexDiTM technology and those who do may not succeed in selling those products to end consumers. The failure to obtain new customers or receive royalties from existing or new customers could have an adverse effect on the Company’s business and its operating results.

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

The Company requires significant capital amounts to conduct its business. For example, the Company expects to incur on-going research and development costs and operating costs to enhance the FlexDiTM technology, UAS engine technology and liquid natural gas fuel “LNG” systems products. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that the Company will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent the Company from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing causes long delays in the further development and commercialisation of FlexDiTM technology, licensees could choose not to build engines with FlexDiTM Technologies, LNG and UAS engine technologies or to use competing technologies. This could have a material adverse effect on the Company’s business and results of operations.

•	The Company’s intellectual property rights may be infringed

The Company has obtained patents on many aspects of its FlexDiTM technology, and has applied for additional patents on other aspects of its technologies. The Company’s success depends, in part, on its ability to protect its technology and products under applicable intellectual property laws.

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

A large product liability or professional indemnity judgement or product recall action could have a material adverse effect on the Company

The Company is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in technology supplied, or in consulting services provided, by the Company resulted in personal injury or other losses. The Company is also subject to business risk for product recall actions where a product supplied by the Company needs to be recalled due to an issue arising from its manufacture. The Company may also be required to indemnify licensees for claims arising from alleged defects in products, which use FlexDiTM technology or are designed or manufactured by the Company. The Company believes that sufficient product liability, product recall and professional indemnity insurance is held for the range of products and services currently provided to licensees and other customers, but sufficient coverage may not be able to be obtained in the future at affordable premiums, or at all. Even if the Company has such insurance, a judgement against the Company in a large product liability or professional indemnity suit or product recall action could have a material adverse effect on the Company’s business or financial position.

•	The Company may fail to comply with future governmental regulations

Products using FlexDiTM technology or other technologies under development by the Company must comply with many emissions, fuel economy and other regulations in Australia, the US and other countries. Based on internal testing, the Company believes that products using FlexDiTM technology and other technologies developed by the Company will be able to meet current emissions and fuel economy standards in the countries that are the Company’s most important markets. The effects of any future regulations on the Company’s business or results of operations cannot be predicted. However, if the Company were unable to comply with any material new regulations in Australia, the US or other key markets, this could delay further commercialisation of FlexDiTM technology and other technologies and have an adverse effect on the Company’s business and results of operations.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

		Consolidated Entity Interest
Orbital Corporation Limited	Class of Shares	2013%	2012%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Kala Technologies Pty Ltd (previously Orbital Environmental Pty Ltd)	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	100
- Orbital Autogas Systems Pty Ltd	Ord	100	100
- Sprint Gas (Aust) Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

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

Orbital Autogas Systems has developed and supplies Liquid LPG systems, offering seamless performance and satisfying Australian emissions requirement, and are commercially available in Ford EcoLPi Falcons, Holden Special Vehicles (HSV) as an option, and as after-market kits for popular car models.

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

Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE MKT (OBT).

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

In the period between 1973 and 1983, Orbital established a team of engineers and technicians and developed fuel injection and combustion technology that enhanced the performance of the rotary Orbital Engine, culminating with General Motors Corporation entering into an agreement in 1983 to evaluate the Orbital Engine. During this period, Orbital recognized that its fuel injection and combustion technology could also be applied to a conventional two-stroke engine to reduce many of its shortcomings.

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

In June 1997, Orbital and Siemens-VDO Automotive established a joint venture, Synerject LLC, to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDiTM Technology. See “Strategic Alliances – Continental” below.

Effective July 1, 2004, Orbital’s ADRs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADRs was transferred to the OTC Bulletin Board with effect from July 1, 2004. On August 25, 2011 Orbital listed on the NYSE MKT and ceased trading on the OTC Bulletin Board. On September 9, 2013 the Company announced the cancellation of the ADR program and delisting from NYSE MKT taking effect on December 6, 2013, being the last day of trading for Orbital’s ADRs on the NYSE MKT. The Company intends to deregister twelve months after its ADRs are delisted from the NYSE MKT, or as soon as possible thereafter, pursuant to the applicable U.S federal securities laws and regulations. As of September 30, 2013, approximately 20% of Orbital’s outstanding shares were held in the form of ADRs traded on the NYSE MKT. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

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

•

Target R&D to enhance FlexDiTM products to respond to requests raised by existing and potential customers who require improved performance or lower unit cost to extend the roll out of our technology. In turn this will enhance the company’s intellectual property portfolio.

•	Judicious acquisitions, where we can add shareholder value.

•	Maintain Orbital’s consulting services by winning projects and establishing strategic alliances with Australian and Asian partners.

•	Target future growth of licences and royalties for FlexDiTM in niche markets.

•	Targeted growth in liquid natural gas/compressed natural gas for the Australian and Asian heavy transport sector.

Orbital technology has been commercialised in the motorcycle, marine and recreational vehicle, LPG (automotive) and Unmanned Aircraft Systems markets. Orbital’s goal is to broaden the application of Orbital technology in these and other markets.

Orbital Combustion Process (“FlexDiTM”)

The breakthrough in engine design achieved by Orbital is a stratified combustion process, which involves an air-assisted injection of fuel directly into the combustion chamber and uses electronic control of the fuel delivery, injection timing, ignition and other variables. The FlexDiTM combustion process and control is suitable for both two-stroke and four-stroke engines and has been applied successfully across a range of cylinder displacements from 50cc to greater than 500cc, including high operating engine speeds.

In a conventional engine, the fresh fuel/air mixture is prepared upstream of the cylinder (whether by carburettor or conventional EFI) and enters the cylinder during the intake stroke, with the intent of forming a homogenous mixture of air and fuel within the cylinder. The FlexDiTM systems allow a highly stratified combustion process to occur, containing the combustible fuel cloud to a small area within the cylinder, with the remainder of the air in the cylinder being not fuelled. This process, at light loads, allows the engines with FlexDiTM Technology to run very lean (in some cases, total engine operation is carried out without the use of an air intake throttle). Under high load conditions, the FlexDiTM system tends to run more like a homogeneously charged engine, with good mixing of the fuel/air mixtures within the cylinder.

In the case of a two-stroke engine, the FlexDiTM system allows injection to occur after exhaust port closures at light loads, minimising the short-circuiting of fresh fuel/air mixture out of the exhaust port as occurs in conventional two-stroke engines. In the case of a four-stroke engine, this allows lean engine operation, significantly reducing the engine pumping work.

The combustion process itself, due to control of the air to fuel ratio gradient within the spray plume, allows clean and controlled combustion, resulting in further improvements in fuel economy and emissions control.

Apart from the basic combustion process and the associated fuel and control system, Orbital has developed other technologies including catalyst systems, control systems, control hardware and control software for vehicle applications of engines using the FlexDiTM Technologies.

Sources of Revenue

Orbital’s primary sources of revenue are currently from:

•	sale of goods;

•	provision of consulting and engineering services; and

•	licence fee income and royalties.

Further details on segment revenue are contained in note 6 of the Consolidated Financial Statements on page F-24.

During the last three fiscal years Orbital spent approximately A$3.206 million on research and development programs.

The Orbital group’s licence fee income and royalties relate to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through licence and consulting service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilising FlexDiTM Technology.

As at September 30, 2013, Orbital has 16 agreements to end users of technology or suppliers, which grant licence rights related to FlexDiTM Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At September 30, 2013 Orbital had three customers (2012: four customers) using FlexDiTM Technology in commercial production.

At September 30, 2013 the following agreements granting rights to Orbital’s FlexDiTM Technology were in place:

Agreements for Rights to FlexDiTM Technology

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

Although these licence agreements differ in their specific terms, generally each licence agreement defines the scope of access rights to the FlexDiTM Technology, including geographic regions, applications covered by the licence agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the licence and royalty periods, and confidentiality provisions. The licence agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilise the FlexDiTM Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A licence agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic FlexDiTM Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using FlexDiTM Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination.

The licence agreements may provide for the payment to Orbital of fees upon the execution of the licence agreement. These initial licence fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the FlexDiTM Technology that meets specified performance targets, provided the licence agreements are not terminated. In some cases the licence agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to FlexDiTM Technology.

Generally, under the terms of Orbital’s licence agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDiTM Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDiTM Technology range from approximately US$6.00 for a small scooter to US$70.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDiTM Technology commenced in 1996. Production royalties of approximately A$1.01 million were received by Orbital in the 2013 fiscal year compared to approximately A$0.97 million in fiscal 2012. There can be no assurance that Orbital will be successful in entering into additional licence agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDiTM Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDiTM Technology will achieve market success.

Strategic Alliances

Continental

In June 1997, Orbital formed a joint venture company, Synerject, LLC, with Continental Corporation (previously Siemens Automotive Corporation - Continental Corporation acquired Siemens Automotive Corporation in January 2008). At the time of formation, Synerject’s principal activities were to design, develop, manufacture, distribute and sell fuel rail assemblies incorporating FlexDiTM Technology.

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter Original Equipment Manufacturers (“OEMs”) with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enabled Synerject to provide both technical and program management services to the customer. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (DI Technology), the first commercial motorcycle or scooter using Orbital’s DI Technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motocycles each launched two motor scooter models incorporating Orbital’s direct injection technology. Peugeot launched its Jetforce scooter during the 2003 fiscal year and Kymco launched its 100cc KDI 2-stroke scooter in the 2005 fiscal year. In May 2007 Bajaj Auto Ltd commenced production in India of an autorickshaw utilizing Orbital’s direct injection technology.

During 1998 Orbital’s relationship with Synerject was expanded to create an alliance that facilitates the supply of fuel systems incorporating FlexDiTM Technology to automotive customers.

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

In March 2013, Orbital sold a further portion of its interest in Synerject to Continental for US$6,000,000 such that the ownership interests became Orbital 30% and Continental 70%.

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

In April 2013, Orbital entered into a Co-operation Agreement with UCAL for the establishment of a joint venture in India for engineering, testing and product development.

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

Orbital’s competitors in the Australian LPG market include Apollo Gas, Boemo Engineering, LPG Warehouse and Impco.

Orbital’s competitors in the UAS market include XRD Inc, 3W-International, UAV Engines Ltd and others.

System Sales

A key product sold this year by Orbital was the Small Unmanned Aircraft Systems (SUAS) engine supplied to AAI Corporation (AAI), a Textron Inc (NYSE: TXT) company, in USA for use in their Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV). The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities. The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application. Orbital supplied engines, engine management systems and spare parts worth over A$12,000,000 throughout the financial year. Dedicated facilities were commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012. Ongoing responsibility for the manufacture of engines for use by AAI is being transitioned to a US based company in line with AAI’s original intent for engine supply, however Orbital is still responsible for the supply of the patented FlexDITM EMS. This significant advancement in the use of heavy fuels in SUAS has generated further engine design and development opportunities.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. OAS sells this system into the aftermarket under the brand name “Liquid”.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Revenues for the year were A$23,424,000, a 67% increase on the previous year, reflecting the production and supply of SUAS engines, SUAS engine management systems and sales of SUAS spare parts. The significant increase in revenue from SUAS was partially offset by reductions in revenue from both of the LPG related businesses. Contribution to the group improved from a profit of A$380,000 last year to a A$2,163,000 profit this year.

Development and supply of high value systems, starting with engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties. Growth to date has been underpinned by demand for alternative fuel systems in niche markets. Revenues from LPG systems have been overtaken by revenue from SUAS utilising heavy fuel instead of gasoline.

Internationally the demand for alternative fuels is growing rapidly with increasing infrastructure installation and investment being made in both USA and Europe. The drivers are threefold; reduced greenhouse gas emissions, reduced fuel cost to the vehicle operator and fuel security. Unfortunately, we are not experiencing the same interest in Australia with a decreasing fleet of vehicles operating on LPG, LNG for heavy transport not being embraced by the transport operators at the rates previously forecast and minimal investment in place for CNG distribution for passenger car/light commercial vehicles. Australia is expected to follow the US and European growth in alternative fuel applications, however the timing is difficult to predict.

As announced on July 31, 2013, Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2013 and 2014 and if successful will lead to higher volume production of SUAS engines in 2015. The Unmanned Aerial Vehicle (UAV) market is projected to double in the next decade and with Orbital’s unique FlexDiTM technology, this is projected to be a significant growth area for the Company.

Responsibility for the production of SUAS engines for AAI is being transitioned to a non-Orbital US based company. Revenues from SUAS will thus be significantly lower in the next financial year as we move from being a supplier of complete engines to a supplier of engine management systems, fuel system components and spare parts.

Due to the subdued LPG systems market at present, both OAS and SGA have undertaken restructures to manage their businesses to the market demand, and in general, have managed to increase market share; albeit in a contracting market. Orbital is well positioned for any upturn in the LPG market and is currently the largest player in Australia. The LPG market is influenced by the price differential between LPG and petrol. The lower Australian dollar and increasing petrol prices may ignite more interest in LPG conversions and there will potentially be more interest towards the end of the financial year when the Federal Government withdraws the LPG Vehicle Rebate scheme incentive of $1,000 for aftermarket systems.

Synerject

Synerject, Orbital’s 30:70 (previously 42:58) Partnership with Continental AG, is a key supplier of EMS to the non-automotive market. Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centres in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

Tight cost control and careful investment by Synerject management has resulted in improved profit after tax during this period.

Synerject’s market and product expansion has enabled that company to achieve revenue growth consistently over the last 5 years despite the severe contractions in the recreational market during and following the global financial crisis. Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Synerject generated US$9,119,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,485,000). At June 30, 2013, Synerject held cash of US$7,138,000 and borrowings of US$nil (June 2012: net cash of US$1,617,000).

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters. Synerject’s markets today include a range of EMS for top end motorcycles, ATV’s (All Terrain Vehicles), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market. Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

The outlook for Synerject is for continued growth firstly in the marine and recreational segment and in the low-end 2 & 3 wheeler and utility markets in future years.

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

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings. At June 30, 2013, the OCS order book stood at approximately $1,100,000 (June 30, 2012 $1,000,000).

OCS revenue for the year was $2,057,000 down 71% compared to last year.

During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects. A significant proportion of the loss in the OCS group can be attributed to the costs incurred to support the launch of, and provision of technical support to, our new SUAS engine business.

The business model for the OCS group is based around the provision of consulting services in three main areas: 1) integration of Orbital technology; 2) advanced engineering aimed at design, development and validation of new technology; and 3) the operation of engine and fuel testing and certification facilities.

The OCS group will continue its transition to becoming an engineering centre supporting the rest of the Orbital group, whilst still providing a base level of advanced engineering and testing facilities to support the overhead of maintaining our world-class capabilities.

As announced on August 16, 2013, Orbital had been awarded an Automotive New Markets Program grant of $933,000 for the development of a new Electronic Control Unit (ECU) for use in SUAS applications. The development activities will be performed by the OCS group through the next financial year.

Royalties and Licenses

Orbital earns royalties from products using its FlexDITM systems and technology. The royalty bearing products today are in the marine, scooter/motorcycle and SUAS markets.

Total FlexDITM product volumes reduced marginally compared to the same period last year, however larger horsepower engines that attract a higher royalty improved. This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

The larger horsepower outboard engines have maintained their popularity and have actually achieved a fourth consecutive year of increased volumes. Total marine volumes overall were slightly higher than last financial year.

Orbital has maintained a portfolio of patents to protect the intellectual property invested in the development of our FlexDITM technology.

Orbital has licenced a number of Original Equipment Manufacturers (OEM) and component manufacturers to utilise Orbital’s technology. At present there are 16 authorised users; 3 of which are currently in production with our technology.

The business model for Orbital is transitioning away from an expectation that OEMs will pay large licence fees and ongoing royalties to gain access to our technology to a model were Orbital is the systems integrator and provider of products and systems that incorporate our technology and utilise our engineering expertise.

Orbital will continue to receive royalties from its existing licenced two-stroke outboard engine manufacturers for a number of years still to come, however it must be noted that when production of the current models of two-stroke engines cease they are not likely to be replaced by new models incorporating our FlexDITM technology. The two-stroke engine outboards remain popular today especially the light-weight portability of the small horsepower engines and the power/weight ratios in the performance engine category.

Orbital Research and Development

Orbital’s R&D is central to Orbital’s activities aimed at transitioning the company from a consulting company to a systems sales company. The R&D includes Engine Management System product incubation and development through to production in fields such as alternative fuels, and Unmanned Aircraft Systems.

Orbital’s primary focus this year was on development of advanced Direct Injections systems for 4 stroke automotive engines and in development of systems for spark ignition heavy fuel UAV engines.

The continued commitment to the core R&D has resulted in three new patents granted in the last 12 months, along with three new patent family applications strengthening the Orbital patent portfolio and extending the life of royalty streams.

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

As at September 30, 2013, Orbital had 58 individual patent families with a total of 126 patents and patent applications around the world. As of September 30, 2013 there were 29 granted patents and 3 patent applications pending in the United States (including PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorised use or disclosures.

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

Marketing channels

System sales:

•

LPG Original equipment manufacturers (“OEM’s”) – We directly market our LPG fuel systems to Australian OEM’s who provide an LPG fuel system option (currently Ford Australia – Falcon models). After OEM – We directly market our LPG fuel systems to Australian After-OEM’s that provide an LPG fuel system option (currently Holden Special Vehicles “HSV”).

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

There are no environment issues that may affect the company’s utilization of any of the properties from which it operates.

Government Regulation

Orbital Corporation Limited is a company registered in Australia. Companies in Australia are regulated by the Australian Securities and Investments Commission (“ASIC”) and are governed by the Corporations Act 2001 (Commonwealth).

Events After the End of the Financial Year

On July 31, 2013, Orbital announced that it had been awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2013 and 2014 and if successful will lead to higher volume production of SUAS engines in 2015.

On August 16, 2013, Orbital announced that it had been awarded an Automotive New Markets Program grant of $933,000 for the development of a new Electronic Control Unit (ECU) for use in SUAS applications. The development activities will be performed by the Consulting Services group through the next financial year.

As at the date of issuing this report, the Company has a balance of overdue invoices from a customer in excess of A$1,600,000 including A$1,122,000 of invoices for goods and services supplied prior to June 30, 2013. The Company is presently in discussions with the customer for the payment of the invoices and does not currently consider the invoices to be impaired.

Other than the matters above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

During the 2013 fiscal year Orbital’s revenues were generated from sale of goods, contracts for consulting services, including engine development programs, and licensing related agreements for FlexDi TM Technology. In addition, Orbital equity accounted its share in Synerject LLC’s result.

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

The financial statements of the equity accounted associate, Synerject LLC, are prepared under IFRS for Small and Medium sized entities and adjusted to reflect consistent accounting policies with Orbital.

The following are the critical accounting judgements and estimates that have been adopted in preparing our IFRS financial statements:

(a) Significant accounting judgements

Impairment of non-financial assets

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit. The cash flows are derived from budgets approved by management and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to gross sales and gross margins used in the value in use models. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 19.

As a result of these assessments, the Company has impaired the goodwill previously recognized on the acquisitions of Orbital Autogas Systems and Sprint Gas. Refer to note 19 for more information.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Consolidation of Sprint Gas (Aust) Pty Ltd

On May 27, 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognized a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability). Refer to note 28 for further information.

(b) Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the TSR related Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 36. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to note 19 for further information.

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

Revenue from rendering of services

Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due.

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

Other Provisions

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold during the year. In determining the level of provision required for restoration obligations the Group has made judgements in respect of the expected expenditures required to fulfil the obligation. Refer to note 25 for further information.

Taxation

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Income Tax

(i) Current income tax expense and liability

Income tax on the income statement for the year presented comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

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

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognized as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognized by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognized by the head entity only.

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

At June 30, 2013, our deferred tax asset included A$4.656 million (A$5.439 million at June 30, 2012), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognized for accounting purposes differing to the periods in which those transactions are recognized for income taxation purposes, of the Company and its Australian resident controlled entities. The group did not recognize any net deferred tax assets or liabilities in relation to temporary differences at June 30, 2013.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities increased during fiscal 2013 by A$2.373 million to A$68.443 million at June 30, 2013 from A$66.070 million at June 30, 2012.

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

Potential future income tax benefits in Australia have not been recognized as assets at June 30, 2013 because it is not probable that future profits will be available against which the consolidated entity can utilise the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$68.443 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

At June 30, 2013, tax carry forward losses of approximately A$27.513 million (US$25.518 million) (2012: A$31.085 million (US$31.679 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$4.656 million (US$4.318 million) (2012: A$5.439 million (US$5.691 million)) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilise the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2013, the US$25.518 million of tax carry forward losses available expire between the years 2014 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$25.518 million. Approximately US$3.082 million of taxable income will be required in fiscal 2014 when the next portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totalling A$4.656 million in respect of carry forward losses will be realised in full.

The deferred tax asset recognized as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the foreseeable future. The movement in the recognized deferred tax asset from June 30, 2012 to June 30, 2013 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2013 Compared with Fiscal 2012

Orbital’s net profit after tax was A$0.364 million for the year ended June 30, 2013 compared to a net loss of A$3.053 million for the year ended June 30, 2012.

Revenue from trading activities in fiscal 2013 increased as compared to fiscal 2012 by 19.4% to A$26.699 million:

•

Sale of goods increased 67.1% (A$9.404 million) to A$23.424 million reflecting the production and supply of SUAS engines, SUAS engine management systems and sales of SUAS spare parts. The significant increase in revenue from SUAS was partially offset by reductions in revenue from both of the LPG related business. Contribution to the group improved from a profit of A$0.380 million last year to a A$2.163 million profit this year.

•

Consulting services income decreased 71.2% (A$5.074 million) to A$2.057 million. During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects. A significant proportion of the loss in the OCS group can be attributed to the costs incurred to support the launch of, and provision of technical support to, our new SUAS engine business.

•

Royalty and Licence income increased by 4% to A$1.007 million. Total FlexDiTM product volumes reduced marginally compared to the same period last year, however larger horsepower engines that attract a higher royalty improved. This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

•

Export sales increased by A$8.010 million to A$14.352 million in fiscal 2013. Export sales represented 54.2% of total revenue (2012: 28.7%). The majority of export sales were invoiced in Australian Dollar.

•

Other income was A$3.889 million compared to A$1.325 million in 2012. A gain of A$1.410 million was recognized in 2013 due to a change in the fair value of the contingent consideration payable to Sprint Gas minority shareholders.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business which is based on an estimated average EBITDA multiple discounted to the present value.

•

During the year Orbital sold a portion of its investment in Synerject for US$6.000 million. The proceeds of the sale were utilised to invest into working capital for the SUAS business, retire bank debt and fund the restructuring of the businesses with the balance retained to alleviate the Company’s liquidity concerns from the previous year. The sale generated a net profit of A$1.702 million.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC and materials and consumables) decreased 4.58% to A$21.286 million in fiscal 2013 from A$22.307 million in fiscal 2012. The decrease is mainly due to tighter cost control and is also explained as follows:

•	Total employee expenses decreased by 3.9% (A$0.460 million) to A$11.210 million primarily due to a reduction in headcount.

•	Depreciation and amortisation decreased by 3.2% to A$0.959 million primarily due to a reduction in additions to plant and equipment in 2013.

•

Engineering consumables and contractor expenses decreased by 69.7% to A$0.688 million reflecting the deployment of key resources to the launch of, and provision of technical support to our new SUAS engine business.

•	Occupancy expenses increased by 4.6% to A$1.814 million due to contractually agreed rental increases.

•	Travel and accommodation expenses decreased by 5.8% to A$0.407 million as a result of decreased overseas travel.

•	Communication and computing expenses decreased by 20.7% to A$0.621 million due to tighter cost control practices.

•	Audit, compliance and listing costs decreased by 9.3% to A$0.516 million as a result of decreased internal audit fees and legal expenses.

•	Finance costs of A$0.687 million were in line with the prior year.

•

In fiscal 2013 (2012: A$nil) an impairment charge of A$1.965 million on goodwill was recognized for continuing operations. The impairment charge was recognized as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. Management also considered the announcement by Ford Motor Company of Australia that it will cease the manufacture of vehicles in Australia in 2016 when considering the impairment of Orbital Autogas System’s goodwill. The assessment of recoverable amount was based on value in use models using a discount rate of 18% and was determined at the cash-generating unit level. The impairment charge was recognized in the income statement in the line item “other expenses”.

•

Other expenses (excluding the goodwill impairment charge) decreased by 34.8% to A$1.421 million. Fiscal 2013 included A$0.175 million for impairment of receivables, decreased marketing of A$0.020 million, decreased freight and courier of A$0.105 million and increased warranty allowance and restoration obligations of A$0.196 million (increased system sales).

The cost of materials and consumables in fiscal 2013 increased as compared to fiscal 2012 by 28.5% (A$2.312 million) to A$10.428 million. The increase in materials and consumables was due to the production and supply of SUAS engines, SUAS engine management systems and sales of SUAS spare parts in fiscal 2013. The increase was partially offset by a reduction in materials and consumables as a result of a reduction in sales at both of the LPG related businesses.

Orbital’s share of Synerject’s net profit decreased by 7.5% to A$3.220 million in fiscal 2013 from A$3.480 million in fiscal 2012 primarily due to the change in ownership percentage from 42% to 30% during the year. Synerject’s revenue increased by 7.64% to US$137.287 million as a result of Synerject’s continued market and product expansion despite contractions in the recreational market during and following the global financial crisis. Development expenses of A$0.423 million incurred by Synerject have been capitalised in Orbital’s equity accounted results (fiscal 2012: A$0.765 million) in accordance with IFRS.

The income tax expense for fiscal 2013 was A$1.730 million, being primarily de-recognition of Deferred Tax Asset (A$0.911 million), reversal of temporary tax differences (A$0.729 million) and State and Federal income taxes in the United States (A$0.090 million) as a result of our share of Synerject taxable income.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2013 compared to fiscal 2012.

Results of Operations Fiscal 2012 Compared with Fiscal 2011

Orbital’s net loss after tax was A$3.053 million for the year ended June 30, 2012 compared to a net profit of A$1.763 million for the year ended June 30, 2011.

Revenue from trading activities in fiscal 2012 increased as compared to fiscal 2011 by 34.4% to A$22.361 million:

•

Sale of goods increased 139.8% to A$14.020 million due to Ford commencing production of the new EcoLPi Falcon during the year and including Sprint Gas revenues for a full year compared to one month in 2011.

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

•

Other income was A$1.325 million compared to A$6.110 million in 2011. A gain of A$0.392 million was recognized in 2012 due to a change in the fair value of the contingent consideration payable to Sprint Gas minority shareholders and a gain on the sale of the property of A$4.760 million is included in fiscal 2011.

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

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC) increased 11.9% to A$22.307 million in fiscal 2012 from A$19.924 million in fiscal 2011. The increase included the expenses of Sprint Gas for a full year (2011: 1 month) and is also explained as follows:

•

Total employee expenses increased by 11.2% (A$1.176 million) to A$11.670 million. Employee expenses for Sprint Gas were A$1.601 million offset by headcount reductions in other business segments and 2011 included the reversal of a medium term incentive bonus accrual.

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

The income tax benefit for fiscal 2012 was A$0.204 million, being primarily recognized Deferred Tax Asset (A$0.469 million) offset by State and Federal income taxes in the United States (A$0.252 million) as a result of our share of Synerject taxable income. In fiscal 2011, Orbital recognized A$0.532 million Deferred Tax Asset in the net income tax benefit of A$0.190 million.

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2012 compared to fiscal 2011.

Liquidity and Capital Resources

As at June 30, 2013, Orbital’s cash balance, including short term deposits, was A$7.607 million compared to A$5.170 million at June 30, 2012 and A$6.874 million at June 30, 2011. At September 30, 2013 the cash balance was A$6.669 million. In Orbital’s opinion, the working capital is sufficient for its present requirements.

For fiscal 2013 Orbital recorded a net cash outflow from operations of A$1.717 million compared to cash outflows of A$4.245 million in fiscal 2012 and A$1.792 million in fiscal 2011. The cash outflow in fiscal 2013 resulted from cash flow used in operating activities of A$2.231 million and working capital sources of A$0.514 million. This compares with net cash used by operating activities in fiscal 2012 of A$4.689 million (fiscal 2011 of A$2.041 million) plus working capital sources of A$0.444 million (fiscal 2011: working capital requirements of A$0.249 million). Synerject’s equity accounted result is non-cash and therefore has no impact on operating cash flow in either fiscal 2013 or fiscal 2012 (however Synerject paid dividends to Orbital in Fiscal 2013, Fiscal 2012 and Fiscal 2011).

Research and development expenditures were A$1.094 million in fiscal 2013, A$0.954 million in fiscal 2012 and A$1.158 million in fiscal 2011. Research and development activity during fiscal years 2013, 2012 and 2011 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, further developing the air-assist DI system for application on new products, and in development of the next generation LPG fuel systems.

Orbital generated net cash of A$7.684 million from investing activities in fiscal 2013 compared to A$2.960 million in fiscal 2012 compared to A$3.477 million cash inflow in fiscal 2011. Synerject paid Orbital dividends of A$1.485 million in fiscal 2013 (A$1.544 million in fiscal 2012 and A$1.208 million in fiscal 2011). Proceeds on the sale of 12% share in Synerject generated A$5.777 million in fiscal 2013. The capital expenditure in fiscal 2013 consisted mainly of building improvements and the acquisition of computer equipment (fiscal 2012 building improvements and the acquisition of computer equipment). In fiscal 2013, Orbital redeemed A$0.666 million short term deposits which were acquired in fiscal 2011. In fiscal 2012, Orbital redeemed a short term deposit of A$2.063 million.

In fiscal 2013 Orbital repaid a A$2.500 million Business Bank Bill Loan with Westpac Banking Corporation that was acquired in fiscal 2012 to provide working capital support for the Group. A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of credit facilities totalling A$0.735 million (2012: A$3.205 million). The Company has also provided the Company’s banker with security over a short term deposit of A$0.705 million (2012: A$1.365 million) held by the Company’s banker as cash collateral for the financing facilities.

Orbital had no capital expenditure contracted but not provided for as at June 30, 2013. In July 2008, Orbital received funding of A$2.760 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs were approximately A$3.500 million. Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognized as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$0.584 million for fiscal year 2014 primarily to replace and upgrade plant and equipment, computer equipment and motor vehicles. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2013 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company, however see note 28 of the financial statements regarding a contingent consideration for the acquisition of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities (excluding capital expenditure) in fiscal 2013 was US$10.559 million, fiscal 2012 was US$4.989 million and fiscal 2011 was US$7.727 million. In March 2009, Synerject negotiated a four (4) year term bank loan of US$7.554 million that matured in March 2013. In addition Synerject had available a US$5.0 million line of credit to be drawn as and when required that matured in June 2013. At June 30, 2013 Synerject had repaid all external borrowings. Synerject’s cash at June 30, 2013 was US$7.138 million (2012: US$4.271 million) and total debt outstanding (including the line of credit) at June 30, 2013 was US$nil (2012: US$2.654 million). Member guarantees are not required to support Synerject’s financing arrangements.

Trend Information

It is anticipated that the system supply business will continue to provide revenue in the year ending June 30, 2014. Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2014 and 2015 and if successful will lead to higher volume production of SUAS engines in 2016.

The contraction of the Australian LPG retrofit market is expected to continue to adversely impact the LPG businesses. OAS will continue to supply Ford until 2016, the date Ford Motor Company of Australia announced that it will cease to manufacture vehicles in Australia.

Consulting services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2013 was approximately A$1.100 million compared to A$1.000 million at June 30, 2012.

The Synerject result is expected to be influenced by the timing of the launch of new products in China and North America and continuation of the recovery of the North American marine market.

Off-Balance Sheet Arrangements

There have been no off-balance sheet arrangements in fiscal 2013, fiscal 2012 or fiscal 2011.

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

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2013	2012
	A$‘000	A$‘000

Financial assets
Cash and cash equivalents	6,902	3,799

Financial liabilities
Interest bearing liabilities	—	2,500
Contingent consideration	886	2,296

	886	4,796

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At June 30, 2013, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2013 A$‘000	2012 A$‘000	2013 A$‘000	2012 A$‘000

Consolidated
+1% (100 basis points)	60	11	—	—
-.5% (50 basis points)	(30)	(5)	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is performed on the same basis as 2012.

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest rate %
	2013	2012	2013	2012

Cash – Floating (and fixed less than 6 months)	6,902	3,799	3.18	3.22

Interest bearing liabilities	—	2,500	—	7.35
Contingent consideration	886	2,296	6.77	7.80

At June 30, 2013 and June 30, 2012 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2013	2012	2013	2012
Cash held in United States Dollars	13	42	0.9275	1.0191
Cash held in European currency units	4	26	0.7095	0.8092

Receivables in United States Dollars	403	—	0.9275	1.0191
Receivables in European currency units	—	36	0.7095	0.8092

Trade and other payables in United States Dollars	(588)	(216)	0.9275	1.0191
Trade and other payables in European currency units	(46)	(12)	0.7095	0.8092

The Company’s equity accounted investment has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Year End Exchange Rate A$
	2013	2012	2013	2012

Synerject LLC	12,468	13,696	0.9275	1.0191

At June 30, 2013 and 2012, Orbital did not have any foreign currency sensitive derivative instruments.

Details of Orbital’s foreign currency translation exposure as at June 30, 2013, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent

Cash	US$0.012m		0.9275	A$0.013m
Cash	Euro0.003m		0.7095	A$0.004m
Receivables	US$0.373m		0.9275	A$0.403m

Payable	(US$0.546m	)	0.9275	(A$0.588m	)
Payable	(Euro0.033m	)	0.7095	(A$0.046m	)

Maturity Profile of Commercial Commitments for the next 5 years

Obligations (A$’000s)	At June 30, 2013 Expected Maturity or Expiry Date
	2014	2015	2016	2017	2018	Total

Finance Leases	20	24	19			63

Operating Leases (1)	1,214	1,012	1,006	938	899	5,069

Long –Term Debt (2)	415	498	597	717	859	3,086

Heavy Duty Engine Testing Facility Operations commitment (3)	291	—	—			291

Contingent consideration (4)	886	—	—			886

Total	2,826	1,534	1,622	1,655	1,758	9,395

(1)	The Group leases premises and plant & equipment under operating leases. The lease for the head office and engineering premises in Balcatta, Western Australia is for a period of 10 years with options to extend for two further periods of five years each. Rent for the Balcatta premises is subject to a fixed 3% increase each year. In accordance with IFRS the total rent expense for the lease is recognized on a straight line basis over the 10 year period of the lease. Leases for warehousing premises typically run for a period of 5 years. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

(2)	Fair value has been calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2013: 6.77% (2012: 7.35%). Refer also Item 5 – “Liquidity and Capital Resources.”

(3)	In June 2008, Orbital received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

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

On September 2, 2013 the Company announced the appointment of Dr Mervyn Thomas Jones as Chairman of Orbital.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board

Mervyn Thomas Jones	Non Executive Chairman (1) (2)	March 31, 2008
William Peter Day	Non Executive Director (1) (2)	August 22, 2007
Vijoleta Braach-Maksvytis	Non Executive Director (1) (2)	March 31, 2008
Terry Dewayne Stinson	Chief Executive Officer and Managing Director	June 21, 2008

(1)	Member of Audit Committee
(2)	Member of Human Resources, Remuneration and Nomination Committee

Qualifications and experience of each of the Directors are as follows:

DR MERVYN THOMAS JONES, B.E(Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), FAICD, MIoD (NZ)

Chairman, Independent Non-Executive Director

Joined the Board in March 2008 and appointed Chairman on September 2, 2013. Dr Jones has more than 40 years’ experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.

Dr Jones is a member of the Company’s Audit Committee and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee.

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

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009, is a member of the Sustainable Energy Association, is Chairman of Sprint Gas (Aust) Pty Ltd and a Non-executive Board Member of Gas Energy Australia (GEA).

MR WILLIAM PETER DAY, LLB (Hons), MBA, FCPA, FCA, FAICD

Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007. Mr Day stepped down as Chairman on September 2, 2013. Mr Day retired as Chief Financial Officer of the global packaging group Amcor in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia. He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission.

Mr Day chairs the Company’s Audit Committee and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Day is a non-executive director of Ansell Limited (appointed August 20, 2007), SAI Global Limited (appointed August 15, 2008) and Federation Centres Limited (appointed October 01, 2009). He is also involved in a number of public interest activities.

DR VIJOLETA BRAACH-MAKSVYTIS, BSc (Hons), Ph.D, MAICD

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years’ experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis was a Member of the Australian Federal Government’s Green Car Innovation Fund Committee and on the advisory board of the Intellectual Property Research Institute of Australia, and is a member of a number of other public interest boards.

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee and is also a member of the Company’s Audit Committee.

Dr Braach-Maksvytis is also a non-executive director of AWE Limited (appointed October 7, 2010).

Currently, senior management of Orbital who are not directors are as follows:

Name and Date of Commencement	Position and Experience

Ian Graham Veitch June 14, 2006

Chief Financial Officer and Company Secretary.

Mr Veitch has over 18 years’ experience in company secretarial, corporate and financial accounting roles. Mr Veitch holds a Bachelor of Business degree and is a Chartered Accountant and is also a Chartered Secretary. Mr Veitch is a Member of the Institute of Chartered Accountants in Australia, a Member of the Institute of Chartered Secretaries and Administrators, and an Associate of Chartered Secretaries Australia.

Geoff Paul Cathcart March 14, 1994

Chief Technical Officer.

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

Compensation

Details of total remuneration of Directors and key management personnel of the Company and the consolidated entity are as follows:

	2013	2012	2011
	A$	A$	A$
Short-term employee benefits	1,011,679	1,028,635	876,810
Post-employment benefits	110,193	114,847	131,555
Equity compensation benefits	107,015	251,062	223,405
Termination Payments	—	—	288,241

	1,228,887	1,394,544	1,520,011

For fiscal 2013 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.229 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2013 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totalled A$0.110 million.

REMUNERATION REPORT

Principles of compensation

This Remuneration Report for the year ended June 30, 2013 outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and Company.

The remuneration report is presented under the following sections:

1.	Individual key management personnel disclosures

2.	Remuneration overview

3.	Remuneration governance

4.	Non-executive director remuneration arrangements

5.	Executive remuneration arrangements

6.	Company performance and the link to remuneration

7.	Executive contractual arrangements

8.	Directors and executive officers’ remuneration - company and group

9.	Equity instruments

The format of this remuneration report has been modified from previous years to improve the readability and to facilitate shareholder understanding. In particular, a “question and answer” format has been adopted. This provides a mechanism by which the company can answer questions which have been asked previously by shareholders and other stakeholders.

1. INDIVIDUAL KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of KMP of the Group are set out below.

Key management personnel

(i) Directors

W Peter Day Chairman (Non-executive) (ceased being Chairman September 2, 2013)

Mervyn T Jones (Non-executive) (appointed as Chairman from September 2, 2013)

Vijoleta Braach-Maksvytis (Non-executive)

Terry D Stinson (Executive)

(ii) Executives

Geoff P Cathcart – Director, Consulting Services & Engineering

Ian G Veitch – Chief Financial Officer (appointed February 11, 2013)

Keith A Halliwell – Chief Financial Officer (ceased being a KMP February 8, 2013)

2. REMUNERATION OVERVIEW

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the growth and success of the Group.

Members of the KMP may receive a discretionary bonus (short-term incentive (STI)) approved by the Board as reward for exceptional performance in a specific matter of importance. No STI amounts were paid or became payable during the 2013 financial year.

Members of KMP may receive a medium-term incentive (MTI) bonus based on targets for 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. During the 2013 financial year, the performance hurdles for the MTI were not met and no MTIs were paid or became payable.

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to selected executives. For the 2013 financial year, the Company used earnings per share as the performance measure for the share awards. During the 2013 financial year, the performance hurdles for the 2010 grant of shares which were based on relative total shareholder return and earnings per share were not met and no shares vested.

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

Key changes to remuneration structure in 2013

The key changes made to remuneration structure in 2013 related to the performance conditions of the long-term incentives (LTI) offered in FY2013 and the structure of non-executive directors fees.

The performance conditions for the LTI are based 100% on earnings per share. In previous years, the performance conditions for the LTIs were based 50% on total shareholder return and 50% on earnings per share.

Additionally, the number of shares granted is broken into four bands as shown in the table below. In previous years, the number of shares granted was 100% based on total shareholder return.

Table 1 – Vesting schedule for the EPS tested LTI awarded for the performance year 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%

At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)

At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)

At or above 9 cents	100%

At the Company’s Annual General Meeting in November 2012, shareholders approved the above plan in relation to the ongoing remuneration of the Executive Director.

The structure of non-executive director’s fees was changed during the financial year to be based solely on an all-inclusive directors’ fee with the dis-continuation of separate fees for chairing and membership of Board committees. Given the size of the Group and the number of non-executive directors, each non-executive director is a member of each Board committee.

3. REMUNERATION GOVERNANCE

Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, company secretary and senior executives of the Company.

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

Did a remuneration consultant provide a remuneration recommendation in relation to any of the KMP for the financial year?	Korn Ferry International provided remuneration recommendations and remuneration related advice to the Company in relation to the review of non-executive Director fees which took effect from January 1, 2013.

What was the remuneration consultant paid by the Company for remuneration related services?	Korn Ferry International was paid a total of $11,000.

Did the remuneration consultant provide any other advice to the Company?	Korn Ferry International did not provide any other advice to the Company during the financial year.

What arrangement did the Company make to ensure that the making of the remuneration recommendation would be free from undue influence by the KMP?	The Company implemented a protocol to govern the procedure for procuring advise relating to KMO remuneration. The protocol contained a summary of the process for the engagement of remuneration consultants, the provision of information to the remuneration consultant, and the communication of remuneration recommendations.

Is the Board satisfied that the remuneration recommendation was free from any such undue influence? What are the reasons for the Board being so satisfied?	Yes, the Board is so satisfied. The reasons are as follows:
•

The protocol with respect to the procurement of remuneration related advice was adhered to, including with respect to engagement of the remuneration consultant, the provision of information to the remuneration consultant and the communication of the remuneration recommendations.

• At appropriate times, the remuneration consultant provided written confirmation that it had not been subject to any undue influence.
• The Chairman of the Board met with the remuneration consultant in the absence of the other non-executive Directors. There were no concerns raised by the remuneration consultant with respect to any undue influence being exerted by the non-executive Directors.
• The Chairman of the Board did not observe any evidence that undue influence had been applied.

4. NON-EXECUTIVE DIRECTOR REMUNERATION ARRANGEMENTS

Objective

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

Structure

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed against fees paid to non-executive directors of comparable companies. The Board considers advice from external consultants when undertaking the review process.

The Company’s constitution and the ASX listing rules specify that the non-executive directors’ fee pool shall be determined from time to time by a general meeting. The latest determination was at the 2001 annual general meeting (AGM) held on October 25, 2001 when shareholders approved an aggregate fee pool of $400,000 per year.

The Board will not seek any increase for the non-executive director pool at the 2013 AGM.

On appointment to the Board, all non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment which details remuneration arrangements.

Fees

During the year, the remuneration of non-executive directors was restructured to consist solely of an all-inclusive directors’ fee with the removal of separate fees for membership of the Board’s. Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of $88,000 (effective January 1, 2013) (2012:$109,200). Each non-executive director receives a base fee of $69,200 (2012: $69,200) for being a director of the Group.

The remuneration of non-executive directors for the year ended June 30, 2013 and June 30, 2012 is detailed in Section 8 of this report.

Are the non-executive directors paid any incentive or equity based payments or termination/retirement benefits?	No. The non-executive Directors are not paid any short term incentives, long term incentives, equity based remuneration or termination/retirement benefits

If non-executive directors are paid additional fees, how are these additional fees calculated?	From time to time, non-executive Directors may be requested to provide additional non-executive director related services. This could include sitting on a due diligence committee or undertaking a special project for the Group. During the year, no additional fees were paid to any of the non-executive Directors.

Are non-executive Directors’ fees going to increase in 2013?	No. The Board has decided to maintain the directors’ fees at the current levels.

5. EXECUTIVE REMUNERATION ARRANGEMENTS

Objective

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice. The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

Structure

The CEO’s target remuneration mix for FY2013 comprised 46% fixed remuneration, 27% target MTI opportunity and 27% LTI opportunity. The LTI value is the total accounting expense associated with the grant made during the financial year. Key Management Personnel’s target remuneration mix for FY2013 was 55% - 62% fixed remuneration, 19% - 25% target MTI opportunity and 19% - 20% LTI opportunity.

In the 2013 financial year, the executive remuneration framework consisted of the following components:

•	Fixed remuneration

•	Variable remuneration (STI, MTI and LTI)

The table below illustrates the structure of Orbital’s executive remuneration arrangements:

Table 2 – Structure of remuneration arrangements

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

• No direct link to company performance.
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

Executive contracts of employment do not include any guaranteed base pay increases. TFR is reviewed annually by the Human Resources, Remuneration and Nomination committee. The process consists of a review of company, business unit and individual performance, relevant comparative remuneration internally and externally and, where appropriate, external advice independent of management.

The fixed component of executives’ remuneration is detailed below in point 8.

Variable remuneration — short-term incentive (STI)

The table below contains a summary of the key features of the STI plan.

What is the STI?	Executive directors and senior executives may from time-to-time receive a discretionary cash bonus approved by the Board as a retrospective reward for exceptional performance in a specific matter of importance.

When is the STI grant paid?	There are no pre-determined timeframes at which assessments for STI rewards are to be undertaken.

How does the Company’s STI structure support achievement of the Company’s strategy?	The STI rewards executives for their contribution to the achievement of Group outcomes in areas of significant importance not addressed by the pre-determined performance criteria of the MTI and LTI.

How are the performance conditions of the STI determined?	The Board has no pre-determined performance criteria against which the amount of a STI is assessed.

What are the maximum possible values of award under the STI plan?	There are no pre-determined maximum possible values of award under the STI scheme. In assessing the value of an STI award to be granted the Board will give consideration to the contribution of the action being rewarded to the success of the Group.

What was the value of STI paid in the financial year?	No discretionary STI cash bonuses were paid during the 2013 or 2012 financial years.

Is a portion of STI deferred?	No discretionary STI cash bonuses relating to the 2013 or 2012 financial years will become payable in future financial years.

Variable remuneration — medium-term incentive (MTI)

The MTI plan was established in 2009 to incentivise executives to achieve stretch key performance indicators (KPI’s). The MTI plan is a target based plan rather than a time based plan.

The table below contains a summary of the key features of the MTI plan.

What is the MTI?	Executive directors and senior executives may receive MTI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term (one to three financial years).

When is the MTI grant paid?

The annual MTI payments for executives are subject to the approval of the Human Resources, Remuneration and Nomination Committee on an annual basis, after consideration of performance against KPIs. This process usually occurs within three months after the reporting date. Payments are made as a cash bonus in the following reporting period.

Bonuses are awarded when a target is achieved which is higher than that which has already been achieved and rewarded. The MTI earned accumulates over time as targets are achieved with any incremental MTI earned paid annually.

MTI can only be paid if Orbital generates a profit after tax and also generates positive operating cash flow (before working capital movements). Abnormal one-off items influencing the KPIs may be excluded at the discretion of the Human Resources, Remuneration and Nomination Committee. No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

How are the performance conditions of the MTI determined?	The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in August 2009 relate to 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales.

How does the Company’s MTI structure support achievement of the Company’s strategy?	These three measures were chosen as they directly align the individual’s reward to the Group’s strategy and performance. The objective of the Group is to grow the business in a profitable and cash flow positive manner.

What are the performance conditions under the MTI for KMP in 2013?	The MTI performance hurdles (and weighting %) for 2013 were:
	KPI	Proportion of MTI award KPI applies to	Minimum KPI $’000	Stretch KPI $’000
	Profit after tax	33%	100	4,000
	Operating Cash Flow	33%	100	2,500
	Pro-rata Consolidated Sales	33%	80,000	100,000

How are actual results measured against the performance hurdles?	For each performance hurdle there are three targets ‘Base’, ‘Budget’ and ‘Stretch’. ‘Base’ is the minimum target to trigger a MTI payment for that hurdle. The amounts paid for each hurdle varies between 10%-20% of TFR for ‘Base’ and 30%-60% of TFR for ‘Stretch’. Where achievement is below ‘Base’ no payment is made.

What are the ranges of possible values of award under the MTI plan?	Name	Position	Amount (Min - Max)
	Terry Stinson	Chief Executive Officer	0 - $655,200
	Geoff Cathcart	Chief Technical Officer	0 - $339,800
	Ian Veitch	Chief Financial Officer	0 - $199,000

The maximum bonus is only payable if the stretch targets on all three of the KPI’s are achieved. No bonus is awarded where performance falls below minimum thresholds.

What was the value of MTI paid in the financial year?	The Human Resources, Remuneration and Nomination Committee has considered the MTI bonus for the 2013 financial year. The MTI cash bonus available for the 2013 financial year is $nil. This amount has been determined on the basis that 1) Despite the Group’s Profit after tax (after removing once-off items) target for the year ended June 30, 2013 having been met, the Group did not generate a positive cash flow (before working capital movements) 2) Positive Operating Cash Flows for the year ended June 30, 2013 were not achieved, and 3) the Consolidated Pro-rata Sales of the Group have not reached the minimum threshold of $90,000,000.

Is a portion of MTI deferred?	No. At this stage, the Board does not consider it appropriate to defer a portion of the MTI. This is because the performance criteria are objective (profit after tax, operating cash flow and pro-rata consolidated sales) and obtained from the audited results of the Group.

Variable remuneration — long-term incentives (LTI)

LTI awards are made annually to executives in order to align remuneration with the creation of shareholder value over the long-term. As such, LTI awards are only made to executives and other key talent who have an impact on the Group’s performance against the relevant long-term performance measure.

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders. Directors do not participate in Employee Share Plan No.1.

Executive Long Term Share Plan

The table below contains a summary of the key features of the Executive Long Term Share plan (ELTSP).

What is the ELTSP?	The ELTSP is a performance based share plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

How does the ELTSP align the interests of shareholders and executives?	The ELTSP links rewards for the executive KMP to the Company’s strategy to grow shareholder value by increasing the Group’s earnings per share. Vesting of shares only occurs if Orbital generates earnings per share of at least 5 cents per share. The higher the earnings per share result the higher the number of shares that will vest.

How does the ELTSP support the retention of executives?	An objective of offering shares under the ELTSP is to promote retention. At any one time, an executive KMP will have unvested rights. If an executive resigns they would forfeit the benefits of those unvested rewards. This provides a valuable incentive to stay with the Company so long as the shares are seen by the executive KMP as likely to vest at the end of the performance period.

What are the principal terms of the issue made under the LTI in 2013?

•    Grant date: August 31, 2012 (Managing Director grant date: November 7, 2012 being the date of the AGM at which his participation in the plan was approved by shareholders).

•    Life: 3 years.

•    Expiry date: August 31, 2015.

•    Exercise Price: nil.

•    Fair value per right: 20 cents (Managing Director: 19 cents).

•    Market price of shares on grant date: 20 cents (Managing Director: 19 cents).

•    Measure of performance is earnings per share for the year ended June 30, 2015. See Table 3 for the vesting schedule.

•    Vested shares are held in trust by the trustee for a period of ten years, or until the cessation of employment.

What are the performance conditions for the vesting of ELTSP shares?

The performance conditions, which are based 100% on Earnings Per Share (EPS) (performance year 2013) or based 50% on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% on Earnings Per Share (EPS) (performance years 2011 and 2012), apply to determine the number of shares (if any) that vest to the Executives.

See tables 3 and 4 below for the vesting schedules for EPS tested and TSR tested LTI awards.

How is the market price of the ELTSP determined?	The fair value of the EPS related rights is equal to the market price of shares on the grant date. The fair value of the TSR related rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date.

In what circumstances would the LTI entitlements be forfeited?	Where a participant ceases employment prior to the vesting of their award, the unvested shares are forfeited unless the Board applies its discretion to allow vesting at or post cessation of employment in appropriate circumstances.

What happens to LTI entitlements upon a change of control in the Group?	In the event of a change of control of the Group, the performance period end date will generally be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period, subject to ultimate Board discretion.

Do shares granted under the LTI dilute existing shareholders’ equity?	The issue of shares can have a small dilutionary impact upon other shareholders. However, the number of shares issued under the ELTSP in the five years preceding the offer must not exceed 5% of the total shares on issue at the time an offer to a participant is made.

Are the shares issued under the LTI bought on market?	No. the company issues new shares for the ELTSP, it does not buy the shares on the market.

Does the executive obtain the benefit of dividends paid on shares issued under the LTI?	KMP are entitled to any dividends paid on vested shares subject to the ten year restriction on trading. Unvested rights do not participate in dividend payments or any other distributions to shareholders.

What other rights does the holder of vested LTI shares have?	Subject to the conditions and restrictions attaching to the shares, the holder of the shares has the same rights as any other holder of shares. This includes voting rights, a right to dividends, bonus shares and capital distributions.

Does the Company have executive share ownership guidelines?	The Company does not have a formal policy requiring executives to own shares. However a significant component of each executive’s remuneration consists of grants under an employee share plan. Hence, at any given time, after an executive has been with the Company for more than three years, the executive typically has three unvested equity grants which are subject to performance conditions. As at the date of this report, all executives who have been with the company for longer than three years have shares in the Company which have fully vested or been acquired on market.

Can executive KMP hedge to ensure that they obtain a benefit from unvested LTI’s?	No. All executive KMP have been advised that under section 206J of the Corporations Act it is an offence for them to hedge unvested grants made under the ELTSP.

How many LTI awards vested in the financial year?	TSR Performance targets under the LTI offered in FY2010 were not met in FY2013 and as a result nil (2012: nil) shares were issued to KMPs.

Is a portion of LTI deferred?	Granted ELTSP shares are subject to a three year performance period. Vested ELSTP shares are subject to restrictions on trading for a period of ten years.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Table 3 – Vesting schedule for the EPS tested LTI awarded for the performance years 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%

At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)

At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)

At or above 9 cents	100%

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

Table 4 – Vesting schedule for the TSR tested LTI awarded for the performance years 2011 and 2012

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will vest under the FY2011, FY2012 and FY2013 offers unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ending June 30, 2013, June 30, 2014 and June 30, 2015 is at or above 11, 15 and 5 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2010 were not met in FY2013 and as a result nil (2012: nil) shares were issued to KMPs.

At the Company’s Annual General Meeting in November 2012, shareholders approved the terms and conditions of the Executive Long Term Share Plan and also approved the issue of shares to the Managing Directors under that plan.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson. The Performance Rights Plan was approved by shareholders in October 2008. The Board has no present intention to utilise the Performance Rights Plan for any other senior executives.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended June 30, 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Table 5 – Vesting schedule for the performance rights plan

Tranche	Number of performance rights	Share price target
1	200,000	$2.50
2	200,000	$5.00
3	200,000	$7.50
4	200,000	$10.00
5	125,000	$20.00
6	125,000	$30.00
7	100,000	$50.00

The target share prices were chosen as they directly align the director’s reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

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

No performance rights were granted during the year ended June 30, 2013.

LTI awards for 2013 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on November 29, 2012. No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2013 financial year.

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

Company performance for the current year, the last 4 years and KPI targets are as follows:

Table 6 – Orbital five year performance linked to medium-term incentives

	2009 $’000	2010 $’000	2011 $’000	2012 $’000	2013 $’000	Minimum KPI $’000	Stretch KPI $’000
Statutory Profit/(Loss) after tax	(2,451)	4,516	1,763	(3,053)	364	positive	4,000
Operating Cash Flow	(856)	(4,372)	(584)	(2,701)	(232)	positive	2,500
Pro-rata Consolidated Sales	63,867	61,081	68,148	74,371	77,078	80,000	100,000
Operating Cash Flow (before working capital movements)*	(2,372)	(2,934)	(833)	(3,145)	(746)	positive	Not applicable

*	A positive operating cash flow (before working capital movements) must be achieved as a pre-condition for the payment of any MTI.

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group’s total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to June 30, 2013. The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken in October 2010.

Company performance for the current year and last 4 years is as follows:

Table 7 – Orbital five year performance linked to long-term incentives

	2009		2010		2011	2012	2013	2014 Minimum	2015 Minimum
TSR ranking (percentile)	70th		56th		*	*	18th	50th	50th
Earnings per share (cents)	(5.10)		9.39		3.65	(6.28)	0.74	15.00	9.00
Closing share price ($)	0.75	**	0.25	**	0.25	0.22	0.15	—	—

*	The Company did not measure its TSR ranking in 2011 or 2012 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.
**	Share prices were adjusted for 10:1 share consolidation that occurred in October 2010.

As a result of the Company’s performance over the last five years, LTIs offered during 2006 and 2007 were partially vested in financial years 2009 and 2010 respectively. The performance target for the LTIs offered in 2008, 2009 and 2010 were not met during the financial years 2011, 2012 and 2013 and as such no shares vested.

7. EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalised in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on September 14, 2007:

•	The CEO receives fixed remuneration of $364,000 per annum

•	The CEO’s target MTI opportunity per annum is 20% of annual Total Employment Costs (TEC) and his maximum MTI opportunity per annum is 60% of TEC

•	The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

Table 8 – Summary of contractual provisions for the CEO

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None

Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None

Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

Table 9 – Summary of KMP termination provisions

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments

Employer initiated termination	3 months	3 months	Pro-rated for time and performance	Board discretion	4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year. The maximum entitlement to termination pay is limited to 65 weeks pay.
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Payments applicable to outgoing executives

The following arrangements applied to outgoing executives in office during the 2013 financial year:

•	Mr Halliwell resigned from his position as Chief Financial Officer effective February 8, 2013.

•	In accordance with:

•	his contract of employment, Mr Halliwell received a payment for his unused entitlements to annual leave and long service leave.

•	the terms of the MTI plan, Mr Halliwell forfeited any entitlement to a MTI.

•	the terms of the ELTSP, Mr Halliwell forfeited 1,347,566 unvested ELTSP rights.

•	Mr Halliwell did not receive any other form of termination payment, discretionary bonus or enter into any contractual or other arrangements to provide post termination consultancy services.

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION - COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of the Group’s Key Management Personnel are:

Table 10 – Compensation of KMP for the years ended June 30, 2013 and 2012

		Short Term			Post Employment	Share Based Payments
	Year	Salary and Director’ Fees $	Cash Bonuses $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (a)(b)	Performance Rights Plan $ (c)	Total $	Proportion of remuneration performance related %
Non-executive Directors

W Peter Day	2013	90,459	—	90,459	8,141	—	—	98,600	—
Chairman (Non-executive)	2012	100,183	—	100,183	9,017	—	—	109,200	—

Mervyn T Jones	2013	63,486	—	63,486	5,714	—	—	69,200	—
Director (Non-executive)	2012	63,486	—	63,486	5,714	—	—	69,200	—

Vijoleta Braach-Maksvytis	2013	63,486	—	63,486	5,714	—	—	69,200
Director (Non-executive)	2012	63,486	—	63,486	5,714	—	—	69,200	—

Total Consolidated, all non-executive directors	2013	217,431	—	217,431	19,569	—	—	237,000	—
	2012	227,155	—	227,155	20,445	—	—	247,600	—
Executive Director
Terry D Stinson	2013	333,945	—	333,945	40,073	82,867	49,283	506,168	26.1%
Director and Chief Executive Officer	2012	333,945	—	333,945	40,073	105,525	49,283	528,826	29.3%

Other Key Management Personnel
Geoff P Cathcart	2013	213,525	—	213,525	25,623	33,774	—	272,922	12.4%
Chief Technical Officer	2012	200,816	—	200,816	24,098	41,332	—	266,246	15.5%

Ian G Veitch (d)	2013	77,964	—	77,964	6,870	6,266	—	91,100	6.9%
Chief Financial Officer	2012	—	—	—	—	—	—	—	—

Keith A Halliwell (e)	2013	168,814	—	168,814	18,058	(65,175)	—	121,697	(53.6)%
Chief Financial Officer	2012	266,719	—	266,719	30,231	54,922	—	351,872	15.6%

Total Consolidated, Executive Director and Key Management Personnel	2013	794,248	—	794,248	90,624	57,732	49,283	991,887	10.8%
	2012	801,480	—	801,480	94,402	201,779	49,283	1,146,944	21.9%

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION COMPANY AND GROUP (continued)

Notes in relation to the table of directors’ and executive officers remuneration

(a)	The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.
(b)	The fair value of the TSR related Executive Long Term Share plan (“ELTSP”) rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognized in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

Table 11 – Summary of terms and conditions of unvested TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug-31-10	3 years	Aug-31-13	33 cents	nil	34 cents	60.00%	4.27%
Aug-31-11*	3 years	Aug-31-14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was October 26, 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

Table 12 – Summary of terms and conditions of unvested EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
Aug-31-10	3 years	Aug-31-13	34 cents	nil	34 cents
Aug-31-11*	3 years	Aug-31-14	35 cents	nil	35 cents
Aug-31-12*	3 years	Aug-31-15	20 cents	nil	20 cents

*	The grant dates of the EPS related rights for the Managing Director were October 26, 2011 and November 7, 2012 respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(c)	The fair value of the Performance Rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognized in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Table 13 – Summary of terms and conditions of unvested performance rights

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug-31-08	10 years	47 cents	$2.50	79 cents	55.00%	5.75%
Aug-31-08	10 years	35 cents	$5.00	79 cents	55.00%	5.75%
Aug-31-08	10 years	28 cents	$7.50	79 cents	55.00%	5.75%
Aug-31-08	10 years	23 cents	$10.00	79 cents	55.00%	5.75%
Aug-31-08	10 years	13 cents	$20.00	79 cents	55.00%	5.75%
Aug-31-08	10 years	9 cents	$30.00	79 cents	55.00%	5.75%
Aug-31-08	10 years	5 cents	$50.00	79 cents	55.00%	5.75%

(d)	Mr Veitch became a KMP on February 11, 2013

(e)	Mr Halliwell ceased to be a KMP on February 8, 2013.

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

Table 14 – Summary of KMP executives interests in LTI equity rights

		Employee Share Plan No. 1			Executive Long Term Share Plan
		Number of shares issued	Share Price	Value (a) $	Number of Rights Offered	Value of Rights Offered (b) $	Number of Rights Vested	Number of Expired or Forfeited (c)
Executive Director
T D Stinson	2013	—	—	—	1,100,000	220,000	—	(525,000)
	2012	—	—	—	770,000	231,000	—	(130,000)
Executives
G P Cathcart	2013	7,468	$0.1339	1,000	450,000	90,000	—	(199,500)
	2012	2,633	$0.3798	1,000	310,000	93,000	—	(40,000)
I G Veitch	2013	7,468	$0.1339	1,000	330,000	66,000	—	(60,000)
	2012	2,633	$0.3798	1,000	92,500	27,751	—	(15,000)
K A Halliwell (d)	2013	7,468	$0.1339	1,000	600,000	120,000	—	(1,614,067)
	2012	2,633	$0.3798	1,000	410,000	123,000	—	(70,000)

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of October 31, 2012 and October 31, 2011 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights offered on August 31, 2012 and August 31, 2011 respectively using a Monte-Carlo simulation model for the TSR related rights (August 31, 2011 offer) and the market price on the grant date for EPS related right (August 31, 2011 and August 31, 2012 offers). The vesting of the shares offered on August 31, 2012 is subject to the Group achieving earnings in excess of 5 cents per share for the year ending June 30, 2015. The vesting of the shares offered on August 31, 2011 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 15 cents per share for the year ending June 30, 2014. Performance conditions were met not in respect of shares offered in August 2009 and shares in relation to that offer expired at the expiration of the performance period during the 2013 financial year.
(c)	The value of the Executive Long Term Share Plan rights expired or forfeited during the period was $nil on the date of expiry or forfeiture.
(d)	Represents 266,500 rights expired and 1,347,567 rights forfeited by Mr Halliwell on his resignation.

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

The Company, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments. Orbital believes that, throughout the 2013 financial year and to the date of this report, it has complied with all the ASXCGC Recommendations.

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

2.2 Composition of the Board

ASXCGC Recommendations 2.1, 2.2, 2.3, 2.6

The names and qualifications of the directors of the Company in office at the date of this Report are detailed in Item 6 on page 31.

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

2.3 Conflicts of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the director concerned must not be present at the meeting whilst the item is considered or to vote on the matter. The Board has procedures in place to assist directors to disclose potential conflicts of interest.

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

2.5 Directors’ Retirement and Re-election

ASXCGC Recommendation 2.6

Non-executive directors must retire at the third AGM following their election or most recent re-election. At least one non-executive director must stand for election at each AGM. Any director appointed to fill a vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

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

2.9 Directors’ Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Remuneration Report on pages 34 to 48. The Remuneration Report also contains information on the Company’s policy for determining the nature and amount of remuneration for directors and senior executives and the relationship between the policy and company performance.

Shareholders will be invited to consider and approve the Remuneration Report at the 2013 AGM.

2.10 Board Meetings

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Board papers are distributed to directors in advance of any director’s meeting to ensure that there is sufficient time for the directors to digest the content of the papers and prepare for the meeting. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

2.11 Company Secretary

Mr Ian G Veitch, B.Bus, GradDipACG, ACA, ACIS, ACSA. Mr Veitch joined Orbital in 2006 and was appointed to the position of Company Secretary on July 1, 2009. He has over 18 years’ experience in company secretarial, corporate and financial accounting roles. Mr Veitch holds a Bachelor of Business degree and is a Chartered Accountant and Chartered Secretary. Mr Veitch is a Member of the Institute of Chartered Accountants in Australia, a Member of the Institute of Chartered Secretaries and Administrators, and an Associate of Chartered Secretaries Australia. The appointment and removal of a Company Secretary is a matter for decision by the Board. The Company Secretary is responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

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

Members of the Audit Committee during the year were Dr M T Jones (Chairman), Mr W P Day and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2013 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Human Resources, Remuneration and Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

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

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act and US Securities Law; and

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them.

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

5. PROMOTING RESPONSIBLE AND ETHICAL BEHAVIOUR

5.1 Code of Conduct and Whistleblower Policy

ASXCGC Recommendations 3.1, 3.5

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both Codes are available in the Corporate Governance section of Orbital’s website.

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

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Group’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

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

8.3 Workforce gender profile at June 30, 2013

Proportion of women in total organisation:	16%
Proportion of women in senior executive positions:	0%
Proportion of women on the board:	25%

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2013		June 2012		June 2011
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	12	—	20	—	23	—
Sprint Gas	17	—	19	—	21	—
Administration	11	—	10	—	10	—
Engineers	24	—	31	—	37	—
Technicians	20	—	22	—	21	—
Others	2	—	2	—	2	—

Total	90	—	108	—	118	—

The management and employees of the Group are not associated with any particular labour union.

Share Ownership

Details of share ownership by Directors and senior managers at September 30, 2013 are as follows:

Directors	Ordinary Shares
W P Day	10,000
T D Stinson	392,690
M T Jones	70,000

Senior Managers
G P Cathcart	61,563
I G Veitch	20,443
K A Halliwell	—

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

Employee Share Plan - 2012 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2012 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On November 29, 2012, a total of 612,114 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2012 Offer

At the Company’s Annual General Meeting on November 7, 2012, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 1,100,000 fully paid ordinary shares. Dr Cathcart has been offered up to 450,000 fully paid ordinary shares. Mr Veitch has been offered up to 330,000 fully paid ordinary shares.

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on the performance hurdles, as set out below:

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Table 3 - Vesting schedule for the EPS tested LTI awarded for the performance years 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%

At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)

At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)

At or above 9 cents	100%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of September 30, 2013, Orbital had issued and outstanding 49,334,591 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

September 2013:

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on August 1, 2013)	4,760,107	9.65%

September 2012:

There were only two shareholders who had greater than 5% of the Company’s issued capital. The details of the shareholders were:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on July 13, 2011)	4,755,400	9.80%

Deutsche Bank AG (as notified October 15, 2012)	3,361,357	6.90%

The Executive Officers and Directors of Orbital as a group own 554,696 ordinary shares which represent 1.12% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 49,334,591 ordinary shares in the Company on issue at September 30, 2013, 75% of which are held by 4,489 shareholders located in Australia.

There are 613,823 ADS’s (representing 9,821,168 ordinary shares in the Company) on issue at September 30, 2013 held by 171 registered holders located in the United States of America.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2013 (nil in both fiscal 2012 and 2011).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at September 30, 2013 and June 30 in each of the preceding three years are as follows:

	September 30, 2013 (A$000’s)	2013 (A$000’s)	2012 (A$000’s)	2011 (A$000’s)

Receivables - Non-current	44,820	44,820	30,351	27,942
Borrowings - Non-current	20,297	19,160	14,571	11,386

The largest amounts outstanding during the periods covered were as follows:

	2013 (A$000’s)	2012 (A$000’s)	2011 (A$000’s)

Receivables - Non-current	45,149	30,639	28,382
Borrowings - Non-current	19,160	14,802	12,571

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

During fiscal 2013, nil interest expense (fiscal 2012: nil; fiscal 2011: nil) was recognized by the Company in relation to these loans. The interest rate charged during the year was nil (2012 and 2011: nil).

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at September 30, 2013 and June 30 in each of the preceding three years are:

	September 30, 2013 (A$000’s)	2013 (A$000’s)	2012 (A$000’s)	2011 (A$000’s)

Receivables - Current	—	3	—	—

Payables - Current	—	—	63	7

During fiscal 2013, the Group purchased goods and services to the value of A$148,000 (2012: A$178,000) from Synerject LLC. All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. The Group received dividends of A$1,484,854 (2102: A$1,543,686) from Synerject LLC.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Refer pages F-1 through F-48 included herein.

Significant Changes

There have been no significant changes to the operations of the Group since the date of the annual financial statements.

Legal Proceedings

Orbital does not presently have any legal proceedings pending with significant effects on the Company’s financial position or profitability.

Dividend Policy

Orbital’s Board of Directors annually reviews the Group’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2013 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares are also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon as depositary under a deposit agreement dated April 16, 2010. Each ADS represents sixteen ordinary shares. The ADSs have traded on NYSE MKT with effect from August 25, 2011, under the symbol “OBT”. Prior to that time, the ADSs were traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004 until August 25, 2011, under the symbol “OBTMY”.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the OTCBB and NYSE MKT. On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. Note that effective April 19, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 40 to 1 : 160 and effective October 31, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 16. Please note that the ADS prices quoted below for dates prior to April 19, 2010 and October 31, 2010 have not been restated to account for the change of ratio of ordinary shares to ADSs.

		Ordinary Shares								American Depositary Shares
		High Price			High Volume	Low Price			Low Volume	High Price			High Volume	Low Price			Low Volume
2008-09		A$	0.115		7,330,005	A$	0.030		1,574	US$	4.50		52,600	US$	0.78		0
2009-10		A$	0.080		8,644,033	A$	0.025		0	US$	6.00		17,000	US$	1.36		0
2010-11		A$	0.46		653,072	A$	0.18		0	US$	7.30		11,800	US$	2.88		0
2011-12		A$	0.40		360,000	A$	0.18		0	US$	6.48		12,100	US$	3.06		0
2012-13		A$	0.40		3,368,100	A$	0.13		0	US$	7.00		29,500	US$	2.43		0

2011-12	Q1	A$	0.38		309,000	A$	0.25		0	US$	6.48	*	5,100	US$	4.33		0
	Q2	A$	0.40	*	357,700	A$	0.25		0	US$	5.92		8,300	US$	3.64		0
	Q3	A$	0.35		360,000	A$	0.24		0	US$	5.90		12,100	US$	3.74		0
	Q4	A$	0.34		197,100	A$	0.18	*	0	US$	5.91		7,300	US$	3.06	*	0

2012-13	Q1	A$	0.25		3,300,000	A$	0.18		0	US$	4.30		7,300	US$	2.92		0
	Q2	A$	0.22		3,368,100	A$	0.13	*	0	US$	3.42		3,800	US$	2.59		0
	Q3	A$	0.40	*	925,000	A$	0.17		0	US$	7.00	*	29,500	US$	2.64		0
	Q4	A$	0.22		3,021,200	A$	0.15		0	US$	3.17		6,400	US$	2.43	*	0

Apr 2013		A$	0.22		514,000	A$	0.15		0	US$	3.17		3,700	US$	2.62		0
May 2013		A$	0.20		2,516,900	A$	0.15		0	US$	2.92		3,400	US$	2.57		0
Jun 2013		A$	0.18		3,021,200	A$	0.15		0	US$	2.72		6,400	US$	2.43		0
Jul 2013		A$	0.18		327,400	A$	0.15		0	US$	2.76		8,900	US$	2.29		0
Aug 2013		A$	0.22		459,600	A$	0.16		0	US$	4.32		147,500	US$	2.05		0
Sept 2013		A$	0.22		395,700	A$	0.17		500	US$	3.28		59,400	US$	2.22		0

*	Denotes annual high and low closing market prices in the relevant year.

On September 30, 2013, the closing sale price of the ordinary shares on the ASX was A$0.17 per ordinary share and the closing sale price of the ADSs on the NYSE MKT on that date was US$2.49 per ADS. On September 30, 2013, 613,823 ADSs, representing 9,821,168 ordinary shares, or approximately 20% of the outstanding ordinary shares, were outstanding and were held by 171 holders of record including nominee companies holding on behalf of beneficial shareholders.

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

2.2 Borrowing powers

Directors may at any time exercise all the powers of the Company to borrow money, except to the extent that such powers are required by law or the Listing Rules of Australian Stock Exchange Limited to be exercised by the Company in general meeting.

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

Taxation

The following is a summary of material United States federal income and Australian tax consequences of the ownership of ADSs or ordinary shares by US Holders. Except as otherwise noted, the statements of Australian and United States tax laws set out below are based on the laws in force, as of the date of this Annual Report, and are subject to any changes in United States or Australian law and in the Convention Between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income as amended (the “Treaty”), occurring after that date, possibly with retrospective effect.

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

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and term deposits with Loan with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for financial arrangements.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 5% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 18% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

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

Liquidity risk

The Group repaid its finance facility with its bankers during fiscal 2013. The Group’s does not have any other bank overdrafts, bank loans, preference shares or committed available credit lines as at June 30, 2013.

The only external borrowing of the Group is the interest free Western Australian Government loan of A$14.3 million repayable in installments commencing in May 2010. See the “Maturity Profile of Commercial Commitments” on page 30 for scheduled repayments over the next five years.

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

Fees and payments made by the depositary to the issuer

The Bank of New York Mellon has agreed to pay third parties on behalf of Orbital for certain expenses incurred in connection with the ADR programme. For the year ended June 30, 2013, The Bank of New York paid US$2,979 to third parties on behalf of Orbital. The Bank of New York Mellon also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

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

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2013, Orbital’s disclosure controls and procedures were effective.

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

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2013. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2013, its internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm that audited the Fiscal 2013 consolidated financial statements included in this annual report on Form 20-F, is not required to issue an Attestation Report for Fiscal 2013.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s independent registered public accounting firm, Ernst & Young are as follows:

	2013		2012
Services Rendered	Fees (A$)%		Fees (A$)%

Audit Fees – Australian Reporting	225,600	66.7%	223,780	63.4%
Audit Fees – USA Reporting	112,500	33.3%	112,000	31.8%
Audit – Related Fees	—	—	—	—
All Other Fees (1)	—	—	16,910	4.8%

(1)	All other fees relate to services performed for auditing of an Australian Federal Government grant and for a business review of the Group.

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

In compiling this report, the directors have referred to the Australian Securities Exchange (ASX) Corporate Governance Principles and Recommendations 2nd edition (the ASX Principles), and Part 8. Corporate Governance Requirements of the NYSE MKT Rules (the NYSE MKT Rules).

Orbital confirms that throughout fiscal 2013, and at the date of this document the Group applied the principles of, and was compliant with, the provisions of the ASX Principles and that, since listing on the NYSE MKT, applied the principles of, and was compliant with, the NYSE MKT Rules.

A summary of Orbital’s Corporate Governance practices is included in Item 6 of this report.

Orbital’s website contains further information about the corporate governance framework of the company.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-48 included herein.

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

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets at December 31, 2012 and 2011	2

Consolidated Statements of Income for the 12 month periods ended December 31, 2012 and December 31, 2011, and the 18 month period ended December 31, 2010	3

Consolidated Statements of Members’ Equity and Comprehensive Income for the 12 month periods ended December 31, 2012 and December 31, 2011, and the 18 month period ended December 31, 2010	4

Consolidated Statements of Cash Flows for the 12 month periods ended December 31, 2012 and December 31, 2011, and the 18 month period ended December 31, 2010	5

Notes to the Consolidated Financial Statements	7

(1)	The financial statements of Synerject LLC are provided pursuant to Rule 3-09 of Regulation S-X

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated herein by reference from Item 19.(c)1.1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed on December 30, 2004.)

1.2	Membership Interest Transfer Agreement dated March 1, 2013 for the sale of a portion of the interest in Synerject LLC

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Aftermarket”	refers to components that are added to a vehicle after its original manufacture.

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (eg engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDi TM”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDi TM Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi” or “Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Stoichiometric”	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted.

“SUAS”	Small Unmanned Aerial System.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

“UAS”	Unmanned Aerial Systems.

“UAV”	Unmanned Aerial Vehicle.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED
(Registrant)

/s/ Ian Graham Veitch
Date: October 29, 2013	Ian Graham Veitch Chief Financial Officer

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated statements of financial position of Orbital Corporation Limited (the “Company”) as of June 30, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Perth, Australia

October 29, 2013

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 30 JUNE 2013, 2012 AND 2011

	NOTE		CONSOLIDATED
			2013	2012	2011
			A$’000	A$’000	A$’000
Sale of goods			23,424	14,020	5,847
Consulting services income			2,057	7,131	9,492
Licence and royalty income			1,007	967	1,081
Other revenue	7		211	243	218

Total revenue			26,699	22,361	16,638

Other income	8		3,889	1,325	6,110
Materials and consumables	9	(d)	(10,428)	(8,116)	(4,484)
Employee benefits expenses	9	(a)	(11,210)	(11,670)	(10,494)
Depreciation and amortisation			(959)	(991)	(1,174)
Engineering consumables and contractors			(688)	(2,272)	(1,954)
Occupancy expenses			(1,814)	(1,734)	(1,165)
Travel and accommodation			(407)	(432)	(634)
Communications and computing			(621)	(783)	(593)
Patent costs			(308)	(322)	(300)
Insurance costs			(690)	(663)	(441)
Audit, compliance and listing costs			(516)	(569)	(704)
Finance costs	9	(b)	(687)	(692)	(688)
Other expenses	9	(c)	(3,386)	(2,179)	(1,777)

Share of profit from associate	16	(c)	3,220	3,480	3,233

Profit / (loss) before income tax			2,094	(3,257)	1,573

Income tax (expense) / benefit	10	(a)	(1,730)	204	190

Profit / (Loss) for the year attributable to the owners of the parent entity			364	(3,053)	1,763

Earnings/(loss) per share:

Basic earnings / (loss) per share (in cents)	11		0.74	(6.28)	3.65
Diluted earnings / (loss) per share (in cents)	11		0.74	(6.28)	3.65

The income statement is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-48.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

30 JUNE 2013, 2012 AND 2011

	CONSOLIDATED
	2013	2012	2011
	A$’000	A$’000	A$’000

Net profit / (loss) for the year	364	(3,053)	1,763

Other comprehensive income / (loss)

Items that may be reclassified to profit or loss in subsequent periods:
Share of foreign currency reserve of equity accounted investment	35	(199)	343
Foreign currency translation reserve released on sale of share in equity accounted investment	(18)	—	—
Foreign currency translation	1,505	830	(3,758)

Other comprehensive income / (loss) for the year, net of tax	1,522	631	(3,415)

Total comprehensive income / (loss) for the year	1,886	(2,422)	(1,652)

Total comprehensive income / (loss) for the year attributable to owners of the parent	1,886	(2,422)	(1,652)

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-48.

STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED 30 JUNE 2013, 2012

AND 2011

	Share Capital	Retained Profits	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	A$’000	A$’000	A$’000	A$’000	A$’000
At 1 July 2010	19,261	1,292	1,017	(770)	20,800

Profit for the period	—	1,763	—	—	1,763
Other comprehensive loss	—	—	—	(3,415)	(3,415)

Total comprehensive income / (loss) for the period	—	1,763	—	(3,415)	(1,652)

Transactions with owners in their capacity as owners
Share based payments	84	—	250	—	334

Balance at 30 June 2011	19,345	3,055	1,267	(4,185)	19,482

At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482

Loss for the period	—	(3,053)	—	—	(3,053)
Other comprehensive income	—	—	—	631	631

Total comprehensive (loss) / income for the period	—	(3,053)	—	631	(2,422)

Transactions with owners in their capacity as owners
Share based payments	91	—	280	—	371

Balance at 30 June 2012	19,436	2	1,547	(3,554)	17,431

At 1 July 2012	19,436	2	1,547	(3,554)	17,431

Profit for the period	—	364	—	—	364
Other comprehensive income	—	—	—	1,522	1,522

Total comprehensive income for the period	—	364	—	1,522	1,886

Transactions with owners in their capacity as owners
Share based payments	82	—	98	—	180

Balance at 30 June 2013	19,518	366	1,645	(2,032)	19,497

The statement of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-48.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2013 AND 2012

	NOTE	CONSOLIDATED
		2013	2012
		A$’000	A$’000

Assets
Current assets
Cash and cash equivalents	12	6,902	3,799
Other financial assets	13	705	1,371
Trade and other receivables	14	4,713	4,168
Inventories	15	3,158	5,197

Total Current Assets		15,478	14,535

Non-Current Assets
Investment in associate	16	12,468	13,696
Deferred tax assets	17	4,656	5,767
Plant & equipment	18	3,383	3,949
Intangibles and goodwill	19	146	2,257

Total Non-Current Assets		20,653	25,669

Total Assets		36,131	40,204

Liabilities
Current liabilities
Trade payables and other liabilities	20	2,801	4,906
Borrowings	21	432	2,864
Employee benefits	23	1,837	2,117
Deferred revenue	24	316	316
Government grants	27	225	225
Contingent consideration	28	886	—
Other provisions	25	795	461

Total Current Liabilities		7,292	10,889

Non-current liabilities
Borrowings	21	42	59
Long term borrowings	26	7,757	7,650
Employee benefits	23	55	119
Government grants	27	1,199	1,424
Contingent consideration	28	—	2,296
Other provisions	25	289	336

Total Non-Current Liabilities		9,342	11,884

Total Liabilities		16,634	22,773

Net Assets		19,497	17,431

Equity
Share capital	29	19,518	19,436
Reserves	30	(387)	(2,007)
Retained profits	30	366	2

Total Equity		19,497	17,431

The statement of financial position is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-48.

STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 30 JUNE 2013, 2012 AND 2011

	NOTE	CONSOLIDATED
		2013	2012	2011
		A$’000	A$’000	A$’000

Cash Flows from Operating Activities
Cash receipts from customers		29,524	25,209	17,070
Cash paid to suppliers and employees		(30,920)	(29,233)	(18,742)

Cash used in operations		(1,396)	(4,024)	(1,672)
Interest received		211	243	218
Interest paid		(206)	(250)	(104)
Income taxes paid		(326)	(214)	(234)

Net cash used in operating activities	35	(1,717)	(4,245)	(1,792)

Cash Flows from Investing Activities

Dividends received from associate		1,485	1,544	1,208
Proceeds from sale of share in investment		5,777	—	—
Net proceeds from sale of plant & equipment		9	49	8,557
Acquisition of plant & equipment		(253)	(696)	(481)
Costs incurred on development of intangibles		—	—	(593)
Acquisition of subsidiary		—	—	(1,780)
Redemption of short term deposits		666	2,063	(3,434)

Net cash provided by investing activities		7,684	2,960	3,477

Cash Flows from Financing Activities
Proceeds from borrowings		—	1,930	—
Repayment of borrowings		(2,864)	(288)	(1,848)

Net cash (used in) /provided by financing activities		(2,864)	1,642	(1,848)

Net increase / (decrease) in cash and cash equivalents		3,103	357	(163)

Cash and cash equivalents at 1 July		3,799	3,440	3,608

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		—	2	(5)

Cash and cash equivalents at 30 June	12	6,902	3,799	3,440

Non-Cash Investing and Financing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2011, 2012 and 2013.

Refer to note 6 for details of non-cash operating items.

The statement of cash flows is to be read in conjunction with the notes to the financial statements set out in pages F-7 to F-48.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2013 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report and Note 6)

The consolidated financial report was authorised for issue by the directors on 29 October 2013.

2. BASIS OF PREPARATION

(a) Statement of Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Preparation

The report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, International Financial Reporting Standards, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The consolidated financial statements have also been prepared on the historical cost basis, except for contingent consideration which is measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand dollars unless otherwise stated.

(c) Going Concern

The Group incurred a net loss after tax for the year ended 30 June 2012 of $3,053,000 and experienced net cash outflows from operating activities of $4,245,000. At 30 June 2012, the Group had net current assets of $3,646,000. The cash and term deposit position of the Group at 30 June 2012 was $5,170,000. These factors raised substantial doubt about the Company’s ability to continue as a going concern at 30 June 2012.

The financial performance of the Group has significantly improved from a loss of $3,053,000 for the year ended 30 June 2012 to a profit of $364,000 for the year ended 30 June 2013, primarily due to the combined benefits of increased system sales and tighter cost control. The result was achieved despite significant expenses recognised for goodwill impairment and termination costs incurred in restructuring the operations of the Group. With the changes made over the year, the business is now on a better base to be profitable in the future.

The Company’s net assets increased by 12% from $17,431,000 at 30 June 2012 to $19,497,000 at 30 June 2013. Trade receivables have increased by $545,000, inventories have decreased by $2,039,000 and trade payables have also decreased by $2,105,000. Trade receivables for the final deliveries on the second SUAS production order were outstanding at 30 June 2013. Inventory and trade payables have been managed in line with the activity levels of the LPG businesses.

The Company sold a portion of its equity method investment in Synerject during the year ended 30 June 2013 for US$6,000,000. The proceeds of the sale were utilised to invest into working capital for the SUAS business, retire bank debt and fund the restructuring of the businesses with the balance retained to alleviate the Company’s liquidity concerns from the previous year.

Net cash used in operations for the year ended 30 June 2013 was $232,000 (2012: $2,701,000), which reflects a significant improvement in the operating performance of the Group from the previous year. At 30 June 2013, the cash balance of the Group was $6,902,000 (2012: $3,799,000).

The directors have taken into consideration of the factors above and are confident that the Group has sufficient cash and liquid assets at 30 June 2013 to meet its ongoing working capital requirements in the next 12 months.

(d) Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

(e) Use of Estimates and Judgements

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year. From 1 July 2012, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2012. Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group. The Group has not elected to early adopt any new standards or amendments.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars, applying the step by step method, at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’. They are released into the income statement upon disposal.

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

Trade and other payables - refer note 20

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Borrowings - refer note 21

Included in current liabilities is an amount for obligations under hire purchase contracts. The hire purchase contracts are capitalised at commencement of the contract at the present value of the minimum hire purchase payments. Hire purchase payments are apportioned between finance charges and reduction of the hire purchase liability. Finance charges are recognised in finance costs in the income statement.

Long term borrowings - refer note 26

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of A$14,346,000 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

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

(e) Inventories - refer note 15

Inventories are carried at the lower of cost and net realisable value. Inventory is valued at weighted average cost and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition, which for finished goods and work in progress includes cost of direct materials and direct manufacturing labour.

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

(ii) Subsequent costs

The cost of replacing part of an item of plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of plant and equipment are recognised in profit or loss as incurred.

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

(iv) Asset Sales

The net profit or loss from asset sales is included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iv) Share-based payment transactions - refer note 36

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No.1 provides A$1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted based on a Total Shareholder Return (“TSR”) basis is measured using a Monte-Carlo simulation model. The fair value of the shares granted based on an Earnings Per Share (“EPS”) basis are based on the market price of the shares on the date of issue. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met. The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

(k) Provisions - refer note 25

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

(iii) Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using Orbital Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv) Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

(v) Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(m) Operating Leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(n) Finance Expense

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e., an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Goods and Services Tax (continued)

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

(t) Business Combinations

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

(u) New Standards And Interpretations Not Yet Effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2013, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Application date for Group*
IFRS 9 (AASB 9)	Financial Instruments

IFRS 9 (AASB 9) includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement (AASB 139).

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of IAS 39 (AASB 139). The main changes from IAS 39 (AASB 139) are described below.

(a)     Financial assets are classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows. This replaces the numerous categories of financial assets in IAS 39 (AASB 139), each of which had its own classification criteria.

(b)     IFRS 9 (AASB 9) allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)     Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

(d)     Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

•     The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•     The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

			1 January 2015	1 July 2015

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
IFRS 10 (AASB 10)	Consolidated Financial Statements

IFRS 10 (AASB 10) establishes a new control model that applies to all entities. It replaces parts of IAS 27 (AASB 127) Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities (Interpretation 112).

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

			1 January 2013	1 July 2013
IFRS 11 (AASB 11)	Joint Arrangements	IFRS 11 (AASB 11) replaces IAS 31 (AASB 131) Interests in Joint Ventures and SIC-13 (Interpretation 113) Jointly- controlled Entities – Non-monetary Contributions by Ventures. IFRS 11 (AASB 11) uses the principle of control in IFRS10 (AASB 10) to define joint control, and therefore the determination of whether joint control exists may change. In addition IFRS 11 (AASB 11) removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.	1 January 2013	1 July 2013
IFRS 12 (AASB 12)	Disclosure of Interests in Other Entities	IFRS 12 (AASB 12) includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about associates and subsidiaries with non-controlling interests.	1 January 2013	1 July 2013
IFRS 13 (AASB 13)	Fair Value Measurement

IFRS 13 (AASB 13) establishes a single source of guidance under IFRS (AASB) for determining the fair value of assets and liabilities. IFRS 13 (AASB 13) does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under IFRS (AASB) when fair value is required or permitted by IFRS (AASB). Application of this definition may result in different fair values being determined for the relevant assets.

IFRS 13 (AASB 13) also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

			1 January 2013	1 July 2013
IAS 19 (AASB 119)	Employee Benefits (revised)	The revised Standard requires the recognition of short-term and other long-term employee benefits to be based on the expected timing of settlement rather than employee entitlement. These revisions will require retrospective application.	1 January 2013	1 July 2013
IFRIC 21 (Interpretation 21)	Levies	This Interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs. Applying the going concern assumption does not create a constructive obligation.	1 January 2014	1 July 2014

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
Improvements to IFRSs -2009-2011 (AASB 2012-5)	Annual Improvements 2009–2011 Cycle

This standard sets out amendments to various Standards and the related bases for conclusions and guidance.

The following items are addressed by this standard:

IFRS 1 (AASB 1) First-time Adoption of International Financial Reporting Standards

•     Repeated application of IFRS 1 (AASB 1)

•     Borrowing costs

IAS 1 (AASB 101) Presentation of Financial Statements Clarification of the requirements for comparative information

IAS 16 (AASB 116) Property, Plant and Equipment Classification of servicing equipment

IAS 32 (AASB 132) Financial Instruments: Presentation Tax effect of distribution to holders of equity instruments

IAS 34 (AASB 134) Interim Financial Reporting

•     Interim financial reporting and segment information for total assets and liabilities

			1 January 2013	1 July 2013
IAS 36 (AASB 136)	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36	The amendments clarify the disclosure requirements in respect of IAS 36 Impairment of Assets (AASB 136). The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.	1 January 2014**	1 July 2014

*	Designates the beginning of the applicable annual reporting period unless otherwise stated.
**	This standard cannot be early adopted. Revisions are currently being made to the Australian Corporations Law to bring this disclosure into the Directors’ Report.

The adoption of the standards and interpretations effective from 1 July 2013 will have no impact on the financial position or performance of the Group.

The directors have not yet determined the impact of new and amended accounting standards and interpretations applicable 1 July 2015.

(v) Comparatives

Certain comparatives have been reclassified to conform with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for financial arrangements.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2013	2012	2011
	A$’000	A$’000	A$’000

Financial assets
Cash and cash equivalents	6,902	3,799	3,440

Financial liabilities
Interest bearing liabilities	—	2,500	648
Contingent consideration	886	2,296	2,688

	886	4,796	3,336

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At 30 June 2013, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2013	2012	2011	2013	2012	2011
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Consolidated
+1% (100 basis points)	60	11	8	—	—	—
-.5% (50 basis points)	(30)	(5)	(4)	—	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is performed on the same basis as 2012 and 2011.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

Approximately 5% (FY2012: 6%) of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 18% (FY2012: 28%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2013, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2013	2012	2011
	A$’000	A$’000	A$’000

Financial assets
Cash and cash equivalents	13	42	68
Trade and other receivables	403	—	120

	416	42	188

Financial liabilities
Trade and other payables	588	216	139

At 30 June 2013, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

Financial assets
Cash and cash equivalents	4	26	13
Trade and other receivables	—	36	23

	4	62	36

Financial liabilities
Trade and other payables	46	12	130

The following sensitivity is based on the foreign currency risk exposures in existence at reporting date:

At 30 June 2013, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post Tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2013 A$’000	2012 A$’000	2011 A$’000	2013 A$’000	2012 A$’000	2011 A$’000

Consolidated
AUD/USD/EURO +10%	20	12	4	—	—	—
AUD/USD/EURO -5%	(11)	(6)	(2)	—	—	—

The movements in profit in 2013 are more sensitive than in 2012 due to the higher level of net US Dollar and Euro liabilities position at balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

Liquidity risk

The only external borrowings of the Group is the interest free Western Australian Government loan of A$14,346,000 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised a contingent consideration liability of A$886,000 payable in November 2013 to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2013. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2013. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	2013 A$’000	2012 A$’000	2011 A$’000

6 months or less	2,794	5,482	4,101
6-12 months	1,309	355	288
1-5 years	2,714	4,986	5,329
Over 5 years	9,986	10,846	11,763

	16,803	21,669	21,481

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group’s contingent consideration liability belongs to level 3 fair value hierarchy, where the inputs for the valuation of the liability are not based on observable market data (unobservable inputs Level 3).

The following table shows a reconciliation of the movement in the fair value of the financial instruments categorised within Level 3 between the beginning and the end of the reporting period.

At 1 July	2,296	2,688	—
Recognised during the year	—	—	2,688
Released to the income statement	(1,410)	(392)	—

At 30 June	886	2,296	2,688

A gain of A$1,410,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted to its present value using a market discount rate of 6.77% (2012: 7.8%). During the year management estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of A$1,410,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by A$162,000/decrease by A$162,000 respectively.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

(a) Significant accounting judgements

Impairment of non-financial assets

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit. The cash flows are derived from budgets approved by management and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to gross sales and gross margins used in the value in use models. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 19.

As a result of these assessments, the Company has impaired the goodwill previously recognised on the acquisitions of Orbital Autogas Systems and Sprint Gas. Refer to note 19 for more information.

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

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the TSR related Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 36. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. An impairment charge was recognised for continuing operations in the 2013 financial year. Refer to note 19 for further information.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

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

Other Provisions

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold during the year. In determining the level of provision required for restoration obligations the Group has made judgements in respect of the expected expenditures required to fulfil the obligation. Refer to note 25 for further information.

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

Types of products and services

System sales (sale of goods)

The system sales businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operate spare parts businesses for LPG fuel systems. The segment also includes the supply of Small Unmanned Aerial System (SUAS) engines, component parts and engine management systems since August 2012.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

6. OPERATING SEGMENTS (continued)

Geographical information

The system sales segment is managed on an Australian basis for the LPG business and on an American basis for the SUAS supply. The consulting services and royalties and licences segments are managed on a worldwide basis.

In presenting geographical information, revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the sale of SUAS engines, LPG fuel systems, the provision of consulting services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the aviation, automotive, marine, motorcycle and unmanned aircraft system engine markets.

Major customers and suppliers

The Group has a number of customers to which it provides both products and services. The SUAS supply is to one major customer that accounted for 45% (2012: 19%) of external revenue. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 18% of external revenue (2012: 25%). No other customer accounts for more than 10% of revenue. The Group has one system sales supplier that accounted for 10% of purchases (2012: 13%). No other supplier accounts for more than 10% of purchases.

(a) Operating segments

	System sales			Consulting services			Royalties and licences(i)			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Segment Revenue - external customers	23,424	14,020	5,847	2,057	7,131	9,492	1,007	967	1,081	26,488	22,118	16,420

Unallocated other revenue										211	243	218

Total Revenue										26,699	22,361	16,638

Segment result	2,163	380	(2,764)	(2,206)	(2,259)	161	517	463	610	474	(1,416)	(1,993)

Research & development										(1,094)	(954)	(1,158)
Unallocated expenses - net (ii)										(1,524)	(3,675)	(2,581)
Gain on sale of property, plant and equipment										3	—	4,760
Finance costs										(687)	(692)	(688)
Share of profit from associate										3,220	3,480	3,233
Gain on sale of share in associate										1,702	—	—

Net profit/(loss) before related income tax										2,094	(3,257)	1,573

Income tax (expense)/benefit										(1,730)	204	190

Profit /(loss) after tax attributable to members										364	(3,053)	1,763

	System sales			Consulting services			Royalties and licences			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Non-cash (revenue) and expenses
Depreciation and amortisation	498	458	488	461	533	686	—	—	—	959	991	1,174
Equity settled employee compensation	29	26	9	60	111	122	1	1	1	90	138	132
Other non-cash (income)/expenses	1,064	(262)	1,990	(225)	245	(216)	—	—	—	839	(17)	1,774

Segment non-cash expenses	1,591	222	2,487	296	889	592	1	1	1	1,888	1,112	3,080

Equity settled employee compensation										90	233	202
Amortisation of non-interest bearing loans										521	507	614
Share of profit from associate										(3,220)	(3,480)	(3,233)
Gain on sale of property, plant & equipment										—	—	(4,760)
Movement in provision for surplus lease space										(47)	177	372
Foreign exchange translation gain										(122)	(120)	(79)

Total non-cash (revenue) and expenses										(890)	(1,571)	(3,804)

(i)	Royalties and licences costs include direct patent costs.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

6. OPERATING SEGMENTS (CONTINUED)

(a) Operating segments

	System sales		Consulting services		Royalties and licences		Consolidated
	2013	2012	2013	2012	2013	2012	2013	2012
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Segment Assets	7,650	9,921	3,442	5,387	308	263	11,400	15,571

Unallocated assets
Cash							6,902	3,799
Other financial assets							705	1,371
Investment in associate							12,468	13,696
Deferred tax assets							4,656	5,767

Consolidated Total Assets							36,131	40,204

Segment Liabilities	3,120	6,567	4,270	8,111	1,072	99	8,462	14,777

Unallocated liabilities
Long term borrowings							8,172	7,996

Consolidated Total Liabilities							16,634	22,773

Consolidated Net Assets							19,497	17,431

Segment acquisitions of non-current assets	40	271	213	425	—	—	253	696

Acquisitions of non-current assets represent acquisitions of plant and equipment of A$253,000 (2012: A$696,000).

(b) Geographic information

	Americas			Europe			Asia			Australia			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Revenue - external customers	14,008	5,231	3,473	68	492	889	276	619	1,917	12,136	15,776	10,141	26,488	22,118	16,420

Non-current assets	17,124	19,135	16,122	—	—	—	—	—	—	3,529	6,534	6,877	20,653	25,669	22,999

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

7. OTHER REVENUE

	CONSOLIDATED
	2013	2012	2011
	A$’000	A$’000	A$’000
Interest revenue	211	243	218

8. OTHER INCOME

Gain on sale of plant and equipment	3	15	4,760
Gain on sale of share in equity accounted investment	1,702	—	—
Automotive grant income (a)	323	545	680
Net foreign exchange gains	122	120	79
Other income	329	253	591
Fair value movement in contingent consideration (note 28)	1,410	392	—

	3,889	1,325	6,110

(a)	The Group received Automotive Transformation Scheme (ATS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	9,169	9,718	8,249
Contributions to defined contributions superannuation funds	815	984	892
Share based payments	180	371	334
Decrease in liability for annual leave	(38)	(54)	18
Decrease in liability for long service leave	(53)	(108)	19
Termination costs	563	113	418
Other associated personnel expenses	574	646	564

	11,210	11,670	10,494

(b) Finance costs

Interest on borrowings	166	185	74
Non-cash interest expense WA Government Loan	521	507	614

	687	692	688

(c) Other expenses

Administration	324	363	145
Marketing	262	282	73
Investor relations	30	59	28
Freight & courier	90	195	81
Motor vehicle expenses	69	73	8
Impairment of receivables	175	429	43
Allowance for warranty	387	191	91
Goodwill impairment	1,965	—	—
Write-off previously capitalised development expenditure	—	—	1,065
Other	84	587	243

	3,386	2,179	1,777

(d) Materials and consumables

Raw materials and consumables purchased	8,603	9,253	3,182
Inventory (write-backs) / write-downs	(214)	—	942
Change in inventories	2,039	(1,137)	360

	10,428	8,116	4,484

(e) Lease payments included in income statement

Minimum lease payments - operating lease	1,066	1,044	490

(f) Research and development costs

Research and development costs charged directly to the income statement	1,094	954	1,158

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

10. INCOME TAX

(a) Recognised in the income statement

	CONSOLIDATED
	2013 A$’000	2012 A$’000	2011 A$’000
Current income tax
Current year expense	(90)	(252)	(342)

Deferred tax
Relating to originating and reversing temporary differences	(729)	(13)	—
(Expense)/Benefit on (de-recognition)/recognition of tax losses	(911)	469	532

	(1,640)	456	532

Total income tax (expense)/benefit in income statement	(1,730)	204	190

(b) Numerical reconciliation between tax benefit and pre-tax net profit/(loss)

Profit/(loss) before tax	2,094	(3,257)	1,573

Income tax using the statutory tax rates	(628)	977	(472)
- Non deductible expenditure	(355)	(274)	(711)
- Non assessable items	—	118	706
- Deferred tax assets recognised in prior years now recognised	(503)	(330)	922
- Net withholding tax (paid)/recouped	(22)	8	(70)
- United States of America Federal and State taxes	(222)	(295)	(185)

Income tax (expense)/benefit on pre-tax net profit	(1,730)	204	190

(c) Tax consolidation

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

11. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2013 was based on profit attributable to ordinary shareholders of A$364,000 (2012: loss A$3,053,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2013 of 49,079,683 shares (2012: 48,612,706 shares), calculated as follows:

	CONSOLIDATED
	2013 A$	2012 A$	2011 A$
Profit/(Loss) attributable to ordinary shareholders	364,000	(3,053,000)	1,763,084

Weighted average number of ordinary shares	Number	Number	Number

Weighted average number of ordinary shares at 30 June	49,079,683	48,612,706	48,325,837
Effect of potential dilutive ordinary shares	—	—	—

Weighted average number of potential dilutive ordinary shares at 30 June	49,079,683	48,612,706	48,325,837

Earnings/(loss) per share	Cents	Cents	Cents

Basic earnings/(loss) per share	0.74	(6.28)	3.65

Diluted earnings/(loss) per share	0.74	(6.28)	3.65

Rights granted to employees (including Key Management Personnel) as described in note 36 are considered to be potential ordinary shares. These potential ordinary shares have not been included in the determination of basic earnings per share. The 4,046,200 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future events.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

12. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2013 A$’000	2012 A$’000

Cash at bank	760	503
Cash at bank - US dollars	13	42
Cash at bank - European currency units	4	26
At call deposits - financial institutions	6,125	3,228

	6,902	3,799

13. OTHER FINANCIAL ASSETS

Short term deposits - financial institutions	705	1,371

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

Short term deposits are held as collateral for the financial arrangements provided by Westpac Banking Corporation, refer note 21 for further details.

14. TRADE AND OTHER RECEIVABLES

Current

Trade receivables	4,246	3,572
Allowance for impairment loss (a)	(180)	(5)

	4,066	3,567

Accrued royalties	299	264
Other receivables	73	48
Prepayments	275	289

	4,713	4,168

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of A$180,000 (2012: A$5,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(5)	(154)
Charge for the year	(175)	(429)
Amounts written off	—	578

At 30 June	(180)	(5)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI**
2013	Consolidated	4,246	2,576	1,347	108	35	180

2012	Consolidated	3,572	2,288	1,074	202	3	5

* PDNI “Past due not considered impaired”
** CI “Considered impaired”

Receivables past due but not considered impaired are A$143,000 (2012:A$205,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

Included within the considered impaired category is a customer that went into administration during the reporting period, and subsequent to the end of the reporting period has been placed into liquidation. The Group carries credit insurance and has lodged a claim under the debtor insurance policy to recover the amount owed by this debtor. At the date of the report, the Group has not received confirmation from the insurer as to whether it will accept the claim and if it does how much of the claim will be settled.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

14. TRADE AND OTHER RECEIVABLES (continued)

(b) Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security. Where possible, credit risk is mitigated through the purchase of credit insurance. The credit insurance policy held by the Group is limited to Australian-based customers.

(c) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	CONSOLIDATED
	2013 A$’000	2012 A$’000

Materials and production supplies - at lower of cost and net realisable value	3,158	5,197

(a) Inventory expense

Inventories recognised as an expense for the year ended 30 June 2013 totalled A$10,428,000 (2012: A$8,116,000) for the Group (Refer to Note 9(d)). This is recognised in materials and consumables.

16. INVESTMENT IN ASSOCIATE

(a) Interest in Synerject LLC

The Group holds a 30% (2012: 42%) share of Synerject LLC. The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

The Group sold 12% of its share in Synerject effective 1 March 2013. The dividend distribution rate changed from 45% to 55% of audited profits.

Other information for Synerject is as follows:

Country of incorporation:	USA
Financial Year end:	31 December
30 June Ownership:	2013: 30%; 2012: 42%

Summarised financial information relating to Synerject at 30 June 2013 is as follows:

	2013 US$’000	2012 US$’000	2011 US$’000

Revenues (100%)	137,287	127,548	121,673
Profit (100%)	8,275	8,045	7,315

Current assets	49,858	45,789	45,427
Non-current assets	11,510	12,880	12,058
Current liabilities	28,424	27,936	29,562
Non-current liabilities	—	2,654	3,463

Net assets	32,944	28,079	24,460

	2013 A$’000	2012 A$’000	2012 A$’000

Revenues (100%)	133,665	124,413	123,163
Profit (100%)	8,057	7,847	7,405

Current assets	53,755	44,931	42,301
Non-current assets	12,410	12,639	11,228
Current liabilities	30,645	27,412	27,528
Non-current liabilities	—	2,604	3,224

Net assets	35,520	27,554	22,777

Share of Synerject’s net profit recognised	3,220	3,480	3,233

Share of Synerject’s net assets equity accounted	12,468	13,696	11,406

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

16. INVESTMENT IN ASSOCIATE (continued)

(b) Movement in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Beginning of year	13,696	11,406
Sale of interest	(4,086)	—
Share of profits after tax	3,220	3,480
Share of reserves	35	(199)
Dividends received	(1,485)	(1,544)
Unrealised foreign exchange movements	1,088	553

End of year	12,468	13,696

(c) Results of Synerject

	CONSOLIDATED
	2013 A$’000	2012 A$’000	2011 A$’000
Share of Synerject’s profit before income tax	3,126	3,254	3,181
Share of income tax (expense)/benefit	(72)	42	(71)

Share of Synerject’s net profit	3,054	3,296	3,110
Adjustments:
- dissimilar accounting treatment with respect to intangibles	166	184	123

	3,220	3,480	3,233

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Within one year	288	376
One year or later and no later than five years	699	1,090
Later than 5 years	78	257

	1,065	1,723

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2013	2012	2013	2012	2013	2012
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Tax value of loss carry-forwards recognised	4,656	5,439	—	—	4,656	5,439
Other net temporary differences (a)	682	1,574	(682)	(1,246)	—	328

Net tax assets	5,338	7,013	(682)	(1,246)	4,656	5,767

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2013, the available tax carry forward losses of US$25,517,641 (2012: US$31,679,109) expire between the years 2014 and 2024.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

17. DEFERRED TAX ASSETS AND LIABILITIES (continued)

		Consolidated
Movement in temporary differences during the year	Balance 1-Jul-11 A$’000	Acquired during the year A$’000	Recognised in income A$’000	Recognised in equity (b) A$’000	Balance 30-Jun-12 A$’000
Tax value of loss carry-forwards recognised	4,716	—	469	254	5,439
Other temporary differences	341	—	(13)	—	328

Net tax assets	5,057	—	456	254	5,767

		Consolidated
	Balance 1-Jul-12 A$’000	Acquired during the year A$’000	Recognised in income A$’000	Recognised in equity (b) A$’000	Balance 30-Jun-13 A$’000
Tax value of loss carry-forwards recognised	5,439	—	(1,312)	529	4,656
Other temporary differences	328	—	(328)	—	—

Net tax assets	5,767	—	(1,640)	529	4,656

(a) Other net temporary differences

	CONSOLIDATED
	2013	2012
Deferred tax assets	A$’000	A$’000
Annual leave	545	293
Long service leave	17	378
Staff bonus	5	—
Revenue in advance	115	594
Inventory provision	—	309

	682	1,574

Deferred tax liabilities
Unrealised foreign exchange gain on inter-company loan	(534)	(1,071)
Other	(148)	(175)

	(682)	(1,246)

Net temporary differences	—	328

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Australia (net at 30%)
Tax losses	20,533	19,821

Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences	2,029	621

	24,496	22,376

United States of America (net at 34%)
Tax losses	4,699	5,130
Other net temporary differences	775	2,949

	5,474	8,079

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

18. PLANT AND EQUIPMENT

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Plant and equipment
At cost	18,044	17,797
Less: accumulated depreciation	(14,661)	(13,848)

Total plant and equipment - net book value	3,383	3,949

Reconciliations

Reconciliations of the carrying amounts for plant and equipment is set out below:

Plant and equipment
Carrying amount at beginning of year	3,949	4,134
Additions	253	696
Disposals	(6)	(35)
Depreciation	(813)	(846)

Carrying amount at end of year	3,383	3,949

Total
Carrying amount at beginning of year	3,949	4,134

Carrying amount at end of year	3,383	3,949

All plant and equipment of the Group is subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

Finance leases

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2013 was A$59,000 (2012: A$77,000). No additions to plant and equipment under finance leases were made during the year (2012: A$78,000). Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

19. INTANGIBLES AND GOODWILL

Goodwill acquired in business combinations	—	1,965
Capitalised development expenditure	146	292

Total intangibles and goodwill - net book value	146	2,257

Net carrying value
Goodwill acquired in business combinations
At cost	1,965	1,965
Less: allowance for impairment	(1,965)	—

	—	1,965

Capitalised development expenditure
At cost	826	826
Less: accumulated amortisation and impairment	(680)	(534)

	146	292

(a) Reconciliation of carrying amounts at the beginning and end of the period

Reconciliations of the carrying amounts for goodwill

Carrying amount at beginning of year	1,965	1,965
Impairment charge	(1,965)	—

Carrying amount at end of year	—	1,965

Reconciliations of the carrying amounts for capitalised development expenditure

Carrying amount at beginning of year	292	437
Amortisation	(146)	(145)

Carrying amount at end of year	146	292

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

19. INTANGIBLES AND GOODWILL (continued)

(b) Description of the Group’s intangible assets and goodwill

Goodwill

The goodwill arose on the acquisitions of Boral Alternative Fuel Systems on 26 June 2008 (A$363,000) and Sprint Gas (Aust) Pty Ltd on 27 May 2011 (A$1,602,000).

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

(c) Impairment losses recognised

An impairment charge of A$1,965,000 on goodwill was recognised for continuing operations in the 2013 financial year (2012: A$nil). The impairment charge was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. Management also considered the announcement by Ford Motor Company of Australia that it will cease the manufacture of vehicles in Australia in 2016 when considering the impairment of Orbital Autogas System’s goodwill. The assessment of recoverable amount was based on value in use models using a discount rate of 18% and was determined at the cash-generating unit level. The impairment charge was recognised in the income statement in the line item “other expenses”.

(d) Impairment tests for goodwill and intangibles

(i) Description of the cash generating units and other relevant information

Goodwill acquired through business combinations have been allocated to and are tested at the level of their respective cash generating units, each of which is a cash generating unit within the same reportable segment (refer to note 6), for impairment testing as follows:

•	Orbital Autogas Systems cash generating unit

•	Sprint Gas cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2013 based on financial budgets approved by management covering a three-year period The projected cash flows have been updated to reflect the decreased demand for LPG fuel systems. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2012: 18.0%). It was concluded that the fair value less cost to sell did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of A$363,000 against goodwill previously carried of A$363,000.

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2013 based on financial budgets approved by management covering a three-year period. The projected cash flows have been updated to reflect the decreased demand for LPG fuel systems. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2012: 18.0%) and cash flows beyond the three-year period are extrapolated to five years using a 4% growth rate and a terminal value of 3.5 times the fifth year’s cash flow projection. The growth rate and terminal value used are appropriate for a business in Sprint Gas’s industry. It was concluded that the fair value less cost to sell did not exceed the value in use. As a result of this analysis, management has recognised an impairment charge of A$1,602,000 against goodwill previously carried of A$1,602,000.

(ii) Carrying amount of goodwill allocated to each of the cash generating units

The carrying amounts of goodwill allocated to the Orbital Autogas Systems segment and to the Sprint Gas segment are shown below:

	Orbital Autogas Systems		Sprint Gas		Total
	2013 A$’000	2012 A$’000	2013 A$’000	2012 A$’000	2013 A$’000	2012 A$’000

Carrying amount of goodwill	—	363	—	1,602	—	1,965

(iii) Key assumptions used in value in use calculations for the Orbital Autogas Systems and Sprint Gas units, respectively, for 30 June 2013 and 30 June 2012

The calculations of value in use for the Orbital Autogas Systems and Sprint Gas cash generating units are most sensitive to the following assumptions:

•	Revenue

•	Gross margins

•	Discount rates

Revenues — revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the current year and management estimates for the budget period.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

19. INTANGIBLES AND GOODWILL (continued)

(d) Impairment tests for goodwill and intangibles (continued)

(iv) Sensitivity to changes in assumptions

Orbital Autogas Systems sales unit

With regard to the assessment of the value in use of the Orbital Autogas Systems sales unit remaining after the impairment of the goodwill, management believe that reasonably possible changes in any of the above key assumptions like a reduction in revenue of 5% would cause the recoverable amount of the unit to fall short of its carrying value by approximately A$294,000. However, management is confident that the revenue will be achieved due to the historic revenues achieved by the unit.

Sprint Gas sales unit

With regard to the assessment of the value in use of the Sprint Gas sales unit remaining after the impairment of the goodwill, management believe that reasonably possible changes in any of the above key assumptions like a reduction in revenue of 5% would cause the recoverable amount of the unit to fall short of its carrying value by approximately A$371,000. However, management is confident that the revenues will be achieved due to the historic revenues achieved by the unit.

20. TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Current

Trade creditors and accruals	2,785	3,038
Revenues received in advance	16	1,868

	2,801	4,906

(a) Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. BORROWINGS

Current

Obligations under hire purchase contracts	17	18

Current portion of long term borrowings (see note 26)	415	346

Loans and advances - secured (a)	—	2,500

	432	2,864

Non-current

Obligations under hire purchase contracts	42	59

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities totalling A$735,000 (2012: A$3,205,000).

(b) Maturity

Obligations under hire purchase contracts mature in 2014 and 2015.

(c) Interest

Interest calculations on the hire purchase contracts are based on fixed interest rates applicable at the date of drawdown and payable monthly. The average interest rate on hire purchase contracts at reporting date is 7.35% (2012: 7.35%). Interest calculations on the secured loans and advances are based on variable interest rates payable monthly. The average interest rate on secured loans and advances at reporting date is N/A (2012: 7.35%).

(d) Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

		CONSOLIDATED
		2013 A$’000	2012 A$’000

Total facilities available
Bank Bill Business Loan		—	2,500
Corporate credit card facility		230	200
Bank guarantee		505	505

		735	3,205

Facilities utilised at balance date
Bank Bill Business Loan	21	—	2,500
Corporate credit card facility		26	25
Bank guarantee		505	505

		531	3,030

Facilities not utilised at balance date
Corporate credit card facility		204	175

		204	175

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities totalling A$735,000 (2012: A$3,205,000).

The Company has also provided the Company’s banker with security over short term deposits of A$705,000 (2012: A$1,365,000) held by the Company’s banker as cash collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlords of the Balcatta, Melbourne and Brisbane premises.

23. EMPLOYEE BENEFITS

(a) Current
Annual leave	765	1,012
Long service leave	1,072	1,105

	1,837	2,117

(b) Non-Current
Long service leave	55	119

(c) Aggregate Liability for employee entitlements	1,892	2,236

The present value of employee entitlements have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate at 30 June	3.1%	3.0%
Settlement term (years)	10	10
Number of employees

Number of employees at year end	87	108

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

24. DEFERRED REVENUE

(a) Current

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Deferred revenue for operation of heavy duty engine testing facility	316	316

(b) Movement in deferred revenue

At 1 July	316	316

At 30 June	316	316

In June 2008 the Group received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate for a period of five years from the date of commissioning of the facility. This discount to commercial rates of A$512,000 has been transferred from government grants (see note 27) and recorded as deferred revenue.

The deferred revenue will be recognised as income over the periods in which the Commonwealth utilises the Heavy Duty Engine Testing Facility at discounted rates.

25. OTHER PROVISIONS

(a) Current

Warranties	111	229
Surplus lease space	182	182
Other	502	50

	795	461

(b) Non-Current

Surplus lease space	289	336

(c) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

Warranties - current
Carrying amount at beginning of year	229	88
Arising during the year	1	141
Utilised	(119)	—

Carrying amount at end of year	111	229

Surplus lease space - current
Carrying amount at beginning of year	182	37
Utilised	(182)	(214)
Reclassified from non-current	182	359

Carrying amount at end of year	182	182

Other provisions - current
Carrying amount at beginning of year	50	70
Arising during the year	452	50
Utilised	—	(70)

Carrying amount at end of year	502	50

Surplus lease space - non-current
Carrying amount at beginning of year	336	304
Arising during the year	135	391
Reclassified to current	(182)	(359)

Carrying amount at end of year	289	336

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

25. OTHER PROVISIONS (continued)

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

Surplus lease space provision relates to certain unutilised office space. The provision takes account of estimated rental income Orbital is likely to recover by sub-letting the space.

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold during the year. In determining the level of provision required for restoration obligations the Group has made judgements in respect of the expected expenditures required to fulfil the obligation.

26. LONG TERM BORROWINGS

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Non-Current
Loans and advances - secured	7,757	7,650

The Government of Western Australia had previously provided the company with a fully utilised loan facility of A$19,000,000 under the terms of a “Development Agreement”. During the 2010 financial year, Orbital reached agreement with the WA Government through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure, the original loan has been terminated and replaced by a new loan of A$14,346,000 with the following terms and conditions.

•	Term - 2010 to 2025.

•	Repayments - Commencing May 2010 at A$200,000 per annum.

•	Repayments - Increasing annually to a maximum of A$2,100,000 per annum in 2023.

•	Interest free.

The restructured loan’s net fair value utilising a market interest rate of 6.52% was A$7,558,000 on initial recognition. Subsequent to initial recognition, the loan is carried at amortised cost.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The fair value of the loan of A$8,127,486 at 30 June 2013 (2012:A$7,605,365) is calculated by discounting the expected future cash flows at the prevailing market interest rate of 6.77% (2012: 7.35%) at the reporting date.

27. GOVERNMENT GRANTS

Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	225

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,199	1,424

Total government grants deferred	1,424	1,649

Movement in government grants

At 1 July	1,649	1,874
Released to the income statement	(225)	(225)

At 30 June	1,424	1,649

In June 2008 the Group received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of A$512,000 was transferred to deferred revenue (see note 24) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

28. CONTINGENT CONSIDERATION

	CONSOLIDATED
	2013 A$’000	2012 A$’000
Current liabilities
Contingent consideration for business acquisition	886	—

Non-current liabilities
Contingent consideration for business acquisition	—	2,296

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

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

The underlying obligation under the Put and Call options that gives rise to the contingent consideration liability was initially recognised at fair value and subsequently carried at fair value through the profit and loss.

A gain of A$1,410,000 (2012: A$392,000) was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

During the year, management revisited the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of A$1,410,000 (2012: A$392,000), which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by A$162,000/decrease by A$162,000, respectively.

Movement in contingent consideration

At 1 July	2,296	2,688
Released to the income statement	(1,410)	(392)

At 30 June	886	2,296

A gain of A$1,410,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.

29. SHARE CAPITAL

Ordinary shares	19,518	19,436

	Number	A$’000
Movement in ordinary shares on issue

At 1 July 2011	48,482,558	19,345
Shares issued pursuant to employee share plans	239,919	91

At 30 June 2012	48,722,477	19,436

Shares issued pursuant to employee share plans	612,114	82

At 30 June 2013	49,334,591	19,518

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

Management defines capital as contributed shareholder equity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

30. RETAINED PROFITS AND RESERVES

(a) Movements in retained earnings were as follows:

	CONSOLIDATED
	2013	2012
	A$’000	A$’000

Balance 1 July	2	3,055
Net profit/(loss)	364	(3,053)

Balance 30 June	366	2

(b) Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
Consolidated	A$’000	A$’000	A$’000

Balance 1 July 2011	1,267	(4,185)	(2,918)
Equity-settled transaction-employee shares	280	—	280
Other comprehensive income	—	631	631

Balance at 30 June 2012	1,547	(3,554)	(2,007)

Balance 1 July 2012	1,547	(3,554)	(2,007)
Equity-settled transaction-employee shares	98	—	98
Other comprehensive income	—	1,522	1,522

Balance at 30 June 2013	1,645	(2,032)	(387)

(c) Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including key management personnel’s, as part of their remuneration. Refer to note 36 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

31. CONSOLIDATED ENTITY

	Note		Class of Shares	Consolidated Entity Interest
				2013%	2012%
Ultimate Parent Entity
- Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100
- OEC Pty Ltd	(a	)	Ord	100	100
- S T Management Pty Ltd	(a	)	Ord	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100
- Kala Technologies Pty Ltd (previously Orbital Environmental Pty Ltd)	(a	)	Ord	100	100
- Orbital Share Plan Pty Ltd	(b	)	Ord	100	100
- Orbital Autogas Systems Pty Ltd			Ord	100	100
- Sprint Gas (Aust) Pty Ltd			Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100

(a)	Dormant for the years ended 30 June 2013 and 2012.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

32. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2013 A$’000	2012 A$’000

Current assets	3	3
Total assets	36,131	39,998

Current liabilities	—	—
Total liabilities	27,332	22,567

Issued capital	19,518	19,436
Accumulated losses	(12,364)	(3,552)
Employee equity benefits reserve	1,645	1,547

Total shareholders’ equity	8,799	17,431

Loss of the parent entity	(8,812)	(2,422)
Total comprehensive loss of the parent entity	(8,812)	(2,422)

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

33. RELATED PARTY DISCLOSURES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 31), with its investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 34).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 31.

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2013	2012
	A$’000	A$’000
Receivables
Current	3	—

Payables
Current	—	63

(ii) Transactions

During the year, the Group purchased goods and services to the value of A$148,000 (2012: A$178,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions. The Group received dividends of A$1,484,854 (2012:A$1,543,686) from Synerject LLC.

34. KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Dr MT Jones (Chairman) (from 2 September 2013)

Mr WP Day (ceased being Chairman on 2 September 2013)

Dr V Braach-Maksvytis

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Dr GP Cathcart (Chief Technical Officer)

Mr IG Veitch (Chief Financial Officer) became KMP on 11 February 2013

Mr KA Halliwell (Chief Financial Officer) ceased to be KMP on 8 February 2013

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2013 A$	2012 A$	2011 A$

Short-term employee benefits	1,011,679	1,028,635	876,810
Post-employment benefits	110,193	114,847	131,555
Equity compensation benefits	107,015	251,062	223,405
Termination benefits	—	—	288,241

	1,228,887	1,394,544	1,520,011

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interests at year-end.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

34. KEY MANAGEMENT PERSONNEL (continued)

Loans to key management personnel and their related parties

The Group has not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management personnel or their related parties at year-end.

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-12	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-13
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive director
Mr TD Stinson(b)	392,690	—	—	—	—	—	392,690

Executives
Dr GP Cathcart	54,095	—	7,468	—	—	—	61,563
Mr IG Veitch	—	—	—	—	—	20,443	20,443
Mr KA Halliwell	180,238	—	7,468	—	—	(187,706)	—

	Held at 1-Jul-11	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-12
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive director
Mr TD Stinson (b)	375,690	17,000	—	—	—	—	392,690

Executives
Dr GP Cathcart	51,462	—	2,633	—	—	—	54,095
Mr KA Halliwell	177,605	—	2,633	—	—	—	180,238

	Held at 1-Jul-10	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-11
			ESP #1	ELTSP

Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive director
Mr TD Stinson (b)	230,088	145,602	—	—	—	—	375,690

Executives
Dr GP Cathcart	48,091	—	3,369	—	—	2	51,462
Mr KA Halliwell	136,734	37,500	3,369	—	—	2	177,605

(a)	Represents shareholdings at the time that Mr KA Halliwell ceased to be a KMP and Mr IG Veitch became a KMP.
(b)	Mr Stinson’s shareholding of 392,690 is represented by 6,618 ADRs and 286,802 ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

34. KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-12	Offered	Forfeited	Vested	Expired	Other(a)	Held at 30-Jun-13

Executive director
Mr TD Stinson	1,960,000	1,100,000	—	—	(525,000)	—	2,535,000

Executives
Dr GP Cathcart	762,200	450,000	—	—	(199,500)	—	1,012,700
Mr IG Veitch	—	—	—	—	—	498,500	498,500
Mr KA Halliwell	1,014,067	600,000	(1,347,567)	—	(266,500)	—	—

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Other	Held at 30-Jun-12

Executive director
Mr TD Stinson	1,320,000	770,000	—	—	(130,000)	—	1,960,000

Executives
Dr GP Cathcart	492,200	310,000	—	—	(40,000)	—	762,200
Mr KA Halliwell	674,067	410,000	—	—	(70,000)	—	1,014,067

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Other	Held at 30-Jun-11

Executive director
Mr TD Stinson	655,000	665,000	—	—	—	—	1,320,000

Executives
Dr GP Cathcart	256,500	252,700	—	—	(17,000)	—	492,200
Mr KA Halliwell	363,500	337,567	—	—	(27,000)	—	674,067

(a)	Represents ELTSP rights holding at the date that Mr IG Veitch became a KMP.

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-12	Offered	Forfeited	Vested	Expired	Held at 30-Jun-13

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

No performance rights were vested at 30 June 2013 (2012: nil).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

35. NOTES TO THE STATEMENT OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		CONSOLIDATED
			2013 A$’000	2012 A$’000	2011 A$’000

Profit/(loss) after income tax			364	(3,053)	1,763

Adjustments for:
Profit on sale of property, plant and equipment	8		(3)	(15)	(4,760)
Depreciation	18		813	846	930
Amortisation	19		146	145	253
Amortisation of deferred revenue and government grants			(225)	(225)	(225)
Inventory write-down			—	—	942
Impairment, write-off of trade receivables			175	429	38
Movement in fair value of financial liability	28		(1,410)	(392)	—
Impairment of goodwill	19		1,965	—	—
Impairment of capitalised development costs	19		—	—	1,065
Amortisation of non-interest bearing loans	9	(b)	521	507	613
Amounts set aside to warranty and other provisions			287	298	318
Share of net profit of equity accounted investment	16		(3,220)	(3,480)	(3,233)
Profit on sale of share in equity accounted investment	8		(1,702)	—	—
Employee compensation expense	36	(a)	180	371	334
Net foreign exchange gains			(122)	(120)	(79)

Net cash used in operating activities before changes in assets and liabilities			(2,231)	(4,689)	(2,041)

Changes in assets and liabilities during the year:
(Increase)/decrease in receivables			(713)	2,262	(621)
Decrease/(increase) in inventories			2,039	(1,137)	360
Decrease/(increase) in deferred tax assets			1,640	(456)	(532)
(Decrease)/increase in payables			(2,108)	25	1,629
(Decrease) in employee provisions			(344)	(250)	(587)

			514	444	249

Net cash used in operating activities			(1,717)	(4,245)	(1,792)

36. SHARE BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

Expense arising from equity-settled share-based payment transactions	180	371	334

The share-based payment plans are described below.

(b) Employee share Plan No. 1

Under Employee Share Plan No. 1, each eligible employee is offered fully paid ordinary shares to the value of A$1,000 per annum.

During the year, there were 612,114 (2012: 239,919) shares issued under Plan No. 1 to eligible employees at a market value on the day of issue of A$82,000 (2012: A$91,000).

(c) Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The performance conditions for the ELTSP offered in 2013 are based 100% on earnings per share.

Additionally, the number of shares granted is broken into four bands as shown in the table below.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

36. SHARE BASED PAYMENT PLANS (continued)

(c) Executive Long Term Share Plan (“ELTSP”) (continued)

Vesting schedule for the EPS tested ELTSP awarded for the performance year 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%
At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)
At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)
At or above 9 cents	100%

At the Company’s Annual General Meeting in November 2012, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 2,480,000 rights under the plan were offered to 4 executives (2012: 1,687,500 rights offered to 5 executives).

The performance conditions for the ELTSP offered in 2012 were based on two performance hurdles, as set out below:

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

Vesting schedule for the TSR tested ELTSP awarded for the performance year 2012

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will vest unless the Company’s TSR is at or above the 50th percentile. In 2012 nil (2011: nil) rights vested in accordance with the terms of the plan.

(b)	50% of the shares offered will vest if the Company achieves earnings in excess of 15 cents per share for the year ending 30 June 2014.

Summary of rights granted under the ELTSP

	2013 No.	2012 No.	2011 No.
Outstanding at the beginning of the year	4,227,300	2,849,800	1,855,000
Granted during the year	2,480,000	1,687,500	1,730,900
Forfeited during the year	(1,610,100)	—	(642,600)
Vested during the year and shares issued	—	—	—
Expired during the year	(1,051,000)	(310,000)	(93,500)

Outstanding at the end of the year	4,046,200	4,227,300	2,849,800

The outstanding balance as at 30 June 2013 is represented by:

•	993,700 rights with an average fair value at grant date of A$0.335 that will potentially vest in August 2013;

•	1,172,500 rights with an average fair value at grant date of A$0.300 that will potentially vest in August 2014;

•	1,880,000 rights with an average fair value at grant date of A$0.200 that will potentially vest in August 2015.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

36. SHARE BASED PAYMENT PLANS (continued)

(c) Executive Long Term Share Plan (“ELTSP”) (continued)

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of TSR related rights offered under the ELTSP on grant date:

TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60.00%	4.27%
31-Aug-11*	3 years	31-Aug-14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date

31-Aug-10	3 years	31-Aug-13	34 cents	nil	34 cents
31-Aug-11*	3 years	31-Aug-14	35 cents	nil	35 cents
31-Aug-12*	3 years	31-Aug-15	20 cents	nil	20 cents

*	The grant dates of the EPS related rights for the Managing Director were 26 October 2011 and 7 November 2012, respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target A$		Fair Value at grant date A$
1	200,000	A$	2.50	94,000
2	200,000	A$	5.00	70,000
3	200,000	A$	7.50	56,000
4	200,000	A$	10.00	46,000
5	125,000	A$	20.00	16,250
6	125,000	A$	30.00	11,250
7	100,000	A$	50.00	5,000

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

36. SHARE BASED PAYMENT PLANS (continued)

(d) Performance Rights Plan (continued)

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the years ended 30 June 2013, 2012 and 2011.

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

38. COMMITMENTS

(a) Operating leases

	CONSOLIDATED
	2013 A$’000	2012 A$’000	2011 A$’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	1,214	1,191	1,022
- Later than one year but not later than five years	3,855	3,983	3,536
- later than five years	2,501	3,399	4,273

	7,570	8,573	8,831

The Group leases premises and plant & equipment under operating leases. The lease for the engineering premises is for a period of 10 years with options to extend for two further periods of five years each. Leases for warehousing premises typically run for a period of 5 years. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

During the financial year ended 30 June 2013, A$1,066,256 was recognised as an expense in the income statement in respect of operating leases (2012:A$1,044,469).

(b) Finance leases and hire purchase commitments

Future minimum lease payments under finance leases and hire purchase contracts are as follows:

- Not later than one year	20	23	—
- Later than one year but not later than five years	43	63	—

	63	86	—

(c) Other

In June 2008 the Group received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

	291	391	391
- Later than one year but not later than five years	—	291	682

	291	682	1,073

39. CONTINGENCIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. In the event of the Company terminating the employment of a KMP (other than by reason of serious misconduct or material breach of their service agreement), an equivalent of 3 months pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year is payable to the KMP. The maximum entitlement to termination pay is limited to 65 weeks pay. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2013

40. EVENTS AFTER THE BALANCE SHEET DATE

On 31 July 2013, Orbital announced that it had been awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2013 and 2014 and if successful will lead to higher volume production of SUAS engines in 2015.

On 16 August 2013, Orbital announced that it had been awarded an Automotive New Markets Program grant of A$933,000 for the development of a new Electronic Control Unit (ECU) for use in SUAS applications. The development activities will be performed by the Consulting Services group through the next financial year.

As at the date of issuing this report, the Company has a balance of overdue invoices from a customer in excess of A$1,600,000 including A$1,122,000 of invoices for goods and services supplied prior to 30 June, 2013. The Company is presently in discussions with the customer for the payment of the invoices and does not currently consider the invoices to be impaired.

Other than the matters above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

41. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2013 A$	2012 A$	2011 A$
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports – Australian Reporting	225,600	223,780	235,900
- Audit and review of financial reports – USA Reporting	112,500	112,000	112,000

Amounts received or due and receivable for taxation services by:
Auditors of the Company	—	—	10,000

Amounts received or due and receivable for other services by:
Auditors of the Company	—	16,910	5,150

Total auditors’ remuneration	338,100	352,690	363,050

The Auditors of the Group in 2013, 2012 and 2011 were Ernst & Young.

Synerject, LLC and Subsidiaries

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated statement of financial position of Synerject, LLC and Subsidiaries (the Company) as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the year ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and Subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for the year ended December 31, 2012 in conformity with the International Financial Reporting Standard for Small and Medium-sized Entities.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 and the consolidated statements of comprehensive income, changes in members’ equity and cash flows for the 18 month period ended December 31, 2010, were audited by Witt Mares, PLC, who merged with PBGH, LLP to form PBMares, LLP as of January 1, 2013, and whose report dated February 3, 2012, expressed an unmodified opinion on those consolidated statements.

Norfolk, Virginia

February 6, 2013

CONSOLIDATED FINANCIAL STATEMENTS

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2012 and 2011

	2012	2011

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,734,632	$5,290,127
Trade accounts receivable, net of provision for impairment of $239,938 in 2012 and $223,522 in 2011	29,155,896	25,885,871
Inventories	6,438,807	6,340,489
Prepaid expenses and other assets	1,089,380	1,189,464

Total current assets	39,418,715	38,705,951

Property, plant and equipment, net	5,869,498	4,829,932

Other receivables	3,152,678	2,490,592

License agreements, net of accumulated amortization of $11,420,978 in 2012 and $10,283,958 in 2011	2,031,818	3,167,271

Total other assets	5,184,496	5,657,863

Total assets	$50,472,709	$49,193,746

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$16,302,091	$17,374,035
Accrued expenses and other liabilities	5,235,512	6,067,499
Current portion of long-term debt	629,532	1,888,596
Line of credit	107,784	—

Total current liabilities	22,274,919	25,330,130

Long-term debt, excluding current portion	—	629,531

Total liabilities	22,274,919	25,959,661

Members’ equity	27,277,480	22,664,484
Accumulated other comprehensive income	920,310	569,601

Total members’ equity	28,197,790	23,234,085

Total liabilities and members’ equity	$50,472,709	$49,193,746

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011 and 18 Month Period Ended December 31, 2010

	Year Ended December 31, 2012	Year Ended December 31, 2011	18 Months Ended December 31, 2010
Revenue
Net sales	$128,180,368	$125,879,643	$145,123,722
Engineering services revenue	3,238,635	4,765,428	4,960,464

Total revenue	131,419,003	130,645,071	150,084,186

Costs and expenses
Cost of goods sold	102,992,071	102,113,245	118,218,938
Engineering expenses	12,037,289	12,218,067	13,213,292
Selling, general and administrative expenses	8,489,327	7,609,555	10,893,989

Total costs and expenses	123,518,687	121,940,867	142,326,219

Operating income	7,900,316	8,704,204	7,757,967

Other income (expense)
Interest, net	37,170	(70,252)	(395,160)
Other	(96,592)	69,295	(46,634)

	(59,422)	(957)	(441,794)

Net income	7,840,894	8,703,247	7,316,173

Other comprehensive income
Foreign currency translation adjustment	350,709	(300,635)	(155,275)

Total comprehensive income	$8,191,603	$8,402,612	$7,160,898

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2012 and 2011 and 18 Month Period Ended December 31, 2010

	CAS	Members’ equity OFT	Total	CAS	Accumulated other comprehensive income OFT	Total	Total members’ equity
Balances at June 30, 2009	$6,482,065	$6,315,126	$12,797,191	$495,635	$529,876	$1,025,511	$13,822,702

Net income	4,243,380	3,072,793	7,316,173	—	—	—	7,316,173

Foreign currency translation adjustment	—	—	—	(90,060)	(65,215)	(155,275)	(155,275)

Total comprehensive income	4,243,380	3,072,793	7,316,173	(90,060)	(65,215)	(155,275)	7,160,898

Distributions to members	(1,871,697)	(1,355,367)	(3,227,064)	—	—	—	(3,227,064)

Balances at December 31, 2010	8,853,748	8,032,552	16,886,300	405,575	464,661	870,236	17,756,536

Net income	5,047,883	3,655,364	8,703,247	—	—	—	8,703,247

Foreign currency translation adjustment	—	—	—	(174,368)	(126,267)	(300,635)	(300,635)

Total comprehensive income	5,047,883	3,655,364	8,703,247	(174,368)	(126,267)	(300,635)	8,402,612

Distributions to members	(1,696,537)	(1,228,526)	(2,925,063)	—	—	—	(2,925,063)

Balances at December 31, 2011	12,205,094	10,459,390	22,664,484	231,207	338,394	569,601	23,234,085

Net income	4,547,719	3,293,175	7,840,894	—	—	—	7,840,894

Foreign currency translation adjustment	—	—	—	203,411	147,298	350,709	350,709

Total comprehensive income	4,547,719	3,293,175	7,840,894	203,411	147,298	350,709	8,191,603

Distributions to members	(1,872,181)	(1,355,717)	(3,227,898)	—	—	—	(3,227,898)

Balances at December 31, 2012	$14,880,632	$12,396,848	$27,277,480	$434,618	$485,692	$920,310	$28,197,790

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011 and 18 Month Period Ended December 31, 2010

	Year Ended December 31, 2012	Year Ended December 31, 2011	18 Months Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,840,894	$8,703,247	$7,316,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,174,402	1,275,768	2,003,132
Amortization of license agreements	1,199,783	583,892	832,657
Write-off of accrued interest on license agreement	—	—	444,261
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	(2,725,644)	(4,981,344)	(1,245,827)
Inventories	(88,919)	(618,512)	(1,163,680)
Prepaid expenses and other assets	(395,704)	(1,151,641)	433,199
Accounts payable	(716,356)	3,148,967	2,425,394
Accrued expenses and other liabilities	(725,458)	(243,360)	1,572,357

Net cash provided by operating activities	5,562,998	6,717,017	12,617,666

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(2,077,807)	(1,250,822)	(1,617,365)

Net cash used in investing activities	(2,077,807)	(1,250,822)	(1,617,365)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(3,227,898)	(2,925,063)	(3,227,064)
Net borrowings (repayments) on line of credit	107,784	(594,139)	(1,042,365)
Principal payments on long-term debt	(1,888,595)	(1,888,595)	(2,832,895)

Net cash used in financing activities	(5,008,709)	(5,407,797)	(7,102,324)

Effect of exchange rate changes on cash and cash equivalents	(1,031,977)	1,245,936	(990,517)

Net increase (decrease) in cash and cash equivalents	(2,555,495)	1,304,334	2,907,460

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011 and 18 Month Period Ended December 31, 2010

(Concluded)	Year Ended December 31, 2012	Year Ended December 31, 2011	18 Months Ended December 31, 2010

Cash and cash equivalents
Beginning of period	$5,290,127	$3,985,793	$1,078,333

End of period	$2,734,632	$5,290,127	$3,985,793

Supplement disclosure of cash flow information:
Cash paid for interest	$87,935	$115,571	$591,881

Cash paid for foreign income taxes	$85,775	$—	$645,559

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

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

The Company is the result of a Joint Venture and Limited Liability Company Agreement (Agreement) between Continental Automotive Systems US, Inc. (CAS) and Orbital Fluid Technologies, Inc. (OFT). During March 2009, a second amendment to the Company’s joint venture and limited liability company agreement was executed whereby CAS and OFT’s percentage interests changed to 58% and 42%, respectively.

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

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standard for Small and Medium-sized Entities (IFRS for SMEs) issued by the International Accounting Standards Board (IASB). They are presented in U.S. dollars. These are the Company’s first set of financial statements prepared in accordance with the IFRS for SMEs (see Note 16 for an explanation of the transition).

The preparation of financial statements in conformity with IFRS for SMEs requires the use of certain critical accounting estimates. It also requires management to exercise their judgment in the process of applying the Company’s accounting policies. The actual outcomes may differ.

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

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The provision for impairment is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines a general provision utilizing percentages applied to aged overdue receivable balances. The Company reviews its provision for impairment accounts monthly. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, which include raw materials and finished goods, are stated at the lower of cost and estimated selling price less costs to complete and sell. Cost includes material, labor and applicable manufacturing overhead and is determined using standard costs, which approximate average costs. At each reporting date, inventories are assessed for impairment. If inventory is impaired, the carrying amount is reduced to its selling price less costs to complete and sell; the impairment loss is recognized immediately in profit or loss.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the property as follows:

Leasehold improvements	10 Years
Manufacturing machinery and equipment	10 Years
Testing equipment and motor vehicles	5 Years
Tooling	3 Years
Office and computer equipment and software	3 Years

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

In September 2010, the Company reversed the previously accrued capitalized interest that had been accrued on the third of three installments of license fees to Orbital as outlined in the 1998 license agreement, as the conditions in the agreement that require Synerject’s obligation to pay this installment of fees had not been satisfied to date. In October 2012, the remaining net book value of the motorcycle portion of the above noted license agreement was expensed as it is considered fully impaired.

Warranty Liability

The Company provides for estimated warranty costs based on industry applicable rates as set by CAG and accrues for specific items at the time their existence is known and the amounts are determinable.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of December 31, 2012 and 2011. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local authorities for years before 2009.

The Company’s policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

No election was made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. Synerject SAS incurs and pays foreign income taxes. In addition, the Company incurred a tax (unrecoverable VAT) relating to shipments from its locations in China to other countries in 2009 and 2010. During 2011, this tax was suspended and to date has not been reinstated. The individual members may be entitled to a tax credit for such foreign income taxes paid if dividends are paid. For the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, foreign income tax expense (benefit) of approximately $59,000, $(8,000), and $47,000, respectively, were included in other expense on the accompanying consolidated statements of comprehensive income.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using functional currencies other than the U.S. dollar. This causes the Company to be exposed to various risks associated with these functional currencies. The effect of these risks is not determinable.

For the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, assets and liabilities are translated at the exchange rate in effect and set forth by CAG at the consolidated financial statement date. Income statement accounts are translated at the average CAG rate of exchange prevailing during the period.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are recognized in other comprehensive income and included in the cumulative foreign currency translation adjustment account in members’ equity.

Impairment of Non-Financial Assets other than Inventories

Assets that are subject to depreciation or amortization are assessed at each reporting date to determine whether there is any indication that the assets are impaired. Where there is any indication that an asset may be impaired, the carrying value of the asset (or cash-generating unit to which the asset has been allocated) is tested for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s (or CGU’s) fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

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

The Company recognizes revenue related to engineering services based upon the achievement of certain billable milestones for work that is considered to take less than one year. For projects estimated to last longer than one year, revenue is recognized based upon expended man hours versus total project estimated man hours.

Research and Development

All research and development costs are expensed as incurred. For the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, they amounted to approximately $3,475,000, $2,898,000, and $1,236,000 respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 2.	FISCAL YEAR CHANGE

Effective for the fiscal year beginning July 1, 2009, the Company changed from a fiscal year end of June 30 to a calendar year end of December 31. An eighteen month fiscal transition period from July 1, 2009 through December 31, 2010, preceded the start of the new calendar-year cycle.

NOTE 3.	TRANSACTIONS WITH RELATED PARTIES

The Company purchases and provides services and materials from/to CAS, OCL and their related affiliates. These transactions relate to product purchases and operating expenses, including engineering and technical assistance. A breakdown of these related-party receivables and payables at December 31, 2012 and 2011 are as follows:

	2012	2011

Related party receivables:
CAS and its affiliates	$259,734	$—
OCL and its affiliates	—	17,500

	$259,734	$17,500

Related party payables:
CAS and its affiliates	$8,544,500	$8,824,992

Total revenues from related parties for the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010 were approximately $125,000, $95,000, and $581,000, respectively. Total purchases from related parties for the years ended December 31, 2012 and 2011, and the 18 month period ended December 31, 2010 were approximately $36,043,000, $36,771,000, and $19,856,000 respectively. For the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, the total amount of key management personnel compensation totaled $1,098,000, $1,269,000, and $1,871,000, respectively.

NOTE 4.	LINE OF CREDIT

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $107,784 and $- at December 31, 2012 and 2011, respectively. The line of credit agreement provided for a maximum amount available of $7,000,000 effective September 29, 2010 and was reduced to $5,000,000 effective December 1, 2010 through the maturity date. The line of credit matures June 27, 2013. The line of credit bears interest at the one month London Inter Bank Offered Rate (LIBOR) plus 2.50% (2.71% rate at December 31, 2012). As of December 31, 2011, the line of credit had an interest rate of the one month LIBOR plus 2.50% with a minimum of 3.00% (3.00% at December 31, 2011). The line of credit is secured by assets of the Company.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 5.	LONG-TERM DEBT

Long-term debt as of December 31, 2012 and 2011 consists of a note payable to a bank under an agreement dated March 30, 2009, maturing March 30, 2013. Interest accrues at a rate of LIBOR plus 2.42% (2.63% and 2.69% at December 31, 2012 and 2011, respectively). The note is payable in monthly installments of principal of $157,383 and interest and is secured by substantially all assets of the Company. The aggregate maturity of long-term debt for the year subsequent to December 31, 2012 is $629,532.

NOTE 6.	EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution 401(k) plan for its U.S. employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 100% of every dollar of employee contributions for the first 1% of the employee’s salary plus an additional 50% contribution of the employee’s contributions above 1% up to a maximum of 6% of the employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $476,000, $439,000, and $550,000 for the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, respectively.

The Company participates in a defined contribution savings plan for its China subsidiary’s employees sponsored by one of the Company’s members, CAS. This plan was instituted in October 2012. Participation in the plan is voluntary and is open to all fixed local Chinese employees with 6 months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the plan). The Company guarantees a contribution of the minimum amount of not less than 3% of the monthly salary of its participating employees. Employees can not contribute more than 8% of their monthly salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over an 8 year period. The Company’s total expense under the plan was approximately $5,400 for the year ended December 31, 2012.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 6.	EMPLOYEE BENEFIT PLANS (Concluded)

The Company sponsors a defined benefit plan for its France subsidiary’s employees. The approximate accrued obligation for this plan as of December 31, 2012 and 2011 is $405,000 and $380,000, respectively. Expenses for this plan totaled approximately $478,000, $385,000 and $509,000 for the years ended December 31, 2012 and 2011 and for the 18 month period ended December 31, 2010, respectively. These expenses include service costs, interest expenses, changes to the defined benefit obligation and other expenses. Because the amounts are not material to the financial statements as a whole, Management has opted to not present the full disclosures for defined benefit plans.

NOTE 7.	INVENTORIES

The major classes of inventories as of December 31, 2012 and 2011 are as follows:

	2012	2011

Raw materials	$4,543,283	$4,883,331
Finished goods	1,895,524	1,457,158

	$6,438,807	$6,340,489

NOTE 8.	PROPERTY, PLANT AND EQUIPMENT

	Machinery and Equipment	Vehicle	Leasehold Improvements	Construction in Progress	Total
Cost
Balance, January 1, 2011	$14,756,253	$23,359	$385,627	$906,968	$16,072,207
Additions	1,270,743	—	151,232	729,458	2,151,433
Disposals	(4,923)	—	—	(1,078,722)	(1,083,645)

Balance, December 31, 2011	16,022,073	23,359	536,859	557,704	17,139,995
Additions	1,595,087	15,800	63,647	1,903,733	3,578,267
Disposals	—	—	—	(1,420,705)	(1,420,705)

Balance, December 31, 2012	$17,617,160	$39,159	$600,506	$1,040,732	$19,297,557

Accumulated depreciation
Balance, January 1, 2011	$10,890,613	$23,359	$215,392	$—	$11,129,364
Depreciation	1,152,590	—	33,032	—	1,185,622
Disposals	(4,923)	—	—	—	(4,923)

Balance, December 31, 2011	12,038,280	23,359	248,424	—	12,310,063
Depreciation	1,065,082	527	52,387	—	1,117,996
Disposals	—	—	—	—	—

Balance, December 31, 2012	$13,103,362	$23,886	$300,811	$—	$13,428,059

Carrying amount
At January 1, 2011	$3,865,640	$—	$170,235	$906,968	$4,942,843

At December 31, 2011	$3,983,793	$—	$288,435	$557,704	$4,829,932

At December 31, 2012	$4,513,798	$15,273	$299,695	$1,040,732	$5,869,498

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 9.	INTANGIBLE ASSETS – LICENSE AGREEMENTS

All intangible assets were acquired and consist of the following as of December 31, 2012 and 2011:

	December 31, 2012
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$9,293,190
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	136,349	5 Years	129,531

	$13,452,796		$11,420,978

	December 31, 2011
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$8,184,615
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	134,782	5 Years	101,086

	$13,451,229		$10,283,958

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010 was approximately $1,137,000, $620,000, and $991,000, respectively. Of the total amount amortized during 2012, approximately $659,000 was related to the motorcycle license which was deemed impaired. Estimated amortization expense for the next five fiscal years is $457,000 in 2013; $450,000 in 2014; $450,000 in 2015, $450,000 in 2016, and $225,000 in 2017.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this sales level will be met.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 10.	LEASES

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rent expense for the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010, was approximately $940,000, $888,000 and $1,390,000, respectively.

As of December 31, 2012, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

Year ended December 31:
2013	$949,788
2014	759,391
2015	561,714
2016	567,331
2017	573,004
Thereafter	336,194

$3,747,422

NOTE 11.	PROVISION FOR IMPAIRMENT

The activity in the provision for impairment on trade accounts receivable for the years ended December 31, 2012 and 2011 and the 18 month period ended December 31, 2010 follows:

	2012	2011	2010

Provision for impairment at beginning of period	$223,522	$158,884	$223,064
Provision for impairment, net of recoveries and charge-offs	15,002	65,538	(63,246)
Effects of foreign currency translation adjustments	1,414	(900)	(934)

Provision for impairment at end of period	$239,938	$223,522	$158,884

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 12.	WARRANTY LIABILITY

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the years ended December 31, 2012 and 2011 and 18 month period ended December 31, 2010 follows:

	2012	2011	2010

Liability at beginning of period	$963,684	$985,589	$396,934

Additions (reductions) to warranty expense accrual	79,633	412,125	637,211

Warranty costs charged against liability	(647,576)	(326,200)	—

Effects of foreign currency translation adjustments	(2,762)	(107,830)	(48,556)

Liability at end of period	$392,979	$963,684	$985,589

NOTE 13.	CONCENTRATION OF CREDIT RISK

Two customers comprised approximately 52% of net sales for the year ended December 31, 2012 and 58% of trade accounts receivable as of December 31, 2012.

Two customers comprised approximately 55% of net sales for the year ended December 31, 2011 and 61% of trade accounts receivable as of December 31, 2011.

Two customers comprised approximately 60% of net sales for the 18 month period ended December 31, 2010 and 60% of trade accounts receivable as of December 31, 2010.

The Company maintains bank deposits in the United States and other countries that may at times exceed the insurance limits, if any, that exist.

NOTE 14.	COMMITMENTS AND CONTINGENCIES

Suntrust Bank issued a standby letter of credit on behalf of the Company for $1,175,000 to DCD-201 Enterprise, LLC to serve as a performance guarantee of a lease agreement entered into by DCD-201 Enterprise, LLC and the Company. The expiration date of the letter of credit is June 30, 2013.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

NOTE 14.	COMMITMENTS AND CONTINGENCIES (Concluded)

A supplier company presented a claim requesting reimbursement of product development costs incurred to date since the serial launch of the new product has been delayed by Synerject to its customers for various reasons. The aggrieved party filed for 500,000 euro as damages in compensation. The Company contested the claim, and on January 9, 2012 a judgment was made in which all of the supplier’s demands were dismissed. However, the supplier has filed an appeal, totally changed its arguments and demands and increased its requested damages to 1,000,000 euro for breach of contract, and the date for the appealed case to be heard will occur in June 2013. Although management believes the supplier’s claims are unmerited, the Company has reserved 160,000 euro as a contingency related to this matter at December 31, 2012 and 2011. Currently, because of the uncertainty, the client maintains the reserve.

NOTE 15.	RECLASSIFICATIONS

Certain amounts in the 2010 and 2011 consolidated financial statements have been reclassified to conform with the 2012 presentation. These reclassifications had no effect on the previously reported net income or comprehensive income.

NOTE 16.	TRANSITION TO THE IFRS FOR SMEs

These are the Company’s first consolidated financial statements prepared in accordance with the IFRS for SMEs. Previously they were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The Company has prepared its opening statement of financial position at the date of transition to the IFRS for SMEs, which is July 1, 2009.

The Company’s accounting policies presented in Note 1 have been applied in preparing the consolidated financial statements for the year ended December 31, 2012, the comparative information and the opening statement of financial position as of the date of transition. The Company has applied all the mandatory exceptions from full retrospective application.

There were no effects on total equity, profit, and cash flows for the transition to IFRS for SMEs.

NOTE 17.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none that would require accrual or disclosure.

-18-