Form 20-F
period 2014-06-30
ORBITAL CORP LTD
filed 2014-10-29
CIK 880419

OMB APPROVAL
OMB Number: 3235-0288
Expires: November 30, 2008
Estimated average burden
Hours per response..2611.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Ordinary Shares 49,756,994

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

These risks include, but are not limited to, the following:

•	A significant portion of the Company’s revenues are generated from overseas customers

•	The Company is dependent on a small number of key customers for the majority of its revenues

•	The Company may not be able to satisfactorily develop the next generation SUAS engine

•	A reduction in the level of conversions of vehicles to LPG in Australia would have an adverse effect on the Company’s profitability

•	Royalty income depends on the level of sales achieved by manufacturers

•	The Company relies on key employees

•	The Company relies on key suppliers

•	The Company may not be able to obtain sufficient funding

•	The Company’s intellectual property rights may be infringed

•	Competing technologies may displace the Company’s products

•	The Company may face significant product liability claims

•	The Company may fail to comply with future governmental regulations

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

Fiscal Year Ended June 30	At Period End		Average Rate (1)		High		Low

2010	US$	0.8480	US$	0.8868	US$	0.9369	US$	0.7751
2011	US$	1.0732	US$	0.9986	US$	1.0970	US$	0.8380
2012	US$	1.0236	US$	1.0388	US$	1.1026	US$	0.9453
2013	US$	0.9165	US$	1.0222	US$	1.0591	US$	0.9165
2014	US$	0.9427	US$	0.9138	US$	0.8715	US$	0.9705

(1)	The average of the Dollar Fix Rate on the last business day of each month during the period.

Month	At Period End		Average		High		Low
April 2014	US$	0.9282	US$	0.9315	US$	0.9424	US$	0.9219
May 2014	US$	0.9298	US$	0.9305	US$	0.9382	US$	0.9215
June 2014	US$	0.9427	US$	0.9365	US$	0.9430	US$	0.9250
July 2014	US$	0.9301	US$	0.9389	US$	0.9488	US$	0.9301
August 2014	US$	0.9344	US$	0.9309	US$	0.9352	US$	0.9263
September 2014	US$	0.8737	US$	0.9042	US$	0.9376	US$	0.8737

On September 30, 2014 the Dollar Fix Rate was US$0.8737 per A$l.00.

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

To date, Orbital has denominated and received most of its earnings from license, development and supply agreements in US dollars. Cash and investments have been denominated in a combination of US dollars and Australian dollars and a significant proportion of expenditure in past years has been denominated in US dollars. However, presently most of Orbital’s expenditure is denominated in Australian dollars. In periods when the US dollar appreciates against the Australian dollar, the Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially enhanced. However, when the US dollar depreciates against the Australian dollar, Australian dollar conversion of the US dollar earnings under the license and supply agreements may be materially reduced. Orbital may, where appropriate, enter into forward foreign currency hedging contracts to minimize currency exposure particularly in relation to royalties received in US dollars and their conversion into Australian dollars to satisfy Australian dollar expenditures and realize profits in Australian dollars.

Orbital’s financial statements for the years ended June 30, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The selected financial data below expressed in Australian dollars has been derived from Orbital’s consolidated financial statements for the years ended June 30, 2014, 2013, 2012, 2011, and 2010, which have been audited by Ernst & Young, an independent registered public accounting firm. The consolidated financial statements as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012, and the Report of independent registered public accounting firm thereon, are included elsewhere in this report, see F1 – F50. The consolidated financial statements as of June 30, 2012, 2011 and 2010 and for the years ended June 30, 2011 and 2010 and the Report of independent registered public accounting firm thereon have not been included in this report.

Selected Financial Data

Amounts prepared in accordance with IFRS

(in 000’s except number of shares and per Ordinary Share amounts)

	2014 (1) US$	2014 A$	2013 A$	2012 A$	2011 A$	2010 A$
Consolidated Income Statement Data During the periods

Operating revenue
Revenue from trading operations	16,021	18,337	26,699	22,361	16,638	17,265
Other income	3,846	4,402	3,889	1,325	6,110	8,759

	19,867	22,739	30,588	23,686	22,748	26,024

Costs and expenses

Materials and consumables	(6,363)	(7,283)	(10,428)	(8,116)	(4,484)	(4,607)
Employee benefits expenses	(8,424)	(9,642)	(11,210)	(11,670)	(10,494)	(10,792)
Selling, corporate and administration	(6,410)	(7,337)	(9,389)	(9,945)	(8,742)	(7,616)
Share of profit from equity accounted investment	2,845	3,256	3,220	3,480	3,233	1,874
Finance costs	(468)	(536)	(687)	(692)	(688)	(755)

Profit/(loss) before income tax	1,047	1,197	2,094	(3,257)	1,573	4,128
Income tax credit/(expense) attributable to operating profit/(loss)	419	479	(1,730)	204	190	388

Net profit/(loss) after income tax	1,466	1,676	364	(3,053)	1,763	4,516

Dividends paid or payable	—	—	—	—	—	—

Earnings/(loss) per ordinary share (3)(4)
- Basic (cents)	2.96	3.39	0.74	(6.28)	3.65	9.39
- Diluted (cents)	2.96	3.39	0.74	(6.28)	3.65	9.29

Dividends per ordinary share (cents)	—	—	—	—	—	—

Weighted average number of shares	49,502,395	49,502,395	49,079,683	48,612,706	48,325,837	48,086,676

Amounts prepared in accordance with IFRS

(in ‘000’s )

	2014 (1) US$	2014 A$	2013 A$	2012 A$	2011 A$	2010 A$
Consolidated Financial Position Data at period end

Total assets	32,909	37,666	36,131	40,204	40,774	38,599

Total long-term debt (2)	6,808	7,792	7,757	7,650	7,489	7,604
Net assets	18,387	21,045	19,497	17,431	19,482	20,800
Total shareholders’ equity	18,387	21,045	19,497	17,431	19,482	20,800

(1)	For the convenience of the reader the 2014 Statement of Financial Position and Income Statement data has been translated at the period-end noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2014 which was US$0.8737 = A$1.00. Such translations are unaudited and provided for information purposes only. These translations should not be construed as representations of the amount that the Australian dollar amounts actually represent US dollar amounts, or could be converted into US dollars at the conversion rate used.

(2)	The long-term debt consists principally of a loan facility with the State of Western Australia (A$14.3 million for 2014, 2013, 2012, 2011 and 2010; A$19.0 million for 2009 and 2008). In January 2010, Orbital reached agreement with the State of Western Australia through the Department of Commerce for the restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000, which includes the following terms and conditions.

•	Term – 2010 to 2025.

•	Repayments – Commencing May 2010 at A$200,000 per annum.

•	Repayments – Increasing annually to a maximum of A$2,100,000 per annum in 2023.

•	Interest free.

(for additional information see note 12 to the Consolidated Financial Statements).

(3)	The share rights exercisable under the Orbital employee share plan have no dilutive effect in respect of any year. At June 30, 2014 there were 49,756,994 ordinary shares on issue.

(4)	On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorized to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. The effect of the share consolidation has been retroactively applied to the number of shares and earnings per share calculations above.

Risk Factors

Risks specific to the Company

•	A significant portion of the Company’s revenues are generated from overseas customers

A major source of the Company’s revenue is derived from the provision of consulting services to customers in the automotive, motorcycle, marine, recreation, government, defense and utility engine sectors. These services are provided by the Company through its “Orbital Consulting Services” business. A significant portion of the revenue of this business is generated from overseas customers. Orbital Consulting Service’s competitiveness is largely dependent on the relative strength of the Australian dollar against the US dollar. An increase in the value of the Australian dollar against the US dollar is likely to result in a reduction in demand for the consulting services, and accordingly, may result in the Company suffering a reduction in revenue.

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

Three customers (Ford Australia, Textron Unmanned Systems (formerly known as AAI Corporation) and Insitu Inc.) accounted for 40% of the total revenue of the Company for the financial year ended June 30, 2014 (and Ford Australia and Textron Unmanned Systems accounted for 63% of the total revenue for the year ended June 30, 2013). The loss of these key customers would have an adverse effect on the Company’s business and its operating results.

Responsibility for the production of SUAS engines for Textron Unmanned Systems (formerly known as AAI Corporation), (Textron) was transitioned to a non-Orbital USA based company during fiscal 2014. Revenues from SUAS were significantly lower in the financial year ended June 30, 2014, as Orbital moved from being a supplier of complete engines to a supplier of engine management systems, fuel system components and spare parts. As announced on July 31, 2013, Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA based customer, Insitu Inc, a subsidiary of The Boeing Company (Insitu-Boeing) that is one of the largest in the SUAS market. The Company will remain dependent on a key customer for its SUAS related revenue in fiscal 2015.

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

The Company has recently been awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2014 and if successful will lead to production of SUAS engines in 2015.

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

The Company also continues to derive revenue from the sale of older generation LPG vaporizer kits through the Sprint Gas and Orbital Autogas Systems businesses. Changes in emissions regulations in Australia that came into effect on July 1, 2010 prohibit the manufacture of new vehicles with vaporizer kits. As a result, whilst sales of the LPG vaporizer kits to the aftermarket continue to be made for vehicles manufactured prior to June 30, 2010, the amount of revenue from LPG vaporizer kits is expected to decline going forward with the Company being more reliant on Liquid LPG fuel systems to maintain its revenue stream for this market. There is no guarantee that the sale of Liquid LPG fuel systems will be sufficient to compensate for the anticipated loss of revenue from the declining vaporizer kit market.

•	Royalty income depends on the level of sales achieved by manufacturers

The Company’s license agreements with engine manufacturers who utilize the Company’s FlexDiTM technology typically entitle the Company to receive a royalty payment upon the production of each engine incorporating the FlexDiTM technology. In the financial year ended June 30, 2014, royalty payments from these license arrangements accounted for approximately 6% of the Company’s operating revenue. The royalties paid to the Company ultimately depend on the level of sales achieved by the engine manufacturers of their engines. As at September 30, 2014, three of the Company’s fifteen licensed engine manufacturers are in commercial production and selling products using FlexDiTM technology.

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

The Company requires significant capital amounts to conduct its business. For example, the Company expects to incur on-going research and development costs and operating costs to enhance the FlexDiTM technology, UAS engine technology and liquid natural gas fuel “LNG” systems products. In the past, these costs have been paid with a combination of operating revenues, equity injections, debt and other financing. However, there can be no assurance that the Company will have sufficient operating revenues to fund future costs or that outside financing will be available at affordable prices, or at all. A failure to obtain sufficient financing for ongoing costs could prevent the Company from carrying out business plans on time and give an advantage to competitors with greater financial resources. If a shortage of financing causes long delays in the further development and commercialization of FlexDiTM technology, licensees could choose not to build engines with FlexDiTM Technologies, LNG and UAS engine technologies or to use competing technologies. This could have a material adverse effect on the Company’s business and results of operations.

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

The Company also has trade secrets and know-how, which are not patentable but are still important to the Company’s business. The Company seeks to protect these rights through confidentiality agreements and contractual protections. These arrangements may not protect the Company from unauthorized use or disclosure of its trade secrets and know-how.

•	Competing technologies may displace the Company’s products

The Company faces significant competition from engine and vehicle manufacturers and consulting firms specializing in internal combustion engine technology. Many of these competitors have substantially greater financial, marketing and technological resources than the Company.

The Company’s commercial success depends in part upon whether its products can compete successfully against both existing and new engine technologies, including new technologies that are similar to the Company’s technologies.

•	The Company may face significant product liability claims

A large product liability or professional indemnity judgment or product recall action could have a material adverse effect on the Company

The Company is subject to business risk from product liability or professional indemnity suits if third parties claim that defects in technology supplied, or in consulting services provided, by the Company resulted in personal injury or other losses. The Company is also subject to business risk for product recall actions where a product supplied by the Company needs to be recalled due to an issue arising from its manufacture. The Company may also be required to indemnify licensees for claims arising from alleged defects in products, which use FlexDiTM technology or are designed or manufactured by the Company. The Company believes that sufficient product liability, product recall and professional indemnity insurance is held for the range of products and services currently provided to licensees and other customers, but sufficient coverage may not be able to be obtained in the future at affordable premiums, or at all. Even if the Company has such insurance, a judgment against the Company in a large product liability or professional indemnity suit or product recall action could have a material adverse effect on the Company’s business or financial position.

•	The Company may fail to comply with future governmental regulations

Products using FlexDiTM technology or other technologies under development by the Company must comply with many emissions, fuel economy and other regulations in Australia, the US and other countries. Based on internal testing, the Company believes that products using FlexDiTM technology and other technologies developed by the Company will be able to meet current emissions and fuel economy standards in the countries that are the Company’s most important markets. The effects of any future regulations on the Company’s business or results of operations cannot be predicted. However, if the Company were unable to comply with any material new regulations in Australia, the US or other key markets, this could delay further commercialization of FlexDiTM technology and other technologies and have an adverse effect on the Company’s business and results of operations.

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

The Company operates as the ultimate holding company of the Orbital group of companies, the details of which are as follows:

PARTICULARS IN RELATION TO CONTROLLED ENTITIES

		Consolidated Entity Interest
Orbital Corporation Limited	Class of Shares	2014%	2013%

Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd	Ord	100	100
- Orbital Australia Manufacturing Pty Ltd	Ord	100	100
- OEC Pty Ltd	Ord	100	100
- S T Management Pty Ltd	Ord	100	100
- OFT Australia Pty Ltd	Ord	100	100
- Investment Development Funding Pty Ltd	Ord	100	100
- Power Investment Funding Pty Ltd	Ord	100	100
- Kala Technologies Pty Ltd	Ord	100	100
- Orbital Share Plan Pty Ltd	Ord	100	100
- Orbital Autogas Systems Pty Ltd	Ord	100	100
- Sprint Gas (Aust) Pty Ltd	Ord	100	100
United States of America
- Orbital Holdings (USA) Inc	Ord	100	100
- Orbital Engine Company (USA) Inc	Ord	100	100
- Orbital Fluid Technologies Inc.	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	Ord	100	100

Orbital is an innovation company with 30 years’ experience in advanced technology, product development and commercialization. Orbital has a diversified portfolio of products and services offered through multiple business channels. These diversified channels are product and/or service focused and comprised of divisions and joint ventures.

Orbital earns income from multiple channels:

•	Systems Sales;

•	SUAS engines and fuel/control systems;

•	Orbital Autogas Systems – LPG systems;

•	Sprint Gas – aftermarket distributor of LPG and CNG systems;

•	Synerject Joint Venture;

•	Consulting Services; and

•	Royalties and Licenses.

A key foundation technology and revenue generator is Orbital’s FlexDITM engine management system technology which has been commercialized, since 1996 in the marine market and subsequently in the motorcycle, recreational and, most recently, Unmanned Aerial Vehicle (UAV) markets. FlexDI™ generates revenue for Orbital in all four income channels. Building on the success of FlexDI™, other high technology systems and services are offered through our various business segments.

Orbital’s headquarters and Research & Development center in Perth, Western Australia, provides world class capabilities in design, development, testing and low volume manufacturing of specialty engines, engine management systems, and other high value and high performance products.

Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and was traded on the NYSE MKT (OBT) until December 6, 2013 when it delisted.

Orbital’s beginnings date to the late 1960s, when Ralph Sarich, Orbital’s founder, began development of a rotary internal combustion engine called the Orbital Engine. Mr Sarich entered a partnership, known as the Sarich Design and Development Partnership, with two other individuals for the purpose of developing, patenting and marketing the Orbital Engine. In November 1972, the partnership entered into a joint venture with The Broken Hill Proprietary Company Limited (“BHP”), then one of Australia’s largest companies. Under that joint venture, in which each of the partnership and BHP had a 50% interest, Orbital Engine Company (Australia) Pty Ltd (now Orbital Australia Pty Ltd) was established in January 1973, for the development and commercialization of the Orbital Engine.

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

In 1983, Orbital determined that the application of its technology to two-stroke engines had the potential for greater commercial return and market acceptance than the rotary Orbital Engine due, among other things, to the commercial barrier of requiring completely new manufacturing processes and facilities to produce the rotary Orbital Engine. As a consequence, Orbital decided to cease development of the rotary Orbital Engine in favor of applying its fuel injection and combustion technology to two-stroke engines.

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

Effective July 1, 2004, Orbital’s ADRs were de-listed from the NYSE as the continued listing requirements relating to market capitalization and shareholder equity were not met. Trading in the Company’s ADRs was transferred to the OTC Bulletin Board with effect from July 1, 2004. On August 25, 2011 Orbital listed on the NYSE MKT and ceased trading on the OTC Bulletin Board. On September 9, 2013 the Company announced the cancellation of the ADR program and delisting from NYSE MKT taking effect on December 6, 2013, being the last day of trading for Orbital’s ADRs on the NYSE MKT. The Company intends to deregister twelve months after its ADRs are delisted from the NYSE MKT, or as soon as possible thereafter, pursuant to the applicable U.S federal securities laws and regulations. As of September 30, 2014 no shares were held in the form of ADRs traded on the NYSE MKT, as the Company delisted from the NYSE MKT effective December 6, 2013. See Item 9. – “The Offer and Listing – Nature of Trading Market”.

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

In May 2011, Orbital acquired, for an initial investment of A$2.000 million, 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems to the aftermarket.

Business Overview

Orbital’s strategy is as follows:

•	Continue further diversification through the development of new markets, new components and new systems.

•	Utilizing FlexDITM as a catalyst, the company projects the UAV propulsion business to grow significantly over the coming years.

•	Targeted growth in liquid natural gas (LNG)/compressed natural gas (CNG) for the Australian and Asian heavy transport sector.

•	Continue to restructure the alternate fuels LPG businesses, Orbital Autogas Systems and Sprint Gas, to sustain profitability in a declining market.

•	Continue our commitment to grow Synerject as a profitable systems provider in the non-automotive markets and increase the value of this asset.

•	Diversify Orbital’s consulting services to offer services to local resource sector customers while continuing to serve traditional international fuels system customer base.

•	Orbital is no longer targeting growth through license and royalty revenues; however will continue to provide support for existing licensees.

•	External growth through new joint ventures and acquisitions, to add shareholder value.

A key foundation technology and revenue generator is Orbital’s FlexDITM engine management system technology which has been commercialized, since 1996 in the marine market and subsequently in the motorcycle, recreational and, most recently, Unmanned Aerial Vehicle (UAV) markets. Building on the success of FlexDI™, other high technology systems and services are offered through our various business segments. Orbital’s goal is to broaden the application of Orbital technology in these and other markets.

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

In a conventional engine, the fresh fuel/air mixture is prepared upstream of the cylinder (whether by carburetor or conventional EFI) and enters the cylinder during the intake stroke, with the intent of forming a homogenous mixture of air and fuel within the cylinder. The FlexDiTM systems allow a highly stratified combustion process to occur, containing the combustible fuel cloud to a small area within the cylinder, with the remainder of the air in the cylinder being not fuelled. This process, at light loads, allows the engines with FlexDiTM Technology to run very lean (in some cases, total engine operation is carried out without the use of an air intake throttle). Under high load conditions, the FlexDiTM system tends to run more like a homogeneously charged engine, with good mixing of the fuel/air mixtures within the cylinder.

In the case of a two-stroke engine, the FlexDiTM system allows injection to occur after exhaust port closures at light loads, minimizing the short-circuiting of fresh fuel/air mixture out of the exhaust port as occurs in conventional two-stroke engines. In the case of a four-stroke engine, this allows lean engine operation, significantly reducing the engine pumping work.

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

Sources of Revenue

Orbital’s primary sources of revenue are currently from:

•	sale of goods;

•	provision of consulting and engineering services; and

•	license fee income and royalties.

Further details on segment revenue are contained in note 5 of the Consolidated Financial Statements on page F-21.

During the last three fiscal years Orbital spent approximately A$3.958 million on research and development programs.

The Orbital group’s license fee income and royalties relate to the sale of rights to its intellectual property, such as patents and know-how, to major vehicle, engine and component manufacturers through license and consulting service agreements. These agreements grant the licensee limited rights to manufacture, use and sell products utilizing FlexDiTM Technology.

As at September 30, 2014, Orbital has 15 agreements to end users of technology or suppliers, which grant license rights related to FlexDiTM Technology. Orbital’s customer base covers applications in the automotive, marine, recreational and motorcycle markets.

At September 30, 2014 Orbital had three customers (2013: three customers) using FlexDiTM Technology in commercial production.

At September 30, 2014 the following agreements granting rights to Orbital’s FlexDiTM Technology were in place:

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

Although these license agreements differ in their specific terms, generally each license agreement defines the scope of access rights to the FlexDiTM Technology, including geographic regions, applications covered by the license agreement (for example, engine types and horsepower range), any areas of exclusivity which may have been granted, the duration of the license and royalty periods, and confidentiality provisions. The license agreements also set out the basis on which initial and ongoing technical disclosure is to be made between the parties and the details of technical programs to utilize the FlexDiTM Technology, such as performance targets and the quantities of vehicles and engines required to be produced by Orbital for testing purposes by the licensees. A license agreement also typically covers the licensee’s right to Orbital’s improvements and Orbital’s rights to the licensee’s improvements on the basic FlexDiTM Technology, as well as indemnity provisions relating to losses arising from products designed and manufactured by Orbital or its licensees. Under the terms of the license agreements, licensees are not specifically obliged to commence production and sale of engines using FlexDiTM Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its license agreement with Orbital, the licensee would forfeit the license and any technical disclosure fees paid through to the date of termination.

The license agreements may provide for the payment to Orbital of fees upon the execution of the license agreement. These initial license fees may be negligible in some instances and significantly larger in others. Additional fees may also be required after a fixed time interval or after delivery of prototype engines and/or hardware employing the FlexDiTM Technology that meets specified performance targets, provided the license agreements are not terminated. In some cases the license agreements provide for technical disclosure fees and territory fees that are payable upon disclosure and transfer of Orbital’s technical know-how or upon any expansion of the licensees’ rights to FlexDiTM Technology.

Generally, under the terms of Orbital’s license agreements, royalty payments will become payable if licensees commence commercial production and sale of engines or components incorporating the FlexDiTM Technology. Such royalties will usually be based on several factors, which may include a base amount, the engine’s particular horsepower rating, an adjustment for inflation, the benefit delivered to the Original Equipment Manufacturer, access to improvements and the level of technology applied. Royalties currently achieved for the non-automotive application of FlexDiTM Technology range from approximately US$6.00 for a small scooter to US$71.00 for a large multi-cylinder marine outboard engine.

Commercial production or sale of engines with FlexDiTM Technology commenced in 1996. Production royalties of approximately A$1.12 million were received by Orbital in the 2014 fiscal year compared to approximately A$1.01 million in fiscal 2013. There can be no assurance that Orbital will be successful in entering into additional license agreements, that other licensees will commence commercial manufacture of products incorporating the FlexDiTM Technology, or that Orbital will receive additional fees under existing agreements. Orbital’s financial results have varied from period to period in the past and will continue to experience such fluctuations in the future. There can also be no assurance that products incorporating FlexDiTM Technology will achieve market success.

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

In November 1998, Orbital announced the expansion of the operations of the Synerject joint venture to allow Synerject to provide motorcycle and scooter Original Equipment Manufacturers (“OEMs”) with both air assisted direct injection and electronic fuel injection systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly. This expansion enabled Synerject to provide both technical and program management services to the customer. Fiscal 2000 saw the launch of the Aprilia SR 50 DITECH (DI Technology), the first commercial motorcycle or scooter using Orbital’s DI Technology, followed by Aprilia’s Scarabeo DITECH™ scooter in 2001. In May 2002, Piaggio, manufacturer of the Vespa brand scooter, and Peugeot Motorcycles each launched two motor scooter models incorporating Orbital’s direct injection technology. Peugeot launched its Jetforce scooter during the 2003 fiscal year and Kymco launched its 100cc KDI 2-stroke scooter in the 2005 fiscal year. In May 2007 Bajaj Auto Ltd commenced production in India of an autorickshaw utilizing Orbital’s direct injection technology.

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

Following the sale of the interest the ownership percentages are Orbital 42%:Continental 58%. As a result of the change in ownership Orbital now recognizes and discloses its investment in Synerject as an investment in associate.

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

UCAL Fuel Systems

In February 2003, Orbital entered into a Technical Cooperation Agreement with UCAL Fuel Systems Ltd, a manufacturer of carburetors and fuel injection system components for the Indian motorcycle and automotive markets. Under the agreement, UCAL has been granted the right to manufacture and supply components of Orbital’s direct injection fuel systems to the 2-stroke 2 and 3 wheeler motor vehicle market in India.

In April 2013, Orbital entered into a Co-operation Agreement with UCAL for the establishment of a joint arrangement in India for engineering, testing and product development to service the country’s growing automotive engineering sector.

Vialle

In June 2008, in parallel with the acquisition of Boral Alternative Fuel Systems (now Orbital Autogas Systems), Orbital entered into Licensing Agreements with Vialle for the distribution of LPG fuel systems in Australia and New Zealand. The License Agreements cover the sale of vaporizer LPG fuel systems and Liquid LPG fuel systems.

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

Orbital Consulting Services is an important business segment to maintain a competitive position in the development of FlexDiTM Technology in relation to other existing and emerging technologies and to develop further technologies.

Success of the FlexDiTM Technology is dependent upon Orbital’s ability to both displace current fuel injection and combustion technologies for four-stroke or two-stroke internal combustion engines, which have an established and dominant position in this field, and its ability to gain market share against emerging technologies. There is significant competition from automobile and engine manufacturers and consulting firms specializing in the development of internal combustion engine technology for the automotive, marine, motorcycle, unmanned aircraft systems (UAS) and small engine industry. These companies may have substantially greater resources for research, development and manufacturing than Orbital. Despite the fact that Orbital has developed, patented and licensed the FlexDiTM Technology to a number of automobile and engine manufacturers, it is possible that Orbital’s competitors may succeed in developing alternative technologies and products that are more effective or commercially more acceptable than those developed by Orbital.

There is a difference between an individual engine design and the broad range of possibilities covered by the FlexDiTM Technology for which fees are charged under licensing agreements. Manufacturers may have their own specific engine designs incorporating FlexDi TM Technology as well as their own proprietary and non-proprietary know-how. Licensees may market the individual characteristics of their engine designs without reference to the fact that the FlexDiTM Technology is required or being used. Under the terms of Orbital’s license agreements, royalties would be payable in such situations.

Other competition to engines employing FlexDiTM Technology may also include other lean burn engines, electro-magnetic valve lift and timing actuation, electric motors, hybrid vehicles and fuel cells and other concepts not known to Orbital. Insofar as these technologies incorporate efficient technology for internal combustion engines they would be complementary to FlexDiTM Technology, for instance in hybrid vehicles.

Current four-stroke technology also remains the main competitor to the introduction of FlexDiTM Technology for non-automotive applications. Various direct injection technologies, such as high pressure, single fluid direct injection systems, are available to engine manufacturers to improve the performance of two-stroke engines as an alternative to both the current four-stroke and FlexDiTM Technology.

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

Orbital’s competitors in the Australian LPG market include Apollo Gas, Boemo Engineering, LPG Warehouse and Impco.

Orbital’s competitors in the UAS market include XRD Inc, 3W-International, UAV Engines Ltd and others.

System Sales

The System Sales segment is a developer and supplier of engines, propulsion systems, engine management systems and fuel system components for Original Equipment Manufacturers and the motor vehicle aftermarket. The segment operates predominantly in alternative fuel markets and provides systems that range from heavy fuels for Unmanned Aerial Vehicles (UAV) to Liquid Propane Gas (LPG) for motor vehicles.

The key focus of the UAV business during the year was the contract for the design, development and validation of a next generation production engine for Insitu Inc, a subsidiary of The Boeing Company (NYSE: BA) (Insitu-Boeing), and one of the largest and most experienced UAV operators in the world. The development program will be conducted through FY2014 and FY2015 and if successful will lead to low volume production of UAV engines in 2015 with production ramp-up in subsequent years. The UAV market is projected to double in the next decade and with Orbital’s unique FlexDITM technology, this is projected to be a significant growth area for the Company.

A key product sold this year by Orbital was the patented FlexDITM Engine Management System (EMS) for Small Unmanned Aircraft Systems (SUAS) supplied for use by Textron Unmanned Systems (formerly known as AAI Corporation), a division of Textron Inc (NYSE: TXT) (Textron), in their Aerosonde® 4.7 UAV. Responsibility for the manufacture of engines for use by Textron was transitioned to its sister company Lycoming Engines in line with Textron’s original intent for engine supply, however Orbital is still responsible for the supply of the core technology that enables operation on heavy fuels, the patented FlexDITM EMS. The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities. The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application. As disclosed on June 23, 2014, Orbital settled the contract dispute with Textron that had led to the impairment of receivables in the half year financial results. As a result of the dispute there was a suspension of sales to Textron in the second half of the year.

As anticipated, the LPG fuel system businesses experienced little revenue growth as both Ford production and the LPG aftermarket continued to be subdued. Despite the declining market, the LPG fuel system businesses managed to increase their market share.

Orbital Autogas Systems (OAS) developed, and is the supplier of Liquid LPG systems to Ford Motor Company of Australia for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. OAS sells this system into the aftermarket under the brand name “Liquid”.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vaporizer” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Revenues for the year were A$14,136,000, a 40% decrease on the previous year. The result reflected the change in SUAS engine production from Orbital to Textron’s sister company and also the impact of the dispute with Textron that led to a production gap for SUAS EMS of over 6 months. The LPG related businesses were able to generate a slight increase in total sales as a result of their increasing market share in a declining market. The contribution to the group was diminished from last year as a result of the lower sales but was still a positive result of A$602,000.

Development and supply of high value systems, starting with engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties. Growth to date has been underpinned by demand for alternative fuel systems in niche markets.

Revenues from SUAS are expected to be higher in the 2015 financial year as we resume sales of EMS components to Textron and progress the Insitu-Boeing development contract to flight testing and low volume engine production.

Due to the subdued LPG systems market at present, both OAS and SGA have undertaken restructures to manage their businesses to the market demand, and have managed to increase market share; albeit in a contracting market. Orbital is currently the largest player in the Australian LPG market. With the Australian market continuing to contract we expect there to be continued consolidation within the industry.

Synerject

Synerject, Orbital’s 30:70 Partnership with Continental AG, is a key supplier of engine management systems and fuel systems to the non-automotive market.

Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centers in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

Tight cost control and careful investment by Synerject management has resulted in improved profit after tax during this period.

Synerject’s market and product expansion has enabled that company to achieve revenue growth consistently over the last 5 years despite the severe contractions in the recreational market during and following the global financial crisis. Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key US and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Synerject generated US$6,346,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,634,000). At June 30, 2014 Synerject held cash of US$8,611,000 (June 2013: US$7,138,000).

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

The outlook for Synerject is for continued growth in the marine and recreational segment and in the low-end 2 & 3 wheeler and utility markets in future years.

Consulting Services

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines. OCS also provides contract design and analysis for the local resources industry.

Throughout the year, Orbital’s engineering group has provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings. At June 30, 2014 the OCS order book (inclusive of the Insitu-Boeing program) stood at approximately A$3,033,000 (June 30, 2013 A$1,100,000).

OCS revenue for the year was A$2,898,000 up 41% compared to last year.

During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects. Tight cost control provided a significant improvement in the segment result for the year.

The business model for the OCS group is based around the provision of consulting services in three main areas: 1) integration of Orbital technology; 2) advanced engineering aimed at design, development and validation of new technology; and 3) the operation of engine and fuel testing and certification facilities.

The OCS group will continue its transition to becoming an engineering center supporting the rest of the Orbital group, whilst still providing a base level of advanced engineering and testing facilities to support the overhead of maintaining our world-class capabilities.

Royalties and Licenses

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine, scooter/motorcycle and SUAS markets.

Total FlexDITM product volumes reduced compared to the same period last year, however larger horsepower engines that attract a higher royalty improved. This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

The larger horsepower outboard engines have maintained their popularity and have actually achieved a fourth consecutive year of increased volumes. Total marine volumes overall were slightly lower than last financial year.

Orbital has maintained a portfolio of patents to protect the intellectual property invested in the development of our FlexDITM technology.

Orbital has licensed a number of Original Equipment Manufacturers (OEM) and component manufacturers to utilize Orbital’s technology. At present there are 15 authorized users; 3 of which are currently in production with our technology.

The business model for Orbital is transitioning away from an expectation that OEMs will pay large license fees and ongoing royalties to gain access to our technology to a model were Orbital is the systems integrator and provider of products and systems that incorporate our technology and utilize our engineering expertise.

Orbital will continue to receive royalties from its existing licensed two-stroke outboard engine manufacturers for a number of years to come, however it must be noted that when production of the current models of two-stroke engines cease they are not likely to be replaced by new models incorporating our FlexDITM technology. The two-stroke engine outboards remain popular today especially the light-weight portability of the small horsepower engines and the power/weight ratios in the performance engine category.

Orbital Research and Development

Orbital’s R&D is central to Orbital’s activities aimed at transitioning the company from a consulting company to a systems sales company. The R&D includes Engine Management System product incubation and development through to production in fields such as alternative fuels, and Unmanned Aircraft Systems.

The Company had been awarded a contract of A$4,500,000 for the design, development and validation of a next generation production engine for Insitu Inc, a subsidiary of The Boeing Company (Insitu-Boeing). The development program has been a significant focus for Orbital over the 2014 year. If successful, the development program will lead to production of small unmanned aircraft system (SUAS) engines in 2015. The next generation propulsion system will be one of the most advanced engines flying on a SUAS application. The engine will utilize Orbital’s Argon FlexECU, our smallest, lightest and highest specification Engine Control Unit (ECU).

The continued commitment to the core R&D has resulted in three new patents granted in the last 12 months, along with four new patent family applications being filed further strengthening the Orbital patent portfolio and extending the life of royalty streams.

Patent Protection

Orbital continues to actively investigate new technologies while also seeking to improve and enhance existing technology through continued research and development and product development, particularly in regard to FlexDiTM and alternative fuel systems related technology. Orbital believes that patent protection of its technologies and processes is critical to its future financial performance and that its success depends upon its ability to protect its proprietary products and technology under applicable intellectual property laws. Accordingly, Orbital has been, and intends to continue to be, active in securing and policing intellectual property rights for its proprietary products and technology.

As at September 30, 2014, Orbital had 55 individual patent families with a total of 115 patents and patent applications around the world. As of September 30, 2014 there were 25 granted patents and 6 patent applications pending in the United States (as well as a further 5 pending PCT patent applications). There are numerous other developments for which patent protection has not been obtained and these form part of Orbital’s proprietary know-how. Trade secrets and confidential know-how are protected through confidentiality agreements, contractual provisions and administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for Orbital in the event of any unauthorized use or disclosures.

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

•

LPG Aftermarket – We are also a supplier to aftermarket retro-fitters who supply the retail customer, and also automotive distributors who supply fleet operators. This sector is supported by our own dedicated sales force based in Sydney, and Sprint Gas Australia.

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

The Balcatta premises comprise two leased properties. Rent under the lease is payable monthly in advance. Orbital is responsible for its proportionate costs of insurance, rates and taxes of the leased property. The primary focuses of the Balcatta facility is the provision of consulting services, the preparation of engines utilizing FlexDi TM Technology, research and development activities and administration functions.

Equipment includes engine development test cells, engine durability test cells, vehicle emission chassis dynamometer cells, outboard motor test tanks, a personal water craft test tank, and an environmental test cell (incorporating both an engine and vehicle test cell). Other facilities include a comprehensive electronics laboratory, extensive emissions measuring equipment and a specialized computer system. The computer system supports a range of complex and data intensive consulting requirements, including computer-aided design, manufacturing and engineering programs, combustion analysis and fluid mechanics. The Balcatta facility also includes a number of fuel systems laboratories with high speed transient fuelling analysis equipment and environmental and durability test equipment. A portion of the leased premises that had been underutilized and for which a provision for surplus lease space has been provided, has been leased through a sub-lease agreement during the year.

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

Events After the End of the Financial Year

On June 27, 2014 the Company announced that it was going to undertake an on-market share buy-back of up to 10% of its issued capital in accordance with the Corporations Act and Rules of the Australian Stock Exchange. The buy-back commenced on July 15, 2014 and was completed on July 20, 2014. During this period the Company bought back 4,975,699 shares at a total consideration paid of A$771,000. On July 24, 2014 the 4,975,699 shares were cancelled.

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

General

During the 2014 fiscal year Orbital’s revenues were generated from sale of goods, contracts for consulting services, including engine development programs, and licensing related agreements for FlexDi TM Technology. In addition, Orbital equity accounted its share in Synerject LLC’s result.

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

Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. We continually evaluate our estimates and judgments including those related to product warranties, trade debtors and deferred taxation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

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

The following are the critical accounting judgments and estimates that have been adopted in preparing our IFRS financial statements:

(a) Significant accounting judgments

Capitalized development costs

Development costs are only capitalized when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Consolidation of Sprint Gas (Aust) Pty Ltd

On May 27, 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognized a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability). Refer to note 12 for further information.

(b) Significant accounting estimates and assumptions

Taxation

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the TSR related Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 32. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 32. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of non-financial assets

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit. The cash flows are derived from budgets approved by management and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to gross sales and gross margins used in the value in use models. The key assumptions used to determine the recoverable amount for the different CGUs are, disclosed and further explained in Note 17 and Note 18.

As a result of these assessments, the Company has impaired the goodwill previously recognized on the acquisitions of Orbital Autogas Systems and Sprint Gas in 2013. Refer to note 18 for more information.

Impairment of goodwill, intangibles with indefinite useful lives and plant and equipment

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to Note 18 for further information.

Plant and equipment are tested whenever events or changes in circumstances indicate that the carrying value exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Refer to Note 17 for further information.

Product warranty

In determining the level of provision required for product warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 24.

Revenue from rendering of services

Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due.

Recognition of contingent consideration

The Group has measured the value of the contingent consideration liability by reference to the fair values of the underlying obligations under the Put and Call options that give rise to the liability. In determining the fair values of underlying obligations under the Put and Call options the Group has made judgments in respect of the expected earnings before interest, depreciation and amortization expected to be generated by the business during the calculation period.

Other Provisions

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold in the previous year. In determining the level of provision required for restoration obligations the Group has made judgments in respect of the expected expenditures required to fulfill the obligation.

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

(ii) Deferred income tax expense and liability

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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

The Company recognizes deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilized.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognized by the head entity only.

Deferred taxation

We recognize a deferred tax asset in our statement of financial position only where we determine that it is probable that it will be recovered. A portion of the deferred tax asset recorded in our statement of financial position relates to current or prior period tax losses where management considers that it is more likely than not that we will recover the benefit of those tax losses in future periods through the generation of sufficient future taxable profits. Our assumptions in relation to the generation of sufficient future taxable profits depend on our estimates of future taxable profits, which are estimated based on forecasts of consulting services income, license and royalty receipts and Synerject’s business plans. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter the projections, which may impact the recoverability of the deferred tax asset recorded in our statement of financial position and those tax losses currently provided as not recoverable. In such circumstances, some or all of the carrying value of the deferred tax asset may require provisioning and we would charge the expense to the profit and loss account, and conversely, some or all of the amounts provided as not recoverable may be reversed and we would credit the benefit to the income statement.

At June 30, 2014, our deferred tax asset included A$5.001 million (A$4.656 million at June 30, 2013), in relation to prior period tax losses.

Temporary differences

Temporary taxation differences, arising due to timing differences between the periods in which transactions are recognized for accounting purposes differing to the periods in which those transactions are recognized for income taxation purposes, of the Company and its Australian resident controlled entities. The group did not recognize any net deferred tax assets or liabilities in relation to temporary differences at June 30, 2014.

Carry forward tax losses

Australia

Tax carry forward losses of the Company and its Australian resident controlled entities decreased during fiscal 2014 by A$1.687 million to A$66.756 million at June 30, 2014 from A$68.443 million at June 30, 2013.

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

Potential future income tax benefits in Australia have not been recognized as assets at June 30, 2014 because it is not probable that future profits will be available against which the consolidated entity can utilize the losses and timing differences.

For the consolidated entity to fully realize its potential Australian future income tax benefits it will need to generate future Australian taxable income of approximately A$66.756 million and be in a position to utilize the taxable income against the benefits in the Company and the controlled entities retaining those benefits in accordance with the consolidations legislation.

United States of America

At June 30, 2014, tax carry forward losses of approximately A$19.995 million (US$18.835 million) (2013: A$27.513 million (US$25.518 million)) are available to certain controlled entities in the United States. A deferred tax asset of A$5.001 million (US$4.714 million) (2013: A$4.656 million (US$4.318 million)) has been recognized as an asset as it is probable that future profits will be available against which the consolidated entity can utilize the losses.

Under the tax laws of the United States, tax losses that cannot be fully utilized for tax purposes during the current year may, subject to some statutory limitations, be carried forward to reduce taxable income in future years. At June 30, 2014, the US$18.835 million of tax carry forward losses available expire between the years 2015 and 2024.

For the controlled entities in the United States to realize their potential United States future income tax benefits they will need to generate future taxable income of approximately US$18.835 million. Approximately US$4.129 million of taxable income will be required in fiscal 2020 when the next portion of the benefit is due to expire.

Based upon the level of historical taxable income and current projections for future taxable income over the periods in which the tax carry forward losses are deductible in both Australia and the United States, management are only in a position to state that it is probable that benefits totaling A$5.001 million in respect of carry forward losses will be realized in full.

The deferred tax asset recognized as at June 30 each year represents management’s assessment of the amount of carry forward losses that it is probable will be deductable in the foreseeable future. The movement in the recognized deferred tax asset from June 30, 2013 to June 30, 2014 is the result of the movement of the assessment period and also updates to future forecast results.

Results of Operations Fiscal 2014 Compared with Fiscal 2013

Orbital’s net profit after tax was A$1.676 million for the year ended June 30, 2014 compared to A$0.364 million for the year ended June 30, 2013.

Revenue from trading activities in fiscal 2014 decreased as compared to fiscal 2013 by 31.3% to A$18.337 million:

•

Sale of goods decreased 39.7% (A$9.288 million) to A$14.136 million reflecting the change in SUAS engine production from Orbital to Textron’s sister company as expected and also the impact of the dispute with Textron that led to a production gap for SUAS EMS of over 6 months. The LPG related businesses were able to generate a slight increase in total sales as a result of their increasing market share in a declining market. Contribution to the group reduced from a profit of A$2.163 million last year to a A$0.602 million profit this year.

•

Consulting services income increased 40.9% (A$0.841 million) to A$2.898 million. During this reporting period the OCS group redeployed key resources to the SUAS activities and on continuing research and development projects. Tight cost control provided a significant improvement in the segment result this year; the contribution to the group improved from a loss of A$2.206 million to a loss of A$0.176 million.

•

Royalty and License income increased by 11.6% to A$1.124 million. Total FlexDiTM product volumes reduced marginally compared to the same period last year, however larger horsepower engines that attract a higher royalty improved. This, together with the addition of royalties from SUAS has resulted in the increase in revenue for the year.

•

Export sales decreased by A$9.088 million to A$5.264 million in fiscal 2014. Export sales represented 29.0% of total revenue (2013: 54.2%). The majority of export sales were invoiced in Australian Dollar.

•

Other income was A$4.402 million compared to A$3.889 million in 2013. A Government grant income of A$0.891 million has been received during the year. In accordance with research and development tax legislation the Group is entitled to a refundable research and development tax offset of A$2.224 million which has been accounted for as additional government grant income in fiscal 2014.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC and materials and consumables) decreased 17.7% to A$17.515 million in fiscal 2014 from A$21.286 million in fiscal 2013. The decrease was mainly due to impairment of goodwill in fiscal 2013, tighter cost control, and also further explained as follows:

•	Total employee expenses decreased by 14.0% (A$1.568 million) to A$9.642 million primarily due to a reduction in headcount.

•	Depreciation and amortization decreased by 5.3% to A$0.908 million primarily due to a reduction in additions to plant and equipment in 2014.

•	Engineering consumables and contractor expenses increased by 43.2% to A$0.985 million reflecting the additional costs incurred correlating to increased Engineering revenue.

•	Occupancy expenses increased by only 1.4% to A$1.839 million due to contractually agreed rental increases.

•	Travel and accommodation expenses decreased by 31.7% to A$0.278 million as a result of decreased overseas travel.

•	Communication and computing expenses decreased by 34.3% to A$0.408 million due to tighter cost control practices.

•	Audit, compliance and listing costs increased by 83.7% to A$0.948 million as a result of increased legal expenses, mainly in relation to resolving the dispute with Textron.

•	Finance costs of A$0.536 million decreased 22.0% to A$0.536 million due to repayment of a loan facility during fiscal 2013.

•

The absence of an impairment charge in fiscal 2014 had a significant impact on reducing other expenses. In fiscal 2013 an impairment charge of A$1.965 million on goodwill was recognized for continuing operations. The impairment charge was recognized as a result of the contraction of the Australian LPG retrofit market.

•

Other expenses (excluding the goodwill impairment charge) decreased by 28.4% to A$1.017 million. Fiscal 2014 included no impairment of receivables, decreased administration costs of A$0.36 million (11.1%) and decreased warranty allowance and restoration obligations of A$0.369 million (95.3%). Marketing costs increased by 36.6% to A$0.358 million.

The cost of materials and consumables in fiscal 2014 decreased as compared to fiscal 2013 by 30.2% (A$3.145 million) to A$7.283 million. The decrease in materials and consumables was due to the decreased production and supply of SUAS engines, SUAS engine management systems and sales of SUAS spare parts in fiscal 2014.

Orbital’s share of Synerject’s net profit increased by 1.1% to A$3.256 million in fiscal 2014 from A$3.220 million in fiscal 2013. Synerject’s revenue increased by 3.3% to US$141.746 million as a result of Synerject’s continued market and product expansion despite contractions in the recreational market during and following the global financial crisis. Development expenses of A$0.702 million incurred by Synerject have been capitalized in Orbital’s equity accounted results (fiscal 2013: A$0.423 million) in accordance with IFRS.

The income tax benefit for fiscal 2014 was A$0.479 million, being primarily benefits arising from previously unrecognized tax losses (A$2.098 million) and originating and reversing temporary differences (A$0.429 million) offsetting the current year tax expense (A$2.048 million).

Inflation has had a minimal effect on Orbital’s results of operations in fiscal 2014 compared to fiscal 2013.

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

•

Royalty and License income increased by 4% to A$1.007 million. Total FlexDiTM product volumes reduced marginally compared to the same period last year, however larger horsepower engines that attract a higher royalty improved. This, together with the addition of royalties from SUAS has resulted in a 4% increase in revenue for the year.

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

•

During the year Orbital sold a portion of its investment in Synerject for US$6.000 million. The proceeds of the sale were utilized to invest into working capital for the SUAS business, retire bank debt and fund the restructuring of the businesses with the balance retained to alleviate the Company’s liquidity concerns from the previous year. The sale generated a net profit of A$1.702 million.

Total costs and expenses (excluding share of net profit of equity accounted investee, Synerject LLC and materials and consumables) decreased 4.58% to A$21.286 million in fiscal 2013 from A$22.307 million in fiscal 2012. The decrease is mainly due to tighter cost control and is also explained as follows:

•	Total employee expenses decreased by 3.9% (A$0.460 million) to A$11.210 million primarily due to a reduction in headcount.

•	Depreciation and amortization decreased by 3.2% to A$0.959 million primarily due to a reduction in additions to plant and equipment in 2013.

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

Orbital’s share of Synerject’s net profit decreased by 7.5% to A$3.220 million in fiscal 2013 from A$3.480 million in fiscal 2012 primarily due to the change in ownership percentage from 42% to 30% during the year. Synerject’s revenue increased by 7.64% to US$137.287 million as a result of Synerject’s continued market and product expansion despite contractions in the recreational market during and following the global financial crisis. Development expenses of A$0.423 million incurred by Synerject have been capitalized in Orbital’s equity accounted results (fiscal 2012: A$0.765 million) in accordance with IFRS.

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

Liquidity and Capital Resources

As at June 30, 2014, Orbital’s cash balance, including short term deposits, was A$6.621 million compared to A$7.607 million at June 30, 2013 and A$5.170 million at June 30, 2012. At September 30, 2014 the cash balance was A$5.428 million. In Orbital’s opinion, the working capital is sufficient for its present requirements.

For fiscal 2014 Orbital recorded a net cash outflow from operations of A$1.915 million compared to cash outflows of A$1.717 million in fiscal 2013 and A$4.245 million in fiscal 2012. The cash outflow in fiscal 2014 resulted from cash flow used in operating activities of A$1.373 million and working capital outflow of A$0.542 million. This compares with net cash used by operating activities in fiscal 2013 of A$2.231 million (fiscal 2012 of A$4.689 million) plus working capital sources of A$0.514 million (fiscal 2012: working capital requirements of A$0.444 million). Synerject’s equity accounted result is non-cash and therefore has no impact on operating cash flow in either fiscal 2014 or fiscal 2013 (however Synerject paid dividends to Orbital in Fiscal 2014, Fiscal 2013 and Fiscal 2012).

Research and development expenditures were A$1.910 million in fiscal 2014, A$1.094 million in fiscal 2013 and A$0.954 million in fiscal 2012. Research and development activity during fiscal years 2014, 2013 and 2012 was in developing new technology for advanced combustion systems, combustion of alternative fuels (liquid and gaseous) in internal combustion engines, and further developing the air-assist DI system for application on new products.

Orbital generated net cash of A$0.861 million from investing activities in fiscal 2014 compared to A$7.684 million in fiscal 2013 compared to A$2.960 million cash inflow in fiscal 2012. Synerject paid Orbital dividends of A$1.634 million in fiscal 2014 (A$1.485 million in fiscal 2013 and A$1.544 million in fiscal 2012). Proceeds on the sale of 12% share in Synerject generated A$5.777 million in fiscal 2013. The capital expenditure in fiscal 2014 consisted mainly of building improvements and the acquisition of computer equipment (fiscal 2013 building improvements and the acquisition of computer equipment). In fiscal 2014, Orbital acquired A$0.460 million short term deposits. In fiscal 2013, Orbital redeemed a short term deposit of A$0.666 million.

In fiscal 2013 Orbital repaid a A$2.500 million Business Bank Bill Loan with Westpac Banking Corporation that was acquired in fiscal 2012 to provide working capital support for the Group. A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of credit facilities totaling A$0.733 million (2013: A$0.735 million). The Company has also provided the Company’s banker with security over a short term deposit of A$0.705 million (2013: A$705 million) held by the Company’s banker as cash collateral for the financing facilities.

Orbital has an interest free loan of A$14.346 million provided by the Government of Western Australia. The term of the loan is 2010 to 2025, with annual repayments. A repayment of A$0.415 million was made during fiscal 2014 (2013: A$0.346 million).

Orbital had no capital expenditure contracted but not provided for as at June 30, 2014. In July 2008, Orbital received funding of A$2.760 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs were approximately A$3.500 million. Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility.

The government grant will be recognized as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

Capital Expenditure

The Company has budgeted capital expenditures of A$0.415 million for fiscal year 2015 primarily to replace and upgrade plant and equipment, computer equipment and motor vehicles. Funds for such expenditure will be sourced internally. In the event of a delay or a reduction in capital expenditure during fiscal 2015 the Company would still have sufficient plant, equipment and other facilities to maintain operating levels in line with previous years. There are no long-term capital commitments by the Company, however see note 12 of the financial statements regarding a contingent consideration for the acquisition of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd.

Orbital’s Jointly Controlled Entity, Synerject LLC

Net cash provided by Synerject’s operating activities (excluding capital expenditure) in fiscal 2014 was US$7.806 million, fiscal 2013 was US$10.559 million and fiscal 2012 was US$4.989 million. In March 2009, Synerject negotiated a four (4) year term bank loan of US$7.554 million that matured in March 2013. In addition Synerject had available a US$5.0 million line of credit to be drawn as and when required that matured in June 2013. At June 30, 2013 Synerject had repaid all external borrowings and now new borrowings were entered into in fiscal 2014. Synerject’s cash at June 30, 2014 was US$8.611 million (2013: US$7.138 million) and total debt outstanding (including the line of credit) at June 30, 2014 was US$nil (2013: US$nil). Member guarantees are not required to support Synerject’s financing arrangements. Orbital’s interest in Synerject is now 30%.

Trend Information

It is anticipated that the system supply business will continue to provide revenue in the year ending June 30, 2015. Orbital was awarded a contract for the design, development and validation of a next generation production engine for a USA based customer that is one of the largest in the SUAS market. The development program will be conducted through 2014 and 2015 and if successful will lead to higher volume production of SUAS engines in 2016.

The contraction of the Australian LPG retrofit market is expected to continue to adversely impact the LPG businesses. OAS will continue to supply Ford until 2016, the date Ford Motor Company of Australia announced that it will cease to manufacture vehicles in Australia.

Consulting services revenue can be cyclical in nature and the order book (thus future revenue and cash flows) at June 30, 2014 was approximately A$3.033 million compared to A$1.100 million at June 30, 2013.

The Synerject result is expected to be influenced by the timing of the launch of new products in China and North America and continuation of the recovery of the North American marine market.

Off-Balance Sheet Arrangements

There have been no off-balance sheet arrangements in fiscal 2014, fiscal 2013 or fiscal 2012.

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

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

Financial assets
Cash and cash equivalents	5,416	6,902
Short term deposits	1,205	705

	6,621	7,607

Financial liabilities
Contingent consideration	638	886

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At June 30, 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2014 A$‘000	2013 A$‘000	2014 A$‘000	2013 A$‘000

Consolidated
+1% (100 basis points)	78	96	—	—
-1% (100 basis points)	(79)	(94)	—	—

The table below provides information about Orbital’s financial instruments that are sensitive to changes in interest rates as at June 30.

Financial Instruments	A$’000		Weighted Average Interest Rate
	2014	2013	2014	2013

Cash – Floating (and fixed less than 6 months)	5,416	6,902	2.68	3.18

Contingent consideration	638	886	6.31	6.77

At June 30, 2014 and June 30, 2013 Orbital did not have any interest rate sensitive derivative instruments.

Foreign currency exchange sensitivity

The functional currency of the Company is Australian Dollars.

The table below provides information about Orbital’s derivative and other financial instruments that are sensitive to changes in foreign currency fluctuations as at June 30.

Financial Instruments	Fair Value A$’000		Year End Exchange Rate A$
	2014	2013	2014	2013
Cash held in United States Dollars	8	13	0.9420	0.9275
Cash held in European currency units	2	4	0.6906	0.7095

Receivables in United States Dollars	92	403	0.9420	0.9275
Foreign Exchange Forward Contract United States Dollars*	136	—	0.6906	0.7095

Trade and other payables in United States Dollars	(101)	(588)	0.9420	0.9275
Trade and other payables in European currency units	(10)	(46)	0.6906	0.7095

*	At June 30, 2014 the contractual undiscounted payments related to foreign exchange forward contracts totaled A$2,330,000 (2013: A$nil) maturing between 3 to 12 months. The Group has pledged A$500,000 of its short-term deposits in order to fulfill the collateral requirements for the foreign exchange forward contracts in place. Orbital did not have any foreign currency sensitive derivative instruments at June 30, 2013.

The Company’s equity accounted investment has a functional currency of United States dollars. The table below provides information about Orbital’s net investment in equity accounted jointly controlled entity which is sensitive to changes in foreign currency fluctuations as at June 30.

Investment in equity accounted investee	Carrying Value A$’000		Year End Exchange Rate A$
	2014	2013	2014	2013

Synerject LLC	13,980	12,468	0.9420	0.9275

Details of Orbital’s foreign currency translation exposure as at June 30, 2014, where movements on re-translation in future periods will be recognized in net profit / (loss) are as follows:

	Foreign Currency Amount		Translated Exchange Rate	A$ Equivalent

Cash	US$0.008m		0.9420	A$0.008m
Cash	Euro0.001m		0.6906	A$0.002m

Receivables	US$0.087m		0.9420	A$0.092m
Foreign Exchange Forward Contract	US$0.128m		0.9420	A$0.136m

Payable	(US$0.095m	)	0.9420	(A$0.101m	)
Payable	(Euro0.007m	)	0.6906	(A$0.010m	)

Maturity Profile of Commercial Commitments for the next 5 years

Obligations (A$’000s)	At June 30, 2014 Expected Maturity or Expiry Date
	2015	2016	2017	2018	2019	Total

Finance Leases	24	19	—	—	—	43

Operating Leases (1)	1,012	1,006	938	899	926	4,781

Long –Term Debt (2)	498	597	717	859	1,032	3,703

Heavy Duty Engine Testing Facility Operations commitment (3)	—	—	—	—	—	—

Contingent consideration (4)	638	—	—	—	—	638

Total	2,172	1,622	1,655	1,758	1,958	9,165

(1)	The Group leases premises and plant & equipment under operating leases. The lease for the head office and engineering premises in Balcatta, Western Australia is for a period of 10 years with options to extend for two further periods of five years each. Rent for the Balcatta premises is subject to a fixed 3% increase each year. In accordance with IFRS the total rent expense for the lease is recognized on a straight line basis over the 10 year period of the lease. Leases for warehousing premises typically run for a period of 5 years. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

(2)	Fair value has been calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2014: 6.31% (2013: 6.77%). Refer also Item 5 – “Liquidity and Capital Resources.”

(3)	In June 2008, Orbital received funding of A$2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

Orbital is obliged to fund the maintenance and operation of the facility until at least fiscal 2015 and provide the Commonwealth with preferential access to the facility (100 days at Nil cost and 100 days at 50% of commercial rates).

(4)	Refer to note 12 to the consolidated financial statements for more details on the contingent consideration.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

On September 2, 2013 the Company announced the appointment of Dr Mervyn Thomas Jones as Chairman of Orbital.

On February 28, 2014 the Company announced the resignation of Mr William Peter Day as a Director.

On June 17, 2014 the Company announced the appointment of Mr John Paul Welborn as a Director.

Directors of Orbital are classified as either executive or non-executive directors, with the former being those directors engaged in full-time employment by Orbital.

As at the date of this report, the directors of Orbital were as follows:

Name	Position	Initially Elected or Appointed to Board

Mervyn Thomas Jones	Non-Executive Chairman (1) (2)	March 31, 2008
Vijoleta Braach-Maksvytis	Non-Executive Director (1) (2)	March 31, 2008
John Paul Welborn	Non-Executive Director (1) (2)	June 17, 2014
Terry Dewayne Stinson	Chief Executive Officer and Managing Director	June 21, 2008

(1)	Member of Audit Committee
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

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009, is a member of the Sustainable Energy Association, and is Chairman of Sprint Gas (Aust) Pty Ltd.

DR VIJOLETA BRAACH-MAKSVYTIS, BSc (Hons), Ph.D, FAICD

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years’ experience in organizational change, formation of cross-sectoral and global partnerships, the commercialization of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

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

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee and is also a member of the Company’s Audit Committee.

Dr Braach-Maksvytis is also a non-executive director of AWE Limited (appointed October 7, 2010).

MR JOHN PAUL WELBORN, B.Com, CA, MAICD, SA Fin

Independent Non-Executive Director

Joined the Board in June 2014. Mr Welborn is currently the Managing Director and Chief Executive Officer of Equatorial Resources Limited (ASX: EQX), an ASX listed iron ore exploration and development company with two 100% owned large scale iron ore projects in the Republic of Congo.

Mr Welborn chairs the Company’s Audit Committee and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Welborn is a Chartered Accountant with a Bachelor of Commerce degree from the University of Western Australia and holds memberships of the Institute of Chartered Accountants in Australia, the Financial Services Institute of Australasia and the Australian Institute of Company Directors.

Mr Welborn is a former International Rugby Union Player with extensive experience in the resources sector as a senior executive and in corporate management, finance and investment banking. He was the Head of Specialized Lending in Western Australia for Investec Bank (Australia) Ltd and has more than 20 years of commercial experience in national and international professional services and management consulting firms. Mr Welborn has also served on the Boards of a number of charitable organizations, and is a former Commissioner of Tourism Western Australia.

Mr Welborn is also a director of Equatorial Resources Limited (appointed August 2010) and, Prairie Mining Limited (appointed February 2009).

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

Compensation

Details of total remuneration of Directors and key management personnel of the Company and the consolidated entity are as follows:

	2014	2013	2012
	A$	A$	A$
Short-term employee benefits	1,074,183	1,011,679	1,028,635
Post-employment benefits	96,933	110,193	114,847
Long-term employee benefits	24,412	32,448	29,257
Equity compensation benefits	62,061	107,015	251,062
Termination Payments	—	—	—

	1,257,589	1,261,335	1,423,801

For fiscal 2014 the aggregate amount of compensation paid and accrued to the directors and senior management of Orbital as a group, inclusive of retirement and share plans, was A$1.258 million.

All permanent employees of Orbital (including executive directors and officers) are entitled to become members of Orbital’s retirement plans. Such employees and Orbital contribute various percentages of gross salary and wages. For the fiscal year ended June 30, 2014 the aggregate amount of compensation paid or accrued by Orbital for the retirement plans of directors and officers totaled A$0.097 million.

REMUNERATION REPORT

Principles of compensation

This Remuneration Report for the year ended June 30, 2014 outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and Company.

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

1. INDIVIDUAL KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of KMP of the Group are set out below.

Key management personnel

(i) Directors

Mervyn T Jones	Chairman (Non-executive)
Vijoleta Braach-Maksvytis	(Non-executive)
John P Welborn	(Non-executive) (appointed June 17, 2014)
Terry D Stinson	Managing Director and Chief Executive Officer (Executive)
W Peter Day	Chairman (Non-executive) (ceased being a KMP February 28, 2014)
(ii) Executives

Geoff P Cathcart	Chief Technical Officer
Ian G Veitch	Chief Financial Officer

2. REMUNERATION OVERVIEW

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognizing the contribution of each employee to the growth and success of the Group.

Executive members of the KMP may receive a short-term incentive (STI) approved by the Board as reward for exceptional performance in a specific matter of importance. STI amounts of A$74,000 became payable during the 2014 financial year (2013: nil).

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to selected executives. For the 2014 financial year, the Company used earnings per share as the performance measure for the share awards. During the 2014 financial year, the performance hurdles for the 2011 grant of shares which were based on relative total shareholder return and earnings per share were not met and no shares vested.

The remuneration of non-executive directors of the Company consists only of directors’ fees and committee fees. Director fees and committee fees were reviewed and adjusted during the 2014 financial year.

Remuneration report at FY13 AGM

The FY13 remuneration report received positive shareholder support at the FY13 AGM with a vote of 92% in favor.

Remuneration strategy

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognizing the contribution of each employee to the continued growth and success of the Group.

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

Key changes to remuneration structure in 2014

The key changes made to remuneration structure in 2014 related to the replacement of the Medium Term Incentive (MTI) Plan with a new Short Term Incentive (STI) Plan. The key features of the STI plan are summarized in the table below.

Table 1 – STI Performance hurdles (and weighting %)

KPI	Proportion of STI award KPI applies to	Minimum KPI A$’000	Stretch KPI A$’000
EBIT	40%	1,622	2,433
Free Cash Flow	30%	404	1,404
Non-organic growth of EBIT	20%	1,000	2,000
Board Discretion	10%	TBD	TBD

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

The Human Resources, Remuneration and Nomination Committee approves, having regard to the recommendations made by the CEO, the short-term incentive (STI) bonus plan and any discretionary bonus payments.

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

Did a remuneration consultant provide a remuneration recommendation in relation to any of the KMP for the financial year?	No remuneration recommendation was provided by a remuneration consultant for the financial year.

4. NON-EXECUTIVE DIRECTOR REMUNERATION ARRANGEMENTS

Objective

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest caliber, whilst incurring a cost that is acceptable to shareholders.

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

The Board will not seek any increase for the non-executive director pool at the 2014 AGM.

On appointment to the Board, all non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment which details remuneration arrangements.

Fees

Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of A$102,500 (effective September 1, 2013) (2013:A$88,000). Each non-executive director receives a base fee of A$72,000 (effective September 1, 2013) (2013: A$69,200) for being a director of the Group.

The remuneration of non-executive directors for the year ended June 30, 2014 and June 30, 2013 is detailed in point 8 of this report.

Are the non-executive directors paid any incentive or equity based payments or termination/retirement benefits?	No. The non-executive Directors are not paid any short term incentives, long term incentives, equity based remuneration or termination/retirement benefits.

If non-executive directors are paid additional fees, how are these additional fees calculated?	From time to time, non-executive Directors may be requested to provide additional non-executive director related services. This could include sitting on a due diligence committee or undertaking a special project for the Group. During the year, no additional fees were paid to any of the non-executive Directors.

Are non-executive Directors’ fees going to increase in FY2015?	The Board has decided not to increase the directors’ fees.

5. EXECUTIVE REMUNERATION ARRANGEMENTS

Objective

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice. The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

Structure

The CEO’s target remuneration mix for FY2014 comprised 48% fixed remuneration, 28% target STI opportunity and 24% LTI opportunity. The LTI value is the total accounting expense associated with the grant made during the financial year. Key Management Personnel’s target remuneration mix for FY2014 was 54% fixed remuneration, 24% target STI opportunity and 22% LTI opportunity.

In the 2014 financial year, the executive remuneration framework consisted of the following components:

•	Fixed remuneration

•	Variable remuneration (STI and LTI)

The table below illustrates the structure of Orbital’s executive remuneration arrangements:

Table 2 – Structure of remuneration arrangements

Remuneration component	Vehicle	Purpose	Link to company performance
Fixed compensation	• Represented by total fixed remuneration (TFR). • Comprises base salary, Superannuation contributions and other benefits.

•   Set with reference to role, market and experience.

•   Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

• No direct link to company performance.
STI component (discretionary)	• Paid in cash	• Rewards executives for their contribution to achievement of Group outcomes.	• Discretionary award by the Board to reward executives for exceptional performance in a specific area of importance.

STI component (KPI related)	• Paid in cash.	• Rewards executives for their contribution to achievement of Group outcomes.	• EBIT. • Free Cash Flow. • Non-organic growth of EBIT • Board Discretion.
LTI component	• Awards are made in the form of shares or performance rights.	• Rewards executives for their contribution to the creation of shareholder value over the longer term.	• Vesting of awards is dependent on Orbital Corporation Limited’s TSR performance relative to a peer group and its Earnings Per Share.

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

The fixed component of executives’ remuneration is detailed below in point 8.

Variable remuneration — short-term incentive (STI) (discretionary)

The table below contains a summary of the key features of the STI plan.

What is the STI?	Executive directors and senior executives may from time-to-time receive a discretionary cash bonus approved by the Board as a retrospective reward for exceptional performance in a specific matter of importance.

When is the STI grant paid?	There are no pre-determined timeframes at which assessments for STI rewards are to be undertaken.

How does the Company’s STI structure support achievement of the Company’s strategy?	The STI rewards executives for their contribution to the achievement of Group outcomes in areas of significant importance not addressed by the pre-determined performance criteria of the STI (KPI related) and LTI.

How are the performance conditions of the STI determined?	The Board has no pre-determined performance criteria against which the amount of a STI is assessed.

What are the maximum possible values of award under the STI plan?	There are no pre-determined maximum possible values of award under the STI scheme. In assessing the value of an STI award to be granted the Board will give consideration to the contribution of the action being rewarded to the success of the Group.

What was the value of STI paid in the financial year?	Discretionary STI cash bonuses totaling A$74,000 were awarded during the 2014 financial year and no bonuses were paid during the 2013 financial year.

Is a portion of STI deferred?	No discretionary STI cash bonuses relating to the 2014 or 2013 financial years will become payable in future financial years.

Variable remuneration — short-term incentive (STI) (KPI related)

The STI plan was established to incentivize executives to achieve stretch key performance indicators (KPI’s). The STI plan is a time based plan.

The table below contains a summary of the key features of the STI plan.

What is the STI?	Executive directors and senior executives may receive STI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the short term (one financial year).

When is the STI grant paid?

The annual STI payments for executives are subject to the approval of the Human Resources, Remuneration and Nomination Committee, after consideration of performance against KPIs. This process usually occurs within three months after the reporting date. Payments are made as a cash bonus in the following reporting period.

Abnormal one-off items influencing the KPIs may be excluded at the discretion of the Human Resources, Remuneration and Nomination Committee. No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

How are the performance conditions of the STI determined?	The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in July 2013 relate to 1) EBIT, 2) Free Cash Flow, and 3) Non-organic growth of EBIT. The Committee also included a provision for an award of up to 10% of the potential STI on a discretionary basis.

How does the Company’s STI structure support achievement of the Company’s strategy?	These three measures were chosen as they directly align the individual’s reward to the Group’s strategy and performance. The objective of the Group is to grow the business in a profitable and cash flow positive manner.

What are the performance conditions under the STI for KMP in 2014?	The STI performance hurdles (and weighting %) for 2014 were:
	KPI	Proportion of STI award KPI applies to	Minimum KPI A$’000	Stretch KPI A$’000
	EBIT	40%	1,622	2,433
	Free Cash Flow	30%	404	1,404
	Non-organic growth of EBIT	20%	1,000	2,000
	Board Discretion	10%	TBD	TBD

How are actual results measured against the performance hurdles?	For each performance hurdle there are two targets ‘Base’ and ‘Stretch’. ‘Base’ is the minimum target to trigger a STI payment for that hurdle. The amounts paid for each hurdle varies between 2.3%-12% of TFR for ‘Base’ and 4.5%-24% of TFR for ‘Stretch’. Where achievement is below ‘Base’ no payment is made.

What are the ranges of possible values of award under the STI plan?	Name	Position	Amount (Min – Max)
	Terry Stinson	Chief Executive Officer	0 - A$227,136
	Geoff Cathcart	Chief Technical Officer	0 - A$117,806
	Ian Veitch	Chief Financial Officer	0 - A$102,232

The maximum bonus is only payable if the stretch targets on all three of the KPI’s are achieved and the Board Discretion element is paid in full. No bonus is awarded where performance falls below minimum thresholds.

What was the value of STI paid in the financial year?	The Human Resources, Remuneration and Nomination Committee has considered the KPI related bonus for the 2014 financial year. The STI (KPI related) cash bonus available for the 2014 financial year is A$nil. This amount has been determined on the basis that 1) the EBIT for FY14 was below A$1,622,000, 2) the free cash flow for FY14 was below A$404,000, and 3) the non-organic growth of EBIT was below A$1,000,000.

Is a portion of STI deferred?	No. At this stage, the Board does not consider it appropriate to defer a portion of the STI (KPI related). This is because the performance criteria are objective (EBIT, free cash flow, and non-organic growth in EBIT) and obtained from the audited results of the Group.

Variable remuneration — long-term incentive (LTI)

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

Executive Long Term Share Plan

The table below contains a summary of the key features of the Executive Long Term Share plan (ELTSP).

What is the ELTSP?	The ELTSP is a performance based share plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

How does the ELTSP align the interests of shareholders and executives?	The ELTSP links rewards for the executive KMP to the Company’s strategy to grow shareholder value by increasing the Group’s earnings per share. Vesting of shares only occurs if Orbital generates earnings per share of at least 1.28 cents per share. The higher the earnings per share result the higher the number of shares that will vest.

How does the ELTSP support the retention of executives?	An objective of offering shares under the ELTSP is to promote retention. At any one time, an executive KMP will have unvested rights. If an executive resigns they would forfeit the benefits of those unvested rewards. This provides a valuable incentive to stay with the Company so long as the shares are seen by the executive KMP as likely to vest at the end of the performance period.

What are the principal terms of the issue made under the LTI in 2014?

•    Grant date: August 31, 2013 (Managing Director grant date: October 23, 2013 being the date of the AGM at which his participation in the plan was approved by shareholders).

•    Life: 3 years.

•    Expiry date: August 31, 2016.

•    Exercise Price: nil.

•    Fair value per right: 19.5 cents (Managing Director: 17 cents).

•    Market price of shares on grant date: 19.5 cents (Managing Director: 17 cents).

•    Measure of performance is earnings per share for the year ended June 30, 2016. See Table 3 for the vesting schedule.

•    Vested shares are held in trust by the trustee for a period of ten years, or until the cessation of employment.

What are the performance conditions for the vesting of ELTSP shares?

The performance conditions, which are based 100% on Earnings Per Share (EPS) (performance years 2014 and 2013), apply to determine the number of shares (if any) that vest to the Executives.

See tables 3, 4 and 5, below for the vesting schedules for EPS tested and TSR tested LTI awards granted in prior years.

How is the market price of the ELTSP determined?	The fair value of the EPS related rights is equal to the market price of shares on the grant date. The fair value of the TSR related rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date.

In what circumstances would the LTI entitlements be forfeited?	Where a participant ceases employment prior to the vesting of their award, the unvested shares are forfeited unless the Board applies its discretion to allow vesting at or post cessation of employment in appropriate circumstances.

What happens to LTI entitlements upon a change of control in the Group?	In the event of a change of control of the Group, the performance period end date will generally be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period, subject to ultimate Board discretion.

Do shares granted under the LTI dilute existing shareholders’ equity?	The issue of shares can have a small dilutionary impact upon other shareholders. However, the number of shares issued under the ELTSP in the five years preceding the offer must not exceed 5% of the total shares on issue at the time an offer to a participant is made.

Are the shares issued under the LTI bought on market?	No. the company issues new shares for the ELTSP, it does not buy the shares on the market.

Does the executive obtain the benefit of dividends paid on shares issued under the LTI?	KMP are entitled to any dividends paid on vested shares subject to the ten year restriction on trading. Unvested rights do not participate in dividend payments or any other distributions to shareholders.

What other rights does the holder of vested LTI shares have?	Subject to the conditions and restrictions attaching to the shares, the holder of the shares has the same rights as any other holder of shares. This includes voting rights, a right to dividends, bonus shares and capital distributions.

Does the Company have executive share ownership guidelines?	The Company does not have a formal policy requiring executives to own shares. However a significant component of each executive’s remuneration consists of grants under an employee share plan. Hence, at any given time, after an executive has been with the Company for more than three years, the executive typically has three unvested equity grants which are subject to performance conditions. As at the date of this report, all executives who have been with the company for longer than three years have shares in the Company which have fully vested or been acquired on market.

Can executive KMP hedge to ensure that they obtain a benefit from unvested LTI’s?	No. All executive KMP have been advised that under section 206J of the Corporations Act it is an offence for them to hedge unvested grants made under the ELTSP.

How many LTI awards vested in the financial year?	None. TSR Performance targets under the LTI offered in FY2011 were not met in FY2014 and the EPS for the financial year was less than 15 cents per share and as a result nil (2013: nil) shares were issued to KMPs.

Is a portion of LTI deferred?	Granted ELTSP shares are subject to a three year performance period. Vested ELSTP shares are subject to restrictions on trading for a period of ten years.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company for the performance year 2014:

Table 3 – Vesting schedule for the EPS tested LTI awarded for the performance year 2014

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0%

Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)

Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)

Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company for the performance year 2013:

Table 4 – Vesting schedule for the EPS tested LTI awarded for the performance year 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%

At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)

At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)

At or above 9 cents	100%

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalization to the Company.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will vest to the Executive.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Table 5 – Vesting schedule for the TSR tested LTI awarded for the performance year 2011 and 2012

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will vest under the FY2012, FY2013 and FY2014 offer unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ending June 30, 2014, June 30, 2015 and June 30, 2016 is at or above 15, 5 and 1.28 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2011 were not met in FY2014 and as a result nil (2013: nil) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2013, shareholders approved the terms and conditions of the Executive Long Term Share Plan and also approved the issue of shares to the Managing Directors under that plan.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson. The Performance Rights Plan was approved by shareholders in October 2008. The Board has no present intention to utilize the Performance Rights Plan for any other senior executives.

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

Table 6 – Vesting schedule for the performance rights plan

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

No performance rights were granted during the year ended June 30, 2014.

LTI awards for 2014 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on February 5, 2014. No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2014 financial year.

Details in respect of the award are provided in point 9.

6. COMPANY PERFORMANCE AND THE LINK TO REMUNERATION

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The STI is an “at risk” bonus provided in the form of cash, while the LTI is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Company performance and its link to medium-term incentives

EBIT, Free Cash Flow and Non-organic growth of EBIT are considered in setting the STI as they are considered important short term performance targets.

Company performance for the current year, the last 4 years and KPI targets are as follows:

Table 7 – Orbital five year performance linked to short-term incentives

	2010 A$’000	2011 A$’000	2012 A$’000	2013 A$’000	2014 A$’000	Minimum KPI A$’000	Stretch KPI A$’000
EBIT	4,641	2,043	(2,808)	2,570	1,554	1,622	2,433
Free Cash Flow	(3,350)	1,685	(768)	5,967	(1,054)	404	1,404
Non-organic growth in EBIT	—	—	—	—	—	1,000	2,000

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group’s total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to June 30, 2014. The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken in October 2010.

Company performance for the current year and last 4 years is as follows:

Table 8 – Orbital five year performance linked to long-term incentives

	2010		2011	2012	2013	2014	2014 Minimum	2015 Minimum
TSR ranking (percentile)	56th		*	*	18th	*	50th	50th
Earnings per share (cents)	9.39		3.65	(6.28)	0.74	3.39	15.00	9.00
Closing share price (A$)	0.25	**	0.25	0.22	0.15	0.16	—	—

*	The Company did not measure its TSR ranking in 2011, 2012, or 2014 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.
**	Share prices were adjusted for 10:1 share consolidation that occurred in October 2010.

As a result of the Company’s performance over the last five years, LTIs offered during 2007 were partially vested in financial year 2010. The performance target for the LTIs offered in 2008, 2009, 2010 and 2011 were not met during the financial years 2011, 2012, 2013 and 2014 and as such no shares vested.

7. EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalized in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on September 14, 2007:

•	The CEO receives fixed remuneration of A$378,000 per annum

•	The CEO’s target MTI opportunity per annum is 20% of annual Total Employment Costs (TEC) and his maximum STI opportunity per annum is 60% of TEC

•	The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

Table 9 – Summary of contractual provisions for the CEO

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None

Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None

Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

Table 10 – Summary of KMP termination provisions

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments

Employer initiated termination	3 months	3 months	Pro-rated for time and performance	Board discretion	4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year. The maximum entitlement to termination pay is limited to 65 weeks pay.
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION - COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of the Group’s Key Management Personnel are:

Table 11 – Compensation of KMP for the years ended June 30, 2014 and 2013

		Short Term			Post- Employment	Long-term Benefits*	Share Based Payments			Proportion of remuneration performance related %
	Year	Salary and Director’ Fees A$	Cash Bonuses A$	Total A$	Employer Superannuation Contributions A$	Long Service Leave A$ (d)	Employee Share Plans A$ (a)(b)	Performance Rights Plan A$ (c)	Total A$
Non-executive Directors

Mervyn T Jones	2014	88,494	—	88,494	8,195	—	—	—	96,689	—
Chairman and Director (Non-executive)	2013	63,486	—	63,486	5,714	—	—	—	69,200	—

Vijoleta Braach-Maksvytis	2014	65,474	—	65,474	6,063	—	—	—	71,537	—
Director (Non-executive)	2013	63,486	—	63,486	5,714	—	—	—	69,200	—

John P Welborn (e)	2014	2,522	—	2,522	240	—	—	—	2,762	—
Director (Non-executive)	2013	—	—	—	—	—	—	—	—	—

W Peter Day (f)	2014	46,234	—	46,234	4,277	—	—	—	50,511	—
Chairman and Director (Non-executive)	2013	90,459	—	90,459	8,141	—	—	—	98,600	—

Total Consolidated, all non-executive directors	2014	202,724	—	202,724	18,775	—	—	—	221,499	—
	2013	217,431	—	217,431	19,569	—	—	—	237,000	—
Executive Director
Terry D Stinson	2014	346,508	34,000	380,508	32,088	12,161	15,221	34,511	474,489	17.6%
Director and Chief Executive Officer	2013	333,945	—	333,945	40,073	8,387	82,867	49,283	514,555	25.7%

Other Key Management Personnel
Geoff P Cathcart	2014	242,643	20,000	262,643	26,803	7,581	9,388	—	306,415	9.6%
Chief Technical Officer	2013	213,525	—	213,525	25,623	14,558	33,774	—	287,480	11.7%

Ian G Veitch (g)	2014	208,308	20,000	228,308	19,269	4,670	2,941	—	255,188	9.0%
Chief Financial Officer	2013	77,964	—	77,964	6,870	12,245	6,266	—	103,345	6.1%

Keith A Halliwell (h)	2014	—	—	—	—	—	—	—	—	—
Chief Financial Officer	2013	168,814	—	168,814	18,058	(2,742)	(65,175)	—	118,955	(53.6)%

Total Consolidated, Executive Director and Key Management Personnel	2014	797,459	74,000	871,459	78,160	24,412	27,550	34,511	1,036,092	13.1%
	2013	794,248	—	794,248	90,624	32,448	57,732	49,283	1,024,335	10.4%

8. DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION COMPANY AND GROUP (continued)

Notes in relation to the table of directors’ and executive officers remuneration

(a)	The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.
(b)	The fair value of the TSR related Executive Long Term Share plan (“ELTSP”) rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognized in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

Table 12 – Summary of terms and conditions of unvested TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug 31, 2010	3 years	Aug 31, 2013	33 cents	nil	34 cents	60.00%	4.27%
Aug 31, 2011*	3 years	Aug 31, 2014	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was October 26, 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

Table 13 – Summary of terms and conditions of unvested EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
Aug 31, 2010	3 years	Aug 31, 2013	34 cents	nil	34 cents
Aug 31, 2011*	3 years	Aug 31, 2014	35 cents	nil	35 cents
Aug 31, 2012*	3 years	Aug 31, 2015	20 cents	nil	20 cents
Aug 31, 2013*	3 years	Aug 31, 2016	19.5 cents	nil	19.5 cents

*	The grant dates of the EPS related rights for the Managing Director were October 26, 2011, November 7, 2012 and October 23, 2013 respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(c)	The fair value of the Performance Rights is calculated at the date of grant through utilization of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognized in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Table 14 – Summary of terms and conditions of unvested performance rights

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
Aug 31, 2008	10 years	47 cents	A$2.50	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	35 cents	A$5.00	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	28 cents	A$7.50	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	23 cents	A$10.00	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	13 cents	A$20.00	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	9 cents	A$30.00	79 cents	55.00%	5.75%
Aug 31, 2008	10 years	5 cents	A$50.00	79 cents	55.00%	5.75%

(d)	Prior year comparatives have been restated to include long service leave

(e)	Mr Welborn became a KMP on June 17, 2014

(f)	Mr Day ceased to be a KMP on February 28, 2014

(g)	Mr Veitch became a KMP on February 11, 2013

(h)	Mr Halliwell ceased to be a KMP on February 8, 2013.

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

Table 15 – Summary of KMP executives interests in LTI equity rights

		Employee Share Plan No. 1				Executive Long Term Share Plan
		Number of shares issued	Share Price		Value (a) A$	Number of Rights Offered	Value of Rights Offered (b) A$	Number of Rights Vested	Number of Expired or Forfeited (c)
Executive Director
T D Stinson	2014	—		—	—	1,165,000	198,050	—	(665,000)
	2013	—		—	—	1,100,000	220,000	—	(525,000)
Executives
G P Cathcart	2014	5,844	A$	0.1711	1,000	537,000	104,715	—	(252,700)
	2013	7,468	A$	0.1339	1,000	450,000	90,000	—	(199,500)
I G Veitch	2014	5,844	A$	0.1711	1,000	466,000	90,870	—	(76,000)
	2013	7,468	A$	0.1339	1,000	330,000	66,000	—	(60,000)
K A Halliwell (d)	2014	—		—	—	—	—	—	—
	2013	7,468	A$	0.1339	1,000	600,000	120,000	—	(1,614,067)

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of October 31, 2013 and October 31, 2012 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights offered on August 31, 2013 and August 31, 2012 respectively using a Monte-Carlo simulation model for the TSR related rights (August 31, 2012 offer) and the market price on the grant date for EPS related right (August 31, 2012 and August 31, 2013 offers). The vesting of the shares offered on August 31, 2012 and August 31, 2013 is subject to the Group achieving the criteria listed in tables 3, 4 and 5. Performance conditions were met not in respect of rights offered in August 2010 and shares in relation to that offer expired at the expiration of the performance period during the 2014 financial year.
(c)	The value of the Executive Long Term Share Plan rights expired or forfeited during the period was A$nil on the date of expiry or forfeiture.
(d)	Represents 266,500 rights expired and 1,347,567 rights forfeited by Mr Halliwell on his resignation.

Table 16 – Movement of KMP executives interests in LTI equity rights

	Held at Jul 1, 2013	Offered	Forfeited	Vested	Expired (a)	Held at Jun 30, 2014	Not Exercisable
Executive director
Mr TD Stinson	2,535,000	1,165,000	—	—	(665,000)	3,035,000	3,035,000
Executives
Dr GP Cathcart	1,012,700	537,000	—	—	(252,700)	1,297,000	1,297,000
Mr IG Veitch	498,500	466,000	—	—	(76,000)	888,500	888,500

(a)	The fair value of these performance rights was nil at the expiry date.

Table 17 – Movement of KMP interests in shares

	Held at		Granted as compensation				Held at
	Jul 1, 2013	Purchases	ESP #1	ELTSP	Sales	Other (b)	Jun 30, 2014
Non-executive directors
Dr MT Jones	18,000	52,000	—	—	—	—	70,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Mr JP Welborn (a)	—	—	—	—	—	—	—
Mr WP Day	10,000	—	—	—	—	(10,000)	—
Executive director
Mr TD Stinson	392,690	—	—	—	—	—	392,690
Executives
Dr GP Cathcart	61,563	—	5,844	—	—	—	67,407
Mr IG Veitch	20,443	—	5,844	—	—	—	26,287

(a)	Mr JP Welborn was appointed a Non-executive director on June 17, 2014.
(b)	Represents shareholdings at the time that Mr WP Day ceased to be a KMP.

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

The Company, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments. Orbital believes that, throughout the 2014 financial year and to the date of this report, it has complied with all the ASXCGC Recommendations.

Information on Orbital’s corporate governance framework is also provided in the Corporate Governance section of Orbital’s website (www.orbitalcorp.com.au)

2. BOARD OF DIRECTORS

2.1 Role of the Board

ASXCGC Recommendations 1.1, 1.3

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfill this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

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

Recognizing the importance of Board renewal, the Committee takes each director’s tenure into consideration in its succession planning.

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

Shareholders will be invited to consider and approve the Remuneration Report at the 2014 AGM.

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

Members of the Audit Committee during the year were Dr M T Jones (Chairman July 1, 2013 – September 1, 2013), Mr W P Day (Chairman September 1, 2013 – February 28, 2014), Mr J P Welborn (Chairman since June 23, 2014) and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended June 30, 2014 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

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

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr V Braach-Maksvytis (Chairman), Dr M T Jones, Mr W P Day (July 1, 2013 – February 28, 2014) and Mr J P Welborn (since June 23, 2014).

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

4 SHAREHOLDERS

4.1 Shareholder Communication

ASXCGC Recommendations 6.1, 6.2

Directors recognize that shareholders, as the ultimate owners of the Company, are entitled to receive timely and relevant high quality information about their investment. Similarly, prospective new investors are entitled to be able to make informed investment decisions when considering the purchase of shares.

Information is communicated to shareholders as follows:

•	The disclosure of full and timely information about Orbital’s activities in accordance with the disclosure requirements contained in the ASX Listing Rules and the Corporations Act;

•	All information released to the market to be placed on the Company’s website promptly following release;

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act and US Securities Law; and

•

The half-yearly report contains summarized financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them.

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

6.2 Internal Control Framework

ASXCGC Recommendations 7.2, 7.4

The Board recognizes that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organizational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

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

6.4 Environmental Regulation

The Group holds a number of permits, licenses and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licenses and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis. The directors are not aware of any material breaches during the period covered by this report.

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

8.3 Workforce gender profile at June 30, 2014

Proportion of women in total organization:	22%
Proportion of women in senior executive positions:	0%
Proportion of women on the board:	25%

Employees

Details of the number, category and location of employees of the Orbital Group in the last three years are as follows:

Category	June 2014		June 2013		June 2012
	Aus	US	Aus	US	Aus	US
Executive	4	—	4	—	4	—
Orbital Autogas Systems	13	—	12	—	20	—
Sprint Gas	17	—	17	—	19	—
Administration	13	—	11	—	10	—
Engineers	26	—	24	—	31	—
Technicians	18	—	20	—	22	—
Others	2	—	2	—	2	—

Total	93	—	90	—	108	—

The management and employees of the Group are not associated with any particular labor union.

Share Ownership

Details of share ownership by Directors and senior managers at September 30, 2014 are as follows:

Directors	Ordinary Shares
T D Stinson	392,690
M T Jones	70,000
J P Welborn	—

Senior Managers
G P Cathcart	67,407
I G Veitch	26,287

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	55.6% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalization (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2010 and ending on August 31, 2013 (“Performance Period”).

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

Shares offered under the Plan will only be granted, at no cost to participants, if performance conditions are met or if, on cessation of employment, there is a Qualifying Reason. The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	55.6% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalization (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on September 1, 2011 and ending on August 31, 2014 (“Performance Period”).

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

Employee Share Plan - 2013 Offer

Under the Company’s No. 1 Plan referred to above, all eligible employees as at October 31, 2013 have been offered shares in the Company to the value of A$1,000 (determined on the basis of the weighted average market price of the Company’s shares as traded on the Australian Stock Exchange in the five trading days before that date). No shares have been offered to employees under the No. 2 Plan. On February 5, 2014, a total of 422,403 fully paid ordinary shares were issued to employees under the No. 1 Plan.

Executive Long Term Share Plan - 2013 Offer

At the Company’s Annual General Meeting on October 22, 2013, shareholders approved the participation of the Managing Director, Mr Terry Stinson, in the Company’s Executive Long Term Share Plan. Under this Plan, a performance related offer of shares has been made to the Managing Director and eligible executives of the Company. Mr Stinson has been offered up to 1,165,000 fully paid ordinary shares. Dr Cathcart has been offered up to 537,000 fully paid ordinary shares. Mr Veitch has been offered up to 466,000 fully paid ordinary shares.

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The performance conditions for the LTI offered in 2014 are based 100% on earnings per share.

Additionally, the number of shares granted is broken into four bands as shown in the table below.

Vesting schedule for the EPS tested LTI awarded for the performance years 2014

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0% to 25%

Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)

Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)

Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Orbital’s ordinary shares currently constitute the entire outstanding capital of the Company. As of September 30, 2014, Orbital had issued and outstanding 44,781,295 fully paid ordinary shares. Orbital is not directly or indirectly controlled by another corporation or by any foreign government and there are no arrangements known to Orbital, the operation of which may at a subsequent date result in a change in control of Orbital.

September 2014:

There were only two shareholders who had greater than 5% of the Company’s issued capital. The details of the shareholders were:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on August 1, 2013)	4,760,107	10.63%

Mulloway Pty Ltd (as notified February 18, 2014)	2,580,688	5.76%

September 2013:

There is only one shareholder who has greater than 5% of the Company’s issued capital. The details of the shareholder are:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on August 1, 2013)	4,760,107	9.65%

September 2012:

There were only two shareholders who had greater than 5% of the Company’s issued capital. The details of the shareholders were:

Name	Number of shares held	% of shares
SG Hiscock & Company Ltd (as notified on July 13, 2011)	4,755,400	9.80%

Deutsche Bank AG (as notified October 15, 2012)	3,361,357	6.90%

The Executive Officers and Directors of Orbital as a group own 556,384 ordinary shares which represent 1.26% of that class.

Major shareholders do not have different voting rights from other shareholders.

Shareholder Locations

There are 44,781,295 ordinary shares in the Company on issue at September 30, 2014, 95% of which are held by 4,332 shareholders located in Australia and 2% of which are held by 76 shareholders located in the United States.

On September 9, 2013 the Company announced the cancellation of the ADR program and delisting from NYSE MKT taking effect on December 6, 2013 being the last day of trading for Orbital’s ADRs on the NYSE MKT. The Company intends to deregister twelve months after its ADRs were delisted from the NYSE MKT, or as soon as possible thereafter, pursuant to the applicable U.S federal securities laws and regulations. As of September 30, 2014 no shares were held in the form of ADRs traded on the NYSE MKT, as the Company delisted from the NYSE MKT effective December 6, 2013.

Related Party Transactions

There were no related party transactions with Directors during fiscal 2014 (nil in both fiscal 2013 and 2012).

The aggregate amounts receivable from (net of provisions for doubtful debts)/ payable to wholly owned controlled entities by the Company at September 30, 2014 and June 30 in each of the preceding three years are as follows:

	September 30, 2014 (A$000’s)	2014 (A$000’s)	2013 (A$000’s)	2012 (A$000’s)

Receivables - Non-current	44,405	44,405	44,820	30,351
Borrowings - Non-current	20,305	18,865	19,160	14,571

The largest amounts outstanding during the periods covered were as follows:

	2014 (A$000’s)	2013 (A$000’s)	2012 (A$000’s)

Receivables - Non-current	44,820	45,149	30,639
Borrowings - Non-current	20,279	19,160	14,802

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

During fiscal 2014, nil interest expense (fiscal 2013: nil; fiscal 2012: nil) was recognized by the Company in relation to these loans. The interest rate charged during the year was nil (2013 and 2012: nil).

Details of dealings with other related parties, being Synerject LLC, are as follows:

The aggregate amounts receivable from / payable to Synerject LLC by the Orbital Group at September 30, 2014 and June 30 in each of the preceding three years are:

	September 30, 2014 (A$000’s)	2014 (A$000’s)	2013 (A$000’s)	2012 (A$000’s)

Receivables - Current	—	1	3	—

Payables - Current	—	—	—	63

During fiscal 2014, the Group purchased goods and services to the value of A$110,000 (2013: A$148,000) from Synerject LLC. All trading transactions are in the ordinary course of business and on normal commercial terms and conditions. The Group received dividends of A$1,634,122 (2013: A$1,484,854) from Synerject LLC.

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

Dividend Policy

Orbital’s Board of Directors annually reviews the Group’s ability to pay dividends, which may be declared out of current year profits or retained earnings of the Company. The Company does not anticipate being in a position to pay a dividend in the 2014 fiscal year.

ITEM 9.	THE OFFER AND LISTING

Nature Of Trading Market

Orbital’s ordinary shares are traded on the ASX. The ASX is a nationally operated stock exchange with an Automated Trading System in the capital city of each Australian state.

The ordinary shares were also traded in the United States in the form of ADSs evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon as depositary under a deposit agreement dated April 16, 2010. Each ADS represented sixteen ordinary shares. The ADSs have traded on NYSE MKT with effect from August 25, 2011, under the symbol “OBT”. Prior to that time, the ADSs were traded on the Over the Counter Bulletin Board (OTCBB) with effect from July 1, 2004 until August 25, 2011, under the symbol “OBTMY”.

On September 9, 2013 the Company announced the cancellation of the ADR program and delisting from NYSE MKT taking effect on December 6, 2013 being the last day of trading for Orbital’s ADRs on the NYSE MKT. The Company intends to deregister twelve months after its ADRs are delisted from the NYSE MKT, or as soon as possible thereafter, pursuant to the applicable U.S federal securities laws and regulations. As of September 30, 2014 no shares were held in the form of ADRs traded on the NYSE MKT, as the Company delisted from the NYSE MKT effective December 6, 2013.

The following table sets forth, for the periods indicated, the high and low closing sale prices per share and the high and low day trade volume of Orbital’s fully paid ordinary shares based upon information provided by the ASX Automated Trading System, and the high and low closing sale prices per ADS and the high and low day trade volume as reported on the OTCBB and NYSE MKT. On October 28, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorized to round that fraction up to the nearest whole share. The share consolidation became effective on October 28, 2010. Note that effective April 19, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 40 to 1 : 160 and effective October 31, 2010 the ratio of ordinary shares to ADSs was changed from 1 : 16. Please note that the ADS prices quoted below for dates prior to April 19, 2010 and October 31, 2010 have not been restated to account for the change of ratio of ordinary shares to ADSs.

	Ordinary Shares						American Depositary Shares**
	High Price		High Volume	Low Price		Low Volume	High Price		High Volume	Low Price		Low Volume
2009-10	A$	0.080	8,644,033	A$	0.025	0	US$	6.00	17,000	US$	1.36	0
2010-11	A$	0.46	653,072	A$	0.18	0	US$	7.30	11,800	US$	2.88	0
2011-12	A$	0.40	360,000	A$	0.18	0	US$	6.48	12,100	US$	3.06	0
2012-13	A$	0.40	3,368,100	A$	0.13	0	US$	7.00	29,500	US$	2.43	0
2013-14	A$	0.22	1,473,600	A$	0.14	0	U$	4.32	147,500	US$	2.05	0

**	Through December 6, 2013.

2012-13	Q1	A$	0.25		3,300,000	A$	0.18		0	US$	4.30		7,300	US$	2.92		0
	Q2	A$	0.22		3,368,100	A$	0.13	*	0	US$	3.42		3,800	US$	2.59		0
	Q3	A$	0.40	*	925,000	A$	0.17		0	US$	7.00	*	29,500	US$	2.64		0
	Q4	A$	0.22		3,021,200	A$	0.15		0	US$	3.17		6,400	US$	2.43	*	0

2013-14	Q1	A$	0.22	*	459,600	A$	0.15		0	US$	4.32	*	147,500	US$	2.05	*	0
	Q2	A$	0.20		1,473,600	A$	0.14	*	0	US$	2.78		43,100	US$	2.12	##	0
	Q3	A$	0.19		273,400	A$	0.15		0		—		—		—		—
	Q4	A$	0.19		308,600	A$	0.14	*	0		—		—		—		—

Apr 2014		A$	0.19		163,200	A$	0.16		0		—		—		—		—
May 2014		A$	0.18		289,200	A$	0.17		0		—		—		—		—
Jun 2014		A$	0.17		308,600	A$	0.14		0		—		—		—		—
Jul 2014		A$	0.17		2,556,900	A$	0.14		0		—		—		—		—
Aug 2014		A$	0.20		411,200	A$	0.16		0		—		—		—		—
Sept 2014		A$	0.26		682,000	A$	0.19		0		—		—		—		—

*	Denotes annual high and low closing market prices in the relevant year.
##	ADS closing prices provided through to December 6, 2013 representing the last day of trading on the NYSE MKT.

On June 27, 2014, the Company announced that it was going to undertake an on-market share buy-back of up to 10% of its issued capital in accordance with the Corporations Act and Rules of the Australian Stock Exchange. The buy-back commenced on July 15, 2014 and was completed on July 20, 2014. During this period the Company bought back 4,975,699 shares at a total consideration paid of A$771,000. On July 24, 2014 the 4,975,699 shares were cancelled.

On September 30, 2014, the closing sale price of the ordinary shares on the ASX was A$0.26 per ordinary share. As of September 30, 2014 no shares were held in the form of ADRs traded on the NYSE MKT, as the Company delisted from the NYSE MKT effective December 6, 2013.

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

4.	Actions necessary to change the rights of holders of our shares or holders of a class of shares

Changes to the rights of shareholders in relation to a particular class of shares may only be made with the consent in writing of the holders of three-quarters of the issued shares of that class or if authorized by a special resolution passed at a separate meeting of the holders of that class of share. The Company does not currently have different classes of shares.

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

For purposes of this discussion, a US Holder is any beneficial owner of ADSs or ordinary shares that is:

•	a citizen or resident of the United States;

•	a corporation organized under the laws of the United States or any state;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

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

Withholding Tax on Dividends

The Treaty limits to 15% the Australian withholding tax on the unfranked portion of a dividend paid by an Australian company to a US Holder who is a resident of the United States for the purposes of the Treaty and who is beneficially entitled to the dividend, unless the recipient carries on business in Australia through a permanent establishment, or performs independent personal services from a fixed base in Australia, and his shareholding is effectively connected with the permanent establishment or fixed base, in which case a 30% withholding tax applies. Where a US resident company holds at least 10%, but less than 80%, of the voting power of an Australian company, Australian withholding tax on the unfranked portion of a dividend is chargeable at 5%. No withholding tax is chargeable on dividends paid to a US resident company which is a listed public company from an 80% or more beneficially owned subsidiary. The limitations on the rate of Australian withholding tax chargeable on dividend payments under the Treaty are not applicable in the case of recipients who are not “qualified persons” under the Treaty. Holders of ADSs or ordinary shares should consult their tax advisor as to whether they are “qualified persons” under the Treaty.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, US Holders will include in gross income the gross amount of any dividend paid, before reduction for Australian withholding taxes, by Orbital out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. In general dividends paid to non-corporate US Holders that constitute qualified dividend income will be taxable at a maximum rate of 15 percent provided that the US Holder holds the ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to the ADSs or ordinary shares generally will be qualified dividend income.

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

Distributions of additional ordinary shares to US Holders with respect to their ADSs or ordinary shares that are made as part of a pro rata distribution to all shareholders of Orbital will generally not be subject to United States federal income tax upon such distribution.

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

A summary of market risk factors is generally discussed below. For additional quantitative and qualitative information about these market risks, refer to note 12 “Financial Risk Managements Objectives and Policies” in our audited consolidated financial statements.

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

Approximately 10% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

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

There are no significant concentrations of credit risk within the Group, other than the research and development grant receivable from the Australian Government. Financial instruments are only invested with a major financial institution to minimize the risk of default of counterparties.

Liquidity risk

The Group repaid its finance facility with its bankers during fiscal 2013. The Group’s does not have any other bank overdrafts, bank loans, preference shares or committed available credit lines as at June 30, 2014.

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

Fees and payments made by the depositary to the issuer

The Bank of New York Mellon has agreed to pay third parties on behalf of Orbital for certain expenses incurred in connection with the ADR programme. For the year ended June 30, 2014, The Bank of New York paid US$135 to third parties on behalf of Orbital. The Bank of New York Mellon also waived certain of its standard fees and expenses associated with the administration of the programme relating to routine programme maintenance, reporting, distribution of cash dividends, annual meeting services and report mailing services.

Under certain circumstances, including removal of the Bank of New York Mellon as depositary or termination of the ADR programme by Orbital, Orbital is required to repay The Bank of New York Mellon any amounts of administrative fees and expenses waived during the 12 month period prior to notice of removal or termination. Orbital was required to pay US$47,979 as a result of the termination of the ADR programme during fiscal 2014.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures:

Orbital has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of Orbital, of the effectiveness of the design and operation of Orbital’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Orbital’s Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2014, Orbital’s disclosure controls and procedures were effective.

(b) Management’s Report on Internal Control Over Financial Reporting:

Orbital’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Orbital’s management assessed the effectiveness of its internal control over financial reporting as of June 30, 2014. In making this assessment, Orbital’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO (1992 Framework), in Internal Control-Integrated Framework. Based upon its assessment, Orbital’s management concluded that, as of June 30, 2014, its internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm:

The Group is a non-accelerated filer and as such Ernst & Young, an Independent Registered Public Accounting Firm that audited the Fiscal 2014 consolidated financial statements included in this annual report on Form 20-F, is not required to issue an Attestation Report for Fiscal 2014.

(d) Changes in Internal Control Over Financial Reporting:

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s audit committee is made up of the three independent non-executive directors of the Company’s Board. Mr J P Welborn qualifies as an audit committee financial expert as defined under the rules of the SEC. His responsibilities are, however, the same as those of the other Audit Committee members. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any other purpose as a result of being identified as an audit committee financial expert. Mr Welborn is a Chartered Accountant with a Bachelor of Commerce degree from the University of Western Australia and holds memberships of the Institute of Chartered Accountants in Australia, the Financial Services Institute of Australasia and the Australian Institute of Company Directors.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s independent registered public accounting firm, Ernst & Young are as follows:

	2014		2013
Services Rendered	Fees (A$)%		Fees (A$)%

Audit Fees – Australian Reporting	238,900	64.6%	225,600	66.7%
Audit Fees – USA Reporting	115,900	31.4%	112,500	33.3%
Audit – Related Fees	—	—	—	—
All Other Fees (1)	14,850	4.0%	—	—

(1)	All other fees relate to services performed to review the design of the Executive incentive program.

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

Orbital confirms that throughout fiscal 2014, and at the date of this document the Group applied the principles of, and was compliant with, the provisions of the ASX Principles and that, since listing on the NYSE MKT, applied the principles of, and was compliant with, the NYSE MKT Rules.

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

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets at December 31, 2013 and 2012	2

Consolidated Statements of Income for the 12 month periods ended December 31, 2013 and December 31, 2012, and December 31, 2011	3

Consolidated Statements of Members’ Equity and Comprehensive Income for the 12 month periods ended December 31, 2013 and December 31 2012, and December 31, 2011	4

Consolidated Statements of Cash Flows for the 12 month periods ended December 31, 2013 and December 31, 2012, and December 31, 2011	5

Notes to the Consolidated Financial Statements	7

(1)	The financial statements of Synerject LLC are provided pursuant to Rule 3-09 of Regulation S-X

(c) Exhibits

1.1	Constitution of Orbital Corporation Limited dated October 26, 2004 (incorporated herein by reference from Item 19.(c)1.1 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed on December 30, 2004.)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TECHNICAL TERMS

“Aftermarket”	refers to components that are added to a vehicle after its original manufacture.

“Chassis dynamometer”	Equipment used to apply a load to a vehicle in order to measure its power or to simulate actual operating characteristics.

“Direct injection” or “DI”	In a gasoline engine, direct injection means fuel injection directly into the combustion chamber. Most automotive gasoline engines with fuel injection inject into the intake manifold, not the combustion chamber.

“Dynamometer”	A piece of equipment used to apply a load to an engine in order to measure its power or to simulate actual operating characteristics.

“Emissions”	Refers generally to the polluting exhaust gases of an engine which are subject to governmental legislation (usually HC, CO and NOx).

“EFI”	Electronic Fuel Injection is when the fuel delivery per engine cycle is calculated by the Engine Management System from various inputs (e.g. engine speed, load, airflow) to enable precise fuel metering/delivery to the intake manifold of the engine for improved combustion, fuel economy and emission control.

“Four-stroke”	A “four-stroke cycle” or sometimes called the “Otto cycle”. A type of internal combustion engine operating cycle requiring two full engine revolutions (two up and two down piston movements) per combustion event in an engine.

“Fuel Rail Assembly”	The fuel rail assembly is an assembly, typically a cast modular, or extruded assembly that houses the fuel injector, interfaces the fuel injector to the air injector and provides fuel and air services to the injectors. Frequently the air and fuel regulators will be incorporated into the fuel rail assembly.

“Horsepower”	A unit of measure of power in the U.S. and Imperial system. The metric equivalent of horsepower is Kilowatt. One Kilowatt is equivalent to 1.34hp.

“FlexDiTM”	A general term to describe the fuel injection and combustion process developed and marketed by Orbital.

“FlexDi Technology”	A collective term to describe the proprietary and non-proprietary technology involved in the Orbital Combustion Process and the technology that contributes to enhance the performance of engines that employ the FlexDiTM Technology. The proprietary technology or intellectual property includes patents, patent applications, copyrights and confidential know-how and trade secrets.

“LPG”	Liquid Petroleum Gas

“LLi” or “Liquid”	An Orbital developed Liquid Injection System for LPG fuel systems.

“OrbitalTM Engine”	A vane-type rotary internal combustion engine originally invented by Orbital’s founder, Ralph Sarich. Orbital is no longer exploiting this technology.

“Production validation”	The process of engineering development carried out prior to the decision to produce a product in commercial quantities. Production validation tests attempt to simulate actual commercial use.

“Stoichiometric”	The chemically correct or theoretical proportions of reactants (fuel and air) in order for complete combustion to occur. Complete combustion is a process which burns all the carbon (C) to (CO2), all hydrogen (H) to (H2O) and all sulphur (S) to (SO2). If there are unburned components in the exhaust gas such as C, H2, CO the combustion process is uncompleted.

“SUAS”	Small Unmanned Aerial System.

“Two-stroke”	In full, a “two-stroke cycle”. A type of internal combustion engine operating cycle requiring one full engine revolution (one up and one down piston movement) per combustion event in an engine.

“UAS”	Unmanned Aerial Systems.

“UAV”	Unmanned Aerial Vehicle.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORBITAL CORPORATION LIMITED
(Registrant)

/s/ Ian Graham Veitch
Date: October 22, 2014	Ian Graham Veitch Chief Financial Officer

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orbital Corporation Limited

We have audited the accompanying consolidated statements of financial position of Orbital Corporation Limited (the “Company”) as of June 30, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orbital Corporation Limited at June 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Perth, Australia

October 22, 2014

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

			Consolidated
	Note		2014	2013	2012
			A$‘000	A$‘000	A$‘000
Sale of goods			14,136	23,424	14,020
Engineering services income			2,898	2,057	7,131
Royalty and licence income			1,124	1,007	967
Other revenue	6		179	211	243

Total Revenue			18,337	26,699	22,361

Other income	7		4,402	3,889	1,325
Materials and consumables	8	(d)	(7,283)	(10,428)	(8,116)
Employee benefits expense	8	(a)	(9,642)	(11,210)	(11,670)
Depreciation and amortisation			(908)	(959)	(991)
Engineering consumables and contractors			(985)	(688)	(2,271)
Occupancy expenses			(1,839)	(1,814)	(1,734)
Travel and accommodation			(278)	(407)	(432)
Communications and computing			(408)	(621)	(783)
Patent costs			(260)	(308)	(322)
Insurance costs			(694)	(690)	(663)
Audit, compliance and listing costs			(948)	(516)	(569)
Finance costs	8	(b)	(536)	(687)	(692)
Other expenses	8	(c)	(1,017)	(3,386)	(2,179)

Share of profit from associate	15		3,256	3,220	3,480

Profit/(loss) before income tax			1,197	2,094	(3,257)

Income tax benefit/(expense)	9	(a)	479	(1,730)	204

Profit/(loss) for the year attributable to owners of the parent			1,676	364	(3,053)

Earnings/(loss) per share

Basic earnings/(loss) per share (in cents)	10		3.39	0.74	(6.28)
Diluted earnings/(loss) per share (in cents)	10		3.39	0.74	(6.28)

The income statement is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-50.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED

30 JUNE 2014, 2013 AND 2012

	Consolidated
	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Net profit/(loss) for the year	1,676	364	(3,053)

Items that may be reclassified subsequently to profit or loss
Share of foreign currency reserve of equity accounted investment	80	35	(199)
Foreign currency translation reserve released on sale of share in equity accounted investment	—	(18)	—
Foreign currency translation	(340)	1,505	830

Other comprehensive (loss)/ income for the period, net of tax	(260)	1,522	631

Total comprehensive income/(loss) for the year	1,416	1,886	(2,422)

Total comprehensive income/(loss) for the period attributable to owners of the parent	1,416	1,886	(2,422)

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-50.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2014, 2013

AND 2012

	Share Capital	Retained Profits	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482

Loss for the period	—	(3,053)	—	—	(3,053)
Other comprehensive income	—	—	—	631	631

Total comprehensive (loss)/ income for the period	—	(3,053)	—	631	(2,422)

Share based payments	91	—	280	—	371

Balance at 30 June 2012	19,436	2	1,547	(3,554)	17,431

At 1 July 2012	19,436	2	1,547	(3,554)	17,431

Profit for period	—	364	—	—	364
Other comprehensive income	—	—	—	1,522	1,522

Total comprehensive income for the period	—	364	—	1,522	1,886

Share based payments	82	—	98	—	180

Balance at 30 June 2013	19,518	366	1,645	(2,032)	19,497

At 1 July 2013	19,518	366	1,645	(2,032)	19,497

Profit for period	—	1,676	—	—	1,676
Other comprehensive loss	—	—	—	(260)	(260)

Total comprehensive income/(loss) for the period	—	1,676	—	(260)	1,416

Share based payments	72	—	60	—	132

Balance at 30 June 2014	19,590	2,042	1,705	(2,292)	21,045

The statement of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-50.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2014 AND 2013

		Consolidated
	Note	2014	2013
		A$‘000	A$‘000

ASSETS
Current assets
Cash and cash equivalents	11	5,416	6,902
Other financial assets	12	1,341	705
Trade and other receivables	13	5,755	4,713
Inventories	14	3,328	3,158

Total current assets		15,840	15,478

Non-current assets
Investment in associate	15	13,980	12,468
Deferred taxation asset	16	5,001	4,656
Plant and equipment	17	2,845	3,383
Intangibles and goodwill	18	—	146

Total non-current assets		21,826	20,653

TOTAL ASSETS		37,666	36,131

LIABILITIES
Current liabilities
Trade payables and other liabilities	19	3,696	2,801
Borrowings	12	521	432
Contingent consideration	12	638	886
Employee benefits	21	1,938	1,837
Deferred revenue	22	316	316
Government grants	23	225	225
Other provisions	24	192	795

Total current liabilities		7,526	7,292

Non-current liabilities
Borrowings	12	19	42
Long term borrowings	12	7,792	7,757
Employee benefits	21	32	55
Government grants	23	974	1,199
Other provisions	24	278	289

Total non-current liabilities		9,095	9,342

TOTAL LIABILITIES		16,621	16,634

NET ASSETS		21,045	19,497

EQUITY
Share capital	25	19,590	19,518
Reserves	26	(587)	(387)
Retained profits	26	2,042	366

TOTAL EQUITY		21,045	19,497

The statement of financial position is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-50.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

		Consolidated
	Note	2014	2013	2012
		A$‘000	A$‘000	A$‘000

Cash Flows from Operating Activities
Cash receipts from customers		20,825	29,524	25,209
Cash paid to suppliers and employees		(22,826)	(30,920)	(29,233)

Cash used by operations		(2,001)	(1,396)	(4,024)
Interest received		179	211	243
Interest paid		(50)	(206)	(250)
Income taxes paid		(42)	(326)	(214)

Net cash used in operating activities	31	(1,914)	(1,717)	(4,245)

Cash Flows from Investing Activities

Dividends received from associate		1,634	1,485	1,544
Proceeds from sale of share in investment in associate		—	5,777	—
Net Proceeds from sale of plant and equipment		64	9	49
Acquisition of plant and equipment		(377)	(253)	(696)
Investment in short term deposit		(460)	—	—
Redemption of short term deposit		—	666	2,063

Net cash from investing activities		861	7,684	2,960

Cash Flows from Financing Activities
Proceeds from borrowings		—	—	1,930
Repayment of borrowings		(433)	(2,864)	(288)

Net cash (used in)/provided by financing activities		(433)	(2,864)	1,642

Net (decrease)/increase in cash and cash equivalents		(1,486)	3,103	357

Cash and cash equivalents at 1 July		6,902	3,799	3,442

Cash and cash equivalents at 30 June	11	5,416	6,902	3,799

Non-Cash Investing and Financing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2012, 2013 and 2014.

Refer to note 5 for details of non-cash operating items.

The statement of cash flows is to be read in conjunction with the notes to the financial statements set out on pages F-7 to F-50.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2014 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report and Note 5).

The consolidated financial report was authorised for issue by the directors on October 22, 2014.

2. BASIS OF PREPARATION

(a) Statement of Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The consolidated financial statements have also been prepared on the historical cost basis, except for derivative asset and contingent consideration which is measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand dollars unless otherwise stated.

(c) Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the entities within the Group.

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

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year. From 1 July 2013, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2013 as described in the table below. The Group has not elected to early adopt any new standards or amendments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) New Accounting Standards and Interpretations (continued)

Reference	Title	Summary
IFRS 10 (AASB 10)	Consolidated Financial Statements

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

Consequential amendments were also made to this and other standards via IFRS 10 and IFRS 11.

There is no impact to The Group.

IFRS 12 (AASB 12)	Disclosure of Interests in Other Entities

IFRS 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests.

Additional disclosures were made in Note 15.

IFRS 13 (AASB 13)	Fair Value Measurement

IFRS 13 establishes a single source of guidance for determining the fair value of assets and liabilities. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value when fair value is required or permitted. Application of this definition may result in different fair values being determined for the relevant assets.

IFRS 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

Additional disclosures were made in Note 12.

IAS 19 (AASB 119)	Employee Benefits

The main change introduced by this standard is to revise the accounting for defined benefit plans. The amendment removes the options for accounting for the liability, and requires that the liabilities arising from such plans is recognised in full with actuarial gains and losses being recognised in other comprehensive income. It also revised the method of calculating the return on plan assets.

The revised standard changes the definition of short-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

There is no material impact to The Group.

(b) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are all those entities over which the Group has control.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Consolidated Entity controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Basis of Consolidation (continued)

(i) Subsidiaries (continued)

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra- Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

(c) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are converted to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

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

Cash and cash equivalents - refer note 11

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets - refer note 12

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days. Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade and other receivables - refer note 13

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

Trade and other payables - refer note 19

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Borrowings - refer note 12

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

Long term borrowings - refer note 12

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,000 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025.

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan on initial recognition is accounted for as a government grant as disclosed in note 12(b).

Contingent consideration - refer note 12

Included in non-current liabilities is an amount owing to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd. The contingent consideration was recognised initially at fair value and subsequently at fair value through profit and loss.

(ii) Derivative financial instruments

The Group may use derivative financial instruments to mitigate its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Inventories - refer note 14

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

(f) Plant and Equipment - refer note 17

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

(g) Intangibles and goodwill - refer note 18

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Intangibles and goodwill (continued) - refer note 18

(iii) Goodwill (continued)

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

(i) Share Capital - refer note 25

i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Employee Benefits

(i) Short-term benefits - refer note 21

The provisions for employee entitlements expected to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on employee benefits that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable

(ii) Long Service Leave - refer note 21

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

(iii) Defined Contribution Superannuation Fund - refer note 33

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv) Share-based payment transactions - refer note 32

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

(k) Provisions - refer note 24

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue Recognition (continued)

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

(o) Income Tax - refer note 9

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

(p) Operating Segments - refer note 5

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Operating Segments - refer note 5 (continued)

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

(r) Earnings Per Share - refer note 10

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

(s) Government Grants - refer note 23

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

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with AASB 139 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2014, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Application date for Group*
IFRS 9 (AASB 9)	Financial Instruments

On 24 July 2014 The IASB issued the final version of IFRS 9 (AASB 9) which replaces IAS 39 (AASB 139) and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting.

IFRS 9 (AASB 9) is effective for annual periods beginning on or after 1 January 2018. However, the Standard is available for early application. The own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments.

The final version of IFRS 9 (AASB 9) introduces a new expected-loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new Standard requires entities to account for expected credit losses from when financial instruments are first recognised and to recognise full lifetime expected losses on a more timely basis.

The AASB is yet to issue the final version of AASB 9. A revised version of AASB 9 (AASB 2013-9) was issued in December 2013 which included the new hedge accounting requirements, including changes to hedge effectiveness testing, treatment of hedging costs, risk components that can be hedged and disclosures.

IFRS 9 (AASB 9) includes requirements for a simplified approach for classification and measurement of financial assets compared with the requirements of IAS 39 (AASB 139).

The main changes are described below.

a.       Financial assets that are debt instruments will be classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows.

b.       Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

c.       Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

d.       Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows:

•     The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•     The remaining change is presented in profit or loss

IFRS 9 (AASB 9) also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognised in profit or loss.

Consequential amendments were also made to other standards as a result of IFRS 9 (AASB 9), introduced by AASB 2009-11 and superseded by AASB 2010-7, AASB 2010-10 and AASB 2014-1 – Part E.

			1 January 2018	1 July 2018

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
Amendments to IAS 32 (AASB 2012-3)	Amendments to International Financial Reporting Standards - Offsetting Financial Assets and Financial Liabilities	Amendments to IAS 32 (AASB 2012-3) adds application guidance to IAS 32 (AASB 132) Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of IAS 32 (AASB 132), including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.	1 January 2014	1 July 2014
IFRIC 21 (Interpretation 21)	Levies	This Interpretation confirms that a liability to pay a levy is only recognised when the activity that triggers the payment occurs. Applying the going concern assumption does not create a constructive obligation.	1 January 2014	1 July 2014
Amendments to IAS 36 (AASB 2013-3)	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	Amendments to IAS 36 (AASB 2013-3) amend the disclosure requirements in IAS 36 (AASB 136) Impairment of Assets. The amendments include the requirement to disclose additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.	1 January 2014	1 July 2014
Annual Improvements to IFRS’s 2010–2012 Cycle	Annual Improvements to IFRSs 2010–2012 Cycle

This standard sets out amendments to Australian Accounting Standards arising from the issuance by the International Accounting Standards Board (IASB) of International Financial Reporting Standards (IFRSs) Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle.

Annual Improvements to IFRSs 2010–2012 Cycle addresses the following items:

•     IFRS 2 (AASB 2) - Clarifies the definition of ‘vesting conditions’ and ‘market condition’ and introduces the definition of ‘performance condition’ and ‘service condition’.

•     IFRS 3 (AASB 3) - Clarifies the classification requirements for contingent consideration in a business combination by removing all references to AASB 137.

•     IFRS 8 (AASB 8) - Requires entities to disclose factors used to identify the entity’s reportable segments when operating segments have been aggregated. An entity is also required to provide a reconciliation of total reportable segments’ asset to the entity’s total assets.

•     IAS 16 & IAS 38 (AASB 116 & AASB 138) - Clarifies that the determination of accumulated depreciation does not depend on the selection of the valuation technique and that it is calculated as the difference between the gross and net carrying amounts.

IAS 24 (AASB 124) - Defines a management entity providing KMP services as a related party of the reporting entity. The amendments added an exemption from the detailed disclosure requirements in paragraph 17 of IAS 24 (AASB 124) for KMP services provided by a management entity. Payments made to a management entity in respect of KMP services should be separately disclosed.

			1 July 2014	1 July 2014

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
Annual Improvements to IFRSs 2011-2013 Cycle	Annual Improvements to IFRSs 2011–2013 Cycle

Annual Improvements to IFRSs 2011–2013 Cycle addresses the following items:

•     IFRS 13 (AASB13) - Clarifies that the portfolio exception in paragraph 52 of IFRS 13 (AASB 13) applies to all contracts within the scope of IAS 39 (AASB 139) or IFRS 9 (AASB 9), regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 (AASB 132).

IAS 40 (AASB40) - Clarifies that judgement is needed to determine whether an acquisition of investment property is solely the acquisition of an investment property or whether it is the acquisition of a group of assets or a business combination in the scope of IFRS 3 (AASB 3) that includes an investment property. That judgement is based on guidance in IFRS 3 (AASB 3).

			1 July 2014	1 July 2014
Amendments to IAS 16 and IAS 38** (AASB 116 and AASB 138)	Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

IAS 16 (AASB 116) and IAS 38 (AASB 138) both establish the principle for the basis of depreciation and amortisation as being the expected pattern of consumption of the future economic benefits of an asset.

The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

			1 January 2016	1 July 2016
IFRS 15**	Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts,

IAS 18 Revenue and related Interpretations (IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services).

The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:

(a)     Step 1: Identify the contract(s) with a customer

(b)     Step 2: Identify the performance obligations in the contract

(c)     Step 3: Determine the transaction price

(d)     Step 4: Allocate the transaction price to the performance obligations in the contract

(e)     Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

Early application of this standard is permitted.

			1 January 2017	1 July 2017

*	Designates the beginning of the applicable annual reporting period unless otherwise stated.
**	These IFRS amendments have not yet been adopted by the AASB.

The adoption of the standards and interpretations effective from 1 July 2014 will have no impact on the financial position or performance of the Group.

The Directors have not yet determined the impact of new and amended accounting standards and interpretations applicable from 1 July 2015.

(v) Comparatives

Certain comparatives have been reclassified to conform with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No. 1 is the market value on the date of issue. The fair value of the TSR related Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 32. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 32. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of non-financial assets

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit. The cash flows are derived from budgets approved by management and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to gross sales and gross margins used in the value in use models. The key assumptions used to determine the recoverable amount for the different CGUs are, disclosed and further explained in Note 17 and Note 18.

As a result of these assessments, the Company has impaired the goodwill previously recognised on the acquisitions of Orbital Autogas Systems and Sprint Gas in 2013. Refer to note 18 for more information.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(b) Significant accounting estimates and assumptions (continued)

Impairment of goodwill, intangibles with indefinite useful lives and plant and equipment

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. Refer to Note 18 for further information.

Plant and equipment are tested whenever events or changes in circumstances indicate that the carrying value exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Refer to Note 17 for further information.

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

Other Provisions

The other provisions account includes a provision for restoration obligations relating to SUAS engines sold in the previous year. In determining the level of provision required for restoration obligations the Group has made judgements in respect of the expected expenditures required to fulfill the obligation.

5. OPERATING SEGMENTS

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

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensees of Orbital technologies. Applications utilising Orbital technologies include outboard engines, auto rickshaws and scooters.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

5. OPERATING SEGMENTS (CONTINUED)

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

Major customers

The Group has a number of customers to which it provides both products and services. The SUAS supply is to two major customers that respectively accounted for 10% and 6% (2013: one major customer 45%) of external revenue. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 24% of external revenue (2013: 18%). No other customer accounts for more than 10% of revenue.

(a) Operating Segments

	System Sales			Consulting Services			Royalties and Licences(i)			Consolidated
	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000
Segment revenue - external customers	14,136	23,424	14,020	2,898	2,057	7,131	1,124	1,007	967	18,158	26,488	22,118

Unallocated other revenue										179	211	243

Total revenue										18,337	26,699	22,361

Segment result	602	2,163	380	(176)	(2,206)	(2,259)	636	517	463	1,062	474	(1,416)

Research & development costs										(1,910)	(1,094)	(954)
Unallocated expenses - (net) (ii)										(585)	(1,524)	(3,675)
Gain on sale of plant and equipment										(90)	3	—
Finance costs										(536)	(687)	(692)
Share of profit from associate										3,256	3,220	3,480
Gain on sale of share in associate										—	1,702	—

Net profit/(loss) before related income tax										1,197	2,094	(3,257)

Income tax benefit/(expense)										479	(1,730)	204

Profit/(loss) after tax attributable to members										1,676	364	(3,053)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

5. OPERATING SEGMENTS (CONTINUED)

(a) Operating Segments (continued)

	System Sales			Consulting Services			Royalties and Licences(i)			Consolidated
	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000
Non-cash (revenue) and expenses
Depreciation and amortisation	474	498	458	434	461	533	—	—	—	908	959	991
Equity settled employee compensation	25	29	26	50	60	111	—	1	1	75	90	138
Other non-cash (income)/expenses	(887)	1,064	(262)	(225)	(225)	245	—	—	—	(1,112)	839	(17)

Segment non-cash (income)/expenses	(388)	1,591	222	259	296	889	—	1	1	(129)	1,888	1,112

Equity settled employee compensation										57	90	233
Amortisation of non-interest bearing loans										533	521	507
Share of profit from associate										(3,256)	(3,220)	(3,480)
Movement in provision for surplus lease space										(135)	(47)	177
Foreign exchange translation gain										(72)	(122)	(120)
Movement in fair value of financial instruments										(136)	—	—

Total non-cash (revenue) and expenses										(3,138)	(890)	(1,571)

(i)	Royalties and licences costs include direct patent costs.
(ii)	Unallocated expenses (net) include corporate management, finance and administration overhead expenses net of unallocated other income.

	System Sales		Consulting Services		Royalties and Licences		Consolidated
	2014 A$‘000	2013 A$‘000	2014 A$‘000	2013 A$‘000	2014 A$‘000	2013 A$‘000	2014 A$‘000	2013 A$‘000

Segment assets	8,345	7,650	3,289	3,442	294	308	11,928	11,400

Unallocated assets

Cash							5,416	6,902

Other financial assets							1,341	705

Investment in associate							13,980	12,468

Deferred tax assets							5,001	4,656

Consolidated Total Assets							37,666	36,131

Segment liabilities	3,199	3,120	5,029	4,270	103	1,072	8,331	8,462

Unallocated liabilities
Long term borrowings							8,290	8,172

Consolidated Total Liabilities							16,621	16,634

Consolidated Net Assets							21,045	19,497

Segment acquisitions of non-current assets	150	40	227	213	—	—	377	253

(b) Geographic information

	Americas			Europe			Asia			Australia			Consolidated
	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 A$‘000	2013 A$‘000	2012 A$‘000

Revenue - external customers	3,935	14,008	5,231	170	68	492	1,159	276	619	12,894	12,136	15,776	18,158	26,488	22,118

Non-current assets	18,981	17,124	19,135	—	—	—	—	—	—	2,845	3,529	6,534	21,826	20,653	25,669

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

6. OTHER REVENUE

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000
Interest revenue	179	211	243

7. OTHER INCOME

Automotive grant income (a)	182	323	545
Net foreign exchange gains	290	122	120
Grant income	891	329	253
Fair value movement in contingent consideration (note 12)	248	1,410	392
Fair value movement in financial instruments (note 12)	136	—	—
Movement in impairment allowance account for receivables	130	—	—
Movement in provision for constructive obligations	148	—	—
Rental income from sub-lease	108	—	—
Research and development grant (b)	2,224	—	—
Other	45	—	—
Gain on sale of plant and equipment	—	3	15
Gain on sale of share in equity accounted investment	—	1,702	—

	4,402	3,889	1,325

(a)	The Group received Automotive Transformation Scheme (ATS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.
(b)	In accordance with research and development tax legislation the Group is entitled to a refundable research and development tax offset accounted for as a government grant.

8. EXPENSES

(a) Employee benefits expense

Salaries and wages	8,088	9,169	9,718
Contributions to defined contributions superannuation funds	825	815	984
Share based payments	132	180	371
(Decrease) in liability for annual leave	(3)	(38)	(54)
Increase/(Decrease) in liability for long service leave	92	(53)	(108)
Termination costs	—	563	113
Other associated personnel expenses	508	574	646

	9,642	11,210	11,670

(b) Finance costs

Interest on borrowings	3	166	185
Non-cash interest expense WA Government Loan	533	521	507

	536	687	692

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

8. EXPENSES (CONTINUED)

(c) Other expenses

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000
Administration	288	324	363
Marketing	358	262	282
Investor Relations	21	30	59
Freight & courier	68	90	195
Motor vehicle expenses	63	69	73
Allowance for warranty	18	387	191
Loss on disposal of plant and equipment	90	—	—
Other	111	84	587
Goodwill impairment	—	1,965	—
Impairment of receivables	—	175	429

	1,017	3,386	2,179

(d) Materials and consumables

Raw materials and consumables purchased	7,351	8,603	9,253
Write back inventory impairment	(336)	(214)	—
Change in inventories	268	2,039	(1,137)

	7,283	10,428	8,116

(e) Lease payments included in income statement

Minimum lease payments - operating lease	1,109	1,066	1,044

(f) Research and development costs

Research and development costs charged directly to the income statement	1,910	1,094	954

9. INCOME TAX

(a) Recognised in the income statement

Current income tax
Current year expense	(2,048)	(680)	(252)
Benefits arising from previously unrecognised tax losses	2,098	590	(13)
Relating to originating and reversing temporary differences	429	(1,640)	469

Total income tax benefit/(expense) in income statement	479	(1,730)	204

(b) Numerical reconciliation between tax benefit and pre-tax net profit/(loss)

Profit/(loss) before tax	1,197	2,094	(3,257)

Income tax using the statutory tax rates	(359)	(628)	977
- Difference in tax rate	(130)	(196)	—
- Non-deductible expenditure	(1,816)	(331)	(274)
- Non assessable income	667	—	118
- Current year deferred tax assets not recognised	(31)	(593)	—
- Previous year deferred tax assets derecognised	—	(328)	—
- Benefits arising from previously unrecognised tax losses	2,098	590	(330)
- Net withholding tax recouped/(paid)	12	(22)	8
- United States of America Federal and State taxes	38	(222)	(295)

Income tax benefit/(expense) on pre-tax net profit	479	(1,730)	204

(c) Tax consolidation

Members of the tax consolidated group and the tax sharing arrangement:

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognized in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

10. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2014 was based on profit attributable to ordinary shareholders of $1,676,000 (2013: profit $364,000) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2014 of 49,502,395 shares (2013: 49,079,683 shares), calculated as follows:

	CONSOLIDATED
	2014 A$	2013 A$	2012 A$
Profit/(loss) attributable to ordinary shareholders	1,676,000	364,000	(3,053,000)

Weighted average number of ordinary shares	Number	Number	Number

Weighted average number of ordinary shares at 30 June	49,502,395	49,079,683	48,612,706
Effect of potential dilutive ordinary shares	—	—	—

Weighted average number of potential dilutive ordinary shares at 30 June	49,502,395	49,079,683	48,612,706

Earnings per share	Cents	Cents	Cents

Basic earnings/(loss) per share	3.39	0.74	(6.28)

Diluted earnings/(loss) per share	3.39	0.74	(6.28)

Rights granted to employees (including Key Management Personnel) as described in note 32 are considered to be contingently issuable potential ordinary shares. These potential ordinary shares have not been included in the determination of basic earnings per share. The 5,220,500 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future events.

11. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

Cash at bank	575	760
Cash at bank - US dollars	8	13
Cash at bank - European currency units	2	4
At call deposits - financial institutions*	4,831	6,125

	5,416	6,902

*	The deposits are at call with an Australian Bank, earning an interest rate of 2.68%

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

(a) Other financial assets

Financial instruments at fair value through profit or loss

Derivatives not designated as hedges
Foreign exchange forward contracts	136	—

Short term deposits
Short term deposits	1,205	705

Total other financial assets	1,341	705

Financial assets at fair value through profit and loss

Financial assets through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales.

Short term deposits – financial institutions

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

Short term deposits are held as collateral for the financial arrangements provided by Westpac Banking Corporation, refer note 20 for further details.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(b) Financial liabilities

Financial liabilities and borrowings

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Current
Obligations under hire purchase contracts	23	17
Current portion of loans and advances - secured	498	415

Total current borrowings	521	432

Non-current
Obligations under hire purchase contracts	19	42
Loans and advances - secured	7,792	7,757

Total non-current borrowings	7,811	7,799

Obligations under hire purchase contracts

Obligations under hire purchase contracts mature in 2015.

Interest calculations on hire purchase contracts are based on fixed interest rates applicable at the date of drawdown and payable monthly. The average interest rate on hire purchase contracts at reporting date is 7.35% (2013: 7.35%).

Loans and advances - secured

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

The restructured loan’s net fair value utilising a market interest rate of 6.52% was $7,558,000 on initial recognition.

Subsequent to initial recognition the loan is carried at amortised cost. Amortisation for the year ended 30 June 2014 was A$533,000 (2013: A$521,000).

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

Other financial liabilities

Financial instruments at fair value through profit or loss
Contingent consideration for business acquisition	638	886

Total financial liabilities at fair value through profit or loss	638	886

Total current other financial liabilities	638	886

Contingent Consideration for business acquisition

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

A gain of A$248,000 (2013: A$1,410,000) was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(c) Hedging activities and derivatives

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The foreign exchange contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions.

At 30 June 2014 the contractual undiscounted payments related to foreign exchange forward contracts totalled A$2,330,000 (2013: $nil) maturing between 3 to 12 months. The Group has pledged A$500,000 of its short-term deposits in order to fulfill the collateral requirements for the foreign exchange forward contracts in place.

(d) Fair values

Comparison of fair values to carrying amounts by class of financial instrument, other than those where their carrying amounts approximate fair value:

	Carrying Amounts		Fair Value
	2014 A$‘000	2013 A$‘000	2014 A$‘000	2013 A$‘000
Financial Assets
Foreign exchange forward contracts	136	—	136	—

Total	136	—	136	—

Financial Liabilities
Loans and advances - secured	8,290	8,172	8,498	8,127
Contingent Consideration	638	886	638	886

Total	8,928	9,058	9,136	9,013

The Group assessed that cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

Foreign exchange forward contracts are valued using a discounted cash flow valuation technique with market observable inputs such as foreign exchange forward rates and interest rates.

The fair value of the Group’s secured loan is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2014: 6.31% (2013: 6.77%).

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate of 6.31% (2013: 6.77%).

(e) Fair value measurement

The following table provide the fair value measurement hierarchy of the Group’s assets and liabilities:

As at 30 June 2014:		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	A$‘000	A$‘000	A$‘000	A$‘000
Assets measured at fair value:
Foreign exchange forward contracts – US dollar	136	—	136	—
Liabilities measured at fair value:
Contingent consideration	638	—	—	638
Liabilities for which fair values are disclosed:
Loans and advances - secured	8,498	—	8,498	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(e) Fair value measurement (continued)

As at 30 June 2013:		Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	A$‘000	A$‘000	A$‘000	A$‘000

Assets measured at fair value:
Foreign exchange forward contracts – US dollar	—	—	—	—
Liabilities measured at fair value:
Contingent consideration	886	—	—	886
Liabilities for which fair values are disclosed:
Loans and advances - secured	8,127	—	8,127	—

The following table shows a reconciliation of the movement in the fair value of financial instruments categorised within Level 3 between the beginning and the end of the reporting period:

Contingent consideration	2014 A$‘000	2013 A$‘000
At 1 July	886	2,296
Released to the income statement	(248)	(1,410)

At 30 June	638	886

Significant unobservable inputs to the valuation of the contingent consideration and the sensitivity of the input to fair value:

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted to its present value using a market discount rate. During the year management estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $248,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by A$59,000/decrease by A$59,000 respectively.

(f) Financial risk management objectives and policies

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

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(f) Financial risk management objectives and policies (continued)

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Financial Assets
Cash and cash equivalents	5,416	6,902	3,799
Short term deposits	1,205	705	1,371

	6,621	7,607	5,170

Financial Liabilities
Interest bearing liabilities	—	—	2,500
Contingent consideration	638	886	2,296

	638	886	4,796

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At 30 June 2014, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2014	2013	2012	2014	2013	2012
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000

Consolidated
+1% (100 basis points)	78	96	4	—	—	—
- 1% (100 basis points)	(79)	(94)	(5)	—	—	—

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 10% (FY2013: 5%) of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% (FY2013: 18%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2014, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Financial Assets
Cash and cash equivalents	8	13	42
Trade and other receivables	92	403	—
Foreign exchange forward contract	136	—	—

	236	416	42

Financial Liabilities
Trade and other payables	101	588	216

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(f) Financial risk management objectives and policies (continued)

Foreign currency risk (continued)

At 30 June 2014, the Group had the following exposure to European currency units that is not designated in cash flow hedges:

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Financial Assets
Cash and cash equivalents	2	4	26
Trade and other receivables	—	—	36

	2	4	62

Financial Liabilities
Trade and other payables	10	46	12

The following sensitivity is based on the foreign currency risk exposures in existence at reporting date:

At 30 June 2014, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)			Other comprehensive income Higher/(Lower)
	2014	2013	2012	2014	2013	2012
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000

Consolidated
AUD/USD/EURO +5%	105	12	6	—	—	—
AUD/USD/EURO -5%	(115)	(11)	(6)	—	—	—

The movements in profit in 2014 are more sensitive than in 2013 due to the foreign exchange forward contract.

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

There are no significant concentrations of credit risk within the Group, other than the research and development grant receivable from the Australian Government. Financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties. An ageing of receivables is included in note 13.

Liquidity risk

The only external borrowings of the Group is the interest free Western Australian Government loan of A$14,346,000 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised a contingent consideration liability of A$638,000 payable to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2014. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2014. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

12. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (CONTINUED)

(f) Financial risk management objectives and policies (continued)

Liquidity risk (continued)

The remaining contractual maturities of the Group’s financial liabilities are:

	CONSOLIDATED
	2014	2013	2012
	A$‘000	A$‘000	A$‘000

6 months or less	3,708	2,794	5,482
6-12 months	1,148	1,309	355
1-5 years	3,225	2,714	4,986
Over 5 years	8,953	9,986	10,846

	17,034	16,803	21,669

13. TRADE AND OTHER RECEIVABLES

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

Current

Trade receivables	2,601	4,246
Allowance for impairment loss (a)	(21)	(180)

	2,580	4,066

Accrued royalties	211	299
Other receivables	2,564	73
Prepayments	400	275

	5,755	4,713

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of A$21,000 (2013: A$180,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

At 1 July	(180)	(5)
Write-back/(charge) for the year	130	(175)
Amounts written off	29	—

At 30 June	(21)	(180)

At 30 June, the ageing of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2014	Consolidated	2,601	1,276	176	153	975	21

2013	Consolidated	4,246	2,576	1,347	108	35	180

Receivables past due but not considered impaired are A$1,128,000 (2013:A$143,000). Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Included with the not considered impaired category is a balance of A$1,043,000 receivable from Textron.

A settlement has been reached with Textron over a dispute related to past contracts that had resulted in Textron withholding payment on outstanding invoices. A new payment plan has been agreed and Management is satisfied that payments will be received accordingly.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 12.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

14. INVENTORIES

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

Materials and production supplies - at lower of cost and net realisable value	3,328	3,158

(a) Inventory expense

Inventories recognised as an expense for the year ended 30 June 2014 totalled A$7,283,000 (2013: A$10,428,000) for the Group (Refer to Note 8(d)).

15. INVESTMENT IN ASSOCIATE

(a) Interest in Synerject LLC

The Group holds a 30% (2013: 30%) share of Synerject LLC. The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets. Synerject is a key supplier of engine management systems to the non-automotive market. Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centres in Europe, China, Taiwan and the United States provide on-site support of customer development and production programs.

The Group accounts for the investment in Synerject using the equity method.

The Group sold 12% of its share in Synerject effective 1 March 2013. The dividend distribution rate changed from 45% to 55% of audited profits.

Other information for Synerject is as follows:

Country of incorporation:	USA
Financial Year end:	31 December
30 June Ownership:	2014: 30%; 2013: 30%.

The following is summarised financial information for Synerject at 30 June 2014 based on its consolidated financial statements modified for fair value adjustments on acquisition and differences in the Group’s accounting policies:

	2014	2013	2012
	US$‘000	US$‘000	US$‘000

Revenue (100%)	141,746	137,287	127,548
Profit (100%)	9,970	8,725	8,495
Other comprehensive income	253	118	(511)

Total comprehensive income	10,223	8,843	7,984

Current assets	56,597	49,858	45,789
Non-current assets	9,605	9,710	10,630
Current liabilities	29,709	28,424	27,936
Non-current liabilities	—	—	2,654

Net assets	36,493	31,144	25,829

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Revenue (100%)	154,323	133,665	124,413
Profit (100%)	10,855	8,190	8,242
Other comprehensive income	275	115	(796)

Total comprehensive income	11,130	8,305	7,446

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

15. INVESTMENT IN ASSOCIATE (CONTINUED)

(a) Interest in Synerject LLC (continued)

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Current assets	60,082	53,755	44,931
Non-current assets	10,196	10,469	10,431
Current liabilities	31,538	30,645	27,412
Non-current liabilities	—	—	2,604

Net assets	38,740	33,579	25,346

Orbital’s interest in the net assets of Synerject	11,622	10,074	10,645

Share of goodwill	2,358	2,394	3,051

Share of Synerject’s net assets equity accounted	13,980	12,468	13,696

(b) Movement in the carrying amount of the Group’s interest in Synerject

	2014	2013	2012
	A$‘000	A$‘000	A$‘000
Beginning of year	12,468	13,696	11,406
Sale of interest	—	(4,086)	—
Share of profits after tax	3,256	3,220	3,480
Share of reserves	80	35	(199)
Dividends received	(1,634)	(1,485)	(1,544)
Unrealised foreign exchange movements	(190)	1,088	553

End of year	13,980	12,468	13,696

(c) Results of Synerject

	2014	2013	2012
	A$‘000	A$‘000	A$‘000
Share of Synerject’s net profit	3,256	3,220	3,480

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:

	2014	2013	2012
	A$‘000	A$‘000	A$‘000
Within one year	283	288	376
One year or later and no later than five years	667	699	1,090
Later than 5 years	—	78	257

	950	1,065	1,723

16. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2014	2013	2014	2013	2014	2013
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Tax value of loss carry-forwards recognised	5,001	4,656	—	—	5,001	4,656
Other net temporary differences (a)	1,014	682	(1,014)	(682)	—	—

Net deferred tax assets	6,015	5,338	(1,014)	(682)	5,001	4,656

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2014, the available tax carry forward losses of US$18,835,062 (2013: US$25,517,641) expire between the years 2015 and 2024.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

16. DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Consolidated
Movement in temporary differences during the year	Balance 1 Jul 12 A$‘000	Acquired during the year A$‘000	Recognised in income A$‘000	Recognised in equity (b) A$‘000	Balance 30 June 13 A$‘000
Tax value of loss carry-forwards recognised	5,439	—	(1,312)	529	4,656
Other net temporary differences	328	—	(328)	—	—

Net tax assets	5,767	—	(1,640)	529	4,656

	Consolidated
Movement in temporary differences during the year	Balance 1 Jul 13 A$‘000	Acquired during the year A$‘000	Recognised in income A$‘000	Recognised in equity (b) A$‘000	Balance 30 June 14 A$‘000
Tax value of loss carry-forwards recognised	4,656	—	429	(84)	5,001
Other net temporary differences	—	—	—	—	—

Net tax assets	4,656	—	429	(84)	5,001

(a) Other net temporary differences

	CONSOLIDATED
	2014	2013
Deferred tax assets	A$‘000	A$‘000
Annual leave	197	545
Long service leave	338	17
Staff bonus	22	5
Revenue in advance	393	115
Other	64	—

	1,014	682

Deferred tax liabilities
Unrealised foreign exchange gain on inter-company loan	(1,003)	(534)
Other	(11)	(148)

	(1,014)	(682)

Net temporary differences	—	—

(b) The amounts recognized through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

(c) Unrecognised deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Australia (net at 30%)
Tax losses	20,027	20,533

Capital loss on investment	1,934	1,934
Other net temporary differences	317	2,029

	22,278	24,496

United States of America (net 34%)
Tax losses	1,796	4,699
Other net temporary differences	132	775

	1,928	5,474

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

17. PLANT AND EQUIPMENT

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Plant and equipment
At cost	18,121	18,044
Less: accumulated depreciation	(15,276)	(14,661)

Total plant and equipment - net book value	2,845	3,383

Reconciliations

Reconciliations of the carrying amounts for plant and equipment is set out below:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Plant and equipment
Carrying amount at beginning of year	3,383	3,949
Additions	377	253
Disposals	(153)	(6)
Depreciation	(762)	(813)

Carrying amount at end of year	2,845	3,383

Total
Carrying amount at beginning of year	3,383	3,949

Carrying amount at end of year	2,845	3,383

All plant and equipment of the Group is subject to floating charges from the Group’s banker and from the Government of Western Australia (see note 12).

Finance Leases

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2014 was A$33,000 (2013: A$59,000). No additions to plant and equipment under finance leases were made during the year (2013: A$nil). Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

Impairment tests

Plant and equipment are tested at the level of their respective cash generating units as follows:

•	Orbital Autogas Systems cash generating unit

•	Sprint Gas cash generating unit

•	Engineering Service cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%).

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%) and cash flows beyond the three-year period are extrapolated to five years using a 3% growth rate and a terminal value of 3.5 times the fifth year’s cash flow projection. The growth rate and terminal value used are appropriate for a business in Sprint Gas’s industry.

Consulting Service cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2014 based on financial budgets approved by management. The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2013: 18.0%).

The calculations of value in use for the Orbital Autogas Systems, Sprint Gas and Consulting Services cash generating units are most sensitive to the following assumptions:

•	Revenue

•	Gross margins

•	Discount rates

Revenues — revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the current year and management estimates for the budget period. Consulting services revenue is dependent on the demand for the Group’s engineering services.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

18. INTANGIBLES AND GOODWILL

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Goodwill acquired in business combinations	—	—
Capitalised development expenditure	—	146

Total intangibles and goodwill - net book value	—	146

Net carrying value
Goodwill acquired in business combinations
At cost	—	1,965
Less: allowance for impairment	—	(1,965)

Carrying amount at end of year	—	—

Capitalised development expenditure
At cost	826	826
Less: accumulated amortisation and impairment	(826)	(680)

	—	146

(a) Reconciliation of carrying amounts at the beginning and end of the period

Reconciliations of the carrying amounts for goodwill:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Carrying amount at beginning of year	—	1,965
Impairment charge	—	(1,965)

Carrying amount at end of year	—	—

Reconciliations of the carrying amounts for capitalised development expenditure:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Carrying amount at beginning of year	146	292
Amortisation	(146)	(146)

Carrying amount at end of year	—	146

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

(c) Impairment losses recognised

The carrying amounts of goodwill allocated to Orbital Autogas Systems and to Sprint Gas totalling A$1,965,000 were impaired in full in the prior reporting period. The impairment charge was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. Management also considered the announcement by Ford Motor Company of Australia that it will cease the manufacture of vehicles in Australia in 2016 when considering the impairment of Orbital Autogas System’s goodwill. The assessment of recoverable amount was based on a value in use models using a discount rate of 18% and was determined at the cash-generating unit level. The impairment charge was recognised in the income statement in the line item “other expenses”.

19. TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Current

Trade creditors and accruals	3,696	2,785
Revenue received in advance	—	16

	3,696	2,801

(a) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 12.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

20. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000

Total facilities available
Corporate credit card facility	228	230
Bank guarantee	505	505

Dividends received	733	735

Facilities utilized at balance date
Corporate credit card facility	49	26
Bank guarantee	505	505

	554	531

Facilities not utilized at balance date
Corporate credit card facility	179	204
Bank guarantee	—	—

	179	204

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities totalling A$733,000 (2013: A$735,000).

The Company has also pledged short term deposits of A$705,000 (2013: A$705,000) held as collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlords of the Balcatta, Melbourne and Brisbane premises.

21. EMPLOYEE BENEFITS

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000
(a) Current
Annual leave	747	765
Long service leave	1,191	1,072

	1,938	1,837

(b) Non-Current
Long service leave	32	55

(c) Aggregate liability for employee entitlements	1,970	1,892

The present value of employee entitlements have been calculated using the following weighted averages:

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000
Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate at 30 June	3.0%	3.1%
Settlement term (years)	10	10
Number of employees

Number of employees at year end	89	87

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

22. DEFERRED REVENUE

(a) Current

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Deferred revenue for operation of heavy duty engine testing facility	316	316

(b) Movement in deferred revenue

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
At 1 July	316	316

At 30 June	316	316

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

23. GOVERNMENT GRANTS

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	225

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	974	1,199

Total government grants deferred	1,199	1,424

Movement in government grants

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
At 1 July	1,424	1,649
Released to the income statement	(225)	(225)

At 30 June	1,199	1,424

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

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of A$512,000 was transferred to deferred revenue (see note 22) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

24. OTHER PROVISIONS

(a) Current

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Warranties	134	111
Surplus lease space	58	182
Other	—	502

	192	795

(b) Non-Current

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Surplus lease space	278	289

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

24. OTHER PROVISIONS (CONTINUED)

(c) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Warranties - current
Carrying amount at beginning of year	111	229
Arising during the year	227	1
Utilised	(204)	(119)

Carrying amount at end of year	134	111

Surplus lease space - current
Carrying amount at beginning of year	182	182
Utilised	(259)	(182)
Reclassified from non-current	135	182

Carrying amount at end of year	58	182

Other provisions - current
Carrying amount at beginning of year	502	50
Arising during the year	—	452
Utilised	(354)	—
Released to the income statement	(148)	—

Carrying amount at end of year	—	502

Surplus lease space - non-current
Carrying amount at beginning of year	289	336
Arising during the year	124	135
Reclassified to current	(135)	(182)

Carrying amount at end of year	278	289

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

Surplus lease space provision relates to certain unutilised office space. The provision takes account of rental income Orbital would recover by sub-letting the space. During the year a sub-lease agreement was entered into and rental from the sub-lease agreement is recognised in the income statement in the line item “other income”.

The other provisions account included a provision for restoration obligations relating to SUAS engines sold during the previous year. In determining the level of provision required for restoration obligations the Group has made judgements in respect of the expected expenditures required to fulfill the obligation. The restoration obligation was completed during the 2014 financial year and the provision balance not utilised was released to the income statement in the line item “other income”.

25. SHARE CAPITAL

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Ordinary shares	19,590	19,518

	Number	$‘000
Movement in ordinary shares on issue

At 1 July 2012	48,722,477	19,436
Shares issued pursuant to employee share plan	612,114	82

At 30 June 2013	49,334,591	19,518

At 1 July 2013	49,334,591	19,518
Shares issued pursuant to employee share plan	422,403	72

At 30 June 2014	49,756,994	19,590

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

25. SHARE CAPITAL (CONTINUED)

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

26. RETAINED PROFITS AND RESERVES

(a) Movements in retained earnings were as follows:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000

Balance 1 July	366	2
Net profit	1,676	364

Balance 30 June	2,042	366

(b) Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
Consolidated	A$‘000	A$‘000	A$‘000

Balance 1 July 2012	1,547	(3,554)	(2,007)
Equity-settled transaction-employee shares	98	—	98
Other comprehensive income	—	1,522	1,522

Balance at 30 June 2013	1,645	(2,032)	(387)

Balance 1 July 2013	1,645	(2,032)	(387)
Equity-settled transaction-employee shares	60	—	60
Other comprehensive income		(260)	(260)

Balance at 30 June 2014	1,705	(2,292)	(587)

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

27. CONSOLIDATED ENTITY

	Note		Class of Shares	Consolidated Entity Interest
				2014%	2013%
Ultimate Parent Entity
- Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:
Australia
- Orbital Australia Pty Ltd			Ord	100	100
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100
- OEC Pty Ltd	(a	)	Ord	100	100
- S T Management Pty Ltd	(a	)	Ord	100	100
- OFT Australia Pty Ltd	(a	)	Ord	100	100
- Investment Development Funding Pty Ltd	(a	)	Ord	100	100
- Power Investment Funding Pty Ltd	(a	)	Ord	100	100
- Kala Technologies Pty Ltd	(a	)	Ord	100	100
- Orbital Share Plan Pty Ltd	(b	)	Ord	100	100
- Orbital Autogas Systems Pty Ltd			Ord	100	100
- Sprint Gas (Aust) Pty Ltd			Ord	100	100
United States of America
- Orbital Holdings (USA) Inc.	(a	)	Ord	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100
- Orbital Engine Company (USA) Inc.	(a	)	Ord	100	100
United Kingdom
- Orbital Engine Company (UK) Ltd	(a	)	Ord	100	100

(a)	Dormant for the years ended 30 June 2014 and 30 June 2013.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

28. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000

Current assets	3	3
Total assets	37,666	36,131

Current liabilities	—	—
Total liabilities	27,155	27,332

Issued capital	19,590	19,518
Accumulated losses	(10,768)	(12,364)
Employee equity benefits reserve	1,689	1,645

Total shareholders’ equity	10,511	8,799

Profit/(loss) of the parent entity	1,596	(8,812)
Total comprehensive profit /(loss) of the parent entity	1,596	(8,812)

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 20 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

29. RELATED PARTY DISCLOSURES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 27), with its investment accounted for using the equity method (see note 15), and with its key management personnel (refer to disclosures for key management personnel, see note 30).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 27.

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2014	2013
	A$‘000	A$‘000
Receivables
Current	1	3

Payables
Current	—	—

(ii) Transactions

During the year the Group purchased goods and services to the value of A$110,000 (2013: A$148,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions. The Group received dividends of A$1,634,122 (2013:A$1,484,854) from Synerject LLC.

30. KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Dr MT Jones (appointed as Chairman 2 September 2013)

Dr V Braach-Maksvytis

Mr JP Welborn (appointed as director 17 June 2014)

Mr WP Day (resigned as Chairman 1 September 2013, resigned as director 28 February 2014)

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Dr GP Cathcart (Chief Technical Officer)

Mr IG Veitch (Chief Financial Officer)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 8) are as follows:

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000	2012 A$‘000

Short-term employee benefits	1,074,183	1,011,679	1,028,635
Post-employment benefits	96,933	110,193	114,847
Long-term employee benefits	24,412	32,448	29,257
Equity compensation benefits	62,061	107,015	251,062

	1,257,589	1,261,335	1,423,801

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interests at year-end.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

30. KEY MANAGEMENT PERSONNEL (CONTINUED)

Loans to key management personnel and their related parties

The Group has not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management personnel or their related parties at year-end.

Movement in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul13	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-14
			ESP #1	ELTSP

Non-executive directors
Dr MT Jones	18,000	52,000	—	—	—	—	70,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Mr JP Welborn	—	—	—	—	—	—	—
Mr WP Day	10,000	—	—	—	—	(10,000)	—

Executive director
Mr TD Stinson	392,690	—	—	—	—	—	392,690

Executives
Dr GP Cathcart	61,563	—	5,844	—	—	—	67,407
Mr IG Veitch	20,443	—	5,844	—	—	—	26,287

	Held at 1-Jul12	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-13
			ESP #1	ELTSP

Non-executive directors
Dr MT Jones	18,000	—	—	—	—	—	18,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Mr JP Welborn	—	—	—	—	—	—	—
Mr WP Day	10,000	—	—	—	—	—	10,000

Executive director
Mr TD Stinson	392,690	—	—	—	—	—	392,690

Executives
Dr GP Cathcart	54,095	—	7,468	—	—	—	61,563
Mr IG Veitch	—	—	—	—	—	20,443	20,443
Mr KA Halliwell	180,238	—	7,468	—	—	(187,706)	—

(a) Represents shareholdings at the time that Mr WP Day and Mr KA Halliwell ceased to be a KMP and Mr IG Veitch became a KMP.
	Held at 1-Jul11	Purchases	Granted as compensation		Sales	Other	Held at 30-Jun-12
			ESP #1	ELTSP

Non-executive directors
Dr MT Jones	18,000	—	—	—	—	—	18,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Mr JP Welborn	—	—	—	—	—	—	—
Mr WP Day	10,000	—	—	—	—	—	10,000

Executive director
Mr TD Stinson	375,690	17,000	—	—	—	—	392,690

Executives
Dr GP Cathcart	51,462	—	2,633	—	—	—	54,095
Mr IG Veitch	—	—	—	—	—	—	—
Mr KA Halliwell	177,605	—	2,633	—	—	—	180,238

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

30. KEY MANAGEMENT PERSONNEL (CONTINUED)

Movement in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul13	Offered	Forfeited	Vested	Expired	Other (a)	Held at 30-Jun-14

Executive director
Mr TD Stinson	2,535,000	1,165,000	—	—	(665,000)	—	3,035,000

Executives
Dr GP Cathcart	1,012,700	537,000	—	—	(252,700)	—	1,297,000
Mr IG Veitch	498,500	466,000	—	—	(76,000)	—	888,500

	Held at 1-Jul12	Offered	Forfeited	Vested	Expired	Other (a)	Held at 30-Jun-13

Executive director
Mr TD Stinson	1,960,000	1,100,000	—	—	(525,000)	—	2,535,000

Executives
Dr GP Cathcart	762,200	450,000	—	—	(199,500)	—	1,012,700
Mr IG Veitch	—	—	—	—		498,500	498,500
Mr KA Halliwell	1,014,067	600,000	(1,347,567)	—	(266,500)	—	—

(a)	Represents ELTSP rights holding at the date that Mr IG Veitch became a KMP.

	Held at 1-Jul11	Offered	Forfeited	Vested	Expired	Other (a)	Held at 30-Jun-12

Executive director
Mr TD Stinson	1,320,000	770,000	—	—	(130,000)	—	1,960,000

Executives
Dr GP Cathcart	492,200	310,000	—	—	(40,000)	—	762,200
Mr KA Halliwell	674,067	410,000	—	—	(70,000)	—	1,014,067

Movement in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul13	Offered	Forfeited	Vested	Expired	Other	Held at 30-Jun-14

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	—	1,150,000

	Held at 1-Jul12	Offered	Forfeited	Vested	Expired	Other	Held at 30-Jun-13

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	—	1,150,000

	Held at 1-Jul11	Offered	Forfeited	Vested	Expired	Other	Held at 30-Jun-12

Executive director
Mr TD Stinson	1,150,000	—	—	—	—	—	1,150,000

No performance rights were vested at 30 June 2014 (2013: nil).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

31. NOTES TO THE STATEMENT OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE		CONSOLIDATED
			2014 A$‘000	2013 A$‘000	2012 A$‘000

Profit after income tax			1,676	364	(3,053)

Adjustments for:
Profit/(loss) on sale of plant and equipment	8		90	(3)	(15)
Depreciation	17		762	813	846
Amortisation	18		146	146	145
Amortisation of deferred revenue and government grants			(225)	(225)	(225)
Impairment, write-off of trade receivables			(160)	175	429
Movement in fair value of financial assets	12		(136)	—	—
Movement in fair value of financial liabilities	12		(248)	(1,410)	(392)
Impairment of goodwill	18		—	1,965	—
Amortisation of non-interest bearing loans	12	(b)	533	521	507
Amounts set aside to warranty and other provisions			(615)	287	298
Share of net profit of equity accounted investment	15		(3,256)	(3,220)	(3,480)
Profit on sale of share in equity accounted investment	7		—	(1,702)	—
Employee compensation expense	32	(a)	132	180	371
Net foreign exchange gains			(72)	(122)	(120)

Net cash used in operating activities before changes in assets and liabilities			(1,373)	(2,231)	(4,689)

Changes in assets and liabilities during the year:
(Increase)/decrease in receivables			(842)	(713)	2,262
(Increase)/decrease in inventories			(170)	2,039	(1,137)
(Increase)/decrease in deferred tax assets			(417)	1,640	(456)
Increase/(decrease) in payables			809	(2,108)	25
Increase/(decrease) in employee provisions			79	(344)	(250)

			(542)	514	444

Net cash used in operating activities			(1,914)	(1,717)	(4,245)

32. SHARE BASED PAYMENTS

(a) Recognised share-based payment expenses

Expense arising from equity-settled share-based payment transactions	132	180	371

The share-based payment plans are described below.

(b) Employee Share Plan No.1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of A$1,000 per annum.

During the year there were 422,403 (2013: 612,114) shares issued under Plan No. 1 to eligible employees at a market value on the day of issue of A$72,000 (2013: A$82,000).

(c) Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The performance conditions for the LTI offered in 2014 are based 100% on earnings per share.

Additionally, the number of shares granted is broken into four bands as shown in the table below.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

32. SHARE BASED PAYMENTS (CONTINUED)

(c) Executive Long Term Share Plan (“ELTSP”) (continued)

Vesting schedule for the EPS tested LTI awarded for the performance year 2014

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0% to 25%
Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)
Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)
Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

At the Company’s Annual General Meeting in October 2013, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 2,168,000 rights under the plan were offered to 3 executives (2013: 2,480,000 rights offered to 4 executives).

The performance conditions for the LTI offered in 2013 were based on two performance hurdles, as set out below:

Vesting schedule for the EPS tested LTI awarded for the performance year 2013

Company Performance (Earnings per share)	% of offered shares issued to each executive
Under 5 cents	0%
At or above 5 cents but below 7 cents	25% to 50% (on a straight line basis)
At or above 7 cents but below 9 cents	50% to 100% (on a straight line basis)
At or above 9 cents	100%

Summary of rights granted under the ELTSP

	2014 No.	2013 No.	2012 No.
Outstanding at the beginning of the year	4,046,200	4,227,300	2,849,800
Granted during the year	2,168,000	2,480,000	1,687,500
Forfeited during the year	—	(1,610,100)	—
Vested during the year and shares issued	—	—	—
Expired during the year	(993,700)	(1,051,000)	(310,000)

Outstanding at the end of the year	5,220,500	4,046,200	4,227,300

The outstanding balance as at 30 June 2014 is represented by:

•	1,172,500 rights with an average fair value at grant date of A$0.300 that will potentially vest in August 2014;

•	1,880,000 rights with an average fair value at grant date of A$0.200 that will potentially vest in August 2015.

•	2,168,000 rights with an average fair value at grant date of A$0.170 that will potentially vest in August 2016;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

32. SHARE BASED PAYMENTS (CONTINUED)

(c) Executive Long Term Share Plan (“ELTSP”) (continued)

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of TSR related rights offered under the ELTSP on grant date:

TSR related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60%	4.27%
31-Aug-11*	3 years	31-Aug-14	25 cents	nil	35 cents	110%	3.79%

*	The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date

31-Aug-11*	3 years	31-Aug-14	35 cents	nil	35 cents
31-Aug-12*	3 years	31-Aug-15	20 cents	nil	20 cents
31-Aug-13*	3 years	31-Aug-16	19.5 cents	nil	19.5 cents

*	The grant date of the EPS related rights for the Managing Director were 26 October 2011, 7 November 2012 and 22 October 2013, respectively.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2008.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

32. SHARE BASED PAYMENTS (CONTINUED)

(d) Performance Rights Plan (continued)

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

No performance rights were granted during the years ended 30 June 2014 or 30 June 2013.

33. DEFINED CONTRIBUTION SUPERANNUATION FUND

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

34. COMMITMENTS

(a) Operating leases

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000	2012 A$‘000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	1,012	1,214	1,191
- Later than one year but not later than five years	3,769	3,855	3,983
- Later than five years	1,575	2,501	3,399

	6,356	7,570	8,573

The Group leases premises and plant & equipment under operating leases. The lease for the engineering premises is for a period of 10 years with options to extend for two further periods of five years each. Leases for warehousing premises typically run for a period of 5 years. None of the leases include contingent rentals.

During the financial year ended 30 June 2014, A$1,109,101 was recognised as an expense in the income statement in respect of operating leases (2013:A$1,066,256).

(b) Finance leases and hire purchase commitments

Future minimum lease payments under finance leases and hire purchase contracts are as follows:

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000	2012 A$‘000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	24	20	23
- Later than one year but not later than five years	19	43	63

	43	63	86

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

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

	CONSOLIDATED
	2014 A$‘000	2013 A$‘000	2012 A$‘000
- Not later than one year	—	291	391
- Later than one year but not later than five years	—	—	291

	—	291	682

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014, 2013 AND 2012

35. CONTINGENCIES

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

36. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

On 27 June 2014, the Company announced that it was going to undertake an on-market share buy-back of up to 10% of its issued capital in accordance with the Corporations Act and Rules of the Australian Stock Exchange. The buy-back commenced on 15 July 2014 and was completed on 20 July 2014. During this period the Company bought back 4,975,699 shares at a total consideration paid of A$771,000. On 24 July 2014 the 4,975,699 shares were cancelled.

Other than the matters above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

37. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2014 A$	2013 A$	2012 A$
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports – Australian reporting	238,900	225,600	223,780
- Audit and review of financial reports – USA reporting	115,900	112,500	112,000

Amounts received or due and receivable for other services by:
- Auditors of the Company	14,850	—	16,910

Total auditors’ remuneration	369,650	338,100	352,690

The Auditors of the Group in 2014, 2013 and 2012 were Ernst & Young.

Synerject, LLC and Subsidiaries

Consolidated Financial Report

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors

Synerject, LLC

Newport News, Virginia

We have audited the accompanying consolidated statements of financial position of Synerject, LLC and Subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synerject, LLC and Subsidiaries as of December 31, 2013, and 2012, and the results of their operations and their cash flows for the years then ended in conformity with the International Financial Reporting Standards for Small and Medium-sized Entities.

The accompanying consolidated statements of comprehensive income, changes in members’ equity and cash flows for the year ended December 31, 2011, were audited by Witt Mares, PLC, who merged with PBGH, LLP to form PBMares, LLP as of January 1, 2013, and whose report dated February 3, 2012, expressed an unmodified opinion on those consolidated statements.

Richmond, Virginia

April 30, 2014

CONSOLIDATED FINANCIAL STATEMENTS

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2013 and 2012

	2013	2012

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,777,209	$2,734,632
Trade accounts receivable, net of provision for impairment of $177,854 in 2013 and $239,938 in 2012	27,515,100	29,155,896
Inventories	5,911,840	6,438,807
Prepaid expenses and other assets	1,163,058	1,089,380

Total current assets	46,367,207	39,418,715

Property, plant and equipment, net	5,529,688	5,869,498

Other receivables	3,880,110	3,152,678

License agreements, net of accumulated amortization of $11,881,783 in 2013 and $11,420,978 in 2012	1,575,000	2,031,818

Total other assets	5,455,110	5,184,496

Total assets	$57,352,005	$50,472,709

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$17,848,094	$16,302,091
Accrued expenses and other liabilities	6,498,146	5,235,512
Current portion of long-term debt	—	629,532
Line of credit	—	107,784

Total current liabilities	24,346,240	22,274,919

Members’ equity	31,851,897	27,277,480
Accumulated other comprehensive income	1,153,868	920,310

Total members’ equity	33,005,765	28,197,790

Total liabilities and members’ equity	$57,352,005	$50,472,709

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013, 2012, and 2011

	2013	2012	2011
Revenue
Net sales	$137,198,987	$128,180,368	$125,879,643
Engineering services revenue	3,177,121	3,238,635	4,765,428

Total revenue	140,376,108	131,419,003	130,645,071

Costs and expenses
Cost of goods sold	109,289,071	102,992,071	102,113,245
Engineering expenses	13,399,138	12,037,289	12,218,067
Selling, general and administrative expenses	8,566,549	8,489,327	7,609,555

Total costs and expenses	131,254,758	123,518,687	121,940,867

Operating income	9,121,350	7,900,316	8,704,204

Other income (expense)
Interest, net	31,234	37,170	(70,252)
Other	(361,207)	(96,592)	69,295

	(329,973)	(59,422)	(957)

Net income	8,791,377	7,840,894	8,703,247

Other comprehensive income
Foreign currency translation adjustment	233,558	350,709	(300,635)

Total comprehensive income	$9,024,935	$8,191,603	$8,402,612

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2013, 2012, and 2011

	CAS	Members’ equity OFT	Total	CAS	Accumulated other comprehensive income OFT	Total	Total members’ equity
Balances at December 31, 2010	$8,853,748	$8,032,552	$16,886,300	$405,575	$464,661	$870,236	$17,756,536

Net income	5,047,883	3,655,364	8,703,247	—	—	—	8,703,247

Foreign currency translation adjustment	—	—	—	(174,368)	(126,267)	(300,635)	(300,635)

Total comprehensive income	5,047,883	3,655,364	8,703,247	(174,368)	(126,267)	(300,635)	8,402,612

Distributions to members	(1,696,537)	(1,228,526)	(2,925,063)	—	—	—	(2,925,063)

Balances at December 31, 2011	12,205,094	10,459,390	22,664,484	231,207	338,394	569,601	23,234,085

Net income	4,547,719	3,293,175	7,840,894	—	—	—	7,840,894

Foreign currency translation adjustment	—	—	—	203,411	147,298	350,709	350,709

Total comprehensive income	4,547,719	3,293,175	7,840,894	203,411	147,298	350,709	8,191,603

Distributions to members	(1,872,181)	(1,355,717)	(3,227,898)	—	—	—	(3,227,898)

Balances at December 31, 2012	14,880,632	12,396,848	27,277,480	434,618	485,692	920,310	28,197,790

Net income	6,153,964	2,637,413	8,791,377	—	—	—	8,791,377

Foreign currency translation adjustment	—	—	—	163,491	70,067	233,558	233,558

Total comprehensive income	6,153,964	2,637,413	8,791,377	163,491	70,067	233,558	9,024,935

Distributions to members	(2,951,872)	(1,265,088)	(4,216,960)	—	—	—	(4,216,960)

Balances at December 31, 2013	$18,082,724	$13,769,173	$31,851,897	$598,109	$555,759	$1,153,868	$33,005,765

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012, and 2011

	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,791,377	$7,840,894	$8,703,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	1,215,719	1,174,402	1,275,768
Amortization of license agreements	403,987	1,199,783	583,892
Changes in assets and liabilities increasing (decreasing) cash flows from operations:
Accounts receivable	1,214,151	(2,725,644)	(4,981,344)
Inventories	498,126	(88,919)	(618,512)
Prepaid expenses and other assets	(986,340)	(395,704)	(1,151,641)
Accounts payable	1,184,183	(716,356)	3,148,967
Accrued expenses and other liabilities	1,124,349	(725,458)	(243,360)

Net cash provided by operating activities	13,445,552	5,562,998	6,717,017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(1,156,979)	(2,077,807)	(1,250,822)

Net cash used in investing activities	(1,156,979)	(2,077,807)	(1,250,822)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(4,216,960)	(3,227,898)	(2,925,063)
Net borrowings (repayments) on line of credit	(107,784)	107,784	(594,139)
Principal payments on long-term debt	(629,532)	(1,888,595)	(1,888,595)

Net cash used in financing activities	(4,954,276)	(5,008,709)	(5,407,797)

Effect of exchange rate changes on cash and cash equivalents	1,708,280	(1,031,977)	1,245,936

Net increase (decrease) in cash and cash equivalents	9,042,577	(2,555,495)	1,304,334

(Continued)

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012, and 2011

(Concluded)	2013	2012	2011

Cash and cash equivalents
Beginning of period	$2,734,632	$5,290,127	$3,985,793

End of period	$11,777,209	$2,734,632	$5,290,127

Supplement disclosure of cash flow information:
Cash paid for interest	$20,870	$87,935	$115,571

Cash paid for foreign income taxes		$85,775	$—

See accompanying notes.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

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

The Company is the result of a Joint Venture and Limited Liability Company Agreement (Agreement) between Continental Automotive Systems US, Inc. (CAS) and Orbital Fluid Technologies, Inc. (OFT). During January 2013, a third amendment to the Company’s joint venture and limited liability company agreement was executed whereby CAS and OFT’s percentage interests changed to 70% and 30%, respectively.

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

In November 1998, the Company began functioning as a systems integrator for motorcycle, scooter and other two-wheel applications utilizing direct injection technology. In addition, in September 1999, the Company began functioning as a systems integrator for nonautomotive equipment utilizing certain Continental port injection technology. In April 2003, the Company began systems integration services and supply of systems components to customers in the marine and recreation market segment, and to a new customer, Bombardier Rotax (Austria), for engines supplied to the snowmobile and personal watercraft markets. In March 2006, the Company acquired from BRP US, Inc. a business associated with supplying fuel systems and components of outboard marine engines. As part of its Asian growth strategy, the Company began manufacturing operations in Changchun, China in November 2006 and opened a sales and application engineering office in Chongqing, China in March 2007. In September 2010, the Company established a legal entity called Synerject Taiwan Ltd, Co. in Taipei, Taiwan to directly support the technical and commercial demands of customers in the Taiwan market.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards for Small and Medium-sized Entities (IFRS for SMEs) issued by the International Accounting Standards Board (IASB). They are presented in U.S. dollars.

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

December 31, 2013 and 2012

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories, which include raw materials and finished goods, are stated at the lower of cost or estimated selling price less costs to complete and sell. Cost includes material, labor and applicable manufacturing overhead and is determined using standard costs, which approximate average costs. At each reporting date, inventories are assessed for impairment. If inventory is impaired, the carrying amount is reduced to its selling price less costs to complete and sell; the impairment loss is recognized immediately in profit or loss.

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

Intangible Assets – License Agreements

In June 1997, the Company entered into a license agreement with OFT for licensed technology. In November 1998, this license agreement was expanded, and the Company acquired the right to provide system integration services and products to the two-wheeled vehicle market. In September 1999, the Company obtained a license agreement for the right to use CAS technology for systems integration for nonautomotive equipment. The license agreements are stated at cost, net of accumulated amortization.

In October 2012, the remaining net book value of the two-wheeled vehicle portion of the above noted license agreement was expensed as it was considered fully impaired.

Warranty Liability

The Company provides for estimated warranty costs based on industry applicable rates as set by CAG and accrues for specific items at the time their existence is known and the amounts are determinable.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to have the income or loss of Synerject reported by the individual members on their U.S. income tax returns rather than by the Company. Accordingly, no U.S. income taxes related to the Company have been provided for in the accompanying consolidated financial statements.

The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of December 31, 2013 and 2012. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local authorities for years before 2010.

The Company’s policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

No election was made to have the income or loss of one subsidiary, Synerject SAS, reported by the individual members on their income tax return. Synerject SAS incurs and pays foreign income taxes. The individual members may be entitled to a tax credit for such foreign income taxes paid if dividends are paid. For the years ended December 31, 2013, 2012, and 2011, foreign income tax expense (benefit) of approximately $116,000, $59,000, and $(8,000), respectively, were included in other expense on the accompanying consolidated statements of comprehensive income.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s non-U.S. subsidiaries and branches are measured using functional currencies other than the U.S. dollar. This causes the Company to be exposed to various risks associated with these functional currencies. The effect of these risks is not determinable.

For the years ended December 31, 2013, 2012, and 2011, assets and liabilities are translated at the exchange rate in effect and set forth by CAG at the consolidated financial statement date. Income statement accounts are translated at the average CAG rate of exchange prevailing during the period.

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 1.	NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Net exchange gains and losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are recognized in other comprehensive income and included in the cumulative foreign currency translation adjustment account in member’s equity.

Impairment of Non-Financial Assets other than Inventories

Assets that are subject to depreciation or amortization are assessed at each reporting date to determine whether there is any indication that the assets are impaired. Where there is any indication that an asset may be impaired, the carrying value of the asset (or cash-generating unit to which the asset has been allocated) is tested for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s (or CGU’s) fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Research and Development

All research and development costs are expensed as incurred. For the years ended December 31, 2013, 2012, and 2011, they amounted to approximately $2,730,000, $3,475,000, and $2,898,000, respectively.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 2.	TRANSACTIONS WITH RELATED PARTIES

The Company purchases and provides services and materials from/to CAS, OCL and their related affiliates. These transactions relate to product purchases and operating expenses, including engineering and technical assistance. A breakdown of these related-party receivables and payables at December 31, 2013 and 2012 are as follows:

	2013	2012

Related party receivables:
CAS and its affiliates	$—	$259,734
OCL and its affiliates	33,610	—

	$33,610	$259,734

Related party payables:
CAS and its affiliates	$9,870,222	$8,544,500

Total revenues from related parties for the years ended December 31, 2013, 2012, and 2011 were approximately $124,000, $125,000, and $95,000, respectively. Total purchases from related parties for the years ended December 31, 2013, 2012, and 2011 were approximately $48,158,000, $36,043,000, and $36,771,000, respectively. For the years ended December 31, 2013, 2012, and 2011 the total amount of key management personnel compensation totaled $1,103,000, $1,098,000, and $1,269,000, respectively.

NOTE 3.	LINE OF CREDIT

The Company has available a line of credit with SunTrust Bank totaling $5,000,000. The total outstanding balance under this line of credit was $0 and $107,784 at December 31, 2013 and 2012, respectively. The line of credit matures July 1, 2014. The line of credit bears interest at the one month London Inter-bank Offered Rate (LIBOR) plus 2.5% (2.67% and 2.71% at December 31, 2013 and 2012, respectively). The line of credit is secured by assets of the Company.

NOTE 4.	LONG-TERM DEBT

Long-term debt as of December 31, 2012 consisted of a note payable to a bank under an agreement dated March 30, 2009. Interest accrued at a monthly rate of LIBOR plus 2.42% (2.63% at December 31, 2012). The note was payable in monthly installments of principal of $157,383 and was secured by substantially all assets of the Company. The note was paid in full as of April 1, 2013.

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 5.	EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution 401(k) plan for its U.S. employees. Participation in the 401(k) plan is voluntary and is open to all employees over 18 years of age with six months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the 401(k) plan). The Company matches 100% of every dollar of employee contributions for the first 1% of the employee’s salary plus an additional 50% contribution of the employee’s contributions above 1% up to a maximum of 6% of the employee’s salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over a two-year period. The Company’s total expense under the plan was approximately $500,000, $476,000, and $439,000 for the years ended December 31, 2013, 2012, and 2011 respectively.

The Company participates in a defined contribution savings plan for its China subsidiary’s employees sponsored by one of the Company’s members, CAS. This plan was instituted in October 2012. Participation in the plan is voluntary and is open to all fixed local Chinese employees with 6 months of service. Discretionary employee contributions are based upon a percentage of annual salary (as defined by the plan). The Company guarantees a contribution of the minimum amount of not less than 3% of the monthly salary of its participating employees. Employees can not contribute more than 8% of their monthly salary. The Company may also make profit-sharing contributions at its discretion. Company contributions vest over an 8 year period. The Company’s total expense under the plan was approximately $25,000 and $5,400 for the years ended December 31, 2013 and 2012, respectively.

The Company sponsors a defined benefit plan for its France subsidiary’s employees. The approximate accrued obligation for this plan as of December 31, 2013 and 2012 is $473,000 and $405,000, respectively. Expenses for this plan totaled approximately $475,000, $478,000, and $385,000 for the years ended December 31, 2013, 2012, and 2011, respectively. These expenses include service costs, interest expenses, changes to the defined benefit obligation and other expenses. Because the amounts are not material to the financial statements as a whole, management has opted to not present the full disclosures for defined benefit plans.

NOTE 6.	INVENTORIES

The major classes of inventories as of December 31, 2013 and 2012 are as follows:

	2013	2012

Raw materials	$4,176,484	$4,543,283
Finished goods	1,735,356	1,895,524

	$5,911,840	$6,438,807

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 7.	PROPERTY, PLANT AND EQUIPMENT

	Machinery and Equipment	Vehicle	Leasehold Improvements	Construction in Progress	Total
Cost
Balance, January 1, 2012	$16,022,073	$23,359	$536,859	$557,704	$17,139,995
Additions	1,595,087	15,800	63,647	1,903,733	3,578,267
Disposals	—	—	—	(1,420,705)	(1,420,705)

Balance, December 31, 2012	17,617,160	39,159	600,506	1,040,732	19,297,557
Additions	1,176,323	1,976	95,994	1,145,336	2,419,629
Disposals	(161,873)	—	(14,713)	(1,284,233)	(1,460,819)

Balance, December 31, 2013	$18,631,610	$41,135	$681,787	$901,835	$20,256,367

Accumulated depreciation
Balance, January 1, 2012	$12,038,280	$23,359	$248,424	$—	$12,310,063
Depreciation	1,065,082	527	52,387	—	1,117,996
Disposals	—	—	—	—	—

Balance, December 31, 2012	13,103,362	23,886	300,811	—	13,428,059
Depreciation	1,415,679	3,522	55,619	—	1,474,820
Disposals	(161,487)	—	(14,713)	—	(176,200)

Balance, December 31, 2013	$14,357,554	$27,408	$341,717	$—	$14,726,679

Carrying amount
At January 1, 2012	$3,983,793	$—	$288,435	$557,704	$4,829,932

At December 31, 2012	$4,513,798	$15,273	$299,695	$1,040,732	$5,869,498

At December 31, 2013	$4,274,056	$13,727	$340,070	$901,835	$5,529,688

NOTE 8.	INTANGIBLE ASSETS – LICENSE AGREEMENTS

All intangible assets were acquired and consist of the following as of December 31, 2013 and 2012:

	December 31, 2013
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$9,743,190
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	140,336	5 Years	140,336

	$13,456,783		$11,881,783

	December 31, 2012
	Gross carrying amount	Weighted average amortization period	Accumulated amortization

Amortizing intangible assets:
License agreement – OFT	$11,318,190	17.3 Years	$9,293,190
License agreement – CAS Affiliates	1,998,257	8.3 Years	1,998,257
License agreement – Other	136,349	5 Years	129,531

	$13,452,796		$11,420,978

(Continued)

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 8.	INTANGIBLE ASSETS – LICENSE AGREEMENTS (Concluded)

Intangible assets are amortized using the straight-line method over their estimated useful lives. Aggregate amortization expense for intangible assets for the years ended December 31, 2013, 2012, and 2011 was approximately $461,000, $1,137,000, and $620,000, respectively. Estimated amortization expense for the next four fiscal years is $450,000 in 2014; $450,000 in 2015, $450,000 in 2016, and $225,000 in 2017.

Under its license agreement with OFT, the Company is contingently obligated to pay additional consideration of $1,000,000 on the last business day of the calendar year in which total sales of OCP Fuel Systems, as defined in the license agreement, reach a certain level. Based on recent sales trends, it is unlikely this sales level will be met.

NOTE 9.	LEASES

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to profit or loss on a straight-line basis over the period of the lease.

The Company has signed several operating leases, primarily for facilities, office equipment and other equipment. Rent expense for the years ended December 31, 2013, 2012, and 2011, was approximately $920,000, $940,000, and $888,000, respectively.

As of December 31, 2013, future minimum lease payments, including residual value guarantees and excluding renewal option periods, are as follows:

Years ending December 31:
Not later than 1 year	$825,523
Later than 1 year and not later than 5 years	2,129,994

$2,955,517

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 10.	PROVISION FOR IMPAIRMENT

The activity in the provision for impairment on trade accounts receivable for the years ended December 31, 2013, 2012, and 2011 follows:

	2013	2012	2011

Provision for impairment at beginning of period	$239,938	$223,522	$158,884
Provision for impairment, net of recoveries and charge-offs	(86,179)	15,002	65,538
Effects of foreign currency translation adjustments	24,095	1,414	(900)

Provision for impairment at end of period	$177,854	$239,938	$223,522

NOTE 11.	WARRANTY LIABILITY

The activity in the warranty liability, which is included in accrued expenses and other liabilities, for the years ended December 31, 2013, 2012, and 2011 follows:

	2013	2012	2011

Liability at beginning of period	$392,979	$963,684	$985,589

Additions to warranty expense accrual	220,427	79,633	412,125

Warranty costs charged against liability	(105,503)	(647,576)	(326,200)

Effects of foreign currency translation adjustments	(67,075)	(2,762)	(107,830)

Liability at end of period	$440,828	$392,979	$963,684

NOTE 12.	CONCENTRATION OF CREDIT RISK

Three customers comprised approximately 65% of net sales for the year ended December 31, 2013 and 73% of trade accounts receivable as of December 31, 2013.

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

SYNERJECT, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 13.	COMMITMENTS AND CONTINGENCIES

Suntrust Bank issued a standby letter of credit on behalf of the Company for $1,175,000 to DCD-201 Enterprise, LLC to serve as a performance guarantee of a lease agreement entered into by DCD-201 Enterprise, LLC and the Company. The expiration date of the letter of credit is June 30, 2014.

A supplier company presented a claim requesting reimbursement of product development costs incurred to date since the serial launch of the new product has been delayed by Synerject to its customers for various reasons. The aggrieved party filed for 500,000 euro as damages in compensation. The Company contested the claim, and on January 9, 2012 a judgment was made in which all of the supplier’s demands were dismissed. However, the supplier has filed an appeal, totally changed its arguments and demands and increased its requested damages to 1,000,000 euro for breach of contract, and the date for the appealed case to be heard will occur in March 2014. The decision is to be announced May, 13, 2014. Although management believes the supplier’s claims are unmerited, the Company has reserved 160,000 euro as a contingency related to this matter as of December 31, 2013.

NOTE 14.	RECLASSIFICATIONS

Certain amounts in the 2011 and 2012 consolidated financial statements have been reclassified to conform to the 2013 presentation. These reclassifications had no effect on the previously reported net income or comprehensive income.

NOTE 15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure and determined that there were none that would require accrual or disclosure.

-17-